
08004491

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Homeland Energy Group Ltd.

*CURRENT ADDRESS 144 Front Street West, Suite 780
Toronto, Ontario M5J 2L7
Canada

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 35225 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☐ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☒ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: MAC

DAT : 8/26/08

*A copy of this preliminary prospectus has been filed with the securities commissions in each of the provinces of Ontario, Alberta and British Columbia and with the TSX Venture Exchange Inc. (the "**Exchange**") but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the Ontario Securities Commission, Alberta Securities Commission and British Columbia Securities Commission.*

***This prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and, in such jurisdictions, only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.***

**PRELIMINARY PROSPECTUS**

INITIAL PUBLIC OFFERING

December 22, 2006


chrysalis
capital IV corporation



**CHRYSALIS CAPITAL IV CORPORATION**
**(a Capital Pool Company)**

**MINIMUM OFFERING: $600,000 or 3,000,000 Common Shares**
**MAXIMUM OFFERING: $850,000 or 4,250,000 Common Shares**

**PRICE: $0.20 per Common Share**

**Agent's Option (as defined herein)**
**Incentive Stock Options (as defined herein)**
**Charitable Stock Options (as defined herein)**

The purpose of this offering is to provide Chrysalis Capital IV Corporation (the "**Corporation**") with a minimum amount of funds in order to identify and evaluate assets or businesses with a view to completing a Qualifying Transaction (as hereafter defined). Any proposed Qualifying Transaction must be approved by the Exchange and, in the case of a Non Arm's Length Qualifying Transaction, must also receive Majority of the Minority Approval (as hereafter defined) in accordance with the Exchange Policy 2.4 entitled "**Capital Pool Companies**" (the "**CPC Policy**"). The Corporation is a Capital Pool Company ("**CPC**"). It has not commenced commercial operations and has no assets other than a minimum amount of cash. Except as specifically contemplated in the CPC Policy, until the Completion of the Qualifying Transaction (hereafter defined), the Corporation will not carry on any business other than the identification and evaluation of assets or businesses with a view to completing a proposed Qualifying Transaction. See "**Business of the Corporation**" and "**Use of Proceeds**". The Corporation hereby offers through its agent, Canaccord Capital Corporation (the "**Agent**"), a minimum (the "**Minimum Offering**") of 3,000,000 common shares (the "**Common Shares**") and maximum (the "**Maximum Offering**") of 4,250,000 Common Shares at a price of $0.20 per Common Share for gross proceeds of a minimum of $600,000 and a maximum of $850,000 (the "**Offering**").

This Offering is made on a commercially reasonable basis by the Agent and is subject to the receipt by the Corporation of a minimum subscription of 3,000,000 Common Shares for total gross proceeds to the Corporation of $600,000 and subject to approval of certain legal matters by Aird & Berlis LLP, Toronto, Ontario, on behalf of the Corporation, and by Beach, Hepburn LLP, Toronto, Ontario, on behalf of the Agent. The offering price of the Common Shares was determined by negotiation between the Corporation and the Agent. All funds received from subscriptions for the Common Shares will be held by the Agent pursuant to the terms of the Agency Agreement and will not be released until a minimum of $600,000 has been deposited and the Agent has consented to such release. If subscriptions for 3,000,000 Common Shares have not been subscribed within 90 days of the issuance of a final receipt for this prospectus or such other time as may be consented to by the Agent and Persons or Companies

(hereafter defined) who subscribed within that period, all subscription proceeds will be returned to subscribers without interest or deduction, unless the subscribers have otherwise instructed the Agent. See **"Plan of Distribution"**.

**Distribution**

| | Common Shares | Price to the Public | Agent's Commission[1] | Net Proceeds to the Corporation[2] |
|---|---|---|---|---|
| Per Common Share | 1 | $0.20 | $0.02 | $0.18 |
| Minimum Offering | 3,000,000 | $600,000 | $60,000 | $540,000 |
| Maximum Offering[3] | 4,250,000 | $850,000 | $85,000 | $765,000 |

**Notes:**

(1) The Agent will receive a cash commission of 10% of the gross proceeds of the Offering, payable at closing. The Agent will also be paid an administration fee of $10,000, and will be reimbursed by the Corporation for its expenses and legal fees up to a maximum of $10,000, plus applicable taxes and disbursements, of which $10,000 has already been paid. In addition, the Agent will be granted a non-transferable option to purchase that number of Common Shares that is equal to 10% of the Common Shares sold in connection with this Offering at a price of $0.20 per Common Share (the **"Agent's Option"**), exercisable for a period of 24 months from the date of listing the Common Shares on the Exchange, which Agent's Option is qualified for distribution under this prospectus. See **"Plan of Distribution"**.

(2) Before deducting the costs and expenses of this issue (and certain pre-offering costs), estimated in the aggregate amount of $72,500, which includes legal and audit fees and other expenses of the Corporation, the Agent's administration fee, the Agent's expenses and legal fees, the listing fee payable to the Exchange and filing fees payable to the Commissions. See **"Use of Proceeds"**.

(3) A minimum of 3,000,000 Common Shares and a maximum of 4,250,000 Common Shares are offered hereunder, not including the Agent's Option, the incentive stock options (the **"Incentive Stock Options"**) to be granted at the closing of the Offering to the directors and officers of the Corporation to purchase up to 600,000 Common Shares in the event the Minimum Offering is completed and up to 725,000 Common Shares in the event the Maximum Offering is completed, at a price of $0.20 per Common Share for a period of five years from the date of grant, which Incentive Stock Options are qualified for distribution under this prospectus, or the charitable stock options (the **"Charitable Stock Options"**) to be granted at the closing of the Offering to Eligible Charitable Organizations (as that term is defined in Exchange Policy 4.7 and reproduced in the Glossary herein) to purchase up to 60,000 Common Shares in the event the Minimum Offering is completed and up to 72,500 Common Shares in the event the Maximum Offering is completed, at a price of $0.20 per Common Share for a period of five years from the date of grant which Charitable Stock Options are qualified for distribution under this prospectus. See **"Plan of Distribution"** and **"Options to Purchase Securities"**.

**Market for Securities**

The Corporation has applied to list its Common Shares on the Exchange. Listing will be subject to the Corporation fulfilling all of the listing requirements of the Exchange.

Other than the initial distribution of the Common Shares pursuant to this prospectus, the grant of the Agent's Option, the grant of the Incentive Stock Options and the grant of the Charitable Stock Options, trading in all securities of the Corporation shall not be permitted during the period between the date receipts for the preliminary prospectus are issued by the Ontario Securities Commission, Alberta Securities Commission and British Columbia Securities Commission (collectively, the **"Commissions"**) and the time the Common Shares are listed for trading on the Exchange, except subject to prior acceptance of the Exchange, where appropriate registration and prospectus exemptions are available under securities legislation or where the applicable Commissions grant a discretionary order.

**THERE IS CURRENTLY NO MARKET THROUGH WHICH THESE SECURITIES MAY BE SOLD AND PURCHASERS MAY NOT BE ABLE TO RESELL THE SECURITIES PURCHASED HEREUNDER. This Offering is subject to the CPC Policy and other applicable policies of the Exchange.**

**INVESTMENT IN THE COMMON SHARES OFFERED HEREUNDER SHOULD BE REGARDED AS HIGHLY SPECULATIVE DUE TO THE PROPOSED NATURE OF THE CORPORATION'S BUSINESS AND ITS PRESENT STAGE OF DEVELOPMENT. This Offering is suitable only to those investors who are prepared to risk the loss of their entire investment. The Corporation has neither a history of earnings nor has**

**it paid any dividends and it is unlikely to generate earnings or pay dividends in the immediate or foreseeable future. The Corporation was only recently incorporated and does not own any ongoing business operations, and has no assets other than cash. The Corporation has not identified a potential Qualifying Transaction and has not entered into an Agreement in Principle. There is no assurance that the Corporation will identify and successfully negotiate the acquisition of any potential corporations, properties, assets or businesses, or any interests therein, nor that any such opportunities or businesses acquired will be profitable. Moreover, additional funds may be required to successfully complete an acquisition, and the Corporation may not be able to obtain such financing or may not be able to raise sufficient funds to take a meaningful position in a potential target. If the acquisition is financed by the issuance of shares from the Corporation's treasury, control of the Corporation may change and shareholders may suffer additional dilution. The directors and officers of the Corporation will only be devoting a portion of their time to the affairs of the Corporation. Potential conflicts of interest may result from the ordinary course of business of the Corporation and of the directors and officers of the Corporation. The directors and officers of the Corporation currently beneficially own, directly or indirectly, or exercise control over, 96.7% of the issued and outstanding Common Shares and will own, directly or indirectly, or exercise control over, 48.3% of the issued and outstanding Common Shares assuming completion of the Minimum Offering of 3,000,000 Common Shares and 40% of the issued and outstanding Common Shares assuming completion of the Maximum Offering of 4,250,000 Common Shares. See "Business of the Corporation", "Management of the Corporation", "Directors, Officers and Promoters", "Use of Proceeds", "Conflicts of Interest" and "Risk Factors".**

**The Exchange may suspend from trading or delist the Common Shares where the Corporation has failed to complete a Qualifying Transaction within 24 months of the date of listing. The Commissions may issue an interim cease trade order against the Corporation's securities if the Common Shares are suspended from trading on the Exchange, and will issue such an interim cease trade order if the Corporation is delisted from the Exchange. In addition, delisting of the Common Shares will result in the cancellation of all of the currently issued and outstanding Common Shares held by Insiders that are Discount Seed Shares within the meaning of the CPC Policy. See "Risk Factors".**

**In the event that management, directors or experts of the Corporation reside outside of Canada or the Corporation identifies a foreign business or assets as a proposed Qualifying Transaction, investors may find it difficult or impossible to effect service or notice to commence legal proceedings upon any management, directors or experts resident outside of Canada or upon the foreign business or the Resulting Issuer (as defined herein) and may find it difficult or impossible to enforce against such persons, judgments obtained in Canadian courts predicated upon the civil liability provisions applicable to securities or other laws in Canada. See "Business of the Corporation", "Risk Factors" and "Conflicts of Interest".**

**Subscribers acquiring Common Shares under this Offering will suffer an immediate dilution of 25.0% or $0.05 per Common Share assuming completion of the Minimum Offering and 20.7% or $0.0414 per Common Share assuming completion of the Maximum Offering, based on the total gross proceeds to be raised under this prospectus and from sales of securities prior to filing this prospectus, without deduction of commissions or related expenses incurred by the Corporation. See "Capitalization", "Dilution" and "Risk Factors".**

**AS A RESULT OF THE AFOREMENTIONED RISK FACTORS WHICH ARE ONLY A SUMMARY THEREOF, THIS OFFERING IS SUITABLE ONLY TO THOSE INVESTORS WHO ARE WILLING TO RELY SOLELY ON THE MANAGEMENT OF THE CORPORATION AND WHO CAN AFFORD TO RISK A LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS".**

Pursuant to the CPC Policy, the maximum number of Common Shares which may be directly or indirectly purchased by any one purchaser under this Offering is 2% of the Common Shares offered hereunder, or 60,000 of the total Common Shares offered in the case of the Minimum Offering and 85,000 of the total Common Shares offered in the case of the Maximum Offering. In addition, the maximum number of Common Shares that may directly or indirectly be purchased by that purchaser, together with any Associates or Affiliates of that purchaser, is 4% of the Common Shares offered hereunder being 120,000 Common Shares in the case of the Minimum Offering and 170,000 Common Shares in the case of the Maximum Offering.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Corporation reserves the right to close the subscription books at any time without notice. It is expected that share certificates evidencing the Common Shares in definitive form will be available for delivery on the date of the closing of this issue.

The promoter resides outside of Canada. Although the promoter has appointed Richard Kimel (c/o Aird & Berlis LLP, BCE Place, Suite 1800, 181 Bay Street, Toronto, Ontario M5J 2T9) as his agent for service of process in Ontario, it may not be possible for investors to collect from the promoter judgements obtained in courts in Ontario predicated on the civil liability provisions of securities legislation.

**Canaccord Capital Corporation**
**BCE Place, 161 Bay Street**
**Suite 2900, P.O. Box 516**
**Toronto, Ontario**
**M5J 2S1**

**Telephone: (416) 867-6034**
**Facsimile: (416) 947-8203**

## TABLE OF CONTENTS

## GLOSSARY

**"Affiliate"** means a Company that is affiliated with another Company as described below.

A Company is an **"Affiliate"** of another Company if:

(a) one of them is the subsidiary of the other, or

(b) each of them is controlled by the same Person.

A Company is **"controlled"** by a Person if:

(a) voting securities of the Company are held, other than by way of security only, by or for the benefit of that Person, and

(b) the voting securities, if voted, entitle the Person to elect a majority of the directors of the Company.

A Person beneficially owns securities that are beneficially owned by:

(a) a Company controlled by that Person, or

(b) an Affiliate of that Person or an Affiliate of any Company controlled by that Person.

**"Agency Agreement"** means the agency agreement dated •, 2007 between the Corporation and the Agent.

**"Agent"** means Canaccord Capital Corporation.

**"Agent's Option"** means the non-transferable option to be granted by the Corporation to the Agent to purchase that number of Common Shares that is equal to 10% of the Common Shares sold in connection with this Offering at a price of $0.20 per Common Share, exercisable for a period of 24 months from the date of listing the Common Shares on the Exchange.

**"Aggregate Pro Group"** means all Persons who are members of any **"Pro Group"**, whether or not the Member (as defined in Exchange rules) is involved in a contractual relationship with the Corporation to provide financing, sponsorship and other advisory services, and **"Pro Group"** has the following meaning:

(a) Subject to subparagraphs (b), (c) and (d) and (e), **"Pro Group"** shall include, either individually or as a group:

  (i) the Member (as defined in Exchange rules);

  (ii) employees of the Member;

  (iii) partners, officers and directors of the Member;

  (iv) Affiliates of the Member; and

  (v) Associates of any parties referred to in subparagraphs (i) through (iv).

(b) The Exchange may, in its discretion, include a Person or party in the **"Pro Group"** for the purposes of a particular calculation where the Exchange determines that the Person is not acting at arm's length to the Member;

(c) The Exchange may, in its discretion, exclude a Person from the **"Pro Group"** for the purposes of a particular calculation where the Exchange determines that the Person is acting at arm's length to the Member;

(d) The Member may deem a Person who would otherwise be included in the **"Pro Group"** pursuant to subparagraph (a) to be excluded from the **"Pro Group"** where the Member determines that:

  (i) the Person is an Affiliate or Associate of the Member acting at arm's length of the Member;

  (ii) the Associate or Affiliate has a separate corporate and reporting structure;

  (iii) there are sufficient controls on information flowing between the Member and the Associate or Affiliate; and

  (iv) the Member maintains a list of such excluded Persons.

**"Agreement in Principle"** means any enforceable agreement or any other agreement or similar commitment which identifies the fundamental terms upon which the parties agree or intend to agree which:

(a) identifies assets or a business to be acquired which would reasonably appear to constitute Significant Assets and the acquisition of which would reasonably appear to constitute a Qualifying Transaction;

(b) identifies the parties to the Qualifying Transaction;

(c) identifies the consideration to be paid for the Significant Assets or otherwise identifies the means by which the consideration will be determined; and

(d) identifies the conditions to any further formal agreements to complete the transaction,

and in respect of which there are no material conditions to closing (other than receipt of shareholder approval and Exchange acceptance), the satisfaction of which is dependent upon third parties and beyond the reasonable control of the Non Arm's Length Parties to the CPC or the Non Arm's Length Parties to the Qualifying Transaction.

**"Associate"** when used to indicate a relationship with a Person or Company, means

(a) an issuer of which the Person or Company beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer,

(b) any partner of the Person or Company,

(c) any trust or estate in which the Person or Company has a substantial beneficial interest or in respect of which a Person or Company serves as trustee or in a similar capacity,

(d) in the case of a Person, a relative of that Person, including

  (i) that Person's spouse or child, or

  (ii) any relative of the Person or of his spouse who has the same residence as that Person; but

(e) where the Exchange determines that two Persons shall, or shall not, be deemed to be associates with respect to a Member firm, Member corporation or holding Company of a Member corporation, then such determination shall be determinative of their relationships in the application of Rule D of the Exchange with respect to that Member firm, Member corporation or holding Company.

**"Charitable Stock Options"** means options to be granted at the closing of the Offering to Eligible Charitable Organizations to purchase up to 60,000 Common Shares in the event the Minimum Offering is completed and up to 72,500 Common Shares in the event the Maximum Offering is Completed, at a price of $0.20 per Common Share for a period of five years from the date of grant.

**"CPC"** means a corporation:

(a) that has filed and obtained a receipt for a preliminary CPC prospectus from one or more of the securities regulatory authorities in compliance with the CPC Policy; and

(b) in regard to which the Final Exchange Bulletin has not yet been issued.

**"CPC Filing Statement"** means the Filing Statement of the CPC prepared in accordance with the Exchange Form of Filing Statement (Form 3B2) which provides full, true and plain disclosure of all material facts relating to the CPC and the Target Company.

**"CPC Information Circular"** means the Information Circular of the CPC prepared in accordance with applicable securities laws and the Exchange Form of Information Circular (Form 3B1) which provides full, true and plain disclosure of all material facts relating to the CPC and the Target Company.

**"Commissions"** mean the Ontario Securities Commission, Alberta Securities Commission and British Columbia Securities Commission.

**"Company"** unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.

**"Completion of the Qualifying Transaction"** means the date the Final Exchange Bulletin is issued by the Exchange.

**"Control Person"** means any Person or Company that holds or is one of a combination of Persons or Companies that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.

**"Discount Seed Share Escrow Agreement"** means the Exchange Form 2F escrow agreement dated •, 2006 among the Corporation, the Escrow Agent and the initial shareholders of the Corporation.

**"Eligible Charitable Organization"** means:

(a) any "Charitable Organization" or "Public Foundation" which is a "Registered Charity", but is not a "Private Foundation" (as such terms are defined in the *Income Tax Act* (Canada), or

(b) a "Registered National Arts Service Organization" (as such term is defined in the *Income Tax Act* (Canada).

**"Escrow Agent"** means Equity Transfer Services Inc.

**"Exchange"** means the TSX Venture Exchange Inc.

**"Final Exchange Bulletin"** means the Exchange Bulletin which is issued following closing of the Qualifying Transaction and the submission of all required documentation and that evidences the final Exchange acceptance of the Qualifying Transaction.

**"Incentive Stock Options"** mean options to be granted at the closing of the Offering to directors and officers of the Corporation to purchase up to 600,000 Common Shares in the event the Minimum Offering is completed and up to

725,000 Common Shares in the event the Maximum Offering is completed, at a price of $0.20 per Common Share for a period of five years from the date of grant.

**"Insider"** if used in relation to an issuer, means:

(a) a director or senior officer of the issuer;

(b) a director or senior officer of the Company that is an Insider or subsidiary of the issuer;

(c) a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or

(d) the issuer itself if it holds any of its own securities.

**"Majority of the Minority Approval"** means the approval of a Non Arm's Length Qualifying Transaction by the majority of the votes cast by shareholders, other than:

(a) Non Arm's Length Parties to the CPC;

(b) Non Arm's Length Parties to the Qualifying Transaction; and

(c) in the case of a Related Party Transaction:

(i) if the CPC holds its own shares, the CPC, and

(ii) a Person acting jointly or in concert with a Person referred to in paragraph (a) or (b) in respect of the transaction,

at a properly constituted meeting of the common shareholders of the CPC.

**"Non Arm's Length Party"** means in relation to a Company, a promoter, officer, director, other Insider or Control Person of that Company (including an issuer) and any Associates or Affiliates of any of such Persons. In relation to an individual, means any Associate of the individual or any Company of which the individual is a promoter, officer, director, Insider or Control Person.

**"Non Arm's Length Parties to the Qualifying Transaction"** means the Vendor(s), any Target Company(ies) and includes, in relation to Significant Assets or Target Company(ies), the Non Arm's Length Parties of the Vendor(s), the Non Arm's Length Parties of any Target Company(ies) and all other parties to or associated with the Qualifying Transaction and Associates or Affiliates of all such other parties.

**"Non Arm's Length Qualifying Transaction"** means a proposed Qualifying Transaction where the same party or parties or their respective Associates or Affiliates are Control Persons in both the CPC and in relation to the Significant Assets which are the subject of the proposed Qualifying Transaction.

**"Person"** means a Company or individual.

**"Principal"** means:

(a) a Person or Company who acted as a promoter of the issuer within two years or their respective Associates or Affiliates before the initial public offering (**"IPO"**) prospectus or Exchange Bulletin confirming final acceptance of a transaction (**"Final Exchange Bulletin"**);

(b) a director or senior officer of the issuer or any of its material operating subsidiaries at the time of the IPO prospectus or Final Exchange Bulletin;

(c) a 20% holder - a Person or Company that holds securities carrying more than 20% of the voting rights attached to the issuer's outstanding securities immediately before and immediately after the issuer's IPO or immediately after the Final Exchange Bulletin for non IPO transactions;

(d) a 10% holder - a Person or Company that:

(i) holds securities carrying more that 10% of the voting rights attached to the issuer's outstanding securities immediately before and immediately after the issuer's IPO or immediately after the Final Exchange Bulletin for non IPO transactions; and

(ii) has elected or appointed, or has the right to elect or appoint, one or more directors or senior officers of the issuer or any of its material operating subsidiaries.

In calculating these percentages, include securities that may be issued to the holder under outstanding convertible securities in both the holder's securities and the total securities outstanding.

A Company, trust, partnership or other entity more than 50% held by one or more Principals will be treated as a Principal. (In calculating this percentage, include securities of the entity that may be issued to the Principals under outstanding convertible securities in both the Principal's securities of the entity and the total securities of the entity outstanding). Any securities of the issuer that this entity holds will be subject to escrow requirements.

A Principal's spouse and their relatives that live at the same address as the Principal will also be treated as Principals and any securities of the issuer they hold will be subject to escrow requirements.

**"Professional Person"** means a Person whose profession gives authority to a statement made by the Person in the Person's professional capacity and includes a barrister and solicitor, a public accountant, an appraiser, an auditor, an engineer and a geologist.

**"Qualifying Transaction"** means a transaction where a CPC acquires Significant Assets, other than cash, by way of purchase, amalgamation, merger or arrangement with another Company or by other means.

**"Responsible Solicitor"** means the solicitor who is primarily responsible for the preparation of or for advice to the Corporation or Agent with respect to the contents of the prospectus.

**"Resulting Issuer"** means the issuer that was formerly a CPC that exists upon issuance of the Final Exchange Bulletin.

**"SEDAR"** means System for Electronic Document Analysis and Retrieval.

**"Significant Assets"** means one or more assets or businesses which, when purchased, optioned or otherwise acquired by the CPC, together with any other concurrent transactions, would result in the CPC meeting the minimum listing requirements of the Exchange.

**"Sponsor"** has the meaning specified in Exchange Policy 2.2 - Sponsorship and Sponsorship Requirements.

**"Target Company"** means a Company to be acquired by the CPC as its Significant Asset pursuant to a Qualifying Transaction.

**"Vendors"** means one or all of the beneficial owners, of the Significant Assets (other than a Target Company).

## PROSPECTUS SUMMARY

*The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus.*

**ISSUER:** Chrysalis Capital IV Corporation

**OFFERING:** A minimum of 3,000,000 common shares in the capital of the Corporation (the **"Common Shares"**) and a maximum of 4,250,000 Common Shares are being offered under this prospectus at a price of $0.20 per Common Share for gross proceeds of a minimum of $600,000 and a maximum of $850,000 (the **"Offering"**). This Offering is being made on a commercially reasonable basis by the Agent. In addition, the Corporation will grant to the Agent a non-transferable option to purchase that number of Common Shares that is equal to 10% of the Common Shares sold in connection with this Offering at a price of $0.20 per Common Share, exercisable for a period of 24 months from the date of listing of the Common Shares on the Exchange, which option is qualified under this prospectus (the **"Agent's Option"**). This prospectus also qualifies for distribution (i) the Incentive Stock Options to be granted at the closing of the Offering to directors and officers of the Corporation which entitle the holders thereof to purchase up to 600,000 Common Shares in the event the Minimum Offering is completed and up to 725,000 Common Shares in the event the Maximum Offering is completed, at a price of $0.20 per Common Share for a period of five years from the date of grant; and (ii) the Charitable Stock Options to be granted at the closing of the Offering to Eligible Charitable Organizations (as that term is defined in Exchange Policy 4.7 and reproduced in the Glossary herein) to purchase up to 60,000 Common Shares in the event the Minimum Offering is completed and up to 72,500 Common Shares in the event the Maximum Offering is completed, at a price of $0.20 per Common Share for a period of five years from the date of grant, which Incentive Stock Options and Charitable Stock Options are qualified for distribution under this prospectus. See **"Plan of Distribution"**.

**PRICE:** $0.20 per Common Share.

**BUSINESS OF THE CORPORATION:** The Corporation is a capital pool company created pursuant to the CPC Policy. The principal business of the Corporation will be the identification and evaluation of assets or businesses with a view to completing a Qualifying Transaction. Any potential Qualifying Transaction must be approved by the Exchange, and in the case of a Non Arm's Length Qualifying Transaction, must also receive Majority of the Minority Approval, in accordance with the CPC Policy. The Corporation has not commenced commercial operations and has no assets other than a minimum amount of cash. Except as specifically contemplated in the CPC Policy, until Completion of the Qualifying Transaction, the Corporation will not carry on any business other than the identification and evaluation of assets or businesses with a view to completing a Qualifying Transaction. See **"Business of the Corporation"** and **"Use of Proceeds"**.

**USE OF PROCEEDS:** The net proceeds to the Corporation from the Offering and cash proceeds raised from the sale of Common Shares prior to this Offering will be approximately $767,500 in the case of the Minimum Offering and approximately $992,500 in the case of the Maximum Offering (after deduction of the Agent's Commission and the expenses and costs of the Offering). The net proceeds of this Offering will be used to provide the Corporation with a minimum of funds with which to identify and evaluate assets or businesses for acquisition with a view to completing a Qualifying Transaction. The Corporation may not have sufficient funds to secure such businesses or assets once identified and evaluated and additional funds may be required. Until Completion of the Qualifying Transaction, and except as otherwise provided in the CPC Policy, a maximum of the lesser of 30% of the gross proceeds realized and $210,000 may be used for purposes other than evaluating businesses or assets, subject to obtaining a

waiver from the Exchange. See **"Use of Proceeds"**, **"Business of the Corporation"** and **"Risk Factors"**.

**DIRECTORS AND OFFICERS:**

The following persons are the directors and officers of the Corporation:

Marc Lavine – Chairman, Chief Executive Officer and Director

Robert Munro – President, Chief Financial Officer and Director

Geoff Rotstein – Director

Grant McCutcheon – Director

**DIVIDEND POLICY:**

It is not contemplated that any dividends will be paid on the Common Shares in the immediate or foreseeable future. See **"Dividend Policy"**.

**ESCROWED SHARES:**

All of the currently issued and outstanding Common Shares, being 3,000,000 Common Shares, will be deposited in escrow pursuant to the terms of the Discount Seed Share Escrow Agreement, as defined herein, and will be released from escrow in stages over a period of up to three years after the date of the Final Exchange Bulletin. See **"Escrowed Securities"**.

**RISK FACTORS:**

**There is no established market for the Common Shares. Investment in the Common Shares must be regarded as highly speculative due to the proposed nature of the Corporation's business and its present stage of development.**

The Corporation was only recently incorporated and has no active business or assets other than cash. It does not have a history of earnings, nor has it paid any dividends and will not generate earnings or pay dividends until at least after the Completion of the Qualifying Transaction. The Offering is only suitable to investors who are prepared to rely entirely on the directors and management of the Corporation and can afford to risk the loss of their entire investment. The directors and officers of the Corporation will only devote part of their time and attention to the affairs of the Corporation and there are potential conflicts of interest to which some of the directors and officers of the Corporation will be subject in connection with the operations of the Corporation. Assuming completion of the Minimum Offering, an investor will suffer an immediate dilution on investment of 25.0% or $0.05 per Common Share and 20.7% or $0.0414 per Common Share assuming completion of the Maximum Offering. There can be no assurance that an active and liquid market for the Common Shares will develop and an investor may find it difficult to resell the Common Shares. Until Completion of the Qualifying Transaction, the Corporation will not carry on any business other than the identification and evaluation of assets or businesses with a view to completing a Qualifying Transaction. The Corporation has only limited funds with which to identify and evaluate possible Qualifying Transactions and there can be no assurance that the Corporation will be able to identify or complete a suitable Qualifying Transaction.

In the event that management, directors or experts of the Corporation reside outside of Canada or the Corporation identifies a foreign business or assets as a proposed Qualifying Transaction, investors may find it difficult or impossible to effect service or notice to commence legal proceedings upon any management, directors or experts resident outside of Canada or upon the foreign business or the Resulting Issuer and may find it difficult or impossible to enforce against such persons or companies, judgments obtained in Canadian courts predicated upon the civil liability provisions applicable to securities or other laws in Canada. See **"Business of the Corporation"**, **"Risk Factors"** and **"Conflicts of Interest"**.

## THE CORPORATION

### Name and Incorporation

Chrysalis Capital IV Corporation (the "**Corporation**") was incorporated pursuant to articles of incorporation dated October 12, 2006 under the *Canada Business Corporations Act.* The principal and registered office of the Corporation is located at 1255 Bay Street, Suite 400, Toronto, Ontario M5R 2A9.

The share capital of the Corporation consists of an unlimited number of Common Shares. As of the date hereof, 3,000,000 Common Shares are issued and outstanding.

The Corporation has no subsidiaries.

## BUSINESS OF THE CORPORATION

### Preliminary Expenses

As at the date hereof, the Corporation has incurred preliminary expenses with respect to auditing costs and filing fees, as well as advances to the Agent for fees and expenses, of approximately $15,935 in the aggregate, all of which have been included in the financial statements. A portion of the net proceeds of the Offering may be utilized to satisfy the obligations of the Corporation related to this Offering, including the expenses of its auditors, legal counsel and the Agent's legal counsel, the listing fees payable to the Exchange and filing fees payable to the Commissions. See "**Use of Proceeds**".

### Proposed Operations until Completion of a Qualifying Transaction

The Corporation is a CPC created pursuant to the CPC Policy. The Corporation proposes to identify and evaluate businesses and assets with a view to completing a Qualifying Transaction. Any proposed Qualifying Transaction must be accepted by the Exchange and in the case of a Non Arm's Length Qualifying Transaction is also subject to Majority of the Minority Approval in accordance with the CPC Policy. To date, the Corporation has not conducted commercial operations of any kind other than to enter into discussions for the purpose of identifying potential acquisitions or interests in commercially viable businesses or assets. The Corporation does not own any assets, other than cash. The Corporation is not specifically considering pursuing a company, asset or business in any specific business or industry sector, or in any particular geographical area, and the Corporation anticipates reviewing companies, assets and businesses in a broad range of industry sectors and geographical areas. See "**Risk Factors**".

Until Completion of the Qualifying Transaction, the Corporation will not carry on any business other than the identification and evaluation of assets or businesses with a view to completing a potential Qualifying Transaction. With the consent of the Exchange, this may include the raising of additional funds in order to finance an acquisition. Except as described under "**Use of Proceeds-Private Placements for Cash**", "**Use of Proceeds-Permitted Use of Funds**" and "**Use of Proceeds-Restrictions on Use of Proceeds**", the funds raised pursuant to this Offering and any subsequent financing will be utilized only for the identification and evaluation of potential Qualifying Transactions and not for any deposit, loan or direct investment in a potential acquisition.

Although the Corporation has commenced the process of identifying potential acquisitions with a view to completing the Qualifying Transaction, the Corporation has not yet entered into an Agreement in Principle.

### Method of Financing

The Corporation may use cash, bank financing, issuance of treasury shares either by way of private placement or public offering or some combination thereof for the purpose of financing its proposed Qualifying Transaction. A Qualifying Transaction financed by the issue of treasury shares could result in a change in control of the Corporation and may cause the shareholders' interest in the Corporation to be further diluted.

**Criteria for a Qualifying Transaction**

The board of directors of the Corporation must approve any proposed Qualifying Transaction. In exercising their powers and discharging their duties in relation to a proposed Qualifying Transaction, the directors will act honestly and in good faith with a view to the best interests of the Corporation and will exercise the care, diligence and skill that a reasonably prudent Person would exercise in comparable circumstances.

**Filings and Shareholder Approval of a Non Arm's Length Qualifying Transaction**

Upon the Corporation reaching an Agreement in Principle, the Corporation must issue a comprehensive press release, at which time the Exchange generally will halt trading in the Common Shares until the filing requirements of the Exchange have been satisfied as set forth under **"Trading Halts, Suspension and Delisting"**. Within 75 days after the issuance of such press release, the Corporation shall be required to submit for review to the Exchange either a CPC Information Circular that complies with applicable corporate and securities laws or a CPC Filing Statement that complies with the Exchange requirements. The CPC Information Circular must be submitted where there is a Non Arm's Length Qualifying Transaction. A CPC Filing Statement must be submitted where a Qualifying Transaction is not a Non Arm's Length Qualifying Transaction. The CPC Information Circular or CPC Filing Statement, as applicable, must contain prospectus level disclosure of the Target Company and the Corporation, assuming Completion of the Qualifying Transaction, and be prepared in accordance with the CPC Policy and Form 3B1 or Form 3B2. Upon acceptance by the Exchange, the Corporation must then either:

(a) file the CPC Filing Statement on SEDAR at least seven business days prior to closing of the Qualifying Transaction, and issue a news release which discloses the scheduled closing date for the Qualifying Transaction as well as the fact that the CPC Filing Statement is available on SEDAR; or

(b) mail the CPC Information Circular and related proxy material to its shareholders in order to obtain the Majority of the Minority Approval of the Qualifying Transaction or other requisite approval, at a meeting of the shareholders.

Unless waived by the Exchange, the Corporation will also be required to retain a Sponsor, who must be a member of the Exchange, and who will be required to submit to the Exchange a Sponsor Report prepared in accordance with the Policies of the Exchange. The Corporation will no longer be considered to be a CPC upon the Exchange having issued the Final Exchange Bulletin. The Exchange will generally not issue the Final Exchange Bulletin until the Exchange has received:

(a) in the case of a Non Arm's Length Qualifying Transaction, confirmation of the Majority of the Minority Approval of the Qualifying Transaction;

(b) confirmation of closing of the Qualifying Transaction; and

(c) all post-meeting or final documentation, as applicable, otherwise required to be filed with the Exchange pursuant to the CPC Policy.

Upon issuance of the Final Exchange Bulletin, the CPC Policy will generally cease to apply, with the exception of the escrow provisions of the CPC Policy and the restrictions in the CPC Policy precluding the Corporation from completing a reverse take-over for a period of one year from the Completion of the Qualifying Transaction.

**Potential Qualifying Transaction**

The Corporation has not, as of the date hereof, entered into negotiations respecting a potential Qualifying Transaction.

**Minimum Listing Requirements**

The Resulting Issuer must satisfy the Exchange's minimum listing requirements for its particular industry sector in either Tier 1 or Tier 2 as prescribed under the applicable Policies of the Exchange.

**Trading Halts, Suspension and Delisting**

The Exchange will generally halt trading in the Common Shares from the date of the public announcement of an Agreement in Principle until all filing requirements of the Exchange have been satisfied, which includes the submission of a Sponsorship Acknowledgement Form, where the Qualifying Transaction is subject to sponsorship. In addition, personal information forms or, if applicable, declarations for all individuals who may be directors, senior officers, promoters, or Insiders of the Resulting Issuer must be filed with the Exchange, and any preliminary background searches that the Exchange considers necessary or advisable, must also be completed, before the trading halt will be lifted by the Exchange. Even if all filing requirements have been satisfied and preliminary background checks completed, the Exchange may continue or reinstate a halt in trading of the Common Shares for public policy reasons including:

(a) the unacceptable nature of the business of the Resulting Issuer; or

(b) the number of conditions precedent to, or the nature and number of deficiencies required to be resolved prior to, Completion of the Qualifying Transaction, are so significant or numerous as to make it appear to the Exchange that the halt should be reinstated or continued.

A trading halt may also be imposed by the Exchange where the Corporation fails to file the supporting documents relating to the Qualifying Transaction within a period of 75 days after public announcement of the Agreement in Principle or if the CPC fails to file post-meeting or final documents, as applicable, within the time required. A trading halt may also be imposed if a Sponsor terminates its sponsorship.

The Exchange may suspend from trading or delist the Common Shares where the Exchange has not issued a Final Exchange Bulletin to the CPC within 24 months of the date of listing. If the Common Shares are delisted by the Exchange, then within 90 days from the date of such delisting, the Corporation shall wind up and liquidate its assets pursuant to the *Canada Business Corporations Act* and shall make a pro rata distribution of its remaining assets to its shareholders, unless, within that 90 day period and pursuant to a majority vote of shareholders, exclusive of the votes of Non Arm's Length Parties to the Corporation, the shareholders determine to deal with the Corporation or its remaining assets in some other manner. See **"Filings and Shareholder Approval of Non Arm's Length Qualifying Transaction"**.

**Refusal of a Qualifying Transaction**

The Exchange, in its sole discretion, may not approve a Qualifying Transaction if:

(a) the Resulting Issuer fails to satisfy the applicable minimum listing requirements of the Exchange;

(b) the aggregate number of securities of the Resulting Issuer owned, directly or indirectly, by:

   (i) a member firm of the Exchange;

   (ii) registrants, unregistered corporate finance professionals, employee shareholders and partners of such member firm; and

   (iii) Associates of any such Person,

   collectively, would exceed 20% of the issued and outstanding securities of the Resulting Issuer;

(c) the Resulting Issuer will be a financial institution, finance company, finance issuer or mutual fund, as defined in the securities legislation;

(d) the majority of the directors and senior officers of the Resulting Issuer are not residents of Canada or the United States or are individuals who have not demonstrated positive association as directors or officers with public companies that are subject to a regulatory regime comparable to the companies listed on a Canadian exchange;

(e) in the case of a Resulting Issuer that is a reporting issuer in Ontario, other than an oil and gas or mining issuer, the Qualifying Transaction involves the acquisition of Significant Assets, outside of Canada or the United States and is not undertaken using a prospectus as a disclosure document; or

(f) notwithstanding the definition of a Qualifying Transaction, there is any other reason for denying acceptance of the Qualifying Transaction.

## USE OF PROCEEDS

### Proceeds and Principal Purposes

The gross proceeds to be received by the Corporation from the sale of the Common Shares offered by this prospectus will be $600,000 if the Minimum Offering is completed and $850,000 if the Maximum Offering is completed. The gross proceeds received by the Corporation from the sale of 3,000,000 Common Shares prior to the date of this prospectus total $300,000 (the **"Private Placements"**). Assuming the Minimum Offering is completed, from the aggregate gross proceeds of $900,000 will be deducted the expenses and costs of the Offering and the Private Placements, estimated in the aggregate to be approximately $132,500. Assuming the Maximum Offering is completed, from the aggregate gross proceeds of $1,150,000 will be deducted the expenses and costs of the Offering and the Private Placements, estimated in the aggregate to be approximately $157,500. The following table indicates the principal uses to which the Corporation proposes to use the estimated total funds available to it upon the completion of this Offering:

| **Proceeds to the Corporation** | **Minimum Offering**[3] | **Maximum Offering**[3] |
|---|---|---|
| Cash proceeds raised from the sale of Common Shares prior to this Offering[1] | $300,000 | $300,000 |
| Expenses and costs relating to raising the cash proceeds above | ($5,000) | ($5,000) |
| Cash proceeds to be raised pursuant to this Offering[2] | $600,000 | $850,000 |
| Expenses and costs relating to the Offering (including legal and audit fees and other expenses of the Corporation, Agent's commission and administration fee as well as Agent's legal fees and expenses, Exchange listing fee, and prospectus filing fees of the Commissions) | ($127,500) | ($152,500) |
| Estimated funds available (on completion of the Offering) | $767,500 | $992,500 |
| **Use of Proceeds** | | |
| Funds available for identifying and evaluating assets or businesses[3] | $630,000 | $855,000 |
| General and administrative expenses until Completion of a Qualifying Transaction | $137,500 | $137,500 |
| **TOTAL NET PROCEEDS** | $767,500 | $992,500 |

**Notes:**

(1) See "Prior Sales".

(2) In the event the Agent exercises the Agent's Option, and the Incentive Stock Options and Charitable Stock Options are exercised, there will be available to the Corporation a maximum of an additional $192,000 in the event the Minimum Offering is completed and $244,500 in the event the Maximum Offering is completed, which will be added to the working capital of the Corporation. There is no assurance that any of these options will be exercised.

(3) In the event that the Corporation enters into an Agreement in Principle prior to spending the entire $630,000 in the event the Minimum Offering is completed and $855,000 in the event the Maximum Offering is completed on identifying and evaluating assets or

businesses, the remaining funds may be used to finance or partially finance the acquisition of Significant Assets or for working capital after Completion of the Qualifying Transaction.

Until required for the Corporation's purposes, the proceeds will only be invested in securities of, or those guaranteed by, the Government of Canada or any Province or territory of Canada or the Government of the United States of America, in certificates of deposit or interest-bearing accounts of Canadian chartered banks, trust companies or credit unions.

The proceeds from this Offering and any prior sale of Common Shares, after deducting the expenses associated with this Offering, will only be sufficient to identify and evaluate a finite number of assets and businesses, and additional funds may be required to finance any acquisition to which the Corporation may commit.

**Permitted Use of Funds**

Until the Completion of the Qualifying Transaction and except as otherwise specifically provided by the CPC Policy and described in **"Use of Proceeds-Restrictions on Use of Proceeds"**, **"Use of Proceeds-Private Placements for Cash"** and **"Use of Proceeds-Prohibited Payments to Related Parties"**, the gross proceeds realized from the sale of all securities issued by the Corporation will only be used by the Corporation to identify and evaluate assets or businesses and in the case of a Non Arm's Length Transaction, obtain shareholder approval for a Non Arm's Length Qualifying Transaction.

The proceeds may be used for expenses incurred for the preparation of:

(a) valuations or appraisals;

(b) business plans;

(c) feasibility studies and technical assessments;

(d) sponsorship reports;

(e) engineering and geological reports;

(f) financial statements, including audited financial statements;

(g) fees for legal and accounting services; and

(h) Agent's fees, costs and commissions,

relating to the identification and evaluation of assets or businesses and in the case of a Non Arm's Length Qualifying Transaction, the obtaining of shareholder approval for the Corporation's proposed Qualifying Transaction.

In addition, with the prior acceptance of the Exchange, up to an aggregate of $225,000 may be advanced as a refundable deposit or secured loan by the Corporation to a Vendor or Target Company, as the case may be, for a proposed Arm's Length Qualifying Transaction provided that the Qualifying Transaction has been publicly announced at least 15 days prior to the date of such advance, due diligence with respect to the Qualifying Transaction is well underway and either a Sponsor has been engaged or sponsorship has been waived. A maximum aggregate amount of $25,000 may also be advanced as a non-refundable deposit, unsecured deposit or advance to a Vendor or Target Company, as the case may be, to preserve assets without the prior acceptance of the Exchange.

**Restrictions on Use of Proceeds**

Until Completion of a Qualifying Transaction, not more than the lesser of (i) 30% of the gross proceeds from the sale of all securities issued by the Corporation and (ii) $210,000 will be used for purposes other than those described

above. For greater certainty, expenditures which are not included as **"Permitted Use of Funds"**, listed above, include:

(a) listing and filing fees (including SEDAR fees);

(b) other costs for the issuance of securities (including legal, accounting and audit expenses) relating to the preparation and filing of this prospectus; and

(c) administrative and general expenses of the Corporation, including office supplies, office rent and related utilities; printing costs (including the printing of this prospectus and share certificates), equipment leases; and fees for legal advice and audit expenses, other than those described above under **"Permitted Use of Funds"**.

No proceeds from the sale of securities of the Corporation may be used to acquire or lease a vehicle.

No proceeds from the sale of securities of the Corporation have been used to pay any fees, salaries or to acquire a vehicle for any director, officer or shareholder of the Corporation.

**Private Placements for Cash**

After the closing of this Offering and until the Completion of the Qualifying Transaction, the Corporation will not issue any securities unless written acceptance of the Exchange is obtained before issuance. Prior to the Completion of the Qualifying Transaction, the Exchange generally will not accept a private placement by the Corporation where the gross proceeds raised from the issuance of securities both prior to and pursuant to the Offering, together with any proceeds anticipated to be raised upon closing of the private placement, will exceed $2,000,000. The only securities issuable pursuant to such a private placement will be Common Shares. Units and/or share purchase warrants may not be issued pursuant to a private placement undertaken prior to closing of the Qualifying Transaction. Subject to certain limited exceptions in the CPC Policy, Common Shares issued pursuant to the private placement to Non Arm's Length Parties to the Corporation and to Principals of the Resulting Issuer will be subject to escrow.

**Prohibited Payments to Non Arm's Length Parties**

Except as described under **"Options to Purchase Securities"** and **"Restrictions on Use of Proceeds"**, the Corporation has not made, and until Completion of the Qualifying Transaction will not make, any payment of any kind, directly or indirectly, to a Non Arm's Length Party to the Corporation or a Non Arm's Length Party to the Qualifying Transaction, or to a Person engaged in investor relations activities, by any means, including:

(a) remuneration, which includes but is not limited to salaries, consulting fees, management contract fees, directors' fees, finders' fees, loans, advances and bonuses; and

(b) deposits and similar payments.

Further, no such payments will be made on or after the Completion of a Qualifying Transaction if such payments relate to services rendered or obligations incurred prior to or in connection with the Qualifying Transaction.

Notwithstanding the above, the Corporation may reimburse a Non Arm's Length Party to the Corporation for reasonable expenses for office supplies, office rent and related utilities, equipment leases (excluding vehicle leases), and legal services (provided that neither the lawyer providing the legal services nor any member of the law firm providing the services is a promoter of the Corporation or in the case of a law firm, no member of the firm, owns greater than 10% of the outstanding Common Shares), and the Corporation may also reimburse a Non Arm's Length Party to the Corporation for reasonable out-of-pocket expenses incurred in pursuing the business of the Corporation described in **"Permitted Use of Funds"**.

The foregoing restrictions on the use of proceeds and prohibitions on payments to Non Arm's Length Parties and Persons engaged in investor relations activities continue to apply until the Completion of the Qualifying Transaction.

## PLAN OF DISTRIBUTION

### Name of Agent and Agent's Compensation

Pursuant to the Agency Agreement, the Corporation has appointed Canaccord Capital Corporation (the "**Agent**") as its agent to offer for distribution to the public, on a commercially reasonable basis, a minimum of 3,000,000 Common Shares and a maximum of 4,250,000 Common Shares at a price of $0.20 per Common Share for gross proceeds of a minimum of $600,000 and a maximum of $850,000, subject to the terms and conditions of the Agency Agreement.

The Agent will receive a commission equal to 10% of the aggregate gross proceeds from the sale of the Common Shares ($60,000 if the Minimum Offering is completed, or $85,000 if the Maximum Offering is completed). The Agent will also be paid an administration fee of $10,000, and will be reimbursed by the Corporation for its expenses and legal fees up to a maximum of $10,000 plus applicable taxes and disbursements. In addition, the Agent will be granted the Agent's Option to purchase that number of Common Shares that is equal to 10% of the Common Shares sold in connection with this Offering at a price of $0.20 per Common Share, exercisable for a period of 24 months from the date of listing the Common Shares on the Exchange, which Agent's Option is qualified for distribution under this prospectus.

The Agent intends to sell to the public all the Common Shares to be received by it upon the exercise of its option. Not more than 50% of the Common Shares received on the exercise of the Agent's Option may be sold by the Agent prior to the Completion of the Qualifying Transaction. The remaining 50% may be sold after the Completion of the Qualifying Transaction.

Other than as described in this prospectus, there are no payments in cash, securities or other consideration being made, or to be made, to a promoter, finder or any other Person or Company in connection with the Offering.

The Offering will be made in accordance with the rules and policies of the Exchange and with the consent of the Exchange. The closing of the Offering will take place at such time as the Corporation and the Agent may agree, provided that subscriptions for the Minimum Offering have been received.

The Agent has agreed to use its commercially reasonable efforts to secure subscriptions for all of the Common Shares offered hereunder on behalf of the Corporation and may make co-brokerage arrangements with other investment dealers at no additional cost to the Corporation. The obligations of the Agent under the Agency Agreement may be terminated at its discretion on the basis of its assessment of the state of financial markets or upon the occurrence of certain events as stated in the Agency Agreement, including the non-fulfillment of conditions of closing.

### Offering and Minimum Distribution

The Minimum Offering is for 3,000,000 Common Shares for total gross proceeds of $600,000 and the Maximum Offering is for 4,250,000 Common Shares for total gross proceeds of $850,000. Under the CPC Policy, the maximum number of Common Shares which may be directly or indirectly purchased by any one purchaser to this Offering is 2% of the Common Shares offered hereunder or 60,000 Common Shares assuming the Minimum Offering is completed and 85,000 Common Shares assuming the Maximum Offering is completed. In addition, the maximum number of Common Shares that may directly or indirectly be purchased by that purchaser, together with any Associates or Affiliates of that purchaser, is 4% or 120,000 Common Shares assuming the Minimum Offering is completed and 170,000 Common Shares assuming the Maximum Offering is completed. The funds received from the Offering will be deposited with the Agent, and will not be released until $600,000 has been deposited and the Agent consents to the release thereof. Subscriptions of 3,000,000 Common Shares for total gross proceeds of $600,000 must be raised within 90 days of the issuance of a receipt for the prospectus, or such other time as may be

consented to by the Agent and Persons or Companies who subscribed within that period, failing which the Agent will remit the funds collected to the original subscribers without interest or deduction, unless subscribers have otherwise instructed the Agent.

**Other Securities Being Distributed**

The Corporation also proposes to grant the Incentive Stock Options and Charitable Stock Options at the closing of the Offering in accordance with the policies of the Exchange, which options are qualified for distribution pursuant to this prospectus. The Incentive Stock Options entitle the holders to purchase up to 600,000 Common Shares in the event the Minimum Offering is completed and up to 725,000 Common Shares in the event the Maximum Offering is completed, at a price of $0.20 per Common Share and such options may be exercised for a period of five years from the date of grant. The Charitable Stock Options entitle the holders to purchase up to 60,000 Common Shares in the event the Minimum Offering is completed and up to 72,500 Common Shares in the event the Maximum Offering is completed, at a price of $0.20 per Common Share for a period of five years from the date of grant. See **"Plan of Distribution"** and **"Options to Purchase Securities"**.

**Determination of Price**

The offering price of the Common Shares offered pursuant to this Offering has been determined by negotiation between the Corporation and the Agent in accordance with the CPC Policy.

**Listing Application**

The Corporation has applied to list its Common Shares on the Exchange. Listing will be subject to the Corporation fulfilling all of the listing requirements of the Exchange.

**Subscriptions by and Restrictions on the Agent**

The Agent has advised the Corporation that, to the best of its knowledge and belief, no directors, officers, employees or contractors of the Agent or any Associate or Affiliate thereof have subscribed for Common Shares.

Until Completion of the Qualifying Transaction, the aggregate number of Common Shares permitted to be owned directly or indirectly by the Aggregate Pro Group, including participants referred to above, is 20% of the issued and outstanding Common Shares exclusive of Common Shares reserved for issuance at a future date. Such participants are permitted to subscribe for Common Shares pursuant to this Offering, subject to (i) compliance with any applicable client priority rule, and (ii) the restrictions applicable to all purchasers to Offering described under **"Plan of Distribution - Offering and Minimum Distribution"**.

**Restrictions on Trading**

Other than the initial distribution of the Common Shares pursuant to this prospectus, the grant of the Agent's Option and the grant of the Incentive Stock Options and Charitable Stock Options, no securities of the Corporation will be permitted to be issued during the period between the date a receipt for the preliminary prospectus is issued by the Commissions and the time the Common Shares are listed for trading on the Exchange, except subject to prior acceptance of the Exchange, where appropriate registration and prospectus exemptions are available under securities legislation or where the applicable securities regulatory authorities grant a discretionary order.

## DESCRIPTION OF SECURITIES DISTRIBUTED

The Corporation is authorized to issue an unlimited number of Common Shares of which 3,000,000 Common Shares are issued and outstanding as fully paid and non-assessable as at the date hereof. In addition, a maximum of 4,250,000 Common Shares are reserved for issuance pursuant to this Offering and a maximum of 425,000 Common Shares are reserved for issuance upon exercise of the Agent's Option. A maximum of 725,000 Common Shares are reserved for issuance upon exercise of the Incentive Stock Options, and a maximum of 72,500 are also reserved for issuance upon exercise of the Charitable Stock Options. All of the Common Shares to be outstanding on completion

of this Offering will be fully paid and non-assessable. See **"Prior Sales"**, **"Options to Purchase Securities"** and **"Plan of Distribution"**.

**Common Shares**

The holders of the Common Shares are entitled to dividends, if, as and when declared by the board of directors of the Corporation, to one vote per share at meetings of the shareholders of the Corporation and, upon liquidation, to receive such assets of the Corporation as are distributable to the holders of the Common Shares.

## CAPITALIZATION

| | Amount authorized or to be authorized | Amount outstanding as at October 31, 2006[1][3] | Amount outstanding as at the date hereof[1] | Amount to be outstanding if the Minimum Offering is sold[2][3][4][5] | Amount to be outstanding if the Maximum Offering is sold[2][3][4][5] |
|---|---|---|---|---|---|
| Common Shares | Unlimited | $300,000 (3,000,000 Common Shares) | $300,000 (3,000,000 Common Shares) | $900,000 (6,000,000 Common Shares) | $1,150,000 (7,250,000 Common Shares) |

**Notes:**

(1) The Corporation had not commenced commercial operations as at October 31, 2006 or as at the date hereof.

(2) The Corporation has reserved an aggregate of up to 300,000 Common Shares in the event the Minimum Offering is subscribed for and up to 425,000 Common Shares in the event the Maximum Offering is subscribed for pursuant to the Agent's Option. The Agent's Option will have an exercise price of $0.20 per Common Share and may be exercised for a period of 24 months from the date of listing the Common Shares on the Exchange. See **"Plan of Distribution."**

(3) The Common Shares issued at $0.10 per share will be held in escrow in accordance with the CPC Policy. See **"Escrowed Securities"**.

(4) Before deducting the Agent's commission and the costs and expenses of this issue (and certain pre-offering costs) estimated in the aggregate amount of $132,500 assuming completion of the Minimum Offering and $157,500 assuming completion of the Maximum Offering, including the listing fee payable to the Exchange.

(5) The Corporation has reserved an aggregate of up to 600,000 Common Shares in the event the Minimum Offering is subscribed for and up to 725,000 Common Shares in the event the Maximum Offering is subscribed for pursuant to Incentive Stock Options to be granted to directors and officers of the Corporation. The Corporation has also reserved an aggregate of up to 60,000 Common Shares in the event the Minimum Offering is subscribed for and up to 72,500 Common Shares in the event the Maximum Offering is subscribed for pursuant to Charitable Stock Options. All of the Incentive Stock Options and Charitable Stock Options will have an exercise price of $0.20 per Common Share and may be exercised for a period of five years from the date of grant. See **"Options to Purchase Securities"**.

## OPTIONS TO PURCHASE SECURITIES

**Incentive Stock Options**

Incentive Stock Options to purchase up to 600,000 Common Shares in the event the Minimum Offering is completed and up to 725,000 Common Shares in the event the Maximum Offering is completed, are to be granted after closing of this Offering to directors and officers of the Corporation (in addition to Charitable Stock Options to purchase up to 60,000 Common Shares in the event the Minimum Offering is completed and up to 72,500 Common Shares in the event the Maximum Offering is completed - see **"Charitable Stock Options"**), subject to regulatory approval. The Incentive Stock Options will be granted after the closing of the Offering under the Corporation's Stock Option Plan (as defined below) and will be qualified for distribution and are expected to be allocated on the following basis:

| Name of Optionee | No. of Common Shares reserved under Option if Minimum Offering Completed[1] | No. of Common Shares reserved under Option if Maximum Offering Completed[1] | Purchase Price per Common Share |
|---|---|---|---|
| The Eyeland Corporation[3] | 270,000 | 326,250 | $0.20 |
| Robert Munro | 192,000 | 232,000 | $0.20 |
| Titan Capital Inc.[4] | 90,000 | 108,750 | $0.20 |

| Name of Optionee | No. of Common Shares reserved under Option if Minimum Offering Completed[(1)] | No. of Common Shares reserved under Option if Maximum Offering Completed[(1)] | Purchase Price per Common Share |
|---|---|---|---|
| Grant McCutcheon | 48,000 | 58,000 | $0.20 |
| **Total[(2)]** | 600,000 | 725,000 | |

**Notes:**

(1) The Incentive Stock Options to purchase up to 600,000 Common Shares in the event the Minimum Offering is completed and up to 725,000 Common Shares in the event the Maximum Offering is completed, to be granted to directors and officers of the Corporation after the closing of this Offering (subject to regulatory approval) are qualified for distribution pursuant to this prospectus. Such Incentive Stock Options shall be exercisable for a period of five years from the date of grant.

(2) Does not include the Charitable Stock Options to be granted to Eligible Charitable Organizations. See "Charitable Stock Options".

(3) The Eyeland Corporation is a private company which is controlled by Marc Lavine, the Chairman, Chief Executive Officer and a director of the Corporation.

(4) Titan Capital Inc. is a private company which is wholly-owned by Geoffrey Rotstein, a director of the Corporation.

### Stock Option Terms

The policies of the Exchange provide that the board of directors of the Corporation may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers and employees of the Corporation and its Affiliates and to consultants and management company employees, non-transferable options to purchase Common Shares for a period of up to five years from the date of the grant, provided that the number of Common Shares reserved for issuance may not exceed 10% of the total issued and outstanding Common Shares at the date of the grant.

The purpose of the stock option plan (the "**Stock Option Plan**") established by the Corporation, pursuant to which it may grant incentive stock options, is to promote the profitability and growth of the Corporation by facilitating the efforts of the Corporation to obtain and retain key individuals. The Stock Option Plan provides an incentive for and encourages ownership of the Corporation's Common Shares by its key individuals so that they may increase their stake in the Corporation and benefit from increases in the value of the Corporation's Common Shares. Pursuant to the Stock Option Plan, the maximum number of Common Shares reserved for issuance in any 12 month period to any one optionee other than a consultant may not exceed 5% of the issued and outstanding Common Shares at the date of the grant. The maximum number of Common Shares reserved for issuance in any 12 month period to any consultant may not exceed 2% of the issued and outstanding Common Shares at the date of the grant and the maximum number of Common Shares reserved for issuance in any 12 month period to all persons engaged in investor relations activities may not exceed 2% of the issued and outstanding number of Common Shares at the date of the grant. Incentive stock options may be exercised until the greater of 12 months after the completion of the Qualifying Transaction and 90 days following the date the optionee ceases to be a director, officer or employee of the Corporation or its Affiliates or a consultant or a management company employee, provided that if the cessation of such position or arrangement was by reason of death, the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option. In the event that the Corporation becomes a Tier 1 Issuer (as such term is defined in the Exchange policies), the Stock Option Plan provides that the board of directors of the Corporation may grant options which allow an optionee to elect to exercise its option on a "cashless basis", whereby the optionee, instead of making a cash payment for the aggregate exercise price, shall be entitled to be issued such number of Common Shares equal to the difference between the Fair Market Value of the Common Shares underlying the option and the aggregate exercise price of such option. "Fair Market Value" as defined in the Stock Option Plan means the closing price as reported by the Exchange on the last trading day immediately preceding the exercise date.

Notwithstanding the terms of the Stock Option Plan described above, the CPC Policy imposes certain restrictions on incentive stock options during the period that the Corporation remains a CPC. Such restrictions shall remain in place until the Exchange issues the Final Exchange Bulletin (such bulletin indicating that the Resulting Issuer will not be considered a CPC). Under the CPC Policy, the Corporation, while it remains a CPC, is limited to granting incentive stock options to only directors, officers and technical consultants of the Corporation. In addition, the total number of Common Shares reserved under option for issuance pursuant to the Stock Option Plan may not exceed 10% of the

Common Shares to be outstanding at the closing of the Offering. The maximum number of Common Shares reserved under option for issuance to any individual officer or director may not exceed 5% of the issued and outstanding Common Shares to be outstanding at the closing of the Offering. The maximum number of Common Shares reserved under option for issuance to all technical consultants may not exceed 2% of the issued and outstanding Common Shares to be outstanding after the closing of the Offering. In addition, while the Corporation is a CPC, it is prohibited from granting incentive stock options to any person providing investor relations activities, promotional or market making services. The exercise price per Common Share under any incentive stock option granted by the Corporation while it is a CPC may not be less than the greater of $0.20 and the Discounted Market Price (as defined under Exchange policies). Any Common Shares acquired pursuant to the exercise of incentive stock options prior to the Completion of the Qualifying Transaction, must be deposited in escrow and will be subject to escrow until the Final Exchange Bulletin is issued. See **"Escrowed Securities"**.

**Charitable Stock Options**

In addition to the options granted under the Stock Option Plan, in accordance with the Exchange Policy 4.7, the Corporation proposes to grant a non-transferable option to The Arthritis & Autoimmunity Research Centre Foundation, registration number 11929 0773 RR0001 (the "**Charity**"), an Eligible Charitable Organization, to purchase up to 60,000 Common Shares in the event of the Minimum Offering and 72,500 Common Shares on the Maximum Offering exercisable at a price of $0.20 per share until the earlier of the date that is not more than five years from the closing of this Offering and the 90th day from the date that the Charity ceases to be an Eligible Charitable Organization. The aggregate number of Common Shares issuable upon exercise of options granted to Eligible Charitable Organizations cannot exceed 1% of the total number of Common Shares (calculated on a non-diluted basis adjusted for any stock splits or consolidations) outstanding immediately after the closing of this Offering. The Corporation intends to rely on Exchange Policy 4.7 which provides that after an issuer completes its closing of an initial public offering and becomes an issuer listed on the Exchange, such issuer's Charitable Options and the securities that are issuable upon their exercise will be treated by the Exchange as a separate reserve of securities that will not be applied toward the limits prescribed by the Exchange for options that may be granted by an issuer under its stock option and stock purchase plans or other share compensation arrangements, provided that all of the issuer's outstanding Charitable Options conform in every respect to the provisions of sections 2 and 3.1 of Exchange Policy 4.7.

## PRIOR SALES

Since the date of incorporation of the Corporation, 3,000,000 Common Shares have been issued as follows:

| Date issued | Number of Shares(1) | Issue Price per Share | Aggregate Issue Price | Nature of Consideration |
|---|---|---|---|---|
| October 12, 2006 | 1 | $0.10 | $0.10 | Cash |
| October 24, 2006 | 2,999,999 | $0.10 | $299,999.90 | Cash |

**Note:**

(1) All of these Common Shares will be held in escrow. See **"Escrowed Securities"**.

## ESCROWED SECURITIES

**Securities Escrowed Prior to the Completion of the Qualifying Transaction**

All of the 3,000,000 Common Shares issued prior to this Offering at a price of $0.10 per Common Share, all Common Shares that may be acquired by Non Arm's Length Parties of the Corporation either under this Offering or otherwise prior to Completion of the Qualifying Transaction, and all Common Shares acquired by members of the Aggregate Pro Group prior to this Offering, will be deposited with the Escrow Agent under the Discount Seed Share Escrow Agreement.

All Common Shares acquired on exercise of stock options prior to Completion of the Qualifying Transaction, must also be deposited in escrow and will be subject to escrow until the Final Exchange Bulletin is issued.

In addition, all Common Shares acquired in the secondary market prior to Completion of the Qualifying Transaction by any Person or Company who becomes a Control Person of the Corporation are required to be deposited in escrow. Subject to certain exemptions permitted by the Exchange, all securities of the Corporation held by Principals of the Resulting Issuer, will also be escrowed.

The following table sets out, as of the date of this prospectus and immediately after completion of this Offering, the number of Common Shares held in escrow:

| | | | Escrowed Shares | | |
|---|---|---|---|---|---|
| **Name and Municipality of Residence of Shareholder** | **Common Shares Held** | **Number of Escrowed Shares** | **Percentage of Shares Issued Before Closing** | **Percentage of Shares Issued Upon Completion of Minimum Offering[1]** | **Percentage of Shares Issued Upon Completion of Maximum Offering[1]** |
| The Eyeland Corporation[2] Toronto, Ontario | 100,000 | All | 3.3% | 1.7% | 1.4% |
| Robert Munro Toronto, Ontario | 100,000 | All | 3.3% | 1.7% | 1.4% |
| Titan Capital Inc.[3] Toronto, Ontario | 100,000 | All | 3.3% | 1.7% | 1.4% |
| Grant McCutcheon Toronto, Ontario | 100,000 | All | 3.3% | 1.7% | 1.4% |
| The Chrysalis Capital Group Inc.[4] Toronto, Ontario | 2,500,000 | All | 83.3% | 41.7% | 34.5% |
| Ravi Sood Toronto, Ontario | 100,000 | All | 3.3% | 1.7% | 1.4% |

**Notes:**

(1) Assuming that no Common Shares are purchased by these shareholders under this Offering and before the exercise of the Agent's Option, the Incentive Stock Options and the Charitable Stock Options. See **"Plan of Distribution"** and **"Options to Purchase Securities"**.

(2) The Eyeland Corporation is a private company which is controlled by Marc Lavine, the Chairman, Chief Executive Officer and a director of the Corporation.

(3) Titan Capital Inc. is a private company which is wholly-owned by Geoffrey Rotstein, a director of the Corporation.

(4) The Chrysalis Capital Group Inc. is a private company which is wholly-owned by The Eyeland Corporation. Robert Munro, President, Chief Financial Officer and a director of the Corporation and Geoff Rotstein, a director of the Corporation, are also directors of The Chrysalis Capital Group Inc.

Where the Common Shares which are required to be held in escrow are held by a non-individual (a **"holding company"**), each holding company pursuant to the Discount Seed Share Escrow Agreement, has agreed, or will agree, not to carry out any transactions during the currency of the Discount Seed Share Escrow Agreement which would result in a change in the beneficial ownership of the holding company without the consent of the Exchange. Any holding company must sign an undertaking to the Exchange that, to the extent reasonably possible, it will not permit or authorize any issuance of securities or transfer of securities that could reasonably result in a change of control of the holding company. In addition, the Exchange may require an undertaking from any Control Person of the holding company not to transfer the shares of that holding company.

Under the Discount Seed Escrow Agreement, 10% of the escrowed Common Shares will be released from escrow on the issuance of the Final Exchange Bulletin (the **"Initial Release"**) and an additional 15% will be released on the dates which are 6 months, 12 months, 18 months, 24 months, 30 months and 36 months following the Initial Release.

If the Resulting Issuer meets the Exchange's Tier 1 minimum listing requirements either at the time the Final Exchange Bulletin is issued or subsequently, the release of the escrowed Common Shares will be accelerated. An accelerated escrow release will not commence until the Resulting Issuer has made an application to the Exchange for listing as a Tier 1 issuer and the Exchange has issued a bulletin that announces the acceptance for listing of the Resulting Issuer on Tier 1 of the Exchange.

The Exchange's prior consent must be obtained before a transfer within escrow of escrowed Common Shares. Generally, the Exchange will only permit a transfer within escrow to be made to incoming Principals in connection with a proposed Qualifying Transaction.

If the Final Exchange Bulletin is not issued, the escrowed Common Shares will not be released. Under the Discount Seed Share Escrow Agreement, each Non Arm's Length Party to the Corporation which holds escrowed Common Shares acquired at a price below the Offering price under this prospectus has irrevocably authorized and directed the Escrow Agent to immediately:

(a) cancel all those escrowed Common Shares upon issuance by the Exchange of a bulletin delisting the Common Shares; or

(b) if the Corporation lists on NEX, either:

 (i) cancel all escrowed Common Shares purchased by Non-Arm's Length Parties to the CPC at a discount from the Offering price, in accordance with section 11.2(a) of the CPC Policy, or

 (ii) subject to majority shareholder approval, cancel an amount of escrowed Common Shares purchased by Non-Arm's Length Parties to the CPC at a discount to the Offering price so that the average cost of the remaining escrowed Common Shares is at least equal to the Offering price.

**Escrowed Securities on Qualifying Transaction**

Generally, if at least 75% of the securities issued pursuant to a Qualifying Transaction are **"Value Securities"**, then all of the securities issued to Principals of the Resulting Issuer pursuant to the Qualifying Transaction will be deposited into escrow pursuant to a value security escrow agreement (the **"Value Security Escrow Agreement"**). **"Value Securities"** are securities issued pursuant to a transaction, for which the deemed value of the securities at least equals the value ascribed to the assets, using a valuation method acceptable to the Exchange, or securities that are otherwise determined by the Exchange to be Value Securities and required to be placed in escrow under the Value Security Escrow Agreement. However, if at least 75% of the securities issued pursuant to the Qualifying Transaction are not Value Securities, all securities issued pursuant to the Qualifying Transaction will be deposited into a surplus security escrow agreement (a **"Surplus Security Escrow Agreement"**).

The principal distinction between a Value Security Escrow Agreement and a Surplus Security Escrow Agreement is the time period for release of securities from escrow. In the case of a Resulting Issuer that will be a Tier 2 issuer when the Final Exchange Bulletin is issued, the Value Security Escrow Agreement provides for a three year escrow release mechanism with 10% of the escrowed securities being releasable at the time of the Final Exchange Bulletin, and 15% of the escrowed securities being releasable every 6 months thereafter, on each of the 6, 12, 18, 24, 30 and 36 month anniversaries of the Final Exchange Bulletin. In the case of a Resulting Issuer that will be a Tier 2 issuer, when the Final Exchange Bulletin is issued, the Surplus Security Escrow Agreement provides for a 6 year escrow release mechanism with:

(a) 5% of the escrowed securities being releasable in 6 month intervals on each of the 6, 12, 18 and 24 month anniversaries of the Final Exchange Bulletin; and

(b) 10% of the escrowed securities being releasable in 6 month intervals on each of the 30, 36, 42, 48, 54, 60, 66 and 72 month anniversaries after the Final Exchange Bulletin.

In the case of a Resulting Issuer that will be a Tier 1 issuer when the Final Exchange Bulletin is issued, the Value Security Escrow Agreement provides for an 18 month escrow release mechanism with 25% of the escrowed securities being releasable at the time of the Final Exchange Bulletin, with 25% of the escrowed securities being releasable every 6 months thereafter. In the case of a Resulting Issuer that will be a Tier 1 issuer when the Final Exchange Bulletin is issued, the Surplus Security Escrow Agreement provides for a three year escrow release mechanism with:

(a) 10% of the escrowed securities being releasable upon the issuance of the Final Exchange Bulletin; and

(b) 15% of the escrowed securities being releasable in 6 month intervals on each of the 6, 12, 18, 24, 30 and 36 month anniversaries after the Final Exchange Bulletin.

Securities issued pursuant to a private placement to Principals of the Corporation and the proposed Resulting Issuer will generally be exempt from escrow requirements where:

(a) the private placement is announced at least five trading days after the news release announcing the Agreement in Principle and the pricing for the financing is at not less than the discounted market price, as determined in accordance with the Policies of the Exchange; or

(b) the private placement is announced concurrently with the Agreement in Principle and:

  (i) at least 75% of the proceeds from the private placement are not from Principals of the Corporation or the proposed Resulting Issuer,

  (ii) if subscribers, other than Principals of the Corporation or the proposed Resulting Issuer, will obtain securities subject to hold periods, then in addition to any resale restrictions under applicable securities legislation, any securities issued to such Principals will be subject to a four month hold period, and

  (iii) none of the proceeds of the private placement are allocated to pay compensation or to settle indebtedness owing to Principals of the Resulting Issuer.

## PRINCIPAL SHAREHOLDERS

The following table lists those Persons who own 10% or more of the issued and outstanding Common Shares as at the date hereof:

| Name and Municipality of Residence | Type of Ownership | Number of Common Shares Owned Before Closing of Offering | Percentage of Common Shares Owned Before Closing of Offering | Percentage of Common Shares Owned Upon Completion of Minimum Offering[3][4] | Percentage of Common Shares Owned Upon Completion of Maximum Offering[3][4] |
|---|---|---|---|---|---|
| Marc Lavine[1] Paris, France | Indirect | 2,600,000[2] | 86.7% | 43.3% | 35.9% |

**Notes:**

(1) Indirectly held by Marc Lavine, the Chairman, Chief Executive Officer and a director of the Corporation, as to: (i) 100,000 Common Shares held by The Eyeland Corporation, a private company which is controlled by Marc Lavine; and (ii) 2,500,000 Common Shares held by The Chrysalis Capital Group Inc., a private company which is wholly-owned by The Eyeland Corporation.

(2) Subject to the Discount Seed Share Escrow Agreement. See **"Escrowed Securities"**.

(3) Assuming that no Common Shares are purchased under this Offering and before the exercise of the Agent's Option, the Incentive Stock Options and the Charitable Stock Options. See **"Plan of Distribution"**.

(4) On a fully diluted basis, assuming the exercise of the Agent's Option, the Incentive Stock Options and the Charitable Stock Options, the above holder of Common Shares, after giving effect to the Minimum Offering and Maximum Offering, would own approximately 37.4% and 30.7% of the outstanding Common Shares.

## DIRECTORS, OFFICERS AND PROMOTERS

The following are the names and municipalities of residence of the directors, officers and promoters of the Corporation, their positions and offices with the Corporation, their present principal occupation, the number of Common Shares beneficially owned or over which they directly or indirectly exercise control or direction, and the percentage of Common Shares to be held by each of them prior to and on completion of the Offering:

| Name and Municipality of Residence | Position and Office | Present Principal Occupation | Percentage and Number of Common Shares Held Prior to the Offering | Percentage and Number of Common Shares Upon Completion of Minimum Offering[1] | Percentage and Number of Common Shares Upon Completion of Maximum Offering[1] |
|---|---|---|---|---|---|
| Marc Lavine<br>Paris, France | Chairman, Chief Executive Officer and Director[2] | Chairman and Chief Executive Officer, The Chrysalis Capital Group Inc. | 86.7%<br>2,600,000 Common Shares[3] | 43.3%<br>2,600,000 Common Shares[3] | 35.9%<br>2,600,000 Common Shares[3] |
| Robert Munro<br>Toronto, Ontario | President, Chief Financial Officer and Director | President, Chief Financial Officer and Secretary, The Chrysalis Capital Group Inc. | 3.3%<br>100,000 Common Shares | 1.7%<br>100,000 Common Shares | 1.4%<br>100,000 Common Shares |
| Geoffrey Rotstein<br>Toronto, Ontario | Director[2] | President and Chief Executive Officer, Cyberplex Inc. | 3.3%<br>100,000 Common Shares[4] | 1.7%<br>100,000 Common Shares[4] | 1.4%<br>100,000 Common Shares[4] |
| Grant McCutcheon<br>Toronto, Ontario | Director[2] | Partner, Lawrence & Company | 3.3%<br>100,000 Common Shares | 1.7%<br>100,000 Common Shares | 1.4%<br>100,000 Common Shares |

**Notes:**

(1) Assuming that no Common Shares are purchased by these shareholders under this Offering and before the exercise of the Agent's Option. See **"Plan of Distribution"**.

(2) Member of the Audit Committee.

(3) Indirectly held by Marc Lavine, the Chairman, Chief Executive Officer and a director of the Corporation, as to: (i) 100,000 Common Shares held by The Eyeland Corporation, a private company which is controlled by Marc Lavine; and (ii) 2,500,000 Common Shares held by The Chrysalis Capital Group Inc., a private company which is wholly-owned by The Eyeland Corporation.

(4) Indirectly held by Geoffrey Rotstein, a director of the Corporation, as to 100,000 Common Shares held by Titan Capital Inc., a private company which is wholly-owned by Geoffrey Rotstein.

The directors will devote their time and expertise as required by the Corporation, however, it is not anticipated that any director will devote 100% of his time. See also **"Management of the Corporation"**.

The directors and officers, as a group, beneficially own and control 2,900,000 Common Shares, which represents 96.7% of the issued and outstanding Common Shares before giving effect to this Offering. Such Common Shares will represent 48.3% of the issued and outstanding Common Shares upon completion of the Minimum Offering and 40% of the issued and outstanding Common Shares upon completion of the Maximum Offering, assuming no Common Shares are purchased by directors and officers under this Offering, and before the exercise of the Agent's Option, the Incentive Stock Options and the Charitable Stock Options. See **"Plan of Distribution"** and **"Options to Purchase Securities"**.

The following is a brief description of the principal occupations of the above named individuals during the last five years, along with other biographical information:

**Marc Lavine, Chairman, Chief Executive Officer, Director and Promoter**. Mr. Lavine is Chairman, Chief Executive Officer and a co-founder of The Chrysalis Capital Group Inc. ("**TCCG**"), a private company focussed on all aspects of the CPC program; from the development of a series of CPCs to the introduction of supporting products, such as a CPC Co-Investment Partnership.

In the past eleven years, Mr. Lavine has been involved in the creation of two companies and led the process for their subsequent public listing through the CPC process. Both of those companies, Points International Ltd. ("**Points International**") and Cyberplex Inc. ("**Cyberplex**"), are currently listed on the Toronto Stock Exchange (the "**TSX**"). More recently, Mr. Lavine founded three CPCs: Chrysalis Capital Corporation ("**Chrysalis I**"), a CPC which completed its IPO in March 2004 and successfully completed its Qualifying Transaction in April 2005 with PharmEng International Inc. ("**PharmEng**"), a consulting and manufacturing company serving the pharmaceutical industry and currently listed on the Exchange; Chrysalis Capital II Corporation ("**Chrysalis II**"), a CPC which completed its IPO in March 2005 and successfully completed its Qualifying Transaction in August 2006 with Tangarine Concepts Corporation, a St. Catharines, Ontario-based company which markets consumer-initiated electronic financial payment solutions to retail businesses, to form Tangarine Payment Solutions Corp. ("**Tangarine**"); and Chrysalis Capital III Corporation ("**Chrysalis III**"), a CPC which completed its IPO in June 2006 and announced in October 2006 a proposed Qualifying Transaction with U.S. Silver Corporation, a Delaware Corporation which owns and operates the Galena underground silver mine.

In addition to serving as a director of PharmEng, Tangarine and Chrysalis III, Mr. Lavine is currently a director of Cyberplex and Points International (formerly Exclamation International Incorporated ("**Exclamation**")). As founder of Exclamation, Mr. Lavine served as the Chairman and Chief Executive Officer from its inception in January 1998 until February 2002 (Exclamation became a public company in February 2000).

Prior to joining Exclamation, Mr. Lavine worked as the Vice-President of Cyberplex (from January 1995 to December 1997) and as a management consultant at McKinsey & Company, a consulting firm (from September 1991 to August 1993).

Mr. Lavine holds an Honours degree in Business Administration from the Richard Ivey School of Business at the University of Western Ontario (1991) where he received the gold medal for top student in his class.

Mr. Lavine is 38 years old and is a Canadian citizen who is now resident in Paris, France. He will devote such time as is required in connection with the management of the Corporation and completion of the Qualifying Transaction.

**Robert Munro, President, Chief Financial Officer and Director**. Mr. Munro is President, Chief Financial Officer, Director and a co-founder of TCCG. Mr. Munro was Vice-President of Chrysalis I, Vice-President and Director of Chrysalis II, and is President and Chief Financial Officer and Director of Chrysalis III, as such companies are further described in the biographical information of Marc Lavine, above.

Prior to joining TCCG, Mr. Munro served as Director, Data Product Management with Rogers AT&T Wireless Inc. ("**Rogers**"), from March 2003 to February 2006. In such capacity, Mr. Munro managed a team and was strategically responsible for delivering increasing data revenues in a growing area of the wireless market.

Prior to joining Rogers, Mr. Munro was the founding Director of Venture Development with Exclamation from December 1999 to June 2002. In this role, Mr. Munro was charged with analyzing all potential investments' value propositions, their products' attractiveness in the marketplace and their likelihood of success. Mr. Munro also acted as interim management to several of Exclamation's partner companies, and was one of the original founders of Points International, the reward management portal.

Mr. Munro holds a Bachelor of Arts degree from Huron College, the founding college of the University of Western Ontario (1995), as well as several certificates in Project Management from Ryerson University.

Mr. Munro is 34 years old and is a Canadian citizen resident in Toronto, Ontario. He will devote such time as is required in connection with the management of the Corporation and completion of the Qualifying Transaction.

**Geoffrey Rotstein, Director and Chair of Audit Committee.** Mr. Rotstein is currently President and Chief Executive Officer of Cyberplex Inc., a technology consulting company listed on the TSX, a position he has held since January 2006. Prior to that he was Chief Financial Officer of Cyberplex from March 1997 to December 2005. He brings over 14 years of strategic and financial expertise to the Corporation in addition to direct experience with the CPC process based on his role as a director and Chairman of the Audit Committee of Chrysalis I, Chrysalis II and Chrysalis III CPCs, as such companies are further described in the biographical information of Marc Lavine, above. Mr. Rotstein is also a Director and a co-founder of TCCG.

From June 1999 to November 1999, Mr. Rotstein also acted as Chief Financial Officer of Exclamation where he was involved in the company's creation and initial financing prior to Exclamation going public in February 2000. From September 1992 to March 1997, Mr. Rotstein worked as Chartered Accountant at Coopers & Lybrand in Toronto, a major global accounting firm.

Mr. Rotstein received his C.A. designation in 1996 and received his MBA degree from York University in Toronto in 1992.

Mr. Rotstein is 38 years old and is a Canadian citizen resident in Toronto, Ontario. He will devote such time as is required in connection with the management of the Corporation and completion of the Qualifying Transaction.

**Grant McCutcheon, Director.** Mr. McCutcheon has been a partner and director of Lawrence & Company Inc. ("**Lawrence & Company**"), a Toronto based investment management firm, since its inception in December 1995. He has broad experience in the financing of both public and private companies and has participated in all aspects of private equity investing. Mr. McCutcheon participates as a member of the board of directors of investee companies, and is currently a director of Footmaxx Holdings Inc. (TSXV), as well as Centrefire Growth Fund and Lawrence Enterprise Fund Inc., both unlisted Labour Sponsored Venture Capital Corporations (LSVCs).

Mr. McCutcheon is also a director of Tangarine and Chrysalis III, and previously served as a director of Chrysalis I, as such CPC companies are further described in the biographical information of Marc Lavine, above.

Mr. McCutcheon practiced corporate and securities law from 1989 to 1992 in Toronto with Fasken Campbell Godfrey, the predecessor of the national law firm of Fasken Martineau DuMoulin LLP. Mr. McCutcheon received a Masters degree in International Management from The American Graduate School of International Management in 1993.

Mr. McCutcheon is 44 years old and is a Canadian citizen resident in Toronto, Ontario. He will devote such time as is required in connection with the management of the Corporation and completion of the Qualifying Transaction.

In addition to any other requirements of the Exchange, the Exchange expects management of the Corporation to meet a high management standard. The directors and officers of the Corporation believe that, on a collective basis, management possesses the appropriate experience, qualifications and history to be capable of identifying, investigating and acquiring a Significant Asset.

**Other Reporting Issuer Experience**

The following table sets out the directors, officers and promoters of the Corporation that are, or have been within the last five years, directors, officers and promoters of other issuers that are or were reporting issuers in any Canadian jurisdiction:

| Name | Name of Reporting Issuer | Name of Exchange or Market | Position | From | To |
|---|---|---|---|---|---|
| Marc Lavine | Chrysalis Capital III Corporation | TSXV | Chief Executive Officer, Chairman and Director | May 2006 | Present |
| | Tangarine Payment | TSXV | Director | August 2006 | Present |

| Name | Name of Reporting Issuer | Name of Exchange or Market | Position | From | To |
|---|---|---|---|---|---|
| | Solutions Corp. (formerly Chrysalis Capital II Corporation) | | | | |
| | Cyberplex Inc. | TSX | Director | May 2006 | Present |
| | Points International Ltd. (formerly Exclamation International Ltd.) | TSX | Director | February 2002 | Present |
| | PharmEng International Inc. (formerly Chrysalis Capital Corporation) | TSXV | Director | April 2005 | Present |
| | Chrysalis Capital II Corporation (now Tangarine Payment Solutions Corp.) | TSXV | President, Chief Executive Officer, Chief Financial Officer, Chairman and Director | March 2005 | August 2006 |
| | Chrysalis Capital Corporation (now PharmEng International Inc.) | TSXV | President, CEO, Chairman and Director | October 2003 | April 2005 |
| | Exclamation International Incorporated (now Points International Ltd.) | TSXV | CEO, Chairman and Director | January 2000 | February 2002 |
| Robert Munro | Chrysalis Capital III Corporation | TSXV | Chief Financial Officer, President and Director | May 2006 | Present |
| | Chrysalis Capital II Corporation (now Tangarine Payment Solutions Corp.) | TSXV | Vice-President<br>Director | March 2005<br>December 2005 | August 2006<br>August 2006 |
| | Chrysalis Capital Corporation (now PharmEng International Inc.) | TSXV | Vice-President | October 2003 | April 2005 |
| Geoffrey Rotstein | Chrysalis Capital III Corporation | TSXV | Director | May 2006 | Present |
| | Fun Technologies Inc. | TSX & AIM | Director | March 2005 | Present |
| | Cyberplex Inc. | TSX | Director<br>Chief Financial Officer<br>President and Chief Executive Officer | March 1997<br>March 1997<br>January 2006 | Present<br>December 2005<br>Present |
| | Chrysalis Capital II Corporation | TSXV | Director and Chairman of Audit Committee | March 2005 | August 2006 |
| | PharmEng International Inc. (formerly Chrysalis Capital Corporation) | TSXV | Director | April 2005 | Present |
| | Chrysalis Capital Corporation (now | TSXV | Director and Chairman of Audit | October 2003 | April 2005 |

| Name | Name of Reporting Issuer | Name of Exchange or Market | Position | From | To |
|---|---|---|---|---|---|
| | PharmEng International Inc.) | | Committee | | |
| | Exclamation International Incorporated (now Points International Ltd.) | TSXV | Director | January 2000 | February 2002 |
| Grant McCutcheon | Chrysalis Capital III Corporation | TSXV | Director | May 2006 | Present |
| | Tangarine Payment Solutions Corp. (formerly Chrysalis Capital II Corporation) | TSXV | Director | August 2006 | Present |
| | Chrysalis Capital II Corporation (now Tangarine Payment Solutions Corp.) | TSXV | Director | March 2005 | August 2006 |
| | Chrysalis Capital Corporation | TSXV | Director | November 2003 | April 2005 |
| | Centrefire Growth Fund | Not Applicable | Director | March 2003 | Present |
| | High Income Preferred Shares Corporation | TSX | President, Chief Executive Officer and Secretary | February 2002<br><br>April 2002 | Present<br><br>Present |
| | High Income Principal & Yield Securities Corporation | TSX | President, Chief Executive Officer and Secretary | December 2001 | Present |
| | Lawrence Enterprise Fund Inc. | Not Applicable | Director | November 2001 | Present |
| | Footmaxx Holdings Inc. | TSX Venture | Director | October 1996 | Present |
| | Points International Ltd.(formerly Exclamation International Incorporated) | TSX | Director | February 2002 | April 2005 |
| | Exclamation International Incorporated (now Points International Ltd.) | TSX | Director | January 2000 | February 2002 |
| | Innovadent Technologies Ltd. | Canadian Dealing Network | Director | October 1996 | August 1999 |
| | The Gambol Group Inc. | Alberta Stock Exchange | Director | March 1995 | July 1998 |

**Corporate Cease Trade Orders or Bankruptcies**

During the past 10 years, none of the directors, officers, insider or promoters of the Corporation or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, was a director, officer, insider or promoter of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied that issuer access to any exemptions under applicable securities legislation for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person, other than as disclosed below.

Lawrence & Company, Mr. McCutcheon's employer since December 1995, is a private company which invests its capital in private and public companies. Employees of Lawrence & Company typically serve on the boards of directors of the companies in which it invests. One such company was Innovadent Technologies Ltd. ("**Innovadent**") which traded on The Canadian Dealing Network ("**INND.V**").

Grant McCutcheon was elected to the board of directors of Innovadent on October 16, 1996 in his capacity as an employee of Lawrence & Company. Mr. McCutcheon resigned as a director on August 31, 1999, along with the other Lawrence & Company nominee to the board.

Innovadent made a proposal to creditors under the *Bankruptcy and Insolvency Act* (Canada) in May 1998. Creditors accepted this proposal. In April 1999, the Ontario Securities Commission issued a cease trade order for failing to file financial statements, Innovadent's auditor having resigned and Innovadent being insolvent and unable to retain a new audit firm due to its inability to pay a retainer. Lawrence & Company and other secured lenders subsequently advanced funds for this purpose and Samson Belair Deloitte & Touche was retained and completed draft financial statements delivered after Mr. McCutcheon's resignation. In August 1999, Innovadent filed a notice of intention to make a proposal to creditors. To Mr. McCutcheon's knowledge, this proposal was unsuccessful and Innovadent is bankrupt.

**Penalties or Sanctions**

None of the directors, officers, insiders or promoters of the Corporation or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that would likely be considered important to a reasonable investor in making an investment decision.

**Individual Bankruptcies**

None of the directors, officers, insiders or promoters of the Corporation nor a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, nor a personal holding company of any such persons has, within the past 10 years before the date of this prospectus, become bankrupt, made a proposal under bankruptcy or insolvency legislation or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

**Indebtedness of Directors, Officers and Promoters**

None of the directors, officers and promoters of the Corporation nor any of their respective Associates or Affiliates has been indebted to the Corporation since the date of the Corporation's incorporation.

## EXECUTIVE COMPENSATION

Except as set out below or otherwise permitted by the CPC Policy and disclosed in this prospectus, prior to Completion of a Qualifying Transaction, no payment of any kind has been made, or will be made, directly or indirectly, by the Corporation to a Non Arm's Length Party to the Corporation or a Non Arm's Length Party to the Qualifying Transaction, or to any Person engaged in investor relations activities in respect of the securities of the Corporation or any Resulting Issuer by any means, including:

(a) remuneration, which includes but is not limited to:

    (i) salaries;

    (ii) consulting fees;

(iii) management contract fees or directors' fees;

(iv) finders fees;

(v) loans, advances, bonuses; and

(vi) deposits and similar payments.

However, the Corporation may reimburse Non Arm's Length Parties for the Corporation's reasonable allocation of rent, secretarial services and other general administrative expenses, at fair market value (**"Permitted Reimbursements"**). No reimbursement may be made for any payment made to lease or buy a vehicle.

Upon closing of the offering, the directors and officers of the Corporation will be granted Incentive Stock Options as set out under "**Options to Purchase Securities**".

Following Completion of the Qualifying Transaction, it is anticipated that the Corporation shall pay compensation to its directors and officers. However, no payment other than the Permitted Reimbursements, will be made by the Corporation or by any party on behalf of the Corporation, after Completion of the Qualifying Transaction, if the payment relates to services rendered or obligations incurred or in connection with the Qualifying Transaction.

## DIVIDEND POLICY

No dividends have been paid on any shares of the Corporation since the date of its incorporation, and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

If the Corporation generates earnings in the foreseeable future, it expects that they will be retained to finance growth, if any, and, when appropriate, retire debt. The directors of the Corporation will determine if and when dividends should be declared and paid in the future based on the Corporation's financial position at the relevant time. All of the Common Shares are entitled to an equal share in any dividends declared and paid.

## PROMOTER

Marc Lavine may be considered to be the promoter of the Corporation in that he took the initiative in organizing the business of the Corporation. As of the date hereof, Mr. Lavine indirectly owns 2,600,000 Common Shares and will indirectly be granted options to purchase up to 326,250 Common Shares at $0.20 per share pursuant to the Stock Option Plan. See **"Principal Shareholders"**, **"Prior Sales"**, **"Options to Purchase Shares"** and **"Directors, Officers and Promoters"**.

## CONFLICTS OF INTEREST

There are potential conflicts of interest to which the directors, officers, insiders and promoters of the Corporation will be subject in connection with the operations of the Corporation. Some of the directors, officers, insiders and promoters have been and will continue to be engaged in the identification and evaluation, with a view to potential acquisition of interests in businesses and corporations on their own behalf and on behalf of other corporations. Marc Lavine is also a director of another CPC, Carlaw Capital Corp., which has not yet completed its Qualifying Transaction or entered into an Agreement in Principle. Accordingly, situations may arise where some or all of the directors, officers, insiders and promoters will be in direct competition with the Corporation. Conflicts, if any, will be subject to the procedures and remedies prescribed by the *Canada Business Corporations Act*, the Exchange and applicable securities law, regulations and policies.

## RELATED PARTY TRANSACTIONS

Other than as disclosed, there are no material transactions with the directors, officers, promoters or principal holders of the Corporation's securities that have occurred since the date of incorporation of the Corporation.

## DILUTION

Purchasers of the Common Shares offered hereunder will suffer an immediate dilution of 25.0% or $0.05 per Common Share on the basis of there being 6,000,000 Common Shares issued and outstanding assuming completion of the Minimum Offering, and 20.7% or $0.0414 per Common Share on the basis of there being 7,250,000 Common Shares issued and outstanding assuming completion of the Maximum Offering. Dilution has been computed on the basis of total gross proceeds to be raised under this prospectus and from sales of securities prior to filing this prospectus, without deduction of commissions or related expenses incurred by the Corporation.

## RISK FACTORS

The following is a list of risk factors that a prospective investor should consider before subscribing for Common Shares, which list is not exhaustive:

(a) the Corporation was only recently incorporated, has not commenced commercial operations and has no assets other than cash. It has no history of earnings, and shall not generate earnings or pay dividends until at least after Completion of the Qualifying Transaction;

(b) investment in the Common Shares offered by the prospectus is highly speculative given the proposed nature of the Corporation's business and its present stage of development;

(c) the directors and officers of the Corporation will only devote a portion of their time to the business and affairs of the Corporation and some of them are or will be engaged in other projects or businesses such that conflicts of interest may arise from time to time. See **"Directors, Officers and Promoters"** and **"Conflicts of Interest"**;

(d) assuming completion of the Minimum Offering, an investor will suffer an immediate dilution to its investment of 25.0% or $0.05 per Common Share and assuming completion of the Maximum Offering, an investor will suffer an immediate dilution to its investment of 20.7% or $0.0414 per Common Share. See **"Dilution"**;

(e) there can be no assurance that an active and liquid market for the Common Shares will develop and an investor may find it difficult to resell its Common Shares;

(f) until Completion of a Qualifying Transaction, the Corporation is not permitted to carry on any business other than the identification and evaluation of potential Qualifying Transactions;

(g) the Corporation has only limited funds with which to identify and evaluate potential Qualifying Transactions and there can be no assurance that the Corporation will be able to identify a suitable Qualifying Transaction;

(h) even if a proposed Qualifying Transaction is identified, there can be no assurance that the Corporation will be able to successfully complete the transaction;

(i) Completion of a Qualifying Transaction is subject to a number of conditions including acceptance by the Exchange and in the case of a Non Arm's Length Qualifying Transaction, Majority of the Minority Approval;

(j) unless the shareholder has the right to dissent and be paid fair value in accordance with applicable corporate or other law, a shareholder who votes against a proposed Non Arm's Length Qualifying Transaction for which Majority of the Minority Approval by shareholders has been given, will have no rights of dissent and no entitlement to payment by the Corporation of the fair value for the shareholder's Common Shares;

(k) upon public announcement of a proposed Qualifying Transaction, trading in the Common Shares will be halted and will remain halted for an indefinite period of time, typically until a Sponsor has been retained and certain preliminary reviews have been conducted. The Common Shares will be reinstated to trading before the Exchange has reviewed the transaction and before the Sponsor has completed its full review. Reinstatement to trading provides no assurance with respect to the merits of the transaction or the likelihood of the Corporation completing the proposed Qualifying Transaction;

(l) trading in the Common Shares may be halted at other times for other reasons, including for failure by the Corporation to submit documents to the Exchange in the time periods required;

(m) the Exchange will generally suspend trading in the Common Shares or delist the Corporation in the event that the Exchange has not issued a Final Exchange Bulletin within 24 months from the date of listing;

(n) neither the Exchange nor any securities regulatory authority will pass upon the merits of the proposed Qualifying Transaction;

(o) in the event that management, directors or experts of the Corporation reside outside of Canada or the Corporation identifies a foreign business or assets as a proposed Qualifying Transaction, investors may find it difficult or impossible to effect service or notice to commence legal proceedings upon any management, directors or experts resident outside of Canada or upon the foreign business or the Resulting Issuer and may find it difficult or impossible to enforce against such persons, judgments obtained in Canadian courts predicated upon the civil liability provisions applicable to securities laws in Canada. Marc Lavine, an officer, director and promoter of the Corporation, currently resides outside of Canada;

(p) the Qualifying Transaction may be financed in all or part by the issuance of additional securities by the Corporation and this may result in further dilution to the investor, which dilution may be significant and which may also result in a change of control of the Corporation; and

(q) subject to prior Exchange acceptance, the Corporation may be permitted to loan or advance up to an aggregate of $250,000 of its proceeds to a target business without requiring shareholder approval and there can be no assurance that the Corporation will be able to recover that loan.

**As a result of these factors which are not all-inclusive, this Offering is only suitable to investors who are willing to rely solely on management of the Corporation and who can afford to lose their entire investment. Those investors who are not prepared to do so should not invest in the Common Shares.**

## LEGAL PROCEEDINGS

The Corporation is not party to any legal proceedings, nor to its knowledge are any such proceedings contemplated.

## RELATIONSHIP BETWEEN THE CORPORATION AND PROFESSIONAL PERSONS

Other than as disclosed herein, as of the date hereof, no Professional Person, Responsible Solicitor or any partner of a Responsible Solicitor's firm holds any beneficial interest, direct or indirect, in any securities or properties of the Corporation or of an Associate or Affiliate of the Corporation, or is expected to be elected, appointed or employed as a director, senior officer or employee of the Corporation or of an Associate or Affiliate of the Corporation, or a promoter of the Corporation or an Associate or Affiliate of the Corporation.

## AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Mintz & Partners LLP, Chartered Accountants, 1 Concorde Gate, Suite 200, Toronto, Ontario M3C 4G4.

The transfer agent and registrar of the Corporation is Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1.

## MATERIAL CONTRACTS

The Corporation has not entered into any material contracts and will not enter into any material contracts prior to the closing of this Offering, other than:

(a) the Transfer Agency and Registrarship Agreement dated •, 2006 between the Corporation and the Escrow Agent;

(b) the Agency Agreement referred to under the **"Plan of Distribution"**; and

(c) the Discount Seed Share Escrow Agreement referred to under **"Escrowed Securities"**.

Copies of these agreements will be available for inspection at the registered office of the Corporation, at 1255 Bay Street, Suite 400, Toronto, Ontario M5R 2A9 and at the offices of the Commissions during ordinary business hours while the securities offered by this prospectus are in the course of distribution and for a period of 30 days thereafter.

## OTHER MATERIAL FACTS

To management's knowledge, there are no other material facts about the securities being distributed that are not otherwise disclosed in this prospectus, or are necessary in order for the prospectus to contain full, true and plain disclosure of all material facts relating to the securities being distributed.

## PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

**CHRYSALIS CAPITAL IV CORPORATION**

**FINANCIAL STATEMENTS**

**OCTOBER 31, 2006**

## AUDITORS' REPORT

To the Directors of
Chrysalis Capital IV Corporation

We have audited the balance sheet of Chrysalis Capital IV Corporation as at October 31, 2006, and the statement of cash flows for the period from October 12, 2006 (Date of Incorporation) to October 31, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2006, and the results of its cash flows for the period from October 12, 2006 (Date of Incorporation) to October 31, 2006 in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario
November 10, 2006, except as to Note 6 which is
as of •, 2006

CHARTERED ACCOUNTANTS

**CHRYSALIS CAPITAL IV CORPORATION**
**BALANCE SHEET**

AS AT OCTOBER 31, 2006

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and Cash Equivalents | $ | 90,000 |
| Qualifying Transaction Funds (Note 2) | | 210,000 |
| Prepaid Capital Stock Issuance Costs (Note 3) | | 15,935 |
| | $ | 315,935 |
| **LIABILITIES** | | |
| Accounts Payable and Accrued Liabilities | $ | 15,935 |
| **SHAREHOLDERS' EQUITY** | | |
| Capital Stock (Note 4) | $ | 300,000 |
| | $ | 315,935 |

Approved on behalf of the board

*"Marc Lavine"* Director

*"Robert Munro"* Director



See Accompanying Notes

**CHRYSALIS CAPITAL IV CORPORATION**
**STATEMENT OF CASH FLOWS**

FOR THE PERIOD FROM OCTOBER 12, 2006 (DATE OF INCORPORATION) TO OCTOBER 31, 2006

| | | |
|---|---|---|
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Issuance of Capital Stock | $ | 300,000 |
| Prepaid Capital Stock Issuance Costs | | (15,935) |
| Accounts Payable and Accrued Liabilities | | 15,935 |
| | | 300,000 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Investment of Qualifying Transaction Funds | | (210,000) |
| **INCREASE IN CASH,** being cash end of period | $ | 90,000 |



See Accompanying Notes

## 1. NATURE OF ORGANIZATION

Chrysalis Capital IV Corporation was incorporated under the *Canada Business Corporations Act* on October 12, 2006 and is classified as a Capital Pool Company as defined in the Policy 2.4 of the TSX Venture Exchange (the "Exchange"). The corporation has no assets other than cash, qualifying transaction funds and prepaid capital stock issuance costs and proposes to identify and evaluate potential acquisitions or businesses, and once identified and evaluated, to negotiate an acquisition or participation subject to receipt of regulatory and, if required, shareholders' approval.

The corporation has not commenced operations at the balance sheet date. Accordingly, a statement of earnings and retained earnings has not be prepared and a full set of significant accounting policies and a classified balance sheet have not been presented.

## 2. QUALIFYING TRANSACTION FUNDS

The proceeds raised from the issuance of capital stock may only be used to identify and evaluate assets or businesses for future investment, with the exception that up to lesser of $210,000 or 30% of the gross proceeds may be used to cover prescribed costs of issuing the common shares or administrative and general expenses of the corporation. These restrictions apply under completion of a Qualifying Transaction by the corporation as defined under the policies of the Exchange.

## 3. PREPAID CAPITAL STOCK ISSUANCE COSTS

These costs relate directly to the proposed issuance of capital stock by the corporation. The costs will reduce the carrying value for financial statement purposes for those shares when issued by the corporation. Upon completion of the public offering discussed in Note 6, the costs incurred will be charged against capital stock.

## 4. CAPITAL STOCK

a) Authorized

Unlimited number of common shares

b) Issued

| | |
|---|---|
| 1 common share issued on October 12, 2006 and 2,999,999 common shares issued on October 24, 2006 for gross proceeds of | $ 300,000 |

c) Escrowed Shares

All of the 3,000,000 common shares issued prior to the offering (Note 6) and all common shares that may be acquired from treasury of the corporation by Non Arm's Length Parties, as defined in the policies of the TSX Venture Exchange, of the corporation either under the offering or otherwise prior to the completion of the Qualifying Transaction will be deposited with the Trustee under the Escrow Agreement.

All common shares acquired on exercise of stock options prior to the completion of a Qualifying Transaction, must also be deposited in escrow until the final exchange bulletin is issued.

All common shares of the corporation acquired in the secondary market prior to the completion of a Qualifying Transaction by a Control Person, as defined in the policies of the TSX Venture Exchange, are required to be deposited in escrow. Subject to certain permitted exemptions, all securities of the corporation held by principles of the resulting issuer will also be escrowed.

d) Stock Options

The directors of the corporation have approved a Stock Option Plan (the "Plan") for the directors, officers, employees and consultants of the corporation. Options granted under the Plan are exercisable for a period of up to 5 years from the date of the grant. The exercise price of the options shall be determined by the Board at the time of the grant. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. The number of common shares reserved for issuance to (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares, and (b) all technical consultants will not exceed 2% of the issued and outstanding common shares. In addition to the options granted under the Plan, the corporation proposes to grant options to one or more eligible charitable organizations, exercisable for a period of up to 5 years from the date of the grant. Such grants to eligible charitable organizations will not exceed 1% of the issued and outstanding common shares.

## 5. CONTINGENCY

There is no assurance that the corporation will identify a business or asset that warrants acquisition or participation within the time limitations permissible under the policies of the Exchange, at which time the Exchange may suspend or de-list the corporation's shares from trading.

## 6. SUBSEQUENT EVENTS

a) Filing of prospectus

Pursuant to a prospectus dated •, the corporation intends to offer a maximum of 4,250,000 common shares at $0.20 per share ($850,000) and a minimum of 3,000,000 at $0.20 per share ($600,000).

b) Agent's compensation

The corporation intends to grant the Agents and any sub-agents of the proposed equity offering, the option to purchase that number of common shares equal to 10% of the aggregate number of common shares sold pursuant to this offering at a price of $0.20 per common share. This option will be available for exercise for a period of 24 months from the day the common shares of the corporation are listed on the Exchange. In addition, the Corporation has agreed to pay a commission equal to 10% of the gross proceeds of the offering and a corporate finance fee of $10,000 plus GST to the Agents and any sub-agents as compensation.

## AUDITORS' CONSENT

We have read the prospectus of Chrysalis Capital IV Corporation (the "**Corporation**") dated • relating to the issue and sale of a minimum of 3,000,000 common shares and a maximum of 4,250,000 common shares of the Corporation at a price of $0.20 per common share. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our auditors' report to the directors of the Corporation on the balance sheet of the Corporation as at October 31, 2006 and the statement of cash flows for the period from October 12, 2006 (date of incorporation) to October 31, 2006. Our report is dated •, 2006.

Toronto, Ontario

• Chartered Accountants

## CERTIFICATE OF THE CORPORATION

Dated: December 22, 2006

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part XV of the *Securities Act* (Ontario), Part 9 of the *Securities Act* (Alberta) and Part 9 of the *Securities Act* (British Columbia) and the regulations thereunder.

| *"Marc Lavine"* | *"Robert Munro"* |
|---|---|
| Marc Lavine<br>Chief Executive Officer | Robert Munro<br>Chief Financial Officer |

**ON BEHALF OF THE BOARD**

| *"Geoffrey Rotstein"* | *"Grant McCutcheon"* |
|---|---|
| Geoffrey Rotstein<br>Director | Grant McCutcheon<br>Director |

## CERTIFICATE OF THE PROMOTER

Dated: December 22, 2006

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part XV of the *Securities Act* (Ontario), Part 9 of the *Securities Act* (Alberta) and Part 9 of the *Securities Act* (British Columbia) and the regulations thereunder.

*"Marc Lavine"*
Marc Lavine

## CERTIFICATE OF THE AGENT

Dated: December 22, 2006

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus under Part XV of the *Securities Act* (Ontario), Part 9 of the *Securities Act* (Alberta) and Part 9 of the *Securities Act* (British Columbia) and the regulations enacted thereunder.

**CANACCORD CAPITAL CORPORATION**

*"David J. Horton"*

David J. Horton
Senior Vice-President and
Director



Ontario
Securities
Commission

Commission des
valeurs mobilières
de l'Ontario

P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8

CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8



IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

**Chrysalis Capital IV Corporation**

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of **British Columbia, Alberta and Ontario** have been issued for a **Preliminary CPC Prospectus** of the above Issuer dated **December 22nd, 2006**.

DATED at Toronto this 22nd day of December, 2006.

*Margo Paul*

Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 1035292

*This prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and, in such jurisdictions, only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.*

**PROSPECTUS**

INITIAL PUBLIC OFFERING

January 26, 2007


chrysalis
capital IV corporation



**CHRYSALIS CAPITAL IV CORPORATION**
**(a Capital Pool Company)**

**MINIMUM OFFERING: $600,000 or 3,000,000 Common Shares**
**MAXIMUM OFFERING: $850,000 or 4,250,000 Common Shares**

**PRICE: $0.20 per Common Share**

**Agent's Option (as defined herein)**
**Incentive Stock Options (as defined herein)**
**Charitable Stock Options (as defined herein)**

The purpose of this offering is to provide Chrysalis Capital IV Corporation (the **"Corporation"**) with a minimum amount of funds in order to identify and evaluate assets or businesses with a view to completing a Qualifying Transaction (as hereafter defined). Any proposed Qualifying Transaction must be approved by the Exchange and, in the case of a Non Arm's Length Qualifying Transaction, must also receive Majority of the Minority Approval (as hereafter defined) in accordance with the Exchange Policy 2.4 entitled **"Capital Pool Companies"** (the **"CPC Policy"**). The Corporation is a Capital Pool Company (**"CPC"**). It has not commenced commercial operations and has no assets other than a minimum amount of cash. Except as specifically contemplated in the CPC Policy, until the Completion of the Qualifying Transaction (hereafter defined), the Corporation will not carry on any business other than the identification and evaluation of assets or businesses with a view to completing a proposed Qualifying Transaction. See **"Business of the Corporation"** and **"Use of Proceeds"**. The Corporation hereby offers through its agent, Canaccord Capital Corporation (the **"Agent"**), a minimum (the **"Minimum Offering"**) of 3,000,000 common shares (the **"Common Shares"**) and maximum (the **"Maximum Offering"**) of 4,250,000 Common Shares at a price of $0.20 per Common Share for gross proceeds of a minimum of $600,000 and a maximum of $850,000 (the **"Offering"**).

This Offering is made on a commercially reasonable basis by the Agent and is subject to the receipt by the Corporation of a minimum subscription of 3,000,000 Common Shares for total gross proceeds to the Corporation of $600,000 and subject to approval of certain legal matters by Aird & Berlis LLP, Toronto, Ontario, on behalf of the Corporation, and by Beach, Hepburn LLP, Toronto, Ontario, on behalf of the Agent. The offering price of the Common Shares was determined by negotiation between the Corporation and the Agent. All funds received from subscriptions for the Common Shares will be held by the Agent pursuant to the terms of the Agency Agreement and will not be released until a minimum of $600,000 has been deposited and the Agent has consented to such release. If subscriptions for 3,000,000 Common Shares have not been subscribed within 90 days of the issuance of a final receipt for this prospectus or such other time as may be consented to by the Agent and Persons or Companies (hereafter defined) who subscribed within that period, all subscription proceeds will be returned to subscribers without interest or deduction, unless the subscribers have otherwise instructed the Agent. See **"Plan of Distribution"**.

Dated: January 26, 2007

*"Marc Lavine"*
Name: Marc Lavine

**AGENT**

The undersigned accepts the appointment as agent for service of process of Marc Lavine under the terms and conditions of the preceding Submission to Jurisdiction and Appointment of Agent for Service of Process.

Dated: January 26, 2007

*"Richard Kimel"*
Name: Richard Kimel

**Distribution**

| | Common Shares | Price to the Public | Agent's Commission[1] | Net Proceeds to the Corporation[2] |
|---|---|---|---|---|
| Per Common Share | 1 | $0.20 | $0.02 | $0.18 |
| Minimum Offering | 3,000,000 | $600,000 | $60,000 | $540,000 |
| Maximum Offering[3] | 4,250,000 | $850,000 | $85,000 | $765,000 |

Notes:

(1) The Agent will receive a cash commission of 10% of the gross proceeds of the Offering, payable at closing. The Agent will also be paid an administration fee of $10,000, and will be reimbursed by the Corporation for its expenses and legal fees up to a maximum of $10,000, plus applicable taxes and disbursements, of which $10,000 has already been paid. In addition, the Agent will be granted a non-transferable option to purchase that number of Common Shares that is equal to 10% of the Common Shares sold in connection with this Offering at a price of $0.20 per Common Share (the "**Agent's Option**"), exercisable for a period of 24 months from the date of listing the Common Shares on the Exchange, which Agent's Option is qualified for distribution under this prospectus. See "**Plan of Distribution**".

(2) Before deducting the costs and expenses of this issue (and certain pre-offering costs), estimated in the aggregate amount of $72,500, which includes legal and audit fees and other expenses of the Corporation, the Agent's administration fee, the Agent's expenses and legal fees, the listing fee payable to the Exchange and filing fees payable to the Commissions. See "**Use of Proceeds**".

(3) A minimum of 3,000,000 Common Shares and a maximum of 4,250,000 Common Shares are offered hereunder, not including the Agent's Option, the incentive stock options (the "**Incentive Stock Options**") to be granted at the closing of the Offering to the directors and officers of the Corporation to purchase up to 600,000 Common Shares in the event the Minimum Offering is completed and up to 725,000 Common Shares in the event the Maximum Offering is completed, at a price of $0.20 per Common Share for a period of five years from the date of grant, which Incentive Stock Options are qualified for distribution under this prospectus, or the charitable stock options (the "**Charitable Stock Options**") to be granted at the closing of the Offering to Eligible Charitable Organizations (as that term is defined in Exchange Policy 4.7 and reproduced in the Glossary herein) to purchase up to 60,000 Common Shares in the event the Minimum Offering is completed and up to 72,500 Common Shares in the event the Maximum Offering is completed, at a price of $0.20 per Common Share for a period of five years from the date of grant which Charitable Stock Options are qualified for distribution under this prospectus. See "**Plan of Distribution**" and "**Options to Purchase Securities**".

**Market for Securities**

The Exchange has conditionally accepted the listing of the Corporation's Common Shares. Listing is subject to the Corporation fulfilling all of the requirements of the Exchange.

Other than the initial distribution of the Common Shares pursuant to this prospectus, the grant of the Agent's Option, the grant of the Incentive Stock Options and the grant of the Charitable Stock Options, trading in all securities of the Corporation shall not be permitted during the period between the date receipts for the preliminary prospectus are issued by the Ontario Securities Commission, Alberta Securities Commission and British Columbia Securities Commission (collectively, the "**Commissions**") and the time the Common Shares are listed for trading on the Exchange, except subject to prior acceptance of the Exchange, where appropriate registration and prospectus exemptions are available under securities legislation or where the applicable Commissions grant a discretionary order.

**Risk Factors**

**Investment in the Common Shares offered by this Prospectus is highly speculative due to the nature of the Corporation's business and its present stage of development. This offering is suitable only to those investors who are prepared to risk the loss of their entire investment. See "Risk Factors".**

THERE IS CURRENTLY NO MARKET THROUGH WHICH THESE SECURITIES MAY BE SOLD AND PURCHASERS MAY NOT BE ABLE TO RESELL THE SECURITIES PURCHASED HEREUNDER. This Offering is subject to the CPC Policy and other applicable policies of the Exchange.

INVESTMENT IN THE COMMON SHARES OFFERED HEREUNDER SHOULD BE REGARDED AS HIGHLY SPECULATIVE DUE TO THE PROPOSED NATURE OF THE CORPORATION'S BUSINESS AND

ITS PRESENT STAGE OF DEVELOPMENT. This Offering is suitable only to those investors who are prepared to risk the loss of their entire investment. The Corporation has neither a history of earnings nor has it paid any dividends and it is unlikely to generate earnings or pay dividends in the immediate or foreseeable future. The Corporation was only recently incorporated and does not own any ongoing business operations, and has no assets other than cash. The Corporation has not identified a potential Qualifying Transaction and has not entered into an Agreement in Principle. There is no assurance that the Corporation will identify and successfully negotiate the acquisition of any potential corporations, properties, assets or businesses, or any interests therein, nor that any such opportunities or businesses acquired will be profitable. Moreover, additional funds may be required to successfully complete an acquisition, and the Corporation may not be able to obtain such financing or may not be able to raise sufficient funds to take a meaningful position in a potential target. If the acquisition is financed by the issuance of shares from the Corporation's treasury, control of the Corporation may change and shareholders may suffer additional dilution. The directors and officers of the Corporation will only be devoting a portion of their time to the affairs of the Corporation. Potential conflicts of interest may result from the ordinary course of business of the Corporation and of the directors and officers of the Corporation. The directors and officers of the Corporation currently beneficially own, directly or indirectly, or exercise control over, 96.7% of the issued and outstanding Common Shares and will own, directly or indirectly, or exercise control over, 48.3% of the issued and outstanding Common Shares assuming completion of the Minimum Offering of 3,000,000 Common Shares and 40% of the issued and outstanding Common Shares assuming completion of the Maximum Offering of 4,250,000 Common Shares. See "Business of the Corporation", "Management of the Corporation", "Directors, Officers and Promoters", "Use of Proceeds", "Conflicts of Interest" and "Risk Factors".

The Exchange may suspend from trading or delist the Common Shares where the Corporation has failed to complete a Qualifying Transaction within 24 months of the date of listing. The Commissions may issue an interim cease trade order against the Corporation's securities if the Common Shares are suspended from trading on the Exchange, and will issue such an interim cease trade order if the Corporation is delisted from the Exchange. In addition, delisting of the Common Shares will result in the cancellation of all of the currently issued and outstanding Common Shares held by Insiders that are Discount Seed Shares within the meaning of the CPC Policy. See "Risk Factors".

In the event that management, directors or experts of the Corporation reside outside of Canada or the Corporation identifies a foreign business or assets as a proposed Qualifying Transaction, investors may find it difficult or impossible to effect service or notice to commence legal proceedings upon any management, directors or experts resident outside of Canada or upon the foreign business or the Resulting Issuer (as defined herein) and may find it difficult or impossible to enforce against such persons, judgments obtained in Canadian courts predicated upon the civil liability provisions applicable to securities or other laws in Canada. See "Business of the Corporation", "Risk Factors" and "Conflicts of Interest".

Subscribers acquiring Common Shares under this Offering will suffer an immediate dilution of 25.0% or $0.05 per Common Share assuming completion of the Minimum Offering and 20.7% or $0.0414 per Common Share assuming completion of the Maximum Offering, based on the total gross proceeds to be raised under this prospectus and from sales of securities prior to filing this prospectus, without deduction of commissions or related expenses incurred by the Corporation. See "Capitalization", "Dilution" and "Risk Factors".

AS A RESULT OF THE AFOREMENTIONED RISK FACTORS WHICH ARE ONLY A SUMMARY THEREOF, THIS OFFERING IS SUITABLE ONLY TO THOSE INVESTORS WHO ARE WILLING TO RELY SOLELY ON THE MANAGEMENT OF THE CORPORATION AND WHO CAN AFFORD TO RISK A LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS".

**Maximum Investment**

Pursuant to the CPC Policy, the maximum number of Common Shares which may be directly or indirectly purchased by any one purchaser under this Offering is 2% of the Common Shares offered hereunder, or 60,000 of the total Common Shares offered in the case of the Minimum Offering and 85,000 of the total Common Shares offered in the case of the Maximum Offering. In addition, the maximum number of Common Shares that may directly or indirectly be purchased by that purchaser, together with any Associates or Affiliates of that purchaser, is 4% of the Common Shares offered hereunder being 120,000 Common Shares in the case of the Minimum Offering and 170,000 Common Shares in the case of the Maximum Offering.

**Receipt of Subscriptions**

Subscriptions will be received subject to rejection or allotment in whole or in part and the Corporation reserves the right to close the subscription books at any time without notice. It is expected that share certificates evidencing the Common Shares in definitive form will be available for delivery on the date of the closing of this issue.

The promoter resides outside of Canada. Although the promoter has appointed Richard Kimel (c/o Aird & Berlis LLP, BCE Place, Suite 1800, 181 Bay Street, Toronto, Ontario M5J 2T9) as his agent for service of process in Ontario, it may not be possible for investors to collect from the promoter judgements obtained in courts in Ontario predicated on the civil liability provisions of securities legislation.

**Canaccord Capital Corporation**
**P.O. Box 10337 Pacific Centre**
**2200 - 609 Granville Street**
**Vancouver, British Columbia**
**V7Y 1H2**

**Telephone: (604) 643-7300**
**Facsimile: (604) 643-7606**

## TABLE OF CONTENTS

## GLOSSARY

**"Affiliate"** means a Company that is affiliated with another Company as described below.

A Company is an **"Affiliate"** of another Company if:

(a) one of them is the subsidiary of the other, or

(b) each of them is controlled by the same Person.

A Company is **"controlled"** by a Person if:

(a) voting securities of the Company are held, other than by way of security only, by or for the benefit of that Person, and

(b) the voting securities, if voted, entitle the Person to elect a majority of the directors of the Company.

A Person beneficially owns securities that are beneficially owned by:

(a) a Company controlled by that Person, or

(b) an Affiliate of that Person or an Affiliate of any Company controlled by that Person.

**"Agency Agreement"** means the agency agreement dated January 26, 2007 between the Corporation and the Agent.

**"Agent"** means Canaccord Capital Corporation.

**"Agent's Option"** means the non-transferable option to be granted by the Corporation to the Agent to purchase that number of Common Shares that is equal to 10% of the Common Shares sold in connection with this Offering at a price of $0.20 per Common Share, exercisable for a period of 24 months from the date of listing the Common Shares on the Exchange.

**"Aggregate Pro Group"** means all Persons who are members of any **"Pro Group"**, whether or not the Member (as defined in Exchange rules) is involved in a contractual relationship with the Corporation to provide financing, sponsorship and other advisory services, and **"Pro Group"** has the following meaning:

(a) Subject to subparagraphs (b), (c) and (d) and (e), **"Pro Group"** shall include, either individually or as a group:

   (i) the Member (as defined in Exchange rules);

   (ii) employees of the Member;

   (iii) partners, officers and directors of the Member;

   (iv) Affiliates of the Member; and

   (v) Associates of any parties referred to in subparagraphs (i) through (iv).

(b) The Exchange may, in its discretion, include a Person or party in the **"Pro Group"** for the purposes of a particular calculation where the Exchange determines that the Person is not acting at arm's length to the Member;

(c) The Exchange may, in its discretion, exclude a Person from the **"Pro Group"** for the purposes of a particular calculation where the Exchange determines that the Person is acting at arm's length to the Member;

(d) The Member may deem a Person who would otherwise be included in the **"Pro Group"** pursuant to subparagraph (a) to be excluded from the **"Pro Group"** where the Member determines that:

(i) the Person is an Affiliate or Associate of the Member acting at arm's length of the Member;

(ii) the Associate or Affiliate has a separate corporate and reporting structure;

(iii) there are sufficient controls on information flowing between the Member and the Associate or Affiliate; and

(iv) the Member maintains a list of such excluded Persons.

**"Agreement in Principle"** means any enforceable agreement or any other agreement or similar commitment which identifies the fundamental terms upon which the parties agree or intend to agree which:

(a) identifies assets or a business to be acquired which would reasonably appear to constitute Significant Assets and the acquisition of which would reasonably appear to constitute a Qualifying Transaction;

(b) identifies the parties to the Qualifying Transaction;

(c) identifies the consideration to be paid for the Significant Assets or otherwise identifies the means by which the consideration will be determined; and

(d) identifies the conditions to any further formal agreements to complete the transaction,

and in respect of which there are no material conditions to closing (other than receipt of shareholder approval and Exchange acceptance), the satisfaction of which is dependent upon third parties and beyond the reasonable control of the Non Arm's Length Parties to the CPC or the Non Arm's Length Parties to the Qualifying Transaction.

**"Associate"** when used to indicate a relationship with a Person or Company, means

(a) an issuer of which the Person or Company beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer,

(b) any partner of the Person or Company,

(c) any trust or estate in which the Person or Company has a substantial beneficial interest or in respect of which a Person or Company serves as trustee or in a similar capacity,

(d) in the case of a Person, a relative of that Person, including

(i) that Person's spouse or child, or

(ii) any relative of the Person or of his spouse who has the same residence as that Person; but

(e) where the Exchange determines that two Persons shall, or shall not, be deemed to be associates with respect to a Member firm, Member corporation or holding Company of a Member corporation, then such determination shall be determinative of their relationships in the application of Rule D of the Exchange with respect to that Member firm, Member corporation or holding Company.

**"Charitable Stock Options"** means options to be granted at the closing of the Offering to Eligible Charitable Organizations to purchase up to 60,000 Common Shares in the event the Minimum Offering is completed and up to 72,500 Common Shares in the event the Maximum Offering is Completed, at a price of $0.20 per Common Share for a period of five years from the date of grant.

**"CPC"** means a corporation:

(a) that has filed and obtained a receipt for a preliminary CPC prospectus from one or more of the securities regulatory authorities in compliance with the CPC Policy; and

(b) in regard to which the Final Exchange Bulletin has not yet been issued.

**"CPC Filing Statement"** means the Filing Statement of the CPC prepared in accordance with the Exchange Form of Filing Statement (Form 3B2) which provides full, true and plain disclosure of all material facts relating to the CPC and the Target Company.

**"CPC Information Circular"** means the Information Circular of the CPC prepared in accordance with applicable securities laws and the Exchange Form of Information Circular (Form 3B1) which provides full, true and plain disclosure of all material facts relating to the CPC and the Target Company.

**"Commissions"** mean the Ontario Securities Commission, Alberta Securities Commission and British Columbia Securities Commission.

**"Company"** unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.

**"Completion of the Qualifying Transaction"** means the date the Final Exchange Bulletin is issued by the Exchange.

**"Control Person"** means any Person or Company that holds or is one of a combination of Persons or Companies that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.

**"Discount Seed Share Escrow Agreement"** means the Exchange Form 2F escrow agreement dated January 26, 2007 among the Corporation, the Escrow Agent and the initial shareholders of the Corporation.

**"Eligible Charitable Organization"** means:

(a) any "Charitable Organization" or "Public Foundation" which is a "Registered Charity", but is not a "Private Foundation" (as such terms are defined in the *Income Tax Act* (Canada), or

(b) a "Registered National Arts Service Organization" (as such term is defined in the *Income Tax Act* (Canada).

**"Escrow Agent"** means Equity Transfer Services Inc.

**"Exchange"** means the TSX Venture Exchange Inc.

**"Final Exchange Bulletin"** means the Exchange Bulletin which is issued following closing of the Qualifying Transaction and the submission of all required documentation and that evidences the final Exchange acceptance of the Qualifying Transaction.

**"Incentive Stock Options"** mean options to be granted at the closing of the Offering to directors and officers of the Corporation to purchase up to 600,000 Common Shares in the event the Minimum Offering is completed and up to

725,000 Common Shares in the event the Maximum Offering is completed, at a price of $0.20 per Common Share for a period of five years from the date of grant.

**"Insider"** if used in relation to an issuer, means:

(a) a director or senior officer of the issuer;

(b) a director or senior officer of the Company that is an Insider or subsidiary of the issuer;

(c) a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or

(d) the issuer itself if it holds any of its own securities.

**"Majority of the Minority Approval"** means the approval of a Non Arm's Length Qualifying Transaction by the majority of the votes cast by shareholders, other than:

(a) Non Arm's Length Parties to the CPC;

(b) Non Arm's Length Parties to the Qualifying Transaction; and

(c) in the case of a Related Party Transaction:

(i) if the CPC holds its own shares, the CPC, and

(ii) a Person acting jointly or in concert with a Person referred to in paragraph (a) or (b) in respect of the transaction,

at a properly constituted meeting of the common shareholders of the CPC.

**"Non Arm's Length Party"** means in relation to a Company, a promoter, officer, director, other Insider or Control Person of that Company (including an issuer) and any Associates or Affiliates of any of such Persons. In relation to an individual, means any Associate of the individual or any Company of which the individual is a promoter, officer, director, Insider or Control Person.

**"Non Arm's Length Parties to the Qualifying Transaction"** means the Vendor(s), any Target Company(ies) and includes, in relation to Significant Assets or Target Company(ies), the Non Arm's Length Parties of the Vendor(s), the Non Arm's Length Parties of any Target Company(ies) and all other parties to or associated with the Qualifying Transaction and Associates or Affiliates of all such other parties.

**"Non Arm's Length Qualifying Transaction"** means a proposed Qualifying Transaction where the same party or parties or their respective Associates or Affiliates are Control Persons in both the CPC and in relation to the Significant Assets which are the subject of the proposed Qualifying Transaction.

**"Person"** means a Company or individual.

**"Principal"** means:

(a) a Person or Company who acted as a promoter of the issuer within two years or their respective Associates or Affiliates before the initial public offering (**"IPO"**) prospectus or Exchange Bulletin confirming final acceptance of a transaction (**"Final Exchange Bulletin"**);

(b) a director or senior officer of the issuer or any of its material operating subsidiaries at the time of the IPO prospectus or Final Exchange Bulletin;

(c) a 20% holder - a Person or Company that holds securities carrying more than 20% of the voting rights attached to the issuer's outstanding securities immediately before and immediately after the issuer's IPO or immediately after the Final Exchange Bulletin for non IPO transactions;

(d) a 10% holder - a Person or Company that:

(i) holds securities carrying more that 10% of the voting rights attached to the issuer's outstanding securities immediately before and immediately after the issuer's IPO or immediately after the Final Exchange Bulletin for non IPO transactions; and

(ii) has elected or appointed, or has the right to elect or appoint, one or more directors or senior officers of the issuer or any of its material operating subsidiaries.

In calculating these percentages, include securities that may be issued to the holder under outstanding convertible securities in both the holder's securities and the total securities outstanding.

A Company, trust, partnership or other entity more than 50% held by one or more Principals will be treated as a Principal. (In calculating this percentage, include securities of the entity that may be issued to the Principals under outstanding convertible securities in both the Principal's securities of the entity and the total securities of the entity outstanding). Any securities of the issuer that this entity holds will be subject to escrow requirements.

A Principal's spouse and their relatives that live at the same address as the Principal will also be treated as Principals and any securities of the issuer they hold will be subject to escrow requirements.

**"Professional Person"** means a Person whose profession gives authority to a statement made by the Person in the Person's professional capacity and includes a barrister and solicitor, a public accountant, an appraiser, an auditor, an engineer and a geologist.

**"Qualifying Transaction"** means a transaction where a CPC acquires Significant Assets, other than cash, by way of purchase, amalgamation, merger or arrangement with another Company or by other means.

**"Responsible Solicitor"** means the solicitor who is primarily responsible for the preparation of or for advice to the Corporation or Agent with respect to the contents of the prospectus.

**"Resulting Issuer"** means the issuer that was formerly a CPC that exists upon issuance of the Final Exchange Bulletin.

**"SEDAR"** means System for Electronic Document Analysis and Retrieval.

**"Significant Assets"** means one or more assets or businesses which, when purchased, optioned or otherwise acquired by the CPC, together with any other concurrent transactions, would result in the CPC meeting the minimum listing requirements of the Exchange.

**"Sponsor"** has the meaning specified in Exchange Policy 2.2 - Sponsorship and Sponsorship Requirements.

**"Target Company"** means a Company to be acquired by the CPC as its Significant Asset pursuant to a Qualifying Transaction.

**"Vendors"** means one or all of the beneficial owners, of the Significant Assets (other than a Target Company).

## PROSPECTUS SUMMARY

*The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus.*

**ISSUER:** Chrysalis Capital IV Corporation

**OFFERING:** A minimum of 3,000,000 common shares in the capital of the Corporation (the "**Common Shares**") and a maximum of 4,250,000 Common Shares are being offered under this prospectus at a price of $0.20 per Common Share for gross proceeds of a minimum of $600,000 and a maximum of $850,000 (the "**Offering**"). This Offering is being made on a commercially reasonable basis by the Agent. In addition, the Corporation will grant to the Agent a non-transferable option to purchase that number of Common Shares that is equal to 10% of the Common Shares sold in connection with this Offering at a price of $0.20 per Common Share, exercisable for a period of 24 months from the date of listing of the Common Shares on the Exchange, which option is qualified under this prospectus (the "**Agent's Option**"). This prospectus also qualifies for distribution (i) the Incentive Stock Options to be granted at the closing of the Offering to directors and officers of the Corporation which entitle the holders thereof to purchase up to 600,000 Common Shares in the event the Minimum Offering is completed and up to 725,000 Common Shares in the event the Maximum Offering is completed, at a price of $0.20 per Common Share for a period of five years from the date of grant; and (ii) the Charitable Stock Options to be granted at the closing of the Offering to Eligible Charitable Organizations (as that term is defined in Exchange Policy 4.7 and reproduced in the Glossary herein) to purchase up to 60,000 Common Shares in the event the Minimum Offering is completed and up to 72,500 Common Shares in the event the Maximum Offering is completed, at a price of $0.20 per Common Share for a period of five years from the date of grant, which Incentive Stock Options and Charitable Stock Options are qualified for distribution under this prospectus. See "**Plan of Distribution**".

**PRICE:** $0.20 per Common Share.

**BUSINESS OF THE CORPORATION:** The Corporation is a capital pool company created pursuant to the CPC Policy. The principal business of the Corporation will be the identification and evaluation of assets or businesses with a view to completing a Qualifying Transaction. Any potential Qualifying Transaction must be approved by the Exchange, and in the case of a Non Arm's Length Qualifying Transaction, must also receive Majority of the Minority Approval, in accordance with the CPC Policy. The Corporation has not commenced commercial operations and has no assets other than a minimum amount of cash. Except as specifically contemplated in the CPC Policy, until Completion of the Qualifying Transaction, the Corporation will not carry on any business other than the identification and evaluation of assets or businesses with a view to completing a Qualifying Transaction. See "**Business of the Corporation**" and "**Use of Proceeds**".

**USE OF PROCEEDS:** The net proceeds to the Corporation from the Offering and cash proceeds raised from the sale of Common Shares prior to this Offering will be approximately $767,500 in the case of the Minimum Offering and approximately $992,500 in the case of the Maximum Offering (after deduction of the Agent's Commission and the expenses and costs of the Offering). The net proceeds of this Offering will be used to provide the Corporation with a minimum of funds with which to identify and evaluate assets or businesses for acquisition with a view to completing a Qualifying Transaction. The Corporation may not have sufficient funds to secure such businesses or assets once identified and evaluated and additional funds may be required. Until Completion of the Qualifying Transaction, and except as otherwise provided in the CPC Policy, a maximum of the lesser of 30% of the gross proceeds realized and $210,000 may be used for purposes other than evaluating businesses or assets, subject to obtaining a

| | |
|---|---|
| | waiver from the Exchange. See **"Use of Proceeds"**, **"Business of the Corporation"** and **"Risk Factors"**. |
| **DIRECTORS AND OFFICERS:** | The following persons are the directors and officers of the Corporation:<br>Marc Lavine – Chairman, Chief Executive Officer and Director<br>Robert Munro – President, Chief Financial Officer and Director<br>Geoff Rotstein – Director<br>Grant McCutcheon – Director |
| **DIVIDEND POLICY:** | It is not contemplated that any dividends will be paid on the Common Shares in the immediate or foreseeable future. See **"Dividend Policy"**. |
| **ESCROWED SHARES:** | All of the currently issued and outstanding Common Shares, being 3,000,000 Common Shares, will be deposited in escrow pursuant to the terms of the Discount Seed Share Escrow Agreement, as defined herein, and will be released from escrow in stages over a period of up to three years after the date of the Final Exchange Bulletin. See **"Escrowed Securities"**. |
| **RISK FACTORS:** | **There is no established market for the Common Shares. Investment in the Common Shares must be regarded as highly speculative due to the proposed nature of the Corporation's business and its present stage of development.**<br><br>The Exchange has conditionally accepted the listing of the Corporation's Common Shares. Listing is subject to the Corporation fulfilling all of the requirements of the Exchange.<br><br>The Corporation was only recently incorporated and has no active business or assets other than cash. It does not have a history of earnings, nor has it paid any dividends and will not generate earnings or pay dividends until at least after the Completion of the Qualifying Transaction. The Offering is only suitable to investors who are prepared to rely entirely on the directors and management of the Corporation and can afford to risk the loss of their entire investment. The directors and officers of the Corporation will only devote part of their time and attention to the affairs of the Corporation and there are potential conflicts of interest to which some of the directors and officers of the Corporation will be subject in connection with the operations of the Corporation. Assuming completion of the Minimum Offering, an investor will suffer an immediate dilution on investment of 25.0% or $0.05 per Common Share and 20.7% or $0.0414 per Common Share assuming completion of the Maximum Offering. There can be no assurance that an active and liquid market for the Common Shares will develop and an investor may find it difficult to resell the Common Shares. Until Completion of the Qualifying Transaction, the Corporation will not carry on any business other than the identification and evaluation of assets or businesses with a view to completing a Qualifying Transaction. The Corporation has only limited funds with which to identify and evaluate possible Qualifying Transactions and there can be no assurance that the Corporation will be able to identify or complete a suitable Qualifying Transaction.<br><br>In the event that management, directors or experts of the Corporation reside outside of Canada or the Corporation identifies a foreign business or assets as a proposed Qualifying Transaction, investors may find it difficult or impossible to effect service or notice to commence legal proceedings upon any management, directors or experts resident outside of Canada or upon the foreign business or the Resulting Issuer and may find it difficult or impossible to enforce against such persons or companies, judgments obtained in Canadian courts predicated upon the civil liability provisions applicable to securities or other laws in Canada. See **"Business of the Corporation"**, **"Risk Factors"** and **"Conflicts of Interest"**. |

## THE CORPORATION

### Name and Incorporation

Chrysalis Capital IV Corporation (the "**Corporation**") was incorporated pursuant to articles of incorporation dated October 12, 2006 under the *Canada Business Corporations Act*. The articles of the Corporation were amended by articles of amendment dated January 25, 2007 to delete the share transfer restrictions. The principal and registered office of the Corporation is located at 1255 Bay Street, Suite 400, Toronto, Ontario M5R 2A9.

The share capital of the Corporation consists of an unlimited number of Common Shares. As of the date hereof, 3,000,000 Common Shares are issued and outstanding.

The Corporation has no subsidiaries.

## BUSINESS OF THE CORPORATION

### Preliminary Expenses

As at the date hereof, the Corporation has incurred preliminary expenses with respect to auditing costs and filing fees, as well as advances to the Agent for fees and expenses, of approximately $15,935 in the aggregate, all of which have been included in the financial statements. A portion of the net proceeds of the Offering may be utilized to satisfy the obligations of the Corporation related to this Offering, including the expenses of its auditors, legal counsel and the Agent's legal counsel, the listing fees payable to the Exchange and filing fees payable to the Commissions. See "**Use of Proceeds**".

### Proposed Operations until Completion of a Qualifying Transaction

The Corporation is a CPC created pursuant to the CPC Policy. The Corporation proposes to identify and evaluate businesses and assets with a view to completing a Qualifying Transaction. Any proposed Qualifying Transaction must be accepted by the Exchange and in the case of a Non Arm's Length Qualifying Transaction is also subject to Majority of the Minority Approval in accordance with the CPC Policy. To date, the Corporation has not conducted commercial operations of any kind other than to enter into discussions for the purpose of identifying potential acquisitions or interests in commercially viable businesses or assets. The Corporation does not own any assets, other than cash. The Corporation is not specifically considering pursuing a company, asset or business in any specific business or industry sector, or in any particular geographical area, and the Corporation anticipates reviewing companies, assets and businesses in a broad range of industry sectors and geographical areas. See "**Risk Factors**".

Until Completion of the Qualifying Transaction, the Corporation will not carry on any business other than the identification and evaluation of assets or businesses with a view to completing a potential Qualifying Transaction. With the consent of the Exchange, this may include the raising of additional funds in order to finance an acquisition. Except as described under "**Use of Proceeds-Private Placements for Cash**", "**Use of Proceeds-Permitted Use of Funds**" and "**Use of Proceeds-Restrictions on Use of Proceeds**", the funds raised pursuant to this Offering and any subsequent financing will be utilized only for the identification and evaluation of potential Qualifying Transactions and not for any deposit, loan or direct investment in a potential acquisition.

Although the Corporation has commenced the process of identifying potential acquisitions with a view to completing the Qualifying Transaction, the Corporation has not yet entered into an Agreement in Principle.

### Method of Financing

The Corporation may use cash, bank financing, issuance of treasury shares either by way of private placement or public offering or some combination thereof for the purpose of financing its proposed Qualifying Transaction. A Qualifying Transaction financed by the issue of treasury shares could result in a change in control of the Corporation and may cause the shareholders' interest in the Corporation to be further diluted.

**Criteria for a Qualifying Transaction**

The board of directors of the Corporation must approve any proposed Qualifying Transaction. In exercising their powers and discharging their duties in relation to a proposed Qualifying Transaction, the directors will act honestly and in good faith with a view to the best interests of the Corporation and will exercise the care, diligence and skill that a reasonably prudent Person would exercise in comparable circumstances.

**Filings and Shareholder Approval of a Non Arm's Length Qualifying Transaction**

Upon the Corporation reaching an Agreement in Principle, the Corporation must issue a comprehensive press release, at which time the Exchange generally will halt trading in the Common Shares until the filing requirements of the Exchange have been satisfied as set forth under **"Trading Halts, Suspension and Delisting"**. Within 75 days after the issuance of such press release, the Corporation shall be required to submit for review to the Exchange either a CPC Information Circular that complies with applicable corporate and securities laws or a CPC Filing Statement that complies with the Exchange requirements. The CPC Information Circular must be submitted where there is a Non Arm's Length Qualifying Transaction. A CPC Filing Statement must be submitted where a Qualifying Transaction is not a Non Arm's Length Qualifying Transaction. The CPC Information Circular or CPC Filing Statement, as applicable, must contain prospectus level disclosure of the Target Company and the Corporation, assuming Completion of the Qualifying Transaction, and be prepared in accordance with the CPC Policy and Form 3B1 or Form 3B2. Upon acceptance by the Exchange, the Corporation must then either:

(a) file the CPC Filing Statement on SEDAR at least seven business days prior to closing of the Qualifying Transaction, and issue a news release which discloses the scheduled closing date for the Qualifying Transaction as well as the fact that the CPC Filing Statement is available on SEDAR; or

(b) mail the CPC Information Circular and related proxy material to its shareholders in order to obtain the Majority of the Minority Approval of the Qualifying Transaction or other requisite approval, at a meeting of the shareholders.

Unless waived by the Exchange, the Corporation will also be required to retain a Sponsor, who must be a member of the Exchange, and who will be required to submit to the Exchange a Sponsor Report prepared in accordance with the Policies of the Exchange. The Corporation will no longer be considered to be a CPC upon the Exchange having issued the Final Exchange Bulletin. The Exchange will generally not issue the Final Exchange Bulletin until the Exchange has received:

(a) in the case of a Non Arm's Length Qualifying Transaction, confirmation of the Majority of the Minority Approval of the Qualifying Transaction;

(b) confirmation of closing of the Qualifying Transaction; and

(c) all post-meeting or final documentation, as applicable, otherwise required to be filed with the Exchange pursuant to the CPC Policy.

Upon issuance of the Final Exchange Bulletin, the CPC Policy will generally cease to apply, with the exception of the escrow provisions of the CPC Policy and the restrictions in the CPC Policy precluding the Corporation from completing a reverse take-over for a period of one year from the Completion of the Qualifying Transaction.

**Potential Qualifying Transaction**

The Corporation has not, as of the date hereof, entered into negotiations respecting a potential Qualifying Transaction.

**Minimum Listing Requirements**

The Resulting Issuer must satisfy the Exchange's minimum listing requirements for its particular industry sector in either Tier 1 or Tier 2 as prescribed under the applicable Policies of the Exchange.

**Trading Halts, Suspension and Delisting**

The Exchange will generally halt trading in the Common Shares from the date of the public announcement of an Agreement in Principle until all filing requirements of the Exchange have been satisfied, which includes the submission of a Sponsorship Acknowledgement Form, where the Qualifying Transaction is subject to sponsorship. In addition, personal information forms or, if applicable, declarations for all individuals who may be directors, senior officers, promoters, or Insiders of the Resulting Issuer must be filed with the Exchange, and any preliminary background searches that the Exchange considers necessary or advisable, must also be completed, before the trading halt will be lifted by the Exchange. Even if all filing requirements have been satisfied and preliminary background checks completed, the Exchange may continue or reinstate a halt in trading of the Common Shares for public policy reasons including:

(a) the unacceptable nature of the business of the Resulting Issuer; or

(b) the number of conditions precedent to, or the nature and number of deficiencies required to be resolved prior to, Completion of the Qualifying Transaction, are so significant or numerous as to make it appear to the Exchange that the halt should be reinstated or continued.

A trading halt may also be imposed by the Exchange where the Corporation fails to file the supporting documents relating to the Qualifying Transaction within a period of 75 days after public announcement of the Agreement in Principle or if the CPC fails to file post-meeting or final documents, as applicable, within the time required. A trading halt may also be imposed if a Sponsor terminates its sponsorship.

The Exchange may suspend from trading or delist the Common Shares where the Exchange has not issued a Final Exchange Bulletin to the CPC within 24 months of the date of listing. If the Common Shares are delisted by the Exchange, then within 90 days from the date of such delisting, the Corporation shall wind up and liquidate its assets pursuant to the *Canada Business Corporations Act* and shall make a pro rata distribution of its remaining assets to its shareholders, unless, within that 90 day period and pursuant to a majority vote of shareholders, exclusive of the votes of Non Arm's Length Parties to the Corporation, the shareholders determine to deal with the Corporation or its remaining assets in some other manner. See **"Filings and Shareholder Approval of Non Arm's Length Qualifying Transaction"**.

**Refusal of a Qualifying Transaction**

The Exchange, in its sole discretion, may not approve a Qualifying Transaction if:

(a) the Resulting Issuer fails to satisfy the applicable minimum listing requirements of the Exchange;

(b) the aggregate number of securities of the Resulting Issuer owned, directly or indirectly, by:

  (i) a member firm of the Exchange;

  (ii) registrants, unregistered corporate finance professionals, employee shareholders and partners of such member firm; and

  (iii) Associates of any such Person,

  collectively, would exceed 20% of the issued and outstanding securities of the Resulting Issuer;

(c) the Resulting Issuer will be a financial institution, finance company, finance issuer or mutual fund, as defined in the securities legislation;

(d) the majority of the directors and senior officers of the Resulting Issuer are not residents of Canada or the United States or are individuals who have not demonstrated positive association as directors or officers with public companies that are subject to a regulatory regime comparable to the companies listed on a Canadian exchange;

(e) in the case of a Resulting Issuer that is a reporting issuer in Ontario, other than an oil and gas or mining issuer, the Qualifying Transaction involves the acquisition of Significant Assets, outside of Canada or the United States and is not undertaken using a prospectus as a disclosure document; or

(f) notwithstanding the definition of a Qualifying Transaction, there is any other reason for denying acceptance of the Qualifying Transaction.

## USE OF PROCEEDS

### Proceeds and Principal Purposes

The gross proceeds to be received by the Corporation from the sale of the Common Shares offered by this prospectus will be $600,000 if the Minimum Offering is completed and $850,000 if the Maximum Offering is completed. The gross proceeds received by the Corporation from the sale of 3,000,000 Common Shares prior to the date of this prospectus total $300,000 (the **"Private Placements"**). Assuming the Minimum Offering is completed, from the aggregate gross proceeds of $900,000 will be deducted the expenses and costs of the Offering and the Private Placements, estimated in the aggregate to be approximately $132,500. Assuming the Maximum Offering is completed, from the aggregate gross proceeds of $1,150,000 will be deducted the expenses and costs of the Offering and the Private Placements, estimated in the aggregate to be approximately $157,500. The following table indicates the principal uses to which the Corporation proposes to use the estimated total funds available to it upon the completion of this Offering:

| **Proceeds to the Corporation** | **Minimum Offering[3]** | **Maximum Offering[3]** |
|---|---|---|
| Cash proceeds raised from the sale of Common Shares prior to this Offering[1] | $300,000 | $300,000 |
| Expenses and costs relating to raising the cash proceeds above | ($5,000) | ($5,000) |
| Cash proceeds to be raised pursuant to this Offering[2] | $600,000 | $850,000 |
| Expenses and costs relating to the Offering (including legal and audit fees and other expenses of the Corporation, Agent's commission and administration fee as well as Agent's legal fees and expenses, Exchange listing fee, and prospectus filing fees of the Commissions) | ($127,500) | ($152,500) |
| Estimated funds available (on completion of the Offering) | $767,500 | $992,500 |
| **Use of Proceeds** | | |
| Funds available for identifying and evaluating assets or businesses[3] | $630,000 | $855,000 |
| General and administrative expenses until Completion of a Qualifying Transaction | $137,500 | $137,500 |
| **TOTAL NET PROCEEDS** | $767,500 | $992,500 |

**Notes:**

(1) See "Prior Sales".

(2) In the event the Agent exercises the Agent's Option, and the Incentive Stock Options and Charitable Stock Options are exercised, there will be available to the Corporation a maximum of an additional $192,000 in the event the Minimum Offering is completed and $244,500 in the event the Maximum Offering is completed, which will be added to the working capital of the Corporation. There is no assurance that any of these options will be exercised.

(3) In the event that the Corporation enters into an Agreement in Principle prior to spending the entire $630,000 in the event the Minimum Offering is completed and $855,000 in the event the Maximum Offering is completed on identifying and evaluating assets or

businesses, the remaining funds may be used to finance or partially finance the acquisition of Significant Assets or for working capital after Completion of the Qualifying Transaction.

Until required for the Corporation's purposes, the proceeds will only be invested in securities of, or those guaranteed by, the Government of Canada or any Province or territory of Canada or the Government of the United States of America, in certificates of deposit or interest-bearing accounts of Canadian chartered banks, trust companies or credit unions.

The proceeds from this Offering and any prior sale of Common Shares, after deducting the expenses associated with this Offering, will only be sufficient to identify and evaluate a finite number of assets and businesses, and additional funds may be required to finance any acquisition to which the Corporation may commit.

**Permitted Use of Funds**

Until the Completion of the Qualifying Transaction and except as otherwise specifically provided by the CPC Policy and described in **"Use of Proceeds-Restrictions on Use of Proceeds"**, **"Use of Proceeds-Private Placements for Cash"** and **"Use of Proceeds-Prohibited Payments to Related Parties"**, the gross proceeds realized from the sale of all securities issued by the Corporation will only be used by the Corporation to identify and evaluate assets or businesses and in the case of a Non Arm's Length Transaction, obtain shareholder approval for a Non Arm's Length Qualifying Transaction.

The proceeds may be used for expenses incurred for the preparation of:

(a) valuations or appraisals;

(b) business plans;

(c) feasibility studies and technical assessments;

(d) sponsorship reports;

(e) engineering and geological reports;

(f) financial statements, including audited financial statements;

(g) fees for legal and accounting services; and

(h) Agent's fees, costs and commissions,

relating to the identification and evaluation of assets or businesses and in the case of a Non Arm's Length Qualifying Transaction, the obtaining of shareholder approval for the Corporation's proposed Qualifying Transaction.

In addition, with the prior acceptance of the Exchange, up to an aggregate of $225,000 may be advanced as a refundable deposit or secured loan by the Corporation to a Vendor or Target Company, as the case may be, for a proposed Arm's Length Qualifying Transaction provided that the Qualifying Transaction has been publicly announced at least 15 days prior to the date of such advance, due diligence with respect to the Qualifying Transaction is well underway and either a Sponsor has been engaged or sponsorship has been waived. A maximum aggregate amount of $25,000 may also be advanced as a non-refundable deposit, unsecured deposit or advance to a Vendor or Target Company, as the case may be, to preserve assets without the prior acceptance of the Exchange.

**Restrictions on Use of Proceeds**

Until Completion of a Qualifying Transaction, not more than the lesser of (i) 30% of the gross proceeds from the sale of all securities issued by the Corporation and (ii) $210,000 will be used for purposes other than those described

above. For greater certainty, expenditures which are not included as **"Permitted Use of Funds"**, listed above, include:

(a) listing and filing fees (including SEDAR fees);

(b) other costs for the issuance of securities (including legal, accounting and audit expenses) relating to the preparation and filing of this prospectus; and

(c) administrative and general expenses of the Corporation, including office supplies, office rent and related utilities; printing costs (including the printing of this prospectus and share certificates), equipment leases; and fees for legal advice and audit expenses, other than those described above under **"Permitted Use of Funds"**.

No proceeds from the sale of securities of the Corporation may be used to acquire or lease a vehicle.

No proceeds from the sale of securities of the Corporation have been used to pay any fees, salaries or to acquire a vehicle for any director, officer or shareholder of the Corporation.

**Private Placements for Cash**

After the closing of this Offering and until the Completion of the Qualifying Transaction, the Corporation will not issue any securities unless written acceptance of the Exchange is obtained before issuance. Prior to the Completion of the Qualifying Transaction, the Exchange generally will not accept a private placement by the Corporation where the gross proceeds raised from the issuance of securities both prior to and pursuant to the Offering, together with any proceeds anticipated to be raised upon closing of the private placement, will exceed $2,000,000. The only securities issuable pursuant to such a private placement will be Common Shares. Units and/or share purchase warrants may not be issued pursuant to a private placement undertaken prior to closing of the Qualifying Transaction. Subject to certain limited exceptions in the CPC Policy, Common Shares issued pursuant to the private placement to Non Arm's Length Parties to the Corporation and to Principals of the Resulting Issuer will be subject to escrow.

**Prohibited Payments to Non Arm's Length Parties**

Except as described under **"Options to Purchase Securities"** and **"Restrictions on Use of Proceeds"**, the Corporation has not made, and until Completion of the Qualifying Transaction will not make, any payment of any kind, directly or indirectly, to a Non Arm's Length Party to the Corporation or a Non Arm's Length Party to the Qualifying Transaction, or to a Person engaged in investor relations activities, by any means, including:

(a) remuneration, which includes but is not limited to salaries, consulting fees, management contract fees, directors' fees, finders' fees, loans, advances and bonuses; and

(b) deposits and similar payments.

Further, no such payments will be made on or after the Completion of a Qualifying Transaction if such payments relate to services rendered or obligations incurred prior to or in connection with the Qualifying Transaction.

Notwithstanding the above, the Corporation may reimburse a Non Arm's Length Party to the Corporation for reasonable expenses for office supplies, office rent and related utilities, equipment leases (excluding vehicle leases), and legal services (provided that neither the lawyer providing the legal services nor any member of the law firm providing the services is a promoter of the Corporation or in the case of a law firm, no member of the firm, owns greater than 10% of the outstanding Common Shares), and the Corporation may also reimburse a Non Arm's Length Party to the Corporation for reasonable out-of-pocket expenses incurred in pursuing the business of the Corporation described in **"Permitted Use of Funds"**.

The foregoing restrictions on the use of proceeds and prohibitions on payments to Non Arm's Length Parties and Persons engaged in investor relations activities continue to apply until the Completion of the Qualifying Transaction.

## PLAN OF DISTRIBUTION

### Name of Agent and Agent's Compensation

Pursuant to the Agency Agreement, the Corporation has appointed Canaccord Capital Corporation (the **"Agent"**) as its agent to offer for distribution to the public, on a commercially reasonable basis, a minimum of 3,000,000 Common Shares and a maximum of 4,250,000 Common Shares at a price of $0.20 per Common Share for gross proceeds of a minimum of $600,000 and a maximum of $850,000, subject to the terms and conditions of the Agency Agreement.

The Agent will receive a commission equal to 10% of the aggregate gross proceeds from the sale of the Common Shares ($60,000 if the Minimum Offering is completed, or $85,000 if the Maximum Offering is completed). The Agent will also be paid an administration fee of $10,000, and will be reimbursed by the Corporation for its expenses and legal fees up to a maximum of $10,000 plus applicable taxes and disbursements. In addition, the Agent will be granted the Agent's Option to purchase that number of Common Shares that is equal to 10% of the Common Shares sold in connection with this Offering at a price of $0.20 per Common Share, exercisable for a period of 24 months from the date of listing the Common Shares on the Exchange, which Agent's Option is qualified for distribution under this prospectus.

The Agent intends to sell to the public all the Common Shares to be received by it upon the exercise of its option. Not more than 50% of the Common Shares received on the exercise of the Agent's Option may be sold by the Agent prior to the Completion of the Qualifying Transaction. The remaining 50% may be sold after the Completion of the Qualifying Transaction.

Other than as described in this prospectus, there are no payments in cash, securities or other consideration being made, or to be made, to a promoter, finder or any other Person or Company in connection with the Offering.

The Offering will be made in accordance with the rules and policies of the Exchange and with the consent of the Exchange. The closing of the Offering will take place at such time as the Corporation and the Agent may agree, provided that subscriptions for the Minimum Offering have been received.

The Agent has agreed to use its commercially reasonable efforts to secure subscriptions for all of the Common Shares offered hereunder on behalf of the Corporation and may make co-brokerage arrangements with other investment dealers at no additional cost to the Corporation. The obligations of the Agent under the Agency Agreement may be terminated at its discretion on the basis of its assessment of the state of financial markets or upon the occurrence of certain events as stated in the Agency Agreement, including the non-fulfillment of conditions of closing.

### Offering and Minimum Distribution

The Minimum Offering is for 3,000,000 Common Shares for total gross proceeds of $600,000 and the Maximum Offering is for 4,250,000 Common Shares for total gross proceeds of $850,000. Under the CPC Policy, the maximum number of Common Shares which may be directly or indirectly purchased by any one purchaser to this Offering is 2% of the Common Shares offered hereunder or 60,000 Common Shares assuming the Minimum Offering is completed and 85,000 Common Shares assuming the Maximum Offering is completed. In addition, the maximum number of Common Shares that may directly or indirectly be purchased by that purchaser, together with any Associates or Affiliates of that purchaser, is 4% or 120,000 Common Shares assuming the Minimum Offering is completed and 170,000 Common Shares assuming the Maximum Offering is completed. The funds received from the Offering will be deposited with the Agent, and will not be released until $600,000 has been deposited and the Agent consents to the release thereof. Subscriptions of 3,000,000 Common Shares for total gross proceeds of $600,000 must be raised within 90 days of the issuance of a receipt for the prospectus, or such other time as may be

consented to by the Agent and Persons or Companies who subscribed within that period, failing which the Agent will remit the funds collected to the original subscribers without interest or deduction, unless subscribers have otherwise instructed the Agent.

**Other Securities Being Distributed**

The Corporation also proposes to grant the Incentive Stock Options and Charitable Stock Options at the closing of the Offering in accordance with the policies of the Exchange, which options are qualified for distribution pursuant to this prospectus. The Incentive Stock Options entitle the holders to purchase up to 600,000 Common Shares in the event the Minimum Offering is completed and up to 725,000 Common Shares in the event the Maximum Offering is completed, at a price of $0.20 per Common Share and such options may be exercised for a period of five years from the date of grant. The Charitable Stock Options entitle the holders to purchase up to 60,000 Common Shares in the event the Minimum Offering is completed and up to 72,500 Common Shares in the event the Maximum Offering is completed, at a price of $0.20 per Common Share for a period of five years from the date of grant. See **"Plan of Distribution"** and **"Options to Purchase Securities"**.

**Determination of Price**

The offering price of the Common Shares offered pursuant to this Offering has been determined by negotiation between the Corporation and the Agent in accordance with the CPC Policy.

**Listing Application**

The Exchange has conditionally accepted the listing of the Corporation's Common Shares. Listing is subject to the Corporation fulfilling all of the listing requirements of the Exchange.

**Subscriptions by and Restrictions on the Agent**

The Agent has advised the Corporation that, to the best of its knowledge and belief, no directors, officers, employees or contractors of the Agent or any Associate or Affiliate thereof have subscribed for Common Shares.

Until Completion of the Qualifying Transaction, the aggregate number of Common Shares permitted to be owned directly or indirectly by the Aggregate Pro Group, including participants referred to above, is 20% of the issued and outstanding Common Shares exclusive of Common Shares reserved for issuance at a future date. Such participants are permitted to subscribe for Common Shares pursuant to this Offering, subject to (i) compliance with any applicable client priority rule, and (ii) the restrictions applicable to all purchasers to Offering described under **"Plan of Distribution - Offering and Minimum Distribution"**.

**Restrictions on Trading**

Other than the initial distribution of the Common Shares pursuant to this prospectus, the grant of the Agent's Option and the grant of the Incentive Stock Options and Charitable Stock Options, no securities of the Corporation will be permitted to be issued during the period between the date a receipt for the preliminary prospectus is issued by the Commissions and the time the Common Shares are listed for trading on the Exchange, except subject to prior acceptance of the Exchange, where appropriate registration and prospectus exemptions are available under securities legislation or where the applicable securities regulatory authorities grant a discretionary order.

## DESCRIPTION OF SECURITIES DISTRIBUTED

The Corporation is authorized to issue an unlimited number of Common Shares of which 3,000,000 Common Shares are issued and outstanding as fully paid and non-assessable as at the date hereof. In addition, a maximum of 4,250,000 Common Shares are reserved for issuance pursuant to this Offering and a maximum of 425,000 Common Shares are reserved for issuance upon exercise of the Agent's Option. A maximum of 725,000 Common Shares are reserved for issuance upon exercise of the Incentive Stock Options, and a maximum of 72,500 are also reserved for issuance upon exercise of the Charitable Stock Options. All of the Common Shares to be outstanding on completion

of this Offering will be fully paid and non-assessable. See **"Prior Sales"**, **"Options to Purchase Securities"** and **"Plan of Distribution"**.

### Common Shares

The holders of the Common Shares are entitled to dividends, if, as and when declared by the board of directors of the Corporation, to one vote per share at meetings of the shareholders of the Corporation and, upon liquidation, to receive such assets of the Corporation as are distributable to the holders of the Common Shares.

## CAPITALIZATION

| | Amount authorized or to be authorized | Amount outstanding as at October 31, 2006[1][3] | Amount outstanding as at the date hereof[1] | Amount to be outstanding if the Minimum Offering is sold[2][3][4][5] | Amount to be outstanding if the Maximum Offering is sold[2][3][4][5] |
|---|---|---|---|---|---|
| Common Shares | Unlimited | $300,000 (3,000,000 Common Shares) | $300,000 (3,000,000 Common Shares) | $900,000 (6,000,000 Common Shares) | $1,150,000 (7,250,000 Common Shares) |

Notes:

(1) The Corporation had not commenced commercial operations as at October 31, 2006 or as at the date hereof.

(2) The Corporation has reserved an aggregate of up to 300,000 Common Shares in the event the Minimum Offering is subscribed for and up to 425,000 Common Shares in the event the Maximum Offering is subscribed for pursuant to the Agent's Option. The Agent's Option will have an exercise price of $0.20 per Common Share and may be exercised for a period of 24 months from the date of listing the Common Shares on the Exchange. See **"Plan of Distribution."**

(3) The Common Shares issued at $0.10 per share will be held in escrow in accordance with the CPC Policy. See **"Escrowed Securities"**.

(4) Before deducting the Agent's commission and the costs and expenses of this issue (and certain pre-offering costs) estimated in the aggregate amount of $132,500 assuming completion of the Minimum Offering and $157,500 assuming completion of the Maximum Offering, including the listing fee payable to the Exchange.

(5) The Corporation has reserved an aggregate of up to 600,000 Common Shares in the event the Minimum Offering is subscribed for and up to 725,000 Common Shares in the event the Maximum Offering is subscribed for pursuant to Incentive Stock Options to be granted to directors and officers of the Corporation. The Corporation has also reserved an aggregate of up to 60,000 Common Shares in the event the Minimum Offering is subscribed for and up to 72,500 Common Shares in the event the Maximum Offering is subscribed for pursuant to Charitable Stock Options. All of the Incentive Stock Options and Charitable Stock Options will have an exercise price of $0.20 per Common Share and may be exercised for a period of five years from the date of grant. See **"Options to Purchase Securities"**.

## OPTIONS TO PURCHASE SECURITIES

### Incentive Stock Options

Incentive Stock Options to purchase up to 600,000 Common Shares in the event the Minimum Offering is completed and up to 725,000 Common Shares in the event the Maximum Offering is completed, are to be granted after closing of this Offering to directors and officers of the Corporation (in addition to Charitable Stock Options to purchase up to 60,000 Common Shares in the event the Minimum Offering is completed and up to 72,500 Common Shares in the event the Maximum Offering is completed - see **"Charitable Stock Options"**), subject to regulatory approval. The Incentive Stock Options will be granted after the closing of the Offering under the Corporation's Stock Option Plan (as defined below) and will be qualified for distribution and are expected to be allocated on the following basis:

| Name of Optionee | No. of Common Shares reserved under Option if Minimum Offering Completed[1] | No. of Common Shares reserved under Option if Maximum Offering Completed[1] | Purchase Price per Common Share |
|---|---|---|---|
| The Eyeland Corporation[3] | 270,000 | 326,250 | $0.20 |
| Robert Munro | 192,000 | 232,000 | $0.20 |
| Titan Capital Inc.[4] | 90,000 | 108,750 | $0.20 |

| Name of Optionee | No. of Common Shares reserved under Option if Minimum Offering Completed[1] | No. of Common Shares reserved under Option if Maximum Offering Completed[1] | Purchase Price per Common Share |
|---|---|---|---|
| Grant McCutcheon | 48,000 | 58,000 | $0.20 |
| **Total[2]** | 600,000 | 725,000 | |

Notes:

(1) The Incentive Stock Options to purchase up to 600,000 Common Shares in the event the Minimum Offering is completed and up to 725,000 Common Shares in the event the Maximum Offering is completed, to be granted to directors and officers of the Corporation after the closing of this Offering (subject to regulatory approval) are qualified for distribution pursuant to this prospectus. Such Incentive Stock Options shall be exercisable for a period of five years from the date of grant.

(2) Does not include the Charitable Stock Options to be granted to Eligible Charitable Organizations. See "Charitable Stock Options".

(3) The Eyeland Corporation is a private company which is controlled by Marc Lavine, the Chairman, Chief Executive Officer and a director of the Corporation.

(4) Titan Capital Inc. is a private company which is wholly-owned by Geoffrey Rotstein, a director of the Corporation.

## Stock Option Terms

The policies of the Exchange provide that the board of directors of the Corporation may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers and employees of the Corporation and its Affiliates and to consultants and management company employees, non-transferable options to purchase Common Shares for a period of up to five years from the date of the grant, provided that the number of Common Shares reserved for issuance may not exceed 10% of the total issued and outstanding Common Shares at the date of the grant.

The purpose of the stock option plan (the **"Stock Option Plan"**) established by the Corporation, pursuant to which it may grant incentive stock options, is to promote the profitability and growth of the Corporation by facilitating the efforts of the Corporation to obtain and retain key individuals. The Stock Option Plan provides an incentive for and encourages ownership of the Corporation's Common Shares by its key individuals so that they may increase their stake in the Corporation and benefit from increases in the value of the Corporation's Common Shares. Pursuant to the Stock Option Plan, the maximum number of Common Shares reserved for issuance in any 12 month period to any one optionee other than a consultant may not exceed 5% of the issued and outstanding Common Shares at the date of the grant. The maximum number of Common Shares reserved for issuance in any 12 month period to any consultant may not exceed 2% of the issued and outstanding Common Shares at the date of the grant and the maximum number of Common Shares reserved for issuance in any 12 month period to all persons engaged in investor relations activities may not exceed 2% of the issued and outstanding number of Common Shares at the date of the grant. Incentive stock options may be exercised until the greater of 12 months after the completion of the Qualifying Transaction and 90 days following the date the optionee ceases to be a director, officer or employee of the Corporation or its Affiliates or a consultant or a management company employee, provided that if the cessation of such position or arrangement was by reason of death, the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option. In the event that the Corporation becomes a Tier 1 Issuer (as such term is defined in the Exchange policies), the Stock Option Plan provides that the board of directors of the Corporation may grant options which allow an optionee to elect to exercise its option on a "cashless basis", whereby the optionee, instead of making a cash payment for the aggregate exercise price, shall be entitled to be issued such number of Common Shares equal to the number which results when (i) the difference between the aggregate Fair Market Value of the Common Shares underlying the option and the aggregate exercise price of such option is divided by (ii) the Fair Market Value of each Common Share. "Fair Market Value" as defined in the Stock Option Plan means the closing price as reported by the Exchange on the last trading day immediately preceding the exercise date.

Notwithstanding the terms of the Stock Option Plan described above, the CPC Policy imposes certain restrictions on incentive stock options during the period that the Corporation remains a CPC. Such restrictions shall remain in place until the Exchange issues the Final Exchange Bulletin (such bulletin indicating that the Resulting Issuer will not be considered a CPC). Under the CPC Policy, the Corporation, while it remains a CPC, is limited to granting incentive stock options to only directors, officers and technical consultants of the Corporation. In addition, the total number of

Common Shares reserved under option for issuance pursuant to the Stock Option Plan may not exceed 10% of the Common Shares to be outstanding at the closing of the Offering. The maximum number of Common Shares reserved under option for issuance to any individual officer or director may not exceed 5% of the issued and outstanding Common Shares to be outstanding at the closing of the Offering. The maximum number of Common Shares reserved under option for issuance to all technical consultants may not exceed 2% of the issued and outstanding Common Shares to be outstanding after the closing of the Offering. In addition, while the Corporation is a CPC, it is prohibited from granting incentive stock options to any person providing investor relations activities, promotional or market making services. The exercise price per Common Share under any incentive stock option granted by the Corporation while it is a CPC may not be less than the greater of $0.20 and the Discounted Market Price (as defined under Exchange policies). Any Common Shares acquired pursuant to the exercise of incentive stock options prior to the Completion of the Qualifying Transaction, must be deposited in escrow and will be subject to escrow until the Final Exchange Bulletin is issued. See **"Escrowed Securities"**.

**Charitable Stock Options**

In addition to the options granted under the Stock Option Plan, in accordance with the Exchange Policy 4.7, the Corporation proposes to grant a non-transferable option to The Arthritis & Autoimmunity Research Centre Foundation, registration number 11929 0773 RR0001 (the "**Charity**"), an Eligible Charitable Organization, to purchase up to 60,000 Common Shares in the event of the Minimum Offering and 72,500 Common Shares on the Maximum Offering exercisable at a price of $0.20 per share until the earlier of the date that is not more than five years from the closing of this Offering and the 90th day from the date that the Charity ceases to be an Eligible Charitable Organization. The aggregate number of Common Shares issuable upon exercise of options granted to Eligible Charitable Organizations cannot exceed 1% of the total number of Common Shares (calculated on a non-diluted basis adjusted for any stock splits or consolidations) outstanding immediately after the closing of this Offering. The Corporation intends to rely on Exchange Policy 4.7 which provides that after an issuer completes its closing of an initial public offering and becomes an issuer listed on the Exchange, such issuer's Charitable Options and the securities that are issuable upon their exercise will be treated by the Exchange as a separate reserve of securities that will not be applied toward the limits prescribed by the Exchange for options that may be granted by an issuer under its stock option and stock purchase plans or other share compensation arrangements, provided that all of the issuer's outstanding Charitable Options conform in every respect to the provisions of sections 2 and 3.1 of Exchange Policy 4.7.

## PRIOR SALES

Since the date of incorporation of the Corporation, 3,000,000 Common Shares have been issued as follows:

| Date issued | Number of Shares[1] | Issue Price per Share | Aggregate Issue Price | Nature of Consideration |
|---|---|---|---|---|
| October 12, 2006 | 1 | $0.10 | $0.10 | Cash |
| October 24, 2006 | 2,999,999 | $0.10 | $299,999.90 | Cash |

**Note:**

(1) All of these Common Shares will be held in escrow. See **"Escrowed Securities"**.

## ESCROWED SECURITIES

**Securities Escrowed Prior to the Completion of the Qualifying Transaction**

All of the 3,000,000 Common Shares issued prior to this Offering at a price of $0.10 per Common Share, all Common Shares that may be acquired by Non Arm's Length Parties of the Corporation either under this Offering or otherwise prior to Completion of the Qualifying Transaction, and all Common Shares acquired by members of the Aggregate Pro Group prior to this Offering, will be deposited with the Escrow Agent under the Discount Seed Share Escrow Agreement.

All Common Shares acquired on exercise of stock options prior to Completion of the Qualifying Transaction, must also be deposited in escrow and will be subject to escrow until the Final Exchange Bulletin is issued.

In addition, all Common Shares acquired in the secondary market prior to Completion of the Qualifying Transaction by any Person or Company who becomes a Control Person of the Corporation are required to be deposited in escrow. Subject to certain exemptions permitted by the Exchange, all securities of the Corporation held by Principals of the Resulting Issuer, will also be escrowed.

The following table sets out, as of the date of this prospectus and immediately after completion of this Offering, the number of Common Shares held in escrow:

| | | | **Escrowed Shares** | | |
|---|---|---|---|---|---|
| **Name and Municipality of Residence of Shareholder** | **Common Shares Held** | **Number of Escrowed Shares** | **Percentage of Shares Issued Before Closing** | **Percentage of Shares Issued Upon Completion of Minimum Offering[1]** | **Percentage of Shares Issued Upon Completion of Maximum Offering[1]** |
| The Eyeland Corporation[2] Toronto, Ontario | 100,000 | All | 3.3% | 1.7% | 1.4% |
| Robert Munro Toronto, Ontario | 100,000 | All | 3.3% | 1.7% | 1.4% |
| Titan Capital Inc.[3] Toronto, Ontario | 100,000 | All | 3.3% | 1.7% | 1.4% |
| Grant McCutcheon Toronto, Ontario | 100,000 | All | 3.3% | 1.7% | 1.4% |
| The Chrysalis Capital Group Inc.[4] Toronto, Ontario | 2,500,000 | All | 83.3% | 41.7% | 34.5% |
| Ravi Sood Toronto, Ontario | 100,000 | All | 3.3% | 1.7% | 1.4% |

**Notes:**

(1) Assuming that no Common Shares are purchased by these shareholders under this Offering and before the exercise of the Agent's Option, the Incentive Stock Options and the Charitable Stock Options. See **"Plan of Distribution"** and **"Options to Purchase Securities"**.

(2) The Eyeland Corporation is a private company which is controlled by Marc Lavine, the Chairman, Chief Executive Officer and a director of the Corporation.

(3) Titan Capital Inc. is a private company which is wholly-owned by Geoffrey Rotstein, a director of the Corporation.

(4) The Chrysalis Capital Group Inc. is a private company which is wholly-owned by The Eyeland Corporation. Robert Munro, President, Chief Financial Officer and a director of the Corporation and Geoff Rotstein, a director of the Corporation, are also directors of The Chrysalis Capital Group Inc.

Where the Common Shares which are required to be held in escrow are held by a non-individual (a **"holding company"**), each holding company pursuant to the Discount Seed Share Escrow Agreement, has agreed, or will agree, not to carry out any transactions during the currency of the Discount Seed Share Escrow Agreement which would result in a change in the beneficial ownership of the holding company without the consent of the Exchange. Any holding company must sign an undertaking to the Exchange that, to the extent reasonably possible, it will not permit or authorize any issuance of securities or transfer of securities that could reasonably result in a change of control of the holding company. In addition, the Exchange may require an undertaking from any Control Person of the holding company not to transfer the shares of that holding company.

Under the Discount Seed Escrow Agreement, 10% of the escrowed Common Shares will be released from escrow on the issuance of the Final Exchange Bulletin (the **"Initial Release"**) and an additional 15% will be released on the dates which are 6 months, 12 months, 18 months, 24 months, 30 months and 36 months following the Initial Release.

If the Resulting Issuer meets the Exchange's Tier 1 minimum listing requirements either at the time the Final Exchange Bulletin is issued or subsequently, the release of the escrowed Common Shares will be accelerated. An accelerated escrow release will not commence until the Resulting Issuer has made an application to the Exchange for listing as a Tier 1 issuer and the Exchange has issued a bulletin that announces the acceptance for listing of the Resulting Issuer on Tier 1 of the Exchange.

The Exchange's prior consent must be obtained before a transfer within escrow of escrowed Common Shares. Generally, the Exchange will only permit a transfer within escrow to be made to incoming Principals in connection with a proposed Qualifying Transaction.

If the Final Exchange Bulletin is not issued, the escrowed Common Shares will not be released. Under the Discount Seed Share Escrow Agreement, each Non Arm's Length Party to the Corporation which holds escrowed Common Shares acquired at a price below the Offering price under this prospectus has irrevocably authorized and directed the Escrow Agent to immediately:

(a) cancel all those escrowed Common Shares upon issuance by the Exchange of a bulletin delisting the Common Shares; or

(b) if the Corporation lists on NEX, either:

    (i) cancel all escrowed Common Shares purchased by Non-Arm's Length Parties to the CPC at a discount from the Offering price, in accordance with section 11.2(a) of the CPC Policy, or

    (ii) subject to majority shareholder approval, cancel an amount of escrowed Common Shares purchased by Non-Arm's Length Parties to the CPC at a discount to the Offering price so that the average cost of the remaining escrowed Common Shares is at least equal to the Offering price.

**Escrowed Securities on Qualifying Transaction**

Generally, if at least 75% of the securities issued pursuant to a Qualifying Transaction are **"Value Securities"**, then all of the securities issued to Principals of the Resulting Issuer pursuant to the Qualifying Transaction will be deposited into escrow pursuant to a value security escrow agreement (the **"Value Security Escrow Agreement"**). **"Value Securities"** are securities issued pursuant to a transaction, for which the deemed value of the securities at least equals the value ascribed to the assets, using a valuation method acceptable to the Exchange, or securities that are otherwise determined by the Exchange to be Value Securities and required to be placed in escrow under the Value Security Escrow Agreement. However, if at least 75% of the securities issued pursuant to the Qualifying Transaction are not Value Securities, all securities issued pursuant to the Qualifying Transaction will be deposited into a surplus security escrow agreement (a **"Surplus Security Escrow Agreement"**).

The principal distinction between a Value Security Escrow Agreement and a Surplus Security Escrow Agreement is the time period for release of securities from escrow. In the case of a Resulting Issuer that will be a Tier 2 issuer when the Final Exchange Bulletin is issued, the Value Security Escrow Agreement provides for a three year escrow release mechanism with 10% of the escrowed securities being releasable at the time of the Final Exchange Bulletin, and 15% of the escrowed securities being releasable every 6 months thereafter, on each of the 6, 12, 18, 24, 30 and 36 month anniversaries of the Final Exchange Bulletin. In the case of a Resulting Issuer that will be a Tier 2 issuer, when the Final Exchange Bulletin is issued, the Surplus Security Escrow Agreement provides for a 6 year escrow release mechanism with:

(a) 5% of the escrowed securities being releasable in 6 month intervals on each of the 6, 12, 18 and 24 month anniversaries of the Final Exchange Bulletin; and

(b) 10% of the escrowed securities being releasable in 6 month intervals on each of the 30, 36, 42, 48, 54, 60, 66 and 72 month anniversaries after the Final Exchange Bulletin.

In the case of a Resulting Issuer that will be a Tier 1 issuer when the Final Exchange Bulletin is issued, the Value Security Escrow Agreement provides for an 18 month escrow release mechanism with 25% of the escrowed securities being releasable at the time of the Final Exchange Bulletin, with 25% of the escrowed securities being releasable every 6 months thereafter. In the case of a Resulting Issuer that will be a Tier 1 issuer when the Final Exchange Bulletin is issued, the Surplus Security Escrow Agreement provides for a three year escrow release mechanism with:

(a) 10% of the escrowed securities being releasable upon the issuance of the Final Exchange Bulletin; and

(b) 15% of the escrowed securities being releasable in 6 month intervals on each of the 6, 12, 18, 24, 30 and 36 month anniversaries after the Final Exchange Bulletin.

Securities issued pursuant to a private placement to Principals of the Corporation and the proposed Resulting Issuer will generally be exempt from escrow requirements where:

(a) the private placement is announced at least five trading days after the news release announcing the Agreement in Principle and the pricing for the financing is at not less than the discounted market price, as determined in accordance with the Policies of the Exchange; or

(b) the private placement is announced concurrently with the Agreement in Principle and:

(i) at least 75% of the proceeds from the private placement are not from Principals of the Corporation or the proposed Resulting Issuer,

(ii) if subscribers, other than Principals of the Corporation or the proposed Resulting Issuer, will obtain securities subject to hold periods, then in addition to any resale restrictions under applicable securities legislation, any securities issued to such Principals will be subject to a four month hold period, and

(iii) none of the proceeds of the private placement are allocated to pay compensation or to settle indebtedness owing to Principals of the Resulting Issuer.

## PRINCIPAL SHAREHOLDERS

The following table lists those Persons who own 10% or more of the issued and outstanding Common Shares as at the date hereof:

| Name and Municipality of Residence | Type of Ownership | Number of Common Shares Owned Before Closing of Offering | Percentage of Common Shares Owned Before Closing of Offering | Percentage of Common Shares Owned Upon Completion of Minimum Offering(3)(4) | Percentage of Common Shares Owned Upon Completion of Maximum Offering(3)(4) |
|---|---|---|---|---|---|
| Marc Lavine(1) Paris, France | Indirect | 2,600,000(2) | 86.7% | 43.3% | 35.9% |

**Notes:**

(1) Indirectly held by Marc Lavine, the Chairman, Chief Executive Officer and a director of the Corporation, as to: (i) 100,000 Common Shares held by The Eyeland Corporation, a private company which is controlled by Marc Lavine; and (ii) 2,500,000 Common Shares held by The Chrysalis Capital Group Inc., a private company which is wholly-owned by The Eyeland Corporation.

(2) Subject to the Discount Seed Share Escrow Agreement. See **"Escrowed Securities"**.

(3) Assuming that no Common Shares are purchased under this Offering and before the exercise of the Agent's Option, the Incentive Stock Options and the Charitable Stock Options. See **"Plan of Distribution"**.

(4) On a fully diluted basis, assuming the exercise of the Agent's Option, the Incentive Stock Options and the Charitable Stock Options, the above holder of Common Shares, after giving effect to the Minimum Offering and Maximum Offering, would own approximately 37.4% and 30.7% of the outstanding Common Shares.

## DIRECTORS, OFFICERS AND PROMOTERS

The following are the names and municipalities of residence of the directors, officers and promoters of the Corporation, their positions and offices with the Corporation, their present principal occupation, the number of Common Shares beneficially owned or over which they directly or indirectly exercise control or direction, and the percentage of Common Shares to be held by each of them prior to and on completion of the Offering:

| Name and Municipality of Residence | Position and Office | Present Principal Occupation | Percentage and Number of Common Shares Held Prior to the Offering | Percentage and Number of Common Shares Upon Completion of Minimum Offering[1] | Percentage and Number of Common Shares Upon Completion of Maximum Offering[1] |
|---|---|---|---|---|---|
| Marc Lavine<br>Paris, France | Chairman, Chief Executive Officer and Director[2] | Chairman and Chief Executive Officer, The Chrysalis Capital Group Inc. | 86.7%<br>2,600,000<br>Common Shares[3] | 43.3%<br>2,600,000<br>Common Shares[3] | 35.9%<br>2,600,000<br>Common Shares[3] |
| Robert Munro<br>Toronto, Ontario | President, Chief Financial Officer and Director | President, Chief Financial Officer and Secretary, The Chrysalis Capital Group Inc. | 3.3%<br>100,000<br>Common Shares | 1.7%<br>100,000<br>Common Shares | 1.4%<br>100,000<br>Common Shares |
| Geoffrey Rotstein<br>Toronto, Ontario | Director[2] | President and Chief Executive Officer, Cyberplex Inc. | 3.3%<br>100,000<br>Common Shares[4] | 1.7%<br>100,000<br>Common Shares[4] | 1.4%<br>100,000<br>Common Shares[4] |
| Grant McCutcheon<br>Toronto, Ontario | Director[2] | Partner, Lawrence & Company | 3.3%<br>100,000<br>Common Shares | 1.7%<br>100,000<br>Common Shares | 1.4%<br>100,000<br>Common Shares |

Notes:

(1) Assuming that no Common Shares are purchased by these shareholders under this Offering and before the exercise of the Agent's Option. See **"Plan of Distribution"**.

(2) Member of the Audit Committee.

(3) Indirectly held by Marc Lavine, the Chairman, Chief Executive Officer and a director of the Corporation, as to: (i) 100,000 Common Shares held by The Eyeland Corporation, a private company which is controlled by Marc Lavine; and (ii) 2,500,000 Common Shares held by The Chrysalis Capital Group Inc., a private company which is wholly-owned by The Eyeland Corporation.

(4) Indirectly held by Geoffrey Rotstein, a director of the Corporation, as to 100,000 Common Shares held by Titan Capital Inc., a private company which is wholly-owned by Geoffrey Rotstein.

The directors will devote their time and expertise as required by the Corporation, however, it is not anticipated that any director will devote 100% of his time. See also **"Management of the Corporation"**.

The directors and officers, as a group, beneficially own and control 2,900,000 Common Shares, which represents 96.7% of the issued and outstanding Common Shares before giving effect to this Offering. Such Common Shares will represent 48.3% of the issued and outstanding Common Shares upon completion of the Minimum Offering and 40% of the issued and outstanding Common Shares upon completion of the Maximum Offering, assuming no Common Shares are purchased by directors and officers under this Offering, and before the exercise of the Agent's Option, the Incentive Stock Options and the Charitable Stock Options. See **"Plan of Distribution"** and **"Options to Purchase Securities"**.

The following is a brief description of the principal occupations of the above named individuals during the last five years, along with other biographical information:

**Marc Lavine, Chairman, Chief Executive Officer, Director and Promoter.** Mr. Lavine is Chairman, Chief Executive Officer and a co-founder of The Chrysalis Capital Group Inc. ("**TCCG**"), a private company focussed on all aspects of the CPC program; from the development of a series of CPCs to the introduction of supporting products, such as a CPC Co-Investment Partnership.

In the past eleven years, Mr. Lavine has been involved in the creation of two companies and led the process for their subsequent public listing through the CPC process. Both of those companies, Points International Ltd. ("**Points International**") and Cyberplex Inc. ("**Cyberplex**"), are currently listed on the Toronto Stock Exchange (the "**TSX**"). More recently, Mr. Lavine founded three CPCs: Chrysalis Capital Corporation ("**Chrysalis I**"), a CPC which completed its IPO in March 2004 and successfully completed its Qualifying Transaction in April 2005 with PharmEng International Inc. ("**PharmEng**"), a consulting and manufacturing company serving the pharmaceutical industry and currently listed on the Exchange; Chrysalis Capital II Corporation ("**Chrysalis II**"), a CPC which completed its IPO in March 2005 and successfully completed its Qualifying Transaction in August 2006 with Tangarine Concepts Corporation, a St. Catharines, Ontario-based company which markets consumer-initiated electronic financial payment solutions to retail businesses, to form Tangarine Payment Solutions Corp. ("**Tangarine**"); and Chrysalis Capital III Corporation ("**Chrysalis III**"), a CPC which completed its IPO in June 2006 and successfully completed its Qualifying Transaction in December 2006 with U.S. Silver Corporation, a Delaware Corporation which owns and operates the Galena underground silver mine.

In addition to serving as a director of PharmEng and Tangarine, Mr. Lavine is currently a director of Cyberplex and Points International (formerly Exclamation International Incorporated ("**Exclamation**")). As founder of Exclamation, Mr. Lavine served as the Chairman and Chief Executive Officer from its inception in January 1998 until February 2002 (Exclamation became a public company in February 2000).

Prior to joining Exclamation, Mr. Lavine worked as the Vice-President of Cyberplex (from January 1995 to December 1997) and as a management consultant at McKinsey & Company, a consulting firm (from September 1991 to August 1993).

Mr. Lavine holds an Honours degree in Business Administration from the Richard Ivey School of Business at the University of Western Ontario (1991) where he received the gold medal for top student in his class.

Mr. Lavine is 38 years old and is a Canadian citizen who is now resident in Paris, France. He will devote such time as is required in connection with the management of the Corporation and completion of the Qualifying Transaction.

**Robert Munro, President, Chief Financial Officer and Director.** Mr. Munro is President, Chief Financial Officer, Director and a co-founder of TCCG. Mr. Munro was Vice-President of Chrysalis I, Vice-President and Director of Chrysalis II, and is President and Chief Financial Officer and Director of Chrysalis III, as such companies are further described in the biographical information of Marc Lavine, above.

Prior to joining TCCG, Mr. Munro served as Director, Data Product Management with Rogers AT&T Wireless Inc. ("**Rogers**"), from March 2003 to February 2006. In such capacity, Mr. Munro managed a team and was strategically responsible for delivering increasing data revenues in a growing area of the wireless market.

Prior to joining Rogers, Mr. Munro was the founding Director of Venture Development with Exclamation from December 1999 to June 2002. In this role, Mr. Munro was charged with analyzing all potential investments' value propositions, their products' attractiveness in the marketplace and their likelihood of success. Mr. Munro also acted as interim management to several of Exclamation's partner companies, and was one of the original founders of Points International, the reward management portal.

Mr. Munro holds a Bachelor of Arts degree from Huron College, the founding college of the University of Western Ontario (1995), as well as several certificates in Project Management from Ryerson University.

Mr. Munro is 34 years old and is a Canadian citizen resident in Toronto, Ontario. He will devote such time as is required in connection with the management of the Corporation and completion of the Qualifying Transaction.

**Geoffrey Rotstein, Director and Chair of Audit Committee.** Mr. Rotstein is currently President and Chief Executive Officer of Cyberplex Inc., a technology consulting company listed on the TSX, a position he has held since January 2006. Prior to that he was Chief Financial Officer of Cyberplex from March 1997 to December 2005. He brings over 14 years of strategic and financial expertise to the Corporation in addition to direct experience with the CPC process based on his role as a director and Chairman of the Audit Committee of Chrysalis I, Chrysalis II and Chrysalis III CPCs, as such companies are further described in the biographical information of Marc Lavine, above. Mr. Rotstein is also a Director and a co-founder of TCCG.

From June 1999 to November 1999, Mr. Rotstein also acted as Chief Financial Officer of Exclamation where he was involved in the company's creation and initial financing prior to Exclamation going public in February 2000. From September 1992 to March 1997, Mr. Rotstein worked as Chartered Accountant at Coopers & Lybrand in Toronto, a major global accounting firm.

Mr. Rotstein received his C.A. designation in 1996 and received his MBA degree from York University in Toronto in 1992.

Mr. Rotstein is 38 years old and is a Canadian citizen resident in Toronto, Ontario. He will devote such time as is required in connection with the management of the Corporation and completion of the Qualifying Transaction.

**Grant McCutcheon, Director.** Mr. McCutcheon has been a partner and director of Lawrence & Company Inc. ("**Lawrence & Company**"), a Toronto based investment management firm, since its inception in December 1995. He has broad experience in the financing of both public and private companies and has participated in all aspects of private equity investing. Mr. McCutcheon participates as a member of the board of directors of investee companies, and is currently a director of Footmaxx Holdings Inc. (TSXV), as well as Centrefire Growth Fund and Lawrence Enterprise Fund Inc., both unlisted Labour Sponsored Venture Capital Corporations (LSVCs).

Mr. McCutcheon is also a director of Tangarine, and previously served as a director of Chrysalis I and Chrysalis III, as such CPC companies are further described in the biographical information of Marc Lavine, above.

Mr. McCutcheon practiced corporate and securities law from 1989 to 1992 in Toronto with Fasken Campbell Godfrey, the predecessor of the national law firm of Fasken Martineau DuMoulin LLP. Mr. McCutcheon received a Masters degree in International Management from The American Graduate School of International Management in 1993.

Mr. McCutcheon is 44 years old and is a Canadian citizen resident in Toronto, Ontario. He will devote such time as is required in connection with the management of the Corporation and completion of the Qualifying Transaction.

In addition to any other requirements of the Exchange, the Exchange expects management of the Corporation to meet a high management standard. The directors and officers of the Corporation believe that, on a collective basis, management possesses the appropriate experience, qualifications and history to be capable of identifying, investigating and acquiring a Significant Asset.

**Other Reporting Issuer Experience**

The following table sets out the directors, officers and promoters of the Corporation that are, or have been within the last five years, directors, officers and promoters of other issuers that are or were reporting issuers in any Canadian jurisdiction:

| Name | Name of Reporting Issuer | Name of Exchange or Market | Position | From | To |
|---|---|---|---|---|---|
| Marc Lavine | Tangarine Payment Solutions Corp. (formerly Chrysalis Capital II Corporation) | TSXV | Director | August 2006 | Present |

| Name | Name of Reporting Issuer | Name of Exchange or Market | Position | From | To |
|---|---|---|---|---|---|
| | Cyberplex Inc. | TSX | Director | May 2006 | Present |
| | Points International Ltd. (formerly Exclamation International Ltd.) | TSX | Director | February 2002 | Present |
| | PharmEng International Inc. (formerly Chrysalis Capital Corporation) | TSXV | Director | April 2005 | Present |
| | Chrysalis Capital III Corporation | TSXV | Chief Executive Officer, Chairman and Director | May 2006 | December 2006 |
| | Chrysalis Capital II Corporation (now Tangarine Payment Solutions Corp.) | TSXV | President, Chief Executive Officer, Chief Financial Officer, Chairman and Director | March 2005 | August 2006 |
| | Chrysalis Capital Corporation (now PharmEng International Inc.) | TSXV | President, CEO, Chairman and Director | October 2003 | April 2005 |
| | Exclamation International Incorporated (now Points International Ltd.) | TSXV | CEO, Chairman and Director | January 2000 | February 2002 |
| Robert Munro | Chrysalis Capital III Corporation | TSXV | Director<br><br>Chief Financial Officer and President | May 2006<br><br>May 2006 | Present<br><br>December 2006 |
| | Chrysalis Capital II Corporation (now Tangarine Payment Solutions Corp.) | TSXV | Vice-President<br><br>Director | March 2005<br><br>December 2005 | August 2006<br><br>August 2006 |
| | Chrysalis Capital Corporation (now PharmEng International Inc.) | TSXV | Vice-President | October 2003 | April 2005 |
| Geoffrey Rotstein | Chrysalis Capital III Corporation | TSXV | Director | May 2006 | Present |
| | Fun Technologies Inc. | TSX & AIM | Director | March 2005 | Present |
| | Cyberplex Inc. | TSX | Director<br>Chief Financial Officer<br>President and Chief Executive Officer | March 1997<br>March 1997<br>January 2006 | Present<br>December 2005<br>Present |
| | Chrysalis Capital II Corporation | TSXV | Director and Chairman of Audit Committee | March 2005 | August 2006 |
| | PharmEng International Inc. (formerly Chrysalis | TSXV | Director | April 2005 | Present |

| Name | Name of Reporting Issuer | Name of Exchange or Market | Position | From | To |
|---|---|---|---|---|---|
| | Capital Corporation) | | | | |
| | Chrysalis Capital Corporation (now PharmEng International Inc.) | TSXV | Director and Chairman of Audit Committee | October 2003 | April 2005 |
| | Exclamation International Incorporated (now Points International Ltd.) | TSXV | Director | January 2000 | February 2002 |
| Grant McCutcheon | Tangarine Payment Solutions Corp. (formerly Chrysalis Capital II Corporation) | TSXV | Director | August 2006 | Present |
| | Chrysalis Capital III Corporation | TSXV | Director | May 2006 | December 2006 |
| | Chrysalis Capital II Corporation (now Tangarine Payment Solutions Corp.) | TSXV | Director | March 2005 | August 2006 |
| | Chrysalis Capital Corporation | TSXV | Director | November 2003 | April 2005 |
| | Centrefire Growth Fund | Not Applicable | Director | March 2003 | Present |
| | High Income Preferred Shares Corporation | TSX | President, Chief Executive Officer and Secretary | February 2002<br>April 2002 | Present<br>Present |
| | High Income Principal & Yield Securities Corporation | TSX | President, Chief Executive Officer and Secretary | December 2001 | Present |
| | Lawrence Enterprise Fund Inc. | Not Applicable | Director | November 2001 | Present |
| | Footmaxx Holdings Inc. | TSX Venture | Director | October 1996 | Present |
| | Points International Ltd.(formerly Exclamation International Incorporated) | TSX | Director | February 2002 | April 2005 |
| | Exclamation International Incorporated (now Points International Ltd.) | TSX | Director | January 2000 | February 2002 |
| | Innovadent Technologies Ltd. | Canadian Dealing Network | Director | October 1996 | August 1999 |
| | The Gambol Group Inc. | Alberta Stock Exchange | Director | March 1995 | July 1998 |

**Corporate Cease Trade Orders or Bankruptcies**

During the past 10 years, none of the directors, officers, insider or promoters of the Corporation or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, was a director, officer, insider or promoter of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied that issuer access to any exemptions under applicable securities legislation for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings,

arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person, other than as disclosed below.

Lawrence & Company, Mr. McCutcheon's employer since December 1995, is a private company which invests its capital in private and public companies. Employees of Lawrence & Company typically serve on the boards of directors of the companies in which it invests. One such company was Innovadent Technologies Ltd. ("**Innovadent**") which traded on The Canadian Dealing Network ("**INND.V**").

Grant McCutcheon was elected to the board of directors of Innovadent on October 16, 1996 in his capacity as an employee of Lawrence & Company. Mr. McCutcheon resigned as a director on August 31, 1999, along with the other Lawrence & Company nominee to the board.

Innovadent made a proposal to creditors under the *Bankruptcy and Insolvency Act* (Canada) in May 1998. Creditors accepted this proposal. In April 1999, the Ontario Securities Commission issued a cease trade order for failing to file financial statements, Innovadent's auditor having resigned and Innovadent being insolvent and unable to retain a new audit firm due to its inability to pay a retainer. Lawrence & Company and other secured lenders subsequently advanced funds for this purpose and Samson Belair Deloitte & Touche was retained and completed draft financial statements delivered after Mr. McCutcheon's resignation. In August 1999, Innovadent filed a notice of intention to make a proposal to creditors. To Mr. McCutcheon's knowledge, this proposal was unsuccessful and Innovadent is bankrupt.

**Penalties or Sanctions**

None of the directors, officers, insiders or promoters of the Corporation or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that would likely be considered important to a reasonable investor in making an investment decision.

**Individual Bankruptcies**

None of the directors, officers, insiders or promoters of the Corporation nor a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, nor a personal holding company of any such persons has, within the past 10 years before the date of this prospectus, become bankrupt, made a proposal under bankruptcy or insolvency legislation or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

**Indebtedness of Directors, Officers and Promoters**

None of the directors, officers and promoters of the Corporation nor any of their respective Associates or Affiliates has been indebted to the Corporation since the date of the Corporation's incorporation.

## EXECUTIVE COMPENSATION

Except as set out below or otherwise permitted by the CPC Policy and disclosed in this prospectus, prior to Completion of a Qualifying Transaction, no payment of any kind has been made, or will be made, directly or indirectly, by the Corporation to a Non Arm's Length Party to the Corporation or a Non Arm's Length Party to the Qualifying Transaction, or to any Person engaged in investor relations activities in respect of the securities of the Corporation or any Resulting Issuer by any means, including:

(a) remuneration, which includes but is not limited to:

 (i) salaries;

(ii) consulting fees;

(iii) management contract fees or directors' fees;

(iv) finders fees;

(v) loans, advances, bonuses; and

(vi) deposits and similar payments.

However, the Corporation may reimburse Non Arm's Length Parties for the Corporation's reasonable allocation of rent, secretarial services and other general administrative expenses, at fair market value (**"Permitted Reimbursements"**). No reimbursement may be made for any payment made to lease or buy a vehicle.

Upon closing of the offering, the directors and officers of the Corporation will be granted Incentive Stock Options as set out under "**Options to Purchase Securities**".

Following Completion of the Qualifying Transaction, it is anticipated that the Corporation shall pay compensation to its directors and officers. However, no payment other than the Permitted Reimbursements, will be made by the Corporation or by any party on behalf of the Corporation, after Completion of the Qualifying Transaction, if the payment relates to services rendered or obligations incurred or in connection with the Qualifying Transaction.

## DIVIDEND POLICY

No dividends have been paid on any shares of the Corporation since the date of its incorporation, and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

If the Corporation generates earnings in the foreseeable future, it expects that they will be retained to finance growth, if any, and, when appropriate, retire debt. The directors of the Corporation will determine if and when dividends should be declared and paid in the future based on the Corporation's financial position at the relevant time. All of the Common Shares are entitled to an equal share in any dividends declared and paid.

## PROMOTER

Marc Lavine may be considered to be the promoter of the Corporation in that he took the initiative in organizing the business of the Corporation. As of the date hereof, Mr. Lavine indirectly owns 2,600,000 Common Shares and will indirectly be granted options to purchase up to 326,250 Common Shares at $0.20 per share pursuant to the Stock Option Plan. See **"Principal Shareholders"**, **"Prior Sales"**, **"Options to Purchase Shares"** and **"Directors, Officers and Promoters"**.

## CONFLICTS OF INTEREST

There are potential conflicts of interest to which the directors, officers, insiders and promoters of the Corporation will be subject in connection with the operations of the Corporation. Some of the directors, officers, insiders and promoters have been and will continue to be engaged in the identification and evaluation, with a view to potential acquisition of interests in businesses and corporations on their own behalf and on behalf of other corporations. Marc Lavine is also a director of another CPC, Carlaw Capital Corp., which has not yet completed its Qualifying Transaction or entered into an Agreement in Principle. Accordingly, situations may arise where some or all of the directors, officers, insiders and promoters will be in direct competition with the Corporation. Conflicts, if any, will be subject to the procedures and remedies prescribed by the *Canada Business Corporations Act*, the Exchange and applicable securities law, regulations and policies.

## RELATED PARTY TRANSACTIONS

Other than as disclosed, there are no material transactions with the directors, officers, promoters or principal holders of the Corporation's securities that have occurred since the date of incorporation of the Corporation.

## DILUTION

Purchasers of the Common Shares offered hereunder will suffer an immediate dilution of 25.0% or $0.05 per Common Share on the basis of there being 6,000,000 Common Shares issued and outstanding assuming completion of the Minimum Offering, and 20.7% or $0.0414 per Common Share on the basis of there being 7,250,000 Common Shares issued and outstanding assuming completion of the Maximum Offering. Dilution has been computed on the basis of total gross proceeds to be raised under this prospectus and from sales of securities prior to filing this prospectus, without deduction of commissions or related expenses incurred by the Corporation.

## RISK FACTORS

The following is a list of risk factors that a prospective investor should consider before subscribing for Common Shares, which list is not exhaustive:

(a) the Corporation was only recently incorporated, has not commenced commercial operations and has no assets other than cash. It has no history of earnings, and shall not generate earnings or pay dividends until at least after Completion of the Qualifying Transaction;

(b) investment in the Common Shares offered by the prospectus is highly speculative given the proposed nature of the Corporation's business and its present stage of development;

(c) the directors and officers of the Corporation will only devote a portion of their time to the business and affairs of the Corporation and some of them are or will be engaged in other projects or businesses such that conflicts of interest may arise from time to time. See **"Directors, Officers and Promoters"** and **"Conflicts of Interest"**;

(d) assuming completion of the Minimum Offering, an investor will suffer an immediate dilution to its investment of 25.0% or $0.05 per Common Share and assuming completion of the Maximum Offering, an investor will suffer an immediate dilution to its investment of 20.7% or $0.0414 per Common Share. See **"Dilution"**;

(e) there can be no assurance that an active and liquid market for the Common Shares will develop and an investor may find it difficult to resell its Common Shares;

(f) until Completion of a Qualifying Transaction, the Corporation is not permitted to carry on any business other than the identification and evaluation of potential Qualifying Transactions;

(g) the Corporation has only limited funds with which to identify and evaluate potential Qualifying Transactions and there can be no assurance that the Corporation will be able to identify a suitable Qualifying Transaction;

(h) even if a proposed Qualifying Transaction is identified, there can be no assurance that the Corporation will be able to successfully complete the transaction;

(i) Completion of a Qualifying Transaction is subject to a number of conditions including acceptance by the Exchange and in the case of a Non Arm's Length Qualifying Transaction, Majority of the Minority Approval;

(j) unless the shareholder has the right to dissent and be paid fair value in accordance with applicable corporate or other law, a shareholder who votes against a proposed Non Arm's Length Qualifying

Transaction for which Majority of the Minority Approval by shareholders has been given, will have no rights of dissent and no entitlement to payment by the Corporation of the fair value for the shareholder's Common Shares;

(k) upon public announcement of a proposed Qualifying Transaction, trading in the Common Shares will be halted and will remain halted for an indefinite period of time, typically until a Sponsor has been retained and certain preliminary reviews have been conducted. The Common Shares will be reinstated to trading before the Exchange has reviewed the transaction and before the Sponsor has completed its full review. Reinstatement to trading provides no assurance with respect to the merits of the transaction or the likelihood of the Corporation completing the proposed Qualifying Transaction;

(l) trading in the Common Shares may be halted at other times for other reasons, including for failure by the Corporation to submit documents to the Exchange in the time periods required;

(m) the Exchange will generally suspend trading in the Common Shares or delist the Corporation in the event that the Exchange has not issued a Final Exchange Bulletin within 24 months from the date of listing;

(n) neither the Exchange nor any securities regulatory authority will pass upon the merits of the proposed Qualifying Transaction;

(o) in the event that management, directors or experts of the Corporation reside outside of Canada or the Corporation identifies a foreign business or assets as a proposed Qualifying Transaction, investors may find it difficult or impossible to effect service or notice to commence legal proceedings upon any management, directors or experts resident outside of Canada or upon the foreign business or the Resulting Issuer and may find it difficult or impossible to enforce against such persons, judgments obtained in Canadian courts predicated upon the civil liability provisions applicable to securities laws in Canada. Marc Lavine, an officer, director and promoter of the Corporation, currently resides outside of Canada;

(p) the Qualifying Transaction may be financed in all or part by the issuance of additional securities by the Corporation and this may result in further dilution to the investor, which dilution may be significant and which may also result in a change of control of the Corporation; and

(q) subject to prior Exchange acceptance, the Corporation may be permitted to loan or advance up to an aggregate of $250,000 of its proceeds to a target business without requiring shareholder approval and there can be no assurance that the Corporation will be able to recover that loan.

**As a result of these factors which are not all-inclusive, this Offering is only suitable to investors who are willing to rely solely on management of the Corporation and who can afford to lose their entire investment. Those investors who are not prepared to do so should not invest in the Common Shares.**

## LEGAL PROCEEDINGS

The Corporation is not party to any legal proceedings, nor to its knowledge are any such proceedings contemplated.

## RELATIONSHIP BETWEEN THE CORPORATION AND PROFESSIONAL PERSONS

Other than as disclosed herein, as of the date hereof, no Professional Person, Responsible Solicitor or any partner of a Responsible Solicitor's firm holds any beneficial interest, direct or indirect, in any securities or properties of the Corporation or of an Associate or Affiliate of the Corporation, or is expected to be elected, appointed or employed as a director, senior officer or employee of the Corporation or of an Associate or Affiliate of the Corporation, or a promoter of the Corporation or an Associate or Affiliate of the Corporation.

## AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Mintz & Partners LLP, Chartered Accountants, 1 Concorde Gate, Suite 200, Toronto, Ontario M3C 4G4.

The transfer agent and registrar of the Corporation is Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1.

## MATERIAL CONTRACTS

The Corporation has not entered into any material contracts and will not enter into any material contracts prior to the closing of this Offering, other than:

(a) the Transfer Agent, Registrar and Disbursing Agent Agreement dated January 15, 2007 between the Corporation and the Escrow Agent;

(b) the Agency Agreement referred to under the **"Plan of Distribution"**; and

(c) the Discount Seed Share Escrow Agreement referred to under **"Escrowed Securities"**.

Copies of these agreements will be available for inspection at the registered office of the Corporation, at 1255 Bay Street, Suite 400, Toronto, Ontario M5R 2A9 and at the offices of the Commissions during ordinary business hours while the securities offered by this prospectus are in the course of distribution and for a period of 30 days thereafter.

## OTHER MATERIAL FACTS

To management's knowledge, there are no other material facts about the securities being distributed that are not otherwise disclosed in this prospectus, or are necessary in order for the prospectus to contain full, true and plain disclosure of all material facts relating to the securities being distributed.

## PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

# CHRYSALIS CAPITAL IV CORPORATION

## FINANCIAL STATEMENTS

## OCTOBER 31, 2006

## AUDITORS' REPORT

To the Directors of
Chrysalis Capital IV Corporation

We have audited the balance sheet of Chrysalis Capital IV Corporation as at October 31, 2006, and the statement of cash flows for the period from October 12, 2006 (Date of Incorporation) to October 31, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2006, and the results of its cash flows for the period from October 12, 2006 (Date of Incorporation) to October 31, 2006 in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario
November 10, 2006, except as to Note 6 which is
as of January 26, 2007

*"Mintz & Partners LLP"*
CHARTERED ACCOUNTANTS

**CHRYSALIS CAPITAL IV CORPORATION**
**BALANCE SHEET**

AS AT OCTOBER 31, 2006

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and Cash Equivalents | $ | 90,000 |
| Qualifying Transaction Funds (Note 2) | | 210,000 |
| Prepaid Capital Stock Issuance Costs (Note 3) | | 15,935 |
| | $ | 315,935 |
| **LIABILITIES** | | |
| Accounts Payable and Accrued Liabilities | $ | 15,935 |
| **SHAREHOLDERS' EQUITY** | | |
| Capital Stock (Note 4) | $ | 300,000 |
| | $ | 315,935 |

Approved on behalf of the board

*"Marc Lavine"* Director

*"Robert Munro"* Director


See Accompanying Notes

**CHRYSALIS CAPITAL IV CORPORATION**
**STATEMENT OF CASH FLOWS**

FOR THE PERIOD FROM OCTOBER 12, 2006 (DATE OF INCORPORATION) TO OCTOBER 31, 2006

| | | |
|---|---|---|
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Issuance of Capital Stock | $ | 300,000 |
| Prepaid Capital Stock Issuance Costs | | (15,935) |
| Accounts Payable and Accrued Liabilities | | 15,935 |
| | | 300,000 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Investment of Qualifying Transaction Funds | | (210,000) |
| **INCREASE IN CASH**, being cash end of period | $ | 90,000 |



See Accompanying Notes

## 1. NATURE OF ORGANIZATION

Chrysalis Capital IV Corporation was incorporated under the *Canada Business Corporations Act* on October 12, 2006 and is classified as a Capital Pool Company as defined in the Policy 2.4 of the TSX Venture Exchange (the "Exchange"). The corporation has no assets other than cash, qualifying transaction funds and prepaid capital stock issuance costs and proposes to identify and evaluate potential acquisitions or businesses, and once identified and evaluated, to negotiate an acquisition or participation subject to receipt of regulatory and, if required, shareholders' approval.

The corporation has not commenced operations at the balance sheet date. Accordingly, a statement of earnings and retained earnings has not be prepared and a full set of significant accounting policies and a classified balance sheet have not been presented.

## 2. QUALIFYING TRANSACTION FUNDS

The proceeds raised from the issuance of capital stock may only be used to identify and evaluate assets or businesses for future investment, with the exception that up to lesser of $210,000 or 30% of the gross proceeds may be used to cover prescribed costs of issuing the common shares or administrative and general expenses of the corporation. These restrictions apply under completion of a Qualifying Transaction by the corporation as defined under the policies of the Exchange.

## 3. PREPAID CAPITAL STOCK ISSUANCE COSTS

These costs relate directly to the proposed issuance of capital stock by the corporation. The costs will reduce the carrying value for financial statement purposes for those shares when issued by the corporation. Upon completion of the public offering discussed in Note 6, the costs incurred will be charged against capital stock.

## 4. CAPITAL STOCK

a) Authorized

Unlimited number of common shares

b) Issued

| | | |
|---|---|---|
| 1 common share issued on October 12, 2006 and 2,999,999 common shares issued on October 24, 2006 for gross proceeds of | $ | 300,000 |

c) Escrowed Shares

All of the 3,000,000 common shares issued prior to the offering (Note 6) and all common shares that may be acquired from treasury of the corporation by Non Arm's Length Parties, as defined in the policies of the TSX Venture Exchange, of the corporation either under the offering or otherwise prior to the completion of the Qualifying Transaction will be deposited with the Trustee under the Escrow Agreement.

All common shares acquired on exercise of stock options prior to the completion of a Qualifying Transaction, must also be deposited in escrow until the final exchange bulletin is issued.

All common shares of the corporation acquired in the secondary market prior to the completion of a Qualifying Transaction by a Control Person, as defined in the policies of the TSX Venture Exchange, are required to be deposited in escrow. Subject to certain permitted exemptions, all securities of the corporation held by principles of the resulting issuer will also be escrowed.

d) Stock Options

The directors of the corporation have approved a Stock Option Plan (the "Plan") for the directors, officers, employees and consultants of the corporation. Options granted under the Plan are exercisable for a period of up to 5 years from the date of the grant. The exercise price of the options shall be determined by the Board at the time of the grant. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. The number of common shares reserved for issuance to (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares, and (b) all technical consultants will not exceed 2% of the issued and outstanding common shares. In addition to the options granted under the Plan, the corporation proposes to grant options to one or more eligible charitable organizations, exercisable for a period of up to 5 years from the date of the grant. Such grants to eligible charitable organizations will not exceed 1% of the issued and outstanding common shares.

## 5. CONTINGENCY

There is no assurance that the corporation will identify a business or asset that warrants acquisition or participation within the time limitations permissible under the policies of the Exchange, at which time the Exchange may suspend or de-list the corporation's shares from trading.

## 6. SUBSEQUENT EVENTS

a) Filing of prospectus

Pursuant to a prospectus dated January 26, 2007, the corporation intends to offer a maximum of 4,250,000 common shares at $0.20 per share ($850,000) and a minimum of 3,000,000 at $0.20 per share ($600,000).

b) Agent's compensation

The corporation intends to grant the Agents and any sub-agents of the proposed equity offering, the option to purchase that number of common shares equal to 10% of the aggregate number of common shares sold pursuant to this offering at a price of $0.20 per common share. This option will be available for exercise for a period of 24 months from the day the common shares of the corporation are listed on the Exchange. In addition, the Corporation has agreed to pay a commission equal to 10% of the gross proceeds of the offering and a corporate finance fee of $10,000 plus GST to the Agents and any sub-agents as compensation.

## AUDITORS' CONSENT

We have read the Prospectus of Chrysalis Capital IV Corporation (the **"Company"**) dated January 26, 2007 relating to the issue and sale of between 3,000,000 and 4,250,000 Common shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Prospectus of our report to the directors of the Company on the balance sheet of the Company as at October 31, 2006 and the statement of cash flows for the period from October 12, 2006 (date of incorporation) to October 31, 2006. Our report is dated November 10, 2006 (except as to Note 6 which is as of January 26, 2007).

Toronto, Ontario<br>January 26, 2007

*"Mintz & Partners LLP"*<br>Chartered Accountants

## CERTIFICATE OF THE CORPORATION

Dated: January 26, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part XV of the *Securities Act* (Ontario), Part 9 of the *Securities Act* (Alberta) and Part 9 of the *Securities Act* (British Columbia) and the regulations thereunder.

| *"Marc Lavine"* | *"Robert Munro"* |
|---|---|
| Marc Lavine<br>Chief Executive Officer | Robert Munro<br>Chief Financial Officer |

**ON BEHALF OF THE BOARD**

| *"Geoffrey Rotstein"* | *"Grant McCutcheon"* |
|---|---|
| Geoffrey Rotstein<br>Director | Grant McCutcheon<br>Director |

## CERTIFICATE OF THE PROMOTER

Dated: January 26, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part XV of the *Securities Act* (Ontario), Part 9 of the *Securities Act* (Alberta) and Part 9 of the *Securities Act* (British Columbia) and the regulations thereunder.

*"Marc Lavine"*

Marc Lavine

## CERTIFICATE OF THE AGENT

Dated: January 26, 2007

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus under Part XV of the *Securities Act* (Ontario), Part 9 of the *Securities Act* (Alberta) and Part 9 of the *Securities Act* (British Columbia) and the regulations enacted thereunder.

**CANACCORD CAPITAL CORPORATION**

*"David J. Horton"*

David J. Horton
Senior Vice-President and
Director

## PRE-AUTHORIZED PAYMENT REQUEST

***Instructions: Please complete and return together with a Sample Cheque marked VOID***

REQUEST AND AUTHORIZATION

**Mortgage Number:**

**Name of Mortgagor: BUTTERNUT MANOR UXBRIDGE INC.**

FIRST NATIONAL FINANCIAL LP is hereby requested and authorized to draw payments in their favour under its pre-authorized payment plan, with amounts to be charged against the account of:
***(Please print clearly in block letters)***

BUTTERNUT MANOR UXBRIDGE INC.

**Depositor's Name (Name by which the account is identified by the bank)**

CANADIAN IMPERIAL BANK OF COMMERCE

**Name of Bank or Financial Institution**

49 BROCK STREET WEST, P. O. BOX 220, UXBRIDGE, ONTARIO L9P 1M7

**Bank Address, City, Province**

**Type of Account:** *(check one)* Current Personal Chequing Other

***Bank Transit #:*** *05542* ***Bank Code:*** *010* ***Account Number:*** *1803816*

I/We authorize First National Financial LP to draw amounts on my/our bank account for mortgage payments on my/our mortgage.

I/We agree to the following conditions of this plan:

1) Payments will be drawn on or about the mortgage due dates and the entry on the bank statement will constitute receipts for mortgage payments.
2) The pre-authorized payment plan shall not be construed as a modification of the provisions of the mortgage.
3) The pre-authorized payment plan may be discontinued by the Mortgage Payor or Company upon thirty (30) days written notice or if any amount is not paid when presented.
4) Upon charge of the bank and/or account number of the Mortgage Payor(s) only a sample cheque showing the new bank and/or account number will be required for First National Financial LP to draw mortgage payments from the new bank account.

May 31 ~~June~~, 2007 — [signature] — [signature]

**Date** **Signature** **Signature (Joint Account)**



BUTTERNUT MANOR UXBRIDGE INC.
3 NORM GOODSPEED DRIVE
UXBRIDGE, ONTARIO L9P 0B7
Tel: (905) 852-6777

0001

DATE D D M M Y Y Y Y

PAY to the order of ______ $

______ ___/100 DOLLARS

CIBC
CANADIAN IMPERIAL BANK OF COMMERCE
49 BROCK STREET WEST
P.O. BOX 220
UXBRIDGE, ONTARIO L9P 1M7

BUTTERNUT MANOR UXBRIDGE INC.

PER ______

PER ______

RE ______

VOID

⑈000001⑈ ⑆05542⑉010⑆ 18⑉03816⑈

Endorsement - Signature or Stamp

BACK/VERSO

# AGENCY AGREEMENT

THIS AGREEMENT dated for reference the 26th day of January, 2007 is made

BETWEEN

**CHRYSALIS CAPITAL IV CORPORATION**
1255 Bay Street, Suite 400
Toronto, Ontario M5R 2A9

(the "Issuer");

AND

**CANACCORD CAPITAL CORPORATION**
P.O. Box 10337 Pacific Centre
2200 - 609 Granville Street
Vancouver, B.C. V7Y 1H2

(the "Agent").

WHEREAS:

A. The Issuer wishes to raise money for the purposes set forth in the Prospectus, which is to be filed by the Issuer with the Commissions and the Exchange, by offering for sale certain of its securities;

B. The Issuer wishes to appoint the Agent to distribute those securities and the Agent is willing to accept the appointment on the terms and conditions of this Agreement;

THE PARTIES to this Agreement therefore agree:

## 1. DEFINITIONS

In this Agreement:

(a) "Administration Fee" means the fee to be paid to the Agent by the issuer in consideration of the Agent's services in connection with the coordination and review of the Prospectus, as more particularly set out in Section 7.3 of this Agreement;

(b) "Agent's Commission" has the meaning given to it in Section 7.1 of this Agreement;

(c) "Agent's Fee" means the fee which is set out in Section 7 of this Agreement and which is payable by the Issuer to the Agent in consideration of the services performed by the Agent under this Agreement;

(d) "Agent's Option" means the option to purchase common shares of the Issuer to be issued to the Agent as part of the Agent's Fee and which has the terms provided in Section 7.2 of this Agreement and the agreement representing such option;

(e) "Agent's Option Shares" means any common shares in the capital of the Issuer that may be issued on exercise of the Agent's Option;

(f) "Agreement in Principle" has the meaning defined in the CPC Policy;

(g) "Applicable Legislation" means the securities acts in the Selling Provinces, the regulations and rules made thereunder, all administrative policy statements, blanket orders, notices, directions and rulings issued by the Commissions and the rules and policies of the Exchange, in particular, the CPC Policy;

(h) "Approval Date" means the date the Shares commence trading on the Exchange;

(i) "Certificates" means the certificates representing the Shares, Agent's Option and Agent's Option Shares;

(j) "Closing" means the closing of the purchase and sale, and the issuance by the Issuer, of the Shares;

(k) "Closing Day" means such day following the Offering Day as may be agreed to by the Issuer and the Agent;

(l) "CPC Policy" means Policy 2.4 of the Exchange entitled "Capital Pool Companies";

(m) "Commissions" means the securities commissions in the Selling Provinces;

(n) "Distribution" means the distribution or sale of the Securities pursuant to this Agreement;

(o) "Effective Date" means the date on which an MRRS decision document for the final Prospectus is issued by the Principal Regulator;

(p) "Exchange" means the TSX Venture Exchange Inc.;

(q) "Material Change" has the meaning defined in the Applicable Legislation;

(r) "Material Fact" has the meaning defined in the Applicable Legislation;

(s) "Misrepresentation" has the meaning defined in the Applicable Legislation;

(t) "MRRS" means the Mutual Reliance Review System for Prospectuses and Annual Information Forms under National Policy 43-201;

(u) "Offering" means the offering of the Shares under the Prospectus;

(v) "Offering Day" means the day chosen by the Agent and the Issuer in accordance with Section 5.2 hereof to contract the purchases of Shares by the purchasers;

(w) "Offering Price" means $0.20 per Share;

(x) "Principal Regulator" means the Ontario Securities Commission;

(y) "Proceeds" means the gross proceeds of the Offering, less:

  (i) the Agent's Commission;

  (ii) the Administration Fee;

  (iii) the expenses of the Agent in connection with the Offering which have not been repaid by the Issuer; and

  (iv) any amount already received by the Issuer;

(z) "Prospectus" means the preliminary prospectus dated December 22, 2006 and the final prospectus dated on or about the date hereof filed or intended to be filed by the Issuer with the Regulatory Authorities in connection with the Offering and any amendments to the preliminary prospectus and final prospectus which may be filed with the Regulatory Authorities;

(aa) "Qualifying Transaction" has the meaning defined in the CPC Policy;

(bb) "Regulatory Authorities" means the Commissions and the Exchange;

(cc) "Securities" means the Shares, Agent's Option, Agent's Option Shares and any common shares of the Issuer which may be offered for sale under the Prospectus, pursuant to a secondary or shareholder offering;

(dd) "Selling Provinces" means British Columbia, Alberta and Ontario;

(ee) "Shares" means the minimum of 3,000,000 and maximum of 4,250,000 common shares of the Issuer to be offered by the Issuer pursuant to this Agreement having the terms provided in this Agreement; and

(ff) "Significant Assets" has the meaning defined in the CPC Policy.

## 2. APPOINTMENT OF AGENT

The Issuer appoints the Agent as its exclusive agent and the Agent accepts the appointment and will act as the exclusive agent of the Issuer to offer the Shares for sale under the Prospectus at the Offering Price on a commercially reasonable basis.

## 3. THE SHARES

The Shares will be issued and registered in the names and denominations reasonably requested by the Agent.

## 4. FILING OF PROSPECTUS

4.1 The Issuer will cause the Prospectus to be filed with the Regulatory Authorities, will deliver all necessary copies of the Prospectus to the Regulatory Authorities and will use its best efforts to have the Prospectus accepted by the Regulatory Authorities.

4.2 The Issuer will provide the Agent with as many copies of the Prospectus as the Agent reasonably requests.

4.3 Delivery of the Prospectus and any amendment thereto shall constitute a representation and warranty by the Issuer to the Agent that all information and statements (except information and statements relating solely to the Agent) contained in the Prospectus and any amendment thereto are true and correct in all material respects at the time of delivery thereof and contain no Misrepresentations and constitute full, true and plain disclosure of all Material Facts relating to the Issuer and the Securities and that no Material Fact or material information has been omitted therefrom (except facts of information relating solely to the Agent) which is required to be stated therein or is necessary to make statements of information contained therein not misleading in light of the circumstances under which they were made. Such delivery shall also constitute the Issuer's consent to the Agent's use of the Prospectus, any amendment thereto and any other documents supplied to the Agent by the Issuer for the purpose of the sale of Shares in compliance herewith and with the Applicable Legislation.

## 5. LISTING APPLICATION AND CONDUCT OF THE OFFERING

5.1 Prior to the Closing Day, the Issuer will make application to list the Shares and the Agent's Option Shares on the Exchange, and conditional approval of such application must be obtained from the Exchange prior to Closing.

5.2 Following the Effective Date and after consulting with the Exchange, the Issuer and the Agent will set the Offering Day.

5.3 The Offering Day will be on or before the earlier of the day which is:

(a) 90 days after the Effective Date; and

(b) 12 months after the date of the issue by the Principal Regulator of the MRRS decision document for the preliminary prospectus.

5.4 The Issuer shall take all necessary steps to complete and file with the Exchange its application for listing with all other documentation required by the Exchange, to allow for the listing and posting for trading of the common shares of the Issuer on the Exchange, which is to occur no earlier than 10 days after the Offering Day and no later than 2 days after the Closing Day unless otherwise agreed to by the Agent.

5.5 The Agent will advise the Issuer and its counsel in writing when the Distribution under the Prospectus is complete.

## 6. OPINIONS AND CERTIFICATES

6.1 On the Closing Day, the Issuer will deliver the following documents to the Agent and its counsel in a form acceptable to them:

(a) evidence of the necessary approval of the Regulatory Authorities for the Offering;

(b) an opinion of counsel for the Issuer, dated as of the Closing Day and addressed to the Agent and its counsel, relating to any legal matter in connection with the creation, issuance and sale of the Securities for which the Agent may reasonably request an opinion;

(c) a certificate of the Issuer, dated as of the Closing Day and signed by the chief executive officer and chief financial officer of the Issuer or such other officers approved by the Agent, certifying certain facts relating to the Issuer and its affairs (the "Officers' Certificate"); and

(d) any other certificates, comfort letters or opinions in connection with any matter related to the Prospectus which are reasonably requested by the Agent or its counsel.

## 7. AGENT'S FEE

7.1 In consideration of the services performed by the Agent under this Agreement, the Issuer agrees to pay the Agent a cash commission of 10% of the Offering Price per Share sold pursuant to the Offering, whether purchased by the Agent for its own account or for its clients or purchased by other members of the Exchange for their own accounts or for their clients (the "Agent's Commission").

7.2 In consideration for acting as Agent, the Issuer will issue an Agent's Option to the Agent, or to members of its selling group as directed by the Agent, entitling the Agent to purchase up to such number of Agent's Option Shares equal to 10% of the number of Shares issued and sold pursuant to the Offering. The Agent's Option will be non-transferable and each Agent's Option will entitle the holder to purchase one common share of the Issuer at the Offering Price. The right to purchase Agent's Option Shares under the Agent's Option may be exercised at any time up to the close of business 24 months from the Approval Date, provided that no more than 50% of the aggregate number of Agent's Option Shares which may be acquired by the Agent on exercise of the Agent's Option will be sold by the Agent prior to completion of the Qualifying Transaction. The terms governing the Agent's Option will include, among other things, provisions for the appropriate adjustment in the class, number and price of the Agent's Option Shares upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Issuer's common shares, the payment of stock dividends or the amalgamation of the Issuer. The issue of the Agent's Option will not restrict or prevent the Issuer from obtaining any other financing, nor from issuing additional securities or rights during the period within which the Agent's Option is exercisable.

7.3 In consideration of the Agent's services in connection with the coordination and review of the Offering and the Prospectus, the Issuer will pay the Agent, on completion of the Offering,

the Administration Fee of $10,000. The Issuer's obligation to pay the Administration Fee shall survive the termination of this agreement.

## 8. MINIMUM SUBSCRIPTION

8.1 The Offering is subject to a minimum subscription of 3,000,000 Shares.

8.2 All funds received by the Agent for subscription will be held in trust by the Agent or placed in trust with the Issuer's registrar and transfer agent until the minimum subscription has been obtained.

8.3 Notwithstanding any other term of this Agreement, all subscription funds received by the Agent will be returned to the subscribers if the minimum subscription is not obtained by 5:00 p.m. on the Offering Day.

## 9. GRANT OF CHARITABLE OPTIONS

In connection with the Offering and in accordance with Exchange Policy 4.7, the Issuer agrees to grant charitable options (the "Charitable Options"), exercisable to acquire up to a number of common shares of the Issuer equal to 1% of the total number of common shares outstanding immediately after the Closing to The Arthritis & Autoimmunity Research Centre Foundation, registration number 11929 0773 RR0001, which is an eligible charitable organization (the "Charity").

Each Charitable Option will be exercisable at the Offering Price and will expire on the earlier of the date that is five years following the Closing Day and the 90th day following the date that the Charity ceases to be an eligible charitable organization (as defined in Exchange Policy 4.7).

## 10. CLOSING

10.1 The Closing will take place on the Closing Day.

10.2 On Closing the Issuer will deliver the Certificates to the Agent against payment of the Proceeds.

10.3 If the Issuer has satisfied all of its obligations under this Agreement, on Closing, the Agent will pay the Proceeds to the Issuer against delivery of the Certificates.

10.4 The obligation of the Agent to pay the Proceeds to the Issuer shall be subject to the following conditions precedent:

(a) the Issuer shall have performed or complied with each covenant and obligation herein provided on its part to be performed or complied with;

(b) each of the representations and warranties of the Issuer herein shall continue to be true, and the Officers' Certificate shall contain certification to that effect; and

(c) the Issuer shall have, to the satisfaction of the Agent's counsel, taken or caused to be taken all steps and proceedings which may be requisite under the Applicable Legislation to qualify the Distribution of the Shares to the public in the Selling

Provinces through registrants who have complied with the provision of the Applicable Legislation, including the filing and the obtaining of MRRS decision documents for the preliminary and final Prospectus.

## 11. COVENANTS AND OBLIGATIONS OF THE ISSUER

11.1 The Issuer covenants and agrees that it has complied with and will abide by and comply with all Applicable Legislation and will complete all filings required of the Issuer under the Applicable Legislation and by the Exchange in connection with the Offering, the Prospectus and the listing of the Securities.

11.2 The Issuer covenants and agrees that:

(a) it has not and will not carry on any business other than the identification and evaluation of assets or businesses in connection with a potential Qualifying Transaction, until completion of a Qualifying Transaction; and

(b) it has not entered into an Agreement in Principle.

11.3 If, after the Prospectus is filed with the Regulatory Authorities but before the conclusion of the Distribution, a Material Change or change in a Material Fact occurs in the affairs of the Issuer, the Issuer will:

(a) notify the Agent immediately, in writing, with full particulars of the change;

(b) file with the Regulatory Authorities as soon as practicable, and in any event no later than 10 days after the change occurs, an amendment to the Prospectus in a form acceptable to the Agent disclosing the Material Change; and

(c) provide as many copies of that amendment to the Agent as the Agent may reasonably request.

11.4 The Issuer shall in good faith discuss with the Agent any fact or change in circumstances (actual and anticipated, contemplated or threatened, whether financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to the Agent pursuant to the previous Subsection.

11.5 Until the Qualifying Transaction has occurred, the Issuer shall:

(c) notify the Agent of any change proposed to be made in the corporate undertaking of the Issuer;

(d) notify the Agent of any proposed issuance of a control block of securities (meaning a holding of Shares or other securities of the Issuer or both held by a person or combination of persons acting jointly or in concert to which are attached more than 20% of the voting rights attached to all outstanding securities of the Issuer carrying voting rights);

(e) notify the Agent of any Agreement in Principle being reached with respect to a Qualifying Transaction;

(f) notify the Agent of any proposed change to the constitution of the board of directors of the Issuer, or to the membership of senior management of the Issuer, including any resignations, terminations or departures of members of the Board of Directors or senior management;

(g) provide the Agent with copies of all financial statements, press releases, promotional materials, material change reports, materials prepared in connection with the Issuer's annual general meeting and any special meetings of shareholders, annual reports, and financial statements prepared by or for the Issuer forthwith upon preparation or receipt of the same; and

(h) notify the Agent of any circumstances where the Issuer does not expect to comply with a filing deadline imposed by regulatory authorities, such notification to be provided at least 10 business days before the deadline;

forthwith upon the proposal of such change, issuance, sale, disposition or agreement.

## 12. TERMINATION

12.1 The Agent may terminate its obligations under this Agreement by notice in writing to the Issuer at any time before the Closing if:

(a) there is an event, accident, governmental law or regulation or other occurrence of any nature which, in the opinion of the Agent, seriously affects or will seriously affect the financial markets or the business of the Issuer or the ability of the Agent to perform its obligations under this Agreement or an investor's decision to purchase Shares;

(b) an adverse Material Change or change in a Material Fact relating to any of the Securities occurs or is announced by the Issuer;

(c) following a consideration of the history, business, products, property or affairs of the Issuer or its principals and promoters, or the state of the financial markets in general, or the state of the market for the Issuer's securities in particular, or the possibility of investors exercising their statutory rights to withdraw from a purchase of the Issuer's securities, the Agent determines, in its sole discretion, that it is not in the interest of investors to complete the Offering;

(d) the Securities cannot, in the opinion of the Agent, acting reasonably, be marketed due to the state of the financial markets, or the market for the Shares in particular; or

(e) an enquiry or investigation (whether formal or informal) in relation to the Issuer, or the Issuer's directors, officers or promoters, is commenced or threatened by an officer or official of any competent authority.

12.2 The Agent may terminate its obligations under this Agreement at any time if:

(a) any order to cease trading (including communicating with persons in order to obtain expressions of interest) in the securities of the Issuer is made by a competent regulatory authority and that order is still in effect;

(b) the Issuer is in breach of any term of this Agreement; or

(c) the Agent determines that any of the representations or warranties made by the Issuer in this Agreement is false or has become false.

12.3 If the Agent exercises its right to terminate this Agreement, then the Issuer will immediately issue a press release setting out particulars of the termination.

12.4 The Agent, at its sole discretion, may terminate this Agreement in writing if an MRRS decision document for the final Prospectus is not issued by the Principal Regulator within 120 days of the reference date of this Agreement.

## 13. WARRANTIES AND REPRESENTATIONS

13.1 The Issuer warrants and represents to the Agent that:

(a) the Issuer is a valid and subsisting corporation duly incorporated and in good standing under the laws of the jurisdiction in which it is incorporated;

(b) the Issuer is duly registered and licenced to carry on business in the jurisdictions in which it carries on business or owns property where so required by the laws of that jurisdiction and is not otherwise precluded from carrying on business or owning property in such jurisdictions by any other commitment, agreement or document;

(c) the Issuer has full corporate power and authority to carry on its business as now carried on by it and to undertake the Offering and this Agreement has been, or will be by the Closing, duly authorized by all necessary corporate action on the part of the Issuer;

(d) the Issuer has not carried on any business other than the identification and evaluation of assets or business in connection with a potential Qualifying Transaction, and will continue to limit its business in this manner until the completion of the Qualifying Transaction;

(e) the Issuer has not entered into an Agreement in Principle and has no predetermined plans respecting an acquisition of Significant Assets;

(f) all of the material transactions of the Issuer have been promptly and properly recorded or filed in its books or records and its minute books or records contain all records of the meetings and proceedings of its directors, shareholders, and other committees, if any, since conception;

(g) the authorized capital of the Issuer is as disclosed in the Prospectus and the issued and outstanding common shares of the Issuer are fully paid and non-assessable

and, except as disclosed in the Prospectus, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming such a right, agreement or option, for the issue or allotment of any unissued shares in the capital of the Issuer or any other security convertible into or exchangeable for any such shares, or to require the Issuer to purchase, redeem or otherwise acquire any of the issued and outstanding shares in its capital;

(h) the Issuer has no subsidiaries;

(i) the Issuer will reserve or set aside sufficient common shares in its treasury to issue the Shares and Agent's Option Shares;

(j) the Prospectus will contain full, true and plain disclosure of all Material Facts in relation to the Issuer, its business and its securities, will contain no Misrepresentations, will be accurate in all material respects and will omit no fact, the omission of which will make such representations misleading or incorrect;

(k) the financial statements of the Issuer which form part of the Prospectus have been prepared in accordance with Canadian generally accepted accounting principles, present fairly, in all material respects, the financial position and all material liabilities (accrued, absolute, contingent or otherwise) of the Issuer as at the date of the financial statements and there have been no adverse material changes in the financial position of the Issuer since the date thereof, and the business of the Issuer has been carried on in the usual and ordinary course consistent with past practice except as fully and plainly disclosed in the Prospectus;

(l) the auditors of the Issuer who audited the financial statements of the Issuer which form part of the Prospectus and who provided their audit report thereon are independent public accountants as required under Applicable Legislation and there has never been a reportable disagreement (within the meaning of National Instrument 51-102) with the present auditors of the Issuer;

(m) the Issuer has complied and will comply fully with the requirements of all applicable corporate and securities laws and administrative policies and directions, including, without limitation, Applicable Legislation and its regulations and the *Canada Business Corporations Act* in relation to the issue and trading of its securities and in all matters relating to the Offering;

(n) the Issuer is in compliance with all applicable laws, regulations and statutes in the jurisdictions in which it carries on business;

(o) the issue and sale of the Securities by the Issuer does not and will not conflict with, and does not and will not result in a breach of, or constitute a default under (A) any statute, rule or regulation applicable to the Issuer including, without limitation, the Applicable Legislation; (B) the constating documents, by-laws or resolutions of the Issuer which are in effect at the date hereof; (C) any agreement, debt instrument, mortgage, note, indenture, instrument, lease or other document to which the Issuer is a party or by which it is bound; or (D) any judgment, decree or order binding the Issuer or the property or assets of the Issuer;

(p) the Issuer is not a party to any actions, suits or proceedings which could materially affect its business or financial condition, and no such actions, suits or proceedings are contemplated or have been threatened;

(q) there are no judgments against the Issuer which are unsatisfied, nor are there any consent decrees or injunctions to which the Issuer is subject;

(r) there is not presently, and will not be until the conclusion of the Distribution, any Material Change or change in any Material Fact relating to the Issuer which has not been or will not be fully disclosed in the Prospectus;

(s) no order ceasing, halting or suspending trading in securities of the Issuer nor prohibiting the sale of such securities has been issued to and is outstanding against the Issuer or its directors, officers or promoters or against any other companies that have common directors, officers or promoters and no investigations or proceedings for such purposes are pending or threatened;

(t) the Issuer has filed all federal, provincial, local and foreign tax returns which are required to be filed, or has requested extensions thereof, and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, or any amounts due and payable to any governmental authority, to the extent that any of the foregoing is due and payable;

(u) the Issuer has established on its books and records reserves which are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Issuer except for taxes not yet due, and there are no audits of any of the tax returns of the Issuer which are known by the Issuer's management to be pending, and there are no claims which have been or may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a material adverse effect on the properties, business or assets of the Issuer;

(v) the Issuer does not have any loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at "arm's length" (as such term is used in the *Income Tax Act* (Canada));

(w) other than the Agent, no person, firm or corporation acting or purporting to act at the request of the Issuer is entitled to any brokerage, agency or finder's fee in connection with the transactions described herein; and

(x) the warranties and representations in this Subsection are true and correct and will remain so as of the conclusion of the distribution under the Prospectus.

13.2 The Agent warrants and represents to the Issuer that:

(a) it is a valid and subsisting corporation under the law of the jurisdiction in which it was incorporated, continued or amalgamated;

(b) it is a member in good standing of the Exchange; and

(c) it has complied with and will fully comply with the requirements of all applicable securities laws, including, without limitation, the Applicable Legislation, its rules and regulations and the by-laws and rules of the Exchange, in relation to trading in the Securities and all matters relating to the Offering.

## 14. EXPENSES OF AGENT

14.1 The Issuer will pay all of the expenses of the Offering and all the expenses reasonably incurred by the Agent in connection with the Offering including, without limitation, the fees and expenses of the solicitors for the Agent, provided that the Company shall not be responsible for the legal fees of the Agent's counsel (exclusive of GST and expenses) in excess of $10,000.

14.2 The Issuer will pay the expenses referred to in the previous Subsection even if the Prospectus and this Agreement are not accepted by the Regulatory Authorities or the transactions contemplated by this Agreement are not completed or this Agreement is terminated, unless the failure of acceptance or completion or the termination is the result of a breach of this Agreement by the Agent.

14.3 The Agent may, from time to time, render accounts to the Issuer for its expenses for payment on the dates set out in the accounts.

14.4 The Issuer authorizes the Agent to deduct its reasonable expenses in connection with the Offering from the proceeds of the Offering, including expenses for which an account has not yet been rendered to the Issuer.

## 15. INDEMNITY

15.1 The Issuer (the "Indemnitor") hereby agrees to indemnify and hold the Agent, and its affiliates, and each and every one of the directors, officers, employees and shareholders of the Agent (hereinafter referred to as the "Personnel") harmless from and against any and all expenses, losses, claims, actions (including shareholder actions, derivative actions or otherwise), damages, obligations, or liabilities, whether joint or several, and the reasonable fees and expenses of their counsel, that may be incurred in advising with respect to and/or defending any actual or threatened claims, actions, suits, investigations or proceedings to which the Agent and/or its Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Agent and its Personnel hereunder or otherwise in connection with the matters referred to in this Agreement (including the aggregate amount paid in reasonable settlement of any such actions, suits, investigations, proceedings or claims that may be made against the Agent and/or its Personnel, provided that the Indemnitor has agreed to such settlement), provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(a) the Agent and/or its Personnel have been negligent or dishonest or have committed any fraudulent act in the course of such performance; and

(b) the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the negligence, dishonesty or fraud referred to in Subsection 15.1(a).

15.2 If for any reason (other than the occurrence of any of the events itemized in Subsections 15.1(a) and 15.1(b) above), the foregoing indemnification is unavailable to the Agent or any Personnel or insufficient to hold the Agent or any Personnel harmless, then the Indemnitor shall contribute to the amount paid or payable by the Agent or any Personnel as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Agent or any Personnel on the other hand but also the relative fault of the Indemnitor and the Agent or any Personnel, as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by the Agent or any Personnel as a result of such expense, loss, claim, damage or liability and any excess of such amount over the amount of the fees received by the Agent hereunder.

15.3 The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or the Agent by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or shall investigate the Indemnitor and/or the Agent, and any Personnel of the Agent shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Agent, the Agent shall have the right to employ its own counsel in connection therewith provided the Agent acts reasonably in selecting such counsel, and the reasonable fees and expenses of such counsel as well as the reasonable costs and out-of-pocket expenses incurred by their Personnel in connection therewith shall be paid by the Indemnitor as they occur.

15.4 Promptly after receipt of notice of the commencement of any legal proceeding against the Agent or any of the Agent's Personnel or after receipt of notice of the commencement or any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Agent will notify the Indemnitor in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of the progress thereof and will discuss with the Indemnitor all significant actions proposed.

15.5 The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Agent and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Agent and any of the Personnel of the Agent. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of this Agreement.

## 16. ASSIGNMENT AND SELLING GROUP PARTICIPATION

16.1 The Agent will not assign this Agreement or any of its rights under this Agreement or, with respect to the Securities, enter into any agreement in the nature of an option or a sub-option unless and until, for each intended transaction, the Agent has obtained the written consent of the Issuer and notice has been given to and accepted by the Regulatory Authorities.

16.2 The Agent may offer selling group participation in the normal course of the brokerage business to selling groups of other licensed dealers, brokers and investments dealers, who may or who may not be offered part of the commissions or warrants to be received by the Agent pursuant to this Agreement.

**17. NOTICE**

17.1 Any notice under this Agreement will be given in writing and must be delivered, sent by facsimile transmission or mailed by prepaid post and addressed to the party to which notice is to be given at the address indicated above, or at another address designated by such party in writing.

17.2 If notice is sent by facsimile transmission or is delivered, it will be deemed to have been given at the time of transmission or delivery.

17.3 If notice is mailed, it will be deemed to have been received 48 hours following the date of mailing of the notice.

17.4 If there is an interruption in normal mail service due to strike, labour unrest or other cause at or prior to the time a notice is mailed the notice will be sent by facsimile transmission or will be delivered.

**18. TIME**

Time is of the essence of this Agreement and will be calculated in accordance with the provisions of the *Interpretation Act* (Ontario).

**19. SURVIVAL OF REPRESENTATIONS AND WARRANTIES**

The representations, warranties, covenants and indemnities of the parties contained in this Agreement will survive the closing of the purchase and sale of the Securities.

**20. LANGUAGE**

Wherever a singular or masculine expression is used in this Agreement, that expression is deemed to include the plural, feminine or the body corporate where required by the context.

**21. ENUREMENT**

This Agreement enures to the benefit of and is binding on the parties to this Agreement and their successors and permitted assigns.

**22. HEADINGS**

The headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement.

## 23. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement and supersedes any other previous agreement between the parties with respect to the Offering and there are no other terms, conditions, representations or warranties whether express, implied, oral or written by the Issuer or the Agent.

## 24. COUNTERPARTS

This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the reference date given above.

## 25. LAW

This Agreement and its application and interpretation will be governed exclusively by the laws prevailing in Ontario. The parties to this Agreement consent to the jurisdiction of the courts of Ontario, which courts shall have exclusive jurisdiction over any dispute of any kind arising out of or in connection with this Agreement.

This document was executed and delivered as of the date given above.

**CHRYSALIS CAPITAL IV CORPORATION**

Per: *"Marc Lavine"*
Authorized Signatory

Per: *"Robert Munro"*
Authorized Signatory

**CANACCORD CAPITAL CORPORATION**

Per: *"David Horton"*
Authorized Signatory

Per: *"Ali Pejman"*
Authorized Signatory

I/We have the authority to bind the corporation


RECEIVED

**TRANSFER AGENT, REGISTRAR AND DISBURSING AGENT AGREEMENT**

**THIS AGREEMENT** made as of the 26th day of January, 2007.

**B E T W E E N:**

**CHRYSALIS CAPITAL IV CORPORATION**

(Hereinafter referred to as the "**Issuer**")

**AND:**

**EQUITY TRANSFER & TRUST COMPANY**

**A company existing under the laws of Canada**
(Hereinafter referred to as "**Equity**")

**WITNESSES THAT** the parties hereto agree and covenant with each other as follows:

**1. Corporate Authority and Appointment**

(a) The Issuer, having taken all the necessary corporate actions to properly authorize the execution, delivery and performance by it of this Agreement, has appointed Equity as its transfer agent, registrar and disbursing agent of its shares, ("shares" are herein defined as common shares, preferred shares, trust units and like securities evidenced by a certificate or book entry on the issuer's security register) and Equity accepts such appointment, upon the terms set out in this Agreement.

(b) Equity agrees to faithfully carry out and perform its duties hereunder, and upon the termination hereof, provided that the Issuer is in compliance with all of the terms of this Agreement, including the payment of all amounts owing to Equity hereunder, to deliver over to the Issuer the books and any documents and papers connected therewith or with the business of the Issuer transacted hereunder, against a receipt executed by the Issuer.

**2. Duty to Keep and Provide Records**

The Issuer has determined that Equity shall keep at its office in Toronto the Issuer's share register, registers of transfers and unissued share certificates, and subject to such general and particular instructions as may from time to time be given to it by or under the authority of the

Board of Directors of the Issuer or any applicable law, Equity shall, in accordance with this Agreement:

(a) make such entries from time to time in the register as may be necessary in order that the accounts of each shareholder of the Issuer may be properly and accurately kept and transfers of shares properly recorded;

(b) upon payment of any applicable transfer taxes, countersign, register and issue share certificates to the shareholders entitled thereto representing the shares held or transferred to them respectively;

(c) record the particulars of all transfers of shares upon the register; and

(d) furnish to the Issuer, upon reasonable request and at the expense of the Issuer, such statements, lists, entries, information and material, concerning transfers and other matters, as are maintained or prepared by it as transfer agent, registrar and disbursing agent of the Issuer.

**3. Dividend Disbursement**

(a) Equity shall disburse dividends and other distributions which may be declared from time to time on the shares of the Issuer, and Equity is hereby authorized and directed to pay such dividends and other distributions after receipt at its principal office of:

(i) a certified copy of the resolution of the board of directors of the Issuer declaring such dividends or other distributions or similar documentation that is acceptable to Equity, and

(ii) funds in an amount sufficient for the payment of such dividends.

(b) If any funds are received by Equity in the form of uncertified cheques, Equity shall be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn. If Equity shall hold any amount on account of distributions which are unclaimed or which cannot be paid for any reason, Equity shall be entitled to hold the funds in an interest bearing account and to retain for its own account any interest earned by the holding of same prior to its disposition in accordance with this Agreement.

## 4. Authority to Act and Reliance

(a) The Issuer shall lodge with Equity certified specimens of the signatures of the directors and/or officers of the Issuer who are authorized to sign share certificates and other documents. The Issuer shall promptly advise Equity, in writing, as to any changes in authorized signatories and shall simultaneously provide new certified specimen signatures to Equity for its permanent record. Notwithstanding the foregoing, the Issuer agrees to provide such certified specimens of authorized signatures to Equity when requested to do so from time to time. The Issuer undertakes to provide Equity with all possible assistance in identifying the signatures of shareholders so that Equity may be in a position to guard against illegal transfers.

(b) Equity may act upon any signature, certificate or other document believed by it to be genuine and to have been signed by the proper person or persons, or refuse to transfer a share certificate if it is not satisfied as to the propriety of the requested transfer. Equity may also act on the receipt of facsimile and similar electronic instructions that it believes to be genuine and to have been signed or initiated by the proper person or persons.

(c) Equity may from time to time refer any documents, requests or questions which may arise in connection with the performance of its duties hereunder to legal counsel for the Issuer, at the expense of the Issuer, or to its own counsel, at the expense of the Issuer for an opinion thereon and shall be entitled to rely absolutely on such opinion and shall be indemnified and held harmless by the Issuer against and from any liability, cost and expense for any action taken by Equity or not taken by Equity in accordance with such instructions or advice. Notwithstanding the foregoing, Equity may accept and act on any documents which appear to it to be in order and, provided it has done so in the absence of bad faith, gross negligence or willful misconduct, shall be indemnified and held harmless by the Issuer against any liability, cost and expense.

(d) The Issuer represents and warrants that all shares issued and outstanding on the date of this Agreement are issued as fully-paid and non-assessable and agrees that with respect to future allotments and issuances of shares, Equity shall issue and regard such shares as fully-paid and non-assessable. Equity shall be entitled to treat as valid any certificate for shares purporting to have been issued by or on behalf of the Issuer prior to the date of this Agreement.

(e) Equity may employ, at the expense of the Issuer, such counsel, consultants, experts, agents, agencies or advisors (hereinafter "Advisors") as it may reasonably require for the purpose of performing its duties hereunder and shall not be

responsible or held liable for any damages resulting from the actions, negligence or misconduct of any such Advisors so employed.

5. **Issue, Transfer and Cancellation of Certificates**

(a) The Issuer agrees that it will promptly furnish to Equity from time to time:

(i) copies of all constating documents, amendments thereto and all relevant by-laws and resolutions relating to the creation, amendment, allotment and issuance of shares of the Issuer; and

(ii) copies of all relevant documents and proceedings relating to increases and reductions in the Issuer's capital, the reorganization of or change in its capital or the bankruptcy, insolvency, winding-up or dissolution of the Issuer.

(b) Upon receipt of a certified copy of a resolution of the directors of the Issuer authorizing the issuance of shares, together with written instructions from an authorized officer or director of the Issuer giving particulars of the registered owners of such shares, Equity shall register such shareholders and countersign and deliver certificates representing such shares in accordance with such instructions and Equity can rely that such instructions are in compliance with exchange or regulatory requirements as promulgated from time to time.

(c) The Issuer agrees that, so long as this Agreement is in force, it shall issue no share certificates without such share certificates being countersigned by Equity in its capacity as transfer agent and registrar.

(d) When a certificate is presented to Equity for the purpose of transfer, transfer of any of the shares in respect of which such certificate was issued may be refused by Equity until it is satisfied that such certificate is valid, that the endorsement thereon is genuine (and, where required, properly guaranteed) and that the transfer requested is legally authorized. In the absence of bad faith, gross negligence or willful misconduct, Equity shall not incur any liability in refusing to effect any transfer which, in its judgment, is improper or unauthorized, or in carrying out any transfer which, in its judgment, is proper or authorized. Equity shall incur no liability with respect to the delivery or non-delivery of any share certificate whether delivered by hand, mail or other means.

(e) Except as specifically provided below, it shall not be the duty of Equity to pass on the validity of transfers of shares owing to death, transfers by parents or guardians, powers of attorney, transfers of replacements of share certificates lost,

apparently destroyed or wrongfully taken, and it is hereby authorized, at Equity's discretion, to refer all documents relating to such transfers to the solicitors of the Issuer, at the expense of the Issuer, and Equity shall be entitled to rely absolutely upon their opinion.

(f) Upon receipt of notice from the Issuer or from any shareholder that a certificate has become lost, apparently destroyed or wrongfully taken, Equity agrees to place an appropriate notation on the register of shareholders. Equity shall not be required to issue a replacement certificate to the owner of a security for any certificate that has been lost, apparently destroyed or wrongfully taken unless:

(i) neither the Issuer nor Equity has received notice that the security represented by the certificate has been acquired by a good faith purchaser (as that term is used in the applicable corporate statute);

(ii) the owner has filed with Equity an indemnity bond sufficient, in Equity's opinion, to protect the Issuer and Equity from any loss that either of the Issuer or Equity may suffer by complying with the request to issue a new certificate; and

(iii) the owner has satisfied all other requirements as Equity may from time to time impose, acting reasonably, including without limitation the delivery by the owner to the Issuer and Equity of a written indemnity together with a statutory declaration that the certificate was lost, apparently destroyed or wrongfully taken.

For this purpose and for the purposes of the applicable corporate statute, the Issuer hereby irrevocably delegates to Equity the power to determine the sufficiency of the indemnity bond so posted and to impose all such other reasonable requirements as Equity may from time to time require in this regard.

(g) In the case of a registered shareholder who dies, where no administration is contemplated, Equity may register the transfer of shares registered in the name of the deceased shareholder upon receipt of an indemnity agreement, a waiver of probate or similar bond and any other documents satisfactory to Equity.

(h) All share certificates surrendered to Equity on any transfer of shares or on exchanges of certificates in respect to any change in or reorganization of capital shall be cancelled by Equity and held by it for a period of 7 years. Equity shall not be required to hold such certificates after the expiry of such period and Equity is hereby authorized to destroy such certificates forthwith after the end of the 7 year period.

6. **Fees**

(a) Equity's fees for its services hereunder shall be those in effect from time to time in accordance with its tariff of fees, which is subject to revision during the term of this Agreement on 30 days' written notice and the Issuer shall reimburse Equity for all costs and expenses incurred or expended by Equity in connection with the performance of its duties hereunder, including fees and expenses incurred or warranted in order to comply with any laws it may be subject to as transfer agent, registrar and disbursing agent. The current fees are shown on the accompanying **Schedule "A"**.

(b) Any amount due hereunder and unpaid 30 days after being rendered will bear interest from the expiration of such period at a rate per annum equal to the then current rate charged by Equity, payable on demand. All amounts so payable and the interest thereon will be payable out of any assets in the possession of Equity in priority to amounts owing to any other persons.

(c) The Issuer acknowledges that the fees of Equity are confidential information and shall not disclose such fees to a third party without the written consent of Equity.

7. **Indemnity**

(a) In addition to and without limiting any other indemnity specifically provided herein, the Issuer agrees to defend, indemnify and hold harmless Equity, its successors and assigns, and its and each of their respective directors, officers, employees and agents (the "**Indemnified Parties**") against and from any demands, claims, assessments, proceedings, suits, actions, costs, judgments, penalties, interest, liabilities, losses, damages, debts, expenses and disbursements (including expert consultant and legal fees and disbursements on a substantial indemnity, or solicitor and client, basis) (collectively, the "**Claims**") that the Indemnified Parties, or any of them, may suffer or incur or that may be asserted against them, or any of them, in consequence of, arising from or in any way relating to this Agreement (as the same may be amended, modified or supplemented from time to time) of Equity's duties hereunder or any other services that Equity may provide to the Issuer in connection with or in any way relating to this Agreement or Equity's duties hereunder, except that no individual Indemnified Party shall be entitled to indemnification in the event such Indemnified Party is found to have acted in bad faith or engaged in willful misconduct For greater certainty, the Issuer agrees to indemnify and save harmless the Indemnified Parties against and from any present and future taxes (other than income taxes), duties, assessments or other charges imposed or levied on behalf of any governmental authority having the power to tax in connection

with Equity's duties hereunder. In addition, the Issuer agrees to reimburse, indemnify and save harmless the Indemnified Parties for, against and from all legal fees and disbursements (on a substantial indemnity, or solicitor and client, basis) incurred by an Indemnified Party if the Issuer commences an action, or cross claims or counterclaims, against the Indemnified Party and the Indemnified Party is successful in defending such claim.

(b) The Issuer agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding, and shall survive the resignation or removal of Equity or the termination of this Agreement.

(c) Equity shall be under no obligation to prosecute or defend any action or suit in respect of its agency relationship under this Agreement, but will do so at the request of the Issuer provided that the Issuer furnishes an indemnity satisfactory to Equity against any liability, cost or expense which might be incurred.

(d) In addition to the remedies provided herein, Equity shall be entitled to any other rights and recourses it may have against the Issuer.

## 8. Limitation on Liability

(a) Equity shall not be liable for any error in judgment, for any act done or step taken or omitted by it in good faith, for any mistake of fact or law or for anything which it may do or refrain from doing in connection herewith except arising out of its bad faith or willful misconduct. In particular, but without limiting the generality of the foregoing, Equity shall, with respect to meetings of shareholders, not be liable to the Issuer or to any other party for having relied upon or deferred to the instructions or decisions of the Issuer, its legal counsel, or the chairman of the meeting and shall be fully indemnified by the Issuer for any damages or liability flowing from such action or inaction by Equity in doing so.

(b) In the event Equity is in breach of this Agreement or its duties hereunder or any agreement or duties relating to any other services that Equity may provide to the Issuer in connection with or in any way relating to this Agreement or Equity's duties hereunder, Equity shall be liable for claims or damages only to an aggregate maximum amount equal to the amount of fees paid by the Issuer to Equity hereunder in the twelve months preceding the last of the events giving rise to such claims or damages, except to the extent that Equity has acted in bad faith

or engaged in willful misconduct. In no event shall Equity be liable for indirect or consequential damages.

**9. Amendment, Assignment and Termination**

(a) Except as specifically provided herein, this Agreement may only be amended or assigned by a written agreement of the parties.

(b) Any entity resulting from the merger, amalgamation or continuation of Equity or succeeding to all or substantially all of its transfer agency business (by sale of such business or otherwise), shall thereupon automatically become the transfer agent, registrar and disbursing agent hereunder without further act or formality.

(c) This Agreement may be terminated by either party on 90 days' notice in writing being given to the other at the address set out in Section 10 or at such other address of which notice has been given.

(d) Notwithstanding Section 9 (c) , this Agreement may be terminated by Equity on one week's notice in writing to the Issuer in the event the Issuer refuses or fails to pay an invoice for fees and expenses, or other demand for payment issued or made pursuant to this Agreement by Equity, within 30 days of the original invoice or demand.

(e) The provisions of Sections 6 (c) and 7 shall survive termination of this Agreement.

(f) If at any time the name of Equity is changed and at such time any certificates have been countersigned but not delivered, Equity may adopt the countersignature under its prior name and deliver such certificates so countersigned; and in case at that time any certificates have not been countersigned, Equity may countersign such certificates either in its prior name or in its changed name; and in all such cases such certificates will be validly countersigned.

(g) If Equity is terminated under 9(c) of this Agreement, the Issuer shall be obliged to pay a termination fee to cover the cost of preparing the records for delivery to the Issuer or another Transfer Agent and ongoing communication with investors and the investment community. The fee will be equal to 20% of the previous twelve months billing for all transfer agency services.

## 10. Notice

Any notice or notification to be given by one party to this Agreement to the other shall be in writing and delivered by hand or sent by first class insured mail or by facsimile transmission or any other form of written recorded communication to the following address:

If to the Issuer:

Chrysalis Capital IV Corporation
1255 Bay Street
Suite 400
Toronto, Ontario
M5R 2A9

Attention: Robert Munro
Facsimile: 416-352-5763

If to Equity:

Equity Transfer & Trust Company
200 University Avenue
Suite 400
Toronto, Ontario
M5H 4H1

Facsimile: 416-361-0470

And all notices shall be deemed to have been effectively given on the date three (3) business days after the date of mailing or, if delivered by hand or sent by facsimile transmission or any other form of written recorded communication on the date of delivery or transmission.

## 11. General

(a) This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the parties hereby attorn to the jurisdiction of the courts of the Province of Ontario.

(b) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their successors and assigns.

(c) This Agreement may be executed in counterparts and may be delivered by facsimile transmission.

**[The rest of this page is intentionally left blank]**

**IN WITNESS WHEREOF** this Agreement has been duly executed by the parties hereto.

**EQUITY TRANSFER & TRUST COMPANY**

Per: *"Stephen Headford"*

Authorized Signing Officer

Per: *"Farzana Sheikh"*

Authorized Signing Officer

**CHRYSALIS CAPITAL IV CORPORATION**

Per: *"Marc Lavine"*

Authorized Signing Officer

Per: *"Robert Munro"*

Authorized Signing Officer


TSX venture
EXCHANGE
TSX

# FORM 2F
# CPC ESCROW AGREEMENT

**THIS AGREEMENT** is made as of the 26th day of January, 2007



**AMONG:**

> **CHRYSALIS CAPITAL IV CORPORATION**
> (the **"Issuer"**)

**AND:**

> **EQUITY TRANSFER & TRUST COMPANY**
> (the **"Escrow Agent"**)

**AND:**

> **EACH OF THE UNDERSIGNED SECURITYHOLDERS OF THE ISSUER**
> (a **"Securityholder"** or **"you"**)

(collectively, the "**Parties**")

**THIS AGREEMENT** is being entered into by the Parties under Exchange *Policy 2.4 - Capital Pool Companies* (the **"Policy"**) in connection with a listing of a Capital Pool Company on the TSX Venture Exchange (the **"Exchange"**).

**For good and valuable consideration,** the Parties agree as follows:

## PART 1 ESCROW

### 1.1 Appointment of Escrow Agent

The Issuer and the Securityholders appoint the Escrow Agent to act as escrow agent under this Agreement. The Escrow Agent accepts the appointment.

### 1.2 Deposit of Escrow Securities in Escrow

(1) You are depositing the securities **"escrow securities"** listed opposite your name in Schedule "A" with the Escrow Agent to be held in escrow under this Agreement. You will immediately deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of these securities which you have or which you may later receive.

(2) If you receive any shares of the Issuer upon exercise of a stock option granted by the Issuer prior to Completion of the Qualifying Transaction, **"option securities"** you will deposit them with the Escrow Agent. You will deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of those option securities. When this Agreement refers to **"escrow securities"**, it includes option securities.

(3) If you receive any other securities (**"additional escrow securities"**):

(a) as a dividend or other distribution on escrow securities;

(b) on the exercise of a right of purchase, conversion or exchange attaching to escrow securities, including securities received on conversion of special warrants;

(c) on a subdivision, or compulsory or automatic conversion or exchange of escrow securities; or

(d) from a successor issuer in a business combination, if Part 7 of this Agreement applies,

you will deposit them in escrow with the Escrow Agent. You will deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of those additional escrow securities. When this Agreement refers to **"escrow securities"**, it includes additional escrow securities.

(4) You will immediately deliver to the Escrow Agent any replacement share certificates or other evidence of option securities or additional escrow securities issued to you.

### 1.3 Direction to Escrow Agent

The Issuer and the Securityholders direct the Escrow Agent to hold the escrow securities in escrow until they are released from escrow under this Agreement.

## PART 2 RELEASE OF ESCROW SECURITIES

### 2.1 Release Provisions

The provisions of Schedule B(1) are incorporated into and form part of this Agreement.

### 2.2 Release Provisions for Option Securities

The Escrow Agent will release any option securities upon receiving notice from the Exchange that the Issuer has completed a Qualifying Transaction.

### 2.3 Additional escrow securities

If you acquire additional escrow securities in connection with the transaction to which this Agreement relates, those securities will be added to the securities already in escrow, to increase the number of remaining escrow securities. After that, all of the escrow securities will be released in accordance with the applicable release schedule.

### 2.4 Delivery of Share Certificates for Escrow Securities

The Escrow Agent will send to each Securityholder any share certificates or other evidence of that Securityholder's escrow securities in the possession of the Escrow Agent released from escrow as soon as reasonably practicable after the release.

### 2.5 Replacement Certificates

If, on the date a Securityholder's escrow securities are to be released, the Escrow Agent holds a share certificate or other evidence representing more escrow securities than are to be released, the Escrow Agent will deliver the share certificate or other evidence to the Issuer or its transfer agent and request replacement share certificates or other evidence. The Issuer will cause replacement share certificates or other evidence to be prepared and delivered to the Escrow Agent. After the Escrow Agent receives the replacement share certificates or other evidence, the Escrow Agent will send to the Securityholder or at the Securityholder's direction, the replacement share certificate or other evidence of the escrow securities released. The Escrow Agent and Issuer will act as soon as reasonably practicable.

### 2.6 Release upon Death

(1) If a Securityholder dies, the Securityholder's escrow securities will be released from escrow. The Escrow Agent will deliver any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent to the Securityholder's legal representative provided that:

  (a) the legal representative of the deceased Securityholder provides written notice to the Exchange of the intent to release the escrow securities as at a specified date which is at least 10 business days and not more than 30 business days prior to the proposed release; and

  (b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to delivery the Escrow Agent must receive:

  (a) a certified copy of the death certificate; and
  (b) any evidence of the legal representative's status that the Escrow Agent may reasonably require.

### 2.7 Exchange Discretion to Terminate

If the Escrow Agent receives a request from the Exchange to halt or terminate the release of escrow securities from escrow, then the Escrow Agent will comply with that request, and will not release any escrow securities from escrow until it receives the written consent of the Exchange.

### 2.8 Discretionary Applications

The Exchange may consent to the release from escrow of escrow securities in other circumstances and on terms and on conditions it deems appropriate. Escrow securities may be released from escrow provided that the Escrow Agent receives written notice from the Exchange.

## PART 3 EARLY RELEASE ON CHANGE OF ISSUER STATUS

### 3.1 Early Release – Graduation to Tier 1

(1) When a CPC or Resulting Issuer becomes a Tier 1 Issuer, the release schedule for its escrow securities changes.

(2) If the Issuer reasonably believes that it meets the Minimum Listing Requirements of a Tier 1 Issuer as described in *Policy 2.1 – Minimum Listing Requirements*, the Issuer may make application to the Exchange to be listed as a Tier 1 Issuer. The Issuer must also concurrently provide notice to the Escrow Agent that it is making such an application.

(3) If the graduation to Tier 1 is accepted by the Exchange, the Exchange will issue an Exchange Bulletin confirming final acceptance for listing of the Issuer on Tier 1. Upon issuance of this Bulletin the Issuer must immediately:

- (a) issue a news release disclosing:
  - (i) that it has been accepted for graduation to Tier 1; and
  - (ii) the number of escrow securities to be released and the dates of release under the new schedule; and
- (b) provide the news release, together with a copy of the Exchange Bulletin, to the Escrow Agent.

(4) Upon completion of the steps in section 3.1(3) above, the Issuer's release schedule B(1) will be replaced with release schedule B(2).

(5) Within 10 days of the Exchange Bulletin confirming the Issuer's listing on Tier 1, the Escrow Agent must release any escrow securities from escrow which under the new release schedule would have been releasable at a date prior to the Exchange Bulletin.

## PART 4 CANCELLATION OF ESCROWED SECURITIES

### 4.1 Delisting of the CPC

If the Issuer fails to complete a Qualifying Transaction, as defined in the applicable Exchange Policy, within 24 months following the date of listing of the Issuer and the Exchange issues an Exchange Bulletin that the Issuer will be delisted, the Issuer must immediately notify the Escrow Agent.

### 4.2 Cancellation of Certain Escrow Securities Held by Related Parties of the CPC

(1) If the Issuer is delisted prior to Completion of a Qualifying Transaction,

(a) the Escrow Agent will deliver a notice to the Issuer, including any certificates possessed by the Escrow Agent which evidence the escrow securities held by Related Parties to the CPC which were purchased prior to the IPO of the CPC at a discount to the IPO price (the **"Discount Seed Shares"**); and

(b) the Issuer and the Escrow Agent must either:

(i) take such action as is necessary to cancel the Discount Seed Shares pursuant to the Policy; or

(ii) if the Issuer is moved to NEX, take such action as is necessary to immediately cancel that number of Discount Seed Shares held by Related Parties to the CPC as determined by a vote of the shareholders of the Issuer pursuant to section 14.13 of the Policy.

(2) For the purposes of cancellation of Discount Seed Shares, each Securityholder irrevocably appoints the Escrow Agent as his or her attorney, with authority to appoint substitute attorneys, as necessary.

### 4.3 Cancellation of Other Escrow Securities

(1) Any escrow securities which have not been released from escrow under this Agreement as at 4:30 p.m. (Vancouver time) or 5:30 p.m. (Calgary time) on the date which is the 10th anniversary of the date of delisting from the Exchange must immediately be cancelled. The Escrow Agent must deliver a notice to the Issuer, including any certificates possessed by the Escrow Agent which evidence the escrowed securities. The Issuer and Escrow Agent must take all actions as may be necessary to expeditiously effect cancellation.

(2) For the purposes of cancellation of escrow securities under this Agreement, each Securityholder hereby irrevocably appoints the Escrow Agent as his or her attorney, with authority to appoint substitute attorneys, as necessary.

## PART 5. DEALING WITH ESCROW SECURITIES

### 5.1 Restriction on Transfer, etc.

Unless it is expressly permitted in this Agreement, you will not sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with your escrow securities or any related share certificates or other evidence of the escrow securities. If a Securityholder is a private company controlled by one or more Principals of the Issuer, the Securityholder may not participate in a transaction that results in a change of its control or a change in the economic exposure of the Principals to the risks of holding escrow securities.

### 5.2 Pledge, Mortgage or Charge as Collateral for a Loan

Subject to Exchange Acceptance, you may pledge, mortgage or charge your escrow securities to a financial institution as collateral for a loan, provided that no escrow securities or any share certificates or other evidence of escrow securities will be transferred or delivered by the Escrow Agent to the financial institution for this purpose. The loan agreement must provide that the escrow securities will remain in escrow if the lender realizes on the escrow securities to satisfy the loan.

### 5.3 Voting of Escrow Securities

Although you may exercise voting rights attached to your escrow securities, you may not, while your securities are held in escrow, exercise voting rights attached to any securities (whether in escrow or not) in support of one or more arrangements that would result in the repayment of capital being made on the escrow securities prior to a winding up of the Issuer.

### 5.4 Dividends on Escrow Securities

You may receive a dividend or other distribution on your escrow securities, and elect the manner of payment from the standard options offered by the Issuer. If the Escrow Agent receives a dividend or other distribution on your escrow securities, other than additional escrow securities, the Escrow Agent will pay the dividend or other distribution to you on receipt.

### 5.5 Exercise of Other Rights Attaching to Escrow Securities

You may exercise your rights to exchange or convert your escrow securities in accordance with this agreement.

## PART 6 PERMITTED TRANSFERS WITHIN ESCROW

### 6.1 Transfer to Directors and Senior Officers

(1) You may transfer escrow securities within escrow to existing or, upon their appointment, incoming directors or senior officers of the Issuer or any of its material operating subsidiaries, if the Issuer's board of directors has approved the transfer and provided that:

(a) you make application under the applicable Exchange Policy of the intent to transfer at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a certified copy of the resolution of the board of directors of the Issuer approving the transfer;

(b) a certificate signed by a director or officer of the Issuer authorized to sign, stating that the transfer is to a director or senior officer of the Issuer or a material operating subsidiary and that any required acceptance from the Exchange on which the Issuer is listed has been received;

(c) an acknowledgment in the form of Form 5E signed by the transferee; and

(d) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

(3) A transfer within escrow is a trade within the meaning of securities legislation and may require an exemption or discretionary order.

**6.2 Transfer to Other Principals**

(1) You may transfer escrow securities within escrow:

(a) to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Issuer's outstanding securities; or

(b) to a person or company that after the proposed transfer

(i) will hold more than 10% of the voting rights attached to the Issuer's outstanding securities, and

(ii) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries,

provided that:

(a) you make application under the applicable Exchange Policy of the intent to transfer at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a certificate signed by a director or officer of the Issuer authorized to sign, stating that:

(i) the transfer is to a person or company that the officer believes, after reasonable investigation, holds more than 20% of the voting rights attached to the Issuer's outstanding securities before the proposed transfer; or

(ii) the transfer is to a person or company that:

(A) the officer believes, after reasonable investigation, will hold more than 10% of the voting rights attached to the Issuer's outstanding securities; and

(B) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries

after the proposed transfer; and

(iii) any required approval from the Exchange has been received;

(b) an acknowledgment in the form of Form 5E signed by the transferee; and

(c) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

### 6.3 Transfer upon Bankruptcy

(1) You may transfer escrow securities within escrow to a trustee in bankruptcy or another person or company entitled to escrow securities on bankruptcy provided that

(a) you make application under the applicable Exchange Policy of the intent to transfer at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to the transfer, the Escrow Agent must receive:

(a) a certified copy of either

(i) the assignment in bankruptcy filed with the Superintendent of Bankruptcy, or

(ii) the receiving order adjudging the Securityholder bankrupt;

(b) a certified copy of a certificate of appointment of the trustee in bankruptcy;

(c) a transfer power of attorney, duly completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(d) an acknowledgment in the form of Form 5E signed by

(i) the trustee in bankruptcy or

(ii) on direction from the trustee, with evidence of that direction attached to the acknowledgment form, another person or company legally entitled to the escrow securities.

**6.4 Transfer Upon Realization of Pledged, Mortgaged or Charged Escrow Securities**

(1) You may transfer within escrow to a financial institution provided that:

(a) you make application under the applicable Exchange Policy of the intent to transfer at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a statutory declaration of an officer of the financial institution that the financial institution is legally entitled to the escrow securities;

(b) evidence that the Exchange has accepted the pledge, mortgage or charge of escrow securities to the financial institution;

(c) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent;

and

(d) an acknowledgement in the form of Form 5E signed by the financial institution.

### 6.5 Transfer to Certain Plans and Funds

(1) You may transfer escrow securities within escrow to or between a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or other similar registered plan or fund with a trustee, where the beneficiaries of the plan or fund are limited to you and your spouse, children and parents provided that.

(a) you make application under the applicable Exchange Policy of the intent to transfer at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to the transfer the Escrow Agent must receive:

(a) evidence from the trustee of the transferee plan or fund, or the trustee's agent, stating that, to the best of the trustee's knowledge, the annuitant of the RRSP or RRIF or the beneficiaries of the other registered plan or fund do not include any person or company other than you and your spouse, children and parents;

(b) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(c) an acknowledgement in the form of Form 5E signed by the trustee of the plan or fund.

### 6.6 Effect of Transfer Within Escrow

After the transfer of escrow securities within escrow, the escrow securities will remain in escrow and released from escrow under this Agreement as if no transfer has occurred, on the same terms that applied before the transfer. The Escrow Agent will not deliver any share certificates or other evidence of escrow securities to the transferees under this Part 6.

### 6.7 Discretionary Applications

The Exchange may consent to the transfer within escrow of escrow securities in other circumstances and on such terms and conditions as it deems appropriate.

## PART 7 BUSINESS COMBINATIONS

### 7.1 Business Combinations

This Part applies to the following (**"business combinations"**):

(a) a formal take-over bid for all outstanding equity securities of the Issuer or which, if successful, would result in a change of control of the Issuer

(b) a formal issuer bid for all outstanding equity securities of the Issuer

(c) a statutory arrangement

(d) an amalgamation

(e) a merger

(f) a reorganization that has an effect similar to an amalgamation or merger

### 7.2 Delivery to Escrow Agent

You may tender your escrow securities to a person or company in a business combination. At least five business days prior to the date the escrow securities must be tendered under the business combination, you must deliver to the Escrow Agent:

(a) a written direction signed by you that directs the Escrow Agent to deliver to the depositary under the business combination any share certificates or other evidence of the escrow securities, and a completed and executed cover letter or similar document and, where required, transfer power of attorney completed and executed for transfer in accordance with the requirements of the Issuer's depository, and any other documentation specified or provided by you and required to be delivered to the depositary under the business combination;

(b) written consent of the Exchange; and

(c) any other information concerning the business combination as the Escrow Agent may reasonably require.

### 7.3 Delivery to Depositary

As soon as reasonably practicable, and in any event no later than three business days after the Escrow Agent receives the documents and information required under section 7.2, the Escrow Agent will deliver to the depositary, in accordance with the direction, any share certificates or other evidence of the escrow securities and a letter addressed to the depositary that

(a) identifies the escrow securities that are being tendered;

(b) states that the escrow securities are held in escrow;

(c) states that the escrow securities are delivered only for the purposes of the business combination and that they will be released from escrow only after the Escrow Agent receives the information described in section 7.4;

(d) if any share certificates or other evidence of the escrow securities have been delivered to the depositary, requires the depositary to return to the Escrow Agent, as soon as practicable, the share certificates or other evidence of escrow securities that are not released from escrow into the business combination; and

(e) where applicable, requires the depositary to deliver or cause to be delivered to the Escrow Agent, as soon as practicable, share certificates or other evidence of additional escrow securities that you acquire under the business combination.

### 7.4 Release of Escrow Securities to Depositary

(1) The Escrow Agent will release from escrow the tendered escrow securities provided that:

(a) you or the Issuer make application under the applicable Exchange Policy of the intent to release the tendered securities on a date at least 10 business days and not more than 30 business days prior to the date of the proposed release date; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date;

(c) the Escrow Agent receives a declaration signed by the depositary or, if the direction identifies the depositary as acting on behalf of another person or company in respect of the business combination, by that other person or company, that

(i) the terms and conditions of the business combination have been met or waived; and

(ii) the escrow securities have either been taken up and paid for or are subject to an unconditional obligation to be taken up and paid for under the business combination.

### 7.5 Escrow of New Securities

If you receive securities (**"new securities"**) of another issuer (**"successor issuer"**) in exchange for your escrow securities, the new securities will be subject to escrow in substitution for the tendered escrow securities.

### 7.6 Release from Escrow of New Securities

(1) The Escrow Agent will send to a Securityholder share certificates or other evidence of the Securityholder's new securities as soon as reasonably practicable after the Escrow Agent receives

(a) a certificate from the successor issuer signed by a director or officer of the successor issuer authorized to sign

(i) stating that it is a successor issuer to the Issuer as a result of a business combination;

(ii) containing a list of the securityholders whose new securities are subject to escrow under section 7.5;

(iii) containing a list of the securityholders whose new securities are not subject to escrow under section 7.5; and

(b) written confirmation from the Exchange that it has accepted the list of Securityholders whose new securities are not subject to escrow under section 7.5; and

(2) If your new securities are subject to escrow, unless subsection (3) applies, the Escrow Agent will hold your new securities in escrow on the same terms and conditions, including release dates, as applied to the escrow securities that you exchanged.

(3) If the Issuer is a Tier 2 Issuer, and the successor issuer is a Tier 1 Issuer, the release provisions relating to graduation will apply.

## PART 8 RESIGNATION OF ESCROW AGENT

### 8.1 Resignation of Escrow Agent

(1) If the Escrow Agent wishes to resign as escrow agent, the Escrow Agent will give written notice to the Issuer and the Exchange.

(2) If the Issuer wishes to terminate the Escrow Agent as escrow agent, the Issuer will give written notice to the Escrow Agent and the Exchange.

(3) If the Escrow Agent resigns or is terminated, the Issuer will be responsible for ensuring that the Escrow Agent is replaced not later than the resignation or termination date by another escrow agent that is acceptable to the Exchange and that has accepted such appointment, which appointment will be binding on the Issuer and the Securityholders.

(4) The resignation or termination of the Escrow Agent will be effective, and the Escrow Agent will cease to be bound by this Agreement, on the date that is 60 days after the date of receipt of the notices referred to above by the Escrow Agent or Issuer, as applicable, or on such other date as the Escrow Agent and the Issuer may agree upon (the "**resignation or termination date**"), provided that the resignation or termination date will not be less than 10 business days before a release date.

(5) If the Issuer has not appointed a successor escrow agent within 60 days of the resignation or termination date, the Escrow Agent will apply, at the Issuer's expense, to a court of

competent jurisdiction for the appointment of a successor escrow agent, and the duties and responsibilities of the Escrow Agent will cease immediately upon such appointment.

(6) On any new appointment under this section, the successor Escrow Agent will be vested with the same powers, rights, duties and obligations as if it had been originally named herein as Escrow Agent, without any further assurance, conveyance, act or deed. The predecessor Escrow Agent, upon receipt of payment for any outstanding account for its services and expenses then unpaid, will transfer, deliver and pay over to the successor Escrow Agent, who will be entitled to receive, all securities, records or other property on deposit with the predecessor Escrow Agent in relation to this Agreement and the predecessor Escrow Agent will thereupon be discharged as Escrow Agent.

(7) If any changes are made to Part 9 of this Agreement as a result of the appointment of the successor Escrow Agent, those changes must not be inconsistent with the Policy and the terms of this Agreement and the Issuer to this Agreement will file a copy of the new Agreement with the securities regulators with jurisdiction over this Agreement and the escrow securities.

## PART 9 OTHER CONTRACTUAL ARRANGEMENTS

### 9.1 Escrow Agent Not a Trustee

The Escrow Agent accepts duties and responsibilities under this Agreement, and the escrow securities and any share certificates or other evidence of these securities, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as a trustee.

### 9.2 Escrow Agent Not Responsible for Genuineness

The Escrow Agent will not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any escrow security deposited with it.

### 9.3 Escrow Agent Not Responsible for Furnished Information

The Escrow Agent will have no responsibility for seeking, obtaining, compiling, preparing or determining the accuracy of any information or document, including the representative capacity in which a party purports to act, that the Escrow Agent receives as a condition to a release from escrow or a transfer of escrow securities within escrow under this Agreement.

### 9.4 Escrow Agent Not Responsible after Release

The Escrow Agent will have no responsibility for escrow securities that it has released to a Securityholder or at a Securityholder's direction according to this Agreement.

### 9.5 Indemnification of Escrow Agent

(1) The Issuer and each Securityholder jointly and severally:

(a) release, indemnify and save harmless the Escrow Agent from all liabilities, actions, costs (including legal costs, expenses and disbursements), charges, claims, demands, damages, losses and expenses resulting from or arising out of the Escrow Agent's performance of its duties under this Agreement in good faith;

(b) agree not to make or bring a claim or demand, or commence any action, against the Escrow Agent in respect of its performance of its duties under this Agreement in good faith; and

(c) agree to indemnify and save harmless the Escrow Agent from all costs (including legal costs, expenses and disbursements) and damages that the Escrow Agent incurs or is required by law to pay as a result of any person's claim, demand or action in connection with the Escrow Agent's performance of its duties under this Agreement in good faith.

(2) This indemnity survives the release of the escrow securities, the resignation or termination of the Escrow Agent and the termination of this Agreement.

(3) The Escrow Agent shall be liable for claims or damages only to an aggregate maximum amount equal to the amount of fees paid by the Issuer to the Escrow Agent under this agreement hereunder in the twelve months preceding the last of the events giving rise to such claims or damages, except to the extent that the Escrow Agent has acted in bad faith or engaged in willful misconduct. In no event shall the Escrow Agent be liable for indirect or consequential damages.

### 9.6 Additional Provisions

(1) The Escrow Agent will be protected in acting and relying reasonably upon any notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "**Documents**") furnished to it and signed by any person required to or entitled to execute and deliver to the Escrow Agent any such Documents in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth or accuracy of any information therein contained, which it in good faith believes to be genuine.

(2) The Escrow Agent will not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement unless received by it in writing, and signed by the other Parties and approved by the securities regulators with jurisdiction over this Agreement, and, if the duties or indemnification of the Escrow Agent in this Agreement are affected, unless it has given its prior written consent.

(3) The Escrow Agent may retain such legal counsel and advisors as it may reasonably require for the purpose of discharging its duties or determining its rights under this Agreement and may rely and act upon the advice of such counsel or advisor. The Escrow Agent will give written notice to the Issuer as soon as practicable that it has retained legal counsel or other advisors. The Issuer will pay or reimburse the Escrow Agent for any reasonable fees, expenses and disbursements of such counsel or advisors.

(4) In the event of any disagreement arising under the terms of this Agreement, the Escrow Agent will be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by a written agreement among the Parties or by a court of competent jurisdiction.

(5) The Escrow Agent will have no duties or responsibilities except as expressly provided in this Agreement and will have no duty or responsibility arising under any other agreement, including any agreement referred to in this Agreement, to which the Escrow Agent is not a party.

### 9.7 Remuneration of Escrow Agent

(1) The Issuer will pay the Escrow Agent reasonable remuneration for its services under this Agreement. The Issuer will reimburse the Escrow Agent for its expenses and disbursements.

## PART 10 INDEMNIFICATION OF THE EXCHANGE

### 10.1 Indemnification

(1) The Issuer and each Securityholder jointly and severally:

(a) release, indemnify and save harmless the Exchange from all costs (including legal cost, expenses and disbursements), charges, claims, demands, damages, liabilities, losses and expenses incurred by the Exchange;

(b) agree not to make or bring a claim or demand, or commence any action, against the Exchange; and

(c) agree to indemnify and save harmless the Exchange from all costs (including legal costs) and damages that the Exchange incurs or is required by law to pay as a result of any person's claim, demand or action,

arising from any and every act or omission committed or omitted by the Exchange, in connection with this Agreement, even if said act or omission was negligent, or constituted a breach of the terms of this Agreement.

(2) This indemnity survives the release of the escrow securities and the termination of this Agreement.

## PART 11 NOTICES

### 11.1 Notice to Escrow Agent

Documents will be considered to have been delivered to the Escrow Agent on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Equity Transfer & Trust Company
200 University Avenue
Suite 400
Toronto, Ontario
M5H 4H1

Facsimile: 416-361-0470

### 11.2 Notice to Issuer

Documents will be considered to have been delivered to the Issuer on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Chrysalis Capital IV Corporation
1255 Bay Street
Suite 400
Toronto, Ontario
M5R 2A9

Attention: Robert Munro
Facsimile: 416-352-5763

### 11.3 Deliveries to Securityholders

Documents will be considered to have been delivered to a Securityholder on the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the address on the Issuer's share register.

Any share certificates or other evidence of a Securityholder's escrow securities will be sent to the Securityholder's address on the Issuer's share register unless the Securityholder has advised the Escrow Agent in writing otherwise at least ten business days before the escrow securities are released from escrow. The Issuer will provide the Escrow Agent with each securityholder's address as listed on the Issuer's share register.

### 11.4 Change of Address

(1) The Escrow Agent may change its address for delivery by delivering notice of the change of address to the Issuer and to each Securityholder.

(2) The Issuer may change its address for delivery by delivering notice of the change of address to the Escrow Agent and to each Securityholder.

(3) A Securityholder may change that Securityholder's address for delivery by delivering notice of the change of address to the Issuer and to the Escrow Agent.

### 11.5 Postal Interruption

A party to this Agreement will not mail a Document if the party is aware of an actual or impending disruption of postal service.

## PART 12 GENERAL

### 12.1 Interpretation – holding securities

Unless the context otherwise requires, all capitalized terms that are not otherwise defined in this Agreement, shall have the meanings as defined in *Policy 1.1 - Interpretation* or in *Policy 5.4 - Escrow, Vendor Consideration and Resale Restrictions*.

When this Agreement refers to securities that a Securityholder "holds", it means that the Securityholder has direct or indirect beneficial ownership of or control or direction over the securities.

### 12.2 Enforcement by Third Parties

The Issuer enters this Agreement both on its own behalf and as trustee for the Exchange and the Securityholders of the Issuer, and this Agreement may be enforced by either the Exchange, or the Securityholders of the Issuer, or both.

### 12.3 Termination, Amendment, and Waiver of Agreement

(1) Subject to subsection 12.3(3), this Agreement shall only terminate:

(a) with respect to all the Parties:

(i) as specifically provided in this Agreement;

(ii) subject to section 12.3(2), upon the agreement of all Parties; or

(iii) when the escrow securities of all Securityholders have been released from escrow pursuant to this Agreement; and

(b) with respect to a Party:

(i) as specifically provided in this Agreement; or

(ii) if the Party is a Securityholder, when all of the Securityholder's escrow securities have been released from escrow pursuant to this Agreement.

(2) An agreement to terminate this Agreement pursuant to section 12.3(1)(a)(ii) shall not be effective unless and until the agreement to terminate

(a) is evidenced by a memorandum in writing signed by all Parties;

(b) has been consented to in writing by the Exchange; and

(c) has been approved by a majority of securityholders of the Issuer who are not Securityholders.

(3) Notwithstanding any other provision in this Agreement, the obligations set forth in section 10.1 shall survive the termination of this Agreement and the resignation or removal of the Escrow Agent.

(4) No amendment or waiver of this Agreement or any part of this Agreement shall be effective unless the amendment or waiver:

(a) is evidenced by a memorandum in writing signed by all Parties;

(b) has been approved in writing by the Exchange; and

(c) has been approved by a majority of securityholders of the Issuer who are not Securityholders.

(5) No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision (whether similar or not), nor shall any waiver constitute a continuing waiver, unless expressly provided.

**12.4 Severance of Illegal Provision**

Any provision or part of a provision of this Agreement determined by a court of competent jurisdiction to be invalid, illegal or unenforceable shall be deemed stricken to the extent necessary to eliminate any invalidity, illegality or unenforceability, and the rest of the Agreement and all other provisions and parts thereof shall remain in full force and effect and be binding upon the parties hereto as though the said illegal and/or unenforceable provision or part thereof had never been included in this Agreement.

**12.5 Further Assurances**

The Parties will execute and deliver any further documents and perform any further acts reasonably requested by any of the Parties to this Agreement which are necessary to carry out the intent of this Agreement.

### 12.6 Time

Time is of the essence of this Agreement.

### 12.7 Consent of Exchange to Amendment

The Exchange must approve any amendment to this Agreement.

### 12.8 Additional Escrow Requirements

A Canadian exchange may impose escrow terms or conditions in addition to those set out in this Agreement.

### 12.9 Governing Laws

The laws of Ontario and the applicable laws of Canada will govern this Agreement.

### 12.10 Counterparts

The Parties may execute this Agreement by fax and in counterparts, each of which will be considered an original and all of which will be one agreement.

### 12.11 Singular and Plural

Wherever a singular expression is used in this Agreement, that expression is considered as including the plural or the body corporate where required by the context.

### 12.12 Language

This Agreement has been drawn up in the English language at the request of all parties. Cet acte a été rédigé en anglais à la demande de toutes les parties.

### 12.13 Benefit and Binding Effect

This Agreement will benefit and bind the Parties and their heirs, executors, administrators, successors and permitted assigns and all persons claiming through them as if they had been a Party to this Agreement.

### 12.14 Entire Agreement

This is the entire agreement among the Parties concerning the subject matter set out in this Agreement and supersedes any and all prior understandings and agreements.

### 12.15 Successor to Escrow Agent

Any corporation with which the Escrow Agent may be amalgamated, merged or consolidated, or any corporation succeeding to the business of the Escrow Agent will be the successor of the

Escrow Agent under this Agreement without any further act on its part or on the part or any of the Parties, provided that the successor is recognized by the Exchange.

*[Remainder of page intentionally left blank]*

The Parties have executed and delivered this Agreement as of the date set out above.

**EQUITY TRANSFER & TRUST COMPANY**

*"Farzana Sheikh"*
Authorized signatory

*"Stephen Headford"*
Authorized signatory

**CHRYSALIS CAPITAL IV CORPORATION**

*"Marc Lavine"*
Authorized signatory

*"Robert Munro"*
Authorized signatory

**THE EYELAND CORPORATION**

*"Marc Lavine"*
Authorized signatory

______________________________
Authorized signatory

**TITAN CAPITAL INC.**

*"Geoffrey Rotstein"*
Authorized signatory

______________________________
Authorized signatory

**THE CHRYSALIS CAPITAL GROUP INC.**

*"Marc Lavine"*
Authorized signatory

*"Robert Munro"*
Authorized signatory

| | | |
|---|---|---|
| Signed, sealed and delivered by Grant McCutcheon in the presence of: | ) | |
| Anna Hrazdira<br>Name | ) | |
| 70 York Street, Suite 1500<br>Address | ) | *"Grant McCutcheon"*<br>**Grant McCutcheon** |
| Toronto, ON | ) | |
| Administrative Assistant<br>Occupation | ) | |

| | | |
|---|---|---|
| Signed, sealed and delivered by Robert Munro in the presence of: | ) | |
| Sherri Altshuler<br>Name | ) | |
| 181 Bay Street, Suite 1800<br>Address | ) | *"Robert Munro"*<br>**Robert Munro** |
| Toronto, ON M5J 2T9 | ) | |
| Lawyer<br>Occupation | ) | |

| | | |
|---|---|---|
| Signed, sealed and delivered by Ravi Sood in the presence of: | ) | |
| Mike Walczyk | ) | |
| Name | ) | |
| 70 York Street, Suite 1500 | ) | *"Ravi Sood"* |
| Address | ) | **Ravi Sood** |
| Toronto, ON M5J 1S9 | ) | |
| Associate | ) | |
| Occupation | ) | |

## Schedule "A" to Escrow Agreement

**<u>Securityholder</u>**

**Name: The Eyeland Corporation**

**Signature:** *"Marc Lavine"*

**Address for Notice:**

**20 Saintfield Avenue**
**Toronto, Ontario**
**M3C 2M5**

**Securities:**

| *Class or description* | *Number* | *Certificate(s) (if applicable)* |
|---|---|---|
| *Common Shares* | *100,000* | |
| | | |
| | | |

**Securityholder**

**Name: Titan Capital Inc.**

**Signature:** *"Geoffrey Rotstein"*

**Address for Notice:**

**102 Wembley Road**
**Toronto, Ontario**
**M6C2G6**

**Securities:**

| *Class or description* | *Number* | *Certificate(s) (if applicable)* |
|---|---|---|
| *Common Shares* | *100,000* | |
| | | |
| | | |

Securityholder

Name: The Chrysalis Capital Group Inc.

Signature: *"Marc Lavine"*

Address for Notice:

1255 Bay Street, Suite 400
Toronto, Ontario
M5R 2A9

Securities:

| *Class or description* | *Number* | *Certificate(s) (if applicable)* |
|---|---|---|
| *Common Shares* | *2,500,000* | |
| | | |
| | | |

Securityholder

Name: Robert Munro

Signature: *"Robert Munro"*

Address for Notice:

36 McRae Drive
Toronto, Ontario
M4G 1R9

Securities:

| *Class or description* | *Number* | *Certificate(s) (if applicable)* |
|---|---|---|
| *Common Shares* | *100,000* | |
| | | |
| | | |

<u>Securityholder</u>

**Name: Grant McCutcheon**

**Signature:** ***"Grant McCutcheon"***

**Address for Notice:**

**86 Madison Ave.**
**Toronto, Ontario**
**M5R 2S4**

**Securities:**

| *Class or description* | *Number* | *Certificate(s) (if applicable)* |
|---|---|---|
| *Common Shares* | *100,000* | |
| | | |
| | | |

**Securityholder**

**Name: Ravi Sood**

**Signature:** ***"Ravi Sood"***

**Address for Notice:**

**1 Shaw Street, LPH 02**
**Toronto, Ontario**
**M6K 0A1**

**Securities:**

| *Class or description* | *Number* | *Certificate(s) (if applicable)* |
|---|---|---|
| *Common Shares* | *100,000* | |
| | | |
| | | |

## SCHEDULE B(1) – CPC ESCROW SECURITIES

### RELEASE SCHEDULE

<u>Timed Release</u>

| Release Dates | Percentage of Total Escrowed Securities to be Released | Total Number of Escrowed Securities to be Released |
|---|---|---|
| [Insert date of Final Exchange Bulletin] | 10%<br>1/10 of your escrow securities | 300,000 |
| [Insert date 6 months following Final Exchange Bulletin] | 1/6 of your remaining escrow securities | 450,000 |
| [Insert date 12 months following Final Exchange Bulletin] | 1/5 of your remaining escrow securities | 450,000 |
| [Insert date 18 months following Final Exchange Bulletin] | 1/4 of your remaining escrow securities | 450,000 |
| [Insert date 24 months following Final Exchange Bulletin] | 1/3 of your remaining escrow securities | 450,000 |
| [Insert date 30 months following Final Exchange Bulletin] | 1/2 of your remaining escrow securities | 450,000 |
| [Insert date 36 months following Final Exchange Bulletin] | all of your remaining escrowed securities | 450,000 |
| TOTAL | 100% | 3,000,000 |

* In the simplest case, where there are no changes to the escrow securities initially deposited and no additional escrow securities, the release schedule outlined above results in the escrow securities being released in equal tranches of 15% after completion of the release on the date of the Final Exchange Bulletin.

## SCHEDULE B(2) – TIER 1 ISSUER - ESCROW SECURITIES

## RELEASE SCHEDULE

**Timed Release**

| Release Dates | Percentage of Total Escrowed Securities to be Released | Total Number of Escrowed Securities to be Released |
|---|---|---|
| [Insert date of Final Exchange Bulletin] | 1/4 of your escrow securities | |
| [Insert date 6 months following Final Exchange Bulletin] | 25%<br>1/3 of your remaining escrow securities | |
| [Insert date 12 months following Final Exchange Bulletin] | 1/2 of your remaining escrow securities | |
| [Insert date 18 months following Final Exchange Bulletin] | all of your remaining escrowed securities | |
| TOTAL | 100% | |

* In the simplest case, where there are no changes to the escrow securities initially deposited and no additional escrow securities, then the release schedule outlined above results in the escrow securities being released in equal tranches of 25%.

RECEIVED
2008 JUN 26 P 1:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**ONTARIO SECURITIES COMMISSION FORM 41-501F4**
**NON-ISSUER FORM OF SUBMISSION TO JURISDICTION AND APPOINTMENT OF AGENT FOR SERVICE OF PROCESS**

1. Name of issuer (the "Issuer"): **Chrysalis Capital IV Corporation**

2. Jurisdiction of incorporation of Issuer: **Canada**

3. Address of principal place of business of Issuer: **1255 Bay Street, Suite 400, Toronto, Ontario M5R 2A9**

4. Description of securities (the "Securities"): **Common Shares**

5. Date of prospectus (the "Prospectus") under which the Securities are offered: **January 26, 2007**

6. Name of person filing this form (the "Filing Person") and Filing Person's relationship to Issuer: **Marc Lavine, Chief Executive Officer**

7. Jurisdiction of incorporation of Filing Person, if applicable, or jurisdiction of residence of Filing Person: **Paris, France**

8. Address of principal place of business of Filing Person:

   **The Chrysalis Capital Group Inc.**
   **400 - 1255 Bay Street**
   **Toronto ON M5R 2A9**

9. Name of agent for service of process (the "Agent"): **Richard Kimel**

10. Address for service of process of Agent in Canada (the address may be anywhere in Canada):

    **Aird & Berlis LLP**
    **BCE Place**
    **1800-181 Bay Street**
    **Toronto, ON M5J 2T9**

11. The Filing Person designates and appoints the Agent at the address of the Agent stated above as the Filing Person's agent. The Agent may be served with a notice, pleading, subpoena, summons or other process in any action, investigation or administrative, criminal, quasi-criminal or other proceeding (a "Proceeding") arising out of, relating to or concerning the distribution of the Securities made or purported to be made under the Prospectus, and the Filing Person irrevocably waives any right to raise as a defence in a Proceeding an alleged lack of jurisdiction to bring the Proceeding.

12. The Filing Person irrevocably and unconditionally submits to the non-exclusive jurisdiction of (i) the courts and administrative tribunals of Ontario and (ii) an administrative proceeding in Ontario, in a Proceeding arising out of, related to or concerning or in any other manner connected with the distribution of the Securities made or purported to be made under the Prospectus.

13. Until six years after completion of the distribution of the Securities made under the prospectus, the Filing Person shall file a new Submission to Jurisdiction and Appointment of Agent for Service of Process in this form at least 30 days before termination, for any reason, of this Submission to Jurisdiction and Appointment of Agent for Service of Process.

14. Until six years after completion of the distribution of the Securities under the prospectus, the Filing Person shall file an amended Submission to Jurisdiction and Appointment of Agent for Service of Process at least 30 days before a change in the name or address of the Agent.

15. This Submission to Jurisdiction and Appointment of Agent for Service of Process shall be governed by and construed in accordance with the laws of Ontario.



RECEIVED

2008 JUN 26 P 1:73

OFFICE OF INTER... CORPORATE F...

January 26, 2007

**Private and Confidential**

The Ontario Securities Commission
The Alberta Securities Commission
The British Columbia Securities Commission
The TSX-Venture Exchange

Dear Sirs/Mesdames:

**Re: Chrysalis Capital IV Corporation (the "Company")**

We refer to the prospectus of the Company dated January 26, 2007 relating to the sale and issue of between 3,000,000 and 4,250,000 common shares.

We consent to the use in the above- mentioned prospectus of our report dated November 10, 2006, except as to Note 6, which is as of January 26, 2007, to the directors of the Company on the following financial statements:

Balance sheet as at October 31, 2006; and

Statements of cash flows for the period from October 12, 2006 (date of incorporation) to October 31, 2006

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours truly,

Mintz + Partners LLP

by: Elliott M. Jacobson, CA

::ODMA\PCDOCS\MINTZ\298000\1






A member of Collins Barrow Canada and Moores Rowland International associations of independent accounting firms throughout the world

## FORM 13-502F1
## CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Chrysalis Capital IV Corporation

Fiscal year end date used to calculate capitalization:
December 31, 2007 (Pursuant to a final prospectus filed January 26, 2007)

Market value of listed or quoted securities:

| | | | |
|---|---|---|---|
| Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end | | 7,250,000(i) | |
| Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule) | | $0.20(ii) | |
| Market value of class or series | (i) X (ii)= | | $1,450,000 (A) |
| (Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on marketplace in Canada or the United States of America at the end of the fiscal year) | | | (B) |

Market value of other securities:

| | |
|---|---|
| (See paragraph 2.11(b) of the Rule)<br>(Provide details of how value was determined | (C) |
| (Repeat for each class or series of securities) | (D) |

**Capitalization**

| | | |
|---|---|---|
| (Add market value of all classes and series of securities) | (A)+(B)+(C)+(D) = | $1,450,000 |

**Participation Fee** — $600.00

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

**New reporting issuer's reduced participation fee**, if applicable
(see section 2.6 of the Rule)

Participation fee remaining X Number of entire months in the issuer's fiscal year / 12 — $550.00

$600.00 x 11 divided by 12 = $550.00

**Late Fee**, if applicable
(As determined under section 2.5 of the Rule)

Ontario Securities Commission
Commission des valeurs mobilières de l'Ontario
P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8
CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

Chrysalis Capital IV Corporation

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of British Columbia, Alberta, Ontario have been issued for the Prospectus of the above Issuer dated January 26th, 2007.

DATED at Toronto this 29th day of January, 2007.

*Erez Blumberger*

Erez Blumberger
Manager, Corporate Finance

SEDAR Project #1035292

RECEIVED
2008 JUN 26 P 1:38
OFFICE OF INTERIM ... CORPORATE ...

# BY-LAW NO. 1

## CHRYSALIS CAPITAL IV CORPORATION

## TABLE OF CONTENTS

## BY-LAW NO. 1

A by-law relating generally to the conduct of the affairs of **CHRYSALIS CAPITAL IV CORPORATION** (hereinafter called the "Corporation").

### ARTICLE 1 - DEFINITIONS AND INTERPRETATION

1.01 Definitions

In any by-law of the Corporation, unless there is something in the subject matter or context inconsistent therewith,

(i) "Act" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44 as amended or re-enacted from time to time;

(ii) "articles" means the letters patent, supplementary letters patent, original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of continuance, articles of reorganization, articles of dissolution and articles of revival and includes any amendments thereto;

(iii) "board" means the board of directors of the Corporation;

(iv) "by-law" means a by-law of the Corporation;

(v) "Chairperson of the Board", "President", "Managing Director", "Vice-President", "Secretary", "Treasurer", "General Manager", "Assistant Secretary", "Assistant Treasurer" or any other officer means such officer of the Corporation;

(vi) "director" means a director of the Corporation;

(vii) "employee" means an employee of the Corporation;

(viii) "executive committee" means a committee of directors appointed by the directors;

(ix) "individual" means a natural person;

(x) "officer" means an officer of the Corporation;

(xi) "person" includes an individual, partnership, association, body corporate, corporate syndicate, trustee, executor or executrix, administrator or administratrix and legal or personal representative;

(xii) "resident Canadian" means an individual who is

(A) a Canadian citizen ordinarily resident in Canada,

(B) a Canadian citizen not ordinarily resident in Canada who is a member of a class of persons prescribed by the regulations made under the Act, or

(C) a permanent resident within the meaning of the Immigration Act of Canada and ordinarily resident in Canada, except a permanent resident who has been ordinarily resident in Canada for more than one year after the time at which he or she first became eligible to apply for Canadian citizenship; and

(xiii) "shareholder" means a shareholder of the Corporation.

Subject to the foregoing, the expressions herein contained shall have the same meaning as corresponding expressions in the Act.

1.02 Interpretation

In each by-law and in each special resolution of the Corporation, the singular shall include the plural, the plural shall include the singular and the masculine shall include the feminine. Wherever reference is made in this or any other by-law or in any special resolution of the Corporation to any statute or section thereof, such reference shall be deemed to extend and refer to any amendment to or re-enactment of such statute or section, as the case may be.

1.03 Headings

The headings in each by-law are inserted for convenience of reference only and shall not affect the construction or interpretation of the provisions of such by-law.

## ARTICLE 2 - GENERAL

2.01 Corporate seal

The Corporation may have a corporate seal which shall be adopted and may be changed by resolution of the board.

2.02 Financial year

The board may by resolution fix the financial year of the Corporation and, subject to the concurrence of the Minister of National Revenue, the directors may from time to time by resolution change the financial year of the Corporation.

2.03 Execution of documents

(a) Instruments in writing requiring execution by the Corporation may be signed on behalf of the Corporation by

(i) the Chairperson of the Board,

(ii) the President,

(iii) the Chief Financial Officer,

(iv) any two persons, one of whom holds the office of Managing Director, Vice-President or director, and the other of whom holds one of the said offices or the office of Secretary, Assistant Secretary, Treasurer, or Assistant Treasurer, or

(v) any two directors,

and all instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board may from time to time by resolution appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign instruments in writing generally or to sign specific instruments in writing.

(b) The corporate seal of the Corporation (if any) may be affixed to instruments in writing signed as aforesaid by any person authorized to sign the same or at the direction of any such person.

(c) The term "instruments in writing" as used herein shall include deeds, contracts, mortgages, hypothecs, charges, conveyances, transfers and assignments of property real or personal, immoveable or moveable, agreements, releases, receipts and discharges for the payment of money or other obligations, cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money, conveyances, transfers and assignments of shares, instruments of proxy, powers of attorney, stocks, bonds, debentures or other securities or any paper writings.

(d) Subject to the provisions of section 10.02 hereof, the signature or signatures of an officer or director, person or persons appointed as aforesaid by resolution of the board, may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all instruments in writing executed or issued by or on behalf of the Corporation and all instruments in writing on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such officers or persons whose signature or signatures is or are so reproduced and shall be as valid as if they had been signed manually notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such instruments in writing.

2.04 Declaration and payment of dividends

(a) Subject to the provisions of the Act and the articles, the board may from time to time by resolution declare and the Corporation may then pay dividends on the issued shares of the Corporation in money or property or by issuing fully paid shares of the Corporation.

(b) In case several persons are registered as joint holders of any shares of the Corporation, the cheque for any dividend payable to such joint holders shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and if more than one address appears on the books of the Corporation in respect of such joint holding the cheque shall be mailed to the first address so appearing.

(c) In case several persons are registered as the joint holders of any shares of the Corporation, any one of such persons may, in respect of such shares, give effectual receipts for all dividends and payments on account of dividends and/or redemption payments.

2.05 Divisions

The board may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including, without limitation, types of business or operations, geographical territories, product lines or goods or services, as the board may consider appropriate in each case. From time to time the board or any person authorized by the board may authorize, upon such basis as may be considered appropriate in each case:

(a) the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions or sub-units;

(b) the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation; and

(c) the appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer's rights under any employment contract or in law, provided that any such officer shall not, as such, be an officer of the Corporation.

## ARTICLE 3 - DIRECTORS

3.01 Power to borrow

The board may from time to time

(i) borrow money on the credit of the Corporation;

(ii) issue, reissue, sell or pledge debt obligations of the Corporation;

(iii) subject to the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any debt obligation of the Corporation.

3.02 Delegation of power to borrow

The board may by resolution delegate all or any of the powers conferred on them by paragraphs (i) and (iii) of section 3.01 hereof, to any one or more of the directors, the Managing Director, any committee of the board, the Chairperson of the Board (if any), the President, any Vice-President, the Secretary, the Treasurer, any Assistant Secretary, any Assistant Treasurer or the General Manager.

## ARTICLE 4 - COMMITTEES

4.01 Appointment

The board may appoint from among their number one or more committees and may by resolution delegate to any such committee any powers of the board, subject to such restrictions as may be imposed from time to time by resolution of the board and subject to the limits on authority contained in the Act.

4.02 Provisions applicable

The following provisions shall apply to any committee appointed by the board:

(i) unless otherwise provided by resolution of the directors, each member of the committee shall continue to be a member thereof until the expiration of his or her term of office as a director;

(ii) the board may from time to time by resolution specify which member of the committee shall be the chairperson thereof and, subject to the provisions of section 4.01 of this by-law, may by resolution modify, dissolve or reconstitute the committee and make such regulations with respect to and impose such restrictions upon the exercise of the powers of the committee as the directors think expedient;

(iii) the meetings and proceedings of the committee shall be governed by the provisions of the by-laws of the Corporation for regulating the meetings and proceedings of the board so far as the same are applicable thereto and are not superseded by any regulations or restrictions made or imposed by the board pursuant to the foregoing provisions hereof;

(iv) the members of the committee as such shall be entitled to such remuneration for their services as members of the committee as may be fixed by resolution of the board, who are hereby authorized to fix such remuneration;

(v) unless otherwise provided by resolution of the board, the Secretary of the Corporation shall be the secretary of the committee;

(vi) subject to the provisions of section 4.01 hereof, the board shall fill vacancies in the committee by appointment from among their number; and

(vii) unless otherwise provided by resolution of the board, meetings of the committee may be convened by the direction of any member thereof.

## ARTICLE 5 - MEETINGS OF THE BOARD

5.01 Place of meetings

Meetings of the board and of any committee of the board may be held at any place within or outside Canada.

5.02 Calling of meetings

A meeting of the board may be called at any time by the Chairperson of the Board, the President, a Vice-President (if he or she is a director) or any two of the directors and the Secretary shall cause notice of a meeting of the board to be given when so directed by such person or persons.

5.03 Notice of meetings

(a) Notice of any meeting of the board shall be given in accordance with the terms of section 13.01 hereof to each director not less than two days (exclusive of Saturdays, Sundays, holidays and the day on which the notice is given but inclusive of the day of the meeting) before the meeting is to take place.

(b) Notice of an adjourned meeting of the board is not required to be given if the time and place of the adjourned meeting are announced at the original meeting.

(c) A meeting of the board may be held at any time without formal notice if all the directors, in any manner, waive notice or signify their consent to the meeting being held without formal notice. Notice of any meeting or any irregularity in any meeting or in the notice thereof may be waived by any director either before or after such meeting. Attendance of a director at a meeting of the board is a waiver of notice of the meeting except where the director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

(d) The notice of a meeting of the board shall specify the time and place at which such meeting will be held and any of the following matters that are to be dealt with at the meeting:

(i) the submission to the shareholders of any question or matter requiring the approval of the shareholders;

(ii) the filling of a vacancy among the board or in the office of auditor of the Corporation or appointing additional directors;

(iii) the issue of securities of the Corporation;

(iv) the declaration of a dividend or dividends on shares of the Corporation;

(v) the purchase, redemption or other acquisition of shares of the Corporation;

(vi) the payment of a commission for purchase of shares of the Corporation;

(vii) the approval of a management proxy circular;

(viii) the approval of a take-over bid circular or circular of the board;

(ix) the approval of the annual financial statements of the Corporation; or

(x) the adoption, amendment or repeal of any by-law or by-laws.

5.04 Regular meetings

The board may by resolution fix a day or days in any month or months for the holding of regular meetings at a time and place specified in such resolution. A copy of any resolution of the board specifying the time and place for the holding of regular meetings of the board shall be sent to each director at least two days (exclusive of Saturdays, Sundays, holidays and the day on which the copy of the resolution is sent but inclusive of the day of the first of such regular meetings) before the first of such regular meetings and no notice shall be required for any of such regular meetings.

5.05 First meeting of new board

No notice need be given to the newly elected or appointed director or directors for the first meeting of the board to be held immediately following the election of directors at an annual or other meeting of the shareholders or for a meeting of the board at which a director is appointed to fill a vacancy in the board.

5.06 Participation

Where all the directors have consented thereto, any director may participate in a meeting of the board or any committee of the board by means of telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other and a director participating in such a meeting by such means shall be deemed to be present at that meeting for purposes of the Act and this by-law.

5.07 Chairperson of meetings

Subject to the provisions of any resolution of the directors specifying the duties of the Chairperson of the Board hereof, the President (if he or she is present) or in his or her absence, a Vice-President in order of seniority of appointment (if he or she is a director and if he or she is present), shall preside as chairperson at all meetings of the board. In the absence of the President and a Vice-President who is a director, the directors present shall choose a person from their number to be the chairperson of the meeting.

5.08 Quorum

Subject to the articles and the qualification that at least 25% or, if the Corporation has fewer than four directors at least one, of the directors present be resident Canadians, a majority of the number of directors or minimum number of directors required by the articles constitutes a quorum at any meeting of directors.

5.09 Voting

All questions arising at any meeting of the board shall be decided by a majority of votes, but in case of an equality of votes, the chairperson of the meeting (if he or she is a director) shall not have, in addition to his or her original vote, a second or casting vote.

## ARTICLE 6 - STANDARD OF CARE OF DIRECTORS AND OFFICERS

6.01 Liability for acts of others

Subject to the provisions of the Act, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipts or acts for conformity or for any loss, damage, or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by order of the board for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency, or tortious act of any person with whom any moneys, securities or effects of the Corporation shall be lodged or deposited or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto.

## ARTICLE 7 - FOR THE PROTECTION OF DIRECTORS AND OFFICERS

7.01 Indemnity of Directors and Officers

Subject to the provisions of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal or administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity if:

(a) the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request; and;

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

7.02 Advance of Costs

The Corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in section 7.01. The individual shall repay the moneys if the individual does not fulfil the conditions of section 7.01.

7.03 Directors' expenses

The directors shall be reimbursed for their out-of-pocket expenses incurred in attending board, committee or shareholders' meetings or otherwise in respect of the performance by them of their duties and no confirmation by the shareholders of any such reimbursement shall be required.

7.04 Responsibility for contracts

The directors for the time being shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board. If any director or officer shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member, shareholder, director or officer of a person which is employed by or performs services for the Corporation, the fact of his or her being a director or officer of the Corporation shall not disentitle such director or officer or such person from receiving proper remuneration for such services.

7.05 Submission of contracts or transactions to shareholders for approval

The board in its discretion may submit any contract, act or transaction for approval or ratification at any annual or general meeting of the shareholders called for the purpose, *inter alia*, of considering such contract, act or transaction and any contract, act or transaction so submitted that is approved by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act, by the articles or by any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved or ratified by every shareholder.

## ARTICLE 8 - OFFICERS

8.01 Officers

The board may, annually or as often as may be required, by resolution appoint a President or a Chairperson of the Board, and a Secretary. In addition, the board may from time to time by resolution appoint such other officers as the board determines to be necessary or advisable in the interests of the Corporation, which officers shall have such authority and shall perform such duties as are hereinafter specified or as may from time to time be prescribed by resolution of the board. None of the said officers need be a member of the board. Any two of the aforesaid offices may be held by the same person except those of President and Vice-President.

8.02 Appointment of President or Chairperson of the Board and Secretary

At the first meeting of the board after each annual meeting of shareholders, the board may appoint a President or a Chairperson of the Board, and a Secretary. In default of any such appointment the then incumbent shall hold office until his or her successor is appointed.

8.03 Removal of officers

All officers shall be subject to removal by resolution of the board at any time.

8.04 Delegation of duties of officers

In case of the absence or inability to act of the Chairperson of the Board, the President, a Vice-President or any other officer of the Corporation, or for any other reason that the board may deem sufficient, the board may delegate the powers of such officer to any other person for the time being.

8.05 Chairperson of the Board

If the provisions of a resolution of the board so specify, the Chairperson of the Board shall, if present, preside at all meetings of the board and shareholders. He or she shall sign all instruments which require his or her signature and shall perform all duties incident to his or her office, and shall have such other powers and duties as may from time to time be assigned to him or her by the board.

8.06 President

Subject to the provisions of any resolution of the board specifying the duties of the Chairperson of the Board, the President shall, if present, preside at all meetings of directors and shareholders. He or she shall sign all instruments which require his or her signature and shall perform all duties incident to his or her office, and shall have such other powers and duties as may from time to time be assigned to him or her by the board.

8.07 Managing Director

The directors may appoint from their number a Managing Director who is a resident Canadian and may delegate to such Managing Director any of the powers of the board (except power to do anything referred to in subsection (d) of section 5.03 hereof).

8.08 General Manager

The General Manager shall have such powers to manage the business of the Corporation (except power to do anything referred to in subsection (d) of section 5.03 hereof) as may from time to time be prescribed by resolution of the board.

8.09 Vice-President

During the President's absence or inability or refusal to act, the President's duties may be performed and his or her powers may be exercised by the Vice-President, or if there are more

than one, by the Vice-Presidents in order of seniority or designation (as determined by the board), except that no Vice-President shall preside at a meeting of the board unless he or she is a director. A Vice-President shall also perform such duties and exercise such powers as may from time to time be prescribed by resolution of the board.

8.10 Secretary

The Secretary shall give, or cause to be given, all notices required to be given to shareholders, directors, auditors and members of committees. He or she shall enter or cause to be entered in the books kept for that purpose minutes of all proceedings at the meetings of directors and of shareholders. He or she shall be the custodian of the corporate seal (if any) of the Corporation and of all books, papers, records, documents and other instruments belonging to the Corporation. He or she shall perform such other duties as may from time to time be prescribed by resolution of the board.

8.11 Treasurer

The Treasurer shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such depositary or depositaries as the board may by resolution direct. He or she shall at all reasonable times exhibit his or her books and accounts to any director upon application at the office of the Corporation during business hours. He or she shall sign or countersign such instruments as require his or her signature and shall perform all duties incident to his or her office or that are properly required of him or her by resolution of the board. He or she may be required to give such bond for the faithful performance of his or her duties as the board in its discretion may require but no director shall be liable for failure to require any bond or for the insufficiency of any bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

8.12 Assistant Secretary and Assistant Treasurer

(a) During the Secretary's absence or inability or refusal to act, the Assistant Secretary (if any) shall perform all the duties of the Secretary. The Assistant Secretary shall also have such other powers and duties as may from time to time be assigned to him or her by resolution of the board.

(b) During the Treasurer's absence or inability or refusal to act, the Assistant Treasurer (if any) shall perform all the duties of the Treasurer. The Assistant Treasurer shall also have such other powers and duties as may from time to time be assigned to him or her by resolution of the board.

8.13 Delegation of Board Powers

The board may from time to time by resolution delegate to any officer or officers power to manage the business of the Corporation except power to do anything referred to in subsection (d) of section 5.03 hereof.

8.14 Vacancies

If any office of the Corporation shall for any reason be or become vacant, the directors by resolution may appoint a person to fill such vacancy.

8.15 Variation of duties

Notwithstanding the foregoing, from time to time the board may by resolution vary, add to or limit the powers and duties of an office or of an officer occupying any office.

8.16 Chief Executive Officer

(a) The board may by resolution designate any one of the officers as the chief executive officer of the Corporation and may from time to time by resolution rescind any such designation and designate another officer as the chief executive officer of the Corporation. If the board shall fail to designate one of the officers as the chief executive officer of the Corporation or if at any time or from time to time the board shall rescind any such designation without designating another officer as the chief executive officer of the Corporation, the President shall be deemed to have been designated the chief executive officer of the Corporation until the board designates another officer as the chief executive officer of the Corporation.

(b) The officer designated or deemed to have been designated as the chief executive officer of the Corporation pursuant to subsection (a) of this section shall exercise general supervision over the affairs of the Corporation.

## ARTICLE 9 - MEETINGS OF SHAREHOLDERS

9.01 Calling of meetings

A meeting of shareholders may be called at any time by resolution of the board or by the Chairperson of the Board or the President and the Secretary shall cause notice of a meeting of shareholders to be given when directed so to do by resolution of the board or by the Chairperson of the Board or the President.

9.02 Giving of notice

A printed, written or typewritten notice of each meeting of shareholders shall be given in accordance with section 13.01 hereof to the Chairperson of the Board, the President, the Secretary, each director and the auditor of the Corporation and to each shareholder entitled to vote at such meeting not less than 21 days (exclusive of the day on which the notice is given and of the day of such meeting) nor more than 60 days (inclusive of the day on which the notice is given and of the day of such meeting) before the meeting.

9.03 Omission of notice

Accidental omission to give notice of any meeting to any person entitled thereto or the non-receipt of any notice by any such person shall not invalidate any resolution passed or any proceedings taken at any meeting.

9.04 Persons entitled to be present

The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat and the Chairperson of the Board, the President, the Secretary, the directors, the scrutineer or scrutineers and the auditor of the Corporation and others who although not entitled to vote are entitled or required under any provisions of the Act or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

9.05 Deposit of Proxies

The board may from time to time pass resolutions establishing regulations regarding the lodging of proxies at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of such proxies to be sent in writing before the meeting or adjourned meeting to the Corporation or any agent of the Corporation for the purpose of receiving such particulars and providing that proxies so lodged may be voted upon as though the proxies themselves were produced at the meeting or adjourned meeting, and votes given in accordance with such regulations shall be valid and shall be counted. The chairperson of any meeting of shareholders may, subject to any regulations made as aforesaid, in his or her discretion accept written communication as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such written communication accepted by the chairperson shall be valid and shall be counted.

9.06 Chairperson and Secretary

(a) Subject to the provisions of this section and of section 8.05 hereof, the President, or in his or her absence a Vice-President who is a director, shall preside as chairperson at each meeting of shareholders. In the event that the Chairperson of the Board (if any), the President and each Vice-President who is a director

(i) are not present at a meeting within 15 minutes after the time appointed for the holding of the meeting, or

(ii) are unable or refuse to preside as chairperson at such meeting,

the shareholders present shall by a show of hands choose a person from their number to be the chairperson.

(b) The Secretary shall be the secretary of any meeting of shareholders but if the Secretary is not present the chairperson shall appoint some person who need not be a shareholder to act as secretary of the meeting.

9.07 Scrutineers

The chairperson of any meeting of shareholders may appoint one or more persons to act as scrutineer or scrutineers at such meeting and in that capacity to report to the chairperson such information as to attendance, representation, voting and other matters at the meeting as the chairperson shall direct.

9.08 Votes to govern

At all meetings of shareholders every question shall, unless otherwise required by law, the articles, the by-laws, or a unanimous shareholder agreement, be determined by the majority of the votes duly cast on the question. In case of an equality of votes, the chairman presiding at the meeting shall not have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder.

9.09 Voting

(a) At all meetings of shareholders, every question submitted to the meeting shall be decided by a show of hands unless a ballot thereon is required by the chairperson or is demanded by any shareholder present in person or represented by proxy and entitled to vote. Upon a show of hands every person present who is either a shareholder entitled to vote or the duly appointed proxyholder of such a shareholder shall have one vote. Either before or after a vote by a show of hands has been taken upon any question the chairperson may require, or any shareholder present in person or represented by proxy and entitled to vote may demand, a ballot thereon. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairperson of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the proceedings at the meeting shall be *prima facie* evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the meeting. A demand for a ballot may be withdrawn at any time prior to the taking of the ballot.

(b) Notwithstanding the provisions of section 9.09(a) of this by-law, any vote may be held entirely by means of a telephonic, electronic or other communication facility that the Corporation makes available and a person participating in a meeting of shareholders and entitled to vote at that meeting may vote by means of the telephonic, electronic or other communication facility provided for that purpose.

9.10 Adjournment

The chairperson may with the consent of any meeting adjourn such meeting from time to time.

9.11 Quorum

(a) At any meeting of shareholders, the shareholder or shareholders present in person or represented by proxy and entitled to attend and vote at such meeting shall be a quorum for the choice of a chairperson (if required) and for the adjournment of the meeting. Subject to subsection (b) of this section, for all other purposes a quorum for any meeting of shareholders (unless a greater number of shareholders and/or a greater number of shares are required by the Act or by the articles or by-laws) shall be two individuals present in person, each of whom is either a shareholder entitled to attend and vote at such meeting or a proxyholder appointed by such a shareholder, holding or representing by proxy not less than 51% of the total number of the issued shares of the Corporation for the time being enjoying

voting rights at such meeting. No business shall be transacted at any meeting while the requisite quorum is not present.

(b) If the Corporation has only one shareholder or only one shareholder of any class or series of shares, the shareholder present in person or represented by proxy constitutes a meeting.

## ARTICLE 10 – SHARES AND TRANSFERS

10.01 Lien for indebtedness

The Corporation has a lien on a share or shares registered in the name of a shareholder or the shareholder's personal representative for a debt of that shareholder to the Corporation and the right of the Corporation to the lien shall be noted conspicuously on every share certificate. The board may refuse to permit the registration of a transfer of any share or shares of the Corporation registered in the name of a shareholder who is indebted to the Corporation.

10.02 Certificates

(a) Share certificates for shares of the Corporation (and the form of stock transfer power on the reverse side thereof) shall (subject to compliance with the provisions of the Act) be in such form as the board may from time to time by resolution approve. Unless otherwise provided by resolution of the board, such certificates may be signed manually by the Chairperson of the Board, the President, the Chief Financial Officer or a Vice-President and the Secretary or an Assistant Secretary (if any) holding office at the time of signing and notwithstanding any change in the persons holding such offices between the time of actual signing and the issuance of any certificate and notwithstanding that the Chairperson of the Board, the President, the Chief Financial Officer or Vice-President or Secretary or Assistant Secretary signing may not have held office at the date of the issuance of such certificate, any such certificate so signed shall be valid and binding upon the Corporation.

(b) Notwithstanding the provisions of section 2.03 of this by-law, the signature of the Chairperson of the Board or the President or the Chief Financial Officer or a Vice-President may be printed, engraved, lithographed or otherwise mechanically reproduced upon certificates for shares of the Corporation and certificates so signed shall be deemed to have been manually signed by the Chairperson of the Board or the President or the Chief Financial Officer or Vice-President whose signature is so printed, engraved, lithographed or otherwise mechanically reproduced thereon and shall be as valid as if they had been signed manually. Where the Corporation has appointed a registrar, transfer agent or branch transfer agent the signature of the Secretary or Assistant Secretary may also be printed, engraved, lithographed or otherwise mechanically reproduced and when manually countersigned by or on behalf of a registrar, transfer agent or branch transfer agent share certificates so signed shall be as valid as if they had been signed manually.

10.03 Registrar and transfer agent

The Corporation may from time to time, if authorized by resolution of the board, appoint or remove

(i) one or more registrars and transfer agents to keep a register of shareholders and a register of transfers, and

(ii) one or more branch transfer agents to keep one or more branch registers of shareholders and/or branch registers of transfers

for the shares of the Corporation or any class thereof. Subject to compliance with the provisions of the Act, the board may by resolution provide for the transfer and the registration of transfers of shares of the Corporation in one or more places and such registrar and transfer agents and/or branch transfer agents shall keep all necessary books and registers of the Corporation for the registration and transfer of such shares of the Corporation. All share certificates issued by the Corporation for shares for which a registrar and transfer agent and/or one or more branch transfer agents have been appointed as aforesaid shall be countersigned by or on behalf of one of the said registrars and transfer agents and/or branch transfer agents.

10.04 Transfer of shares

Subject to the provisions of the Act and subject to the restrictions on transfer (if any) set forth in the articles and by-laws, shares of the Corporation shall be transferable on the books of the Corporation upon surrender of the certificate representing such shares properly endorsed or accompanied by a properly executed transfer.

10.05 Defaced, destroyed, stolen or lost certificates

Where the owner of a share or shares of the Corporation claims that the certificate for such share or shares has been defaced, lost, apparently destroyed or wrongfully taken, the Corporation shall issue a new share certificate in place of the original share certificate if such owner

(i) so requests before the Corporation has notice that shares represented by the original certificate have been acquired by a purchaser for value without notice of an adverse claim;

(ii) furnishes the Corporation with an indemnity bond sufficient in the Corporation's opinion to protect the Corporation and any transfer agent, branch transfer agent, registrar or other agent from any loss that it or they might suffer by complying with the request to issue a new share certificate; and

(iii) satisfies any other reasonable requirements imposed by the Corporation.

## ARTICLE 11 - RECORD DATES

11.01 Effect of record date

In every case where a record date is fixed in respect of the payment of a dividend, the making of a liquidation distribution or the issue of warrants or other rights to subscribe for shares or other securities, only shareholders of record at the record date shall be entitled to receive such dividend, liquidation distribution, warrants or other rights.

## ARTICLE 12 - CORPORATE RECORDS AND INFORMATION

12.01 No discovery of information

Subject to the provisions of the Act, no shareholder shall be entitled to, or to require discovery of, any information respecting any details or conduct of the Corporation's business which in the opinion of the board would be inexpedient or inadvisable in the interests of the Corporation to communicate to the public.

12.02 Conditions for inspection

The board may from time to time by resolution determine whether and to what extent and at what times and place and under what conditions or regulations the accounts and books of the Corporation or any of them shall be open to the inspection of shareholders, and no shareholder shall have any right to inspect any account or book or document of the Corporation, except as specifically provided for in this article or as otherwise provided for by statute or as authorized by resolution of the board.

## ARTICLE 13 - NOTICES

13.01 Method of giving notice

Any notice, communication or other document to be given by the Corporation to a shareholder, director, officer, or auditor of the Corporation under any provision of the Act, the articles or by-laws shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his or her latest address as shown in the records of the Corporation or its transfer agent or if mailed by prepaid ordinary mail or air mail in a sealed envelope addressed to him or her at his or her latest address as shown in the records of the Corporation or its transfer agent or if sent by any means of wire or wireless or any other form of transmitted or recorded communication. The Secretary may change the address on the records of the Corporation of any shareholder in accordance with any information believed by him or her to be reliable. A notice, communication or document so delivered shall be deemed to have been given when it is delivered personally or at the address aforesaid. A notice, communication or document so mailed shall be deemed to have been given on the day it is deposited in a post office or public letter box. A notice sent by any means of wire or wireless or any other form of transmitted or recorded communication shall be deemed to have been given when delivered to the appropriate communication corporation or agency or its representative for dispatch.

13.02 Shares registered in more than one name

All notices or other documents with respect to any shares of the Corporation registered in the names of several persons as joint shareholders shall be given to whichever of such persons is named first on the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

13.03 Persons becoming entitled by operation of law

Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any share or shares of the Corporation shall be bound by every notice or other



document in respect of such share or shares which, previous to his or her name and address being entered on the records of the Corporation, shall be duly given to the person or persons from whom he or she derives his or her title to such share or shares.

13.04 Deceased shareholder

Any notice or document delivered or sent by mail or left at the address of any shareholder as such address appears on the records of the Corporation shall, notwithstanding that such shareholder is then deceased and whether or not the Corporation has notice of his or her death, be deemed to have been duly given or served in respect of the shares whether held solely or jointly with other persons by such shareholder until some other person is entered in his or her stead on the records of the Corporation as the holder or one of the joint holders thereof and such service of such notice shall for all purposes be deemed a sufficient service of such notice or document on his or her heirs, personal representatives, executors or administrators and on all persons, if any, interested with him or her in such shares.

13.05 Signature to notice

The signature to any notice to be given by the Corporation may be written, stamped, typewritten, printed or otherwise mechanically reproduced in whole or in part.

13.06 Proof of service

A certificate of the Chairperson of the Board, the President, a Vice-President, the Secretary or the Treasurer or of any other officer in office at the time of the making of the certificate or of a transfer officer of any registrar and transfer agent or branch transfer agent of shares of any class of the Corporation as to facts in relation to the delivery or mailing or service of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director and officer and on the auditor of the Corporation.

13.07 Computation of time

Except as otherwise expressly provided in the articles or by-laws, where a given number of days' notice or notice extending over any period is required to be given, the day of service or mailing of the notice shall be counted in such number of days or other period.

## ARTICLE 14 - EFFECTIVE DATE

14.01 Coming into force

This by-law shall come into force upon, and only upon, being confirmed by the shareholders entitled to vote thereon in accordance with the Act.

Effective this 12th day of October, 2006.

Witness the corporate seal of the Corporation.

President

Chief Financial Officer

**CHRYSALIS CAPITAL IV CORPORATION**

**BY-LAW NO. 2**

**A BY-LAW TO REPEAL AND REPLACE BY-LAW NO. 1 OF CHRYSALIS CAPITAL IV CORPORATION**

## TABLE OF CONTENTS

**CHRYSALIS CAPITAL IV CORPORATION**

**BY-LAW NO. 2**

**REPEAL OF BY-LAW NO. 1**

A by-law relating generally to the conduct of the affairs of **CHRYSALIS CAPITAL IV CORPORATION** (hereinafter called the "Corporation").

## ARTICLE 1 - DEFINITIONS AND INTERPRETATION

1.01 Definitions

In any by-law of the Corporation, unless there is something in the subject matter or context inconsistent therewith,

(i) "Act" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44 as amended or re-enacted from time to time;

(ii) "articles" means the letters patent, supplementary letters patent, original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of continuance, articles of reorganization, articles of dissolution and articles of revival and includes any amendments thereto;

(iii) "board" means the board of directors of the Corporation;

(iv) "by-law" means a by-law of the Corporation;

(v) "Chairperson of the Board", "President", "Managing Director", "Vice-President", "Secretary", "Treasurer", "General Manager", "Assistant Secretary", "Assistant Treasurer" or any other officer means such officer of the Corporation;

(vi) "director" means a director of the Corporation;

(vii) "employee" means an employee of the Corporation;

(viii) "executive committee" means a committee of directors appointed by the directors;

(ix) "individual" means a natural person;

(x) "officer" means an officer of the Corporation;

(xi) "person" includes an individual, partnership, association, body corporate, corporate syndicate, trustee, executor or executrix, administrator or administratrix and legal or personal representative;

(xii) "resident Canadian" means an individual who is

(A) a Canadian citizen ordinarily resident in Canada,

(B) a Canadian citizen not ordinarily resident in Canada who is a member of a class of persons prescribed by the regulations made under the Act, or

(C) a permanent resident within the meaning of the Immigration Act of Canada and ordinarily resident in Canada, except a permanent resident who has been ordinarily resident in Canada for more than one year after the time at which he or she first became eligible to apply for Canadian citizenship; and

(xiii) "shareholder" means a shareholder of the Corporation.

Subject to the foregoing, the expressions herein contained shall have the same meaning as corresponding expressions in the Act.

1.02 Interpretation

In each by-law and in each special resolution of the Corporation, the singular shall include the plural, the plural shall include the singular and the masculine shall include the feminine. Wherever reference is made in this or any other by-law or in any special resolution of the Corporation to any statute or section thereof, such reference shall be deemed to extend and refer to any amendment to or re-enactment of such statute or section, as the case may be.

1.03 Headings

The headings in each by-law are inserted for convenience of reference only and shall not affect the construction or interpretation of the provisions of such by-law.

## ARTICLE 2 - GENERAL

2.01 Corporate seal

The Corporation may have a corporate seal which shall be adopted and may be changed by resolution of the board.

2.02 Financial year

The board may by resolution fix the financial year of the Corporation and, subject to the concurrence of the Minister of National Revenue, the directors may from time to time by resolution change the financial year of the Corporation.

2.03 Execution of documents

(a) Instruments in writing requiring execution by the Corporation may be signed on behalf of the Corporation by

(i) the Chairperson of the Board,

(ii) the President,

(iii) the Chief Financial Officer,

(iv) any two persons, one of whom holds the office of Managing Director, Vice-President or director, and the other of whom holds one of the said offices or the office of Secretary, Assistant Secretary, Treasurer, or Assistant Treasurer, or

(v) any two directors,

and all instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board may from time to time by resolution appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign instruments in writing generally or to sign specific instruments in writing.

(b) The corporate seal of the Corporation (if any) may be affixed to instruments in writing signed as aforesaid by any person authorized to sign the same or at the direction of any such person.

(c) The term "instruments in writing" as used herein shall include deeds, contracts, mortgages, hypothecs, charges, conveyances, transfers and assignments of property real or personal, immoveable or moveable, agreements, releases, receipts and discharges for the payment of money or other obligations, cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money, conveyances, transfers and assignments of shares, instruments of proxy, powers of attorney, stocks, bonds, debentures or other securities or any paper writings.

(d) Subject to the provisions of section 10.02 hereof, the signature or signatures of an officer or director, person or persons appointed as aforesaid by resolution of the board, may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all instruments in writing executed or issued by or on

behalf of the Corporation and all instruments in writing on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such officers or persons whose signature or signatures is or are so reproduced and shall be as valid as if they had been signed manually notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such instruments in writing.

2.04 Declaration and payment of dividends

(a) Subject to the provisions of the Act and the articles, the board may from time to time by resolution declare and the Corporation may then pay dividends on the issued shares of the Corporation in money or property or by issuing fully paid shares of the Corporation.

(b) In case several persons are registered as joint holders of any shares of the Corporation, the cheque for any dividend payable to such joint holders shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and if more than one address appears on the books of the Corporation in respect of such joint holding the cheque shall be mailed to the first address so appearing.

(c) In case several persons are registered as the joint holders of any shares of the Corporation, any one of such persons may, in respect of such shares, give effectual receipts for all dividends and payments on account of dividends and/or redemption payments.

2.05 Divisions

The board may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including, without limitation, types of business or operations, geographical territories, product lines or goods or services, as the board may consider appropriate in each case. From time to time the board or any person authorized by the board may authorize, upon such basis as may be considered appropriate in each case:

(a) the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions or sub-units;

(b) the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation; and

(c) the appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer's rights under any employment contract or in law, provided that any such officer shall not, as such, be an officer of the Corporation.

## ARTICLE 3 - DIRECTORS

3.01 Power to borrow

The board may from time to time

(i) borrow money on the credit of the Corporation;

(ii) issue, reissue, sell or pledge debt obligations of the Corporation;

(iii) subject to the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any debt obligation of the Corporation.

3.02 Delegation of power to borrow

The board may by resolution delegate all or any of the powers conferred on them by paragraphs (i) and (iii) of section 3.01 hereof, to any one or more of the directors, the Managing Director, any committee of the board, the Chairperson of the Board (if any), the President, any Vice-President, the Secretary, the Treasurer, any Assistant Secretary, any Assistant Treasurer or the General Manager.

## ARTICLE 4 - COMMITTEES

4.01 Appointment

The board may appoint from among their number one or more committees and may by resolution delegate to any such committee any powers of the board, subject to such restrictions as may be imposed from time to time by resolution of the board and subject to the limits on authority contained in the Act.

4.02 Provisions applicable

The following provisions shall apply to any committee appointed by the board:

(i) unless otherwise provided by resolution of the directors, each member of the committee shall continue to be a member thereof until the expiration of his or her term of office as a director;

(ii) the board may from time to time by resolution specify which member of the committee shall be the chairperson thereof and, subject to the provisions of section 4.01 of this by-law, may by resolution modify,

dissolve or reconstitute the committee and make such regulations with respect to and impose such restrictions upon the exercise of the powers of the committee as the directors think expedient;

(iii) the meetings and proceedings of the committee shall be governed by the provisions of the by-laws of the Corporation for regulating the meetings and proceedings of the board so far as the same are applicable thereto and are not superseded by any regulations or restrictions made or imposed by the board pursuant to the foregoing provisions hereof;

(iv) the members of the committee as such shall be entitled to such remuneration for their services as members of the committee as may be fixed by resolution of the board, who are hereby authorized to fix such remuneration;

(v) unless otherwise provided by resolution of the board, the Secretary of the Corporation shall be the secretary of the committee;

(vi) subject to the provisions of section 4.01 hereof, the board shall fill vacancies in the committee by appointment from among their number; and

(vii) unless otherwise provided by resolution of the board, meetings of the committee may be convened by the direction of any member thereof.

## ARTICLE 5 - MEETINGS OF THE BOARD

5.01 Place of meetings

Meetings of the board and of any committee of the board may be held at any place within or outside Canada.

5.02 Calling of meetings

A meeting of the board may be called at any time by the Chairperson of the Board, the President, a Vice-President (if he or she is a director) or any two of the directors and the Secretary shall cause notice of a meeting of the board to be given when so directed by such person or persons.

5.03 Notice of meetings

(a) Notice of any meeting of the board shall be given in accordance with the terms of section 13.01 hereof to each director not less than two days (exclusive of Saturdays, Sundays, holidays and the day on which the notice is given but inclusive of the day of the meeting) before the meeting is to take place.

(b) Notice of an adjourned meeting of the board is not required to be given if the time and place of the adjourned meeting are announced at the original meeting.

(c) A meeting of the board may be held at any time without formal notice if all the directors, in any manner, waive notice or signify their consent to the meeting being held without formal notice. Notice of any meeting or any irregularity in any meeting or in the notice thereof may be waived by any director either before or after such meeting. Attendance of a director at a meeting of the board is a waiver of notice of the meeting except where the director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

(d) The notice of a meeting of the board shall specify the time and place at which such meeting will be held and any of the following matters that are to be dealt with at the meeting:

(i) the submission to the shareholders of any question or matter requiring the approval of the shareholders;

(ii) the filling of a vacancy among the board or in the office of auditor of the Corporation or appointing additional directors;

(iii) the issue of securities of the Corporation;

(iv) the declaration of a dividend or dividends on shares of the Corporation;

(v) the purchase, redemption or other acquisition of shares of the Corporation;

(vi) the payment of a commission for purchase of shares of the Corporation;

(vii) the approval of a management proxy circular;

(viii) the approval of a take-over bid circular or circular of the board;

(ix) the approval of the annual financial statements of the Corporation; or

(x) the adoption, amendment or repeal of any by-law or by-laws.

5.04 <u>Regular meetings</u>

The board may by resolution fix a day or days in any month or months for the holding of regular meetings at a time and place specified in such resolution. A copy of any resolution of the board specifying the time and place for the holding of regular meetings of the board shall be sent to each director at least two days (exclusive of Saturdays, Sundays, holidays and the day on which the copy of the resolution is sent but inclusive of the day of the first of such regular

meetings) before the first of such regular meetings and no notice shall be required for any of such regular meetings.

5.05 First meeting of new board

No notice need be given to the newly elected or appointed director or directors for the first meeting of the board to be held immediately following the election of directors at an annual or other meeting of the shareholders or for a meeting of the board at which a director is appointed to fill a vacancy in the board.

5.06 Participation

Where all the directors have consented thereto, any director may participate in a meeting of the board or any committee of the board by means of telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other and a director participating in such a meeting by such means shall be deemed to be present at that meeting for purposes of the Act and this by-law.

5.07 Chairperson of meetings

Subject to the provisions of any resolution of the directors specifying the duties of the Chairperson of the Board hereof, the President (if he or she is present) or in his or her absence, a Vice-President in order of seniority of appointment (if he or she is a director and if he or she is present), shall preside as chairperson at all meetings of the board. In the absence of the President and a Vice-President who is a director, the directors present shall choose a person from their number to be the chairperson of the meeting.

5.08 Quorum

Subject to the articles and the qualification that at least 25% or, if the Corporation has fewer than four directors at least one, of the directors present be resident Canadians, a majority of the number of directors or minimum number of directors required by the articles constitutes a quorum at any meeting of directors.

5.09 Voting

All questions arising at any meeting of the board shall be decided by a majority of votes, but in case of an equality of votes, the chairperson of the meeting (if he or she is a director) shall not have, in addition to his or her original vote, a second or casting vote.

## ARTICLE 6 - STANDARD OF CARE OF DIRECTORS AND OFFICERS

6.01 Liability for acts of others

Subject to the provisions of the Act, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipts or acts for conformity or for any loss, damage, or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by order of the board for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency, or tortious act of any person with whom any moneys, securities or effects of the Corporation shall be lodged or deposited or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto.

## ARTICLE 7 - FOR THE PROTECTION OF DIRECTORS AND OFFICERS

7.01 Indemnity of Directors and Officers

Subject to the provisions of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal or administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity if:

(a) the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request; and;

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

7.02 Directors' expenses

The directors shall be reimbursed for their out-of-pocket expenses incurred in attending board, committee or shareholders' meetings or otherwise in respect of the performance by them of their duties and no confirmation by the shareholders of any such reimbursement shall be required.

7.03 Responsibility for contracts

The directors for the time being shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board. If any director or officer shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member, shareholder, director or officer of a person which is employed by or performs services for the Corporation, the fact of his or her being a director or officer of the Corporation shall not disentitle such director or officer or such person from receiving proper remuneration for such services.

7.04 Submission of contracts or transactions to shareholders for approval

The board in its discretion may submit any contract, act or transaction for approval or ratification at any annual or general meeting of the shareholders called for the purpose, *inter alia*, of considering such contract, act or transaction and any contract, act or transaction so submitted that is approved by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act, by the articles or by any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved or ratified by every shareholder.

## ARTICLE 8 - OFFICERS

8.01 Officers

The board may, annually or as often as may be required, by resolution appoint a President or a Chairperson of the Board, and a Secretary. In addition, the board may from time to time by resolution appoint such other officers as the board determines to be necessary or advisable in the interests of the Corporation, which officers shall have such authority and shall perform such duties as are hereinafter specified or as may from time to time be prescribed by resolution of the board. None of the said officers need be a member of the board. Any two of the aforesaid offices may be held by the same person except those of President and Vice-President.

8.02 Appointment of President or Chairperson of the Board and Secretary

At the first meeting of the board after each annual meeting of shareholders, the board may appoint a President or a Chairperson of the Board, and a Secretary. In default of any such appointment the then incumbent shall hold office until his or her successor is appointed.

8.03 Removal of officers

All officers shall be subject to removal by resolution of the board at any time.

8.04 Delegation of duties of officers

In case of the absence or inability to act of the Chairperson of the Board, the President, a Vice-President or any other officer of the Corporation, or for any other reason that the board may deem sufficient, the board may delegate the powers of such officer to any other person for the time being.

8.05 Chairperson of the Board

If the provisions of a resolution of the board so specify, the Chairperson of the Board shall, if present, preside at all meetings of the board and shareholders. He or she shall sign all instruments which require his or her signature and shall perform all duties incident to his or her office, and shall have such other powers and duties as may from time to time be assigned to him or her by the board.

8.06 President

Subject to the provisions of any resolution of the board specifying the duties of the Chairperson of the Board, the President shall, if present, preside at all meetings of directors and shareholders. He or she shall sign all instruments which require his or her signature and shall perform all duties incident to his or her office, and shall have such other powers and duties as may from time to time be assigned to him or her by the board.

8.07 Managing Director

The directors may appoint from their number a Managing Director who is a resident Canadian and may delegate to such Managing Director any of the powers of the board (except power to do anything referred to in subsection (d) of section 5.03 hereof).

8.08 General Manager

The General Manager shall have such powers to manage the business of the Corporation (except power to do anything referred to in subsection (d) of section 5.03 hereof) as may from time to time be prescribed by resolution of the board.

8.09 Vice-President

During the President's absence or inability or refusal to act, the President's duties may be performed and his or her powers may be exercised by the Vice-President, or if there are more than one, by the Vice-Presidents in order of seniority or designation (as determined by the board), except that no Vice-President shall preside at a meeting of the board unless he or she is a

director. A Vice-President shall also perform such duties and exercise such powers as may from time to time be prescribed by resolution of the board.

8.10 Secretary

The Secretary shall give, or cause to be given, all notices required to be given to shareholders, directors, auditors and members of committees. He or she shall enter or cause to be entered in the books kept for that purpose minutes of all proceedings at the meetings of directors and of shareholders. He or she shall be the custodian of the corporate seal (if any) of the Corporation and of all books, papers, records, documents and other instruments belonging to the Corporation. He or she shall perform such other duties as may from time to time be prescribed by resolution of the board.

8.11 Treasurer

The Treasurer shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such depositary or depositaries as the board may by resolution direct. He or she shall at all reasonable times exhibit his or her books and accounts to any director upon application at the office of the Corporation during business hours. He or she shall sign or countersign such instruments as require his or her signature and shall perform all duties incident to his or her office or that are properly required of him or her by resolution of the board. He or she may be required to give such bond for the faithful performance of his or her duties as the board in its discretion may require but no director shall be liable for failure to require any bond or for the insufficiency of any bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

8.12 Assistant Secretary and Assistant Treasurer

(a) During the Secretary's absence or inability or refusal to act, the Assistant Secretary (if any) shall perform all the duties of the Secretary. The Assistant Secretary shall also have such other powers and duties as may from time to time be assigned to him or her by resolution of the board.

(b) During the Treasurer's absence or inability or refusal to act, the Assistant Treasurer (if any) shall perform all the duties of the Treasurer. The Assistant Treasurer shall also have such other powers and duties as may from time to time be assigned to him or her by resolution of the board.

8.13 Delegation of Board Powers

The board may from time to time by resolution delegate to any officer or officers power to manage the business of the Corporation except power to do anything referred to in subsection (d) of section 5.03 hereof.

8.14 Vacancies

If any office of the Corporation shall for any reason be or become vacant, the directors by resolution may appoint a person to fill such vacancy.

8.15 Variation of duties

Notwithstanding the foregoing, from time to time the board may by resolution vary, add to or limit the powers and duties of an office or of an officer occupying any office.

8.16 Chief Executive Officer

(a) The board may by resolution designate any one of the officers as the chief executive officer of the Corporation and may from time to time by resolution rescind any such designation and designate another officer as the chief executive officer of the Corporation. If the board shall fail to designate one of the officers as the chief executive officer of the Corporation or if at any time or from time to time the board shall rescind any such designation without designating another officer as the chief executive officer of the Corporation, the President shall be deemed to have been designated the chief executive officer of the Corporation until the board designates another officer as the chief executive officer of the Corporation.

(b) The officer designated or deemed to have been designated as the chief executive officer of the Corporation pursuant to subsection (a) of this section shall exercise general supervision over the affairs of the Corporation.

## ARTICLE 9 - MEETINGS OF SHAREHOLDERS

9.01 Calling of meetings

A meeting of shareholders may be called at any time by resolution of the board or by the Chairperson of the Board or the President and the Secretary shall cause notice of a meeting of shareholders to be given when directed so to do by resolution of the board or by the Chairperson of the Board or the President.

9.02 Giving of notice

A printed, written or typewritten notice of each meeting of shareholders shall be given in accordance with section 13.01 hereof to the Chairperson of the Board, the President, the Secretary, each director and the auditor of the Corporation and to each shareholder entitled to vote at such meeting not less than 21 days (exclusive of the day on which the notice is given and of the day of such meeting) nor more than 60 days (inclusive of the day on which the notice is given and of the day of such meeting) before the meeting.

9.03 Omission of notice

Accidental omission to give notice of any meeting to any person entitled thereto or the non-receipt of any notice by any such person shall not invalidate any resolution passed or any proceedings taken at any meeting.

9.04 Persons entitled to be present

The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat and the Chairperson of the Board, the President, the Secretary, the directors, the scrutineer or scrutineers and the auditor of the Corporation and others who although not entitled to vote are entitled or required under any provisions of the Act or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

9.05 Deposit of Proxies

The board may from time to time pass resolutions establishing regulations regarding the lodging of proxies at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of such proxies to be sent in writing before the meeting or adjourned meeting to the Corporation or any agent of the Corporation for the purpose of receiving such particulars and providing that proxies so lodged may be voted upon as though the proxies themselves were produced at the meeting or adjourned meeting, and votes given in accordance with such regulations shall be valid and shall be counted. The chairperson of any meeting of shareholders may, subject to any regulations made as aforesaid, in his or her discretion accept written communication as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such written communication accepted by the chairperson shall be valid and shall be counted.

9.06 Chairperson and Secretary

(a) Subject to the provisions of this section and of section 8.05 hereof, the President, or in his or her absence a Vice-President who is a director, shall preside as chairperson at each meeting of shareholders. In the event that the Chairperson of the Board (if any), the President and each Vice-President who is a director

(i) are not present at a meeting within 15 minutes after the time appointed for the holding of the meeting, or

(ii) are unable or refuse to preside as chairperson at such meeting,

the shareholders present shall by a show of hands choose a person from their number to be the chairperson.

(b) The Secretary shall be the secretary of any meeting of shareholders but if the Secretary is not present the chairperson shall appoint some person who need not be a shareholder to act as secretary of the meeting.

9.07 Scrutineers

The chairperson of any meeting of shareholders may appoint one or more persons to act as scrutineer or scrutineers at such meeting and in that capacity to report to the chairperson such information as to attendance, representation, voting and other matters at the meeting as the chairperson shall direct.

9.08 Votes to govern

At all meetings of shareholders every question shall, unless otherwise required by law, the articles or the bylaws, be decided by the majority of the votes duly cast on the question, and in the case of an equality of votes, the chairperson presiding at the meeting (if he or she is a shareholder entitled to vote at the meeting) shall both on a show of hands and on a ballot have a second or casting vote in addition to the vote or votes to which he or she may be entitled as a shareholder.

9.09 Voting

(a) At all meetings of shareholders, every question submitted to the meeting shall be decided by a show of hands unless a ballot thereon is required by the chairperson or is demanded by any shareholder present in person or represented by proxy and entitled to vote. Upon a show of hands every person present who is either a shareholder entitled to vote or the duly appointed proxyholder of such a shareholder shall have one vote. Either before or after a vote by a show of hands has been taken upon any question the chairperson may require, or any shareholder present in person or represented by proxy and entitled to vote may demand, a ballot thereon. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairperson of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the proceedings at the meeting shall be *prima facie* evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the meeting. A demand for a ballot may be withdrawn at any time prior to the taking of the ballot.

(b) Notwithstanding the provisions of section 9.09(a) of this by-law, any vote may be held entirely by means of a telephonic, electronic or other communication facility that the Corporation makes available and a person participating in a meeting of shareholders and entitled to vote at that meeting may vote by means of the telephonic, electronic or other communication facility provided for that purpose.

9.10 Adjournment

The chairperson may with the consent of any meeting adjourn such meeting from time to time.

9.11 Quorum

(a) At any meeting of shareholders, the shareholder or shareholders present in person or represented by proxy and entitled to attend and vote at such meeting shall be a quorum for the choice of a chairperson (if required) and for the adjournment of the meeting. Subject to subsection (b) of this section, for all other purposes a quorum for any meeting of shareholders (unless a greater number of shareholders and/or a greater number of shares are required by the Act or by the articles or by-laws) shall be two (2) individuals present in person, each of whom is either a shareholder entitled to attend and vote at such meeting or a proxyholder appointed by such a shareholder, holding or representing by proxy not less than 5% of the total number of the issued shares of the Corporation for the time being enjoying voting rights at such meeting. No business shall be transacted at any meeting while the requisite quorum is not present.

(b) If the Corporation has only one (1) shareholder or only one shareholder of any class or series of shares, the shareholder present in person or represented by proxy constitutes a meeting.

## ARTICLE 10 – SHARES AND TRANSFERS

10.01 Lien for indebtedness

The Corporation has a lien on a share or shares registered in the name of a shareholder or the shareholder's personal representative for a debt of that shareholder to the Corporation and the right of the Corporation to the lien shall be noted conspicuously on every share certificate. The board may refuse to permit the registration of a transfer of any share or shares of the Corporation registered in the name of a shareholder who is indebted to the Corporation.

10.02 Certificates

(a) Share certificates for shares of the Corporation (and the form of stock transfer power on the reverse side thereof) shall (subject to compliance with the provisions of the Act) be in such form as the board may from time to time by resolution approve. Unless otherwise provided by resolution of the board, such certificates may be signed manually by the Chairperson of the Board, the President or a Vice-President and the Chief Financial Officer, the Secretary or an Assistant Secretary (if any) holding office at the time of signing and notwithstanding any change in the persons holding such offices between the time of actual signing and the issuance of any certificate and notwithstanding that the Chairperson of the Board, the President or Vice-President or Chief Financial Officer or Secretary or Assistant Secretary signing may not have

held office at the date of the issuance of such certificate, any such certificate so signed shall be valid and binding upon the Corporation.

(b) Notwithstanding the provisions of section 2.03 of this by-law, the signature of the Chairperson of the Board or the President or a Vice-President may be printed, engraved, lithographed or otherwise mechanically reproduced upon certificates for shares of the Corporation and certificates so signed shall be deemed to have been manually signed by the Chairperson of the Board or the President or Vice-President whose signature is so printed, engraved, lithographed or otherwise mechanically reproduced thereon and shall be as valid as if they had been signed manually. Where the Corporation has appointed a registrar, transfer agent or branch transfer agent the signature of the Chief Financial Officer or Secretary or Assistant Secretary may also be printed, engraved, lithographed or otherwise mechanically reproduced and when manually countersigned by or on behalf of a registrar, transfer agent or branch transfer agent share certificates so signed shall be as valid as if they had been signed manually.

10.03 Registrar and transfer agent

The Corporation may from time to time, if authorized by resolution of the board, appoint or remove

(i) one or more registrars and transfer agents to keep a register of shareholders and a register of transfers, and

(ii) one or more branch transfer agents to keep one or more branch registers of shareholders and/or branch registers of transfers

for the shares of the Corporation or any class thereof. Subject to compliance with the provisions of the Act, the board may by resolution provide for the transfer and the registration of transfers of shares of the Corporation in one or more places and such registrar and transfer agents and/or branch transfer agents shall keep all necessary books and registers of the Corporation for the registration and transfer of such shares of the Corporation. All share certificates issued by the Corporation for shares for which a registrar and transfer agent and/or one or more branch transfer agents have been appointed as aforesaid shall be countersigned by or on behalf of one of the said registrars and transfer agents and/or branch transfer agents.

10.04 Transfer of shares

Subject to the provisions of the Act and subject to the restrictions on transfer (if any) set forth in the articles and by-laws, shares of the Corporation shall be transferable on the books of the Corporation upon surrender of the certificate representing such shares properly endorsed or accompanied by a properly executed transfer.

10.05 Defaced, destroyed, stolen or lost certificates

Where the owner of a share or shares of the Corporation claims that the certificate for such share or shares has been defaced, lost, apparently destroyed or wrongfully taken, the Corporation shall issue a new share certificate in place of the original share certificate if such owner

(i) so requests before the Corporation has notice that shares represented by the original certificate have been acquired by a purchaser for value without notice of an adverse claim;

(ii) furnishes the Corporation with an indemnity bond sufficient in the Corporation's opinion to protect the Corporation and any transfer agent, branch transfer agent, registrar or other agent from any loss that it or they might suffer by complying with the request to issue a new share certificate; and

(iii) satisfies any other reasonable requirements imposed by the Corporation.

## ARTICLE 11 - RECORD DATES

11.01 Effect of record date

In every case where a record date is fixed in respect of the payment of a dividend, the making of a liquidation distribution or the issue of warrants or other rights to subscribe for shares or other securities, only shareholders of record at the record date shall be entitled to receive such dividend, liquidation distribution, warrants or other rights.

## ARTICLE 12 - CORPORATE RECORDS AND INFORMATION

12.01 No discovery of information

Subject to the provisions of the Act, no shareholder shall be entitled to, or to require discovery of, any information respecting any details or conduct of the Corporation's business which in the opinion of the board would be inexpedient or inadvisable in the interests of the Corporation to communicate to the public.

12.02 Conditions for inspection

The board may from time to time by resolution determine whether and to what extent and at what times and place and under what conditions or regulations the accounts and books of the

Corporation or any of them shall be open to the inspection of shareholders, and no shareholder shall have any right to inspect any account or book or document of the Corporation, except as specifically provided for in this article or as otherwise provided for by statute or as authorized by resolution of the board.

## ARTICLE 13 - NOTICES

13.01 Method of giving notice

Any notice, communication or other document to be given by the Corporation to a shareholder, director, officer, or auditor of the Corporation under any provision of the Act, the articles or by-laws shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his or her latest address as shown in the records of the Corporation or its transfer agent or if mailed by prepaid ordinary mail or air mail in a sealed envelope addressed to him or her at his or her latest address as shown in the records of the Corporation or its transfer agent or if sent by any means of wire or wireless or any other form of transmitted or recorded communication. The Secretary may change the address on the records of the Corporation of any shareholder in accordance with any information believed by him or her to be reliable. A notice, communication or document so delivered shall be deemed to have been given when it is delivered personally or at the address aforesaid. A notice, communication or document so mailed shall be deemed to have been given on the day it is deposited in a post office or public letter box. A notice sent by any means of wire or wireless or any other form of transmitted or recorded communication shall be deemed to have been given when delivered to the appropriate communication corporation or agency or its representative for dispatch.

13.02 Shares registered in more than one name

All notices or other documents with respect to any shares of the Corporation registered in the names of several persons as joint shareholders shall be given to whichever of such persons is named first on the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

13.03 Persons becoming entitled by operation of law

Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any share or shares of the Corporation shall be bound by every notice or other document in respect of such share or shares which, previous to his or her name and address being entered on the records of the Corporation, shall be duly given to the person or persons from whom he or she derives his or her title to such share or shares.

13.04 Deceased shareholder

Any notice or document delivered or sent by mail or left at the address of any shareholder as such address appears on the records of the Corporation shall, notwithstanding that such shareholder is then deceased and whether or not the Corporation has notice of his or her death, be

deemed to have been duly given or served in respect of the shares whether held solely or jointly with other persons by such shareholder until some other person is entered in his or her stead on the records of the Corporation as the holder or one of the joint holders thereof and such service of such notice shall for all purposes be deemed a sufficient service of such notice or document on his or her heirs, personal representatives, executors or administrators and on all persons, if any, interested with him or her in such shares.

13.05 Signature to notice

The signature to any notice to be given by the Corporation may be written, stamped, typewritten, printed or otherwise mechanically reproduced in whole or in part.

13.06 Proof of service

A certificate of the Chairperson of the Board, the President, a Vice-President, the Secretary or the Treasurer or of any other officer in office at the time of the making of the certificate or of a transfer officer of any registrar and transfer agent or branch transfer agent of shares of any class of the Corporation as to facts in relation to the delivery or mailing or service of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director and officer and on the auditor of the Corporation.

13.07 Computation of time

Except as otherwise expressly provided in the articles or by-laws, where a given number of days' notice or notice extending over any period is required to be given, the day of service or mailing of the notice shall be counted in such number of days or other period.

## ARTICLE 14 - EFFECTIVE DATE

14.01 Coming into force

This by-law shall come into force upon, and only upon, being confirmed by the shareholders entitled to vote thereon in accordance with the Act.

**PASSED AND MADE** this 25th day of January, 2007.

President

Chief Financial Officer

2237093.1



Industry Canada Industrie Canada



**Certificate of Incorporation**

**Canada Business Corporations Act**

**Certificat de constitution**

**Loi canadienne sur les sociétés par actions**

**Chrysalis Capital IV Corporation**

Name of corporation-Dénomination de la société

664034-6

Corporation number-Numéro de la société

I hereby certify that the above-named corporation, the articles of incorporation of which are attached, was incorporated under the *Canada Business Corporations Act.*

Je certifie que la société susmentionnée, dont les statuts constitutifs sont joints, a été constituée en société en vertu de la *Loi canadienne sur les sociétés par actions.*

Richard G. Shaw
Director - Directeur

October 12, 2006 / le 12 octobre 2006

Date of Incorporation - Date de constitution

Canada



Industry Canada | Industrie Canada

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

**ELECTRONIC TRANSACTION REPORT** | **RAPPORT DE LA TRANSACTION ÉLECTRONIQUE**

**ARTICLES OF INCORPORATION (SECTION 6)** | **STATUTS CONSTITUTIFS (ARTICLE 6)**

**Processing Type - Mode de Traitement:** E-Commerce/Commerce-É

**1. Name of Corporation - Dénomination de la société**

Chrysalis Capital IV Corporation

**2. The province or territory in Canada where the registered office is to be situated - La province ou le territoire au Canada où se situera le siège social**

ON

**3. The classes and any maximum number of shares that the corporation is authorized to issue - Catégories et le nombre maximal d'actions que la société est autorisée à émettre**

The annexed schedule is incorporated in this form.
L'annexe ci-jointe fait partie intégrante de la présente formule.

**4. Restrictions, if any, on share transfers - Restrictions sur le transfert des actions, s'il y a lieu**

The annexed schedule is incorporated in this form.
L'annexe ci-jointe fait partie intégrante de la présente formule.

**5. Number (or minimum and maximum number ) of directors - Nombre ( ou nombre minimal et maximal ) d'administrateurs**

Minimum: 3 Maximum: 11

**6. Restrictions, if any, on business the corporation may carry on - Limites imposées à l'activité commerciale de la société, s'il y a lieu**

The annexed schedule is incorporated in this form.
L'annexe ci-jointe fait partie intégrante de la présente formule.

**7. Other provisions, if any - Autres dispositions, s'il y a lieu**

The annexed schedule is incorporated in this form.
L'annexe ci-jointe fait partie intégrante de la présente formule.

**8. Incorporators - Fondateurs**

| Name(s) - Nom(s) | Address (including postal code) - Adresse (inclure le code postal) | Signature |
|---|---|---|
| ROBERT MUNRO | 36 MCRAE DRIVE,<br>TORONTO, ONTARIO, CANADA, M4G 1R9 | ROBERT MUNRO |

Canada

## Item 3 - Shares / Rubrique 3 - Actions

The Corporation is authorized to issue an unlimited number of shares without nominal or par value of a class designated as common shares (hereinafter called the "Common Shares").

The holders of the Common Shares are entitled to:

(i) vote at any meeting of shareholders of the Corporation other than meetings of the holders of another class of shares;

(ii) to receive the remaining property of the Corporation upon dissolution; and

(iii) to receive any dividend declared by the directors of the Corporation on the Common Shares.

### Item 4 - Restrictions on Share Transfers / Rubrique 4 - Restrictions sur le transfert des actions

No security holder of the Corporation shall be entitled to transfer registered or beneficial ownership of any security or securities of the Corporation without either:

(a) the consent of the holders of more than 50 per cent of the Common Shares for the time being outstanding expressed by a resolution passed by the votes of the holders of more than 50 per cent of the Common Shares for the time being outstanding at a meeting of the holders of the Common Shares or by a resolution in writing signed by all the holders of the Common Shares for the time being outstanding or by an instrument or instruments in writing signed by the holders of more than 50 per cent of the Common Shares for the time being outstanding; or

(b) the consent of the directors of the Corporation expressed by a resolution passed at a meeting of the board of directors of the Corporation or by a resolution in writing signed by all the directors of the Corporation or by an instrument or instruments in writing signed by a majority of the directors of the Corporation.

**Item 6 - Restrictions - Business / Rubrique 6 - Restrictions - activité commerciale**

The Corporation is not restricted by these articles of incorporation from carrying on any business or businesses.

**Item 7 - Other Provisions / Rubrique 7 - Autres dispositions**

The following provisions apply to the Corporation:

(a) The Corporation shall have a lien on any share registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation.

(b) The directors of the Corporation may, without authorization of the shareholders of the Corporation:

(i) borrow money upon the credit of the Corporation;

(ii) issue, reissue, sell or pledge debt obligations of the Corporation;

(iii) give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any debt, obligation or liability of the Corporation.

To the maximum extent permitted by law, the directors may by resolution delegate, either generally or in any particular case, any or all of the powers referred to in this clause to a director, a committee of directors or an officer of the Corporation, and any reference in this clause to the directors includes, for greater certainty, any further authorized delegate.

(c) The board of directors are hereby empowered from time to time to appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

 Industrie Canada

**Certificate of Amendment**

**Canada Business Corporations Act**

**Certificat de modification**

**Loi canadienne sur les sociétés par actions**

| Chrysalis Capital IV Corporation | 664034-6 |
|---|---|
| Name of corporation-Dénomination de la société | Corporation number-Numéro de la société |

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

| | | |
|---|---|---|
| a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice; | ☐ | a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint; |
| b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares; | ☐ | b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions; |
| c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment; | ☑ | c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes; |
| d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization; | ☐ | d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes; |

Richard G. Shaw
Director - Directeur

January 25, 2007 / le 25 janvier 2007
Date of Amendment - Date de modification

Canadä

Industry Canada Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

**ELECTRONIC TRANSACTION REPORT** — **RAPPORT DE LA TRANSACTION ÉLECTRONIQUE**

**ARTICLES OF AMENDMENT (SECTIONS 27 OR 177)** — **CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)**

**Processing Type - Mode de traitement:** E-Commerce/Commerce-É

| 1. **Name of Corporation - Dénomination de la société** | 2. **Corporation No. - N° de la société** |
| --- | --- |
| Chrysalis Capital IV Corporation | 664034-6 |

3. **The articles of the above-named corporation are amended as follows:**
**Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:**

By deleting Article 4 in the Articles of Incorporation pertaining to the restrictions on share transfers of the Corporation.

| Date | Name - Nom | Signature | Capacity of - en qualité |
| --- | --- | --- | --- |
| 2007-01-25 | ROBERT MUNRO | | DIRECTOR |



Canada

RECEIVED
2008 JUN 26 P 1:13

FOR IMMEDIATE RELEASE

TSX Venture Exchange Symbol: CIV.P



**CHRYSALIS CAPITAL IV CORPORATION**
**To Commence Trading**

**February 13, 2007** – Chrysalis Capital IV Corporation (the "Corporation") is pleased to announce that its common shares will begin trading on the TSX Venture Exchange (the "TSXV") on February 15, 2007 under the trading symbol of "**CIV.P**" and not on February 16, 2007 as was previously announced.

The Corporation is the fourth capital pool company ("CPC") formed by The Chrysalis Capital Group Inc. ("Chrysalis"). Chrysalis is entirely focused on generating superior shareholder returns through the creation of a series of unique CPCs. To date, Chrysalis has established four CPCs – Chrysalis Capital I: now PharmEng International Inc. (TSXV:PII), Chrysalis Capital II: now Tangarine Payment Solutions Corp. (TSXV:TAN), Chrysalis Capital III: now U.S. Silver Corporation (TSXV:USA) and Chrysalis Capital IV: which completed its IPO on February 12, 2007. For more information about Chrysalis, please visit www.tccg.ca.

***The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.***

***Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Corporation assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Corporation. Additional information identifying risks and uncertainties is contained in the Corporation's filings with the Canadian securities regulators, which filings are available at www.sedar.com.***

For more information, please contact:

Marc Lavine, Chairman and Chief Executive Officer
Robert Munro, President and Chief Financial Officer
Chrysalis Capital IV Corporation
T: (416) 352-5763
contact@tccg.ca
www.tccg.ca



FOR IMMEDIATE RELEASE TSX Venture Exchange Symbol: CIV.P

**CHRYSALIS CAPITAL IV CORPORATION**
**Completes $850,000 Initial Public Offering**

**February 12, 2007** – The Chrysalis Capital Group Inc. ("Chrysalis") is pleased to announce the completion of the initial public offering ("IPO") of its fourth capital pool company, Chrysalis Capital IV Corporation (the "Corporation"). The Corporation issued 4,250,000 common shares at a price of $0.20 per share, for gross proceeds to the Corporation of $850,000. As a result of this issuance, the Corporation has 7,250,000 common shares issued and outstanding.

The common shares of the Corporation are scheduled to commence trading on the TSX Venture Exchange (the "TSXV") on February 16, 2007 under the trading symbol of "**CIV.P**".

In addition to granting stock options at $0.20 per share to its agent, Canaccord Capital Corporation, and to its directors and officers, the Corporation has granted 72,500 charitable options to The Arthritis & Autoimmunity Research Centre Foundation; continuing Chrysalis' long-standing commitment to corporate giving.

The net proceeds of the IPO will be used by the Corporation to identify and evaluate assets of businesses for acquisition with a view to completing a "Qualifying Transaction" under the Capital Pool Company program of the TSXV as disclosed in the Corporation's prospectus dated January 26, 2007.

The Corporation is the fourth capital pool company ("CPC") formed by Chrysalis. Chrysalis is entirely focused on generating superior shareholder returns through the creation of a series of unique CPCs. To date, Chrysalis has established four CPCs – Chrysalis Capital I: now PharmEng International Inc. (TSXV:PII), Chrysalis Capital II: now Tangarine Payment Solutions Corp. (TSXV:TAN), Chrysalis Capital III: now U.S. Silver Corporation (TSXV:USA) and Chrysalis Capital IV: which completed its IPO on February 12, 2007. For more information about Chrysalis, please visit www.tccg.ca.

***The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.***

***Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Corporation assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Corporation. Additional***

***information identifying risks and uncertainties is contained in the Corporation's filings with the Canadian securities regulators, which filings are available at www.sedar.com.***

For more information, please contact:

Marc Lavine, Chairman and Chief Executive Officer
Robert Munro, President and Chief Financial Officer
Chrysalis Capital IV Corporation
T: (416) 352-5763
contact@tccg.ca
www.tccg.ca

# FORM 51-102F3
# MATERIAL CHANGE REPORT

**Item 1. Name and Address of Company**
Chrysalis Capital IV Corporation (the "**Corporation**")
400 – 1255 Bay Street
Toronto, Ontario
M5R 2A9

**Item 2. Date of Material Change**
February 12, 2007

**Item 3. News Release**
Press releases were disseminated on February 12, 2007 and February 13, 2007 via Canada NewsWire.

**Item 4. Summary of Material Change**
The Corporation announced that it completed its initial public offering of 4,250,000 common shares and commenced trading on the TSX Venture Exchange on February 15, 2007.

**Item 5. Full Description of Material Change**
Please refer to the press releases issued on February 12, 2007 and February 13, 2007, attached as Schedule "A" hereto.

**Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102**
Not Applicable.

**Item 7. Omitted Information**
Not Applicable.

**Item 8. Executive Officer**

Robert Munro - Chief Financial Officer and President
Telephone: (647) 477.5513

**Item 9. Date of Report**
February 21, 2007

## SCHEDULE A

FOR IMMEDIATE RELEASE TSX Venture Exchange Symbol: CIV.P

**CHRYSALIS CAPITAL IV CORPORATION**
**Completes $850,000 Initial Public Offering**

**February 12, 2007** – The Chrysalis Capital Group Inc. ("Chrysalis") is pleased to announce the completion of the initial public offering ("IPO") of its fourth capital pool company, Chrysalis Capital IV Corporation (the "Corporation"). The Corporation issued 4,250,000 common shares at a price of $0.20 per share, for gross proceeds to the Corporation of $850,000. As a result of this issuance, the Corporation has 7,250,000 common shares issued and outstanding.

The common shares of the Corporation are scheduled to commence trading on the TSX Venture Exchange (the "TSXV") on February 16, 2007 under the trading symbol of "**CIV.P**".

In addition to granting stock options at $0.20 per share to its agent, Canaccord Capital Corporation, and to its directors and officers, the Corporation has granted 72,500 charitable options to The Arthritis & Autoimmunity Research Centre Foundation; continuing Chrysalis' long-standing commitment to corporate giving.

The net proceeds of the IPO will be used by the Corporation to identify and evaluate assets of businesses for acquisition with a view to completing a "Qualifying Transaction" under the Capital Pool Company program of the TSXV as disclosed in the Corporation's prospectus dated January 26, 2007.

The Corporation is the fourth capital pool company ("CPC") formed by Chrysalis. Chrysalis is entirely focused on generating superior shareholder returns through the creation of a series of unique CPCs. To date, Chrysalis has established four CPCs – Chrysalis Capital I: now PharmEng International Inc. (TSXV:PII), Chrysalis Capital II: now Tangarine Payment Solutions Corp. (TSXV:TAN), Chrysalis Capital III: now U.S. Silver Corporation (TSXV:USA) and Chrysalis Capital IV: which completed its IPO on February 12, 2007. For more information about Chrysalis, please visit www.tccg.ca.

***The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.***

***Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Corporation assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Corporation. Additional***

*information identifying risks and uncertainties is contained in the Corporation's filings with the Canadian securities regulators, which filings are available at www.sedar.com.*

For more information, please contact:

Marc Lavine, Chairman and Chief Executive Officer
Robert Munro, President and Chief Financial Officer
Chrysalis Capital IV Corporation
T: (416) 352-5763
contact@tccg.ca
www.tccg.ca

FOR IMMEDIATE RELEASE | TSX Venture Exchange Symbol: CIV.P

**CHRYSALIS CAPITAL IV CORPORATION**
**To Commence Trading**

**February 13, 2007** – Chrysalis Capital IV Corporation (the "Corporation") is pleased to announce that its common shares will begin trading on the TSX Venture Exchange (the "TSXV") on February 15, 2007 under the trading symbol of "**CIV.P**" and not on February 16, 2007 as was previously announced.

The Corporation is the fourth capital pool company ("CPC") formed by The Chrysalis Capital Group Inc. ("Chrysalis"). Chrysalis is entirely focused on generating superior shareholder returns through the creation of a series of unique CPCs. To date, Chrysalis has established four CPCs – Chrysalis Capital I: now PharmEng International Inc. (TSXV:PII), Chrysalis Capital II: now Tangarine Payment Solutions Corp. (TSXV:TAN), Chrysalis Capital III: now U.S. Silver Corporation (TSXV:USA) and Chrysalis Capital IV: which completed its IPO on February 12, 2007. For more information about Chrysalis, please visit www.tccg.ca.



***Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Corporation assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Corporation. Additional information identifying risks and uncertainties is contained in the Corporation's filings with the Canadian securities regulators, which filings are available at www.sedar.com.***

For more information, please contact:

Marc Lavine, Chairman and Chief Executive Officer
Robert Munro, President and Chief Financial Officer
Chrysalis Capital IV Corporation
T: (416) 352-5763
contact@tccg.ca
www.tccg.ca

# CHRYSALIS CAPITAL IV CORPORATION
## (A Capital Pool Company)
## FINANCIAL STATEMENTS

**December 31, 2006**


Mintz & Partners LLP

## AUDITORS' REPORT

To the Shareholders of
Chrysalis Capital IV Corporation

We have audited the balance sheet of Chrysalis Capital IV Corporation as at December 31, 2006, and the statements of operations and cash flows for the period from October 12, 2006 (Date of Incorporation) to December 31, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006, and the results of its operations and its cash flows for the period from October 12, 2006 (Date of Incorporation) to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Mintz + Partners LLP
CHARTERED ACCOUNTANTS
Licensed Public Accountants

Toronto, Ontario
April 22, 2007

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**BALANCE SHEET**

AS AT DECEMBER 31, 2006

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and Cash Equivalents | $ | 66,485 |
| Qualifying Transaction Funds (Note 2 and 3) | | 210,000 |
| Prepaid Capital Stock Issuance Costs (Note 5) | | 43,708 |
| Sundry Assets | | 3,815 |
| | $ | 324,008 |
| **LIABILITIES** | | |
| Accounts Payable and Accrued Liabilities | $ | 29,701 |
| **SHAREHOLDERS' EQUITY** | | |
| Capital Stock (Note 6) | $ | 300,000 |
| Deficit | | (5,693) |
| | $ | 294,307 |
| | $ | 324,008 |

Approved on behalf of the board

*"Marc Lavine"* Director

*"Robert Munro"* Director

See Accompanying Notes

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**STATEMENT OF OPERATIONS AND DEFICIT**

FOR THE PERIOD FROM OCTOBER 12, 2006 (DATE OF INCOPORATION) TO DECEMBER 31, 2006

| | |
|---|---|
| **INTEREST INCOME** | $ 1,829 |
| **EXPENSES** | |
| General and administrative expenses | 7,522 |
| | 7,522 |
| **NET LOSS,** being deficit, end of period | $ (5,693) |
| **LOSS PER SHARE** | $ (0.02) |
| **Weighted average number of shares outstanding** | 255,000 |

See Accompanying Notes

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**STATEMENT OF CASH FLOWS**

FOR THE PERIOD FROM OCTOBER 12, 2006 (DATE OF INCOPORATION) TO DECEMBER 31, 2006

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss from operations | $ | (5,693) |
| Changes in non-cash operating assets and liabilities: | | |
| Increase in accounts payable and accrued liabilities | | 7,950 |
| Increase in sundry assets | | (3,815) |
| **Cash used in operating activities** | $ | (1,558) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Investment of qualifying transaction funds | $ | (210,000) |
| **Cash used in investing activities** | $ | (210,000) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceed from share issuance | $ | 300,000 |
| Increase in accounts payable and accrued liabilities from financings | | 21,751 |
| Increase in prepaid capital stock issuance costs | | (43,708) |
| **Cash provided by financing activities** | $ | 278,043 |
| **INCREASE IN CASH AND CASH EQUIVALENTS**, being cash and cash equivalents, end of period | $ | 66,455 |

See Accompanying Notes

## 1. NATURE OF ORGANIZATION

Chrysalis Capital IV Corporation was incorporated under the *Canada Business Corporations Act* on October 12, 2006 and is classified as a Capital Pool Company as defined in the Policy 2.4 of the TSX Venture Exchange (the "Exchange"). The corporation has no assets other than cash and prepaid share capital issuance costs and proposes to identify and evaluate potential acquisitions or businesses, and once identified and evaluated, to negotiate an acquisition or participation subject to receipt of regulatory and, if required, shareholders' approval.

The proposed business of the Corporation involves a high degree of risk and there is no assurance that the Corporation will identify an appropriate business for acquisition or investment, and even if so identified and warranted, it may not be able to finance such acquisition or investment. Additional funds may be required to enable the Corporation to pursue such an initiative and the Corporation may be unable to obtain such financing on terms, which are satisfactory to it. Furthermore, there is no assurance that the businesses acquired will be profitable.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the company include the following:

### (a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from those estimates.

### (b) Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, bank balances and investments in money market instruments with maturities of three months or less.

### (c) Qualifying Transaction funds

The proceeds raised from the issuance of capital stock may only be used to identify and evaluate assets or businesses for future investment, with the exception that up to lesser of $210,000 or 30% of the gross proceeds may be used to cover prescribed costs of issuing the common shares or administrative and general expenses of the corporation. These restrictions apply under completion of a Qualifying Transaction by the corporation as defined under the policies of the Exchange.

### (d) Stock-based compensation

The Corporation adopted, effective October 12, 2006 (the date of incorporation), the new recommendations under CICA Handbook Section 3870 relating to stock based compensation.

Stock options issued by the Corporation are accounted for in accordance with the fair value based method of accounting. The fair value of options issued to directors, officers, and employees of and consultants and service providers to the Corporation is charged to earnings with an offsetting amount recorded to contributed surplus. The fair value of options issued to agents in conjunction with public offerings is charged to share issue costs with an offsetting amount recorded to contributed surplus. Fair value is measured using the Black Scholes options pricing model.

**(e) Earnings per share**

Earnings per share is calculated using the weighted average number of shares outstanding during the period. The treasury stock method of calculating fully diluted earnings per share amounts is used, which assumes that all outstanding stock option grants with an exercise price below the average market value are exercised, and the assumed proceeds are used to purchase common shares at the average market price during the period. The difference between the number of shares assumed issued and the number of shares assumed purchased is then included in the denominator of the diluted earnings per share computation. Fully diluted loss per share is not calculated when the effect is anti-dilutive.

**(f) Future income taxes**

Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Corporation does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the asset.

## 3. QUALIFYING TRANSACTION FUNDS

Qualifying transaction funds include a Guaranteed Investment Certificate bearing a 3.85% per annum rate maturing on October 27, 2007.

## 4. FINANCIAL INSTRUMENTS

Financial instruments including cash and cash equivalents, qualifying transaction funds, accounts payable and accrued liabilities, all of which are carried at amounts, which approximate fair value which reflect their short term nature. The company has invested in a Guaranteed Investment Certificate at a fixed rate. Any change to market rates result in interest rate risk.

## 5. PREPAID CAPITAL STOCK ISSUANCE COSTS

These costs relate directly to the proposed issuance of capital stock by the corporation. The costs will reduce the carrying value for financial statement purposes for those shares when issued by

the corporation. Upon completion of the public offering discussed in Note 8, the costs incurred will be charged against capital stock.

## 6. CAPITAL STOCK

a) Authorized
Unlimited number of common shares

b) Issued

| | Number of Shares | Amount |
|---|---|---|
| Incorporation – October 12, 2006 | 1 | $ 0.10 |
| – October 24, 2006 | 299,999 | $ 299,999.90 |
| Balance, December 31, 2006 | 300,000 | $ 300,000.00 |

c) Escrowed shares

All of the 3,000,000 common shares issued prior to the offering (Note 8) and all common shares that may be acquired from treasury of the corporation by Non Arm's Length Parties, as defined in the policies of the TSX Venture Exchange, of the corporation either under the offering or otherwise prior to the completion of the Qualifying Transaction will be deposited with the Trustee under the Escrow Agreement.

All common shares acquired on exercise of stock options prior to the completion of a Qualifying Transaction, must also be deposited in escrow until the final exchange bulletin is issued.

All common shares of the corporation acquired in the secondary market prior to the completion of a Qualifying Transaction by a Control Person, as defined in the policies of the TSX Venture Exchange, are required to be deposited in escrow. Subject to certain permitted exemptions, all securities of the corporation held by principles of the resulting issuer will also be escrowed.

d) Stock options

The directors of the corporation have approved a Stock Option Plan (the "Plan") for the directors, officers, employees and consultants of the corporation. Options granted under the Plan are exercisable for a period of up to 5 years from the date of the grant. The exercise price of the options shall be determined by the Board at the time of the grant. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. The number of common shares reserved for issuance to (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares, and (b) all technical consultants will not exceed 2% of the issued and outstanding common shares. In addition to the options granted under the Plan, the corporation proposes to grant options to one or more eligible charitable organizations, exercisable for a period of up to 5 years from the date of the grant. Such grants to eligible charitable organizations will not exceed 1% of the issued and

outstanding common shares.

## 7. CONTINGENCY

There is no assurance that the corporation will identify a business or asset that warrants acquisition or participation within the time limitations permissible under the policies of the Exchange, at which time the Exchange may suspend or de-list the corporation's shares from trading.

## 8. SUBSEQUENT EVENTS

a) Filing of prospectus

Pursuant to a prospectus dated January 26, 2007, the corporation offered a maximum of 4,250,000 common shares at $0.20 per share ($850,000) and a minimum of 3,000,000 at $0.20 per share ($600,000).

b) Agent's compensation

The corporation granted the Agents and any sub-agents of the proposed equity offering, the option to purchase that number of common shares equal to 10% of the aggregate number of common shares sold pursuant to this offering at a price of $0.20 per common share. This option is available for exercise for a period of 24 months from the day the common shares of the corporation are listed on the Exchange. In addition, the Corporation has agreed to pay a commission equal to 10% of the gross proceeds of the offering and a corporate finance fee of $10,000 plus GST to the Agents ad any sub-agents as compensation.

FOR IMMEDIATE RELEASE | TSX Venture Exchange Symbol: CIV.P

**CHRYSALIS CAPITAL IV CORPORATION**
**Announces Year-End Financial Results for 2006**

**April 30, 2007** – Chrysalis Capital IV Corporation (the "Corporation") is pleased to announce it audited financial results for the year ended December 31, 2006. The audited financial statements for the fourth quarter and year ending December 31, 2006 can be viewed at www.sedar.com.

The Corporation is the fourth capital pool company ("CPC") formed by The Chrysalis Capital Group Inc. ("Chrysalis"). Chrysalis is entirely focused on generating superior shareholder returns through the creation of a series of unique CPCs. To date, Chrysalis has established four CPCs – Chrysalis Capital I: now PharmEng International Inc. (TSXV:PII), Chrysalis Capital II: now Tangarine Payment Solutions Corp. (TSXV:TAN), Chrysalis Capital III: now U.S. Silver Corporation (TSXV:USA) and Chrysalis Capital IV: which completed its IPO on February 12, 2007. For more information about Chrysalis, please visit www.tccg.ca.

***The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.***

***Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Corporation assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Corporation. Additional information identifying risks and uncertainties is contained in the Corporation's filings with the Canadian securities regulators, which filings are available at www.sedar.com.***

For more information, please contact:

Marc Lavine, Chairman and Chief Executive Officer
Robert Munro, President and Chief Financial Officer
Chrysalis Capital IV Corporation
T: (416) 352-5763
contact@tccg.ca
www.tccg.ca

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**FINANCIAL STATEMENTS**

**March 31, 2007**
**(unaudited)**

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**BALANCE SHEET**
**(unaudited)**

AS AT MARCH 31, 2007

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 177,915 |
| Qualifying transaction funds (notes 2 and 4) | | 855,000 |
| Sundry assets | | 10,707 |
| | $ | 1,043,622 |
| **LIABILITIES** | | |
| Accounts payable and accrued liabilities | $ | 77,351 |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital (note 6) | $ | 993,810 |
| Contributed surplus | | 27,101 |
| Deficit | | (54,640) |
| | $ | 966,271 |
| | $ | 1,043,622 |

Approved on behalf of the board

*"Marc Lavine"* Director

*"Robert Munro"* Director

See Accompanying Notes

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**STATEMENT OF OPERATIONS AND DEFICIT**
**(unaudited)**

| | Three month period ended March 31, 2007 | For the period from October 12, 2006 to December 31, 2006 |
|---|---|---|
| **INCOME** | $ 5,388 | $ 1,829 |
| **EXPENSES** | | |
| General and administrative expenses | 35,677 | 7,522 |
| Stock based compensation expense (note 3) | 16,962 | - |
| Charitable contribution (note 3) | 1,696 | - |
| | $ (54,335) | $ 7,522 |
| **NET LOSS** | $ (48,947) | $ (5,693) |
| **DEFICIT, BEGINNING OF PERIOD** | (5,693) | - |
| **DEFICIT, END OF PERIOD** | $ (54,640) | $ (5,693) |
| **LOSS PER SHARE** | $ (0.01) | $ (0.02) |
| **Weighted average number of shares outstanding** | 4,828,140 | 255,000 |

See Accompanying Notes

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**STATEMENT OF CASH FLOWS**
**(unaudited)**

| | Three month period ended March 31, 2007 | For the period from October 12, 2006 to December 31, 2006 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss from operations | (48,947) | (5,693) |
| Items not involving cash: | | |
| Stock based compensation | 18,658 | - |
| Changes in non-cash operating assets and liabilities: | | |
| Increase in accrued liabilities | 47,650 | 7,950 |
| (Increase) in sundry assets | (6892) | (3,815) |
| **Cash provided by operating activities** | $ 10,469 | $ (1,558) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Investment of qualifying transaction funds | (645,000) | (210,000) |
| **Cash used in investing activities** | $ (645,000) | $ (210,000) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from share issuance | 850,000 | 300,000 |
| Proceeds from broker warrants exercise | 19,125 | |
| Increase in accounts payable and accrued liabilities from financings | | (21,751) |
| Capital stock issuance costs* | (123,164) | (43,708) |
| **Cash provided by financing activities** | $ 745,961 | $ 278,043 |
| **Increase in cash and cash equivalents** | $ 111,430 | $ 66,485 |
| Cash and cash equivalents, beginning of period | 66,485 | |
| Cash and cash equivalents, end of period | $ 177,915 | $ 66,485 |

***Supplemental disclosure of non-cash item:**
Stock based fees relating to agents options on public offering $8,443

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**NOTES TO FINANCIAL STATEMENTS**
**(unaudited)**

MARCH 31, 2007

## 1. NATURE OF ORGANIZATION

Chrysalis Capital IV Corporation was incorporated under the *Canada Business Corporations Act* on October 12, 2006 and is classified as a Capital Pool Company as defined in the Policy 2.4 of the TSX Venture Exchange (the "Exchange"). The Corporation has no assets other than cash and prepaid share capital issuance costs and proposes to identify and evaluate potential acquisitions or businesses, and once identified and evaluated, to negotiate an acquisition or participation subject to receipt of regulatory and, if required, shareholders' approval.

The proposed business of the Corporation involves a high degree of risk and there is no assurance that the Corporation will identify an appropriate business for acquisition or investment, and even if so identified and warranted, it may not be able to finance such acquisition or investment. Additional funds may be required to enable the Corporation to pursue such an initiative and the Corporation may be unable to obtain such financing on terms, which are satisfactory to it. Furthermore, there is no assurance that the businesses acquired will be profitable.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the company include the following:

### (a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from those estimates.

### (b) Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, bank balances and investments in money market instruments with maturities of three months or less.

### (c) Qualifying Transaction funds

The proceeds raised from the issuance of capital stock may only be used to identify and evaluate assets or businesses for future investment, with the exception that up to lesser of $210,000 or 30% of the gross proceeds may be used to cover prescribed costs of issuing the common shares or administrative and general expenses of the Corporation. These restrictions apply under completion of a Qualifying Transaction by the Corporation as defined under the policies of the Exchange.

### (d) Stock-based compensation

The Corporation adopted, effective October 12, 2006 (the date of incorporation), the new recommendations under CICA Handbook Section 3870 relating to stock based compensation.

Stock options issued by the Corporation are accounted for in accordance with the fair value based method of accounting. The fair value of options issued to directors, officers, and employees of and consultants and service providers to the Corporation is charged to earnings with an offsetting amount recorded to contributed surplus. The fair value of options issued to agents in conjunction with public offerings is charged to share issue costs with an offsetting amount recorded to contributed surplus. Fair value is measured using the Black Scholes options pricing model.

**(e) Earnings per share**

Earnings per share is calculated using the weighted average number of shares outstanding during the period. The treasury stock method of calculating fully diluted earnings per share amounts is used, which assumes that all outstanding stock option grants with an exercise price below the average market value are exercised, and the assumed proceeds are used to purchase common shares at the average market price during the period. The difference between the number of shares assumed issued and the number of shares assumed purchased is then included in the denominator of the diluted earnings per share computation. Fully diluted loss per share is not calculated when the effect is anti-dilutive.

**(f) Future income taxes**

Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Corporation does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the asset.

## 3. STOCK BASED COMPENSATION

For the three months ending March 31, 2007 the Corporation recorded $18,658 as expense in relation to stock options granted to directors, officers and a charity, and $8,443 as share issue costs in relation to stock options granted to the agent.

## 4. QUALIFYING TRANSACTION FUNDS

Qualifying transaction funds include two Guaranteed Investment Certificates bearing a 3.85% and 4.04% per annum rate maturing on October 27, 2007 and February 23, 2008 respectively.

## 5. FINANCIAL INSTRUMENTS

Financial instruments including cash and cash equivalents, qualifying transaction funds, accounts

payable and accrued liabilities, all of which are carried at amounts, which approximate fair value which reflect their short term nature. The company has invested in a Guaranteed Investment Certificates at a fixed rate. Any change to market rates result in interest rate risk.

## 6. SHARE CAPITAL

a) Authorized
Unlimited number of common shares

b) Issued

| | Number of Shares | Amount |
|---|---|---|
| Incorporation – October 12, 2006 | 1 | $ 0.10 |
| – October 24, 2006 | 2,999,999 | $ 299,999.90 |
| Initial Public offering – February 13, 2007 | 4,250,000 | $ 850,000.00 |
| Broker Warrant Exercise – March 13, 2007 | 95,625 | 19,125.00 |
| | | $ 1,169,125.00 |
| Share Issuance Costs | | $ (175,315.00) |
| Balance, March 31, 2007 | 7,345,625 | $ 993,810.00 |

On October 24, 2006, the Corporation issued 2,999,999 common shares at $0.10 per share for cash consideration of $299,999,90.

On February 13, 2007, the Corporation completed a public offering of 4,250,000 common shares at $0.20 per share for gross proceeds of $850,000. Share issuance costs related to the offering were $166,872 in cash paid costs (net of goods and services tax) and $8,443 in stock based fees from agent's options issued on the initial public offering. The Corporation's shares began trading on the TSX Venture Exchange on February 15, 2007.

On March 13, 2007, the Corporation's Agent for the IPO exercised 95,625 options for cash consideration of $19,125.

c) Escrowed shares

All of the 3,000,000 common shares issued prior to the offering (Note 6) and all common shares that may be acquired from treasury of the Corporation by Non Arm's Length Parties, as defined in the policies of the TSX Venture Exchange, of the Corporation either under the offering or otherwise prior to the completion of the Qualifying Transaction will be deposited with the Trustee under the Escrow Agreement.

All common shares acquired on exercise of stock options prior to the completion of a Qualifying Transaction, must also be deposited in escrow until the final exchange bulletin is issued.

All common shares of the Corporation acquired in the secondary market prior to the

completion of a Qualifying Transaction by a Control Person, as defined in the policies of the TSX Venture Exchange, are required to be deposited in escrow. Subject to certain permitted exemptions, all securities of the Corporation held by principles of the resulting issuer will also be escrowed.

d) Stock options

The directors of the Corporation have approved a Stock Option Plan (the "Plan") for the directors, officers, employees and consultants of the Corporation. Options granted under the Plan are exercisable for a period of up to 5 years from the date of the grant. The exercise price of the options shall be determined by the Board at the time of the grant. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. The number of common shares reserved for issuance to (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares, and (b) all technical consultants will not exceed 2% of the issued and outstanding common shares. In addition to the options granted under the Plan, the Corporation proposes to grant options to one or more eligible charitable organizations, exercisable for a period of up to 5 years from the date of the grant. Such grants to eligible charitable organizations will not exceed 1% of the issued and outstanding common shares.

A summary of the status of the Corporation's outstanding stock options as at March 31, 2007 are as follows:

| | Number of Shares | Weighted average exercise price | |
|---|---|---|---|
| Opening Balance | - | $ | - |
| Granted to Directors, Officers | 725,000 | $ | 0.20 |
| Granted to Eligible Charity | 72,500 | $ | 0.20 |
| Granted to Agent | 329,375 | $ | 0.20 |
| Outstanding and exercisable, as at March 31, 2007 | 1,126,875 | $ | 0.20 |

On February 13, 2007 the Corporation granted 725,000 options to purchase common shares at an exercise price of $0.20 per share, vesting immediately and expiring five years from the date of grant. The fair value of the options granted at the time of granting is $0.02 per option assuming an average volatility of 10% on the underlying shares, an exercise price of $0.20, a risk free interest rate of 3.90% an expected life of 2.5 years, and an expected dividend rate of 0%. The Corporation recognized a stock-based compensation expense of $16,692 and charitable contribution of $1,696.

The Corporation granted options to its Agent in connection with the Initial Public Offering completed February 13, 2007. These options are to purchase 425,000 common shares at $0.20 per share with an expiry period of twenty-four months from the date of grant. The fair value of the options granted at the time of granting is approximately $0.02 per option

assuming an average volatility of 10% on the underlying shares, an exercise price of $0.20, a risk free interest rate of 3.90%, an expected life of twenty-four months, and an expected divided rate of 0%. The Corporation recognized a value of $8,443 stock issuance cost associated with these options.

## 7. CONTRIBUTED SURPLUS

The Corporation's contributed surplus consists of the following:

| | | |
|---|---|---|
| Balance, December 31, 2006 | $ | - |
| Agent Options (Note 3) | $ | 8,443 |
| Directors, Officers and Charity Options (Note 3) | $ | 18,658 |
| Balance, March 31, 2007 | $ | 27,101 |

## 8. CONTINGENCY

There is no assurance that the Corporation will identify a business or asset that warrants acquisition or participation within the time limitations permissible under the policies of the Exchange, at which time the Exchange may suspend or de-list the Corporation's shares from trading.

# CHRYSALIS CAPITAL IV CORPORATION

## FORM 51-102F1
## MANAGEMENT'S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED

May 29, 2007

***The following discussion and analysis should be read in conjunction with the Corporation's prospectus dated January 26, 2007 and all of the notes, risk factors and information contained therein. Additional information relating to the Corporation is available on SEDAR at www.sedar.com. This management's discussion and analysis ("MD&A") is in respect of the three months ending March 31, 2007.***

### Overall Performance

Chrysalis Capital IV Corporation ("Chrysalis" or the "Corporation") is classified as a "Capital Pool Company" for the purposes of the policies of the TSX Venture Exchange (the "Exchange"). As a result, the Corporation's current business is to identify and evaluate businesses and assets with a view to completing a "Qualifying Transaction". Any proposed Qualifying Transaction must be accepted by the Exchange and in the case of a non-arm's length Qualifying Transaction is also subject to "majority of the minority approval" in accordance with Policy 2.4 of the Exchange. The Corporation has not conducted commercial operations other than to enter into discussions for the purpose of identifying potential acquisitions or interests. The Corporation is not specifically considering pursuing a company, asset or business in any specific business or industry sector, or in any particular geographical area, and the Corporation anticipates reviewing companies, assets and businesses in a broad range of industry sectors and geographical areas.

Until completion of a Qualifying Transaction, the Corporation will not carry on any business other than the identification and evaluation of businesses or assets with a view to completing a potential Qualifying Transaction. With the consent of the Exchange, this may include the raising of additional funds in order to finance an acquisition. Except as described in the Corporation's final prospectus dated January 26, 2007, the funds raised pursuant to the Corporation's initial public offering and any subsequent financing will be utilized only for the identification and evaluation of potential Qualifying Transactions and not for any deposit, loan or direct investment in a potential acquisition.

Although the Corporation has commenced the process of identifying potential acquisitions with a view to completing the Qualifying Transaction, the Corporation has not yet entered into an agreement in principle for any particular transaction.

### Selected Financial Information

The Corporation was incorporated on October 12, 2006 and December 31 is the date of its fiscal year end.

| | Three months ending March 31, 2007 |
|---|---|
| Total revenue | $ 5,388 |
| Net income (loss) | $ (48,947) |
| Earnings (loss) – Per share | $ ( 0.01) |
| Total assets | $ 1,043,622 |

For the three months ending March 31, 2007 the Corporation reported no discontinued operations, no changes in accounting policy and declared no cash dividends.

**Results of Operations**

As at March 31, 2007, the Corporation had no operations. For the three months ending March 31, 2007, the Corporation had income of $5,388 and expenses of $54,335 for a net loss of $(48,947). For the three month period ending March 31, 2007, the stock based compensation accounted for $27,101, of which $16,962 and $1,696 were expensed as stock-based compensation and stock-based donation respectively. The remaining $8,443 was charged to contributed surplus.

As disclosed in the Corporation's final prospectus dated January 26, 2007, the following table sets forth information regarding how the Corporation intended to use the proceeds from its previous financings.

| Financings | Estimated Amounts | Actual Amounts |
|---|---|---|
| Gross proceeds from private placements and public financings | $1,150,000 | $1,169,125 |
| Less estimated expenses and costs related to the private placements and public financings | $157,500 | $166,872* |
| Net proceeds from private placements and public financing | $992,500 | $993,810 |

*Does not include $8,843 non-cash item for Agent's Options

| Purpose | Estimated Cost | Actual Costs | Amount Remaining/Variance |
|---|---|---|---|
| General and administration | $210,000 | $35,677 | $174,323 |
| Identify and evaluate assets or businesses for future investment | $855,000 | $0 | $855,000 |

All of the expenditures noted above relate to actual cash costs incurred to date. In addition to these costs, there were non-cash charges relating to stock based compensation, as disclosed elsewhere in this MD&A. There are no variances which materially affect the ability of the Corporation to achieve its intended objective of identifying and evaluating business prospects for the Corporation's Qualifying Transaction.

**Liquidity**

As at March 31, 2007, the Corporation had working capital of $1,032,915. This included $177,915 in cash and cash equivalents, and $855,000 in qualifying transaction funds, which is sufficient for the Corporation to meet its ongoing obligations and meet its objective to complete a Qualifying Transaction.

**Accounting Policies including Initial Adoption**

Effective October 12, 2006, the Corporation adopted new recommendations of the CICA Handbook Section 3870 relating to stock-based compensation. For the three months ending March 31, 2007, the

Corporation recorded $16,692, $1,696, $8,443 in relation to stock options granted to directors and officers, an eligible charity, and agent respectively.

The Corporation's calculations for determining the "fair value" of options granted was made using the Black Scholes option-pricing model with the following average assumptions:

| | For the three months ending March 31, 2007 |
|---|---|
| Risk-free interest rate | 3.90% |
| Expected life (years)* | 2.5 |
| Expected dividend yield | 0% |
| Expected volatility | 10% |

*Agent's Options were calculated using an expected life of 1.5 years

**Financial Instruments and Other Instruments**

The Corporation's financial instruments consist of cash, cash equivalents, qualified transaction funds, accounts payable and accrued liabilities. It is management's opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from these financial instruments and that the fair value of these financial instruments approximates their carrying values.

**Additional Disclosure for Venture Corporations without Significant Revenue**

The following table sets forth a breakdown of material components of the general and administration costs of the Corporation for the three months ending March 31, 2007.

| | Three months ending March 31, 2007 | |
|---|---|---|
| Expense recovery | $ | (1,137) |
| Office | $ | 8.494 |
| Communication | $ | 2,725 |
| Agency Fees | $ | 5,720 |
| Travel and promotion | $ | 19,875 |
| | $ | 35,677 |

**Disclosure of Outstanding Share Data**

As at March 31, 2007 and as at the date of this MD&A, the following is a description of the outstanding equity securities and convertible securities previously issued by the Corporation:

| | **Authorized** | **Outstanding** |
|---|---|---|
| Voting or equity securities issued and outstanding | Unlimited Common Shares | 7,345,625 Common Shares |
| Securities convertible or exercisable into voting or equity securities – stock options | Management stock options to acquire up to 10% of outstanding Common Shares | Management stock options to acquire 725,000 Common Shares at $0.20 |
| | Charity stock options to acquire up to 1% of outstanding Common Shares | Charity stock options to acquire 72,500 Common Shares at $0.20 |
| Securities convertible or exercisable into voting or equity securities – agent's option | Agent's options to acquire up to 425,000 common shares | Agent's option to acquire up to 329,375 Common Shares at $0.20 |
| Voting or equity securities issuable on conversion or exchange of outstanding securities | (as above) | (as above) |

**Form 52-109F2 - Certification of Interim Filings**

I, **Marc Lavine** of **Chrysalis Capital IV Corporation** as **Chairman and Chief Executive Officer**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Chrysalis Capital IV Corporation**, (the issuer) for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 29, 2007

*"Marc Lavine"*
Marc Lavine
Chairman and Chief Executive Officer

**Form 52-109F2 - Certification of Interim Filings**

I, **Robert Munro** of **Chrysalis Capital IV Corporation** as **President and Chief Financial Officer**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Chrysalis Capital IV Corporation**, (the issuer) for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 29, 2007

*"Robert Munro"*
Robert Munro
President and Chief Financial Officer




FOR IMMEDIATE RELEASE TSX Venture Exchange Symbol: CIV.P

**CHRYSALIS CAPITAL IV CORPORATION**
**ANNOUNCES QUALIFYING TRANSACTION**

**June 18, 2007** - Toronto, Ontario - Chrysalis Capital IV Corporation ("Chrysalis IV" or the "Corporation") is pleased to announce that it has entered into a definitive agreement dated June 13, 2007 with Homeland Energy Corp. ("Homeland"), and certain of its principal shareholders pursuant to which Chrysalis IV will complete a business combination to acquire Homeland (the "Proposed Transaction"). When completed, the Proposed Transaction will constitute Chrysalis IV's Qualifying Transaction pursuant to the policies of the TSX Venture Exchange (the "TSXV"), and is subject to compliance with all necessary regulatory and other approvals and certain other terms and conditions.

A comprehensive press release with further particulars relating to the Proposed Transaction will follow in accordance with the policies of the TSXV.

**ABOUT HOMELAND ENERGY**

Homeland Energy Corp. is a private company focused on coal exploration and development in southern Africa. Homeland owns three advanced development / pre-development coal projects in South Africa and a number of earlier-stage exploration properties in the Witbank, Middlefield and Standerton areas. Homeland is currently negotiating to acquire interests in a number of additional coal properties in South Africa, Botswana and Swaziland.

Homeland is also a significant shareholder of Homeland Uranium Inc., a Canadian company involved in the exploration and development of Uranium projects in Niger and the United States.

For more information about Homeland, please visit www.homelandcorp.com

**ABOUT CHRYSALIS CAPITAL IV CORPORATION**

Chrysalis Capital IV Corporation is The Chrysalis Capital Group's ("Chrysalis") fourth capital pool company ("CPC"). Chrysalis is entirely focused on generating superior shareholder returns through the creation of a series of unique CPCs. To date, Chrysalis has created four Chrysalis branded CPCs and has assisted in the creation of two additional CPCs under Chrysalis' Partners Program. Chrysalis completed its most recent Qualifying Transaction (via Chrysalis Capital III Corporation) with U.S. Silver Corporation (TSXV:USA) on December 28, 2006.

For more information about Chrysalis, please visit www.tccg.ca.

***Completion of the transaction is subject to a number of conditions, including but not limited to, TSXV acceptance. There can be no assurance that the transaction will be completed as proposed or at all.***

*Investors are cautioned that, except as disclosed in the filing statement to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of a capital pool company should be considered highly speculative.*

*The TSXV has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.*

*Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Corporation assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Corporation. Additional information identifying risks and uncertainties is contained in the Corporation's filings with the Canadian securities regulators, which filings are available at www.sedar.com.*

For more information, please contact:

Marc Lavine, Chairman and Chief Executive Officer
Robert Munro, President and Chief Financial Officer
Chrysalis Capital IV Corporation
t: 416.352 5763
e: contact@tccg.ca
w: www.tccg.ca

Stephen Coates, President and Chief Executive Officer
Homeland Energy Corp.
t: 416.506 1979
e: stephen.coates@homelandcorp.com
w: www.homelandcorp.com

# FORM 51-102F3
# MATERIAL CHANGE REPORT

**Item 1. Name and Address of Company**

Chrysalis Capital IV Corporation (the "**Corporation**")
400 – 1255 Bay Street
Toronto, Ontario
M5R 2A9

**Item 2. Date of Material Change**

June 18, 2007

**Item 3. News Release**

A press release was disseminated on June 18, 2007 via Canada NewsWire.

**Item 4. Summary of Material Change**

The Corporation announced that it entered into a definitive agreement with Homeland Energy Corp. and certain of its principal shareholders pursuant to which the Corporation will complete a business combination to acquire Homeland Energy Corp.

**Item 5. Full Description of Material Change**

Please refer to the press release issued on June 18, 2007 attached as Schedule "A" hereto.

**Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

**Item 7. Omitted Information**

Not Applicable.

**Item 8. Executive Officer**

Robert Munro - Chief Financial Officer and President
Telephone: (647) 477.5513

**Item 9. Date of Report**

June 28, 2007

## SCHEDULE A

FOR IMMEDIATE RELEASE TSX Venture Exchange Symbol: CIV.P

### CHRYSALIS CAPITAL IV CORPORATION ANNOUNCES QUALIFYING TRANSACTION

**June 18, 2007** - Toronto, Ontario - Chrysalis Capital IV Corporation ("Chrysalis IV" or the"Corporation") is pleased to announce that it has entered into a definitive agreement dated June 13, 2007 with Homeland Energy Corp. ("Homeland"), and certain of its principal shareholders pursuant to whichChrysalis IV will complete a business combination to acquire Homeland (the "Proposed Transaction").When completed, the Proposed Transaction will constitute Chrysalis IV's Qualifying Transactionpursuant to the policies of the TSX Venture Exchange (the "TSXV"), and is subject to compliance withall necessary regulatory and other approvals and certain other terms and conditions.

A comprehensive press release with further particulars relating to the Proposed Transaction will follow in accordance with the policies of the TSXV.

### ABOUT HOMELAND ENERGY

Homeland Energy Corp. is a private company focused on coal exploration and development in southern Africa. Homeland owns three advanced development / pre-development coal projects in South Africa and a number of earlier-stage exploration properties in the Witbank, Middlefield and Standerton areas.

Homeland is currently negotiating to acquire interests in a number of additional coal properties in South Africa, Botswana and Swaziland.

Homeland is also a significant shareholder of Homeland Uranium Inc., a Canadian company involved in the exploration and development of Uranium projects in Niger and the United States.

For more information about Homeland, please visit www.homelandcorp.com

### ABOUT CHRYSALIS CAPITAL IV CORPORATION

Chrysalis Capital IV Corporation is The Chrysalis Capital Group's ("Chrysalis") fourth capital pool company ("CPC"). Chrysalis is entirely focused on generating superior shareholder returns through the creation of a series of unique CPCs. To date, Chrysalis has created four Chrysalis branded CPCs and has assisted in the creation of two additional CPCs under Chrysalis' Partners Program. Chrysalis completed its most recent Qualifying Transaction (via Chrysalis Capital III Corporation) with U.S. Silver Corporation (TSXV:USA) on December 28, 2006.

For more information about Chrysalis, please visit www.tccg.ca.

***Completion of the transaction is subject to a number of conditions, including but not limited to, TSXV acceptance. There can be no assurance that the transaction will be completed as proposed or at all.***

*Investors are cautioned that, except as disclosed in the filing statement to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of a capital pool company should be considered highly speculative.*

*The TSXV has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.*

*Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Corporation assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Corporation. Additional information identifying risks and uncertainties is contained in the Corporation's filings with the Canadian securities regulators, which filings are available at www.sedar.com.*

For more information, please contact:

Marc Lavine, Chairman and Chief Executive Officer
Robert Munro, President and Chief Financial Officer
Chrysalis Capital IV Corporation
t: 416.352 5763
e: contact@tccg.ca
w: www.tccg.ca

Stephen Coates, President and Chief Executive Officer
Homeland Energy Corp.
t: 416.506 1979
e: stephen.coates@homelandcorp.com
w: www.homelandcorp.com



Lori Thompson
Acct. Manager, Client Services
Telephone: 416.361.0930
lthompson@equitytransfer.com

**VIA ELECTRONIC TRANSMISSION**

August 8, 2007

**TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:**

**RE: CHRYSALIS CAPITAL IV CORPORATION**
**Confirmation of Notice of Record and Meeting Dates**

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual & Special* Meeting of Shareholders for CHRYSALIS CAPITAL IV CORPORATION.

| | | |
|---|---|---|
| 1. | ISIN:<br>CUSIP: | CA1711811002<br>171181100 |
| 2. | Date Fixed for the Meeting: | September 13, 2007 |
| 3. | Record Date Fo r Notice: | August 14, 2007 |
| 4. | Record Date For Voting: | August 14, 2007 |
| 5. | Beneficial Ownership Determination Date: | August 14, 2007 |
| 6. | Classes or Series of Securities that entitle the holder to receive Notice of the Meeting: | Common Shares |
| 7. | Classes of Series of Securities that entitle the holder to vote at the meeting: | Common Shares |
| 8. | Business to be conducted at the meeting: | Annual & Special |

Yours Truly,

**EQUITY TRANSFER & TRUST COMPANY**

Per

R. Thompson

200 University Ave, Suite 400, Toronto, Ontario M5H 4H1
T:416.361.0152 F:416.361.0470 www.equitytransfer.com

# EQUITY
TRANSFER & TRUST COMPANY



Lori Thompson
Acct. Manager, Client Services
Telephone: 416.361.0930
lthompson@equitytransfer.com

**VIA ELECTRONIC TRANSMISSION**

August 8, 2007

**TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:**

**RE: CHRYSALIS CAPITAL IV CORPORATION**
**Confirmation of Notice of Record and Meeting Dates**

We are pleased to confirm that a change of the Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual & Special* Meeting of Shareholders for CHRYSALIS CAPITAL IV CORPORATION.

| | | |
|---|---|---|
| 1. | ISIN:<br>CUSIP: | CA1711811002<br>171181100 |
| 2. | Date Fixed for the Meeting: | **September 20, 2007** |
| 3. | Record Date For Notice: | **August 20, 2007** |
| 4. | Record Date For Voting: | **August 20, 2007** |
| 5. | Beneficial Ownership Determination Date: | **August 20, 2007** |
| 6. | Classes or Series of Securities that entitle the holder to receive Notice of the Meeting: | Common Shares |
| 7. | Classes of Series of Securities that entitle the holder to vote at the meeting: | Common Shares |
| 8. | Business to be conducted at the meeting: | Annual & Special |

Yours Truly,

**EQUITY TRANSFER & TRUST COMPANY**

Per

L. Thompson

# CHRYSALIS CAPITAL IV CORPORATION



## MANAGEMENT INFORMATION CIRCULAR

## SOLICITATION OF PROXIES

This management information circular is furnished in connection with the solicitation of proxies by the management of Chrysalis Capital IV Corporation (the "**Corporation**") for use at the annual and special meeting (the "**Meeting**") of holders of common shares of the Corporation (collectively, the "**Shareholders**" or individually, a "**Shareholder**") to be held at the time and place and for the purposes set forth in the attached Notice of Annual and Special Meeting of Shareholders (the "**Notice**"). The solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of the Corporation. The cost of solicitation will be borne by the Corporation.

The Corporation has distributed or made available for distribution, copies of the Notice, the management information circular and form of proxy to clearing agencies, securities dealers, banks and trust companies or their nominees (collectively, the "**Intermediaries**") for distribution to Shareholders (the "**Non-Registered Shareholders**") whose shares are held by or in custody of such Intermediaries. Such Intermediaries are required to forward such documents to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. The solicitation of proxies from Non-Registered Shareholders will be carried out by the Intermediaries or by the Corporation if the names and addresses of the Non-Registered Shareholders are provided by Intermediaries. The Corporation will pay the permitted fees and costs of Intermediaries incurred in connection with the distribution of these materials.

## APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers and directors of the Corporation. **A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for such Shareholder and on his, her or its behalf at the Meeting other than the persons designated in the enclosed form of proxy.** Such right may be exercised by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to the Corporation's transfer agent and registrar, Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1 not later than the close of business on Wednesday, September 19, 2007 or delivering it to the chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting. A proxy must be executed by the registered Shareholder or his or her attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized.

Proxies given by Shareholders for use at the Meeting may be revoked prior to their use:

(a) by depositing an instrument in writing executed by the Shareholder or by such Shareholder's attorney duly authorized in writing or, if the Shareholder is a corporation, under its corporate seal, by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing:

  (i) at the registered office, 401 Bay Street, Suite 2702, Toronto, Ontario, M5H 2Y4, at any time up to and including the last business day preceding the day of the Meeting, being Wednesday, September 19, 2007, or any adjournment thereof at which the proxy is to be used; or

  (ii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(b) in any other manner permitted by law.

Unless otherwise disclosed in this management information circular, no person who has been a director or an officer of the Corporation at any time since the beginning of its last completed financial year, or who is a proposed management nominee for election as a director of the Corporation or any associate of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

## EXERCISE OF DISCRETION BY PROXIES

The persons named in the accompanying form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. **In the absence of such direction, such shares will be voted in favour of the passing of the matters set out in the Notice. The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting or any adjournment thereof.** At the time of the printing of this management information circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. **However, if any other matters which at present are not known to the management of the Corporation should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.**

## ADVICE TO BENEFICIAL SHAREHOLDERS

**The information set forth in this section is of significant importance to non-registered Shareholders.** Only registered holders of common shares of the Corporation (the **"Common Shares"**), or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a non-registered Shareholder (a "**Beneficial Holder**") are registered either:

(a) in the name of an intermediary that the Beneficial Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a depository (such as The Canadian Depository for Securities Limited or **"CDS"**).

In accordance with Canadian securities law, the Corporation has distributed copies of the Notice, this management information circular and the form of proxy (collectively, the "**Meeting Materials**") to CDS and intermediaries for onward distribution to Beneficial Holders.

Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Typically, intermediaries will use a service company to forward the meeting materials to Beneficial Holders.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of shareholders' meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting. Beneficial Owners will receive either a management voting instruction form or, less frequently, a management form of Proxy. Often, the voting instruction form supplied to a Beneficial Holder by its broker is identical to that provided to registered shareholders. However, its purpose is limited to

instructing the registered shareholder how to vote on behalf of the Beneficial Holder. Beneficial Holders should follow the procedures set out below, depending on which type of form they receive.

(a) Management Voting Instruction Form. In most cases, a Beneficial Holder will receive, as part of the Meeting Materials, a voting instruction form. If the Beneficial Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the management voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Beneficial Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Beneficial Holder must complete, sign and return the management voting instruction form in accordance with the directions provided, together with a form of proxy giving the right to attend and vote.

(b) Management Form of Proxy. Less frequently, a Beneficial Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise uncompleted. If the Beneficial Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Holder's behalf), the Beneficial Holder must complete the management form of proxy and deposit it with Corporation's transfer agent and registrar, Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1 not later than the close of business on Wednesday, September 19, 2007. If a Beneficial Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Holder's behalf), the Beneficial Holder must strike out the names of the persons named in the management form of proxy and insert the Beneficial Holder's (or such other person's) name in the blank space provided and returned to Equity Transfer & Trust Company as described above.

Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("**Broadridge**"). Broadridge typically mails the voting instruction form or proxy forms to the Beneficial Holders and asks Beneficial Holders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions representing the voting of Common Shares to be represented at the Meeting. A Beneficial Holder receiving a proxy or voting instruction form from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting. A proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker or other intermediary, a Beneficial Holder may attend at the Meeting as proxyholder for the registered holder and vote their Common Shares in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the registered holder should enter their own names in the blank space on the management form of proxy or voting instruction form provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

## VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation has fixed the close of business on Monday, August 20, 2007 as the record date (the "**Record Date**") for the purposes of determining Shareholders entitled to receive the Notice and vote at the Meeting. As at the Record Date, 7,345,625 Common Shares, carrying the right to one vote per share at the Meeting, were issued and outstanding.

In accordance with the provisions of the *Canada Business Corporations Act*, the Corporation will prepare a list of the holders of Common Shares on the Record Date. Each holder of such shares named on the list will be entitled to vote the shares shown opposite its name on the list at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at August 20, 2007, the only persons who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Corporation carrying more than 10% of the voting rights attached to the Common Shares are as follows:

| | **Number of Shares Owned (Percentage of Class and Type of Ownership)** | |
|---|---|---|
| **Name** | **Common Shares** | **Percentage of Voting Rights** |
| The Chrysalis Capital Group Inc. (1) | 2,500,000 shares | 34.03 % |

**Note:**

(1) The Chrysalis Capital Group Inc. is a private company which is wholly-owned by The Eyeland Corporation, a private company which is controlled by Marc Lavine, the Chairman, Chief Executive Officer and a director of the Corporation. Robert Munro, President, Chief Financial Officer and a director of the Corporation and Geoffrey Rotstein, a director of the Corporation, are also directors of The Chrysalis Capital Group Inc.

## EXECUTIVE COMPENSATION

As of December 31, 2006, the Corporation had not yet completed a qualifying transaction (the **"Qualifying Transaction"**) pursuant to TSX Venture Exchange (the **"Exchange"**) Policy 2.4 (the **"CPC Policy"**). Accordingly, none of the executive officers of the Corporation earned in excess of $150,000, as the CPC Policy prohibits directors and officers from receiving any salary while the Corporation is a capital pool company (**"CPC"**).

### Long-term Incentive Plan ("LTIP") Awards During the Most Recently Completed Financial Year

No LTIP awards were made to: (i) the Chairman and Chief Executive Officer; or (ii) the President and Chief Financial Officer (collectively, the **"Named Executive Officers"**) during the financial year ended December 31, 2006.

### Option Grants During the Most Recently Completed Financial Year

No incentive stock options were granted to the Named Executive Officers during the financial year ended December 31, 2006.

### Compensation of Directors

No cash compensation was paid to the directors of the Corporation in their capacity as directors during the financial year ended December 31, 2006. The directors of the Corporation are eligible to receive options to purchase Common Shares pursuant to the terms of the Corporation's incentive stock option plan.

## SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of August 20, 2007 regarding the number of Common Shares to be issued upon the exercise of outstanding options and the weighted-average exercise price of the outstanding options in connection with the Corporation's stock option plan. The Corporation does not have any equity compensation plans that have not been approved by shareholders:

| Plan Category | Number of Common Shares to be issued upon exercise of outstanding options | Weighted-average exercise price of outstanding options | Number of Common Shares remaining available for future issuance under equity compensation plans |
|---|---|---|---|
| **Stock Option Plan** | 725,000 | $0.20 | 9,562 (1) |
| **Equity compensation plans not approved by security holders** | - | - | - |
| **Total** | 725,000 | $0.20 | 9,562 |

**Note:**

(1) Based on 10% of the issued and outstanding Common Shares as at August 20, 2007 for a total of 734,562 Common Shares.

## INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at August 20, 2007, no individual who is an executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is indebted to the Corporation or any of its subsidiaries pursuant to the purchase of securities or otherwise.

No individual who is, or at any time during the financial year ended December 31, 2006 was, a director or executive officer of the Corporation, a proposed management nominee for election as a director of the Corporation, or an associate of any such director, executive officer or proposed nominee, was indebted to the Corporation or any of its subsidiaries during the financial year ended December 31, 2006 or as at August 20, 2007 in connection with security purchase programs or other programs.

## REPORT ON CORPORATE GOVERNANCE

Maintaining a high standard of corporate governance is a top priority for the board of directors of the Corporation (the **"Board"**) and the Corporation's management as both believe that effective corporate governance will help create and maintain shareholder value in the long term. A description of the Corporation's corporate governance practices, which addresses the matters set out in National Instrument 58-101 – *Disclosure of Corporate Governance Practices* (**"NI 58-101"**), is set out below:

### Independence of Directors

The Board currently consists of a total of four directors of which Geoffrey Rotstein and Grant McCutcheon are considered "independent", as such term is defined in NI 58-101. Marc Lavine and Robert Munro are not considered independent as they are executive officers of the Corporation.

### Directorships

The following directors of the Corporation presently serve as directors of other reporting issuers as follows:

| Director | Name of Reporting Issuer |
|---|---|
| Marc Lavine | Carlaw Capital Corp. (TSXV)<br>Cyberplex Inc. (TSX)<br>PharmEng International Inc. (TSXV)<br>Tangarine Payment Solutions Corp. (TSXV) |
| Grant McCutcheon | Footmaxx Holdings Inc. (TSXV) |
| Robert Munro | U.S. Silver Corporation (TSXV) |
| Geoffrey Rotstein | Fun Technologies Inc. (TSX & AIM)<br>Cyberplex Inc. (TSX) |

**Orientation and Continuing Education**

While the Corporation does not yet have a formal continuing education program, the directors individually and as a group are encouraged to keep themselves informed on changing corporate governance and legal issues. Directors are individually responsible for updating their skills required to meet their obligations as directors. In addition, the Board undertakes thorough strategic planning sessions with Management.

**Ethical Business Conduct**

The Board is responsible for promoting an ethical business culture and fostering an environment that places an emphasis on compliance. The Board monitors compliance, including through receipt by the Audit Committee of reports of unethical behaviour. To ensure that an ethical business culture is maintained and promoted, directors are encouraged to exercise their independent judgment. If a director has a material interest in any transaction or agreement that the Corporation proposes to enter into, such director is expected to disclose such interest to the Board in compliance with the applicable laws, rules and policies which govern conflicts of interest in connection with such transaction or agreement. Further, any director who has a material interest in any proposed transaction or agreement will be excluded from the portion of the Board meeting concerning such matters and will be further precluded from voting on such matters.

**Nomination of Directors**

The Board is responsible for the identification and assessment of potential directors. While no formal nomination procedures are in place to identify new candidates, the Board does review the experience and performance of nominees for election to the Board. Members of the Board are canvassed with respect to the qualifications of a prospective candidate and each candidate is evaluated with respect to his or her experience and expertise, with particular attention paid to those areas of expertise that could complement and enhance current management. The Board also assesses any potential conflicts, independence or time commitment concerns that the candidate may present.

**Compensation**

At present, no compensation (other than the grant of incentive stock options) is paid to the directors of the Corporation in their capacity as directors.

**Assessments**

The Board is currently responsible for assessing the effectiveness of the Board, the individual directors and the Audit Committee.

**Audit Committee**

The Audit Committee's primary purpose is to assist the Board in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting and accounting compliance, the audit process and processes for identifying, evaluating and monitoring the management of the Corporation's principal risks impacting financial reporting. The committee also assists the Board with the oversight of financial strategies and overall risk management.

The Audit Committee is composed of Geoffrey Rotstein (Chair), Marc Lavine and Grant McCutcheon, each of whom is a director of the Corporation. The majority of the Audit Committee are not employees, Control Persons (as defined by the rules and policies of the Exchange) or officers of the Corporation. Geoffrey Rotstein and Grant McCutcheon are "independent" as such term is defined in Multilateral Instrument 52-110 – *Audit Committees* (**"MI 52-110"**). The Corporation is of the opinion that all three members of the Audit Committee are "financially literate" as such term is defined in MI 52-110.

A copy of the charter of the Audit Committee is attached hereto as Schedule "A".

**Relevant Education and Experience**

All the members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements.

**Geoffrey Rotstein (Chair)** is currently President and Chief Executive Officer of Cyberplex Inc., a technology consulting company listed on the TSX, a position he has held since January 2006. From March 1997 to December 2005, he was Chief Financial Officer of Cyberplex Inc. He brings over 14 years of strategic and financial expertise to the Corporation and has acted as a director and Chairman of the audit committee of a number of other capital pool companies. From September 1992 to March 1997, Mr. Rotstein worked as a Chartered Accountant at Coopers & Lybrand in Toronto, a major global accounting firm. Mr. Rotstein received his C.A. designation in 1996 and received his MBA degree from York University in Toronto in 1992.

**Marc Lavine** is Chairman, Chief Executive Officer and a co-founder of The Chrysalis Capital Group Inc., a private company focussed on all aspects of the CPC program. Mr. Lavine holds an Honours degree in Business Administration from the Richard Ivey School of Business at the University of Western Ontario (1991) where he received the gold medal for top student in his class.

**Grant McCutcheon** has been a partner and director of Lawrence & Company Inc., a Toronto based investment management firm, since its inception in December 1995. He has broad experience in the financing of both public and private companies and has participated in all aspects of private equity investing. Mr. McCutcheon practiced corporate and securities law from 1989 to 1992 in Toronto with Fasken Campbell Godfrey, the predecessor of the national law firm of Fasken Martineau DuMoulin LLP. Mr. McCutcheon received a Masters degree in International Management from The American Graduate School of International Management in 1993.

**Audit Committee Oversight**

At no time since the commencement of the Corporation's most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the Corporation's external auditors not been adopted by the Board.

**Reliance on Certain Exemptions**

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on exemptions in relation to "*De Minimus Non-Audit Services*" or any exemption provided by Part 8 of MI 52-110.

**Pre-Approval Policies and Procedures**

Pursuant to the terms of the Charter reproduced as Schedule "A", the Audit Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation's external auditor.

**External Auditor Service Fees (By Category)**

(a) *Audit Fees* - The Corporation's external auditors billed the Corporation approximately $12,500 during the financial year ended December 31, 2006 for audit fees.

(b) *Audit-Related Fees* – The Corporation's external auditors did not bill the Corporation any amount during the financial year ended December 31, 2006 for assurance and related services that are reasonably related to the performance of the audits or reviewing the Corporation's financial statements and are not included under "Audit Fees".

(c) *Tax Fees* – The Corporation's external auditors did not bill the Corporation any amount during the financial year ended December 31, 2006 for services related to tax compliance, tax advice and tax planning.

(d) *All Other Fees* – The Corporation's external auditors did not bill the Corporation any amount during the financial year ended December 31, 2006 for services other than those reported above.

**Exemption**

The Corporation is relying upon the exemption in section 6.1 of MI 52-110.

## INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no "informed person" (as such term is defined in National Instrument 51-102 - *Continuous Disclosure Obligations*) or proposed nominee for election as a director of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction in which the Corporation has participated since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which has materially affected or will materially affect the Corporation.

## PARTICULARS OF MATTERS TO BE ACTED UPON

**Background**

On June 18, 2007, the Corporation announced that it had entered into an agreement dated June 13, 2007 with Homeland Energy Corp. (**"Homeland Energy"**) and certain of its principal shareholders pursuant to which the Corporation proposes to complete a business combination to acquire Homeland Energy (the **"Proposed Transaction"**). When completed, the Proposed Transaction will constitute the Corporation's Qualifying Transaction pursuant to the policies of the Exchange and is subject to compliance with all necessary regulatory approvals and certain other terms and conditions.

Detailed information regarding the Proposed Transaction will be available in a filing statement to be filed on SEDAR.

**1. Election of Directors**

The Board presently consists of four directors, namely, Marc Lavine, Geoffrey Rotstein, Grant McCutcheon and Robert Munro, all of whom are elected annually. The election of A. Tom Griffis, Stephen E. Coates, Avrom E. Howard, John Manley and Neil McLoughlin is conditional upon, and shall be effective as of, the completion of the Qualifying Transaction. Upon completion of the Qualifying Transaction and the election of the aforementioned directors, it is anticipated that Marc Lavine, Geoffrey Rotstein and Grant McCutcheon will resign as directors of the Corporation. An affirmative vote of a majority of the votes cast at the Meeting is sufficient for the election of directors. Subject to the preceding sentences, each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed pursuant to the by-laws of the Corporation.

It is proposed that the persons named below will be nominated for election as directors at the Meeting:

| Name and Place of Residence | Principal Occupation(s) for Last Five Years | Director Since | Number of Common Shares Beneficially Owned or Controlled (as at August 20, 2007) |
|---|---|---|---|
| Marc Lavine [(1)]<br>Paris, France | Chairman, Chief Executive Officer and Director of the Corporation (October 2006 – present)<br><br>Chairman and Chief Executive Officer, The Chrysalis Capital Group Inc.<br><br>Chairman and Chief Executive Officer, Points International Ltd. (formerly Exclamation International Incorporated) (June 1999 – February 2002) | October 12, 2006 | 2,600,000 [(2)] |
| Robert Munro<br>Toronto, Ontario | President, Chief Financial Officer and Secretary, The Chrysalis Capital Group (October 2006 – present)<br><br>Director, Data Essentials & Applications, Rogers Wireless Partnership (March 2003 - March 2006)<br><br>Director of Venture Development, Points International Ltd. (formerly Exclamation International Incorporated) (December 1999 – June 2002) | October 12, 2006 | 100,000 |
| Geoffrey Rotstein [(1)]<br>Toronto, Ontario | President and Chief Executive Officer, Cyberplex Inc (January 2006 – present)<br><br>Chief Financial Officer, Cyberplex Inc. (March 1997 – December 2005) | October 12, 2006 | 100,000[(3)] |

| Name and Place of Residence | Principal Occupation(s) for Last Five Years | Director Since | Number of Common Shares Beneficially Owned or Controlled (as at August 20, 2007) |
|---|---|---|---|
| Grant McCutcheon [(1)] Toronto, Ontario | Partner and director of Lawrence & Company (January 1996 – present) | October 12, 2006 | 100,000 |
| A. Tom Griffis Ottawa, Ontario | President, Griffis International Limited (June 1985 – present) | - | - |
| Stephen E. Coates London, England | President and Chief Executive Officer, Homeland Energy (November 2006 – present)<br><br>President, Grove Communications Inc. (May 2003 – November 2006)<br><br>Special Assistant, Government of Ontairo (October 2001 – May 2003) | - | - |
| Avrom E. Howard Thornhill, Ontario | Vice-President Exploration, Odyssey Resources Limited (February 2007 – present)<br><br>President and Chief Executive Officer, Odyssey Resources Limited (December 1994 – January 2007) | - | - |
| John Manley Freeport, Bahamas | Director, Homeland Energy (October 2006 – present)<br><br>Owner (holding company), Xymax Corp (April 1998 – present) | - | - |
| Neil McLoughlin County Fermanagh, Northern Ireland | Director, Bridge Investment Corporation (March 2003 – December 2006) | - | - |

**Notes:**

(1) Member of the Audit Committee.
(2) Indirectly held by Marc Lavine, as to: (i) 100,000 Common Shares held by The Eyeland Corporation, a private company which is controlled by Marc Lavine; and (ii) 2,500,000 Common Shares held by The Chrysalis Capital Group Inc., a private company which is wholly-owned by The Eyeland Corporation.
(3) Indirectly held by Geoffrey Rotstein, a director of the Corporation, through his wholly-owned private company, Titan Capital Inc.

The following is a brief description of the principal occupations of the above-named individuals during the last five years, along with other biographical information:

*Marc Lavine*

Mr. Lavine is Chairman, Chief Executive Officer and a co-founder of The Chrysalis Capital Group Inc., a private company focused on all aspects of the CPC program, from the development of a series of CPCs to the introduction of supporting products, such as a CPC Co-Investment Partnership.

Mr. Lavine has been involved in the creation of two companies and led the process for their subsequent public listing through the CPC process. Both of those companies, Points International Ltd. (formerly Exclamation International Incorporation) (**"Points International"**) and Cyberplex Inc. (**"Cyberplex"**), are currently listed on the TSX. More recently, Mr. Lavine founded three other CPCs: Chrysalis Capital Corporation, a CPC which completed its IPO in March 2004 and successfully completed its Qualifying Transaction in April 2005 with PharmEng International Inc. (**"PharmEng"**), a consulting and manufacturing company serving the pharmaceutical industry and currently listed on the Exchange; Chrysalis Capital II Corporation, a CPC which completed its IPO in March 2005 and successfully completed its Qualifying Transaction in August 2006 with Tangarine Concepts Corporation, a St. Catharines, Ontario-based company which markets consumer-initiated electronic financial payment solutions to retail businesses, to form Tangarine Payment Solutions Corp. (**"Tangarine"**); and Chrysalis Capital III Corporation, a CPC which completed its IPO in June 2006 and successfully completed its Qualifying Transaction in December 2006 with U.S. Silver Corporation, a Delaware Corporation which owns and operates the Galena underground silver mine.

In addition to serving as a director of PharmEng, Cyberplex and Tangarine, Marc Lavine is also a director of another CPC, Carlaw Capital Corp., which completed its IPO in February 2007 and recently announced a proposed Qualifying Transaction with Nyah Resources Inc., an Ontario corporation which owns uranium mining property in northern Ontario.

Mr. Lavine worked as the Vice-President of Cyberplex (from January 1995 to December 1997) and as a management consultant at McKinsey & Company, a consulting firm (from September 1991 to August 1993).

Mr. Lavine holds an Honours degree in Business Administration from the Richard Ivey School of Business at the University of Western Ontario (1991) where he received the gold medal for top student in his class.

*Grant McCutcheon*

Mr. McCutcheon has been a partner and director of Lawrence & Company Inc. ("**Lawrence & Company**"), a Toronto based investment management firm, since its inception in December 1995. He has broad experience in the financing of both public and private companies and has participated in all aspects of private equity investing. Mr. McCutcheon participates as a member of the board of directors of investee companies, and is currently a director of Footmaxx Holdings Inc. (TSXV), as well as Centrefire Growth Fund and Lawrence Enterprise Fund Inc., both unlisted Labour Sponsored Venture Capital Corporations.

Mr. McCutcheon practiced corporate and securities law from 1989 to 1992 in Toronto with Fasken Campbell Godfrey, the predecessor of the national law firm of Fasken Martineau DuMoulin LLP. Mr. McCutcheon received a Masters degree in International Management from The American Graduate School of International Management in 1993.

*Robert Munro*

Robert Munro is the President, Chief Financial Officer and a co-founder of The Chrysalis Capital Group Inc. He was President and Chief Financial Officer of Chrysalis Capital III Corporation until completion of a qualifying transaction with U.S. Silver Corporation on December 28, 2006. He was also Vice-President of both Chrysalis Capital Corporation (now PharmEng) and Chrysalis Capital II Corporation (now Tangarine). Prior to joining The Chrysalis Capital Group Inc., Mr. Munro served as Director, Data Product Management with Rogers AT&T Wireless Inc. (**"Rogers"**) from March 2003 to February 2006. Prior to joining Rogers, he was the Director of Venture Development with Points International from December 1999 to June 2002.

Mr. Munro holds a Bachelor of Arts degree from Huron College, the founding college of the University of Western Ontario, as well as several certificates in Project Management from Ryerson University.

*Geoffrey Rotstein*

Geoffrey Rotstein is Chief Executive Officer of Cyberplex Inc., a TSX-listed company, a position he has held since January 2006. From March 1997 to December 2005, he was the Chief Financial Officer of Cyberplex Inc. and its predecessor companies. From September 1992 to February 1997, Mr. Rotstein worked as a Chartered Accountant at Coopers & Lybrand in Toronto, a major global accounting firm.

Mr. Rotstein received his C.A. designation in 1996 and received his MBA degree from York University in Toronto in 1992.

*A. Tom Griffis*

Mr. Griffis is President of Griffis International Limited (**"GIL"**), a private investment and corporate management firm based in Toronto, Canada. GIL is focused on emerging resources companies which require early- to mid-stage financing, located in West Africa and South America. Mr. Griffis also founded Pan African Uranium, which was acquired by Homeland Energy in 2006. Mr. Griffis is Chairman of Homeland Energy and Virgin Metals Inc., and has served as Chairman and Chief Executive Officer of several other public and private resource companies.

Mr. Griffis is a retired LCol. in the Canadian Air Force and was a member of the Snowbirds aerobatic squadron in 1973-4. He returned to be team leader during the years 1979-80 and worked on the public relations aspect of the team.

*Stephen Coates*

Mr. Coates founded Homeland Energy in 2004 and serves as its President and Chief Executive Officer as well as Chairman of Homeland Uranium Inc. President of Grove Communications Inc., Mr. Coates is an experienced consultant on strategic relationships, business development and communications to the junior mining sector. The first four years of his working career were spent as a investment manager with RBC Dominion Securities – Canada's largest investment bank. He has been a volunteer director of numerous service organizations and an active fundraiser. Mr. Coates is a director of and advisor to several companies including Odyssey Resources Limited, Nuna Gold and Juno Special Situations Fund.

Mr. Coates is a graduate of King's College at the University of Western Ontario and has experience in publishing, government, investment management and communications.

*Avrom E. Howard*

Mr. Howard has broad international experience as a minerals exploration geologist and mining company executive as well as considerable corporate-financial and management experience. Mr. Howard founded Odyssey Resources Limited and acted as its President and Chief Executive Officer until recently. Mr. Howard is a director of Homeland Energy.

Mr. Howard graduated from the University of Colorado with a Masters degree in Geology after achieving his baccalaureate from the University of Toronto. He holds the accreditation of Professional Geoscientist and is a Fellow of the Gemological Association of Great Britain.

*John Manley*

Mr. Manley was President of So-Green Corp., a leading consumer fertilizer producer in Canada, until July 1997 and Vice-President (So-Green Division) of Virgoro Inc. until April 1998. Mr. Manley has experience with financing, computerization and marketing. He is a director of Homeland Energy.

*Neil McLoughlin*

Mr. McLoughlin has been a director and advisor to several boards, including Homeland Energy. He was Director of Bridge Investment Corporation until December 2006 and Fund Manager at Abu Dhabi Investment Corporation until December 2001. He has knowledge of the resource sector and the capital markets in the continental Europe, Asia Pacific and the Middle East. He has been a director and advisor to several boards and is a key source of knowledge on international financial markets.

Mr. McLoughlin has a degree in Economics and extensive experience in the financial industry. He has worked in Europe, the Middle East and Asia in corporate finance and investment management.

**IT IS INTENDED THAT THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR SUCH RESOLUTION. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS DIRECTORS. HOWEVER, IF FOR ANY REASON, ANY OF THE PROPOSED NOMINEES DO NOT STAND FOR ELECTION OR ARE UNABLE TO SERVE AS SUCH, PROXIES IN FAVOUR OF MANAGEMENT DESIGNEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS OR HER PROXY THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.**

**2. Appointment of Auditor**

Management proposes to nominate Mintz & Partners LLP, Chartered Accountants, which firm has been auditor of the Corporation since October 2006, as auditor of the Corporation to hold office until the next annual meeting of Shareholders.

**IT IS INTENDED THAT THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF MINTZ & PARTNERS LLP, CHARTERED ACCOUNTANTS, AS AUDITOR OF THE CORPORATION AND THE AUTHORIZING OF THE DIRECTORS TO FIX ITS REMUNERATION. AN AFFIRMATIVE VOTE OF A MAJORITY OF THE VOTES CAST AT THE MEETING IS SUFFICIENT FOR THE APPOINTMENT OF THE AUDITOR.**

**3. Stock Option Plan**

*Summary of Stock Option Plan*

The policies of the Exchange provide that the Board may from time to time, in its discretion, and in accordance with the Exchange requirements, grant incentive stock options to directors, officers, employees, management company employees and consultants of the Corporation and its Affiliates.

The purpose of the stock option plan (the "**Stock Option Plan**") established by the Corporation is to provide the optionees with an opportunity to purchase Common Shares and benefit from the appreciation thereof. Management believes that this proprietary interest in the Corporation will provide an increased incentive for the optionees to contribute to the future success and prosperity of the Corporation, thus enhancing the value of the Common Shares for the benefit of all of the shareholders and increasing the ability of the Corporation to attract and retain individuals of exceptional skill. Pursuant to the Stock

Option Plan, the maximum number of Common Shares reserved for issuance in any one-year period to any one optionee other than a consultant may not exceed 5% of the issued and outstanding Common Shares at the date of the grant. The maximum number of Common Shares reserved for issuance in any one-year period to any consultant may not exceed 2% of the issued and outstanding Common Shares at the date of the grant and the maximum number of Common Shares reserved for issuance in any one-year period to all persons engaged in investor relations activities may not exceed 2% of the issued and outstanding number of Common Shares at the date of the grant. Incentive stock options granted to any optionee while the Corporation is a CPC who does not continue as a director, officer, technical consultant or employee of the resulting issuer (the **"Resulting Issuer"**) have a maximum term of the later of 12 months after the completion of the Qualifying Transaction and 90 days after the optionee ceases to be a director, officer, technical consultant or employee of the Resulting Issuer. In the event that the Corporation becomes a Tier 1 Issuer (as such term is defined in the Exchange policies), the Stock Option Plan provides that the Board may grant options which allow an optionee to elect to exercise its option on a "cashless basis", whereby the optionee, instead of making a cash payment for the aggregate exercise price, shall be entitled to be issued such number of Common Shares equal to the number which results when (i) the difference between the aggregate Fair Market Value of the Common Shares underlying the option and the aggregate exercise price of such option is divided by (ii) the Fair Market Value of each Common Share. "Fair Market Value" as defined in the Stock Option Plan means the closing price as reported by the Exchange on the last trading day immediately preceding the exercise date.

Notwithstanding the terms of the Stock Option Plan described above, the CPC Policy imposes certain additional restrictions on incentive stock options during the period that the Corporation remains a CPC. Such restrictions shall remain in place until the Exchange issues the Final Exchange Bulletin, as such term is defined in the CPC Policy (such bulletin indicating that the Resulting Issuer will not be considered a CPC). Under the CPC Policy, the Corporation, while it remains a CPC, is limited to granting incentive stock options to only directors, officers and technical consultants of the Corporation. In addition, the total number of Common Shares reserved under option for issuance pursuant to the Stock Option Plan may not exceed 10% of the Common Shares outstanding as at the closing of the initial public offering of the Corporation (the **"IPO"**), which occurred on February 12, 2007. The maximum number of Common Shares reserved under option for issuance to any individual officer or director may not exceed 5% of the issued and outstanding Common Shares after the closing of the IPO. The maximum number of Common Shares reserved under option for issuance to all technical consultants may not exceed 2% of the issued and outstanding Common Shares after the closing of the IPO. In addition, while the Corporation is a CPC, it is prohibited from granting incentive stock options to any person providing investor relations activities, promotional or market making services. The exercise price per Common Share under any incentive stock option granted by the Corporation while it is a CPC may not be less than the greater of $0.20 and the Discounted Market Price (as defined under Exchange policies). Any Common Shares acquired pursuant to the exercise of incentive stock options prior to the completion of the Qualifying Transaction must be deposited in escrow and will be subject to escrow until the Final Exchange Bulletin is issued.

*Annual Approval of the Stock Option Plan*

As the Stock Option Plan provides for a rolling maximum number of Common Shares which may be issuable upon the exercise of options granted under the Stock Option Plan, Exchange Policy 4.4 requires that the Stock Option Plan receive shareholder approval each year at the annual shareholders' meeting. Accordingly, Shareholders will be asked to consider and, if thought appropriate, pass a resolution approving the current Stock Option Plan for the ensuing year.

The text of the resolution to be submitted to the Shareholders is set out in Schedule "B" attached hereto.

**IT IS INTENDED THAT THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF SUCH RESOLUTION.**

*Resolution Approving Proposed Amendments to Stock Option Plan*

Upon completion of the Proposed Transaction, the Corporation will cease to be a CPC and may become an Exchange Tier 1 issuer or a company listed on the Toronto Stock Exchange (the **"TSX"**). In the event that the Corporation becomes an Exchange Tier 1 issuer, it will have the option of adopting a stock option plan that complies with rules applicable to the TSX. Accordingly, conditional upon completion of the Proposed Transaction and in the event that the Corporation becomes either an Exchange Tier 1 issuer or listed on the TSX, the Board deems it appropriate to amend the Stock Option Plan to remove provisions that are applicable only to CPCs and to incorporate certain other changes that the Board considers to be appropriate and reflective of the most current regulatory developments applicable to Tier 1 issuers and TSX-listed companies.

At the Meeting, Shareholders will be asked to consider and, if thought appropriate, approve a resolution authorizing such amendments to the Stock Option Plan (the **"Amended and Restated Stock Option Plan"**). Specifically, the adoption of the Amended and Restated Stock Option Plan will result in the following amendments:

(a) to provide that in the event that the Common Shares are listed for trading on the TSX, the expiration date of an option will be the later of the date fixed for expiration under the option grant and the date that is ten business days following the expiration of a "blackout period" (i.e. a period during which directors, officers and certain employees may be precluded from trading in the Corporation's securities) imposed by the Corporation should the option expire during such blackout period;

(b) to replace the general amending provision currently found in the Stock Option Plan with a more detailed amending provision that sets out the circumstances where stock exchange and shareholder approval will be required (e.g. certain amendments to options held by Insiders) and those circumstances where stock exchange and shareholder approval will not be required (e.g. amendments of a housekeeping nature); and

(c) to reflect a few housekeeping changes that: (i) remove provisions that are applicable only to CPCs; and (ii) comply with rules applicable to the TSX, including the addition of a definition of "Market Price" for the purposes of determining the "Option Price", consistent with the current definition in the TSX Company Manual.

The text of the resolution to be submitted to the Shareholders is set out in Schedule "C" attached hereto and the full text of the proposed Amended and Restated Stock Option Plan which has been blacklined to reflect the proposed amendments as contemplated in such resolution is attached hereto as Schedule "D".

In the event that the Corporation becomes an Exchange Tier 1 issuer or a company listed on the TSX following the completion of the Proposed Transaction, and conditional upon the approval of the Exchange and the Shareholders, all existing incentive stock options will be governed by the Amended and Restated Stock Option Plan.

**The Board has unanimously approved the proposed amendments to the Plan and recommends that Shareholders vote FOR the proposed amendments. An affirmative vote of a majority of the votes cast at the Meeting is sufficient to pass the resolution authorizing such amendments to the Plan.**

**IT IS INTENDED THAT THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF SUCH RESOLUTION.**

**Notwithstanding the approval of the Shareholders as herein provided, the Board may, in its sole discretion and without further notice to, or approval of, the Shareholders, determine not to proceed with the amendments contemplated in the Amended and Restated Stock Option Plan, in which case the Corporation's existing Stock Option Plan shall remain in full force and effect, unamended.**

4. **Consolidation of Common Shares**

Pursuant to the terms of the Proposed Transaction, the Corporation is required to consolidate the issued and outstanding Common Shares at an 2:1 ratio (the **"Share Consolidation"**) with any resulting fraction being rounded either up or down to the next highest or lowest number of the whole consolidated common shares, as the case may be. Accordingly, Shareholders will be asked at the Meeting to pass a special resolution authorizing the Share Consolidation.

The text of the special resolution which management intends to place before the Meeting for approval is attached hereto as Schedule "E".

**The Board has unanimously approved the Share Consolidation and recommends that Shareholders vote FOR the Share Consolidation. To be effective, the special resolution approving the Share Consolidation must be approved by at least 66 2/3% of the votes cast in person or by proxy at the Meeting.**

**IT IS INTENDED THAT THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF SUCH RESOLUTION.**

**In the event that the Proposed Transaction does not proceed, the Board may, in its sole discretion, decide not to act on this resolution.**

5. **Name Change**

Shareholders will be asked to consider and, if deemed appropriate, approve and adopt a special resolution authorizing the Board to amend the articles of incorporation of the Corporation to effect the change of name of the Corporation to "Homeland Energy Corp." or any such other name as the Board, the regulatory authority under the *Canada Business Corporations Act* and the Exchange may approve.

The text of the special resolution which management intends to place before the Meeting for approval is attached hereto as Schedule "F".

**The Board has unanimously approved the Name Change and recommends that Shareholders vote FOR the Name Change. To be effective, the special resolution approving the Name Change must be approved by at least 66 2/3% of the votes cast in person or by proxy at the Meeting.**

**IT IS INTENDED THAT THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR THE ABOVE RESOLUTION.**

**In the event that the Proposed Transaction does not proceed, the Board may, in its sole discretion, decide not to act on this resolution.**

## INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person or company who is, or at any time during the financial year ended December 31, 2006 was, a director or executive officer of the Corporation, a proposed management nominee for election as a director of the Corporation, or an associate or affiliate of any such director, executive officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors.

## ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation's financial statements and Management's Discussion and Analysis ("**MD&A**") for the year ended December 31, 2006. In addition, copies of the Corporation's annual financial statements and MD&A and this management information circular may be obtained upon request to the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

## APPROVAL OF BOARD OF DIRECTORS

The contents of this management information circular and the sending of it to each director of the Corporation, to the auditor of the Corporation, to the Shareholders and to the appropriate governmental agencies, have been approved by the directors of the Corporation.

Dated: August 22, 2007.

Marc Lavine
Chairman and Chief Executive Officer

**SCHEDULE "A"**
**AUDIT COMMITTEE CHARTER**

(Implemented pursuant to Multilateral Instrument 52-110)

Multilateral Instrument 52-110 (the "**Instrument**") relating to the composition and function of audit committees was implemented for Ontario reporting companies and, accordingly, applies to every TSX Venture Exchange listed company, including the Corporation. The Instrument requires all affected issuers to have a written audit committee charter which must be disclosed, as stipulated by Form 52-110F2, in the management information circular of the Corporation wherein management solicits proxies from the security holders of the Corporation for the purpose of electing directors to the board of directors. The Corporation, as a TSX Venture Exchange-listed company is, however, exempt from certain requirements of the Instrument.

This Charter has been adopted by the board of directors in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Corporation. Nothing in this Charter is intended to restrict the ability of the board of directors or Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.

**PART 1**

**Purpose:**

The purpose of the Committee is to:

(a) improve the quality of the Corporation's financial reporting;

(b) assist the board of directors to properly and fully discharge its responsibilities;

(c) provide an avenue of enhanced communication between the directors and external auditors;

(a) enhance the external auditor's independence;

(d) increase the credibility and objectivity of financial reports; and

(e) strengthen the role of the directors by facilitating in depth discussions between directors, management and external auditors.

**1.1 Definitions**

"**accounting principles**" has the meaning ascribed to it in National Instrument 52-107 *Acceptable Accounting Principles, Auditing Standards and Reporting Currency*;

"**Affiliate**" means a Corporation that is a subsidiary of another Corporation or companies that are controlled by the same entity;

"**audit services**" means the professional services rendered by the Corporation's external auditor for the audit and review of the Corporation's financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements;

"**Charter**" means this audit committee charter;

"**Committee**" means the committee established by and among certain members of the board of directors for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation;

"**Control Person**" means any individual or company that holds or is one of a combination of individuals or companies that holds a sufficient number of any of the securities of the Corporation so as to affect materially the control of the Corporation, or that holds more than 20% of the outstanding voting shares of the Corporation except where there is evidence showing that the holder of those securities does not materially affect the control of the Corporation;

"**financially literate**" has the meaning set forth in Section 1.2;

"**immediate family member**" means a person's spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the person or the person's immediate family member) who shares the individual's home;

"**Instrument**" means Multilateral Instrument 52-110;

"**MD&A**" has the meaning ascribed to it in National Instrument 51-102;

"**Member**" means a member of the Committee;

"**National Instrument 51-102**" means National Instrument 51-102 *Continuous Disclosure Obligations*; and

"**non-audit services**" means services other than audit services.

**1.2 Meaning of Financially Literate**

For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

**PART 2**

**2.1 Audit Committee**

The board of directors has hereby established the Committee for, among other purposes, compliance with the Instrument.

**2.2 Relationship with External Auditors**

The Corporation will require its external auditor to report directly to the Committee and the Members shall ensure that such is the case.

**2.3 Committee Responsibilities**

1. The Committee shall be responsible for making the following recommendations to the board of directors:

    (a) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation; and

    (b) the compensation of the external auditor.

2. The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting. This responsibility shall include:

(a) reviewing the audit plan with management and the external auditor;

(b) reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;

(c) questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

(d) reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(e) reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtaining an explanation from management of all significant variances between comparative reporting periods;

(f) reviewing the post-audit or management letter, containing the recommendations of the external auditor, and management's response and subsequent follow up to any identified weakness;

(g) reviewing interim unaudited financial statements before release to the public;

(h) reviewing all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report and management's discussion and analysis;

(i) reviewing the evaluation of internal controls by the external auditor, together with management's response;

(j) reviewing the terms of reference of the internal auditor, if any;

(k) reviewing the reports issued by the internal auditor, if any, and management's response and subsequent follow up to any identified weaknesses; and

(l) reviewing the appointments of the chief financial officer and any key financial executives involved in the financial reporting process, as applicable.

3. The Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the issuer's external auditor.

4. The Committee shall review the Corporation's financial statements, MD&A, and annual and interim earnings press releases before the Corporation publicly discloses this information.

5. The Committee shall ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, and shall periodically assess the adequacy of those procedures.

6. When there is to be a change of auditor, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102, and the planned steps for an orderly transition.

7. The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Instrument 51-102, on a routine basis, whether or not there is to be a change of auditor.

8. The Committee shall, as applicable, establish procedures for:

   (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

   (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

9. As applicable, the Committee shall establish, periodically review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer, as applicable.

10. The responsibilities outlined in this Charter are not intended to be exhaustive. Members should consider any additional areas which may require oversight when discharging their responsibilities.

**2.4 De Minimus Non-Audit Services**

The Committee shall satisfy the pre-approval requirement in subsection 2.3(3) if:

(a) the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the issuer and its subsidiary entities to the issuer's external auditor during the financial year in which the services are provided;

(b) the Corporation or the subsidiary of the Corporation, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

(c) the services are promptly brought to the attention of the Committee and approved by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee, prior to the completion of the audit.

**2.5 Delegation of Pre-Approval Function**

1. The Committee may delegate to one or more independent Members the authority to pre-approve non-audit services in satisfaction of the requirement in subsection 2.3(3).

2. The pre-approval of non-audit services by any Member to whom authority has been delegated pursuant to subsection 2.5(1) must be presented to the Committee at its first scheduled meeting following such pre-approval.

**PART 3**

**3.1 Composition**

1. The Committee shall be composed of a minimum of three Members.

2. Every Member shall be a director of the issuer.

3. The majority of Members shall not be employees, Control Persons or officers of the Corporation.

4. If practicable, given the composition of the directors of the Corporation, each audit committee member shall be financially literate.

## PART 4

### 4.1 Authority

Until the replacement of this Charter, the Committee shall have the authority to:

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) set and pay the compensation for any advisors employed by the Committee;

(c) communicate directly with the internal and external auditors; and

(d) recommend the amendment or approval of audited and interim financial statements to the board of directors.

## PART 5

### 5.1 Disclosure in Information Circular

If management of the Corporation solicits proxies from the security holders of the Corporation for the purpose of electing directors to the board of directors, the Corporation shall include in its management information circular the disclosure required by Form 52-110F2 (Disclosure by Venture Issuers).

## PART 6

### 6.1 Meetings

1. Meetings of the Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly.

2. Opportunities shall be afforded periodically to the external auditor, the internal auditor and to members of senior management to meet separately with the Members.

3. Minutes shall be kept of all meetings of the Committee.

## SCHEDULE "B"
## APPROVAL OF STOCK OPTION PLAN

**WHEREAS** the policies of the TSX Venture Exchange require annual shareholder approval for the continuation of a rolling stock option plan;

**BE IT RESOLVED THAT:**

1. the stock option plan of the Corporation dated February 12, 2007 (the "**Stock Option Plan**") is hereby authorized and approved;

2. the form of the Stock Option Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval from the shareholders of the Corporation; and

3. any one director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to do all such things and to execute such documents, whether under the corporate seal of the Corporation or otherwise, that may be necessary to give effect to the foregoing resolution.

## SCHEDULE "C"
## RESOLUTION APPROVING AMENDED AND RESTATED STOCK OPTION PLAN

1. subject to the acceptance by the TSX Venture Exchange (the **"Exchange"**) and conditional upon the Corporation becoming a Tier 1 issuer (as such term is defined in the Exchange policies) or listed on the Toronto Stock Exchange, the amended and restated stock option plan (the **"Amended and Restated Stock Option Plan"**) in the form attached as Schedule "D" to the management information circular of the Corporation dated August 22, 2007, with such amendments as the board of directors of the Corporation, in its discretion, may determine is hereby authorized and approved;

2. the form of the Amended and Restated Stock Option Plan Stock Option Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval from the shareholders of the Corporation;

3. the shareholders of the Corporation hereby expressly authorize the board of directors that it may revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard;

4. notwithstanding the approval of the shareholders of the Corporation as herein provided, the directors of the Corporation may, in their sole discretion and without further notice to, or approval of, the shareholders of the Corporation, determine not to proceed with the amendments contemplated in the Amended and Restated Stock Option Plan, in which case the current stock option plan of the Corporation shall remain in full force and effect, unamended; and

5. any one director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to do all such things and to execute such documents, whether under the corporate seal of the Corporation or otherwise, that may be necessary to give effect to the foregoing resolution.

SCHEDULE "D"

# CHRYSALIS CAPITAL IV CORPORATION

## 2007 AMENDED AND RESTATED STOCK OPTION PLAN

### 1. Purpose of the Plan

The purpose of the Plan is to provide the Participants with an opportunity to purchase Common Shares and benefit from the appreciation thereof. This proprietary interest in the Corporation will provide an increased incentive for the Participants to contribute to the future success and prosperity of the Corporation, thus enhancing the value of the Common Shares for the benefit of all the shareholders and increasing the ability of the Corporation and its Subsidiaries to attract and retain individuals of exceptional skill.

### 2. Defined Terms

2.1 Where used herein, the following terms shall have the following meanings (all other capitalized terms used and not defined herein shall have the meanings ascribed to them in the TSX Venture Exchange Corporate Finance Manual):

(a) **"Acceleration Right"** means the Participant's right, in certain circumstances, to exercise its outstanding Option as to all or any of the Common Shares in respect of which such Option has not previously been exercised and which the Participant is entitled to exercise, including in respect of Common Shares not otherwise vested at such time;

(b) **"Black Out Period"** means the period during which designated persons cannot trade securities of the Corporation pursuant to any policy of the Corporation respecting restrictions on trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Corporation, or with respect to an insider, such insider, is subject).

(c) ~~(b)~~ **"Board"** means the board of directors of the Corporation;

(d) **"Business Day"** means each day other than a Saturday, Sunday or statutory holiday in Ontario, Canada;

(e) ~~(c)~~ **"Common Shares"** means the common shares in the capital of the Corporation or, in the event of an adjustment contemplated by Article 8 hereof, such shares to which a Participant may be entitled upon the exercise of an Option as a result of such adjustment;

(f) ~~(d)~~ **"Corporation"** means Chrysalis Capital IV Corporation, and includes any successor corporation thereof;

(g) ~~(e)~~ **"Exchange"** means the ~~TSX Venture~~Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on the ~~TSX Venture~~Toronto Stock Exchange, then on any stock exchange in Canada on which such shares are listed and posted for trading or any other regulatory body having jurisdiction as may be selected for such purpose by the Board;

(h) ~~(f)~~ **"Exercise Notice"** means the notice in writing signed by the Participant or the Participant's legal personal representatives addressed to the Corporation specifying an intention to exercise all or a portion of the Option;

(i) ~~(g)~~ **"Expiry Time"** means the time at which the Options will expire, being 4:00 p.m. (Toronto time) on a date to be fixed by the Board at the time the Option is granted~~, which date will not be more than five years from the date of grant~~;

~~(h) **"Fair Market Value"** means, at any date in respect of the Common Shares, the closing price of the Common Shares as reported by the Exchange on the last trading day immediately preceding such date or, if the Common Shares are not listed on any stock exchange, a price determined by the Board;~~

(j) ~~(i)~~ **"Insider"** has the meaning ascribed thereto in the ~~Exchange Corporate Finance Manual~~*Securities Act* (Ontario) and also includes "associates" and "affiliates" (as such terms are defined in the *Securities Act* (Ontario)) of the Insider;

(k) **"Market Price"** means the volume weighted average trading price of the Common Shares on the Exchange, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the relevant date, calculated in accordance with the rules of such stock exchange;

(l) ~~(j)~~ **"Option"** means an option to purchase Common Shares from treasury granted by the Corporation to a Participant, subject to the provisions contained herein;

(m) ~~(k)~~ **"Option Price"** means the price per share at which Common Shares may be purchased under the Option, as the same may be adjusted herein;

(n) ~~(l)~~ **"Participants"** means the directors, officers and employees of, and consultants to, the Corporation or its Subsidiaries~~, as defined by the relevant Exchange and, subject to compliance with the applicable requirements of the Exchange, the Personal Holding Companies of such persons,~~ to whom an Option has been granted by the Board pursuant to the Plan and which Option or a portion thereof remains unexercised;

~~(m) **"Personal Holding Company"** means a company of which at least 50% of the voting shares are beneficially owned, directly or indirectly, by a director, officer or employee of, or consultant to, the Corporation or its Subsidiaries, and the remaining shares of which are beneficially owned, directly or indirectly, by any one or more of the spouse, minor children or minor grandchildren of such director, officer, employee or consultant and such entity shall be bound by the Plan in the same manner as if the Options were held directly;~~

(o) ~~(n)~~ **"Plan"** means this 2007 Amended and Restated stock option plan of the Corporation, as the same may be amended or varied from time to time;

(p) ~~(o)~~ **"Subsidiary"** means any corporation that is a subsidiary of the Corporation, as such term is defined under the *Canada Business Corporations Act*, as such provision is from time to time amended, varied or re-enacted, or a "related entity" as defined in section 2.22 of National Instrument 45-106; and

(q) ~~(p)~~ **"Take-Over Bid"** has the meaning ascribed thereto in the *Securities Act* (Ontario), as such provision is from time to time amended, varied or re-enacted.

**3. Administration of the Plan**

3.1 The Board shall administer this Plan. Options granted under the Plan shall be granted in accordance with determinations made by the Board pursuant to the provisions of the Plan as to: (a) the Participants to whom and the time or times at which the Options will be granted; the number of Common Shares which shall be the subject of each Option; (b) any vesting provisions attaching to the Option; and (c) the terms and provisions of the respective stock option agreements, provided however, that each director, officer, employee or consultant shall have the right not to participate in the Plan and any decision not to participate therein shall not affect the employment by or engagement with the Corporation. The Board shall ensure that Participants under the Plan are eligible to participate under the Plan, and, if required by the Exchange, shall represent and confirm that the Participant is a bona fide director, officer, employee~~,~~, or consultant ~~or management company employee (as defined in the policies of the Exchange)~~.

3.2 The Board may, from time to time, adopt such rules and regulations for administering the Plan as it may deem proper and in the best interests of the Corporation and may, subject to applicable law, delegate its powers hereunder to administer the Plan to a committee of the Board (the **"Committee"**). The Committee shall be comprised of two or more members of the Board who shall serve at the pleasure of the Board. Vacancies occurring on the Committee shall be filled by the Board.

3.3 The Committee (or the Board where the Committee has not been constituted) shall have the power to delegate to any member of the Board or officer so designated (the **"Administrator"**), ~~with~~ the power to determine which ~~Eligible Persons~~Participants are to be granted Options and to grant such Options, the number of Common Shares purchasable under each Option, the Option Price and the time or times when and the manner in which Options are exercisable, and the Administrator shall make such determinations in accordance with the provisions of this Plan and with applicable securities and stock exchange regulatory requirements, subject to final approval by the Committee or Board.

**4. Granting of Option**

4.1 Participants may be granted Options from time to time. The grant of Options will be subject to the conditions contained herein and may be subject to additional conditions determined by the Board from time to time. Each Option granted hereunder shall be evidenced by an agreement in writing, signed on behalf of the Corporation and by the Participant, in such form as the Board shall approve from time to time. Each such agreement shall recite that it is subject to the provisions of this Plan.

4.2 The aggregate number of Common Shares of the Corporation allocated and made available to be granted to Participants under the Plan shall not exceed 10% of the issued and outstanding Common Shares of the Corporation as at the date of grant (on a non-diluted basis). Common Shares in respect of which Options are cancelled or not exercised prior to expiry, for any reason, shall be available for subsequent Option grants under the Plan. No fractional shares may be purchased or issued hereunder.

4.3 The Corporation shall at all times, during the term of the Plan, reserve and keep available such number of Common Shares as will be sufficient to satisfy the requirements of the Plan.

4.4 Any grant of Options under the Plan shall be subject to the following restrictions:

(a) the aggregate number of Common Shares reserved for issuance pursuant to Options granted to any one Participant in any ~~one year~~12 month period may not exceed 5% of the Corporation's total issued and outstanding Common Shares ~~(on a non-diluted basis)~~*unless disinterested shareholder approval is obtained*;

(b) the aggregate number of Common Shares ~~reserved for issuance~~issuable pursuant to Options granted to Insiders pursuant to the Plan and other security based *compensation arrangements* may not exceed 10% of the Corporation's total issued and outstanding Common Shares ~~(on a non-diluted basis)~~, unless disinterested shareholder approval is obtained;

(c) the ~~issuance~~aggregate number of Common Shares issued to Insiders pursuant to the Plan and other ~~share~~security based compensation arrangements within ~~a~~any one-year period may not exceed 10% of the Corporation's total issued and outstanding Common Shares ~~(on a non-diluted basis)~~, unless disinterested shareholder approval is obtained;

(d) the issuance of Common Shares to any one ~~Insider and such Insider's associates pursuant to the Plan and other share *compensation arrangements* within a one year period may not exceed 5% of the *outstanding* Common Shares (on a non-diluted basis), *unless disinterested shareholder approval is obtained*;~~

~~(e) the issuance of Common Shares to any one~~ Consultant within a ~~one year~~12 month period may not exceed 2% of the ~~Outstanding~~Corporation's total issued and *outstanding* Common Shares ~~(on a non-diluted basis)~~ at the date of grant; and

(e) ~~(f)~~ the issuance of Common Shares to an Employee conducting Investor Relations Activities ~~(as defined in Exchange Policy 1.1)~~ may not exceed, in the aggregate, 2% of the Corporation's total issued and outstanding Common Shares.

4.5 ~~Provided that the Corporation is listed on Tier 1 of the Exchange and is in compliance with applicable Exchange requirements, the~~The Board may grant Options which allow a Participant to elect to exercise its Option on a "cashless basis", whereby the Participant, instead of making a cash payment for the aggregate exercise price, shall be entitled to be issued such number of Common Shares equal to the number which results when: (i) the difference between the aggregate ~~Fair~~ Market ~~Value~~Price of the Common Shares underlying the Option and the aggregate exercise price of such Option is divided by (ii) the ~~Fair~~ Market ~~Value~~Price of each Common Share.

4.6 All Options granted pursuant to this Plan shall be subject to rules and policies of the Exchange and any other regulatory body having jurisdiction.

4.7 A Participant who has been granted an Option may, if otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional Option if the Board so determines.

**5. Option Price**

5.1 ~~Subject to applicable Exchange approval, the~~The Option Price shall be fixed by the Board at the time the Option is granted to a Participant. In no event shall the ~~price~~Option Price be ~~less~~lower than the ~~Discounted Market Price (as defined in the policies of the Exchange). If a press release fixing the price is not issued, the Discounted Market Price is the closing price per Common Share on the Exchange on the last trading day preceding the date of grant on which there was a closing price (less the applicable discount) or, if the Common Shares are not listed on any stock exchange, a price determined by the Board; provided that, if the Board, in its sole discretion, determines that the closing price on the last trading day preceding the date of grant would not be representative of the market price of the Common Shares, then the Board may base the price on the greater of the closing price and the weighted average price per share for the Common Shares for five (5) consecutive trading days ending on the last trading day preceding the date of grant on which there was a closing price on the Exchange. The weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold on the Exchange during the said five (5) consecutive trading days, by the total number of Common Shares so sold~~Market Price at the time the Option is granted.

5.2 Once the Option Price has been determined by the Board~~, accepted by the Exchange~~ and the Option has been granted, if the ~~Optionee~~Option holder is an Insider, the Option Price may only be reduced if "disinterested" shareholder approval is obtained; provided that such "disinterested" shareholder approval is then a requirement of the Exchange or other regulatory body having jurisdiction.

**6. Term of Option**

6.1 The term of the Option shall be a period of time fixed by the Board, not to exceed ~~five~~ten years from the date of grant~~, or ten years if the Corporation becomes a Tier 1 Issuer (as defined in Exchange Policy 1.1) or lists on the Toronto Stock Exchange or another stock exchange~~. Unless the Board determines otherwise, Options shall be exercisable in whole or in part at any time during this period in accordance with such vesting provisions, conditions or limitations (including applicable hold periods) as are herein contained or as the Board may from time to time impose, or as may be required by the Exchange or under applicable securities law.

6.2 Provided that the Common Shares are listed for trading on the Toronto Stock Exchange, in the event that the expiry date of an Option falls within a Black Out Period or within nine Business Days following the expiry of a Black Out Period, such expiry date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Black Out Period, such tenth Business Day to be considered the expiry date for such Option for all purposes under the Plan. Notwithstanding Section 13 below, the ten Business Day period referred to in this section may not be extended by the Board.

6.3 ~~6.2~~ Each Option and all rights thereunder shall be expressed to expire at the Expiry Time, but shall be subject to earlier termination in accordance with Section 11 hereof.

6.4 ~~6.3 Subject to any specific requirements of the Exchange, the~~The Board shall determine the vesting period or periods within the Option term, during which a Participant may exercise an Option or a portion thereof.

~~6.4 In addition to any resale restriction under securities laws, an Option may be subject to a four-month Exchange hold period commencing on the date the Option is granted.~~

**7. Exercise of Option**

7.1 Subject to the provisions of the Plan and the terms of any stock option agreement, an Option or a portion thereof may be exercised, from time to time, by delivery of the Exercise Notice to the Corporation's principal office in Toronto, Ontario. The Exercise Notice shall state the intention of the Participant or the Participant's legal personal representative to exercise the said Option or a portion thereof and specify the number of Common Shares in respect of which the Option is then being exercised, and shall be accompanied by the full purchase price of the Common Shares which are the subject of the exercise. Such Exercise Notice shall contain the Participant's undertaking to comply, to the satisfaction of the Corporation, with all applicable requirements of the Exchange and any applicable regulatory authorities.

**8. Adjustments in Shares**

8.1 If the outstanding shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation through a re-organization, plan of arrangement, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board, in its discretion, in the number or kind of shares optioned and the exercise price per share with respect to: (a) previously granted and unexercised Options or portions thereof; and (b) Options which may be granted subsequent to any such change in the Corporation's capital.

8.2 Determinations by the Board as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. The Corporation shall not be obligated to issue fractional securities in satisfaction of any of its obligations hereunder.

**9. Accelerated Vesting**

9.1 In the event that certain events such as a liquidation or dissolution of the Corporation or a re-organization, plan of arrangement, merger or consolidation of the Corporation with one or more corporations, as a result of which the Corporation is not the surviving corporation, or the sale by the Corporation of all or substantially all of the property and assets of the Corporation to another corporation prior to the Expiry Time, are proposed or contemplated, the Board may, notwithstanding the terms of this Plan or any stock option agreements issued hereunder, exercise its discretion, by way of resolution, to permit accelerated vesting of Options on such terms as the Board sees fit at that time. If the Board, in its sole discretion, determines that the Common Shares subject to any Option granted hereunder shall vest on an accelerated basis, all Participants entitled to exercise an unexercised portion of Options then outstanding shall have the right at such time, upon written notice being given by the Corporation, to exercise such Options to the extent specified and permitted by the Board and within the time period specified by the Board, which shall not extend past the Expiry Time.

9.2 An Option may provide that whenever the Corporation's shareholders receive a Take-~~over~~Over Bid and the Corporation supports this bid, pursuant to which the "offeror" would, as a result of such Take-~~over~~Over Bid being successful, beneficially own in excess of 50% of the outstanding Common Shares, the Participant may exercise the Acceleration Right. The Acceleration Right shall commence on the date of the mailing of the Board circular recommending acceptance of the Take-~~over~~Over Bid and end on the earlier of:

(a) the Expiry Time; and

(b) (i) in the event the Take-~~over~~Over Bid is unsuccessful, the expiry date of the Take-~~over~~Over Bid; and (ii) in the event the Take-~~over~~Over Bid is successful, the tenth (10th) day following the expiry date of the Take-~~over~~Over Bid.

9.3 At the time of the termination of the Acceleration Right, the original vesting terms of the Options shall be reinstated with respect to the Common Shares issuable thereunder which were not acquired by the holders of such Options pursuant to the terms thereof. Notwithstanding the foregoing, the Acceleration Right may be extended for such longer period as the Board may resolve.

9.4 Provided that the Corporation is ~~listed on Tier 1 of the Exchange and is in~~ in compliance with applicable Exchange requirements, the Corporation may satisfy any obligations to a Participant hereunder by paying to the Participant in cash the difference between the ~~exercise price~~Option Prices of all unexercised Options granted hereunder and the ~~Fair Market Value~~fair market value of the Common Shares to which the Participant would be entitled upon exercise of all unexercised Options, regardless of whether all conditions of exercise relating to continuous employment have been satisfied.

**10. Decisions of the Board**

All decisions and interpretations of the Board respecting the Plan or Options granted thereunder shall be conclusive and binding on the Corporation and the Participants and their respective legal personal representatives and on all directors, officers, employees and consultants of the Corporation who are eligible to participate under the Plan.

**11. Ceasing to be a Director, Officer, Employee or Consultant**

11.1 Subject to the terms of the applicable stock option agreements and subject to ~~sections 11.2 and 11.5~~section 11.3 hereof, in the event of the Participant ceasing to be a director, officer, employee or consultant of the Corporation or a Subsidiary for any reason other than death, including the resignation or retirement of the Participant or the termination by the Corporation or a Subsidiary of the employment of the Participant, prior to the Expiry Time, such Option ~~(including an Option held by a Participant's Personal Holding Company)~~ may be exercised as to such Common Shares in respect of which the Option has not previously been exercised (and as the Participant would have been entitled to exercise) at any time up to and including (but not after) the earlier of: (a) the Expiry Time; and (b) a date that is ninety (90) days following the effective date of such resignation or retirement or a date that is ninety (90) days following the date notice of termination of employment is given by the Corporation or a Subsidiary, whether such termination is with or without reasonable notice, and subject to such shorter period as may be otherwise specified in the stock option agreement, after which date the Option shall forthwith expire and terminate and be of no further force or effect whatsoever. ~~In the event that the Corporation becomes a Tier 1 Issuer (as defined in Exchange Policy 1.1) or lists on the Toronto Stock Exchange or another stock exchange, such ninety (90) day limit may not be applicable at the discretion of the Board.~~

~~11.2 Options granted to any Optionee while the Corporation is a Capital Pool Company (as defined in Exchange Policy 2.4) (a **"CPC"**) that does not continue as a director, officer, technical consultant or employee of the Resulting Issuer (being the Issuer that was formerly a CPC, which exists upon issuance of the Exchange Bulletin following closing of the Qualifying Transaction) (the **"Resulting Issuer"**), have a maximum term of the later of 12 months after the Completion of the Qualifying Transaction (as defined in Exchange Policy 2.4) and 90 days after the~~

~~Optionee ceases to be a director, officer, technical consultant or employee of the Resulting Issuer. Any Common Shares acquired on exercise of Options prior to the Completion of the Qualifying Transaction (as defined in Exchange Policy 2.4) must be deposited in escrow and will be subject to escrow until the Final Exchange Bulletin (as defined in Exchange Policy 2.4) is issued.~~

11.2 ~~11.3~~ In consideration of the Option hereby granted, in the event of the resignation or retirement of the Participant or the termination of employment by the Corporation without cause, the Participant hereby covenants not to sue the Corporation for damages arising from the loss of rights granted hereunder and releases the Corporation from any damages.

11.3 ~~11.4~~ Notwithstanding the foregoing, in the event of termination for cause, such Option ~~(including an Option held by a Participant's Personal Holding Company)~~ shall expire and terminate immediately at the time of delivery of notice of termination of employment for cause to the Participant by the Corporation or a Subsidiary and shall be of no further force or effect whatsoever as to the Common Shares in respect of which an Option has not previously been exercised.

~~11.5 In the event the Participant is engaged in Investor Relations Activities and ceases to provide such Investor Relations Activities to the Corporation or a Subsidiary for any reason, including the termination by the Corporation, a Subsidiary or the Participant of such services, prior to the Expiry Time, such Option (including an Option held by a Participant's Personal Holding Company) shall cease and terminate on the thirtieth (30th) day following the date notice of termination of such Investor Relations Activities is given by the Corporation, a Subsidiary or the Participant, and subject to such shorter period as may be otherwise specified in the stock option agreement, or at the Expiry Time, whichever occurs first, and shall be of no further force or effect whatsoever as to the Common Shares in respect of which an Option has not previously been exercised.~~

11.4 ~~11.6~~ In the event of the death of a Participant on or prior to the Expiry Time, such Option ~~(including an Option held by a Participant's Personal Holding Company)~~ may be exercised as to such of the Common Shares in respect of which such Option has not previously been exercised (and as the Participant would have been entitled to purchase), by the legal personal representatives of the Participant at any time up to and including (but not after) a date one (1) year from the date of death of the Participant, unless otherwise specified in the stock option agreement or up to the Expiry Time, whichever occurs first, after which date the Option shall forthwith expire and terminate and be of no further force or effect whatsoever.

11.5 ~~11.7~~ Options shall not be affected by any change of employment of the Participant where the Participant continues to be employed by the Corporation or any of its Subsidiaries.

## 12. Transferability

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein or to the extent, if any, permitted by the Exchange.

## 13. Amendment or Discontinuance of Plan

The Board may from time to time, in the absolute discretion of the Board, amend, modify and change the provisions of the Plan or any Options granted hereunder, provided that any such

amendment, modification or change to the provisions of the Plan or any Options granted hereunder shall:

(a) not adversely alter or impair any Option previously granted except as permitted by Section 8 above;

(b) be subject to any regulatory approvals, where required, including the approval of the Exchange, where required;

(c) be subject to shareholder approval in accordance with the rules of the Exchange in circumstances where the amendment, modification or change to the Plan or Option would:

(i) reduce the Option Price of an Option held by an Insider of the Corporation;

(ii) extend the term of an Option held by an Insider beyond the original expiry date (subject to such date being extended by virtue of Section 6.2 above); or

(iii) increase the fixed percentage of Common Shares which may be issued pursuant to the Plan;

(d) not be subject to shareholder approval in any circumstance (other than those listed in (c) above), including, but not limited to, circumstances where the amendment, modification or change to the Plan or Option would:

(i) be of a "housekeeping nature", including any amendment to the Plan or an Option that is necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange and any amendment to the Plan or an Option to correct or rectify any ambiguity, effective provision, error or omission therein, including any amendment to any definitions therein;

(ii) change the exercise price of an Option, unless the change is a reduction in the exercise price of an Option held by an Insider of the Corporation;

(iii) alter, extend or accelerate any vesting terms or conditions in the Plan or any Option;

(iv) amend or modify any mechanics for exercising any Option;

(v) change the expiry date (including acceleration thereof) or change any termination provision in any Option, provided that such change does not entail an extension beyond the original expiry date of such Option (subject to such date being extended by virtue of Section 6.2 above;

(vi) change the application of Section 8 (Adjustments in Shares) or Section 9 (Accelerated Vesting);

(vii) add a form of financial assistance or amend a financial assistance provision which is adopted;

(viii) change the Participants under the Plan; or

(ix) add a deferred or restricted share unit provision or any other provision which results in Participants and/or Optionees receiving securities while no cash consideration is received by the Corporation.

The Board may ~~amend or~~ discontinue the Plan at any time without the consent of the Participants and/or Optionees, provided that such ~~amendment~~discontinuance shall not adversely alter or impair any Option previously granted ~~under the Plan except as permitted herein, and provided that such amendment or discontinuance has been approved by the Exchange, and where necessary, by the shareholders~~.

## 14. Participants' Rights

14.1 A Participant shall not have any rights as a shareholder of the Corporation until the issuance of a certificate for Common Shares upon the exercise of an Option or a portion thereof, and then only with respect to the Common Shares represented by such certificate or certificates.

14.2 Nothing in the Plan or any Option shall confer upon any Participant any rights to continue in the employ of the Corporation or any Subsidiary or affect in any way the right of the Corporation or any such Subsidiary to terminate the employment of the Participant at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any such Subsidiary to extend the employment of any Participant beyond the time such Participant would normally retire pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Subsidiary.

## 15. Approvals

15.1 The Plan shall be subject, if applicable, to the approval of the Exchange or other regulatory body having jurisdiction at that time and, if so required thereby, to the approval of the shareholders of the Corporation.

15.2 Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless such approval and acceptance is given.

## 16. Government Regulation

16.1 The Corporation's obligation to issue and deliver Common Shares under any Option is subject to:

(a) the satisfaction of all requirements under applicable securities laws in respect thereof and obtaining all regulatory approvals as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b) the admission of such Common Shares to listing on any stock exchange on which such Common Shares may then be listed; and

(c) the receipt from the Participant of such representations, warranties, agreements and undertakings as to future dealings in such Common Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

16.2 In this regard, the Corporation shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Common Shares and for the listing of such Common Shares on the Exchange, in compliance with applicable securities laws. If any shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such shares shall terminate and the Option Price paid to the Corporation will be returned to the Participant.

**17. Costs**

The Corporation shall pay all costs of administering the Plan.

**18. Interpretation**

This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

**19. Compliance with Applicable Law**

If any provision of the Plan or any Option contravenes any law or any order, policy, ~~bylaw~~by-law or regulation of any regulatory body or the Exchange, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

## SCHEDULE "E"

## SHARE CONSOLIDATION RESOLUTION

**BE IT RESOLVED THAT**, as a special resolution that:

1. subject to the acceptance by the TSX Venture Exchange, the Corporation is hereby authorized to consolidate the issued and outstanding common shares of the Corporation by a ratio of 2:1 to take effect immediately prior to the closing of the Proposed Transaction. Any resulting fractional shares shall be either rounded up or down to the nearest whole common share;

2. notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval of or notice to the shareholders of the Corporation, to revoke this special resolution at any time prior to the filing of articles of amendment giving effect to the Share Consolidation;

3. upon articles of amendment having become effective in accordance with the *Canada Business Corporations Act*, the articles of the Corporation are amended accordingly; and

4. any one officer and director of the Corporation be and is hereby authorized for and on behalf of the Corporation to execute and deliver all such instruments and documents and to perform and do all such acts and things as may be deemed advisable in such individual's discretion for the purpose of giving effect to this special resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

## SCHEDULE "F"

## NAME CHANGE RESOLUTION

**WHEREAS**, the Corporation proposes to change its name to "Homeland Energy Corp.", or such other name as may be acceptable to applicable regulatory authorities (the **"Name Change"**);

**NOW THEREFORE BE IT RESOLVED THAT**, as a special resolution that:

1. subject to the acceptance by the TSX Venture Exchange, the Name Change is hereby authorized and approved;

2. notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval of or notice to the shareholders of the Corporation, to revoke this special resolution at any time; and

3. any one director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to do all such things and to execute such documents, whether under the corporate seal of the Corporation or otherwise, that may be necessary to give effect to the foregoing resolution.

# CHRYSALIS CAPITAL IV CORPORATION

## NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "**Meeting**") of the holders of the common shares (collectively, the "**Shareholders**" or individually, a "**Shareholder**") of Chrysalis Capital IV Corporation (the "**Corporation**") will be held at the offices of Aird & Berlis LLP, BCE Place, Suite 1800, 181 Bay Street, Toronto, Ontario, M5J 2T9 on Thursday, September 20, 2007 at the hour of 2:00 p.m. (Toronto time) for the following purposes:

1. to receive the audited financial statements of the Corporation for the financial year ended December 31, 2006, together with the report of the auditor thereon;

2. to elect the directors of the Corporation, with the election of A. Tom Griffis, Stephen E. Coates, Avrom E. Howard, John Manley and Neil McLoughlin being conditional upon and effective as of the completion of the Proposed Transaction (as such term is defined in the accompanying management information circular);

3. to appoint Mintz & Partners LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix its remuneration;

4. to consider and, if thought appropriate, pass, whether with or without variation, a resolution approving the Corporation's current stock option plan as more particularly set forth in the accompanying management information circular;

5. conditional upon completion of the Proposed Transaction, to consider, and if thought appropriate, pass, whether with or without variation, the following:

    (a) a resolution authorizing amendments to the Corporation's current stock option plan, to be adopted only in the event that the Corporation becomes a Tier 1 issuer on the TSX Venture Exchange or listed on the Toronto Stock Exchange;

    (b) a special resolution in the form attached to the management information circular approving the consolidation of the common shares in the capital of the Corporation by an 2:1 ratio; and

    (c) a special resolution in the form attached to the management information circular authorizing the board of directors to amend the name of the Corporation to "Homeland Energy Corp.", or such other name as may be accepted by the relevant regulatory authorities and approved by the directors;

    each as described in greater detail in the accompanying management information circular; and

6. to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Annual and Special Meeting of Shareholders is a management information circular dated August 22, 2007 and a copy of the audited financial statements of the Corporation for the financial year ended December 31, 2006, together with the report of the auditor thereon.

A Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his, her or its duly executed form of proxy with the Corporation's transfer agent and registrar, Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1, on or

before the close of business on Wednesday, September 19, 2007 or deliver it to the chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting.

Shareholders who are unable to be present personally at the Meeting are urged to sign, date and return the enclosed form of proxy in the envelope provided for that purpose. If you plan to be present personally at the Meeting, you are requested to bring the enclosed form of proxy for identification. The record date for the determination of those security holders entitled to receive the Notice of Annual and Special Meeting of Shareholders and to vote at the Meeting is the close of business on Monday, August 20, 2007.

DATED at Toronto, Ontario this 22nd day of August, 2007.

BY ORDER OF THE BOARD

Marc Lavine
Chairman and Chief Executive Officer

**CHRYSALIS CAPITAL IV CORPORATION**

**401 Bay Street, Suite 2702**
**Toronto, Ontario M5H 2Y4**



**PROXY**

**ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS – THURSDAY, SEPTEMBER 20, 2007**

**THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION**

The persons named in this proxy are directors and/or officers of Chrysalis Capital IV Corporation (the "**Corporation**"). **A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM, HER OR IT AT THE MEETING MAY DO SO either by inserting the name of such person in the space provided below or by completing another proper form of proxy and, in either case, delivering or mailing the completed proxy to Equity Transfer & Trust Company in time for use at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held on Thursday, September 20, 2007.**

The undersigned holder of common shares of the Corporation (a "**Shareholder**") hereby appoints Robert Munro or, failing him, Grant McCutcheon or, failing him, Geoffrey Rotstein, or instead of any of the foregoing, ______________________________ as proxyholder for and on behalf of the undersigned to attend the Meeting, and at any adjournments thereof, to act for and on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present with respect to the matters specified below.

I direct my proxy to vote as follows:

1. To elect the proposed nominees set forth in the management information circular furnished in connection with the Meeting as directors of the Corporation.

   ☐ FOR ☐ WITHHOLD VOTE

2. To appoint Mintz & Partners LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the remuneration to be paid to the auditor.

   ☐ FOR ☐ WITHHOLD VOTE

3. To approve the current stock option plan of the Corporation, as more fully described in the accompanying management information circular.

   ☐ FOR ☐ AGAINST

4. To approve certain amendments to the stock option plan of the Corporation, as more fully described in the accompanying management information circular.

   ☐ FOR ☐ AGAINST

5. To approve the consolidation of the common shares in the capital of the Corporation by an 2:1 ratio.

   ☐ FOR ☐ AGAINST

6. To approve the name change of the Corporation to "Homeland Energy Corp." or such other name as may be accepted by the relevant regulatory authorities and approved by the directors.

☐ FOR ☐ AGAINST

7. To vote in such proxyholder's discretion on amendments or variations to the matters identified in the Notice of Annual and Special Meeting of Shareholders accompanying this proxy or on such other matters as may properly come before the Meeting or any adjournment thereof.

This proxy is solicited by and on behalf of the management of the Corporation. The Shareholder has the right to appoint a person (who need not be a Shareholder of the Corporation) other than any person designated in the form of proxy to attend and act on behalf of such Shareholder at the Meeting and may exercise such right by inserting the name of such person in the blank space provided in this form of proxy. This proxy, when properly executed, confers discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders, and to other matters that may properly come before the Meeting or any adjournment thereof. Management knows of no such other matters. The shares represented by this proxy, if in favour of a person designated in this form, will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be conducted. If the Shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted accordingly. If no choice is specified, the shares represented by this proxy will be voted "For" the matters listed.

**NOTES TO PROXY:**

If you are unable to attend the Meeting, please date and sign the proxy exactly as your name appears on the address label on the envelope enclosing this proxy. This proxy must be executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a body corporate, by an officer or an attorney thereof duly authorized. Thereafter, this proxy should be returned in the enclosed envelope.

To be effective, this proxy must be received by the Corporation's transfer agent and registrar, Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1 on or before the close of business on Wednesday, September 19, 2007 or be delivered to the chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting.

Your name and address is recorded as indicated on the address label on the envelope enclosing this proxy. Please report any change. The undersigned hereby revokes any proxy previously given.

DATED ______________________________ , 2007.
*(If undated the proxy will be deemed to be dated on the day on which it is mailed.)*

______________________________
*Signature of Shareholder*

______________________________
*Name of Shareholder (please print clearly)*

______________________________
*Address*

______________________________
*City/Province*

______________________________
*Number of Shares Held*


EQUITY



VIA ELECTRONIC TRANSMISSION

August 24, 2007

**TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:**

**RE: Chrysalis Capital IV Corporation**

We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners on August 23, 2007.

1. Proxy
2. Notice of Annual and Special Meeting of Shareholders and Management Information Circular
3. Financial Statements as at December 31, 2006
4. Supplemental Mailing List Request Form
5. Proxy Return Envelope

Yours Truly,

**EQUITY TRANSFER & TRUST COMPANY**

Per:

R. Thompson

200 University Ave, Suite 400, Toronto, Ontario M5H 4H1
T:416.361.0152 F:416.361.0470 www.equitytransfer.com

**CHRYSALIS CAPITAL IV CORPORATION**

**CERTIFICATE**

**Pursuant to Section 2.20 of National Instrument 54-101**

Reference is made to the annual and special meeting of the Shareholders (the "Meeting") of Chrysalis Capital IV Corporation (the "Corporation") scheduled to be held on September 20, 2007. I, Robert Munro, as the duly appointed President and Chief Financial Officer of the Corporation, hereby certify on behalf of the Corporation and not in my personal capacity as follows:

1. All proxy-related materials in connection with the Meeting have been sent in compliance with National Instrument 54-101 ("NI 54-101") to all beneficial owners of the Corporation at least 21 days before the date fixed for the Meeting.

2. The Corporation has arranged to carry out all of the requirements of NI 54-101 in addition to those described in item 1 above in connection with the Meeting.

3. The Corporation is relying upon Section 2.20 of NI 54-101 in connection with the abridgement of the time periods specified in Subsections 2.2(1) and 2.5(1) of NI 54-101 in respect of the Meeting.

The term "beneficial owner" as used in this Certificate has the meaning given to it in NI 54-101.

**DATED** as of the 24th day of August, 2007.

**CHRYSALIS CAPITAL IV CORPORATION**

By: *"Robert Munro"*

Robert Munro
President & Chief Financial Officer
Authorized Signing Officer

# CHRYSALIS CAPITAL IV CORPORATION
## (A Capital Pool Company)
## FINANCIAL STATEMENTS

**June 30, 2007**
**(unaudited)**

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**BALANCE SHEET**
**(unaudited)**

| | As at 30 June, 2007 | As at 31 March, 2007 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 132,216 | $ 177,915 |
| Qualifying transaction funds (notes 2 and 4) | 855,000 | 855,000 |
| Sundry assets | 21,320 | 10,707 |
| | $ 1,008,535 | $ 1,043,622 |
| **LIABILITIES** | | |
| Accounts payable and accrued liabilities | $ 66,936 | $ 77,351 |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital (Note 6) | $ 1,169,125 | $ 1,169,125 |
| Stock Issuance Costs | (184,350) | (175,315) |
| Contributed surplus (Note 7) | 27,101 | 27,101 |
| Deficit | (70,275) | (54,640) |
| | $ 941,600 | $ 966,271 |
| | $ 1,008,535 | $ 1,043,622 |

Approved on behalf of the board

*"Marc Lavine"* Director

*"Robert Munro"* Director

See Accompanying Notes

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**STATEMENT OF OPERATIONS AND DEFICIT**
**(unaudited)**

| | Three month period ended June 30, 2007 | Six month Period ended June 30, 2007 |
|---|---|---|
| **INCOME** | $ 9,546 | $ 14,935 |
| **EXPENSES** | | |
| General and administrative expenses | 32,841 | 68,518 |
| Stock based compensation expense (note 3) | | 16,962 |
| Charitable contribution (note 3) | | 1,696 |
| | $ 32,841 | $ 87,176 |
| **NET LOSS** | $ (23,295) | $ (72,241) |
| **DEFICIT, BEGINNING OF PERIOD** | (54,640) | (60,333) |
| **DEFICIT, END OF PERIOD** | $ (70,275) | $ (124,915) |
| **LOSS PER SHARE** | $ (0.00) | $ (0.00) |
| **Weighted average number of shares outstanding** | 7,345,625 | 6,239,696 |

See Accompanying Notes

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**STATEMENT OF CASH FLOWS**
**(unaudited)**

| | Three month period ended June 30, 2007 | Six month Period ended June 30, 2007 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss from operations | (15,636) | (64,582) |
| Items not involving cash: | | |
| Stock based compensation - Directors | | 16,962 |
| Stock based compensation – Charity | | 1,696 |
| Changes in non-cash operating assets and liabilities: | | |
| Increase (Decrease) in accrued liabilities | (10,415) | 37,235 |
| (Increase) in sundry assets | (10,613) | (17,505) |
| **Cash provided by operating activities** | $ (36,664) | $ (26,195) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Investment of qualifying transaction funds | | (645,000) |
| **Cash used in investing activities** | $ | $ (645,000) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from share issuance | | 850,000 |
| Proceeds from broker warrants exercise | | 19,125 |
| Capital stock issuance costs* | (9,035) | (175,907) |
| **Cash provided by financing activities** | $ (9,035) | $ 693,218 |
| **Increase in cash and cash equivalents** | $ (45,699) | $ 22,023 |
| Cash and cash equivalents, beginning of period | 177,915 | 66,485 |
| Cash and cash equivalents, end of period | $ 132,216 | $ 132,216 |

***Supplemental disclosure of non-cash item:**
Stock based fees relating to agents options on public offering $8,443

## 1. NATURE OF ORGANIZATION

Chrysalis Capital IV Corporation was incorporated under the *Canada Business Corporations Act* on October 12, 2006 and is classified as a Capital Pool Company as defined in the Policy 2.4 of the TSX Venture Exchange (the "Exchange"). The corporation has no assets other than cash and prepaid share capital issuance costs and proposes to identify and evaluate potential acquisitions or businesses, and once identified and evaluated, to negotiate an acquisition or participation subject to receipt of regulatory and, if required, shareholders' approval.

The proposed business of the Corporation involves a high degree of risk and there is no assurance that the Corporation will identify an appropriate business for acquisition or investment, and even if so identified and warranted, it may not be able to finance such acquisition or investment. Additional funds may be required to enable the Corporation to pursue such an initiative and the Corporation may be unable to obtain such financing on terms, which are satisfactory to it. Furthermore, there is no assurance that the businesses acquired will be profitable.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the company include the following:

### (a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from those estimates.

### (b) Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, bank balances and investments in money market instruments with maturities of three months or less.

### (c) Qualifying Transaction funds

The proceeds raised from the issuance of capital stock may only be used to identify and evaluate assets or businesses for future investment, with the exception that up to lesser of $210,000 or 30% of the gross proceeds may be used to cover prescribed costs of issuing the common shares or administrative and general expenses of the corporation. These restrictions apply under completion of a Qualifying Transaction by the corporation as defined under the policies of the Exchange.

### (d) Stock-based compensation

The Corporation adopted, effective October 12, 2006 (the date of incorporation), the new

recommendations under CICA Handbook Section 3870 relating to stock based compensation.

Stock options issued by the Corporation are accounted for in accordance with the fair value based method of accounting. The fair value of options issued to directors, officers, and employees of and consultants and service providers to the Corporation is charged to earnings with an offsetting amount recorded to contributed surplus. The fair value of options issued to agents in conjunction with public offerings is charged to share issue costs with an offsetting amount recorded to contributed surplus. Fair value is measured using the Black Scholes options pricing model.

**(e) Earnings per share**

Earnings per share is calculated using the weighted average number of shares outstanding during the period. The treasury stock method of calculating fully diluted earnings per share amounts is used, which assumes that all outstanding stock option grants with an exercise price below the average market value are exercised, and the assumed proceeds are used to purchase common shares at the average market price during the period. The difference between the number of shares assumed issued and the number of shares assumed purchased is then included in the denominator of the diluted earnings per share computation. Fully diluted loss per share is not calculated when the effect is anti-dilutive.

**(f) Future income taxes**

Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Corporation does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the asset.

## 3. STOCK BASED COMPENSATION

For the three months ending June 30, 2007 the Corporation recorded $18,658 as expense in relation to stock options granted to directors, officers and a charity, and $8,443 as share issue costs in relation to stock options granted to the agent.

## 4. QUALIFYING TRANSACTION FUNDS

Qualifying transaction funds include two Guaranteed Investment Certificates bearing a 3.85% and 4.04% per annum rate maturing on October 27, 2007 and February 23, 2008 respectively.

## 5. FINANCIAL INSTRUMENTS

Financial instruments including cash and cash equivalents, qualifying transaction funds, accounts payable and accrued liabilities, all of which are carried at amounts, which approximate fair value which reflect their short term nature. The company has invested in a Guaranteed Investment Certificates at a fixed rate. Any change to market rates result in interest rate risk.

## 6. SHARE CAPITAL

a) Authorized
Unlimited number of common shares

b) Issued

| | Number of Shares | Amount |
|---|---|---|
| Incorporation – October 12, 2006 | 1 | $ 0.10 |
| – October 24, 2006 | 2.999,999 | $ 299,999.90 |
| Initial Public offering – February 13, 2007 | 4,250,000 | $ 850,000.00 |
| Broker Warrant Exercise – March 13, 2007 | 95,625 | 19,125.00 |
| | | $ 1,169,125.00 |
| Share Issuance Costs | | $ (175,315.00) |
| Balance, June 30, 2007 | 7,345,625 | $ 993,810.00 |

On October 24, 2006 the Corporation issued 2,999,999 common shares at $0.10 per share for cash consideration of $299,999,90.

On February 13, 2007, 2006, the Corporation completed a public offering of 4,250,000 common shares at $0.20 per share for gross proceeds of $850,000. Share issuance costs related to the offering were $166,872 in cash paid costs (net of goods and services tax) and $8,443 in stock based fees from agent's options issued on the initial public offering. The Corporation's shares began trading on the TSX Venture Exchange on February 15, 2007.

On March 13, 2007, the Corporation's Agent for the IPO exercised 95,625 options for cash consideration of $19,125.

c) Escrowed shares

All of the 3,000,000 common shares issued prior to the offering (Note 6) and all common shares that may be acquired from treasury of the corporation by Non Arm's Length Parties, as defined in the policies of the TSX Venture Exchange, of the corporation either under the offering or otherwise prior to the completion of the Qualifying Transaction will be deposited with the Trustee under the Escrow Agreement.

All common shares acquired on exercise of stock options prior to the completion of a Qualifying Transaction, must also be deposited in escrow until the final exchange bulletin is issued.

All common shares of the corporation acquired in the secondary market prior to the completion of a Qualifying Transaction by a Control Person, as defined in the policies of the TSX Venture Exchange, are required to be deposited in escrow. Subject to certain permitted exemptions, all securities of the corporation held by principles of the resulting issuer will also be escrowed.

d) Stock options

The directors of the corporation have approved a Stock Option Plan (the "Plan") for the directors, officers, employees and consultants of the corporation. Options granted under the Plan are exercisable for a period of up to 5 years from the date of the grant. The exercise price of the options shall be determined by the Board at the time of the grant. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. The number of common shares reserved for issuance to (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares, and (b) all technical consultants will not exceed 2% of the issued and outstanding common shares. In addition to the options granted under the Plan, the corporation proposes to grant options to one or more eligible charitable organizations, exercisable for a period of up to 5 years from the date of the grant. Such grants to eligible charitable organizations will not exceed 1% of the issued and outstanding common shares.

A summary of the status of the Corporation's outstanding stock options as at June 30, 2007 are as follows:

| | Number of Shares | Weighted average exercise price | |
|---|---|---|---|
| Opening Balance | - | $ | - |
| Granted to Directors, Officers | 725,000 | $ | 0.20 |
| Granted to Eligible Charity | 72,500 | $ | 0.20 |
| Granted to Agent | 329,375 | $ | 0.20 |
| Outstanding and exercisable, as at June 30, 2007 | 1,126,875 | $ | 0.20 |

On February 13, 2007 the Corporation granted 725,000 options to purchase common shares at an exercise price of $0.20 per share, vesting immediately and expiring five years from the date of grant. The fair value of the options granted at the time of granting is $0.02 per option assuming an average volatility of 10% on the underlying shares, an exercise price of $0.20, a risk free interest rate of 3.90% an expected life of 2.5 years, and an expected dividend rate of

0%. The Corporation recognized a stock-based compensation expense of $16,692 and charitable contribution of $1,696.

The Corporation granted options to its Agent in connection with the Initial Public Offering completed February 13, 2007. These options are to purchase 425,000 common shares at $0.20 per share with an expiry period of twenty-four months from the date of grant. The fair value of the options granted at the time of granting is approximately $0.02 per option assuming an average volatility of 10% on the underlying shares, an exercise price of $0.20, a risk free interest rate of 3.90%, an expected life of twenty-four months, and an expected divided rate of 0%. The Corporation recognized a value of $8,443 stock issuance cost associated with these options.

## 7. CONTRIBUTED SURPLUS

The corporation's contributed surplus consists of the following:

| | | |
|---|---|---|
| Balance, March 31, 2007 | $ | - |
| Agent Options (Note 3) | $ | 16,962 |
| Directors, Officers and Charity Options (Note 3) | $ | 1,696 |
| Balance, March 31, 2007 | $ | 18,658 |

## 8. CONTINGENCY

There is no assurance that the corporation will identify a business or asset that warrants acquisition or participation within the time limitations permissible under the policies of the Exchange, at which time the Exchange may suspend or de-list the corporation's shares from trading.

**CHRYSALIS CAPITAL IV CORPORATION**

**FORM 51-102F1**
**MANAGEMENT'S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED June 30, 2007**

*The following discussion and analysis should be read in conjunction with the Corporation's prospectus dated January 26, 2007 and all of the notes, risk factors and information contained therein. Additional information relating to the Corporation is available on SEDAR at www.sedar.com*

**Date**

This management discussion and analysis ("MD&A") is dated August 29, 2007 and is in respect of the three months ending June 30, 2007.

**Overall Performance**

Chrysalis Capital IV Corporation ("Chrysalis" or the "Corporation") is classified as a Capital Pool Company as defined in Policy 2.4 (the "Policy") of the TSX Venture Exchange (the "Exchange"). As such, the Corporation has not commenced commercial operations and has no assets other than cash and qualifying transaction funds with which to identify and evaluate businesses or assets with a view to completing a "Qualifying Transaction" (as defined pursuant to the Policy). As a result, the Corporation's current business is to identify and evaluate businesses and assets with a view to completing a Qualifying Transaction. Any proposed Qualifying Transaction must be accepted by the Exchange and in the case of a non-arm's length Qualifying Transaction is also subject to "majority of the minority approval" in accordance with the Policy.

The Corporation has not conducted commercial operations other than to enter into discussions for the purpose of identifying potential acquisitions or interests. On June 18, 2007, the Corporation announced that it entered into a definitive agreement dated June 13, 2007 with Homeland Energy Corp., a coal exploration and development company, and certain of its shareholders, pursuant to which the Corporation proposes to complete a business combination to acquire Homeland Energy Corp. Subject to compliance with all regulatory approvals and certain other terms and conditions, the proposed business combination will constitute the Corporation's Qualifying Transaction.

**Selected Financial Information**

The Corporation was incorporated on October 12, 2006 and December 31 is the date of its fiscal year end.

| | Three months ending June 30, 2007 |
|---|---|
| Total revenue | $ 9,546 |
| Net income (loss) | $ (15,636) |
| Earnings (loss) – Per share | $ (0.00) |
| Total assets | $ 1,008,535 |

For the three months ending June 30, 2007, the Corporation reported no discontinued operations, no changes in accounting policy and declared no cash dividends.

**Results of Operations**

As at June 30, 2007, the Corporation had no operations. For the three months ending June 30, 2007, the Corporation had income of $9,546 and expenses of $25,182 for a net loss of $(15,636). For the six month period ending June 30, 2007, the stock based compensation accounted for $27,101, of which $16,962 and $1,696 were expensed as stock-based compensation and stock-based donation respectively. The remaining $8,443 was charged to contributed surplus.

As disclosed in the Corporation's final prospectus dated January 26, 2007, the following table sets forth information regarding how the Corporation intended to use the proceeds from its previous financings.

| Financings | Estimated Amounts | Actual Amounts |
|---|---|---|
| Gross proceeds from private placements and public financings | $1,150,000 | $1,169,125 |
| Less estimated expenses and costs related to the private placements and public financings | $157,500 | $175,907* |
| Net proceeds from private placements and public financing | $992,500 | $984,775 |

*Does not include $8,843 non-cash item for Agent's Options

| Purpose | Estimated Cost | Actual Costs | Amount Remaining/Variance |
|---|---|---|---|
| General and administration | $210,000 | $60,859 | $149,141 |
| Identify and evaluate assets or businesses for future investment | $855,000 | $0 | $855,000 |

All of the expenditures noted above relate to actual cash costs incurred to date. In addition to these costs, there were non-cash charges relating to stock based compensation, as disclosed elsewhere in this MD&A. There are no variances which materially affect the ability of the Corporation to achieve its intended objective of identifying and evaluating business prospects for the Corporation's Qualifying Transaction.

**Liquidity**

As at June 30, 2007 the Corporation had working capital of $987,216. This included $132,216 in cash and cash equivalents, and $855,000 in qualifying transaction funds, which is sufficient for the Corporation to meet its ongoing obligations and meet its objective to complete a Qualifying Transaction.

**Accounting Policies including Initial Adoption**

Effective October 12, 2006, the Corporation adopted new recommendations of the CICA Handbook Section 3870 relating to stock-based compensation. For the six months ending June 30, 2007, the Corporation recorded $16,692, $1,696, $8,443 in relation to stock options granted to directors and officers, an eligible charity, and agent respectively.

The Corporation's calculations for determining the "fair value" of options granted was made using the Black Scholes option-pricing model with the following average assumptions:

| | For the six months ending June 30, 2007 |
|---|---|
| Risk-free interest rate | 3.90% |
| Expected life (years)* | 2.5 |
| Expected dividend yield | 0% |
| Expected volatility | 10% |

*Agent's Options were calculated using an expected life of 1.5 years

**Financial Instruments and Other Instruments**

The Corporation's financial instruments consist of cash, cash equivalents, qualified transaction funds, accounts payable and accrued liabilities. It is management's opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from these financial instruments and that the fair value of these financial instruments approximates their carrying values.

**Additional Disclosure for Venture Corporations without Significant Revenue**

The following table sets forth a breakdown of material components of the general and administration costs of the Corporation for the three months ending June 30, 2007.

| | Three months ending June 30, 2007 | |
|---|---|---|
| Office | $ | 14,313 |
| Communication | $ | 3,540 |
| Agency Fees | $ | 6,834 |
| Travel and promotion | $ | 8,154 |
| | $ | 25,182 |

**Disclosure of Outstanding Share Data**

As at June 30, 2007 and as at the date of this MD&A, the following is a description of the outstanding equity securities and convertible securities previously issued by the Corporation:

| | Authorized | Outstanding |
|---|---|---|
| Voting or equity securities issued and outstanding | Unlimited Common Shares | 7,345,625 Common Shares |
| Securities convertible or exercisable into voting or equity securities – stock options | Management stock options to acquire up to 10% of outstanding Common Shares | Management stock options to acquire 725,000 Common Shares at $0.20 |

| | | |
|---|---|---|
| | Charity stock options to acquire up to 1% of outstanding Common Shares | Charity stock options to acquire 72,500 Common Shares at $0.20 |
| Securities convertible or exercisable into voting or equity securities – agent's option | Agent's options to acquire up to 425,000 common shares | Agent's option to acquire up to 329,375 Common Shares at $0.20 |
| Voting or equity securities issuable on conversion or exchange of outstanding securities | (as above) | (as above) |

**Form 52-109F2 - Certification of Interim Filings**

I, **Marc Lavine** of **Chrysalis Capital IV Corporation** as **Chairman and Chief Executive Officer**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Chrysalis Capital IV Corporation**, (the issuer) for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2007

*"Marc Lavine"*

Marc Lavine
Chairman and Chief Executive Officer

**Form 52-109F2 - Certification of Interim Filings**

I, **Robert Munro** of **Chrysalis Capital IV Corporation** as **President and Chief Financial Officer**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Chrysalis Capital IV Corporation**, (the issuer) for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2007

*"Robert Munro"*

Robert Munro
President and Chief Financial Officer

# CHRYSALIS CAPITAL IV CORPORATION

## FORM 51-102F1
## AMENDED MANAGEMENT'S DISCUSSION & ANALYSIS
## FOR THE THREE MONTHS ENDED
## June 30, 2007

*The following discussion and analysis should be read in conjunction with the Corporation's prospectus dated January 26, 2007 and all of the notes, risk factors and information contained therein. Additional information relating to the Corporation is available on SEDAR at www.sedar.com*

**Date**

This management discussion and analysis ("MD&A") is dated August 29, 2007 and is in respect of the three months ending June 30, 2007.

**Overall Performance**

Chrysalis Capital IV Corporation ("Chrysalis" or the "Corporation") is classified as a Capital Pool Company as defined in Policy 2.4 (the "Policy") of the TSX Venture Exchange (the "Exchange"). As such, the Corporation has not commenced commercial operations and has no assets other than cash and qualifying transaction funds with which to identify and evaluate businesses or assets with a view to completing a "Qualifying Transaction" (as defined pursuant to the Policy). As a result, the Corporation's current business is to identify and evaluate businesses and assets with a view to completing a Qualifying Transaction. Any proposed Qualifying Transaction must be accepted by the Exchange and in the case of a non-arm's length Qualifying Transaction is also subject to "majority of the minority approval" in accordance with the Policy.

The Corporation has not conducted commercial operations other than to enter into discussions for the purpose of identifying potential acquisitions or interests. On June 18, 2007, the Corporation announced that it entered into a definitive agreement dated June 13, 2007 with Homeland Energy Corp., a coal exploration and development company, and certain of its shareholders, pursuant to which the Corporation proposes to complete a business combination to acquire Homeland Energy Corp. Subject to compliance with all regulatory approvals and certain other terms and conditions, the proposed business combination will constitute the Corporation's Qualifying Transaction.

**Selected Financial Information**

The Corporation was incorporated on October 12, 2006 and December 31 is the date of its fiscal year end.

| | Three months ending June 30, 2007 |
|---|---|
| Total revenue | $ 9,546 |
| Net income (loss) | $ (15,636) |
| Earnings (loss) – Per share | $ ( 0.00) |
| Total assets | $ 1,008,535 |

For the three months ending June 30, 2007, the Corporation reported no discontinued operations, no changes in accounting policy and declared no cash dividends.

**Results of Operations**

As at June 30, 2007, the Corporation had no operations. For the three months ending June 30, 2007, the Corporation had income of $9,546 and expenses of $25,182 for a net loss of $(15,636). For the six month period ending June 30, 2007, the stock based compensation accounted for $27,101, of which $16,962 and $1,696 were expensed as stock-based compensation and stock-based donation respectively. The remaining $8,443 was charged to contributed surplus.

As disclosed in the Corporation's final prospectus dated January 26, 2007, the following table sets forth information regarding how the Corporation intended to use the proceeds from its previous financings.

| Financings | Estimated Amounts | Actual Amounts |
|---|---|---|
| Gross proceeds from private placements and public financings | $1,150,000 | $1,169,125 |
| Less estimated expenses and costs related to the private placements and public financings | $157,500 | $175,907* |
| Net proceeds from private placements and public financing | $992,500 | $984,775 |

*Does not include $8,843 non-cash item for Agent's Options

| Purpose | Estimated Cost | Actual Costs | Amount Remaining/Variance |
|---|---|---|---|
| General and administration | $210,000 | $60,859 | $149,141 |
| Identify and evaluate assets or businesses for future investment | $855,000 | $0 | $855,000 |

All of the expenditures noted above relate to actual cash costs incurred to date. In addition to these costs, there were non-cash charges relating to stock based compensation, as disclosed elsewhere in this MD&A. There are no variances which materially affect the ability of the Corporation to achieve its intended objective of identifying and evaluating business prospects for the Corporation's Qualifying Transaction.

**Liquidity**

As at June 30, 2007 the Corporation had working capital of $987,216. This included $132,216 in cash and cash equivalents, and $855,000 in qualifying transaction funds, which is sufficient for the Corporation to meet its ongoing obligations and meet its objective to complete a Qualifying Transaction.

**Accounting Policies including Initial Adoption**

Effective October 12, 2006, the Corporation adopted new recommendations of the CICA Handbook Section 3870 relating to stock-based compensation. For the six months ending June 30, 2007, the Corporation recorded $16,692, $1,696, $8,443 in relation to stock options granted to directors and officers, an eligible charity, and agent respectively.

The Corporation's calculations for determining the "fair value" of options granted was made using the Black Scholes option-pricing model with the following average assumptions:

| | For the six months ending June 30, 2007 |
|---|---|
| Risk-free interest rate | 3.90% |
| Expected life (years)* | 2.5 |
| Expected dividend yield | 0% |
| Expected volatility | 10% |

*Agent's Options were calculated using an expected life of 1.5 years

**Financial Instruments and Other Instruments**

The Corporation's financial instruments consist of cash, cash equivalents, qualified transaction funds, accounts payable and accrued liabilities. It is management's opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from these financial instruments and that the fair value of these financial instruments approximates their carrying values.

**Additional Disclosure for Venture Corporations without Significant Revenue**

The following table sets forth a breakdown of material components of the general and administration costs of the Corporation for the three months ending June 30, 2007.

| | Three months ending June 30, 2007 | |
|---|---|---|
| Office | $ | 14,313 |
| Communication | $ | 3,540 |
| Agency Fees | $ | 6,834 |
| Travel and promotion | $ | 8,154 |
| | $ | 25,182 |

**Disclosure of Outstanding Share Data**

As at June 30, 2007 and as at the date of this MD&A, the following is a description of the outstanding equity securities and convertible securities previously issued by the Corporation:

| | Authorized | Outstanding |
|---|---|---|
| Voting or equity securities issued and outstanding | Unlimited Common Shares | 7,345,625 Common Shares |
| Securities convertible or exercisable into voting or equity securities – stock options | Management stock options to acquire up to 10% of outstanding Common Shares | Management stock options to acquire 725,000 Common Shares at $0.20 |

| | | |
|---|---|---|
| | Charity stock options to acquire up to 1% of outstanding Common Shares | Charity stock options to acquire 72,500 Common Shares at $0.20 |
| Securities convertible or exercisable into voting or equity securities – agent's option | Agent's options to acquire up to 425,000 common shares | Agent's option to acquire up to 329,375 Common Shares at $0.20 |
| Voting or equity securities issuable on conversion or exchange of outstanding securities | (as above) | (as above) |


chrysalis
capital IV corporation



**CHRYSALIS CAPITAL IV CORPORATION**
401 Bay St., Suite 2702, Toronto, Ontario M5H 2Y4

---

August 29, 2007

Dear Reader:

**Re: Refiling of Second Quarter Management's Discussion & Analysis of Chrysalis Capital IV Corporation (the "Corporation") for the six month period ended June 30, 2007**

On August 29, 2007, the Corporation filed its second quarter Management's Discussion & Analysis (the "Second Quarter MD&A") for the six month period ended June 30, 2007. Unfortunately, due to an inadvertent clerical error, the date on the Second Quarter MD&A was omitted. The correct version of the Second Quarter MD&A has now been filed on SEDAR under "MD&A (amended)-English".

We apologize to all readers for this error.

Best regards,

Chrysalis Capital IV Corporation

Robert Munro
President and Chief Financial Officer

FOR IMMEDIATE RELEASE TSX Venture Exchange Symbol: CIV.P



**CHRYSALIS CAPITAL IV CORPORATION PROVIDES FURTHER DETAILS ON THE ACQUISITION OF HOMELAND ENERGY CORP.**

**August 31, 2007** – Toronto, Ontario - Chrysalis Capital IV Corporation ("**Chrysalis**") is pleased to provide further details on the proposed qualifying transaction (the "**Proposed Transaction**") with Homeland Energy Corp. ("**Homeland**") and certain of its shareholders, previously announced on June 18, 2007.

Chrysalis is also pleased to announce that on June 21, 2007 Homeland completed a non-brokered private placement of CDN$10.6 million in equity and on June 22, 2007 closed a convertible debenture financing for a further US$2.0 million in debt, bringing the total proceeds raised since inception to approximately CDN$33 million.

## BACKGROUND

On June 13, 2007, Chrysalis entered into an agreement (the "**Acquisition Agreement**") with the following principal shareholders and insiders of Homeland:

| Name | Jurisdiction of Residence or Incorporation | % of Shares Held[(1)] |
|---|---|---|
| Stephen E. Coates[(2)] | London, England | 2.05% |
| A. Tom Griffis | Ottawa, Ontario | 1.34% |
| Avrom E. Howard | Grand Junction, Colorado | 1.16% |
| Neil McLoughlin[(3)] | County Fermanagh, Northern Ireland | 0.95% |
| Stephen Woodhead | Oakville, Ontario | 0.32% |

**Notes:**

(1) Pre-Share Split (as defined below).
(2) Held as to 400,000 Homeland Common Shares (pre-Share Split) registered in the name of Stephen Coates, 165,000 Homeland Common Shares (pre-Share Split) registered in the name of Nicole Coates and 80,000 Homeland Common Shares (pre-Share Split) registered in the name of The Coates Family Trust.
(3) Registered in the name of Sukama Investments.

There are no shareholders that own 10% or more of the issued and outstanding common shares in the capital of Homeland ("**Homeland Common Shares**") other than RAB Special Situations (Master) Fund Ltd (Cayman Islands) which holds 7,800,000 Homeland Common Shares (pre-Share Split) registered in names of Roytor & Co. and Credit Suisse Client Nominees (UK) Limited, representing 24.8% of the issued and outstanding Homeland Common Shares.

Pursuant the Acquisition Agreement Chrysalis will acquire all of the issued and outstanding shares of Homeland, by way of the merger (the "**Merger**") of a newly formed British Virgin Islands subsidiary of Chrysalis and Homeland, a British Virgin Islands corporation. Upon completion of the Merger, Homeland will become a wholly-owned subsidiary of Chrysalis (the "**Resulting Issuer**").

Completion of the Proposed Transaction is subject to compliance with all necessary regulatory approvals and certain other terms and conditions. When completed, the Proposed Transaction will constitute Chrysalis' "qualifying transaction" pursuant to the policies of the TSX Venture Exchange (the "**Exchange**").

## THE QUALIFYING TRANSACTION

On or immediately prior to the closing of the Proposed Transaction, the common shares in the capital of Chrysalis ("**Chrysalis Common Shares**") will be consolidated on an 2:1 basis (the "**Consolidation**") and the Homeland Common Shares will be subdivided on a 4:1 basis (the "**Share Split**"). As consideration for the acquisition of all of the outstanding shares of Homeland pursuant to the Merger, Chrysalis will issue one Chrysalis Common Share for each Homeland Common Share. Based on the current issued and outstanding Homeland Common Shares, there will be 125,759,120 Homeland Common Shares (post-Share Split) issued and outstanding immediately prior to the closing of the Proposed Transaction. When combined with the 3,672,813 Chrysalis Common Shares (post-Consolidation) that are currently issued and outstanding, there will be an aggregate of 129,431,933 Chrysalis Common Shares issued and outstanding. Additional Homeland Common Shares may be issued prior to the closing of the Proposed Transaction.

There currently exist Homeland warrants outstanding to purchase an aggregate of 800,000 Homeland Common Shares (post-Share Split) (collectively, the "**Homeland Warrants**"). Upon completion of the Proposed Transaction, the holders of all outstanding Homeland Warrants shall exchange such warrants for warrants to purchase Chrysalis Common Shares (the "**Chrysalis Warrants**") on a one-for-one basis with the same terms and conditions.

Subject to the approval of the Exchange, up to 10% of the issued and outstanding Chrysalis Common Shares after the completion of the Proposed Transaction shall be reserved for issuance to directors, officers, employees and consultants of Chrysalis and its subsidiaries pursuant to the Chrysalis' stock option plan to be tabled for approval at the meeting of the holders of Chrysalis Common Shares to be held prior to the closing of the Proposed Transaction (the "**Chrysalis Stock Option Plan**"). Based on the current outstanding stock options, the foregoing shares reserved for issuance pursuant to the Chrysalis Stock Option Plan shall include options to purchase up to 362,500 Chrysalis Common Shares (post-Consolidation) outstanding as of the date hereof and options to purchase up to 15,600,000 Homeland Common Shares (post-Share Split) outstanding as of the date hereof. Chrysalis has also issued 164,688 agent's options and 36,250 charitable options (post-Consolidation). Certain outstanding Homeland stock options, issued to individuals no longer directly associated with Homeland, shall be exercised or shall expire prior to the closing of the Proposed Transaction.

Following the completion of the Proposed Transaction and assuming that all of the outstanding options and warrants have been exercised, 146,395,371 common shares of the Resulting Issuer will be issued and outstanding on a fully diluted basis.

It is anticipated that upon completion of the Proposed Transaction, the Resulting Issuer will meet the Tier 1 listing requirements of the Exchange for a mining issuer.

## INFORMATION ON HOMELAND

Homeland was incorporated on December 7, 2004 as Homeland Uranium Inc. under the laws of Ontario, and on October 12, 2006 continued into the British Virgin Islands. The head office and the registered office of Homeland are located at 144 Front Street West, Suite 780, Toronto, Ontario, Canada and Craigmuir Chambers, Road Town, Tortola, BVI. Homeland also has offices at 1 Berkeley Street, Suite 407, London, England and Bureau de Paul Building 3, Corner Nelson Mandela Avenue and Paul Sauer Street, Witbank, South Africa.

Homeland is a private company focused on coal exploration and development in southern Africa. Homeland owns and has submitted applications for three advanced development/pre-development stage coal projects in South Africa and, through local subsidiary companies, has received prospecting rights for eight additional earlier-stage exploration properties in the Witbank, Middlefield and Carolina areas. Homeland is currently negotiating to acquire interests in a number of additional coal projects in South Africa, Botswana and Swaziland.

Homeland is also a significant shareholder of Homeland Uranium Inc., a Canadian company involved in the exploration and development of Uranium projects in Niger and the United States.

**Kendal Mineral Property, Mpumalanga Province, South Africa**

The Kendal Project is a relatively small coal resource, potentially opencastable, which is expected to supply coal to the power generating industry and the domestic industrial market in South Africa. The Kendal Project lies in the Witbank Coalfield, and the surrounding areas have supported a number of mining operations. The Kendal Project is located at Latitude 26°04', Longitude 28°59' to the south west of the town of Ogies in Mpumalanga Province of South Africa. The elevation of the project is some 1,580 metres above mean sea level.

Homeland has carried out a conceptual mine plan based on the results of previous exploration campaigns. The potential markets have been identified and various contractors have been approached to determine their willingness to participate in the operation. Much of the required plant and equipment has been constructed and is enroute to the project site. Detailed planning, erection of the plant and equipment has begun, while formulation of the necessary contractual arrangements will be completed on receipt of a granted Mining Right.

**Eloff Mineral Property, Mpumalanga Province, South Africa**

The Eloff Project is a large coal resource, potentially opencastable, which can supply a low grade of coal to the power generating industry and possibly be upgraded for local industrial consumption or international export markets. The Eloff Project lies in the western extremity of the Witbank Coalfield, and the surrounding areas have supported a number of mining operations. The Eloff Project is located at Latitude 26°12', Longitude 28°42' to the south of the town of Delmas in Mpumalanga Province of South Africa. The elevation of the project is some 1,620 metres above mean sea level.

**Northfield Mineral Property, Kwa-Zulu Natal Province, South Africa**

The Northfield Project is a small resource of tailings material resulting from the processing of the coal from the Northfield Colliery. The Northfield Project lies in the north western Kwa-Zulu Natal Coalfield, and is located close to a number of defunct mining operations. The Northfield Project is located at Latitude 28°08', Longitude 30°08' to the north west of the town of Glencoe in Kwa-Zulu Natal Province of South Africa. The elevation of the project is some 1,380 metres above mean sea level.

The dump consists of dried fine tailings resulting from the processing of the coal from the now defunct Northfield Colliery. Homeland has carried out a conceptual mine plan. The potential markets have been identified and various contractors have been approached to determine their willingness to participate in the operation. Detailed planning and the formulation of the necessary contractual arrangements will be completed on receipt of a granted mining right.

**KEY BUSINESS HIGHLIGHTS**

To date, Homeland has raised approximately CDN$33 million. Recent financing initiatives undertaken have included the following issues of Homeland Common Shares and a convertible debenture:

- On May 2, 2006, Homeland closed a brokered private placement of 3,111,900 Homeland Common Shares (pre-Share Split) at a price of US$2.00 per Homeland Common Share for total gross proceeds of US$6,223,800.

- On September 10, 2006, Homeland closed a brokered private placement of 362,500 Homeland Common Shares (pre-Share Split) at a price of US$2.00 per Homeland Common Share for total gross proceeds of US$725,000.

- On June 12, 2007, Homeland entered into a Loan Agreement with GC-Global Capital Corp. in the principal amount of US$2.0 million through a Convertible Debenture on the following terms: interest rate of 12% per annum; principal repayable after 24 months or earlier at the option of Homeland; convertible by the lender into Homeland Common Shares at £1.25 per Homeland Common Share (pre-Share Split) prior to the date of any initial public offering, or at the lesser of (a) US$4.50 (pre-Share Split) and (b) a 25% discount to the initial public offering price per Homeland Common Share on or following the date of the initial public offering; and 5,000,000 common shares of Homeland Uranium Inc. pledged as security.

- On June 21, 2007, Homeland closed a private offering of 3,969,230 Homeland Common Shares (pre-Share Split) at a price of £1.25 per share, for gross proceeds of £5.0 million.

- On August 17, 2007, Homeland closed a private offering of 670,690 Homeland Common Shares (pre-Share Split) at a price of CDN$3.20 per share, for gross proceeds of CDN$2.1 million.

Homeland contemplates undertaking a financing in connection with the Proposed Transaction.

Recent project acquisitions have included:

On January 27, 2006, Homeland acquired Pan African Uranium Corp. through the issuance of 7,300,000 Homeland Common Shares (pre-Share Split) for total deemed value of US$3,650,000. Homeland received the sum of CDN$759,325 in cash and the balance of CDN$3,428,685 was recorded as mineral property attributable to the uranium projects in Niger that have subsequently been sold to Homeland Uranium.

By virtue of a share purchase agreement dated June 14, 2006, Homeland acquired 100% of the outstanding common shares of Ferret Coal Holdings (Pty) Ltd., to be held through a wholly owned South African registered subsidiary company, Homeland Mining and Energy SA (Pty) Ltd. Homeland paid cash consideration to the vendors of CDN$2,105,016 (ZAR 13,000,000). Ferret Coal Holdings holds Homeland's 74% interest in the Kendal Project.

Effective February 1, 2007, Homeland sold its uranium assets to Homeland Uranium Inc., a private Canadian company, in return for 16 million common shares. Following financings by Homeland Uranium that raised CDN$1.84 million through the issue of 8 million common shares at CDN$0.23 per share and CDN$23 million through the issue of nearly 29 million units at

CDN$0.80 per unit, each unit consisting of one common share and one-half of one purchase warrant and each whole purchase warrant entitling the holder to purchase one additional common share at a price of CDN$1.25 per share expiring June 19, 2009, Homeland's interest in Homeland Uranium Inc. has decreased to approximately 39% of the issued and outstanding shares.

## SELECTED FINANCIAL STATEMENT INFORMATION

The following tables present selected financial statement information on the financial condition and results of operations for Chrysalis and Homeland. Such information is derived from the audited financial statements of Homeland for the period ended December 31, 2006 and the audited financial statements of Chrysalis for the period ended December 31, 2006. The information provided herein should be read in conjunction with such audited financial statements, which have been prepared in accordance with Canadian GAAP, and which will be filed on SEDAR when Chrysalis files its filing statement with respect to the Proposed Transaction. The Chrysalis financial statements have been filed on SEDAR.

| | Homeland<br>December 31, 2006<br>(audited) | Chrysalis<br>December 31, 2006<br>(audited) |
|---|---|---|
| Current Assets | $2,796,806 | $324,008 |
| Long-term Advances and Prepayments | 1,128,619 | - |
| Mineral Properties | 8,968,753 | - |
| Property and Equipment | 336,858 | - |
| **Total Assets** | **$13,231,036** | **$324,008** |
| Current Liabilities | $358,609 | $29,701 |
| **Total Liabilities** | **$358,609** | **$29,701** |
| Common Shares | $13,723,931 | $300,000 |
| Warrants | 1,156,501 | - |
| Contributed Surplus | 1,624,000 | - |
| Deficit | (3,632,005) | (5,693) |
| **Shareholders' Equity** | **$12,872,427** | **$294,307** |

## DIRECTORS AND OFFICERS OF THE RESULTING ISSUER

In conjunction with the completion of the Proposed Transaction, it is intended that Robert Munro will remain on the board of directors of the Resulting Issuer following completion of the Proposed Transaction and that A. Tom Griffis, Stephen E. Coates, Avrom E. Howard, John Manley, Neil McLoughlin and one further director to be determined will join the Resulting Issuer's board of directors. Brief biographies for the proposed directors and officers of the Resulting Issuer are set out below:

### A. Tom Griffis, Executive Chairman

Mr. Griffis is the founder of Griffis International Limited ("**GIL**"), a private investment and corporate management firm based in Toronto, Canada. GIL is focused on emerging resources companies that require early- to mid-stage financing, located in West Africa and South America. Mr. Griffis also founded Pan African Uranium, which was acquired by Homeland in 2006 and resulted in the granting of eight mining licences in Niger to Homeland. Mr. Griffis is Chairman of Virgin Metals Inc. and has served as Chairman/CEO of several other public and private resource companies. Mr. Griffis was appointed to the board of directors of Homeland in February 2006 and became Chairman in April of that year.

Mr. Griffis is a retired LCol. in the Canadian Air Force and was a member of the Snowbirds aerobatic squadron in 1973-4. He returned to be team leader during the years 1979-80 and worked hard on the public relations aspect of the team. Mr. Griffis was selected as Commanding Officer because of his "strong leadership qualities and flair for public relations," qualities which now benefit Homeland.

**Stephen E. Coates, President, Chief Executive Officer and Director**

Mr. Coates founded Homeland in 2004 and serves as its President and Chief Executive Officer, as well as Chairman of Homeland Uranium Inc. He is a graduate of King's College at the University of Western Ontario and has experience in government, investment management, communications and business development in the exploration and mining sectors.

Founder of Grove Communications Inc., Mr. Coates is an experienced consultant on strategic relationships, business development and communications to the junior mining sector. The first four years of his working career were spent as an investment manager with RBC Dominion Securities – Canada's largest investment bank. He has been a volunteer director of numerous service organizations and an active fundraiser. Mr. Coates is a director of and advisor to several private and public companies.

Mr. Coates resides in London, England where he manages the day-to-day affairs of the Corporation and its going public process. A key strength is his comfort in dealing with all levels of government, and his strength in developing key "in-country" relationships has been a valuable asset to Homeland.

**Avrom E. Howard, Director**

Mr. Howard graduated from the University of Colorado with a Masters degree in Geology, after achieving his baccalaureate from the University of Toronto. He holds the accreditation of Professional Geoscientist and is a Fellow of the Gemological Association of Great Britain. Mr. Howard is a founding director of Homeland. He lives in Grand Junction, Colorado.

Mr. Howard has broad international experience as a minerals exploration geologist and mining company executive as well as considerable corporate-financial and management experience. Mr. Howard founded Odyssey Resources Limited and until recently acted as its President and Chief Executive Officer.

**John Manley, Director**

Mr. Manley was President of So-Green Corp., a leading consumer fertilizer producer in Canada, when he sold the family business he'd worked in for 30 years. His experience with financing, computerization, and innovative marketing along with his strong beliefs in operating a business in which everyone wins were key to his success. Mr. Manley lives in the Bahamas.

Mr. Manley was appointed to the board of directors of Homeland in October of 2006 and brings strength to the board with his knowledge of finance, accounting and business management.

**Neil McLoughlin, Director**

Mr. McLoughlin has a degree in Economics and extensive experience in the financial industry. He has worked in Europe, the Middle East and Asia in corporate finance and investment

management. He has lived in France for twenty years. Mr. McLoughlin was appointed to the board of directors of Homeland in October of 2006.

Mr. McLoughlin brings to Homeland his knowledge of the resource sector and the capital markets in the continental Europe, Asia Pacific and the Middle East. He has been a Director and Advisor to several boards and is a key source of knowledge on international financial markets.

**Robert Munro, Director**

Mr. Munro is the President, Chief Financial Officer and a co-founder of The Chrysalis Capital Group Inc. (**"TCCG"**), a private company focused on the creation of Capital Pool Companies and the consummation of qualifying transactions for such Capital Pool Companies. Mr. Munro was Vice-President of Chrysalis Capital Corporation (now PharmEng International Inc. - TSXV:PII), Director of Chrysalis Capital II Corporation (now Tangerine Payment Solutions Corp. - TSXV:TAN) and President, CFO and Director of Chrysalis Capital III Corporation (now U.S. Silver Corporation - TSXV:USA). Prior to joining TCCG, Mr. Munro served as Director, Data Product Management with Rogers AT&T Wireless Inc. (**"Rogers"**), from March 2003 to February 2006. Prior to joining Rogers, Mr. Munro was the founding Director of Venture Development with Exclamation from December 1999 to June 2002. Mr. Munro also acted as interim management to several of Exclamation's partner companies, and was one of the original founders of Points International, the reward management portal. Mr. Munro holds a Bachelor of Arts degree from Huron College, the founding college of the University of Western Ontario, as well as several certificates in Project Management from Ryerson University. Mr. Munro will dedicate such time as he considers necessary in connection with the management of the Resulting Issuer.

**Stephen Woodhead, Chief Financial Officer**

Mr. Woodhead is a member of the South African Institute of Chartered Accountants, having graduated from the University of Cape Town with a degree in Commerce and a post graduate diploma in Accounting.

Mr. Woodhead and has 16 years experience in the natural resource and public finance sectors. Before relocating from South Africa to Canada in 1997 to establish and manage the Canadian corporate headquarters of Trans Hex International Ltd., Mr. Woodhead worked for the Department of Finance (Special Investigations) in South Africa and as the corporate financial manager for Trans Hex Group Limited, a South African diamond producer listed on the Johannesburg Stock Exchange.

In May 2003, Mr. Woodhead was appointed Chief Financial Officer of Desert Sun Mining Corp., developer of the Jacobina gold mine in Brazil that was acquired by Yamana Gold Inc. in April 2006 in a transaction valued at approximately $600 million at the time of announcement. Mr. Woodhead has also acted as Chief Financial Officer of Admiral Bay Resources Inc. (oil and gas), Beartooth Platinum Corporation (platinum group metals), Longford Corporation (oil and gas), Aberdeen International Inc. (royalty) and Sanatana Diamonds Inc. (diamonds); as Vice President, Finance of Glass Earth Limited (gold) and Luiri Gold Limited (gold); and has served as a director of Apogee Minerals Ltd. (silver).

## SIGNIFICANT CONDITIONS TO CLOSING

The completion of the Proposed Transaction is subject to a number of conditions precedent, including but not limited to satisfactory due diligence reviews, negotiation and execution of definitive transaction documentation, approval by both boards of directors, availability of prospectus and registration exemptions or obtaining exemptive relief, obtaining necessary governmental and third party approvals and Exchange acceptance. There can be no assurance that the Proposed Transaction will be completed as proposed or at all.

## SPONSORSHIP

Chrysalis is in discussions with Canaccord Adams to act as sponsor in connection with the Proposed Transaction.

## ARM'S LENGTH QUALIFYING TRANSACTION

The control persons of Homeland are not (and their associates and affiliates are not) control persons in Chrysalis. Accordingly, the acquisition by Chrysalis of all the issued and outstanding shares of Homeland is not a Non-Arm's Length Qualifying Transaction for the purposes of Exchange policies. As a result, the Proposed Transaction will not be subject to approval of the shareholders of Chrysalis and therefore no meeting of the shareholders of Chrysalis is required as a condition to the completion of the Proposed Transaction.

## INSIDERS OF THE RESULTING ISSUER

Other than the directors and senior officers of the Resulting Issuer referred to in this press release, and to the knowledge of the directors and senior officers of Chrysalis or Homeland, no person will become an insider of the Resulting Issuer as a result or upon completion of the Proposed Transaction.

## ABOUT CHRYSALIS CAPITAL IV CORPORATION

Chrysalis Capital IV Corporation is The Chrysalis Capital Group's (**"TCCG"**) fourth capital pool company (**"CPC"**). TCCG is focused on generating superior shareholder returns through the creation of a series of unique CPCs. To date, TCCG has created four Chrysalis branded CPCs and has assisted in the creation of two additional CPCs under TCCG's Partners Program. TCCG completed its most recent Qualifying Transaction (via Chrysalis Capital III Corporation) with U.S. Silver Corporation (TSXV: USA) on December 28, 2006. For more information about The Chrysalis Capital Group, please visit www.tccg.ca.

***Completion of the Proposed Transaction is subject to a number of conditions, including but not limited to, satisfactory due diligence reviews, negotiation and execution of definitive transaction documentation, approval by both boards of directors, availability of prospectus and registration exemptions or obtaining exemptive relief, obtaining any necessary governmental and third party approvals and Exchange acceptance. There can be no assurance that the Proposed Transaction will be completed as proposed or at all.***

***Investors are cautioned that, except as disclosed in the filing statement to be prepared in connection with the Proposed Transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of a capital pool company should be considered highly speculative.***

***The TSX Venture Exchange Inc. has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.***

***Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. Chrysalis assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to Chrysalis. Additional information identifying risks and uncertainties is contained in filings by Chrysalis with the Canadian securities regulators, which filings are available at www.sedar.com.***

***The Chrysalis Common Shares will remain halted until such time as permission to resume trading has been obtained from the Exchange. Chrysalis is a reporting issuer in Alberta, British Columbia and Ontario.***

For more information, please contact:

Marc Lavine, Chairman and Chief Executive Officer
Robert Munro, President and Chief Financial Officer
Chrysalis Capital IV Corporation
T: (416) 352-5763
E: contact@tccg.ca
W: www.tccg.ca

Stephen Coates, President and Chief Executive Officer
Homeland Energy Corp.
T: 011 44 20 7016 9881
E: Stephen.coates@homelandcorp.com
W: www.homelandcorp.com

# FORM 51-102F3
# MATERIAL CHANGE REPORT

**Item 1. Name and Address of Company**

Chrysalis Capital IV Corporation (the "**Corporation**")
401 Bay Street
Suite 2702
Toronto, Ontario
M5H 2Y4

**Item 2. Date of Material Change**

August 31, 2007

**Item 3. News Release**

A press release was disseminated on August 31, 2007 via Canada NewsWire.

**Item 4. Summary of Material Change**

The Corporation provided further details on its previously announced proposed qualifying transaction with Homeland Energy Corp. and certain of its shareholders.

**Item 5. Full Description of Material Change**

Please refer to the press release issued on August 31, 2007 attached as Schedule "A" hereto.

**Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

**Item 7. Omitted Information**

Not Applicable.

**Item 8. Executive Officer**

Robert Munro - Chief Financial Officer and President
Telephone: (647) 477.5513

**Item 9. Date of Report**

September 12, 2007

## SCHEDULE A

See attached.

FOR IMMEDIATE RELEASE TSX Venture Exchange Symbol: CIV.P

# CHRYSALIS CAPITAL IV CORPORATION PROVIDES FURTHER DETAILS ON THE ACQUISITION OF HOMELAND ENERGY CORP.

**August 31, 2007** – Toronto, Ontario - Chrysalis Capital IV Corporation ("**Chrysalis**") is pleased to provide further details on the proposed qualifying transaction (the "**Proposed Transaction**") with Homeland Energy Corp. ("**Homeland**") and certain of its shareholders, previously announced on June 18, 2007.

Chrysalis is also pleased to announce that on June 21, 2007 Homeland completed a non-brokered private placement of CDN$10.6 million in equity and on June 22, 2007 closed a convertible debenture financing for a further US$2.0 million in debt, bringing the total proceeds raised since inception to approximately CDN$33 million.

## BACKGROUND

On June 13, 2007, Chrysalis entered into an agreement (the "**Acquisition Agreement**") with the following principal shareholders and insiders of Homeland:

| Name | Jurisdiction of Residence or Incorporation | % of Shares Held[1] |
|---|---|---|
| Stephen E. Coates[2] | London, England | 2.05% |
| A. Tom Griffis | Ottawa, Ontario | 1.34% |
| Avrom E. Howard | Grand Junction, Colorado | 1.16% |
| Neil McLoughlin[3] | County Fermanagh, Northern Ireland | 0.95% |
| Stephen Woodhead | Oakville, Ontario | 0.32% |

**Notes:**

(1) Pre-Share Split (as defined below).

(2) Held as to 400,000 Homeland Common Shares (pre-Share Split) registered in the name of Stephen Coates, 165,000 Homeland Common Shares (pre-Share Split) registered in the name of Nicole Coates and 80,000 Homeland Common Shares (pre-Share Split) registered in the name of The Coates Family Trust.

(3) Registered in the name of Sukama Investments.

There are no shareholders that own 10% or more of the issued and outstanding common shares in the capital of Homeland ("**Homeland Common Shares**") other than RAB Special Situations (Master) Fund Ltd (Cayman Islands) which holds 7,800,000 Homeland Common Shares (pre-Share Split) registered in names of Roytor & Co. and Credit Suisse Client Nominees (UK) Limited, representing 24.8% of the issued and outstanding Homeland Common Shares.

Pursuant the Acquisition Agreement Chrysalis will acquire all of the issued and outstanding shares of Homeland, by way of the merger (the "**Merger**") of a newly formed British Virgin Islands subsidiary of Chrysalis and Homeland, a British Virgin Islands corporation. Upon completion of the Merger, Homeland will become a wholly-owned subsidiary of Chrysalis (the "**Resulting Issuer**").

Completion of the Proposed Transaction is subject to compliance with all necessary regulatory approvals and certain other terms and conditions. When completed, the Proposed Transaction will constitute Chrysalis' "qualifying transaction" pursuant to the policies of the TSX Venture Exchange (the "**Exchange**").

## THE QUALIFYING TRANSACTION

On or immediately prior to the closing of the Proposed Transaction, the common shares in the capital of Chrysalis ("**Chrysalis Common Shares**") will be consolidated on an 2:1 basis (the "**Consolidation**") and the Homeland Common Shares will be subdivided on a 4:1 basis (the "**Share Split**"). As consideration for the acquisition of all of the outstanding shares of Homeland pursuant to the Merger, Chrysalis will issue one Chrysalis Common Share for each Homeland Common Share. Based on the current issued and outstanding Homeland Common Shares, there will be 125,759,120 Homeland Common Shares (post-Share Split) issued and outstanding immediately prior to the closing of the Proposed Transaction. When combined with the 3,672,813 Chrysalis Common Shares (post-Consolidation) that are currently issued and outstanding, there will be an aggregate of 129,431,933 Chrysalis Common Shares issued and outstanding. Additional Homeland Common Shares may be issued prior to the closing of the Proposed Transaction.

There currently exist Homeland warrants outstanding to purchase an aggregate of 800,000 Homeland Common Shares (post-Share Split) (collectively, the "**Homeland Warrants**"). Upon completion of the Proposed Transaction, the holders of all outstanding Homeland Warrants shall exchange such warrants for warrants to purchase Chrysalis Common Shares (the "**Chrysalis Warrants**") on a one-for-one basis with the same terms and conditions.

Subject to the approval of the Exchange, up to 10% of the issued and outstanding Chrysalis Common Shares after the completion of the Proposed Transaction shall be reserved for issuance to directors, officers, employees and consultants of Chrysalis and its subsidiaries pursuant to the Chrysalis' stock option plan to be tabled for approval at the meeting of the holders of Chrysalis Common Shares to be held prior to the closing of the Proposed Transaction (the "**Chrysalis Stock Option Plan**"). Based on the current outstanding stock options, the foregoing shares reserved for issuance pursuant to the Chrysalis Stock Option Plan shall include options to purchase up to 362,500 Chrysalis Common Shares (post-Consolidation) outstanding as of the date hereof and options to purchase up to 15,600,000 Homeland Common Shares (post-Share Split) outstanding as of the date hereof. Chrysalis has also issued 164,688 agent's options and 36,250 charitable options (post-Consolidation). Certain outstanding Homeland stock options, issued to individuals no longer directly associated with Homeland, shall be exercised or shall expire prior to the closing of the Proposed Transaction.

Following the completion of the Proposed Transaction and assuming that all of the outstanding options and warrants have been exercised, 146,395,371 common shares of the Resulting Issuer will be issued and outstanding on a fully diluted basis.

It is anticipated that upon completion of the Proposed Transaction, the Resulting Issuer will meet the Tier 1 listing requirements of the Exchange for a mining issuer.

## INFORMATION ON HOMELAND

Homeland was incorporated on December 7, 2004 as Homeland Uranium Inc. under the laws of Ontario, and on October 12, 2006 continued into the British Virgin Islands. The head office and the registered office of Homeland are located at 144 Front Street West, Suite 780, Toronto, Ontario, Canada and Craigmuir Chambers, Road Town, Tortola, BVI. Homeland also has offices at 1 Berkeley Street, Suite 407, London, England and Bureau de Paul Building 3, Corner Nelson Mandela Avenue and Paul Sauer Street, Witbank, South Africa.

Homeland is a private company focused on coal exploration and development in southern Africa. Homeland owns and has submitted applications for three advanced development/pre-development stage coal projects in South Africa and, through local subsidiary companies, has received prospecting rights for eight additional earlier-stage exploration properties in the Witbank, Middlefield and Carolina areas. Homeland is currently negotiating to acquire interests in a number of additional coal projects in South Africa, Botswana and Swaziland.

Homeland is also a significant shareholder of Homeland Uranium Inc., a Canadian company involved in the exploration and development of Uranium projects in Niger and the United States.

**Kendal Mineral Property, Mpumalanga Province, South Africa**

The Kendal Project is a relatively small coal resource, potentially opencastable, which is expected to supply coal to the power generating industry and the domestic industrial market in South Africa. The Kendal Project lies in the Witbank Coalfield, and the surrounding areas have supported a number of mining operations. The Kendal Project is located at Latitude 26°04', Longitude 28°59' to the south west of the town of Ogies in Mpumalanga Province of South Africa. The elevation of the project is some 1,580 metres above mean sea level.

Homeland has carried out a conceptual mine plan based on the results of previous exploration campaigns. The potential markets have been identified and various contractors have been approached to determine their willingness to participate in the operation. Much of the required plant and equipment has been constructed and is enroute to the project site. Detailed planning, erection of the plant and equipment has begun, while formulation of the necessary contractual arrangements will be completed on receipt of a granted Mining Right.

**Eloff Mineral Property, Mpumalanga Province, South Africa**

The Eloff Project is a large coal resource, potentially opencastable, which can supply a low grade of coal to the power generating industry and possibly be upgraded for local industrial consumption or international export markets. The Eloff Project lies in the western extremity of the Witbank Coalfield, and the surrounding areas have supported a number of mining operations. The Eloff Project is located at Latitude 26°12', Longitude 28°42' to the south of the town of Delmas in Mpumalanga Province of South Africa. The elevation of the project is some 1,620 metres above mean sea level.

**Northfield Mineral Property, Kwa-Zulu Natal Province, South Africa**

The Northfield Project is a small resource of tailings material resulting from the processing of the coal from the Northfield Colliery. The Northfield Project lies in the north western Kwa-Zulu Natal Coalfield, and is located close to a number of defunct mining operations. The Northfield Project is located at Latitude 28°08', Longitude 30°08' to the north west of the town of Glencoe in Kwa-Zulu Natal Province of South Africa. The elevation of the project is some 1,380 metres above mean sea level.

The dump consists of dried fine tailings resulting from the processing of the coal from the now defunct Northfield Colliery. Homeland has carried out a conceptual mine plan. The potential markets have been identified and various contractors have been approached to determine their willingness to participate in the operation. Detailed planning and the formulation of the necessary contractual arrangements will be completed on receipt of a granted mining right.

## KEY BUSINESS HIGHLIGHTS

To date, Homeland has raised approximately CDN$33 million. Recent financing initiatives undertaken have included the following issues of Homeland Common Shares and a convertible debenture:

- On May 2, 2006, Homeland closed a brokered private placement of 3,111,900 Homeland Common Shares (pre-Share Split) at a price of US$2.00 per Homeland Common Share for total gross proceeds of US$6,223,800.

- On September 10, 2006, Homeland closed a brokered private placement of 362,500 Homeland Common Shares (pre-Share Split) at a price of US$2.00 per Homeland Common Share for total gross proceeds of US$725,000.

- On June 12, 2007, Homeland entered into a Loan Agreement with GC-Global Capital Corp. in the principal amount of US$2.0 million through a Convertible Debenture on the following terms: interest rate of 12% per annum; principal repayable after 24 months or earlier at the option of Homeland; convertible by the lender into Homeland Common Shares at £1.25 per Homeland Common Share (pre-Share Split) prior to the date of any initial public offering, or at the lesser of (a) US$4.50 (pre-Share Split) and (b) a 25% discount to the initial public offering price per Homeland Common Share on or following the date of the initial public offering; and 5,000,000 common shares of Homeland Uranium Inc. pledged as security.

- On June 21, 2007, Homeland closed a private offering of 3,969,230 Homeland Common Shares (pre-Share Split) at a price of £1.25 per share, for gross proceeds of £5.0 million.

- On August 17, 2007, Homeland closed a private offering of 670,690 Homeland Common Shares (pre-Share Split) at a price of CDN$3.20 per share, for gross proceeds of CDN$2.1 million.

Homeland contemplates undertaking a financing in connection with the Proposed Transaction.

Recent project acquisitions have included:

On January 27, 2006, Homeland acquired Pan African Uranium Corp. through the issuance of 7,300,000 Homeland Common Shares (pre-Share Split) for total deemed value of US$3,650,000. Homeland received the sum of CDN$759,325 in cash and the balance of CDN$3,428,685 was recorded as mineral property attributable to the uranium projects in Niger that have subsequently been sold to Homeland Uranium.

By virtue of a share purchase agreement dated June 14, 2006, Homeland acquired 100% of the outstanding common shares of Ferret Coal Holdings (Pty) Ltd., to be held through a wholly owned South African registered subsidiary company, Homeland Mining and Energy SA (Pty) Ltd. Homeland paid cash consideration to the vendors of CDN$2,105,016 (ZAR 13,000,000). Ferret Coal Holdings holds Homeland's 74% interest in the Kendal Project.

Effective February 1, 2007, Homeland sold its uranium assets to Homeland Uranium Inc., a private Canadian company, in return for 16 million common shares. Following financings by Homeland Uranium that raised CDN$1.84 million through the issue of 8 million common shares at CDN$0.23 per share and CDN$23 million through the issue of nearly 29 million units at

CDN$0.80 per unit, each unit consisting of one common share and one-half of one purchase warrant and each whole purchase warrant entitling the holder to purchase one additional common share at a price of CDN$1.25 per share expiring June 19, 2009, Homeland's interest in Homeland Uranium Inc. has decreased to approximately 39% of the issued and outstanding shares.

## SELECTED FINANCIAL STATEMENT INFORMATION

The following tables present selected financial statement information on the financial condition and results of operations for Chrysalis and Homeland. Such information is derived from the audited financial statements of Homeland for the period ended December 31, 2006 and the audited financial statements of Chrysalis for the period ended December 31, 2006. The information provided herein should be read in conjunction with such audited financial statements, which have been prepared in accordance with Canadian GAAP, and which will be filed on SEDAR when Chrysalis files its filing statement with respect to the Proposed Transaction. The Chrysalis financial statements have been filed on SEDAR.

| | Homeland December 31, 2006 (audited) | Chrysalis December 31, 2006 (audited) |
|---|---|---|
| Current Assets | $2,796,806 | $324,008 |
| Long-term Advances and Prepayments | 1,128,619 | - |
| Mineral Properties | 8,968,753 | - |
| Property and Equipment | 336,858 | - |
| **Total Assets** | **$13,231,036** | **$324,008** |
| Current Liabilities | $358,609 | $29,701 |
| **Total Liabilities** | **$358,609** | **$29,701** |
| Common Shares | $13,723,931 | $300,000 |
| Warrants | 1,156,501 | - |
| Contributed Surplus | 1,624,000 | - |
| Deficit | (3,632,005) | (5,693) |
| **Shareholders' Equity** | **$12,872,427** | **$294,307** |

## DIRECTORS AND OFFICERS OF THE RESULTING ISSUER

In conjunction with the completion of the Proposed Transaction, it is intended that Robert Munro will remain on the board of directors of the Resulting Issuer following completion of the Proposed Transaction and that A. Tom Griffis, Stephen E. Coates, Avrom E. Howard, John Manley, Neil McLoughlin and one further director to be determined will join the Resulting Issuer's board of directors. Brief biographies for the proposed directors and officers of the Resulting Issuer are set out below:

### A. Tom Griffis, Executive Chairman

Mr. Griffis is the founder of Griffis International Limited ("**GIL**"), a private investment and corporate management firm based in Toronto, Canada. GIL is focused on emerging resources companies that require early- to mid-stage financing, located in West Africa and South America. Mr. Griffis also founded Pan African Uranium, which was acquired by Homeland in 2006 and resulted in the granting of eight mining licences in Niger to Homeland. Mr. Griffis is Chairman of Virgin Metals Inc. and has served as Chairman/CEO of several other public and private resource companies. Mr. Griffis was appointed to the board of directors of Homeland in February 2006 and became Chairman in April of that year.

Mr. Griffis is a retired LCol. in the Canadian Air Force and was a member of the Snowbirds aerobatic squadron in 1973-4. He returned to be team leader during the years 1979-80 and worked hard on the public relations aspect of the team. Mr. Griffis was selected as Commanding Officer because of his "strong leadership qualities and flair for public relations," qualities which now benefit Homeland.

**Stephen E. Coates, President, Chief Executive Officer and Director**

Mr. Coates founded Homeland in 2004 and serves as its President and Chief Executive Officer, as well as Chairman of Homeland Uranium Inc. He is a graduate of King's College at the University of Western Ontario and has experience in government, investment management, communications and business development in the exploration and mining sectors.

Founder of Grove Communications Inc., Mr. Coates is an experienced consultant on strategic relationships, business development and communications to the junior mining sector. The first four years of his working career were spent as an investment manager with RBC Dominion Securities – Canada's largest investment bank. He has been a volunteer director of numerous service organizations and an active fundraiser. Mr. Coates is a director of and advisor to several private and public companies.

Mr. Coates resides in London, England where he manages the day-to-day affairs of the Corporation and its going public process. A key strength is his comfort in dealing with all levels of government, and his strength in developing key "in-country" relationships has been a valuable asset to Homeland.

**Avrom E. Howard, Director**

Mr. Howard graduated from the University of Colorado with a Masters degree in Geology, after achieving his baccalaureate from the University of Toronto. He holds the accreditation of Professional Geoscientist and is a Fellow of the Gemological Association of Great Britain. Mr. Howard is a founding director of Homeland. He lives in Grand Junction, Colorado.

Mr. Howard has broad international experience as a minerals exploration geologist and mining company executive as well as considerable corporate-financial and management experience. Mr. Howard founded Odyssey Resources Limited and until recently acted as its President and Chief Executive Officer.

**John Manley, Director**

Mr. Manley was President of So-Green Corp., a leading consumer fertilizer producer in Canada, when he sold the family business he'd worked in for 30 years. His experience with financing, computerization, and innovative marketing along with his strong beliefs in operating a business in which everyone wins were key to his success. Mr. Manley lives in the Bahamas.

Mr. Manley was appointed to the board of directors of Homeland in October of 2006 and brings strength to the board with his knowledge of finance, accounting and business management.

**Neil McLoughlin, Director**

Mr. McLoughlin has a degree in Economics and extensive experience in the financial industry. He has worked in Europe, the Middle East and Asia in corporate finance and investment

management. He has lived in France for twenty years. Mr. McLoughlin was appointed to the board of directors of Homeland in October of 2006.

Mr. McLoughlin brings to Homeland his knowledge of the resource sector and the capital markets in the continental Europe, Asia Pacific and the Middle East. He has been a Director and Advisor to several boards and is a key source of knowledge on international financial markets.

**Robert Munro, Director**

Mr. Munro is the President, Chief Financial Officer and a co-founder of The Chrysalis Capital Group Inc. (**"TCCG"**), a private company focused on the creation of Capital Pool Companies and the consummation of qualifying transactions for such Capital Pool Companies. Mr. Munro was Vice-President of Chrysalis Capital Corporation (now PharmEng International Inc. - TSXV:PII), Director of Chrysalis Capital II Corporation (now Tangerine Payment Solutions Corp. - TSXV:TAN) and President, CFO and Director of Chrysalis Capital III Corporation (now U.S. Silver Corporation - TSXV:USA). Prior to joining TCCG, Mr. Munro served as Director, Data Product Management with Rogers AT&T Wireless Inc. (**"Rogers"**), from March 2003 to February 2006. Prior to joining Rogers, Mr. Munro was the founding Director of Venture Development with Exclamation from December 1999 to June 2002. Mr. Munro also acted as interim management to several of Exclamation's partner companies, and was one of the original founders of Points International, the reward management portal. Mr. Munro holds a Bachelor of Arts degree from Huron College, the founding college of the University of Western Ontario, as well as several certificates in Project Management from Ryerson University. Mr. Munro will dedicate such time as he considers necessary in connection with the management of the Resulting Issuer.

**Stephen Woodhead, Chief Financial Officer**

Mr. Woodhead is a member of the South African Institute of Chartered Accountants, having graduated from the University of Cape Town with a degree in Commerce and a post graduate diploma in Accounting.

Mr. Woodhead and has 16 years experience in the natural resource and public finance sectors. Before relocating from South Africa to Canada in 1997 to establish and manage the Canadian corporate headquarters of Trans Hex International Ltd., Mr. Woodhead worked for the Department of Finance (Special Investigations) in South Africa and as the corporate financial manager for Trans Hex Group Limited, a South African diamond producer listed on the Johannesburg Stock Exchange.

In May 2003, Mr. Woodhead was appointed Chief Financial Officer of Desert Sun Mining Corp., developer of the Jacobina gold mine in Brazil that was acquired by Yamana Gold Inc. in April 2006 in a transaction valued at approximately $600 million at the time of announcement. Mr. Woodhead has also acted as Chief Financial Officer of Admiral Bay Resources Inc. (oil and gas), Beartooth Platinum Corporation (platinum group metals), Longford Corporation (oil and gas), Aberdeen International Inc. (royalty) and Sanatana Diamonds Inc. (diamonds); as Vice President, Finance of Glass Earth Limited (gold) and Luiri Gold Limited (gold); and has served as a director of Apogee Minerals Ltd. (silver).

## SIGNIFICANT CONDITIONS TO CLOSING

The completion of the Proposed Transaction is subject to a number of conditions precedent, including but not limited to satisfactory due diligence reviews, negotiation and execution of definitive transaction documentation, approval by both boards of directors, availability of prospectus and registration exemptions or obtaining exemptive relief, obtaining necessary governmental and third party approvals and Exchange acceptance. There can be no assurance that the Proposed Transaction will be completed as proposed or at all.

## SPONSORSHIP

Chrysalis is in discussions with Canaccord Adams to act as sponsor in connection with the Proposed Transaction.

## ARM'S LENGTH QUALIFYING TRANSACTION

The control persons of Homeland are not (and their associates and affiliates are not) control persons in Chrysalis. Accordingly, the acquisition by Chrysalis of all the issued and outstanding shares of Homeland is not a Non-Arm's Length Qualifying Transaction for the purposes of Exchange policies. As a result, the Proposed Transaction will not be subject to approval of the shareholders of Chrysalis and therefore no meeting of the shareholders of Chrysalis is required as a condition to the completion of the Proposed Transaction.

## INSIDERS OF THE RESULTING ISSUER

Other than the directors and senior officers of the Resulting Issuer referred to in this press release, and to the knowledge of the directors and senior officers of Chrysalis or Homeland, no person will become an insider of the Resulting Issuer as a result or upon completion of the Proposed Transaction.

## ABOUT CHRYSALIS CAPITAL IV CORPORATION

Chrysalis Capital IV Corporation is The Chrysalis Capital Group's (**"TCCG"**) fourth capital pool company (**"CPC"**). TCCG is focused on generating superior shareholder returns through the creation of a series of unique CPCs. To date, TCCG has created four Chrysalis branded CPCs and has assisted in the creation of two additional CPCs under TCCG's Partners Program. TCCG completed its most recent Qualifying Transaction (via Chrysalis Capital III Corporation) with U.S. Silver Corporation (TSXV: USA) on December 28, 2006. For more information about The Chrysalis Capital Group, please visit www.tccg.ca.

***Completion of the Proposed Transaction is subject to a number of conditions, including but not limited to, satisfactory due diligence reviews, negotiation and execution of definitive transaction documentation, approval by both boards of directors, availability of prospectus and registration exemptions or obtaining exemptive relief, obtaining any necessary governmental and third party approvals and Exchange acceptance. There can be no assurance that the Proposed Transaction will be completed as proposed or at all.***

***Investors are cautioned that, except as disclosed in the filing statement to be prepared in connection with the Proposed Transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of a capital pool company should be considered highly speculative.***

*The TSX Venture Exchange Inc. has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.*

*Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. Chrysalis assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to Chrysalis. Additional information identifying risks and uncertainties is contained in filings by Chrysalis with the Canadian securities regulators, which filings are available at www.sedar.com.*

*The Chrysalis Common Shares will remain halted until such time as permission to resume trading has been obtained from the Exchange. Chrysalis is a reporting issuer in Alberta, British Columbia and Ontario.*

For more information, please contact:

Marc Lavine, Chairman and Chief Executive Officer
Robert Munro, President and Chief Financial Officer
Chrysalis Capital IV Corporation
T: (416) 352-5763
E: contact@tccg.ca
W: www.tccg.ca

Stephen Coates, President and Chief Executive Officer
Homeland Energy Corp.
T: 011 44 20 7016 9881
E: Stephen.coates@homelandcorp.com
W: www.homelandcorp.com



RECEIVED
2007 SEP 26 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**FOR IMMEDIATE RELEASE** **TSX Venture Exchange Symbol: CIV.P**

**Chrysalis Capital IV Corporation Announces Shareholder Approval for Various Procedural Matters Relating to Qualifying Transaction**

September 24, 2007 - Toronto, Ontario - Chrysalis Capital IV Corporation (**"Chrysalis"**) is pleased to announce that its shareholders have approved various procedural matters relating to the previously announced proposed qualifying transaction (the **"Qualifying Transaction"**) with Homeland Energy Corp. (**"Homeland"**) at a shareholders meeting held on September 20, 2007. A copy of the management information circular which describes such matters is available at www.sedar.com.

Chrysalis has been advised that Mr. John Manley, one of the directors of Homeland who was conditionally elected at yesterday's meeting to act as a director of Chrysalis upon completion of the Qualifying Transaction, has resigned as a director of Homeland and does not intend to consent to act as a director of Chrysalis. Dr. Laurence Curtis has agreed to join the Homeland board of directors and, upon completion of the Qualifying Transaction, will join the Chrysalis board of directors.

The Qualifying Transaction is anticipated to close in November, subject to compliance with all necessary regulatory approvals and certain other terms and conditions.

**ABOUT CHRYSALIS CAPITAL IV CORPORATION**

Chrysalis Capital IV Corporation is The Chrysalis Capital Group's (**"TCCG"**) fourth capital pool company (**"CPC"**). TCCG is focused on generating superior shareholder returns through the creation of a series of unique CPCs. To date, TCCG has created five Chrysalis branded CPCs and has assisted in the creation of two additional CPCs under TCCG's Partners Program. TCCG completed its most recent Qualifying Transaction (via Chrysalis Capital III Corporation) with U.S. Silver Corporation (TSXV: USA) on December 28, 2006. For more information about The Chrysalis Capital Group, please visit www.tccg.ca.

***This news release contains projections and other forward-looking statements regarding future events. Such statements are predictions, which may involve known and unknown risks, uncertainties and other factors, which could cause the actual events or results and objectives to differ materially from those expressed.***

***The TSX Venture Exchange has in no way passed upon the merits of the Qualifying Transaction and has neither approved nor disapproved the contents of this press release.***

***The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.***

***The Chrysalis Common Shares will remain halted until such time as permission to resume trading has been obtained from the TSX Venture Exchange. Chrysalis is a reporting issuer in Alberta, British Columbia and Ontario.***

For more information, please contact:

Marc Lavine, Chairman and Chief Executive Officer
Robert Munro, President and Chief Financial Officer
Chrysalis Capital IV Corporation
T: (416) 352-5763
E: contact@tccg.ca
W: www.tccg.ca

Stephen Coates, President and Chief Executive Officer
Homeland Energy Corp.
T: 011 44 20 7016 9881
E: Stephen.coates@homelandcorp.com
W: www.homelandcorp.com

2344893.2

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**AMENDED FINANCIAL STATEMENTS**

**June 30, 2007**
**(Unaudited)**

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**

Table of Contents

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**BALANCE SHEET**
**(Unaudited)**

| | As at 30 June, 2007 | As at 31 December, 2006 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 132,216 | $ 66,485 |
| Qualifying transaction funds (Notes 4 and 6) | 855,000 | 210,000 |
| Prepaid capital stock issuance costs (Note 5) | - | 43,708 |
| Sundry assets | 21,320 | 3,815 |
| | $ 1,008,536 | $ 324,008 |
| **LIABILITIES** | | |
| Accounts payable and accrued liabilities | $ 74,594 | $ 29,701 |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital (Note 6) | $ 984,775 | $ 300,000 |
| Contributed surplus (Note 7) | 27,101 | - |
| Deficit | (77,934) | (5,693) |
| | $ 933,942 | $ 294,307 |
| | $ 1,008,536 | $ 324,008 |

Approved on behalf of the board

*"Marc Lavine"* Director

*"Robert Munro"* Director

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**STATEMENT OF OPERATIONS AND DEFICIT**
**(Unaudited)**

| | Three month period ended June 30, 2007 | Six month period ended June 30, 2007 |
|---|---|---|
| **INCOME** | $ 9,546 | $ 14,935 |
| **EXPENSES** | | |
| General and administrative expenses | 32,840 | 68,518 |
| Stock based compensation expense (Note 4) | | 16,962 |
| Charitable contribution (Note 4) | | 1,696 |
| | $ 32,840 | $ 87,176 |
| **NET LOSS** | $ (23,294) | $ (72,241) |
| **DEFICIT, BEGINNING OF PERIOD** | (54,640) | (5,693) |
| **DEFICIT, END OF PERIOD** | $ (77,934) | $ (77,934) |
| **LOSS PER SHARE** | $ (0.00) | $ (0.01) |
| **Weighted average number of shares outstanding** | 7,345,625 | 6,239,696 |

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**STATEMENT OF CASH FLOWS**
**(Unaudited)**

| | Three month period ended June 30, 2007 | | Six month Period ended June 30, 2007 | |
|---|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | |
| Net loss from operations | $ | (23,294) | $ | (72,241) |
| Items not involving cash: | | | | |
| Stock based compensation - Directors | | - | | 16,962 |
| Stock based compensation – Charity | | - | | 1,696 |
| Changes in non-cash items related to operations: | | | | |
| Increase (decrease) in accrued liabilities | | (2,757) | | 44,894 |
| Increase in sundry assets | | (10,613) | | (17,505) |
| **Cash used in operating activities** | $ | (36,664) | $ | (26,195) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | |
| Qualifying transaction funds | | - | | (645,000) |
| **Cash used in investing activities** | $ | - | $ | (645,000) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | |
| Proceeds from share issuance | | - | | 850,000 |
| Proceeds from exercise of broker warrants | | - | | 19,125 |
| Capital stock issuance costs* | | (9,035) | | (175,907) |
| **Cash used in financing activities** | $ | (9,035) | $ | 736,926 |
| **Increase in cash and cash equivalents** | $ | (45,699) | $ | 65,731 |
| Cash and cash equivalents, beginning of period | | 177,915 | | 66,485 |
| Cash and cash equivalents, end of period | $ | 132,216 | $ | 132,216 |

***Supplemental disclosure of non-cash transaction:**
During the six month period ended June 30, 2007, the Company paid a portion of agent fees by issuance of stock options with a fair market value of $8,443 (3 month period ended June 30, 2007 - $nil), which was included in Share Issuance Costs (Note 6(b))

**CHRYSALIS CAPITAL IV COMPANY**
**(A Capital Pool Company)**
**NOTES TO FINANCIAL STATEMENTS**
**(Unaudited)**

JUNE 30, 2007

## 1. NATURE OF ORGANIZATION

Chrysalis Capital IV Corporation was incorporated under the *Canada Business Corporations Act* on October 12, 2006 and is classified as a Capital Pool Company as defined in the Policy 2.4 of the TSX Venture Exchange (the "Exchange"). The Company has no assets other than cash and prepaid share capital issuance costs and proposes to identify and evaluate potential acquisitions or businesses, and once identified and evaluated, to negotiate an acquisition or participation subject to receipt of regulatory and, if required, shareholders' approval.

The proposed business of the Company involves a high degree of risk and there is no assurance that the Company will identify an appropriate business for acquisition or investment, and even if so identified and warranted, it may not be able to finance such acquisition or investment. Additional funds may be required to enable the Company to pursue such an initiative and the Company may be unable to obtain such financing on terms, which are satisfactory to it. Furthermore, there is no assurance that the businesses acquired will be profitable.

## 2. COMPARATIVE FIGURES

The Company was incorporated on October 12, 2006 and did not have significant operations for the period ending December 31, 2006. As a result, the Company did not have any meaningful comparative information. Accordingly, no comparative information has been presented

## 3. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the company include the following:

### (a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from those estimates.

### (b) Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, bank balances and investments in money market instruments with maturities of three months or less.

**(c) Qualifying Transaction funds**

The proceeds raised from the issuance of capital stock may only be used to identify and evaluate assets or businesses for future investment, with the exception that up to lesser of $210,000 or 30% of the gross proceeds may be used to cover prescribed costs of issuing the common shares or administrative and general expenses of the Company. These restrictions apply under completion of a Qualifying Transaction by the Company as defined under the policies of the Exchange.

**(d) Stock-based compensation**

The Company has adopted the recommendations under CICA Handbook Section 3870 relating to stock based compensation.

Stock options issued by the Company are accounted for in accordance with the fair value based method of accounting. The fair value of options issued to directors, officers, and employees of and consultants and service providers to the Company is charged to earnings with an offsetting amount recorded to contributed surplus. The fair value of options issued to agents in conjunction with public offerings is charged to share issue costs with an offsetting amount recorded to contributed surplus. Fair value is measured using the Black Scholes options pricing model.

**(e) Earnings per share**

Earnings per share is calculated using the weighted average number of shares outstanding during the period. The treasury stock method of calculating fully diluted earnings per share amounts is used, which assumes that all outstanding stock option grants with an exercise price below the average market value are exercised, and the assumed proceeds are used to purchase common shares at the average market price during the period. The difference between the number of shares assumed issued and the number of shares assumed purchased is then included in the denominator of the diluted earnings per share computation. Fully diluted loss per share is not calculated when the effect is anti-dilutive.

**(f) Future income taxes**

Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the asset.

## 4. QUALIFYING TRANSACTION FUNDS

Qualifying transaction funds include two Guaranteed Investment Certificates bearing a 3.85% and 4.04% per annum rate maturing on October 27, 2007 and February 23, 2008 respectively. The carrying value of these funds approximates their fair value.

## 5. PREPAID CAPITAL STOCK ISSUANCE COSTS

These costs relate directly to the proposed issuance of capital stock by the Company. These costs were charged to Share Capital during the period ended June 30, 2007.

## 6. SHARE CAPITAL

a) Authorized
Unlimited number of common shares

b) Issued

| | Number of Shares | Amount |
|---|---|---|
| Incorporation – October 12, 2006 | 1 | $ 0.10 |
| – October 24, 2006 | 2,999,999 | 299,999.90 |
| Initial Public offering – February 13, 2007 | 4,250,000 | 850,000.00 |
| Broker Warrant Exercise – March 13, 2007 | 95,625 | 19,125.00 |
| | | 1,169,125.00 |
| Share Issuance Costs | - | (184,350.00) |
| Balance, June 30, 2007 | 7,345,625 | $ 984,775.00 |

On October 24, 2006, the Company issued 2,999,999 common shares at $0.10 per share for cash consideration of $299,999.90.

On February 13, 2007, the Company completed a public offering of 4,250,000 common shares at $0.20 per share for gross proceeds of $850,000. Share issuance costs related to the offering were $175,907 in cash paid costs (net of goods and services tax) and $8,443 in stock based fees from agent's options issued on the initial public offering. The Company's shares began trading on the TSX Venture Exchange on February 15, 2007.

On March 13, 2007, the Company's Agent for the IPO exercised 95,625 options for cash consideration of $19,125.

c) Escrowed shares

All of the 3,000,000 common shares issued prior to the offering (Note 7(b)) and all common shares that may be acquired from treasury of the Company by Non Arm's Length Parties, as defined in the policies of the TSX Venture Exchange, of the Company either under the offering or otherwise prior to the completion of the Qualifying Transaction will be deposited with the Trustee under the Escrow Agreement.

All common shares acquired on exercise of stock options prior to the completion of a Qualifying Transaction, must also be deposited in escrow until the final exchange bulletin is issued.

All common shares of the Company acquired in the secondary market prior to the completion of a Qualifying Transaction by a Control Person, as defined in the policies of the TSX Venture Exchange, are required to be deposited in escrow. Subject to certain permitted exemptions, all securities of the Company held by principles of the resulting issuer will also be escrowed.

d) Stock options

The directors of the Company have approved a Stock Option Plan (the "Plan") for the directors, officers, employees and consultants of the Company. Options granted under the Plan are exercisable for a period of up to 5 years from the date of the grant. The exercise price of the options shall be determined by the Board at the time of the grant. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Company from time to time. The number of common shares reserved for issuance to (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares, and (b) all technical consultants will not exceed 2% of the issued and outstanding common shares. In addition to the options granted under the Plan, the Company proposes to grant options to one or more eligible charitable organizations, exercisable for a period of up to 5 years from the date of the grant. Such grants to eligible charitable organizations will not exceed 1% of the issued and outstanding common shares.

A summary of the status of the Company's outstanding stock options as at June 30, 2007 is as follows:

**CHRYSALIS CAPITAL IV COMPANY**
**(A Capital Pool Company)**
**NOTES TO FINANCIAL STATEMENTS**
**(Unaudited)**



| | Number of Shares | Weighted average exercise price | |
|---|---|---|---|
| Opening Balance | - | $ | - |
| Granted to Directors, Officers | 725,000 | $ | 0.20 |
| Granted to Eligible Charity | 72,500 | $ | 0.20 |
| Granted to Agent | 329,375 | $ | 0.20 |
| Outstanding and exercisable, as at June 30, 2007 | 1,126,875 | $ | 0.20 |

On February 13, 2007 the Company granted 725,000 options to purchase common shares at an exercise price of $0.20 per share, vesting immediately and expiring five years from the date of grant. The fair value of the options granted at the time of granting is $0.02 per option assuming an average volatility of 10% on the underlying shares, an exercise price of $0.20, a risk free interest rate of 3.90% an expected life of 2.5 years, and an expected dividend rate of 0%. The Company recognized a stock-based compensation expense of $16,962 and charitable contribution of $1,696.

The Company granted options to its Agent in connection with the Initial Public Offering completed February 13, 2007. These options are to purchase 425,000 common shares at $0.20 per share with an expiry period of 5 years from the date of grant. The Company also granted options to The Arthritis & Autoimmunity Research Centre Foundation, registration number 11929 0773 RR0001, an Eligible Charitable Organization, to purchase up to 72,500 common shares at $0.20 per share with an expiry period of 5 years from the date of grant. The fair value of the options granted at the time of granting is approximately $0.02 per option assuming an average volatility of 10% on the underlying shares, an exercise price of $0.20, a risk free interest rate of 3.90%, an expected life of twenty-four months, and an expected divided rate of 0%. The Corporation recognized a value of $8,443 stock issuance cost associated with the agent options and $1,696 associated with the charitable options.

The agent exercised 95,625 of their options to purchase 95,625 common shares.

## 7. CONTRIBUTED SURPLUS

The corporation's contributed surplus consists of the following:

| | | |
|---|---|---|
| Balance, December 31, 2006 | $ | - |
| Agent Options (Note 3) | | 8,443 |
| Directors, Officers and Charity Options (Note 3) | | 18,658 |
| Balance, June 30, 2007 | $ | 27,101 |

## 8. STOCK BASED COMPENSATION

For the six months ending June 30, 2007 the Company recorded $18,658 as expense in relation to stock options granted to directors, officers and a charity (for the 3 month period ended June 30, 2007 - $nil), and $8,443 as share issue costs in relation to stock options granted to the agent (for the 3 month period ended June 30, 2007 - $nil).

## 9. FINANCIAL INSTRUMENTS

Financial instruments including cash and cash equivalents, qualifying transaction funds, accounts payable and accrued liabilities, all of which are carried at amounts, which approximate fair value which reflect their short term nature. The company has invested in a Guaranteed Investment Certificates at a fixed rate. Any change to market rates result in interest rate risk.

## 10. CONTINGENCY

There is no assurance that the corporation will identify a business or asset that warrants acquisition or participation within the time limitations permissible under the policies of the Exchange, at which time the Exchange may suspend or de-list the corporation's shares from trading.

## 11. PROPOSED QUALIFYING TRANSACTION

On June 13, 2007, Chrysalis Capital IV Corporation ("Chrysalis") entered into a definitive agreement with Homeland Energy Corp. ("Homeland"), and certain of its principal shareholders pursuant to which Chrysalis will complete a business combination to acquire Homeland (the "Proposed Transaction").

When completed, the Proposed Transaction will constitute Chrysalis' Qualifying Transaction pursuant to the policies of the TSX Venture Exchange (the "TSXV"), and is subject to compliance with all necessary regulatory and other approvals and certain other terms and conditions.

Homeland Energy Corp. is a private company focused on coal exploration and development in southern Africa. Homeland owns three advanced development / pre-development coal projects in South Africa and a number of earlier-stage exploration properties in the Witbank, Middlefield and Standerton areas. Homeland is currently negotiating to acquire interests in a number of additional coal properties in South Africa, Botswana and Swaziland.

Homeland is also a significant shareholder of Homeland Uranium Inc., a Canadian company involved in the exploration and development of Uranium projects in Niger and the United States.

# CHRYSALIS CAPITAL IV CORPORATION

## FORM 51-102F1
## AMENDED MANAGEMENT'S DISCUSSION & ANALYSIS
## FOR THE THREE MONTHS ENDED
## June 30, 2007

*The following discussion and analysis should be read in conjunction with the Corporation's prospectus dated January 26, 2007 and all of the notes, risk factors and information contained therein. Additional information relating to the Corporation is available on SEDAR at www.sedar.com*

**Date**

This management discussion and analysis ("MD&A") is dated August 29, 2007 and is in respect of the three months ending June 30, 2007.

**Overall Performance**

Chrysalis Capital IV Corporation ("Chrysalis" or the "Corporation") is classified as a Capital Pool Company as defined in Policy 2.4 (the "Policy") of the TSX Venture Exchange (the "Exchange"). As such, the Corporation has not commenced commercial operations and has no assets other than cash and qualifying transaction funds with which to identify and evaluate businesses or assets with a view to completing a "Qualifying Transaction" (as defined pursuant to the Policy). As a result, the Corporation's current business is to identify and evaluate businesses and assets with a view to completing a Qualifying Transaction. Any proposed Qualifying Transaction must be accepted by the Exchange and in the case of a non-arm's length Qualifying Transaction is also subject to "majority of the minority approval" in accordance with the Policy.

The Corporation has not conducted commercial operations other than to enter into discussions for the purpose of identifying potential acquisitions or interests. On June 18, 2007, the Corporation announced that it entered into a definitive agreement dated June 13, 2007 with Homeland Energy Corp., a coal exploration and development company, and certain of its shareholders, pursuant to which the Corporation proposes to complete a business combination to acquire Homeland Energy Corp. Subject to compliance with all regulatory approvals and certain other terms and conditions, the proposed business combination will constitute the Corporation's Qualifying Transaction.

**Selected Financial Information**

The Corporation was incorporated on October 12, 2006 and December 31 is the date of its fiscal year end.

| | Three months ending June 30, 2007 |
|---|---|
| Total revenue | $ 9,546 |
| Net income (loss) | $ (15,636) |
| Earnings (loss) – Per share | $ (0.00) |
| Total assets | $ 1,008,535 |

For the three months ending June 30, 2007, the Corporation reported no discontinued operations, no changes in accounting policy and declared no cash dividends.

## Results of Operations

As at June 30, 2007, the Corporation had no operations. For the three months ending June 30, 2007, the Corporation had income of $9,546 and expenses of $25,182 for a net loss of $(15,636). For the six month period ending June 30, 2007, the stock based compensation accounted for $27,101, of which $16,962 and $1,696 were expensed as stock-based compensation and stock-based donation respectively. The remaining $8,443 was charged to contributed surplus.

As disclosed in the Corporation's final prospectus dated January 26, 2007, the following table sets forth information regarding how the Corporation intended to use the proceeds from its previous financings.

| Financings | Estimated Amounts | Actual Amounts |
|---|---|---|
| Gross proceeds from private placements and public financings | $1,150,000 | $1,169,125 |
| Less estimated expenses and costs related to the private placements and public financings | $157,500 | $175,907* |
| Net proceeds from private placements and public financing | $992,500 | $984,775 |

*Does not include $8,843 non-cash item for Agent's Options

| Purpose | Estimated Cost | Actual Costs | Amount Remaining/Variance |
|---|---|---|---|
| General and administration | $210,000 | $60,859 | $149,141 |
| Identify and evaluate assets or businesses for future investment | $855,000 | $0 | $855,000 |

All of the expenditures noted above relate to actual cash costs incurred to date. In addition to these costs, there were non-cash charges relating to stock based compensation, as disclosed elsewhere in this MD&A. There are no variances which materially affect the ability of the Corporation to achieve its intended objective of identifying and evaluating business prospects for the Corporation's Qualifying Transaction.

## Liquidity

As at June 30, 2007 the Corporation had working capital of $987,216. This included $132,216 in cash and cash equivalents, and $855,000 in qualifying transaction funds, which is sufficient for the Corporation to meet its ongoing obligations and meet its objective to complete a Qualifying Transaction.

## Accounting Policies including Initial Adoption

Effective October 12, 2006, the Corporation adopted new recommendations of the CICA Handbook Section 3870 relating to stock-based compensation. For the six months ending June 30, 2007, the Corporation recorded $16,692, $1,696, $8,443 in relation to stock options granted to directors and officers, an eligible charity, and agent respectively.

The Corporation's calculations for determining the "fair value" of options granted was made using the Black Scholes option-pricing model with the following average assumptions:

| | For the six months ending June 30, 2007 |
|---|---|
| Risk-free interest rate | 3.90% |
| Expected life (years)* | 2.5 |
| Expected dividend yield | 0% |
| Expected volatility | 10% |

*Agent's Options were calculated using an expected life of 1.5 years

**Financial Instruments and Other Instruments**

The Corporation's financial instruments consist of cash, cash equivalents, qualified transaction funds, accounts payable and accrued liabilities. It is management's opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from these financial instruments and that the fair value of these financial instruments approximates their carrying values.

**Additional Disclosure for Venture Corporations without Significant Revenue**

The following table sets forth a breakdown of material components of the general and administration costs of the Corporation for the three months ending June 30, 2007.

| | Three months ending June 30, 2007 | |
|---|---|---|
| Office | $ | 14,313 |
| Communication | $ | 3,540 |
| Agency Fees | $ | 6,834 |
| Travel and promotion | $ | 8,154 |
| | $ | 25,182 |

**Disclosure of Outstanding Share Data**

As at June 30, 2007 and as at the date of this MD&A, the following is a description of the outstanding equity securities and convertible securities previously issued by the Corporation:

| | Authorized | Outstanding |
|---|---|---|
| Voting or equity securities issued and outstanding | Unlimited Common Shares | 7,345,625 Common Shares |
| Securities convertible or exercisable into voting or equity securities – stock options | Management stock options to acquire up to 10% of outstanding Common Shares | Management stock options to acquire 725,000 Common Shares at $0.20 |

| | | |
|---|---|---|
| | Charity stock options to acquire up to 1% of outstanding Common Shares | Charity stock options to acquire 72,500 Common Shares at $0.20 |
| Securities convertible or exercisable into voting or equity securities – agent's option | Agent's options to acquire up to 425,000 common shares | Agent's option to acquire up to 329,375 Common Shares at $0.20 |
| Voting or equity securities issuable on conversion or exchange of outstanding securities | (as above) | (as above) |





October 25, 2007

Dear Reader:

**Re: Refiling of Second Quarter Management's Discussion & Analysis and Financial Statements of Chrysalis Capital IV Corporation (the "Corporation") for the six month period ended June 30, 2007**

On August 29, 2007, the Corporation filed its second quarter Management's Discussion & Analysis (the "MD&A") and second quarter financial statements (the "Financials") for the six month period ended June 30, 2007. On review of the MD&A and Financials, the auditors of the Corporation, Mintz & Partners LLP, requested certain non-material modifications, including formatting, references to notes and an adjustment to the working capital, accounts payable and deficit numbers.

Best regards,

Chrysalis Capital IV Corporation

*"Robert Munro"*

Robert Munro
President and Chief Financial Officer

**Form 52-109F2 - Certification of Interim Filings**

I, **Marc Lavine** of **Chrysalis Capital IV Corporation** as **Chairman and Chief Executive Officer**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Chrysalis Capital IV Corporation**, (the issuer) for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: October 25, 2007

*"Marc Lavine"*
Marc Lavine
Chairman and Chief Executive Officer

**Form 52-109F2 - Certification of Interim Filings**

I, **Robert Munro** of **Chrysalis Capital IV Corporation** as **President and Chief Financial Officer**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Chrysalis Capital IV Corporation**, (the issuer) for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: October 25, 2007

*"Robert Munro"*

Robert Munro
President and Chief Financial Officer



RECEIVED
25 P 1:24

FOR IMMEDIATE RELEASE TSX Venture Exchange Symbol: CIV.P

**PRESS RELEASE**

**Chrysalis Capital IV Corporation Announces Offer for Homeland Energy Corp.**

October 26, 2007 - Toronto, Ontario - Chrysalis Capital IV Corporation (**"Chrysalis"**) announced today an offer (the **"Offer"**) to purchase all of the issued and outstanding common shares (the **"Homeland Common Shares"**) of Homeland Energy Corp. (**"Homeland"**) held by certain qualified holders of Homeland Common Shares (**"Homeland Shareholders"**). The Offer is not available to Homeland Shareholders who are resident in, or subject to the laws of, the United States of America.

The Offer is being made by way of a take-over bid circular on the basis of one common share of Chrysalis (**"Chrysalis Common Shares"**) for one Homeland Common Share. The take-over bid has been commenced by the mailing of offering materials to Homeland Shareholders. The Offer is open for acceptance until 5:00 p.m. (Toronto time) on December 3, 2007, unless withdrawn or extended. On or immediately prior to the closing of the Offer, the Chrysalis Common Shares will be consolidated by a ratio of 2:1 and the Homeland Common Shares will be subdivided on a 4:1 basis.

As previously announced, Chrysalis and Homeland entered into an agreement dated June 13, 2007 for the acquisition of all of the issued and outstanding Homeland Common Shares. The Offer is the first step in a two-step process to acquire such Homeland Common Shares. Chrysalis intends to acquire the balance of the outstanding Homeland Common Shares not deposited under the Offer by way of merger of a wholly-owned subsidiary of Chrysalis with Homeland (the **"Merger"**). The consideration to be received by Homeland Shareholders under the Offer, being one Chrysalis Common Share per one Homeland Common Share, is the same as the consideration to be received under the Merger. The primary purpose of the Offer is to provide Homeland Shareholders in certain jurisdictions with a tax deferral on the disposition of their Homeland Common Shares. When completed, the acquisition will constitute Chrysalis' qualifying transaction pursuant to the policies of the TSX Venture Exchange.

A Directors' Circular setting out the recommendation of the board of directors of Homeland, the reasons for the recommendation, as well as other matters relating to the Offer was mailed concurrently with the offering materials. Homeland Shareholders are encouraged to read the Directors' Circular carefully and in its entirety. Copies of the Offer documents are available at www.sedar.com.

## ABOUT CHRYSALIS CAPITAL IV CORPORATION

Chrysalis Capital IV Corporation is The Chrysalis Capital Group's (**"TCCG"**) fourth capital pool company (**"CPC"**). TCCG is focused on generating superior shareholder returns through the creation of a series of unique CPCs. To date, TCCG has created five Chrysalis branded CPCs and has assisted in the creation of two additional CPCs under TCCG's Partners Program. TCCG

completed its most recent Qualifying Transaction (via Chrysalis Capital III Corporation) with U.S. Silver Corporation (TSXV: USA) on December 28, 2006. For more information about The Chrysalis Capital Group, please visit www.tccg.ca.

**ABOUT HOMELAND ENERGY CORP.**

Homeland Energy Corp. is a private company focused on energy exploration and development in southern Africa. Homeland owns three advanced development / pre-development coal projects in South Africa and a number of early-stage exploration properties in the Witbank, Middlefield and Standerton areas. Homeland is currently negotiating to acquire interests in a number of additional coal properties in eastern South Africa and neighbouring countries.

Homeland is also a significant shareholder of Homeland Uranium Inc., a Canadian company with interests in long-term energy production and development of Uranium projects in Niger and the United States. For more information about Homeland, please visit www.homelandcorp.com.

***This news release contains projections and other forward-looking statements regarding future events. Such statements are predictions, which may involve known and unknown risks, uncertainties and other factors, which could cause the actual events or results and objectives to differ materially from those expressed.***

***This Offer will be made only by the separate formal offer and takeover bid circular. This news release does not constitute an offer or solicitation in any jurisdiction. Any such offer or solicitation will be made only by formal offer and only in those jurisdictions where Chrysalis may legally do so.***

***The TSX Venture Exchange has in no way passed upon the merits of the Offer and has neither approved nor disapproved the contents of this press release.***

***The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.***

For more information, please contact:

Marc Lavine, Chairman and Chief Executive Officer
Robert Munro, President and Chief Financial Officer
Chrysalis Capital IV Corporation
T: (416) 352-5763
E: contact@tccg.ca
W: www.tccg.ca

Stephen Coates, President and Chief Executive Officer
Homeland Energy Corp.
T: 011 44 20 7016 9881
E: Stephen.coates@homelandcorp.com

W: www.homelandcorp.com

**FORM 51-102F3**
**MATERIAL CHANGE REPORT**

**Item 1. Name and Address of Company**

Chrysalis Capital IV Corporation (the "**Corporation**")
401 Bay Street, Suite 2702
Toronto, Ontario
M5H 2Y4

**Item 2. Date of Material Change**

October 26, 2007

**Item 3. News Release**

A press release was disseminated on October 26, 2007 (re-issued under the correct symbol on October 29, 2007) via Filing Services Canada.

**Item 4. Summary of Material Change**

The Corporation announced an offer (the "**Offer**") to purchase all of the issued and outstanding common shares (the "**Homeland Common Shares**") of Homeland Energy Corp. held by certain qualified holders of Homeland Common Shares. The Offer is being made by way of a take-over bid circular on the basis of one common share of the Corporation for one Homeland Common Share.

**Item 5. Full Description of Material Change**

Please refer to the press release attached as Schedule "A" hereto.

**Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

**Item 7. Omitted Information**

Not Applicable.

**Item 8. Executive Officer**

Robert Munro - Chief Financial Officer and President
Telephone: (647) 477.5513

**Item 9. Date of Report**

November 8, 2007

**SCHEDULE A**


chrysalis
capital IV corporation

**FOR IMMEDIATE RELEASE** **TSX Venture Exchange**
**Symbol: CIV.P**

**PRESS RELEASE**

**Chrysalis Capital IV Corporation Announces Offer for Homeland Energy Corp.**

October 26, 2007 - Toronto, Ontario - Chrysalis Capital IV Corporation (**"Chrysalis"**) announced today an offer (the **"Offer"**) to purchase all of the issued and outstanding common shares (the **"Homeland Common Shares"**) of Homeland Energy Corp. (**"Homeland"**) held by certain qualified holders of Homeland Common Shares (**"Homeland Shareholders"**). The Offer is not available to Homeland Shareholders who are resident in, or subject to the laws of, the United States of America.

The Offer is being made by way of a take-over bid circular on the basis of one common share of Chrysalis (**"Chrysalis Common Shares"**) for one Homeland Common Share. The take-over bid has been commenced by the mailing of offering materials to Homeland Shareholders. The Offer is open for acceptance until 5:00 p.m. (Toronto time) on December 3, 2007, unless withdrawn or extended. On or immediately prior to the closing of the Offer, the Chrysalis Common Shares will be consolidated by a ratio of 2:1 and the Homeland Common Shares will be subdivided on a 4:1 basis.

As previously announced, Chrysalis and Homeland entered into an agreement dated June 13, 2007 for the acquisition of all of the issued and outstanding Homeland Common Shares. The Offer is the first step in a two-step process to acquire such Homeland Common Shares. Chrysalis intends to acquire the balance of the outstanding Homeland Common Shares not deposited under the Offer by way of merger of a wholly-owned subsidiary of Chrysalis with Homeland (the **"Merger"**). The consideration to be received by Homeland Shareholders under the Offer, being one Chrysalis Common Share per one Homeland Common Share, is the same as the consideration to be received under the Merger. The primary purpose of the Offer is to provide Homeland Shareholders in certain jurisdictions with a tax deferral on the disposition of their Homeland Common Shares. When completed, the acquisition will constitute Chrysalis' qualifying transaction pursuant to the policies of the TSX Venture Exchange.

A Directors' Circular setting out the recommendation of the board of directors of Homeland, the reasons for the recommendation, as well as other matters relating to the Offer was mailed concurrently with the offering materials. Homeland Shareholders are encouraged to read the Directors' Circular carefully and in its entirety. Copies of the Offer documents are available at www.sedar.com.

## ABOUT CHRYSALIS CAPITAL IV CORPORATION

Chrysalis Capital IV Corporation is The Chrysalis Capital Group's (**"TCCG"**) fourth capital pool company (**"CPC"**). TCCG is focused on generating superior shareholder returns through the

creation of a series of unique CPCs. To date, TCCG has created five Chrysalis branded CPCs and has assisted in the creation of two additional CPCs under TCCG's Partners Program. TCCG completed its most recent Qualifying Transaction (via Chrysalis Capital III Corporation) with U.S. Silver Corporation (TSXV: USA) on December 28, 2006. For more information about The Chrysalis Capital Group, please visit www.tccg.ca.

**ABOUT HOMELAND ENERGY CORP.**

Homeland Energy Corp. is a private company focused on energy exploration and development in southern Africa. Homeland owns three advanced development / pre-development coal projects in South Africa and a number of early-stage exploration properties in the Witbank, Middlefield and Standerton areas. Homeland is currently negotiating to acquire interests in a number of additional coal properties in eastern South Africa and neighbouring countries.

Homeland is also a significant shareholder of Homeland Uranium Inc., a Canadian company with interests in long-term energy production and development of Uranium projects in Niger and the United States. For more information about Homeland, please visit www.homelandcorp.com.

***This news release contains projections and other forward-looking statements regarding future events. Such statements are predictions, which may involve known and unknown risks, uncertainties and other factors, which could cause the actual events or results and objectives to differ materially from those expressed.***

***This Offer will be made only by the separate formal offer and takeover bid circular. This news release does not constitute an offer or solicitation in any jurisdiction. Any such offer or solicitation will be made only by formal offer and only in those jurisdictions where Chrysalis may legally do so.***

***The TSX Venture Exchange has in no way passed upon the merits of the Offer and has neither approved nor disapproved the contents of this press release.***

***The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.***

For more information, please contact:

Marc Lavine, Chairman and Chief Executive Officer
Robert Munro, President and Chief Financial Officer
Chrysalis Capital IV Corporation
T: (416) 352-5763
E: contact@tccg.ca
W: www.tccg.ca

Stephen Coates, President and Chief Executive Officer
Homeland Energy Corp.
T: 011 44 20 7016 9881
E: Stephen.coates@homelandcorp.com
W: www.homelandcorp.com

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**FINANCIAL STATEMENTS**

**September 30, 2007**
**(Unaudited)**

## NOTICE TO READER

The accompanying unaudited interim financial statements of Chrysalis Capital IV Corporation. (A Capital Pool Company) (the "Corporation") for the period ended September 30, 2007 have been prepared by the management. These statements have not been audited by the Corporation's external auditors or any other accounting firm.

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company – See Notice To Reader)**
**SEPTEMBER 30, 2007**

Table of Contents

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**BALANCE SHEET**
**(Unaudited – See Notice to Reader)**

| | | As at September 30, 2007 (unaudited) | | As at December 31, 2006 (audited) |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash and cash equivalents | $ | 67,681 | $ | 66,485 |
| Qualifying transaction funds (Notes 3 and 4) | | 855,000 | | 210,000 |
| Prepaid capital stock issuance costs (Note 5) | | - | | 43,708 |
| Sundry assets | | 63,302 | | 3,815 |
| | $ | 985,983 | $ | 324,008 |
| **LIABILITIES** | | | | |
| Accounts payable and accrued liabilities | $ | 69,951 | $ | 29,701 |
| **SHAREHOLDERS' EQUITY** | | | | |
| Share capital (Note 6) | $ | 985,783 | $ | 300,000 |
| Contributed surplus (Note 7) | | 27,101 | | - |
| Deficit | | (96,852) | | (5,693) |
| | $ | 916,023 | $ | 294,307 |
| | $ | 985,983 | $ | 324,008 |

Approved on behalf of the board

*"Marc Lavine"* Director

*"Robert Munro"* Director

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**INTERIM STATEMENT OF OPERATIONS AND DEFICIT**
**(Unaudited – See Notice To Reader)**

| | Three month period ended September 30, 2007 | Nine month period ended September 30, 2007 |
|---|---|---|
| **INCOME** | $ 9,588 | $ 24,522 |
| **EXPENSES** | | |
| General and administrative expenses | 28,503 | 97,020 |
| Stock based compensation expense (Note 3) | - | 16,962 |
| Charitable contribution (Note 6) | - | 1,696 |
| | $ 28,503 | $ 115,680 |
| **NET LOSS** | $ (18,915) | $ (91,156) |
| **DEFICIT, BEGINNING OF PERIOD** | (77,934) | (5,693) |
| **DEFICIT, END OF PERIOD** | $ (96,849) | $ (96,849) |
| **LOSS PER SHARE** | $ (0.00) | $ (0.00) |
| **Weighted average number of shares outstanding** | 7,345,625 | 6,609,680 |

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**INTERIM STATEMENT OF CASH FLOWS**
**(Unaudited – See Notice to Reader)**

| | Three month period ended September 30, 2007 | Nine month Period ended September 30, 2007 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss from operations | $ (18,915) | $ (91,156) |
| Items not involving cash: | | |
| Stock based compensation - Directors | - | 16,962 |
| Stock based compensation – Charity | - | 1,696 |
| Changes in non-cash items related to operations: | | |
| Increase (decrease) in accounts payable and accrued liabilities | (4,644) | 40,249 |
| Increase in sundry assets | (41,984) | (59,489) |
| **Cash used in operating activities** | $ (65,543) | $ (91,738) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Qualifying transaction funds | - | (645,000) |
| **Cash used in investing activities** | $ - | $ (645,000) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from share issuance | - | 850,000 |
| Proceeds from exercise of broker warrants | - | 19,125 |
| Prepaid capital stock issuance costs | - | 43,708 |
| Capital stock issuance costs* | 1,008 | (174,899) |
| **Cash provided by, used in financing activities** | $ 1,008 | $ 737,934 |
| **Increase in cash and cash equivalents** | $ (64,535) | $ 1,196 |
| Cash and cash equivalents, beginning of period | 132,216 | 66,485 |
| Cash and cash equivalents, end of period | $ 67,681 | $ 67,681 |

***Supplemental disclosure of non-cash transaction:**
During the nine month period ended September 30, 2007, the Company paid a portion of agent fees by issuance of stock options with a fair market value of $8,443 (3 month period ended September 30, 2007 - $nil), which was included in Share Issuance Costs (Note 6).

## 1. NATURE OF ORGANIZATION

Chrysalis Capital IV Corporation was incorporated under the *Canada Business Corporations Act* on October 12, 2006 and is classified as a Capital Pool Company as defined in the Policy 2.4 of the TSX Venture Exchange (the "Exchange"). The Company has no assets other than cash and prepaid share capital issuance costs and proposes to identify and evaluate potential acquisitions or businesses, and once identified and evaluated, to negotiate an acquisition or participation subject to receipt of regulatory and, if required, shareholders' approval.

The proposed business of the Company involves a high degree of risk and there is no assurance that the Company will identify an appropriate business for acquisition or investment, and even if so identified and warranted, it may not be able to finance such acquisition or investment. Additional funds may be required to enable the Company to pursue such an initiative and the Company may be unable to obtain such financing on terms, which are satisfactory to it. Furthermore, there is no assurance that the businesses acquired will be profitable.

## 2. COMPARATIVE FIGURES

The Company was incorporated on October 12, 2006 and did not have significant operations for the period ending December 31, 2006. As a result, the Company did not have any meaningful comparative information. Accordingly, no comparative information has been presented.

## 3. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the company include the following:

### (a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from those estimates.

### (b) Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, bank balances and investments in money market instruments with maturities of three months or less.

**(c) Qualifying Transaction funds**

The proceeds raised from the issuance of capital stock may only be used to identify and evaluate assets or businesses for future investment, with the exception that up to lesser of $210,000 or 30% of the gross proceeds may be used to cover prescribed costs of issuing the common shares or administrative and general expenses of the Company. These restrictions apply under completion of a Qualifying Transaction by the Company as defined under the policies of the Exchange.

**(d) Stock-based compensation**

The Company has adopted the recommendations under CICA Handbook Section 3870 relating to stock based compensation.

Stock options issued by the Company are accounted for in accordance with the fair value based method of accounting. The fair value of options issued to directors, officers, and employees of and consultants and service providers to the Company is charged to earnings with an offsetting amount recorded to contributed surplus. The fair value of options issued to agents in conjunction with public offerings is charged to share issue costs with an offsetting amount recorded to contributed surplus. Fair value is measured using the Black Scholes options pricing model.

**(e) Earnings per share**

Earnings per share is calculated using the weighted average number of shares outstanding during the period. The treasury stock method of calculating fully diluted earnings per share amounts is used, which assumes that all outstanding stock option grants with an exercise price below the average market value are exercised, and the assumed proceeds are used to purchase common shares at the average market price during the period. The difference between the number of shares assumed issued and the number of shares assumed purchased is then included in the denominator of the diluted earnings per share computation. Fully diluted loss per share is not calculated when the effect is anti-dilutive.

**(f) Future income taxes**

Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the asset.

## 4. QUALIFYING TRANSACTION FUNDS

Qualifying transaction funds include two Guaranteed Investment Certificates bearing a 3.85% and 4.04% per annum rate maturing on October 27, 2007 and February 23, 2008 respectively. The carrying value of these funds approximates their fair value.

## 5. PREPAID CAPITAL STOCK ISSUANCE COSTS

These costs relate directly to the proposed issuance of capital stock by the Company. These costs were charged to Share Capital during the period ended June 30, 2007.

## 6. SHARE CAPITAL

a) Authorized
Unlimited number of common shares

b) Issued

| | Number of Shares | Amount |
|---|---|---|
| Incorporation – October 12, 2006 | 1 | $ 0.10 |
| – October 24, 2006 | 2,999,999 | 299,999.90 |
| Initial Public offering – February 13, 2007 | 4,250,000 | 850,000.00 |
| Broker Warrant Exercise – March 13, 2007 | 95,625 | 19,125.00 |
| | | 1,169,125.00 |
| Share Issuance Costs | - | (183,342.00) |
| Balance, September 30, 2007 | 7,345,625 | $ 985,783.00 |

On October 24, 2006, the Company issued 2,999,999 common shares at $0.10 per share for cash consideration of $299,999.90.

On February 13, 2007, the Company completed a public offering of 4,250,000 common shares at $0.20 per share for gross proceeds of $850,000. Share issuance costs related to the offering included $174,899 in cash and $8,443 in stock based fees from agent's options issued on the initial public offering. The Company's shares began trading on the TSX Venture Exchange on February 15, 2007.

On March 13, 2007, the Company's Agent for the IPO exercised 95,625 options for cash consideration of $19,125.

c) Escrowed shares

All of the 3,000,000 common shares issued prior to the offering and all common shares that may be acquired from treasury of the Company by Non Arm's Length Parties, as defined in the policies of the TSX Venture Exchange, of the Company either under the offering or otherwise prior to the completion of the Qualifying Transaction will be deposited with the Trustee under the Escrow Agreement.

All common shares acquired on exercise of stock options prior to the completion of a Qualifying Transaction, must also be deposited in escrow until the final exchange bulletin is issued.

All common shares of the Company acquired in the secondary market prior to the completion of a Qualifying Transaction by a Control Person, as defined in the policies of the TSX Venture Exchange, are required to be deposited in escrow. Subject to certain permitted exemptions, all securities of the Company held by principles of the resulting issuer will also be escrowed.

d) Stock options

The directors of the Company have approved a Stock Option Plan (the "Plan") for the directors, officers, employees and consultants of the Company. Options granted under the Plan are exercisable for a period of up to 5 years from the date of the grant. The exercise price of the options shall be determined by the Board at the time of the grant. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Company from time to time. The number of common shares reserved for issuance to (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares, and (b) all technical consultants will not exceed 2% of the issued and outstanding common shares. In addition to the options granted under the Plan, the Company proposes to grant options to one or more eligible charitable organizations, exercisable for a period of up to 5 years from the date of the grant. Such grants to eligible charitable organizations will not exceed 1% of the issued and outstanding common shares.

A summary of the status of the Company's outstanding stock options as at September 30, 2007 is as follows:

| | Number of Shares | Weighted average exercise price |
|---|---|---|
| Opening Balance | - | $ - |
| Granted to Directors, Officers | 725,000 | $ 0.20 |
| Granted to Eligible Charity | 72,500 | $ 0.20 |
| Granted to Agent | 329,375 | $ 0.20 |
| Outstanding and exercisable, as at September 30, 2007 | 1,126,875 | $ 0.20 |

On February 13, 2007 the Company granted 725,000 options to purchase common shares at an exercise price of $0.20 per share, vesting immediately and expiring five years from the date of grant. The fair value of the options granted at the time of granting is $0.02 per option assuming an average volatility of 10% on the underlying shares, an exercise price of $0.20, a risk free interest rate of 3.90% an expected life of 2.5 years, and an expected dividend rate of 0%. The Company recognized a stock-based compensation expense of $16,962 and charitable contribution of $1,696.

The Company granted options to its Agent in connection with the Initial Public Offering completed February 13, 2007. These options are to purchase 425,000 common shares at $0.20 per share with an expiry period of 5 years from the date of grant. The Company also granted options to The Arthritis & Autoimmunity Research Centre Foundation, registration number 11929 0773 RR0001, an Eligible Charitable Organization, to purchase up to 72,500 common shares at $0.20 per share with an expiry period of 5 years from the date of grant. The fair value of the options granted at the time of granting is approximately $0.02 per option assuming an average volatility of 10% on the underlying shares, an exercise price of $0.20, a risk free interest rate of 3.90%, an expected life of twenty-four months, and an expected divided rate of 0%. The Corporation recognized a value of $8,443 stock issuance cost associated with the agent options and $1,696 associated with the charitable options.

The agent exercised 95,625 of their options to purchase 95,625 common shares.

## 7. CONTRIBUTED SURPLUS

The corporation's contributed surplus consists of the following:

| | | |
|---|---|---|
| Balance, December 31, 2006 | $ | - |
| Agent Options (Note 6(b)) | | 8,443 |
| Directors, Officers and Charity Options (Note 8) | | 18,658 |
| Balance, September 30, 2007 | $ | 27,101 |

## 8. STOCK BASED COMPENSATION

For the nine months ending September 30, 2007 the Company recorded $18,658 as expense in relation to stock options granted to directors, officers and a charity (Note 7) (for the 3 month period ended September 30, 2007 - $nil), and $8,443 as share issue costs in relation to stock options granted to the agent (Note 6) (for the 3 month period ended September 30, 2007 - $nil).

## 9. FINANCIAL INSTRUMENTS

Financial instruments including cash and cash equivalents, qualifying transaction funds, accounts payable and accrued liabilities, all of which are carried at amounts, which approximate fair value which reflect their short term nature. The company has invested in a Guaranteed Investment Certificates at a fixed rate. Any change to market rates result in interest rate risk.

## 10. CONTINGENCY

There is no assurance that the corporation will identify a business or asset that warrants acquisition or participation within the time limitations permissible under the policies of the Exchange, at which time the Exchange may suspend or de-list the corporation's shares from trading.

## 11. PROPOSED QUALIFYING TRANSACTION

On June 13, 2007, Chrysalis Capital IV Corporation ("Chrysalis") entered into a definitive agreement with Homeland Energy Corp. ("Homeland"), and certain of its principal shareholders pursuant to which Chrysalis will complete a business combination to acquire Homeland (the "Proposed Transaction").

When completed, the Proposed Transaction will constitute Chrysalis' Qualifying Transaction pursuant to the policies of the TSX Venture Exchange (the "TSXV"), and is subject to compliance with all necessary regulatory and other approvals and certain other terms and conditions.

Homeland Energy Corp. is a private company focused on coal exploration and development in southern Africa. Homeland owns three advanced development / pre-development coal projects in South Africa and a number of earlier-stage exploration properties in the Witbank, Middlefield and Standerton areas. Homeland is currently negotiating to acquire interests in a number of additional coal properties in South Africa, Botswana and Swaziland.

Homeland is also a significant shareholder of Homeland Uranium Inc., a Canadian company involved in the exploration and development of Uranium projects in Niger and the United States.

# CHRYSALIS CAPITAL IV CORPORATION

## FORM 51-102F1
## MANAGEMENT'S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED September 30, 2007

*The following discussion and analysis should be read in conjunction with the Corporation's prospectus dated January 26, 2007 and all of the notes, risk factors and information contained therein. Additional information relating to the Corporation is available on SEDAR at www.sedar.com*

**Date**

This management discussion and analysis ("MD&A") is dated November 29, 2007 and is in respect of the three months ending September 30, 2007.

**Overall Performance**

Chrysalis Capital IV Corporation ("Chrysalis" or the "Corporation") is classified as a Capital Pool Company as defined in Policy 2.4 (the "Policy") of the TSX Venture Exchange (the "Exchange"). As such, the Corporation has not commenced commercial operations and has no assets other than cash and qualifying transaction funds with which to identify and evaluate businesses or assets with a view to completing a "Qualifying Transaction" (as defined pursuant to the Policy). As a result, the Corporation's current business is to identify and evaluate businesses and assets with a view to completing a Qualifying Transaction. Any proposed Qualifying Transaction must be accepted by the Exchange and in the case of a non-arm's length Qualifying Transaction is also subject to "majority of the minority approval" in accordance with the Policy.

The Corporation has not conducted commercial operations other than to enter into discussions for the purpose of identifying potential acquisitions or interests. On June 18, 2007, the Corporation announced that it entered into a definitive agreement dated June 13, 2007 with Homeland Energy Corp., a coal exploration and development company, and certain of its shareholders, pursuant to which the Corporation proposes to complete a business combination to acquire Homeland Energy Corp. Subject to compliance with all regulatory approvals and certain other terms and conditions, the proposed business combination will constitute the Corporation's Qualifying Transaction.

**Selected Financial Information**

The Corporation was incorporated on October 12, 2006 and December 31 is the date of its fiscal year end.

| | Three months ending September 30, 2007 | Nine months ending September 30, 2007 |
|---|---|---|
| Total revenue | $ 9,588 | $ 24,552 |
| Net income (loss) | $ (18,915) | $ (91,156) |
| Earnings (loss) – per share | $ (0.00) | $ (0.00) |
| Total assets | $ 985,983 | $ 985,983 |

For the three months ending September 30, 2007, the Corporation reported no discontinued operations, no changes in accounting policy and declared no cash dividends.

**Results of Operations**

As at Septemcbr 30, 2007, the Corporation had no operations. For the three months ending September 30, 2007, the Corporation had income of $9,588 and expenses of $28,503 for a net loss of $(18,915). For the nine month period ending September 30, 2007, the stock based compensation accounted for $27,101, of which $16,962 and $1,696 were expensed as stock-based compensation and stock-based donation respectively. The remaining $8,443 for Agent options was included in Share Issuance Costs.

As disclosed in the Corporation's final prospectus dated January 26, 2007, the following table sets forth information regarding how the Corporation intended to use the proceeds from its previous financings.

| Financings | Estimated Amounts | Actual Amounts |
|---|---|---|
| Gross proceeds from private placements and public financings | $ 1,150,000 | $ 1,169,125 |
| Less estimated expenses and costs related to the private placements and public financings | $ 157,500 | $ 174,889 * |
| Net proceeds from private placements and public financing | $ 992,500 | $ 985,783 |

*Does not include $8,443 non-cash item for Agent's Options.

| Purpose | Estimated Cost | Actual Costs | Amount Remaining/Variance |
|---|---|---|---|
| General and administration | $ 210,000 | $ 97,020 | $ 112,980 |
| Identify and evaluate assets or businesses for future investment | $ 855,000 | $ 0 | $ 855,000 |

All of the expenditures noted above relate to actual cash costs incurred to date. In addition to these costs, there were non-cash charges relating to stock based compensation, as disclosed elsewhere in this MD&A. There are no variances which materially affect the ability of the Corporation to achieve its intended objective of identifying and evaluating business prospects for the Corporation's Qualifying Transaction.

**Liquidity**

As at September 30, 2007 the Corporation had working capital of $919,681. This included $64,681 in cash and cash equivalents, and $855,000 in qualifying transaction funds, which is sufficient for the Corporation to meet its ongoing obligations and meet its objective to complete a Qualifying Transaction.

**Accounting Policies including Initial Adoption**

Effective October 12, 2006, the Corporation adopted new recommendations of the CICA Handbook Section 3870 relating to stock-based compensation. For the nine months ending September 30, 2007, the Corporation recorded $16,962, $1,696, $8,443 in relation to stock options granted to directors and officers, an eligible charity, and an agent respectively.

The Corporation's calculations for determining the "fair value" of options granted was made using the Black Scholes option-pricing model with the following average assumptions:

| | For the nine months ending September 30, 2007 |
|---|---|
| Risk-free interest rate | 3.90% |
| Expected life (years)* | 2.5 |
| Expected dividend yield | 0% |
| Expected volatility | 10% |

*Agent's Options were calculated using an expected life of 2.0 years

**Financial Instruments and Other Instruments**

The Corporation's financial instruments consist of cash, cash equivalents, qualified transaction funds, accounts payable and accrued liabilities. It is management's opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from these financial instruments and that the fair value of these financial instruments approximates their carrying values.

**Additional Disclosure for Venture Corporations without Significant Revenue**

The following table sets forth a breakdown of material components of the general and administration costs of the Corporation for the three months ending September 30, 2007.

| | Three months ending September 30, 2007 |
|---|---|
| Office | $ 9,858 |
| Communication | 6,732 |
| Agency Fees | 1,973 |
| Travel and promotion | 9,941 |
| Total | $ 28,504 |

**Disclosure of Outstanding Share Data**

As at September 30, 2007 and as at the date of this MD&A, the following is a description of the outstanding equity securities and convertible securities previously issued by the Corporation:

| | Authorized | Outstanding |
|---|---|---|
| Voting or equity securities issued and outstanding | Unlimited Common Shares | 7,345,625 Common Shares |
| Securities convertible or exercisable into voting or equity securities – stock options | Management stock options to acquire up to 10% of outstanding | Management stock options to acquire 725,000 Common |

| | | |
|---|---|---|
| | Common Shares | Shares at $0.20 |
| | Charity stock options to acquire up to 1% of outstanding Common Shares | Charity stock options to acquire 72,500 Common Shares at $0.20 |
| Securities convertible or exercisable into voting or equity securities – agent's option | Agent's options to acquire up to 425,000 common shares | Agent's option to acquire up to 329,375 Common Shares at $0.20 |
| Voting or equity securities issuable on conversion or exchange of outstanding securities | (as above) | (as above) |

**Form 52-109F2 - Certification of Interim Filings**

I, **Marc Lavine** of **Chrysalis Capital IV Corporation** as **Chairman and Chief Executive Officer**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Chrysalis Capital IV Corporation**, (the issuer) for the interim period ending **September 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 29, 2007

*"Marc Lavine"*
Marc Lavine
Chairman and Chief Executive Officer

3385234.1

**Form 52-109F2 - Certification of Interim Filings**

I, **Robert Munro** of **Chrysalis Capital IV Corporation** as **President and Chief Financial Officer**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Chrysalis Capital IV Corporation**, (the issuer) for the interim period ending **September 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 29, 2007

*"Robert Munro"*
Robert Munro
President and Chief Financial Officer

3385232.1







**FOR IMMEDIATE RELEASE** **TSX Venture Exchange Symbol: CIV.P**

**PRESS RELEASE**

**Chrysalis Extends Offer to Acquire Homeland**

December 3, 2007 - Toronto, Ontario - Chrysalis Capital IV Corporation (**"Chrysalis"**) announced today that is has extended its offer (the **"Offer"**) to acquire all of the issued and outstanding common shares (the **"Homeland Common Shares"**) of Homeland Energy Corp. (**"Homeland"**) held by certain qualified holders of Homeland Common Shares (**"Homeland Shareholders"**) to 5:00 p.m. (Toronto time) on December 31, 2007. Previously, the Offer was set to expire at 5:00 p.m. (Toronto time) on December 3, 2007.

The Offer is made on the basis of one common share of Chrysalis (**"Chrysalis Common Shares"**) for one Homeland Common Share. On or immediately prior to the closing of the Offer, the Chrysalis Common Shares will be consolidated by a ratio of 2:1 (the **"Share Consolidation"**) and the Homeland Common Shares will be subdivided on a 4:1 basis.

The purpose of the extension is allow for TSX Venture Exchange approval of the previously announced proposed qualifying transaction with Homeland to be obtained and for articles amendment to be filed to give effect to the Share Consolidation.

A Notice of Extension will be filed on SEDAR (www.sedar.com). The Notice of Extension will also be mailed to Homeland Shareholders.

## ABOUT CHRYSALIS CAPITAL IV CORPORATION

Chrysalis Capital IV Corporation is The Chrysalis Capital Group's (**"TCCG"**) fourth capital pool company (**"CPC"**). TCCG is focused on generating superior shareholder returns through the creation of a series of unique CPCs. To date, TCCG has created five Chrysalis branded CPCs and has assisted in the creation of two additional CPCs under TCCG's Partners Program. TCCG completed its most recent Qualifying Transaction (via Chrysalis Capital III Corporation) with U.S. Silver Corporation (TSXV: USA) on December 28, 2006. For more information about The Chrysalis Capital Group, please visit www.tccg.ca.

## ABOUT HOMELAND ENERGY CORP.

Homeland Energy Corp. is a private company focused on energy exploration and development in southern Africa. Homeland owns three advanced development / pre-development coal projects in South Africa and a number of early-stage exploration properties in the Witbank, Middlefield and Standerton areas. Homeland is currently negotiating to acquire interests in a number of additional coal properties in eastern South Africa and neighbouring countries.

Homeland is also a significant shareholder of Homeland Uranium Inc., a Canadian company with interests in long-term energy production and development of Uranium projects in Niger and the United States. For more information about Homeland, please visit www.homelandcorp.com.

***This news release contains projections and other forward-looking statements regarding future events. Such statements are predictions, which may involve known and unknown risks, uncertainties and other factors, which could cause the actual events or results and objectives to differ materially from those expressed.***

***This Offer will be made only by the separate formal offer and takeover bid circular. This news release does not constitute an offer or solicitation in any jurisdiction. Any such offer or solicitation will be made only by formal offer and only in those jurisdictions where Chrysalis may legally do so.***

***The TSX Venture Exchange has in no way passed upon the merits of the Offer and has neither approved nor disapproved the contents of this press release.***

***The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.***

For more information, please contact:

Marc Lavine, Chairman and Chief Executive Officer
Robert Munro, President and Chief Financial Officer
Chrysalis Capital IV Corporation
T: (416) 352-5763
E: contact@tccg.ca
W: www.tccg.ca

Stephen Coates, President and Chief Executive Officer
Homeland Energy Corp.
T: 011 44 20 7016 9881
E: Stephen.coates@homelandcorp.com
W: www.homelandcorp.com





**FOR IMMEDIATE RELEASE** **TSX Venture Exchange Symbol: CIV.P**

**Chrysalis Capital IV Corporation**
**Update on Proposed Qualifying Transaction**

December 14, 2007 - Toronto, Ontario - Chrysalis Capital IV Corporation (**"Chrysalis"**) is pleased to provide the following update on its proposed qualifying transaction (the **"Qualifying Transaction"**) with Homeland Energy Corp. (**"Homeland"**).

## HOMELAND GRANTED FIRST MINING PERMIT

Chrysalis is pleased to announce that Homeland has been granted its first mining permit ("**Mining Permit**") in South Africa. Homeland's subsidiary, Homeland Mining & Energy SA (PTY) Ltd. ("**HMESA**") has received Mining Permit number MP 141/2007 for the Northfield Slurry Dump from the Department of Minerals and Energy ("**DME**") in Durban, Kwa-Zulu Natal.

The Northfield Slurry Dump is a slurry discard dump from the former Northfield Colliery, located approximately 200 km northwest of Durban and 8 km west of Dundee in the Province of Kwa-Zulu. The Northfield Colliery was in operation from 1925 to 1978 producing coking coal for the domestic South African market.

"The granting of this permit is a significant milestone for Homeland in that it represents the company's first step toward coal production from its portfolio of quality projects in southern Africa," said Stephen Coates, President and CEO. "For Homeland, the Northfield project provides an exceptional opportunity to improve the local environment through the clean up of a potential environmental hazard while at the same time providing much needed quality coal to the local markets. We are grateful to the DME for their assistance and guidance in completing the application process". Homeland is hopeful that the Northfield project will become a template for other such operations in the Kwa-Zulu Natal Province.

The Mining Permit will become effective once final administrative details have been completed, specifically the submission to the DME of nine copies of Homeland's Environmental Management Plan on or before January 25, 2008. The Company must also notify the landowner and carry out a consultation process forthwith and must submit the results of this consultation to the DME by January 2, 2008. Homeland has notified the landowner and will be concluding the required consultation before December 20, 2007.

## UPDATE ON PROPOSED QUALIFYING TRANSACTION

Chrysalis has received and is addressing initial comments from the TSX Venture Exchange (the "**Exchange**") on its Filing Statement. In addition, Homeland is responding to comments from the Exchange on the National Instrument 43-101 compliant project reports prepared for the Eloff and Kendal coal projects in South Africa.

The Qualifying Transaction is anticipated to close in early 2008 subject to compliance with all necessary regulatory approvals and certain other terms and conditions.

Below please find an update on the 2-stage process of merging Chrysalis and Homeland. It should be noted that the first stage, the Takeover Offer by Chrysalis of Homeland, is being employed as a tax efficient strategy for Canadian and UK based shareholders to allow for a rollover of the cost base of their shares and avoid the triggering of a taxable event. However, it is the second stage, the Merger, which will technically consummate the transaction.

## CHRYSALIS CAPITAL IV CORPORATION TAKEOVER OFFER

Given the delays in submission of, and the time requirements of the Exchange to approve the necessary documentation, Chrysalis extended the Takeover Offer that was set to expire on December 3, 2007. The Offer, made to all qualifying non-USA resident shareholders of Homeland, has been extended to December 31, 2007. Qualifying shareholders have until that time to submit their acceptance of the Offer to Equity Transfer Corp., the Transfer Agent for Chrysalis and Homeland.

## CHRYSALIS CAPITAL IV CORPORATION MERGER WITH HOMELAND ENERGY CORP.

The approval of a resolution to proceed with the merger by shareholders representing the majority of the common shares of Homeland is a necessary event to consummate the Qualifying Transaction and the reverse take-over of Chrysalis by Homeland. All Homeland shareholders will shortly receive, by mail a copy of the resolution regarding the merger. Approval by shareholders holding more than 50% of the common shares of Homeland is required to approve the transaction. Regardless of whether or not a Homeland shareholder has tendered shares to the Takeover Offer, all Homeland shareholders are encouraged to complete, execute and return this resolution as directed as soon as possible.

## ABOUT HOMELAND ENERGY CORP.

Homeland Energy Corp. is a private company focused on energy exploration and development in Southern Africa. Homeland owns three advanced development/predevelopment coal projects in South Africa and a number of early-stage exploration properties in the provinces of Mpumalanga and Kwa-Zulu Natal. The Company is currently negotiating to acquire interests in a number of additional coal properties in eastern South Africa and neighbouring countries. Homeland is a significant shareholder in Homeland Uranium Inc., a Canadian uranium exploration and development focused on projects in Niger and the United States.

## ABOUT CHRYSALIS CAPITAL IV CORPORATION

Chrysalis Capital IV Corporation is The Chrysalis Capital Group's (**"TCCG"**) fourth capital pool company (**"CPC"**). TCCG is focused on generating superior shareholder returns through the creation of a series of unique CPCs. To date, TCCG has created five Chrysalis branded CPCs and has assisted in the creation of two additional CPCs under TCCG's Partners Program. TCCG completed its most recent Qualifying Transaction (via Chrysalis Capital III Corporation) with U.S. Silver Corporation (TSXV: USA) on December 28, 2006. For more information about

The Chrysalis Capital Group, please visit www.tccg.ca.

*This news release contains projections and other forward-looking statements regarding future events. Such statements are predictions, which may involve known and unknown risks, uncertainties and other factors, which could cause the actual events or results and objectives to differ materially from those expressed.*

***The TSX Venture Exchange has in no way passed upon the merits of the Qualifying Transaction and has neither approved nor disapproved the contents of this press release.***

***The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.***

***The Chrysalis Common Shares will remain halted until such time as permission to resume trading has been obtained from the TSX Venture Exchange. Chrysalis is a reporting issuer in Alberta, British Columbia and Ontario.***

For more information concerning Chrysalis, please contact:

Marc Lavine, Chairman and Chief Executive Officer
Robert Munro, President and Chief Financial Officer
Chrysalis Capital IV Corporation
T: (416) 352-5763
E: contact@tccg.ca
W: www.tccg.ca

For more information concerning Homeland, please contact:

Stephen Coates, President and Chief Executive Officer
Homeland Energy Corp.
T: 011 44 20 7016 9881
E: Stephen.coates@homelandcorp.com
W: www.homelandcorp.com





**FOR IMMEDIATE RELEASE** **TSX Venture Exchange Symbol: CIV.P**

**Homeland Energy Corp.**
**Appoints Naomi Nemeth as Vice President, Investor Relations**

December 20, 2007, Toronto, Ont. – Chrysalis Capital IV Corporation is pleased to announce that Homeland Energy Corp. ("Homeland Energy") has appointed Ms. Naomi Nemeth to the newly-created position of Vice President, Investor Relations. As part of Homeland Energy's senior management team, Ms. Nemeth will create and implement a comprehensive investor relations program, which will serve individual and institutional shareholders. Ms Nemeth will assume this role beginning January 1, 2008.

"Homeland Energy is at a pivotal point in its corporate development as we move from being privately held through to being publicly traded," commented Stephen Coates, CEO. "The addition of a first class investor relations professional at this time signifies to our current private shareholders and to future shareholders, as well as industry analysts and professionals that we are committed to an open dialogue with all of them. We believe Naomi will add great value as we benefit from her previous successes in the mining industry and from her relationships with the global investment community."

Over the course of the past 5 years, Ms Nemeth has served as Vice President of Investor Relations for African Copper, Wolfden Resources (acquired by Zinifex in April 2007), and Desert Sun Mining (acquired by Yamana Gold in April 2006). With more than 20 years experience in investor relations and corporate communications, Ms. Nemeth has extensive experience in a number of industry sectors including pharmaceutical and financial services, as well as mining. She has also held senior communications roles with industry advocacy associations and the Ontario Ministry of Northern Development and Mines.

Ms. Nemeth began her career as a field exploration geologist with Inco in the Yukon and Northern Ontario and holds an Honours B.Sc. in Geology and Biology from Brock University and a Masters Degree in Journalism from the University of Western Ontario. Ms. Nemeth continues to be actively involved with the Ontario chapter of the Canadian Investor Relations Institute (CIRI) and currently serves on the CIRI Ontario board as Past President.

For more information concerning Homeland Energy, please visit www.homelandcorp.com

## ABOUT HOMELAND ENERGY CORP.

Homeland Energy Corp. is a private company focused on energy exploration and development in Southern Africa. Homeland owns three advanced development/predevelopment coal projects in South Africa and a number of early-stage exploration properties in the provinces of Mpumalanga and Kwa-Zulu Natal. Homeland is currently negotiating to acquire interests in a number of additional coal properties in eastern South Africa and neighbouring countries. Homeland is a

significant shareholder in Homeland Uranium Inc., a Canadian uranium exploration and development focused on projects in Niger and the United States.

## ABOUT CHRYSALIS CAPITAL IV CORPORATION

Chrysalis Capital IV Corporation is The Chrysalis Capital Group's ("TCCG") fourth capital pool company ("CPC"). TCCG is focused on generating superior shareholder returns through the creation of a series of unique CPCs. To date, TCCG has created five Chrysalis branded CPCs and has assisted in the creation of two additional CPCs under TCCG's Partners Program. TCCG completed its most recent Qualifying Transaction (via Chrysalis Capital III Corporation) with U.S. Silver Corporation (TSXV: USA) on December 28, 2006. For more information about The Chrysalis Capital Group, please visit www.tccg.ca.

***This news release contains projections and other forward-looking statements regarding future events. Such statements are predictions, which may involve known and unknown risks, uncertainties and other factors, which could cause the actual events or results and objectives to differ materially from those expressed.***

***The TSX Venture Exchange has in no way passed upon the merits of the Qualifying Transaction and has neither approved nor disapproved the contents of this press release.***

***The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.***

For more information concerning Chrysalis, please contact:

Marc Lavine, Chairman and Chief Executive Officer
Robert Munro, President and Chief Financial Officer
Chrysalis Capital IV Corporation
T: (416) 352-5763
E: contact@tccg.ca
W: www.tccg.ca

For more information concerning Homeland, please contact:

Stephen Coates, President and Chief Executive Officer
Homeland Energy Corp.
T: 011 44 20 7016 9881
E: Stephen.coates@homelandcorp.com
W: www.homelandcorp.com



**FOR IMMEDIATE RELEASE** **TSX Venture Exchange Symbol: CIV.P**

**PRESS RELEASE**

**Chrysalis Extends Offer to Acquire Homeland**

December 31, 2007 - Toronto, Ontario - Chrysalis Capital IV Corporation (**"Chrysalis"**) announced today that it has extended its offer (the **"Offer"**) to acquire all of the issued and outstanding common shares (the **"Homeland Common Shares"**) of Homeland Energy Corp. (**"Homeland"**) held by certain qualified holders of Homeland Common Shares (**"Homeland Shareholders"**) to 5:00 p.m. (Toronto time) on February 7, 2008. Previously, the Offer was set to expire at 5:00 p.m. (Toronto time) on December 31, 2007.

The Offer is made on the basis of one common share of Chrysalis (**"Chrysalis Common Shares"**) for one Homeland Common Share. On or immediately prior to the closing of the Offer, the Chrysalis Common Shares will be consolidated by a ratio of 2:1 (the **"Share Consolidation"**) and the Homeland Common Shares will be subdivided on a 4:1 basis.

As at December 28, 2007, 56.91% of the outstanding common shares of Homeland have been tendered to the Offer. The purpose of the extension is allow for TSX Venture Exchange approval of the previously announced proposed qualifying transaction with Homeland to be obtained and for articles amendment to be filed to give effect to the Share Consolidation. Chrysalis is also extending the Offer for a final opportunity for certain shareholders of Homeland to take advantage of this potential tax-deferral step in the merger process.

A Notice of Extension will be filed on SEDAR (www.sedar.com). The Notice of Extension will also be mailed to Homeland Shareholders.

## ABOUT CHRYSALIS CAPITAL IV CORPORATION

Chrysalis Capital IV Corporation is The Chrysalis Capital Group's (**"TCCG"**) fourth capital pool company (**"CPC"**). TCCG is focused on generating superior shareholder returns through the creation of a series of unique CPCs. To date, TCCG has created five Chrysalis branded CPCs and has assisted in the creation of two additional CPCs under TCCG's Partners Program. TCCG completed its most recent Qualifying Transaction (via Chrysalis Capital III Corporation) with U.S. Silver Corporation (TSXV: USA) on December 28, 2006. For more information about The Chrysalis Capital Group, please visit www.tccg.ca.

## ABOUT HOMELAND ENERGY CORP.

Homeland Energy Corp. is a private company focused on energy exploration and development in Southern Africa. Homeland owns three advanced development/predevelopment coal projects in South Africa and a number of early-stage exploration properties in the provinces of Mpumalanga and Kwa-Zulu Natal. The Company is currently negotiating to acquire interests in a number of additional coal properties in eastern South Africa and neighbouring countries. Homeland is a significant shareholder in Homeland Uranium Inc., a Canadian uranium exploration and development company focused on projects in Niger and the United States. For more information about Homeland, please visit www.homelandcorp.com.

***This news release contains projections and other forward-looking statements regarding future events. Such statements are predictions, which may involve known and unknown risks, uncertainties and other factors, which could cause the actual events or results and objectives to differ materially from those expressed.***

***This Offer will be made only by the separate formal offer and takeover bid circular. This news release does not constitute an offer or solicitation in any jurisdiction. Any such offer or solicitation will be made only by formal offer and only in those jurisdictions where Chrysalis may legally do so.***

***The TSX Venture Exchange has in no way passed upon the merits of the Offer and has neither approved nor disapproved the contents of this press release.***

***The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.***

For more information, please contact:

Marc Lavine, Chairman and Chief Executive Officer
Robert Munro, President and Chief Financial Officer
Chrysalis Capital IV Corporation
T: (416) 352-5763
E: contact@tccg.ca
W: www.tccg.ca

Stephen Coates, President and Chief Executive Officer
Homeland Energy Corp.
T: 011 44 20 7016 9881
E: Stephen.coates@homelandcorp.com
W: www.homelandcorp.com
3399594.4



RECEIVED
FOR IMMEDIATE RELEASE TSX Venture Exchange Symbol: CIV.P 26 P 1:30

## Homeland Energy Corp.
## Tenders Kendal Mining Contract in South Africa

January 14, 2008, Toronto, Ont. – Chrysalis Capital IV Corporation is pleased to announce that Homeland Energy Corp.'s ("Homeland Energy") South African subsidiary recently tendered the mining contract for its Kendal coal mining project in South Africa. The Kendal coal mining project is located approximately 100km east of Johannesburg, near the Kendal Power Station in Mpumalanga Province, and represents a significant project in Homeland Energy's portfolio of assets. Homeland Energy owns 74% of the Kendal project, with the remaining 26% owned by local strategic partners in South Africa.

A dozen mining contractors attended the tendering session, at which the scope of work was defined as the mining of a minimum of 150,000 run-of-mine tonnes of coal per month up to the point of delivery to the crushing and screening plants. The tender includes the removal of all material above the coal seams, intermediate coal partings between significant seams and subsequent rehabilitation of the mined out area, subject to the standards set by Homeland Energy. The initial duration of the contract is three years, at which time the contract may be re-negotiated or re-tendered. Tender document are to be returned to Homeland Energy by January 25, 2008.

Homeland anticipates a two-to-three week review and evaluation process and expects to award this mining contract as soon as possible after the licensing and administrative processes are complete. Commencement of mining is subject to issuance of the final mining licence.

The Kendal mining contract tender process is being overseen by Venn and Milford (V&M), a well-respected consulting firm known for their project management and engineering work with coal mines in South Africa. "That V&M has taken on the Kendal mining project as a client is a testament to the work and professionalism of our South African team," said Stephen Coates, President and CEO. "We expect that the Kendal coal mine will be ready for production mid-way through the second quarter of this year, pending the granting of a mining licence."

The Kendal coal mining project, as well as other Homeland Energy exploration and development programs, are carried out under the supervision of Mr. Michael Nell, the Managing Director of Homeland Mining and Energy SA (Pty). Mr. Nell is a Qualified Person, as defined by Canadian National Instrument 43-101, with more than 25 years of experience in the coal exploration, development and mining industry. Mr. Nell is responsible for the geoscientific and technical disclosure contained in the Company's technical documents.

For more information concerning Homeland Energy, please visit www.homelandcorp.com

**ABOUT HOMELAND ENERGY CORP.**

Homeland Energy Corp. is a private company focused on energy exploration and development in Southern Africa. Homeland owns three advanced development/predevelopment coal projects in South Africa and a number of early-stage exploration properties in the provinces of Mpumalanga and Kwa-Zulu Natal. The Company is currently negotiating to acquire interests in a number of additional coal properties in eastern South Africa and neighbouring countries. Homeland is also significant shareholder in Homeland Uranium Inc., a Canadian uranium exploration and development company focused on projects in Niger and the United States.

Homeland Energy Corp. is currently in the process of a reverse take over of TSX Venture Exchange listed capital pool company, Chrysalis Capital IV Corporation (TSXV:CIV.P).

## ABOUT CHRYSALIS CAPITAL IV CORPORATION

Chrysalis Capital IV Corporation is The Chrysalis Capital Group's ("TCCG") fourth capital pool company ("CPC"). TCCG is focused on generating superior shareholder returns through the creation of a series of unique CPCs. To date, TCCG has created five Chrysalis branded CPCs and has assisted in the creation of three additional CPCs under TCCG's Partners Program. TCCG completed its most recent Qualifying Transaction (via Chrysalis Capital III Corporation) with U.S. Silver Corporation (TSXV: USA) on December 28, 2006. For more information about The Chrysalis Capital Group, please visit www.tccg.ca.

***This news release contains projections and other forward-looking statements regarding future events. Such statements are predictions, which may involve known and unknown risks, uncertainties and other factors, which could cause the actual events or results and objectives to differ materially from those expressed.***

***The TSX Venture Exchange has in no way passed upon the merits of the Qualifying Transaction and has neither approved nor disapproved the contents of this press release.***

***The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.***

For more information concerning Chrysalis, please contact:

Marc Lavine, Chairman and Chief Executive Officer
Robert Munro, President and Chief Financial Officer
Chrysalis Capital IV Corporation
T: (416) 352-5763
E: contact@tccg.ca
W: www.tccg.ca

For more information concerning Homeland, please contact:

Naomi Nemeth, VP, Investor Relations
T: +1 (416) 506-1979
E: naomi.nemeth@homelandcorp.com

or

Stephen Coates, President and Chief Executive Officer
T: 011 44 20 7016 9881
E: stephen.coates@homelandcorp.com

Please visit: www.homelandcorp.com


chrysalis
capital IV corporation



**FOR IMMEDIATE RELEASE**  **TSX Venture Exchange Symbol: CIV.P**

**PRESS RELEASE**

**Chrysalis Extends Offer to Acquire Homeland**

February 7, 2008 - Toronto, Ontario - Chrysalis Capital IV Corporation (**"Chrysalis"**) announced today that it has extended its offer (the **"Offer"**) to acquire all of the issued and outstanding common shares (the **"Homeland Common Shares"**) of Homeland Energy Corp. (**"Homeland"**) held by certain qualified holders of Homeland Common Shares (**"Homeland Shareholders"**) to 5:00 p.m. (Toronto time) on February 19, 2008. Previously, the Offer was set to expire at 5:00 p.m. (Toronto time) on February 7, 2008.

The Offer is made on the basis of one common share of Chrysalis (**"Chrysalis Common Shares"**) for one Homeland Common Share. On or immediately prior to the closing of the Offer, the Chrysalis Common Shares will be consolidated by a ratio of 2:1 (the **"Share Consolidation"**) and the Homeland Common Shares will be subdivided on a 4:1 basis.

As at February 5, 2008, 53.22% of the outstanding Homeland Common Shares have been tendered to the Offer. The purpose of the extension is to allow for the closing of the Offer to coincide with the closing of the qualifying transaction with Homeland. The qualifying transaction is expected to close on or about February 22, 2008. The Toronto Stock Exchange has conditionally approved the listing of the Chrysalis Common Shares upon the completion of the qualifying transaction with Homeland.

A Notice of Extension will be filed on SEDAR (www.sedar.com). The Notice of Extension will also be mailed to Homeland Shareholders.

## ABOUT CHRYSALIS CAPITAL IV CORPORATION

Chrysalis Capital IV Corporation is The Chrysalis Capital Group's (**"TCCG"**) fourth capital pool company (**"CPC"**). TCCG is focused on generating superior shareholder returns through the creation of a series of unique CPCs. To date, TCCG has created five Chrysalis branded CPCs and has assisted in the creation of two additional CPCs under TCCG's Partners Program. TCCG completed its most recent Qualifying Transaction (via Chrysalis Capital III Corporation) with U.S. Silver Corporation (TSXV: USA) on December 28, 2006. For more information about The Chrysalis Capital Group, please visit www.tccg.ca.

## ABOUT HOMELAND ENERGY CORP.

Homeland Energy Corp. is a private company focused on energy exploration and development in Southern Africa. Homeland owns three advanced development/predevelopment coal projects in South Africa and a number of early-stage exploration properties in the provinces of Mpumalanga and Kwa-Zulu Natal. The Company is currently negotiating to acquire interests in a number of additional coal properties in eastern South Africa and neighbouring countries. Homeland is a

significant shareholder in Homeland Uranium Inc., a Canadian uranium exploration and development company focused on projects in Niger and the United States. For more information about Homeland, please visit www.homelandcorp.com.

***This news release contains projections and other forward-looking statements regarding future events. Such statements are predictions, which may involve known and unknown risks, uncertainties and other factors, which could cause the actual events or results and objectives to differ materially from those expressed.***

***This Offer will be made only by the separate formal offer and takeover bid circular. This news release does not constitute an offer or solicitation in any jurisdiction. Any such offer or solicitation will be made only by formal offer and only in those jurisdictions where Chrysalis may legally do so.***

***The TSX Venture Exchange has in no way passed upon the merits of the Offer and has neither approved nor disapproved the contents of this press release.***

***The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.***

For more information, please contact:

Marc Lavine, Chairman and Chief Executive Officer
Robert Munro, President and Chief Financial Officer
Chrysalis Capital IV Corporation
T: (416) 352-5763
E: contact@tccg.ca
W: www.tccg.ca

Stephen Coates, President and Chief Executive Officer
Homeland Energy Corp.
T: 011 44 20 7016 9881
E: Stephen.coates@homelandcorp.com
W: www.homelandcorp.com

3662954.3


chrysalis
capital IV corporation

# CHRYSALIS CAPITAL IV CORPORATION

## FILING STATEMENT

**IN RESPECT OF THE QUALIFYING TRANSACTION INVOLVING THE ACQUISITION BY CHRYSALIS CAPITAL IV CORPORATION OF THE OUTSTANDING COMMON SHARES OF HOMELAND ENERGY CORP.**


Homeland
ENERGY CORP.

Dated as of February 20, 2008

All Information contained in this Filing Statement with respect to Chrysalis Capital IV Corporation (**"Chrysalis"** or the **"Corporation"**) was supplied by Chrysalis for inclusion herein.

All Information contained in this Filing Statement with respect to Homeland Energy Corp. (**"Homeland"**) was supplied by Homeland for inclusion herein.

***Neither the TSX Venture Exchange Inc. nor any securities regulatory authority has in any way passed upon the merits of the Qualifying Transaction described in this Filing Statement.***

## TABLE OF CONTENTS

**Page**

**TABLE OF CONTENTS**
(continued)

**Page**

## GLOSSARY OF TERMS

The following is a glossary of certain general terms used in this Filing Statement, including the Summary hereof. A glossary of geological, technical and mineral terms immediately follows this glossary. Terms and abbreviations used in the financial statements included in, or appended to this Filing Statement are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

**"Acquisition"** means the acquisition of all of the issued and outstanding Homeland Common Shares by Chrysalis and the exchange of Homeland Warrants and Homeland Options for Chrysalis Warrants and Chrysalis Options under the terms and conditions of the Acquisition Agreement, all as more particularly described in this Filing Statement;

**"Acquisition Agreement"** means the agreement dated June 13, 2007, as amended, between the Corporation, Homeland and the Homeland Principal Shareholders for the acquisition of all of the issued and outstanding Homeland Common Shares by Chrysalis and the exchange of Homeland Warrants and Homeland Options for Chrysalis Warrants and Chrysalis Options;

**"Affiliate"** means a Company that is affiliated with another Company as described below.

A Company is an "Affiliate" of another Company if:

(a) one of them is the subsidiary of the other, or each of them is controlled by the same Person.

A Company is "controlled" by a Person if:

(a) voting securities of the Company are held, other than by way of security only, by or for the benefit of that Person, and

(b) the voting securities, if voted, entitle the Person to elect a majority of the directors of the Company.

A Person beneficially owns securities that are beneficially owned by:

(a) a Company controlled by that Person, or

(b) an Affiliate of that Person or an Affiliate of any Company controlled by that Person;

**"Agent"** means Canaccord Capital Corporation, the agent for the Corporation's IPO;

**"Agent's Options"** means the non-transferable options granted to the Agent under the Corporation's IPO, whereby the holder is entitled to acquire up to an aggregate of 329,375 Common Shares (pre-Consolidation) at a purchase price of $0.20 per share (pre-Consolidation) at any time on or prior to February 15, 2009;

**"Altona"** means Altona Resources Plc;

**"Associate"** has the meaning ascribed thereto in Appendix 1 of TSX Venture Exchange Form 3B2 - Information Required in a Filing Statement for a Qualifying Transaction, except as otherwise provided herein;

**"Available Funds"** means the funds that will be available to the Corporation upon completion of the Qualifying Transaction and as set out in "Part III - Information Concerning the Resulting Issuer and the Qualifying Transaction – Estimated Available Funds to the Resulting Issuer and Principal Purposes";

**"CBCA"** means the *Canada Business Corporations Act*;

**"Charitable Stock Options"** means the non-transferable options granted to The Arthritis and Autoimmunity Research Centre Foundation, registration number 119290773 RR0001, an Eligible Charitable Organization, to purchase up to 72,500 Common Shares (pre-Consolidation) exercisable at a price of $0.20 per share (pre-Consolidation) until the earlier of February 12, 2012 and the 90th day from the date that the charity ceases to be an Eligible Charitable Organization;

**"Chrysalis Options"** means options to purchase Chrysalis Common Shares under the Chrysalis Stock Option Plan;

**"Chrysalis Stock Option Plan"** means the stock option plan established by the Corporation on February 12, 2007, as may be amended from time to time;

**"Chrysalis Sub"** means Chrysalis Capital IV (BVI) Corporation, a wholly-owned subsidiary of the Corporation incorporated under the laws of the British Virgin Islands;

**"Chrysalis Warrants"** means the warrants to purchase Common Shares to be issued to the holders of Homeland Warrants in connection with the Acquisition in exchange for such Homeland Warrants on a one-for-one basis with characteristics similar to the Homeland Warrants;

**"Closing"** means the closing of the Qualifying Transaction;

**"Common Shares"** means common shares in the capital of the Corporation;

**"Company"**, unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

**"Consolidation"** means the proposed consolidation of the Common Shares on a 2:1 ratio on or immediately prior to Closing;

**"Control Person"** means any person or company that holds or is one of a combination of persons or companies that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer;

**"Corporation"** means Chrysalis Capital IV Corporation, a corporation incorporated under the CBCA;

**"Corporation's IPO"** means the initial public offering of Common Shares pursuant to the Corporation's CPC prospectus dated January 26, 2007;

**"CPC"** means a corporation:

(a) that has been incorporated or organized in a jurisdiction in Canada;

(b) that has filed and obtained a receipt for a preliminary CPC prospectus from one or more of the securities regulatory authorities in compliance with the Exchange's CPC policy; and

(c) in regard to which the completion of a Qualifying Transaction that has not yet occurred;

**"CPC Escrow Agreement"** means the escrow agreement dated January 26, 2007 for 3,000,000 Common Shares (pre-Consolidation) between the Corporation, the Escrow Agent and certain shareholders of the Corporation;

**"CPC Escrow Shares"** means Common Shares held in escrow pursuant to section 1.1 of the CPC Policy, as more particularly described under "Part III - Information Concerning the Resulting Issuer - Escrowed Securities";

**"CPC Policy"** means Exchange Policy 2.4 - *Capital Pool Companies*;

**"Effective Date"** means the effective date of this Filing Statement, being February 20, 2008;

**"Eligible Shareholders"** means holders of Homeland Common Shares (i) resident in Canada; (ii) resident in the United Kingdom who are considered to be persons of a kind described in Articles 19 (Investment Professionals), 48 (Certified High Net Worth Individuals), 49 (High Net Worth Companies, Unincorporated Associations etc.), 50 (Sophisticated Investors), 50A (Self-certified Sophisticated Investors) or 51 (Associations of High Net Worth or Sophisticated Investors) of the Order, and (iii) such other Shareholders in jurisdictions where the Corporation has determined, in its sole discretion, that there is no prohibition at Law from making or maintaining the Share Exchange Offer or taking up and paying for any Homeland Common Shares deposited under the Offer, or that the Share Exchange Offer would not result in negative tax consequences to the Corporation or Homeland;

**"Eligible Charitable Organization"** means: (a) any "Charitable Organization" or "Public Foundation" which is a "Registered Charity", but is not a "Private Foundation", as such terms are defined in the *Income Tax Act* (Canada); or (b) a "Registered National Arts Service Organization", as such term is defined in the *Income Tax Act* (Canada);

**"Eloff Mineral Property"** means the property of Homeland as more particularly described under "Part II - Information Concerning Homeland - Narrative Description of the Business of Homeland";

**"Escrow Agent"** means Equity Transfer & Trust Company;

**"Exchange"** means the TSX Venture Exchange Inc.;

**"Filing Statement"** means this filing statement of the Corporation including the Schedules attached hereto;

**"Final Exchange Bulletin"** means the Exchange Bulletin evidencing final Exchange acceptance of the Qualifying Transaction which is to be issued following the Closing and the submission of all required documentation;

**"GAAP"** means Canadian generally accepted accounting principles;

**"HMESA"** means Homeland Mining & Energy SA (Pty) Ltd., a subsidiary of Homeland;

**"Homeland"** means Homeland Energy Corp., a corporation incorporated under the laws of the British Virgin Islands;

**"Homeland Common Shares"** means the common shares of Homeland;

**"Homeland Convertible Debenture"** means the US$2,000,000 ($2,120,800) convertible debenture of Homeland, convertible, prior to the date of any Initial Public Offering, at £1.25 ($2.64) (pre-Share Split), or on or following the date of the Initial Public Offering, the lesser of: (i) an amount equal to the initial purchase price of the Homeland Common Shares pursuant to an Initial Public Offering of such Homeland Common Shares less 25%, and (ii) $4.50. For the purpose of the Homeland Convertible Debenture **"Initial Public Offering"** means the closing of an offering of Homeland Common Shares from the treasury of Homeland pursuant to which: (a) Homeland files a prospectus, or similar document, under applicable securities legislation of Canada, the United States and/or England and received a final receipt; or (b) an offering of Homeland Common Shares from the treasury of Homeland concurrently with or immediately following a transaction which results in Homeland receiving shares of an entity which is a reporting issuer (or the equivalent) under the securities legislation of Canada, the United States and/or England and such shares are listed for trading on the Exchange, TSX, Alternative Investment Market of The London Stock Exchange or any other stock exchange on which the Homeland Common Shares may be listed;

**"Homeland Options"** means the 2,700,000 options (pre-Share Split) to purchase Homeland Common Shares, which will be exchanged for Chrysalis Options on a one-for-one basis with the same economic terms and conditions under the Chrysalis Stock Option Plan;

**"Homeland Principal Shareholders"** means certain Homeland Shareholders including Stephen Coates, A. Tom Griffis, Avrom E. Howard, Neil McLoughlin and Stephen Woodhead;

**"Homeland Shareholders"** means holders of Homeland Common Shares;

**"Homeland Warrants"** means the outstanding warrants to purchase up to 477,273 Homeland Common Shares (pre-Share Split), which will be exchanged for Chrysalis Warrants in connection with the Acquisition on a one-for-one basis with characteristics similar to the Homeland Warrants;

**"Insider"**, if used in relation to an issuer, means: (a) a director or officer of the issuer; (b) a director or officer of a Company that is an Insider or subsidiary of the issuer; (c) a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than ten percent (10%) of the voting rights attached to all outstanding voting shares of the issuer; or (d) the issuer itself if it holds any of its own securities;

**"Kendal Mineral Property"** means the property of Homeland as more particularly described under "Part II - Information Concerning Homeland - Narrative Description of the Business of Homeland";

**"Merger"** means the proposed merger of Chrysalis Sub with and into Homeland, whereby the separate existence of Chrysalis Sub will cease and Homeland will be the surviving corporation and a wholly-owned subsidiary of the Corporation;

**"MOU"** means the memorandum of understanding dated December 15, 2007 setting out the basic terms and conditions upon which Homeland may sell up to a 50% voting and participating equity interest in HMESA;

**"National Instrument 43-101"** means "National Instrument 43-101" - *Standards of Disclosure for Mineral Projects*;

**"Non-Arm's Length Qualifying Transaction"** means a proposed Qualifying Transaction where the same party or parties or their respective Associates or Affiliates are Control Persons in both the CPC and in relation to the Significant Assets which are to be the subject of the proposed Qualifying Transaction;

**"Person"** means an individual, as well as a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

**"Properties"** means the Eloff Mineral Property and the Kendal Mineral Property;

**"Qualifying Transaction"** or **"QT"** means a transaction where a CPC acquires Significant Assets other than cash, by way of purchase, amalgamation, merger or arrangement with another company or by other means and, for the purposes of this Filing Statement, the Acquisition shall constitute Chrysalis' Qualifying Transaction;

**"Resulting Issuer"** means Chrysalis Capital IV Corporation, the parent company of Homeland upon the completion of the Qualifying Transaction;

**"Share Exchange Offer"** means the offer of the Corporation dated October 25, 2007, as amended, made to Eligible Shareholders to purchase all of the outstanding Homeland Common Shares held by the Eligible Shareholders;

**"Share Split"** means the subdivision of the Homeland Common Shares on a 4:1 basis;

**"Significant Assets"** means one or more assets or businesses which, when purchased, optioned or otherwise acquired by a CPC, together with any other concurrent transactions, would result in the CPC meeting the minimum listing requirements of the Exchange;

**"SRK"** means Steffen, Robertson and Kirsten (South Africa) (Pty) Limited; and

**"TSX"** means the Toronto Stock Exchange.

## GLOSSARY OF GEOLOGICAL, TECHNICAL AND MINERAL TERMS

The following is a glossary of certain geological, technical and mining terms used in this Filing Statement, including a summary hereof:

| | **Definition** |
|---|---|
| Dip | Inclination of geological features from the horizontal. |
| Dolerite | Any dark, igneous rock composed chiefly of silicates of iron and magnesium with some feldspar. |
| Dyke | A tabular igneous intrusion that cuts across the bedding or foliation of the country rock. |
| Ecca Group | Stratigraphic sequence in Southern Africa containing coal deposits. |
| Erosional surface | Ground surface or lithological unit that has been subjected to weathering or geological erosion. |
| Fault | Fracture or a fracture zone in crystal rocks along which there has been displacement of the two sides relative to one another parallel to the fracture. |
| Igneous | Said of a rock or mineral that solidified from molten or partly molten material, i.e., from a magma; also, applied to processes leading to, related to, or resulting from the formation of such rocks. Igneous rocks constitute one of the three main classes into which rocks are divided, the others being metamorphic and sedimentary. |
| Indicated Mineral Resource | That portion of a Mineral Resource for which quantity and quality are estimated with a lower degree of certainty than for a Measured Mineral Resource. The sites used for inspection, sampling, and measurement are too widely or inappropriately spaced to enable the material or its continuity to be defined or its grade throughout to be established. |
| Inferred Mineral Resource | That part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited, or of uncertain quality and reliability. |
| In situ | Generally used with reference to the reporting of coal resources to indicate a volume or tonnage of coal present undisturbed in the ground. |
| Intrusion | In geology, a mass of igneous rock that, while molten, was forced into or between other rocks. |
| Karoo Supergroup | Stratigraphic sequence in Southern Africa containing coal deposits. |
| Measured Mineral Resource | That portion of a Mineral Resource for which the tonnage or volume is calculated from dimensions revealed in outcrops, pits, trenches, drill-holes, or mine workings, supported where appropriate by other exploration techniques. The sites used for inspection, sampling and measurement are so spaced that the geological character, continuity, grades and nature of the material are so well defines that the physical character, size, shape, quality and mineral content are established with a high degree of certainty. |

| | **Definition** |
|---|---|
| Mineral Reserve | The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. |
| Mineral Resource | A concentration (or occurrence) of material of economic interest in or on the Earth's crust in such a form, quality, and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological knowledge, or interpreted from a well constrained and portrayed geological model. |
| Mining Licence | A licence issued by the regulatory authority which governs the process of mining. |
| Overburden | Designates material of any nature, consolidated or unconsolidated, that overlies an economic deposit. |
| Pillar | A block of ore entirely surrounded by stoping, left intentionally for purposes for ground control or on account of low value. |
| Seam | A provincial term for a coal bearing layer. |
| Resource | A tonnage or volume of rock or mineralisation or other material of intrinsic economic interest, the grades, limits and other appropriate characteristics of which are known with a specified degree of knowledge. |
| SAMREC Code | South African Code for reporting of Mineral Resources and Mineral Reserves. |
| Sill | A concordant sheet of igneous rock lying nearly horizontal. A sill may become a dike or vice versa. |
| Stoping | The act of excavating rock, either above or below a level, in a series of steps. In its broadest sense rock stoping means the act of excavating rock by means of a series of horizontal, vertical, or inclined workings in veins or large, irregular bodies of ore, or by rooms in flat deposits. It covers the breaking and removal of the rock from underground openings, except those driven for exploration and development. |
| Strike | The course or bearing of the outcrop of an inclined bed, vein, or fault plane on a level surface; the direction of a horizontal line perpendicular to the direction of the dip. |
| Transgressive | Term used to describe dolerite intrusions into the coal seams. |
| Vryheid Formation | Stratigraphic sequence in Southern Africa containing coal deposits. |
| Washability | Ability of the coal to be separated from waste fractions at a range of relative densities. |
| Washability analysis | Analysis to determine the coal behaviour and separation characteristics for a range of relative densities. |
| Working capital | Expenditures required to fund the resulting change in the debtors, creditors and stores position at a point in time. |

## ABBREVIATIONS

| Abbreviation | Definition |
|---|---|
| CTL | Coal to Liquids |
| DME | Department of Minerals and Energy (South Africa) |
| EMPR | Environmental Management Programme Report |
| IER | Independent Engineer's Report |
| SANAS | South African National Accreditation System |

## CURRENCY

All currency amounts expressed herein, unless otherwise indicated, are in Canadian dollars.

## EXCHANGE RATES

The following table sets forth the value of one United States dollar and one U.K. pound sterling, each expressed in Canadian dollars based on the noon exchange rates quoted by the Bank of Canada as at September 30, 2007, December 31, 2006 and September 30, 2006:

| | **As at September 30, 2007** | **As at December 31, 2006** | **As at September 30, 2006** |
|---|---|---|---|
| US dollars | $0.9963 | $1.1653 | $1.1153 |
| U.K. pounds | $2.0313 | $2.2824 | $2.0874 |

In addition, the following table sets forth a summary of the value of one United States dollar and one U.K. pound sterling, each expressed in Canadian dollars based on the noon exchange rates quoted by the Bank of Canada for the periods indicated:

| | **January 1 – September 30, 2007** | | **Year Ended December 31, 2006** | |
|---|---|---|---|---|
| | **US dollars** | **U.K. pounds** | **US dollars** | **U.K. pounds** |
| Low for the period | $0.9931 | $2.0163 | $1.0990 | $1.9806 |
| High for the period | $1.1853 | $2.3450 | $1.1726 | $2.2824 |
| Average rate for the period | $1.1049 | $2.1946 | $1.1342 | $2.0882 |

## FINANCIAL STATEMENT INFORMATION

The financial statements of the Corporation and Homeland (including the pro forma consolidated financial statements) contained in this Filing Statement have been prepared in accordance with GAAP.

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Filing Statement contains forward-looking statements. All statements other than statements of historical fact contained in this Filing Statement are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Homeland or the Corporation. Readers of this Filing Statement can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Filing Statement. Although the Corporation believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: competition from other industry participants, impact of general economic conditions, governmental regulation, the lack of availability of qualified management personnel, stock market volatility, ability to access sufficient capital, failure to establish or expand estimated resources and reserves, the quality and recovery of ore to be mined varying from estimates, capital and operating costs varying significantly from estimates, delays in or failures to obtain required approvals and volatility of coal prices.

The information contained in this Filing Statement identifies additional factors that could affect the operating results and performance of Homeland and the Corporation. We urge you to carefully consider those factors.

The forward-looking statements contained in this Filing Statement are expressly qualified in their entirety by this cautionary statement and by the risk factors described in this Filing Statement under the caption "Part III - Information Concerning the Resulting Issuer - Risk Factors." The forward-looking statements included in this Filing Statement are made as of the date of this Filing Statement and neither Homeland nor the Corporation undertakes an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

## SUMMARY OF FILING STATEMENT

*The following is a summary of information relating to the Corporation, Homeland and the Resulting Issuer (assuming completion of the Qualifying Transaction) and should be read together with the more detailed information and financial data and statements contained elsewhere in this Filing Statement.*

Reference is made to the Glossary of Terms and the Glossary of Geological, Technical and Mineral Terms for the definitions of certain abbreviations and terms used in this Filing Statement and in this summary.

All information contained in this Filing Statement with respect to the Corporation was supplied by the Corporation for inclusion herein.

All information contained in this Filing Statement with respect to Homeland was supplied by Homeland for inclusion herein.

## THE COMPANIES

*Chrysalis Capital IV Corporation*

The Corporation is a "capital pool company" created in accordance with Exchange policies and, at present, the Corporation does not own any assets other than cash. To date, the Corporation has not conducted any active business operations except as described herein. Since its incorporation, the principal activities of the Corporation have consisted of the financing of the Corporation through the Corporation's IPO, the initial listing of the Common Shares on the Exchange, the identification of potential acquisitions, the negotiation of the Acquisition Agreement and efforts to implement the Qualifying Transaction. See "Part I - Information Concerning Chrysalis - General Development of the Business".

*Homeland Energy Corp.*

Homeland is a private company focused on coal exploration and development in southern Africa. Homeland holds and has submitted applications for three advanced development/pre-development coal projects in South Africa and, through local subsidiary companies, has received prospecting rights for eight earlier-stage exploration properties in the Witbank, Middelburg and Carolina areas. Homeland is currently negotiating to acquire interests in a number of additional coal projects in South Africa, Botswana and Swaziland.

Homeland is also a significant shareholder of Homeland Uranium Inc., a Canadian company involved in the exploration and development of Uranium projects in Niger and the United States. See "Part II - Information Concerning Homeland - General Development of the Business of Homeland."

For more information regarding the business of Homeland, see "Part II - Information Concerning Homeland - Narrative Description of the Business of Homeland."

None of the securities of Homeland have traded on any stock exchange. See "Part II - Information Concerning Homeland - Prior Sales."

## THE QUALIFYING TRANSACTION - SUMMARY OF TERMS OF THE ACQUISITION AGREEMENT

On June 13, 2007, the Corporation entered into the Acquisition Agreement with Homeland and the Homeland Principal Shareholders pursuant to which the Corporation agreed to acquire all of the issued and outstanding Homeland Common Shares. The acquisition of all of the issued and outstanding Homeland Common Shares will serve as the Corporation's Qualifying Transaction. Although the Qualifying Transaction will result in Homeland becoming a wholly-owned subsidiary of the Corporation, the Qualifying Transaction will constitute a reverse take-over of the Corporation inasmuch as the former shareholders of Homeland will own a substantial majority of the outstanding shares of the Corporation and five of the six members of the board of directors of the Corporation will be designees of Homeland.

The Acquisition Agreement contemplates a transaction structure whereby Chrysalis Sub will merge under the laws of the British Virgin Islands (the "**Merger**") with and into Homeland, whereby the separate existence of Chrysalis Sub will cease and Homeland will be the surviving corporation and a wholly-owned subsidiary of the Corporation. The Acquisition Agreement provides that, by mutual agreement, the parties may revise the structure to accommodate efficiencies for various legal structures, accounting treatment and securities regulation.

As a result of discussions with Homeland and the Corporation's legal and tax advisors, it was determined that Eligible Shareholders may be able to dispose of their Homeland Common Shares pursuant to the Acquisition on a tax-deferred basis. Therefore, the Corporation and Homeland agreed to implement a preceding step to the Merger whereby the Corporation would make the Share Exchange Offer to Eligible Shareholders and facilitate such tax deferral. Eligible Shareholders who tender their Homeland Common Shares pursuant to the Share Exchange Offer will receive the identical consideration for each Homeland Common Share (ie. one Chrysalis Common Share) as if they tendered their Homeland Common Shares in connection with the Merger. Consequently, the Share Exchange Offer is the first of two steps to enable the Corporation to acquire all of the Homeland Common Shares as contemplated by the Acquisition Agreement.

On or immediately prior to the Closing of the Share Exchange Offer, the Common Shares will be consolidated by a ratio of 2:1 (the "**Consolidation**") and the Homeland Common Shares will be subdivided on a 4:1 basis (the "**Share Split**").

As consideration for the acquisition of all of the outstanding Homeland Common Shares pursuant to the Share Exchange Offer, the Corporation will issue one Common Share for each one Homeland Common Share tendered by an Eligible Shareholder. It is intended that the closing of the Share Exchange Offer be completed immediately prior to the closing of the Merger. As consideration for the acquisition of all of the outstanding securities of Homeland in connection with the Merger, the Corporation will issue one Common Share for each one Homeland Common Share outstanding immediately prior to the Merger.

There are currently 138,087,304 Homeland Common Shares (post-Share Split) issued and outstanding. There are Homeland Warrants outstanding to purchase an aggregate of 1,909,092 Homeland Common Shares (post-Share Split) and Homeland Options outstanding to purchase an aggregate of 10,800,000 Homeland Common Shares (post-Share Split). Upon completion of the Qualifying Transaction, all outstanding Homeland Warrants will be exchanged for Chrysalis Warrants in connection with the Acquisition on a one-for-one basis with characteristics similar to the Homeland Warrants, and all outstanding Homeland Options will be exchanged for options to purchase Chrysalis Common Shares on a one-for-one basis with the same economic terms and conditions under the Chrysalis Stock Option Plan. In addition, up to 3,216,380 Homeland Common Shares (post-Share Split) are issuable upon the conversion of the Homeland Convertible Debenture.

## RECENT FINANCINGS

In June 2007, Homeland completed a brokered private placement for the issuance of 3,969,230 Homeland Common Shares (pre-Share Split) at a price of £1.25 ($2.55) per Homeland Common Share, for gross proceeds of £5.0 million.

In August 2007, Homeland closed a brokered private placement of 670,690 Homeland Common Shares (pre-Share Split) at a price of $3.20 per Homeland Common Share (pre-Share Split), for gross proceeds of $2,146,208.

In November 2007, Homeland closed a non-brokered private placement of 454,546 units at a price of $4.40 per unit, comprising 454,546 Homeland Common Shares (pre-Share Split) and 227,273 Homeland Warrants (pre-Share Split), each Homeland Warrant being convertible into one Homeland Common Share (pre-Share Split) at a price of $6.00 per Homeland Common Share (pre-Share Split) until May 21, 2009.

In January 2008, Homeland closed a private non-brokered placement of 500,000 units at a price of $4.80 per unit, comprising of 500,000 Homeland Common Shares (pre-Share Split) and 250,000 Homeland Warrants (pre-Share Split), each Homeland Warrant being convertible into one Homeland Common Share (pre-Share Split) at a price of $6.00 per Homeland Common Share until May 21, 2009.

## RECENT TRANSACTIONS

Homeland has agreed to issue 737,500 Homeland Common Shares (pre-Share Split) in February 2008 in consideration for the purchase of 44,250,000 common shares of Altona Resources Plc (**"Altona"**) from third parties. This investment represents a strategic interest (15.6%) in a large coal asset held by a public company listed on the AIM in the United Kingdom. The transaction is valued at $3,540,000 based on a price of $4.80 per Homeland Common Share and a price of 4 pence per Altona common share.

On December 15, 2007, Homeland signed a memorandum of understanding (the **"MOU"**) with a large international conglomerate with interests in varying industries setting out the basic terms and conditions upon which it may sell up to a 50% voting and participating equity interest in Homeland Mining & Energy SA (Pty) Ltd. (**"HMESA"**). Management of Homeland views the MOU as a key potential strategic alliance whereby Homeland's coal expertise may be utilized for possible future coal ventures. Upon signing the MOU, Homeland received a payment of US$3,000,000 for 1% of the shares of HMESA. The terms of the MOU provide the purchaser of the HMESA interest (the **"Purchaser"**) with (i) an option to acquire an additional 4% of the shares of HMESA for a purchase price of US$12,000,000 (the **"First Option"**); (ii) if the First Option is exercised, a further option to purchase 5% of the shares of HMESA for a purchase price of a further US$15,000,000 on or before the date which is the later of April 1, 2008 and the date which is 10 days following receipt of an updated National Instrument 43-101 compliant report on Homeland's Eloff property (the **"Second Option"**); and (iii) if the Second Option is exercised, a final option to purchase 40% of the shares of HMESA for either US$125 million if such option is exercised on or before September 2, 2008, or US$135 million, if such option is exercised after September 2, 2008 but on or before December 31, 2008 (the **"Third Option"**).

On February 8, 2008, the first stage of due diligence review was completed and the Purchaser provided its notice to exercise the First Option. The completion of the First Option is subject to the satisfactory negotiation and execution of definitive documentation and the payment of the applicable $12,000,000 purchase price and is expected to occur in mid-March 2008. If the closing of the First Option does not occur, Homeland is required to return the US$3,000,000 payment to the Purchaser within 90 days in exchange for the shares representing the 1% of HMESA held by the Purchaser.

The MOU also provides the Purchaser with a right to put the HMESA shares acquired by it under the First Option back to Homeland prior to the date that the Second Option is to be exercised. The purchase price for the shares subject to this put right is equal to the original price paid by the Purchaser and is payable in cash, or at the election of Homeland, with a combination of common shares of Homeland and the delivery of coal extracted from the Kendal property, each at then prevailing market rates (plus a 5% premium on the shares). The MOU also provides the Purchaser with a right to put the HMESA shares acquired by it under the First Option and Second Option back to Homeland after the Second Option is exercised and prior to December 31, 2008. The purchase price for the shares subject to this second put right is equal to the original price paid by the Purchaser and is payable in cash, or at the election of Homeland, with common shares of Homeland at then prevailing market rates plus a 5% premium.

The MOU also provides Homeland with the right to buy back the HMESA shares sold under the First Option if the Purchaser does not exercise the Second Option. The purchase price for the shares subject to this buy back right is payable in cash and is equal to the original price paid plus 10% interest accruing from the date that the First Option was completed. The MOU also provides Homeland with the right to buy back the HMESA shares sold under the First Option and the Second Option if the Purchaser does not exercise the Third Option. The purchase price for the shares subject to this buy back right is payable in cash and is equal to the original price paid plus 10% interest accruing as to 50% from the date that the First Option was completed and as to 50% from the date that the Second Option was completed.

**ARM'S LENGTH QUALIFYING TRANSACTION**

The Control Persons of Homeland are not (and their associates and Affiliates are not) Control Persons of the Corporation. Accordingly, the acquisition by the Corporation of all the issued and outstanding Homeland Common Shares is not a Non-Arm's Length Qualifying Transaction. As a result, no meeting of the Corporation's shareholders is required to approve the Qualifying Transaction as a condition to the completion of the Qualifying Transaction.

**INTERESTS OF INSIDERS**

Except as disclosed herein, no Insider, promoter or Control Person of the Corporation and no Associate or Affiliate of the same, has any interest in the Qualifying Transaction other than that which arises from their holding of Common Shares.

**ESTIMATED FUNDS OF THE RESULTING ISSUER**

The Corporation and Homeland estimate that, immediately following the Closing, the Resulting Issuer will have Available Funds of approximately $12,551,760. The principal purposes of those funds, after giving effect to the Qualifying Transaction, will be for operating capital for projects, general and administrative expenses and working capital. See "Part III - Information Concerning the Resulting Issuer and the Qualifying Transaction - Estimated Available Funds to the Resulting Issuer and Principal Purposes."

**BOARD OF DIRECTORS**

The board of directors of the Corporation upon completion of the Qualifying Transaction will increase from four to six directors and will be comprised of the following persons: Stephen E. Coates, Dr. Laurence Curtis, A. Tom Griffis, Avrom E. Howard, Neil McLoughlin and Robert Munro. At the meeting of shareholders of the Corporation held on September 20, 2007, the Corporation obtained shareholders approval to elect Stephen E. Coates, A. Tom Griffis, Avrom E. Howard, John Manley (a former director of Homeland) and Neil McLoughlin as directors of the Corporation, conditional upon

completion of the Qualifying Transaction. However, subsequent to the mailing of materials in connection with Chrysalis' shareholders meeting, Mr. Manley resigned as a director of Homeland and informed Homeland that he would not consent to act as a director of the Resulting Issuer. Dr. Laurence Curtis has agreed to become a member of the Resulting Issuer's board of directors immediately after Closing. See "Part III - Information Concerning the Resulting Issuer and the Qualifying Transaction - Proposed Directors and Officers of the Resulting Issuer."

## SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION OF THE RESULTING ISSUER

The following table sets out certain consolidated financial information as at September 30, 2007 after giving effect to the Qualifying Transaction, as if such events had occurred on September 30, 2007 for balance sheet purposes.

The information in the following table is derived from the unaudited consolidated financial statements of Homeland as at September 30, 2007 and the unaudited financial statements of the Corporation as at September 30, 2007 and should be read in conjunction with such statements.

| | **Chrysalis Capital IV Corporation September 30, 2007 (Unaudited)** | **Homeland Energy Corp. September 30, 2007 (Unaudited)** | **Pro Forma Adjustments** | **Resulting Issuer Pro Forma** |
|---|---|---|---|---|
| **Balance Sheet** | | | | |
| Current Assets | $985,983 | $7,435,532 | $4,504,510 | $12,926,025 |
| Total Assets | $985,983 | $27,715,929 | $8,044,510 (2)(3)(4)(5)(6)(7)(8) | $39,746,422 |
| Current Liabilities | $69,951 | $304,314 | $ - | $374,265 |
| Total Liabilities | $69,951 | $1,856,978 | $ - | $1,926,929 |
| Total Shareholders' Equity | $916,023 | $25,356,773(9) | $8,044,510 (1)(2)(3)(4)(5)(8) | $34,317,317 |

Notes:

(1) The Corporation is expected to issue 138,087,304 Common Shares from treasury to holders of Homeland's Common Shares as follows:

| Shares issued: | Issued for: |
|---|---|
| 138,087,304 Common Shares | 34,521,826 Homeland Common Shares with recorded value of $39,383,678 |

As Homeland's former shareholders will control the Resulting Issuer, the Qualifying Transaction has been accounted for as a reorganization and recapitalization of Homeland. For accounting purposes, Homeland will be the ongoing business. The Corporation's share capital, contributed surplus and deficit will be eliminated, and the transaction will be accounted for as a reverse take-over. Accordingly, the Corporation's share capital is charged to retained earnings.

(2) Transaction costs of approximately $300,000 will be paid.

(3) Financing in the form of a private placement of an equity-based security for a face value of $2,000,002. Transaction costs are estimated at $40,000. Warrants issued in the private placement, which have an exercise price of $6.00, expire May 21, 2009. The fair value of the warrants included in the above private placement is $89,000 calculated based on the Black-Scholes options pricing model assuming a volatility of 40%, a risk-free rate of 4% and no dividends.

(4) Financing in the form of a private placement of an equity-based security for a face value of $2,400,000. Transaction costs are estimated at $40,000. Warrants issued in the private placement, which have an exercise price of $6.00, expire May 21, 2009. The fair value of the warrants included in the above private placement is $132,000 calculated based on the Black-Scholes options pricing model assuming a volatility of 40%, a risk-free rate of 4% and no dividends.

(5) Purchase of 15.6% interest in Altona in the form of an issuance of 737,500 Homeland Common Shares (pre-Share Split) in consideration for the purchase of 44,250,000 common shares of Altona. The fair value of this transaction was estimated at

$3,540,000 based on previous offers of Homeland at $4.80 per Homeland Common Share and the recent Alternative Investment Market (AIM) share price of Altona of at 4 pence per common share.

(6) Balance previously recorded in Chrysalis' financial statements as Qualifying Transaction Funds are reclassified to Cash and Cash Equivalents as these amounts are available to fund transaction costs of $300,000 as described above.

(7) HMESA entered into agreements with various companies that shall provide contract mining or other services to Homeland's mineral properties in South Africa, in terms of which it has agreed to provide the financing for certain of the mining and other equipment that will be required. These credit facilities are denominated in ZAR, are repayable on a unit of production basis, and are collateralized by security over the particular asset financed.

(8) Exercise of 50,000 Homeland stock options at an exercise price of US$2.00 by a director for a cash consideration of $98,120. Upon the exercise of these options, the fair value of these options of $93,057 was transferred to share capital. These options were valued using the Black-Scholes model. The assumptions used a volatility of 130%, a risk-free rate of 4.25% and no dividends.

(9) Exercise of 200,000 Homeland warrants at an exercise price of US$2.00 for cash consideration of $386,340. Upon the exercise of these warrants, the fair value of these warrants of $93,057 was transferred to share capital. These options were valued using the Black-Scholes option pricing model assuming a volatility of 130%, a risk-free rate of 4.25% and no dividends.

## LISTING AND SHARE PRICE ON THE EXCHANGE

The Common Shares are currently listed on the Exchange under the trading symbol "CIV.P." The closing trading price of the Common Shares on the Exchange on June 14, 2007 (the day immediately preceding the request of the Corporation to halt trading in its Common Shares in light of the Qualifying Transaction) was $0.30. The closing trading price of the Common Shares on the Exchange immediately prior to the date hereof was $0.55. There is no public market for the shares of Homeland. See "Part I - Information Concerning Chrysalis - Stock Exchange Share Price."

The Corporation has made application to, and has received conditional approval from, the Toronto Stock Exchange (the **"TSX"**) to have the Common Shares listed on the TSX. Such conditional listing approval is subject to a number of standard conditions and final approval from the TSX. Assuming such conditions are met, the Common Shares will commence trading on the TSX upon the completion of the Qualifying Transaction and will no longer trade on the Exchange.

## TECHNICAL REPORTS

Information of a technical nature relating to the Eloff Mineral Property is derived from an independent technical report dated September 21, 2007 (the **"Eloff Technical Report"**) prepared by SRK Consulting (South Africa) (Pty) Ltd. (**"SRK"**) and relating to the Kendal Mineral Property is derived from an independent technical report dated October 5, 2007 (the **"Kendal Technical Report"**) prepared by SRK (collectively, the **"Technical Reports"**). The Technical Reports will be available on SEDAR under the Corporation's profile. The principal authors of the Technical Reports were A.N. Birtles and G. Van Heerden, who are both "qualified persons" within the meaning of National Instrument 43-101.

## RISK FACTORS

An investment in the Corporation's shares both before and after completion of the proposed Qualifying Transaction should be considered highly speculative due to the nature of the Corporation's and Homeland's businesses, being the exploration for and production of minerals. Future operations would be subject to all of the risks normally incident to mineral exploration, and the operation and development of mineral properties and the mining of minerals, which could result in personal injuries, loss of life and damage to property of the Resulting Issuer and others. The marketability and price of minerals that may be acquired or discovered by the Resulting Issuer will be affected by numerous factors beyond the control of the Resulting Issuer. The Resulting Issuer will be subject to market fluctuations in the prices of minerals, deliverability uncertainties relating to the access to any reserves and processing facilities and extensive government regulations. The mining industry is intensely competitive and the Resulting Issuer

must compete in all aspects of its operations with a number of other entities that may have greater technical ability and/or financial resources. For a more detailed description of these risks, and others, see "Part III - Information Concerning the Resulting Issuer and the Qualifying Transaction - Risk Factors."

## SPONSORSHIP

Canaccord Capital Corporation, subject to completion of satisfactory due diligence, has agreed to act as sponsor in connection with the Qualifying Transaction. An agreement to sponsor should not be construed as any assurance with respect to the merits of the Qualifying Transaction or the likelihood of completion. The Exchange and the TSX have advised the Corporation that it qualifies for an exemption from the sponsorship requirements of the Exchange.

## CONDITIONAL LISTING APPROVAL

The Exchange has conditionally accepted the Qualifying Transaction subject to the Corporation fulfilling all of the requirements of the Exchange.

As indicated above, the Corporation has made application to, and has received conditional approval from, the TSX to have the Common Shares listed on the TSX. Such conditional listing approval is subject to a number of standard conditions and final approval from the TSX. Assuming such conditions are met, the Common Shares will commence trading on the TSX upon the completion of the Qualifying Transaction and will no longer trade on the Exchange.

## PART I – INFORMATION CONCERNING CHRYSALIS

### CORPORATE STRUCTURE

*Chrysalis Capital IV Corporation*

The Corporation was incorporated on October 12, 2006 pursuant to the filing of articles of incorporation under the CBCA. The articles of incorporation of the Corporation were amended by the filing of articles of amendment dated January 25, 2007 to delete share transfer restrictions. The principal and registered head office of the Corporation is located at Suite 2702, 401 Bay Street, P.O. Box 136, Toronto, Ontario M5H 2Y4.

*Chrysalis Sub*

The Corporation has one wholly-owned subsidiary, Chrysalis Sub, which was incorporated as Chrysalis Capital IV BVI Corporation on August 24, 2007 under the laws of the British Virgin Islands. The head and registered office of Chrysalis Sub is located at Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands.

Chrysalis Sub is authorized to issue 50,000 no par value shares, of which, as of the date hereof, 50,000 shares are issued and outstanding as of the date hereof and owned by the Corporation.

Chrysalis Sub was incorporated solely for the purpose of completing the Qualifying Transaction.

### GENERAL DEVELOPMENT OF THE BUSINESS

*History*

The Corporation is a "capital pool company" created pursuant to the policies of the Exchange. The Corporation does not own any assets, other than cash and its rights under the Acquisition Agreement. The principal business of the Corporation is to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to acceptance by the Exchange so as to complete a Qualifying Transaction in accordance with the policies of the Exchange.

The Corporation completed its initial public offering on February 12, 2007 and the Common Shares were listed on the Exchange and began trading on February 15, 2007. On June 15, 2007, the Exchange halted trading in the Common Shares as a result of the Corporation entering into the Acquisition Agreement. On September 27, 2007, the Common Shares resumed trading on the Exchange.

### SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE CORPORATION

*Information from Inception*

Since incorporation, the following costs have been incurred by the Corporation in carrying out the Corporation's IPO, in seeking, evaluating and negotiating potential Qualifying Transactions, and in meeting the disclosure obligations imposed upon it as a reporting issuer listed for trading on the Exchange. The following table sets forth selected historical financial information for the Corporation for the three month period ended September 30, 2007, and from October 12, 2006 (date of incorporation) to December 31, 2006, and selected balance sheet data as at September 30, 2007 and December 31, 2006.

Such information is derived from the financial statements of the Corporation and should be read in conjunction with such financial statements (see Schedule A - Financial Statements of Chrysalis Capital IV Corporation).

| **Balance Sheet Data** | **As at September 30, 2007 (unaudited)** | **As at December 31, 2006 (audited)** |
|---|---|---|
| Cash & Cash Equivalents | $67,681 | $66,485 |
| Qualifying Transaction funds | $855,000 | $210,000 |
| Total assets | $985,983 | $324,008 |
| Shareholders' Equity | $916,023 | $294,307 |

| **Income Statement Data** | **Nine Month Period Ended September 30, 2007 (unaudited)** | **From October 12, 2006 to December 31, 2006 (audited)** |
|---|---|---|
| Total Income | $24,522 | $1,829 |
| Total Expenses | $115,680 | $7,522 |
| Net income (loss) | $(91,156) | $(5,693) |

*Selected MD&A for the Three and Nine Month Periods ended September 30, 2007*

The following discussion should be read in conjunction with the financial statements of the Corporation and notes thereto also contained in this Filing Statement. All statements have been prepared in accordance with GAAP and are expressed in Canadian dollars.

*Results of Operations*

As at September 30, 2007, the Corporation had no operations. For the three months ending September 30, 2007, the Corporation had income of $9,588 and expenses of $28,503 for a net loss of $(18,915). For the nine month period ending September 30, 2007, the stock based compensation accounted for $27,101, of which $16,962 and $1,696 were expensed as stock-based compensation and stock-based donation respectively. The remaining $8,443 for Agent options was included in share issuance costs.

As the Corporation was incorporated on October 12, 2006 and has not completed annual financial statements for fiscal 2007, no comparable financial statements for the previous year are presented.

The Corporation charged financing costs of $174,889 to share capital during the three month period ending March 31, 2007 arising from the incorporation and initial listing of the Corporation and completion of the Corporation's IPO.

*Liquidity*

As at September 30, 2007, the Corporation had working capital of $916,032 including $67,681 in cash and cash equivalents and $855,000 in Qualifying Transaction funds. Such working capital is sufficient for the Corporation to meet its ongoing obligations and meet its objective to complete a Qualifying Transaction.

## DESCRIPTION OF SECURITIES OF THE CORPORATION

The Corporation is authorized to issue an unlimited number of Common Shares of which 7,345,625 Common Shares (pre-Consolidation) are issued and outstanding as of the date hereof. In addition, 329,375 Common Shares (pre-Consolidation) are reserved for issuance pursuant to the exercise of the Agent's Options, 725,000 Common Shares (pre-Consolidation) are reserved for issuance under stock options granted to directors and officers and 72,500 Common Shares (pre-Consolidation) are reserved for issuance to The Arthritis and Autoimmunity Research Centre Foundation, an Eligible Charitable Organization (please see "Charitable Stock Options" below)

The holders of Common Shares are entitled to dividends as and when declared by the board of directors, to receive notice of and one vote per Common Share at meetings of the shareholders of the Corporation and, upon liquidation, to share equally in such assets of the Corporation as are distributable to the holders of Common Shares. All Common Shares which are to be outstanding after completion of the Qualifying Transaction will be fully paid and non-assessable.

## STOCK OPTION PLAN OF THE CORPORATION

*The Current Stock Option Plan*

The policies of the Exchange provide that the Board may from time to time, in its discretion, and in accordance with the Exchange requirements, grant incentive stock options to directors, officers, employees, management company employees and consultants of the Corporation and its Affiliates.

The purpose of the Chrysalis Stock Option Plan established by the Corporation is to provide the optionees with an opportunity to purchase Common Shares and benefit from the appreciation thereof. Management of the Corporation believes that this proprietary interest in the Corporation will provide an increased incentive for the optionees to contribute to the future success and prosperity of the Corporation, thus enhancing the value of the Common Shares for the benefit of all of the shareholders and increasing the ability of the Corporation to attract and retain individuals of exceptional skill. Pursuant to the Chrysalis Stock Option Plan, the maximum number of Common Shares reserved for issuance in any one-year period to any one optionee other than a consultant may not exceed 5% of the issued and outstanding Common Shares at the date of the grant. The maximum number of Common Shares reserved for issuance in any one-year period to any consultant may not exceed 2% of the issued and outstanding Common Shares at the date of the grant and the maximum number of Common Shares reserved for issuance in any one-year period to all persons engaged in investor relations activities may not exceed 2% of the issued and outstanding number of Common Shares at the date of the grant. Incentive stock options granted to any optionee while the Corporation is a CPC who does not continue as a director, officer, technical consultant or employee of the Resulting Issuer have a maximum term of the later of 12 months after the completion of the Qualifying Transaction and 90 days after the optionee ceases to be a director, officer, technical consultant or employee of the Resulting Issuer. In the event that the Corporation becomes a Tier 1 Issuer (as such term is defined in the Exchange policies), the Chrysalis Stock Option Plan provides that the Board may grant options which allow an optionee to elect to exercise its option on a "cashless basis", whereby the optionee, instead of making a cash payment for the aggregate exercise price, shall be entitled to be issued such number of Common Shares equal to the number which results when (i) the difference between the aggregate Fair Market Value of the Common Shares underlying the option and the aggregate exercise price of such option is divided by (ii) the Fair Market Value of each Common Share. "Fair Market Value" as defined in the Chrysalis Stock Option Plan means the closing price as reported by the Exchange on the last trading day immediately preceding the exercise date.

Notwithstanding the terms of the Chrysalis Stock Option Plan described above, the CPC Policy imposes certain additional restrictions on incentive stock options during the period that the Corporation remains a CPC. Such restrictions shall remain in place until the Exchange issues the Final Exchange Bulletin, as such term is defined in the CPC Policy (such bulletin indicating that the Resulting Issuer will not be considered a CPC). Under the CPC Policy, the Corporation, while it remains a CPC, is limited to granting incentive stock options to only directors, officers and technical consultants of the Corporation. In addition, the total number of Common Shares reserved under option for issuance pursuant to the Stock Option Plan may not exceed 10% of the Common Shares outstanding as at the closing of the Corporation's IPO. The maximum number of Common Shares reserved under option for issuance to any individual officer or director may not exceed 5% of the issued and outstanding Common Shares after the closing of the Corporation's IPO. The maximum number of Common Shares reserved under option for issuance to all technical consultants may not exceed 2% of the issued and outstanding Common Shares after the closing of the Corporation's IPO. In addition, while the Corporation is a CPC, it is prohibited from granting incentive stock options to any person providing investor relations activities, promotional or market making services. The exercise price per Common Share under any incentive stock option granted by the Corporation while it is a CPC may not be less than the greater of $0.20 and the Discounted Market Price (as defined under Exchange policies). Any Common Shares acquired pursuant to the exercise of incentive stock options prior to the completion of the Qualifying Transaction must be deposited in escrow and will be subject to escrow until the Final Exchange Bulletin is issued.

*Proposed Amendments to the Stock Option Plan*

Upon completion of the Qualifying Transaction, the Corporation will cease to be a CPC and may become an Exchange Tier 1 issuer or have the Common Shares listed on the TSX. In the event that the Corporation becomes an Exchange Tier 1 issuer, it will have the option of adopting a stock option plan that complies with rules applicable to the TSX. Accordingly, conditional upon completion of the Qualifying Transaction and in the event that the Corporation becomes an Exchange Tier 1 issuer or the Common Shares are listed on the TSX, the Corporation has obtained approval from its shareholders at the annual and special meeting of shareholders of the Corporation held on September 20, 2007 to amend the Chrysalis Stock Option Plan to remove provisions that are applicable only to CPCs and to incorporate certain other changes that the board of directors of the Corporation considers to be appropriate and reflective of the most current regulatory developments applicable to Tier 1 issuers and TSX-listed companies.

At the meeting, shareholders of the Corporation approved a resolution authorizing such amendments to the Chrysalis Stock Option Plan (the **"Amended and Restated Stock Option Plan"**). Specifically, the adoption of the Amended and Restated Stock Option Plan will result in the following amendments:

(a) to provide that the expiration date of an option will be the later of the date fixed for expiration under the option grant and the date that is ten business days following the expiration of a "blackout period" (i.e. a period during which directors, officers and certain employees may be precluded from trading in the Corporation's securities) imposed by the Corporation should the option expire during such blackout period;

(b) to replace the general amending provision currently found in the Chrysalis Stock Option Plan with a more detailed amending provision that sets out the circumstances where stock exchange and shareholder approval will be required (e.g. certain amendments to options held by Insiders) and those circumstances where stock exchange and shareholder approval will not be required (e.g. amendments of a housekeeping nature); and

(c) to reflect a few housekeeping changes that: (i) remove provisions that are applicable only to CPCs; and (ii) comply with rules applicable to the TSX, including the addition of a definition of "Market Price" for the purposes of determining the "Option Price", consistent with the current definition in the TSX Company Manual.

*Stock Options Granted*

Exercise prices of the options are determined by the board of directors of the Corporation and cannot be less than the "Discounted Market Price" (as defined by the policies of the Exchange). Options to acquire an aggregate of 725,000 Common Shares (pre-Consolidation) have been granted by the Corporation, all of which are exercisable at a price of $0.20 per share (pre-Consolidation) until February 12, 2012. The following table sets out all stock options granted by the Corporation:

| Name | Number of Common Shares Under Option[1] | Exercise Price of Common Share[1] | Expiry Date |
|---|---|---|---|
| The Eyeland Corporation[2] | 326,250 | $0.20 | February 12, 2012 |
| Robert Munro | 232,000 | $0.20 | February 12, 2012 |
| Titan Capital Inc.[3] | 108,750 | $0.20 | February 12, 2012 |
| Grant McCutcheon | 58,000 | $0.20 | February 12, 2012 |
| Total | 725,000 | | |

**Notes:**

(1) Illustrated on a pre-Consolidation basis.
(2) The Eyeland Corporation is a private company wholly-owned by Marc Lavine, the Chairman, Chief Executive Officer and a director of the Corporation.
(3) Titan Capital Inc. is a private company wholly-owned by Geoffrey Rotstein, a director of the Corporation.

## AGENT'S OPTIONS

Pursuant to the Corporation's IPO, the Corporation also issued the Agent's Options entitling the Agent to acquire up to 425,000 Common Shares (pre-Consolidation) at a purchase price of $0.20 per share (pre-Consolidation) expiring on February 15, 2009, of which 95,625 have been exercised to date.

## CHARITABLE STOCK OPTIONS

In addition to the options granted under the Chrysalis Stock Option Plan, in accordance with the Exchange Policy 4.7, the Corporation granted a non-transferable option to The Arthritis and Autoimmunity Research Centre Foundation, registration number 119290773 RR0001 (the **"Charity"**), an Eligible Charitable Organization, to purchase up to 72,500 Common Shares (pre-Consolidation) exercisable at a price of $0.20 per share (pre-Consolidation) until the earlier of February 12, 2012 and the 90th day from the date that the Charity ceases to be an Eligible Charitable Organization.

## PRIOR SALES

Since the date of incorporation of the Corporation, 7,345,625 Common Shares (pre-Consolidation) have been issued as follows:

| Date issued | Number of Shares[(1)] | Issue Price per Share[(1)] | Aggregate Issue Price | Nature of Consideration |
|---|---|---|---|---|
| October 12, 2006 | 1[(2)] | $0.10 | $0.10 | Cash |
| October 24, 2006 | 2,999,999[(2)] | $0.10 | $299,999.90 | Cash |
| February 12, 2007 | 4,250,000 | $0.20 | $850,000 | Cash |
| February 12, 2007 | 95,625[(3)] | $0.20 | $19,125 | Cash |

**Notes:**

(1) Illustrated on a pre-Consolidation basis.
(2) These Common Shares are currently held in escrow. Please see Part III "Information Concerning the Resulting Issuer and the Qualifying Transaction - Escrowed Securities."
(3) Pursuant to the Corporation's IPO, the Corporation issued the Agent's Options entitling the Agent to acquire up to 425,000 Common Shares (pre-Consolidation) at a purchase price of $0.20 per share (pre-Consolidation) expiring on February 15, 2009. On February 12, 2007, the Agent exercised 95,625 of such options.

## STOCK EXCHANGE SHARE PRICE

The Common Shares have been listed and posted for trading on the Exchange since February 15, 2007. The following table sets out the high and low trading of the Common Shares for the periods indicated as reported by the Exchange:

| Period (2007) | High ($) | Low ($) | Volume |
|---|---|---|---|
| February[(1)] | $0.30 | $0.23 | 306,625 |
| March | $0.26 | $0.225 | 210,625 |
| April | $0.30 | $0.26 | 44,400 |
| May | $0.38 | $0.30 | 64,500 |
| June 1 – June 14 | Nil | Nil | Nil |
| June 15 - August 31 | Not Trading | Not Trading | Nil |
| September 1 - September 26[(1)] | Not Trading | Not Trading | Nil |
| September 27 - September 30 | $0.405 | $0.40 | 113,800 |
| October | $0.55 | $0.40 | 361,750 |
| November | $0.55 | $0.50 | 51,000 |
| December | $0.50 | $0.45 | 23,000 |
| January | $0.50 | $0.45 | 97,500 |
| February 1 – February 19 | $0.58 | $0.50 | 71,700 |

**Note:**

(1) The Common Shares commenced trading on the Exchange on February 15, 2007, were halted from trading on June 15, 2007 pending the announcement of the Qualifying Transaction, and resumed on September 27, 2007.

## ARM'S LENGTH PARTY QUALIFYING TRANSACTION

Control Persons of Homeland are not (and their Associates and Affiliates are not) Control Persons in the Corporation. Accordingly, the acquisition by the Corporation of all the issued and outstanding Homeland Common Shares is not a Non-Arm's Length Qualifying Transaction. As a result, no meeting of the Corporation's shareholders is required as a condition to the completion of the Qualifying Transaction.

## LEGAL PROCEEDINGS

To the knowledge of the management of the Corporation, there are no actual or contemplated material legal proceedings to which the Corporation is a party.

## AUDITORS

The auditors of the Corporation are Mintz & Partners LLP, Chartered Accountants, 1 Concorde Gate, Suite 200, Toronto, Ontario M3C 4G4. Effective January 28, 2008, the Corporation's auditors Mintz & Partners LLP, Chartered Accountants combined their practice with Deloitte & Touche LLP, Chartered Accountants. Management of the Corporation has agreed that Deloitte & Touche LLP to be the continuing auditors of the Corporation.

## TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Corporation is Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1.

## MATERIAL CONTRACTS

The Corporation has not entered into any material contracts and will not enter into any material contracts prior to the closing of the Qualifying Transaction, other than:

1) the Transfer Agent, Registrar and Disbursing Agent Agreement dated January 11, 2007 between the Corporation and the Escrow Agent;

2) the Agency Agreement dated January 26, 2007 between the Corporation and Canaccord Capital Corporation in connection with the Corporation's IPO;

3) the CPC Escrow Agreement dated January 26, 2007 between the Corporation, Equity Transfer & Trust Company and certain securityholders of the Corporation; and

4) the Acquisition Agreement.

Copies of these agreements are available for inspection at the registered office of the Corporation, at Suite 2702, 401 Bay Street, P.O. Box 136, Toronto, Ontario M5H 2Y4 during ordinary business hours until the closing of this Qualifying Transaction and for a period of 30 days thereafter.

## PART II – INFORMATION CONCERNING HOMELAND

### CORPORATE STRUCTURE OF HOMELAND

*Homeland Energy Corp.*

Homeland was incorporated on December 7, 2004 as Homeland Uranium Inc. under the laws of Ontario, and on October 12, 2006 continued into the British Virgin Islands. At that time, Homeland intended to pursue a listing on the Alternative Investment Market of the London Stock Exchange and had no business activity in Canada. The registered office of Homeland is located at Craigmuir Chambers, Road Town, Tortola, BVI. Homeland also has offices at 144 Front Street West, Suite 780, Toronto, Ontario, Canada, 1 Berkeley Street, Suite 307, London, England and Bureau de Paul Building 3, Corner Nelson Mandela Avenue and Paul Sauer Street, Witbank, South Africa. Insiders of Homeland collectively own approximately 31.2% of the currently outstanding Homeland Common Shares (pre-Share Split).

### GENERAL DEVELOPMENT OF THE BUSINESS OF HOMELAND

*Recent Financings*

To date, Homeland has raised approximately $36 million. Recent financing initiatives undertaken have included the following issues of Homeland Common Shares and the Homeland Convertible Debenture:

- On May 2, 2006, Homeland closed a brokered private placement of 3,111,900 Homeland Common Shares (pre-Share Split) at a price of US$2.00 ($2.21) per Homeland Common Share for total gross proceeds of US$6,223,800.

- On September 10, 2006, Homeland closed a brokered private placement of 362,500 Homeland Common Shares (pre-Share Split) at a price of US$2.00 ($2.24) per Homeland Common Share for total gross proceeds of US$725,000.

- On June 12, 2007, Homeland entered into a Loan Agreement with GC-Global Capital Corp. in the principal amount of US$2,000,000 ($2,120,300) through the Homeland Convertible Debenture on the following terms: interest rate of 12% per annum; principal repayable after 24 months or earlier at the option of Homeland; convertible by the lender into Homeland Common Shares at £1.25 ($2.64) per Homeland Common Share (pre-Share Split) prior to the date of any initial public offering, or at the lesser of (a) US$4.50 ($4.95) (pre-Share Split) and (b) a 25% discount to the initial public offering price per Homeland Common Share on or following the date of the initial public offering; and 5,000,000 common shares of Homeland Uranium Inc. pledged as security.

- On June 21, 2007, Homeland closed a private offering of 3,969,230 Homeland Common Shares (pre-Share Split) at a price of £1.25 ($2.55) per share, for gross proceeds of £5.0 million.

- On August 17, 2007, Homeland closed a private offering of 670,690 Homeland Common Shares (pre-Share Split) at a price of $3.20 per share, for gross proceeds of $2.1 million.

- On November 21, 2007, Homeland closed a private offering of 454,546 units at a price of $4.40 per unit, comprising 454,546 Homeland Common Shares (pre-Share Split) and 227,273 Homeland Warrants (pre-Share Split), each Homeland Warrant being

convertible into one Homeland Common Share (pre-Share Split) at a price of $6.00 per Homeland Common Share (pre-Share Split) until May 21, 2009.

- In January 2008, Homeland closed a non-brokered private placement of 500,000 units at a price of $4.80 per unit, comprising of 500,000 Homeland Common Shares (pre-Share Split) and 250,000 Homeland Warrants (pre-Share Split), each Homeland Warrant being convertible into one Homeland Common Share (pre-Share Split) at a price of $6.00 per Homeland Common Share until May 21, 2009.

*Recent Transactions*

- Homeland has agreed to 737,500 Homeland Common Shares (pre-Share Split) in February 2008 in consideration for the purchase of 44,250,000 common shares of Altona from third parties. This investment represents a strategic interest (15.6%) in a large coal asset held by a public company listed on the AIM in the United Kingdom. The transaction is valued at $3,540,000 based on a price of $4.80 per Homeland Common Share and a price of 4 pence per Altona common share.

- On December 15, 2007, Homeland signed a MOU with a large international conglomerate with interests in varying industries setting out the basic terms and conditions upon which it may sell up to a 50% voting and participating equity interest in HMESA. Management of Homeland views the MOU as a key potential strategic alliance whereby Homeland's coal expertise may be utilized for possible future coal ventures. Upon signing the MOU, Homeland received a payment of US$3,000,000 for 1% of the shares of HMESA. The terms of the MOU provide the purchaser of the HMESA interest (the **"Purchaser"**) with (i) an option to acquire an additional 4% of the shares of HMESA for a purchase price of US$12,000,000 (the **"First Option"**); (ii) if the First Option is exercised, a further option to purchase 5% of the shares of HMESA for a purchase price of a further US$15,000,000 on or before the date which is the later of April 1, 2008 and the date which is 10 days following receipt of an updated National Instrument 43-101 compliant report on Homeland's Eloff property (the **"Second Option"**); and (iii) if the Second Option is exercised, a final option to purchase 40% of the shares of HMESA for either US$125 million if such option is exercised on or before September 2, 2008, or US$135 million, if such option is exercised after September 2, 2008 but on or before December 31, 2008 (the **"Third Option"**). On February 8, 2008, the first stage of due diligence review was completed and the Purchaser provided its notice to exercise the First Option. The completion of the First Option is subject to the satisfactory negotiation and execution of definitive documentation and the payment of the applicable $12,000,000 purchase price and is expected to occur in mid-March 2008. If the closing of the First Option does not occur, Homeland is required to return the US$3,000,000 payment to the Purchaser within 90 days in exchange for the shares representing the 1% of HMESA held by the Purchaser.

*Property Transactions*

Recent project transactions have included:

- On January 27, 2006, Homeland acquired Pan African Uranium Corp. through the issuance of 7,300,000 Homeland Common Shares (pre-Share Split) for total deemed value of US$3,650,000. Homeland received the sum of $759,325 in cash and the balance of $3,428,685 was recorded as mineral property attributable to the uranium projects in Niger that have subsequently been sold to Homeland Uranium Inc.

- By virtue of a share purchase agreement dated June 14, 2006, Homeland acquired 100% of the outstanding common shares of Ferret Coal Holdings (Pty) Ltd. (**"Ferret Coal"**), to be held through a wholly owned South African registered subsidiary company, HMESA. Homeland paid to the vendors cash consideration of $2,105,016 (ZAR 13,000,000). Ferret Coal holds Homeland's 74% interest in the Kendal Project.

- On February 1, 2007, Homeland completed a transaction commenced in December 2006 to sell its uranium assets to Homeland Uranium Inc., a private Canadian company, in return for 16 million common shares. Following financings by Homeland Uranium Inc. that raised $1.84 million through the issue of eight million common shares at $0.23 per share and $23 million through the issue of nearly 29 million units at $0.80 per unit, each unit consisting of one common share and one-half of one purchase warrant and each whole purchase warrant entitling the holder to purchase one additional common share at a price of $1.25 per share expiring June 19, 2009, Homeland's interest in Homeland Uranium Inc. has decreased to approximately 39% of the issued and outstanding shares. Homeland participated in the unit offering to the extent of $5 million and has granted a call option on 2.5 million of these units at $1.00 per unit for a period of 12 months. Homeland views its investment in Homeland Uranium Inc. as a strategic investment, which it expects to retain for the foreseeable future.

**NARRATIVE DESCRIPTION OF THE BUSINESS OF HOMELAND**

Homeland is a private company focused on coal exploration and development in southern Africa. Homeland holds and has submitted applications for three advanced development/pre-development stage coal projects in South Africa (Eloff, Kendal and Northfield) and, through local subsidiary companies, has received prospecting rights for eight additional earlier-stage exploration properties in the Witbank, Middelburg and Carolina areas. Homeland is currently negotiating to acquire interests in a number of additional coal projects in South Africa, Botswana and Swaziland. See "Part III – Information Concerning the Resulting Issuer and the Qualifying Transaction – Corporate Structure".

Homeland is also a significant shareholder of Homeland Uranium Inc., a Canadian company involved in the exploration and development of Uranium projects in Niger and the United States.

Information of a technical nature relating to the Eloff Mineral Property (the **"Eloff Technical Report"**) and the Kendal Mineral Property (the **"Kendal Technical Report"**) are derived from the Independent Technical Reports. The principal authors of the technical reports were A.N. Birtles and G. Van Heerden, who are both "qualified persons" within the meaning of National Instrument 43-101. Neither A.N. Birtles, nor G. Van Heerden have a direct or indirect interest in the Corporation or Homeland and both are "independent persons" within the meaning of National Instrument 43-101. The information derived from the Technical Reports has been included with the consent and prior review of A.N. Birtles and G. Van Heerden on behalf of SRK.

## Eloff Mineral Property, Mpumalanga Province, South Africa

*Property Description and Location*

The Eloff Block is a significant coal resource, largely opencastable, underlying predominantly farming (maize and livestock) land, which has historically been considered for supplying a low grade coal to the power generating industry. A component of the resource could be upgraded for local industrial consumption or international export markets. Investigations continue into the feasibility of using the coal as feedstock to a coal-to-liquids process. The project area lies in the western extremity of the Witbank Coalfield, and the surrounding areas have supported a number of mining operations, both historically and currently.

The Eloff Block is located at Latitude 26°15' South, Longitude 28°42' East, some 10km to the south of the town of Delmas in Mpumalanga Province of South Africa.

*Accessibility, Climate, Local Resources, Infrastructure and Physiography*

Topography, elevation and vegetation

The Eloff Block is situated on the Highveld in Mpumalanga Province of South Africa, some 12km south-east of the town of Eloff and some 10km south of the town of Delmas. The elevation of the project is some 1,600 metres above mean sea level. The Highveld is a high plateau area of South Africa that includes the largest metropolitan area in the country, the Greater Johannesburg Metropolitan Area. The area of the Highveld is the size of Belgium, starting east of the Johannesburg centre and stretching to the Swaziland border, encompassing rural and urban areas of around 30,000 square kilometres.

The area around the Eloff Block is characterised by arable farming, predominantly maize and livestock (cattle). There also exists a large area around the project which is a natural wetland. The area is characterised by coal mining operations, many of which are opencast operations. The rehabilitation of these operations is planned to return the land to arable capability where possible.

Means of access

There is good all weather road access to the Eloff Block, with the N12 freeway from Johannesburg to Witbank passing some 12km to the north. The secondary road through Eloff and Delmas is some 12km north of the Eloff Block. The rail line from Johannesburg to Witbank follows the secondary road in the area some 12km north of the Eloff Block. There is a rail siding close to the town of Eloff. The proximity of the towns of Eloff and Delmas, several mining operations and the sidings and stations will ensure that the current access will be maintained.

Proximity of property to a population centre, nature of transport

The town of Eloff lies some 12km to the north-west, and Delmas is some 10km to the north. Witbank can be accessed from the N12 and is some one hour's drive. Johannesburg is some one hour's drive to the west of Delmas via the N12. Rail and bus services link Delmas to other centres throughout Mpumalanga Province and South Africa.

There is a ready pool of labour in the Witbank, Ogies and Delmas areas, much of which has previous experience in the mining sector; this availability has been enhanced following retrenchments as a number of local coal operations have recently closed or amalgamated with adjacent operations. There are a number of experienced mining contracting companies operating in the region.

Climate and operating season

The climate is characterised by well-defined seasons with hot summers and cool sunny winters. The summer months (August to March) bring brief afternoon thunderstorms. Summer temperatures range between 22°C and 34°C and winter brings with it dry, sunny days and chilly nights. The average winter (May-July) temperature is 15.5°C but temperatures can range between -10°C and 20°C in a single day.

The site lies in the Highveld summer rainfall region and is characterised by an average rainfall of some 750 to 1,000 mm per annum that usually takes place from October to March.

Mining operations in the region continue throughout the year and climatic conditions are not a major hindrance to operations.

Surface rights and available infrastructure

Homeland is not presently engaged in securing surface rights within the project area. The following table lists the current surface rights ownership details. At an appropriate stage of the overall project development, Homeland will enter into negotiations with surface rights owners.

**Surface rights owners, Eloff Block**

| Farm | Portion(s) | Surface Right Owner(s) |
|---|---|---|
| Weilaagte 271 IR | 0, 1 | S van Staden, G de Beer, M Smit, P Lombard |
| | 2 | J van Rensburg |
| | 3, 4, 6 | JJ Uys |
| | 5 | A Botha, T Olckers |
| | 7, 9 | W Oosterhuys |
| | 8 | Eye to Eye Trading, CDW du Plessis, K Oelofse, HC Steynberg, JJ Uys, JW Uys |
| | 10 | J Moolman |
| | 11 | W Handel, F Nel, HJ Nel (snr), HJ Nel (jnr) |
| Welgevonden 272 IR | 0 | R Probst |
| | 1, 2, 3, 4, 5, 6, 11, 12, 13, 14, 16, 17, 18 | S van Staden, G de Beer, M Smit, P Lombard |
| | 7, 9, 15 | A Botha, T Olckers |
| | 8 | HD Latcgan |
| | 10, 19 | Eloff Mining, FM Bruce-Brand, DC Irish, JP Otero del Val, AJ Stonall, LD Turvey |
| | 20, 21 | G Rappard, F Rappard |

*History*

Prior ownership

The Eloff Block, comprising the two farms Weilaagte 271 IR and Welgevonden 272 IR, has never been previously owned as such. However, various Companies have, in the past, had certain mineral rights to the coal resources underlying these farms and those in the immediate vicinity. As a result, previous prospecting drilling programmes have covered, to a greater or lesser degree, farms and portions thereof in the general area. The following table gives the historical and recent developments relating to the Eloff Block in particular.

**Historical development of the Eloff Block**

| Year | Companies undertaking exploration within the Eloff Block |
|---|---|
| 1950's | Mineral Search of Africa |
| 1960's | Anglo American Prospecting Services, Reef Metal Refineries, Fuel Research Institute |
| 1970's | Southern Sphere Mining & Development Company, Anglo American Corporation of South Africa, Transvaal Consolidated Land and Exploration Company, Geological Survey of South Africa |
| 1980's | Southern Sphere Mining & Development Company |
| 2007 | HMESA |

Details of previous exploration

Information available in the public domain (that has also been passed on to SRK) relates to the electronic borehole databases sourced by Homeland from the South African Council for Geoscience (**"CGS"**). These databases contain positional, lithological and analytical borehole data for 66 boreholes.

Prior Resource and Reserve estimates

No historical Coal Resource estimates are available in the public domain.

Historical production

This area is currently undeveloped in terms of actual mining operation and thus no historical production details are available.

*Geology Setting and Mineralization*

Regional Geology

The Witbank Coalfield is situated in the Northern Karoo Basin covering an area greater than 568,000ha, stretching from Springs in the west to Belfast in the east, and Middelburg in the north to Rietspruit in the south. The northern boundary of the coalfield is the outcrop of the coal-bearing sedimentary sequence against the pre-Karoo rocks of predominantly the Transvaal Supergroup while the southern boundary in the central portion of the basin is widely considered to be the sub-outcrop against a pre-Karoo felsite ridge know as the Smithfield Ridge. To the east and west of the central portion, the southern boundary is rather arbitrarily defined. The extreme eastern and western boundaries are defined by the outcrop of the coal-bearing sedimentary sequence against the pre-Karoo rocks of the Transvaal Supergroup, the Waterberg Group and intrusives of the Bushveld Igneous Complex. The following Figure illustrates the locality of the Witbank Coalfield in relation to the other South African coalfields.

**Location of the Witbank Coalfield**


ZIMBABWE
MOZAMBIQUE
BOTSWANA
NORTHERN PROVINCE
MPUMALANGA
GAUTENG
NORTH WEST
SWAZILAND
FREE STATE
LESOTHO
KWAZULU / NATAL
EASTERN CAPE
Indian Ocean
N
THE COALFIELDS OF SOUTH AFRICA
1. Limpopo
2. Waterberg
3. Western Soutpansberg
4. Central Soutpansberg
5. Eastern Soutpansberg
6. Springbok Flats
7. Witbank
8. Kangwane
9. O.F.S Vierfontein
10. Sasolburg-Vereeniging
11. South Rand
12. Highveld
13. Ermelo
14. Kliprivier
15. Utrecht
16. Vryheid
17. Nongoma
18. Somkele
19. Molteno
SRK Consulting

The Karoo Supergroup comprises sediments of the Groups and Formations (decreasing age) indicated in the following table:

**Composition of the Karoo Supergroup**

| Group | Formation |
|---|---|
| Dwyka | - |
| Ecca | (see below) |
| Beaufort<br>(previously Stormberg Group) | -<br>Molteno<br>Elliot<br>Clarens |
| Drakensberg | |

The coal measures of the Witbank Coalfield are hosted in the Ecca Group. The Ecca Group comprises the following Formations (deceasing age):

- Pietermaritzburg;
- Vryheid; and
- Volksrust.

Within the Witbank Basin, only the Vryheid Formation is present: the Pietermaritzburg Formation was never deposited and the Volksrust Formation has been eroded away. All of the Witbank Coalfield coal seams are hosted in the Vryheid Formation.

There are five major coal seams present in the Witbank Coalfield, named from the base upwards:

- The Number 1 Seam (No. 1 Seam, S1);
- The Number 2 Seam (No. 2 Seam, S2);
- The Number 3 Seam (No. 3 Seam, S3);
- The Number 4 Seam (No. 4 Seam, S4); and
- The Number 5 Seam (No. 5 Seam, S5).

In certain areas some of theses coal seams are locally split by clastic partings and thus the nomenclature is modified to accommodate for these splits e.g. the No. 2 Seam is often split and the nomenclature then applied is: the No. 2 Upper Seam and the No. 2 Lower Seam. The modification of the nomenclature for any split seam is often colloquial and this has often lead to confusion in terms of regional coal seam correlation. Nonetheless, the base nomenclature shown above is valid in all areas.

Due to the various environments of deposition and the present-day erosional surface, not all of the seams are always present at any one locality. The distribution of the lower coal seams is strongly influenced by basement topography while the distribution of the upper seams is controlled by present-day topography. Within the Witbank Coalfield, the most widely developed coal seam is the No. 2 Seam.

The structure and topography of the sedimentary succession has been controlled and affected by basement topography and igneous (dolerite) intrusions. The coal seams (and strata) are generally flat-lying although gently undulating with a regional dip to the south south-east of less than a degree.

The seams most affected by basement topography are the No. 1 and 2 seams. Their individual distribution and thickness is directly related to the basement topography. The seams often thin and sometimes pinch out over and against palaeotopographic highs. Internal structure of the strata and coal seams becomes complex in these areas where dips of up to 1 in 8 (7 degrees) have been observed. The strata (including coal) are also often faulted, although the displacements are rarely more than a metre. This faulting is not tectonically controlled. Rather, it is a function of differential compaction during burial and lithification.

The younger seams (No. 4 and 5) are less affected by basement topography. However, all the seams have been affected by dolerite intrusions in the form of sills and dykes. Near vertical dykes have very little displacement associated with their transgression through the seam, although minor floor rolls resulting from drag have been observed in underground mines. Sill transgressions, on the other hand, always result in some displacement, the magnitude being dependant on a number of factors including sill thickness and presence and orientation of pre-existing zones of weakness. These intrusions introduce local structural complexity by displacing seams relative to one another and isolating blocks of coal. Associated with all transgressions as well are sympathetic and antithetic slips within a variable zone either side of the intrusion. Another effect that the dolerite has is to burn or devolatilise the coal locally.

Dykes in the Witbank Coalfield vary in thickness from less than a metre to over 5m. The most prominent dyke in the Witbank Coalfield is the Ogies Dyke. This dyke has a strike length of over 100km from Ogies in the west to beyond Optimum Mine in the east. This dyke effectively splits the coalfield into a northern portion and a larger central-southern portion. The dyke attains a maximum thickness of 14m and sediments up to 20m either side of the dyke have been subject to folding. The burning limits are not constant but are on average up to 300m either side of the dyke. Within this zone, the coal has been either devolatilised or burnt. There appears to be a higher density of dykes in the central-southern portion of the coalfield, as indicated by intersections during mining operations. Sills also appear to be more prominent in the central-southern portion. The effects of burning and devolatilisation are more severe with sills as they can persist over extensive areas in close proximity to the coal seams while dykes only affect coal along the zone of intersection.

By far the greatest factor impacting on the distribution of the seams has been the basement palaeotopography. The Northern Karoo Basin displays vast valleys and ridges left after the scouring ice-sheets migrated across the supercontinent of Gondwanaland. These valleys and ridges have had a profound effect on the physical nature of the depositional environments and therefore on the distribution of sediment deposition and peat accumulation. The prevailing climatic conditions also had a significant influence since this affected plant growth and vegetation is needed for peat production. Plant growth itself can also impact on drainage patterns and hence sediment distribution. Surface erosion has had a major impact on the present day distribution of coal seams, especially the younger (No. 4 and 5) seams.

Five regional palaeovalleys, trending roughly NNE-SSW, have been identified into which the glacial outwash and subsequent braided streams and rivers flowed and where the extensive coal swamps formed. The valleys practically merge just south of the Ogies Dyke and here the seams become more regionally extensive and continuous. It is within the valleys themselves and in the more proximal regions that the seams become fewer and more complex, notwithstanding dolerite intrusions. A zone of roughly 25km either side of a line drawn roughly NNW-SSE through Witbank defines the area in which all 5 seams are present. This zone is called the Central Block.

The two lower-most seams, in particular the No. 2 seam, are the most extensive, while the No. 4 and 5 seams become more constrained towards the Central Block. The No. 5 seam has been (and continues to be) subject to surface erosion and weathering, resulting in lateral discontinuity. The seam is preserved in the deeper areas within the Central Block only. The No. 1 seam is also discontinuous, due to the palaeotopography.

Local and Property Geology

The Eloff Block is situated in the far western region of the Springs-Witbank Coalfield where the Karoo sediments are restricted to the palaeovalley known as the Vischkuil Valley (Smith and Whittaker, 1986). In this part of the coalfield, the pre-Karoo basement is comprised mainly of dolomites, cherts and quartzites of the Malmani Group (Transvaal Supergroup). The period of Dwyka glaciation, coupled with the fact that the glaciated surface is largely a dolomite sequence, resulted in a highly irregular and undulating basement onto which the Karoo sediments were deposited. The resultant seam thicknesses and seam distributions are highly influenced by this palaeotopography, especially the lower seams (No. 1 Seam and No. 2 Seam).

The present day surface topography is characterised by a gently sloping valley with its axis trending roughly north-south through the centre of the Eloff Block, and plunging to the north. Another river runs parallel to this along the western boundary of the prospecting right area.

Logging standards and coal seam nomenclatures have not been constant over the years of exploration drilling. The result is that in the historical database, reference is made to a No. 4 Seam, a No. 4 Upper Seam and a No. 4 Lower Seam. This is due to the fact that very locally, the No. 4 Seam is split by a clastic parting and hence the adapted nomenclature to account for this split. Only the No. 4 Lower has been considered for resource estimation where the split is evident.

Dolerite intrusions of late Karoo age i.e. post coal formation, have also impacted on coal morphology and quality. Transgressive sills have displaced seams in certain areas and both sills and dykes have heat-affected the coal seams locally in areas of transgression, and where the sills (particularly underlying the seams) are proximal enough to cause devolatilisation and burning of the coal. Dolerite dyke positions have not been established (no geophysical surveys are known to have been conducted or have been received by SRK) and dolerite sill modelling has yet to be undertaken. As of 31 July 2007 the borehole coal quality database had not been finalised and thus a Dry Ash Free Volatile isopach plot has not been included herein.

*Mineralisation*

Mineralised zones

Within the project area, all five Witbank coal seams are present to a greater or lesser degree. Not all seams are always present at any one locality and the distribution of the seams is strongly influenced by the present day erosional surface as well as by the palaeotopography of the original surface of accumulation. Only the No. 4 Lower Seam and the No. 2 Seam are considered as target coal seams for immediate future development. However, the No. 5 Seam, where it is found to be present in significant volumes (at potentially mineable thicknesses), will be considered for inclusion into Coal Resource estimates once the current prospecting drilling programme is complete.

Surrounding rock types

Karoo-aged sedimentary rocks ranging from coarse grained sandstones to very fine grained mudstones occur both interlaminated and interbedded above and below the target coal seams. The lowermost target coal seam, the No. 2 Seam, often occurs directly over the glacial Dwyka tillite, and occasionally in direct contact with the pre-Karoo dolomites of the Malmani Subgroup (Chuniespoort Group, Transvaal Supergroup).

Description of mineralisation

The target coal seams are discrete coal seams bounded above and below by clastic sedimentary rocks. Within the coal seams, however, there are almost always present a number of intra-seam clastic partings consisting predominantly of mudstones and minor siltstones. Only a few of these intra-seam partings are laterally persistent and can be identified consistently in borehole cores. These partings often represent minor changes in the palaeo-depositional environment.

Coal Qualities

Regional coal qualities are relatively low *i.e.* the coal is considered to be a low grade (C, D) coal suitable for the power generating industry and possibly the CTL process. Historical results of washability analyses indicate some potential for upgrading as do the results received for the current prospecting drilling programme.

*Exploration*

In the South African context, the term "exploration" refers to geophysical surveys and investigation not including prospecting drilling.

It is believed that no geophysical surveys and subsequent investigations have been carried out on this project. However, geophysical wireline logging will be carried out during a later phase of prospecting drilling.

*Drilling*

No details regarding the type and extent of previous drilling programmes have been received. Only limited details relating to the overall depth of historic boreholes has been received as incorporated into the electronic databases received from the CGS.

The current phase of prospecting drilling utilises standard diamond coring (water-flush) techniques and core recovery methods in common use throughout the coalfields of South Africa. A TNW (World Series) drill bit is used producing 60.5mm diameter core. All boreholes are currently drilled to the pre-Karoo basement (Malmani dolomites) or into the Dwyka tillites, whichever comes first (the tillite may not always be present overlying the pre-Karoo basement lithology of the Malmani dolomites, which are always present). The drill pattern for the current phase of prospecting has been designed to result in a final borehole density of at least 4 boreholes per 100ha within the defined Coal Resource Blocks.

Standard core drilling procedures are followed whereby all core recovered is laid out (on the ground and/or in core trays) in either 10m lengths or on a run-by-run basis. In either case, both lithological and geotechnical logging are easily facilitated. All coal intersections, including up to 5m of roof and at least 3m of floor material, is packed into lockable core boxes for transport to a designated secure core shed.

The drilled coal intersection length (apparent thickness) is deemed to be equal to the true thickness since the boreholes are drilled vertically through relatively flat-lying (horizontal) coal seams. The maximum depth drilled on the property is some 130m.

*Sample Preparation, Analyses and Security*

In terms of the current prospecting drilling programme, coal intersections being identified as suitable for analytical testing are logged in the usual way. Identified coal samples are placed into bags and appropriately tagged with unique sample numbers. The entire selected sample is bagged. Samples are then ready to be transported to the laboratory.

The laboratory currently used for all coal analytical testwork is Witlab. The following sub-sections refer to QA/QC procedures employed by the laboratory. Witlab follows prescribed local (South African Bureau of Standards) and international (International Standards Organization) standards for coal sample preparation.

Witlab has applied for accreditation to ISO/IEC 17025 : 1999(E) and to this end has submitted its Quality Manual to the SANAS. SANAS is recognised by the South African Government as the single National Accreditation Body that gives formal recognition that Laboratories, Certification Bodies, Inspection Bodies, Proficiency Testing Scheme Providers and Good Laboratory Practice test facilities are competent to carry out specific tasks. A quality management system is in operation at the laboratory and the first audit from SANAS is to be scheduled once the Quality Manual has been approved.

All analytical results are entered into the laboratory management system using an established commercial system VERILIMS. The use of VERILIMS ensures traceability of all results and rapid communication of results to client's electronic format.

Witlab participates in recognized "round robin" quality control procedures and the results and certificates are available from the laboratory on request.

Witlab has been subjected to laboratory audits from both local and international clients.

Witlab is a privately owned company that is paid a fee for analytical testwork performed. Witlab holds no equity or material interest in any of its client's operations or businesses.

The laboratory is situated in the town of Witbank with easy access to collieries and load-out stations in the Witbank and Ermelo Coalfields.

Codes of Practise are available from the laboratory on request for all sampling, sample preparation and analysis procedures. Procedures can be validated for BS, ISO and ASTM protocols.

*Mineral Resource and Mineral Reserve Estimates*

The SAMREC Code and the Canadian Institute of Mining Metallurgy and Petroleum CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines, both recognise the use of definitions of Mineral Resources and Mineral Reserves; furthermore, both codes make use of the definitions of "Measured", "Indicated" and "Inferred" Mineral Resources in decreasing geological confidence. Comparison of these two codes reveals significant aspects of similarity:

Both recognise the role of a "Qualified Person" (**"CIMM 2005"**) and a "Competent Person" (**"SAMREC"**), who is appropriately experienced and is a member of a recognised professional association.

The relevant Mineral Resource definitions from the CIMM 2005 Code and SAMREC are presented below - the CIMM 2005 Definition Standards is presented first, followed by the corresponding italicised SAMREC definition.

- An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

- *An 'Inferred Mineral Resource' is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.*

- An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

- *An 'Indicated Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.*

- A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

- *A 'Measured Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as*

*outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.*

In terms of the definitions, there are close similarities between the two codes; within SAMREC, only Measured and Indicated Mineral Resources can be converted to Proven and Probable Mineral Reserves, analogous with the CIMM 2005 Definition Standards. Accordingly, the Mineral Resource statement reported in accordance with the classification criteria of SAMREC would be identical to one reported in accordance with the CIMM 2005 Definition Standards.

The coal resources estimated and reported herein pertain only to the No. 4 Lower Seam and the No. 2 Seam, and include only opencastable coal resources. These two seams are the current target coal seams for immediate future development. The No. 5 Seam, where it is found to be present in significant opencastable volumes, will be considered for inclusion into Coal Resource estimates once the current prospecting drilling programme is complete. Similarly, coal resources for the No. 2 Seam, where it can potentially be mined by underground methods, will be estimated.

The defined opencastable Coal Resource blocks have been determined from a geological model developed by SRK based on CGS data received from Homeland and, where possible, verified by SRK. The key parameters used to define the coal resource blocks are:

- A minimum seam thickness of 0.5m;
- A minimum overburden thickness (assumed to be equivalent to the depth of weathering) of 5.0m; and
- A maximum strip ration (bank cubic metres waste : tonnes coal) of 6.0:1.

Reported here are Gross *In Situ* Tonnages and *In Situ* Qualities based on the geological model developed by SRK based on CGS data.

**Classified Coal Resources associated with the Eloff Block**

| **Block Name** | **Seam Name** | **Measured (Mt)** | **Indicated (Mt)** | **Inferred (Mt)** | **Total (Mt)** |
|---|---|---|---|---|---|
| S4L Total OC1 | No. 4 Lower | - | - | 43 | 43 |
| S4L Total OC2 | No. 4 Lower | - | - | 40 | 40 |
| *Sub-total* | *No. 4 Lower* | - | - | *83* | *83* |
| S2 Total OC1 | No. 2 | - | - | 276 | 276 |
| S2 Total OC2 | No. 2 | - | - | 23 | 23 |
| *Sub-total* | *No. 2* | | | *299* | *299* |
| **Grand Total** | **ALL** | - | - | **382** | **382** |

**Raw Coal Qualities associated with the Eloff Block**(1)

| **Seam Name** | **Calorific Value (MJ/kg)** | **Ash Content (%)** | **Volatile Matter (%)** | **FC (%)** |
|---|---|---|---|---|
| No. 4 Lower | 20.36 | 32.14 | 23.38 | 41.38 |
| No. 2 | 17.44 | 36.99 | 17.39 | 34.78 |

**Note:**

(1) Coal qualities are based on historical borehole data averages.

The coal qualities presented herein are based exclusively on borehole data available for those boreholes where the full seam has been sampled.

Mr. Grant van Heerden, Pr.Sci.Nat, has estimated the coal resources reported herein.

*Development and Operations*

The Eloff Project is currently an exploration property, and therefore there is little substantial additional development of the project as at 31st July 2007. The current prospecting drilling programme commenced in March 2007.

A conceptual mining plan has been developed by Tshedza Mining Resource (Pty) Ltd. (**"Tshedza"**), a subsidiary of Homeland. A more suitable mine plan will be finalised following the completion of the current prospecting drilling programme.

Homeland is in discussions with the South African electricity supply utility, Eskom, regarding a suitable offtake agreement. Homeland is also discussing the possibilities of using the coal for CTL feedstock supply and also the supply of upgraded products into the inland and export markets with the relevant customers.

Initial environmental studies for the Eloff Block have been undertaken by Ferret Mining and Environmental Services (Pty) Ltd, an environmental consultancy service. The following environmental impact assessments have been carried out:

- bio-diversity;
- geohydrology and hydrology;
- soil and land capability; and
- social climate aspects.

Consultations are ongoing with the interested and effected parties and the EMPR is currently being prepared, which will also be required for the conversion of the current prospecting right to a mining right.

A Social and Labour Plan has been prepared by Tshedza in readiness for the conversion to a mining right.

**Kendal Mineral Property, Mpumalanga Province, South Africa**

*Property Description and Location*

The Kendal Project is a moderate coal resource, largely opencastable, partly underlying predominantly farming (maize and livestock) land, and has historically supported mining operations supplying coal to the local industry. The project area lies in the west-central region of the Witbank Coalfield, and the surrounding areas have supported a number of mining operations, both historically and currently.

*Accessibility, Climate, Local Resources, Infrastructure and Physiography*

Topography, elevation and vegetation

The Kendal Project is situated at approximately Latitude 26°04' South, Longitude 28°59' East on the Highveld in Mpumalanga Province of South Africa, some 6km west of the town of Ogies. The elevation of the project is some 1,570 metres above mean sea level. The Highveld is a high plateau area of South Africa that includes the largest metropolitan area in the country, The Greater Johannesburg Metropolitan Area. The area of the Highveld is the size of Belgium, starting east of the Johannesburg centre and stretching to the Swaziland border, encompassing rural and urban areas of around 30,000 square kilometres.

The area around the Kendal Project is characterised by arable farming, predominantly maize and livestock (cattle), and a significant amount of the nation's staples are farmed in the region. The area is also characterised by coal mining operations, both opencast and underground operations. The rehabilitation of these operations is planned to return the land to arable capability where possible.

Means of access

An efficient network of all weather roads operates in the area of the Kendal Project, with the N12 freeway from Johannesburg to Witbank passing some 5km to the north. The secondary road between Delmas and Ogies traverses the Kendal Project. The rail line from Johannesburg to Witbank follows this secondary road in the area and also passes through the centre of the Kendal Project. There is a rail siding some 3km to the west of the Kendal Project. There is good all weather road access to the Kendal Project and the proximity of the town of Ogies, several mining operations and the sidings and stations will ensure that the current access will be maintained.

Proximity of property to a population centre, nature of transport

The town of Ogies lies some 6km to the east. Witbank can be accessed from the N12 and is some one half hour's drive. Johannesburg is some one and a half hour's drive to the west of Ogies via the N12. Rail and bus services link Ogies to other centres throughout Mpumalanga Province and South Africa.

There is a ready pool of labour in the Witbank, Ogies and Delmas areas, much of which has previous experience in the mining sector; this availability has been enhanced following retrenchments as a number of local coal operations have recently closed or amalgamated with adjacent operations. There are a number of experienced mining contracting companies operating in the region.

Climate and operating season

The climate is characterised by well-defined seasons with hot summers and cool sunny winters. The summer months (August to March) bring brief afternoon thunderstorms. Summer temperatures range between 22°C and 34°C and winter brings with it dry, sunny days and chilly nights. The average winter (May-July) temperature is 15.5°C but temperatures can range between -10°C and 20°C in a single day.

The site lies in the Highveld summer rainfall region and is characterised by an average rainfall of some 750 to 1,000 mm per annum that usually takes place from October to March.

Mining operations in the region continue throughout the year and climatic conditions are not a major hindrance to operations.

Surface rights and available infrastructure

Homeland is in the process of securing all necessary surface rights for the Kendal Project through the purchase of lands covered by the area of interest. Presently, the surface rights are held by private individuals and companies as indicated below.

**Surface rights owners, Kendal Project**

| Farm | Portion | Surface Right Owner | Comments |
|---|---|---|---|
| Bankfontein 216 IR | 6 | Homeland | Effectively whole farm Henma 291 IR |
| Heuvelfontein 215 IR | 5 | Kendal Estate | Offer to purchase by Homeland |
| Heuvelfontein 215 IR | 10 | Kendal Estate | Offer to purchase by Homeland |

*History*

Prior ownership

Previously named Zaid Colliery (Pty) Ltd, this mine was operated for a short period of time by Chemsteel Mineral Development (Pty) Ltd (**"Chemsteel"**). The colliery supplied a processed product to Coalbrite Distributors (Pty) Limited during the 1990's. Concor Mining (**"Concor"**), a division of Concor Holdings (Pty) Limited, purchased Chemsteel and took over the operations. During 2003 Concor decided to retain only core business operations and Q2 Mining (Pty) Ltd then acquired the mining operations from Concor. Under the new mining rights legislation, Zamori 272 (Pty) Ltd. (now Ferret Coal (Kendal) (Pty) Ltd.), a wholly owned subsidiary of Ferret Coal, applied for a new order mining right during December 2005 which was accepted, but in March 2007 the DME informed Ferret Coal that the application had been refused. In April 2007, Zamori received a Letter of Acceptance from the DME for Portions 5 and 10 (Portion 83) of Heuvelfontein 215 IR and Portion B of Bankfontein 216 IR. The following table gives the historical and recent development relating to the Kendal Project in particular.

**Historical development of the Kendal Project**

| *Year* | *Activity* |
|---|---|
| 1991 | Operations conducted by Chemsteel |
| 2003 | Concor sale of operations to Q2 Mining |
| 2005 | New order mining right application (Zamori) accepted by DME for Portion 6 of Bankfontein 216 IR and Portion 5 and 10 of Heuvelfontein 215 IR |
| 2006 | Sale of Ferret Coal to Homeland (Homeland becomes an effective 74% owner of Zamori) |
| 2007 | March: DME refuses application by Ferret for Portion 6 of Bankfontein 216 IR and Portion 5 and 10 of Heuvelfontein 215 IR |
| 2007 | April: DME accepts an application by Zamori for Portion 5 and 10 of Heuvelfontein 215 IR and Portion 6 of Bankfontein 216 IR |

Details of previous exploration

Information available in the public domain relates to the electronic borehole databases sourced by Homeland from the CGS. These databases contain positional and limited lithological borehole data.

Prior Resource and Reserve estimates

No historical Coal Resource estimates are available in the public domain. SRK prepared an independent engineers' report (**"IER"**) for Homeland at the end of 2006 and into early 2007 concerning, among other prospects, the Kendal Project. At the time of that IER, SRK prepared a Coal Resource estimate, based on

information forwarded to SRK by Homeland, for Block D of the Kendal Project. In light of the current exploration drilling programme and additional data received since that IER, SRK has re-estimated the coal resources for the entire Kendal Project area.

Historical production

Mining operations commenced on Block C in 1991 and were terminated in 2002. No historical production and/or sales figures are available.

Underground production occurred in the Block E No. 4 Seam between the 1910s and the 1950s. No historical production and/or sales figures are available.

*Geology Setting*

For a description of the geology setting see "Eloff Mineral Property, Mpumalanga Province, South Africa – Geology Setting".

Local and Property Geology

The Kendal Project is situated in the far west-central region of the Springs-Witbank Coalfield. In this part of the coalfield, the pre-Karoo basement is comprised mainly of dolomites, cherts and quartzites of the Malmani Group (Transvaal Supergroup). The period of Dwyka glaciation, coupled with the fact that the glaciated surface is largely a dolomite sequence, resulted in a highly irregular and undulating basement onto which the Karoo sediments were deposited. The resultant seam thicknesses and seam distributions are highly influenced by this palaeotopography, especially the lower seams (No. 1 Seam and No. 2 Seam).

The present day surface topography is characterised by a gently sloping valley with its axis trending roughly north-south through the centre of the Kendal Project, and plunging to the north. This present day erosional surface impacts on the seam thicknesses and seam distributions, especially the upper seams (No. 4 Seam and No. 5 Seam).

Logging standards and coal seam nomenclatures have not been constant over the years of exploration drilling. The result is that in the historical database, reference is made to a No. 4 Seam, a No. 4 Upper Seam and a No. 4 Lower Seam. This is due to the fact that very locally, the No. 4 Seam is split by a clastic parting and hence the adapted nomenclature to account for this split. Only the No. 4 Lower has been considered for resource estimation where the split is evident.

Dolerite intrusions of late Karoo age *i.e.* post coal formation, have also impacted on coal morphology and quality. Transgressive sills have displaced seams in certain areas and both sills and dykes have heat-affected the coal seams locally in areas of transgression, and where the sills (particularly underlying the seams) are proximal enough to cause devolatilisation and burning of the coal. Dolerite dyke positions have not been established (no geophysical surveys are known to have been conducted) and dolerite sill modelling has yet to be undertaken. As of 31 July 2007 the borehole coal quality database had not been finalised and thus a Dry Ash Free Volatile isopach plot has not been included herein.

*Mineralisation*

Mineralised zones

Within the project area, all five Witbank coal seams are present to a greater or lesser degree. Not all seams are always present at any one locality and the distribution of the seams is strongly influenced by

the present day erosional surface as well as by the palaeotopography of the original surface of accumulation. For the purposes herein, the No. 4 Seam, the No. 3 Seam and the No. 2 Seam are considered as target coal seams for immediate future development. The No. 3 Seam is only considered to be of economic importance over Block D. The No. 5 Seam, where it is found to be present in significant volumes (at potentially mineable thicknesses), will be considered for inclusion into Coal Resource estimates once the current prospecting drilling programme is complete.

Surrounding rock types

Karoo-aged sedimentary rocks ranging from coarse grained sandstones to very fine grained mudstones occur both interlaminated and interbedded above and below the target coal seams. The lowermost target coal seam, the No. 2 Seam, often occurs directly over the glacial Dwyka tillite, and occasionally in direct contact with the pre-Karoo dolomites of the Malmani Subgroup (Chuniespoort Group, Transvaal Supergroup).

Description of mineralisation

The target coal seams are discrete coal seams bounded above and below by clastic sedimentary rocks. Within the coal seams, however, there are almost always present a number of intra-seam clastic partings consisting predominantly of mudstones and minor siltstones. Only a few of these intra-seam partings are laterally persistent and can be identified consistently in borehole cores. These partings often represent minor changes in the palaeo-depositional environment.

Coal Qualities

Regional coal qualities are relatively low *i.e.* the coal is considered to be a low grade (C, D) coal suitable for the power generating industry and possibly the CTL process. Current results of washability analyses are inconclusive regarding the potential for upgrading.

*Exploration*

In the South African context, the term "exploration" refers to geophysical surveys and investigation not including prospecting drilling.

No geophysical surveys and subsequent investigations have been carried out on this project.

*Drilling*

No details regarding the type and extent of previous drilling programmes have been received. Only limited details relating to the overall depth of historic boreholes has been received as incorporated into the electronic databases received via Homeland from the CGS.

The current phase of prospecting drilling utilises standard diamond coring (water-flush) techniques and core recovery methods in common use throughout the coalfields of South Africa. A TNW (World Series) drill bit is used producing 60.5mm diameter core. All boreholes are currently drilled to the pre-Karoo basement (Malmani dolomites) or into the Dwyka tillites, whichever comes first (the tillite may not always be present overlying the pre-Karoo basement lithology of the Malmani dolomites, which are always present). The drill pattern for the current phase of prospecting has been designed to result in a final borehole density of at least 4 boreholes per 100ha (within the defined Coal Resource Blocks).

Standard core drilling procedures are followed whereby all core recovered is laid out (on the ground and/or in core trays) in either 10m lengths or on a run-by-run basis. In either case, both lithological and geotechnical logging are easily facilitated. All coal intersection, including up to 5m of roof and at least 3m of floor material, is packed into lockable core boxes for transport to a designated secure core shed.

The drilled coal intersection length (apparent thickness) is deemed to be equal to the true thickness since the boreholes are drilled vertically through relatively flat-lying (horizontal) coal seams. The maximum depth drilled on the property is some 70m.

*Sample Preparation, Analyses and Security*

No information has been received regarding the historical sample preparation, analyses and security. Information contained in the CGS electronic data files indicate sampling methodologies and the analyses performed by way of results contained in the data files. For the purpose of the Mineral Resource and Mineral Reserve Estimates, SRK considered the data to have been generated through industry standard best practices prevalent at the time, and thus is satisfied that the results can be used with a moderate degree of confidence.

In terms of the current prospecting drilling programme, coal intersections being identified as suitable for analytical testing are logged in the usual way. Identified coal samples are placed into bags and appropriately tagged with unique sample numbers. The entire selected sample is bagged. Samples are then ready to be transported to the laboratory.

The laboratory currently used for all coal analytical testwork is Witlab (Pty) Ltd (**"Witlab"**). The following sub-sections refer to quality assurance and quality control (**"QA/QC"**) procedures employed by the laboratory.

Witlab follows prescribed local (South African Bureau of Standards, **"SABS"**) and international (International Standards Organisation, **"ISO"**) standard procedures for coal sample preparation.

Witlab has applied for accreditation to ISO/IEC 17025 : 1999(E) and to this end has submitted its Quality Manual to the South African National Accreditation System (**"SANAS"**). SANAS is recognised by the South African Government as the single National Accreditation Body that gives formal recognition that Laboratories, Certification Bodies, Inspection Bodies, Proficiency Testing Scheme Providers and Good Laboratory Practice test facilities are competent to carry out specific tasks. A quality management system is in operation at the laboratory and the first audit from SANAS is to be scheduled once the Quality Manual has been approved.

The two schemes in use at the laboratory are the SABS Coalspec operating on a quarterly basis and the Yanka scheme operating on a monthly basis. The results from these to schemes are available on request in the form of a "results pack" which can be delivered to clients' offices.

All analytical results are entered into the laboratory management system using an established commercial system VERILIMS. The use of VERILIMS ensures traceability of all results and rapid communication of results to client's electronic format.

Witlab participates in recognized "round robin" quality control procedures and the results and certificates are available from the laboratory on request.

Witlab has been subjected to laboratory audits from both local and international clients.

Witlab is a privately owned company that is paid a fee for analytical testwork performed. Witlab holds no equity or material interest in any of its clients operations or businesses.

The laboratory is situated in the town of Witbank with easy access to collieries and load-out stations in the Witbank and Ermelo Coalfields.

The laboratory is in the process of being accredited by SANAS. Codes of Practise are available from the laboratory on request for all sampling, sample preparation and analysis procedures. Procedures can be validated for BS, ISO and ASTM protocols.

Ongoing monitoring and routine SANAS-approved checks on scales and furnaces (including calibration of all analytical equipment and instrumentation) ensure representative and repeatable results.

Results checking procedures are built into the VERILIMS system. All results outside pre-determined limits are highlighted & re-checked.

Homeland is satisfied that the coal sampling methodologies and the use of Witlab's analytical services is sufficient to allow for a high degree of confidence in the coal quality results and their representivity of the Kendal Block.

*Mineral Resource and Mineral Reserve Estimates*

For a description of the classification procedures to determine Mineral Resource and Mineral Reserve Estimates see "Eloff Mineral Property, Mpumalanga Province, South Africa – Mineral Resource and Mineral Reserve Estimates".

The coal resources estimated and reported on pertain only to the No. 4 Seam, the No. 3 Seam and the No. 2 Seam, and include only opencastable coal resources. These seams are the current target coal seams for immediate future development. The No. 5 Seam, where it is found to be present in significant opencastable volumes, will be considered for inclusion into Coal Resource estimates once the current prospecting drilling programme is complete.

The defined opencastable Coal Resource blocks have been determined from a geological model developed by SRK based on CGS data received from Homeland and, where possible, verified by SRK. The key parameters used to define the coal resource blocks are:

- A minimum seam thickness of 1.0m; and
- A minimum overburden thickness (assumed to be equivalent to the depth of weathering) of 10.0m.

Reported here are Gross *In Situ* Tonnages and *In Situ* Qualities based on the geological model developed by SRK based on CGS data and data from the current exploration drilling programme.

**Classified Coal Resources associated with the Kendal Project**

| Block Name | Seam Name | Measured (Mt) | Indicated (Mt) | Inferred (Mt) | Total (Mt)[1] |
|---|---|---|---|---|---|
| B | No. 4 Seam | 0.0 | 0.0 | 0.9 | 0.9 |
| C | No. 4 Seam | 0.0 | 0.0 | 0.1 | 0.1 |
| D | No. 4 Seam | 1.1 | 0.0 | 0.0 | 1.1 |
| E Virgin | No. 4 Seam | 0.0 | 0.0 | 2.0 | 2.0 |

| Block Name | Seam Name | Measured (Mt) | Indicated (Mt) | Inferred (Mt) | Total (Mt)(1) |
|---|---|---|---|---|---|
| E Pillars(2) | No. 4 Seam | 0.0 | 0.0 | 2.2 | 2.2 |
| D | No. 3 Seam | 1.5 | 0.0 | 0.0 | 1.5 |
| B | No. 2 Seam | 2.5 | 0.0 | 0.0 | 2.5 |
| C | No. 2 Seam | 0.0 | 0.7 | 0.0 | 0.7 |
| D | No. 2 Seam | 3.6 | 0.0 | 0.0 | 3.6 |
| E | No. 2 Seam | 0.0 | 0.0 | 15.9 | 15.9 |
| F | No. 2 Seam | 0.0 | 0.0 | 4.1 | 4.1 |
| **TOTAL** | **ALL** | **8.7** | **0.7** | **25.2** | **34.6** |

**Notes:**

(1) Tonnages have not been discounted for geological or other losses.
(2) Block cover previously mined No. 4 Seam (assumed 60% volumetric extraction).

**Average *In Situ* (raw) Coal Qualities associated with the Kendal Project as at 31 July 2007**

| Seam Name | Calorific Value (MJ/kg) | Ash Content (%) | Volatile Matter (%) | FC (%) |
|---|---|---|---|---|
| No. 4 Seam(1) | 19.52 | 33.2 | 20.9 | 42.2 |
| No. 3 Seam(2) | 25.85 | 17.7 | 27.1 | 51.5 |
| No. 2 Seam(3) | 23.55 | 22.2 | 20.9 | 53.2 |

**Notes:**

(1) Qualities representative of Block D only.
(2) Qualities representative of Block D only.
(3) Qualities representative of Blocks C, D and F only.

The coal qualities presented are based exclusively on borehole data available for those boreholes where the full seam has been sampled.

Mr. Grant van Heerden, Pr.Sci.Nat, has estimated the coal resources reported herein.

*Development and Operations*

The Kendal Project is currently a pre-development property. The current prospecting drilling programme commenced in March 2007.

A conceptual mining plan has been developed for Block D and was reported in the IER compiled by SRK for Homeland in 2006. A conceptual plan has been carried out for a portion of Block B, but this will need to be revised following the additional exploration and re-estimation of coal resources. A suitable mine plan will be finalised for the Kendal Project following the granting of the necessary rights and the completion of the current prospecting drilling programme and re-estimation of the coal resources for the entire Kendal Project.

A Parnaby 200tph modular dense medium coal washing plant is being constructed on Block C, and may be used to process the coal from the nearby coal mining operations until the necessary rights and permits for the mining of coal from the Kendal Project are received from the relevant authorities. This plant is being commissioned during the fourth quarter of 2007. Homeland is not aware of any potential problems in obtaining the necessary permits and permissions.

Homeland is in discussions with the South African electricity supply utility, Eskom, regarding a suitable off-take agreement. Homeland is also discussing the supply of the upgraded products into the inland and export markets with the relevant customers.

Initial environmental studies for the Kendal Project have been undertaken by Ferret Mining and Environmental Services (Pty) Ltd, an environmental consultancy service. The following environmental impact assessments have been carried out:

- bio-diversity;
- geohydrology and hydrology;
- soil and land capability; and
- social climate aspects.

Consultations are ongoing with the interested and effected parties and the EMPR is currently being prepared, which will be required for the granting of the mining right. A Social and Labour Plan has been prepared as part of the mining right application.

## SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF HOMELAND

The following discussion and analysis of the financial condition and results of operations for Homeland relates to the audited financial statements of Homeland as of and for the year ended December 31, 2006 and the notes thereto, and the unaudited consolidated financial statements of Homeland as of and for the period ended September 30, 2007 and the notes thereto. Such financial statements and management's discussions and analysis are included elsewhere in this Filing Statement. The information provided in this discussion and analysis is subject to such financial statements and the reader should closely review such financial statements.

Statements included herein that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties and which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements. Readers should also refer to the cautionary statement with respect to forward-looking statements contained under the caption "Special Note Regarding Forward Looking Statements" on page 10 in this Filing Statement.

*Background*

Homeland was incorporated as Homeland Uranium Inc. under the laws of Ontario on December 7, 2004 and on September 5, 2006 received authorization from the Ontario Ministry of Consumer and Business Services to apply for continuance into another jurisdiction. On October 12, 2006, Homeland was continued into the British Virgin Islands as Homeland Energy Corp., a company incorporated under the provisions of the BVI Business Companies Act, 2004. At that time, Homeland intended pursuing a listing on the Alternative Investment Market of the London Stock Exchange and had no business activity in Canada. Homeland is classified as a development stage company.

The registered office of Homeland is located at Craigmuir Chambers, Road Town, Tortola, BVI. Homeland also has offices at: 144 Front Street West, Suite 780, Toronto, Ontario, Canada; 1 Berkeley Street, Suite 307, London, England; and Bureau de Paul Building 3, Corner Nelson Mandela Avenue and Paul Sauer Street, Witbank, South Africa.

*Performance Summary*

Homeland is a private company focused on coal exploration and development in southern Africa. Homeland holds and has submitted applications for three advanced development / pre-development coal projects in South Africa and, through local subsidiary companies, has received prospecting rights for eight earlier-stage exploration properties in the Witbank, Middelburg and Carolina areas. Homeland is currently negotiating to acquire interests in a number of additional coal projects in South Africa, Botswana and Swaziland.

Homeland complies fully with the Black Economic Empowerment requirements of the Minerals and Petroleum Resources Development Act. Significant interests in the South African subsidiaries of Homeland are held by companies owned by historically disadvantaged South Africans.

Homeland is also a significant shareholder of Homeland Uranium Inc., a Canadian company involved in the exploration and development of Uranium projects in Niger and the United States. Homeland views this as a strategic investment which it expects to retain for the foreseeable future.

*Selected Information*

The following table sets forth selected historical financial information for Homeland for the period ended September 30, 2007 and the year ended December 31, 2006 and selected balance sheet data as at September 30, 2007 and December 31, 2006. As noted above, the information as of September 30, 2007 and the period then ended is derived from the unaudited consolidated financial statements of Homeland. All of such information should be read in conjunction with such financial statements (see Schedule B - Financial Statements of Homeland).

| **Balance Sheet Data** | **September 30, 2007 (Unaudited)[1]** | **December 31, 2006 (Audited)** |
|---|---|---|
| Total Assets | $27,715,929 | $13,231,036 |
| Total Liabilities | $1,856,978 | $358,609 |

**Note:**

(1) Additional equity was issued generating $15.4m and the Homeland Convertible Debenture was issued generating $2.1m. This additional $17.5m was invested in Homeland Uranium Inc. ($5.6m), invested in coal projects including related fixed assets ($4.6m), spent on overheads both local and international ($4.1m), and the balance of $3.2m remains in cash.

| **Income Statement Data** | **9 Months Ended September 30, 2007 (Unaudited)** | **Year Ended December 31, 2006 (Audited)** |
|---|---|---|
| Total Revenue | $- | $- |
| Net income (loss) | $(3,972,052) | $(2,949,353) |

*Results of Operations*

The net loss for the three months ended September 30, 2007 was $1,615,399, compared with $1,392,134 and $964,519 in the three months ended June 30 and March 31, 2007, respectively, (fiscal 2006: $514,552, $248,157 and $741,013 respectively). Included in the net loss for the three months ended September 30, 2007 (and the three months ended June 30 and March 31, 2007) was $246,652, $523,364

and $229,122 of management and administrative services, $197,949, $191,862 and $185,356 of professional and consulting fees and $402,361, $147,235 and $195,493 of travel and accommodation expenses.

Management and administrative services expenditure has increased significantly since 2006 ($101,797, $131,639 and $133,172 in the three quarters respectively) as a result of the additional staff hired in both South Africa and Canada. The significant cost of professional consultants included audit fees, in both Canada and South Africa, legal fees, in both Canada and South Africa (largely attributable to the legal title opinion and the numerous contracts negotiated in the early stages of the various projects), as well as the fees paid to SRK with regards the Competent Persons Reports associated with the Merger. Frequent visits by London and Toronto based management to South Africa, attendance of directors at in-person Board Meetings, and the costs associated with negotiations with potential investors, customers and partners have resulted in consistently high travel costs throughout the period.

A significant component of the net loss for 2007 was $901,819 of stock-based compensation (2006: $457,033), being the calculated value of the stock options granted and/or vested during the period. Stock-based compensation is a non-cash expense. The fair value of the stock options was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 4% per annum, expected volatility of 100%, an expected dividend rate of nil and an expected life of 2.5 years. The exercise price of all share purchase options granted was greater than or equal to the market price at the grant date.

A further non-cash, deemed expense was computed as a result of the bifurcation of the convertible debenture using the Black-Scholes option pricing model, assuming a risk-free interest rate of 4% per annum, expected volatility of 40%, an expected dividend rate of nil and an expected life of 2 years. This computed interest expense amounted to $62,242 and was added to the actual interest paid during the three and six months ended September 30, 2007 of $64,169 and $72,031 respectively.

The substantial increase in office and administration expenses from $18,949 in the first nine months of 2006, to $284,009 in the nine months of 2007 is due to the higher level of exploration and development activities and the resultant expansion of the office facilities and management structure. Homeland now has full time staff in offices in London, Toronto and Witbank, South Africa.

*Liquidity and Capital Resources*

Cash used in operating activities for the quarter ended September 30, 2007 was $1,505,684 and included administrative expenses and interest income of $978,277, compared to $300,070 used during the quarter ended September 30, 2006. Non-cash working capital used $527,407 during the current quarter under review, compared $225,230 for the quarter ended September 30, 2006.

Cash provided by financing activities was $2,207,449 during the quarter ended September 30, 2007, compared to $1,323,277 during the quarter ended September 30, 2006. Warrants and options were exercised generating $166,931 during the current quarter, compared to $161,355 during the quarter ended September 30, 2006. As well, Homeland issued 670,690 Homeland Common Shares. Net of financing costs, this generated $2,040,518 in cash. During the comparative quarter last year, Homeland received $1,161,922 net of financing costs.

In addition, on June 12, 2007, Homeland entered into a Loan Agreement with GC-Global Capital Corp. in terms of which Homeland borrowed the principal amount of US$2 million through the Homeland Convertible Debenture on the following terms:

- interest rate of 12% per annum;

- principal repayable after 24 months, or earlier at the option of Homeland;
- convertible by the lender into Homeland common shares, at £1.25 ($2.64) per Homeland common share (pre-Share Split) prior to the date of any initial public offering, or at the lesser of (a) US$4.50 (pre-Share Split) and (b) a 25% discount to the initial public offering price per Homeland common share on or following the date of the initial public offering; and
- 5,000,000 common shares of Homeland Uranium Inc. pledged as security.

Cash used in investing activities in the quarter ended September 30, 2007 was $2,603,263, compared to $1,176,728 during the quarter ending September 30, 2006. Expenditures on exploration and development used $1,548,236 during the current quarter, compared to $1,044,646 used during the comparative quarter of 2006. Drilling at Homeland's South African coal properties only began in May 2007. In June 2006 Homeland completed the purchase of Ferret Coal of South Africa, including its application for a mining licence for the Kendal coal deposit (formerly Zaid Colliery). Consideration for this acquisition was $2,105,106 (ZAR 13,000,000). Homeland used $450,518 to fund equipment purchases during the quarter ended September 30, 2007 compared to $50,761 during the comparative quarter, while a further $385,975 was lent to mining contractors for the construction of equipment to be used on Homeland's properties, but owned by the contractors (quarter ended September 30, 2006: $81,321). The most significant single application of funds during the year to date was the investment of an additional $5 million in Homeland Uranium Inc. through the purchase of 6,250,000 units of Homeland Uranium Inc. at $0.80 per unit, each unit consisting of one common share and one-half of one purchase warrant, each whole purchase warrant entitling the holder to purchase one additional common share at a price of $1.25 per share, expiring June 19, 2009. Finally, $218,534 was incurred in the current quarter (2006: nil) on due diligence associated with a possible investment in a South African infrastructure company.

*Market Risks and Uncertainties*

For a description of the market risks and uncertainties relating to the business of Homeland see "Part III - Information Concerning the Resulting Issuer and the Qualifying Transaction - Risk Factors."

*Corporate Governance*

Management of Homeland is responsible for the preparation and presentation of the financial statements and the accompanying notes, the Management Discussion and Analysis, and other information contained herein.

Management also has the responsibility for the maintenance of adequate accounting records and internal controls, prevention and detection of fraud and errors, safeguarding of assets, selection, and application of suitable policies, and the appropriate and timely disclosure of financial information in the financial statements. The preparation of the financial statements in accordance with GAAP is also the responsibility of management.

## DESCRIPTION OF THE SECURITIES OF HOMELAND

Homeland is authorized to issue an unlimited number of Homeland Common Shares, of which 34,521,826 Homeland Common Shares (pre-Share Split) of no par value are issued and outstanding as of the date hereof. In addition, 477,273 Homeland Common Shares (pre-Share Split) are reserved for issuance pursuant to the exercise of outstanding Homeland Warrants and 2,700,000 Homeland Common Shares (pre-Share Split) are reserved for issuance pursuant to the exercise of outstanding options. In

addition, up to 804,095 Homeland Common Shares (pre-Share Split) are issuable upon the conversion of the Homeland Convertible Debenture.

*Homeland Common Shares*

The holders of Homeland Common Shares are entitled to dividends if, as and when declared by the board of directors of Homeland, to receive notice of and to vote at meetings of the shareholders of Homeland on the basis of one vote per share and, upon liquidation, to share equally in such assets of Homeland as are distributable to the holders of Homeland Common Shares.

*Homeland Warrants*

At the date hereof, Homeland has an aggregate of 477,273 Homeland Warrants (pre-Share Split) outstanding. See "Information Concerning Homeland – Prior Sales".

Upon completion of the Qualifying Transaction, outstanding Homeland Warrants will be exchanged and replaced with Chrysalis Warrants on a one-for-one basis.

*Homeland Options*

As of the date hereof, Homeland has granted 2,700,000 (pre-Share Split) Homeland Options. See "Information Concerning Homeland – Prior Sales".

Upon completion of the Qualifying Transaction, outstanding Homeland Options will be exchanged and replaced with Chrysalis Options on a one-for-one basis.

*Homeland Convertible Debenture*

As of the date hereof, Homeland has a convertible debenture in the principal amount of US$2,000,000 ($2,120,800) outstanding. See "Information Concerning Homeland – Prior Sales".

**CONSOLIDATED CAPITALIZATION OF HOMELAND**

| | Outstanding Shares[1] | Cost Base / Exercise Price[1][2] | Ownership - Basic | Ownership - Diluted |
|---|---|---|---|---|
| **Common Shares** | | | | |
| Founders | 4,000,000 | $4,000 | 11.59% | 10.61% |
| Non-brokered seed financing | 2,130,000 | $91,803 | 6.17% | 5.65% |
| Non-brokered private placement | 100,000 | $15,000 | 0.29% | 0.27% |
| Four non-brokered private placements (2005) | 3,000,000 | $977,637 | 8.69% | 7.96% |
| Acquisition of Pan African Uranium Corp. | 7,300,000 | $4,188,010 | 21.15% | 19.36% |
| Exercise of warrants | 2,130,000 | $547,197 | 6.17% | 5.65% |

| | Outstanding Shares [1] | Cost Base / Exercise Price [1] [2] | Ownership - Basic | Ownership - Diluted |
|---|---|---|---|---|
| Brokered private placement | 3,111,900 | $6,290,342 | 9.01% | 8.25% |
| Consultants paid in shares (2006) | 975,460 | $771,926 | 2.83% | 2.59% |
| Exercise of stock options by a consultant | 25,000 | $25,145 | 0.07% | 0.07% |
| Brokered private placement | 362,500 | $767,404 | 1.05% | 0.96% |
| Deferred compensation | 20,000 | $45,468 | 0.06% | 0.05% |
| Exercise of warrants | 3,000,000 | $3,590,124 | 8.69% | 7.96% |
| Exercise of warrants | 295,000 | $187,325 | 0.85% | 0.78% |
| Re-acquisition of Pan African | 125,000 | $294,800 | 0.36% | 0.33% |
| Brokered private placement (June 2007) | 3,969,230 | $10,168,070 | 11.50% | 10.53% |
| Brokered private placement (August 2007) | 670,690 | $2,040,518 | 1.94% | 1.78% |
| Exercise of stock options by HUI staff, etc. | 1,365,000 | $899,031 | 3.95% | 3.62% |
| Exercise of stock options by director | 50,000 | $191,177 | 0.14% | 0.13% |
| Exercise of warrants | 200,000 | $649,700 | 0.58% | 0.53% |
| Non-brokered private placement (November 2007) | 454,546 | $1,871,002 | 1.32% | 1.21% |
| Non-brokered private placement (January 2008) | 500,000 | $2,228,000 | 1.45% | 1.33% |
| Acquisition of shares of Altona | 737,500 | $3,540,000 | 2.14% | 1.96% |
| **TOTAL** | **34,521,826** | **$39,383,679** | 100% | 91.58% |
| **Warrants/Options** | | | | |
| Homeland Warrants – November 2007 private placement | 227,273 | $1,363,638 | 7.15% | 0.60% |
| Homeland Warrants – January 2008 private placement | 250,000 | $1,500,000 | 7.87% | 0.66% |
| Homeland Options | 2,700,000 | $3,801,950 | 84.98% | 7.16% |
| **TOTAL** | **3,177,273** | **$6,665,588** | 100% | 8.43% |

| | Outstanding Shares [1] | Cost Base / Exercise Price [1] [2] | Ownership - Basic | Ownership - Diluted |
|---|---|---|---|---|
| **Convertible Debenture** | | | | |
| Homeland Convertible Debenture | 804,095[3] | $2,120,800 | - | - |
| **TOTAL** | **804,095[3]** | **$2,120,800** | - | - |

**Notes:**

(1) Pre-Share Split
(2) Net of issuance costs and warrants
(3) Assumes conversion of the Homeland Convertible Debenture at a price of £1.25 ($2.64).

## PRIOR SALES

There have been no issuances of Homeland securities since inception until the Effective Date, except as set out in the following tables. All numbers are expressed pre-Share Split.

**Common Shares**

| Date | Number of Homeland Shares | Issue price per share | Nature of Consideration received |
|---|---|---|---|
| December 13, 2004 | 4,000,000 | $0.001 | Cash |
| March 1, 2005 | 2,130,000[1] | $0.05 | Cash |
| May 15, 2005 | 100,000 | $0.15 | Cash |
| June 10, 2005 | 400,000[2] | USD$0.50 | Cash |
| August 2, 2005 | 600,000[2] | USD$0.50 | Cash |
| August 30, 2005 | 1,500,000[2] | USD$0.50 | Cash |
| December 31, 2005 | 500,000[2] | USD$0.50 | Cash |
| January 27, 2006 | 7,300,000 | USD$0.50 | Pan African Uranium Corp |
| March 1, 2006 | 2,130,000 | $0.25 | Warrants – Cash |
| May 2, 2006 | 3,111,900 | USD$2.00 | Cash |
| Pre-October 12, 2006 | 975,460 | $0.79 | Services rendered |
| September 10, 2006 | 25,000 | USD$0.50 | Options – Cash |
| September 10, 2006 | 362,500 | USD$2.00 | Cash |
| October 13, 2006 | 20,000 | USD$2.00 | Services rendered |
| January 16, 2007 | 3,000,000 | USD$0.80 | Warrants – Cash |
| May 30, 2007 | 295,000 | $0.30 | Warrants – Cash |
| June 21, 2007 | 3,969,230 | GBP£1.25 | Cash |
| January 31, 2007 | 125,000 | USD$2.00 | Services rendered |
| August 17, 2007 | 670,690 | $3.20 | Cash |

Common Shares

| Date | Number of Homeland Shares | Issue price per share | Nature of Consideration received |
|---|---|---|---|
| August / September 2007 | 1,365,000 | USD$0.50 | Options – Cash/cashless |
| October 12, 2007 | 50,000 | USD$2.00 | Options – Cash |
| November/December 2007 | 200,000 | USD$2.00 | Warrants – Cash |
| November 21, 2007 | 454,546(3) | $4.40 | Cash |
| January 29, 2008 | 500,000(3) | $4.80 | Cash |
| February, 2008 | 737,500 | $4.80 | Shares of Altona |
| **TOTAL** | **34,521,826** | | |

Notes:

(1) Issued as part of a unit comprised of one common share and one warrant exercisable at $0.25.
(2) Issued as part of a unit comprised of one common share and one warrant exercisable at US$0.80.
(3) Issued as part of a unit comprised of one common share and one-half of one warrant exercisable at $6.00.

Warrants

| Issue Date | Number of Homeland Warrants | Exercise price ($/share) | Expiry date | Number of Homeland Shares Issuable upon exercise |
|---|---|---|---|---|
| November 21, 2007 | 227,273 | $6.00 | May 21, 2009 | 227,273 |
| January 29, 2008 | 250,000 | $6.00 | May 21, 2009 | 250,000 |

Options

| Issue Date | Number of Homeland Options | Exercise price ($/share) | Expiry date | Number of Homeland Shares Issuable upon exercise |
|---|---|---|---|---|
| November 24, 2005 | 1,000,000 | USD$0.50 | November 24, 2008 | 1,000,000 |
| February 2, 2006 | 400,000 | USD$0.50 | February 2, 2009 | 400,000 |
| July 25, 2006 | 100,000 | USD$1.00 | July 25, 2009 | 100,000 |
| October 28, 2006 | 100,000 | USD$2.00 | October 28, 2009 | 100,000 |
| November 1, 2006 | 300,000 | USD$2.00 | November 1, 2009 | 300,000 |
| March 1, 2007 | 200,000 | USD$2.00 | March 1, 2010 | 200,000 |
| August 13, 2007 | 300,000 | USD$2.50 | August 13, 2010 | 300,000 |
| September 14, 2007 | 100,000 | $3.20 | September 14, 2010 | 100,000 |
| October 2, 2007 | 100,000 | $3.20 | October 2, 2010 | 100,000 |
| December 15, 2007 | 100,000 | $4.40 | January 1, 2011 | 100,000 |

**Convertible Debenture**

| Issue Date | Expiry Date | Conversion Price | Nature of Shares Issuable upon Conversion |
|---|---|---|---|
| June 12, 2007 | June 12, 2009 | £1.25(1) | Up to 804,095(1) |

Note:

(1) Assumes conversion of the Homeland Convertible Debenture at a price of £1.25 ($2.64).

## STOCK EXCHANGE SHARE PRICE

None of the securities of Homeland are, or have been, posted for trading on any stock exchange.

## EXECUTIVE COMPENSATION

The following table sets out the compensation for the years ended December 31, 2005 and 2006 paid to the individuals who were carrying out the role of the Chief Executive Officer of Homeland, the Chief Financial Officer of Homeland (this role was fulfilled by the Chief Executive Officer) during those financial years and Homeland's executive officers who were paid more than $150,000 in compensation during the financial year ended December 31, 2006 (the **"Named Executive Officers"**).

| | | Annual Compensation(1) | | | Long term compensation(1) | |
|---|---|---|---|---|---|---|
| **Name and principal position** | **Year ended December 31** | **Salary ($)** | **Bonus ($)** | **Other annual compensation ($)** | **Securities under stock options granted (#)** | **All other Compensation ($)** |
| Stephen Coates | 2006 | $66,674 | - | - | 550,000 | - |
| President, CEO | 2005 | US$30,000 | - | US$75,000 | 300,000 | - |

*Management Contracts*

Homeland entered into a contract with Stephen Coates effective November 1, 2006, pursuant to which Mr. Coates agreed to provide services as the President and Chief Executive Officer of Homeland. Mr. Coates is entitled to compensation for the provision of such services at a base salary of £75,000 per annum, increasing to £125,000 per annum in the event that Homeland successfully completes a public listing of its shares on a recognized stock exchange, subject to annual review by the board of directors of Homeland, plus any such increments thereto, bonuses and grants of options under the stock option plan of Homeland as the board of directors of Homeland may from time to time determine. The agreement is for an indefinite term and may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any termination fees. In the event of termination without cause, Mr. Coates is entitled to be paid 24 months base salary in the form of a lump sum payment within thirty days of the termination date. In the event of a "change in control" of Homeland, Homeland and Mr. Coates each have a 12 month period following such "change in control" to elect to terminate the agreement. In the event of such election, Homeland shall, within 30 days of such election, make a lump sum termination payment to Mr. Coates that is equivalent to 36 months of base salary and bonuses paid within the past 36 months to Mr. Coates. At the time of a liquidity event other than the public listing of Homeland's equity, which results in the sale for cash or liquid paper of more than 50% of Homeland's assets, Mr. Coates will receive a one-time bonus payment equal to 1% of the transaction value.

Homeland entered into a contract with Stephen Woodhead effective March 1, 2007, pursuant to which Mr. Woodhead agreed to provide services as the Chief Financial Officer of Homeland. Mr. Woodhead is entitled to compensation for the provision of such services at a base salary of CAD $200,000 per annum, subject to annual review by the board of directors of Homeland, plus any such increments thereto, bonuses and grants of options under the stock option plan of Homeland as the board of directors of Homeland may from time to time determine. The agreement is for an indefinite term and may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any termination fees. In the event of termination without cause, Mr. Woodhead is entitled to be paid 24 months base salary in the form of a lump sum payment within thirty days of the termination date. In the event of a "change in control" of Homeland, Homeland and Mr. Woodhead each have a 12 month period following such "change in control" to elect to terminate the agreement. In the event of such election, Homeland shall, within 30 days of such election, make a lump sum termination payment to Mr. Woodhead that is equivalent to 36 months of base salary and bonuses paid within the past 36 months to Mr. Woodhead. At the time of a liquidity event other than the public listing of Homeland's equity, which results in the sale for cash or liquid paper of more than 50% of Homeland's assets, Mr. Woodhead will receive a one-time bonus payment equal to 0.5% of the transaction value.

### LEGAL PROCEEDINGS OF HOMELAND

To the knowledge of management of Homeland, there are no actual or contemplated material legal proceedings to which Homeland is a party.

### MATERIAL CONTRACTS OF HOMELAND

Homeland has not entered into any contracts material to investors since its incorporation that are still material except:

(1) the Acquisition Agreement;

(2) Share Purchase Agreement between Homeland and Homeland Uranium Inc. dated April 18, 2007 regarding the sale of its uranium assets to Homeland Uranium Inc.;

(3) Share Purchase Agreement between Homeland Uranium Inc. (now called Homeland Energy Corp.) and Ferret Coal as agent for its shareholders, dated June 14, 2006 regarding the purchase of Ferret Coal; and

(4) Merger Agreement between Pan African Uranium Corp. and Homeland Uranium Inc. (now called Homeland Energy Corp.) dated January 27, 2006 regarding the purchase of Pan African Uranium Corp.

Copies of these agreements are available for inspection at the registered office of Homeland, during ordinary business hours until the closing of the Qualifying Transaction and for a period of 30 days thereafter.

## PART III – INFORMATION CONCERNING THE RESULTING ISSUER AND THE QUALIFYING TRANSACTION

### THE QUALIFYING TRANSACTION

On June 13, 2007, the Corporation entered into the Acquisition Agreement with Homeland and the Homeland Principal Shareholders pursuant to which the Corporation agreed to acquire all of the issued and outstanding Homeland Common Shares. The acquisition of all of the issued and outstanding Homeland Common Shares will serve as the Corporation's Qualifying Transaction. Although the Qualifying Transaction will result in Homeland becoming a wholly-owned subsidiary of the Corporation, the Qualifying Transaction will constitute a reverse take-over of the Corporation inasmuch as the former shareholders of Homeland will own a substantial majority of the outstanding shares of the Corporation and five of the six members of the board of directors of the Corporation will be designees of Homeland.

The Acquisition Agreement contemplates a transaction structure whereby Chrysalis Sub will merge under the laws of the British Virgin Islands (the "**Merger**") with and into Homeland, whereby the separate existence of Chrysalis Sub will cease and Homeland will be the surviving corporation and a wholly-owned subsidiary of the Corporation. The Acquisition Agreement provides that, by mutual agreement, the parties may revise the structure to accommodate efficiencies for various legal structures, accounting treatment and securities regulation.

As a result of discussions with Homeland and the Corporation's legal and tax advisors, it was determined that Eligible Shareholders may be able to convert their Homeland Common Shares pursuant to the Acquisition on a tax-deferred basis. Therefore, the Corporation and Homeland agreed to implement a preceding step to the Merger whereby the Corporation would make the Share Exchange Offer to Eligible Shareholders and facilitate such tax deferral. Eligible Shareholders who tender their Homeland Common Shares pursuant to the Share Exchange Offer will receive the identical consideration for each Homeland Common Share (ie. one Chrysalis Common Share) as if they tendered their Homeland Common Shares in connection with the Merger. Consequently, the Share Exchange Offer is the first of two steps to enable the Corporation to acquire all of the Homeland Common Shares as contemplated by the Acquisition Agreement.

On or immediately prior to the Closing of the Share Exchange Offer, the Common Shares will be consolidated by a ratio of 2:1 (the "**Consolidation**") and the Homeland Common Shares will be subdivided on a 4:1 basis (the "**Share Split**").

As consideration for the acquisition of all of the outstanding Homeland Common Shares pursuant to the Share Exchange Offer, the Corporation will issue one Common Share for each one Homeland Common Share tendered by an Eligible Shareholder. It is intended that the closing of the Share Exchange Offer be completed immediately prior to the closing of the Merger. As consideration for the acquisition of all of the outstanding securities of Homeland in connection with the Merger, the Corporation will issue one Common Share for each one Homeland Common Share outstanding immediately prior to the Merger.

There are currently 138,087,304 Homeland Common Shares (post-Share Split) issued and outstanding. There are Homeland Warrants outstanding to purchase an aggregate of 1,909,092 Homeland Common Shares (post-Share Split) and Homeland Options outstanding to purchase an aggregate of 10,800,000 Homeland Common Shares (post-Share Split). Upon completion of the Qualifying Transaction, all outstanding Homeland Warrants will be exchanged for Chrysalis Warrants in connection with the Acquisition on a one-for-one basis with characteristics similar to the Homeland Warrants, and all outstanding Homeland Options will be exchanged for options to purchase Chrysalis Common Shares on a one-for-one basis with the same economic terms and conditions under the Chrysalis Stock Option Plan.

In addition, up to 3,216,380 Homeland Common Shares (post-Share Split) are issuable upon the conversion of the Homeland Convertible Debenture.

Approval for the Qualifying Transaction has been obtained from the Homeland Shareholders by way of written consent.

After the completion of the Qualifying Transaction, the current shareholders of the Corporation will own approximately 2.59%, and the Homeland Shareholders will own approximately 97.41%, of the issued and outstanding Common Shares of the Resulting Issuer on a non-diluted basis.

Completion of the Qualifying Transaction is conditional on obtaining all necessary regulatory approvals, including the approval of the Exchange, and other conditions, which are typical for a transaction of this type. The Corporation has made application to, and has received conditional approval from, the TSX to have the Common Shares listed on the TSX upon the closing of the Qualifying Transaction.

The Qualifying Transaction was negotiated on an arm's length basis and involves arm's-length parties and therefore is not a Non-Arm's Length Qualifying Transaction under the policies of the Exchange. As a result, no meeting of the Corporation's shareholders is required as a condition to completion of the Qualifying Transaction.

## CORPORATE STRUCTURE

*Name and Incorporation*

Following the completion of the Qualifying Transaction, the Resulting Issuer will file articles of amendment to change its name to "Homeland Energy Group Ltd.", or such other name as may be determined in the sole discretion of the Resulting Issuer's board of directors. The Resulting Issuer's head and registered office will be located at 144 Front Street West, Suite 780, Toronto, Ontario, Canada.

*Corporate Relationships*



CHRYSALIS CAPITAL IV CORPORATION
(Name to be changed to Homeland Energy Group Ltd.)
Canada (TSX)
100% - SUBJECT TO APPROVAL OF RTO
HOMELAND ENERGY CORP. (Previously Homeland Uranium Inc.)
BVI
99%
Homeland Mining & Energy SA (Pty) Ltd South Africa
(Previously Nungu Trading 578 (Pty) Ltd)
South Africa
75%
Homeland Energy (Swaziland) (Pty) Ltd
Swaziland
100%
Homeland Mining and Energy (Botswana) (Pty) Ltd
Botswana
39%
Homeland Uranium Inc.
(Previously 2123493 Ontario Inc.)
Canada
(Expected to list in Canada)
50%
Nhlalala Mining (Pty) Ltd
South Africa
Projects:
Vlakvarkfontein
Langsloot
Fraaiuitzicht/Sterfontein
Two applications
50%
Tshedza Mining Resource (Pty) Ltd.
South Africa
Projects: ELOFF
Onbekend
Boschpoort
Sheepmoor
Carolina (Steynsdraai, etc.)
One application
100%
Homeland Uranium, Inc.
USA
(Projects: Colorado and Utah)
100%
Pan African Uranium Corp.
(8 licences in Niger)
100%
Corpclo331 (Pty) Ltd.
South Africa
Project: NORTHFIELD
100%
Ferret Coal Holdings (Pty) Ltd
South Africa
74%
Ferret Coal (Kendal) (Pty) Ltd
(Previously Zamori 272 (Pty) Ltd)
South Africa
Project: KENDAL
65%
Manoka Mining (Pty) Ltd
South Africa
Project: Nkomati (in process of being sold)

## NARRATIVE DESCRIPTION OF THE BUSINESS

*Stated Business Objectives and Milestones*

The Resulting Issuer's business objective after completion of the Qualifying Transaction will be that of Homeland, namely coal exploration and development in southern Africa.

See "Information Concerning Homeland - Narrative Description of the Business of Homeland".

After the Qualifying Transaction is closed, the Resulting Issuer's milestones to implement its stated business objectives include the following:

- Homeland's pipeline of prospects at different stages of development offers a well-balanced portfolio of quality exploration and development prospects. Homeland's medium term aim is to develop into a mid-tier coal producer, while maintaining a significant strategic investment in a new global uranium prospect, Homeland Uranium Inc., which also anticipates listing on the Exchange in late 2007 or early 2008. The worldwide exploration industry has been severely diminished by acquisition and merger, which has dramatically reduced the commitment to greenfields exploration. Homeland intends to exploit a potential valuable gap by generating and managing the early stages of resource identification and development of significant coal deposits.

- By early 2009, Homeland plans to complete exploration/confirmation drilling at the Eloff Property, conclude discussions for surface access and off-take, be in receipt of the necessary mining right from the Department of Minerals and Energy, and commence development of the mine infrastructure. Environmental assessments and mine planning will also take place at the more advanced of the exploration projects, with a further two exploration projects expected to move to feasibility stage.

## DESCRIPTION OF SECURITIES

The share structure and the rights associated with Common Shares of the Resulting Issuer will remain the same after the Qualifying Transaction. See "Part I - Information Concerning Chrysalis - Description of Securities of the Corporation."

Upon completion of the Qualifying Transaction, 138,087,304 Common Shares (post-Share Split) will be issued to holders of Homeland Common Shares. The Homeland Warrants will represent the right to acquire an aggregate of 1,909,092 Common Shares (post-Share Split) and the Homeland Options will represent the right to acquire an aggregate of 10,800,000 Common Shares (post-Share Split). In addition, up to 3,216,380 Homeland Common Shares (post-Share Split) are issuable upon the conversion of the Homeland Convertible Debenture. Accordingly, on a fully diluted basis, an aggregate of up to 154,012,776 Common Shares (post-Share Split) may be issued to holders of securities of Homeland. Thus, when combined with the 3,672,813 Common Shares (post-Consolidation) that are currently issued and outstanding, 164,688 Common Shares (post-Consolidation) reserved for issuance pursuant to the Agent's Option, 362,500 Common Shares (post-Consolidation) reserved for issuance pursuant to the stock options granted under the Chrysalis Stock Option Plan, 36,250 Common Shares (post-Consolidation) reserved for issuance pursuant to the Charitable Stock Options and 3,013,512 additional Common Shares (post-Consolidation) reserved for issuance pursuant to the Stock Option Plan of the

Resulting Issuer, on a fully diluted basis, there will be up to 161,262,539 Common Shares (post-Consolidation and post-Share Split) outstanding.

## DIVIDEND RECORD AND POLICY

It is not contemplated that any dividends will be paid in the immediate or foreseeable future following completion of the Qualifying Transaction.

## PRO FORMA CONSOLIDATED CAPITALIZATION OF THE RESULTING ISSUER

The following table sets forth the capitalization of the Resulting Issuer after giving effect to the transactions described in the Pro Forma Consolidated Financial Statements attached hereto as Schedule C.

| Designation of Security | Amount Authorized | Amount Outstanding After Giving Effect to the Qualifying Transaction(1) |
|---|---|---|
| Common Shares | Unlimited | 141,760,117 |
| Long term debt | N/A | US$2,000,000 |
| Options granted under the Stock Option Plan | 14,176,012 (2) | 11,162,500(3) |
| Options granted other than under the Stock Option Plan | N/A | 200,938(4) |
| Warrants | N/A | 1,909,092(5) |
| Convertible Debenture | N/A | 3,216,380(6) |

**Notes:**

(1) All references to Common Shares in this table and the notes thereon are post-Consolidation and post-Share Split.

(2) The Chrysalis Stock Option Plan permits the Corporation to grant options to acquire Common Shares up to a maximum of 10% of its issued and outstanding Common Shares on the date of the grant.

(3) Includes:
(i) 362,500 options exercisable at $0.40 per Common Share (expiring on February 12, 2012);
(ii) 4,000,000 options exercisable at USD$0.125 per Common Share (expiring on November 24, 2008);
(iii) 1,600,000 options exercisable at USD$0.125 per Common Share (expiring on February 2, 2009);
(iv) 400,000 options exercisable at USD$0.25 per Common Share (expiring on July 25, 2009);
(v) 400,000 options exercisable at USD$0.50 per Common Share (expiring on October 28, 2009);
(vi) 1,200,000 options exercisable at USD$0.50 per Common Share (expiring on November 1, 2009);
(vii) 800,000 options exercisable at USD$0.50 per Common Share (expiring on March 1, 2010);
(viii) 1,200,000 options exercisable at USD$0.625 per Common Share (expiring on August 13, 2010);
(ix) 400,000 options exercisable at $0.80 per Common Share (expiring on September 14, 2010);
(x) 400,000 options exercisable at $0.80 per Common Share (expiring on October 2, 2010); and
(xi) 400,000 options exercisable at $1.10 per Common Share (expiring on January 1, 2011).

(4) Includes: (i) 36,250 Common Shares reserved pursuant to the Charitable Stock Options (exercisable at $0.40 and expiring on until the earlier of February 12, 2012 and the 90th day from the date that the Charity ceases to be an Eligible Charitable Organization); and (ii) 164,688 Common Shares reserved for issuance pursuant to Agent's Option (exercisable at $0.40 and expiring on February 15, 2009).

(5) Includes: (i) 909,092 warrants exercisable at $1.50 per Common Share (expiring on May 21, 2009); and (ii) 1,000,000 warrants exercisable at $1.50 per Common Share (expiring on May 21, 2009).

(6) Assumes conversion of the Homeland Convertible Debenture at a price of £0.31 ($0.66).

## PROPOSED DILUTED SHARE CAPITAL OF THE RESULTING ISSUER

In addition to the information set out in the capitalization table above, the following table sets out the diluted share capital of the Resulting Issuer after giving effect to the Qualifying Transaction.

| | Number of Securities[1] | Percentage of Total After Giving Effect to the Qualifying Transaction |
|---|---|---|
| Shares issued and outstanding as at the date of the Filing Statement | 3,672,813 | 2.3% |
| Shares issued pursuant to the Acquisition Agreement | 138,087,304 | 85.6% |
| **Securities Reserved for Future Issue:** | | |
| Reserved for issuance pursuant to existing options granted to directors of the Corporation | 362,500 | 0.2% |
| Reserved for issuance pursuant to existing options granted to the Eligible Charitable Organization | 36,250 | 0.0% |
| Reserved for issuance pursuant to options to be issued to holders of Homeland Options | 10,800,000 | 6.7% |
| Reserved for issuance pursuant to the Stock Option Plan of the Resulting Issuer | 3,013,512 | 1.9% |
| Reserved for issuance pursuant to the Agent's Option | 164,688 | 0.1% |
| Reserved for issuance pursuant to warrants granted upon all previous private placements | 1,909,092 | 1.2% |
| Reserved for issuance pursuant to the Homeland Convertible Debenture | 3,216,380[2] | 2.0% |
| **Total Number of Diluted Securities** | **161,262,539** | **100%** |

**Notes:**

(1) All figures are on a post-Consolidation and post-Share Split basis.
(2) Assumes conversion of the Homeland Convertible Debenture at a price of £0.31 ($0.66).

The below table further describes and details such warrants, being the Homeland Warrants, as shown with reference to number of Common Shares of the Resulting Issuer at applicable adjusted exercise price after giving effect to the Qualifying Transaction.

| Category of Warrants | Number of Common Shares[1] | Exercise Price | Expiry |
|---|---|---|---|
| Common Shares issuable pursuant to Homeland Warrants issued as part of a unit offering on November 21, 2007 | 909,092 | $1.50 | May 21, 2009 |
| Common Shares issuable pursuant to Homeland Warrants issued as part of a unit offering on January 29, 2008 | 1,000,000 | $1.50 | May 21, 2009 |
| **Total reserved for issuance** | **1,909,092** | | |

**Note:**

(1) Post-Share Split.

## Estimated Available Funds to the Resulting Issuer and Principal Purposes

The Available Funds to the Resulting Issuer after giving effect to the Qualifying Transaction is anticipated to be $12,551,760. The following table sets out information respecting the Resulting Issuer's sources of cash and intended uses of such cash. The amounts shown in the table are estimates only and are based on the best information available to the Corporation and Homeland as of the date hereof.

*Available Funds*

It is anticipated that the Resulting Issuer will have total funds available, after giving effect to the Qualifying Transaction, as follows:

| **Working Capital Calculation** | |
|---|---|
| Current Assets [1] | $12,926,025 |
| Current Liabilities [1] | $374,265 |
| **Positive working capital** | $12,551,760 |

**Note:**

(1) Derived from the unaudited pro forma consolidated financial statements of Chrysalis for the period ended September 30, 2007.

Based on our most recent cash forecast, the following is the anticipated cash flow for the 18 months ending on June 30, 2009:

| **Source of Funds (January 1, 2008 to June 30, 2009)** | **Amount** |
|---|---|
| Working Capital of the Corporation as at September 30, 2007 | $916,032 |
| Working Capital of Homeland as at September 30, 2007 | $7,131,218 |
| Net proceeds from the issue of 454,546 units at $4.40 per unit (November 2007) | $1,960,002 |
| Gross proceeds from the exercise of stock options (October 2007) | $98,120 |
| Gross proceeds from the exercise of warrants (November / December 2007) | $386,388 |
| Sale of 1% of HMESA | $3,000,000 |
| Net proceeds from the issue of 500,000 units at $4.80 per unit (January 2008) | $2,360,000 |
| Estimated transaction costs to complete the proposed transaction | ($300,000) |
| **Total:** | **$15,551,760** |

| **Anticipated Use of Funds (January 1, 2008 to June 30, 2009)** | **Amount** |
|---|---|
| Exploration, development and project administration (October to December 2007) | $3,600,000 |
| Corporate administration costs (October to December 2007) | $750,000 |
| Development activities proposed at Kendal (January 2008 to June 2008) [1] | $4,109,962 |
| Exploration program proposed for Eloff (January 2008 to June 2009) | $377,399 |

| Anticipated Use of Funds (January 1, 2008 to June 30, 2009) | Amount |
|---|---|
| Development activities proposed for Eloff (January 2008 to June 2009) | $470,635 |
| Development and operating activities at the Northfield project [(2)] | $117,870 |
| Corporate administration costs for 18-months (January 2008 to June 2009) | $3,945,969 |
| Project administration costs for 18-months (January 2008 to June 2009) | $2,577,690 |
| Reduction in corporate and project administration if mines are not opened [(3)] | ($1,156,414) |
| Unallocated working capital | $758,649 |
| **Total:** | **$15,551,760** |

Notes:

(1) Excludes all anticipated revenue from the Kendal Mine, as well as all related operating costs of the mine.

(2) Assumes that all development and operating costs of Northfield will be funded from the sale of coal (to commence in February 2008).

(3) Assumes that new staff for the Kendal and Northfield mines will not be hired and certain discretionary costs, such as travel, will be reduced.

The Resulting Issuer will spend the funds available to it after the completion of the Qualifying Transaction on the principal purposes indicated above. Notwithstanding the foregoing, there may also be circumstances where, for sound business reasons, a reallocation of funds may be necessary for the Resulting Issuer to achieve these objectives. The Resulting Issuer may require additional funds in order to fulfill all of the Resulting Issuer's expenditure requirements to meet its objectives, in which case the Resulting Issuer expects to either issue additional shares or incur indebtedness. There is no assurance that additional funding required by the Resulting Issuer would be available if required. However, it is anticipated that the Available Funds will be sufficient to satisfy the Resulting Issuer's objectives over the next 12 months and that during this period of time, adequate cash flow will be generated to assist the Resulting Issuer in pursuing its objectives.

## PRINCIPAL SECURITYHOLDERS OF THE RESULTING ISSUER

To the knowledge of the directors and executive officers of the Corporation or Homeland, no Person will beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Resulting Issuer after completion of the Qualifying Transaction, other than RAB Special Situations Master Fund Ltd. who will hold 31,200,000 shares (post-Share Split), representing approximately 22% of the Common Shares of the Resulting Issuer.

## PROPOSED DIRECTORS AND OFFICERS OF THE RESULTING ISSUER

The board of directors of the Resulting Issuer upon completion of the Qualifying Transaction will increase from four to six directors and will be comprised of the following persons: Stephen E. Coates, Dr. Laurence Curtis, A. Tom Griffis, Avrom E. Howard, Neil McLoughlin and Robert Munro. At the meeting of shareholders of the Corporation held on September 20, 2007, the Corporation obtained shareholders approval to elect Stephen E. Coates, A. Tom Griffis, Avrom E. Howard, John Manley (a former director of Homeland) and Neil McLoughlin as directors of the Corporation, conditional upon completion of the Qualifying Transaction. However, subsequent to the mailing of materials in connection with Chrysalis' shareholders meeting, Mr. Manley resigned as a director of Homeland and informed Homeland that he would not consent to act as a director of the Resulting Issuer. As a result, Dr. Laurence

Curtis has agreed to become a member of the Resulting Issuer's board of directors immediately after Closing.

The names, municipalities of residence, the number of voting securities beneficially owned, directly or indirectly, or over which each proposed director or officer exercises control or direction, following the successful completion of the Qualifying Transaction, and the offices held by each in the Resulting Issuer and the principal occupation of the directors and executive officers of the Resulting Issuer during the past five years are as follows:

| Name & Municipality of Residence | Present Occupation and Positions Held During the Last Five Years | Number of Common Shares Beneficially Held[1] | Percentage of Common Shares Beneficially Held |
|---|---|---|---|
| Tom Griffis<br>Ottawa, Ontario | Chairman, Homeland Energy (January 2006 – Present)<br><br>President of Griffis International Limited (June 1985 – present) | 2,163,864 | 1.53% |
| Stephen E. Coates<br>London, England | President and Chief Executive Officer, Homeland Energy (December 2004 – present)<br><br>President, Grove Communications Inc. (May 2003 – August 2006)<br><br>Vice President, Independent Equity Research Corp. (May 2001 – May 2003) | 3,320,000 | 2.34% |
| Avrom E. Howard<br>Grand Junction, Colorado | Vice-President Exploration, Homeland Uranium Inc. (July 2007 – present)<br><br>Vice President Exploration, Odyssey Resources Limited (February 2007 – June 2007)<br><br>President and Chief Executive Officer, Odyssey Resources Limited (December 1994 – January 2007) | 3,116,000 | 2.2% |
| Neil McLoughlin[2]<br>County Fermanagh, Northern Ireland | Director, Bridge Investment Corporation (March 2003 – December 2006)<br><br>Fund Manager, Abudhabi Investment Corporation (January 1997 to December 2001) | 1,200,000 | 0.85% |
| Dr. Laurence Curtis[2]<br>Oakville, Ontario | President and Chief Executive Officer of Intrepid Mines (June 1996 – present) | 1,200,000 | 0.85% |

| Name & Municipality of Residence | Present Occupation and Positions Held During the Last Five Years | Number of Common Shares Beneficially Held[1] | Percentage of Common Shares Beneficially Held |
|---|---|---|---|
| Robert Munro[2]<br>Toronto, Ontario | President, Chief Financial Officer and Secretary, The Chrysalis Capital Group (March 2006 - present)<br><br>Director, Data Essentials & Applications, Rogers Wireless Partnership (March 2003 – February 2006)<br><br>Director of Venture Development, Points International Ltd. (formerly Exclamation International Incorporated) (December 1999 to June 2002) | 50,000 | 0.04% |
| Stephen Woodhead<br>Oakville, Ontario | Chief Financial Officer, Homeland (March 2007 - present)<br><br>Chief Financial Officer of Sanatana Diamonds Inc. and Vice President, Finance of Glass Earth Limited and Luiri Gold Limited (May 2006 to March 2007)<br><br>Chief Financial Officer, Desert Sun Mining Corp. (April 2003 - April 2006) | 400,000 | 0.28% |
| Naomi Nemeth<br>Oakville, Ontario | Vice President, Investor Relations, Homeland (January 2008 - present) | 0 | 0.0% |

**Notes:**

(1) Post-Consolidation and post-Share Split.
(2) Proposed member of the audit committee.

The following sets out details respecting the management and directors of the Resulting Issuer after giving effect to the Qualifying Transaction.

*A. Tom Griffis, Director*

Mr. Griffis is President of Griffis International Limited ("GIL"), a private investment and corporate management firm based in Toronto, Canada. GIL is focused on emerging resources companies which require early- to mid-stage financing, located in West Africa and South America. Mr. Griffis also founded Pan African Uranium, which was acquired by Homeland Energy in 2006. Mr. Griffis is Chairman of Homeland, and has served as Chairman and Chief Executive Officer of several other public and private resource companies.

*Stephen E. Coates, President, Chief Executive Officer and Director*

Mr. Coates founded Homeland Energy in 2004 and serves as its President and Chief Executive Officer as well as Chairman of Homeland Uranium Inc. Mr. Coates is an experienced consultant on strategic relationships, business development and communications to the junior mining sector. The first four years of his working career were spent as an investment manager with RBC Dominion Securities. He has been a volunteer director of numerous service organizations and an active fundraiser. Mr. Coates is a director of and/or advisor to several private and public companies.

Mr. Coates is a graduate of King's College at the University of Western Ontario and has experience in government, investment management, communications and business development in the exploration and mining sectors.

*Avrom E. Howard, Director*

Mr. Howard has broad international experience as a minerals exploration geologist and mining company executive as well as considerable corporate-financial and management experience. Mr. Howard founded Odyssey Resources Limited and acted as its President and Chief Executive Officer until recently. Mr. Howard is Vice President, Exploration of Homeland Uranium Inc.

Mr. Howard graduated from the University of Colorado with a Masters degree in Geology after achieving his baccalaureate from the University of Toronto. He holds the accreditation of Professional Geoscientist and is a Fellow of the Gemological Association of Great Britain.

*Neil McLoughlin, Director*

Mr. McLoughlin has a degree in Economics and extensive experience in the financial industry. He has worked in Europe, the Middle East and Asia in corporate finance and investment management. He has lived in France for twenty years.

Mr. McLoughlin has knowledge of the resource sector and the capital markets in the continental Europe, Asia Pacific and the Middle East. He has been a director and advisor to several boards and, as an expert on sovereign wealth funds, is a key source of knowledge on international financial markets.

*Robert Munro, Director*

Mr. Munro is the President, Chief Financial Officer and a co-founder of The Chrysalis Capital Group Inc. (**"TCCG"**), a private company focused on the creation of Capital Pool Companies and the consummation of qualifying transactions for such Capital Pool Companies. Mr. Munro was Vice-President of Chrysalis Capital Corporation (now PharmEng International Inc. - TSXV:PII), Director of Chrysalis Capital II Corporation (now Tangerine Payment Solutions Corp. - TSXV:TAN) and President, CFO and Director of Chrysalis Capital III Corporation (now U.S. Silver Corporation - TSXV:USA).

Prior to joining TCCG, Mr. Munro served as Director, Data Product Management with Rogers Wireless Inc. (**"Rogers"**), from March 2003 to February 2006. Prior to joining Rogers, Mr. Munro was the founding Director of Venture Development with Exclamation from December 1999 to June 2002. Mr. Munro also acted as interim management to several of Exclamation's partner companies, and was one of the original founders of Points International, the reward management portal. Mr. Munro holds a Bachelor of Arts degree from Huron College, the founding college of the University of Western Ontario, as well as several certificates in Project Management from Ryerson University.

*Laurence Curtis, Director*

Dr. Curtis is a geologist with over 30 years of international experience in the natural resource sector, with direct experience in Africa, Greenland, North, South and Central America, and in the Pacific. Mr. Curtis has spent over 15 years working in the Caribbean Basin and has been responsible for several epithermal discoveries during this time. He was President of Curtis & Associates, a mineral resource consulting firm, from 1980 to 1996.

Dr. Curtis founded Intrepid Minerals Corporation in 1995 and was President, CEO and director for eleven years. In 2006 Intrepid Minerals merged with NuStar Mining to form Intrepid Mines Limited. Mr. Curtis is President, Chief Executive Officer and director of Intrepid Mines. Mr. Curtis is a member of the Association of the Professional Geoscientists of Ontario and is currently a director of High River Gold Mines Ltd and Alturas Minerals Corporation.

*Stephen Woodhead, Chief Financial Officer*

Mr. Woodhead is a member of the South African Institute of Chartered Accountants, having graduated from the University of Cape Town with a degree in Commerce and a post graduate diploma in Accounting. Mr. Woodhead has 16 years experience in the natural resource and public finance sectors. Before relocating from South Africa to Canada in 1997 to establish and manage the Canadian corporate headquarters of Trans Hex International Ltd., Mr. Woodhead worked for the Department of Finance (Special Investigations) in South Africa and as the corporate financial manager for Trans Hex Group Limited, a South African diamond producer listed on the Johannesburg Stock Exchange.

In May 2003, Mr. Woodhead was appointed Chief Financial Officer of Desert Sun Mining Corp., developer of the Jacobina gold mine in Brazil that was acquired by Yamana Gold Inc. in April 2006 in a transaction valued at approximately S600 million at the time of its announcement. Mr. Woodhead has also acted as Chief Financial Officer of Admiral Bay Resources Inc. (oil and gas), Beartooth Platinum Corporation (platinum group metals), Longford Corporation (oil and gas), Aberdeen International Inc. (royalty) and Sanatana Diamonds Inc. (diamonds); as Vice President, Finance of Glass Earth Limited (gold) and Luiri Gold Limited (gold); and has served as a director of Apogee Minerals Ltd. (silver).

*Naomi Nemeth, Vice President, Investor Relations*

Naomi Nemeth is currently Vice President, Investor Relations for Homeland Energy Corp. Prior to joining Homeland Energy, Naomi was VP IR for African Copper PLC, Wolfden Resources, Sanatana Diamonds and Desert Sun Mining. Naomi has also held senior investor relations and communications roles in the pharmaceutical and financial services industries. Naomi began her career as a field exploration geologist in the Yukon and northern Ontario. Naomi has an Honours BSc in Geology and Biology at Brock University and a Masters degree in Journalism from the University of Western Ontario. Naomi serves as an independent director on the Board of MetalCORP Ltd (TSX.V: MTC) and has been on the Board of Directors for CIRI Ontario since 2002, currently serving as Past President.

## CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

No proposed director, officer or promoter of the Corporation has, within the last ten years, been a director, officer or promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemption for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been

subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person.

### PENALTIES OR SANCTIONS

To the knowledge of the Corporation, no proposed director, officer or promoter of the Corporation has:

(a) been subject to any penalties or sanctions imposed by a court or securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable security holder making a decision about the Merger.

### PERSONAL BANKRUPTCIES

No proposed director, officer or promoter of the Corporation or a shareholder anticipated to hold a sufficient amount of securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such persons, has, within the 10 years preceding the date of hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

### CONFLICTS OF INTEREST

There are potential conflicts of interest to which the proposed directors, officers, Insiders and promoters of the Resulting Issuer will be subject in connection with the operations of the Resulting Issuer. Certain directors and officers of the Resulting Issuer may or already are associated with other reporting issuers or other corporations which may give rise to conflicts of interest. Certain of the directors have either other employment or other business or time restrictions placed on them and accordingly, these directors will only be able to devote part of their time to the affairs of the Resulting Issuer. Some of the directors, officers, Insiders and promoters have been and will continue to be engaged in the identification and evaluation, with a view to potential acquisition of interests in businesses and corporations on their own behalf and on behalf of other corporations. Conflicts, if any, will be subject to the procedures and remedies prescribed by the *Business Corporations Act* (Ontario), the Exchange and applicable securities law, regulations and policies. See "Part III - Information Concerning the Resulting Issuer - Proposed Management and Directors of the Resulting Issuer."

### OTHER REPORTING ISSUER EXPERIENCE OF THE PROPOSED DIRECTORS AND OFFICERS

The following table sets out the proposed directors and officers of the Resulting Issuer that are, or have been within the last five years, directors, officers or promoters of other issuers that are or were reporting issuers in any Canadian jurisdiction:

| Name | Name of Reporting Issuer | Name of Exchange or Market | Position | Term |
|---|---|---|---|---|
| A. Tom Griffis | Virgin Metals Inc. | TSX.V | Director | February 2006 – September 2007 |
| | Atlantis Systems Corp. | TSX | Director | June 2004 – June 2005 |

| Name | Name of Reporting Issuer | Name of Exchange or Market | Position | Term |
|---|---|---|---|---|
| | Pan American Resources Inc. | TSX.V | Director / President | 1996 – April 2003 |
| Stephen E. Coates | Homeland Uranium Inc. | In process of completing IPO – to be listed on TSX.V | Director/Chairman | January 2007 - present |
| | Odyssey Resources Limited | TSX.V | Director | November 2004 – October 2007 |
| | Exploratus Ltd. | Reporting Issuer – Manitoba | Director | August 2005 – present |
| Avrom E. Howard | Homeland Uranium Inc. | In process of completing IPO – to be listed on TSX.V | Director/ VP Exploration | January 2007 - present |
| | Odyssey Resources Limited | TSX.V | Director / VP Exploration | December 1994 – June 2007 |
| | Crowflight Minerals | TSX.V | Director | April 1998 – May 2003 |
| Dr. Laurence Curtis | Intrepid Mines Limited | TSX.V | Director / President and CEO | June 1996 – present |
| Robert Munro | Chrysalis Capital V Corporation | TSX.V | Director, President and CFO | October 2007 – present |
| | Chrysalis Capital IV Corporation | TSX.V | Director, President and CFO | October 2006 – present |
| | U.S. Silver Corporation (formerly Chrysalis Capital III Corporation) | TSX.V | Director | December 2006 – present |
| | Chrysalis Capital III Corporation | TSX.V | Director, President and CFO | March 2006 to December 2006 |
| | Chrysalis Capital II Corporation (now Tangarine Payment Solutions Corp.). | TSX.V | Director and Vice President | March 2005 – August 2006 |
| | Chrysalis Capital Corporation | TSX.V | Officer | October 2003 – April 2005 |
| Stephen Woodhead | Youandi Capital Corp. | TSX.V | Director | May 2006 – May 2007 |
| | Luiri Gold Limited | TSX.V | Vice President, Finance | June 2006 – March 2007 |
| | Sanatana Diamonds Inc. | AIM and TSX.V | CFO and VP Finance | May 2006 – March 2007 |
| | Glass Earth Limited | TSX.V and NZX | Vice President, Finance | May 2006 – March 2007 |

| Name | Name of Reporting Issuer | Name of Exchange or Market | Position | Term |
|---|---|---|---|---|
| | Aberdeen International Inc. | TSX.V | CFO | October 2005 – May 2006 |
| | Beartooth Platinum Corporation | TSX.V | CFO | February 2004 – May 2006 |
| | Apogee Minerals Ltd. | TSX.V | Director and CFO | April 2004 – May 2006 |
| | Desert Sun Mining Corp. | TSX and AMEX | CFO | April 2003 – April 2006 |
| | Longford Corporation | TSX.V | CFO | September 2004 – November 2005 |
| | Admiral Bay Resources Inc. | TSX.V | Director and CFO | May 2003 – June 2005 |
| | Cash Minerals Ltd. | TSX.V | Director and CFO | December 2004 – February 2005 |
| | Tsodilo Resources Ltd. | TSX.V | CFO and Secretary | July 2002 – January 2005 |
| Naomi Nemeth | MetalCORP Ltd | TSX-V | Independent Board Director, | June 2007– current |
| | African Copper | TSX | Vice President, Investor Relations | April 2007– December 2007 |
| | Wolfden Resources | TSX-V | Vice President, Investor Relations | November 2006 – March 2007 |
| | Sanatana Diamonds Inc | AIM, TSX-V | Vice President, Investor Relations | June 2006 – November 2006 |
| | Luiri Gold | TSX-V | Vice President, Investor Relations | June 2006 – November 2006 |
| | Glass Earth Inc. | NZ, TSX-V | Vice President, Investor Relations | June 2006 – November 2006 |
| | Desert Sun Mining | TSX, AMEX | Vice President, Investor Relations | January 2005 – April 2006 |
| | MDS Inc. | TSX | Director, External Communications | January 2005 – December 2005 |
| | Biovail Corp | TSX, NYSE | Manager, Investor Relations | June 2003 – January 2005 |

## EXECUTIVE COMPENSATION

The following table sets out the proposed annual compensation to be paid to the Chief Executive Officer of the Resulting Issuer and the four most highly compensated executive officers of the Resulting Issuer for the 12-month period following completion of the Qualifying Transaction:

| Annual Compensation(2) | | | | Long-Term Compensation(2) | | | |
|---|---|---|---|---|---|---|---|
| | | | | Awards | | Payouts | |
| Name & Principal Position | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Securities Under Stock Options Granted (#) | Restricted Shares or Restricted Share Units ($) | LTIP Payouts ($) | All Other Compensa-tion ($) |
| Stephen Coates President and CEO | 250,000 | - | - | - | - | - | - |
| Stephen Woodhead CFO | 200,000 | - | - | - | - | - | - |
| Naomi Nemeth Vice Present, Investor Relations | 150,000 | 50,000 | - | - | - | - | - |
| A. Tom Griffis Chairman | 120,000 | - | - | - | - | - | - |

Notes:

(1) Please see "Part II - Information Concerning Homeland - Management Contracts" for a description of the current employment agreement between Homeland and Messrs. Coates and Woodhead.

(2) Please see "Part III - Information Concerning the Resulting Issuer and the Qualifying Transaction - Options to Purchase Securities" for a further description of these options.

## INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or officer of the Corporation is indebted to the Corporation.

## INVESTOR RELATIONS ARRANGEMENTS

Homeland has entered into a financial advisory and/or investor relations agreement dated November 1, 2007 with Bankside Consultants Limited, 1 Frederick's Place, London, England EC2R 8AE.

On December 20, 2007, Homeland announced the appointment of Ms. Naomi Nemeth to the newly-created position of Vice President, Investor Relations. As part of Homeland Energy's senior management team, Ms. Nemeth will create and implement a comprehensive investor relations program, which will serve individual and institutional shareholders. Ms. Nemeth assumed this role beginning January 1, 2008.

## OPTIONS TO PURCHASE SECURITIES AND PREVIOUS GRANTS

Since incorporation of the Corporation, options to purchase 362,500 Common Shares (post-Consolidation) were granted to the directors and officers, options to purchase 212,500 Common Shares (post-Consolidation) were granted to the Agent under the Agent's Options of which 47,812 were exercised into Chrysalis Common Shares (post-Consolidation) and charitable stock options to purchase 36,250 Common Shares (post-Consolidation) were granted to The Arthritis & Autoimmunity Research Center Foundation. In addition, options to purchase 10,800,000 Homeland Common Shares (post-Share Split) have been granted. All such options are currently outstanding. See "Part I - Information Concerning Chrysalis - Stock Option Plan" and "Part II – Information Concerning Homeland – Prior Sales".

The following table provides information as to certain option holders of the Resulting Issuer that, as of the date of this Filing Statement, are expected to be outstanding immediately following the completion of the Qualifying Transaction:

| Category of Optionholder | Number of Options to Acquire Common Shares Held as a Group[1] |
|---|---|
| 1. All proposed officers of the Resulting Issuer (Coates, Woodhead, Nemeth)[2][3] | 4,700,000 |
| 2. All proposed directors of the Resulting Issuers who are not also proposed officers (Griffis, Howard, McLoughlin, Curtis, Munro)[4][5] | 4,116,000 |
| 3. All other employees as a group (11 employees)[6][7] | 2,000,000 |
| 4. All consultants as a group (1 consultant)[8][9] | 100,000 |
| 5. All Agent Options (Canaccord Capital Corporation) | 164,688 |
| 6. All Charitable Options (The Arthritis and Autoimmunity Research Centre Foundation) | 36,250 |

**Notes:**

(1) All references in this table and the notes thereon are post-Consolidation and post-Share Split.

(2) All officers and past officers of the Corporation (Lavine and Munro) hold options to purchase up to 279,125 Common Shares.

(3) All officers and past officers of Homeland (Coates, Woodhead and Nemeth) hold options to purchase up to 4,700,000 Homeland Common Shares, which will be exchanged into options to purchase up to 4,700,000 Common Shares.

(4) All directors and past directors of the Corporation who are not also officers or past officers of the Corporation (Rotstein and McCutcheon) as a group hold options to purchase up to 83,375 Common Shares.

(5) All directors and past directors of Homeland who are not also officers or past officers of Homeland (Griffis, Howard, McLoughlin and Curtis) as a group currently hold options to purchase up to 4,000,000 Homeland Common Shares, which will be exchanged into options to purchase up to 4,000,000 Common Shares.

(6) Employees or past employees of Chrysalis hold no options to purchase Common Shares.

(7) All employees or past employees of Homeland hold options to purchase up to 2,000,000 Homeland Common Shares, which will be exchanged into options to purchase up to 2,000,000 Common Shares.

(8) Consultants or past consultants of Chrysalis hold no options to purchase Common Shares.

(9) Homeland granted options to purchase up to 100,000 Homeland Common Shares, which will be exchanged into options to purchase up to 100,000 Common Shares, to Mr. Nicholas Davis, a U.K. lawyer, for his assistance in introducing Homeland to potential investors. Homeland and Mr. Davis did not enter into an agreement for such services.

## STOCK OPTION PLAN OF THE RESULTING ISSUER

After Completion of the Qualifying Transaction the Resulting Issuer will maintain the Stock Option Plan of the Corporation (or the Amended and Restated Stock Option Plan, in the event that the Resulting Issuer becomes a Tier 1 Issuer or the Common Shares are listed on the TSX). See "Part I - Information Concerning Chrysalis - Stock Option Plan."

## TSX CONDITIONAL LISTING APPROVAL

The Corporation has made application to, and has received conditional approval from, the TSX to have the Common Shares listed on the TSX. Such conditional listing approval is subject to a number of standard conditions and final approval from the TSX. Assuming such conditions are met, the Common Shares will commence trading on the TSX upon the completion of the Qualifying Transaction and will no longer trade on the Exchange.

## ESCROWED SECURITIES

An aggregate of 1,500,000 Common Shares (post-Consolidation) are held in escrow with the Escrow Agent under the provisions of the CPC Escrow Agreement. The CPC Escrow Shares are subject to an escrow that continues as part of the Corporation's IPO. Upon the completion of the Qualifying Transaction, it is anticipated that the Common Shares will be listed on the TSX. As a result of such listing, no additional escrow will be required under the rules of the TSX or under National Policy 46-201.

*Terms of the Escrow for the CPC Escrow Shares*

CPC Escrow Shares are Common Shares held in escrow pursuant to section 1.1 of the CPC Policy, and released in accordance with the following timeline:

| % of Common Shares Released from Escrow | Release Date |
|---|---|
| **Tier 1 Issuer** | |
| 25% | Date of Final Exchange Bulletin |
| 25% | 6 months from Final Exchange Bulletin |
| 25% | 12 months from Final Exchange Bulletin |
| 25% | 18 months from Final Exchange Bulletin |

The following table sets out, as of the date hereof and to the knowledge of the Corporation and Homeland, the name and municipality of residence of the securityholders whose Common Shares will be held in escrow:

| | | Prior to Giving Effect to the Qualifying Transaction | | After Giving Effect to the Qualifying Transaction | |
|---|---|---|---|---|---|
| **Name and Municipality of Residence of Shareholder** | **Designation of Class** | **Number of Securities held in Escrow[1]** | **Percentage of Class** | **Number of Securities to be held in Escrow[1]** | **Percentage of Class** |
| The Eycland Corporation[2] Toronto, Ontario | Common | 50,000 | 3.3% | 50,000 | 0.04% |
| Robert Munro Toronto, Ontario | Common | 50,000 | 3.3% | 50,000 | 0.04% |
| Geoff Rotstein Toronto, Ontario | Common | 50,000 | 3.3% | 50,000 | 0.04% |
| Grant McCutcheon Toronto, Ontario | Common | 50,000 | 3.3% | 50,000 | 0.04% |
| The Chrysalis Capital Group Inc.[3] Toronto, Ontario | Common | 1,250,000 | 83.3% | 1,250,000 | 0.88% |
| Ravi Sood Toronto, Ontario | Common | 50,000 | 3.3% | 50,000 | 0.04% |

| | | Prior to Giving Effect to the Qualifying Transaction | | After Giving Effect to the Qualifying Transaction | |
|---|---|---|---|---|---|
| Name and Municipality of Residence of Shareholder | Designation of Class | Number of Securities held in Escrow(1) | Percentage of Class | Number of Securities to be held in Escrow(1) | Percentage of Class |
| TOTALS | | 1,500,000 | | 1,500,000 | |

Notes:

(1) Post-Consolidation.
(2) The Eyeland Corporation is a private company wholly-owned by Marc Lavine, the Chairman and Chief Executive Officer of Chrysalis.
(3) The Chrysalis Capital Group Inc. is a private company wholly-owned by Marc Lavine, the Chairman and Chief Executive Officer of Chrysalis. Robert Munro, President, Chief Financial Officer and a director of Chrysalis and Geoffrey Rotstein, a director of Chrysalis, are also directors of The Chrysalis Capital Group Inc.

## AUDITORS AND TRANSFER AGENT OF THE RESULTING ISSUER

The auditors of the Corporation, Deloitte & Touche LLP, Chartered Accountants, will remain the auditors of the Resulting Issuer upon completion of Qualifying Transaction. See "Part I - Information Concerning Chrysalis - Auditors."

The transfer agent and registrar of the Corporation, Equity Transfer & Trust Company, will remain the transfer agent and registrar of the Resulting Issuer. See "Part I - Information Concerning Chrysalis - Transfer Agent and Registrar."

## RISK FACTORS

The Corporation has no businesses or assets, other than that which remains of the proceeds of the Corporation's IPO, Chrysalis has no history of earnings; it has not paid any dividends and it is unlikely to pay any dividends in the immediate or foreseeable future.

An investment in the shares of the Resulting Issuer will involve a high degree of risk. Investors should carefully consider each of the risks described below and all of the information in this Filing Statement before investing in shares in the Resulting Issuer. The success of the Resulting Issuer will depend entirely on the expertise, ability, judgment, discretion, integrity and good faith of its management.

*Access to Land*

Several of the Homeland tenements are exploration licences and access to land within the tenement area is dependant upon leases being granted and, in the case of coal production, the acquisition or lease of freehold land or reaching an equitable access agreement with landholders. Homeland may be unable to reach agreement with landowners to enter property for intended exploration such as for seismic surveys and/or drilling programs or for any mining activities on terms favorable to Homeland or at all.

*Competition*

There is competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Resulting Issuer competes with other mining companies, many of which have greater financial resources than the Resulting Issuer, for the acquisition of coal claims, leases

and other coal interests as well as for the recruitment and retention of qualified employees and other personnel.

*Exploration, Development and Operating Risks*

Homeland's business of exploring for and developing coal deposits involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. Homeland attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that Homeland will be profitable in the future, and Homeland's common shares should be considered speculative.

The exploration for and development of coal deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. There can be no guarantee that the estimates of quantities and qualities of coal disclosed will be economically recoverable. With all mining operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions. Coal exploration is speculative in nature and there can be no assurance that any coal discovered will result in an increase in the Resulting Issuer's resource base.

The Resulting Issuer's operations will be subject to all of the hazards and risks normally encountered in the exploration, development and production of coal. These include unusual and unexpected geological formations, rock falls, seismic activity, flooding and other conditions involved in the extraction of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although precautions to minimize risk will be taken, operations are subject to hazards that may result in environmental pollution, and consequent liability that could have a material adverse impact on the business, operations and financial performance of the Corporation.

*Substantial Capital Requirements; Liquidity*

Substantial additional funds for the establishment of the Resulting Issuer's current and planned mining operations will be required. No assurances can be given that the Resulting Issuer will be able to raise the additional funding that may be required for such activities, should such funding not be fully generated from operations. Coal prices, environmental rehabilitation or restitution, revenues, taxes, transportation costs, capital expenditures and operating expenses and geological results are all factors which will have an impact on the amount of additional capital that may be required. To meet such funding requirements, the Resulting Issuer may be required to undertake additional equity financing, which would be dilutive to shareholders. Debt financing, if available, may also involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Resulting Issuer or at all. If the Resulting Issuer is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion, and pursue only those development plans that can be funded through cash flows generated from its existing operations.

*Financing Risks*

Homeland has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. There can be no assurances that the Resulting Issuer will be able to obtain adequate funding in the future or that the terms of such financing will be favourable. Unless and until the Resulting Issuer develops or acquires income producing assets, it will be

dependant upon its ability to obtain future equity or debt funding to support exploration, evaluation and development of the properties into which it or Homeland has an interest.

The Resulting Issuer's ability to raise further equity or debt will vary according to a number of factors, including the success of exploration results and the future development of the projects, stock market conditions and prices for coal. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties. Neither Homeland nor the Corporation has earnings of dividend record and neither anticipates paying dividends in the near future.

*Volatility of Coal Prices*

The market price of coal is volatile and is affected by numerous factors that are beyond the Resulting Issuer's control. These include international supply and demand, the level of consumer product demand, international economic trends, currency exchange rate fluctuations, the level of interest rates, the rate of inflation, global or regional political events and international events as well as a range of other market forces. Sustained downward movements in coal market prices could render less economic, or uneconomic, some or all of the coal extraction and/or exploration activities to be undertaken by the Resulting Issuer.

*Limited Operating History*

Homeland is a relatively new exploration company with a limited operating history. Homeland was incorporated in December 2004 and has yet to generate a profit from its activities. The Resulting Issuer will be subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that it will not achieve its growth objective. Homeland anticipates that it may take several years to achieve positive cash flow from operations.

*No Mineral Reserves / Mineral Resources*

Mineral reserves are, in the large part, estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Reserve estimates for properties that have not yet commenced production may require revision based on actual production experience. Market price fluctuations of commodities, as well as increased production costs or reduced recovery rates may render mineral reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies and the processing of new or different mineral qualities may cause a mining operation to be unprofitable in any particular accounting period.

*Environmental Risks*

Mining operations are subject to various environmental laws and regulations including, for example, those relating to waste treatment, emissions and disposal, and companies must generally comply with permits or standards governing, among other things, tailing dams and waste disposal areas, water consumption, air emissions and water discharges. Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in Homeland's activities, the extent of which cannot be predicted and which may well be beyond the capacity of Homeland to fund. Homeland's right to exploit any minerals it discovers is subject to various reporting requirements and to acquiring certain government approvals and there is no assurance that such approvals, including environmental approvals, will be granted without inordinate delays or at all.

Additionally, all phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with mining operations. The legislation also requires that facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs.

*Dependence on Key Personnel*

The Resulting Issuer's success will depend on its ability to attract and retain its key personnel. The loss of any key executive or manager of the Resulting Issuer may have an adverse effect on the future of the Resulting Issuer's business. The Resulting Issuer competes with numerous other companies for the recruitment and retention of qualified employees and contractors.

*Foreign Exchange Rate Fluctuations*

The Resulting Issuer's revenues and expenses will be incurred in South African Rands and Canadian dollars, though its financings will be completed in Canadian dollars. Although the Resulting Issuer has taken certain steps to help mitigate foreign currency fluctuations, there is no assurance that the activities or products are or will continue to be effective. Accordingly, the inability of the Resulting Issuer to obtain or to put in place effective hedges could materially increase exposure to fluctuations in the value of the Canadian dollar relative to the South African Rand. This could adversely affect the Resulting Issuer's financial position and operating results.

*Dividends*

To date, neither Chrysalis nor Homeland have paid any dividends on their outstanding shares. Any decision to pay dividends on the shares of the Resulting Issuer will be made by its board of directors on the basis of the Resulting Issuer's earnings, financial requirements and other conditions.

*Kyoto Protocols*

The Kyoto Protocol to the United Nations Framework Convention on Climate Change was negotiated in December 1997 and aims to reduce emissions of greenhouse gases. While these restrictions have not yet been ratified by the member nations, their possible future ratification and implementation could adversely impact on the price and demand for coal or may result in the imposition of additional taxes or levies or other increased costs.

*Governmental Regulations and Processing Licenses and Permits*

The activities of the Resulting Issuer are subject to government approvals, various laws governing Black Economic Empowerment and repatriation of funds in South Africa, prospecting, development, land resumptions, production taxes, labour standards and occupational health, mine safety, toxic substances and other matters, including issues affecting local previously disadvantaged populations. Although the Resulting Issuer believes that its activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of

exploration and mining, or more stringent implementation thereof, could have a material adverse impact on the business, operations and financial performance of the Resulting Issuer. Further, the mining licenses and permits issued in respect of its projects may be subject to conditions which, if not satisfied, may lead to the revocation of such licenses. In the event of revocation, the value of the Resulting Issuer's investments in such projects may decline.

Homeland's exploration and development activities require permits from various government authorities, and are subject to extensive state, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, currency movements, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. Homeland draws on the expertise and commitment of its management team, their advisors, its employees and contractors to ensure compliance with current laws and fosters a climate of open communication and co-operation with regulatory bodies.

Homeland believes that it holds, has applied for, or has the capability of applying for when appropriate, all necessary licenses, rights and permits under applicable laws and regulations, and believes it is presently complying in all material respects with the terms of such licenses and permits. There is no assurance that future changes in such regulation, if any, will not adversely affect Homeland's operations.

Government approvals and permits are required in connection with the development activities proposed for the properties. To the extent such approvals are required and not obtained, Homeland's planned exploration and development activities may be delayed, curtailed, or cancelled entirely.

*Uninsured Risks*

The Resulting Issuer, as a participant in mining and exploration activities, may become subject to liability for hazards that cannot be insured against or against which it may elect not to be so insured because of high premium costs. Furthermore, the Resulting Issuer may incur a liability to third parties (in excess of any insurance coverage) arising from negative environmental impacts or any other damage or injury.

*Obtaining and Renewal of Government Permits*

In the ordinary course of business, Homeland is required to obtain or renew governmental permits for the operation and expansion of existing mining operations or for the development, construction and commencement of new mining operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions which often involves public hearings and costly undertakings. The duration and success of Homeland's efforts to obtain or renew permits are contingent upon many variables not within the Corporation's control including the interpretation of applicable requirements implemented by the permitting authority. Homeland may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what Homeland believes it can recover from the property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could have a material adverse effect on Homeland's operations and profitability.

*Employee Recruitment*

Recruiting and retaining qualified personnel is critical to Homeland's success. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As Homeland's business activity grows, Homeland will require additional key executive, financial, operational, administrative and mining personnel. Although Homeland believes that

it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If Homeland is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse effect on Homeland's results of operations and profitability.

*Relations with Employees*

Homeland's business depends on good relations with its employees. Homeland could experience labor disputes, work stoppages or other disruptions in production that could adversely affect its operations.

*Title to Assets*

The validity of mining or exploration titles or claims, which constitute most of Homeland's property holdings, can be uncertain and may be contested. Homeland has used its reasonable commercial efforts to investigate its title or claims to its various properties and, to the best of its knowledge, except where Homeland has otherwise identified, those titles or claims are in good standing. However no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties.

Homeland has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. Homeland's properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

*Competition for New Properties*

Mines have limited lives and as a result, Homeland may in the future seek to replace and expand its reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where Homeland would consider conducting exploration and/or production activities. Homeland faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does. As a result, Homeland may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely affect Homeland's ability to acquire and develop suitable coal mines, coal developmental projects, coal producing companies or properties having significant exploration potential. As a result, there can be no assurance that Homeland's acquisition and exploration plans will yield new mineral reserves to replace or expand current mineral reserves.

*Lack of Liquidity*

To date, there has been limited trading in the Common Shares on the Exchange. There is no trading market for the shares of Homeland. If the Qualifying Transaction is completed, persons purchasing common shares of the Resulting Issuer may not be able to resell the shares and may have to hold the shares indefinitely. In addition, purchasers may not be able to use their shares for collateral for loans and may not be able to liquidate at a suitable price. Trading in the resulting issuer may be halted at other times for other reasons, including for failure by Homeland to submit documents to the Exchange in the time periods required.

*Nature of Mineral Exploration and Development Projects*

The business of exploration involves a high degree of risk. Few properties that are explored are ultimately developed into mines. Certain of Homeland's properties are in the exploration stage and at present do not have a known commercial coal deposit. Proposed prospecting programmes are in some cases an exploratory search to define such a deposit and in other cases designed to increase the confidence in or expand the current coal resource estimates. The long-term profitability of Homeland's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors that are beyond the control of Homeland.

Homeland's operations are subject to all the hazards and risks normally associated with the exploration and development of coal deposits, any of which could result in injury or damage to property, or the environment. Homeland's operations may be subject to disruptions caused by unusual or unexpected formations, formation pressures, fires, power failures, flooding, explosions, cave-ins, landslides, the inability to obtain suitable or adequate equipment or machinery, labour disputes, or adverse weather conditions. Although Homeland maintains insurance to cover normal business risks, the availability of insurance for many of the hazards and risks is extremely limited or uneconomical at this time. Through high standards and continuous improvement, Homeland works to reduce these risks.

In the event Homeland is fortunate enough to define a coal deposit, the economics of commercial production depend on many factors, including the cost of operations, the size of the deposit and quality of the coal, proximity to infrastructure, financing costs and Government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of coal and environmental protection. The effects of these factors cannot be accurately predicted, but any combination of these factors could adversely affect the economics of commencement or continuation of commercial production.

The profitability of Homeland's operations will be dependent, inter alia, on the market price of coal. Coal prices are affected by numerous factors beyond the control of Homeland, including international economic and political conditions, levels of supply and demand, and international currency exchange rates.

Success in establishing reserves is a result of a number of factors, including the quality of management, Homeland's level of geological and technical expertise, the quality of land available for exploration and development, the availability of suitable contractors, and other factors. Substantial expenditures are required to establish reserves through drilling, to determine the optimal metallurgical process and to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of resources or reserves.

*Conflicts of Interest*

Certain of Homeland's shareholders, directors, officers and technical consultants are or may become shareholders, directors or officers of, or technical consultants to, other natural resource companies, and, to the extent that such other companies may participate in ventures with Homeland, these individuals may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or of its terms. In appropriate cases Homeland will establish a special committee of independent directors to review a matter in which one or more directors or officers may have a conflict.

From time to time, Homeland, together with several other companies, may be involved in a joint venture opportunity where several companies participate in the acquisition, exploration and development of natural resource properties, thereby permitting Homeland to be involved in a greater number of larger projects with an associated reduction of financial exposure in any given project. Homeland may also assign all or a portion of its interest in a particular project to any of these companies due to the financial position of the other company or companies. Directors are required to act honestly and in good faith with a view to furthering the best interests of Homeland. In determining whether or not Homeland will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Homeland, the degree of risk to which Homeland may be exposed and its financial position at that time.

*Joint Ventures*

Homeland holds, and expects to hold in the future, interests in joint ventures. Joint ventures may involve special risks associated with the possibility that the joint venture partners may:

- have economic or business interests or targets that are inconsistent with those of Homeland;
- be unwilling or unable to fulfil their obligations under the joint venture or other agreements;
- take action contrary to Homeland's policies or objectives; or
- experience financial or other difficulties.

## PART IV – GENERAL MATTERS

### SPONSORSHIP

On September 4, 2007, Chrysalis and Canaccord Capital Corporation entered into an engagement letter whereby Canaccord Capital Corporation agreed to act as sponsor in connection with the Qualifying Transaction. In consideration for their services, Chrysalis will pay a sponsorship fee of $30,000 (plus GST), subject to increase to $45,000 (plus GST) if Canaccord Capital Corporation is required by the Exchange to certify a disclosure document. After October 31, 2007, a monthly work fee of $5,000 (plus GST) is due and payable on a monthly basis until such time as their services are no longer required. In addition to the sponsorship fee, the Corporation has agreed to reimburse all reasonable costs and expenses of Canaccord Capital Corporation.

Canaccord Capital Corporation is located at P.O. Box 10337, Pacific Centre, Suite 2200, 609 Granville Street, Vancouver, British Columbia V7Y 1H2. Canaccord Capital Corporation does not hold any securities of the Corporation or Homeland, other than the Chrysalis Agents' Options. An agreement to sponsor should not be construed as any assurance with respect to the merits of the Qualifying Transaction or the likelihood of completion. The Exchange and the TSX have advised the Corporation that it qualifies for an exemption from the sponsorship requirements of the Exchange.

### INTERESTS OF EXPERTS

A.N. Birtles and G. Van Heerden on behalf of SRK prepared the Technical Reports. Neither Messrs. Birtles nor Van Heerden have any direct or indirect interest in the Corporation or Homeland, nor will any such interest come into being upon completion of the Qualifying Transaction, and each is an "independent person" within the meaning of National Instrument 43-101.

### OTHER MATERIAL FACTS

The Corporation is not aware of any other material facts relating to the Corporation, Homeland or the Resulting Issuer or to the Qualifying Transaction that are not disclosed under the preceding items and are necessary in order for the Filing Statement to contain full, true and plain disclosure of all material facts relating to the Corporation, Homeland and the Resulting Issuer, assuming completion of the Qualifying Transaction, other than those set forth herein.

### BOARD APPROVAL

This Filing Statement has been approved by the directors of the Corporation. Where information contained in this Filing Statement rests particularly within the knowledge of a Person other than the Corporation, the Corporation has relied upon information furnished by such Person.

## CERTIFICATE OF CHRYSALIS CAPITAL IV CORPORATION

Dated: February 20, 2008

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of Chrysalis Capital IV Corporation assuming Completion of the Qualifying Transaction.

| *"Marc Lavine"* | *"Robert Munro"* |
| --- | --- |
| Marc Lavine, Chairman and Chief Executive Officer | Robert Munro, President and Chief Financial Officer |

**ON BEHALF OF THE BOARD OF DIRECTORS OF CHRYSALIS CAPITAL IV CORPORATION**

| *"Geoffrey Rotstein"* | *"Grant McCutcheon"* |
| --- | --- |
| Geoffrey Rotstein, Director | Grant McCutcheon, Director |

**CERTIFICATE OF HOMELAND ENERGY CORP.**

Dated: February 20, 2008

The foregoing as it relates to Homeland constitutes full, true and plain disclosure of all material facts relating to the securities of Homeland.

| *"Stephen Coates"* | *"Stephen Woodhead"* |
|---|---|
| Stephen E. Coates, Chief Executive Officer | Stephen Woodhead, Chief Financial Officer |

**ON BEHALF OF THE BOARD OF DIRECTORS OF HOMELAND ENERGY CORP.**

| *"Tom Griffis"* | *"Avrom Howard"* |
|---|---|
| A. Tom Griffis, Director | Avrom Howard, Director |

## CONSENT OF MINTZ & PARTNERS LLP

See attached.



200 - 1 Concorde Gate
North York, ON M3C 4G4

T. 416.391.2900
F. 416.644-4303
Web site: www.mintzca.com

**AUDITORS' CONSENT**

**CHRYSALIS CAPITAL IV CORPORATION**

We have read the Filing Statement document (the "filing statement") of Chrysalis Capital IV Corporation (the "Company") dated February 20, 2008 relating to the acquisition of the outstanding common shares of Homeland Energy Corp. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned filing statement of our compilation report dated February 8, 2008 to the directors of the Company on the pro-forma balance sheet of the Company as at September 30, 2007.

We also consent to the use in the above-mentioned filing statement of our report dated April 22, 2007 to the directors of the Company on the balance sheet of the Company as at December 31, 2006 and the statements of operations and deficit, and cash flows for the period ended December 31, 2006.

Mintz & Partners LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 20, 2008




Top 50
Employers

## CONSENT OF SHIMMERMAN PENN LLP

See attached.

Shimmerman Penn LLP
30 St. Clair Avenue West, Suite 400
Toronto, ON M4V 3A1

Tel. 416 964 7200
Fax 416 964 2025
www.spllp.com


PENN LLP

Chartered Accountants & Business Advisors

February 20, 2008

TSX Venture Exchange
The Ontario Securities Commission
The Alberta Securities Commission
The British Columbia Securities Commission

Geoff Kritzinger, Partner
Email: gkritzinger@spllp.com

Dear Sirs/Mesdames:

**HOMELAND ENERGY CORP. ("HOMELAND")**

We refer to the Filing Statement dated February 20, 2008 with respect to the Qualifying Transaction of Homeland.

We consent to the use in the above-mentioned Filing Statement of our auditors' report dated May 18, 2007 (except as to Note 15 which is as of September 7, 2007 and Note 16 as of February 5, 2008) to the directors of Homeland on the following financial statements.

- Consolidated balance sheets as at December 31, 2006, 2005 and 2004.
- Consolidated statements of operations and deficit for the periods ended December 31, 2006, 2005 and 2004.
- Consolidated statements of cash flows for the periods ended December 31, 2006, 2005 and 2004.

We also consent to the use in the above-mentioned Filing Statement of our review engagement report dated November 21, 2007 to the directors of Homeland on the following financial statements:

- Unaudited consolidated balance sheet as at September 30, 2007.
- Unaudited consolidated interim statement of shareholders' equity, statement of operations and deficit and statement of cash flow the nine-month period ended September 30, 2007.

We report that we have read the Filing Statement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility of loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

***Shimmerman Penn LLP***

Shimmerman Penn LLP


IGAF

## SCHEDULE A
## FINANCIAL STATEMENTS OF CHRYSALIS CAPITAL IV CORPORATION

See attached.

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**FINANCIAL STATEMENTS**

**September 30, 2007**
**(Unaudited)**

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**(Unaudited)**
**SEPTEMBER 30, 2007**

Table of Contents

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**BALANCE SHEET**
**(Unaudited)**

| | | As at September 30, 2007 (unaudited) | | As at December 31, 2006 (audited) |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash and cash equivalents | $ | 67,681 | $ | 66,485 |
| Qualifying transaction funds (Notes 3 and 4) | | 855,000 | | 210,000 |
| Prepaid capital stock issuance costs (Note 5) | | - | | 43,708 |
| Sundry assets | | 63,302 | | 3,815 |
| | $ | 985,983 | $ | 324,008 |
| **LIABILITIES** | | | | |
| Accounts payable and accrued liabilities | $ | 69,948 | $ | 29,701 |
| **SHAREHOLDERS' EQUITY** | | | | |
| Share capital (Note 6) | $ | 985,783 | $ | 300,000 |
| Contributed surplus (Note 7) | | 27,101 | | - |
| Deficit | | (96,849) | | (5,693) |
| | $ | 916,035 | $ | 294,307 |
| | $ | 985,983 | $ | 324,008 |

Approved on behalf of the board

*"Marc Lavine"* Director

*"Robert Munro"* Director

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**INTERIM STATEMENT OF OPERATIONS AND DEFICIT**
**(Unaudited)**

| | Three month period ended September 30, 2007 | Nine month period ended September 30, 2007 |
|---|---|---|
| **INCOME** | $ 9,588 | $ 24,522 |
| **EXPENSES** | | |
| General and administrative expenses | 28,503 | 97,020 |
| Stock based compensation expense (Note 3) | - | 16,962 |
| Charitable contribution (Note 6) | - | 1,696 |
| | $ 28,503 | $ 115,680 |
| **NET LOSS** | $ (18,915) | $ (91,156) |
| **DEFICIT, BEGINNING OF PERIOD** | (77,934) | (5,693) |
| **DEFICIT, END OF PERIOD** | $ (96,849) | $ (96,849) |
| **LOSS PER SHARE** | $ (0.00) | $ (0.01) |
| **Weighted average number of shares outstanding** | 7,345,625 | 6,609,680 |

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**INTERIM STATEMENT OF CASH FLOWS**
**(Unaudited)**

| | Three month period ended September 30, 2007 | Nine month Period ended September 30, 2007 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss from operations | $ (18,915) | $ (91,156) |
| Items not involving cash: | | |
| Stock based compensation - Directors | - | 16,962 |
| Stock based compensation – Charity | - | 1,696 |
| Changes in non-cash items related to operations: | | |
| Increase (decrease) in accounts payable and accrued liabilities | (4,644) | 40,249 |
| Increase in sundry assets | (41,984) | (59,489) |
| **Cash used in operating activities** | $ (65,543) | $ (91,738) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Qualifying transaction funds | - | (645,000) |
| **Cash used in investing activities** | $ - | $ (645,000) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from share issuance | - | 850,000 |
| Proceeds from exercise of broker warrants | - | 19,125 |
| Prepaid capital stock issuance costs | - | 43,708 |
| Capital stock issuance costs* | 1,008 | (174,899) |
| **Cash provided by, used in financing activities** | $ 1,008 | $ 737,934 |
| **Increase in cash and cash equivalents** | $ (64,535) | $ 1,196 |
| Cash and cash equivalents, beginning of period | 132,216 | 66,485 |
| Cash and cash equivalents, end of period | $ 67,681 | $ 67,681 |

***Supplemental disclosure of non-cash transaction:**

During the nine month period ended September 30, 2007, the Company paid a portion of agent fees by issuance of stock options with a fair market value of $8,443 (3 month period ended September 30, 2007 - $nil), which was included in Share Issuance Costs (Note 6).

## 1. NATURE OF ORGANIZATION

Chrysalis Capital IV Corporation was incorporated under the *Canada Business Corporations Act* on October 12, 2006 and is classified as a Capital Pool Company as defined in the Policy 2.4 of the TSX Venture Exchange (the "Exchange"). The Company has no assets other than cash and prepaid share capital issuance costs and proposes to identify and evaluate potential acquisitions or businesses, and once identified and evaluated, to negotiate an acquisition or participation subject to receipt of regulatory and, if required, shareholders' approval.

The proposed business of the Company involves a high degree of risk and there is no assurance that the Company will identify an appropriate business for acquisition or investment, and even if so identified and warranted, it may not be able to finance such acquisition or investment. Additional funds may be required to enable the Company to pursue such an initiative and the Company may be unable to obtain such financing on terms, which are satisfactory to it. Furthermore, there is no assurance that the businesses acquired will be profitable.

## 2. COMPARATIVE FIGURES

The Company was incorporated on October 12, 2006 and did not have significant operations for the period ending December 31, 2006. As a result, the Company did not have any meaningful comparative information. Accordingly, no comparative information has been presented.

## 3. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the company include the following:

### (a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from those estimates.

### (b) Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, bank balances and investments in money market instruments with maturities of three months or less.

**(c) Qualifying Transaction funds**

The proceeds raised from the issuance of capital stock may only be used to identify and evaluate assets or businesses for future investment, with the exception that up to lesser of $210,000 or 30% of the gross proceeds may be used to cover prescribed costs of issuing the common shares or administrative and general expenses of the Company. These restrictions apply under completion of a Qualifying Transaction by the Company as defined under the policies of the Exchange.

**(d) Stock-based compensation**

The Company has adopted the recommendations under CICA Handbook Section 3870 relating to stock based compensation.

Stock options issued by the Company are accounted for in accordance with the fair value based method of accounting. The fair value of options issued to directors, officers, and employees of and consultants and service providers to the Company is charged to earnings with an offsetting amount recorded to contributed surplus. The fair value of options issued to agents in conjunction with public offerings is charged to share issue costs with an offsetting amount recorded to contributed surplus. Fair value is measured using the Black Scholes options pricing model.

**(e) Earnings per share**

Earnings per share is calculated using the weighted average number of shares outstanding during the period. The treasury stock method of calculating fully diluted earnings per share amounts is used, which assumes that all outstanding stock option grants with an exercise price below the average market value are exercised, and the assumed proceeds are used to purchase common shares at the average market price during the period. The difference between the number of shares assumed issued and the number of shares assumed purchased is then included in the denominator of the diluted earnings per share computation. Fully diluted loss per share is not calculated when the effect is anti-dilutive.

**(f) Future income taxes**

Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the asset.

## 4. QUALIFYING TRANSACTION FUNDS

Qualifying transaction funds include two Guaranteed Investment Certificates bearing a 3.85% and 4.04% per annum rate maturing on October 27, 2007 and February 23, 2008 respectively. The carrying value of these funds approximates their fair value.

## 5. PREPAID CAPITAL STOCK ISSUANCE COSTS

These costs relate directly to the proposed issuance of capital stock by the Company. These costs were charged to Share Capital during the period ended June 30, 2007.

## 6. SHARE CAPITAL

a) Authorized
Unlimited number of common shares

b) Issued

| | Number of Shares | Amount |
|---|---|---|
| Incorporation – October 12, 2006 | 1 | $ 0.10 |
| – October 24, 2006 | 2,999,999 | 299,999.90 |
| Initial Public offering – February 13, 2007 | 4,250,000 | 850,000.00 |
| Broker Warrant Exercise – March 13, 2007 | 95,625 | 19,125.00 |
| | | 1,169,125.00 |
| Share Issuance Costs | - | (183,342.00) |
| Balance, September 30, 2007 | 7,345,625 | $ 985,783.00 |

On October 24, 2006, the Company issued 2,999,999 common shares at $0.10 per share for cash consideration of $299,999.90.

On February 13, 2007, the Company completed a public offering of 4,250,000 common shares at $0.20 per share for gross proceeds of $850,000. Share issuance costs related to the offering included $174,899 in cash and $8,443 in stock based fees from agent's options issued on the initial public offering. The Company's shares began trading on the TSX Venture Exchange on February 15, 2007.

On March 13, 2007, the Company's Agent for the IPO exercised 95,625 options for cash consideration of $19,125.

c) Escrowed shares

All of the 3,000,000 common shares issued prior to the offering and all common shares that may be acquired from treasury of the Company by Non Arm's Length Parties, as defined in the policies of the TSX Venture Exchange, of the Company either under the offering or otherwise prior to the completion of the Qualifying Transaction will be deposited with the Trustee under the Escrow Agreement.

All common shares acquired on exercise of stock options prior to the completion of a Qualifying Transaction, must also be deposited in escrow until the final exchange bulletin is issued.

All common shares of the Company acquired in the secondary market prior to the completion of a Qualifying Transaction by a Control Person, as defined in the policies of the TSX Venture Exchange, are required to be deposited in escrow. Subject to certain permitted exemptions, all securities of the Company held by principles of the resulting issuer will also be escrowed.

d) Stock options

The directors of the Company have approved a Stock Option Plan (the "Plan") for the directors, officers, employees and consultants of the Company. Options granted under the Plan are exercisable for a period of up to 5 years from the date of the grant. The exercise price of the options shall be determined by the Board at the time of the grant. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Company from time to time. The number of common shares reserved for issuance to (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares, and (b) all technical consultants will not exceed 2% of the issued and outstanding common shares. In addition to the options granted under the Plan, the Company proposes to grant options to one or more eligible charitable organizations, exercisable for a period of up to 5 years from the date of the grant. Such grants to eligible charitable organizations will not exceed 1% of the issued and outstanding common shares.

A summary of the status of the Company's outstanding stock options as at September 30, 2007 is as follows:

| | Number of Shares | Weighted average exercise price | |
|---|---|---|---|
| Opening Balance | - | $ | - |
| Granted to Directors, Officers | 725,000 | $ | 0.20 |
| Granted to Eligible Charity | 72,500 | $ | 0.20 |
| Granted to Agent | 329,375 | $ | 0.20 |
| Outstanding and exercisable, as at September 30, 2007 | 1,126,875 | $ | 0.20 |

On February 13, 2007 the Company granted 725,000 options to purchase common shares at an exercise price of $0.20 per share, vesting immediately and expiring five years from the date of grant. The fair value of the options granted at the time of granting is $0.02 per option assuming an average volatility of 10% on the underlying shares, an exercise price of $0.20, a risk free interest rate of 3.90% an expected life of 2.5 years, and an expected dividend rate of 0%. The Company recognized a stock-based compensation expense of $16,962 and charitable contribution of $1,696.

The Company granted options to its Agent in connection with the Initial Public Offering completed February 13, 2007. These options are to purchase 425,000 common shares at $0.20 per share with an expiry period of 5 years from the date of grant. The Company also granted options to The Arthritis & Autoimmunity Research Centre Foundation, registration number 11929 0773 RR0001, an Eligible Charitable Organization, to purchase up to 72,500 common shares at $0.20 per share with an expiry period of 5 years from the date of grant. The fair value of the options granted at the time of granting is approximately $0.02 per option assuming an average volatility of 10% on the underlying shares, an exercise price of $0.20, a risk free interest rate of 3.90%, an expected life of twenty-four months, and an expected divided rate of 0%. The Corporation recognized a value of $8,443 stock issuance cost associated with the agent options and $1,696 associated with the charitable options.

The agent exercised 95,625 of their options to purchase 95,625 common shares.

## 7. CONTRIBUTED SURPLUS

The corporation's contributed surplus consists of the following:

| | | |
|---|---|---|
| Balance, December 31, 2006 | $ | - |
| Agent Options (Note 6(b)) | | 8,443 |
| Directors, Officers and Charity Options (Note 8) | | 18,658 |
| Balance, September 30, 2007 | $ | 27,101 |

## 8. STOCK BASED COMPENSATION

For the nine months ending September 30, 2007 the Company recorded $18,658 as expense in relation to stock options granted to directors, officers and a charity (Note 7) (for the 3 month period ended September 30, 2007 - $nil), and $8,443 as share issue costs in relation to stock options granted to the agent (Note 6) (for the 3 month period ended September 30, 2007 - $nil).

## 9. FINANCIAL INSTRUMENTS

Financial instruments including cash and cash equivalents, qualifying transaction funds, accounts payable and accrued liabilities, all of which are carried at amounts, which approximate fair value which reflect their short term nature. The company has invested in a Guaranteed Investment Certificates at a fixed rate. Any change to market rates result in interest rate risk.

## 10. CONTINGENCY

There is no assurance that the corporation will identify a business or asset that warrants acquisition or participation within the time limitations permissible under the policies of the Exchange, at which time the Exchange may suspend or de-list the corporation's shares from trading.

## 11. PROPOSED QUALIFYING TRANSACTION

On June 13, 2007, Chrysalis Capital IV Corporation ("Chrysalis") entered into a definitive agreement with Homeland Energy Corp. ("Homeland"), and certain of its principal shareholders pursuant to which Chrysalis will complete a business combination to acquire Homeland (the "Proposed Transaction").

When completed, the Proposed Transaction will constitute Chrysalis' Qualifying Transaction pursuant to the policies of the TSX Venture Exchange (the "TSXV"), and is subject to compliance with all necessary regulatory and other approvals and certain other terms and conditions.

Homeland Energy Corp. is a private company focused on coal exploration and development in southern Africa. Homeland owns three advanced development / pre-development coal projects in South Africa and a number of earlier-stage exploration properties in the Witbank, Middlefield and Standerton areas. Homeland is currently negotiating to acquire interests in a number of additional coal properties in South Africa, Botswana and Swaziland.

Homeland is also a significant shareholder of Homeland Uranium Inc., a Canadian company involved in the exploration and development of Uranium projects in Niger and the United States.

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**FINANCIAL STATEMENTS**

**December 31, 2006**


Mintz & Partners LLP

## AUDITORS' REPORT

To the Directors of
Chrysalis Capital IV Corporation

We have audited the balance sheet of Chrysalis Capital IV Corporation as at December 31, 2006, and the statements of operations and cash flows for the period from October 12, 2006 (Date of Incorporation) to December 31, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006, and the results of its operations and its cash flows for the period from October 12, 2006 (Date of Incorporation) to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Mintz & Partners LLP
CHARTERED ACCOUNTANTS
Licensed Public Accountants

Toronto, Ontario
April 22, 2007

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**BALANCE SHEET**

AS AT DECEMBER 31, 2006

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and Cash Equivalents | $ | 66,485 |
| Qualifying Transaction Funds (Note 2 and 3) | | 210,000 |
| Prepaid Capital Stock Issuance Costs (Note 5) | | 43,708 |
| Sundry Assets | | 3,815 |
| | $ | 324,008 |
| **LIABILITIES** | | |
| Accounts Payable and Accrued Liabilities | $ | 29,701 |
| **SHAREHOLDERS' EQUITY** | | |
| Capital Stock (Note 6) | $ | 300,000 |
| Deficit | | (5,693) |
| | $ | 294,307 |
| | $ | 324,008 |

Approved on behalf of the board

*"Marc Lavine"* Director

*"Robert Munro"* Director

See Accompanying Notes

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**STATEMENT OF OPERATIONS AND DEFICIT**

FOR THE PERIOD FROM OCTOBER 12, 2006 (DATE OF INCOPORATION) TO DECEMBER 31, 2006

| | | |
|---|---|---|
| **INTEREST INCOME** | $ | 1,829 |
| **EXPENSES** | | |
| General and administrative expenses | | 7,522 |
| | | 7,522 |
| **NET LOSS,** being deficit, end of period | $ | (5,693) |
| **LOSS PER SHARE** | $ | (0.02) |
| **Weighted average number of shares outstanding** | | 255,000 |

See Accompanying Notes

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**STATEMENT OF CASH FLOWS**

FOR THE PERIOD FROM OCTOBER 12, 2006 (DATE OF INCOPORATION) TO DECEMBER 31, 2006

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss from operations | $ | (5,693) |
| Changes in non-cash operating assets and liabilities: | | |
| Increase in accounts payable and accrued liabilities | | 7,950 |
| Increase in sundry assets | | (3,815) |
| **Cash used in operating activities** | $ | (1,558) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Investment of qualifying transaction funds | $ | (210,000) |
| **Cash used in investing activities** | $ | (210,000) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceed from share issuance | $ | 300,000 |
| Increase in accounts payable and accrued liabilities from financings | | 21,751 |
| Increase in prepaid capital stock issuance costs | | (43,708) |
| **Cash provided by financing activities** | $ | 278,043 |
| **INCREASE IN CASH AND CASH EQUIVALENTS**, being cash and cash equivalents, end of period | $ | 66,455 |

## 1. NATURE OF ORGANIZATION

Chrysalis Capital IV Corporation was incorporated under the *Canada Business Corporations Act* on October 12, 2006 and is classified as a Capital Pool Company as defined in the Policy 2.4 of the TSX Venture Exchange (the "Exchange"). The corporation has no assets other than cash and prepaid share capital issuance costs and proposes to identify and evaluate potential acquisitions or businesses, and once identified and evaluated, to negotiate an acquisition or participation subject to receipt of regulatory and, if required, shareholders' approval.

The proposed business of the Corporation involves a high degree of risk and there is no assurance that the Corporation will identify an appropriate business for acquisition or investment, and even if so identified and warranted, it may not be able to finance such acquisition or investment. Additional funds may be required to enable the Corporation to pursue such an initiative and the Corporation may be unable to obtain such financing on terms, which are satisfactory to it. Furthermore, there is no assurance that the businesses acquired will be profitable.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the company include the following:

### (a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from those estimates.

### (b) Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, bank balances and investments in money market instruments with maturities of three months or less.

### (c) Qualifying Transaction funds

The proceeds raised from the issuance of capital stock may only be used to identify and evaluate assets or businesses for future investment, with the exception that up to lesser of $210,000 or 30% of the gross proceeds may be used to cover prescribed costs of issuing the common shares or administrative and general expenses of the corporation. These restrictions apply under completion of a Qualifying Transaction by the corporation as defined under the policies of the Exchange.

### (d) Stock-based compensation

The Corporation adopted, effective October 12, 2006 (the date of incorporation), the new recommendations under CICA Handbook Section 3870 relating to stock based compensation.

Stock options issued by the Corporation are accounted for in accordance with the fair value based method of accounting. The fair value of options issued to directors, officers, and employees of and consultants and service providers to the Corporation is charged to earnings with an offsetting amount recorded to contributed surplus. The fair value of options issued to agents in conjunction with public offerings is charged to share issue costs with an offsetting amount recorded to contributed surplus. Fair value is measured using the Black Scholes options pricing model.

### (e) Earnings per share

Earnings per share is calculated using the weighted average number of shares outstanding during the period. The treasury stock method of calculating fully diluted earnings per share amounts is used, which assumes that all outstanding stock option grants with an exercise price below the average market value are exercised, and the assumed proceeds are used to purchase common shares at the average market price during the period. The difference between the number of shares assumed issued and the number of shares assumed purchased is then included in the denominator of the diluted earnings per share computation. Fully diluted loss per share is not calculated when the effect is anti-dilutive.

### (f) Future income taxes

Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Corporation does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the asset.

## 3. QUALIFYING TRANSACTION FUNDS

Qualifying transaction funds include a Guaranteed Investment Certificate bearing a 3.85% per annum rate maturing on October 27, 2007.

## 4. FINANCIAL INSTRUMENTS

Financial instruments including cash and cash equivalents, qualifying transaction funds, accounts payable and accrued liabilities, all of which are carried at amounts, which approximate fair value which reflect their short term nature. The company has invested in a Guaranteed Investment Certificate at a fixed rate. Any change to market rates result in interest rate risk.

## 5. PREPAID CAPITAL STOCK ISSUANCE COSTS

These costs relate directly to the proposed issuance of capital stock by the corporation. The costs will reduce the carrying value for financial statement purposes for those shares when issued by

the corporation. Upon completion of the public offering discussed in Note 8, the costs incurred will be charged against capital stock.

## 6. CAPITAL STOCK

a) Authorized
Unlimited number of common shares

b) Issued

| | Number of Shares | Amount |
|---|---|---|
| Incorporation – October 12, 2006 | 1 | $ 0.10 |
| – October 24, 2006 | 299,999 | $ 299,999.90 |
| Balance, December 31, 2006 | 300,000 | $ 300,000.00 |

c) Escrowed shares

All of the 3,000,000 common shares issued prior to the offering (Note 8) and all common shares that may be acquired from treasury of the corporation by Non Arm's Length Parties, as defined in the policies of the TSX Venture Exchange, of the corporation either under the offering or otherwise prior to the completion of the Qualifying Transaction will be deposited with the Trustee under the Escrow Agreement.

All common shares acquired on exercise of stock options prior to the completion of a Qualifying Transaction, must also be deposited in escrow until the final exchange bulletin is issued.

All common shares of the corporation acquired in the secondary market prior to the completion of a Qualifying Transaction by a Control Person, as defined in the policies of the TSX Venture Exchange, are required to be deposited in escrow. Subject to certain permitted exemptions, all securities of the corporation held by principles of the resulting issuer will also be escrowed.

d) Stock options

The directors of the corporation have approved a Stock Option Plan (the "Plan") for the directors, officers, employees and consultants of the corporation. Options granted under the Plan are exercisable for a period of up to 5 years from the date of the grant. The exercise price of the options shall be determined by the Board at the time of the grant. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. The number of common shares reserved for issuance to (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares, and (b) all technical consultants will not exceed 2% of the issued and outstanding common shares. In addition to the options granted under the Plan, the corporation proposes to grant options to one or more eligible charitable organizations, exercisable for a period of up to 5 years from the date of the grant. Such grants to eligible charitable organizations will not exceed 1% of the issued and

outstanding common shares.

## 7. CONTINGENCY

There is no assurance that the corporation will identify a business or asset that warrants acquisition or participation within the time limitations permissible under the policies of the Exchange, at which time the Exchange may suspend or de-list the corporation's shares from trading.

## 8. SUBSEQUENT EVENTS

a) Filing of prospectus

Pursuant to a prospectus dated January 26, 2007, the corporation offered a maximum of 4,250,000 common shares at $0.20 per share ($850,000) and a minimum of 3,000,000 at $0.20 per share ($600,000).

b) Agent's compensation

The corporation granted the Agents and any sub-agents of the proposed equity offering, the option to purchase that number of common shares equal to 10% of the aggregate number of common shares sold pursuant to this offering at a price of $0.20 per common share. This option is available for exercise for a period of 24 months from the day the common shares of the corporation are listed on the Exchange. In addition, the Corporation has agreed to pay a commission equal to 10% of the gross proceeds of the offering and a corporate finance fee of $10,000 plus GST to the Agents ad any sub-agents as compensation.

## SCHEDULE B
## FINANCIAL STATEMENTS OF HOMELAND ENERGY CORP.

See attached.

# HOMELAND ENERGY CORP.

*(A Development Stage Company)*

## CONSOLIDATED INTERIM FINANCIAL STATEMENTS

## THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

**(Stated in Canadian Dollars)**

## CONTENTS

# HOMELAND ENERGY CORP.

*(A Development Stage Company)*

## CONSOLIDATED INTERIM FINANCIAL STATEMENTS
## THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

These consolidated interim financial statements are unaudited.

**Responsibility for Consolidated Interim Financial Statements**

The accompanying consolidated interim financial statements for Homeland Energy Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2006 audited annual financial statements. Only changes in accounting principles have been disclosed in these consolidated interim financial statements.

These consolidated interim financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent on future events. Therefore estimates and approximations have been made using careful judgment.

Recognizing that the Company is responsible for both the integrity and objectivity of the consolidated interim financial statements, management is satisfied that these consolidated interim financial statements have been fairly presented. This disclosure has been approved by the Board of Directors.

**Stephen Coates**
*President and Chief Executive Officer*

**Stephen Woodhead**
*Chief Financial Officer*

October 31, 2007

# HOMELAND ENERGY CORP.

*(A Development Stage Company)*

CONSOLIDATED BALANCE SHEETS

*(Stated in Canadian Dollars)*

| As at | September 30 2007 (Unaudited) $ | December 31 2006 (Audited) $ |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and equivalents | 5,603,121 | 2,370,478 |
| Amounts receivable | 772,964 | 154,951 |
| Advances and prepaid expenses | 458,253 | 109,140 |
| Current portion of long-term advances and prepayments (Note 5) | 553,912 | 108,224 |
| Future income tax assets | 47,282 | 54,013 |
| | 7,435,532 | 2,796,806 |
| **Investments** (Note 4) | 11,663,939 | 1 |
| **Long-term Advances and Prepayments** (Note 5) | 2,653,500 | 1,128,619 |
| **Mineral Properties** (Note 7) | 4,917,825 | 8,968,752 |
| **Property and Equipment** (Note 6) | 1,045,133 | 336,858 |
| | 20,280,397 | 10,434,230 |
| | 27,715,929 | 13,231,036 |
| **LIABILITIES** | | |
| **Current Liabilities** | | |
| Accounts payable and accrued liabilities | 304,314 | 358,609 |
| **Convertible Debenture** (Note 10) | 1,552,664 | - |
| **SHAREHOLDERS EQUITY** | | |
| **Common Shares** (Note 8(b)) | 30,903,799 | 13,723,931 |
| **Share Purchase Warrants** (Note 8(c)) | 263,312 | 1,156,501 |
| **Contributed Surplus** (Note 9) | 1,793,719 | 1,624,000 |
| **Deficit Accumulated through Development Stage** | (7,604,057) | (3,632,005) |
| | 25,356,773 | 12,872,427 |
| **Equity portion of convertible debenture (Note 10)** | 502,178 | - |
| | 25,858,951 | 12,872,427 |
| | 27,715,929 | 13,231,036 |

**Commitments and Contingencies** (Note 11)

**APPROVED ON BEHALF OF THE BOARD**

*"signed" A. Tom Griffis*
**A. Tom Griffis, Director**

*"signed" Stephen Coates*
**Stephen Coates, Director**

*(The accompanying notes are an integral part of these consolidated interim financial statements.)*

**HOMELAND ENERGY CORP.**
***(A Development Stage Company)***
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Stated in Canadian Dollars)

| (Unaudited) | Common Shares | Common Shares | Contributed Surplus | Share Purchase Warrants | Deficit accumulated during the development stage | Shareholders' equity |
|---|---|---|---|---|---|---|
| | # | $ | $ | $ | $ | $ |
| **Issuance of founder shares – December 13, 2004** | **4,000,000** | **4,000** | - | - | - | **4,000** |
| - Issuance of shares in seed financing | 2,130,000 | 106,500 | - | - | - | 106,500 |
| - Valuation of warrants issued in seed financing | - | (14,697) | - | 14,697 | - | - |
| - Issuance of shares on non-brokered private placement | 100,000 | 15,000 | - | - | - | 15,000 |
| - Issuance of shares on four non-brokered private placements, net of issuance costs of $19,474 | 3,000,000 | 1,772,001 | - | - | - | 1,772,001 |
| - Valuation of warrants issued on private placement | - | (794,364) | - | 794,364 | - | - |
| - Stock based compensation expense | - | - | 496,760 | - | - | 496,760 |
| Loss for the period | - | - | - | - | (682,652) | (682,652) |
| **Balance - December 31, 2005** | **9,230,000** | **1,088,440** | **496,760** | **809,061** | **(682,652)** | **1,711,609** |
| - Issuance of shares pursuant to acquisition of Pan African Uranium Corp. | 7,300,000 | 4,188,010 | - | 98,825 | - | 4,286,835 |
| - Issuance of shares on exercise of share purchase warrants | 2,130,000 | 532,500 | - | - | - | 532,500 |
| - Valuation allocation on exercise of share purchase warrants | - | 14,697 | - | (14,697) | - | - |
| - Issuance of shares on brokered private placement, net of issuance costs of $697,858 | 3,111,900 | 6,553,654 | - | - | - | 6,553,654 |
| - Valuation of warrants issued on private placement | - | (263,312) | - | 263,312 | - | - |
| - Issued as compensation to employees and consultants | 995,460 | 817,394 | - | - | - | 817,394 |
| - Issuance of shares on exercise of stock options | 25,000 | 13,855 | - | - | - | 13,855 |

*(The accompanying notes are an integral part of these consolidated interim financial statements.)*

# HOMELAND ENERGY CORP.

*(A Development Stage Company)*

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(Stated in Canadian Dollars)

| (Unaudited) | Common Shares | Common Shares | Contributed Surplus | Share Purchase Warrants | Deficit accumulated during the development stage | Shareholders' equity |
|---|---|---|---|---|---|---|
| | # | $ | $ | $ | $ | $ |
| - Valuation allocation on exercise of stock options | - | 11,290 | (11,290) | - | - | - |
| - Issuance of shares on brokered private placement, net of issuance costs of $45,394 | 362,500 | 767,403 | - | - | - | 767,403 |
| - Stock based compensation expense | - | - | 1,138,530 | - | - | 1,138,530 |
| Loss for the period | - | - | - | - | (2,949,353) | (2,949,353) |
| **Balance – December 31, 2006** | **23,154,860** | **13,723,931** | **1,624,000** | **1,156,501** | **(3,632,005)** | **12,872,427** |
| - Issuance of shares on exercise of share purchase warrants | 3,000,000 | 2,795,760 | - | - | - | 2,795,760 |
| - Valuation allocation on exercise of share purchase warrants | - | 794,364 | - | (794,364) | - | - |
| - Issuance of shares on exercise of share purchase warrants | 295,000 | 88,500 | - | - | - | 88,500 |
| - Valuation allocation on exercise of share purchase warrants | - | 98,825 | - | (98,825) | - | - |
| - Issuance of shares on private placement, net of issuance costs of $473,326 | 3,969,230 | 10,168,070 | - | - | - | 10,168,070 |
| - Issuance of shares pursuant to acquisition of Pan African Uranium Corp., upon granting of Niger permits | 125,000 | 294,800 | - | - | - | 294,800 |
| - Issuance of shares on private placement, net of issuance costs of $105,690 | 670,690 | 2,040,518 | - | - | - | 2,040,518 |
| - Issuance of shares on exercise of stock options | 1,365,000 | 166,931 | - | - | - | 166,931 |
| - Valuation allocation on exercise of stock options | - | 732,100 | (732,100) | - | - | - |
| - Stock option compensation expense | - | - | 901,819 | - | - | 901,819 |
| Loss for the period | - | - | - | - | (3,972,052) | (3,972,052) |
| **Balance – September 30, 2007** | **32,579,780** | **30,903,799** | **1,793,719** | **263,312** | **(7,604,057)** | **25,356,773** |

*(The accompanying notes are an integral part of these consolidated interim financial statements.)*

# HOMELAND ENERGY CORP.

*(A Development Stage Company)*

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND DEFICIT

(Stated in Canadian Dollars)

| (Unaudited) | Three months ended 30 September 2007 $ | Three months ended 30 September 2006 $ | Nine months ended 30 September 2007 $ | Nine months ended 30 September 2006 $ |
|---|---|---|---|---|
| **Revenue** | - | - | - | - |
| **Expenses** | | | | |
| Amortization | 53,055 | 11,056 | 98,598 | 11,056 |
| Directors' fees | 14,610 | - | 48,125 | - |
| Exploration expense | - | (622) | 22,099 | 40,661 |
| Foreign exchange loss / (gain) | (192,469) | 152,833 | 199,915 | 171,272 |
| Interest expense | 126,411 | - | 134,273 | - |
| Investor relations and shareholder information | 59,612 | 25,655 | 104,548 | 61,448 |
| Local administration | - | - | - | - |
| Management and administrative services | 246,652 | 133,172 | 999,138 | 366,608 |
| Office and general | 152,825 | (1,977) | 284,009 | 18,949 |
| Professional and consulting fees | 197,949 | 119,973 | 575,167 | 227,803 |
| Transfer agent and filing | 11,179 | 4,304 | 12,727 | 4,304 |
| Stock-based compensation (Note 8(e)) | 662,319 | - | 901,819 | 457,033 |
| Travel and accommodation | 402,361 | 105,374 | 745,089 | 183,312 |
| | 1,734,504 | 549,768 | 4,125,507 | 1,542,446 |
| **Loss for the period before the undernoted** | (1,734,504) | (549,768) | (4,125,507) | (1,542,446) |
| Interest income | 81,756 | 35,216 | 116,106 | 38,724 |
| Other income | 37,349 | - | 37,349 | - |
| **Loss before income taxes** | (1,615,399) | (514,552) | (3,972,052) | (1,503,722) |
| Provision for income taxes | - | - | - | - |
| **Net loss for the period** | (1,615,399) | (514,552) | (3,972,052) | (1,503,722) |
| **Deficit – beginning of period** | (5,988,658) | (1,671,822) | (3,632,005) | (682,652) |
| **Deficit – end of period** | (7,604,057 | (2,186,374 | (7,604,057) | (2,186,374) |
| **Loss per share – Basic and Fully Diluted** | (0.06) | (0.02) | (0.15) | (0.08) |
| **Weighted average number of basic common shares outstanding during the period** | 26,778,394 | 22,294,874 | 26,261,072 | 18,848,766 |

*(The accompanying notes are an integral part of these consolidated interim financial statements.)*

## HOMELAND ENERGY CORP.
*(A Development Stage Company)*
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

| (Unaudited) | Three months ended 30 September 2007 $ | Three months ended 30 September 2006 $ | Nine months ended 30 September 2007 $ | Nine months ended 30 September 2006 $ |
|---|---|---|---|---|
| **Cash Provided by (used in) :** | | | | |
| **Operating Activities** | | | | |
| Net loss for the period | (1,615,399) | (514,552) | (3,972,052) | (1,503,722) |
| Adjustments for items not affecting cash: | | | | |
| Amortization | 38,736 | 24,618 | 98,598 | 24,618 |
| Stock-based compensation (Note 8(e)) | 662,319 | 189,864 | 901,819 | 692,365 |
| Accretion charge on convertible debenture | 62,242 | - | 62,242 | - |
| Exchange translation adjustment | (126,175) | - | (121,469) | - |
| Changes in non-cash working capital items: | | | | |
| Amounts receivable | (466,831) | (57,624) | (618,013) | 326,977 |
| Advances and prepaid expenses | (282,744) | (167,606) | (349,113) | (227,230) |
| Accounts payable and accrued liabilities | 222,168 | - | (54,295) | (115,907) |
| **Net Cash used in Operating Activities** | (1,505,684) | (525,300) | (4,052,283) | (802,899) |
| **Financing Activities** | | | | |
| Issuance of common shares, for cash | 2,146,208 | 1,380,504 | 12,935,004 | 9,128,029 |
| Exercise of share purchase warrants, for cash | - | 147,500 | 2,884,260 | 532,500 |
| Exercise of stock options, for cash | 166,931 | 13,855 | 166,931 | 13,855 |
| Issuance of convertible debenture | - | - | 2,120,800 | - |
| Share issue costs | (105,690) | (218,582) | (579,016) | (439,545) |
| **Net Cash provided from Financing Activities** | 2,207,449 | 1,323,277 | 17,527,979 | 9,234,839 |
| **Investing Activities** | | | | |
| Increase in investments | (218,534) | - | (5,615,238) | (206,844) |
| Provision of finance to suppliers | (385,975) | (81,321) | (1,970,569) | (81,321) |
| Expenditure on mineral properties | (1,548,236) | (1,044,646) | (1,850,373) | (3,778,352) |
| Acquisition of property and equipment | (450,518) | (50,761) | (806,873) | (313,075) |
| **Net Cash used in Investing Activities** | (2,603,263) | (1,176,728) | (10,243,053) | (4,379,592) |
| **Change in cash and equivalents** | (1,901,498) | (378,751) | 3,232,643 | 4,052,348 |
| **Cash and equivalents - beginning of period** | 7,504,619 | 4,973,988 | 2,370,478 | 542,889 |
| **Cash and equivalents - end of period** | 5,603,121 | 4,595,237 | 5,603,121 | 4,595,237 |
| **Cash and equivalents consist of:** | | | | |
| **Cash** | 1,157,313 | 1,964,637 | 1,157,313 | 1,964,637 |
| **Equivalents** | 4,445,808 | 2,630,600 | 4,445,808 | 2,630,600 |
| | 5,603,121 | 4,595,237 | 5,603,121 | 4,595,237 |
| **Supplemental information** | | | | |
| Interest paid | 64,169 | - | 72,031 | - |

During the year the Company had no cash flows arising from income taxes paid.

*(The accompanying notes are an integral part of these consolidated interim financial statements.)*

## 1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Homeland Energy Corp. (the "Company" or "Homeland") is a privately owned development stage company engaged in the acquisition, exploration and development of energy related resource properties in southern Africa. The Company was incorporated as Homeland Uranium Inc. under the laws of Ontario on December 7, 2004 and on September 5, 2006 received authorization from the Ontario Ministry of Consumer and Business Services to apply for continuance into another jurisdiction. On October 12, 2006, the Company was continued into the British Virgin Islands as Homeland Energy Corp., a company incorporated under the provisions of the BVI Business Companies Act, 2004. Homeland is currently in the process of seeking a public listing for its common shares in Canada.

On June 13, 2007, the Company entered into an agreement with Chrysalis Capital IV Corporation ("Chrysalis") pursuant to which Chrysalis agreed to acquire all of the issued and outstanding common shares of Homeland. The transaction will serve as Chrysalis's Qualifying Transaction pursuant to the policies of the TSX Venture Exchange. Although Homeland will become a wholly-owned subsidiary of Chrysalis, it will constitute a reverse take-over of Chrysalis inasmuch as the former shareholders of Homeland will own a substantial majority of the outstanding common shares of Chrysalis and five of the six members of the board of directors of Chrysalis will be designees of Homeland. The transaction structure contemplates a wholly owned subsidiary of Chrysalis, incorporated under the laws of the British Virgin Islands, merging under the laws of the British Virgin Islands with Homeland, whereby the separate existence of Chrysalis Sub will cease and Homeland will be the surviving corporation and a wholly-owned subsidiary of Chrysalis. Completion of the proposed transaction is subject to compliance with all necessary regulatory approvals and certain other terms and conditions.

To date, the Company has not earned any revenues from its activities and is considered to be in the development stage. The business of exploring for, developing and mining of minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company's continued existence is dependent upon the ability of the Company to raise additional financing, preservation of its interest in the underlying properties, discovery of commercially recoverable reserves, achievement of profitable operations and/or the Company's ability to dispose of its interests in mineral properties on an advantageous basis. Changes in future conditions could require material write downs in the carrying value of mineral properties.

Although the company has taken steps to verify title to the mineral properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration and development of such properties, these procedures do not guarantee the Company's title. Although management is not aware of any such agreements, transfers or defects, property title may be subject to unregistered prior agreements, claims or transfers and title may be affected by undetected defects. Assets located outside of North America are subject to the risk of foreign investment, including currency exchange fluctuations and restrictions and political uncertainty.

The Canadian dollar is the principal currency of the Company's business.

## 2. GOING CONCERN

These consolidated interim financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, the consolidated interim financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The Company's ability to meet its obligations and continue as a going concern is dependent upon its ability to obtain additional financing, the discovery, development or sale of mining reserves and achievement of profitable operations. The Company is planning to meet its immediate future expenditures and obligations by raising funds through private placements, public offerings, or off-take or project finance facilities. It is not possible to predict whether these efforts will be successful or whether the Company will attain profitable levels of operation.

## 3. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies reflected in these consolidated interim financial statements have been outlined below and are set out in more detail in the audited financial statements for the year ended December 31, 2006.

(a) **Basis of consolidation**

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Homeland Mining and Energy SA (Pty) Ltd. of South Africa. The comparative consolidated financial statements for fiscal 2006 included the accounts of Homeland Uranium Inc. (USA) and Pan African Uranium Corp, which have subsequently been sold and are now included in the investment in Homeland Uranium Inc. (see Notes 4 and 7). All significant inter-company transactions and balances have been eliminated.

(b) **Use of estimates**

The preparation of consolidated interim financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of any contingent assets and liabilities as at the date of the consolidated interim financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, the recoverability of exploration and development expenditures on mineral properties, the amount and classification of mineral resources and reserves, the estimated fair value of assets acquired in business combinations, the amount of future site reclamation costs and asset retirement obligations, the valuation of warrants and stock options, tax accounts, and contingent liabilities.

## 3. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company regularly reviews these estimates and assumptions that affect the consolidated interim financial statements and actual results may differ from those estimates. In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented are reflected in the consolidated financial statements.

### (c) Mineral properties

Direct property acquisition costs, holding costs, field exploration and supervisory costs, and development costs relating to specific properties are capitalized and deferred until the property to which they directly relate is placed into production, at which time they will be amortized on a unit of production basis, or until the property to which they relate is abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. Costs include the cash consideration paid and the fair market value of shares, warrants or stock options issued, if any, on the acquisition of exploration properties. Properties acquired under option agreements whereby payments are made at the sole discretion of the Company are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in income for the year. Costs incurred for administration and general exploration that are not project specific, are charged to operations.

The recorded amounts for acquisition costs of properties and their related capitalized exploration and development expenses represent actual expenditures incurred and are not intended to reflect present or future values. The Company, however, reviews the capitalized costs on its properties on at least an annual basis and will recognize an impairment in value based upon the stage of exploration and/or development, work programs proposed, current exploration results and upon management's assessment of the future probability of profitable revenues from each property, or from the sale of the relevant property. Management's assessment of a property's current fair market value may also be based on a review of other property transactions that have occurred in the same geographic area as that of the property under review. The recovery of acquisition costs and deferred exploration is dependent upon the existence of economically recoverable reserves, the Company's ability to obtain the necessary financing to complete exploration and development and future profitable production or proceeds from disposition of such properties.

### (d) Property and equipment

Property and equipment is recorded at cost less accumulated amortization. The Company provides for amortization on a straight line basis using the following rates, designed to amortize the cost of the assets over their estimated useful lives:

| | |
|---|---|
| Plant and machinery | 5 years |
| Motor vehicles | 5 years |
| Office furniture and equipment | 5 years |
| Computer equipment | 3 years |
| Leasehold improvements | 5 years |

(Stated in Canadian Dollars)

## 3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) **Foreign currency translation**

The Canadian dollar is the functional currency of the Company and its subsidiaries. The Company considers its South African operations to be integrated operations. As such, monetary assets and liabilities of the Company's foreign operations denominated in a currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the year, with the exception of depreciation and amortization which is translated at historical rates. Exchange gains and losses on translation are included in the Consolidated Statements of Operations and Deficit.

## 4. INVESTMENTS

| | **September 30 2007** | December 31 2006 |
|---|---|---|
| | **$** | $ |
| Homeland Uranium Inc. - 22,250,000 common shares, representing a 39% interest in private company (see below) | **11,314,058** | - |
| Londoloza Mineral and Mining Brokers (Pty) Ltd - a 35% interest in private company, written down in 2006 | **1** | 1 |
| Option to purchase a South Africa private company (export industry) - due diligence investigation ongoing | **349,880** | - |
| | **11,663,939** | 1 |

Effective February 1, 2007, the Company completed the sale of its uranium assets to Homeland Uranium Inc. ("HUI"), a Canadian private company, for 16,000,000 common shares. Following a financing by HUI that raised $1.84 million through the issue of 8,000,000 common shares at $0.23 per share, the Company's interest in HUI represented approximately 65% of the issued and outstanding common shares of that company. On June 19, 2007, HUI closed a private placement for $23 million, at $0.80 per unit, each unit consisting of one common share and one-half of one purchase warrant, each whole purchase warrant entitling the holder to purchase one additional common share at a price of $1.25 per share, expiring June 19, 2009. The Company participated to the extent of $5 million in this private placement and as a result its interest in HUI has decreased to approximately 39%. The Company has granted a call option on 2.5 million of these units at $1.00 per unit for a period of 12 months. HUI represents a strategic investment of the Company, which it expects to hold for the foreseeable future.

HOMELAND ENERGY CORP.
*(A Development Stage Company)*

## NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

**Three and nine months ended September 30, 2007**

**(Stated in Canadian Dollars)**

### 5. LONG-TERM ADVANCES AND REPAYMENTS

| | September 30 2007 | December 31 2006 |
|---|---|---|
| | $ | $ |
| Crushing and screening plant | 1,082,713 | 1,236,843 |
| Washing plant | 2,015,644 | - |
| Continuous conveyor system | 79,586 | - |
| Drilling equipment | 29,469 | - |
| Contractor credit facilities | 3,207,412 | 1,236,843 |
| Less: Current portion | 553,912 | 108,224 |
| Long-term portion | 2,653,500 | 1,128,619 |

Homeland Mining and Energy SA (Pty) Ltd has entered into agreements with various companies that shall provide contract mining or other services to the Company's mineral properties in South Africa, in terms of which it has agreed to provide the financing for certain of the mining and other equipment that will be required. These credit facilities are denominated in ZAR, are repayable on a unit of production basis, and are collateralized by security over the particular asset financed.

(Stated in Canadian Dollars)

## 6. PROPERTY AND EQUIPMENT

| | | 2007 | |
|---|---|---|---|
| | Cost | Accumulated Amortization | Net |
| | $ | $ | $ |
| Plant and machinery | 698,858 | 45,571 | 653,287 |
| Motor vehicles | 126,977 | 7,960 | 119,017 |
| Office furniture and equipment | 99,829 | 27,066 | 72,763 |
| Computer equipment | 65,585 | 22,462 | 43,123 |
| Leasehold improvements | 214,803 | 57,860 | 156,943 |
| | 1,206,052 | 160,919 | 1,045,133 |

| | | 2006 | |
|---|---|---|---|
| | Cost | Accumulated Amortization | Net |
| | $ | $ | $ |
| Office furniture and equipment | 121,161 | 12,860 | 108,301 |
| Computer equipment | 50,167 | 10,773 | 39,394 |
| Leasehold improvements | 214,803 | 25,640 | 189,163 |
| | 386,131 | 49,273 | 336,858 |

HOMELAND ENERGY CORP.
*(A Development Stage Company)*

## NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

### Three and nine months ended September 30, 2007

### (Stated in Canadian Dollars)

## 7. MINERAL PROPERTIES

Homeland is engaged in the business of the acquisition, exploration and development of mineral resource properties in southern Africa, with an emphasis on energy based resources. As at June 30, 2007, the Company retained title, directly or indirectly, to the following properties:

| | January 1 2007 | Additions: Property Costs | Additions: Consulting / Management | Additions: Drilling / Analysis | Additions: Infrastructure / Earthworks | Additions: Other | Transferred to Investments | September 30 2007 |
|---|---|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ | $ | $ |
| **Ferret Kendal:** | | | | | | | | |
| Acquisition costs | 2,105,016 | - | - | - | - | - | - | **2,105,016** |
| Exploration costs | 434,585 | - | 144,955 | 86,918 | 370,027 | 2,198 | - | **1,038,683** |
| | **2,539,601** | **-** | **144,955** | **86,918** | **370,027** | **2,198** | **-** | **3,143,699** |
| **Tshedza Eloff:** | | | | | | | | |
| Acquisition costs | 415,230 | - | - | - | - | - | - | **415,230** |
| Exploration costs | 42,596 | 1,802 | 163,818 | 402,885 | 17,236 | 6,616 | - | **634,953** |
| | **457,826** | **1,802** | **163,818** | **402,885** | **17,236** | **6,616** | **-** | **1,050,183** |
| **Nhlalala Projects:** | | | | | | | | |
| Acquisition costs | - | - | - | - | - | - | - | **-** |
| Exploration costs | 59,259 | 1,546 | 75,990 | - | - | - | - | 136,795 |
| | **59,259** | **1,546** | **75,990** | **-** | **-** | **-** | **-** | **136,795** |
| **Northfield:** | | | | | | | | |
| Acquisition costs | - | - | - | - | - | - | - | **-** |
| Exploration costs | - | - | 59,359 | - | 26,593 | 798 | - | **86,750** |
| | **-** | **-** | **59,359** | **-** | **26,593** | **798** | **-** | **86,750** |
| **KZN Projects:** | | | | | | | | |
| Acquisition costs | - | - | - | - | - | - | - | **-** |
| Exploration costs | - | 1,055 | - | - | - | - | - | **1,055** |
| | **-** | **1,055** | **-** | **-** | **-** | **-** | **-** | **1,055** |
| **Swaziland:** | | | | | | | | |
| Acquisition costs | - | - | - | - | - | - | - | **-** |
| Exploration costs | 10,766 | - | 61,789 | - | - | 3,979 | - | **76,534** |
| | **10,766** | **-** | **61,789** | **-** | **-** | **3,979** | **-** | **76,534** |

# HOMELAND ENERGY CORP.
*(A Development Stage Company)*

## NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

### Three and nine months ended September 30, 2007

### (Stated in Canadian Dollars)

7. **MINERAL PROPERTIES (continued)**

| | January 1 2007 | Additions: Property Costs | Additions: Consulting / Management | Additions: Drilling / Analysis | Additions: Infrastructure / Earthworks | Additions: Other | Transferred to Investments | September 30 2007 |
|---|---|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ | $ | $ |
| **USA (uranium):** | | | | | | | | |
| Acquisition costs | - | - | - | - | - | - | - | - |
| Exploration costs | 2,273,325 | - | 131,395 | - | - | - | (2,404,720) | - |
| | 2,273,325 | - | 131,395 | - | - | - | (2,404,720) | - |
| **Niger (uranium):** | | | | | | | | |
| Acquisition costs | 3,527,510 | 147,400 | - | - | - | - | (3,674,910) | - |
| Exploration costs | 100,465 | - | 133,963 | - | - | - | (234,428) | - |
| | 3,627,975 | 147,400 | 133,963 | - | - | - | (3,909,338) | - |
| Translation | - | - | - | - | - | 422,809 | - | 422,809 |
| | 8,968,752 | 151,803 | 771,269 | 489,803 | 413,856 | 436,400 | (6,314,058) | 4,917,825 |

HOMELAND ENERGY CORP.
*(A Development Stage Company)*

## NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

### Three and nine months ended September 30, 2007

### (Stated in Canadian Dollars)

## 7. MINERAL PROPERTIES (continued)

| | January 1 2006 | Additions: Property Costs | Additions: Consulting | Additions: Other | Amortized/ Written Off | December 31 2006 |
|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ |
| **Ferret Kendal:** | | | | | | |
| Acquisition costs | - | 2,105,016 | - | - | - | 2,105,016 |
| Exploration costs | - | - | 423,975 | 10,610 | - | 434,585 |
| | - | 2,105,016 | 423,975 | 10,610 | - | 2,539,601 |
| **Tshedza Projects:** | | | | | | |
| Acquisition costs | - | 415,230 | - | - | - | 415,230 |
| Exploration costs | - | - | 42,596 | - | - | 42,596 |
| | - | 415,230 | 42,596 | - | - | 457,826 |
| **Nhlalala Projects:** | | | | | | |
| Acquisition costs | - | - | - | - | - | - |
| Exploration costs | - | - | 59,259 | - | - | 59,259 |
| | - | - | 59,259 | - | - | 59,259 |
| **Swaziland:** | | | | | | |
| Acquisition costs | - | - | - | - | - | - |
| Exploration costs | - | 10,766 | - | - | - | 10,766 |
| | - | 10,766 | - | - | - | 10,766 |
| **USA (uranium):** | | | | | | |
| Acquisition costs | - | - | - | - | - | - |
| Exploration costs | 797,159 | 451,500 | 766,873 | 257,793 | - | 2,273,325 |
| | 797,159 | 451,500 | 766,873 | 257,793 | - | 2,273,325 |
| **Niger (uranium):** | | | | | | |
| Acquisition costs | - | 3,527,510 | - | - | - | 3,527,510 |
| Exploration costs | - | 18,474 | 77,324 | 4,667 | - | 100,465 |
| | - | 3,545,984 | 77,324 | 4,667 | - | 3,627,975 |
| | 797,159 | 6,528,496 | 1,370,027 | 273,070 | - | 8,968,752 |

**Ferret Coal Holdings (Pty) Limited - South Africa**

In June 2006, the Company completed the purchase of Ferret Coal Holdings (Pty) Ltd. of South Africa, including its application for a mining licence for the Kendal coal deposit (formerly Zaid Colliery). As of the date of these consolidated interim financial statements, the application process for the grant of the mining licence from the South African Department of Minerals and Energy was nearing completion. Consideration for this acquisition was $2,105,016 (ZAR 13,000,000).

(Stated in Canadian Dollars)

## 7. MINERAL PROPERTIES (continued)

KENDAL MINERAL PROPERTY, MPUMALANGA PROVINCE, SOUTH AFRICA
The Kendal Project is a small coal resource, potentially opencastable, which can supply coal to the power generating industry and the domestic industrial market in South Africa. The Project lies in the Witbank Coalfield, and the surrounding areas have supported a number of mining operations. The Kendal Project is located to the south west of the town of Ogies, in the Mpumalanga Province of South Africa. The elevation of the project is some 1,580 metres above mean sea level.

Homeland has carried out a conceptual mine plan based on the results of previous exploration campaigns. The potential markets have been identified and various contractors have been approached to determine their willingness to participate in the operation. Detailed planning and the formulation of the necessary contractual arrangements will be completed on receipt of the mining licence.

**Tshedza Mining Resources (Pty) Limited ("Tshedza") - South Africa**

In March 2006, the Company entered into an agreement to purchase a 50% interest in Tshedza, including its Eloff coal deposit, with options to acquire a further 1% for ZAR 1.00 and a further 23% at market value. Homeland is required to fund all costs associated with the applications for prospecting, as well as all costs associated with any granted prospecting rights through to the granting of a mining license. On October 11, 2006, Tshedza was granted the rights to prospect on five of its projects.

ELOFF MINERAL PROPERTY, MPUMALANGA PROVINCE, SOUTH AFRICA
The Eloff Project is a large coal resource, currently an inferred resource of 382 million tonnes, potentially opencastable, which can supply a low-grade coal to the power generating industry and possibly be upgraded for local industrial consumption or export. The Project lies in the western extremity of the Witbank Coalfield, and the surrounding areas have supported a number of mining operations. The Eloff Project is located to the south of the town of Eloff, in the Mpumalanga Province of South Africa. The elevation of the project is some 1,620 metres above mean sea level.

**Nhlalala Mining (Pty) Limited ("Nhlalala") - South Africa**

In March 2006, the Company entered into an agreement to purchase a 50% interest in Nhlalala, with options to acquire a further 1% for ZAR 1.00 and a further 23% at market value. Homeland is required to fund all costs associated with the applications for prospecting, as well as all costs associated with any granted prospecting rights through to the granting of a mining license. On October 11, 2006, Nhlalala was granted the rights to prospect on two of its projects.

(Stated in Canadian Dollars)

## 8. CAPITAL STOCK

(a) **Authorized**

Unlimited number of common shares with no par value.

(b) **Issued**

| | Issued | Amount |
|---|---|---|
| | # | $ |
| **Balance, January 1, 2006** | **9,230,000** | **1,088,440** |
| Acquisition of Pan African Uranium Corp. (Note 8(b)(i)) | 7,300,000 | 4,188,010 |
| Exercise of warrants (Note 8(b)(ii)) | 2,130,000 | 547,197 |
| Private placement(Note 8(b)(iii)) | 3,111,900 | 6,988,200 |
| Consultants paid in shares(Note 8(b)(iv)) | 995,460 | 817,394 |
| Exercise of options (Note 8(b)(v)) | 25,000 | 25,145 |
| Private placement(Note 8(b)(vi)) | 362,500 | 812,797 |
| Share issue costs | - | (743,252) |
| **Balance, December 31, 2006** | **23,154,860** | **13,723,931** |
| Exercise of warrants (Note 8(b)(vii)) | 3,000,000 | 3,590,124 |
| Exercise of warrants (Note 8(b)(viii)) | 295,000 | 187,325 |
| Private placement (Note 8(b)(ix)) | 3,969,230 | 10,641,396 |
| Acquisition of Pan African Uranium Corp., upon granting of Niger permits (Note 8(b)(x)) | 125,000 | 294,800 |
| Private placement (Note 8(b)(xi)) | 670,690 | 2,146,208 |
| Exercise of stock options (Note 8(b)(xii)) | 1,365,000 | 899,031 |
| Share issue costs | - | (579,016) |
| **Balance, September 30, 2007** | **32,579,780** | **30,903,799** |

(Stated in Canadian Dollars)

8. **CAPITAL STOCK** (continued)

(i) On January 27, 2006, the Company acquired Pan African Uranium Corp. through the issuance of 7,300,000 common shares with a par value of US$0.50 per share for total deemed value of US$3,650,000 ($4,188,010). The company received the sum of $759,325 in cash and the balance of $3,428,685 was recorded as mineral property.

(ii) On March 1, 2006, shareholders of the Company exercised a total of 2,130,000 warrants at a price of $0.25 per common share for total gross proceeds of $532,500.

(iii) On May 2, 2006, the Company closed a brokered private placement of 3,111,900 common shares at a price of US$2.00 per common share for total gross proceeds of US$6,223,800 ($6,988,200). A cash commission of US$200,412 ($220,963) was paid, along with warrants to acquire 200,000 shares of the company with an exercise price of US$2.00 per common share for the longer of 18 months or the listing or quoting of the Company on a public market. A value of $263,312 was ascribed to these warrants based on their fair value as determined using the Black-Scholes valuation method. In addition, the Company paid a financing fee of GBP 108,784 ($213,582).

(iv) During the period, 995,460 shares were issued to employees and consultants as compensation for services rendered, in the amount of $817,394.

(v) On September 10, 2006, a consultant to the Company exercised 25,000 stock options and received 25,000 common shares, at an exercise price of US$0.50 for gross proceeds of US$12,500 ($13,855). These options had a fair value of $11,290.

(vi) On September 10, 2006, the Company closed a brokered private placement of 362,500 common shares at a price of US$2.00 per common share for total gross proceeds of US$725,000 ($812,797). The company paid US$41,250 ($45,394) as cash commission and financing fees.

(vii) On January 16, 2007, the Company received US$2.4 million ($2,795,760) from the exercise of 3,000,000 warrants at $0.80 per share.

(viii) On May 30, 2007, the Company received $88,500 from the exercise of 295,000 warrants at $0.30 per share.

(ix) On June 21, 2007, the Company closed a private offering of 3,969,230 shares at a price of GBP 1.25 per share, for gross proceeds of £5 million. The Company paid a cash commission equal to 5% on gross proceeds, on certain of the placements, of $473,326.

(x) On January 27, 2006, the Company acquired Pan African Uranium Corp. and assumed the task and costs of furthering Pan African's applications for exploration concessions in Niger. In January 2007, the eight exploration concessions were granted. Upon their grant, the Company was required to issue 125,000 shares to a consultant, but was refunded 50% of the then value of the shares by Homeland Uranium Inc.

(Stated in Canadian Dollars)

## 8. CAPITAL STOCK (continued)

(xi) On August 17, 2007, Homeland closed a private offering of 670,690 common shares at a price of $3.20 per share, for gross proceeds of $2,146,208. The Company paid a cash commission equal to 5% on gross proceeds, of $105,690.

(xii) In August and September 2007, former employees and consultants to the Company, as well as certain directors, exercised a total of 1,625,000 stock options, some availing themselves of a cashless exercise option, and received 1,365,000 common shares, at an exercise price of US$0.50 for gross proceeds of US$162,500 ($166,931). These options had a fair value of $732,100.

(c) **Share purchase warrants**

The fair value of all the warrants issued during the period was estimated using the Black-Scholes pricing model applying the same assumptions as for the stock options as detailed in Note 8(d).

The following summary sets out the activity in outstanding share purchase warrants in the period:

| | **2007** | | | 2006 | | |
|---|---|---|---|---|---|---|
| | **Number of share purchase warrants #** | **Weighted average exercise price per share US$** | **Fair Value $** | Number of share purchase warrants # | Weighted average exercise price per share US$ | Fair Value $ |
| Balance, beginning of period | **3,495,000** | **0.83** | **1,156,501** | 5,130,000 | 0.57 | 809,061 |
| Granted | **-** | **-** | **-** | 495,000 | 0.99 | 362,137 |
| Exercised | **(3,295,000)** | **0.27** | **(893,189)** | (2,130,000) | 0.25 | (14,697) |
| Balance, end of period | **200,000** | **2.00** | **263,312** | 3,495,000 | 0.83 | 1,156,501 |

The following table summarizes the share purchase warrants outstanding at September 30, 2007:

| **Expiry date** | **Exercise price per share US$** | **Warrants outstanding #** | **Fair Value $** |
|---|---|---|---|
| November 2, 2007 | 2.00 | 200,000 | 263,312 |
| | | 200,000 | 263,312 |

(Stated in Canadian Dollars)

## 8. CAPITAL STOCK (continued)

(d) **Stock options**

Options to purchase common shares of the Company may be granted to directors, officers, employees and consultants of Homeland. The fair value of all options granted during the year was estimated using the Black-Scholes option pricing model, with the following weighted-average assumptions:

| | 2007 | 2006 |
|---|---|---|
| Expected life (years) | **2.5** | 1 - 3 |
| Expected volatility (%) | **100** | 130 |
| Expected dividends | **0** | 0 |
| Risk-free interest rate (%) | **4** | 4.25 |

The following summary sets out the activity in outstanding options in the period:

| | **Number of options #** | **2007 Weighted average exercise price $ per share** | **Fair Value per share $** | Number of options # | 2006 Weighted average exercise price $ per share | Fair Value per share $ |
|---|---|---|---|---|---|---|
| Balance, beginning of period | **3,725,000** | **0.90** | **0.44** | 2,400,000 | 0.58 | 0.35 |
| Granted | **600,000** | **2.45** | **1.39** | 1,375,000 | 1.52 | 0.58 |
| Exercised | **1,625,000** | **0.50** | **-** | (25,000) | 0.58 | 0.35 |
| Cancelled | **(100,000)** | **Market** | **0.25** | (25,000) | 0.58 | 0.43 |
| Balance, end of period | **2,600,000** | **1.25** | **0.63** | 3,725,000 | 0.90 | 0.44 |

The following table summarizes the options outstanding and exercisable at September 30, 2007:

| **Expiry date** | **Exercise price per share** | **Options outstanding #** | **Options exercisable #** |
|---|---|---|---|
| November 24, 2008 | US$0.50 | 1,000,000 | 633,333 |
| February 2, 2009 | US$0.50 | 400,000 | 400,000 |
| July 25, 2009 | US$1.00 | 100,000 | 100,000 |
| October 28, 2009 | US$2.00 | 200,000 | 200,000 |
| November 1, 2009 | US$2.00 | 300,000 | 100,000 |
| March 1, 2010 | US$2.00 | 200,000 | 66,667 |
| August 13, 2010 | US$2.50 | 300,000 | 100,000 |
| September 14, 2010 | $3.20 | 100,000 | 33,333 |
| | | 2,600,000 | 1,633,333 |

(Stated in Canadian Dollars)

## 8. CAPITAL STOCK (continued)

(e) **Stock-based compensation**

The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares of the Company. Stock options are non-transferable. The Board of Directors of the Company determines the exercise price, which may be no less than the current market price at the time of the grant. Options have a maximum term of three years and terminate within 90 days of the termination of employment or other contracting arrangement of the option holder. Vesting of options may be at the time of granting of the option or over a period as set out in each option agreement. Once approved and vested, options are exercisable at any time until expiry or termination as above.

The Company recognized stock-based compensation of $901,819 (2006: $1,138,530) based on options granted or vested in the respective periods. The fair values were determined using the Black Scholes option pricing model under the assumptions detailed in Note 8(d).

## 9. CONTRIBUTED SURPLUS

| | **September 30 2007** | December 31 2006 |
|---|---|---|
| | **$** | $ |
| Balance, beginning of year | **1,624,000** | 496,760 |
| Stock-based compensation (see Note 8(e)) | **901,819** | 1,138,530 |
| Stock options exercised | **(732,100)** | (11,290) |
| Balance, end of year | **1,793,719** | 1,624,000 |

Included in contributed surplus are the following stock options at valuations determined using the Black-Scholes option pricing model:

| **Expiry date** | **Exercise price per share** | **Options outstanding #** | **Options vested #** | **Fair Value (*) $** |
|---|---|---|---|---|
| November 24, 2008 | US$0.50 | 1,000,000 | 633,333 | 286,013 |
| February 2, 2009 | US$0.50 | 400,000 | 400,000 | 171,020 |
| July 25, 2009 | US$1.00 | 100,000 | 100,000 | 189,864 |
| October 28, 2009 | US$2.00 | 200,000 | 200,000 | 372,228 |
| November 1, 2009 | US$2.00 | 300,000 | 100,000 | 318,250 |
| March 1, 2010 | US$2.00 | 200,000 | 66,667 | 173,750 |
| August 13, 2010 | US$2.50 | 300,000 | 100,000 | 175,500 |
| September 14, 2010 | $3.20 | 100,000 | 33,333 | 70,875 |
| Cancelled options | | | | 36,219 |
| | | 2,600,000 | 1,633,333 | 1,793,719 |

(*) Black-Scholes valuation

(Stated in Canadian Dollars)

## 10. CONVERTIBLE DEBENTURE

On June 12, 2007, the Company entered into a Loan Agreement with GC-Global Capital Corp. The Company borrowed the principal amount of US$2 million through a Convertible Debenture on the following terms:

- interest rate of 12% per annum;
- principal payable in full after 24 months;
- convertible by the lender into common shares of the Company, at a conversion price prior to the date of any initial public offering of £1.25, or on or following the date of the initial public offering at the lesser of: (a) US$4.50; or (b) a 25% discount to the initial public offering price per Homeland Common Share;
- the Company can prepay at any time, with penalties (and subject to the lender's conversion rights);
- 5,000,000 common shares of Homeland Uranium Inc. pledged as security.

In accordance with The Canadian Institute of Chartered Accountants Handbook Section 3855 "Financial Instruments" (CICA 3855), the convertible debenture was bifurcated into debt and equity portions and a fair value adjustment was applied to the conversion option of the existing convertible debentures. The amount allocated to the equity portion of the convertible debenture was $502,178. The debt portion of the convertible debentures is being accreted to its face value at maturity over the term of the debt by way of a charge to interest expense.

The Black-Scholes option pricing model was used to determine the fair value of the conversion feature in the convertible debentures. The following assumptions were used in the Black-Scholes option pricing model:

Common share price: $2.50
Exercise price of conversion option: $2.51
Expected life of conversion option: 2 years
Expected volatility: 40%
Risk-free interest rate: 4.00%

A summary of the debt and equity portions of the convertible debentures and the related balance of deferred financing charges is as follows:

| | Debt portion | Equity portion |
|---|---|---|
| Balance January 1, 2007 | - | - |
| Issuance of additional debt | 1,490,422 | 502,178 |
| Accretion charge | 62,242 | - |
| Balance Sept 30, 2007 | 1,552,664 | 502,178 |
| | | |

(Stated in Canadian Dollars)

## 11. COMMITMENTS AND CONTINGENT LIABILITIES

### (a) Lease Commitments

In 2005, the Company entered into a five year lease agreement for office space in Toronto. Gross annual lease commitments are as follows:

| | $ |
|---|---|
| 2007 | 13,530 |
| 2008 | 54,122 |
| 2009 | 54,122 |
| 2010 | 54,122 |
| | 175,896 |

In 2006, the Company entered into a two year lease agreement for office space in South Africa. The operating lease is subject to an escalation of 8% and 9% respectively.

| | $ |
|---|---|
| 2007 | 13,445 |
| 2008 | 53,038 |
| | 66,483 |

(Stated in Canadian Dollars)

## 11. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

(b) **Surface Rights**

The Company has entered into an agreement to purchase the surface rights at the Kendal project, near Witbank in South Africa, dependent on Ferret Coal (Kendal) (Pty) Ltd. being granted their mining license. The purchase price is ZAR 4,800,000 (approximately $700,000) of which ZAR 2,000,000 (approximately $290,000) has already been paid as a deposit.

(c) **Corplo 331 CC**

The Company has entered into an agreement to purchase the shares of Corplo 331 CC, owner of the Northfield project, dependant on the granting of the mining licence for the Northfield project to the applicant, conversion of the close corporation to a private company, and the completion of due diligence. The purchase price is ZAR 12,000,000 (approximately $1,740,000).

(d) **Madic Operations**

The Company has agreed to invest ZAR 6.3 million (approximately $920,000) in Madic Operations to capitalize the development of the Madic continuous conveyor system, subject to a formal contract being entered into between the parties that would provide for the terms of repayment of the Company's initial investment, set out that the Company would have the right to purchase future systems at cost, and confirm the Company's 35% equity interest in Madic Operations.

(Stated in Canadian Dollars)

## 12. RELATED PARTY TRANSACTIONS

(a) During the period, the Company paid Grove Communications Inc. $60,488 (2006: $148,876) in consulting and administration fees and in respect of investor relations work undertaken. The owner of Grove Communication Inc. is a director and officer of the company.

(b) During the period, Grove Communications Inc. shared office space with Homeland and contributed $16,036 (2006: Grove Communications Inc. and Odyssey Resources Limited contributed $16,960 and $33,920 respectively) towards the office rent and related facilities. Accounts payable includes $14,272 (2005: amounts receivable included $50,880) in respect of these transactions.

(c) In South Africa, approximately $112,000 (2006: $123,000) was paid to a company owned by a director and significant shareholder of a subsidiary of the Company, as a retainer for services rendered in respect of the securing of prospecting rights.

(d) In South Africa, approximately $38,000 (2006: $60,000) was paid in terms of the Agreement for the purchase of Ferret Coal Holdings (Pty) Ltd as a retainer to a company controlled by a former director and significant shareholder of that company, for environmental consulting and related services. These payments ceased in April 2007.

Related party transactions are in the normal course of operations and are measured in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(Stated in Canadian Dollars)

## 13. SUBSEQUENT EVENTS

(a) Reverse take-over and public listing

On June 13, 2007, Homeland entered into an agreement (the "Acquisition Agreement") with Chrysalis IV Corporation ("Chrysalis") pursuant to which Chrysalis agreed to acquire all of the issued and outstanding common shares of Homeland. The transaction will serve as Chrysalis's Qualifying Transaction pursuant to the policies of the TSX Venture Exchange. Although Homeland will become a wholly-owned subsidiary of Chrysalis, the transaction will constitute a reverse take-over of Chrysalis inasmuch as the former shareholders of Homeland will own a substantial majority of the outstanding common shares of Chrysalis and five of the six members of the board of directors of Chrysalis will be designees of Homeland. The transaction structure contemplates a wholly owned subsidiary of Chrysalis, incorporated under the laws of the British Virgin Islands, merging under the laws of the British Virgin Islands with Homeland, whereby the separate existence of Chrysalis Sub will cease and Homeland will be the surviving corporation and a wholly-owned subsidiary of Chrysalis. Completion of the proposed transaction is subject to compliance with all necessary regulatory approvals and certain other terms and conditions.

On or immediately prior to the closing of the proposed transaction, the common shares in the capital of Chrysalis ("Chrysalis Common Shares") will be consolidated on a 2:1 basis and the common share in the capital of Homeland will be split on a 4:1 basis. As consideration for the acquisition of all of the outstanding shares of Homeland pursuant to the merger, Chrysalis will issue one Chrysalis Common Share for each one common share in the capital of Homeland.

Subject to the approval of the Exchange, up to 10% of the issued and outstanding common shares after the completion of the proposed transaction shall be reserved for issuance to directors, officers, employees and consultants.

It is anticipated that upon completion of the proposed transaction, Homeland Energy Corp. (Canada) will meet the Tier 1 listing requirements of the Exchange for a mining issuer.

(b) Acquisition

In February 2008, Homeland has committed to issue 737,500 Homeland Common Shares in consideration for the purchase of 44,250,000 common shares of Altona Resources Plc ("Altona") from third parties. This investment represents a strategic interest (15.6%) in a large coal asset held by a public company listed on the AIM in the United Kingdom. The transaction was valued at $3,540,000 based on a price of $4.80 per Homeland Common Share and a price of 4 pence per Altona common share.

(Stated in Canadian Dollars)

## 13. SUBSEQUENT EVENTS (continued)

(c) Acquisition

On December 15, 2007, Homeland signed a memorandum of understanding (the "**MOU**") with a large international conglomerate with interests in varying industries setting out the basic terms and conditions upon which it may sell up to a 50% voting and participating equity interest in Homeland Mining & Energy SA (Pty) Ltd. ("**HMESA**"). Management of Homeland views the MOU as a key potential strategic alliance whereby Homeland's coal expertise may be utilized for possible future coal ventures. Upon signing the MOU, Homeland received a payment of US$3,000,000 for 1% of the shares of HMESA. The terms of the MOU provide the purchaser of the interest in HMESA (the "**Purchaser**") with (i) an option to acquire an additional 4% of the shares of HMESA for a purchase price of US$12,000,000 (the "**First Option**"); (ii) if the First Option is exercised, a further option to purchase 5% of the shares of HMESA for a purchase price of a further US$15,000,000 on or before the date which is the later of April 1, 2008 and the date which is 10 days following receipt of an updated National Instrument 43-101 compliant report on Homeland's Eloff property (the "**Second Option**"); and (iii) if the Second Option is exercised, a final option to purchase 40% of the shares of HMESA for either US$125 million if such option is exercised on or before September 2, 2008, or US$135 million, if such option is exercised after September 2, 2008 but on or before December 31, 2008 (the "**Third Option**").

On February 8, 2008, the first stage of due diligence review was completed and the Purchaser provided its notice to exercise the First Option. The completion of the First Option is subject to the satisfactory negotiation and execution of definitive documentation and the payment of the applicable US$12,000,000 purchase price and is expected to occur in mid-March 2008. If the closing of the First Option does not occur, Homeland is required to return the US$3,000,000 payment received to the Purchaser within 90 days in exchange for the shares representing the 1% of HMESA held by the Purchaser.

The MOU also provides the Purchaser with a right to put the HMESA shares acquired by it under the First Option back to Homeland prior to the date that the Second Option is to be exercised. The purchase price for the shares subject to this put right is equal to the original price paid by the Purchaser and is payable in cash, or at the election of Homeland, with a combination of common shares of Homeland and the delivery of coal extracted from the Kendal property, each at then prevailing market rates (plus a 5% premium on the shares). The MOU also provides the Purchaser with a right to put the HMESA shares acquired by it under the First Option and Second Option back to Homeland after the Second Option is exercised and prior to December 31, 2008. The purchase price for the shares subject to this second put right is equal to the original price paid by the Purchaser and is payable in cash, or at the election of Homeland, with common shares of Homeland at then prevailing market rates plus a 5% premium.

## 13. SUBSEQUENT EVENTS (continued)

The MOU also provides Homeland with the right to buy back the HMESA shares sold under the First Option if the Purchaser does not exercise the Second Option. The purchase price for the shares subject to this buy back right is payable in cash and is equal to the original price paid plus 10% interest accruing from the date that the First Option was completed. The MOU also provides Homeland with the right to buy back the HMESA shares sold under the First Option and the Second Option if the Purchaser does not exercise the Third Option. The purchase price for the shares subject to this buy back right is payable in cash and is equal to the original price paid plus 10% interest accruing as to 50% from the date that the First Option was completed and as to 50% from the date that the Second Option was completed.

## 14. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

# HOMELAND ENERGY CORP.

**(A DEVELOPMENT STAGE COMPANY)**

**CONSOLIDATED FINANCIAL STATEMENTS**

**DECEMBER 31, 2006, 2005 AND 2004**

**(Stated in Canadian Dollars)**

## CONTENTS

# HOMELAND ENERGY CORP.

*(A DEVELOPMENT STAGE COMPANY)*

## MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING AS AT DECEMBER 31, 2006, 2005 AND 2004

The accompanying consolidated financial statements of Homeland Energy Corp. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

Homeland Energy Corp. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors, and the majority of its members are independent non-executive directors. The Audit Committee will meet at least twice a year with management, and as required with the external auditors, to discuss internal controls over the financial reporting, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the interim and the annual reports, the consolidated financial statements and the external auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by Shimmerman Penn LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Shimmerman Penn LLP has full and free access to the Audit Committee.

**Stephen Coates**
*President and Chief Executive Officer*

**Stephen Woodhead**
*Chief Financial Officer*

September 7, 2007

Shimmerman Penn LLP
30 St. Clair Avenue West, Suite 400
Toronto, ON M4V 3A1

Tel: 416 964 7200
Fax. 416 964 2025
www.spllp.com



Chartered Accountants & Business Advisors

# AUDITORS' REPORT

To: The Directors of
**Homeland Energy Corp.**

We have audited the consolidated balance sheets of Homeland Energy Corp. (a development stage company) as at December 31, 2006, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the periods then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006, 2005 and 2004 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

Shimmerman Penn LLP

**Shimmerman Penn LLP**

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

May 18, 2007 (except Note 15 as of September 7, 2007 and Note 16 as at February 5, 2008)



# HOMELAND ENERGY CORP.

*(A DEVELOPMENT STAGE COMPANY)*

**CONSOLIDATED BALANCE SHEETS**

**(Stated in Canadian Dollars)**

| AS AT DECEMBER 31 | 2006<br>$ | 2005<br>$ | 2004<br>$<br>(Note 16) |
|---|---|---|---|
| **ASSETS** | | | |
| ***CURRENT*** | | | |
| Cash and equivalents | **2,370,478** | 542,889 | - |
| Amounts receivable | **154,951** | 102,198 | - |
| Advances and prepaid expenses | **109,140** | 88,925 | 2,000 |
| Subscriptions receivable (Note 4) | **-** | 292,475 | 4,000 |
| Current portion of long-term advances and prepayments (Note 5) | **108,224** | - | - |
| Future income tax assets (Note 13) | **54,013** | - | - |
| | **2,796,806** | 1,026,487 | 6,000 |
| ***LONG-TERM ADVANCES AND PREPAYMENTS*** (Note 5) | **1,128,619** | - | - |
| ***MINERAL PROPERTIES*** (Note 7) | **8,968,753** | 797,159 | - |
| ***PROPERTY AND EQUIPMENT*** (Note 6) | **336,858** | 3,870 | - |
| | **13,231,036** | 1,827,516 | 6,000 |
| **LIABILITIES** | | | |
| ***CURRENT*** | | | |
| Accounts payable and accrued liabilities | **358,609** | 115,907 | 2,000 |
| **SHAREHOLDERS' EQUITY** | | | |
| ***COMMON SHARES*** (Note 8(b) | **13,723,931** | 1,088,440 | 4,000 |
| ***SHARE PURCHASE WARRANTS*** (Note 8(c) | **1,156,501** | 809,061 | - |
| ***CONTRIBUTED SURPLUS*** (Note 9) | **1,624,000** | 496,760 | - |
| ***DEFICIT*** | **(3,632,005)** | (682,652) | - |
| | **12,872,427** | 1,711,609 | 4,000 |
| | **13,231,036** | 1,827,516 | 6,000 |

Commitments and Contingent Liabilities (Note 10)

***APPROVED ON BEHALF OF THE BOARD OF DIRECTORS:***

*"signed" A. Tom Griffis*
**A. Tom Griffis, Director**

*"signed" Stephen Coates*
**Stephen Coates, Director**

(The accompanying notes are an integral part of these consolidated financial statements.)

# HOMELAND ENERGY CORP.

*(A DEVELOPMENT STAGE COMPANY)*

## CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

**(Stated in Canadian Dollars)**

| FOR THE PERIOD ENDED DECEMBER 31 | 2006<br>$ | 2005<br>$ | 2004<br>$<br>(Note 16) |
|---|---|---|---|
| ***REVENUE*** | | | |
| ***EXPENSES*** | | | |
| Amortization | **21,072** | 228 | - |
| Stock-based compensation | **748,609** | - | - |
| Directors' fees | **48,742** | - | - |
| Foreign exchange (gain) / loss | **23,876** | 22,244 | - |
| Exploration expense | **111,569** | 31,178 | - |
| Investor relations and shareholders' information | **104,636** | 4,588 | - |
| Local administration | **37,291** | - | - |
| Management and administrative services | **432,121** | 531,154 | - |
| Office and general | **53,191** | 16,825 | - |
| Professional and consulting fees | **724,613** | 34,055 | - |
| Transfer agent and filing fees | **4,304** | - | - |
| Travel and accommodation | **436,446** | 43,713 | - |
| Write down of investments | **319,613** | - | - |
| | **3,066,083** | **683,985** | - |
| ***LOSS FOR THE YEAR BEFORE THE UNDERNOTED*** | **(3,066,083)** | (683,985) | - |
| Investment income | **65,143** | 1,333 | - |
| ***LOSS BEFORE INCOME TAXES*** | **(3,000,940)** | (682,652) | - |
| Recovery of income taxes | **51,562** | - | - |
| ***LOSS BEFORE MINORITY INTEREST*** | **(2,949,378)** | (682,652) | - |
| Minority interest | **25** | - | - |
| ***NET LOSS FOR THE YEAR*** | **(2,949,353)** | (682,652) | - |
| ***DEFICIT, beginning of year*** | **(682,652)** | - | - |
| ***DEFICIT, end of year*** | **(3,632,005)** | (682,652) | - |
| ***Loss per Share - Basic and Fully Diluted*** | **(0.15)** | (0.10) | - |
| ***Weighted average number of basic common shares outstanding during the year*** | **19,930,254** | 6,820,137 | 4,000 |

(The accompanying notes are an integral part of these consolidated financial statements.)

# HOMELAND ENERGY CORP.

*(A DEVELOPMENT STAGE COMPANY)*

## CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

| FOR THE PERIOD ENDED DECEMBER 31 | 2006<br>$ | 2005<br>$ | 2004<br>$<br>(Note 16) |
|---|---|---|---|
| **CASH PROVIDED BY (USED IN):** | | | |
| ***OPERATING ACTIVITIES*** | | | |
| Net loss for the year | (2,949,353) | (682,652) | - |
| Adjustments for non-cash items: | | | |
| Amortization | 49,000 | 228 | - |
| Stock-based compensation | 794,077 | 368,806 | - |
| Future income tax assets | (54,013) | - | - |
| | (2,160,289) | (313,618) | - |
| Change in non-cash operating working capital items: | | | |
| Amounts receivable | (52,753) | (102,198) | - |
| Advances and prepaid expenses | (20,215) | (43,765) | (2,000) |
| Accounts payable and accrued liabilities | 242,702 | 115,907 | 2,000 |
| Subscription receivable | 292,475 | (288,475) | (4,000) |
| | 462,209 | (318,531) | (4,000) |
| ***Net cash used in operating activities*** | (1,698,080) | (632,149) | (4,000) |
| ***FINANCING ACTIVITIES*** | | | |
| Issuance of common shares, | 8,560,322 | 1,912,975 | 4,000 |
| Exercise of share purchase warrants, for cash | 532,500 | - | - |
| Exercise of stock options, for cash | 13,855 | - | - |
| Share issue costs | (479,940) | (19,474) | - |
| ***Net cash provided from financing activities*** | 8,626,737 | 1,893,501 | 4,000 |
| ***INVESTING ACTIVITIES*** | | | |
| Expenditure on mineral properties | (3,482,237) | (714,366) | - |
| Customer finance facility | (1,236,843) | - | - |
| Acquisition of property and equipment | (381,988) | (4,097) | - |
| ***Net cash used in investing activities*** | (5,101,068) | (718,463) | - |
| ***CHANGE IN CASH POSITION*** | 1,827,589 | 542,889 | - |
| ***CASH AND EQUIVALENTS, beginning of year*** | 542,889 | - | - |
| ***CASH AND EQUIVALENTS, end of year*** | 2,370,478 | 542,889 | - |
| ***CASH AND EQUIVALENTS CONSISTS OF:*** | | | |
| Cash and equivalents | 1,970,478 | 542,889 | - |
| Bank term deposit | 400,000 | - | - |
| | 2,370,478 | 542,889 | - |

**Supplemental Cash Flow information:**
During the reported periods, the Company had no cash paid for interest or income taxes.

(The accompanying notes are an integral part of these consolidated financial statements.)

## 1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Homeland Energy Corp. (previously known as Homeland Uranium Inc.) (the "Company" or "Homeland") is a privately owned development stage company engaged in the acquisition, exploration and development of energy related resource properties across the world. The Company was incorporated as Homeland Uranium Inc. under the laws of Ontario on December 7, 2004 and on September 5, 2006 received authorization from the Ontario Ministry of Consumer and Business Services to apply for continuance into another jurisdiction. On October 12, 2006, the Company was continued into the British Virgin Islands as Homeland Energy Corp., a company incorporated under the provisions of the BVI Business Companies Act, 2004. Homeland is currently in the process of seeking a public listing for its common shares.

To date, the Company has not earned any revenues from its activities and is considered to be in the development stage. The business of exploring for, developing and mining of minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company's continued existence is dependent upon the ability of the Company to raise additional financing, the preservation of its interest in the underlying properties, the discovery of commercially recoverable reserves, the achievement of profitable operations, and/or the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values of its mineral properties.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, the consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The Company's ability to meet its obligations and continue as a going concern is dependent upon its ability to obtain additional financing, the discovery, development or sale of mining reserves and achievement of profitable operations. The Company is planning to meet its immediate future expenditures and obligations by raising funds through private placements, public offerings or off-take or project finance facilities. It is not possible to predict whether these efforts will be successful or whether the Company will attain profitable levels of operation.

Although the Company has taken steps to verify title to the mineral properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration and development of such properties, these procedures do not guarantee the Company's title. Although management is not aware of any such agreements, transfers or defects property title may be subject to unregistered prior agreements, claims or transfers and title may be affected by undetected defects. Assets located outside of North America are subject to the risk of foreign investment, including currency exchange fluctuations and restrictions and political uncertainty.

The Canadian dollar is the principal currency of the Company's business.

**(Stated in Canadian Dollars)**

## 2. BUSINESS COMBINATIONS

During the year, the Company entered into two material acquisitions, each of which was accounted for by the purchase method in accordance with CICA Handbook Section 1581 "Business Combinations". The results of operations are included in the accounts from the effective date of each acquisition, the details of which are as follows:

(a) By virtue of an amalgamation agreement dated January 27, 2006, the Company acquired 100% of the outstanding common shares of Pan African Uranium Corp. ("Pan African"), formerly Uranium International Limited, a private Canadian company with mining interests in Niger. Under the terms of the agreement, Pan African shareholders received one Homeland common share, warrant or option for every two Pan African shares, warrants or options held.

| | | |
|---|---|---|
| Fair value of net assets acquired: | | |
| Mineral property (see Note 7) | $ | 3,527,510 |
| Cash | | 759,325 |
| | $ | 4,286,835 |
| | | |
| Consideration given: | | |
| 7,300,000 common shares issued at $0.5737 (US$0.50) (see Note 8(b)(v)) | $ | 4,188,010 |
| 295,000 share purchase warrants issued (See Note 8(c)) | | 98,825 |
| | $ | 4,286,835 |

(b) By virtue of a share purchase agreement dated June 14, 2006, the Company acquired 100% of the outstanding common shares of Ferret Coal Holdings (Pty) Ltd., to be held through a wholly owned South African registered subsidiary company, Homeland Mining and Energy SA (Pty) Ltd. Ferret Coal Holdings (Pty) Ltd is a private South African company with interests in coal properties. The company paid cash consideration to the vendors of $2,105,016 (ZAR 13,000,000).

(c) The Company paid a brokerage fee of $415,230, through the issuance of 500,000 common shares ($279,750) and 300,000 options ($135,480), for the introduction of a significant transaction. This fee has been recorded as an acquisition cost of Tshedza (Eloff), which constituted the first such transaction (see Note 7).

## 3. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

### (a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Pan African Uranium Corp., an Ontario company, Homeland Uranium, Inc., a Utah company, and Homeland Mining and Energy SA (Pty) Ltd. of South Africa. All significant inter-company transactions and balances have been eliminated.

### (b) Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of any contingent assets and liabilities as at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, the recoverability of exploration and development expenditures on mineral properties, the amount and classification of mineral resources and reserves, the estimated fair value of assets acquired in business combinations, the amount of future site reclamation costs and asset retirement obligations, the valuation of warrants and stock options, tax accounts, and contingent liabilities.

The Company regularly reviews these estimates and assumptions that affect the consolidated financial statements and actual results could differ from those estimates. In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented are reflected in the consolidated financial statements.

### (c) Cash and equivalents

Cash and equivalents consist principally of cash on account, money market funds and other highly liquid interest-bearing instruments.

3. **SIGNIFICANT ACCOUNTING POLICIES** (continued)

(d) **Mineral properties**

Direct property acquisition costs, holding costs, field exploration and supervisory costs, and development costs relating to specific properties are capitalized and deferred until the property to which they directly relate is placed into production, at which time they will be amortized on a unit of production basis, or until the property to which they relate is abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. Costs include the cash consideration paid and the fair market value of the shares issued, if any, on the acquisition of exploration properties. Properties acquired under option agreements whereby payments are made at the sole discretion of the Company are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in income for the year. Costs incurred for administration and general exploration that are not project specific, are charged to operations.

The recorded amounts for acquisition costs of properties and their related capitalized exploration and development expenses represent actual expenditures incurred and are not intended to reflect present or future values. The Company, however, reviews the capitalized costs on its properties on a periodic, or at least annual, basis and will recognize an impairment in value based upon the stage of exploration and/or development, work programs proposed, current exploration results and upon management's assessment of the future probability of profitable revenues from each property, or from the sale of the relevant property. Management's assessment of a property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development and future profitable production or proceeds from disposition of such properties.

(e) **Property and equipment**

Property and equipment is recorded at cost less accumulated amortization. The Company provides for amortization on a straight line basis using the following rates, designed to amortize the cost of the assets over their estimated useful lives:

| | |
|---|---|
| Furniture and fixtures | 5 years |
| Leasehold improvements | 5 years |
| Computer equipment | 3 years |

3. **SIGNIFICANT ACCOUNTING POLICIES** (continued)

(f) **Foreign currency translation**

The Canadian dollar is the functional currency of the Company and its subsidiaries. The Company considers its South African, United States and Niger operations to be integrated operations. As such, monetary assets and liabilities of the Company's foreign operations denominated in a currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the year, with the exception of depreciation and amortization which is translated at historical rates. Exchange gains and losses on translation are included in the Consolidated Statements of Operations and Deficit.

(g) **Long-lived asset impairment**

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed based on the carrying amount of the long-lived asset compared to its fair value, as determined by the sum of the future undiscounted cash flows expected to result from the use and the eventual disposal of the long-lived assets. An impairment loss is recognized in the period when the carrying amount is not recoverable and exceeds the fair value.

(h) **Asset retirement obligations**

The fair value of an asset retirement obligation is recognized in the period in which the obligation is incurred, discounted to its present value using the Company's credit-adjusted risk-free interest rate. The fair value of the estimated obligation is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion, depreciation and amortization of the underlying asset. The liability amount is increased in each reporting period due to passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted costs could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

As at December 31, 2006 and 2005, the Company had only performed preliminary exploratory work on its mineral properties and has not incurred significant reclamation obligations. As such, no asset retirement obligation accrual was made in these consolidated financial statements.

3. **SIGNIFICANT ACCOUNTING POLICIES** (continued)

(i) **Earnings (loss) per share**

Basic earnings (loss) per share is computed by dividing the earnings (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings (loss) per share, according to the treasury stock method, assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted earnings (loss) per share calculation. The diluted earnings (loss) per share calculation assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings (loss) per share.

(j) **Stock-based compensation**

Under the Company's Stock Option Plan, stock-based compensation awards will be available to officers, directors, employees and non-employees. All stock-based payments made to employees and non-employees have been accounted for using a fair value-based method of accounting. The fair value of each stock option granted is accounted for in operations, over the vesting period thereof, and the related credit is included in contributed surplus. If and when the stock options are ultimately exercised and common shares are issued, the applicable units of additional paid-in capital and contributed surplus will be transferred to common shares. The fair value is calculated based on the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The option pricing model requires the input of highly subjective assumptions, including the expected price volatility and anticipated term. Changes in these subjective input assumptions can materially affect the fair value estimate and therefore the model does not necessarily provide a reliable measure of the fair value of the Company's stock-based compensation or granted stock options.

The Company's Stock Option Plan is described further in Note 8(d).

(k) **Income taxes**

The Company accounts for and measures the future tax assets and liabilities in accordance with the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no, or a reduced net asset is recognized.

## 4. SUBSCRIPTIONS RECEIVABLE

During the prior year, the Company issued shares for which funds had not been received as at the year-end. All of these funds were subsequently received, the majority in early 2006.

## 5. LONG-TERM ADVANCES AND REPAYMENTS

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | **$** | $ | $ |
| Contractor credit facility | **1,236,843** | - | - |
| Less: Current portion | **108,224** | - | - |
| Long-term portion | **1,128,619** | - | - |

The Company has entered into an agreement with the company that will provide contract mining services in South Africa, for the financing of certain of the mining equipment required for use at the Kendal development project. These credit facilities are denominated in ZAR, are interest free, are repayable at a rate per ton of production from the project, and are collateralized by security over the particular asset financed.

## 6. PROPERTY AND EQUIPMENT

| | | **2006** | |
|---|---|---|---|
| | **Cost** | **Accumulated Amortization** | **Net** |
| | **$** | **$** | **$** |
| Furniture and fixtures | **121,161** | **12,860** | **108,301** |
| Leasehold improvements | **214,803** | **25,640** | **189,163** |
| Computer equipment | **50,167** | **10,773** | **39,394** |
| | **386,131** | **49,273** | **336,858** |

| | | 2005 | |
|---|---|---|---|
| | Cost | Accumulated Amortization | Net |
| | $ | $ | $ |
| **Computer equipment** | 4,097 | 227 | 3,870 |
| | 4,097 | 227 | 3,870 |

# HOMELAND ENERGY CORP.

*(A DEVELOPMENT STAGE COMPANY)*

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## DECEMBER 31, 2006, 2005 AND 2004

(Stated in Canadian Dollars)

7. **MINERAL PROPERTIES**

Homeland is engaged in the business of the acquisition, exploration and development of mineral resource properties across the world, with an emphasis on energy based resources. As at December 31, 2006, the Company retained title, directly or indirectly, to the following properties:

| | Ferret R.S.A. (Coal) | Tshedza R.S.A. (Coal) | Nhlalala R.S.A. (Coal) | Swaziland (Coal) | United States (Uranium) | Niger (Uranium) | December 31 2006 |
|---|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ | $ |
| **Acquisition costs:** | | | | | | | |
| Purchase consideration | 2,105,016 | 415,230 | 0 | 0 | 0 | 3,527,510 | 6,047,756 |
| **Exploration costs:** | | | | | | | |
| Licence fees | 0 | 0 | 0 | 10,766 | 725,844 | 18,474 | 755,084 |
| Consulting | 423,975 | 42,596 | 59,259 | 0 | 1,236,705 | 77,324 | 1,839,859 |
| Travel | 10,611 | 0 | 0 | 0 | 108,413 | 4,667 | 123,691 |
| Administration | 0 | 0 | 0 | 0 | 202,363 | 0 | 202,363 |
| | 434,586 | 42,596 | 59,259 | 10,766 | 2,273,325 | 100,465 | 2,920,997 |
| **December 31, 2006** | **2,539,602** | **457,826** | **59,259** | **10,766** | **2,273,325** | **3,627,975** | **8,968,753** |

| | Ferret R.S.A. (Coal) | Tshedza R.S.A. (Coal) | Nhlalala R.S.A. (Coal) | Swaziland (Coal) | United States (Uranium) | Niger (Uranium) | December 31 2005 |
|---|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ | $ |
| **Acquisition costs:** | | | | | | | |
| Purchase consideration | - | - | - | - | 0 | - | 0 |
| **Exploration costs:** | | | | | | | |
| Licence fees | - | - | - | - | 274,344 | - | 274,344 |
| Consulting | - | - | - | - | 469,832 | - | 469,832 |
| Travel | - | - | - | - | 25,582 | - | 25,582 |
| Administration | - | - | - | - | 27,401 | - | 27,401 |
| | - | - | - | - | 797,159 | - | 797,159 |
| December 31, 2005 | - | - | - | - | 797,159 | - | 797,159 |

**(Stated in Canadian Dollars)**

7. **MINERAL PROPERTIES** (continued)

**COAL: Ferret Coal Holdings (Pty) Limited - South Africa**

In June 2006, the Company completed the purchase of Ferret Coal Holdings (Pty) Ltd. of South Africa, including its application for a mining licence for the Kendal coal deposit (formerly Zaid Colliery) (see Note 2(b)). As of the date of these consolidated financial statements, the application process for the grant of the Mining Licence from the South African Department of Minerals and Energy was nearing completion. Consideration for this acquisition was $2,105,106 (ZAR 13,000,000), with provision for three contingent payments of ZAR 2,000,000 each dependent upon specific events occurring post closing of the transaction. To date, two of the contingent payments no longer constitute obligations of the Company as the associated event did not occur, while the third will only become payable in the event that the mineral rights associated with the Nkomati Project are granted to the Company.

**COAL: Tshedza Mining Resources (Pty) Limited ("Tshedza") - South Africa**

In March 2006, the Company entered into an agreement to purchase a 50% interest in Tshedza, including its Eloff coal deposit, with an option to acquire a further 1% for ZAR 1.00. Homeland is required to fund all costs associated with the applications for prospecting, as well as all costs associated with any granted prospecting rights through to the granting of a mining license. On October 11, 2006, Tshedza was granted the rights to prospect on five of its projects.

**COAL: Nhlalala Mining (Pty) Limited ("Nhlalala") - South Africa**

In March 2006, the Company entered into an agreement to purchase a 50% interest in Nhlalala, with an option to acquire a further 1% for ZAR 1.00. Homeland is required to fund all costs associated with the applications for prospecting, as well as all costs associated with any granted prospecting rights through to the granting of a mining license. On October 11, 2006, Nhlalala was granted the rights to prospect on two of its projects.

**URANIUM: Colorado Plateau - USA**

The Company has staked 1,232 unpatented lode claims on federal Bureau of Land Management (BLM) ground:

- Big Indian Property in southeastern Utah (594) - 10,980 acres in Lisbon Valley, Big Indian District, San Juan County, Utah.
- Slickrock Property (88) - 1,690 acres in the eastern portion of the Slick Rock District, San Miguel County, Colorado.
- Normajean Property (116) - 2,314 acres in the southeast portion of the Slick Rock District, San Miguel County, Colorado.
- CNX Property (156) - 3,080 acres in the Joe Davis Hill/Mineral Mountain District, San Miguel County, Colorado.
- TEX Property (85) - 1,700 acres in the Slick Rock District, San Miguel County, Colorado.
- VEX Property (66) - 1,080 acres in the Monogram Mesa District, Montrose County, Colorado.
- Dry Creek Property (127) - 1,600 acres in San Miguel County, Colorado.

The Company has paid all BLM fees required to maintain the above claims in good standing until August 31, 2007.

**(Stated in Canadian Dollars)**

## 7. MINERAL PROPERTIES (continued)

### URANIUM: Wray Mesa Property - USA

On May 1, 2006, the Company agreed to lease from Future Energy LLC 302 unpatented lode claims for a total of approximately 5,860 acres on federal BLM ground and 340 acres on a Utah State Section, all located in the La Sal Creek District, San Juan County, Utah.

### URANIUM: Niger Uranium Holdings - Niger

With the acquisition of Pan African in January 2006 (see Note 2(a)), Homeland assumed the task and costs of furthering Pan African's two applications for exploration concessions in Niger launched in early 2005. During 2006, the Government of Niger passed new regulations which resulted in the division of the two concessions into eight "new" concessions.

Homeland agreed to sell all of its uranium interests to a new entity, Homeland Uranium Inc. (a company to be formed) in November 2006. This transaction was completed effective February 1, 2007 (see note 15 (a)). In January 2007, on behalf of Homeland Uranium Inc., the Company was granted the eight exploration concessions in Niger, namely Askra 1, 2, 3 and 4 and Agelal 1, 2, 3 and 4.

HOMELAND ENERGY CORP.

*(A DEVELOPMENT STAGE COMPANY)*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006, 2005 AND 2004

(Stated in Canadian Dollars)

## 8. CAPITAL STOCK

| | 2006 | | 2005 | | 2004 | |
|---|---|---|---|---|---|---|
| | Issued # | Amount $ | Issued # | Amount $ | Issued # | Amount $ |

(a) **Authorized**

Unlimited number of common shares with no par value.

(b) **Issued**

| | 2006 Issued # | 2006 Amount $ | 2005 Issued # | 2005 Amount $ | 2004 Issued # | 2004 Amount $ |
|---|---|---|---|---|---|---|
| Balance, beginning of period | | | | | | |
| Initial capitalization | | | | | | |
| (see Note 8(b)(i)) | **9,230,000** | **1,088,440** | 4,000,000 | 4,000 | 4,000,000 | 4,000 |
| Seed financing | | | | | | |
| (see Note 8(b)(ii)) | - | - | 2,130,000 | 91,803 | - | - |
| Share subscription | | | | | | |
| (see Note 8(b)(iii)) | - | - | 100,000 | 15,000 | - | - |
| Private placements in 2005 | | | | | | |
| (see Note 8(b)(iv)) | - | - | 3,000,000 | 997,111 | - | - |
| Acquisition of Pan African Uranium Corp. | | | | | | |
| (see Notes 2 and 8(b)(v)) | **7,300,000** | **4,188,010** | - | - | - | - |
| Exercise of warrants | | | | | | |
| (see Note 8(b)(vi)) | **2,130,000** | **547,197** | - | - | - | - |
| Private placement in 2006 | | | | | | |
| (see Note 8(b)(vii)) | **3,111,900** | **6,988,200** | - | - | - | - |
| Consultants paid in shares | | | | | | |
| (see Note 8(b)(viii)) | **995,460** | **817,394** | - | - | - | - |
| Exercise of options | | | | | | |
| (see Note 8(b)(ix)) | **25,000** | **25,145** | - | - | - | - |
| Private placement in 2006 | | | | | | |
| (see Note 8(b)(x)) | **362,500** | **812,797** | - | - | - | - |
| Share issue costs | **-** | **(743,252)** | - | (19,474) | - | - |
| Balance, end of period/year | **23,154,860** | **13,723,931** | 9,230,000 | 1,088,440 | 4,000,000 | 4,000 |

(i) On December 13, 2004, 4,000,000 common shares were granted at a price of $0.001 per common share for gross proceeds of $4,000.

(Stated in Canadian Dollars)

8. **CAPITAL STOCK** (continued)

(ii) On March 1, 2005, the Company closed a non-brokered seed financing of 2,130,000 units at a price of $0.05 per unit for total proceeds of $106,500. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase one additional common share at a price of $0.25 per common share, expiring March 1, 2006. Of the total proceeds, a value of $14,697 was ascribed to the common share purchase warrants based on their fair value as determined using the Black-Scholes valuation method. All such warrants were exercised in full in fiscal 2006 (see Note 8(b)(vi)).

(iii) On May 15, 2005, the Company closed a non-brokered private placement of 100,000 common shares at a price of $0.15 per common share for total proceeds of $15,000.

(iv) Over the remainder of 2005, the Company completed four non-brokered private placements totaling 3,000,000 units at a price of US$0.50 per unit for total gross proceeds of US$1,500,000 ($1,791,475). Each unit consisted of one common share and one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of US$0.80 per share, expiring January 1, 2007. Of the total proceeds, a value of US$661,790 ($794,364) was ascribed to the common share purchase warrants based on their fair value as determined using the Black-Scholes valuation method.

(v) On January 27, 2006, the Company acquired Pan African Uranium Corp. through the issuance of 7,300,000 common shares with a par value of US$0.50 per share for total deemed value of US$3,650,000 ($4,188,010). The company received the sum of $759,325 in cash and the balance of $3,428,685 was recorded as mineral property (see Notes 2 (a) and 7).

(vi) On March 1, 2006, shareholders of the Company exercised a total of 2,130,000 warrants at a price of $0.25 per common share for total gross proceeds of $532,500.

(vii) On May 2, 2006, the Company closed a brokered private placement of 3,111,900 common shares at a price of US$2.00 per common share for total gross proceeds of US$6,223,800 ($6,988,200). A cash commission of US$200,412 ($220,963) was paid, along with warrants to acquire 200,000 shares of the Company with an exercise price of US$2.00 per common share for the longer of 18 months or the listing of the Company on a public market. A value of $263,312 was ascribed to these warrants based on their fair value as determined using the Black-Scholes valuation method. In addition, the Company paid a financing fee of GBP 108,784 ($213,582).

(viii) During the period, 995,460 shares were issued to employees and consultants as compensation for services, rendered in the amount of $817,394.

(ix) On September 10, 2006, a consultant to the Company exercised 25,000 stock options and received 25,000 common shares, at an exercise price of US$0.50 for gross proceeds of US$12,500 ($13,855). These options had a fair value of $11,290.

**(Stated in Canadian Dollars)**

8. **CAPITAL STOCK** (continued)

(x) On September 10, 2006, the Company closed a brokered private placement of 362,500 common shares at a price of US$2.00 per common share for total gross proceeds of US$725,000 ($812,797). The company paid US$41,250 ($45,394) as cash commission and financing fees.

(c) **Share purchase warrants**

The fair value of all the warrants issued during the period was estimated using the Black-Scholes pricing model applying the same assumptions as for the stock options as detailed in Note 8(d).

The following summary sets out the activity in outstanding share purchase warrants in the year:

| | **2006** | | | 2005 | | |
|---|---|---|---|---|---|---|
| | **Number of share purchase warrants #** | **Weighted average exercise price per share US$** | **Fair Value $** | Number of share purchase warrants # | Weighted average exercise price per share US$ | Fair Value $ |
| Balance, beginning of year | **5,130,000** | **0.57** | **809,061** | - | - | - |
| Granted | **495,000** | **0.99** | **362,137** | 5,130,000 | 0.57 | 809,061 |
| Exercised | **(2,130,000)** | **0.25** | **(14,697)** | - | - | - |
| Balance, end of year | **3,495,000** | **0.83** | **1,156,501** | 5,130,000 | 0.57 | 809,061 |

The following table summarizes the share purchase warrants outstanding at December 31, 2006:

| **Expiry date** | **Exercise price per share** | **Warrants outstanding #** | **Fair Value $** |
|---|---|---|---|
| January 1, 2007 | US$0.80 | 3,000,000 | 794,364 |
| May 30, 2007 (see Notes 2 and 15(f)) | $0.30 | 295,000 | 98,825 |
| November 2, 2007 | US$2.00 | 200,000 | 263,312 |
| | | 3,495,000 | 1,156,501 |

## (Stated in Canadian Dollars)

*8.* **CAPITAL STOCK** (continued)

(d) **Stock options**

Options to purchase common shares of the Company may be granted to directors, officers, employees and consultants of Homeland. The fair value of all options granted during the year was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions:

| | **2006** | 2005 |
|---|---|---|
| Expected life (years) | **1 - 3** | 1 - 3 |
| Expected volatility (%) | **130** | 130 |
| Expected dividends | **0** | 0 |
| Risk-free interest rate (%) | **4.25** | 3.18 |

The following summary sets out the activity in outstanding options in the year:

| | **Number of options #** | **2006 Weighted average exercise price $ per share** | **Fair Value per share $** | Number of options # | 2005 Weighted average exercise price $ per share | Fair Value per share $ |
|---|---|---|---|---|---|---|
| Balance, beginning of year | **2,400,000** | **0.58** | **0.35** | - | - | - |
| Granted | **1,375,000** | **1.52** | **0.58** | 2,400,000 | 0.58 | 0.35 |
| Exercised | **(25,000)** | **0.58** | **0.35** | - | - | - |
| Cancelled | **(25,000)** | **0.58** | **0.43** | - | - | - |
| Balance, end of year | **3,725,000** | **0.90** | **0.44** | 2,400,000 | 0.58 | 0.35 |

The following table summarizes the options outstanding and exercisable at December 31, 2006:

| **Expiry date** | **Exercise price per share** | **Options outstanding #** | **Options exercisable #** |
|---|---|---|---|
| November 24, 2008 | US$0.50 | 2,375,000 | 1,825,000 |
| February 2, 2009 | US$0.50 | 650,000 | 650,000 |
| September 21, 2007 | Market | 100,000 | 100,000 |
| July 25, 2009 | US$1.00 | 100,000 | 100,000 |
| October 28, 2009 | US$2.00 | 200,000 | 200,000 |
| November 1, 2009 | US$2.00 | 300,000 | 100,000 |
| | | 3,725,000 | 2,975,000 |

**(Stated in Canadian Dollars)**

8. **CAPITAL STOCK** (continued)

(e) **Stock-based compensation**

The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares of the Company. Stock options are non-transferable. The Board of Directors of the Company determines the exercise price, but it may be no less than the current market price at the time of the grant. Options have a maximum term of three years and terminate 90 days after the termination of employment or other contracting arrangement of the option holder. Vesting of options may be at the time of granting of the option or over a period as set out in each option agreement. Once approved and vested, options are exercisable at any time until expiry or termination as above.

The Company recognized stock-based compensation of $1,138,530 (2005 - $496,760) based on options granted or vested in the respective periods. The fair values were determined using the Black Scholes option pricing model under the assumptions detailed in Note 8(d). Of the options granted on November 24, 2005, 1,650,000 vest evenly over three years with the combined stock-based compensation amount of $745,140 being amortized evenly over the vesting period and the corresponding charges credited to contributed surplus (see Note 9).

## 9. CONTRIBUTED SURPLUS

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| | **$** | $ | $ |
| Balance, beginning of year | **496,760** | - | - |
| Stock-based compensation (see Note 8(e)) | **1,138,530** | 496,760 | - |
| Stock options exercised | **(11,290)** | - | - |
| Balance, end of year | **1,624,000** | 496,760 | - |

Included in contributed surplus are the following stock options at valuations determined using the Black-Scholes option pricing model:

| **Expiry date** | **Exercise price per share** | **Options outstanding #** | **Options vested #** | **Fair Value (*) $** |
|---|---|---|---|---|
| November 24, 2008 | US$0.50 | 2,375,000 | 1,825,000 | 824,170 |
| February 2, 2009 | US$0.50 | 650,000 | 650,000 | 282,171 |
| September 21, 2007 | Market | 100,000 | 100,000 | 25,366 |
| July 25, 2009 | US$1.00 | 100,000 | 100,000 | 189,864 |
| October 28, 2009 | US$2.00 | 200,000 | 200,000 | 124,076 |
| November 1, 2009 | US$2.00 | 300,000 | 100,000 | 167,500 |
| Cancelled options | | | | 10,853 |
| | | 3,725,000 | 2,975,000 | 1,624,000 |

(*) Black-Scholes valuation

(Stated in Canadian Dollars)

## 10. COMMITMENTS AND CONTINGENT LIABILITIES

(a) Commitments

In 2005, the Company entered into a five year lease agreement for office space in Toronto. In 2006, the Company also entered into a three year lease agreement with Future Energy LLC for land in Utah, with an option to purchase the property. Annual lease commitments are as follows:

| | $ |
|---|---|
| 2007 | 248,019 |
| 2008 | 354,910 |
| 2009 | 551,872 |
| 2010 | 51,872 |
| | 1,206,673 |

In 2006, the Company entered into a two year lease agreement for office space in South Africa. The operating lease is subject to an escalation of 8% and 9% respectively.

| | $ |
|---|---|
| 2007 | 53,779 |
| 2008 | 53,038 |
| | 106,817 |

(b) Surface Rights

The Company has entered into an agreement to purchase the surface rights at the Kendal project, near Witbank in South Africa, dependent on Ferret Coal (Kendal) (Pty) Ltd. being granted their mining license. The purchase price is ZAR 4,800,000 (approximately $790,000) of which ZAR 1,000,000 (approximately $165,000) has already been paid as a deposit.

(c) Corplo 331 CC

The Company has entered into an agreement to purchase the shares of Corplo 331 CC, owner of the Northfield project, dependant on the granting of the mining licence for the Northfield project to the applicant, conversion of the close corporation to a private company, and the completion of due diligence. The purchase price is ZAR 12,000,000 (approximately $1,980,000).

(d) Ferret Coal (Holdings) (Pty) Ltd.

In accordance with the agreement to acquire Ferret Coal (Holdings) (Pty) Ltd. there is a further amount of ZAR 2,000,000 (approximately $330,000) to be paid once a mining license has been granted to its subsidiary Manoka Mining (Pty) Ltd. in respect of the Nkomati project.

**(Stated in Canadian Dollars)**

## 10. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

(e) Madic Operations

The Company has agreed to invest ZAR 6.3 million in Madic Operations to capitalize the development of the Madic continuous conveyor system, subject to a formal contract being entered into between the parties that would provide for the terms of repayment of the Company's initial investment, set out that the Company would have the right to purchase future systems at cost, and confirm the Company's 35% equity interest in Madic Operations.

## 11. FINANCIAL INSTRUMENTS

**Fair value**

The carrying amounts of cash and equivalents, amounts receivable, subscriptions receivable, and accounts payable and accrued liabilities approximate their fair value due to their short-term maturity of these assets and liabilities. Adequate provision is held in respect of amounts receivable.

**Currency risk**

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company has the following assets denominated in foreign currencies:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| | **$** | $ | $ |
| Cash and equivalents - $ | **469,946** | 12,228 | - |
| Cash and equivalents - US$ | **1,616,056** | 530,661 | - |
| Cash and equivalents - ZAR | **284,476** | - | - |
| | **2,370,478** | 542,889 | - |

## 12. RELATED PARTY TRANSACTIONS

(a) An amount of $100,000 was lent to a director in 2005 under the terms of a promissory note, bearing interest at a rate of 8% per annum, repayable in full on July 31, 2006, and guaranteed by 200,000 shares of UR-Energy Inc. The promissory note was repaid in full as required. Interest and set-up fees charged on the note amounted $5,503 (2005 - $1,333).

(Stated in Canadian Dollars)

## 12. RELATED PARTY TRANSACTIONS (continued)

(b) During the period, the Company paid Grove Communications Inc. $148,876 in consulting and administration fees and in respect of investor relations work undertaken. The owner of Grove Communication Inc. is a director and officer of the company.

(c) During the period, Grove Communications Inc. and Odyssey Resources Limited shared office space with Homeland and contributed $16,960 and $33,920 respectively towards the office rent and related facilities. A director of Odyssey is also a director of the Company. Accounts receivable includes $50,880 (2005 - nil) in respect of these transactions, of which $33,920 was received shortly after the year end.

(d) In South Africa, approximately $123,000 (ZAR 745,800) was paid to a company owned by a director and significant shareholder of a subsidiary of the Company, as a retainer for services rendered in respect of the securing of prospecting rights.

(e) In South Africa, approximately $60,000 (ZAR 360,000) was paid in terms of the Agreement for the purchase of Ferret Coal Holdings (Pty) Ltd to a company controlled by a former director and significant shareholder of that company, for environmental consulting and related services.

Related party transactions are in the normal course of operations and are measured in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

## 13. INCOME TAX

Future income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts for tax purposes. The details of the company's future taxes are as follows:

(a) **South Africa**
A future tax asset of $54,013 has been recognized as it is more likely than not that the benefit of existing tax losses will be realized in the near future from the commencement of commercial coal production.

(b) **British Virgin Islands**
No future tax asset has been recognized as there is no obligation to pay corporate tax in this jurisdiction.

(c) **Canada**
As a result of the Company's emigration to the British Virgin Islands on October 12, 2006, (see Note 1), no future tax asset has been recognized on tax losses incurred in Canada up to that date.

**(Stated in Canadian Dollars)**

## *14.* SEGMENTED INFORMATION

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | $ | $ | $ |
| **Operating (Loss) by Segment:** | | | |
| British Virgin Islands | **(2,523,875)** | (682,652) | - |
| South Africa | **(415,365)** | - | - |
| Swaziland | **(10,113)** | - | - |
| United States | **-** | - | - |
| Niger | **-** | - | - |
| Consolidated Operating Loss | **(2,949,353)** | (682,652) | - |
| **Total Assets by Segment:** | | | |
| British Virgin Islands | **2,481,371** | 1,030,357 | 6,000 |
| South Africa | **4,837,598** | - | - |
| Swaziland | **10,766** | - | - |
| United States | **2,273,325** | 797,159 | - |
| Niger | **3,627,976** | - | - |
| Consolidated Total Assets | **13,231,036** | 1,827,516 | 6,000 |
| **Total Liabilities by Segment:** | | | |
| British Virgin Islands | **334,747** | 115,907 | 2,000 |
| South Africa | **23,862** | - | - |
| Swaziland | **-** | - | - |
| United States | **-** | - | - |
| Niger | **-** | - | - |
| Consolidated Total Liabilities | **358,609** | 115,907 | 2,000 |

## *15.* SUBSEQUENT EVENTS

(a) Effective February 1, 2007, the Company completed the sale of its uranium assets to Homeland Uranium Inc., a private Canadian company, for 16,000,000 common shares. Following a financing that raised $1.84 million through the issue of 8,000,000 common shares at $0.23 per share, the Company's interest in Homeland Uranium Inc. represented approximately 65% of the issued and outstanding common shares of that company. On June 19, 2007 Homeland Uranium Inc. closed a private placement for $23 million at $0.80 per unit, each unit consisting of one common share and one-half of one purchase warrant, each whole purchase warrant entitles the holder to purchase one additional common share at a price of $1.25 per share, expiring June 19, 2009.

**(Stated in Canadian Dollars)**

---

15. **SUBSEQUENT EVENTS** (continued)

The Company participated to the extent of $5 million in this private placement and as a result its interest in Homeland Uranium Inc. has decreased to approximately 39%. A participant in Homeland's private placement, completed in June 2007 (see Note 15 (c)), has a call option on 2.5 million of these units at $1.00 per unit for a period of 12 months.

(b) On June 11, 2007 the Company entered into a Loan Agreement with GC-Global Capital Corp. The Company borrowed the principal amount of US$2 million through a Convertible Debenture on the following terms:
- interest rate of 12% per annum;
- principal payable in full after 24 months;
- convertible by the lender into common shares of the Company, at a conversion price prior to the date of any initial public offering of £1.25, or on or following the date of the initial public offering at the lesser of: (a) US$4.50; and (b) a 25% discount to the initial public offering price per Homeland Common Share;
- the Company can prepay at any time, with penalties (subject to the lender's conversion rights);
- 5,000,000 common shares of Homeland Uranium Inc. pledged as security.

(c) On June 13, 2007, the Company entered into an agreement with Chrysalis Capital IV Corporation ("Chrysalis") pursuant to which Chrysalis will acquire all of the issued and outstanding shares of Homeland, by way of the merger of a newly formed British Virgin Islands subsidiary of Chrysalis and Homeland. Upon completion of the merger, which will constitute Chrysalis' "qualifying transaction" pursuant to the policies of the TSX Venture Exchange, Homeland will become a wholly-owned subsidiary of Chrysalis. Completion of the proposed transaction is subject to compliance with all necessary regulatory approvals and certain other terms and conditions.

(d) On June 21, 2007, the Company closed a private offering of 3,969,230 shares at a price of GBP 1.25 per share, for gross proceeds of £5 million. The Company incurred offering costs that included a cash commission equal to 5% on certain of the gross proceeds of £473,000.

(e) On August 17, 2007, Homeland closed a private offering of 670,690 common shares at a price of $3.20 per share, for gross proceeds of $2.1 million.

(f) On January 16, 2007, the Company received US$2.4 million (approximately $2.80 million) from the exercise of 3,000,000 warrants at $0.80 per share.

(g) On May 30, 2007, the Company received $88,500 from the exercise of 295,000 warrants at $0.30 per share.

(h) Effective March 1, 2007, the Company issued 200,000 stock options to an officer at an exercise price of US$2.00 per share, valid for three years. In August 2007, a further 300,000 stock options were granted to employees at an exercise price of US$2.50 per share, valid for three years.

## 16. 2004 FINANCIAL STATEMENTS

These consolidated financial statements have been undated to reflect the inclusion of financial information not previously reported for the fiscal period from the date of incorporation on December 7, 2004 to December 31, 2004.

During the 2004 fiscal period, the only transactions that took place were the:

- initial capitalization through issuance of common shares (see Note 8(b) (i))
- accrual for incorporation costs

There has been no change to the previously reported balances or note disclosure for fiscal years ending 2006 and 2005.

**SCHEDULE C**
**PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS**

See attached.

# CHRYSALIS CAPITAL IV CORPORATION

Unaudited Pro Forma Consolidated Financial Statements

**September 30, 2007**

# CHRYSALIS CAPITAL IV CORPORATION

September 30, 2007

Table of Contents

COMPILATION REPORT ON
PRO FORMA FINANCIAL STATEMENTS

To the Directors of Chrysalis Capital IV Corporation:

We have read the accompanying unaudited pro forma balance sheet of Chrysalis Capital IV Corporation (the "Company") as at September 30, 2007, and have performed the following procedures.

1. Compared the figures in the columns captioned "Chrysalis Capital IV Corporation" to the unaudited balance sheet of the Company as at September 30, 2007, and found them to be in agreement.

2. Compared the figures in the columns captioned "Homeland Energy Corp" to the unaudited balance sheet of Homeland Energy Corp ("Homeland") as at September 30, 2007, and found them to be in agreement.

4. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:
   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma financial statements comply as to form in all material respects with Securities Acts of Alberta, British Columbia, Ontario and the related regulations (the "Acts").

   These officials:
   (a) described to us the basis for determination of the pro forma adjustments, and
   (b) stated that the pro forma statements comply as to form in all material respects with the Acts and related regulations.

5. Read the notes to the pro forma balance sheet, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Chrysalis Capital IV Corporation", and "Homeland" and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Toronto, Ontario
January 11, 2008

Mintz & Partners LLP

CHARTERED ACCOUNTANTS
**Licensed Public Accountants**



Mintz & Partners

# Chrysalis Capital IV Corporation
## UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
## As at September 30, 2007
## (Canadian funds)

| | Homeland Energy Corp. September 30, 2007 | Chrysalis Capital IV Corporation September 30, 2007 | Adjustments | Pro Forma Adjustments [Note 2] | Pro Forma Consolidated |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| **Current Assets** | | | | | |
| Cash and Cash Equivalents | $ 5,603,121 | $ 67,681 | [b] | $ (269,956) | $ - |
| | | | [c] | 98,120 | |
| | | | [d] | 386,388 | |
| | | | [e] | 2,000,002 | |
| | | | [e] | (40,000) | |
| | | | [f] | 2,400,000 | |
| | | | [f] | (40,000) | |
| | | | [h] | 855,000 | 11,060,356 |
| Qualifying transaction funds | | 855,000 | [h] | (855,000) | - |
| Accounts receivable | 772,964 | - | | - | 772,964 |
| Advances and prepaid expenses | 458,253 | - | | - | 458,253 |
| Current portion of long-term advances and prepayments | 553,912 | - | | - | 553,912 |
| Future income tax assets | 47,282 | - | | - | 47,282 |
| Sundry assets | | 33,258 | | | 33,258 |
| Qualifying transaction costs | | 30,044 | [b] | (30,044) | |
| | 7,435,532 | 985,983 | | 4,504,510 | 12,926,025 |
| Investments | 11,663,939 | - | [g] | 3,540,000 | 15,203,939 |
| Long term advances and prepayments | 2,653,500 | - | | - | 2,653,500 |
| Mineral properties | 4,917,825 | - | | - | 4,917,825 |
| Property and equipment | 1,045,133 | - | | - | 1,045,133 |
| Total Assets | $ 27,715,929 | $ 985,983 | | $ 8,044,510 | $ 36,746,422 |
| **Liabilities and Shareholders' Equity** | | | | | |
| **Current Liabilities** | | | | | |
| Accounts payable and accrued liabilities | $ 304,314 | $ 69,951 | | $ - | $ 374,265 |
| | 304,314 | 69,951 | | | 374,265 |
| Convertible debenture | 1,552,664 | | | | 1,552,664 |
| **Shareholders' Equity** | | | | | |
| Share capital | 30,903,799 | 985,783 | [a] | (985,783) | |
| | | | [c] | 98,120 | |
| | | | [c] | 93,057 | |
| | | | [d] | 386,388 | |
| | | | [d] | 263,312 | |
| | | | [e] | 2,000,002 | |
| | | | [e] | (40,000) | |
| | | | [e] | (89,000) | |
| | | | [f] | 2,228,000 | |
| | | | [g] | 3,540,000 | 39,383,678 |
| Share purchase warrants | 263,312 | | [d] | (263,312) | |
| | | | [e] | 89,000 | |
| | | | [f] | 132,000 | 221,000 |
| Contributed surplus | 1,793,719 | 27,101 | [a] | (27,101) | |
| | | | [c] | (93,057) | 1,700,662 |
| Deficit | (7,604,057) | (96,852) | [a] | 1,012,884 | |
| | | | [b] | (300,000) | (6,988,025) |
| | 25,356,773 | 916,032 | | 8,044,510 | 34,317,315 |
| Equity portion of convertible debenture | 502,178 | - | | - | 502,178 |
| Total Liabilities and Shareholders' Equity | $ 27,715,929 | $ 985,983 | | $ 8,044,510 | $ 36,746,422 |

*See accompanying notes*

**Chrysalis Capital IV Corporation**
**NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS**
**September 30, 2007**
**(Canadian funds)**

## 1. BASIS OF PRESENTATION

Management has prepared the accompanying unaudited consolidated pro forma financial statements (the "Financial Statements") of Chrysalis Capital IV Corporation. ("Chrysalis" or the "Corporation") in accordance with Canadian generally accepted accounting principles. The Financial Statements have been prepared from information derived from the unaudited financial statements of Chrysalis as at September 30, 2007, unaudited financial statements of Homeland Energy Corp. ("Homeland") together with other information available to the corporations. Management believes the Financial Statements includes all adjustments necessary for fair presentation of the proposed common share issuances and the reorganization of the corporations as described below.

Currently Homeland is a British Virgin Islands private corporation and Chrysalis is a public company listed on the TSX Venture Exchange. The substance of Chrysalis common share issuances and the proposed reorganization is a transaction, which results in Homeland becoming a listed public entity through Homeland's acquisition of all of Chrysalis net assets and Chrysalis recapitalization. While the Financial Statements and share capital on the Balance Sheet are of Chrysalis as a legal entity, the assets, liabilities and dollar amounts attributed to share capital are those of Homeland. Future financial statements will present a combination of Chrysalis and Homeland's businesses and the business will be carried on in the name of Homeland Energy Corp.

## 2. PRO FORMA ADJUSTMENTS

The Financial Statements includes the following pro forma adjustments to reflect the transactions disclosed in the Circular.

[a] Chrysalis' issuance of 138,087,304 common shares from treasury to Homeland's Common shareholders as follows:

| Shares issued: | Issued for: |
|---|---|
| 138,087,304 Common shares | 34,521,826 Common shares of Homeland with recorded value of $39,383,678 |

As Homeland's former shareholders will control the Resulting Issuer, this transaction has been accounted for as a reorganization and recapitalization of Homeland. For accounting purposes, Homeland will be the ongoing business. Chrysalis' share capital, contributed surplus and deficit will be eliminated, and the transaction will be accounted for as a reverse take-over in accordance with EIC-10, in the attached pro forma balance sheet.

[b] Transaction costs of approximately $300,000 will be paid.

[c] Exercise of 50,000 Homeland stock options at an exercise price of US$2 by a Director for cash consideration of $98,120. Upon the exercise of these options, the fair value of these options of $93,057 was transferred to share capital. These options were valued using the Black-Scholes option pricing model assuming a volatility of 130%, a risk-free rate of 4.25% and no dividends.

[d] Exercise of 200,000 Homeland warrants at an exercise price of US$2 for cash consideration of $386,340. Upon the exercise of these warrants, the fair value of these warrants of $93,057 was transferred to share capital. These options were valued using the Black-Scholes option pricing model assuming a volatility of 130%, a risk-free rate of 4.25% and no dividends.

[e] Financing in the form of a private placement of an equity-based security for a face value of $2,000,002. Transaction costs are estimated at $40,000. Warrants issued in the private placement, which have an exercise price of $6, expire May 21, 2009. The fair value of the warrants included in the above private placement is $89,000 calculated based on the Black-Scholes options pricing model assuming a volatility of 40%, a risk-free rate of 4% and no dividends.

**Chrysalis Capital IV Corporation**
**NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS**
**September 30, 2007**
**(Canadian funds)**

## 2. CONTINUED

[f] Financing in the form of a private placement of an equity-based security for a face value of S2,400,000. Transaction costs are estimated at $40,000. Warrants issued in the private placement, which have an exercise price of S6, expire May 21, 2009. The fair value of the warrants included in the above private placement is $132,000 calculated based on the Black-Scholes options pricing model assuming a volatility of 40%, a risk-free rate of 4% and no dividends.

[g] Purchase of 15.6% interest in Altona Resources Plc in the form of an issuance of 737,500 common shares of Homeland in consideration for the purchase of 44,250,000 common shares of Altona Resources Plc. The fair value of this transaction was estimated at $3,540,000 based on previous offers of Homeland at S4.80 per common share and the recent Alternative Investment Market (AIM) share price of Altona Resources Plc at 4 pence per common share.

[h] Balance previously recorded in Chrysalis' financial statements as Qualifying Transaction Funds are reclassified to Cash and Cash Equivalents as these amounts are available to fund transaction costs of $300,000 as described above.

[i] Homeland Mining and Energy SA (Pty) Ltd has entered into agreements with various companies that shall provide contract mining or other services to Homeland Energy Corp.'s mineral properties in South Africa, in terms of which it has agreed to provide the financing for certain of the mining and other equipment that will be required. These credit facilities are denominated in South African Rand ("ZAR"), are repayable on a unit of production basis, and are collateralized by security over the particular asset financed.

## 3. SHARE CAPITAL CONTINUITY

A continuity of Chrysalis issued common share capital and related recorded values after giving effect to the pro forma transactions described in note 2 above is set out below:

| | Number of Shares | Amount $ |
|---|---|---|
| COMMON SHARES | | |
| Homeland common shares outstanding at September 30, 2007 | 32,579,780 | 30,903,799 |
| Exercise of stock options | 50,000 | 191,177 |
| Exercise of warrants | 200,000 | 649,700 |
| Private placement | 454,546 | 1,871,002 |
| Private placement | 500,000 | 2,228,000 |
| Purchase of interest in Altona | 737,500 | 3,540,000 |
| | 34,521,826 | 39,383678 |
| Reversal of Homeland Common shares (note 2[a]) | (34,521,826) | |
| Chrysalis shares issued and outstanding at September 30, 2007 | 7,345,626 | 985,783 |
| Effect of reorganization (note 2[a]) | (3,672,813) | (985,783) |
| New Common shares issued by Chrysalis in exchange for Homeland Common shares (note 2[a]) | 138,087,304 | |
| Total Common shares | 141,760,117 | 39,383,678 |

## 4. INCOME TAXES

The pro forma effective income tax rate applicable to the consolidated operations will be 36%.

**AIRD & BERLIS LLP**

Barristers and Solicitors

**Sherri Altshuler**
Direct: 416.865.3081
E-mail: saltshuler@airdberlis.com



February 20, 2008

**VIA SEDAR**

**Alberta Securities Commission**
4th Floor, 300 – 5th Avenue S.W.
Calgary, AB
T2P 3C4

**Attention: Executive Director**

**British Columbia Securities Commission**
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, B.C. V7Y 1L2

**Attention: Corporate Finance**

**Ontario Securities Commission**
20 Queen Street West, Suite 1903
Toronto, ON
M5H 3S8

**Attention: Executive Director**

**TSX Venture Exchange**
P.O. Box 450
3rd Floor, 130 King Street West
Toronto, ON M5X 1J2

**Attention: Robert Peterman**

Dear Sir/Madam:

**Re: Chrysalis Capital IV Corporation - Submission #127054**
**SEDAR filing of Filing Statement - Proposed Qualifying Transaction (the "Qualifying Transaction") with Homeland Energy Corp.**

We hereby submit the filing statement relating to the Qualifying Transaction pursuant to Policy 2.4 *Capital Pool Companies* of the TSX Venture Exchange (the **"Exchange"**).

The Technical Reports on the Eloff and Kendal properties dated September 21, 2007 and October 5, 2007, respectively, from SRK Consulting (South Africa) (Pty) Ltd. are being filed separately on SEDAR.

All other related documents in connection with the Qualifying Transaction have or will be delivered to the Exchange in accordance with Exchange Policy 2.4.

We trust that you will find the foregoing and the enclosed documents to be satisfactory. However, should you have any questions or concerns in respect thereof, please do not hesitate to contact the undersigned.

Yours very truly,

**AIRD & BERLIS LLP**

*"Sherri Altshuler"*

Sherri Altshuler

Encl.

Shimmerman Penn LLP
30 St. Clair Avenue West, Suite 400
Toronto ON M4V 3A1

Tel 416 964 7200
Fax 416 964 2025
www.spllp.com




PENN LLP
Chartered Accountants & Business Advisors

February 20, 2008

TSX Venture Exchange
The Ontario Securities Commission
The Alberta Securities Commission
The British Columbia Securities Commission

Geoff Kritzinger, Partner
Email: gkritzinger@spllp.com

Dear Sirs/Mesdames:

**HOMELAND ENERGY CORP. ("HOMELAND")**

We refer to the Filing Statement dated February 20, 2008 with respect to the Qualifying Transaction of Homeland.

We consent to the use in the above-mentioned Filing Statement of our auditors' report dated May 18, 2007 (except as to Note 15 which is as of September 7, 2007 and Note 16 as of February 5, 2008) to the directors of Homeland on the following financial statements.

- Consolidated balance sheets as at December 31, 2006, 2005 and 2004.
- Consolidated statements of operations and deficit for the periods ended December 31, 2006, 2005 and 2004.
- Consolidated statements of cash flows for the periods ended December 31, 2006, 2005 and 2004.

We also consent to the use in the above-mentioned Filing Statement of our review engagement report dated November 21, 2007 to the directors of Homeland on the following financial statements:

- Unaudited consolidated balance sheet as at September 30, 2007.
- Unaudited consolidated interim statement of shareholders' equity, statement of operations and deficit and statement of cash flow the nine-month period ended September 30, 2007.

We report that we have read the Filing Statement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility of loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

***Shimmerman Penn LLP***

Shimmerman Penn LLP


IGAF


Mintz & Partners



200 - 1 Concorde Gate
North York, ON M3C 4G4

T. 416.391.2900
F. 416.644-4303
Web site: www.mintzca.com

**AUDITORS' CONSENT**

**CHRYSALIS CAPITAL IV CORPORATION**

We have read the Filing Statement document (the "filing statement") of Chrysalis Capital IV Corporation (the "Company") dated February 20, 2008 relating to the acquisition of the outstanding common shares of Homeland Energy Corp. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned filing statement of our compilation report dated February 8, 2008 to the directors of the Company on the pro-forma balance sheet of the Company as at September 30, 2007.

We also consent to the use in the above-mentioned filing statement of our report dated April 22, 2007 to the directors of the Company on the balance sheet of the Company as at December 31, 2006 and the statements of operations and deficit, and cash flows for the period ended December 31, 2006.

Mintz & Partners LLP

Toronto, Ontario
February 20, 2008

Chartered Accountants
Licensed Public Accountants




Top 50
Employers

Schwartz Levitsky Feldman llp
20 St. Clair Avenue West, Suite 400
Toronto, ON M4V 3A1

Tel: 416 96_ 7_0_
Fax: 416 96_ 7035
www.sp_lp.com


RECEIVED
2008 JUN 26 P 1: 3
PENN LLP
Chartered Accountants & Business Advisors

February 20, 2008

**PRIVATE AND CONFIDENTIAL**

TSX Venture Exchange
The Ontario Securities Commission
The Alberta Securities Commission
The British Columbia Securities Commission

Geoff Kritzinger, Partner
Email: gkritzinger@spllp.com

Dear Sirs/Mesdames:

**HOMELAND ENERGY CORP. ("HOMELAND" OR THE "CORPORATION")**

We are the auditors of the Corporation and under date of May 18, 2007 (except as to Note 15 which is as of September 7, 2007 and Note 16 as of February 5, 2008), we reported to the directors on the following consolidated financial statements of the Corporation included in the Filing Statement dated February 20, 2008 (the "Statement") relating to the Qualifying Transaction of Homeland:

- Consolidated balance sheets as at December 31, 2006, 2005 and 2004.
- Consolidated statements of operations and deficit for the periods ended December 31, 2006, 2005 and 2004.
- Consolidated statements of cash flows for the periods ended December 31, 2006, 2005 and 2004.

The Statement also includes the following unaudited interim financial statements of the Corporation:

- consolidated balance sheet as at September 30, 2007.
- consolidated statement of shareholders' equity, consolidated statement of operations and deficit and consolidated statement of cash flows for the nine-month period ended September 30, 2007.

We have not audited any consolidated financial statements of the Corporation as at any date or for any period subsequent to December 31, 2006. Although we have performed audits for the periods ended December 31, 2006, 2005 and 2004, the purpose and therefore the scope of the audits was to enable us to express our opinion on the consolidated financial statements as at December 31, 2006, 2005 and 2004 for the periods then ended, but not on the consolidated financial statements for any interim period within those years. Therefore, we are unable to and do not express an opinion on the above-mentioned unaudited interim financial statements, or on the financial position, results of operations or cash flows or the Corporation as at any date of for any period subsequent to December 31, 2006.

We have, however, performed a review of the unaudited interim financial statements of the Corporation at as September 30, 2007 and for the nine-month period ended September 30, 2007. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor, CICA Handbook Section 7050, "Auditor Review of Interim Financial Statements". Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.


IGAF

February 20, 2008

**PRIVATE AND CONFIDENTIAL**

TSX Venture Exchange
The Ontario Securities Commission
The Alberta Securities Commission
The British Columbia Securities Commission

Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility of loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

***Shimmerman Penn LLP***

Shimmerman Penn LLP





200 - 1 Concorde Gate
North York, ON M3C 4G4

T. 416.391.2900
F. 416.644-4303
Web site: www.mintzca.com

February 20, 2008

The Ontario Securities Commission
The Alberta Securities Commission
The British Columbia Securities Commission

Dear Sirs / Mesdames:

**Re: Chrysalis Capital IV Corporation ("Chrysalis" or the "Company")**

We are the auditors of the Company and have reviewed the unaudited financial statements of the Company included by reference in the Filing Statement relating to the Qualifying Transaction involving the acquisition of the outstanding shares of Homeland Energy Corp. (the "filing statement") dated February 20, 2008:

- Unaudited balance sheet as at September 30, 2007;
- Unaudited statements of operations and deficit, and cash flows for the three-month period and nine-month period ended September 30, 2007 and the statement of deficit for the three-month and nine-month periods then ended.

We consent to the use in the above-mentioned filing statement of our report dated April 22, 2007, to the directors of Chrysalis on the following financial statements:

- Balance sheet as at December 31, 2006;
- Statements of operations and deficit, and cash flows for the period from October 12, 2006 (date of incorporation) to December 31, 2006.

We also consent to the use in the above-mentioned filing statement of our compilation report dated February 8, 2008 to the directors of Chrysalis on the following financial statement:

- Unaudited pro-forma consolidated balance sheet of Chrysalis as at September 30, 2007.

We report that we have read the filing statement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

We have not audited any financial statements of the Company as at any date or for any period subsequent to December 31, 2006. Although we have performed an audit for the period ended December 31, 2006, the purpose and therefore the scope of the audit was to enable us to express our opinion on the financial statements as at December 31, 2006 and for the period then ended, but not on the financial statements for any interim period within that year. Therefore, we are unable to and do not express an opinion on the above-mentioned unaudited interim financial statements, or on the financial position, results of operations or cash flows of the Company as at any date or for any period subsequent to December 31, 2006.




Top 50
Employers

We have, however, performed a review of the unaudited interim financial statements of the Company as at September 30, 2007 and for the three-month and nine-month period ended September 30, 2007. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor, CICA Handbook 7050 "auditor review of interim financial statements". Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours truly,

Mintz & Partners LLP

Chartered Accountants
By: Elliott Jacobson, C.A.

::ODMA\PCDOCS\MINTZ\413680\1


Mintz & Partners



SRK House
265 Oxford Road, Illovo
Johannesburg 2196

P O Box 55291
Northlands 2116
South Africa

e-Mail: johannesburg@srk.co.za
URL: http://www.srk.co.za

Tel: +27 (0) 11 441 1111
Fax: +27 (0) 11 880 8086



Our Ref: NI43-101 ITR Kendal Final rev 2

5th October 2007

SRK Project Number: 378826

The Directors
Homeland Energy Corporation
144 Front Street West, Suite 780
Toronto,
Ontario
M5J 2L7
Canada

**An Independent Technical Report ("ITR") summarising the scientific and technical information concerning mineral exploration, development and production activities of the Kendal Project mineral property, Mpumalanga Province, South Africa.**

We have pleasure in presenting our ITR summarising the scientific and technical information concerning mineral exploration, development and production activities of the Kendal Project mineral property, Mpumalanga, South Africa, for Homeland Energy Corporation

Should you have any comments do not hesitate to contact us on the following numbers:

| | | |
|---|---|---|
| (T) | +27-(0)11 – 441 6180 | +27-(0)11 – 441 6210 |
| (F) | +27-(0)11 – 441 1016 | +27-(0)11 – 441 1016 |
| (email) | birt@srk.co.za | vang@srk.co.za |

A N Birtles, Pr.Eng.
Principal Mining Engineer & Associate
SRK Consulting

G van Heerden, Pr.Sci.Nat.
Senior Coal Geologist
SRK Consulting

# AN INDEPENDENT TECHNICAL REPORT ("ITR") SUMMARISING THE SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES OF THE KENDAL PROJECT MINERAL PROPERTY, MPUMALANGA PROVINCE, SOUTH AFRICA.

**Prepared for:**

The Directors


Homeland
ENERGY CORP.

144 Front Street West, Suite 780

Toronto,

Ontario

M5J 2L7

Canada

**Prepared by:**

SRK Consulting (South Africa) (Pty) Limited
SRK House, 256 Oxford Road
Illovo, Johannesburg 2196
Republic of South Africa

Tel: +27 (0)11 441 1111
Fax: +27 (0)11 880 8086

**SRK Project Number** **378826**

A N Birtles, Pr.Eng.
Principal Mining Engineer
SRK Consulting
(T) +27-(0)11 – 441 6180
(F) +27-(0)11 – 441 1016
(email) birt@srk.co.za

G van Heerden, Pr.Sci.Nat.
Senior Coal Geologist
SRK Consulting
(T) +27-(0)11 – 441 6210
(F) +27-(0)11 – 441 1016
(email) vang@srk.co.za

## TABLE OF CONTENTS

## LIST OF TABLES

## LIST OF FIGURES


SRK Consulting
Engineers and Scientists

SRK House
265 Oxford Road, Illovo
Johannesburg 2196

P O Box 55291
Northlands 2116
South Africa

e-Mail: johannesburg@srk.co.za
URL: http://www.srk.co.za

Tel: +27 (0) 11 441 1111
Fax:+27 (0) 11 880 8086



**SRK Project Number 378826**

# AN INDEPENDENT TECHNICAL REPORT ("ITR") SUMMARISING THE SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES OF THE KENDAL PROJECT MINERAL PROPERTY, MPUMALANGA PROVINCE, SOUTH AFRICA.

Our Ref: NI43-101 ITR Kendal Final rev 2 31st July 2007

## 1 SUMMARY

### 1.1 Introduction

This ITR has been prepared to support a disclosure made by Homeland Energy Corporation ("Homeland") in August 2007 of revised mineral resource and mineral reserve estimates for various projects under Homeland's control. The Kendal Project is the subject of this ITR.

### 1.2 Property Description

The Kendal Project is a moderate coal resource, largely opencastable, partly underlying predominantly farming (maize and livestock) land, and elsewhere has historically supported mining operations supplying coal to the local industry. The project area lies in the west-central region of the Witbank Coalfield, and the surrounding areas have supported a number of mining operations, both historically and currently.

### 1.3 Property Location

The Kendal Project is located at approximately Latitude 26°04' South, Longitude 28°59' East, some 6km west of the town of Ogies in Mpumalanga Province of South Africa. The elevation of the project area is some 1570 metres above mean sea level.



### 1.4 Ownership

The surface rights necessary to start construction of the surface infrastructure and mine access are in the process of being acquired with Homeland having purchased certain lands within the Mining Right application area. Homeland will continue to purchase the necessary surface rights as and when deemed necessary by Homeland.

In October of 1987, certain potions of the farms Heuvelfontein 215 IR and Bankfontein 216 IR were consolidated into new titles. All documentation thus far received and reviewed by SRK refers to the pre-1987 farm names and portion numbers. SRK considers it necessary to provide the pre- and post-1987 farm names and portion numbers for clarity (also refer FIG):

- Portion 6 of Bankfontein 216 IR becomes Henma 291 IR and incorporates Portion 82 of Heuvelfontein 215 IR;
- Portions 5 and 10 of Heuvelfontein 215 IR become Portion 83 of Heuvelfontein 215 IR.

The above consolidated titles (L.G. No. A 6625/87 and L.G. No. A 6626/87) are available for downloading from the Chief Surveyor General website at http://csg.dla.gov.za/esio/searchproperty.jsp.

Homeland is in the process of securing the mineral rights to the Kendal Project by way of a Mining Right Application submission to the Department of Minerals and Energy ("DME") in terms of the *Minerals and Petroleum Resources Development Act No 28 of 2002* ("MPRDA") in the name of Zamori 272 (Pty) Ltd ("Zamori"), a company 74% owned by Homeland.

SRK has had sight of several applications submitted to the DME by Homeland (through Zamori) and several replies from the DME. Of particular interest are the replies from the DME, chronologically listed below:

- December 2005: Letter of Acceptance addressed to Zamori *i.r.o* Portion 6 of Bankfontein 216 IR and Portions 5 and 10 of Heuvelfontein 215 IR;
- March 2007: Letter of Refusal addressed to Ferret Coal (Kendal) (Pty) Ltd *i.r.o* Portion 6 of Bankfontein 216 IR and Portions 5 and 10 of Heuvelfontein 215 IR;
- April 2007: Letter of Acceptance addressed to Zamori *i.r.o* Portions 5 and 10 of Heuvelfontein 215 IR.

SRK has not been informed of any further applications and is currently not aware of any granting of any rights material to Homeland in the area of interest.

Homeland complies fully with the Black Economic Empowerment ("BEE") requirements of the MPRDA via a number of shareholdings with companies owned by historically disadvantaged South Africans.



a) Old portion names and extents b) New portion names and extents

**Figure 1.1: Change of portion names**

## 1.5 Geology and Mineralisation

The project lies in the west-central region of the Witbank Coalfield, and is located close to a number of current and defunct mining operations. Several prospecting drilling campaigns have been carried out in the area, the most recent being commissioned by Homeland in February 2007. Some 25 boreholes (current campaign) have been drilled over an area of approximately 587ha up to the 31st July 2007. There exist some 40 historical (Council for Geoscience ("CGS")) boreholes within the project area resulting in a current borehole density of 11 boreholes per 100ha. There are an additional 20 holes that are still required to be drilled as part of the current campaign within the same area. Once the campaign is complete there will be at least 85 holes over a total area of 587ha (a borehole density of 14.5 boreholes/100ha). Coal Resource estimates reported in this ITR are based on the modelling of both historical and current data. In addition only presently defined opencastable resources are estimated and reported. Table 1.1 and Table 1.2 indicate the Coal Resources associated with the Kendal Project as at 31 July 2007.

**Table 1.1 *In Situ* Coal Resources associated with the Kendal Project as at 31 July 2007**

| Block Name | Seam Name | Measured (Mt) | Indicated (Mt) | Inferred (Mt) | Total (Mt)[1] |
|---|---|---|---|---|---|
| B | No. 4 Seam | 0.0 | 0.0 | 0.9 | 0.9 |
| C | No. 4 Seam | 0.0 | 0.0 | 0.1 | 0.1 |
| D | No. 4 Seam | 1.1 | 0.0 | 0.0 | 1.1 |
| E Virgin | No. 4 Seam | 0.0 | 0.0 | 2.0 | 2.0 |
| E Pillars | No. 4 Seam | 0.0 | 0.0 | 2.2 | 2.2 |
| D | No. 3 Seam | 1.5 | 0.0 | 0.0 | 1.5 |
| B | No. 2 Seam | 2.5 | 0.0 | 0.0 | 2.5 |
| C | No. 2 Seam | 0.0 | 0.7 | 0.0 | 0.7 |
| D | No. 2 Seam | 3.6 | 0.0 | 0.0 | 3.6 |
| E | No. 2 Seam | 0.0 | 0.0 | 15.9 | 15.9 |
| F | No. 2 Seam | 0.0 | 0.0 | 4.1 | 4.1 |
| **TOTAL** | **ALL** | **8.7** | **0.7** | **25.2** | **34.6** |

NOTES: 1. Tonnages have not been discounted for geological or other losses
2. Block cover previously mined No. 4 Seam (assumed 60% volumetric extraction)

**Table 1.2 Average *In* Situ (raw) Coal Qualities associated with the Kendal Project as at 31 July 2007**

| Seam Name | Calorific Value (MJ/kg) | Ash Content (%) | Volatile Matter (%) | FC (%) |
|---|---|---|---|---|
| No. 4 Seam[1] | 19.52 | 33.2 | 20.9 | 42.2 |
| No. 3 Seam[2] | 25.85 | 17.7 | 27.1 | 51.5 |
| No. 2 Seam[3] | 23.55 | 22.2 | 20.9 | 53.2 |

NOTES: 1. Qualities representative of Block D only
2. Qualities representative of Block D only
3. Qualities representative of Blocks C, D and F only

## 1.6 Exploration Concept

Exploration is carried out using vertical diamond drilled fully cored boreholes of a TNW size (60.5mm core diameter). The cores are logged by suitably qualified and experienced geologists and the cores are prepared for appropriate analysis at the laboratory.

## 1.7 Status of Exploration

The Kendal Project has been previously explored since the 1940's to 2003, and more recently in 2007, with the drilling of 25 boreholes (by Homeland) completed by 31st July 2007 and an additional 20 boreholes still to be drilled in the remainder of the current programme. The coal that has been sampled is being analysed at Witlab (Pty) Ltd, a coal and mineral analytical laboratory. Currently, a gross *In Situ* Coal Resource of 36.4Mt can be estimated (all economic seams). The additional exploration (20 boreholes) will be required prior to reporting of a Coal Resource estimate for mine planning purposes to declare Coal Reserves.

## 1.8 Status of Development

The Kendal Project currently consists of a defunct operation with certain areas having been mined out, an old coal preparation plant having recently been dismantled and a new one being constructed by

Homeland. A partially developed box-cut exists towards the northern part of the project area. Unconfirmed reports are that this box-cut has only been developed to the roof of the No. 4 Seam. It is presently flooded and will require suitable rehabilitation prior to further development.

Certain areas of the No. 4 Seam in the south western parts of the project area have previously been mined by underground methods. These old working may prove to sterilize the underlying virgin No. 2 Seam and appropriate studies will be need to be undertaken to verify the economic viability of the resources in this area.

## 1.9 Status of Operations

The Kendal Project is not yet an operating mine. Once the current drilling campaign is complete a final feasibility study can be initiated. The findings of that study will assist with the planning and execution of mining operations.

## 1.10 Conclusions

An *In Situ* Coal Resource of 34.6Mt has been estimated for the combined economic coal seams within the Kendal Project are of interest. The necessary feasibility studies and mine planning exercises have not yet been conducted to convert these Coal Resources to Coal Reserves.

## 1.11 Recommendations

Additional exploration drilling will need to be conducted prior to feasibility studies and detailed planning being carried out.

Homeland will need to secure the necessary rights, particularly mineral rights, in order to progress this project.

# 2 INTRODUCTION

## 2.1 By whom is the technical report prepared

This ITR has been prepared by SRK Consulting (South Africa) (Pty) Limited ("SRK"). SRK is part of the SRK Group that comprises over 600 professional and technical staff, offering expertise in a wide range of mineral resource and mining engineering disciplines. The SRK Group's independence is ensured by the fact that it holds no equity in any project. This permits the SRK Group to provide its clients with conflict-free and objective recommendations on crucial judgement issues. The SRK Group has a demonstrated track record in undertaking independent assessments of resources and reserves, project evaluations and audits, independent technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs. SRK also has specific experience in commissions of this nature.

This ITR has been prepared based on a technical and economic review by a team of consultants sourced from SRK's offices in South Africa. These consultants are specialists in the fields of geology, resource estimation and classification, mining engineering, and financial valuations.

Neither SRK nor any of its employees and associates employed in the preparation of this report has any significant beneficial interest in Homeland or in the assets of Homeland. SRK will be paid a fee for this work in accordance with normal professional consulting practice. The payment of this fee is not contingent upon the conclusions or opinions expressed in this report.

The individuals who have provided input to this ITR, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions.

- Grant van Heerden, Pr.Sci.Nat., MGSSA - Geology, Mineral Resources, Report Compilation
- Andrew Birtles, C.Eng, Pr.Eng, FSAIMM, MIMMM, - Tenure, Mine Planning, Financial Evaluation

The Qualified Person with overall responsibility for the reporting of this ITR is Grant van Heerden, Pr.Sci.Nat., MGSSA, who is a senior geologist employed by SRK. Grant van Heerden is an exploration and mining geologist with over 12 years experience in the coal exploration and mining industry and has been responsible for the reporting of Mineral Resources on various coal properties in South Africa and internationally during the past two years.

## 2.2 Terms of Reference

SRK was required to prepare an ITR for the Kendal Project according to the requirements of the Canadian National Instrument 43-101 ("NI 43-101") in support of the disclosure made by Homeland for

the purpose of its listing on the Toronto Stock Exchange ("TSX") and/or the TSX Venture Exchange in Canada, which will include an *In Situ* Coal Resource estimate for the Kendal Project. The effective date for this ITR is 31 July 2007.

SRK understands that in the South African context, the term "exploration" refers to geophysical surveys and investigation not including prospecting drilling. Drilling is dealt with in Section **Error! Reference source not found.**. Throughout this document, however, the word "exploration" is exchangeable with the phrase "prospecting drilling" and includes the results of drilling, sampling, logging, analysis etc.

The work involved consideration of the following aspects of the project:

- Historical exploration data available in the public domain;
- Recent exploration work on the project by Homeland;
- Exploration potential and recommendations for additional work.

All Coal Resource estimates presented in this ITR are based exclusively on the geological modelling by SRK of:

- Historical exploration data forwarded to SRK by Homeland; and
- Current exploration (geological borehole) data prepared by SRK. Mr Grant van Heerden has been actively involved in the logging and sampling of geological boreholes drilled on the property since March 2007.

This ITR should be updated on completion of the current prospecting drilling programme and re-estimation and re-classification of the Coal Resources should be carried out according to the appropriate levels of confidence.

## 2.3 For whom the technical report is prepared

This ITR is prepared for Homeland. Homeland was formed in 2004, and is a private company focused on energy exploration and development in southern Africa. Homeland currently has material interests in a number of pre-development (exploration) and development properties in various parts of the South African coalfields and neighbouring countries of Swaziland and Botswana, including:

- **Coal development projects in South Africa**, including domestic South African coal production to coincide with the company's IPO in 2007;
- **Coal exploration properties in South Africa**, with near- and long-term development potential;
- **Close ties to the coal development, mining and marketing sectors** in South Africa and neighbouring countries;

- **Black empowerment partners** who can facilitate the acquisition and development of Homeland's projects.
- **Uranium exploration assets** in Colorado and Utah, USA, and in Niger.

Homeland is a significant shareholder of Homeland Uranium Inc., a Canadian company with interests in long-term energy production and development of Uranium projects in Niger, southern Africa and the United States of America. The Company anticipates an initial public offering in Canada in 2007.

Homeland is headquartered in Tortola, British Virgin Islands, and has regional offices in Toronto, Canada, London, England and Witbank, South Africa. Homeland is run by a team of seasoned business and technical professionals and has an established Board of Directors. Homeland will list for public trading of its shares in Canada in 2007.

The salient details of Homeland are indicated below and in Section 3 of this report.

**Homeland Energy Corporation**

- **Registered office**
  c/o Craigmuir Chambers
  Post Office Box 71
  Road Town,
  Tortola,
  British Virgin Islands
- **Regional Offices**
  - **Canada**
    c/o 144 Front Street West
    Suite 780
    Toronto
    Ontario
    N5J2L7
    Canada
  - **United Kingdom**
    1 Berkley Street
    Suite 407
    London
    W1J8DJ
    United Kingdom
  - **South Africa**
    **Homeland Mining and Energy (South Africa) (Pty) Limited**
    Bureau de Paul
    Building 3

Cnr. Nelson Mandela Drive / Sauer Street
Witbank
1035

## 2.4 For what purpose is the technical report prepared

This ITR was prepared according to the requirements of the Canadian National Instrument 43-101 ("NI 43-101") in support of the disclosure made by Homeland for the purpose of its listing on the Toronto Stock Exchange ("TSX") and /or the TSX Venture Exchange in Canada, which will include an *In Situ* Coal Resource estimate for the Kendal Project. It has been prepared in accordance with the requirements of NI43-101, and conforms with the generally accepted Canadian Institute of Mining ("CIM") "Exploration Best Practices" and "Estimation of Mineral Resources and Mineral Reserves Best Practices" guidelines.

## 2.5 Sources of information and data contained in the technical report

All data (available as at 31 July 2007) used to prepare this ITR have been forwarded to SRK by Homeland. The results of the current prospecting drilling programme have been prepared by Homeland, under the guidance of SRK, although there are some data limited to the Kendal Project that have been generated by SRK. SRK can, nonetheless, maintain its independence regarding this project since Mr G van Heerden was acting in his capacity as a paid consultant to Homeland and has no direct interest in the project or Homeland.

Details of data/information used to prepare this ITR are listed in the following sub-sections.

### 2.5.1 Tenure

Homeland: all information and data regarding tenure (mineral and surface) have been forwarded to SRK by Homeland and accepted by SRK in good faith.

### 2.5.2 Legal

Homeland & legal advisors: SRK have not had contact with Homeland's appointed legal advisors and all legal information received has been accepted in good faith by SRK.

### 2.5.3 Geology

Homeland: historical exploration information was forwarded to SRK by Homeland. This information was sourced by Homeland from the South African Council for Geosciences ("CGS").

Limited data from SRK: SRK was involved in the early stages of the current prospecting drilling programme and a certain number of boreholes have been logged and sampled by SRK.

### 2.6 The scope of personal inspection on the properties

2.6.1 Personal inspections carried out

The Kendal Project has been visited numerous times by Mr G van Heerden during 2007, specifically since March 2007. Mr G van Heerden has been involved with the determination of a suitable exploration programme and the supervision of the execution of the programme, which is currently being undertaken.

Mr A Birtles has visited the site on several occasions during 2007, and is familiar with the presence of the infrastructure and the locality of the project, and the locality of the potential markets.

2.6.2 Where personal inspections have not been carried out

N/A

# 3 RELIANCE ON OTHER EXPERTS

SRK's opinion, which is effective 31st July 2007, is premised on exploration and analytical data from Homeland's current prospecting drilling programme at the Kendal Project, effective for those results available up to 31st July 2007. SRK's opinion is based on additional information provided by Homeland throughout the course of SRK's investigations, which in turn reflect various technical conditions prevailing at the time of writing. These conditions can change materially over relatively short periods of time and, as such, the information and opinions contained in this report may be subject to change. This ITR will be updated in the event of material changes.

This report includes technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations may involve a degree of rounding and consequently introduce an error. Where such errors occur, SRK does not consider them to be material.

This ITR is dependent upon technical and legal input. The technical information, as provided to and taken in good faith by SRK, has been independently verified as follows:

- Inspection visits to the project site during 2007;
- A review of documentation with respect to the project completed up to 31st July 2007;
- A review of historical and current exploration work for the project up to 31st July 2007;
- Discussion and enquiry following access to key personnel associated with the project and corporate office;
- A review and, where considered appropriate by SRK, modification of Homeland's estimates and its classification of Mineral Resources for the project as at 31st July 2007; and
- An examination of historical information and results made available by Homeland in respect of previous developments at the project.
- Communication with the independent coal analytical laboratory responsible for all coal analytical testing.

SRK is satisfied that all information is both appropriate and valid as reported herein. SRK considers that with respect to all material technical matters, it has undertaken sufficient investigations to ensure compliance, both in terms of level of investigation and level of disclosure. For the purposes of review, SRK has performed sufficient validation and verification procedures deemed necessary in order to place an appropriate level of reliance on such information.

# 4 PROPERTY DESCRIPTION AND LOCATION

## 4.1 Extent of property

The Kendal Project covers some 587ha over the farm Henma 291 IR and Portion 83 of the farm Heuvelfontein 215 IR, Magisterial District of Witbank (Emalahleni), Mpumalanga Province, South Africa.

## 4.2 Location, projection and co-ordinate system

The Kendal Project is located at approximately Latitude 26°04' South, Longitude 28°59' East, some 6km to the west of the town of Ogies in Mpumalanga Province of South Africa (Figure 4.2 and Figure 4.3). The elevation of the project area is some 1570 metres above mean sea level. The boundaries of each farm have been determined from cadastral maps supplied by the Surveyor General in a computer-based GIS. Topographic detail of the project area is shown in Figure 4.4.

The coordinate system used by SRK in the presentation of the plans is the geographic projection (WGS84 spheroid) using the Hartebeeshoek 94 datum.

## 4.3 Tenure relating to the Kendal Project

The discussion in this sub section of this report covers the following issues:

- Type and details of mineral tenure;
- Nature, extent and details of surface and property tenure rights;
- Location of property boundaries;
- Location of infrastructure;
- Terms of Royalties, Agreements and other Encumbrances;
- Environmental Liabilities; and
- Permitting.

### 4.3.1 Ownership

The surface rights necessary to start construction of the surface infrastructure and mine access are in the process of being acquired with Homeland having purchased certain lands within the Mining Right application area. Homeland will continue to purchase the necessary surface rights as and when deemed necessary by Homeland.

In October of 1987, certain portions of the farms Heuvelfontein 215 IR and Bankfontein 216 IR were consolidated into new titles. All documentation thus far received and reviewed by SRK refers to the pre-1987 farm names and portion numbers. SRK considers it necessary to provide the pre- and post-1987 farm names and portion numbers for clarity (also refer to Figure 4.1):

- Portion 6 of Bankfontein 216 IR becomes Henma 291 IR and incorporates Portion 82 of Heuvelfontein 215 IR;
- Portions 5 and 10 of Heuvelfontein 215 IR become Portion 83 of Heuvelfontein 215 IR.

The above consolidated titles (L.G. No. A 6625/87 and L.G. No. A 6626/87) are available for downloading from the Chief Surveyor General website at http://csg.dla.gov.za/esio/searchproperty.jsp.

Homeland is in the process of securing the mineral rights to the Kendal Project by way of a Mining Right Application submission to the Department of Minerals and Energy ("DME") in terms of the *Minerals and Petroleum Resources Development Act No 28 of 2002* ("MPRDA") in the name of Zamori 272 (Pty) Ltd ("Zamori"), a company 74% owned by Homeland.

SRK has had sight of several applications submitted to the DME by Homeland (through Zamori) and several replies from the DME. Of particular interest are the replies from the DME, chronologically listed below:

- December 2005: Letter of Acceptance addressed to Zamori *i.r.o* Portion 6 of Bankfontein 216 IR and Portions 5 and 10 of Heuvelfontein 215 IR;
- March 2007: Letter of Refusal addressed to Ferret Coal (Kendal) (Pty) Ltd *i.r.o* Portion 6 of Bankfontein 216 IR and Portions 5 and 10 of Heuvelfontein 215 IR;
- April 2007: Letter of Acceptance addressed to Zamori *i.r.o* Portions 5 and 10 of Heuvelfontein 215 IR.

SRK has not been informed of any further applications and is currently not aware of any grantings of any rights material to Homeland in the area of interest.

Homeland complies fully with the Black Economic Empowerment ("BEE") requirements of the MPRDA via a number of shareholdings with companies owned by historically disadvantaged South Africans.



**a) Old portion names and extents** **b) New portion names and extents**

**Figure 4.1: Change of portion names**

4.3.2 Prospecting Right

No Prospecting Right is held by Homeland covering the area of interest.

4.3.3 Mining Right

No Mining Right is held by Homeland covering the area of interest. A copy of the Letter of Acceptance from the DME of a Mining Right Application submitted by Zamori i.r.o. Portions 5 and 10 (Portion 83) of Heuvelfontein 215 IR has been received by SRK. A Letter of Acceptance does not imply or grant any rights to the applicant.


Kendal Project

**Figure 4.2 Location of the Kendal Project in Africa**


LEGEND
Karoo Coalfields' Limits
Homeland: Kendal Project
Coordinate System: WGS
Projection: Lat/Long
Datum: Hartebeesthoek 94
SRK Consulting
Pretoria
Centurion
Midrand
Kempton Park
Benoni
Springs
Nigel
Alberton
Heidelberg
Witbank
Middelburg
Kinross
Evander
Leslie
Devon
Balfour
Greylingstad
Bronkhorstspruit
Vereeniging
Vanderbijlpark
Krugersdorp
Randfontein
Westonaria
Soweto
Johannesburg
Sandton
Randburg
Edenvale
Germiston
Meyerton
Delmas
Bethal
Davel
Morgenzon
Hendrina
Van Dyks Drift
Secunda
Trichardt
Cullinan
Ekangala
25°45'0"S
26°0'0"S
26°15'0"S
26°30'0"S
26°45'0"S
28°0'0"E
28°15'0"E
29°0'0"E
29°15'0"E

**Figure 4.3** **Location of the Kendal Project in South Africa**


Valley View
Diggings
Heuwelfontein
Kendal
26°2'0"S
Forest
Holdings
Heuwelfontein
26°3'0"S
Kendal
Bankfontein
Kendal Colliery (closed)
R555
Old Mine
Homeland: Kendal Project
26°3'30"S
26°4'30"S
Cooling Towers
Kendal Power Station
SRK Consulting
Coordinate System: WGS
Projection: Lat/Long
Datum: Hartebeeshoek 94
28°57'60"E
28°58'60"E
0 0.2 0.4 0.6 0.8 1 km
N

Figure 4.4 Topographic detail of the Kendal Project

4.3.4 Surface Rights

Homeland is in the process of securing all necessary surface rights for the Kendal Project through the purchase of lands covered by the area of interest. Presently, the surface rights are held by private individuals and companies as indicated in Table 4.1

**Table 4.1: Surface rights owners, Kendal Project**

| Farm | Portion | Surface Right Owner | Comments |
|---|---|---|---|
| Bankfontein 216 IR | 6 | Homeland | Effectively whole farm Henma 291 IR |
| Heuvelfontein 215 IR | 5 | Kendal Estate | Offer to purchase by Homeland |
| Heuvelfontein 215 IR | 10 | Kendal Estate | Offer to purchase by Homeland |

4.3.5 Location of Property Boundaries

The location of property boundaries for farms and portions thereof within and surrounding the project area are as per Surveyor General cadastral plans incorporated into a computer-based GIS. Figure 4.5 shows the cadastral plan for the Kendal Project and surrounding areas.

4.3.6 Location of Infrastructure

Infrastructure and other surface features have been digitised from 1:50,000 topo-cadastral plans issued by the Surveyor General in a computer-based GIS. The composite map is shown in Figure 4.6.

4.3.7 Royalty

On 11 October 2006, the *Mineral and Petroleum Resources Royalty Act 2006* ("New Royalty Bill") was released. This is an amended version of the Royalty Bill first released on 10 March 2003. Under the terms of the earlier Royalty Bill, the royalties were to commence as soon as companies had met the requirements of the Mining Charter. The Minister subsequently indicated that the royalty would not take effect until the transitional period for conversion of mining rights under the MPRDA had expired, i.e. 1 May 2009. This is confirmed in Section 33(2) of the New Royalty Bill. One of the focal points of the MPRDA is that all mineral resources belong to all South Africans and that the State is the custodian of these resources. The New Royalty Bill proposes to impose a revenue-based royalty on South African mining companies, payable to the South African Government. Homeland would thus be liable to pay royalties to the State from 1 May 2009 if the New Royalty Bill is promulgated in its present form. The royalties applicable for coal exploitation are indicated in Table 4.2. There are no other royalties payable to the State in respect of mineral exploitation.

SRK have not been informed by Homeland of any other royalty payments that may be required on the Kendal Project.

**Table 4.2: Royalties applicable to coal in terms of the New Royalty Bill**

| Mineral | Specification | Royalty Payable |
|---|---|---|
| Coal | Above 15% ash content | 1.0% |
| | Below 15% Ash content | 3.0% |

### 4.3.8 Existing environmental liabilities

SRK have not been made aware of any material environmental liabilities currently associated with the Kendal Project that could adversely affect the development of the project. The environmental aspects for the current prospecting drilling programme are handled at the corporate office. Assessment of any liabilities associated with the further development of the Kendal Project will form part of the required environmental studies which will be carried out by Homeland once the Mining Right has been granted.

### 4.3.9 Permitting

Through Homeland's appointed Safety and Liaison Officer, permissions to access farms and portions thereof within the project area have been obtained from the legal land owners. Similarly, permissions to access water from private dams and/or water points, primarily for drilling purposes, have also been obtained.

Legal permitting issues will be dealt with once the Mining Right has been granted and detailed mine planning and engineering studies are undertaken (feasibility study stage).


BANKFONTEIN 216 IR
HEUVELFONTEIN 215 IR
HENMA 291 IR
Kendal Colliery (closed)
Homeland: Kendal Project
Kendal Power Station
SCHOONGEZICHT 218 IR
26°2'0"S
26°3'0"S
26°3'60"S
26°4'60"S
28°58'60"E
Coordinate System: WGS
Projection: Lat/Long
Datum: Hartebeeshoek 94
SRK Consulting
0 0.2 0.4 0.6 0.8 1 km

**Figure 4.5: Cadastral detail of the Kendal Project and surrounding areas**


LEGEND
Surface Infrastructure & Features
Structures
Power Lines
Railway
Standard
Inland water
Dam
Non-perennial pan
Perennial pan
Marsh vlei
Dry pan
Swamp
River
Perennial
Non-perennial
Roads
Secondary
Main
Regional
Local
National
N
26°3'0"S
26°3'60"S
26°4'60"S
Kendal
Kendal Colliery (closed)
R555
Homeland: Kendal Project
1540
1580
1600
Kendal Power Station
SRK Consulting
Coordinate System: WGS
Projection: Lat/Long
Datum: Hartebeeshoek 94
28°57'60"E
28°58'60"E
0 0.2 0.4 0.6 0.8 1 km

Figure 4.6: Detail of infrastructure within the Kendal Project

### 4.4 Sufficiency of Rights

SRK is aware that the Kendal Project has been has been owned and operated by a number of entities since its inception in the early 1990's, under the name Biz Afrika 608 (Pty) Ltd and later Zaid Colliery (Pty) Ltd, a division of Chemsteel Mineral Development (Pty) Ltd.

Homeland are currently in the process of applying for the mining right. SRK does not have an opinion as to the likelihood of Homeland being granted or denied any rights to the Kendal Project area of interest.

At present, SRK does not consider Homeland to have sufficient rights to undertake the operations described and contemplated in this ITR.

### 4.5 Land claims

SRK has been advised by Homeland that it is not aware of any land claim(s) registered against the Kendal Project.

### 4.6 Location of Coal Resources and Coal Reserves

The Coal Resources associated with the Kendal Project are summarised in Table 4.3 and illustrated in Figure 4.7 and Figure 4.8 (No.3 Seam resource block covers entire Block D and is not illustrated separately).

**Table 4.3** ***In Situ*** **Coal Resources associated with the Kendal Project**

| Block Name | Seam Name | Measured (Mt) | Indicated (Mt) | Inferred (Mt) | Total (Mt)[1] |
|---|---|---|---|---|---|
| B | No. 4 Seam | 0.0 | 0.0 | 0.9 | 0.9 |
| C | No. 4 Seam | 0.0 | 0.0 | 0.1 | 0.1 |
| D | No. 4 Seam | 1.1 | 0.0 | 0.0 | 1.1 |
| E Virgin | No. 4 Seam | 0.0 | 0.0 | 2.0 | 2.0 |
| E Pillars | No. 4 Seam | 0.0 | 0.0 | 2.2 | 2.2 |
| D | No. 3 Seam | 1.5 | 0.0 | 0.0 | 1.5 |
| B | No. 2 Seam | 2.5 | 0.0 | 0.0 | 2.5 |
| C | No. 2 Seam | 0.0 | 0.7 | 0.0 | 0.7 |
| D | No. 2 Seam | 3.6 | 0.0 | 0.0 | 3.6 |
| E | No. 2 Seam | 0.0 | 0.0 | 15.9 | 15.9 |
| F | No. 2 Seam | 0.0 | 0.0 | 4.1 | 4.1 |
| **TOTAL** | **ALL** | **8.7** | **0.7** | **25.2** | **34.6** |

Note: 1. Estimates have not been adjusted for Geological Losses
2. Block cover previously mined No. 4 Seam (assumed 60% volumetric extraction)


26°2'0"S
26°3'0"S
26°3'60"S
Block B
S4 Blk B
S4 Blk C
Heuwelfontein
1551
Ou Myn
1540
1560
1580
1582
Block C
Bankfontein
Block F
Heuwelfontein
555
1554
1571
Old Mine
Block D
S4 Blk D
S4 Blk E Pillars
1567
S4 Blk E Virgin
Block E
1594
28°58'60"E
SRK Consulting
Coordinate System: WGS
Projection: Lat/Long
Datum: Hartebeeshoek 94
0 100 300 500 m
N

Figure 4.7 No. 4 Seam Coal Resources associated with the Kendal Project


26°2'0"S
26°3'0"S
26°3'60"S
28°58'60"E
N
S2 Blk B
Block B
S2 Blk C
Block C
S2 Blk
Block F
Block D
S2 Blk D
Block E
S2 Blk E
Heuwelfontein
Ou Myn
Old Mine
1551
1540
1560
1580
1582
1554
1571
1567
1594
SRK Consulting
Coordinate System: WGS
Projection: Lat/Long
Datum: Hartebeeshoek 94
0 100 300 500 m

Figure 4.8 No. 2 Seam Coal Resources associated with the Kendal Project

# 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

## 5.1 Topography, elevation and vegetation

The Kendal Project is situated at approximately Latitude 26°04' South, Longitude 28°59' East on the Highveld in Mpumalanga Province of South Africa, some 6km west of the town of Ogies (Figure 4.3). The elevation of the project is some 1570 metres above mean sea level. The Highveld is a high plateau area of South Africa that includes the largest metropolitan area in the country, Greater Johannesburg Metropolitan Area. The area of the Highveld is the size of Belgium, starting east of the Johannesburg centre and stretching to the Swaziland border, encompassing rural and urban areas of around 30 000 square kilometres.

The area around the Kendal Project is characterised by arable farming, predominantly maize and livestock (cattle), and a significant amount of the nation's staples are farmed in the region. The area is also characterised by coal mining operations, both opencast and underground operations. The rehabilitation of these operations is planned to return the land to arable capability where possible.

## 5.2 Means of access

An efficient network of all weather roads operates in the area of the Kendal Project, with the N12 freeway from Johannesburg to Witbank passing some 5km to the north. The secondary road between Delmas and Ogies traverses the Kendal Project. The rail line from Johannesburg to Witbank follows this secondary road in the area and also passes through the centre of the Kendal Project. There is a rail siding some 3km to the west of the Kendal Project. There is good all weather road access to the Kendal Project and the proximity of the town of Ogies, several mining operations and the sidings and stations will ensure that the current access will be maintained.

## 5.3 Proximity of property to a population centre, nature of transport

The town of Ogies lies some 6km to the east. Witbank can be accessed from the N12 and is some one half hour's drive. Johannesburg is some one and a half hour's drive to the west of Ogies via the N12. Rail and bus services link Ogies to other centres throughout Mpumalanga Province and South Africa.

There is a ready pool of labour in the Witbank, Ogies and Delmas areas, much of which has previous experience in the mining sector: this availability has been enhanced following retrenchments as a number of local coal operations have recently closed or amalgamated with adjacent operations. There are a number of experienced mining contracting companies operating in the region.

## 5.4 Climate and operating season

The climate is characterised by well-defined seasons with hot summers and cool sunny winters. The summer months (August to March) bring brief afternoon thunderstorms. Summer temperatures range

between 22°C and 34°C and winter brings with it dry, sunny days and chilly nights. The average winter (May-July) temperature is 15.5°C but temperatures can range between -10°C and 20°C in a single day.

The site lies in the Highveld summer rainfall region and is characterised by an average rainfall of some 750 to 1,000 mm per annum that usually takes place from October to March.

Mining operations in the region continue throughout the year and climatic conditions are not a major hindrance to operations.

### 5.5 Surface rights and available infrastructure

Surface rights and infrastructure have been dealt with in Section 4.3.

# 6 HISTORY

## 6.1 Prior ownership

Previously named Zaid Colliery (Pty) Ltd, this mine was operated for a short period of time by Chemsteel Mineral Development (Pty) Ltd ("Chemsteel"). The colliery supplied a processed product to Coalbrite Distributors (Pty) Limited during the 1990's. Concor Mining ("Concor"), a division of Concor Holdings (Pty) Limited, purchased Chemsteel and took over the operations. During 2003 Concor decided to retain only core business operations and Q2 Mining (Pty) Ltd then acquired the mining operations from Concor. Under the new mining rights legislation, Zamori, a wholly owned subsidiary of Ferret Coal, applied for a new order mining right during December 2005 which was accepted but in March 2007, the DME informed Ferret Coal that the application had been refused. In April 2007, Zamori received a Letter of Acceptance from the DME for Portions 5 and 10 (Portion 83) of Heuvelfontein 215 IR. Table 6.1 gives the historical and recent development relating to the Kendal Project in particular.

**Table 6.1 Historical development of the Kendal Project**

| Year | Activity |
|---|---|
| 1991 | Operations conducted by Chemsteel |
| 2003 | Concor sale of operations to Q2 Mining |
| 2005 | New order mining right application (Zamori) accepted by DME for Portion 6 of Bankfontein 216 IR and Portion 5 and 10 of Heuvelfontein 215 IR |
| 2006 | Sale of Ferret Coal to Homeland (Homeland becomes a 74% owner of Zamori) |
| 2007 | March: DME refuses application by Ferret for Portion 6 of Bankfontein 216 IR and Portion 5 and 10 of Heuvelfontein 215 IR |
| 2007 | April: DME accepts and application by Zamori for Portion 5 and 10 of Heuvelfontein 215 IR |

## 6.2 Details of previous exploration

Information available in the public domain that has been received by SRK relates to the electronic borehole databases sourced by Homeland from the Council for Geoscience ("CGS"). These databases contain positional and limited lithological borehole data. No other information has been forwarded to SRK concerning the historical prospecting drilling programmes.

## 6.3 Prior Resource and Reserve estimates

No historical Coal Resource estimates are, to SRK's knowledge, available in the public domain. No other Coal Resource estimates for the areas within the area of interest were forwarded to SRK for review and comment. SRK prepared an independent engineers' report ("IER") for Homeland at the end of 2006 and into early 2007 concerning, among other prospects, the Kendal Project. At the time of that IER, SRK prepared a Coal Resource estimate, based on information forwarded to SRK by Homeland, for Block D of the Kendal Project (Figure 6.1). In light of the current exploration drilling programme and additional data received since that IER, SRK has re-estimated the Coal Resources for the entire Kendal Project area.

### 6.4 Historical production

Mining operations commenced on Block C in 1991 and were terminated in 2002. No historical production and/or sales figures have been made available to SRK.

Underground production occurred in the Block E No. 4 Seam between the 1910s and the 1950s. No historical production and/or sales figures have been made available to SRK.


26°2'0"S
Heuwelfontein
Ou Myn
1540
1551
26°3'0"S
1560
Block B
Block C
Block F
Block D
Block E
Bankfontein
Heuwelfontein
Old Mine
1554
1580
1582
1571
26°3'60"S
1567
1594
555
SRK Consulting
Coordinate System: WGS
Projection: Lat/Long
Datum: Hartebeeshoek 94
28°58'60"E
0 100 300 500 m

Figure 6.1: Plan indicating individual Resource Blocks of the Kendal Project

# 7 GEOLOGICAL SETTING

## 7.1 Regional Geology

The Springs-Witbank Coalfield ("Witbank Coalfield") is situated in the Northern Karoo Basin covering an area greater than 568,000ha, stretching from Springs in the west to Belfast in the east, and Middelburg in the north to Rietspruit in the south. The northern boundary of the coalfield is the outcrop of the coal-bearing sedimentary sequence against the pre-Karoo rocks of predominantly the Transvaal Supergroup while the southern boundary in the central portion of the basin is widely considered to be the sub-outcrop against a pre-Karoo felsite ridge know as the Smithfield Ridge. To the east and west of the central portion, the southern boundary is rather arbitrarily defined. The extreme eastern and western boundaries are defined by the outcrop of the coal-bearing sedimentary sequence against the pre-Karoo rocks of the Transvaal Supergroup, the Waterberg Group and intrusives of the Bushveld Igneous Complex. Figure 7.1 illustrates the locality of the Witbank Coalfield in relation to the other South African coalfields. The Karoo Supergroup comprises sediments of the Groups and Formations (decreasing age) indicated in Table 7.1:

**Table 7.1 Composition of the Karoo Supergroup**

| Group | Formation |
|---|---|
| Dwyka | - |
| Ecca | (see below) |
| Beaufort | - |
| (previously Stormberg Group) | Molteno |
| | Elliot |
| | Clarens |
| Drakensberg | |

The coal measures of the Witbank Coalfield are hosted in the Ecca Group. The Ecca Group comprises the following Formations (deceasing age):

- Pietermaritzburg;
- Vryheid; and
- Volksrust.

Within the Witbank Basin, only the Vryheid Formation is present: the Pietermaritzburg Formation was never deposited and the Volksrust Formation has been eroded away. All of the Witbank Coalfield coal seams are hosted in the Vryheid Formation. Figure 7.2 illustrates the stratigraphic sequence and relative ages of the formations and groups described above.

There are five major coal seams present in the Witbank Coalfield, named from the base upwards:

- The Number 1 Seam (No. 1 Seam, S1);
- The Number 2 Seam (No. 2 Seam, S2);

- The Number 3 Seam (No. 3 Seam, S3);
- The Number 4 Seam (No. 4 Seam, S4); and
- The Number 5 Seam (No. 5 Seam, S5).

In certain areas some of theses coal seams are locally split by clastic partings and thus the nomenclature is modified to accommodate for these splits *e.g.* the No. 2 Seam is often split and the nomenclature then applied is: the No. 2 Upper Seam and the No. 2 Lower Seam. The modification of the nomenclature for any split seam is often colloquial and this has often lead to confusion in terms of regional coal seam correlation. Nonetheless, the base nomenclature shown above is valid in all areas. Figure 7.3 illustrates the typical stratigraphic column of the Vryheid Formation in the Witbank Coalfield.

Due to the various environments of deposition and the present-day erosional surface, not all of the seams are always present at any one locality. The distribution of the lowers coal seams is strongly influenced by basement topography while the distribution of the upper seams is controlled by present-day topography. Within the Witbank Coalfield, the most widely developed coal seam is the No. 2 Seam.

The structure and topography of the sedimentary succession has been controlled and affected by basement topography and igneous (dolerite) intrusions. The coal seams (and strata) are generally flat-lying although gently undulating with a regional dip to the south south-east of less than a degree.

The seams most affected by basement topography are the No. 1 and 2 seams. Their individual distribution and thickness is directly related to the basement topography. The seams often thin and sometimes pinch out over and against palaeotopographic highs. Internal structure of the strata and coal seams becomes complex in these areas where dips of up to 1 in 8 (7 degrees) have been observed. The strata (including coal) are also often faulted, although the displacements are rarely more than a metre. This faulting is not tectonically controlled. Rather, it is a function of differential compaction during burial and lithification.

The younger seams (No. 4 and 5) are less affected by basement topography. However, all the seams have been affected by dolerite intrusions in the form of sills and dykes. Near vertical dykes have very little displacement associated with their transgression through the seam, although minor floor rolls resulting from drag have been observed in underground mines. Sill transgressions, on the other hand, always result in some displacement, the magnitude being dependant on a number of factors including sill thickness and presence and orientation of pre-existing zones of weakness. These intrusions introduce local structural complexity by displacing seams relative to one another and isolating blocks of coal. Associated with all transgressions as well are sympathetic and antithetic slips within a variable zone either side of the intrusion. Another effect that the dolerite has is to burn or devolatilise the coal locally.

Dykes in the Witbank Coalfield vary in thickness from less than a metre to over 5m. The most prominent dyke in the Witbank Coalfield is the Ogies Dyke. This dyke has a strike length of over

100km from Ogies in the west to beyond Optimum Mine in the east. This dyke effectively splits the coalfield into a northern portion and a larger central-southern portion. The dyke attains a maximum thickness of 14m and sediments up to 20m either side of the dyke have been subject to folding. The burning limits are not constant but are on average up to 300m either side of the dyke. Within this zone, the coal has been either devolatilised or burnt. There appears to be a higher density of dykes in the central-southern portion of the coalfield, as indicated by intersections during mining operations. Sills also appear to be more prominent in the central-southern portion. The effects of burning and devolatilisation are more severe with sills as they can persist over extensive areas in close proximity to the coal seams while dykes only affect coal along the zone of intersection.

By far the greatest factor impacting on the distribution of the seams has been the basement palaeotopography. The Northern Karoo Basin displays vast valleys and ridges left after the scouring ice-sheets migrated across the supercontinent of Gondwanaland. These valleys and ridges have had a profound effect on the physical nature of the depositional environments and therefore on the distribution of sediment deposition and peat accumulation. The prevailing climatic conditions also had a significant influence since this affected plant growth and vegetation is needed for peat production. Plant growth itself can also impact on drainage patterns and hence sediment distribution. Surface erosion has had a major impact on the present day distribution of coal seams, especially the younger (No. 4 and 5) seams.

Five regional palaeovalleys, trending roughly NNE-SSW, have been identified into which the glacial outwash and subsequent braided streams and rivers flowed and where the extensive coal swamps formed. The valleys practically merge just south of the Ogies Dyke and here the seams become more regionally extensive and continuous. It is within the valleys themselves and in the more proximal regions that the seams become fewer and more complex, notwithstanding dolerite intrusions. A zone of roughly 25km either side of a line drawn roughly NNW-SSE through Witbank defines the area in which all 5 seams are present. This zone is called the Central Block.

The two lower-most seams, in particular the No. 2 seam, are the most extensive, while the No. 4 and 5 seams become more constrained towards the Central Block. The No. 5 seam has been (and continues to be) subject to surface erosion and weathering, resulting in lateral discontinuity. The seam is preserved in the deeper areas within the Central Block only. The No. 1 seam is also discontinuous, due to the palaeotopography.


ZIMBABWE
NORTHERN PROVINCE
MOZAMBIQUE
BOTSWANA
MPUMALANGA
GAUTENG
NORTH WEST
SWAZILAND
FREE STATE
KWAZULU / NATAL
LESOTHO
Indian Ocean
EASTERN CAPE
THE COALFIELDS OF SOUTH AFRICA
1. Limpopo
2. Waterberg
3. Western Soutpansberg
4. Central Soutpansberg
5. Eastern Soutpansberg
6. Springbok Flats
7. Witbank
8. Kangwane
9. O.F.S Vierfontein
10. Sasolburg-Vereeniging
11. South Rand
12. Highveld
13. Ermelo
14. Klip River
15. Utrecht
16. Vryheid
17. Nongoma
18. Somkele
19. Molteno
SRK Consulting
Source: Coal Preparation in South Africa, 2002

**Figure 7.1 Location of the Witbank Coalfield**


ERA
PERIOD
AGE
STRATIGRAPHY
GROUP
FORMATION
PHANEROZOIC
CENOZOIC
Quaternary
1.5Ma
Quaternary Deposits
Tertiary
65Ma
Tertiary Deposits
MESOZOIC
Cretaceous
136Ma
Cretaceous Deposits
Jurassic
190Ma
Triassic
225Ma
KAROO SUPERGROUP
Drakensberg
Clarens
Elliot
Molteno
Beaufort
PALAEOZOIC
Permian
280Ma
Ecca
Volksrust,
Vryheid
Pietermaritzburg
Carboniferous
345Ma
Dwyka
Devonian
395Ma
Silurian
430Ma.
Ordovician
500Ma.
Cambrian
570Ma.
Cape Supergroup
SRK Consulting
Source: Various Sources:

**Figure 7.2 Stratigraphic succession of the Phanerozoic, particularly the Karoo Supergroup**


ECCA GROUP
KAROO SUPERGROUP
Volksrust Formation
(Upper Ecca)
Vryheid Formation
(Middle Ecca)
PMburg Formation
(Lower Ecca)
No 2 Upper Seam
No 2 Seam Parting
No 2 Lower Seam
No 1 Seam
SRK Consulting

Source: Greenshields, 1986

**Figure 7.3 Stratigraphic column of the Witbank Coalfield**

## 7.2 Local and Property Geology

The Kendal Project is situated in the far west-central region of the Springs-Witbank Coalfield. In this part of the coalfield, the pre-Karoo basement is comprised mainly of dolomites, cherts and quartzites of the Malmani Group (Transvaal Supergroup). The period of Dwyka glaciation, coupled with the fact that the glaciated surface is largely a dolomite sequence, resulted in a highly irregular and undulating basement onto which the Karoo sediments were deposited. The resultant seam thicknesses and seam distributions are highly influenced by this palaeotopography, especially the lower seams (No. 1 Seam and No. 2 Seam).

The present day surface topography is characterised by a gently sloping valley with its axis trending roughly north-south through the centre of the Kendal Project, and plunging to the north. The topographic detail is shown in Figure 4.4. This present day erosional surface impacts on the seam thicknesses and seam distributions, especially the upper seams (No. 4 Seam and No. 5 Seam).

Logging standards and coal seam nomenclatures have not been constant over the years of exploration drilling. The result is that in the historical database, reference is made to a No. 4 Seam, a No. 4 Upper Seam and a No. 4 Lower Seam. This is due to the fact that very locally, the No. 4 Seam is split by a clastic parting and hence the adapted nomenclature to account for this split. Only the No. 4 Lower has been considered for resource estimation where the split is evident. Figure 7.4 shows a generalised stratigraphy for the Kendal Project.

The isopach plots shown in Figure 7.5 and Figure 7.6 indicate coal seam thickness and areal extent over the project area for the No. 4 Lower Seam and No. 2 Seam respectfully (the No. 3 Seam is restricted to Block D and is not presented here).

Dolerite intrusions of late Karoo age *i.e.* post coal formation, have also impacted on coal morphology and quality. Transgressive sills have displaced seams in certain areas and both sills and dykes have heat-affected the coal seams locally in areas of transgression, and where the sills (particularly underlying the seams) are proximal enough to cause devolatilisation and burning of the coal. Dolerite dyke positions have not been established (no geophysical surveys are known to have been conducted or have been received by SRK) and dolerite sill modelling has yet to be undertaken. As of 31 July 2007 the borehole coal quality database had not been finalised and thus a Dry Ash Free Volatile isopach plot has not been included in this ITR.


ECCA GROUP
Macro - lithology
Volksrust Formation
(Upper Ecca)
Vryheid Formation
(Middle Ecca)
PMburg Formation
(Lower Ecca)
KAROO SUPERGROUP
Top Soil and unconsolidated sand (variable thickness due to weathering)
Fine to medium grained sandstones interlaminated with siltstones and shales
No 5 Seam
Fine to medium grained sandstones interlaminated with siltstones and shales
No 4 Upper Seam
No 4 Lower Seam
Medium to coarse grained sandstones with minor siltstones and shales
No 3 Seam
Carbonaceous shales
No 2 Seam
P1 Parting
No 1 Seam
Carbonaceous shales
SRK Consulting
Source: Modified after Greenshields, 1986

**Figure 7.4:** **Generalised stratigraphy of the Kendal Project**


Heuwelfontein
Ou Myn
Bankfontein
S4 Blk B
S4 Blk C
S4 Blk D
S4 Blk E Pillars
S4 Blk E Virgin
SRK Consulting
Coordinate System: WGS
Projection: Lat/Long
Datum: Hartebeeshoek 94
0 100 300 500 m

Figure 7.5: No. 4 Seam: Thickness and distribution isopach plot


26°2'0"S
26°3'0"S
26°3'60"S
Heuwelfontein
1551
1540
1560
1554
1567
1571
1594
555
S2 Blk B
S2 Blk C
S2 Blk F
S2 Blk D
S2 Blk E
16 IR
N
SRK Consulting
Coordinate System: WGS
Projection: Lat/Long
Datum: Hartebeeshoek 84
28°58'60"E
0 100 300 500 m

Figure 7.6: No. 2 Seam: Thickness and distribution isopach plot

# 8 DEPOSIT TYPES

## 8.1 Mineral deposit type

The mineral deposit being investigated and reported on is coal. The coal deposit type is described as a multiple seam deposit type comprising discrete coal seams of decreasing age progressing upwards through the sedimentary sequence. The South African National Standard for Coal Resource and Coal Reserve estimation and evaluation, the *South African guide to the systematic evaluation of coal resources and coal reserves* ("SANS 10320:2004"), defines two coal deposit types in South Africa:

- Multiple Seam Deposit: "coal deposit type, characterized by a discrete number of coal seams, typically between 0.5 m and 7.0 m in thickness, separated by inter-burden units of thickness generally significantly exceeding the thickness of the individual coal seams."
- Thick Interbedded Seam Deposit: "thick coal deposit type, characterized by a succession of multiple, thinly interbedded coal and non-coal layers with a total thickness of typically between 40 m and 70 m.

Figure 8.1 illustrates the differences between the two deposit types.

## 8.2 Geological modelling

The basis for geological modelling is lithological data obtained from the drilling of diamond core vertical boreholes and the analytical data obtained from the sampling of intersected coal seams.

Computer aided geological modelling, using the Surfer 3D Surface Mapping System (version 8), forms the basis for volumetric (and tonnage) as well as grade (coal quality) estimation. Point data for selected controlling surfaces *e.g.* borehole collar elevation, and target coal seam roof and floor elevations, are gridded, producing surfaces and isopach maps that can be manipulated to estimate, for example, volumes between controlling surfaces, average seam thicknesses, and a variety of coal quality averages.

The modelling algorithm used in this initial geological model is the Kriging Method. Kriging is a geostatistical gridding method that produces visually appealing maps from irregularly spaced data. Kriging attempts to express trends suggested in the data, so that, for example, high points might be connected along a ridge rather than isolated by bull's-eye type contours.

It is the opinion of SRK that the modelling methodology is appropriate for the deposit type.

## 8.3 Exploration programme

The historical borehole data (positional, lithological and analytical) allows for modelling and Coal Resource estimation to a level of confidence classifiable to the *Inferred* category only. Hence, the current phase of the exploration programme is aimed at increasing the density and improving the spatial distribution of cored and sampled boreholes such that estimated Coal Resources can then be classified as at least *Indicated Coal Resources*. This will also allow for preliminary feasibility studies to be

undertaken. Subsequent phases of exploration and prospecting will progressively result in *Measured Coal Resources* being estimated and reported accordingly.

It is the opinion of SRK that the exploration programme is appropriate for the deposit type.


Depth (m)
0
10
20
30
40
50
60
70
80
90
100
Vryheid formation
Soil/weathered
Shale/sandstone interbedded
5 seam
1,5 m
Shale
Shale/sandstone interbedded
0,3 m
Shale/sandstone interbedded
4 upper
Shale/sandstone interbedded
4 seam
3,0 m
Sandstone
3 seam
0,5 m
Shale/sandstone interbedded
Siltstone
Shale
2 seam
1 seam
Shale/sandstone interbedded


Depth (m)
Grootegeluk formation
Mudstone
Zone 11
Zone 10
Zone 9
Zone 8
Zone 7
Zone 6
Zone 5
Interbeds
Typically 60 m
in thickness

**a) Multiple seam deposit type** **b) Thick interbedded seam deposit type**

**Figure 8.1: SANS 10320:2004 Classification of Deposit Type**

# 9 MINERALISATION

## 9.1 Mineralised zones

Within the project area, all five Witbank coal seams are present to a greater or lesser degree. Not all seams are always present at any one locality and the distribution of the seams is strongly influenced by the present day erosional surface as well as by the palaeotopography of the original surface of accumulation. For the purposes of this ITR, the No. 4 Seam, the No. 3 Seam and the No. 2 Seam are considered as target coal seams for immediate future development. The No. 3 Seam is only considered to be of economic importance over Block D. The No. 5 Seam, where it is found to be present in significant volumes (at potentially mineable thicknesses), will be considered for inclusion into Coal Resource estimates. This is expected once the current prospecting drilling programme is complete.

## 9.2 Surrounding rock types

Karoo-aged sedimentary rocks ranging from coarse grained sandstones to very fine grained mudstones occur both interlaminated and interbedded above and below the target coal seams. The lowermost target coal seam, the No. 2 Seam, often occurs directly over the glacial Dwyka tillite, and occasionally in direct contact with the pre-Karoo dolomites of the Malmani Subgroup (Chuniespoort Group, Transvaal Supergroup).

## 9.3 Description of mineralisation

The target coal seams are discrete coal seams bounded above and below by clastic sedimentary rocks. Within the coal seams, however, there are almost always present a number of intra-seam clastic partings consisting predominantly of mudstones and minor siltstones. Only a few of these intra-seam partings are laterally persistent and can be identified consistently in borehole cores. These partings often represent minor changes in the palaeo-depositional environment.

## 9.4 Coal Qualities

Regional coal qualities are relatively low *i.e.* the coal is considered to be a low grade (C, D) coal suitable for the power generating industry and possibly the CTL process. Current results of washability analyses are inconclusive regarding the potential for upgrading. Coal qualities are discussed in more detail in a later section of this ITR.

# 10 EXPLORATION

SRK understands that in the South African context, the term "exploration" refers to geophysical surveys and investigation not including prospecting drilling. Drilling is dealt with in Section 11. Throughout this document, however, the word "exploration" is exchangeable with the phrase "prospecting drilling" and includes the results of drilling, sampling, logging, analysis etc.

## 10.1 Details of surveys and investigations

To SRK's knowledge, no geophysical surveys and subsequent investigations have been carried out on this project. It is, however, understood that geophysical wireline logging will be carried out during a later phase of prospecting drilling.

## 10.2 Details of current surveys and investigations

N/A (see above)

## 10.3 Interpretation of exploration data

N/A (see above)

## 10.4 Details of who carried out the surveys and investigations

N/A (see above)

# 11 DRILLING

No details regarding the type and extent of previous drilling programmes have been received by SRK. Only limited details relating to the overall depth of historic boreholes has been received as incorporated into the electronic databases received via Homeland from the CGS.

The following sub-sections relate only to the current phase of prospecting drilling being undertaken by Homeland.

## 11.1 Type and extent of drilling

The current phase of prospecting drilling utilises standard diamond coring (water-flush) techniques and core recovery methods in common use throughout the coalfields of South Africa. A TNW (World Series) drill bit is used producing 60.5mm diameter core. All boreholes are currently drilled to the pre-Karoo basement (Malmani dolomites) or into the Dwyka tillites, whichever comes first (the tillite may not always be present overlying the pre-Karoo basement lithology of the Malmani dolomites, which are always present). The drill pattern for the current phase of prospecting has been designed to result in a final borehole density of at least 4 boreholes per 100ha (within the defined Coal Resource Blocks (identified in Section 4)). Figure 11.1 shows the positions of previously drilled (historic) boreholes (yellow), of which 40 occur within the project area, and the completed boreholes of the current prospecting drilling programme including analysis results (red), and recently completed boreholes for which only positional data is available (blue and magenta) within the Kendal Project. It should be noted that due to the scale of the plan and the points indicating borehole positions, it may not be possible to identify each individual borehole. The purpose of the plan is to indicate the spread of the data.

## 11.2 Drilling procedures

Standard core drilling procedures are followed whereby all core recovered is laid out (on the ground and/or in core trays) in either 10m lengths or on a run-by-run basis. In either case, both lithological and geotechnical logging are easily facilitated. All coal intersection, including up to 5m of roof and at least 3m of floor material, is packed into lockable core boxes for transport to a designated secure core shed.

## 11.3 Drilling intersection length

The drilled coal intersection length (apparent thickness) is deemed to be equal to the true thickness since the boreholes are drilled vertically through relatively flat-lying (horizontal) coal seams. The maximum depth drilled on the property is some 70m.

## 11.4 Orientation of mineralisation

The coal seams are relatively flat-lying and thus orientation of drilled core is not necessary.


Block B
Heuwelfontein
Ou Myn
Block C
Block F
Heuwelfontein
Old Mine
Block D
Block E
1560
1540
1554
1571
1582
1580
1594
26°2'0"S
26°3'0"S
26°3'60"S
28°58'60"E
555
SRK Consulting
Coordinate System: WGS
Projection: Lat/Long
Datum: Hartebeeshoek 94
0 100 300 500 m
N

**Figure 11.1: Plan of the Kendal Project indicating positions of boreholes**

## 12 SAMPLING METHOD AND APPROACH

No information regarding the coal sampling method and approach for the historical boreholes has been received by SRK. No coal qualities were received for the historic (CGS) boreholes, except those for the boreholes in Block D.

The following sub-sections relate only to the current phase of prospecting drilling being undertaken by Homeland.

### 12.1 Description of sampling methods

All recovered coal intersections are longitudinally split using a hammer and chisel and then logged in detail. This assists with identifying potential stratigraphic and mining units within the seam. All coal intersections greater than 0.30m are considered for sampling in every borehole.

### 12.2 Core recovery

Core recoveries are measured on a routine basis although not for every borehole. The drilling methods and techniques employed at present typically result in core recoveries in excess of 97%. Given the thicknesses of the seams, SRK does not consider core losses of 3% and less to be material, both in terms of tonnage and quality estimation.

### 12.3 Sample quality and representivity

The quality of the samples generated is sufficiently high so as to allow for confident modelling of results. The overall low grade nature of the coal seams does not lend itself to bias through preferential loss of core during drilling and recovery, and thus samples generated are fully representative. Also, the entire coal seam intersection is sampled, inclusive of internal clastic partings, thus ensuring fully representative coal quality data.

### 12.4 Sampling intervals

Samples are typically sampled along intra-seam stratigraphic boundaries, and up to five (5) sampled can be generated from one coal seam intersection.

### 12.5 Distribution of grade

Coal seams display a limited vertical distribution of grade. In some instances this can manifest as alternating zones of low and high grade throughout the seam. Within the Kendal Project, no significant vertical distribution has been noted and the coal seams are targeted for total extraction to be beneficiated to a predetermined quality.

Lateral coal quality distribution appears to follows trends expressed in the morphology (topography and thickness) of the seams with higher grades in areas of deeper and thicker coal seams.

## 12.6 Summary of relevant sampling

The target seams are the No. 4 Seam, the No. 3 Seam (Block D only) and the No. 2 Seam. Table 12.1, Table 12.2 and Table 12.3 are extracts from the coal quality databases for these seams. The dashes indicate that no data was available.

**Table 12.1: No. 4 Seam: Individual sample details and analytical results (raw)**

| BH ID | Sample no | Thick m | CV MJ/kg | H2O % | Ash % | Vols % | FC % | TS % |
|---|---|---|---|---|---|---|---|---|
| KEN004 | S4a | 3.60 | 25.24 | 3.9 | 17.5 | 24 1 | 54.4 | 2.79 |
| W2 | - | 2.17 | 24.07 | 4.1 | 21.7 | 22 8 | 51.4 | - |
| W4 | - | 3.10 | 18.30 | 2.9 | 37.0 | 19 9 | 40.2 | - |
| W7 | - | 3.01 | 16.96 | 3.3 | 40.0 | 17 9 | 38.8 | - |

**Table 12.2: No. 3 Seam: Individual sample details and analytical results**

| BH ID | Sample no | Thick m | CV MJ/kg | H2O % | Ash % | Vols % | FC % | TS % |
|---|---|---|---|---|---|---|---|---|
| W1 | - | 1.45 | 27.84 | 5.0 | 12.3 | 26.4 | 56.4 | - |
| W3 | - | 1.70 | 26.70 | 3.5 | 16.0 | 31.2 | 49.5 | - |
| W8 | - | 1.87 | 27.57 | 3.6 | 13.9 | 33.3 | 49.2 | - |
| OB1 | - | 1.35 | 24.74 | 3.4 | 20.3 | 24.2 | 52.1 | - |

**Table 12.3: No. 2 Seam: Individual sample details and analytical results**

| BH ID | Sample no | Thick m | CV MJ/kg | H2O % | Ash % | Vols % | FC % | TS % |
|---|---|---|---|---|---|---|---|---|
| W1 | - | 4.96 | 25.91 | 4.5 | 16.8 | 22.3 | 56.4 | - |
| W4 | - | 3.49 | 24.48 | 3.1 | 19.5 | 21.7 | 55.7 | - |
| KEN004 | S2 | 4.28 | 24.13 | 3.7 | 21.1 | 20.6 | 54.7 | 1.01 |
| BLKF1 | 2+1 | 3.20 | 25.29 | 3.5 | 17.6 | 24.9 | 53.9 | 1.11 |

## 12.7 Sample compositing

Where multiple samples have been taken for a given seam intersection, analytical results for individual parameters are accumulated in a spreadsheet to derive a weight-averaged total.

## 12.8 Estimated true widths

Since the boreholes are deemed vertical and the coal seams horizontal, the logged seam thickness is equivalent to the true seam thickness.

# 13 SAMPLE PREPARATION, ANALYSES AND SECURITY

No information has been received by SRK regarding the historical sample preparation, analyses and security. Information contained in the CGS electronic data files indicate sampling methodologies and the analyses performed by way of results contained in the data files. SRK considers the data to have been generated through industry standard best practices prevalent at the time, and thus is satisfied that the results can be used with a moderate degree of confidence.

In terms of the current prospecting drilling programme, coal intersections being identified as suitable for analytical testing are logged in the usual way (Section 12.1). Identified coal samples are placed into bags and appropriately tagged with unique sample numbers. The entire selected sample is bagged. Samples are then ready to be transported to the laboratory.

The laboratory currently used for all coal analytical testwork is Witlab (Pty) Ltd ("Witlab"). The following sub-sections refer to quality assurance and quality control ("QA/QC") procedures employed by the laboratory.

## 13.1 Sample preparation methods

Witlab follows prescribed local (South African Bureau of Standards, "SABS") and international (International Standards Organisation, "ISO") standard procedures for coal sample preparation. The standards that are most applied are:

- SABS 0135 Part 2 (1977),
- ISO 13909 Part 4
- ISO 1988 (Sampling of Hard Coal)

## 13.2 Quality control

Witlab has applied for accreditation to ISO/IEC 17025 : 1999(E) and to this end has submitted its Quality Manual to the South African National Accreditation System ("SANAS"). SANAS is recognised by the South African Government as the single National Accreditation Body that gives formal recognition that Laboratories, Certification Bodies, Inspection Bodies, Proficiency Testing Scheme Providers and Good Laboratory Practice test facilities are competent to carry out specific tasks. A quality management system is in operation at the laboratory and the first audit from SANAS is to be scheduled once the Quality Manual has been approved.

Quality control procedures at the laboratory consist of four aspects:

- Proficiency Testing Schemes
- Ash/CV Curves:
- Certified Reference Material:
- Composite Comparisons:

**Proficiency Testing Schemes:**

The two schemes in use at the laboratory are the SABS Coalspec operating on a quarterly basis and the Yanka scheme operating on a monthly basis. The results from these to schemes are available on request in the form of a "results pack" which can be delivered to clients' offices.

**Ash/CV Curves:**

These are used where appropriate, to confirm that these two parameters are characteristic of the coal being analysed.

**Certified Reference Material:**

Certified reference material (coal standard) is included with each batch of samples analysed and results checked against ISO reproducibility limits. Certified benzoic acid is used as a primary standard for the calibration of bomb calorimeters.

**Composite Comparisons:**

Consignments are sampled in truck "rakes" and a weighted composite sample is prepared from the individual "rake" samples. A separate sample from the full consignment is taken for determination of total moisture. Results from the two samples are compared.

All analytical results are entered into the laboratory management system using an established commercial system VERILIMS. The use of VERILIMS ensures traceability of all results and rapid communication of results to client's electronic format.

Witlab participates in recognized "round robin" quality control procedures and the results and certificates are available from the laboratory on request.

Witlab has been subjected to laboratory audits from both local and international clients.

### 13.3 Integrity of sampling process

Coal samples are weighed as received and again after preparation prior to actual analysis. This is aimed at ensuring that the coal then sampled is fully representative of the sample received.

On-the-job monitoring and training of staff ensures that correct procedures and best practice methods are being continually employed.

All laboratory equipment and instrumentation is routinely checked and calibrated by SANAS-accredited bodies.

### 13.4 Independence of laboratory

Witlab is a privately owned company that is paid a fee for analytical testwork performed. To SRK's knowledge, Witlab hold no equity or material interest in any of its clients operations or businesses.

### 13.5 Sampling and assaying procedures

The procedures for analysis are dependant on the physical or chemical analysis being undertaken. Sampling procedures are described in Section 13.1 Several accepted standards are used including:

- SABS;
- ISO;
- American Society for Testing and Materials ("ASTM"); and
- British Standards Institute ("BSI", "BSS").

Listed here are typical analyses and their standards:

- Moisture Content - SABS 924, SABS 925;
- Ash Content - SABS 926;
- Volatile Matter - SABS 927;
- Calorific Value - SABS 929;
- Sulphur - SABS 930 (Eschka Method);
- Float and Sink Analysis - ASTM-D4371

The above list is not exhaustive and all standards applied to respective analyses can be obtained from the laboratory directly.

### 13.6 Location and type of laboratory

The laboratory is situated in the town of Witbank with easy access to collieries and load-out stations in the Witbank and Ermelo Coalfields.

### 13.7 Accreditation status

The laboratory is in the process of being accredited by SANAS. Codes of Practise are available from the laboratory on request for all sampling, sample preparation and analysis procedures. Procedures can be validated for BS, ISO and ASTM protocols.

### 13.8 Quality control measures

Ongoing monitoring and routine SANAS-approved checks on scales and furnaces (including calibration of all analytical equipment and instrumentation) ensure representative and repeatable results.

### 13.9 Checking procedures

Results checking procedures are built into the VERILIMS system. All results outside pre-determined limits are highlighted & re-checked.

### 13.10 Statement of adequacy of sampling process

SRK is satisfied that the coal sampling methodologies and the use of Witlab's analytical services is sufficient to allow for a high degree of confidence in the coal quality results and their representivity of the Kendal Block.

# 14 DATA VERIFICATION

For the purposes of this ITR, only historical data has been used to estimate Coal Resources and therefore the discussions in this section refer only to those quality control measures and data verification procedures as applied to those data. It is understood that data emanating from the current prospecting drilling programme is being captured by Homeland into a proprietary geological modelling software package, and will be verified accordingly.

## 14.1 Quality control measures

The historical borehole data received by SRK from Homeland originated from the CGS. These data are supplied as electronic data files (spreadsheets) and little to no information is otherwise available regarding quality control measures used to generate these data. SRK accepts in good faith these data although certain data verification procedures (see below) are employed in order to derive a certain level of confidence with respect to the veracity of these data.

## 14.2 Data verification procedures

The data as received is typically not in a format that easily lends itself to verification. SRK has thus manipulated the data into modified spreadsheet-based formats more suited to statistical and graphical verification procedures.

The verification procedures include (among others):

- Classical statistics (minimums, maximums, averages etc) on both physical and coal quality parameters:- given a certain knowledge of the coalfield, the competent person can identify potentially erroneous values in the data;
- Lithological boundary elevation comparisons:- the roof and/or floor elevations of selected geological boundaries are compared so as to identify possible erroneous overlaps and/or transgressions;
- Coal quality regression analysis:- certain coal quality parameters *e.g.* calorific value and ash content, typically display good linear relationships and regression analysis will highlight potentially erroneous coal quality parameters;
- Preliminary geological modelling:- early stage geological modelling is well suited to identify obvious geological anomalies which can be investigated further and corrected prior to more detailed three-dimensional modelling.

The Qualified Person responsible for Coal Resource estimation has verified the data to a level that allows for estimation and classification to the appropriate levels of confidence.

### 14.3 Limitations of the verification procedure

No original data used to compile the electronic databases has been forwarded to SRK. In this regard it is impossible to unequivocally state that the electronic databases are a true reflection of the original data. SRK does not, however, consider this to be a fatal flaw in the process. The procedures referred to above are considered sufficient to elucidate material issues with regards to data quality.

### 14.4 Any failure to verify data

In certain instances original data are not available for verification against electronic data. The current drilling, however, will assist with verification of historical data.

# 15 ADJACENT PROPERTIES

## 15.1 Adjacent properties

There are a number of current coal mining operations adjacent to the Kendal Project.

- Immediately to the north east is the Bankfontein opencast operation (owned by Shanduka Resources Limited ("Shanduka")), supplying coal to a variety of markets;
- To the south is the Khutala Colliery and associated opencast operations, owned and operated by BHP Billiton Energy Coal South Africa (Pty) Ltd ("BECSA"), which supplies coal to the adjacent Kendal Power Station;
- Adjacent to the west are the old workings associated with both opencast and underground workings of the previous mining operations;
- Beyond the old opencast workings to the north are the operations of NuCoal Mining (Pty) Ltd, a South African owned coal mining company, with other operations in the Witbank Coalfield;
- To the north east (some 5km to the north east of Block D) are the opencast operations of Klipspruit Colliery, owned and operated by BECSA;
- The operations of Lakeside and Leeuwfontein collieries, owned by Shanduka, lie some 7.5km to the south west;
- New Largo Colliery, now closed, lies some 11km to the north;
- Coal resources have been identified between New Largo and the Kendal Project;
- There are several other closed smaller coal mining operations in the vicinity.

Numerous other coal mining operations are located further to the east in the central region of the Witbank Coalfield. **The information available for these properties is not necessarily indicative of the mineralisation on the property that is subject to the technical report (ie the Kendal Project).**

The locations of the adjacent operations and the approximate vicinity of the prospects indicated above are shown in Figure 15.1 (approximate locations indicated in red).

## 15.2 Public information relating to the operations and associated resources

SRK have carried out a number of Competent Person's Reports for Metorex Limited (previous owners of several collieries in the area) and Shanduka and have been involved in a number of exercises for the BECSA operations in the area. SRK have also been involved in the identification, exploration and estimation of Coal Resources for a number of the smaller coal mining companies who are involved in projects in the area.

## 15.3 Source of the information

The above information has been sourced from the company websites as indicated below:

www.bhpbilliton.com

www.shanduka.co.za

www.metorexgroup.com

www.miningweekly.co.za/article.php?a_id=89426

www.shanduka.co.za/index.html?lf=1;pg=36;ai=316

www.news24.com/News24/AnanziArticle/0,,1518-24_1964291,00.html

http://www.engineeringnews.co.za/article.php?a_id=88542

http://cr.mccloskeycoal.com/issueIndex.asp?issueCode=149

http://www.entemp.ie/press/2006/20060920.htm


New Largo Colliery (closed)
Bankfontein (Shanduka)
New Opencast Workings (NuCoal)
Klipspruit Colliery (BECSA)
Old Opencast Workings
Homeland; Kendal Project
Stuart Colliery (Stuart Coal)
Lakeside Colliery (Shanduka)
Khutala Colliery (BECSA)
Leeuwfontein Colliery (Shanduka)
R555
Kendal
SRK Consulting
Coordinate System: WGS
Projection: Lat/Long
Datum: Hartebeeshoek 94
0 0.5 1 1.5 2 2.5 km
N

Figure 15.1 Approximate locations of prospects adjacent to the Kendal Project

# 16 MINERAL PROCESSING AND METALLURGICAL TESTING

Coal processing is limited to the washability (float and sink) analysis of coal samples. Throughout the historical and into the current drilling campaigns, certain coal samples are selected for washability analysis prior to chemical and physical analysis.

## 16.1 Metallurgical testing and analyses

Metallurgical testing is somewhat of a misnomer in the coal processing industry. Washability analysis is for all intents and purposes the limit of metallurgical testing. Depending on the intended markets for processed coal products, certain coal samples will be subject to a variety of chemical analyses and physical tests to determine their suitability in the metallurgical industry *i.e.* coals will be subject to coking and caking tests to determine their suitability as coke in the steel and ferrochrome industries.

## 16.2 Results of metallurgical testing and analyses

Historical analytical results received from the CGS do not include any references to or results of coking and caking tests.

Samples currently being submitted are not being analysed for coking and caking properties. The intended markets for Kendal Project coal products do not warrant these tests.

## 16.3 Coal washability testing and analyses

Both historically and currently, selected coal samples are subject to washability testing, with the resulting float and sink fractions being subject to a range of chemical and physical analyses.

Samples are typically floated at relative densities ranging from 1.40 to 1.80. The mass floated at each density is weighed and expressed as the Yield (mass floated as a percentage of the original mass). The float fractions and the final sink fraction are then analysed for a range of quality parameters including:

- Calorific Value ("CV"), units typically Mega Joules per kilogram ("MJ/kg");
- Proximate analysis, consisting of:
  - Ash Content ("Ash"), units in percent of total mass ("%");
  - Volatile Matter ("Vols"), units in percent of total mass ("%");
  - Inherent Moisture ("$H_2O$", "IM"), units in percent of total mass ("%");
  - Fixed Carbon ("FC"), units in percent of total mass ("%");
- Total Sulphur, units in percent of total mass ("%").

## 16.4 Representivity of the samples

Historical results indicate that in some cases, the entire seam intersection was not sampled. Correlation of samples back to lithological logs has shown that in many of these cases, intra-seam clastic partings were not sampled. It is understood that historically this was common practice and "dummy" values for selected quality parameters were used when compositing results for full seam intersections. Although,

therefore, not all samples are fully representative, the historical practice is generally considered to provide reasonable cumulative results that can be successfully modelled.

The current sampling methodology, however, does not follow the historical standard and the entire seam intersection is sampled. Samples are thus fully representative. Similar washability and analytical testwork (to the historical) is then performed.

# 17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

## 17.1 Resource reporting code and categorization

The Audited Mineral Resources Statement for the various Projects as at 31st July 2007 (see Table 17.1) was reviewed in accordance to the SAMREC Code[1] by Mr G van Heerden, an appropriately Qualified Person.

The SAMREC Code and the Canadian Institute of Mining Metallurgy and Petroleum CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines, both recognise the use of definitions of Mineral Resources and Mineral Reserves; furthermore, both codes make use of the definitions of "Measured", "Indicated" and "Inferred" Mineral Resources in decreasing geological confidence. Comparison of these two codes reveals significant aspects of similarity:

Both recognise the role of a "Qualified Person" (CIMM 2005) and a "Competent Person" (SAMREC), who is appropriately experienced and is a member of a recognised professional association.

The relevant Mineral Resource definitions from the CIMM 2005 Code and SAMREC are presented below - the CIMM 2005 Definition Standards is presented first, followed by the corresponding italicised SAMREC definition.

- An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
- *An 'Inferred Mineral Resource' is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.*
- An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

---

[1] JSE Listings Requirements (Section 12) require that companies listed on the JSE report their Mineral Resources and Mineral Reserves in accordance with the SAMREC Code.

- *An 'Indicated Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.*
- A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
- *A 'Measured Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.*

In terms of the definitions, there are close similarities between the two codes; within SAMREC, only Measured and Indicated Mineral Resources can be converted to Proven and Probable Mineral Reserves, analogous with the CIMM 2005 Definition Standards. Accordingly, SRK certifies that the Mineral Resource statement reported in accordance with the classification criteria of SAMREC would be identical to one reported in accordance with the CIMM 2005 Definition Standards.

### 17.2 Key estimation assumptions and parameters

The Coal Resources estimated and reported on in this ITR pertain only to the No. 4 Seam, the No. 3 Seam and the No. 2 Seam, and include only opencastable Coal Resources. It is SRK's understanding that these seams are the current target coal seams for immediate future development. The No. 5 Seam, where it is found to be present in significant opencastable volumes, will be considered for inclusion into Coal Resource estimates once the current prospecting drilling programme is complete.

The defined opencastable Coal Resource blocks have been determined from a geological model developed by SRK based on CGS data received from Homeland and, where possible, verified by SRK. The appropriate key parameters used for this deposit to define the coal resource blocks are:

- A minimum seam thickness of 1.0m; and

- A minimum overburden thickness (assumed to be equivalent to the depth of weathering) of 10.0m.

### 17.3 Details of Coal Resource estimators

Mr Grant van Heerden, Pr.Sci.Nat, has estimated the Coal Resources reported on in this ITR.

### 17.4 Quantity and quality of Coal Resources

Reported here are Gross *In Situ* Tonnages and *In Situ* Qualities based on the geological model developed by SRK based on CGS data and data from the current exploration drilling programme (this information is illustrated in Figure 4.7, Figure 4.8 and Figure 11.1).

**Table 17.1 Classified Coal Resources associated with the Kendal Project**

| Block Name | Seam Name | Measured (Mt) | Indicated (Mt) | Inferred (Mt) | Total (Mt)[1] |
|---|---|---|---|---|---|
| B | No. 4 Seam | 0.0 | 0.0 | 0.9 | 0.9 |
| C | No. 4 Seam | 0.0 | 0.0 | 0.1 | 0.1 |
| D | No. 4 Seam | 1.1 | 0.0 | 0.0 | 1.1 |
| E Virgin | No. 4 Seam | 0.0 | 0.0 | 2.0 | 2.0 |
| E Pillars[2] | No. 4 Seam | 0.0 | 0.0 | 2.2 | 2.2 |
| D | No. 3 Seam | 1.5 | 0.0 | 0.0 | 1.5 |
| B | No. 2 Seam | 2.5 | 0.0 | 0.0 | 2.5 |
| C | No. 2 Seam | 0.0 | 0.7 | 0.0 | 0.7 |
| D | No. 2 Seam | 3.6 | 0.0 | 0.0 | 3.6 |
| E | No. 2 Seam | 0.0 | 0.0 | 15.9 | 15.9 |
| F | No. 2 Seam | 0.0 | 0.0 | 4.1 | 4.1 |
| **TOTAL** | **ALL** | **8.7** | **0.7** | **25.2** | **34.6** |

NOTES: 1. Tonnages have not been discounted for geological or other losses
2. Block cover previously mined No. 4 Seam (assumed 60% volumetric extraction)

**Table 17.2 Average *In* Situ (raw) Coal Qualities associated with the Kendal Project as at 31 July 2007**

| Seam Name | Calorific Value (MJ/kg) | Ash Content (%) | Volatile Matter (%) | FC (%) |
|---|---|---|---|---|
| No. 4 Seam[1] | 19.52 | 33.2 | 20.9 | 42.2 |
| No. 3 Seam[2] | 25.85 | 17.7 | 27.1 | 51.5 |
| No. 2 Seam[3] | 23.55 | 22.2 | 20.9 | 53.2 |

NOTES: 1. Qualities representative of Block D only
2. Qualities representative of Block D only
3. Qualities representative of Blocks C, D and F only

The coal qualities presented in this ITR are based exclusively on borehole data available for those boreholes where the full seam has been sampled.

### 17.5 External influences on Resources

SRK is not aware of any external influences that may impact negatively on the future development of these Coal Resources.

### 17.6 Operational influences on Resources

SRK is not aware of any operational influences that may impact negatively on the future development of these Coal Resources.

# 18 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

The Kendal Project is currently a Pre-development Property. The current prospecting drilling programme commenced in February 2007.

## 18.1 Mining planning and technical-economic analysis

A conceptual mining plan has been developed for Block D and was reported in the IER compiled by SRK for Homeland in 2006. A conceptual plan has been carried out for a portion of Block B, but this will need to be revised following the additional exploration and re-estimation of Coal Resources. A suitable mine plan will be finalised for the Kendal Project following the granting of the necessary rights and the completion of the current prospecting drilling programme and re-estimation of the Coal Resources for the entire Kendal Project.

A Parnaby 200tph modular dense medium coal washing plant will be constructed on Block C, and will be used to process the coal from nearby coal mining operations until the necessary rights and permits for the mining of coal from the Kendal Project are received from the relevant authorities. This plant is expected to be commissioned during the fourth quarter of 2007. Homeland has not indicated to SRK any potential problems in obtaining the necessary permits and permissions.

## 18.2 Markets and contracts

It is currently understood that Homeland are in discussions with the South African electricity supply utility, Eskom, regarding a suitable off-take agreement. Homeland is also discussing the supply of the upgraded products into the inland and export markets with the relevant customers.

## 18.3 Environmental considerations

Initial environmental studies for the Kendal Project have been undertaken by Ferret Mining and Environmental Services (Pty) Ltd. an environmental consultancy service. The following Environmental Impact Assessments have been carried out:

- bio-diversity;
- geohydrology and hydrology;
- soil and land capability; and
- social climate aspects.

Consultations are ongoing with the interested and effected parties and the EMPR is currently being prepared, which will be required for the granting of the Mining Right. A Social and Labour Plan ("SLP") has been prepared as part of the Mining Right application.

# 19 OTHER RELEVANT DATA AND INFORMATION

SRK is not aware of any relevant data or information that are not already presented in this report.

# 20 INTERPRETATION AND CONCLUSIONS

## 20.1 Summary of surveys and exploration

The current work carried out has identified a Coal Resource associated with the Kendal Project of 34.6Mt.

No Mining Right is held by Homeland covering the area of interest. A copy of the Letter of Acceptance from the DME of a Mining Right Application submitted by Zamori i.r.o. Portions 5 and 10 (Portion 83) of Heuvelfontein 215 IR has been received by SRK. A Letter of Acceptance does not imply or grant any rights to the applicant.

A Parnaby 200tph modular dense medium coal washing plant will be constructed on Block C, and will be used to process the coal from nearby coal mining operations until the necessary rights and permits for the mining of coal from the Kendal Project are received from the relevant authorities.

## 20.2 Adequacy and reliability of data

SRK are comfortable with the quantity and quality of the data and the current *In Situ* Coal Resource estimate, and have recommended that a suitable continued exploration programme be undertaken to increase the confidence in the estimated *In Situ* Coal Resource. The exploration programme is currently on stop due to the rights issues, and once these have been clarified, the drilling can continue. When all the results are available, the geological model will be updated and an updated *In Situ* Coal Resource will be estimated. SRK are of the opinion that the *In Situ* Coal Resource estimate will not change materially. On completion of the prospecting drilling programme the Coal Resources should be re-estimated and re-classified according to the appropriate levels of confidence.

## 20.3 Meeting of objectives

The work undertaken thus far indicates with a high degree of confidence that there exists a moderate Coal Resource worthy of additional exploration and further development.

# 21 RECOMMENDATIONS

## 21.1 Recommended additional work

SRK are of the opinion that there exists a moderate Coal Resource worthy of additional exploration and further development.

The Mineral Rights issues need to be clarified as soon as possible to allow Homeland to progress this project.

The exploration programme should enable a reclassified Coal Resource estimate to be reported, allowing additional confidence to be placed on the Coal Resources and associated qualities, and will also allow preliminary mine plans to be developed and Coal Reserves to be estimated. It is envisaged that further exploration will be required to give further confidence in the Coal Reserve estimates, and satisfy Eskom's requirements in terms of Coal Resource and Coal Reserve classifications.

## 21.2 Cost breakdown

Table 21.1 indicates the provisional costs estimated by Homeland in developing the Kendal Project to a fully operating mining and beneficiating operation. It should be noted that the provisional additional exploration costs are approximately ZAR2.0 million.

**Table 21.1 Provisional costs for the development of the Kendal Project (ZAR)**

| Task | 2007 | 2008 | 2009 |
|---|---|---|---|
| Additional exploration | 400,000 | 0 | 1,600,000 |
| Mining establishment | 0 | 2,500,000 | 0 |
| Plant construction | 30,000,000 | 10,000,000 | 0 |
| Power reticulation | 4,600,000 | 0 | 0 |
| Water reticulation | 1,000,000 | 0 | 0 |
| Infrastructure | 5,800,000 | | 0 |
| Land purchases | 5,500,000 | | 0 |
| **Total** | **47,300,000** | **12,500,000** | **1,600,000** |

## 22 REFERENCES

South African Committee for Stratigraphy (SACS), 1980. Stratigraphy of South Africa. Part 1 (Comp. L.E. Kent). Lithostratigraphy of the Republic of South Africa, South West Africa / Namibia, and the Republics of Botswana, Transkei and Venda: Handb. Geol. Surv. S. Afr., 8

Tankard, A.J. *et al* (1982). Crustal Evolution of Southern Africa: 3.8 Billion Years of Earth History.

Anhaeusser, C.R., and Maske, S., Eds. (1986). Mineral Deposits of Southern Africa. Vols I & II. Geol. Soc. S. Afr., 2376pp.

www.homelandcorp.com

www.witlab.co.za

www.bhpbilliton.com

www.shanduka.co.za

www.metorexgroup.com

www.miningweekly.co.za/article.php?a_id=89426

www.shanduka.co.za/index.html?lf=1;pg=36;ai=316

www.news24.com/News24/AnanziArticle/0,,1518-24_1964291,00.html

http://www.engineeringnews.co.za/article.php?a_id=88542

http://cr.mccloskeycoal.com/issueIndex.asp?issueCode=149

http://www.entemp.ie/press/2006/20060920.htm

## 23 DATE AND SIGNATURE PAGE

We have pleasure in presenting our Independent Technical Report ("ITR") summarising the scientific and technical information concerning mineral exploration, development and production activities of the Kendal mineral property, Mpumalanga, South Africa for Homeland Mining & Energy (South Africa) (Pty) Ltd.

The effective date of this ITR is 31st July 2007.

Should you have any comments do not hesitate to contact us on the following numbers:


| | | |
|---|---|---|
| (T) | +27-(0)11 – 441 6180 | +27-(0)11 – 441 6210 |
| (F) | +27-(0)11 – 441 1139 | +27-(0)11 – 441 1139 |
| (email) | abirtles@srk.co.za; | vang@srk.co.za |

A N Birtles PrEng
Principal Mining Engineer,
SRK Consulting.

G van Heerden PrSciNat
Senior Coal Geologist,
SRK Consulting.


Effective date of the this technical report **31st July 2007**

**SRK Project Number 378826**

## 24 CERTIFICATES OF QUALIFICATIONS AND CONSENTS

## CERTIFICATE AND CONSENT

**To accompany the report dated 31 July 2007 and entitled "An Independent Technical Report ("ITR") summarising the scientific and technical information concerning mineral exploration, development and production activities of the Kendal Project mineral property, Mpumalanga Province, South Africa."**

I, Grant van Heerden, hereby certify that:

1) I am a Senior Coal Geologist with the firm SRK Consulting (South Africa) (Pty) Limited ("SRK") with an office at SRK House, 265 Oxford Road, Illovo, Johannesburg 2196, South Africa;
2) I am a graduate of the University of Natal, Pietermaritzburg with a BSc Degree in Geology (1993). Also at the University of Natal, Pietermaritzburg, I successfully read for my BSc Honours Degree in Chemistry 1995. In 2004 I received my Graduate Diploma in Mining Engineering (GDE Mining) from the University of the Witwatersrand. I have practised my profession continuously since 1996;
3) I am registered as a Professional Natural Scientist (Geological Science) with the South African Council for Natural Scientific Professions (SACNASP), Registration No 400076/03. I am a Member of the Geological Society of South Africa (GSSA), and the Fossil Fuel Foundation of Africa (FFF);
4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Homeland Projects.
5) As of the date of this certificate, to the best of my knowledge, information and belief, this Independent Technical Report contains all scientific and technical information that is required to be disclosed to make this ITR not misleading;
6) I have read National Instrument 43-101 and Form 43-101F1 and by reason of my education and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of National Instrument 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;
7) I, as a Qualified Person, am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;
8) I have co-authored this report;
9) I have personally inspected the Homeland properties associated with the Kendal Project located in Mpumalanga Province, South Africa during site visits conducted during 2007;
10) SRK was retained by Homeland to prepare an independent technical report for their various projects in accordance with National Instrument 43-101. The preceding report is based on our review of project files and information provided by Homeland and discussions with personnel of Homeland;
11) I hereby consent to use of this report and our name for public filing with any Provincial regulatory authority. I confirm that I have read Homeland's press release dated 31 August 2007 of a revised mineral resource estimate for the various projects in South Africa, and that such press release fairly and accurately represents the information in this report.

Johannesburg, South Africa
31st July 2007

Grant van Heerden Pr.Sci.Nat.
Senior Coal Geologist
SRK Consulting

**CERTIFICATE AND CONSENT**

**To accompany the report dated 31 July 2007 and entitled "An Independent Technical Report ("ITR") summarising the scientific and technical information concerning mineral exploration, development and production activities of the Kendal Project mineral property, Mpumalanga Province, South Africa."**

I, Andrew Birtles, hereby certify that:

1) I am a Principal Mining Engineer and Associate with the firm SRK Consulting (South Africa) (Pty) Limited ("SRK") with an office at SRK House, 265 Oxford Road, Illovo, Johannesburg 2196, South Africa;

2) I am a graduate of the University of Nottingham with a BSc Honours in Mining Engineering in 1982. I have a UK Mine Manager's Certificate and a South African Mine Manager's Certificate. I have practised my profession continuously since 1982;

3) I am registered as a Professional Engineer with the Engineering Council of South Africa (Registration No 20010019). I am a Member of the South African Institute of Mining and Metallurgy and the Institute of Materials, Mining and Metallurgy;

4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Homeland Projects.

5) As of the date of this certificate, to the best of my knowledge, information and belief, this Independent Technical Report contains all scientific and technical information that is required to be disclosed to make this ITR not misleading;

6) I have read National Instrument 43-101 and Form 43-101F1 and by reason of my education and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of National Instrument 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

7) I, as a Qualified Person, am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;

8) I have co-authored this report;

9) I have personally inspected the Homeland properties associated with the Kendal Project located in Mpumalanga Province, South Africa during site visits conducted during 2007;

10) SRK was retained by Homeland to prepare an independent technical report for their various projects in accordance with National Instrument 43-101. The preceding report is based on our review of project files and information provided by Homeland and discussions with personnel of Homeland;

11) I hereby consent to use of this report and our name for public filing with any Provincial regulatory authority. I confirm that I have read Homeland's press release dated 31 August 2007 of a revised mineral resource estimate for the various projects in South Africa, and that such press release fairly and accurately represents the information in this report.

Johannesburg, South Africa
31st July 2007

Andy Birtles Pr.Eng.
Principal Mining Engineer & Associate
SRK Consulting

## 25 GLOSSARY, ABBREVIATIONS AND UNITS

### 25.1 Glossary

| | |
|---|---|
| Algorithm | Mathematical functions used in geological modelling software to determine various geological information and resource estimates. |
| Bench | A ledge that, in open-pit mine and quarries, forms a single level of operation above which minerals or waste materials are excavated from a contiguous bank or bench face. The mineral or waste is removed in successive layers, each of which is a bench, several of which may be in operation simultaneously in different parts of, and at different elevations in, an open-pit mine or quarry. |
| Bord | opening formed by mining using the bord and pillar method of mining. Bords are areas from which the coal has been mined; pillars are the areas of coal left between the bords. |
| Boxcut | The initial cut driven in a property, where no open side exists; this results in a highwall on both sides of the cut. |
| Cash Cost | Direct mining costs, direct processing costs, direct general and administration costs, consulting fees, management fees, transportation, treatment charges, refining charges and profit sharing charges. |
| Cone Crusher | A crushing device in which material is comminuted between an eccentrically moving cone and an outer conical shell. |
| Contamination | The inclusion of waste rock in the coal seam mined as a result of mining operations |
| Cut-offs | The lowest grade of mineralised material that qualifies as Mineral Resources in a given deposit. |
| Cyclone | Equipment used in the washing of coal; used to separate waste from a coarse coal/waste mixture. |
| Diamond Drilling | The act or process of drilling boreholes using bits inset with diamonds as the rock-cutting tool. The bits are rotated by various types and sizes of mechanisms motivated by steam, internal-combustion, hydraulic, compressed-air, or electric engines or motors. A common method of prospecting for mineral deposits. |
| Dilution | The inclusion of a non select ply of coal with the ply of coal being selectively mined. This can affect profitability or coal processing performance. |
| Dip | Inclination of geological features from the horizontal. |
| Discard | Waste material (generally solid) produced as a generally unwanted by-product from the beneficiation of the coal. |
| Dolerite | Any dark, igneous rock composed chiefly of silicates of iron and magnesium with some feldspar. |
| Dome | An uplift or anticlinal structure, either circular or elliptical in outline, in which the rocks dip gently away in all directions. |
| Dyke | A tabular igneous intrusion that cuts across the bedding or foliation of the country rock. |
| Ecca Group | Stratigraphic sequence in Southern Africa containing coal deposits. |
| Erosional surface | Ground surface or lithological unit that has been subjected to weathering or geological erosion. |
| Fault | Fracture or a fracture zone in crustal rocks along which there has been displacement of the two sides relative to one another parallel to the fracture. |
| Floats | Material during the testing or washing process that floats on the testing or washing medium; generally forming the product coal fraction. |
| Flocculant | Reagent used to assist in froth flotation process of coal processing, or in the |

| | |
|---|---|
| | settling of solids to enable process water to be re-used in the processing of the coal. |
| Footwall | The part of the country rock that lies below the deposit. |
| Fresh Rock | Rock or geological unit which has not been exposed to alteration through weathering or leaching processes. |
| Hangingwall | The overlying side of an orebody or stope. |
| Haulage | A drive used for mechanical transport. |
| Haul Road | A road built to carry heavily loaded trucks at a good speed in open pit. The grade is limited on this type of road and usually kept to less than 17% of climb in direction of load movement. |
| Highwall | Edge of opencast operations in advance of the direction of mining. |
| Igneous | Said of a rock or mineral that solidified from molten or partly molten material, i.e., from a magma; also, applied to processes leading to, related to, or resulting from the formation of such rocks. Igneous rocks constitute one of the three main classes into which rocks are divided, the others being metamorphic and sedimentary. |
| Indicated Mineral Resource | That portion of a Mineral Resource for which quantity and quality are estimated with a lower degree of certainty than for a Measured Mineral Resource. The sites used for inspection, sampling, and measurement are too widely or inappropriately spaced to enable the material or its continuity to be defined or its grade throughout to be established. |
| Inferred Mineral Resource | That part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited, or of uncertain quality and reliability. |
| *In situ* | Generally used with reference to the reporting of coal resources to indicate a volume or tonnage of coal present undisturbed in the ground. |
| Intercalated | Said of layered material that exists or is introduced between layers of a different character; esp. said of relatively thin strata of one kind of material that alternates with thicker strata of some other kind, such as beds of shale intercalated in a body of sandstone. |
| Intrusion | In geology, a mass of igneous rock that, while molten, was forced into or between other rocks. |
| Jaw Crusher | A machine for reducing the size of materials by impact or crushing between a fixed plate and an oscillating plate, or between two oscillating plates, forming a tapered jaw. |
| Karoo Supergroup | Stratigraphic sequence in Southern Africa containing coal deposits. |
| Long Life | Operation with life of greater than 10 years. |
| Low wall | Edge of opencast operations behind the general direction of mining. |
| Magnetite medium | Addition to the washing fluid (generally water) of fine magnetite particles to increase the relative density, this allowing the coal to be separated from a coal/waste mixture. |
| Measured Mineral Resource | That portion of a Mineral Resource for which the tonnage or volume is calculated from dimensions revealed in outcrops, pits, trenches, drill-holes, or mine workings, supported where appropriate by other exploration techniques. The sites used for inspection, sampling and measurement are so spaced that the geological character, continuity, grades and nature of the material are so well defines that the physical character, size, shape, quality and mineral content are established with a high degree of certainty. |
| Medium-Life | Operation with life of between 5 and 10 years. |

| | |
|---|---|
| Mine Call Factor | A measure of the mining efficiency based on comparisons between metal content extracted and delivered to the mill and that projected by the mine planning process taking into account the volume/area mined during the reconciliation period. |
| Mineral Reserve | The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. |
| Mineral Resource | A concentration [or occurrence] of material of economic interest in or on the Earth's crust in such a form, quality, and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological knowledge, or interpreted from a well constrained and portrayed geological model. |
| Minimum Mining Width | The minimum mining width at which an in-situ Mineral Resources is stated. |
| Mining Licence | A licence issued by the regulatory authority which governs the process of mining. |
| Open pit | A mine working or excavation open to the surface. |
| Overburden | Designates material of any nature, consolidated or unconsolidated, that overlies an economic deposit. |
| Perennial | Describing a watercourse that flows throughout the year. |
| Phreatic surface | Level of water generally in a waste or discard facility constructed on the topographical surface. |
| Piezometer | Instrument used to determine the level of water in a borehole or to determine a phreatic surface in a waste or discard disposal facility. |
| Pillar | A block of ore entirely surrounded by stoping, left intentionally for purposes for ground control or on account of low value. |
| Ply | A coal seam can be divided vertically into different regions based on coal quality or other characteristics; a ply refers to one of these regions. |
| Proterozoic | A geological era. |
| Proximate analysis | Analysis carried out on coal to determine commonly reported qualities. |
| Seam | A provincial term for a coal bearing layer. |
| Seam Drive | An excavation driven within the plane of the orebody. |
| Resource | A tonnage or volume of rock or mineralisation or other material of intrinsic economic interest, the grades, limits and other appropriate characteristics of which are known with a specified degree of knowledge. |
| Roofbolt | A long steel bolt inserted into walls or roof of underground excavations to strengthen the pinning of rock strata. |
| RoM | Run-of-Mine. |
| SAMREC Code | South African Code for reporting of Mineral Resources and Mineral Reserves. |
| Servitude | A right that grants use of another's property. |
| Short-life | Operation of with less than 5 years. |
| Sidewalls | The sides of an excavation. |
| Sill | A concordant sheet of igneous rock lying nearly horizontal. A sill may become a dike or vice versa. |
| Sinks | Material during the testing or washing process that sinks to the bottom of the testing or washing medium; generally forming the waste or discard fraction. |

| | |
|---|---|
| Sloughing | The action of soft material when wet; generally associated with the failure of soft material stockpiles |
| Spalling | Failure of the highwall, generally caused by poor blasting practices, weathering or ingress of water. |
| Spirals | Equipment used in the washing of coal; used to separate fine waste from a fine coal/waste mixture |
| Stope | Any excavation in a mine, other than development workings, made for the purpose of extracting ore. The outlines of the orebody determine the outlines of the stope. The term is also applied to breaking ground by drilling and blasting or other methods. |
| Stoping | The act of excavating rock, either above or below a level, in a series of steps. In its broadest sense rock stoping means the act of excavating rock by means of a series of horizontal, vertical, or inclined workings in veins or large, irregular bodies of ore, or by rooms in flat deposits. It covers the breaking and removal of the rock from underground openings, except those driven for exploration and development. |
| Strike | The course or bearing of the outcrop of an inclined bed, vein, or fault plane on a level surface; the direction of a horizontal line perpendicular to the direction of the dip. |
| Tailings | The gangue and other refuse material resulting from the washing, concentration, or treatment of ground ore. |
| Thickening | The concentration of the solids in a suspension with a view to recovering one fraction with a higher concentration of solids than in the original suspension. |
| Total Cash Cost | incremental components to cash costs including royalties but excluding taxes paid. |
| Total Costs | The summation of total working costs, net movement in working capital and capital expenditure. |
| Total Working Cost | Incremental components to total cash costs including terminal separation benefits, reclamation and mine closure costs (the net difference of the total environmental liability and the current trust fund provision) but excluding non cash items such as depreciation and amortisation. |
| Transgressive | Term used to describe dolerite intrusions into the coal seams. |
| Unredeemed capital | Capital expenditure which may be offset against future profits to lessen the taxable profit. |
| Vryheid Formation | Stratigraphic sequence in Southern Africa containing coal deposits. |
| Washability | Ability of the coal to be separated from waste fractions at a range of relative densities. |
| Washability analysis | Analysis to determine the coal behaviour and separation characteristics for a range of relative densities. |
| Water Use Licence | A licence issued by the regulatory authority governing the abstraction, use and discharge of water. |
| Weightometer | An appliance for the continuous weighing of broken ore material in transit on a belt conveyor. |
| Working capital | Expenditures required to fund the resulting change in the debtors, creditors and stores position at a point in time. |

## 25.2 Abbreviations

| | |
|---|---|
| ACPA | Asenthandani Communal Property Association |
| AOL | Anglo Operations Limited |
| ADT | Articulate dump truck |
| Ad | Air dried |
| Aduc | Air dried, uncontaminated |
| BECSA | BHP Billiton Energy Coal (South Africa) (Pty) Ltd |
| BEE | Black Economic Empowerment. |
| Capex | Capital expenditure |
| CGS | Council for Geosciences (South Africa) |
| CPI | Consumer Price Index |
| DAF Vols | Dry Ash Free Volatile matter content |
| DCF | Discounted Cash Flow. |
| DEAT | Department of Environment Agriculture and Tourism. |
| DME | Department of Minerals and Energy. |
| DMS | Dense Media Separation. |
| DWA | Digby Wells & Associates, environmental consultants |
| DWAF | Department of Water Affairs and Forestry. |
| ECA | Environmental Conservation Act. |
| ECSA | Engineering Council of South Africa. |
| EIA | Environmental Impact Assessment |
| EMP | Environmental Management Plan. |
| EMPR | Environmental Management Programme Report. |
| FM | Financial Model. |
| GTIS | Gross Tonnes *In Situ* |
| HDPE | High density polyethylene (used to manufacture water pipes) |
| HDSA | Historically Disadvantaged South Africans. |
| HIV | Human Immuno Virus |
| IER | Independent Engineer's Report |
| ITR | Independent Technical Report |
| IMA | Ilanga Mining Assets |
| LCD | Leeuwfontein Coal Deposit |
| LoM | Life-of-Mine. |
| MCF | Mine Call Factor. |
| ML | Mining licence. |
| MPRDA | Mineral and Petroleum Resources Development Act (Act 28 of 2002). |
| MTIS | Mineable Tonnes *In Situ.* |
| MWP | Mine Works Plan. |
| No. | Number. |
| NPV | Net Present Value. |
| NWA | National Water Act. |
| O/C | Opencast. |
| Opex | Operating Expenditure. |
| PLC | Programmable logic controller. |
| RBCT | Richards Bay Coal Terminal. |

| | |
|---|---|
| RC | Reverse Circulation Drilling. |
| RoM | Run of Mine. |
| RWD | Return Water Dam. |
| SACNASP | South African Council for Natural Scientific Professions. |
| SA | South Africa |
| SAHRA | South African Heritage Resources Agency. |
| SANAS | South African National Accreditation System. |
| SANS 10320 | South African National Standard for the reporting of coal resources and reserves |
| SARS | South African Revenue Services. |
| SDCT | South Dunes Coal Terminal (Pty) Ltd |
| SHE | Safety Health and Environment. |
| SLP | Social and Labour Plan. |
| SRK | Steffen, Robertson and Kirsten (South Africa) (Pty) Limited. |
| SRK Group | SRK Global Limited. |
| TEC | Total Employees Costed. |
| TEP's | Technical-economic parameters. |
| TTIS | Total Tonnes *In Situ* |
| TTIS/MTIS | Total Tonnes *In Situ*/Mineable Tonnes *In Situ* (being the same) |
| TWC | Total Working Cost |
| U/G | Underground. |
| WUL | Water Use Licence. |
| WULA | Water Use Licence Application. |

### 25.3 Units

| | |
|---|---|
| cm | a centimetre. |
| g | grammes. |
| ha | a hectare. |
| h, hrs | hours. |
| h/week | hours per week. |
| h/month | hours per month. |
| J | joule (measure of energy) |
| km | a kilometre. |
| kt | a thousand metric tonnes. |
| ktpa | a thousand metric tonnes per annum |
| ktpm | a thousand metric tonnes per month. |
| kV | a thousand Volts. |
| kVA | a thousand Volt-Amperes |
| m | a metre. |
| mm | a millimetre. |
| $m^2$ | a square metre. |
| $Mm^3$ | a million cubic metres. |
| $m^3$ | a cubic metre. |
| $m^3/s$ | a cubic metre per second. |
| MJ | a million joules. |
| MJ/kg | a million joules per kilogramme. |
| Mt | a million metric tonnes |
| Mtpa | a million metric tonnes per annum. |
| MVA | a million volt amperes. |
| MWhr | a million watt hours |
| t | a metric tonne. |
| tph | tonnes per hour. |
| t/TEC/month | metric tonnes per TEC per month |
| $tm^{-3}$ | density measured as metric tonnes per cubic metre. |
| V | a volt. |
| W | a watt. |
| ZAR | South African Rand. |
| rm | a million South African Rands. |
| ZAR/t | South African Rand per tonne. |
| ° | degrees. |
| ' | minutes. |
| % | percentage. |

## SRK Consulting (South Africa) (Pty) Limited

### REPORT DISTRIBUTION RECORD

This form is to be completed for each copy of the report and bound in as the final page of the report.

REPORT NO. : **378826**

COPY NO. : **of 8**

| Name/Title | Company | Copy | Date | Authorised by |
|---|---|---|---|---|
| Mr A Johnson | Homeland | 1, 2, 3 | 05/10/07 | R Dixon |
| Mr G van Heerden | SRK | 4 | 05/10/07 | R Dixon |
| Mr A Birtles | SRK | 5 | 05/10/07 | R Dixon |
| Library | SRK | 6 | 05/10/07 | R Dixon |
| Spare | SRK | 7, 8 | 05/10/07 | R Dixon |

APPROVAL SIGNATURE:



SRK House
265 Oxford Road, Illovo
Johannesburg 2196

P O Box 55291
Northlands 2116
South Africa

e-Mail: johannesburg@srk.co.za
URL: http://www.srk.co.za

Tel: +27 (0) 11 441 1111
Fax: +27 (0) 11 880 8086



Our Ref: NI43-101 ITR Eloff Final rev 2

21 September 2007

SRK Project Number: 378826

The Directors
Homeland Energy Corporation
144 Front Street West, Suite 780
Toronto,
Ontario
M5J 2L7
Canada

**An Independent Technical Report ("ITR") summarising the scientific and technical information concerning mineral exploration, development and production activities of the Eloff Block mineral property, Mpumalanga Province, South Africa.**

We have pleasure in presenting our ITR summarising the scientific and technical information concerning mineral exploration, development and production activities of the Eloff Block mineral property, Mpumalanga, South Africa, for Homeland Energy Corporation

Subsequent to the completion of the ITR (dated 31 July 2007), it is felt that the information received by SRK regarding the current prospecting drilling programme requires commentary in this covering letter.

The ITR reports a global *In Situ* Coal Resource in the *Inferred* category of 382Mt comprising 83Mt of No. 4 Lower Seam and 299Mt of No. 2 Seam. These estimates are based exclusively on historical data. Information presently available from the current prospecting drilling programme (27 boreholes, for which positional data for 20 have been received) indicates that the Coal Resources can potentially be re-classified and estimated as follows:

70Mt *Indicated* (7Mt No. 4 Lower Seam, 63Mt No. 2 Seam)

312Mt *Inferred* (76Mt No. 4 Lower Seam, 236Mt No. 2 Seam)

382Mt global *In Situ* Coal Resource.



This re-classified estimate is preliminary in nature and should not be construed as a verified and compliant estimate. Once the current prospecting drilling programme is complete, the geological model should be updated following which a comprehensive re-classification and re-estimate of the Coal Resources can be made.

Should you have any comments do not hesitate to contact us on the following numbers:


| | | |
|---|---|---|
| (T) | +27-(0)11 – 441 6180 | +27-(0)11 – 441 6210 |
| (F) | +27-(0)11 – 441 1016 | +27-(0)11 – 441 1016 |
| (email) | birt@srk.co.za | vang@srk.co.za |

A N Birtles, Pr.Eng.
Principal Mining Engineer & Associate
SRK Consulting

G van Heerden, Pr.Sci.Nat.
Senior Coal Geologist
SRK Consulting

**AN INDEPENDENT TECHNICAL REPORT ("ITR") SUMMARISING THE SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES OF THE ELOFF BLOCK MINERAL PROPERTY, MPUMALANGA PROVINCE, SOUTH AFRICA.**

**Prepared for:**

The Directors


Homeland

144 Front Street West, Suite 780

Toronto,

Ontario

M5J 2L7

Canada

**Prepared by:**

SRK Consulting (South Africa) (Pty) Limited
SRK House, 256 Oxford Road
Illovo, Johannesburg 2196
Republic of South Africa

Tel: +27 (0)11 441 1111
Fax: +27 (0)11 880 8086

**SRK Project Number** **378826**

A N Birtles, Pr.Eng.
Principal Mining Engineer
SRK Consulting
(T) +27-(0)11 – 441 6180
(F) +27-(0)11 – 441 1016
(email) birt@srk.co.za

G van Heerden, Pr.Sci.Nat.
Senior Coal Geologist
SRK Consulting
(T) +27-(0)11 – 441 6210
(F) +27-(0)11 – 441 1016
(email) vang@srk.co.za

NI43-101 ITR Eloff Final rev 2 31st July 2007

## TABLE OF CONTENTS

| Section | Description | Page No. |
|---|---|---|

## LIST OF TABLES

| Section | Description | Page No. |
|---|---|---|

## LIST OF FIGURES


SRK Consulting
Engineers and Scientists

SRK House
265 Oxford Road, Illovo
Johannesburg 2196

P O Box 55291
Northlands 2116
South Africa

e-Mail: johannesburg@srk.co.za
URL: http://www.srk.co.za

Tel: +27 (0) 11 441 1111
Fax:+27 (0) 11 880 8086



**SRK Project Number 378826**

# AN INDEPENDENT TECHNICAL REPORT ("ITR") SUMMARISING THE SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES OF THE ELOFF BLOCK MINERAL PROPERTY, MPUMALANGA PROVINCE, SOUTH AFRICA.

Our Ref: NI43-101 ITR Eloff Final rev 2 31st July 2007

## 1 SUMMARY

### 1.1 Introduction

This ITR has been prepared to support a disclosure made by Horneland Energy Corporation ("Homeland") in August 2007 of revised mineral resource estimates for various projects under Homeland's control. The Eloff Block is the subject of this ITR.

### 1.2 Property Description

The Eloff Block is a significant coal resource, largely opencastable, underlying predominantly farming (maize and livestock) land, which has historically been considered for supplying a low grade coal to the power generating industry. The project area lies in the western extremity of the Witbank Coalfield, and the surrounding areas have supported a number of mining operations, both historically and currently.

### 1.3 Property Location

The Eloff Block is located at Latitude 26°15' South, Longitude 28°42' East, some 12km to the south of the town of Delmas in Mpumalanga Province of South Africa. The elevation of the project area is some 1600 metres above mean sea level.



Error! Objects cannot be created from editing field codes.



Bellville +27 (0) 21 913 2960
Cape Town +27 (0) 21 659 3060
Durban +27 (0) 31 279 1200
East London +27 (0) 43 748 6292
Johannesburg +27 (0) 11 441 1111
Kimberley +27 (0) 53 861 5798
Pietermaritzburg +27 (0) 33 345 6311
Port Elizabeth +27 (0) 41 581 1911
Pretoria +27 (0) 12 361 9821
Rustenburg +27 (0) 14 594 1280

Dar-es-Salaam +25 (5) 22 260 1881
Harare +263 (4) 49 6182

### 1.4 Ownership

Homeland secured the mineral rights to the Eloff Block by way of a Prospecting Right (Protocol Number 141/2006) granted by the Department of Minerals and Energy ("DME") in terms of the *Minerals and Petroleum Resources Development Act No 28 of 2002* ("MPRDA") to Tshedza Mining Resources (Pty) Limited ("Tshedza"). Homeland Mining and Energy (South Africa) (Pty) Ltd ("HME"), wholly owned by Homeland. currently owns 50% of Tshedza, and has an option on a further 1% for ZAR1.00 (one South African Rand), and has an option on a further 23% on commercial terms. Homeland is currently preparing an application for a Mining Right in terms of the MPRDA. The mining right, when granted, will be valid for the period specified in the right, which may not exceed 30 years, but can be extended.

The surface rights necessary to start construction of the surface infrastructure and mine access have yet to be acquired or secured.

Homeland complies fully with the Black Economic Empowerment ("BEE") requirements of the MPRDA via a number of shareholdings with companies owned by historically disadvantaged South Africans.

### 1.5 Geology and Mineralisation

The project lies in the western extremity of the Witbank Coalfield, and is located close to a number of current and defunct mining operations. Several prospecting drilling campaigns have been carried out in the area, the most recent being commissioned by Homeland in March 2007. Some 93 boreholes (historical and current campaign) have been drilled over an area of approximately 5,028ha up to the 31st July 2007. There are an additional 81 holes that are still required to be drilled as part of the current campaign within the same area. Once the campaign is complete there will be at least 174 holes over a total area of 5,028ha (a borehole density of 3.5 boreholes/100ha). Coal Resource estimates reported in this ITR are based exclusively on the modelling of historical data. In addition only presently defined opencastable resources are estimated and reported. The data received from Homeland regarding the current exploration drilling campaign by 31 July 2007 is considered by SRK not to have a material impact on the current opencastable *In Situ* Coal Resource estimates. Table 1.1 and Table 1.2 indicate the Coal Resources associated with the Eloff Block as at 31 July 2007.

**Table 1.1** ***In Situ*** **Coal Resources associated with the Eloff Block as at 31 July 2007**

| Block Name | Seam Name | Measured (Mt) | Indicated (Mt) | Inferred (Mt) | Total (Mt) |
|---|---|---|---|---|---|
| S4L Total OC1 | No. 4 Lower | - | - | 43 | 43 |
| S4L Total OC2 | No. 4 Lower | - | - | 40 | 40 |
| *Sub-total* | *No. 4 Lower* | - | - | *83* | *83* |
| S2 Total OC1 | No. 2 | - | - | 276 | 276 |
| S2 Total OC2 | No. 2 | - | - | 23 | 23 |
| *Sub-total* | *No. 2* | | | *299* | *299* |
| **Grand Total** | **ALL** | **-** | **-** | **382** | **382** |

Table 1.2 *In* Situ (raw) Coal Qualities associated with the Eloff Block as at 31 July 2007

| Seam Name | Calorific Value (MJ/kg) | Ash Content (%) | Volatile Matter (%) | FC (%) |
|---|---|---|---|---|
| No. 4 Lower | 20.36 | 32.14 | 23.38 | 41.38 |
| No. 2 | 17.44 | 36.99 | 17.39 | 34.78 |

NOTE: Coal qualities are based on historical borehole data averages

## 1.6 Exploration Concept

Exploration is carried out using vertical diamond drilled fully cored boreholes of a TNW size (60.5mm core diameter). The cores are logged by suitably qualified and experienced geologists and the cores are prepared for appropriate analysis at the laboratory.

## 1.7 Status of Exploration

The Eloff Block has been previously explored since the 1950's to the early 1980's, and more recently in 2007, with the drilling of 27 boreholes completed (positional data only received for 20) by 31st July 2007 and an additional 81 boreholes still to be drilled in the remainder of 2007. The coal that has been sampled is being analysed at Witlab (Pty) Ltd, a coal and mineral analytical laboratory. Currently, a combined (No. 4 Lower and No. 2 Seam) *In Situ* Coal Resource of 382Mt can be estimated. The additional exploration (81 boreholes) will be required prior to reporting of a Coal Resource estimate for mine planning purposes.

## 1.8 Status of Development

The Eloff Block is currently undeveloped in terms of mining operations. Homeland is in the process of preparing an application for a Mining Right in terms of the MPRDA.

## 1.9 Status of Operations

The Eloff Block is not yet an operating mine.

## 1.10 Conclusions

The conclusions drawn from the exploration carried out to date indicate a combined (No. 4 Lower and No. 2 Seam) *In Situ* Coal Resource of 382Mt, which can be mined by opencast means, processed (beneficiated) and sold for feedstock into the local and off-shore power generation industry. Investigations will continue into the feasibility of using the coal as a feedstock to the Coal to Liquids ("CTL") process.

## 1.11 Recommendations

The currently reported *In Situ* Coal Resource estimate is based exclusively on the historical borehole data from the Council for Geoscience ("CGS"). On completion of the current prospecting drilling

programme the Coal Resources (inclusive of any Coal Resources than can be mined by underground methods) should be re-estimated and re-classified according to the appropriate levels of confidence.

Additional exploration drilling will need to be conducted prior to detailed planning being carried out.

# 2 INTRODUCTION

## 2.1 By whom is the technical report prepared

This ITR has been prepared by SRK Consulting (South Africa) (Pty) Limited ("SRK"). SRK is part of the SRK Group that comprises over 600 professional and technical staff, offering expertise in a wide range of mineral resource and mining engineering disciplines. The SRK Group's independence is ensured by the fact that it holds no equity in any project. This permits the SRK Group to provide its clients with conflict-free and objective recommendations on crucial judgement issues. The SRK Group has a demonstrated track record in undertaking independent assessments of resources and reserves, project evaluations and audits, independent technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs. SRK also has specific experience in commissions of this nature.

This ITR has been prepared based on a technical and economic review by a team of consultants sourced from SRK's offices in South Africa. These consultants are specialists in the fields of geology, resource estimation and classification, mining engineering, and financial valuations.

Neither SRK nor any of its employees and associates employed in the preparation of this report has any significant beneficial interest in Homeland or in the assets of Homeland. SRK will be paid a fee for this work in accordance with normal professional consulting practice. The payment of this fee is not contingent upon the conclusions or opinions expressed in this report.

The individuals who have provided input to this ITR, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions.

- Grant van Heerden, Pr.Sci.Nat., MGSSA - Geology, Mineral Resources, Report Compilation
- Andrew Birtles, C.Eng, Pr.Eng, FSAIMM, MIMMM, - Tenure, Mine Planning, Financial Evaluation

The Qualified Person with overall responsibility for the reporting of this ITR is Grant van Heerden, Pr.Sci.Nat., MGSSA, who is a senior geologist employed by SRK. Grant van Heerden is an exploration and mining geologist with over 12 years experience in the coal exploration and mining industry and has been responsible for the reporting of Mineral Resources on various coal properties in South Africa and internationally during the past two years.

## 2.2 Terms of Reference

SRK was required to prepare an ITR for the Eloff Block according to the requirements of the Canadian National Instrument 43-101 ("NI 43-101") in support of the disclosure made by Homeland for the

purpose of its listing on the Toronto Stock Exchange ("TSX") and /or the TSX Venture Exchange in Canada, which will include an *In Situ* Coal Resource estimate for the Eloff Block. The effective date for this ITR is 31 July 2007.

SRK understands that in the South African context, the term "exploration" refers to geophysical surveys and investigation not including prospecting drilling. Drilling is dealt with in Section 11. Throughout this document, however, the word "exploration" is exchangeable with the phrase "prospecting drilling" and includes the results of drilling, sampling, logging, analysis etc.

The work involved consideration of the following aspects of the project:

- Historical exploration data available in the public domain;
- Recent exploration work on the project by Homeland;
- Exploration potential and recommendations for additional work.

All Coal Resource estimates presented in this ITR are based exclusively on the geological modelling by SRK of historical exploration data forwarded to SRK by Homeland. As at the 31st July 2007, the exploration results from the current prospecting drilling programme forwarded to SRK did not, in SRK's opinion, warrant inclusion into the existing model. This ITR should be updated on completion of the current prospecting drilling programme and re-estimation and re-classification of the Coal Resources should be carried out according to the appropriate levels of confidence.

## 2.3 For whom the technical report is prepared

This ITR is prepared for Homeland. Homeland was formed in 2004, and is a private company focused on energy exploration and development in southern Africa. Homeland currently has material interests in a number of pre-development (exploration) and development properties in various parts of the South African coalfields and neighbouring countries of Swaziland and Botswana, including:

- **Coal development projects in South Africa**, including domestic South African coal production to coincide with the company's IPO in 2007;
- **Coal exploration properties in South Africa**, with near- and long-term development potential;
- **Close ties to the coal development, mining and marketing sectors** in South Africa and neighbouring countries;
- **Black empowerment partners** who can facilitate the acquisition and development of Homeland's projects.
- **Uranium exploration assets** in Colorado and Utah, USA, and in Niger.

Homeland is a significant shareholder of Homeland Uranium Inc., a Canadian company with interests in long-term energy production and development of Uranium projects in Niger, southern Africa and the United States of America. The Company anticipates an initial public offering in Canada in 2007.

Homeland is headquartered in Tortola, British Virgin Islands, and has regional offices in Toronto, Canada, London, England and Witbank, South Africa. Homeland is run by a team of seasoned business and technical professionals and has an established Board of Directors. Homeland will list for public trading of its shares in Canada in 2007.

The salient details of Homeland are indicated below and in Section 3 of this report.

**Homeland Energy Corporation**

- **Registered office**
  c/o Craigmuir Chambers
  Post Office Box 71
  Road Town,
  Tortola,
  British Virgin Islands
- **Regional Offices**
  - **Canada**
    c/o 144 Front Street West
    Suite 780
    Toronto
    Ontario
    N5J2L7
    Canada
  - **United Kingdom**
    1 Berkley Street
    Suite 407
    London
    W1J8DJ
    United Kingdom
  - **South Africa**
    **Homeland Mining and Energy (South Africa) (Pty) Limited**
    Bureau de Paul
    Building 3
    Cnr. Nelson Mandela Drive / Sauer Street
    Witbank
    1035

### 2.4 For what purpose is the technical report prepared

This ITR was prepared according to the requirements of the Canadian National Instrument 43-101 ("NI 43-101") in support of the disclosure made by Homeland for the purpose of its listing on the Toronto Stock Exchange ("TSX") and /or the TSX Venture Exchange in Canada, which will include an *In Situ* Coal Resource estimate for the Eloff Block. It has been prepared in accordance with the requirements of NI43-101, and conforms with the generally accepted Canadian Institute of Mining ("CIM") "Exploration Best Practices" and "Estimation of Mineral Resources and Mineral Reserves Best Practices" guidelines.

### 2.5 Sources of information and data contained in the technical report

All data (available as at 31 July 2007) used to prepare this ITR have been forwarded to SRK by Homeland. The results of the current prospecting drilling programme have been prepared by Homeland, under the guidance of SRK, although there are some data limited to the Eloff Block that have been generated by SRK. This data refers particularly to seven (7) geological logs of boreholes logged by Mr G van Heerden at the beginning of the prospecting drilling programme prior to Homeland employing a full-time geologist. SRK can, nonetheless, maintain its independence regarding this project since Mr G van Heerden was acting in his capacity as a paid consultant to Homeland and has no direct interest in the project or Homeland. Available results (as at 31 July 2007) for the current prospecting drilling programme are not reported in this ITR and have not been incorporated into the current geological model. SRK considers the volume of data received for the current prospecting drilling programme too little to warrant incorporation into the current model, and SRK does not expect, after due consideration of this data, that material changes to the *In Situ* Coal Resource estimates will result from such incorporation.

Details of data/information used to prepare this ITR are listed in the following sub-sections.

#### 2.5.1 Tenure

Homeland: all information and data regarding tenure (mineral and surface) have been forwarded to SRK by Homeland and accepted by SRK in good faith. SRK have received a copy of the granted Prospecting Right detailing particulars regarding farms and portions thereof covered by the Right as well as effective dates. Also received is the Prospecting Work Programme that accompanied the application. SRK have been informed as to the current surface rights holders (farm owners) but have not independently verified ownership. SRK have, however, been present at Homeland's Interested and Affected Parties meetings where land owners have been consulted regarding the prospecting drilling programme.

#### 2.5.2 Legal

Homeland & legal advisors: SRK have not had contact with Homeland's appointed legal advisors and all legal information received has been accepted in good faith by SRK.

2.5.3 Geology

Homeland: historical exploration information was forwarded to SRK by Homeland. This information was sourced by Homeland from the CGS. This information has, to a limited extent, been verified by SRK (discussed in Section 14).

Limited data from SRK: SRK was involved in the early stages of the current prospecting drilling programme and a certain number of boreholes have been logged and sampled by SRK.

In this ITR, only the historical data have been used to derive Coal Resource estimates.

## 2.6 The scope of personal inspection on the properties

2.6.1 Personal inspections carried out

The Eloff Block has been visited numerous times by Mr G van Heerden between April and August 2007. Mr G van Heerden has been involved with the determination of a suitable exploration programme and the supervision of the execution of the programme, which is currently being undertaken.

Mr A Birtles has visited the site during 2007, and is familiar with the presence of the infrastructure and the locality of the project, and the locality of the potential markets.

The project is not sufficiently advanced to warrant an Environmental Impact Assessment.

2.6.2 Where personal inspections have not been carried out

N/A

# 3 RELIANCE ON OTHER EXPERTS

SRK's opinion, which is effective 31st July 2007, is premised on exploration and analytical data from Homeland's current prospecting drilling programme at the Eloff Block, effective for those results available up to 31st July 2007. SRK's opinion is based on additional information provided by Homeland throughout the course of SRK's investigations, which in turn reflect various technical conditions prevailing at the time of writing. These conditions can change materially over relatively short periods of time and, as such, the information and opinions contained in this report may be subject to change. This ITR will be updated in the event of material changes.

This report includes technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations may involve a degree of rounding and consequently introduce an error. Where such errors occur, SRK does not consider them to be material.

This ITR is dependent upon technical and legal input. The technical information, as provided to and taken in good faith by SRK, has been independently verified as follows:

- Inspection visits to the project site during 2007;
- A review of documentation with respect to the project completed up to 31st July 2007;
- A review of historical and current exploration work for the project up to 31st July 2007. The historical data only has been used to estimate the *In Situ* Coal Resources;
- Discussion and enquiry following access to key personnel associated with the project and corporate office;
- A review and, where considered appropriate by SRK, modification of Homeland's estimates and its classification of Mineral Resources for the project as at 31st July 2007; and
- An examination of historical information and results made available by Homeland in respect of previous developments at the project.
- Communication with the independent coal analytical laboratory responsible for all coal analytical testing.

SRK is satisfied that all information is both appropriate and valid as reported herein. SRK considers that with respect to all material technical matters, it has undertaken sufficient investigations to ensure compliance, both in terms of level of investigation and level of disclosure. For the purposes of review, SRK has performed sufficient validation and verification procedures deemed necessary in order to place an appropriate level of reliance on such information.

# 4 PROPERTY DESCRIPTION AND LOCATION

## 4.1 Extent of property

The Eloff Block covers some 5,028ha over the farms Weilaagte 271 IR and Welgevonden .272 IR, Magisterial District of Delmas, Mpumalanga Province, South Africa.

## 4.2 Location, projection and co-ordinate system

The Eloff Block is located at Latitude 26°15' South, Longitude 28°42' East, some 12km to the south of the town of Delmas in Mpumalanga Province of South Africa (Figure 4.1 and Figure 4.2). The elevation of the project area is some 1600 metres above mean sea level. The boundaries of each farm have been determined from cadastral maps supplied by the Surveyor General in a computer-based GIS. Topographic detail of the project area is shown in Figure 4.3.

The coordinate system used by SRK in the presentation of the plans is the geographic projection (WGS84 spheroid) using the Hartebeeshoek 94 datum.

## 4.3 Tenure relating to the Eloff Block

The discussion in this sub section of this report covers the following issues:

- Type and details of mineral tenure;
- Nature, extent and details of surface and property tenure rights;
- Location of property boundaries;
- Location of infrastructure;
- Terms of Royalties, Agreements and other Encumbrances;
- Environmental Liabilities; and
- Permitting.

### 4.3.1 Prospecting Right

A Prospecting Right (Protocol Number 141/2006) was awarded to Tshedza Mining Resources (Pty) Ltd ("Tshedza") in October 2006. Homeland Mining and Energy (South Africa) (Pty) Ltd ("HME"), wholly owned by Homeland. currently owns 50% of Tshedza. This Prospecting Right supersedes all other mineral titles held by Homeland over the area of interest and is valid for a period of three years (ending on 11 October 2009), subject to Homeland conducting the work set out in the prospecting work programme that accompanied the prospecting right application and adhering to the conditions of the Environmental Management Plan ("EMP"). This Prospecting Right can be renewed only once, on application, for a period not exceeding three years.


Sahara
Mauritania
Eloff Project

**Figure 4.1 Location of the Eloff Project in Africa**


LEGEND
Karoo Coalfields' Limits
Homeland: Eloff Block
Coordinate System: WGS
Projection: Lat/Long
Datum: Hartebeesthoek 94
SRK Consulting
Pretoria
Johannesburg
0 5 10 15 20 25 km

**Figure 4.2 Location of the Eloff Block in South Africa**



Figure 4.3 Topographic detail of the Eloff Project

### 4.3.2 Mining Right

Homeland has not yet applied for a mining right, although it is in the process of preparing the application.

### 4.3.3 Surface Rights

Homeland is not presently engaged in securing surface rights within the project area. Table 4.1 lists the current surface rights ownership details (not independently verified by SRK). At an appropriate stage of the overall project development, Homeland will enter into negotiations with surface rights owners.

**Table 4.1: Surface rights owners, Eloff Block**

| Farm | Portion(s) | Surface Right Owner(s) |
|---|---|---|
| Weilaagte 271 IR | 0, 1 | S van Staden, G de Beer, M Smit, P Lombard |
| | 2 | J van Rensburg |
| | 3, 4, 6 | JJ Uys |
| | 5 | A Botha, T Olckers |
| | 7, 9 | W Oosterhuys |
| | 8 | Eye to Eye Trading, CDW du Plessis, K Oelofse, HC Steynberg, JJ Uys, JW Uys |
| | 10 | J Moolman |
| | 11 | W Handel, F Nel, HJ Nel (snr), HJ Nel (jnr) |
| Welgevonden 272 IR | 0 | R Probst |
| | 1, 2, 3, 4, 5, 6, 11, 12, 13, 14, 16, 17, 18 | S van Staden, G de Beer, M Smit, P Lombard |
| | 7, 9, 15 | A Botha, T Olckers |
| | 8 | HD Lategan |
| | 10, 19 | Eloff Mining, FM Bruce-Brand, DC Irish, JP Otero del Val, AJ Stonall, LD Turvey |
| | 20, 21 | G Rappard, F Rappard |

### 4.3.4 Location of Property Boundaries

The location of property boundaries for farms and portions thereof within and surrounding the project area are as per Surveyor General cadastral plans incorporated into a computer-based GIS. Figure 4.4 shows the cadastral plan for the Eloff Block and surrounding areas.

### 4.3.5 Location of Infrastructure

Infrastructure and other surface features have been digitised from 1:50,000 topo-cadastral plans issued by the Surveyor General in a computer-based GIS. The composite map is shown in Figure 4.5.

### 4.3.6 Royalty

On 11 October 2006, the *Mineral and Petroleum Resources Royalty Act 2006* ("New Royalty Bill") was released. This is an amended version of the Royalty Bill first released on 10 March 2003. Under the

terms of the earlier Royalty Bill, the royalties were to commence as soon as companies had met the requirements of the Mining Charter. The Minister subsequently indicated that the royalty would not take effect until the transitional period for conversion of mining rights under the MPRDA had expired, i.e. 1 May 2009. This is confirmed in Section 33(2) of the New Royalty Bill. One of the focal points of the MPRDA is that all mineral resources belong to all South Africans and that the State is the custodian of these resources. The New Royalty Bill proposes to impose a revenue-based royalty on South African mining companies, payable to the South African Government. Homeland would thus be liable to pay royalties to the State from 1 May 2009 if the New Royalty Bill is promulgated in its present form. The royalties applicable for coal exploitation are indicated in Table 4.2. There are no other royalties payable to the State in respect of mineral exploitation.

**Table 4.2: Royalties applicable to coal in terms of the New Royalty Bill**

| Mineral | Specification | Royalty Payable |
|---|---|---|
| Coal | Above 15% ash content | 1.0% |
| | Below 15% Ash content | 3.0% |

4.3.7 Existing environmental liabilities

SRK have not been made aware of any material environmental liabilities currently associated with the Eloff Block. The environmental aspects for the current prospecting drilling programme are handled at the corporate office. Assessment of any liabilities associated with the further development of the Eloff Block will form part of the feasibility study which will be carried out by Homeland once the prospecting drilling has been completed and appropriate Coal Resources and Coal Reserves has been classified and estimated.

4.3.8 Permitting

Through Homeland's appointed Safety and Liaison Officer, permissions to access farms and portions thereof within the project area have been obtained from the legal land owners. Similarly, permissions to access water from private dams and/or water points, primarily for drilling purposes, have also been obtained.

Legal permitting issues will be dealt with once the Mining Right has been granted and detailed mine planning and engineering studies are undertaken (feasibility study stage).



Figure 4.4: Cadastral detail of the Eloff Block and surrounding areas


Homeland: Eloff Block
LEGEND
Surface Infrastructure & Features
Dam
Pan (non-perennial)
Pan (perennial)
Pipeline
Powerline
Railway
Arterial Road
Freeway
Main Road
National Road
Secondary Road
Coordinate System: WGS
Projection: Lat/Long
Datum: Hartebeesthoek 94
SRK Consulting

**Figure 4.5: Detail of infrastructure within the Eloff Block**

### 4.4 Sufficiency of Rights

SRK is satisfied that Homeland has all the legal rights and permits necessary to conduct the activities currently being undertaken on the Eloff Block Project. SRK is also satisfied that Homeland has a programme in place to obtain the necessary permits and rights it will need to conduct mining operations at the Eloff Block Project.

### 4.5 Land claims

SRK has been advised by Homeland that it is not aware of any land claim(s) registered against the Eloff Block Project.

### 4.6 Location of Coal Resources and Coal Reserves

The Coal Resources estimated and reported on in this ITR pertain only to the No. 4 Lower Seam and the No. 2 Seam, and include only opencastable Coal Resources. It is SRK's understanding that these two seams are the current target coal seams for immediate future development. The No. 5 Seam, where it is found to be present in significant opencastable volumes, will be considered for inclusion into Coal Resource estimates once the current prospecting drilling programme is complete. Similarly, Coal Resources for the No. 2 Seam, where it can potentially be mined by underground methods, will be estimated.

The defined Coal Resource blocks have been determined from a geological model developed by SRK based on CGS data received from Homeland and, where possible, verified by SRK.

The opencastable Coal Resources associated with the Eloff Block are summarised in Table 4.3, while all Coal Resource blocks are illustrated in Figure 4.6.

**Table 4.3** ***In Situ* Coal Resources[1] associated with the Eloff Project**

| Block | Seam | Measured (Mt) | Indicated (Mt) | Inferred (Mt) | Total (Mt) |
|---|---|---|---|---|---|
| O/C Block 1 | S4L + S2 | - | - | 319 | 319 |
| O/C Block 2 | S4L + S2 | - | - | 63 | 63 |
| **TOTAL** | | - | - | **382** | **382** |

Note: 1. Estimates have not been adjusted for Geological Losses


Eloff Opencast Resource Block 2
Eloff Opencast Resource Block 1
Eloff Underground Resource Block
Coordinate System: WGS
Projection: Lat/Long
Datum: Hartebeesthoek 94
SRK Consulting
26°15'0"S
28°45'0"E
0 0.3 0.6 0.9 1.2 1.5 km
N

**Figure 4.6** **Coal Resources associated with the Eloff Project**

# 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

## 5.1 Topography, elevation and vegetation

The Eloff Block is situated at Latitude 26°15' South, Longitude 28°42' East on the Highveld in Mpumalanga Province of South Africa, some 12km south-east of the town of Eloff and some 12km south of the town of Delmas (Figure 4.2). The elevation of the project is some 1600 metres above mean sea level. The Highveld is a high plateau area of South Africa that includes the largest metropolitan area in the country, Greater Johannesburg Metropolitan Area. The area of the Highveld is the size of Belgium, starting east of the Johannesburg centre and stretching to the Swaziland border, encompassing rural and urban areas of around 30 000 square kilometres.

The area around the Eloff Block is characterised by arable farming, predominantly maize and livestock (cattle), and a significant amount of the nation's staples are farmed in the region. There also exists a large area around the project which is a natural wetland. The area is also characterised by coal mining operations, much of which are opencast operations. The rehabilitation of these operations is planned to return the land to arable capability where possible.

## 5.2 Means of access

An efficient network of all weather roads operates in the area of the Eloff Block, with the N12 freeway from Johannesburg to Witbank passing some 12km to the north. The secondary road through Eloff and Delmas is some 12km north of the Eloff Block. The rail line from Johannesburg to Witbank follows the secondary road in the area some 12km north of the Eloff Block. There is a rail siding close to the town of Eloff. There is good all weather road access to the Eloff Block and the proximity of the towns of Eloff and Delmas, several mining operations and the sidings and stations will ensure that the current access will be maintained.

## 5.3 Proximity of property to a population centre, nature of transport

The town of Eloff lies some 12km to the north-west, and Delmas is some 12km to the north. Witbank can be accessed from the N12 and is some one hours drive. Johannesburg is some one hour's drive to the west of Delmas via the N12. Rail and bus services link Delmas to other centres throughout Mpumalanga Province and South Africa.

There is a ready pool of labour in the Witbank, Ogies and Delmas areas, much of which has previous experience in the mining sector; this availability has been enhanced following retrenchments as a number of local coal operations have recently closed or amalgamated with adjacent operations. There are a number of experienced mining contracting companies operating in the region.

### 5.4 Climate and operating season

The climate is characterised by well-defined seasons with hot summers and cool sunny winters. The summer months (August to March) bring brief afternoon thunderstorms. Summer temperatures range between 22°C and 34°C and winter brings with it dry, sunny days and chilly nights. The average winter (May-July) temperature is 15.5°C but temperatures can range between -10°C and 20°C in a single day.

The site lies in the Highveld summer rainfall region and is characterised by an average rainfall of some 750 to 1,000 mm per annum that usually takes place from October to March.

Mining operations in the region continue throughout the year and climatic conditions are not a major hindrance to operations.

### 5.5 Surface rights and available infrastructure

Surface rights and infrastructure have been dealt with in Section 4.3.

# 6 HISTORY

## 6.1 Prior ownership

The Eloff Block, comprising the two farms Weilaagte 271 IR and Welgevonden 272 IR, has never been previously owned as such. However, various companies have, in the past, had certain mineral rights to the coal resources underlying these farms and those in the immediate vicinity. As a result, previous prospecting drilling programmes have covered, to a greater or lesser degree, farm and portions thereof in the general area. Table 6.1 gives the historical and recent development relating to the Eloff Block in particular.

**Table 6.1 Historical development of the Eloff Block**

| Year | Companies undertaking exploration within the Eloff Block |
|---|---|
| 1950's | Mineral Search of Africa |
| 1960's | Anglo American Prospecting Services, Reef Metal Refineries, Fuel Research Institute |
| 1970's | Southern Sphere Mining & Development Company, Anglo American Corporation of South Africa, Transvaal Consolidated Land and Exploration Company, Geological Survey of South Africa |
| 1980's | Southern Sphere Mining & Development Company |
| 2007 | Homeland Mining and Energy (South Africa) (Pty) Limited |

## 6.2 Details of previous exploration

Information available in the public domain that has been received by SRK relates to the electronic borehole databases sourced by Homeland from the Council for Geoscience ("CGS"). These databases contain positional, lithological and analytical borehole data for 66 boreholes. No other geological information has been forwarded to SRK concerning the historical exploration and prospecting drilling programmes.

## 6.3 Prior Resource and Reserve estimates

No historical Coal Resource estimates are, to SRK's knowledge, available in the public domain. No other Coal Resource estimates for the areas covered by the Prospecting Right were forwarded to SRK for review and comment.

## 6.4 Historical production

This area is currently undeveloped in terms of actual mining operation and thus no historical production details are available.

# 7 GEOLOGICAL SETTING

## 7.1 Regional Geology

The Springs-Witbank Coalfield ("Witbank Coalfield") is situated in the Northern Karoo Basin covering an area greater than 568,000ha, stretching from Springs in the west to Belfast in the east, and Middelburg in the north to Rietspruit in the south. The northern boundary of the coalfield is the outcrop of the coal-bearing sedimentary sequence against the pre-Karoo rocks of predominantly the Transvaal Supergroup while the southern boundary in the central portion of the basin is widely considered to be the sub-outcrop against a pre-Karoo felsite ridge know as the Smithfield Ridge. To the east and west of the central portion, the southern boundary is rather arbitrarily defined. The extreme eastern and western boundaries are defined by the outcrop of the coal-bearing sedimentary sequence against the pre-Karoo rocks of the Transvaal Supergroup, the Waterberg Group and intrusives of the Bushveld Igneous Complex. Figure 7.1 illustrates the locality of the Witbank Coalfield in relation to the other South African coalfields. The Karoo Supergroup comprises sediments of the Groups and Formations (decreasing age) indicated in Table 7.1:

**Table 7.1 Composition of the Karoo Supergroup**

| Group | Formation |
|---|---|
| Dwyka | - |
| Ecca | (see below) |
| Beaufort | - |
| (previously Stormberg Group) | Molteno<br>Elliot<br>Clarens |
| Drakensberg | |

The coal measures of the Witbank Coalfield are hosted in the Ecca Group. The Ecca Group comprises the following Formations (deceasing age):

- Pietermaritzburg;
- Vryheid; and
- Volksrust.

Within the Witbank Basin, only the Vryheid Formation is present: the Pietermaritzburg Formation was never deposited and the Volksrust Formation has been eroded away. All of the Witbank Coalfield coal seams are hosted in the Vryheid Formation. Figure 7.2 illustrates the stratigraphic sequence and relative ages of the formations and groups described above.

There are five major coal seams present in the Witbank Coalfield, named from the base upwards:

- The Number 1 Seam (No. 1 Seam, S1);
- The Number 2 Seam (No. 2 Seam, S2);

- The Number 3 Seam (No. 3 Seam, S3);
- The Number 4 Seam (No. 4 Seam, S4); and
- The Number 5 Seam (No. 5 Seam, S5).

In certain areas some of theses coal seams are locally split by clastic partings and thus the nomenclature is modified to accommodate for these splits *e.g.* the No. 2 Seam is often split and the nomenclature then applied is: the No. 2 Upper Seam and the No. 2 Lower Seam. The modification of the nomenclature for any split seam is often colloquial and this has often lead to confusion in terms of regional coal seam correlation. Nonetheless, the base nomenclature shown above is valid in all areas. Figure 7.3 illustrates the typical stratigraphic column of the Vryheid Formation in the Witbank Coalfield.

Due to the various environments of deposition and the present-day erosional surface, not all of the seams are always present at any one locality. The distribution of the lowers coal seams is strongly influenced by basement topography while the distribution of the upper seams is controlled by present-day topography. Within the Witbank Coalfield, the most widely developed coal seam is the No. 2 Seam.

The structure and topography of the sedimentary succession has been controlled and affected by basement topography and igneous (dolerite) intrusions. The coal seams (and strata) are generally flat-lying although gently undulating with a regional dip to the south south-east of less than a degree.

The seams most affected by basement topography are the No. 1 and 2 seams. Their individual distribution and thickness is directly related to the basement topography. The seams often thin and sometimes pinch out over and against palaeotopographic highs. Internal structure of the strata and coal seams becomes complex in these areas where dips of up to 1 in 8 (7 degrees) have been observed. The strata (including coal) are also often faulted, although the displacements are rarely more than a metre. This faulting is not tectonically controlled. Rather, it is a function of differential compaction during burial and lithification.

The younger seams (No. 4 and 5) are less affected by basement topography. However, all the seams have been affected by dolerite intrusions in the form of sills and dykes. Near vertical dykes have very little displacement associated with their transgression through the seam, although minor floor rolls resulting from drag have been observed in underground mines. Sill transgressions, on the other hand, always result in some displacement, the magnitude being dependant on a number of factors including sill thickness and presence and orientation of pre-existing zones of weakness. These intrusions introduce local structural complexity by displacing seams relative to one another and isolating blocks of coal. Associated with all transgressions as well are sympathetic and antithetic slips within a variable zone either side of the intrusion. Another effect that the dolerite has is to burn or devolatilise the coal locally.

Dykes in the Witbank Coalfield vary in thickness from less than a metre to over 5m. The most prominent dyke in the Witbank Coalfield is the Ogies Dyke. This dyke has a strike length of over

100km from Ogies in the west to beyond Optimum Mine in the east. This dyke effectively splits the coalfield into a northern portion and a larger central-southern portion. The dyke attains a maximum thickness of 14m and sediments up to 20m either side of the dyke have been subject to folding. The burning limits are not constant but are on average up to 300m either side of the dyke. Within this zone, the coal has been either devolatilised or burnt. There appears to be a higher density of dykes in the central-southern portion of the coalfield, as indicated by intersections during mining operations. Sills also appear to be more prominent in the central-southern portion. The effects of burning and devolatilisation are more severe with sills as they can persist over extensive areas in close proximity to the coal seams while dykes only affect coal along the zone of intersection.

By far the greatest factor impacting on the distribution of the seams has been the basement palaeotopography. The Northern Karoo Basin displays vast valleys and ridges left after the scouring ice-sheets migrated across the supercontinent of Gondwanaland. These valleys and ridges have had a profound effect on the physical nature of the depositional environments and therefore on the distribution of sediment deposition and peat accumulation. The prevailing climatic conditions also had a significant influence since this affected plant growth and vegetation is needed for peat production. Plant growth itself can also impact on drainage patterns and hence sediment distribution. Surface erosion has had a major impact on the present day distribution of coal seams, especially the younger (No. 4 and 5) seams.

Five regional palaeovalleys, trending roughly NNE-SSW, have been identified into which the glacial outwash and subsequent braided streams and rivers flowed and where the extensive coal swamps formed. The valleys practically merge just south of the Ogies Dyke and here the seams become more regionally extensive and continuous. It is within the valleys themselves and in the more proximal regions that the seams become fewer and more complex, notwithstanding dolerite intrusions. A zone of roughly 25km either side of a line drawn roughly NNW-SSE through Witbank defines the area in which all 5 seams are present. This zone is called the Central Block.

The two lower-most seams, in particular the No. 2 seam, are the most extensive, while the No. 4 and 5 seams become more constrained towards the Central Block. The No. 5 seam has been (and continues to be) subject to surface erosion and weathering, resulting in lateral discontinuity. The seam is preserved in the deeper areas within the Central Block only. The No. 1 seam is also discontinuous, due to the palaeotopography.


ZIMBABWE
NORTHERN PROVINCE
MOZAMBIQUE
BOTSWANA
MPUMALANGA
GAUTENG
NORTH WEST
SWAZILAND
FREE STATE
KWAZULU / NATAL
LESOTHO
EASTERN CAPE
Bethlehem
Ladysmith
Richards Bay
Durban
Indian Ocean
N
THE COALFIELDS OF SOUTH AFRICA
1. Limpopo
2. Waterberg
3. Western Soutpansberg
4. Central Soutpansberg
5. Eastern Soutpansberg
6. Springbok Flats
7. Witbank
8. Kangwane
9. O.F.S Vierfontein
10. Sasolburg-Vereeniging
11. South Rand
12. Highveld
13. Ermelo
14. Klipriver
15. Utrecht
16. Vryheid
17. Nongoma
18. Somkele
19. Molteno
SRK Consulting
Source: Coal Preparation in South Africa, 2002

**Figure 7.1 Location of the Witbank Coalfield**


ERA
PERIOD
AGE
STRATIGRAPHY
GROUP
FORMATION
PHANEROZOIC
CENOZOIC
Quaternary
1.5Ma
Quaternary Deposits
Tertiary
65Ma
Tertiary Deposits
MESOZOIC
Cretaceous
136Ma
Cretaceous Deposits
Jurassic
190Ma
Triassic
225Ma
KAROO SUPERGROUP
Drakensberg
Clarens
Elliot
Molteno
Beaufort
PALAEOZOIC
Permian
280Ma
Ecca
Volksrust
Vryheid
Pietermaritzburg
Carboniferous
345Ma
Dwyka
Devonian
395Ma
Silurian
430Ma
Ordovician
500Ma
Cambrian
570Ma
Cape Supergroup
SRK Consulting
Source: Various Sources

**Figure 7.2 Stratigraphic succession of the Phanerozoic, particularly the Karoo Supergroup**


ECCA GROUP
Macro - lithology
KAROO SUPERGROUP
Volksrust Formation
(Upper Ecca)
Vryheid Formation
(Middle Ecca)
PMburg Formation
(Lower Ecca)
Top Soil and unconsolidated sand (variable thickness due to weathering)
Fine to medium grained sandstones interlaminated with siltstones and shales
No 5 Seam
Fine to medium grained sandstones interlaminated with siltstones and shales
No 4 Seam
Medium to coarse grained sandstones with minor siltstones and shales
No 3 Seam
Carbonaceous shales
No 2 Upper Seam
No 2 Seam Parting
No 2 Lower Seam
P1 Parting
No 1 Seam
Carbonaceous shales
SRK Consulting
Source: Greenshields, 1986

**Figure 7.3** **Stratigraphic column of the Witbank Coalfield**

### 7.2 Local and Property Geology

The Eloff Block is situated in the far western region of the Springs-Witbank Coalfield where the Karoo sediments are restricted to the palaeovalley known as the Vischkuil Valley (Smith and Whittaker, 1986). In this part of the coalfield, the pre-Karoo basement is comprised mainly of dolomites, cherts and quartzites of the Malmani Group (Transvaal Supergroup). The period of Dwyka glaciation, coupled with the fact that the glaciated surface is largely a dolomite sequence, resulted in a highly irregular and undulating basement onto which the Karoo sediments were deposited. The resultant seam thicknesses and seam distributions are highly influenced by this palaeotopography, especially the lower seams (No. 1 Seam and No. 2 Seam).

The present day surface topography is characterised by a gently sloping valley with its axis trending roughly north-south through the centre of the Eloff Block, and plunging to the north. Another river runs parallel to this along the western boundary of the Prospecting Right area. The topographic detail is shown in Figure 4.3. This present day erosional surface impacts on the seam thicknesses and seam distributions, especially the upper seams (No. 4 Seam and No. 5 Seam).

Logging standards and coal seam nomenclatures have not been constant over the years of exploration drilling. The result is that in the historical database, reference is made to a No. 4 Seam, a No. 4 Upper Seam and a No. 4 Lower Seam. This is due to the fact that very locally, the No. 4 Seam is split by a clastic parting and hence the adapted nomenclature to account for this split. Only the No. 4 Lower has been considered for resource estimation where the split is evident. Figure 7.4 shows a generalised stratigraphy for the Eloff Block.

The isopach plots shown in Figure 7.5 and Figure 7.6 indicate coal seam thickness and areal extent over the project area for the No. 4 Lower Seam and No. 2 Seam respectfully.

Dolerite intrusions of late Karoo age *i.e.* post coal formation, have also impacted on coal morphology and quality. Transgressive sills have displaced seams in certain areas and both sills and dykes have heat-affected the coal seams locally in areas of transgression, and where the sills (particularly underlying the seams) are proximal enough to cause devolatilisation and burning of the coal. Dolerite dyke positions have not been established (no geophysical surveys are known to have been conducted or have been received by SRK) and dolerite sill modelling has yet to be undertaken. As of 31 July 2007 the borehole coal quality database had not been finalised and thus a Dry Ash Free Volatile isopach plot has not been included in this ITR.


ECCA GROUP
KAROO SUPERGROUP
Volksrust Formation
(Upper Ecca)
Vryheid Formation
(Middle Ecca)
PMburg Formation
(Lower Ecca)
Macro - lithology
Top Soil and unconsolidated sand (variable thickness due to weathering)
Fine to medium grained sandstones interlaminated with siltstones and shales
No 5 Seam
Fine to medium grained sandstones interlaminated with siltstones and shales
No 4 Upper Seam
No 4 Lower Seam
Medium to coarse grained sandstones with minor siltstones and shales
No 3 Seam
Carbonaceous shales
No 2 Seam
P1 Parting
No 1 Seam
Carbonaceous shales
SRK Consulting
Source: Modified after Greenshields, 1986

**Figure 7.4: Generalised stratigraphy of the Eloff Block**



**Figure 7.5: No. 4 Lower Seam: Thickness and distribution isopach plot**



**Figure 7.6: No. 2 Seam: Thickness and distribution isopach plot**

# 8 DEPOSIT TYPES

## 8.1 Mineral deposit type

The mineral deposit being investigated and reported on is coal. The coal deposit type is described as a multiple seam deposit type comprising discrete coal seams of decreasing age progressing upwards through the sedimentary sequence. The South African National Standard for Coal Resource and Coal Reserve estimation and evaluation, the *South African guide to the systematic evaluation of coal resources and coal reserves* ("SANS 10320:2004"), defines two coal deposit types in South Africa:

- Multiple Seam Deposit: "coal deposit type, characterized by a discrete number of coal seams, typically between 0.5 m and 7.0 m in thickness, separated by inter-burden units of thickness generally significantly exceeding the thickness of the individual coal seams."
- Thick Interbedded Seam Deposit: "thick coal deposit type, characterized by a succession of multiple, thinly interbedded coal and non-coal layers with a total thickness of typically between 40 m and 70 m.

Figure 8.1 illustrates the differences between the two deposit types.

## 8.2 Geological modelling

The basis for geological modelling is lithological data obtained from the drilling of diamond core vertical boreholes and the analytical data obtained from the sampling of intersected coal seams.

Computer aided geological modelling, using the Surfer 3D Surface Mapping System (version 8), forms the basis for volumetric (and tonnage) as well as grade (coal quality) estimation. Point data for selected controlling surfaces *e.g.* borehole collar elevation, and target coal seam roof and floor elevations, is gridded, producing surfaces and isopach maps that can be manipulated to estimate, for example, volumes between controlling surfaces, average seam thicknesses, and a variety of coal quality averages.

The modelling algorithm used in this initial geological model is the Modified Shepard's Method. This estimator uses an inverse distance weighted least squares method. As such, the Modified Shepard's Method is similar to the Inverse Distance to a Power interpolator, but the use of local least squares eliminates or reduces the "bull's-eye" appearance of the generated contours. Modified Shepard's Method can be either an exact or a smoothing interpolator, and in the current model no smoothing factor has been applied (the data points are honoured in the model).

It is the opinion of SRK that the modelling methodology is appropriate for the deposit type.

## 8.3 Exploration programme

The historical borehole data (positional, lithological and analytical) allows for modelling and Coal Resource estimation to a level of confidence classifiable to the *Inferred* category only. Hence, the current phase of the exploration programme is aimed at increasing the density and improving the spatial

distribution of cored and sampled boreholes such that estimated Coal Resources can then be classified as at least *Indicated Coal Resources.* This will also allow for preliminary feasibility studies to be undertaken. Subsequent phases of exploration and prospecting will progressively result in *Measured Coal Resources* being estimated and reported accordingly.

It is the opinion of SRK that the exploration programme is appropriate for the deposit type.


Depth (m)
Vryheid formation
5 seam
4 upper
4 seam
3 seam
2 seam
1 seam
1,5 m
0,3 m
1,5 m
3,3 m
0,5 m
6,3 m
1,5 m
Soil/weathered
Shale/sandstone interbedded
Shale
Shale/sandstone interbedded
Shale/sandstone interbedded
Shale/sandstone interbedded
Sandstone
Shale/sandstone interbedded
Siltstone
Shale
Sandstone
Shale/sandstone interbedded
Dwyka diamictite

a) Multiple seam deposit type


Depth (m)
Grootegeluk formation
32 m
Soil/weathered
Mudstone
Zone 11
Zone 10
Zone 9
Zone 8
Zone 7
Zone 6
Zone 5
Interbeds
Typically 68 m in thickness
Coal/carbonaceous mudstone
Carbonaceous mudstone/coal

b) Thick interbedded seam deposit type

**Figure 8.1: SANS 10320:2004 Classification of Deposit Type**

# 9 MINERALISATION

## 9.1 Mineralised zones

Within the project area, all five Witbank coal seams are present to a greater or lesser degree. Not all seams are always present at any one locality and the distribution of the seams is strongly influenced by the present day erosional surface as well as by the palaeotopography of the original surface of accumulation. For the purposes of this ITR, only the No. 4 Lower Seam and the No. 2 Seam are considered as target coal seams for immediate future development. However, the No. 5 Seam, where it is found to be present in significant volumes (at potentially mineable thicknesses), will be considered for inclusion into Coal Resource estimates. This is expected once the current prospecting drilling programme is complete.

## 9.2 Surrounding rock types

Karoo-aged sedimentary rocks ranging from coarse grained sandstones to very fine grained mudstones occur both interlaminated and interbedded above and below the target coal seams. The lowermost target coal seam, the No. 2 Seam, often occurs directly over the glacial Dwyka tillite, and occasionally in direct contact with the pre-Karoo dolomites of the Malmani Subgroup (Chuniespoort Group, Transvaal Supergroup).

## 9.3 Description of mineralisation

The target coal seams are discrete coal seams bounded above and below by clastic sedimentary rocks. Within the coal seams, however, there are almost always present a number of intra-seam clastic partings consisting predominantly of mudstones and minor siltstones. Only a few of these intra-seam partings are laterally persistent and can be identified consistently in borehole cores. These partings often represent minor changes in the palaeo-depositional environment.

## 9.4 Coal Qualities

Regional coal qualities are relatively low *i.e.* the coal is considered to be a low grade (C, D) coal suitable for the power generating industry and possibly the CTL process. Historical results of washability analyses indicate some potential for upgrading as do the results received for the current prospecting drilling programme. Coal qualities are discussed in more detail in a later section of this ITR.

## 10 EXPLORATION

SRK understands that in the South African context, the term "exploration" refers to geophysical surveys and investigation not including prospecting drilling. Drilling is dealt with in Section 11. Throughout this document, however, the word "exploration" is exchangeable with the phrase "prospecting drilling" and includes the results of drilling, sampling, logging, analysis etc.

### 10.1 Details of surveys and investigations

To SRK's knowledge, no geophysical surveys and subsequent investigations have been carried out on this project. It is, however, understood that geophysical wireline logging will be carried out during a later phase of prospecting drilling.

### 10.2 Details of current surveys and investigations

N/A (see above)

### 10.3 Interpretation of exploration data

N/A (see above)

### 10.4 Details of who carried out the surveys and investigations

N/A (see above)

# 11 DRILLING

No details regarding the type and extent of previous drilling programmes have been received by SRK. Only limited details relating to the overall depth of historic boreholes has been received as incorporated into the electronic databases received via Homeland from the CGS.

The following sub-sections relate only to the current phase of prospecting drilling being undertaken by Homeland.

## 11.1 Type and extent of drilling

The current phase of prospecting drilling utilises standard diamond coring (water-flush) techniques and core recovery methods in common use throughout the coalfields of South Africa. A TNW (World Series) drill bit is used producing 60.5mm diameter core. All boreholes are currently drilled to the pre-Karoo basement (Malmani dolomites) or into the Dwyka tillites, whichever comes first (the tillite may not always be present overlying the pre-Karoo basement lithology of the Malmani dolomites, which are always present). The drill pattern for the current phase of prospecting has been designed to result in a final borehole density of at least 4 boreholes per 100ha (within the defined Coal Resource Blocks (identified in Section 4)). Figure 11.1 shows the positions of previously drilled (historic) boreholes, and the completed (27 completed, positional data for 20 boreholes had been received by 31 July 2007) and planned boreholes of the current prospecting drilling programme within the Eloff Block. It should be noted that all positional data for the historical CGS data (66 holes), the planned drilling (108 holes) as well as the 20 holes for which positional data has been received (shown as the magenta points) are indicated in Figure 11.1. It should be noted that due to the scale of the plan and the points indicating borehole positions, it may not be possible to identify each individual borehole. The purpose of the plan is to indicate the spread of the data.

## 11.2 Drilling procedures

Standard core drilling procedures are followed whereby all core recovered is laid out (on the ground and/or in core trays) in either 10m lengths or on a run-by-run basis. In either case, both lithological and geotechnical logging are easily facilitated. All coal intersection, including up to 5m of roof and at least 3m of floor material, is packed into lockable core boxes for transport to a designated secure core shed.

## 11.3 Drilling intersection length

The drilled coal intersection length (apparent thickness) is deemed to be equal to the true thickness since the boreholes are drilled vertically through relatively flat-lying (horizontal) coal seams. The maximum depth drilled on the property is some 130m.

## 11.4 Orientation of mineralisation

The coal seams are relatively flat-lying and thus orientation of drilled core is not necessary.


LEGEND
Eloff Block
Prospecting Right Area
Council for Geoscience Boreholes (historic)
Currently Planned Borehole Positions
Drilled as at 31 July 2007
Coordinate System: WGS
Projection: Lat/Long
Datum: Hartebeeshoek 94
0 0.3 0.6 0.9 1.2 1.5 km
28°45'0"E
26°15'0"S
SRK Consulting
COUWENBURG
GOEDEHOOP 290 IR
GOEDEHOOP 288 IR
VLAKPLAATS 288 IR
WELGEVONDEN 272 IR
STOMPIESFONTEIN
PIETSPOORTEIN 273 IR

**Figure 11.1: Plan of the Eloff Block indicating positions of historical, drilled and planned boreholes**

# 12 SAMPLING METHOD AND APPROACH

No information regarding the coal sampling method and approach for the historical boreholes has been received by SRK. Limited data relating to the sampled thicknesses and depths for specific coal seams has been received as incorporated into the electronic databases received via Homeland from the CGS. A brief analysis of this data reveals that some sampling methodologies employed previously targeted coal only and excluded intra-seam partings. SRK does not consider this methodology to be appropriate and thus a number of analytical results from the earlier work will need to be manually adjusted prior to incorporation into a comprehensive coal quality model. These issues are dealt with later in this section.

The following sub-sections relate only to the current phase of prospecting drilling being undertaken by Homeland.

## 12.1 Description of sampling methods

All recovered coal intersections are longitudinally split using a hammer and chisel and then logged in detail. This assists with identifying potential stratigraphic and mining units within the seam. All coal intersections greater than 0.30m are considered for sampling in every borehole.

## 12.2 Core recovery

Core recoveries are measured on a routine basis although not for every borehole. The drilling methods and techniques employed at present typically result in core recoveries in excess of 97%. Given the thicknesses of the seams, SRK does not consider core losses of 3% and less to be material, both in terms of tonnage and quality estimation.

## 12.3 Sample quality and representivity

The quality of the samples generated is sufficiently high so as to allow for confident modelling of results. The overall low grade nature of the coal seams does not lend itself to bias through preferential loss of core during drilling and recovery, and thus samples generated are fully representative. Also, the entire coal seam intersection is sampled, inclusive of internal clastic partings, thus ensuring fully representative coal quality data.

## 12.4 Sampling intervals

Samples are typically sampled along intra-seam stratigraphic boundaries, and up to five (5) samples can be generated from one coal seam intersection.

## 12.5 Distribution of grade

Coal seams display a limited vertical distribution of grade. In some instances this can manifest as alternating zones of low and high grade throughout the seam. Within the Eloff Block, no significant vertical distribution has been noted and the coal seams are targeted for total extraction to be beneficiated to a predetermined quality.

Lateral coal quality distribution appears to follows trends expressed in the morphology (topography and thickness) of the seams with higher grades in areas of deeper and thicker coal seams.

### 12.6 Summary of relevant sampling

Insufficient sampling data were available at the time of compiling this ITR regarding the current prospecting drilling programme and thus no current sampling data are presented. Only data for the historic boreholes is presented (verification of these data is discussed Section 14).

The two target seams are the No. 4 Lower Seam and the No. 2 Seam. Table 12.1 and Table 12.2 are extracts from the CGS coal quality databases for the No. 4 Lower Seam and the No. 2 Seam respectfully.

**Table 12.1: No. 4 Seam: Individual sample details and analytical results (CGS database)**

| BH ID | Sample no | Top | Base | Thick | Yield | CV | H2O | Ash | Vols | FC | TS | P in Coal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | m | m | m | % | MJ/kg | % | % | % | % | % | % |
| 85 | 4/B | 32.94 | 33.40 | 0.46 | 100 | 16.82 | 1.90 | 42.40 | 18.70 | 37.00 | 0.84 | 0.004 |
| 88 | 4L/A | 50.34 | 50.63 | 0.29 | 100 | 22.79 | 1.60 | 30.20 | 18.60 | 49.60 | 2.09 | |
| 89 | 4/A | 47.37 | 47.82 | 0.45 | 100 | 26.65 | 3.20 | 15.10 | 32.50 | 49.20 | 2.54 | |
| 97 | 4L/C | 61.73 | 62.94 | 1.21 | 100 | 12.02 | 3.60 | 50.80 | 16.70 | 28.90 | | 0.600 |
| 97 | 4L/B | 62.94 | 65.64 | 2.70 | 100 | 20.10 | 4.10 | 29.30 | 22.80 | 43.80 | | 1.300 |
| 97 | 4L/A | 65.64 | 65.98 | 0.34 | 100 | 11.79 | 2.80 | 53.80 | 18.70 | 24.70 | | 3.500 |
| 101 | 4L/A | 36.68 | 37.54 | 0.86 | 100 | 25.05 | 4.80 | 18.10 | 31.20 | 45.90 | | |
| 104 | 4/C | 28.50 | 28.97 | 0.47 | 100 | 21.45 | 2.90 | 29.60 | 26.50 | 41.00 | 5.20 | 0.003 |
| 106 | 4/C | 78.35 | 78.44 | 0.09 | 100 | 25.49 | 2.00 | 20.80 | 25.00 | 51.20 | 3.15 | |
| 106 | 4/A | 78.85 | 79.40 | 0.55 | 100 | 25.49 | 2.00 | 20.80 | 25.00 | 51.20 | 3.15 | |
| 107 | 4/A | 61.25 | 62.85 | 1.60 | 100 | 19.56 | 3.10 | 34.30 | 25.00 | 37.60 | 1.58 | |
| 109 | 4/E | 54.50 | 54.75 | 0.25 | 100 | 25.58 | 3.50 | 17.50 | 34.00 | 45.00 | 4.60 | |
| 109 | 4/C | 56.33 | 56.77 | 0.44 | 100 | 15.22 | 2.50 | 46.10 | 23.80 | 27.60 | 2.47 | |
| 109 | 4/A | 57.30 | 57.88 | 0.58 | 100 | 11.24 | 2.00 | 57.30 | 20.20 | 20.50 | 0.63 | |
| 110 | 4/A | 71.83 | 73.24 | 1.41 | 100 | 21.83 | 3.70 | 26.30 | 22.10 | 47.90 | 1.29 | 0.015 |
| 111 | 4/D | 89.39 | 92.01 | 2.62 | 100 | 13.26 | 2.80 | 49.70 | 13.60 | 33.90 | 1.10 | 0.060 |
| 111 | 4/A | 93.45 | 93.80 | 0.35 | 100 | 14.85 | 2.40 | 46.30 | 13.10 | 38.20 | 0.18 | 0.014 |
| 112 | 4/A | 58.70 | 60.22 | 1.52 | 100 | 19.38 | 3.30 | 33.60 | 22.90 | 40.20 | 1.79 | 0.020 |

**Table 12.2: No. 2 Seam: Individual sample details and analytical results (CGS database)**

| BH ID | Sample no | Top | Base | Thick | Yield | CV | H2O | Ash | Vols | FC | TS | P in Coal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | m | m | m | % | MJ/kg | % | % | % | % | % | % |
| 69 | 2/E | 36.75 | 37.10 | 0.35 | 100 | 11.26 | 1.90 | 57.30 | 15.30 | 25.50 | 1.16 | |
| 69 | 2/C | 39.90 | 44.80 | 4.90 | 100 | 17.14 | 3.00 | 36.20 | 19.60 | 41.20 | 1.05 | |
| 69 | 2/A | 45.50 | 47.99 | 2.49 | 100 | 17.14 | 3.00 | 36.20 | 19.60 | 41.20 | 1.05 | |
| 70 | 2/G | 45.89 | 46.35 | 0.46 | 100 | | 3.10 | 30.60 | 21.10 | 45.20 | | |
| 70 | 2/E | 47.11 | 48.94 | 1.83 | 100 | | | 30.60 | | | | |
| 70 | 2/D | 48.94 | 50.67 | 1.73 | 100 | | | 30.60 | | | | |
| 70 | 2/C | 50.67 | 52.07 | 1.40 | 100 | | | 31.00 | | | | |
| 70 | 2/B | 52.07 | 53.34 | 1.27 | 100 | | | 42.90 | | | | |
| 70 | 2/A | 53.34 | 54.15 | 0.81 | 100 | | | 26.10 | | | | |
| 71 | 2/A | 27.38 | 28.68 | 1.30 | 100 | 19.65 | 2.90 | 32.60 | 18.60 | 45.90 | 1.03 | 0.094 |
| 74 | 2/D | 56.68 | 57.22 | 0.54 | 100 | 15.87 | 3.30 | 44.60 | 9.40 | 42.70 | 0.74 | |
| 74 | 2/A | 59.04 | 60.52 | 1.48 | 100 | 15.61 | 3.80 | 45.20 | 9.10 | 41.90 | 0.75 | |
| 75 | 2/C | 11.16 | 12.49 | 1.33 | 100 | 22.63 | 2.80 | 24.50 | 23.00 | 49.70 | 1.53 | |
| 75 | 2/A | 13.55 | 14.51 | 0.96 | 100 | 15.22 | 2.80 | 35.00 | 19.40 | 42.80 | 0.20 | |
| 76 | 2/C | 59.29 | 60.49 | 1.20 | 100 | 15.02 | 2.20 | 46.00 | 16.40 | 35.40 | 0.72 | |
| 76 | 2/B | 60.49 | 61.50 | 1.01 | 100 | 18.80 | 3.10 | 34.20 | 20.00 | 42.70 | 1.36 | 0.146 |
| 76 | 2/A | 61.50 | 62.71 | 1.21 | 100 | 22.82 | 4.10 | 23.10 | 25.20 | 47.60 | 0.69 | 0.153 |
| 77 | 2/B | 47.92 | 48.92 | 1.00 | 100 | 19.13 | 3.00 | 37.60 | 7.50 | 51.90 | 1.11 | |
| 77 | 2/A | 48.92 | 50.00 | 1.08 | 100 | 14.42 | 6.10 | 45.10 | 8.90 | 39.90 | 0.21 | |

Presented in the above tables are raw (*in* situ) data as received from the CGS. The absence of certain data is dealt with in Section 14.

## 12.7 Sample compositing

Where multiple samples have been taken for a given seam intersection, analytical results for individual parameters are accumulated in a spreadsheet to derive a weight-averaged total.

## 12.8 Estimated true widths

Since the boreholes are deemed vertical and the coal seams horizontal, the logged seam thickness is equivalent to the true seam thickness.

## 13 SAMPLE PREPARATION, ANALYSES AND SECURITY

No information has been received by SRK regarding the historical sample preparation, analyses and security. Information contained in the CGS electronic data files indicate sampling methodologies and the analyses performed by way of results contained in the data files. SRK considers the data to have been generated through industry standard best practices prevalent at the time, and thus is satisfied that the results can be used with a moderate degree of confidence.

In terms of the current prospecting drilling programme, coal intersections being identified as suitable for analytical testing are logged in the usual way (Section 12.1). Identified coal samples are placed into bags and appropriately tagged with unique sample numbers. The entire selected sample is bagged. Samples are then ready to be transported to the laboratory.

The laboratory currently used for all coal analytical testwork is Witlab (Pty) Ltd ("Witlab"). The following sub-sections refer to quality assurance and quality control ("QA/QC") procedures employed by the laboratory.

### 13.1 Sample preparation methods

Witlab follows prescribed local (South African Bureau of Standards, "SABS") and international (International Standards Organisation, "ISO") standard procedures for coal sample preparation. The standards that are most applied are:

- SABS 0135 Part 2 (1977),
- ISO 13909 Part 4
- ISO 1988 (Sampling of Hard Coal)

### 13.2 Quality control

Witlab has applied for accreditation to ISO/IEC 17025 : 1999(E) and to this end has submitted its Quality Manual to the South African National Accreditation System ("SANAS"). SANAS is recognised by the South African Government as the single National Accreditation Body that gives formal recognition that Laboratories, Certification Bodies, Inspection Bodies, Proficiency Testing Scheme Providers and Good Laboratory Practice test facilities are competent to carry out specific tasks. A quality management system is in operation at the laboratory and the first audit from SANAS is to be scheduled once the Quality Manual has been approved.

Quality control procedures at the laboratory consist of four aspects:

a. Proficiency Testing Schemes:

   The two schemes in use at the laboratory are the SABS Coalspec operating on a quarterly basis and the Yanka scheme operating on a monthly basis. The results from these to schemes are available on request in the form of a "results pack" which can be delivered to clients' offices.

b. Ash/CV Curves:

These are used where appropriate, to confirm that these two parameters are characteristic of the coal being analysed.

c. Certified Reference Material:

Certified reference material (coal standard) is included with each batch of samples analysed and results checked against ISO reproducibility limits. Certified benzoic acid is used as a primary standard for the calibration of bomb calorimeters.

d. Composite Comparisons:

Consignments are sampled in truck "rakes" and a weighted composite sample is prepared from the individual "rake" samples. A separate sample from the full consignment is taken for determination of total moisture. Results from the two samples are compared.

All analytical results are entered into the laboratory management system using an established commercial system VERILIMS. The use of VERILIMS ensures traceability of all results and rapid communication of results to client's electronic format.

Witlab participates in recognized "round robin" quality control procedures and the results and certificates are available from the laboratory on request.

Witlab has been subjected to laboratory audits from both local and international clients.

### 13.3 Integrity of sampling process

Coal samples are weighed as received and again after preparation prior to actual analysis. This is aimed at ensuring that the coal then sampled is fully representative of the sample received.

On-the-job monitoring and training of staff ensures that correct procedures and best practice methods are being continually employed.

All laboratory equipment and instrumentation is routinely checked and calibrated by SANAS-accredited bodies.

### 13.4 Independence of laboratory

Witlab is a privately owned company that is paid a fee for analytical testwork performed. To SRK's knowledge, Witlab hold no equity or material interest in any of its clients operations or businesses.

### 13.5 Sampling and assaying procedures

The procedures for analysis are dependant on the physical or chemical analysis being undertaken. Sampling procedures are described in Section 13.1 Several accepted standards are used including:

- SABS;

- ISO;
- American Society for Testing and Materials ("ASTM"); and
- British Standards Institute ("BSI", "BSS").

Listed here are typical analyses and their standards:

- Moisture Content - SABS 924, SABS 925;
- Ash Content - SABS 926;
- Volatile Matter - SABS 927;
- Calorific Value - SABS 929;
- Sulphur - SABS 930 (Eschka Method);
- Float and Sink Analysis - ASTM-D4371

The above list is not exhaustive and all standards applied to respective analyses can be obtained from the laboratory directly.

### 13.6 Location and type of laboratory

The laboratory is situated in the town of Witbank with easy access to collieries and load-out stations in the Witbank and Ermelo Coalfields.

### 13.7 Accreditation status

The laboratory is in the process of being accredited by SANAS. Codes of Practise are available from the laboratory on request for all sampling, sample preparation and analysis procedures. Procedures can be validated for BS, ISO and ASTM protocols.

### 13.8 Quality control measures

Ongoing monitoring and routine SANAS-approved checks on scales and furnaces (including calibration of all analytical equipment and instrumentation) ensure representative and repeatable results.

### 13.9 Checking procedures

Results checking procedures are built into the VERILIMS system. All results outside pre-determined limits are highlighted & re-checked.

### 13.10 Statement of adequacy of sampling process

SRK is satisfied that the coal sampling methodologies and the use of Witlab's analytical services is sufficient to allow for a high degree of confidence in the coal quality results and their representivity of the Eloff Block.

# 14 DATA VERIFICATION

For the purposes of this ITR, only historical data has been used to estimate Coal Resources and therefore the discussions in this section refer only to those quality control measures and data verification procedures as applied to those data. It is understood that data emanating from the current prospecting drilling programme is being captured by Homeland into a proprietary geological modelling software package, and will be verified accordingly.

## 14.1 Quality control measures

The historical borehole data received by SRK from Homeland originated from the CGS. These data are supplied as electronic data files (spreadsheets) and little to no information is otherwise available regarding quality control measures used to generate these data. SRK accepts in good faith these data although certain data verification procedures (see below) are employed in order to derive a certain level of confidence with respect to the veracity of these data.

## 14.2 Data verification procedures

The data as received is typically not in a format that easily lends itself to verification. SRK has thus manipulated the data into modified spreadsheet-based formats more suited to statistical and graphical verification procedures.

The verification procedures include (among others):

- Classical statistics (minimums, maximums, averages etc) on both physical and coal quality parameters:- given a certain knowledge of the coalfield, the competent person can identify potentially erroneous values in the data;
- Lithological boundary elevation comparisons:- the roof and/or floor elevations of selected geological boundaries are compared so as to identify possible erroneous overlaps and/or transgressions;
- Coal quality regression analysis:- certain coal quality parameters *e.g.* calorific value and ash content, typically display good linear relationships and regression analysis will highlight potentially erroneous coal quality parameters;
- Preliminary geological modelling:- early stage geological modelling is well suited to identify obvious geological anomalies which can be investigated further and corrected prior to more detailed three-dimensional modelling.

The Qualified Person responsible for Coal Resource estimation has verified the data to a level that allows for estimation and classification to the appropriate levels of confidence.

### 14.3 Limitations of the verification procedure

No original data used to compile the electronic databases has been forwarded to SRK. In this regard it is impossible to unequivocally state that the electronic databases are a true reflection of the original data. SRK does not, however, consider this to be a fatal flaw in the process. The procedures referred to above are considered sufficient to elucidate material issues with regards to data quality.

### 14.4 Any failure to verify data

In certain instances original data are not available for verification against electronic data. The current drilling, however, will assist with verification of historical data.

## 15 ADJACENT PROPERTIES

### 15.1 Adjacent properties

There are a number of current coal mining operations adjacent to the Eloff Project.

- To the north (8km) is the Leeuwpan opencast operation (owned by Exxaro Resources Limited), supplying some 5Mtpa of coal to a variety of markets.
- Some 12km to the east is Delmas Colliery, under the ownership of Kuyasa Mining (Pty) Ltd ("Kuyasa") supplying a number of local markets, including Eskom and Sasol.

Numerous other coal mining operations are located further to the north and east in the central region of the Witbank Coalfield. **The information available for these properties is not necessarily indicative of the mineralisation on the property that is subject to the technical report (ie the Eloff Block).**

It is understood that BHP Billiton Energy Coal South Africa (Pty) Ltd ("BECSA") and Total Coal (SA) (Pty) Ltd are currently investigating prospects bordering the Eloff Project, but little information is available in the public domain relating to these prospects.

The locations of the adjacent operations and the approximate vicinity of the prospects indicated above are shown in Figure 15.1 (shown as red ellipses).

### 15.2 Public information relating to the operations and associated resources

SRK have carried out a number of Competent Person's Reports for Kumba and Exxaro which has involved a review of the Leeuwpan Colliery operations.

As Kuyasa is not a listed company, limited information relating to Delmas Colliery is available in the public domain. It should be noted that this colliery was previously owned by Ingwe, a division of BECSA.

### 15.3 Source of the information

The above information has been sourced from the company websites as indicated below:

www.bhpbilliton.com

www.exxaro.com


LEGEND
Eloff Block
Prospecting Right Area
N
Homeland: Eloff Block
26°16'0"S
SRK Consulting
Coordinate System: WGS
Projection: Lat/Long
Datum: Hartebeesthoek 94
0 0.5 1 1.5 2 2.5 km

**Figure 15.1 Approximate locations of prospects adjacent to the Eloff Block**

# 16 MINERAL PROCESSING AND METALLURGICAL TESTING

Coal processing is limited to the washability (float and sink) analysis of coal samples. Throughout the historical and into the current drilling campaigns, certain coal samples are selected for washability analysis prior to chemical and physical analysis.

## 16.1 Metallurgical testing and analyses

Metallurgical testing is somewhat of a misnomer in the coal processing industry. Washability analysis is for all intents and purposes the limit of metallurgical testing. Depending on the intended markets for processed coal products, certain coal samples will be subject to a variety of chemical analyses and physical tests to determine their suitability in the metallurgical industry *i.e.* coals will be subject to coking and caking tests to determine their suitability as coke in the steel and ferrochrome industries.

## 16.2 Results of metallurgical testing and analyses

Historical analytical results received from the CGS do not include any references to or results of coking and caking tests.

Samples currently being submitted are not being analysed for coking and caking properties. The intended markets for Eloff Block coal products do not warrant these tests.

## 16.3 Coal washability testing and analyses

Both historically and currently, selected coal samples are subject to washability testing, with the resulting float and sink fractions being subject to a range of chemical and physical analyses.

Samples are typically floated at relative densities ranging from 1.40 to 1.80. The mass floated at each density is weighed and expressed as the Yield (mass floated as a percentage of the original mass). The float fractions and the final sink fraction are then analysed for a range of quality parameters including:

- Calorific Value ("CV"), units typically Mega Joules per kilogram ("MJ/kg");
- Proximate analysis, consisting of:
  - Ash Content ("Ash"), units in percent of total mass ("%");
  - Volatile Matter ("Vols"), units in percent of total mass ("%");
  - Inherent Moisture ("$H_2O$", "IM"), units in percent of total mass ("%");
  - Fixed Carbon ("FC"), units in percent of total mass ("%");
- Total Sulphur, units in percent of total mass ("%").

## 16.4 Representivity of the samples

Historical results indicate that in some cases, the entire seam intersection was not sampled. Correlation of samples back to lithological logs has shown that in many of these cases, intra-seam clastic partings were not sampled. It is understood that historically this was common practice and "dummy" values for

selected quality parameters were used when compositing results for full seam intersections. Although, therefore, not all samples are fully representative, the historical practice is generally considered to provide reasonable cumulative results that can be successfully modelled.

The current sampling methodology, however, does not follow the historical standard and the entire seam intersection is sampled. Samples are thus fully representative. Similar washability and analytical testwork (to the historical) is then performed.

# 17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

## 17.1 Resource reporting code and categorization

The Audited Mineral Resources Statement for the various Projects as at 31st July 2007 (see Table 17.1 and Table 17.2) was reviewed in accordance to the SAMREC Code[1] by Mr G van Heerden, an appropriately Qualified Person.

The SAMREC Code and the Canadian Institute of Mining Metallurgy and Petroleum CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines, both recognise the use of definitions of Mineral Resources and Mineral Reserves; furthermore, both codes make use of the definitions of "Measured", "Indicated" and "Inferred" Mineral Resources in decreasing geological confidence. Comparison of these two codes reveals significant aspects of similarity:

Both recognise the role of a "Qualified Person" (CIMM 2005) and a "Competent Person" (SAMREC), who is appropriately experienced and is a member of a recognised professional association.

The relevant Mineral Resource definitions from the CIMM 2005 Code and SAMREC are presented below - the CIMM 2005 Definition Standards is presented first, followed by the corresponding italicised SAMREC definition.

- An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
- *An 'Inferred Mineral Resource' is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.*
- An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably

[1] JSE Listings Requirements (Section 12) require that companies listed on the JSE report their Mineral Resources and Mineral Reserves in accordance with the SAMREC Code.

assumed.

- *An 'Indicated Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.*
- A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
- *A 'Measured Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.*

In terms of the definitions, there are close similarities between the two codes; within SAMREC, only Measured and Indicated Mineral Resources can be converted to Proven and Probable Mineral Reserves, analogous with the CIMM 2005 Definition Standards. Accordingly, SRK certifies that the Mineral Resource statement reported in accordance with the classification criteria of SAMREC would be identical to one reported in accordance with the CIMM 2005 Definition Standards.

### 17.2 Key estimation assumptions and parameters

The Coal Resources estimated and reported on in this ITR pertain only to the No. 4 Lower Seam and the No. 2 Seam, and include only opencastable Coal Resources. It is SRK's understanding that these two seams are the current target coal seams for immediate future development. The No. 5 Seam, where it is found to be present in significant opencastable volumes, will be considered for inclusion into Coal Resource estimates once the current prospecting drilling programme is complete. Similarly, Coal Resources for the No. 2 Seam, where it can potentially be mined by underground methods, will be estimated.

The defined opencastable Coal Resource blocks have been determined from a geological model developed by SRK based on CGS data received from Homeland and, where possible, verified by SRK. The key parameters used to define the coal resource blocks are:

- A minimum seam thickness of 0.5m;
- A minimum overburden thickness (assumed to be equivalent to the depth of weathering) of 5.0m; and
- A maximum strip ratio (bank cubic metres waste : tonnes coal) of 6.0:1.

## 17.3 Details of Coal Resource estimators

Mr Grant van Heerden, Pr.Sci.Nat, has estimated the Coal Resources reported on in this ITR.

## 17.4 Quantity and quality of Coal Resources

Reported here are Gross *In Situ* Tonnages and *In Situ* Qualities based on the geological model developed by SRK based on CGS data (this information is illustrated in Figure 4.6 and Figure 11.1).

**Table 17.1 Classified Coal Resources associated with the Eloff Block**

| Block Name | Seam Name | Measured (Mt) | Indicated (Mt) | Inferred (Mt) | Total (Mt) |
|---|---|---|---|---|---|
| S4L Total OC1 | No. 4 Lower | - | - | 43 | 43 |
| S4L Total OC2 | No. 4 Lower | - | - | 40 | 40 |
| *Sub-total* | *No. 4 Lower* | - | - | *83* | *83* |
| S2 Total OC1 | No. 2 | - | - | 276 | 276 |
| S2 Total OC2 | No. 2 | - | - | 23 | 23 |
| *Sub-total* | *No. 2* | | | *299* | *299* |
| **Grand Total** | **ALL** | - | - | **382** | **382** |

**Table 17.2 Raw Coal Qualities associated with the Eloff Block**

| Seam Name | Calorific Value (MJ/kg) | Ash Content (%) | Volatile Matter (%) | FC (%) |
|---|---|---|---|---|
| No. 4 Lower | 20.36 | 32.14 | 23.38 | 41.38 |
| No. 2 | 17.44 | 36.99 | 17.39 | 34.78 |

NOTE: Coal qualities are based on historical borehole data averages

The coal qualities presented in this ITR are based exclusively on borehole data available for those boreholes where the full seam has been sampled.

## 17.5 External influences on Resources

SRK is not aware of any external influences that may impact negatively on the future development of these Coal Resources.

## 17.6 Operational influences on Resources

SRK is not aware of any operational influences that may impact negatively on the future development of these Coal Resources.

# 18 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

The Eloff Project is currently an Exploration Property, and therefore there is little substantial additional development of the project as at 31st July 2007. The current prospecting drilling programme commenced in March 2007.

## 18.1 Mining planning and technical-economic analysis

A conceptual mining plan has been developed by Tshedza, a subsidiary of Homeland. However, SRK are of the opinion that the current classification of, and confidence in, the Coal Resources do not support conversion of the Coal Resources to Coal Reserves. A more suitable mine plan will be finalised following the completion of the current prospecting drilling programme.

## 18.2 Markets and contracts

It is currently understood that Homeland are in discussions with the South African electricity supply utility, Eskom, regarding a suitable offtake agreement. Homeland is also discussing the possibilities of using the coal for CTL feedstock supply and also the supply of upgraded products into the inland and export markets with the relevant customers.

## 18.3 Environmental considerations

Initial environmental studies for the Eloff Block have been undertaken by Ferret Mining and Environmental Services (Pty) Ltd, an environmental consultancy service. The following Environmental Impact Assessments have been carried out:

- bio-diversity;
- geohydrology and hydrology;
- soil and land capability; and
- social climate aspects.

Consultations are ongoing with the interested and effected parties and the EMPR is currently being prepared, which will also be required for the conversion of the current Prospecting Right to a Mining Right.

A Social and Labour Plan ("SLP") has been prepared by Tshedza in readiness for the conversion to a Mining Right.

# 19 OTHER RELEVANT DATA AND INFORMATION

SRK is not aware of any relevant data or information that are not already presented in this report.

# 20 INTERPRETATION AND CONCLUSIONS

## 20.1 Summary of surveys and exploration

The review and interpretation of the information from the CGS has enabled an *Inferred In Situ* Coal Resource of 382Mt (No. 4 Lower Seam of 83Mt, No. 2 Seam 299Mt) to be estimated for the Eloff Block.

## 20.2 Adequacy and reliability of data

SRK are comfortable with the quantity and quality of the data and the current *In Situ* Coal Resource estimate, and recommended that a suitable exploration programme be undertaken to increase the confidence in the estimated *In Situ* Coal Resource. The exploration programme is currently in progress, and once all the results are available, the geological model will be updated and an updated *In Situ* Coal Resource will be estimated. SRK are of the opinion that the *In Situ* Coal Resource estimate will not change materially. On completion of the current prospecting drilling programme the Coal Resources should be re-estimated and re-classified according to the appropriate levels of confidence.

## 20.3 Meeting of objectives

The work undertaken thus far indicates with a high degree of confidence that there exists a significant Coal Resource worthy of additional exploration and further development.

# 21 RECOMMENDATIONS

## 21.1 Recommended additional work

SRK are of the opinion that there exists a significant Coal Resource worthy of additional exploration and further development.

The current exploration programme should enable a reclassified Coal Resource estimate to be reported, allowing additional confidence to be placed on the Coal Resources and associated qualities, and will also allow preliminary mine plans to be developed and Coal Reserves to be estimated. It is envisaged that further exploration will be required to give further confidence in the Coal Reserve estimates, and satisfy Eskom's requirements in terms of Coal Resource and Coal Reserve classifications.

## 21.2 Cost breakdown

Table 21.2 to Table 21.4 indicates the provisional costs in developing the Eloff Project to completion of a Feasibility Study for 2007 to 2009 (total ZAR11.8 million) . It should be noted that the total exploration costs (highlighted in green in the tables and summarised in Table 21.1) are approximately ZAR7.6 million, which includes the drilling of 286 holes (some 13,000m) and the analysis of some 1,150 samples. No estimates have been made for land purchase, compensation, or relocation costs. It should be noted that mining right application process started in 2007 and was based on historical drilling results. The process of obtaining a mining right can be lengthy, and commencing at this time takes cognisance of the long time required to process the application.

**Table 21.1 Exploration costs associated with the Eloff Project**

| Task | Holes | Metres | Samples | Cost (ZAR) |
|---|---|---|---|---|
| Historical CGS holes[3] | 66 | 3,300 | 300 | 1,767,500 |
| Phase 1 - Pre 31 July 2007[2] | 27 | 1,614 | 0 | 618,014 |
| Phase 1 - Post 1 August 2007 | 115 | 4,793 | 386 | 2,518,230 |
| Phase 1 Balance - 2008 | 18 | 810 | 108 | 745,350 |
| Phase 2 - 2008 | 60 | 2,400 | 360 | 1,702,000 |
| Phase 2 – 2009[1] | | | | 200,000 |
| **Total** | **286** | **12,917** | **1,154** | **7,551,094** |

**Note** 1 Phase 2 in 2009 for finalization of geological model
2 Positional data for 20 holes forwarded to SRK
3 Cost estimate based on current rates (costs not incurred by Homeland)

**Table 21.2 Costs for the development of the Eloff Project (2007)**

| Task | ZAR |
|---|---|
| **Historical (quoted in current money values)** | |
| Drilling, 66 holes at 50 metres at R275 per metre | 907,500 |
| Analysis, 300 samples at R2200 | 660,000 |
| Geologist salaries, one man for 6 months | 200,000 |
| **Total** | **1,767,500** |
| **Pre 31 July 2007** | |
| Drilling, (1,614 metres at R275/m) | 443,875 |
| Consultants, advice on drilling | 130,655 |
| Refurbish core shed | 27,437 |
| Fees to Dept of Minerals and Energy | 16,047 |
| Prepare Mining rights application | 135,467 |
| Consultants; Prepare ITR | 50,085 |
| **Total pre issue of ITR** | **803,566** |
| **Post 1 August to end 2007, Phase 1 Drilling** | |
| Drilling costs | 1,318,070 |
| Coal sample analysis | 849,380 |
| Surveyor | 100,780 |
| Geological modelling | 250,000 |
| Mining rights application | 739,291 |
| ITR report | 747,541 |
| **Total Phase 1 drilling** | **4,005,062** |
| **Total development costs (2007)** | **4,808,628** |

**Table 21.3 Costs for the development of the Eloff Project (2008)**

| Task | ZAR |
|---|---|
| **Balance of Phase 1 drilling** | |
| 18 holes at R275/m average 45 metres | 222,750 |
| 108 samples at R2,200/sample | 237,600 |
| Geological modelling | 250,000 |
| Surveying | 35,000 |
| Commence feasibilty study | 500,000 |
| Completion of mining right application | 300,000 |
| Commence environmental studies | 550,000 |
| **Total Phase 1 drilling (2008)** | **2,095,350** |
| **Phase 2 drilling** | |
| 60 holes at R275/m average depth 40 metres | 660,000 |
| 360 samples (6 per hole) at R2200 | 792,000 |
| Geological modelling | 250,000 |
| **Total Phase 2 drilling (2008)** | **1,702,000** |
| **Total development costs (2008)** | **4,808,628** |

**Table 21.4 Costs for the development of the Eloff Project (2009)**

| Task | ZAR |
|---|---|
| **Completion of development** | |
| Geological modelling | 200,000 |
| Complete environmental report | 1,500,000 |
| Complete feasibility study | 1,500,000 |
| **Total completion of development** | **3,200,000** |
| **Total development costs (2009)** | **3,200,000** |

## 22 REFERENCES

South African Committee for Stratigraphy (SACS), 1980. Stratigraphy of South Africa. Part 1 (Comp. L.E. Kent). Lithostratigraphy of the Republic of South Africa, South West Africa / Namibia, and the Republics of Botswana, Transkei and Venda: Handb. Geol. Surv. S. Afr., 8

Tankard, A.J. *et al* (1982). Crustal Evolution of Southern Africa: 3.8 Billion Years of Earth History.

Anhaeusser, C.R., and Maske, S., Eds. (1986). Mineral Deposits of Southern Africa. Vols I & II. Geol. Soc. S. Afr., 2376pp.

www.bhpbilliton.com

www.exxaro.com

www.homelandcorp.com

www.witlab.co.za

## 23 DATE AND SIGNATURE PAGE

We have pleasure in presenting our Independent Technical Report ("ITR") summarising the scientific and technical information concerning mineral exploration, development and production activities of the Eloff mineral property, Mpumalanga, South Africa for Homeland Mining & Energy (South Africa) (Pty) Ltd.

The effective date of this ITR is 31st July 2007.

Should you have any comments do not hesitate to contact us on the following numbers:


| | | |
|---|---|---|
| (T) | +27-(0)11 – 441 6180 | +27-(0)11 – 441 6210 |
| (F) | +27-(0)11 – 441 1139 | +27-(0)11 – 441 1139 |
| (email) | abirtles@srk.co.za; | vang@srk.co.za |

A N Birtles PrEng
Principal Mining Engineer,
SRK Consulting.

G van Heerden PrSciNat
Senior Coal Geologist,
SRK Consulting.


Effective date of the this technical report **31st July 2007**

**SRK Project Number 378826**

# 24 CERTIFICATES OF QUALIFICATIONS AND CONSENTS

**CERTIFICATE AND CONSENT**

**To accompany the report dated 31 July 2007 and entitled "An Independent Technical Report ("ITR") summarising the scientific and technical information concerning mineral exploration, development and production activities of the Eloff Block mineral property, Mpumalanga Province, South Africa."**

I, Grant van Heerden, hereby certify that:

1) I am a Senior Coal Geologist with the firm SRK Consulting (South Africa) (Pty) Limited ("SRK") with an office at SRK House, 265 Oxford Road, Illovo, Johannesburg 2196, South Africa;

2) I am a graduate of the University of Natal, Pietermaritzburg with a BSc Degree in Geology (1993). Also at the University of Natal, Pietermaritzburg, I successfully read for my BSc Honours Degree in Chemistry 1995. In 2004 I received my Graduate Diploma in Mining Engineering (GDE Mining) from the University of the Witwatersrand. I have practised my profession continuously since 1996;

3) I am registered as a Professional Natural Scientist (Geological Science) with the South African Council for Natural Scientific Professions (SACNASP), Registration No 400076/03. I am a Member of the Geological Society of South Africa (GSSA), and the Fossil Fuel Foundation of Africa (FFF);

4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Homeland Projects.

5) As of the date of this certificate, to the best of my knowledge, information and belief, this Independent Technical Report contains all scientific and technical information that is required to be disclosed to make this ITR not misleading;

6) I have read National Instrument 43-101 and Form 43-101F1 and by reason of my education and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of National Instrument 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

7) I, as a Qualified Person, am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;

8) I have co-authored this report;

9) I have personally inspected the Homeland properties associated with the Eloff Project located in Mpumalanga Province, South Africa during site visits conducted during 2007;

10) SRK was retained by Homeland to prepare an independent technical report for their various projects in accordance with National Instrument 43-101. The preceding report is based on our review of project files and information provided by Homeland and discussions with personnel of Homeland;

11) I hereby consent to use of this report and our name for public filing with any Provincial regulatory authority. I confirm that I have read Homeland's press release dated 31 August 2007 of a revised mineral resource estimate for the various projects in South Africa, and that such press release fairly and accurately represents the information in this report.

Johannesburg, South Africa
31st July 2007

Grant van Heerden Pr.Sci.Nat.
Senior Coal Geologist
SRK Consulting

## CERTIFICATE AND CONSENT

**To accompany the report dated 31 July 2007 and entitled "An Independent Technical Report ("ITR") summarising the scientific and technical information concerning mineral exploration, development and production activities of the Eloff Block mineral property, Mpumalanga Province, South Africa."**

I, Andrew Birtles, hereby certify that:

1) I am a Principal Mining Engineer and Associate with the firm SRK Consulting (South Africa) (Pty) Limited ("SRK") with an office at SRK House, 265 Oxford Road, Illovo, Johannesburg 2196, South Africa;

2) I am a graduate of the University of Nottingham with a BSc Honours in Mining Engineering in 1982. I have a UK Mine Manager's Certificate and a South African Mine Manager's Certificate. I have practised my profession continuously since 1982;

3) I am registered as a Professional Engineer with the Engineering Council of South Africa (Registration No 20010019). I am a Member of the South African Institute of Mining and Metallurgy and the Institute of Materials, Mining and Metallurgy;

4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Homeland Projects.

5) As of the date of this certificate, to the best of my knowledge, information and belief, this Independent Technical Report contains all scientific and technical information that is required to be disclosed to make this ITR not misleading;

6) I have read National Instrument 43-101 and Form 43-101F1 and by reason of my education and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of National Instrument 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

7) I, as a Qualified Person, am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;

8) I have co-authored this report;

9) I have personally inspected the Homeland properties associated with the Eloff Project located in Mpumalanga Province, South Africa during site visits conducted during 2007;

10) SRK was retained by Homeland to prepare an independent technical report for their various projects in accordance with National Instrument 43-101. The preceding report is based on our review of project files and information provided by Homeland and discussions with personnel of Homeland;

11) I hereby consent to use of this report and our name for public filing with any Provincial regulatory authority. I confirm that I have read Homeland's press release dated 31 August 2007 of a revised mineral resource estimate for the various projects in South Africa, and that such press release fairly and accurately represents the information in this report.

Johannesburg, South Africa
31st July 2007

Andy Birtles Pr.Eng.
Principal Mining Engineer & Associate
SRK Consulting

# 25 GLOSSARY, ABBREVIATIONS AND UNITS

## 25.1 Glossary

| | |
|---|---|
| Algorithm | Mathematical functions used in geological modelling software to determine various geological information and resource estimates. |
| Bench | A ledge that, in open-pit mine and quarries, forms a single level of operation above which minerals or waste materials are excavated from a contiguous bank or bench face. The mineral or waste is removed in successive layers, each of which is a bench, several of which may be in operation simultaneously in different parts of, and at different elevations in, an open-pit mine or quarry. |
| Bord | opening formed by mining using the bord and pillar method of mining. Bords are areas from which the coal has been mined; pillars are the areas of coal left between the bords. |
| Boxcut | The initial cut driven in a property, where no open side exists; this results in a highwall on both sides of the cut. |
| Cash Cost | Direct mining costs, direct processing costs, direct general and administration costs, consulting fees, management fees, transportation, treatment charges, refining charges and profit sharing charges. |
| Cone Crusher | A crushing device in which material is comminuted between an eccentrically moving cone and an outer conical shell. |
| Contamination | The inclusion of waste rock in the coal seam mined as a result of mining operations |
| Cut-offs | The lowest grade of mineralised material that qualifies as Mineral Resources in a given deposit. |
| Cyclone | Equipment used in the washing of coal; used to separate waste from a coarse coal/waste mixture. |
| Diamond Drilling | The act or process of drilling boreholes using bits inset with diamonds as the rock-cutting tool. The bits are rotated by various types and sizes of mechanisms motivated by steam, internal-combustion, hydraulic, compressed-air, or electric engines or motors. A common method of prospecting for mineral deposits. |
| Dilution | The inclusion of a non select ply of coal with the ply of coal being selectively mined. This can affect profitability or coal processing performance. |
| Dip | Inclination of geological features from the horizontal. |
| Discard | Waste material (generally solid) produced as a generally unwanted by-product from the beneficiation of the coal. |
| Dolerite | Any dark, igneous rock composed chiefly of silicates of iron and magnesium with some feldspar. |
| Dome | An uplift or anticlinal structure, either circular or elliptical in outline, in which the rocks dip gently away in all directions. |
| Dyke | A tabular igneous intrusion that cuts across the bedding or foliation of the country rock. |
| Ecca Group | Stratigraphic sequence in Southern Africa containing coal deposits. |
| Erosional surface | Ground surface or lithological unit that has been subjected to weathering or geological erosion. |

| | |
|---|---|
| Fault | Fracture or a fracture zone in crustal rocks along which there has been displacement of the two sides relative to one another parallel to the fracture. |
| Floats | Material during the testing or washing process that floats on the testing or washing medium; generally forming the product coal fraction. |
| Flocculant | Reagent used to assist in froth flotation process of coal processing, or in the settling of solids to enable process water to be re-used in the processing of the coal. |
| Footwall | The part of the country rock that lies below the deposit. |
| Fresh Rock | Rock or geological unit which has not been exposed to alteration through weathering or leaching processes. |
| Hangingwall | The overlying side of an orebody or stope. |
| Haulage | A drive used for mechanical transport. |
| Haul Road | A road built to carry heavily loaded trucks at a good speed in open pit. The grade is limited on this type of road and usually kept to less than 17% of climb in direction of load movement. |
| Highwall | Edge of opencast operations in advance of the direction of mining. |
| Igneous | Said of a rock or mineral that solidified from molten or partly molten material, i.e., from a magma; also, applied to processes leading to, related to, or resulting from the formation of such rocks. Igneous rocks constitute one of the three main classes into which rocks are divided, the others being metamorphic and sedimentary. |
| Indicated Mineral Resource | That portion of a Mineral Resource for which quantity and quality are estimated with a lower degree of certainty than for a Measured Mineral Resource. The sites used for inspection, sampling, and measurement are too widely or inappropriately spaced to enable the material or its continuity to be defined or its grade throughout to be established. |
| Inferred Mineral Resource | That part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited, or of uncertain quality and reliability. |
| *In situ* | Generally used with reference to the reporting of coal resources to indicate a volume or tonnage of coal present undisturbed in the ground. |
| Intercalated | Said of layered material that exists or is introduced between layers of a different character; esp. said of relatively thin strata of one kind of material that alternates with thicker strata of some other kind, such as beds of shale intercalated in a body of sandstone. |
| Intrusion | In geology, a mass of igneous rock that, while molten, was forced into or between other rocks. |
| Jaw Crusher | A machine for reducing the size of materials by impact or crushing between a fixed plate and an oscillating plate, or between two oscillating plates, forming a tapered jaw. |
| Karoo Supergroup | Stratigraphic sequence in Southern Africa containing coal deposits. |
| Long Life | Operation with life of greater than 10 years. |
| Low wall | Edge of opencast operations behind the general direction of mining. |
| Magnetite medium | Addition to the washing fluid (generally water) of fine magnetite particles to |

increase the relative density, this allowing the coal to be separated from a coal/waste mixture.

Measured Mineral Resource That portion of a Mineral Resource for which the tonnage or volume is calculated from dimensions revealed in outcrops, pits, trenches, drill-holes, or mine workings, supported where appropriate by other exploration techniques. The sites used for inspection, sampling and measurement are so spaced that the geological character, continuity, grades and nature of the material are so well defines that the physical character, size, shape, quality and mineral content are established with a high degree of certainty.

Medium-Life Operation with life of between 5 and 10 years.

Mine Call Factor A measure of the mining efficiency based on comparisons between metal content extracted and delivered to the mill and that projected by the mine planning process taking into account the volume/area mined during the reconciliation period.

Mineral Reserve The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

Mineral Resource A concentration [or occurrence] of material of economic interest in or on the Earth's crust in such a form, quality, and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological knowledge, or interpreted from a well constrained and portrayed geological model.

Minimum Mining WidthThe minimum mining width at which an in-situ Mineral Resources is stated.

Mining Licence A licence issued by the regulatory authority which governs the process of mining.

Open pit A mine working or excavation open to the surface.

Overburden Designates material of any nature, consolidated or unconsolidated, that overlies an economic deposit.

Perennial Describing a watercourse that flows throughout the year.

Phreatic surface Level of water generally in a waste or discard facility constructed on the topographical surface.

Piezometer Instrument used to determine the level of water in a borehole or to determine a phreatic surface in a waste or discard disposal facility.

Pillar A block of ore entirely surrounded by stoping, left intentionally for purposes for ground control or on account of low value.

Ply A coal seam can be divided vertically into different regions based on coal quality or other characteristics; a ply refers to one of these regions.

Proterozoic A geological era.

Proximate analysis Analysis carried out on coal to determine commonly reported qualities.

Seam A provincial term for a coal bearing layer.

Seam Drive An excavation driven within the plane of the orebody.

| | |
|---|---|
| Resource | A tonnage or volume of rock or mineralisation or other material of intrinsic economic interest, the grades, limits and other appropriate characteristics of which are known with a specified degree of knowledge. |
| Roofbolt | A long steel bolt inserted into walls or roof of underground excavations to strengthen the pinning of rock strata. |
| RoM | Run-of-Mine. |
| SAMREC Code | South African Code for reporting of Mineral Resources and Mineral Reserves. |
| Servitude | A right that grants use of another's property. |
| Short-life | Operation of with less than 5 years. |
| Sidewalls | The sides of an excavation. |
| Sill | A concordant sheet of igneous rock lying nearly horizontal. A sill may become a dike or vice versa. |
| Sinks | Material during the testing or washing process that sinks to the bottom of the testing or washing medium; generally forming the waste or discard fraction. |
| Sloughing | The action of soft material when wet; generally associated with the failure of soft material stockpiles |
| Spalling | Failure of the highwall, generally caused by poor blasting practices, weathering or ingress of water. |
| Spirals | Equipment used in the washing of coal; used to separate fine waste from a fine coal/waste mixture |
| Stope | Any excavation in a mine, other than development workings, made for the purpose of extracting ore. The outlines of the orebody determine the outlines of the stope. The term is also applied to breaking ground by drilling and blasting or other methods. |
| Stoping | The act of excavating rock, either above or below a level, in a series of steps. In its broadest sense rock stoping means the act of excavating rock by means of a series of horizontal, vertical, or inclined workings in veins or large, irregular bodies of ore, or by rooms in flat deposits. It covers the breaking and removal of the rock from underground openings, except those driven for exploration and development. |
| Strike | The course or bearing of the outcrop of an inclined bed, vein, or fault plane on a level surface; the direction of a horizontal line perpendicular to the direction of the dip. |
| Tailings | The gangue and other refuse material resulting from the washing, concentration, or treatment of ground ore. |
| Thickening | The concentration of the solids in a suspension with a view to recovering one fraction with a higher concentration of solids than in the original suspension. |
| Total Cash Cost | incremental components to cash costs including royalties but excluding taxes paid. |
| Total Costs | The summation of total working costs, net movement in working capital and capital expenditure. |
| Total Working Cost | Incremental components to total cash costs including terminal separation benefits, reclamation and mine closure costs (the net difference of the total environmental liability and the current trust fund provision) but excluding non cash items such as depreciation and amortisation. |
| Transgressive | Term used to describe dolerite intrusions into the coal seams. |

| | |
|---|---|
| Unredeemed capital | Capital expenditure which may be offset against future profits to lessen the taxable profit. |
| Vryheid Formation | Stratigraphic sequence in Southern Africa containing coal deposits. |
| Washability | Ability of the coal to be separated from waste fractions at a range of relative densities. |
| Washability analysis | Analysis to determine the coal behaviour and separation characteristics for a range of relative densities. |
| Water Use Licence | A licence issued by the regulatory authority governing the abstraction, use and discharge of water. |
| Weightometer | An appliance for the continuous weighing of broken ore material in transit on a belt conveyor. |
| Working capital | Expenditures required to fund the resulting change in the debtors, creditors and stores position at a point in time. |

### 25.2 Abbreviations

| | |
|---|---|
| ACPA | Asenthandani Communal Property Association |
| AOL | Anglo Operations Limited |
| ADT | Articulate dump truck |
| Ad | Air dried |
| Aduc | Air dried, uncontaminated |
| BEE | Black Economic Empowerment. |
| Capex | Capital expenditure. |
| CPI | Consumer Price Index |
| DAF Vols | Dry Ash Free Volatile matter content |
| DCF | Discounted Cash Flow. |
| DEAT | Department of Environment Agriculture and Tourism. |
| DME | Department of Minerals and Energy. |
| DMS | Dense Media Separation. |
| DWA | Digby Wells & Associates, environmental consultants |
| DWAF | Department of Water Affairs and Forestry. |
| ECA | Environmental Conservation Act. |
| ECSA | Engineering Council of South Africa. |
| EIA | Environmental Impact Assessment |
| EMP | Environmental Management Plan. |
| EMPR | Environmental Management Programme Report. |
| FM | Financial Model. |
| GTIS | Gross Tonnes *In Situ* |
| HDPE | High density polyethylene (used to manufacture water pipes) |
| HDSA | Historically Disadvantaged South Africans. |
| HIV | Human Immuno Virus |
| IER | Independent Engineer's Report. |
| IMA | Ilanga Mining Assets |
| LCD | Leeuwfontein Coal Deposit |
| LoM | Life-of-Mine. |
| MCF | Mine Call Factor. |
| ML | Mining licence. |
| MPRDA | Mineral and Petroleum Resources Development Act (Act 28 of 2002). |
| MTIS | Mineable Tonnes *In Situ.* |
| MWP | Mine Works Plan. |
| No. | Number. |
| NPV | Net Present Value. |

| | |
|---|---|
| NWA | National Water Act. |
| O/C | Opencast. |
| Opex | Operating Expenditure. |
| PLC | Programmable logic controller. |
| RBCT | Richards Bay Coal Terminal. |
| RC | Reverse Circulation Drilling. |
| RoM | Run of Mine. |
| RWD | Return Water Dam. |
| SACNASP | South African Council for Natural Scientific Professions. |
| SA | South Africa |
| SAHRA | South African Heritage Resources Agency. |
| SANAS | South African National Accreditation System. |
| SANS 10320 | South African National Standard for the reporting of coal resources and reserves |
| SARS | South African Revenue Services. |
| SDCT | South Dunes Coal Terminal (Pty) Ltd |
| SHE | Safety Health and Environment. |
| SLP | Social and Labour Plan. |
| SRK | Steffen, Robertson and Kirsten (South Africa) (Pty) Limited. |
| SRK Group | SRK Global Limited. |
| TEC | Total Employees Costed. |
| TEP's | Technical-economic parameters. |
| TTIS | Total Tonnes *In Situ* |
| TTIS/MTIS | Total Tonnes *In Situ*/Mineable Tonnes *In Situ* (being the same) |
| TWC | Total Working Cost |
| U/G | Underground. |
| WUL | Water Use Licence. |
| WULA | Water Use Licence Application. |

## 25.3 Units

| | |
|---|---|
| cm | a centimetre. |
| g | grammes. |
| ha | a hectare. |
| h, hrs | hours. |
| h/week | hours per week. |
| h/month | hours per month. |
| J | joule (measure of energy) |
| km | a kilometre. |
| kt | a thousand metric tonnes. |
| ktpa | a thousand metric tonnes per annum |
| ktpm | a thousand metric tonnes per month. |
| kV | a thousand Volts. |
| kVA | a thousand Volt-Amperes |
| m | a metre. |
| mm | a millimetre. |
| $m^2$ | a square metre. |
| $Mm^3$ | a million cubic metres. |
| $m^3$ | a cubic metre. |
| $m^3/s$ | a cubic metre per second. |
| MJ | a million joules. |
| MJ/kg | a million joules per kilogramme. |
| Mt | a million metric tonnes |
| Mtpa | a million metric tonnes per annum. |
| MVA | a million volt amperes. |
| MWhr | a million watt hours |
| t | a metric tonne. |
| tph | tonnes per hour. |
| t/TEC/month | metric tonnes per TEC per month |
| $tm^{-3}$ | density measured as metric tonnes per cubic metre. |
| V | a volt. |
| W | a watt. |
| ZAR | South African Rand. |
| rm | a million South African Rands. |
| ZAR/t | South African Rand per tonne. |
| ° | degrees. |
| ' | minutes. |
| % | percentage. |

**SRK Consulting (South Africa) (Pty) Limited**

**REPORT DISTRIBUTION RECORD**

This form is to be completed for each copy of the report and bound in as the final page of the report.

REPORT NO. : **378826**

COPY NO. : **of 8**

| **Name/Title** | **Company** | **Copy** | **Date** | **Authorised by** |
|---|---|---|---|---|
| Mr A Johnson | Homeland | 1 - 3 | 21/09/07 | R Dixon |
| Mr G van Heerden | SRK | 4 | 21/09/07 | R Dixon |
| Mr A Birtles | SRK | 5 | 21/09/07 | R Dixon |
| Library | SRK | 6 | 21/09/07 | R Dixon |
| Spare | SRK | 7,8 | 21/09/07 | R Dixon |
| | | | | |

APPROVAL SIGNATURE:


SRK Consulting
Engineers and Scientists



SRK House
265 Oxford Road, Illovo
Johannesburg 2196

P O Box 55291
Northlands 2116
South Africa

e-Mail: johannesburg@srk.co.za
URL: http://www.srk.co.za

Tel: +27 (0) 11 441 1111
Fax:+27 (0) 11 880 8086



**CONSENT OF QUALIFIED PERSON**
**FILED ON SEDAR**

**TO:** Homeland Energy Corp.
c/o 144 Front Street West
Suite 780
Toronto, Ontario
M5J 2L7 CANADA

**RE: INDEPENDENT TECHNICAL REPORT (ITR) SUMMARISING THE SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES OF THE KENDAL PROJECT MINERAL PROPERTY, MPUMALANGA PROVINCE, SOUTH AFRICA**

I, Grant van Heerden, Senior Coal Geologist of SRK Consulting (South Africa) (Pty) Limited ("SRK") refer to the filing statement of the Homeland Energy Corp. dated 20 February 2008 (the "Filing Statement").

I hereby consent to the references to our firm name in the Filing Statement and to the reference to our technical report entitled *"Independent Technical Report (ITR) summarising the scientific and technical information concerning mineral exploration, development and production activities of the Kendal Project mineral property, Mpumalanga Province, South Africa"* dated July 31, 2007, by Andrew Birtles and myself (the "Technical Report") and to the use of such report, including any extracts from it and summary thereof, in the Filing Statement. I understand that the filing statement filing statement will be made available to the public on SEDAR. In addition, I hereby consent to the submission of the Technical Report to the TSX Venture Exchange.

I certify that I have read the Filing Statement and believe that it fairly and accurately represents the information in the Technical Report that supports the disclosure, and have no reason to believe that there are any misrepresentations in the information contained in the Filing Statement that are derived from the Technical Report or that I am otherwise aware.

Dated this 20th day of February, 2008.

Sincerely,

*"Grant van Heerden"*

Grant van Heerden, Pr.Sci.Nat.









**SRK Consulting**
*Engineers and Scientists*



SRK House
265 Oxford Road, Illovo
Johannesburg 2196

P O Box 55291
Northlands 2116
South Africa

e-Mail: johannesburg@srk.co.za
URL: http://www.srk.co.za

Tel: +27 (0) 11 441 1111
Fax:+27 (0) 11 880 8086



**CONSENT OF QUALIFIED PERSON**
**FILED ON SEDAR**

**TO:** Homeland Energy Corp.
c/o 144 Front Street West
Suite 780
Toronto, Ontario
M5J 2L7 CANADA

**RE: INDEPENDENT TECHNICAL REPORT (ITR) SUMMARISING THE SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES OF THE KENDAL PROJECT MINERAL PROPERTY, MPUMALANGA PROVINCE, SOUTH AFRICA**

I, Andrew Birtles, Principal Mining Engineer and Associate of SRK Consulting (South Africa) (Pty) Limited ("SRK") refer to the filing statement of the Homeland Energy Corp. dated 20 February 2008 (the "Filing Statement").

I hereby consent to the references to our firm name in the Filing Statement and to the reference to our technical report entitled *"Independent Technical Report (ITR) summarising the scientific and technical information concerning mineral exploration, development and production activities of the Kendal Project mineral property, Mpumalanga Province, South Africa"* dated July 31, 2007, by Grant van Heerden and myself (the "Technical Report") and to the use of such report, including any extracts from it and summary thereof, in the Filing Statement. I understand that the filing statement filing statement will be made available to the public on SEDAR. In addition, I hereby consent to the submission of the Technical Report to the TSX Venture Exchange.

I certify that I have read the Filing Statement and believe that it fairly and accurately represents the information in the Technical Report that supports the disclosure, and have no reason to believe that there are any misrepresentations in the information contained in the Filing Statement that are derived from the Technical Report or that I am otherwise aware.

Dated this 20th day of February, 2008.

Sincerely,

*"Andrew Birtles"*
Andrew Birtles, Pr.Eng.











| | | |
|---|---|---|
| Bellville | +27 | (0) 21 913 2960 |
| Cape Town | +27 | (0) 21 659 3060 |
| Durban | +27 | (0) 31 279 1200 |
| East London | +27 | (0) 43 748 6292 |
| Johannesburg | +27 | (0) 11 441 1111 |
| Kimberley | +27 | (0) 53 861 5798 |
| Pietermaritzburg | +27 | (0) 33 345 6311 |
| Port Elizabeth | +27 | (0) 41 581 1911 |
| Pretoria | +27 | (0) 12 361 9821 |
| Rustenburg | +27 | (0) 14 594 1280 |
| Dar-es-Salaam | +25 | (5) 22 260 1881 |
| Harare | +263 | (4) 49 6182 |


SRK Consulting
Engineers and Scientists

SRK House
265 Oxford Road, Illovo
Johannesburg 2196

P O Box 55291
Northlands 2116
South Africa

e-Mail: johannesburg@srk.co.za
URL: http://www.srk.co.za

Tel: +27 (0) 11 441 1111
Fax:+27 (0) 11 380 8086



**CONSENT OF QUALIFIED PERSON**
**FILED ON SEDAR**

**TO:** Homeland Energy Corp.
c/o 144 Front Street West
Suite 780
Toronto, Ontario
M5J 2L7 CANADA

**RE: INDEPENDENT TECHNICAL REPORT (ITR) SUMMARISING THE SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES OF THE ELOFF BLOCK MINERAL PROPERTY, MPUMALANGA PROVINCE, SOUTH AFRICA**

I, Grant van Heerden, Senior Coal Geologist of SRK Consulting (South Africa) (Pty) Limited ("SRK") refer to the filing statement of the Homeland Energy Corp. dated 20 February 2008 (the "Filing Statement").

I hereby consent to the references to our firm name in the Filing Statement and to the reference to our technical report entitled *"Independent Technical Report (ITR) summarising the scientific and technical information concerning mineral exploration, development and production activities of the Eloff Block mineral property, Mpumalanga Province, South Africa"* dated July 31, 2007, by Andrew Birtles and myself (the "Technical Report") and to the use of such report, including any extracts from it and summary thereof, in the Filing Statement. I understand that the filing statement filing statement will be made available to the public on SEDAR. In addition, I hereby consent to the submission of the Technical Report to the TSX Venture Exchange.

I certify that I have read the Filing Statement and believe that it fairly and accurately represents the information in the Technical Report that supports the disclosure, and have no reason to believe that there are any misrepresentations in the information contained in the Filing Statement that are derived from the Technical Report or that I am otherwise aware.

Dated this 20th day of February, 2008.

Sincerely,

*"Grant van Heerden"*

Grant van Heerden, Pr.Sci.Nat.









SRK Consulting
Engineers and Scientists




SRK House
265 Oxford Road, Illovo
Johannesburg 2196

P O Box 55291
Northlands 2116
South Africa

e-Mail: johannesburg@srk.co.za
URL: http://www.srk.co.za

Tel: +27 (0) 11 441 1111
Fax:+27 (0) 11 880 8086



**CONSENT OF QUALIFIED PERSON**
**FILED ON SEDAR**

**TO:** Homeland Energy Corp.
c/o 144 Front Street West
Suite 780
Toronto, Ontario
M5J 2L7 CANADA

**RE: INDEPENDENT TECHNICAL REPORT (ITR) SUMMARISING THE SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES OF THE ELOFF BLOCK MINERAL PROPERTY, MPUMALANGA PROVINCE, SOUTH AFRICA**

I, Andrew Birtles, Principal Mining Engineer and Associate of SRK Consulting (South Africa) (Pty) Limited ("SRK") refer to the filing statement of the Homeland Energy Corp. dated 20 February 2008 (the "Filing Statement").

I hereby consent to the references to our firm name in the Filing Statement and to the reference to our technical report entitled *"Independent Technical Report (ITR) summarising the scientific and technical information concerning mineral exploration, development and production activities of the Eloff Block mineral property, Mpumalanga Province, South Africa"* dated July 31, 2007, by Grant van Heerden and myself (the "Technical Report") and to the use of such report, including any extracts from it and summary thereof, in the Filing Statement. I understand that the filing statement filing statement will be made available to the public on SEDAR. In addition, I hereby consent to the submission of the Technical Report to the TSX Venture Exchange.

I certify that I have read the Filing Statement and believe that it fairly and accurately represents the information in the Technical Report that supports the disclosure, and have no reason to believe that there are any misrepresentations in the information contained in the Filing Statement that are derived from the Technical Report or that I am otherwise aware.

Dated this 20th day of February, 2008.

Sincerely,
*"Andrew Birtles"*

Andrew Birtles, Pr.Eng.







**CERTIFICATE AND CONSENT**

**To accompany the report dated 31 July 2007 and entitled "An Independent Technical Report ("ITR") summarising the scientific and technical information concerning mineral exploration, development and production activities of the Kendal Project mineral property, Mpumalanga Province, South Africa."**

I, Grant van Heerden, hereby certify that:

1) I am a Senior Coal Geologist with the firm SRK Consulting (South Africa) (Pty) Limited ("SRK") with an office at SRK House, 265 Oxford Road, Illovo, Johannesburg 2196, South Africa;

2) I am a graduate of the University of Natal, Pietermaritzburg with a BSc Degree in Geology (1993). Also at the University of Natal, Pietermaritzburg, I successfully read for my BSc Honours Degree in Chemistry 1995. In 2004 I received my Graduate Diploma in Mining Engineering (GDE Mining) from the University of the Witwatersrand. I have practised my profession continuously since 1996;

3) I am registered as a Professional Natural Scientist (Geological Science) with the South African Council for Natural Scientific Professions (SACNASP), Registration No 400076/03. I am a Member of the Geological Society of South Africa (GSSA), and the Fossil Fuel Foundation of Africa (FFF);

4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Homeland Projects.

5) As of the date of this certificate, to the best of my knowledge, information and belief, this Independent Technical Report contains all scientific and technical information that is required to be disclosed to make this ITR not misleading;

6) I have read National Instrument 43-101 and Form 43-101F1 and by reason of my education and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of National Instrument 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

7) I, as a Qualified Person, am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;

8) I have co-authored this report;

9) I have personally inspected the Homeland properties associated with the Kendal Project located in Mpumalanga Province, South Africa during site visits conducted during 2007;

10) SRK was retained by Homeland to prepare an independent technical report for their various projects in accordance with National Instrument 43-101. The preceding report is based on our review of project files and information provided by Homeland and discussions with personnel of Homeland;

11) I hereby consent to use of this report and our name for public filing with any Provincial regulatory authority. I confirm that I have read Homeland's press release dated 31 August 2007 of a revised mineral resource estimate for the various projects in South Africa, and that such press release fairly and accurately represents the information in this report.

Johannesburg, South Africa
31st July 2007

Grant van Heerden Pr.Sci.Nat.
Senior Coal Geologist
SRK Consulting

## CERTIFICATE AND CONSENT

**To accompany the report dated 31 July 2007 and entitled "An Independent Technical Report ("ITR") summarising the scientific and technical information concerning mineral exploration, development and production activities of the Kendal Project mineral property, Mpumalanga Province, South Africa."**

I, Andrew Birtles, hereby certify that:

1) I am a Principal Mining Engineer and Associate with the firm SRK Consulting (South Africa) (Pty) Limited ("SRK") with an office at SRK House, 265 Oxford Road, Illovo, Johannesburg 2196, South Africa;

2) I am a graduate of the University of Nottingham with a BSc Honours in Mining Engineering in 1982. I have a UK Mine Manager's Certificate and a South African Mine Manager's Certificate. I have practised my profession continuously since 1982;

3) I am registered as a Professional Engineer with the Engineering Council of South Africa (Registration No 20010019). I am a Member of the South African Institute of Mining and Metallurgy and the Institute of Materials, Mining and Metallurgy;

4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Homeland Projects.

5) As of the date of this certificate, to the best of my knowledge, information and belief, this Independent Technical Report contains all scientific and technical information that is required to be disclosed to make this ITR not misleading;

6) I have read National Instrument 43-101 and Form 43-101F1 and by reason of my education and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of National Instrument 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

7) I, as a Qualified Person, am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;

8) I have co-authored this report;

9) I have personally inspected the Homeland properties associated with the Kendal Project located in Mpumalanga Province, South Africa during site visits conducted during 2007;

10) SRK was retained by Homeland to prepare an independent technical report for their various projects in accordance with National Instrument 43-101. The preceding report is based on our review of project files and information provided by Homeland and discussions with personnel of Homeland;

11) I hereby consent to use of this report and our name for public filing with any Provincial regulatory authority. I confirm that I have read Homeland's press release dated 31 August 2007 of a revised mineral resource estimate for the various projects in South Africa, and that such press release fairly and accurately represents the information in this report.

Johannesburg, South Africa
31st July 2007

Andy Birtles Pr.Eng.
Principal Mining Engineer & Associate
SRK Consulting

## CERTIFICATE AND CONSENT

**To accompany the report dated 31 July 2007 and entitled "An Independent Technical Report ("ITR") summarising the scientific and technical information concerning mineral exploration, development and production activities of the Eloff Block mineral property, Mpumalanga Province, South Africa."**

I, Grant van Heerden, hereby certify that:

1) I am a Senior Coal Geologist with the firm SRK Consulting (South Africa) (Pty) Limited ("SRK") with an office at SRK House, 265 Oxford Road, Illovo, Johannesburg 2196, South Africa;

2) I am a graduate of the University of Natal, Pietermaritzburg with a BSc Degree in Geology (1993). Also at the University of Natal, Pietermaritzburg, I successfully read for my BSc Honours Degree in Chemistry 1995. In 2004 I received my Graduate Diploma in Mining Engineering (GDE Mining) from the University of the Witwatersrand. I have practised my profession continuously since 1996;

3) I am registered as a Professional Natural Scientist (Geological Science) with the South African Council for Natural Scientific Professions (SACNASP), Registration No 400076/03. I am a Member of the Geological Society of South Africa (GSSA), and the Fossil Fuel Foundation of Africa (FFF);

4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Homeland Projects.

5) As of the date of this certificate, to the best of my knowledge, information and belief, this Independent Technical Report contains all scientific and technical information that is required to be disclosed to make this ITR not misleading;

6) I have read National Instrument 43-101 and Form 43-101F1 and by reason of my education and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of National Instrument 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

7) I, as a Qualified Person, am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;

8) I have co-authored this report;

9) I have personally inspected the Homeland properties associated with the Eloff Project located in Mpumalanga Province, South Africa during site visits conducted during 2007;

10) SRK was retained by Homeland to prepare an independent technical report for their various projects in accordance with National Instrument 43-101. The preceding report is based on our review of project files and information provided by Homeland and discussions with personnel of Homeland;

11) I hereby consent to use of this report and our name for public filing with any Provincial regulatory authority. I confirm that I have read Homeland's press release dated 31 August 2007 of a revised mineral resource estimate for the various projects in South Africa, and that such press release fairly and accurately represents the information in this report.

Johannesburg, South Africa
31st July 2007

Grant van Heerden Pr.Sci.Nat.
Senior Coal Geologist
SRK Consulting

## CERTIFICATE AND CONSENT

**To accompany the report dated 31 July 2007 and entitled "An Independent Technical Report ("ITR") summarising the scientific and technical information concerning mineral exploration, development and production activities of the Eloff Block mineral property, Mpumalanga Province, South Africa."**

I, Andrew Birtles, hereby certify that:

1) I am a Principal Mining Engineer and Associate with the firm SRK Consulting (South Africa) (Pty) Limited ("SRK") with an office at SRK House, 265 Oxford Road, Illovo, Johannesburg 2196, South Africa;

2) I am a graduate of the University of Nottingham with a BSc Honours in Mining Engineering in 1982. I have a UK Mine Manager's Certificate and a South African Mine Manager's Certificate. I have practised my profession continuously since 1982;

3) I am registered as a Professional Engineer with the Engineering Council of South Africa (Registration No 20010019). I am a Member of the South African Institute of Mining and Metallurgy and the Institute of Materials, Mining and Metallurgy;

4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Homeland Projects.

5) As of the date of this certificate, to the best of my knowledge, information and belief, this Independent Technical Report contains all scientific and technical information that is required to be disclosed to make this ITR not misleading;

6) I have read National Instrument 43-101 and Form 43-101F1 and by reason of my education and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of National Instrument 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

7) I, as a Qualified Person, am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;

8) I have co-authored this report;

9) I have personally inspected the Homeland properties associated with the Eloff Project located in Mpumalanga Province, South Africa during site visits conducted during 2007;

10) SRK was retained by Homeland to prepare an independent technical report for their various projects in accordance with National Instrument 43-101. The preceding report is based on our review of project files and information provided by Homeland and discussions with personnel of Homeland;

11) I hereby consent to use of this report and our name for public filing with any Provincial regulatory authority. I confirm that I have read Homeland's press release dated 31 August 2007 of a revised mineral resource estimate for the various projects in South Africa, and that such press release fairly and accurately represents the information in this report.

Johannesburg, South Africa
31st July 2007

Andy Birtles Pr.Eng.
Principal Mining Engineer & Associate
SRK Consulting

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**FINANCIAL STATEMENTS**

**September 30, 2007**
**(Unaudited)**

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**(Unaudited)**
**SEPTEMBER 30, 2007**

Table of Contents

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**BALANCE SHEET**
**(Unaudited)**

| | | As at September 30, 2007 (unaudited) | | As at December 31, 2006 (audited) |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash and cash equivalents | $ | 67,681 | $ | 66,485 |
| Qualifying transaction funds (Notes 3 and 4) | | 855,000 | | 210,000 |
| Prepaid capital stock issuance costs (Note 5) | | - | | 43,708 |
| Sundry assets | | 63,302 | | 3,815 |
| | $ | 985,983 | $ | 324,008 |
| **LIABILITIES** | | | | |
| Accounts payable and accrued liabilities | $ | 69,948 | $ | 29,701 |
| **SHAREHOLDERS' EQUITY** | | | | |
| Share capital (Note 6) | $ | 985,783 | $ | 300,000 |
| Contributed surplus (Note 7) | | 27,101 | | - |
| Deficit | | (96,849) | | (5,693) |
| | $ | 916,035 | $ | 294,307 |
| | $ | 985,983 | $ | 324,008 |

Approved on behalf of the board

*"Marc Lavine"* Director

*"Robert Munro"* Director

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**INTERIM STATEMENT OF OPERATIONS AND DEFICIT**
**(Unaudited)**

| | Three month period ended September 30, 2007 | Nine month period ended September 30, 2007 |
|---|---|---|
| **INCOME** | $ 9,588 | $ 24,522 |
| **EXPENSES** | | |
| General and administrative expenses | 28,503 | 97,020 |
| Stock based compensation expense (Note 3) | - | 16,962 |
| Charitable contribution (Note 6) | - | 1,696 |
| | $ 28,503 | $ 115,680 |
| **NET LOSS** | $ (18,915) | $ (91,156) |
| **DEFICIT, BEGINNING OF PERIOD** | (77,934) | (5,693) |
| **DEFICIT, END OF PERIOD** | $ (96,849) | $ (96,849) |
| **LOSS PER SHARE** | $ (0.00) | $ (0.01) |
| **Weighted average number of shares outstanding** | 7,345,625 | 6,609,680 |

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**INTERIM STATEMENT OF CASH FLOWS**
**(Unaudited)**

| | Three month period ended September 30, 2007 | | Nine month Period ended September 30, 2007 | |
|---|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | |
| Net loss from operations | $ | (18,915) | $ | (91,156) |
| Items not involving cash: | | | | |
| Stock based compensation - Directors | | - | | 16,962 |
| Stock based compensation – Charity | | - | | 1,696 |
| Changes in non-cash items related to operations: | | | | |
| Increase (decrease) in accounts payable and accrued liabilities | | (4,644) | | 40,249 |
| Increase in sundry assets | | (41,984) | | (59,489) |
| **Cash used in operating activities** | $ | (65,543) | $ | (91,738) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | |
| Qualifying transaction funds | | - | | (645,000) |
| **Cash used in investing activities** | $ | - | $ | (645,000) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | |
| Proceeds from share issuance | | - | | 850,000 |
| Proceeds from exercise of broker warrants | | - | | 19,125 |
| Prepaid capital stock issuance costs | | - | | 43,708 |
| Capital stock issuance costs* | | 1,008 | | (174,899) |
| **Cash provided by, used in financing activities** | $ | 1,008 | $ | 737,934 |
| **Increase in cash and cash equivalents** | $ | (64,535) | $ | 1,196 |
| Cash and cash equivalents, beginning of period | | 132,216 | | 66,485 |
| Cash and cash equivalents, end of period | $ | 67,681 | $ | 67,681 |

***Supplemental disclosure of non-cash transaction:**

During the nine month period ended September 30, 2007, the Company paid a portion of agent fees by issuance of stock options with a fair market value of $8,443 (3 month period ended September 30, 2007 - $nil), which was included in Share Issuance Costs (Note 6).

## 1. NATURE OF ORGANIZATION

Chrysalis Capital IV Corporation was incorporated under the *Canada Business Corporations Act* on October 12, 2006 and is classified as a Capital Pool Company as defined in the Policy 2.4 of the TSX Venture Exchange (the "Exchange"). The Company has no assets other than cash and prepaid share capital issuance costs and proposes to identify and evaluate potential acquisitions or businesses, and once identified and evaluated, to negotiate an acquisition or participation subject to receipt of regulatory and, if required, shareholders' approval.

The proposed business of the Company involves a high degree of risk and there is no assurance that the Company will identify an appropriate business for acquisition or investment, and even if so identified and warranted, it may not be able to finance such acquisition or investment. Additional funds may be required to enable the Company to pursue such an initiative and the Company may be unable to obtain such financing on terms, which are satisfactory to it. Furthermore, there is no assurance that the businesses acquired will be profitable.

## 2. COMPARATIVE FIGURES

The Company was incorporated on October 12, 2006 and did not have significant operations for the period ending December 31, 2006. As a result, the Company did not have any meaningful comparative information. Accordingly, no comparative information has been presented.

## 3. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the company include the following:

### (a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from those estimates.

### (b) Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, bank balances and investments in money market instruments with maturities of three months or less.

**(c) Qualifying Transaction funds**

The proceeds raised from the issuance of capital stock may only be used to identify and evaluate assets or businesses for future investment, with the exception that up to lesser of $210,000 or 30% of the gross proceeds may be used to cover prescribed costs of issuing the common shares or administrative and general expenses of the Company. These restrictions apply under completion of a Qualifying Transaction by the Company as defined under the policies of the Exchange.

**(d) Stock-based compensation**

The Company has adopted the recommendations under CICA Handbook Section 3870 relating to stock based compensation.

Stock options issued by the Company are accounted for in accordance with the fair value based method of accounting. The fair value of options issued to directors, officers, and employees of and consultants and service providers to the Company is charged to earnings with an offsetting amount recorded to contributed surplus. The fair value of options issued to agents in conjunction with public offerings is charged to share issue costs with an offsetting amount recorded to contributed surplus. Fair value is measured using the Black Scholes options pricing model.

**(e) Earnings per share**

Earnings per share is calculated using the weighted average number of shares outstanding during the period. The treasury stock method of calculating fully diluted earnings per share amounts is used, which assumes that all outstanding stock option grants with an exercise price below the average market value are exercised, and the assumed proceeds are used to purchase common shares at the average market price during the period. The difference between the number of shares assumed issued and the number of shares assumed purchased is then included in the denominator of the diluted earnings per share computation. Fully diluted loss per share is not calculated when the effect is anti-dilutive.

**(f) Future income taxes**

Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the asset.

## 4. QUALIFYING TRANSACTION FUNDS

Qualifying transaction funds include two Guaranteed Investment Certificates bearing a 3.85% and 4.04% per annum rate maturing on October 27, 2007 and February 23, 2008 respectively. The carrying value of these funds approximates their fair value.

## 5. PREPAID CAPITAL STOCK ISSUANCE COSTS

These costs relate directly to the proposed issuance of capital stock by the Company. These costs were charged to Share Capital during the period ended June 30, 2007.

## 6. SHARE CAPITAL

a) Authorized
Unlimited number of common shares

b) Issued

| | Number of Shares | Amount |
|---|---|---|
| Incorporation – October 12, 2006 | 1 | S 0.10 |
| – October 24, 2006 | 2,999,999 | 299,999.90 |
| Initial Public offering – February 13, 2007 | 4,250,000 | 850,000.00 |
| Broker Warrant Exercise – March 13, 2007 | 95,625 | 19,125.00 |
| | | 1,169,125.00 |
| Share Issuance Costs | - | (183,342.00) |
| Balance, September 30, 2007 | 7,345,625 | S 985,783.00 |

On October 24, 2006, the Company issued 2,999,999 common shares at S0.10 per share for cash consideration of $299,999.90.

On February 13, 2007, the Company completed a public offering of 4,250,000 common shares at S0.20 per share for gross proceeds of $850,000. Share issuance costs related to the offering included $174,899 in cash and S8,443 in stock based fees from agent's options issued on the initial public offering. The Company's shares began trading on the TSX Venture Exchange on February 15, 2007.

On March 13, 2007, the Company's Agent for the IPO exercised 95,625 options for cash consideration of S19,125.

c) Escrowed shares

All of the 3,000,000 common shares issued prior to the offering and all common shares that may be acquired from treasury of the Company by Non Arm's Length Parties, as defined in the policies of the TSX Venture Exchange, of the Company either under the offering or otherwise prior to the completion of the Qualifying Transaction will be deposited with the Trustee under the Escrow Agreement.

All common shares acquired on exercise of stock options prior to the completion of a Qualifying Transaction, must also be deposited in escrow until the final exchange bulletin is issued.

All common shares of the Company acquired in the secondary market prior to the completion of a Qualifying Transaction by a Control Person, as defined in the policies of the TSX Venture Exchange, are required to be deposited in escrow. Subject to certain permitted exemptions, all securities of the Company held by principles of the resulting issuer will also be escrowed.

d) Stock options

The directors of the Company have approved a Stock Option Plan (the "Plan") for the directors, officers, employees and consultants of the Company. Options granted under the Plan are exercisable for a period of up to 5 years from the date of the grant. The exercise price of the options shall be determined by the Board at the time of the grant. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Company from time to time. The number of common shares reserved for issuance to (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares, and (b) all technical consultants will not exceed 2% of the issued and outstanding common shares. In addition to the options granted under the Plan, the Company proposes to grant options to one or more eligible charitable organizations, exercisable for a period of up to 5 years from the date of the grant. Such grants to eligible charitable organizations will not exceed 1% of the issued and outstanding common shares.

A summary of the status of the Company's outstanding stock options as at September 30, 2007 is as follows:

| | **Number of Shares** | **Weighted average exercise price** | |
|---|---|---|---|
| Opening Balance | - | $ | - |
| Granted to Directors, Officers | 725,000 | $ | 0.20 |
| Granted to Eligible Charity | 72,500 | $ | 0.20 |
| Granted to Agent | 329,375 | $ | 0.20 |
| Outstanding and exercisable, as at September 30, 2007 | 1,126,875 | $ | 0.20 |

On February 13, 2007 the Company granted 725,000 options to purchase common shares at an exercise price of $0.20 per share, vesting immediately and expiring five years from the date of grant. The fair value of the options granted at the time of granting is $0.02 per option assuming an average volatility of 10% on the underlying shares, an exercise price of $0.20, a risk free interest rate of 3.90% an expected life of 2.5 years, and an expected dividend rate of 0%. The Company recognized a stock-based compensation expense of $16,962 and charitable contribution of $1,696.

The Company granted options to its Agent in connection with the Initial Public Offering completed February 13, 2007. These options are to purchase 425,000 common shares at $0.20 per share with an expiry period of 5 years from the date of grant. The Company also granted options to The Arthritis & Autoimmunity Research Centre Foundation, registration number 11929 0773 RR0001, an Eligible Charitable Organization, to purchase up to 72,500 common shares at $0.20 per share with an expiry period of 5 years from the date of grant. The fair value of the options granted at the time of granting is approximately $0.02 per option assuming an average volatility of 10% on the underlying shares, an exercise price of $0.20, a risk free interest rate of 3.90%, an expected life of twenty-four months, and an expected divided rate of 0%. The Corporation recognized a value of $8,443 stock issuance cost associated with the agent options and $1,696 associated with the charitable options.

The agent exercised 95,625 of their options to purchase 95,625 common shares.

## 7. CONTRIBUTED SURPLUS

The corporation's contributed surplus consists of the following:

| | | |
|---|---|---|
| Balance, December 31, 2006 | $ | - |
| Agent Options (Note 6(b)) | | 8,443 |
| Directors, Officers and Charity Options (Note 8) | | 18,658 |
| Balance, September 30, 2007 | $ | 27,101 |

## 8. STOCK BASED COMPENSATION

For the nine months ending September 30, 2007 the Company recorded $18,658 as expense in relation to stock options granted to directors, officers and a charity (Note 7) (for the 3 month period ended September 30, 2007 - $nil), and $8,443 as share issue costs in relation to stock options granted to the agent (Note 6) (for the 3 month period ended September 30, 2007 - $nil).

## 9. FINANCIAL INSTRUMENTS

Financial instruments including cash and cash equivalents, qualifying transaction funds, accounts payable and accrued liabilities, all of which are carried at amounts, which approximate fair value which reflect their short term nature. The company has invested in a Guaranteed Investment Certificates at a fixed rate. Any change to market rates result in interest rate risk.

## 10. CONTINGENCY

There is no assurance that the corporation will identify a business or asset that warrants acquisition or participation within the time limitations permissible under the policies of the Exchange, at which time the Exchange may suspend or de-list the corporation's shares from trading.

## 11. PROPOSED QUALIFYING TRANSACTION

On June 13, 2007, Chrysalis Capital IV Corporation ("Chrysalis") entered into a definitive agreement with Homeland Energy Corp. ("Homeland"), and certain of its principal shareholders pursuant to which Chrysalis will complete a business combination to acquire Homeland (the "Proposed Transaction").

When completed, the Proposed Transaction will constitute Chrysalis' Qualifying Transaction pursuant to the policies of the TSX Venture Exchange (the "TSXV"), and is subject to compliance with all necessary regulatory and other approvals and certain other terms and conditions.

Homeland Energy Corp. is a private company focused on coal exploration and development in southern Africa. Homeland owns three advanced development / pre-development coal projects in South Africa and a number of earlier-stage exploration properties in the Witbank, Middlefield and Standerton areas. Homeland is currently negotiating to acquire interests in a number of additional coal properties in South Africa, Botswana and Swaziland.

Homeland is also a significant shareholder of Homeland Uranium Inc., a Canadian company involved in the exploration and development of Uranium projects in Niger and the United States.

**CHRYSALIS CAPITAL IV CORPORATION**

**FORM 51-102F1**
**MANAGEMENT'S DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED**
**September 30, 2007**

*The following discussion and analysis should be read in conjunction with the Corporation's prospectus dated January 26, 2007 and all of the notes, risk factors and information contained therein. Additional information relating to the Corporation is available on SEDAR at www.sedar.com*

**Date**

This management discussion and analysis ("MD&A") is dated February 20, 2008 and is in respect of the three months ending September 30, 2007.

**Overall Performance**

Chrysalis Capital IV Corporation ("Chrysalis" or the "Corporation") is classified as a Capital Pool Company as defined in Policy 2.4 (the "Policy") of the TSX Venture Exchange (the "Exchange"). As such, the Corporation has not commenced commercial operations and has no assets other than cash and qualifying transaction funds with which to identify and evaluate businesses or assets with a view to completing a "Qualifying Transaction" (as defined pursuant to the Policy). As a result, the Corporation's current business is to identify and evaluate businesses and assets with a view to completing a Qualifying Transaction. Any proposed Qualifying Transaction must be accepted by the Exchange and in the case of a non-arm's length Qualifying Transaction is also subject to "majority of the minority approval" in accordance with the Policy.

The Corporation has not conducted commercial operations other than to enter into discussions for the purpose of identifying potential acquisitions or interests. On June 18, 2007, the Corporation announced that it entered into a definitive agreement dated June 13, 2007 with Homeland Energy Corp., a coal exploration and development company, and certain of its shareholders, pursuant to which the Corporation proposes to complete a business combination to acquire Homeland Energy Corp. Subject to compliance with all regulatory approvals and certain other terms and conditions, the proposed business combination will constitute the Corporation's Qualifying Transaction.

**Selected Financial Information**

The Corporation was incorporated on October 12, 2006 and December 31 is the date of its fiscal year end.

| | Three months ending September 30, 2007 | Nine months ending September 30, 2007 |
|---|---|---|
| Total revenue | $ 9,588 | $ 24,552 |
| Net income (loss) | $ (18,915) | $ (91,156) |
| Earnings (loss) – per share | $ (0.00) | $ (0.01) |
| Total assets | $ 985,983 | $ 985,983 |

For the three months ending September 30, 2007, the Corporation reported no discontinued operations, no changes in accounting policy and declared no cash dividends.

**Results of Operations**

As at Septemebr 30, 2007, the Corporation had no operations. For the three months ending September 30, 2007, the Corporation had income of $9,588 and expenses of $28,503 for a net loss of $(18,915). For the nine month period ending September 30, 2007, the stock based compensation accounted for $27,101, of which $16,962 and $1,696 were expensed as stock-based compensation and stock-based donation respectively. The remaining $8,443 for Agent options was included in Share Issuance Costs.

As disclosed in the Corporation's final prospectus dated January 26, 2007, the following table sets forth information regarding how the Corporation intended to use the proceeds from its previous financings.

| Financings | Estimated Amounts | Actual Amounts |
|---|---|---|
| Gross proceeds from private placements and public financings | $ 1,150,000 | $ 1,169,125 |
| Less estimated expenses and costs related to the private placements and public financings | $ 157,500 | $ 174,889 * |
| Net proceeds from private placements and public financing | $ 992,500 | $ 985,783 |

*Does not include $8,443 non-cash item for Agent's Options.

| Purpose | Estimated Cost | Actual Costs | Amount Remaining/Variance |
|---|---|---|---|
| General and administration | $ 210,000 | $ 97,020 | $ 112,980 |
| Identify and evaluate assets or businesses for future investment | $ 855,000 | $ 0 | $ 855,000 |

All of the expenditures noted above relate to actual cash costs incurred to date. In addition to these costs, there were non-cash charges relating to stock based compensation, as disclosed elsewhere in this MD&A. There are no variances which materially affect the ability of the Corporation to achieve its intended objective of identifying and evaluating business prospects for the Corporation's Qualifying Transaction.

**Liquidity**

As at September 30, 2007 the Corporation had working capital of $922,681. This included $67,681 in cash and cash equivalents, and $855,000 in qualifying transaction funds, which is sufficient for the Corporation to meet its ongoing obligations and meet its objective to complete a Qualifying Transaction.

**Accounting Policies including Initial Adoption**

Effective October 12, 2006, the Corporation adopted new recommendations of the CICA Handbook Section 3870 relating to stock-based compensation. For the nine months ending September 30, 2007, the Corporation recorded $16,962, $1,696, $8,443 in relation to stock options granted to directors and officers, an eligible charity, and an agent respectively.

The Corporation's calculations for determining the "fair value" of options granted was made using the Black Scholes option-pricing model with the following average assumptions:

| | For the nine months ending September 30, 2007 |
|---|---|
| Risk-free interest rate | 3.90% |
| Expected life (years)* | 2.5 |
| Expected dividend yield | 0% |
| Expected volatility | 10% |

*Agent's Options were calculated using an expected life of 2.0 years

**Financial Instruments and Other Instruments**

The Corporation's financial instruments consist of cash, cash equivalents, qualified transaction funds, accounts payable and accrued liabilities. It is management's opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from these financial instruments and that the fair value of these financial instruments approximates their carrying values.

**Additional Disclosure for Venture Corporations without Significant Revenue**

The following table sets forth a breakdown of material components of the general and administration costs of the Corporation for the three months ending September 30, 2007.

| | Three months ending September 30, 2007 | |
|---|---|---|
| Office | $ | 9,858 |
| Communication | | 6,732 |
| Agency Fees | | 1,973 |
| Travel and promotion | | 9,941 |
| Total | $ | 28,503 |

**Disclosure of Outstanding Share Data**

As at September 30, 2007 and as at the date of this MD&A, the following is a description of the outstanding equity securities and convertible securities previously issued by the Corporation:

| | Authorized | Outstanding |
|---|---|---|
| Voting or equity securities issued and outstanding | Unlimited Common Shares | 7,345,625 Common Shares |
| Securities convertible or exercisable into voting or equity securities – stock options | Management stock options to acquire up to 10% of outstanding | Management stock options to acquire 725,000 Common |

| | | |
|---|---|---|
| | Common Shares | Shares at $0.20 |
| | Charity stock options to acquire up to 1% of outstanding Common Shares | Charity stock options to acquire 72,500 Common Shares at $0.20 |
| Securities convertible or exercisable into voting or equity securities – agent's option | Agent's options to acquire up to 425,000 common shares | Agent's option to acquire up to 329,375 Common Shares at $0.20 |
| Voting or equity securities issuable on conversion or exchange of outstanding securities | (as above) | (as above) |


chrysalis
capital IV corporation


RECEIVED

February 20, 2008

Dear Reader:

**Re: Refiling of Third Quarter Management's Discussion & Analysis and Financial Statements of Chrysalis Capital IV Corporation (the "Corporation") for the nine month period ended September 30, 2007**

On November 29, 2007, the Corporation filed its third quarter Management's Discussion & Analysis and financial statements (the "Financials") for the three month period ended September 30, 2007. On review of the Financials, the auditors of the Corporation, Mintz & Partners LLP, requested certain changes to the Financials.

Best regards,

Chrysalis Capital IV Corporation

*"Robert Munro"*

Robert Munro
President and Chief Financial Officer

3711439.1

**Form 52-109F2 - Certification of Interim Filings**

I, **Marc Lavine** of **Chrysalis Capital IV Corporation** as **Chairman and Chief Executive Officer**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Chrysalis Capital IV Corporation**, (the issuer) for the interim period ending **September 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 20, 2008

*"Marc Lavine"*

Marc Lavine
Chairman and Chief Executive Officer

**Form 52-109F2 - Certification of Interim Filings**

I, **Robert Munro** of **Chrysalis Capital IV Corporation** as **President and Chief Financial Officer**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Chrysalis Capital IV Corporation**, (the issuer) for the interim period ending **September 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 20, 2008

*"Robert Munro"*

Robert Munro
President and Chief Financial Officer

RECEIVED
2008 JUN 26 P 1:37

chrysalis capital IV corporation

**CHRYSALIS CAPITAL IV CORPORATION**
1255 Bay St., Ste 400, Toronto, Ontario M5R 2A9

June 13, 2007

Homeland Energy Corp.
c/o 144 Front Street West, Suite 780
Toronto, Ontario, Canada
M5J 2L7

Attn: A. Tom Griffis, Chairman, Stephen Coates, President and CEO and Stephen Woodhead, CFO

-and to-

The Principal Shareholders (as defined herein)

Dear Sirs:

**Re: Acquisition of all of the issued and outstanding common shares of Homeland Energy Corp.**

This binding Agreement (the "**Agreement**") sets forth our mutual intentions and understandings with regard to the acquisition (the "**Transaction**") of all of the issued and outstanding common shares of Homeland Energy Corp., a British Virgin Islands company ("**Homeland**"), by Chrysalis Capital IV Corporation, a Canadian corporation ("**Chrysalis**").

Subject to the conditions set forth herein, the terms of this Agreement are intended to create binding obligations on Chrysalis, Homeland and, with respect to lock-up provisions in Sections 22 and 23 each of Stephen Coates, Nicole Anne Coates, The Coates Family Trust, A. Tom Griffis, Avrom E. Howard, Neil McLoughlin and Stephen Woodhead (collectively, the "**Principal Shareholders**").

Homeland and Chrysalis hereby agree as follows:

**Transaction**

1. On or immediately prior to the closing of the Transaction, Chrysalis will consolidate its outstanding share capital (the "**Consolidation**") on the basis of one (1) new common share of Chrysalis for each eight (8) existing Chrysalis common shares (the "**Chrysalis Common Shares**"). Unless otherwise specified herein, all references to Chrysalis Common Shares and Chrysalis Warrants in this Agreement are made on a post-Consolidation basis. For greater certainty, unless otherwise indicated, all securities to be issued to holders of Homeland Common Shares, Homeland Warrants and Homeland Options (as such terms are defined below) are shown in this Agreement as being on a post-Consolidation basis (see **Schedule A** attached hereto).

2. Subject to the terms hereof, on the closing of the Transaction (the "**Closing Date**"), a wholly-owned subsidiary of Chrysalis, which Chrysalis shall have incorporated under the laws of the British Virgin Islands ("**BVI**") (the "**Chrysalis Sub**"), shall merge with and into Homeland, with the separate existence of the Chrysalis Sub to cease and with Homeland to be the surviving corporation in such merger (the "**Merger**"). As a result of the Merger, the holders of the issued and outstanding common shares of Homeland (the "**Homeland Common Shares**") shall receive one (1) Chrysalis Common Share for each one (1) Homeland Common Share. There are currently 26,449,860 Homeland Common Shares issued and outstanding. Chrysalis hereby covenants and agrees to issue the Chrysalis Common Shares required to be issued in connection with the Merger.

3. As of the date hereof, there are warrants outstanding to purchase an aggregate of 200,000 Homeland Common Shares (collectively, the "**Homeland Warrants**"), the details of which are set out in **<u>Schedule A</u>** attached hereto. On the Closing Date, the holders of all outstanding Homeland Warrants shall exchange such warrants for warrants to purchase Chrysalis Common Shares (the "**Chrysalis Warrants**") on a one-for-one basis with the same terms and conditions. Chrysalis hereby covenants and agrees to issue the Chrysalis Warrants required to be issued in connection with the Transaction.

4. It is intended that the Transaction will constitute the "Qualifying Transaction" of Chrysalis as such term is defined in Policy 2.4 (the "**CPC Policy**") of the TSX Venture Exchange (the "**TSXV**"). It is intended that the Transaction shall be completed by way of the Merger; provided, however, that by mutual agreement the parties may revise the structure to accommodate efficiencies for various legal structures, tax and accounting treatment and securities regulation. The Transaction is intended to result in a reverse take-over of Chrysalis by Homeland and its shareholders.

5. The parties shall use their commercially reasonable efforts to consummate the Transaction and to timely prepare, negotiate, agree to and timely file any further documents, agreements and instruments required to be filed by either of the parties hereto or their respective affiliates to accomplish that purpose (all of which shall be in form and content reasonably satisfactory to Chrysalis and Homeland), including without limitation those required by the TSXV, pursuant to the requirements of the *Canada Business Corporations Act* (the "**CBCA**"), the BVI Business Companies Act, 2004 (as amended) (the "**General Corporation Law of the BVI**"), applicable securities legislation relating to the Transaction and any other regulatory bodies having jurisdiction, to carry out the terms and objectives of this Agreement (collectively, the "**Transaction Documents**"). Although the parties intend to enter into additional Transaction Documents which set out the terms herein, to the extent any such definitive Transaction Documents are not deemed necessary to complete the Transaction and are not entered into, this Agreement shall serve as the binding agreement between the parties governed by the terms hereof.

**Option Plan**

6. Subject to the approval of the TSXV, in conjunction with the Transaction, up to 10% of the issued and outstanding Chrysalis Common Shares (calculated after completion of the Transaction) shall be reserved for issuance to directors, officers, employees and consultants of Chrysalis and its subsidiaries pursuant to Chrysalis' existing stock option plan (the "**Chrysalis Stock Option Plan**") on such terms as the board of directors of Chrysalis constituted after the Closing Date may in its discretion approve from time to time. The foregoing shares reserved for issuance pursuant to the Chrysalis Stock Option Plan shall include the options to purchase up to

140,860 (post-Consolidation) Chrysalis Common Shares (the "**Chrysalis Options**") outstanding as of the date hereof as set forth on **Schedule A** attached hereto and the options to purchase up to 3,925,000 Homeland Common Shares (collectively, the "**Homeland Options**") outstanding as of the date hereof as set forth on **Schedule A** attached hereto.

7. On the Closing Date, the holders of all outstanding Homeland Options shall exchange such Homeland Options for options to purchase Chrysalis Common Shares on a one-for-one basis in return for options issued with the same economic terms and conditions under the Chrysalis Stock Option Plan.

**Additional Financings**

8. Homeland is currently undertaking non-brokered private placements for the issuance of (i) Homeland Common Shares for gross proceeds of up to £7,500,000 at a price not less than the equivalent of £1.25 per Homeland Common Share and (ii) debt financing for gross proceeds of up to US$2,000,000 which is convertible into Homeland Common Shares at a conversion price prior to the date of any IPO of £1.25, or on or following the date of the IPO of the lesser of: (a) US$4.50; and (b) a 25% discount to the IPO price per Homeland Common Share (each, a "**Private Financing**", and collectively, the "**Private Financings**"). The final terms, conditions and documentation for the Private Financings shall not be materially inconsistent with the terms set forth above. Subject to the foregoing, Chrysalis hereby covenants and agrees to issue Chrysalis Common Shares in exchange for the Homeland Common Shares issued in, or issuable as a result of, the Private Financings as per Section 2.

9. It is anticipated that, concurrent to the closing of the Transaction, Homeland may (but is not obligated to) complete an additional financing for the issuance of Homeland Common Shares. It is intended that this financing will raise approximately $60,000,000 and the shares will be issued at a price not less than the then equivalent of £2.50 per Homeland Common Share (the "**QT Financing**"). The final terms, conditions and documentation for the QT Financing shall be in such a form as is reasonably satisfactory to each of Homeland and Chrysalis. The QT Financing is not a condition of closing the Transaction; however, in the event that the QT Financing is to proceed, it must be closed concurrent to the Closing Date. Subject to the foregoing, Chrysalis hereby covenants and agrees to issue Chrysalis Common Shares in exchange for the Homeland Common Shares issued in the QT Financing as per Section 2.

**Additional Terms**

10. **Board of Directors:** Upon closing of the Transaction, the board of directors of Chrysalis shall be reconstituted to consist of seven (7) members, including A. Tom Griffis, Stephen E. Coates, Avrom E. Howard, John Manley, Neil McLoughlin, a sixth individual who shall be acceptable to The Chrysalis Capital Group Inc. (whose consent for this purpose shall not be unreasonably withheld or delayed) and a seventh individual who shall be designated by The Chrysalis Capital Group Inc. and who shall be acceptable to the members of the board of directors other than the nominee of The Chrysalis Capital Group Inc. (whose consent for this purpose shall not be unreasonably withheld or delayed). Chrysalis shall continue for one year after the closing of the Transaction to use its commercially reasonable efforts to recommend for election to its board of directors one designee of The Chrysalis Capital Group Inc. (subject to the approval of the board whose consent for this purpose shall not be unreasonably withheld or delayed). The chairman and all committee members shall be determined by the above-mentioned board members after the completion of the Transaction. The parties acknowledge that Homeland currently maintains directors and officers' liability insurance Within 30 days after the completion of the Transaction,

Chrysalis shall undertake to seek such additional level of directors and officers' liability insurance as Chrysalis and Homeland determine is necessary.

11. **Return of Intellectual Property**: Pursuant to the terms of the Transaction, the intangible assets of Chrysalis, which consist primarily of the name "Chrysalis", the Chrysalis logo and website and associated rights, will be sold to The Chrysalis Capital Group Inc. for nominal consideration and the name "Chrysalis" will be changed at the meeting of shareholders at which this matter is considered.

12. **TSX Graduation**: In the event that the combined entity resulting from the Transaction meets the minimum listing requirements for the Toronto Stock Exchange (the "**TSX**"), Chrysalis will use its commercially reasonable efforts to accelerate the graduation from the TSXV to the TSX and if possible cause to have this graduation to be effective concurrent with the closing of the Transaction.

**Shareholder Meetings**

13. Chrysalis shall convene and hold a meeting of its shareholders (the "**Chrysalis Shareholders Meeting**") on or immediately prior to the closing of the Transaction in order to (i) pass a special resolution approving the Consolidation; (ii) pass a special resolution approving, the change of Chrysalis' name (the "**Name Change**") to "Homeland Energy Corp." or such other name as the directors deem appropriate, each such resolution being approved in accordance with the provisions of the CBCA; and (iii) such other matters as the board of directors of Chrysalis may deem necessary or advisable. The final terms, conditions and documentation for the Chrysalis Shareholders Meeting shall be in a form to which Homeland has given its written consent, which shall not be unreasonably withheld. Chrysalis will afford Homeland with an opportunity to review all disclosure to Chrysalis shareholders in respect of the Chrysalis Shareholders Meeting and shall make all such changes as are reasonably requested.

14. The board of directors of Chrysalis shall recommend that Chrysalis shareholders vote in favour of and adopt and approve the matters contemplated in the preceding section at the Chrysalis Shareholders Meeting and the Information Circular (as defined below) shall include a statement to that effect.

15. If necessary to complete the Transaction, Homeland shall convene and hold a meeting of its shareholders (the "**Homeland Shareholders Meeting**") in order to pass such necessary resolutions approving the Merger in accordance with the provisions of the General Corporation Law of the BVI, and for such other purposes consistent with this Agreement as shall be deemed appropriate by the board of directors of Homeland. Homeland shall prepare, in consultation with Chrysalis, and furnish to the Homeland shareholders such notice of meeting and other information as shall be deemed appropriate by the board of directors of Homeland. Homeland shall convene the Homeland Shareholders Meeting as soon as practicable, and solicit proxies to be voted at the Homeland Shareholders Meeting in favour of the Merger. Homeland shall provide notice to Chrysalis of the Homeland Shareholders Meeting and allow representatives of Chrysalis to attend such meeting. The board of directors of Homeland shall recommend that Homeland shareholders vote in favour of the Transaction and the notice to the Homeland shareholders shall include a statement to that effect. The final terms, conditions and documentation for the Homeland Shareholders Meeting shall be in a form to which Chrysalis has given its written consent, which shall not be unreasonably withheld. Homeland shall afford Chrysalis with an opportunity to review all disclosure to Homeland shareholders in respect of the Homeland Shareholders Meeting and shall make all such changes as are reasonably requested.

**Preparation of Documents**

16. Chrysalis and Homeland shall prepare as promptly as practical after the date of this Agreement: (i) an information circular (the "**Information Circular**") detailing this transaction to be submitted to the TSXV for approval of the Transaction; (ii) such audited, unaudited and pro-forma financial statements as may be required to meet the requirements of the TSXV and other applicable securities regulatory authorities; (iii) Personal Information Forms; (iv) business plans and financial projections; (v) technical reports on Homeland's mineral properties prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("**NI 43-101**"); and (vi) any other documentation reasonably required by either Chrysalis or Homeland in order to complete the Transaction. Each of Chrysalis and Homeland shall provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Information Circular and/or notice to the Homeland shareholders, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other's counsel and auditors (if necessary) in the preparation of the Information Circular and notice to Homeland shareholders. Each of Chrysalis and Homeland will afford the other an opportunity to review all disclosure contained in the Information Circular and notice to Homeland shareholders and shall make all such changes as are reasonably requested.

**Conditions Precedent**

17. The implementation of this Agreement and the completion of the Transaction shall be subject to the following conditions precedent being satisfied prior to the Closing Date:

    (a) Conditions Precedent for the Benefit of Chrysalis:

        (i) Homeland entering into the Transaction Documents which shall contain, among other things, the terms and conditions set forth herein and the warranties, representations, covenants, agreements, terms and conditions customarily found in such agreements and reasonably acceptable to Chrysalis and its counsel;

        (ii) Lock-Up Undertakings as contemplated and defined in Section 23 hereof being entered into with Chrysalis within thirty (30) days of the date of this Agreement, by the Principal Shareholders and such other Homeland shareholders who, in the aggregate, represent a sufficient number of shares to approve the Merger;

        (iii) delivery to the TSXV and Chrysalis, within 14 days of the date of this Agreement, of a duly completed and notarized Form 2A Personal Information Form for each of the proposed new Insiders (as such term is defined in the TSXV Corporate Finance Manual) of Chrysalis pending completion of the Transaction and for such other persons as may be required by the TSXV;

        (iv) receipt of all required approvals and consents for the Transaction and all related matters and the Transaction Documents, including without limitation:

            A. the approval by the board of directors of Homeland for any Transaction Document other than this Agreement to which Homeland may be a party, to the extent that such other Transaction Document varies from or adds to the terms of this Agreement or otherwise is material;

B. the approval of the Merger by the shareholders of Homeland at a duly constituted meeting;

C. the approval of the Consolidation and Name Change by the shareholders of Chrysalis at a duly constituted meeting;

D. the approval of the TSXV; and

E. the approval of any other third parties from whom Homeland must obtain consent;

(v) compliance with all requirements that may be imposed by the TSXV;

(vi) upon completion of the Transaction, the resulting issuer meeting the applicable TSXV listing requirements for a Tier 1 Issuer (as such term is defined in the TSXV Corporate Finance Manual);

(vii) Homeland shall have provided such financial statements as required by the TSXV, including the financial statements referred to in Section 17(a)(ix) hereof;

(viii) no material adverse change shall have occurred in the business, results of operations, assets, liabilities, financial condition or affairs of Homeland or its Material Subsidiaries (as such term is defined below), financial or otherwise, between the date of signing this Agreement and the completion of the Transaction;

(ix) satisfactory completion of due diligence by Chrysalis, its counsel or other representatives, acting reasonably, on the business, assets, financial condition, and corporate records of Homeland and its Subsidiaries (as defined below), by the date which is 45 days from the later of the date of delivery to Chrysalis of (a) consolidated audited financial statements of Homeland and its Subsidiaries, substantially in the form required to be included in the Information Circular; and (b) technical reports on Homeland's and its Subsidiaries' material mineral properties prepared substantially in accordance with NI 43-101;

(x) the representations and warranties of Homeland contained herein and any representations and warranties of Homeland and the Principal Shareholders in any other Transaction Documents shall be deemed to have been made again on the Closing Date and shall be true and correct in all material respects as of all relevant dates, subject to such exceptions as may be contained in the **Exceptions Schedule** (if any) to be provided by Homeland to Chrysalis prior to June 22, 2007;

(xi) Homeland shall provide to Chrysalis such necessary legal opinions with respect to Homeland and its Subsidiaries in relation to the Transaction and the Transaction Documents that is satisfactory to Chrysalis and its counsel, acting reasonably;

(xii) there being no debts or amounts owing to Homeland or any of its Subsidiaries by any of their officers, former officers, directors, former directors, shareholders, employees or former employees or any family member thereof, or any person

with whom Homeland or any of its Subsidiaries does not deal at arm's length and there being no debts or amounts owing by Homeland or any of its Subsidiaries or their affiliates to such persons except for any amounts advanced to such person for expenses incurred on behalf of Homeland or any of its Subsidiaries in the ordinary course or for amounts due to such persons that are otherwise disclosed herein;

(xiii) there being no legal proceeding or regulatory actions or proceedings against Homeland or any of its Subsidiaries at the Closing Date which may, if determined against the interests of Homeland or any of its Subsidiaries, have a material adverse effect on Homeland or any of its Subsidiaries;

(xiv) there being no prohibition at law against the Transaction;

(xv) no inquiry or investigation (whether formal or informal) in relation to Homeland or its directors or officers, shall have been commenced or threatened by the TSXV, any relevant securities commission or similar regulatory body having jurisdiction, such that the outcome of such inquiry or investigation could have a material adverse effect on Chrysalis after giving effect to the Transaction;

(xvi) material compliance by Homeland with the terms of this Agreement;

(xvii) there shall be no material breach of the covenants of Homeland contained herein or of Homeland and the Principal Shareholders in any other Transaction Documents;

(xviii) completion on or prior to June 15, 2007 (or such other later date as may be acceptable to Chrysalis) of a closing or closings of the Private Financings for aggregate gross proceeds of not less than £3.0 million;

(xix) Messrs. Stephen Coates and Stephen Woodhead shall each have entered into an employment agreement with Chrysalis and/or Homeland concurrent with the closing of the Transaction for a minimum period of three (3) years, in form and substance reasonably satisfactory to the parties, provided that the terms of such employment agreements are on terms no less favourable to Messrs. Coates and Woodhead as compared to their existing employment agreements, a copy of each of which have been provided to Chrysalis;

(xx) each of such parties as required by the TSXV shall have entered into an escrow agreement (the "**Escrow Agreement**"). The parties acknowledge that a portion of the Chrysalis Common Shares to be issued as part of the Transaction will be subject to escrow provisions, which shall be imposed by the policies of the TSXV. The parties further acknowledge that these escrowed Chrysalis Common Shares shall be held in escrow and released, over time, as determined by the TSXV. The parties agree that the terms of the escrow shall be negotiated by counsel for Chrysalis and Homeland and the TSXV, and the parties hereto agree to accept such terms of imposed by the TSXV provided such escrow is in compliance with the published policies of the TSXV. All parties agree to use their reasonable commercial efforts to obtain the most advantageous escrow terms for Homeland.

(b) Conditions Precedent for the Benefit of Homeland:

(i) Chrysalis entering into the Transaction Documents which shall contain, among other things, the terms and conditions set forth herein and the warranties, representations, covenants, agreements, terms and conditions customarily found in such agreements and acceptable to Homeland and its counsel;

(ii) receipt of all required approvals and consents to both the Transaction and all related matters, including without limitation,

A. the approval by the board of directors of Chrysalis for any Transaction Document other than this Agreement to which Chrysalis may be a party, to the extent that such other Transaction Document varies from or adds to the terms of this Agreement or otherwise is material;

B. the approval of the Consolidation and Name Change by the shareholders of Chrysalis at a duly constituted meeting; and

C. the conditional approval of TSXV of the listing of the Chrysalis Common Shares to be issued on the Closing Date and issuable upon exercise of the Chrysalis Warrants and Chrysalis Options, subject to compliance with the usual requirement of the TSXV, and the resale of such Chrysalis Common Shares not being subject to any Canadian hold or restricted period (except for any Chrysalis Common Shares being subject to the Escrow Agreement, except for any resale that would constitute a "*control distribution*" as defined in National Instrument 45-102 – Resale of Securities, and except for any other hold or escrow periods as may be required by the TSXV);

(iii) the Chrysalis Common Shares to be issued on the Closing Date and issuable upon exercise of the Chrysalis Warrants and the Chrysalis Options when issued upon exercise of such warrants and options, as the case may be, in accordance with the respective terms thereof, shall be issued as fully paid and non-assessable shares in the capital of Chrysalis, free and clear of any and all encumbrances, liens, charges, demands of whatsoever nature under Canadian law, except those imposed pursuant to statutory "control block hold periods" and escrow restrictions of the TSXV;

(iv) no material adverse change shall have occurred in business, results of operations, assets, liabilities, financial condition or affairs of Chrysalis, financial or otherwise, between the date of signing this Agreement and the completion of the Transaction;

(v) the representations and warranties of Chrysalis contained herein and in the Transaction Documents shall be deemed to have been made again on the Closing Date and shall be true and correct in all material respects as of all relevant dates;

(vi) there being no legal proceeding or regulatory actions or proceedings against Chrysalis at the Closing Date which may, if determined against the interest of Chrysalis, have a material adverse effect on Chrysalis;

(vii) there being no prohibition at law against consummation of the Transaction;

(viii) material compliance of Chrysalis with the terms of this Agreement;

(ix) there shall be no material breach of the covenants of Chrysalis contained herein or in the transaction documents;

(x) Chrysalis shall have provided such financial statements as required by the TSXV;

(xi) there being no debts or amounts owing to Chrysalis by any of their officers, former officers, directors, former directors, shareholders, employees or former employees or any family member thereof, or any person with whom Chrysalis does not deal at arm's length and there being no debts or amounts owing by Chrysalis to such persons except for any amounts advanced to such person for expenses incurred on behalf of Chrysalis in the ordinary course or for amounts due to such persons that are otherwise disclosed herein; and

(xii) no inquiry or investigation (whether formal or informal) in relation to Chrysalis or its directors or officers, shall have been commenced or threatened by the TSXV, any relevant securities commission or similar regulatory body having jurisdiction, such that the outcome of such inquiry or investigation could have a material adverse effect on Homeland after giving effect to the Transaction.

(c) Conditions Precedent and Right of Waiver:

(i) The conditions precedent set out in Section 17(a) are inserted for the sole benefit of Chrysalis and the conditions precedent set out in Section 17(b) are inserted for the sole benefit of Homeland. Any of the parties may refuse to proceed with the closing of the Transaction if the conditions precedent inserted for its or their benefit are not fulfilled to its or their reasonable satisfaction prior to the Closing Date, it or they shall incur no liability to any other party by reason of such refusal.

(ii) The said conditions precedent may be waived in whole or in part by the party or parties for whose benefit they are inserted in that party's or those parties' absolute discretion. No such waiver shall be of any effect unless it is in writing signed by the party or parties granting the waiver.

***Representations and Warranties of Homeland***

18. Homeland hereby represents and warrants to Chrysalis as follows:

(a) Homeland is a company duly incorporated, validly existing and in good standing under the laws of the BVI.

(b) **Schedule C** attached hereto contains a complete list of each of Homeland's directly or indirectly owned subsidiaries (as such term is defined in the CBCA) (each, a "**Subsidiary**") and their respective jurisdictions of incorporation. Other than the Subsidiaries or as otherwise disclosed in the **Exceptions Schedule** to be provided by Homeland to Chrysalis, Homeland does not have any subsidiaries, own any shares of any other corporation or unincorporated entity or any rights, options, warrants or other

securities of any other corporation or unincorporated entity, or have any agreement for the purchase, subscription or issuance of any of the unissued shares or securities in the capital of any other corporation or unincorporated entity.

(c) Homeland has the requisite corporate power and authority to enter into and perform this Agreement in accordance with the terms hereof. The execution, delivery and performance of this Agreement by Homeland and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action except for approvals required to be obtained from Homeland shareholders under this Agreement, and no further consent or authorization of the board of directors of Homeland is required, except for the approval by the board of directors of Homeland for any Transaction Document other than this Agreement to which Homeland may be a party, to the extent that such other Transaction Document varies from or adds to the terms of this Agreement or otherwise is material. This Agreement constitutes a valid and binding obligation of Homeland enforceable against Homeland in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor's rights and remedies or by other equitable principles of general application;

(d) Each of Homeland and each of its Subsidiaries has complied with and is in compliance, in all material respects, with all laws and regulations applicable to the operation of their respective businesses as currently conducted, including environmental protection legislation, regulations or by-laws or other similar legislation, and each of them has all or at the appropriate juncture shall apply for all material licences, permits, orders or approvals of, and has made all required registrations with, any governmental or regulatory body that are material to the conduct of its business and all other material lawful requirements of each jurisdiction in which its business is carried on;

(e) Homeland is authorized to issue an unlimited number of common shares of no par value. As of the date hereof, Homeland has 26,449,860 common shares issued and outstanding. All of the Homeland Common Shares and Homeland Warrants and, to the knowledge of Homeland, the owners thereof, are set out in **Schedule A** attached hereto. In addition, as of the date hereof, there are outstanding 200,000 Homeland Warrants and 3,925,000 Homeland Options, the details of which are set out in **Schedule A** attached hereto.

(f) except as set forth on **Schedule A** or in the **Exceptions Schedule** to be provided by Homeland to Chrysalis: (i) no shareholders of Homeland or any of its Subsidiaries are entitled to preemptive rights or registration rights and there are no outstanding options, warrants, scrip, rights to subscribe to, call or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of Homeland or any of its Subsidiaries; (ii) there are no contracts, commitments, understandings, or arrangements by which either Homeland or any of its Subsidiaries is or may become bound to issue additional shares of Homeland or any of its Subsidiaries or options, securities or rights convertible into shares of Homeland or any of its Subsidiaries; (iii) neither Homeland nor any of its Subsidiaries is a party to any agreement granting registration or anti-dilution rights to any person with respect to any of its equity or debt securities; and (iv) neither Homeland nor any of its Subsidiaries is a party to, and Homeland does not have any knowledge of, any agreement restricting the voting or transfer of any shares of either Homeland or any of its Subsidiaries;

(g) the corporate records and minute books of Homeland and each of its Subsidiaries have been maintained substantially in accordance with all applicable laws and are, or will be prior to the completion of the Transaction, complete and accurate in all material respects. Financial books and records and accounts of Homeland and each of its Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Homeland and its Subsidiaries, and (iii) accurately and fairly reflect the basis for the Homeland consolidated financial statements;

(h) the offer and sale of all shares, convertible securities, rights, warrants or options of Homeland issued and outstanding as of the date hereof complied with all applicable BVI securities laws. Homeland has furnished or made available to Chrysalis true and correct copies of Homeland's Memorandum and Articles of Association as filed with the government of BVI and in effect on the date hereof (the "**Incorporation Documents**");

(i) the execution, delivery and performance of this Agreement by Homeland and the consummation by Homeland of the transactions contemplated herein does not and will not (i) violate or conflict with any provision of Homeland's Incorporation Documents, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which Homeland or any of its Subsidiaries is a party or by which their properties or assets are bound, (iii) create or impose a lien, mortgage, security interest, charge or encumbrance of any nature on any property of Homeland or any of its Subsidiaries under any agreement or any commitment to which Homeland or any of its Subsidiaries is a party or by which Homeland or any of its Subsidiaries is bound or by which any of its respective properties or assets are bound, or (iv) result in a violation of any federal, state, provincial, local or foreign statute, rule, regulation, order, judgment or decree (including federal, state and province securities laws and regulations) applicable to Homeland or any of its Subsidiaries or by which any property or asset of Homeland or any of its Subsidiaries is bound or affected;

(j) Homeland's securities are not registered with any securities commission or with any securities regulator in Canada or other foreign jurisdiction. Homeland is not required to file periodic reports with the U.S. Securities and Exchange Commission pursuant to section 13 of the Securities Exchange Act of 1934;

(k) there is no action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or any other proceeding pending or, to the knowledge of Homeland, threatened against Homeland, *any of its Subsidiaries or the Principal Shareholders* which questions the validity of this Agreement or the transactions contemplated hereby or any action taken or to be taken pursuant hereto. There is no action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or any other proceeding pending or, to the knowledge of Homeland, threatened, against or involving Homeland or any of its Subsidiaries or any of their respective properties or assets. There are no outstanding orders, judgments, injunctions, awards or decrees of any court, arbitrator or governmental or regulatory body against Homeland or any of its Subsidiaries or any officers or directors of Homeland or any of its Subsidiaries in their capacities as such;

(l) except for the filings under the General Corporation Law of BVI in connection with the Merger or as otherwise contemplated by this Agreement, no authorization, consent, approval, license, exemption of, filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, is or will be necessary for, or in connection with the execution, delivery or performance by Homeland of its obligations under this Agreement;

(m) except for the management Escrow Agreement required by and contemplated in subsection 17(a)((xx) of this Agreement, and 20,000 common shares granted as a bonus to a staff member in 2006, none of the outstanding shares in the capital of Homeland are subject to escrow restrictions, pooling arrangements or voting trusts, whether voluntary or otherwise;

(n) no order ceasing or suspending trading in any securities of Homeland or prohibiting the sale of securities of Homeland or the trading of any of Homeland's issued securities has been issued and no proceedings for such purpose are pending or, to the knowledge of Homeland, threatened;

(o) each of Homeland and its Subsidiaries has paid in full all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments or similar charges in the nature of a tax (collectively, "**Taxes**") and any interest, fines and penalties, imposed by any governmental authority (including federal, provincial, municipal and foreign governmental authorities) and, in the case of Taxes accruing on or before the Closing Date that are not due on or before the Closing Date, Homeland has made adequate provision for such payment in its books and records, to the extent such books and records have been closed and accruals therein have been made pursuant to the schedule for such accruals in the ordinary course of business consistent with past practice, and financial statements, to the extent such financial statements have been prepared pursuant to the schedule for preparation thereof in the ordinary course of business consistent with past practice. Neither Homeland nor any of its Subsidiaries incurs any material liability for Taxes of any kind other than those reflected in the financial statements provided to Chrysalis;

(p) Except as set forth in the **Exceptions Schedule** to be provided by Homeland to Chrysalis, neither Homeland nor any of its Subsidiaries has made any payment or loan to, or borrowed any moneys from or is otherwise indebted to, any officer, director, employee, shareholder or any other person not dealing at arm's length with Homeland or any of its Subsidiaries. Except as set forth in the **Exceptions Schedule** to be provided by Homeland to Chrysalis and for contracts of employment, Homeland is not a party to any contract with any officer, director, employee, shareholder or any other person not dealing at arm's length with Homeland. Except as set forth in the **Exceptions Schedule** to be provided by Homeland to Chrysalis, no officer, director or shareholder of Homeland or any of its Subsidiaries and no entity that is an affiliate or associate of one or more of those persons owns, directly or indirectly, in whole or in part, any property that Homeland or any of its Subsidiaries uses in the operation of their business or has any direct or indirect ownership interest in any firm or corporation with which Homeland or any of its Subsidiaries has a business relationship, or has any cause of action or other claim whatsoever against, or owes any amount to, Homeland or any of its Subsidiaries in

connection with their business, except for any liabilities reflected in the financial statements of Homeland provided to Chrysalis;

(q) to the knowledge of Homeland (without any investigation other than inquiring with the directors of Homeland and review of the corporate records), each of the Principal Shareholders owns the Homeland Common Shares represented to be owned by him, free and clear of any and all claims, encumbrances or other interest of any kind whatsoever, that would prevent the Merger from being consummated on the terms contemplated by this Agreement so that Homeland will be wholly-owned by Chrysalis without any encumbrance;

(r) no person or corporation is entitled to a finder's fee or other form of compensation from Homeland with respect to the Transaction;

(s) other than as set forth in the **Exceptions Schedule** to be provided by Homeland to Chrysalis, there are no agreements material to the conduct of the business of Homeland or any of its Subsidiaries; Chrysalis has been provided with true and complete copies of all such material agreements or access thereto, and except as disclosed in this Agreement, no approval or consent of any person is needed in order that such agreements continue in full force and effect following consummation of the transactions contemplated by this Agreement; and no material right, property, franchise or license of Homeland or its Subsidiaries has been or may be impaired or otherwise adversely affected as a result of the Transaction, including, for greater certainty, through the triggering of any third party's right (including subject to the provision of notice, the lapse of time, or both) to acquire any material asset of Homeland or any of its Subsidiaries;

(t) the consolidated audited financial statements of Homeland as at and for the financial years ended December 31, 2005 and 2006, and such other periods as may be required to meeting the requirements of the TSXV, including the notes thereto:

(i) will be prepared in accordance with Canadian generally accepted accounting principles, consistently applied;

(ii) will fairly present in all material respects the consolidated financial position of Homeland at the respective dates indicated and the results of operations of Homeland (on a consolidated basis) for the periods covered; and

(iii) will in all material respects contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of Homeland;

(u) Except as set forth in the **Exceptions Schedule** to be provided by Homeland to Chrysalis, since January 1, 2006,

(i) Homeland has conducted its businesses only in the usual, ordinary and regular course and consistent with past practice;

(ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) that has had or is reasonably likely to have a material adverse effect on Homeland has been incurred; and

(iii) no event that has had or is reasonably likely to have a material adverse effect on Homeland has occurred;

(v) except as disclosed in the **Exceptions Schedule** to be provided by Homeland to Chrysalis, neither Homeland nor any of its Subsidiaries has received any notice of proceedings relating to the revocation or adverse modification of any material mining or exploration authorities, permit or licence, nor have any of them received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining claims, groups of claims, exploration rights, concessions or leases with respect to any of Homeland's or its Subsidiaries resource properties;

(w) Homeland and its Subsidiaries has either freehold title, exploration licences, mining leases, mining concessions, mining claims or participating interests or other conventional property or proprietary interests or rights, or has made applications for the appropriate mineral rights (the details of which are to be set out in the **Exceptions Schedule** to be provided by Homeland to Chrysalis), recognized in the jurisdiction in which a particular property is located, in respect of the minerals located in properties in which Homeland or its Subsidiaries has an interest under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit Homeland or its Subsidiaries to explore the minerals relating thereto; all property, leases, or claims in which Homeland or its Subsidiaries has an interest or right have been validly located and recorded in accordance in all material respects with all applicable laws and are valid and subsisting;

(x) Homeland and its Subsidiaries hold freehold title, personal property title, or contractual interests or rights, recognized in the jurisdictions in which their properties are located, to all properties and assets reflected in the consolidated audited financial statements of Homeland for the financial year ended December 31, 2006 (or acquired after that date), where applicable, under valid, subsisting and enforceable agreements or instruments sufficient to permit Homeland and its Subsidiaries to explore the minerals relating thereto. So far as is known to Homeland, the real property in which Homeland or its Subsidiaries has an interest conforms in all material respects to all applicable laws, including zoning regulations, none of which would materially adversely interfere with the use of such real property for the purposes for which it is now utilized;

(y) the technical information concerning the mineral properties to be listed in the **Exceptions Schedule** to be provided by Homeland to Chrysalis, including, without limitation, resource and reserve estimates, capital and operating cost estimates and product profile, contained in the technical report(s) to be listed in the **Exceptions Schedule** to be provided by Homeland to Chrysalis, are being prepared in compliance with NI 43-101 and, to the best of Homeland's knowledge, will be complete and accurate; and

(z) none of the foregoing representations, warranties and statements of fact and no other statement furnished by or on behalf of Homeland in connection with the negotiation of this Agreement or the Transaction contain any untrue statement of a material fact or omit to state any material fact necessary to make such statement or representation not misleading to a prospective purchaser of shares of Homeland who is seeking full information as to Homeland and its properties, businesses and affairs.

**Representations and Warranties of Chrysalis**

19. Chrysalis represents and warrants to Homeland as follows:

(a) Chrysalis is a corporation duly incorporated, validly existing and in good standing under the laws of Canada. Chrysalis does not have any subsidiaries. Chrysalis is qualified to conduct business in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary;

(b) Chrysalis has the requisite corporate power and authority to enter into and perform this Agreement in accordance with the terms hereof. The execution, delivery and performance of this Agreement by Chrysalis and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of the board of directors or shareholders of Chrysalis is required, except for the approval by the board of directors of Chrysalis for any Transaction Document other than this Agreement to which Chrysalis may be a party, to the extent that such other Transaction Document varies from or adds to the terms of this Agreement or otherwise is material. This Agreement constitutes a valid and binding obligation of Chrysalis enforceable against Chrysalis in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor's rights and remedies or by other equitable principles of general application.

(c) Chrysalis has complied with and is in compliance, in all material respects, with all laws and regulations applicable to the operation of its business and has all material licenses, permits, orders or approvals of, and has made all required registrations with, any governmental or regulatory body that are material to the conduct of its business;

(d) the authorized share capital of Chrysalis consists of an unlimited number of common shares without par value of which as of the date hereof 7,345,625 Chrysalis Common Shares pre-Consolidation (918,203 Chrysalis Common Shares post-Consolidation) are validly issued and outstanding as fully paid and non-assessable shares in the capital of Chrysalis. In addition, as of the date hereof, there are outstanding 797,500 pre-Consolidation Chrysalis Options (99,688 post-Consolidation Chrysalis Options) pursuant to the Chrysalis Stock Option Plan and options to purchase up to 329,375 pre-Consolidation Chrysalis Common Shares (41,172 post-Consolidation Chrysalis Common Shares) granted to the agent in connection with Chrysalis' initial public offering, the details of each of which are set out in **Schedule A** attached hereto;

(e) except for transfer agent fees and escrow agent fees pursuant to agreements with Equity Transfer Services Inc., as well as legal, accounting, and other fees and expenses in connection with remaining in good standing with the TSXV and as a reporting issuer in the Provinces of Ontario, Alberta and British Columbia, Chrysalis has no agreements, contracts, undertakings or commitments of any kind;

(f) the corporate records and minute books of Chrysalis have been maintained substantially in accordance with all applicable laws and are complete and accurate in all material respects. Financial books and records and accounts of Chrysalis in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the

transactions and acquisitions and dispositions of assets of Chrysalis, and (iii) accurately and fairly reflect the basis for the Chrysalis financial statements;

(g) except as otherwise set out in this Agreement or any schedules hereto, (i) no shareholders of Chrysalis are entitled to preemptive rights or registration rights and there are no outstanding options, warrants, scrip, rights to subscribe to, call or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of Chrysalis; (ii) there are no contracts, commitments, understandings, or arrangements by which Chrysalis is or may become bound to issue additional shares of the capital stock of Chrysalis or options, securities or rights convertible into shares of capital stock of Chrysalis; (iii) Chrysalis is not a party to any agreement granting registration or anti-dilution rights to any person with respect to any of its equity or debt securities; and (iv) Chrysalis is not a party to, and it has no knowledge of, any agreement restricting the voting or transfer of any shares of the capital stock of Chrysalis;

(h) Chrysalis is a "capital pool company" created in accordance with and currently in compliance with the CPC Policy. Chrysalis is a "reporting issuer" in the Provinces of Ontario, Alberta and British Columbia. Chrysalis is in compliance with all continuous disclosure and other applicable securities laws. No securities commission or other authority of any government or self-regulatory organization, including without limitation the TSXV, has issued any order preventing the Transaction or the trading of any securities of Chrysalis;

(i) Chrysalis has the corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereby and the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Chrysalis;

(j) there are no, actions, suits, judgments, or proceedings pending against or affecting Chrysalis which will or may have a material adverse affect upon Chrysalis after giving effect to the Transaction or which may prevent the completion of the Transaction, and Chrysalis is not aware of any existing ground on which any claim, action, suit, judgment, litigation or proceeding might be commenced with any reasonable likelihood of success;

(k) Chrysalis has not made any payment or loan to, or borrowed any moneys from or is otherwise indebted to, any officer, director, employee, shareholder or any other person not dealing at arm's length with Chrysalis except with respect to any reasonable and bona fide expenses incurred by such persons relating to the business and affairs of Chrysalis. Chrysalis is not a party to any contract with any officer, director, employee, shareholder or any other person not dealing at arm's length with Chrysalis. No officer, director or shareholder of Chrysalis and no entity that is an affiliate or associate of one or more of those persons owns, directly or indirectly, in whole or in part, any property that Chrysalis uses in the operation of its business or has any cause of action or other claim whatsoever against, or owes any amount to, Chrysalis in connection with the business, except for any liabilities reflected in the financial statements of Chrysalis provided to Homeland;

(l) the offer and sale of all common shares and options of Chrysalis issued and outstanding as of the date hereof complied with all applicable Canadian securities laws. Chrysalis has furnished or made available to Homeland true and correct copies of Chrysalis's certificate of incorporation (or equivalent document of formation) and all amendments thereto as filed with the Province of Ontario (the "**Chrysalis Formation Document**") as in effect

on the date and Chrysalis's By-laws as in effect on the date hereof (the "**Chrysalis By-laws**");

(m) the execution, delivery and performance of this Agreement by Chrysalis and the consummation by Chrysalis of the transactions contemplated herein does not and will not (i) violate or conflict with any provision of the Chrysalis Formation Document or the Chrysalis By-laws, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which Chrysalis is a party or by which it or its properties or assets are bound, (iii) create or impose a lien, mortgage, security interest, charge or encumbrance of any nature on any property of Chrysalis under any agreement or any commitment to which Chrysalis is a party or by which Chrysalis is bound or by which any of its respective properties or assets are bound, or (iv) result in a violation of any federal, state, provincial, local or foreign statute, rule, regulation, order, judgment or decree (including federal, state and province securities laws and regulations) applicable to Chrysalis or by which any property or asset of Chrysalis is bound or affected;

(n) there is no action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or any other proceeding pending or, to the knowledge of Chrysalis, threatened against Chrysalis which questions the validity of this Agreement or the transactions contemplated hereby or any action taken or to be taken pursuant hereto. There is no action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or any other proceeding pending or, to the knowledge of Chrysalis, threatened, against or involving Chrysalis or any of its respective properties or assets. There are no outstanding orders, judgments, injunctions, awards or decrees of any court, arbitrator or governmental or regulatory body against Chrysalis or any officers or directors of Chrysalis in their capacities as such;

(o) other than the approval of the TSXV, no permit, authorization or consent of any party is necessary for the consummation by Chrysalis of the Transaction and the execution and delivery of this Agreement and the consummation by Chrysalis of the Transaction will not result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under any indenture, agreement or other instrument to which Chrysalis is a party or by which it is bound;

(p) none of the foregoing representations, warranties and statements of fact and no other statement furnished by or on behalf of Chrysalis in connection with the negotiation of this Agreement or the Transaction contain any untrue statement of a material fact or omit to state any material fact necessary to make such statement or representation not misleading to a prospective purchaser of shares of Chrysalis who is seeking full information as to Chrysalis and its properties, businesses and affairs;

(q) no order ceasing or suspending trading in any securities of Chrysalis or prohibiting the sale of securities of Chrysalis or the trading of any of Chrysalis's issued securities has been issued and no proceedings for such purpose are pending or, to the knowledge of Chrysalis, threatened;

(r) Chrysalis has paid in full all Taxes and any interest, fines and penalties, imposed by any governmental authority (including federal, provincial, municipal and foreign

governmental authorities) and, in the case of Taxes accruing on or before the Closing Date that are not due on or before the Closing Date, Chrysalis has made adequate provision for such payment in its books and records, to the extent such books and records have been closed and accruals therein have been made pursuant to the schedule for such accruals in the ordinary course of business consistent with past practice, and financial statements, to the extent such financial statements have been prepared pursuant to the schedule for preparation thereof in the ordinary course of business consistent with past practice. Chrysalis has not incurred any material liability for Taxes of any kind other than those reflected in the financial statements provided to Homeland;

(s) no person or corporation is entitled to a finder's fee or other form of compensation from Chrysalis with respect to the Transaction;

(t) the audited financial statements of Chrysalis as at and for the financial year ended December 31, 2006 including the notes thereto:

(i) are prepared in accordance with Canadian generally accepted accounting principles, consistently applied;

(ii) fairly present in all material respects the financial position of Chrysalis as at December 31, 2006 and the results of operations of Chrysalis for the period covered; and

(iii) in all material respects contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of Chrysalis; and

(u) since its date of incorporation:

(i) Chrysalis has conducted its businesses only in the usual, ordinary and regular course and consistent with past practice;

(ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) that has had or is reasonably likely to have a material adverse effect on Chrysalis has been incurred; and

(iii) no event that has had or is reasonably likely to have a material adverse effect on Chrysalis has occurred.

**Standstill and Agreement to Support Transaction**

20. Homeland hereby agrees from the date hereof until the earlier of the closing of the Transaction and the Termination Date (as hereinafter defined), without the prior written consent of Chrysalis:

    (a) not to initiate, propose, assist or participate in any activities or solicitations in opposition to or in competition with the Transaction and, without limiting the generality of the foregoing, not to induce or attempt to induce any other person to initiate any shareholder proposal, acquisition of shares in the capital of Homeland, acquisition of any of the assets of Homeland or any of its Subsidiaries (other than in the ordinary course consistent its past practices), or any other form of transaction inconsistent with completion of the Transaction and not to take actions of any kind which may reduce the likelihood of success of the Transaction, except as may be required by the fiduciary duties of the board of directors of Homeland or as may be otherwise required by law;

    (b) to use its commercially reasonable efforts to cause the shareholders of Homeland to take all reasonable actions to complete the Transaction and to not take any action contrary to or in opposition to the Transaction, except as may be required by the fiduciary duties of the board of directors of Homeland or as may be otherwise required by law;

    (c) that neither Homeland nor any of its Subsidiaries shall make loans, advances or other similar payments to any party other than in the ordinary course of business and consistent with its past practices, excluding routine advances to employees of Homeland for expenses incurred in the ordinary course or as is agreed to by Chrysalis in writing;

    (d) that neither Homeland nor any of its Subsidiaries shall declare or pay any dividends or distribute any of their properties or assets to shareholders;

    (e) not to alter or amend Homeland's Incorporation Documents in any manner which may adversely affect the success of the Transaction, except as is agreed to by Chrysalis in writing or as strictly required to give effect to the matters contemplated herein (including, without limitation, the recapitalization contemplated in this Agreement);

    (f) that neither Homeland nor any of its Subsidiaries shall enter into any contract or agreement with, make any payment or loan to, borrow any moneys from or otherwise become indebted to, any officer, director, employee, consultant, shareholder or any other person not dealing at arm's length with Homeland, any of its Subsidiaries or their affiliates except as specifically contemplated herein or as contemplated in existing agreements or their respective employment or consulting contracts or except routine advances to employees or consultants of Homeland for expenses incurred in the ordinary course or as is agreed to by Chrysalis in writing; and

    (g) to cooperate fully with Chrysalis and to use its commercially reasonable efforts to assist Chrysalis in its efforts to complete the Transaction, except as may be required by the fiduciary duties of the board of directors of Homeland or as may be otherwise required by law.

21. Chrysalis hereby agrees from the date hereof until the Termination Date (as hereinafter defined):

    (a) not to initiate, propose, assist or participate in any activities or solicitations in opposition to or in competition with the Transaction and, without limiting the generality of the

foregoing, not to induce or attempt to induce any other person to initiate any shareholder proposal, acquisition of shares in the capital of Homeland or any other form of transaction inconsistent with completion of the Transaction and not to take actions of any kind which may reduce the likelihood of success of the Transaction, except as may be required by the fiduciary duties of the board of directors of Chrysalis or as may be otherwise required by law;

(b) not to issue any debt or equity or other securities, except for the issuance of common shares upon the exercise of existing stock options;

(c) not to borrow any money or incur any indebtedness;

(d) not to make loans, advances or other similar payments to any party;

(e) not to make any expenditures except those that are reasonably necessary to carry out the terms of this Agreement, that are necessary to fulfill Chrysalis' obligations as a reporting issuer under Canadian securities laws, that are necessary to fulfill Chrysalis' general operating activities or that are incurred to reimburse directors or officers for reasonable expenses incurred for the foregoing purposes;

(f) not to declare or pay any dividends or distribute any of Chrysalis's assets to shareholders;

(g) not to alter or amend Chrysalis's articles or by-laws in any manner which may adversely affect the success of the Transaction, except as strictly required to give effect to the matters contemplated herein; and

(h) not to enter into any transaction or material contract, except as reasonably necessary to give effect to the matters contemplated herein.

**Lock-Up Agreement**

22. Each of the Principal Shareholders hereby agrees:

(a) not to initiate, propose, assist or participate in any activities or solicitations in opposition to or in competition with the Transaction and, without limiting the generality of the foregoing, not to induce or attempt to induce any other person to initiate any shareholder proposal, acquisition of shares in the capital of Homeland or any other form of transaction inconsistent with completion of the Transaction and not to take actions of any kind which may reduce the likelihood of success of the Transaction, except as required by statutory law;

(b) to use his commercially reasonable efforts to cause all shareholders of Homeland to take all reasonable actions to complete the Transaction and to not take any action contrary to or in opposition to the Transaction;

(c) to vote his Homeland Common Shares in favour of the Merger and (without duplication of the above) not to take any action that would prevent the Transaction from being consummated on the terms contemplated by this Agreement so that Homeland will be wholly-owned by Chrysalis without any encumbrance; and

(d) to cooperate fully with Chrysalis and to use its commercially reasonable efforts to assist Chrysalis in its efforts to acquire all of the shares in the capital of Homeland.

23. Homeland and each of the Principal Shareholders agrees to use its commercially reasonable efforts to cause Homeland shareholders holding sufficient numbers of Homeland Common Shares to approve the Merger (collectively, the **"Supporting Shareholders"**) to sign an undertaking (collectively, the **"Lock-Up Undertakings"**) in favour of Chrysalis whereby they agree:

(a) not to initiate, propose, assist or participate in any activities or solicitations in opposition to or in competition with the Transaction and, without limiting the generality of the foregoing, not to induce or attempt to induce any other person to initiate any shareholder proposal, acquisition of shares in the capital of Homeland or any other form of transaction inconsistent with completion of the Transaction and not to take actions of any kind which may reduce the likelihood of success of the Transaction, except as required by statutory law; and

(b) to vote his Homeland Common Shares in favour of the Merger and (without duplication of the above) not to take any action that would prevent the Transaction from being consummated on the terms contemplated by this Agreement so that Homeland will be wholly-owned by Chrysalis without any encumbrance.

**Liability for Contingent Fees**

24. Chrysalis and Homeland acknowledge and agree that neither Chrysalis nor Homeland shall have any obligation or liability, whether actual or contingent, for any finder's fees or other contingent fees in connection with the Transaction.

**Access to Information**

25. Upon acceptance of this Agreement and until the completion of the transactions contemplated hereby or the Termination Date, each party will allow the other and its authorized representatives, including legal counsel and consultants, access to all information, books or records relevant for the purpose of the transactions contemplated herein. Each party hereto agrees that all information and documents so obtained will be kept confidential and the contents thereof will not be disclosed to any person without the prior written consent of the disclosing party.

**Expenses**

26. Each of the parties shall be responsible for their own costs and charges incurred with respect to the transactions contemplated herein including, without limitation, all costs and charges incurred prior to the date of this Agreement and all legal and accounting fees and disbursements relating to preparing the Transaction Documents or otherwise relating to the transactions contemplated herein.

**Confidentiality**

27. No disclosure or announcement, public or otherwise, in respect of this Agreement or the transactions contemplated herein will be made by any party without the prior approval of the other party as to timing, content and method, provided that the obligations herein will not prevent any party from making, after consultation with the other party, such disclosure as its counsel advises is required by applicable law or the rules and policies of the TSXV.

28. Unless and until the transactions contemplated in this Agreement have been completed, or the Termination Date, except with the prior written consent of the other party, each of the parties hereto and their respective employees, officers, directors, shareholders, agents, advisors and other representatives will hold all information received from the other party in strictest confidence, except such information and documents available to the public or as are required to be disclosed by applicable law.

29. All such information in written form and documents will be returned to the party originally delivering them in the event that the transactions provided for in this Agreement are not consummated.

**Termination**

30. This Agreement shall terminate with the parties having no obligations to each other, other than in respect of the cost and expense provisions contained in Section 26 and the confidentiality provisions contained in Sections 27 to 29, on such date (the "**Termination Date**") in which any of the following events occurs:

    (a) upon the date on which Homeland and Chrysalis mutually agree to terminate this Agreement;

    (b) upon the thirtieth ($30^{th}$) day after the date on which written notification by either party to this Agreement (the "**Terminating Party**") gives written notice to the other party (the "**Breaching Party**"), of the occurrence of a material breach of any provision of this Agreement by the Breaching Party; provided such breach has not been remedied to the satisfaction of the Terminating Party, acting reasonably, within such thirty (30) days; or

    (c) on December 12, 2007 (or such other date as the parties may agree to in writing) if the Transaction has not been consummated by such date.

**Investor Relations**

31. Following closing of the Transaction, Chrysalis shall engage, whether internally or externally, a professional investor relations expertise to formalize an investor relations program for a minimum period of twelve months from the Closing Date, such program to be acceptable to The Chrysalis Capital Group Inc.

**Miscellaneous**

32. All dollar amounts expressed herein are in Canadian currency, unless otherwise specified.

33. Any notice or other communication to be given hereunder shall, in the case of notice to be given to Chrysalis, be addressed to:

    Chrysalis Capital IV Corporation
    1255 Bay St., Ste 400
    Toronto, Ontario
    M5R 2A9

    Attention: Robert Munro, President
    Facsimile No.: (416) 352-5763

and a copy to:

Aird & Berlis LLP
BCE Place
1800 - 181 Bay Street
Toronto, Ontario
M5J 2T9

Attention: Richard M. Kimel
Facsimile No.: (416) 863-1515

and, in the case of notice to be given to Homeland, be addressed to:

Homeland Energy Corp.
c/o 144 Front Street West, Suite 780
Toronto, Ontario
M5J 2L7

Attention: Stephen Coates, President
Facsimile No.: (416) 362-6830

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and a notice shall, if delivered prior to 4:30 pm on a business day (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first business day following the day on which it is delivered.

34. This Agreement will be binding upon, and will enure to the benefit of and be enforceable by the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. No assignment of this Agreement will be permitted without the consent of the other party.

35. This Agreement:

(a) constitutes the entire agreement, and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof;

(b) is not intended to confer upon any other person any rights or remedies hereunder; and

(c) shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein, without giving effect to the principles of conflict of laws thereof.

36. This Agreement may be executed and evidenced by a facsimile copy thereof and all such counterparts or facsimile counterparts shall constitute one document.

If this Agreement is acceptable, please communicate your acceptance by executing the duplicate copy hereof in the appropriate space below and returning such executed copy to Chrysalis at the address set out above on or before 5:00 p.m. (Toronto time) on June 13, 2007

Yours truly,

CHRYSALIS CAPITAL IV CORPORATION

Per: ______________________
Marc Lavine
Chairman and Chief Executive Officer

Per: ______________________
Robert Munro
President

THIS AGREEMENT is hereby accepted on the terms and conditions set forth herein on this 13th day of June, 2007.

HOMELAND ENERGY CORPORATION

Per: ______________________
A. Tom Griffis
Chairman

Per: ______________________
Stephen Coates
Chief Executive Officer

PRINCIPAL SHAREHOLDERS

______________________
Stephen Coates

______________________
Stephen Coates, as trustee of The Coates Family Trust

______________________
Nicole Anne Coates

______________________
A. Tom Griffis

______________________
Avrom E. Howard

______________________
Neil McLoughlin

______________________
Stephen Woodhead

2285213.7

If this Agreement is acceptable, please communicate your acceptance by executing the duplicate copy hereof in the appropriate space below and returning such executed copy to Chrysalis at the address set out above on or before 5:00 p.m. (Toronto time) on June 13, 2007

Yours truly,

CHRYSALIS CAPITAL IV CORPORATION

Per: ______________________________
Marc Lavine
Chairman and Chief Executive Officer

Per: ______________________________
Robert Munro
President

THIS AGREEMENT is hereby accepted on the terms and conditions set forth herein on this 13th day of June, 2007.

HOMELAND ENERGY CORPORATION

Per: ______________________________
A. Tom Griffis
Chairman

Per: ______________________________
Stephen Coates
Chief Executive Officer

PRINCIPAL SHAREHOLDERS

______________________________
Stephen Coates

Nicole Coates
~~Stephen Coates~~, as trustee of The Coates Family Trust

______________________________
Nicole Anne Coates

______________________________
A. Tom Griffis

______________________________
Avrom E. Howard

______________________________
Neil McLoughlin

______________________________
Stephen Woodhead

If this Agreement is acceptable, please communicate your acceptance by executing the duplicate copy hereof in the appropriate space below and returning such executed copy to Chrysalis at the address set out above on or before 5:00 p.m. (Toronto time) on June 13, 2007

Yours truly,

CHRYSALIS CAPITAL IV CORPORATION

Per: ______________________
Marc Lavine
Chairman and Chief Executive Officer

Per: ______________________
Robert Munro
President

THIS AGREEMENT is hereby accepted on the terms and conditions set forth herein on this 13th day of June, 2007.

HOMELAND ENERGY CORPORATION

Per: ______________________
A. Tom Griffis
Chairman

Per: ______________________
Stephen Coates
Chief Executive Officer

PRINCIPAL SHAREHOLDERS

| | | |
|---|---|---|
| Stephen Coates | Stephen Coates, as trustee of The Coates Family Trust | Nicole Anne Coates |
| A. Tom Griffis | Avrom E. Howard | |
| Neil McLoughlin | Stephen Woodhead | |

**FOR IMMEDIATE RELEASE** **TSX Venture Exchange Symbol: CIV.P**



**PRESS RELEASE**

**Chrysalis to close Qualifying Transaction with Homeland on February 29th**

February 21, 2008 - Toronto, Ontario - Chrysalis Capital IV Corporation (**"Chrysalis"**) is pleased to announce that it has filed a Filing Statement prepared in accordance with the requirements of the TSX Venture Exchange (the **"Exchange"**) in connection with its previously announced proposed qualifying transaction (the **"Qualifying Transaction"**) with Homeland Energy Corp. (**"Homeland"**). Shareholders are encouraged to go to www.sedar.com to review the Filing Statement. The Qualifying Transaction is currently scheduled to close on or about February 29, 2008.

Chrysalis is also pleased to announce that 26,982,980 common shares of Homeland (**"Homeland Common Shares"**) have been validly deposited pursuant to the previously announced share exchange offer by Chrysalis. The deposited Homeland Common Shares represent approximately 78% of the current issued and outstanding Homeland Common Shares. Chrysalis intends to instruct the depositary, Equity Transfer & Trust Company, to take up and pay for all of the Homeland Common Shares validly deposited pursuant to the offer concurrent with the closing of the Qualifying Transaction.

*Completion of the Qualifying Transaction is subject to a number of conditions, including but not limited to, final acceptance from the TSX Venture Exchange. There can be no assurance that the Qualifying Transaction will be completed as proposed or at all.*

*Investors are cautioned that, except as disclosed in the Filing Statement prepared in connection with the Qualifying Transaction, any information released or received with respect to the Qualifying Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Chrysalis should be considered highly speculative.*

*The TSX Venture Exchange has in no way passed upon the merits of the Qualifying Transaction and has neither approved nor disapproved the contents of this press release.*

*Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. Chrysalis assumes no obligation to update the forward-looking statements unless and until required by applicable securities laws. Additional information identifying risks and uncertainties is contained in filings by Chrysalis with the Canadian securities regulators, which filings are available at www.sedar.com.*

**THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OR ADEQUACY OF THIS RELEASE.**

For more information, please contact:

Marc Lavine, Chairman and Chief Executive Officer
Robert Munro, President and Chief Financial Officer
Chrysalis Capital IV Corporation
T: (416) 352-5763
E: contact@tccg.ca
W: www.tccg.ca

**FOR IMMEDIATE RELEASE** **TSX Venture Exchange Symbol: CIV.P**



**PRESS RELEASE**

**Chrysalis Provides Updates To Homeland Energy Corp's Business Activities**

February 22, 2008 - Toronto, Ontario - Chrysalis Capital IV Corporation ("**Chrysalis**") is pleased to provide updates on the business activities of Homeland Energy Corp. ("**Homeland**"). As previously announced, the proposed Qualifying transaction with Homeland is set to close on or about February 29, 2008 (see press release dated February 21, 2008) and is expected to begin trading on the Toronto Stock Exchange under the assigned ticker symbol of "**HEG**" in early March, 2008.

**Acquisition of 15% of Altona Resources**

Chrysalis is please to report that Homeland has acquired a 15.6% stake in Altona Resources Plc (AIM: ANR) ("**Altona**") through a share exchange with two of Altona's major shareholders. Altona is a Perth, Australia-based company focused on the delineation of a coal resource in South Australia and the completion of a feasibility study on a coal-to-liquid plant with power-generating capacity, also in South Australia. "By taking this position in Alton Resources, we continue to augment our investment in energy companies and create a geographically diverse portfolio of energy-focused projects, in addition to our own coal-focused operations in South Africa," commented Stephen Coates, President and CEO of Homeland. "In addition to this recent investment in Altona, Homeland continues to hold a 39% position in Homeland Uranium Inc., with its uranium exploration activities in Niger and the United States."

The investment in Altona was completed on February 13, 2008 through the purchase of 44,250,000 shares of Altona Resources, by issuing 737,500 shares of Homeland.

**Acquisition of interest Homeland's South African subsidiary by a Strategic Investor**

On February 8, 2008, Homeland received notification that its strategic investor would be exercising the first of its three options, as per the terms of the Memorandum of Understanding (the "**MOU**") signed on December 15, 2007, to acquire up 50% of Homeland's South African subsidiary, Homeland Mining & Energy SA (Pty) Ltd. ("**HMESA**"). The first option was exercised for 5% of HMESA at a price of US$15,000,000, subject to satisfactory negotiation and execution of definitive documentation.

The strategic investor has a second option to purchase another 5%, and a third option for 40% of HMESA, exercisable between now and December 31, 2008. The first two options may be converted into shares of Homeland if the strategic investor decides not to exercise its third option. Please see the "Recent Transactions" section of the Filing Statement, available at www.sedar.com for additional details.

*Completion of the Qualifying Transaction is subject to a number of conditions, including but not limited to, final acceptance from the TSX Venture Exchange. There can be no assurance that the Qualifying Transaction will be completed as proposed or at all.*

*Investors are cautioned that, except as disclosed in the Filing Statement prepared in connection with the Qualifying Transaction, any information released or received with respect to the Qualifying Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Chrysalis should be considered highly speculative.*

*The TSX Venture Exchange has in no way passed upon the merits of the Qualifying Transaction and has neither approved nor disapproved the contents of this press release.*

*Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. Chrysalis assumes no obligation to update the forward-looking statements unless and until required by applicable securities laws. Additional information identifying risks and uncertainties is contained in filings by Chrysalis with the Canadian securities regulators, which filings are available at www.sedar.com.*

**THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OR ADEQUACY OF THIS RELEASE.**

For more information, please contact:

Marc Lavine, Chairman and Chief Executive Officer
Robert Munro, President and Chief Financial Officer
Chrysalis Capital IV Corporation
T: (416) 352-5763
E: contact@tccg.ca
W: www.tccg.ca
3712807.3



RECEIVED

2008 JUN 25 P 1:37

SRK House
265 Oxford Road, Illovo
Johannesburg 2196

P O Box 55291
Northlands 2116
South Africa

e-Mail:
URL: http://www.srk.co.za

Tel: +27 (0) 11 441 1111
Fax: +27 (0) 11 880 8086



**CONSENT OF QUALIFIED PERSON**
**FILED ON SEDAR**

**TO:** TSX Venture Exchange
The Ontario Securities Commission
The Alberta Securities Commission
The British Columbia Securities Commission

**RE: INDEPENDENT TECHNICAL REPORT (ITR) SUMMARISING THE SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES OF THE ELOFF BLOCK MINERAL PROPERTY, MPUMALANGA PROVINCE, SOUTH AFRICA**

I, Grant van Heerden, Senior Coal Geologist of SRK Consulting (South Africa) (Pty) Limited ("SRK") refer to the filing statement of the Homeland Energy Corp. dated 20 February 2008 (the "Filing Statement").

I hereby consent to the references to our firm name in the Filing Statement and to the reference to our technical report entitled *"Independent Technical Report (ITR) summarising the scientific and technical information concerning mineral exploration, development and production activities of the Eloff Block mineral property, Mpumalanga Province, South Africa"* dated July 31, 2007, by Andrew Birtles and myself (the "Technical Report") and to the use of such report, including any extracts from it and summary thereof, in the Filing Statement. I understand that the filing statement filing statement will be made available to the public on SEDAR. In addition, I hereby consent to the submission of the Technical Report to the TSX Venture Exchange.

I certify that I have read the Filing Statement and believe that it fairly and accurately represents the information in the Technical Report that supports the disclosure, and have no reason to believe that there are any misrepresentations in the information contained in the Filing Statement that are derived from the Technical Report or that I am otherwise aware.

Dated this 20th day of February, 2008.

Sincerely,

Grant van Heerden, Pr.Sci.Nat.








SRK House
225 Oxford Road, [illegible]
Johannesburg 2116

P O Box [illegible]
Northlands 2116
South Africa

e-Mail: [illegible]@srk.co.za
URL: http://www.srk.co.za

Tel: +27 (0) 11 441 1111
Fax: +27 (0) 11 880 8086






**CONSENT OF QUALIFIED PERSON**
**FILED ON SEDAR**

**TO:** TSX Venture Exchange
The Ontario Securities Commission
The Alberta Securities Commission
The British Columbia Securities Commission

**RE: INDEPENDENT TECHNICAL REPORT (ITR) SUMMARISING THE SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES OF THE KENDAL PROJECT MINERAL PROPERTY, MPUMALANGA PROVINCE, SOUTH AFRICA**

I, Grant van Heerden, Senior Coal Geologist of SRK Consulting (South Africa) (Pty) Limited ("SRK") refer to the filing statement of the Homeland Energy Corp. dated 20 February 2008 (the "Filing Statement").

I hereby consent to the references to our firm name in the Filing Statement and to the reference to our technical report entitled *"Independent Technical Report (ITR) summarising the scientific and technical information concerning mineral exploration, development and production activities of the Kendal Project mineral property, Mpumalanga Province, South Africa"* dated July 31, 2007, by Andrew Birtles and myself (the "Technical Report") and to the use of such report, including any extracts from it and summary thereof, in the Filing Statement. I understand that the filing statement filing statement will be made available to the public on SEDAR. In addition, I hereby consent to the submission of the Technical Report to the TSX Venture Exchange.

I certify that I have read the Filing Statement and believe that it fairly and accurately represents the information in the Technical Report that supports the disclosure, and have no reason to believe that there are any misrepresentations in the information contained in the Filing Statement that are derived from the Technical Report or that I am otherwise aware.

Dated this 20th day of February, 2008.

Sincerely,

Grant van Heerden, Pr.Sci.Nat.




SRK Consulting
Engineers and Scientists

SRK House
Johannesburg 2196

P O Box 55291
South Africa

URL: http://www.srk.co.za

Tel: +27 (0) 11 441 1111



**CONSENT OF QUALIFIED PERSON**
**FILED ON SEDAR**

**TO:** TSX Venture Exchange
The Ontario Securities Commission
The Alberta Securities Commission
The British Columbia Securities Commission

**RE: INDEPENDENT TECHNICAL REPORT (ITR) SUMMARISING THE SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES OF THE ELOFF BLOCK MINERAL PROPERTY, MPUMALANGA PROVINCE, SOUTH AFRICA**

I, Grant van Heerden, Senior Coal Geologist of SRK Consulting (South Africa) (Pty) Limited ("SRK") refer to the filing statement of the Homeland Energy Corp. dated 20 February 2008 (the "Filing Statement").

I hereby consent to the references to our firm name in the Filing Statement and to the reference to our technical report entitled *"Independent Technical Report (ITR) summarising the scientific and technical information concerning mineral exploration, development and production activities of the Eloff Block mineral property, Mpumalanga Province, South Africa"* dated July 31, 2007, by Andrew Birtles and myself (the "Technical Report") and to the use of such report, including any extracts from it and summary thereof, in the Filing Statement. I understand that the filing statement filing statement will be made available to the public on SEDAR. In addition, I hereby consent to the submission of the Technical Report to the TSX Venture Exchange.

I certify that I have read the Filing Statement and believe that it fairly and accurately represents the information in the Technical Report that supports the disclosure, and have no reason to believe that there are any misrepresentations in the information contained in the Filing Statement that are derived from the Technical Report or that I am otherwise aware.

Dated this 20th day of February, 2008.

Sincerely,

Grant van Heerden, Pr.Sci.Nat.









SRK Consulting
Engineers and Scientists



SRK House
265 Oxford Road, Illovo
Johannesburg 2196

P O Box 55291
Northlands 2116
South Africa

e-Mail: johannesburg@srk.co.za
URL: http://www.srk.co.za

Tel: +27 (0) 11 441 1111
Fax: +27 (0) 11 880 8086



**CONSENT OF QUALIFIED PERSON**
**FILED ON SEDAR**

**TO:** TSX Venture Exchange
The Ontario Securities Commission
The Alberta Securities Commission
The British Columbia Securities Commission

**RE: INDEPENDENT TECHNICAL REPORT (ITR) SUMMARISING THE SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES OF THE ELOFF BLOCK MINERAL PROPERTY, MPUMALANGA PROVINCE, SOUTH AFRICA**

I, Andrew Birtles, Principal Mining Engineer and Associate of SRK Consulting (South Africa) (Pty) Limited ("SRK") refer to the filing statement of the Homeland Energy Corp. dated 20 February 2008 (the "Filing Statement").

I hereby consent to the references to our firm name in the Filing Statement and to the reference to our technical report entitled *"Independent Technical Report (ITR) summarising the scientific and technical information concerning mineral exploration, development and production activities of the Eloff Block mineral property, Mpumalanga Province, South Africa"* dated July 31, 2007, by Grant van Heerden and myself (the "Technical Report") and to the use of such report, including any extracts from it and summary thereof, in the Filing Statement. I understand that the filing statement filing statement will be made available to the public on SEDAR. In addition, I hereby consent to the submission of the Technical Report to the TSX Venture Exchange.

I certify that I have read the Filing Statement and believe that it fairly and accurately represents the information in the Technical Report that supports the disclosure, and have no reason to believe that there are any misrepresentations in the information contained in the Filing Statement that are derived from the Technical Report or that I am otherwise aware.

Dated this 20th day of February, 2008.

Sincerely,

Andrew Birtles, Pr.Eng.





Bellville +27 (0) 21 913 3333
Cape Town +27 (0) 21 000 3360
Durban +27 (0) 31 279 1200
East London +27 (0) 43 743 0232
Johannesburg +27 (0) 11 441 1111
Kimberley +27 (0) 53 001 5813
Pietermaritzburg +27 (0) 33 345 0311
Port Elizabeth +27 (0) 41 581 1011
Pretoria +27 (0) 12 361 0321
Rustenburg +27 (0) 14 594 1280
Dar-es-Salaam +25 (5) 22 260 1031
Harare +263 (4) 49 6182



**SRK Consulting**
*Engineers and Scientists*



SRK House
265 Oxford Road, Illovo
Johannesburg 2196

P O Box 55291
Northlands 2116
South Africa

e-Mail: johannesburg@srk.co.za
URL: http://www.srk.co.za

Tel: +27 (0) 11 441 1111
Fax: +27 (0) 11 880 8086



## CONSENT OF QUALIFIED PERSON
## FILED ON SEDAR

**TO:** TSX Venture Exchange
The Ontario Securities Commission
The Alberta Securities Commission
The British Columbia Securities Commission

**RE: INDEPENDENT TECHNICAL REPORT (ITR) SUMMARISING THE SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES OF THE KENDAL PROJECT MINERAL PROPERTY, MPUMALANGA PROVINCE, SOUTH AFRICA**

I, Andrew Birtles, Principal Mining Engineer and Associate of SRK Consulting (South Africa) (Pty) Limited ("SRK") refer to the filing statement of the Homeland Energy Corp. dated 20 February 2008 (the "Filing Statement").

I hereby consent to the references to our firm name in the Filing Statement and to the reference to our technical report entitled *"Independent Technical Report (ITR) summarising the scientific and technical information concerning mineral exploration, development and production activities of the Kendal Project mineral property, Mpumalanga Province, South Africa"* dated July 31, 2007, by Grant van Heerden and myself (the "Technical Report") and to the use of such report, including any extracts from it and summary thereof, in the Filing Statement. I understand that the filing statement filing statement will be made available to the public on SEDAR. In addition, I hereby consent to the submission of the Technical Report to the TSX Venture Exchange.

I certify that I have read the Filing Statement and believe that it fairly and accurately represents the information in the Technical Report that supports the disclosure, and have no reason to believe that there are any misrepresentations in the information contained in the Filing Statement that are derived from the Technical Report or that I am otherwise aware.

Dated this 20th day of February, 2008.

Sincerely,



Andrew Birtles, Pr.Eng.

 Industry Canada

Industrie Canada

RECEIVED

2008 JUN 25 P 1:39

**Certificate of Amendment**

**Certificat de modification**

**Canada Business Corporations Act**

**Loi canadienne sur les sociétés par actions**

| Chrysalis Capital IV Corporation | 664034-6 |
|---|---|
| Name of corporation-Dénomination de la société | Corporation number-Numéro de la société |

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;

☐ a) en vertu de l'article 13 de la Loi canadienne sur les sociétés par actions, conformément à l'avis ci-joint;

b) under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;

☐ b) en vertu de l'article 27 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;

c) under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;

☑ c) en vertu de l'article 179 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;

d) under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;

☐ d) en vertu de l'article 191 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

Richard G. Shaw
Director - Directeur

February 28, 2008 / le 28 février 2008
Date of Amendment - Date de modification

Canada

Industry Canada Industrie Canada

Canada Business Corporations Act
Loi canadienne sur les sociétés par actions

ELECTRONIC TRANSACTION REPORT
RAPPORT DE LA TRANSACTION ÉLECTRONIQUE

ARTICLES OF AMENDMENT (SECTIONS 27 OR 177)
CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)

Processing Type - Mode de traitement: E-Commerce/Commerce-É

| 1. Name of Corporation - Dénomination de la société | 2. Corporation No. - N° de la société |
|---|---|
| Chrysalis Capital IV Corporation | 664034-6 |

3. The articles of the above-named corporation are amended as follows:
Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:

BY CONSOLIDATING the common shares of the Corporation on the basis that two (2) existing issued and outstanding common shares shall become one (1) common share.

| Date | Name - Nom | Signature | Capacity of - en qualité |
|---|---|---|---|
| 2008-02-28 | ROBERT MUNRO | | AUTHORIZED OFFICER |





 Industry Canada | Industrie Canada



Certificate of Amendment | Certificat de modification

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

Homeland Energy Group Ltd. | 664034-6

Name of corporation-Dénomination de la société | Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

☐ a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice; / a) en vertu de l'article 13 de la Loi canadienne sur les sociétés par actions, conformément à l'avis ci-joint;

☐ b) under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares; / b) en vertu de l'article 27 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;

☑ c) under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment; / c) en vertu de l'article 179 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;

☐ d) under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization; / d) en vertu de l'article 191 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

Richard G. Shaw
Director - Directeur

February 29, 2008 / le 29 février 2008
Date of Amendment - Date de modification

Canadä

Industry Canada Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

ELECTRONIC TRANSACTION REPORT — RAPPORT DE LA TRANSACTION ÉLECTRONIQUE

ARTICLES OF AMENDMENT (SECTIONS 27 OR 177) — CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)

Processing Type - Mode de traitement: E-Commerce/Commerce-É

| 1. Name of Corporation - Dénomination de la société | 2. Corporation No. - N° de la société |
|---|---|
| Chrysalis Capital IV Corporation | 664034-6 |

3. The articles of the above-named corporation are amended as follows:
Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:

The corporation changes its name to:
Homeland Energy Group Ltd.

| Date | Name - Nom | Signature | Capacity of - en qualité |
|---|---|---|---|
| 2008-02-29 | ROBERT MUNRO | | AUTHORIZED OFFICER |




Canada

FOR IMMEDIATE RELEASE TSX Venture Exchange Symbol: CIV.P




chrysalis
capital IV corporation

**Chrysalis Capital IV Corporation**
**Announces Completion of Qualifying Transaction with**
**Homeland Energy Corp.;**
**Shares to Commence Trading on the Toronto Stock Exchange**

**March 3, 2008** – Toronto, Ontario - Chrysalis Capital IV Corporation (TSXV:CIV.P) ("**Chrysalis**") is pleased to announce that on Friday, February 29, 2008, it completed its previously announced acquisition of Homeland Energy Corp. ("**Homeland Corp.**") by way of a merger (the "**Merger**") of Homeland Corp. with Chrysalis Capital IV (BVI) Corporation, a wholly-owned subsidiary of Chrysalis. The Merger constitutes Chrysalis' qualifying transaction (the "**Qualifying Transaction**") pursuant to the policies of the TSX Venture Exchange (the "**TSXV**").

Prior to the Merger, Chrysalis consolidated its common shares on a one (1) for two (2) basis and Homeland Corp. split its common shares on a four (4) for one (1) basis. Upon the Merger, Chrysalis then issued one (1) common share for each common share of Homeland Corp. issued and outstanding immediately prior to the Merger. The outstanding options, warrants and other convertible securities of Homeland Corp. are exercisable for common shares of Chrysalis based on the same exchange ratios. Chrysalis has also filed articles of amendment to change its name to Homeland Energy Group Ltd. ("**Homeland Group**").

Immediately prior to the Merger, Chrysalis took up and paid for 107,931,920 common shares of Homeland Corp. that were validly deposited pursuant to the previously announced share exchange offer by Chrysalis.

As a result of the completion of the Qualifying Transaction, Homeland Group has 145,001,117 common shares issued and outstanding. Assuming that all of the outstanding options and warrants are exercised, 161,661,259 common shares of Homeland Group will be issued and outstanding on a fully diluted basis.

The board of directors of Homeland Group now consists of Tom Griffis, Stephen Coates, Avrom Howard, Neil McLoughlin, Laurence Curtis and Robert Munro. Stephen Coates has been appointed President and Chief Executive Officer of Homeland Group, Stephen Woodhead has been appointed Chief Financial Officer and Corporate Secretary of Homeland Group and Naomi Nemeth has been appointed Vice President, Investor Relations of Homeland Group.

A Filing Statement dated February 20, 2008 prepared in accordance with the requirements of the Exchange in connection with the Qualifying Transaction has been filed with the Exchange and applicable Canadian securities regulators on SEDAR, and is available to be publicly accessed at www.sedar.com.

Subject to receiving final approval from the Toronto Stock Exchange (the "**TSX**"), Homeland Group anticipates that its common shares will commence trading on or about Wednesday, March 5, 2008 on the TSX under its new trading symbol "**HEG**".

For more information concerning Homeland Energy, please visit www.homelandcorp.com

## ABOUT HOMELAND ENERGY CORP.

Homeland Energy Corp. is a private company focused on energy exploration and development in Southern Africa. Homeland owns three advanced development/predevelopment coal projects in South Africa and a number of early-stage exploration properties in the provinces of Mpumalanga and Kwa-Zulu Natal. The Company is currently negotiating to acquire interests in a number of additional coal properties in eastern South Africa and neighbouring countries. Homeland is also significant shareholder in Homeland Uranium Inc., a Canadian uranium exploration and development company focused on projects in Niger and the United States.

## ABOUT CHRYSALIS CAPITAL IV CORPORATION

Chrysalis Capital IV Corporation is The Chrysalis Capital Group's ("**TCCG**") fourth capital pool company ("**CPC**"). TCCG is focused on generating superior shareholder returns through the creation of a series of unique CPCs. To date, TCCG has created five Chrysalis branded CPCs and has assisted in the creation of three additional CPCs under TCCG's Partners Program. TCCG completed its most recent Qualifying Transaction (via Chrysalis Capital III Corporation) with U.S. Silver Corporation (TSXV: USA) on December 28, 2006. For more information about The Chrysalis Capital Group, please visit www.tccg.ca.

***This news release contains projections and other forward-looking statements regarding future events. Such statements are predictions, which may involve known and unknown risks, uncertainties and other factors, which could cause the actual events or results and objectives to differ materially from those expressed.***

***The TSX Venture Exchange has in no way passed upon the merits of the Qualifying Transaction and has neither approved nor disapproved the contents of this press release.***

***The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.***

For more information concerning Chrysalis, please contact:

Marc Lavine, Chairman and Chief Executive Officer
Robert Munro, President and Chief Financial Officer
Chrysalis Capital IV Corporation
T: (416) 352-5763
E: contact@tccg.ca
W: www.tccg.ca

For more information concerning Homeland, please contact:

Naomi Nemeth, VP, Investor Relations
T: (416) 506-1979
E: naomi.nemeth@homelandcorp.com

or

Stephen Coates, President and Chief Executive Officer
T: 011 44 20 7016 9881
E: stephen.coates@homelandcorp.com

Please visit: www.homelandcorp.com

# FORM 51-102F3
# MATERIAL CHANGE REPORT

**ITEM 1 —— Name and Address of Company**

Homeland Energy Group Ltd. (formerly Chrysalis Capital IV Corporation)
401 Bay Street, Suite 2702
Toronto, Ontario
M5H 2Y4

**ITEM 2 —— Date of Material Change**

February 29, 2008

**ITEM 3 —— News Release**

A press release was disseminated on March 3, 2008 through Canada NewsWire.

**ITEM 4 —— Summary of Material Change**

The Corporation announced the completion of its previously announced qualifying transaction. As a result of the transaction, the Corporation consolidated its common shares on a one (1) for two (2) basis and changed its name from Chrysalis Capital IV Corporation to Homeland Energy Group Ltd. The board of directors now consists of Tom Griffis, Stephen Coates, Avrom Howard, Neil McLoughlin, Laurence Curtis and Robert Munro. Effective March 5, 2008, the shares of the Corporation commenced trading on the Toronto Stock Exchange under the symbol "HEG".

**ITEM 5 —— Full Description of Material Change**

See press release dated March 3, 2008 attached hereto as Schedule "A".

**ITEM 6 —— Reliance on Section 7.1(2) or (3) of National Instrument 51-102 of the Act**

N/A

**ITEM 7 —— Omitted Information**

N/A

**ITEM 8 —— Executive Officer**

Stephen Woodhead, Chief Financial Officer
Telephone: 416.506.1979

**ITEM 9 —— Date of Report**

March 5, 2008

## SCHEDULE "A"

### Chrysalis Capital IV Corporation
### Announces Completion of Qualifying Transaction with Homeland Energy Corp.;
### Shares to Commence Trading on the Toronto Stock Exchange

**March 3, 2008** – Toronto, Ontario - Chrysalis Capital IV Corporation (TSXV:CIV.P) ("**Chrysalis**") is pleased to announce that on Friday, February 29, 2008, it completed its previously announced acquisition of Homeland Energy Corp. ("**Homeland Corp.**") by way of a merger (the "**Merger**") of Homeland Corp. with Chrysalis Capital IV (BVI) Corporation, a wholly-owned subsidiary of Chrysalis. The Merger constitutes Chrysalis' qualifying transaction (the "**Qualifying Transaction**") pursuant to the policies of the TSX Venture Exchange (the "**TSXV**").

Prior to the Merger, Chrysalis consolidated its common shares on a one (1) for two (2) basis and Homeland Corp. split its common shares on a four (4) for one (1) basis. Upon the Merger, Chrysalis then issued one (1) common share for each common share of Homeland Corp. issued and outstanding immediately prior to the Merger. The outstanding options, warrants and other convertible securities of Homeland Corp. are exercisable for common shares of Chrysalis based on the same exchange ratios. Chrysalis has also filed articles of amendment to change its name to Homeland Energy Group Ltd. ("**Homeland Group**").

Immediately prior to the Merger, Chrysalis took up and paid for 107,931,920 common shares of Homeland Corp. that were validly deposited pursuant to the previously announced share exchange offer by Chrysalis.

As a result of the completion of the Qualifying Transaction, Homeland Group has 145,001,117 common shares issued and outstanding. Assuming that all of the outstanding options and warrants are exercised, 161,661,259 common shares of Homeland Group will be issued and outstanding on a fully diluted basis.

The board of directors of Homeland Group now consists of Tom Griffis, Stephen Coates, Avrom Howard, Neil McLoughlin, Laurence Curtis and Robert Munro. Stephen Coates has been appointed President and Chief Executive Officer of Homeland Group, Stephen Woodhead has been appointed Chief Financial Officer and Corporate Secretary of Homeland Group and Naomi Nemeth has been appointed Vice President, Investor Relations of Homeland Group.

A Filing Statement dated February 20, 2008 prepared in accordance with the requirements of the Exchange in connection with the Qualifying Transaction has been filed with the Exchange and applicable Canadian securities regulators on SEDAR, and is available to be publicly accessed at www.sedar.com.

Subject to receiving final approval from the Toronto Stock Exchange (the **"TSX"**), Homeland Group anticipates that its common shares will commence trading on or about Wednesday, March 5, 2008 on the TSX under its new trading symbol "**HEG**".

For more information concerning Homeland Energy, please visit www.homelandcorp.com

**ABOUT HOMELAND ENERGY CORP.**

Homeland Energy Corp. is a private company focused on energy exploration and development in Southern Africa. Homeland owns three advanced development/predevelopment coal projects in South Africa and a number of early-stage exploration properties in the provinces of Mpumalanga and Kwa-Zulu Natal. The Company is currently negotiating to acquire interests in a number of additional coal properties in eastern South Africa and neighbouring countries. Homeland is also significant shareholder in Homeland Uranium Inc., a Canadian uranium exploration and development company focused on projects in Niger and the United States.

**ABOUT CHRYSALIS CAPITAL IV CORPORATION**

Chrysalis Capital IV Corporation is The Chrysalis Capital Group's ("**TCCG**") fourth capital pool company ("**CPC**"). TCCG is focused on generating superior shareholder returns through the creation of a series of unique CPCs. To date, TCCG

has created five Chrysalis branded CPCs and has assisted in the creation of three additional CPCs under TCCG's Partners Program. TCCG completed its most recent Qualifying Transaction (via Chrysalis Capital III Corporation) with U.S. Silver Corporation (TSXV: USA) on December 28, 2006. For more information about The Chrysalis Capital Group, please visit www.tccg.ca.

***This news release contains projections and other forward-looking statements regarding future events. Such statements are predictions, which may involve known and unknown risks, uncertainties and other factors, which could cause the actual events or results and objectives to differ materially from those expressed.***

***The TSX Venture Exchange has in no way passed upon the merits of the Qualifying Transaction and has neither approved nor disapproved the contents of this press release.***

***The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.***

For more information concerning Chrysalis, please contact:

Marc Lavine, Chairman and Chief Executive Officer
Robert Munro, President and Chief Financial Officer
Chrysalis Capital IV Corporation
T: (416) 352-5763
E: contact@tccg.ca
W: www.tccg.ca

For more information concerning Homeland, please contact:

Naomi Nemeth, VP, Investor Relations
T: (416) 506-1979
E: naomi.nemeth@homelandcorp.com

or

Stephen Coates, President and Chief Executive Officer
T: 011 44 20 7016 9881
E: stephen.coates@homelandcorp.com

Please visit: www.homelandcorp.com

RECEIVED

ALTERNATIVE MONTHLY REPORT UNDER
PART 4 OF NATIONAL INSTRUMENT 62-103

**Reporting Issuer:** **Homeland Energy Group Ltd. (the "Issuer")**

**Report for the end of:** **February 2008**

*(a) Name and address of the eligible institutional investor:*

RAB Special Situations (Master) Fund Limited ("**Special Situations**")
P.O. Box 908 GT
Walker House Mary Street
George Town, Cayman Islands

*(b) Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:*

Special Situations elects to begin filing reports for the Issuer under Part 4.

*(c) Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:*

Special Situations holds 31,200,000 common shares ("**Shares**"). The Shares represent approximately 21.52% of the issued and outstanding Shares of the Issuer on a partially diluted basis.

*(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) (above) over which:*

*(i)* *the eligible institutional investor, either alone or together with any joint actors, has ownership and control:*

See section (c) above.

*(ii)* *the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:*

Not applicable.

*(iii)* *the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*

Not applicable.

(e) *Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

Special Situations acquired the Shares for investment purposes only and not with the purpose of influencing the control or direction of the Issuer. Special Situations may in the future, subject to market conditions, make additional investments in or dispositions of the Issuer's securities.

(f) *General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

Following the Issuer's acquisition of all of the outstanding securities of Homeland Energy Corp. ("**Homeland**") pursuant to a qualifying transaction completed on February 29, 2008, Special Situations acquired the Shares as follows:

(1) 31,200,000 Shares of the Issuer were acquired from the exchange of 7,800,000 Shares of Homeland held by Special Situations (each outstanding Share of Homeland was exchanged for one (1) Share of the Issuer).

Before the completion of the qualifying transaction, the Shares of the Issuer were consolidated by a ratio of 2:1 and the Shares of Homeland were subdivided on a 4:1 basis.

(g) *Names of any joint actors required in connection with this report:*

Not applicable.

(h) *Description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:*

Not applicable.

(i) *Eligibility to file reports under Part 4 in respect of the reporting issuer:*

Special Situations is eligible to file reports under Part 4 - Alternative Monthly Reporting System of National Instrument 62-103.

DATED this 10th day of March 2008.

RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED

By: (signed) "Benjamin Hill"
Name: Benjamin Hill
Title: Legal Counsel


HOMELAND ENERGY
GROUP LTD.



## News Release

# Homeland Energy Group Ltd. Secures New Shareholders

**- Homeland welcomes BlackRock Investment Management and several other new shareholders**
**- GC-Global converts debenture into 3,241,000 Homeland common shares**

**Toronto, Canada (March 12, 2008) - Homeland Energy Group Ltd. (TSX:HEG)** ('Homeland' or the 'Company') has been made aware that RAB Capital Plc. has sold its substantial investment position in Homeland in a private transaction to two dozen investors, led by BlackRock Investment Management (UK) Limited and including Fleming Family & Partners and Cheyne Capital.

"We would like to express our appreciation to RAB Capital for the support they have given Homeland to date and to BlackRock and this group of new investors for their trust in management's ability to move this company forward," commented Stephen Coates, President and CEO. "Homeland's management and board are extremely pleased to have these 31.2 million shares placed with top quality institutional and individual shareholders. We look forward to building value for them, as well as for all of our shareholders."

**Convertible Debenture**

The Company also announces that GC-Global Capital Corp. ('GC-Global) exercised its right to convert its loan to Homeland Energy Corp. into common shares on February 28, 2008, prior to the closing of the reverse take-over by Homeland Energy Corp. of Chrysalis Capital IV Corporation on February 29, 2008.

On June 12, 2007, Homeland Energy Corp. entered into a Loan Agreement with GC-Global, borrowing the principal amount of US$2 million through a 24-month convertible debenture. At their option, GC-Global converted the debenture on February 28, 2008 at £1.25 per common share (pre-share split) and received 810,250 common shares (pre-

share split), equating to 3,241,000 common shares (post-share split) of Homeland Energy Group Ltd.

**Homeland Energy Group Ltd.** is a public company trading on the Toronto Stock Exchange under the symbol "HEG" focused on energy exploration and development in Southern Africa. Homeland owns three advanced development and pre-development coal projects in South Africa and a number of early-stage exploration properties in the provinces of Mpumalanga and Kwa-Zulu Natal. The Company is currently negotiating to acquire interests in a number of additional coal properties in eastern South Africa and neighbouring countries. Homeland is also a significant shareholder in Homeland Uranium Inc., a Canadian uranium exploration and development company focused on projects in Niger and the United States, and has a several other global strategic investments. Homeland Energy Group Ltd. began trading on the Toronto Stock Exchange on March 5, 2008 and has 145,001,117 common shares issued and outstanding.

*CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION*

*This release contains certain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. Except for statements of historical fact relating to the Company, certain information contained herein constitutes "forward-looking statements". Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. Circumstances or management's estimates or opinions could change. The reader is cautioned not to place undue reliance on forward-looking statements.*

For further information, please contact:
Naomi Nemeth, VP, Investor Relations
T: +1 416 506 1979
E: nnemeth@homelandenergygroup.com

Or

Stephen Coates, President and Chief Executive Officer

T: +44 20 7016 9881
E: scoates@homelandenergygroup.com

Please visit www.homelandenergygroup.com


HOMELAND ENERGY
GROUP LTD.



# News Release

## Homeland Energy Group Ltd (TSX: HEG)

**Toronto, Canada (March 18, 2008)** - Homeland Energy Group Ltd. ('Homeland' or 'the Company') would like to clarify for investors that trading in Homeland's common shares has not been halted on the Toronto Stock Exchange as indicated on Bloomberg news service. This was an error on the Bloomberg website and Bloomberg is in the process of rectifying the situation.

Homeland would also caution investors using third party news and information sites to ensure that the ticker symbol "HEG" on the Toronto Stock Exchange, and not another exchange such as the TSX Venture Exchange, is used. Homeland Energy Group Ltd. trades only on the Toronto Stock Exchange.

**Homeland Energy Group Ltd.** is a public company trading on the Toronto Stock Exchange under the symbol "HEG" and is focused on energy exploration and development in Southern Africa. Homeland owns three advanced development/pre-development coal projects in South Africa and a number of early-stage exploration properties in the provinces of Mpumalanga and Kwa-Zulu Natal. The Company is currently negotiating to acquire interests in a number of additional coal properties in eastern South Africa and neighbouring countries. Homeland is also a significant shareholder in Homeland Uranium Inc., a Canadian uranium exploration and development company focused on projects in Niger and the United States, and has a several other global strategic investments. Homeland Energy Group has 143 million shares outstanding.

For further information, please contact:
Naomi Nemeth, Vice President, Investor Relations
T: +1 416 506 1979
E: nnemeth@homelandenergygroup.com

Or

Stephen Coates, President and Chief Executive Officer
T: +44 20 7016 9881
E: scoates@homelandenergygroup.com

Please visit www.homelandenergygroup.com


HOMELAND ENERGY
GROUP LTD.



## News Release

# Homeland Energy Group Ltd. Receives Mining Licence for Kendal Coal Mine, South Africa

**- Kendal processing plant scheduled for commissioning by end of Q1/08**
**- Mining contract to be finalized by mid-April 2008**
**- Anticipated mine-life at Kendal of +12 years**

**Toronto, Canada (March 19, 2008) - Homeland Energy Group Ltd. (TSX:HEG)** ('Homeland' or 'the Company') is pleased to announce that its subsidiary, Homeland Mining & Energy SA (Pty) Ltd., has received the Mining Licence for the Kendal Coal Mine in Witbank from the South Africa Department of Minerals and Energy (DME). Throughout the application process, Homeland has continued construction of the mine infrastructure and has been progressing on awarding of the mining contract through a tender process. Witbank is located approximately 100km east of Johannesburg, South Africa and the Kendal Mine is located approximately 2km northeast of the Kendal Power Plant.

"We are very pleased that the DME has granted our licence to begin mining the Kendal coal resource and would like to express our gratitude to the government officials and administrators who worked closely with us and who kept us informed as our application was moved through the process efficiently," commented Stephen Coates, President and CEO. "The Kendal licence is the second major milestone that Homeland has reached during the month, following the start of trading on the Toronto Stock Exchange on March 5. 2008."

Mining at Kendal is due to commence in the second quarter of 2008, following commissioning of the recently built on-site crushing and screening plants and the 200tph Parnaby Cyclones wash plant. Commissioning of the plants will take place using previously mined material, currently sitting in dumps on the Kendal mining site. This contract went out to tender in late December 2007, responses were received in late January and Homeland's operations team is in the final phase of negotiations with several of the interested parties. It is anticipated that the mining contract will be awarded in early April 2008.

With the processing facility on site, the Kendal Coal Mine has an opencast resource well situated in close proximity to South Africa's large industrial base in Johannesburg. Approximately 57 per cent of the production from Kendal will be sold into the lucrative domestic industrial markets with the remainder, largely a run-of-mine product, feeding the growing domestic electrical markets. Kendal is designed to handle approximately 6,000 tonnes per day, producing approximately 112,000 tonnes per month of saleable coal. An independent 43-101 compliant technical report was prepared by SRK Consulting of Johannesburg dated July 31, 2007 which may be found on SEDAR at www.sedar.com or in the project section of the Homeland Energy website at www.homelandenergygroup.com.

**Operations Overview**

***Eloff Mining Project***

The Kendal Coal Mine is the first, and smaller, of two projects that Homeland Energy is currently developing. The second is the Eloff Mining Project, located 10km south of the town of Delmas in Mpumalanga province of South Africa, 75km east of Johannesburg. This project, with an historically-calculated resource of 382 million tonnes of coal, holds the potential for largely opencast mining with the possibility of future underground mining and which could supply a low grade of coal to the South African power generating industry with the potential to upgrade for local industrial consumption or international export markets. This particular coal deposit could be ideal for power generation, coal-to-liquids and targeted export markets. The Company has filed for a Mining Licence for Eloff and additional resource definition, mine planning, environmental work are all underway.

***Environmental Clean-up Projects – Northfield Slurry Dump***

Homeland Energy is developing an additional group of environmental clean-up projects in southern Africa, the first of which, already in production, is the Northfield Slurry Dump located in South Africa, 220km southeast of Johannesburg. Work began in stockpiling of material for reprocessing of this previously-processed material following the granting of the permit by DME in December of 2007. It is anticipated that this dump will produce up to 300,000 tonnes per year to be used mainly for brick making and possibly for power generation.

### *Coal Exploration Projects*

Prospecting licences have been granted to Homeland's local partners for another several coal exploration projects in South Africa and Homeland will continue to evaluate each of these projects for economic potential. In addition, Homeland is developing interests in coal projects in Swaziland – prospecting and mining licence applications submitted for an anthracite deposit at Mpaka Coal – and Botswana – five concessions with prospecting licences awarded to local partners.

### *Strategic Acquisitions*

While Homeland Energy is focused primarily on the development of Kendal Mine and the Eloff Mining Project, the company's strategy also encompasses the evaluation of additional projects with a strategic fit with current operations. As such, Homeland Energy owns 39% of Homeland Uranium, with projects in Niger and the United States, and 15% of Altona Resources, currently developing a 7.8 billion tonne historic coal resource in South Australia.

Exploration and mine development programs are carried out under the supervision of Mr. Mike Nell, Chief Operating Officer, Homeland Energy Group Ltd. Mr. Nell, a professional mining engineer and "Qualified Person" as defined under National Instrument 43-101, has reviewed and verified the technical content of this press release.

**Homeland Energy Group Ltd.** is a public company trading on the Toronto Stock Exchange under the symbol "HEG" and is focused on energy exploration and development in Southern Africa. Homeland owns three advanced development/predevelopment coal projects in South Africa and a number of early-stage exploration properties in the provinces of Mpumalanga and Kwa-Zulu Natal. The Company is currently negotiating to acquire interests in a number of additional coal properties in eastern South Africa and neighbouring countries. Homeland is also a significant shareholder in Homeland Uranium Inc., a Canadian uranium exploration and development company focused on projects in Niger and the United States, and has a several other global strategic investments. Homeland Energy Group Ltd. began trading on the Toronto Stock Exchange on March 5, 2008 and has 145,001,117 shares outstanding.

*CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION*

*This release contains certain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. Except for statements of historical fact relating to the Corporation, certain information contained herein constitutes "forward-looking statements". Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. Circumstances or management's estimates or opinions could change. The reader is cautioned not to place undue reliance on forward-looking statements.*

*The historical resource estimate of 382 million tonnes of coal for the Eloff Mining Project is based on data and reports prepared by previous operators and information provided by government ministries. The Company has not yet completed the work necessary to have the historical estimate verified by a QP. The company is not treating the estimate as a current NI 43-101 defined resource and the historical estimate should not be relied upon. The property will require additional exploration which the Company and its consultants intend to carry out in due course.*

For further information, please contact:
Naomi Nemeth, VP, Investor Relations
T: +1 416 506 1979
E: nnemeth@homelandenergygroup.com
Or
Stephen Coates, President and Chief Executive Officer
T: +44 20 7016 9881
E: scoates@homelandenergygroup.com

Please visit www.homelandenergygroup.com


Homeland
ENERGY CORP.



Homeland Energy Corp.
c/o 144 Front Street West
Suite 780
Toronto, ON M5J 2L7
Canada

# HOMELAND ENERGY CORP.

## Management's Discussion and Analysis
**For the year ended December 31, 2007**
*(All amounts stated in Canadian dollars, unless otherwise indicated)*

*This report, including the annual financial statements and this Management's Discussion & Analysis, contains certain "Forward-Looking Statements" that are prospective and reflect management's expectations regarding Homeland Energy Corp.'s ("Homeland") future growth, results of operations, performance and business prospects and opportunities. Forward looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward looking statements. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may", "could", "should" and "will" or the negatives thereof, or similar variations suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, resources and reserves, estimates of future production, unit costs, costs of capital projects and the timing of commencement of operations, exploration results and future plans and objectives of Homeland are forward-looking statements that involve various risks and uncertainties. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Homeland's expectations include, but are not limited to, failure to establish estimated resources and reserves, the quality and recovery of ore to be mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects, general business and economic conditions, industry risks and other factors.*

*Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Homeland undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.*

# HOMELAND ENERGY CORP.
## Management's Discussion and Analysis
**For the year ended December 31, 2007**

Introduction

This discussion and analysis of the operating results and financial condition of Homeland Energy Corp. ("**Homeland**", or the "Company") for the year ended December 31, 2007 should be read in conjunction with the audited consolidated financial statements and related notes for the same period, and is intended to provide the reader with a review of the factors that affected the Company's performance during the year ended December 31, 2007 and the factors reasonably expected to impact future operations and results.

The annual financial statements and related notes of Homeland have been prepared in accordance with accounting principles generally accepted in Canada ("**Canadian GAAP**") and are expressed in Canadian dollars. All amounts in this report are in Canadian dollars, except where otherwise indicated.

*Qualified Person*

The Company's exploration and development programs are carried out under the supervision of Homeland's Chief Operating Officer, Mr. Michael Nell. Mr. Nell is a qualified person, as defined by Canadian National Instrument 43-101, with more than 25 years of experience in the coal exploration, development and mining industry. Mr. Nell is responsible for the geoscientific and technical disclosure contained in this document.

Background

The Company was incorporated as Homeland Uranium Inc. under the laws of Ontario on December 7, 2004 and on September 5, 2006 received authorization from the Ontario Ministry of Consumer and Business Services to apply for continuance into another jurisdiction. On October 12, 2006, the Company was continued into the British Virgin Islands as Homeland Energy Corp., a company incorporated under the provisions of the BVI Business Companies Act, 2004. At that time the Company intended pursuing a listing on the Alternative Investment Market of the London Stock Exchange and had no business activity in Canada. Homeland is currently in the process of seeking to continue to Mauritius, as its major assets are located in South Africa; a country that has close fiscal ties with Mauritius. The Company is classified as a development stage company.

The registered office of Homeland is currently located at:

- Craigmuir Chambers, Road Town, Tortola, BVI.

The Homeland group also has offices at:

- 144 Front Street West, Suite 780, Toronto, Ontario, Canada;
- 1 Berkeley Street, Suite 307, London, England; and
- Bureau de Paul Building 3, Corner Nelson Mandela Avenue and Paul Sauer Street, Witbank, South Africa.

## Nature of Business

Homeland is a private company focused on coal exploration and development in Southern Africa. Homeland owns or has submitted applications for three advanced development / pre-development stage coal projects in South Africa and, through local subsidiary companies, has received prospecting rights for eight earlier-stage exploration properties in the Witbank, Middelburg and Carolina areas. Homeland is currently negotiating to acquire interests in a number of additional coal projects in South Africa, Botswana and Swaziland.

The Company complies fully with the Black Economic Empowerment requirements of the Minerals and Petroleum Resources Development Act through shareholdings by a number of companies owned by historically disadvantaged South Africans in each of the project companies.

Homeland is also a significant shareholder of Homeland Uranium Inc., a Canadian company involved in the exploration and development of Uranium projects in Niger and the United States. Homeland views this as a strategic investment, which it expects to retain for the foreseeable future. In February 2008, Homeland acquired a strategic interest (15.6%) in Altona Resources Plc ("Altona") from third parties. Altona owns a large coal asset in Australia.

## Significant Events and Transactions

### Reverse take-over of Chrysalis Capital IV Corporation

On June 13, 2007, Homeland entered into an Acquisition Agreement with Chrysalis Capital IV Corporation (**"Chrysalis"**) pursuant to which Chrysalis agreed to acquire all of the issued and outstanding common shares of Homeland. This transaction constitutes a reverse take-over of Chrysalis by Homeland inasmuch as the former shareholders of Homeland will own a substantial majority of the outstanding common shares of Chrysalis and five of the six members of the board of directors of Chrysalis will be designees of Homeland.

On February 29, 2008, Homeland completed the reverse take-over of Chrysalis by way of a merger (the "**Merger**") of Homeland with Chrysalis Capital IV (BVI) Corporation, a wholly owned subsidiary of Chrysalis incorporated under the laws of the British Virgin Islands. The Merger constituted Chrysalis' qualifying transaction pursuant to the policies of the TSX Venture Exchange.

Prior to the Merger, Chrysalis consolidated its common shares on a one for two basis and Homeland split its common shares on a four for one basis. Upon the Merger, Chrysalis then issued one common share for each common share of Homeland issued and outstanding immediately prior to the Merger. The outstanding options, warrants and other convertible securities of Homeland are exercisable for common shares of Chrysalis based on the same exchange ratios. On February 29, 2008, Chrysalis changed its name to Homeland Energy Group Ltd. ("**Homeland Group**").

Immediately prior to the Merger, Chrysalis took up and paid for 107,931,920 common shares of Homeland that were validly deposited pursuant to the share exchange offer by Chrysalis. Based on legal and tax advice, it was determined that eligible shareholders may be able to dispose of their Homeland common shares on a tax-deferred basis. Therefore, Chrysalis and Homeland agreed to implement a preceding step to the Merger whereby Chrysalis made a share exchange offer to eligible shareholders of Homeland to purchase all of their issued and outstanding Homeland common shares and thereby facilitate such tax deferral. [The share exchange offer was not available to shareholders who are resident in, or subject to the Laws of, the United States of America.]

As a result of the completion of the Merger, Homeland Group has 145,001,117 common shares issued and outstanding. Assuming that all of the outstanding options and warrants are exercised, 161,661,259 common shares of Homeland Group will be issued and outstanding on a fully diluted basis.

A Filing Statement dated February 20, 2008 prepared in accordance with the requirements of the TSX Venture Exchange has been filed with the Exchange and applicable Canadian securities regulators on SEDAR, and is available to be publicly accessed at www.sedar.com.

The common shares of Homeland Group commenced trading on Wednesday, March 5, 2008 on the Toronto Stock Exchange under its new trading symbol "**HEG**".

**Financing Initiatives**

To date, Homeland has issued securities and a convertible debenture totalling approximately $36 million. Recent financing initiatives undertaken have included:

- On June 12, 2007, Homeland entered into a Loan Agreement with GC-Global Capital Corp. in the principal amount of US$2.0 million through a Convertible Debenture on the following terms:

  - interest rate of 12% per annum;
  - principal repayable after 24 months, or earlier at the option of Homeland;
  - convertible by the lender into Homeland common shares, at £1.25 per common share (pre-Share Split) prior to the date of any initial public offering, or at the lesser of (a) US$4.50 (pre-Share Split) and (b) a 25% discount to the initial public offering price per common share on or following the date of the IPO; and
  - secured by way of a pledge of 5,000,000 common shares of Homeland Uranium Inc.

  On February 28, 2008, GC-Global Capital Corp. elected to convert this debenture to common shares at £1.25 per common share and were issued 810,250 common shares (pre-share split).

- On June 21, 2007, Homeland closed an offering of 3,969,230 common shares (pre-Share Split) at a price of £1.25 per share, for gross proceeds of £5.0 million.

- On August 17, 2007, Homeland closed an offering of 670,690 common shares (pre-Share Split) at a price of $3.20 per share, for gross proceeds of $2.1 million.

- On November 21, 2007, Homeland closed an offering of 454,546 common shares (pre-Share Split) at a price of $4.40 per common share, for gross proceeds of $2.0 million.

- In January 2008 Homeland closed an offering of 500,000 common shares (pre-Share Split) at a price of $4.80 per common share, for gross proceeds of $2.2 million.

**Purchases and Sales of Mineral Properties**

- On February 1, 2007, Homeland completed a transaction entered into in December 2006 to sell its uranium assets to a private Canadian company, Homeland Uranium Inc., in return for 16 million common shares. Following financings by Homeland Uranium that raised $1.8 million through the issue of 8 million common shares at $0.23 per share and $23 million through the issue of 29 million units at $0.80 per unit, each unit consisting of one common share and one-half of one share purchase

warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.25 per share expiring June 19, 2009, Homeland's interest in Homeland Uranium Inc. has decreased to approximately 39% of the issued and outstanding common shares. Homeland views this as a strategic investment. The Company participated to the extent of $5 million in the unit offering and has granted a call option on 2.5 million of these units at $1.00 per unit for a period of 12 months.

- In February 2008 Homeland issued 737,500 common shares (pre-share split) as consideration for the purchase of 44,250,000 common shares of Altona Resources Plc ("Altona") from third parties. This investment represents a strategic interest (15.6%) in a large coal asset held by a public company listed on the Alternative Investment Market in the United Kingdom. The transaction was valued at $3,540,000 based on a price of $4.80 per Homeland common share and a price of 4 pence per Altona common share.

# HOMELAND ENERGY CORP.
## Management's Discussion and Analysis
## For the year ended December 31, 2007

### Exploration and Development Update

In situ coal resources at July 31, 2007, as reported by SRK Consulting (South Africa) (Pty) Ltd according to the requirements of the Canadian National Instrument 43-101:

| Project | Measured (Mt) | Indicated (Mt) | Total M&I (Mt) | Inferred (Mt) |
|---|---|---|---|---|
| Kendal | 8.7 | 0.7 | 9.4 | 25.2 |
| Eloff [1] | 0.0 | 0.0 | 0 | 382.0 |
| Grand Total | 8.7 | 0.7 | 9.4 | 407.2 |

Notes: 1. This coal resource is based exclusively on the modelling of historical data, and reports prepared by previous operators and information provided by government ministries. In addition, only presently defined resources capable of open cast mining are estimated and reported. The property will require additional exploration which the Company and its consultants are in the process of carrying out.

Homeland Mineral Properties, South Africa

**Kendal Mineral Property, Mpumalanga Province, South Africa [Development Stage]**

The Kendal Project is a moderate coal resource, largely minable by open cast methods and represents a significant project in Homeland's portfolio of assets. The project area is partly underlying farming (maize and livestock) land, and elsewhere has historically supported mining operations supplying coal to the local industry. The Kendal Project lies in the west-central region of the Witbank Coalfield, and will shortly supply coal to the power generating industry and the domestic industrial market in South Africa. The Kendal Project is located approximately 100 kilometres east of Johannesburg, near the Kendal Power Station in Mpumalanga Province, at Latitude 26º04' South, Longitude 28º59' East, some six kilometres west of the town of Ogies in Mpumalanga Province of South Africa. The elevation of the project is some 1,570 metres above mean sea level.

Activities during 2007 have included:

- Clean up of the site, including demolishment and removal of the old Zaid Colliery plant. All discard dumps were screened and sold. This work was completed in July 2007.

- Establishment of a water reticulation system to the proposed washing plant commenced in February 2007, and the pumping and clean water systems have subsequently been completed.

- The cut fill and levelling operation was initiated in July 2007 and by January 2008 all required civil work for the plant infrastructure was completed.

- Jones and Wagener were commissioned to design the Kendal plant infrastructure and complete the plant infrastructure layout. During this time the electric transformer and back-up generator were ordered and installed.

- The coal washing plant, built by Derek Parnaby Cyclones International Ltd in the United Kingdom, arrived at the end of August 2007 and assembly commenced in September. Adverse summer weather conditions extended this process and commissioning of the new 200 tonne per hour combined drum and cyclone dense medium modular transportable coal washing plant is expected to take place in April 2008.

- Whilst the washing plant was being assembled, the plant area was fenced, additional landscaping and civils completed, a slurry pipe line was installed and the main entrance roads upgraded.

- Construction of the crushing and screening plants and run-of-mine tips has commenced and is expected to be completed by the end of March and April 2008 respectively, also approximately two months later than expected as a result of the extraordinary amount of rain that fell in the area over the (southern hemisphere) summer.

- In December 2007 the mining contract was put out to tender. A dozen mining contractors attended the tendering session, at which the scope of work was defined as the mining of a minimum of 150,000 run-of-mine tonnes of coal per month up to the point of delivery to the crushing and screening plants. The tender includes the removal of all material above the coal seams, intermediate coal partings between significant seams and subsequent rehabilitation of the mined out area, subject to the standards set by Homeland. The initial duration of the contract is three years, at which time the contract may be re-negotiated or re-tendered. Tender documents were returned to Homeland on January 25, 2008. Following a review and evaluation process, Homeland anticipates awarding this mining contract in the early April 2008. Commencement of mining is subject to issuance of the final mining licence. The Kendal mining contract tender process is being overseen by Venn and Milford (V&M), a well-respected consulting firm known for their project management and engineering work with coal mines in South Africa.

- Homeland is in the process of securing all necessary surface rights through the purchase of lands covered by the area of interest.

Several prospecting drilling campaigns have been carried out in the project area of approximately 587 hectares. There exist some 40 historical boreholes, which together with the further 45 planned by Homeland will result in a borehole density of 14.5 boreholes per 100 hectares. Exploration is carried out using vertical diamond drilled fully cored boreholes of a TNW size (60.5 mm core diameter). Coal resource estimates include only presently defined resources capable of open cast mining. Homeland has carried out a conceptual mine plan based on the results of these previous exploration campaigns. Potential markets have been identified. Formulation of the necessary contractual arrangements will are in progress, and with the granting of the mining right will now be completed.

On March 18, 2008, the Company was notified by the South African Department of Minerals and Energy that the Mining Right for the Kendal Project had been granted and April 24, 2008 was the date that had been set aside for the signing thereof. Homeland owns 74% of, Ferret Coal (Kendal) (Pty) Ltd, the company that made the application, with the remaining 26% owned by local strategic partners in South Africa.

*Average In Situ (raw) Coal Qualities associated with the Kendal Project as at 31 July 2007*

| Seam Name | Calorific Value (MJ/kg) | Ash Content (%) | Volatile Matter (%) | FC (%) |
|---|---|---|---|---|
| No. 4 Seam[1] | 19.52 | 33.2 | 20.9 | 42.2 |
| No. 3 Seam[2] | 25.85 | 17.7 | 27.1 | 51.5 |
| No. 2 Seam[3] | 23.55 | 22.2 | 20.9 | 53.2 |

NOTES:
1. Qualities representative of Block D only
2. Qualities representative of Block D only
3. Qualities representative of Blocks C, D and F only

**Eloff Mineral Property, Mpumalanga Province, South Africa**
**[Pre-development Stage]**

The Eloff Project is a significant coal resource, largely mineable by open cast methods, underlying predominantly farming (maize and livestock) land, which has historically been considered for supplying a low grade of coal to the power generating industry. A component of the resource could be upgraded for local industrial consumption or exported to international markets. Investigations continue into the feasibility of using the coal as feedstock to a coal-to-liquids process or a dedicated power generating facility (a possible public private partnership). The Eloff Project lies in the western extremity of the Witbank Coalfield, and the surrounding areas have supported a number of mining operations, both historically and currently. Located at Latitude 26º15' South, Longitude 28º42' East, the Eloff Project is some 10 kilometres to the south of the town of Delmas in Mpumalanga Province of South Africa. The elevation of the project is some 1,600 metres above mean sea level.

Homeland has secured the mineral rights to the Eloff Block (Weilaagte and Welgevonden) by way of Prospecting Right (Protocol Number 141/2006), granted by the Department of Minerals and Energy to Tshedza Mining Resources (Pty) Limited ("Tshedza"). Homeland currently owns 50% of Tshedza, with options to acquire a further 1% for ZAR 1.00, and a further 23% on commercial terms. Homeland has submitted an application for a mining right, but has yet to seek to acquire or secure the surface rights necessary to start construction of the surface infrastructure and mine access.

The project is located close to a number of current and defunct mining operations. Several prospecting drilling campaigns have been carried out in the area, the most recent being commissioned by Homeland in May 2007. A total of 165 holes were drilled

in 2007 over the project area of 4,921.3 hectares, for a total length of 10,312 metres. The majority were coal-bearing with only 10 boreholes, along the edge of a paeleo drainage channel, showing no coal or weathered coal. The drill pattern was set out initially on a 500 metre by 500 metre pattern, designed to supplement the 65 holes drilled in 1980/81 from which results the size of the project was first realized. The drilling campaign started with a single diamond drill rig, however a second was added in July 2007 and a third before the end of the year.

All holes were logged by in-house geologists, with the assistance of a consulting geologist from SRK Consulting (South Africa) (Pty) Ltd. Samples of the coal seams were taken to a laboratory in Witbank for full washability analysis.

The project has all of the "Witbank" sequence of seams, from No. 1 at the basement to No. 5, the uppermost seam. However, only No. 2 seam and No. 4 seam are of economic consequence, with 90% of the resources modelled found in the No. 2 seam. The quality of the coal resource is still being modelled.

There are an additional 55 holes to be drilled in 2008 as part of the current campaign within the same area. Once the campaign is complete there will be at least 220 holes, for a borehole density of 4.2 boreholes per 100 hectares. Exploration is carried out using vertical diamond-drilled fully-cored boreholes of a TNW size (60.5 mm core diameter).

Homeland holds its interest in the Eloff Project through its equity interest in Tshedza Mining Resources (Pty) Ltd. The Company has a 50%, with an option to increase this interest to 51%, with regulatory approval, through the payment of ZAR 1.00, and a further option to increase its interest to 74% through the purchase of 23% from the Black Economic Empowerment Partner for market value.

*In Situ (raw) Coal Qualities associated with the Eloff Block as at 31 July 2007:*

| Seam Name | Calorific Value (MJ/kg) | Ash Content (%) | Volatile Matter (%) | FC (%) |
|---|---|---|---|---|
| No. 4 Lower | 20.36 | 32.14 | 23.38 | 41.38 |
| No. 2 | 17.44 | 36.99 | 17.39 | 34.78 |

NOTE: Coal qualities are based on historical borehole data averages

Eloff project area.



**Northfield Mineral Property, Kwa-Zulu Natal Province, South Africa [Development Stage]**

The Northfield Project is a small resource of tailings material resulting from the processing of the coal from the Northfield Colliery. The Project lies in the north western Kwa-Zulu Natal Coalfield, and is located close to a number of defunct mining operations. The Northfield Project is located at Latitude 28°08′ South, Longitude 30°08′ East to the north west of the town of Glencoe in Kwa-Zulu Natal Province of South Africa. The elevation of the project is some 1,380 metres above mean sea level. The coking qualities slurry dump consists of dried fine tailings resulting from the processing of the coal from the now defunct Northfield Colliery.

In 2007 most of the emphasis was on preparing the application for and securing the mining permit, which was awarded on November 27, 2007. Once the mining permit was awarded, site establishment commenced. Work has included cleaning dams, fixing roads and the removal of alien vegetation.

In December 2007, ZAR 6 million (approximately $920,000) was paid to the former owners of Corpclo (Pty) Ltd against a total purchase price of ZAR 12 million (approximately $1.8 million). The remaining ZAR 6 million has been accrued and will be paid in December 2008. Homeland now has a 100% interest in the Northfield Project.

Since year end, a weighbridge has been purchased and installed; a site office has been erected; the mining lease area has been fenced; and mining, crushing and screening, and security contractors have been appointed and have mobilized to site.

Mining of the slurry dump is expected to commence in April 2008, with an anticipated three year mine life.

**Exploration Projects**

Through its equity interest in Tshedza Mining Resources (Pty) Ltd and Nhlalala Mining (Pty) Ltd, the Company has a 50% interest in the following South African exploration properties. Homeland has an option to increase this interest to 51% in each company, with regulatory approval, through the payment of ZAR 1.00, and a further option to increase its interest to 74% in each company through the purchase of 23% from the Black Economic Empowerment Partner for market value.

*Onbekend*

At Onbekend, Tshedza Mining Resources (Pty) Ltd holds a prospecting license over some 2,864.2 hectares. Resource definition drilling has commenced in 2007, with 88 holes totaling 2,885 metres drilled. Of these holes, 17 have been sent to the laboratory with the results received for 16 of these. Coal seams were identified in all 16 holes. The main coal seam is the C seam, although there is a significant portion of B seam. The B seam ranges from 0.7 metres to 1.83 metres, averaging 1.24 metres. The C seam ranges from 0.4 metres to 1.37 metres, averaging 1.02 metres. The quality is excellent, low phosphorous metallurgical coal. A significant area of the project area must still be drilled; pending agreement with the surface rights owner.

Onbekend project area.


Scale 1:50000
2 km

*Vlakvarkfontein (Arbor)*

At Vlakvarkfontein, Nhlalala Mining (Pty) Ltd holds a prospecting license over some 1,117.2 hectares. Drilling has commenced. A total of 805 metres was drilled in 34 holes, 12 of which were coal bearing; the remainder containing either burnt coal or dolerite, indicative of high intensity dolerite activity. The two major seams found were the No. 4 seam with a thickness of between 0.57 metres and 4.67 metres, with an average of 2.15 metres, and the No. 2 seam with a thickness of between 1.38 metres and 7.25 metres, with an average of 4.40 metres.

The qualities as received from the laboratory indicate that the coal is of similar quality to the Kendal Project. As Vlakvarkfontein is located only approximately 20 kilometres from the Kendal Mine, the use of the Kendal processing facility will be considered to treat this coal.

Vlakvarkfontein project area.


Scale 1:40000
0 0.5 1 1.5 2 2.5 km

*Other prospecting licenses granted*

*Sheepmoor (Witbank)*

Prospecting license held over 192 hectares, drilling to commence in 2008.

*Langsloot*

Prospecting license held by Nhlalala Mining (Pty) Ltd, over 1,189.7 hectares. Situated in the Kinros / Secunda district, no drilling took place in 2007 pending agreement being reached with the surface rights owner. The Company is investigating an apparent conflicting right held by a third party.

*Project X (Halfgewonnen)*

Prospecting license held by Nhlalala Mining (Pty) Ltd, over 1,702.3 hectares. Situated in the Bethal district, an initial evaluation indicates apparent conflicting rights held by other parties.

*Projects suspended, and expenditure capitalized to date written off*

Witrand - 1,577.0 hectares. Holes drilled: 4. No coal was found.
Boschpoort - 1,645.5 hectares. Holes drilled: 20 (556 metres). Coal was found in 1 hole.
Steynsdraai and Twyfelaar -1,117.2 hectares. Holes drilled: 23 (434 metres). Coal was found in 2 holes.

***The Company is also seeking to expand its project base regionally:***

With local partners, Homeland has applied for a mining licence and a prospecting licence for the Mpaka Coal Mine in Swaziland; a large anthracite deposit. The Company was invited to present to, and has had an interview with, the Minerals Management Board in Swaziland. A decision is pending.

The company is currently negotiating for mineral rights in Southern Botswana. In late 2007 Homeland established an office in Gaborone, Botswana as Homeland Mining and Energy Botswana (Pty) Ltd, a Botswanan registered company. A country manager has been appointed to oversee operations from an administrative and commercial perspective, and a vehicle and office furniture and equipment were purchased.

***Madic Conveyor System***

In 2007 Homeland agreed to invest ZAR 6.3 million (approximately $910,000) in Madic Operations to capitalize the development of the Madic continuous conveyor system; subject to a formal contract being entered into between the parties that would provide for the terms of repayment of the Company's initial investment, set out that the Company would have the right to purchase future systems at cost, and confirm the Company's 42% equity interest in Madic Operations.

The design of the system has been completed and construction of the system has commenced with the two main outside manufacturers. An initial installation site has been secured, however a number of changes to the system has delayed commissioning by approximately six months. Total funding advanced by the Company to December 31, 2007 was ZAR 3.1 million (approximately $450,000).

# HOMELAND ENERGY CORP.

**Management's Discussion and Analysis**

**For the year ended December 31, 2007**

Reporting Period

At December 31, 2007, Homeland had net working capital of $4.0 million (December 31, 2006: $2.4 million), including cash and equivalents of $5.9 million (December 31, 2006: $2.4 million). Working capital will be used for exploration and development expenditure as well as to support corporate overheads.

**Exploration Expenditures**

Mineral exploration costs formed the bulk of the Company's expenditures in the year. These costs are set out in the following table:

| | 2007<br>$ | 2006<br>$ | 2005<br>$ |
|---|---|---|---|
| *Coal Properties:* | | | |
| Acquisition costs | 1,840,201 | 2,520,246 | - |
| Property costs | - | 10,766 | - |
| Management and Consulting | 749,994 | 733,926 | - |
| Drilling and Analysis | 859,130 | - | - |
| Infrastructure and Earthworks | 757,552 | - | - |
| Surveying and Other | 379,875 | 10,610 | - |
| Translation adjustment (non-cash) | 360,930 | (208,096) | - |
| | 4,947,682 | 3,067,452 | - |
| *Uranium Properties:* | | | |
| Acquisition costs | 147,400 | 3,527,510 | - |
| Property costs | - | 469,974 | 274,344 |
| Management and Consulting | 265,358 | 844,197 | 469,832 |
| Drilling and Analysis | - | - | - |
| Infrastructure and Earthworks | - | - | - |
| Surveying and Other | - | 262,460 | 52,983 |
| Translation adjustment | - | - | - |
| | 412,758 | 5,104,141 | 797,159 |
| Total cost to the Company | 5,360,440 | 8,171,593 | 797,159 |

These costs were incurred on the following primary components of the exploration program in the year ended December 31, 2007:

- a significant drilling program - 165 holes drilled at the Eloff Project ($582,588) and a total of 169 holes drilled on the other exploration projects ($201,394) - commenced in the second quarter of 2007, while limited drilling for water was undertaken at the Kendal Project ($75,148). The coal sampled is sent for analysis to the Witlab (Pty) Ltd, a coal and mineral analytical laboratory;

- upon acquisition the Kendal Project included a defunct operation, with certain areas having been mined out, an old coal preparation plant, and a waste dump. Significant effort was spent on dismantling the old plant, removing the old dump (the coal from which was sold to defray costs) and preparing the project site for the construction of the new crushing and screening, and washing plants. Work on infrastructure and earthworks ($694,843), including plant construction, continued into the first quarter of 2008 in preparation for the commissioning of the plants in April 2008; and

- direct project management and consultants spent significant time on matters related to the applications for mining licences (for the Kendal, Northfield and Eloff Projects) and the compilation of mining and related plans, including negotiating with the proposed mining subcontractors and drafting of the necessary contracts ($749,994). Environmental assessments have begun at Eloff in support of the mining licence application that was submitted in the first quarter of 2008.

As the translation loss (gain) resulting from the movement in the South African vs. the Canadian currency is as a result of the advancement of funds for the purpose of exploration and development, this component of the periodic translation loss (gain) is capitalized to Mineral Properties ($360,930).

**Results of operations**

The net loss for the year ended December 31, 2007 was $5,186,080, compared with $2,949,353 in the year ended December 31, 2006. Included in the net loss for the year ended December 31, 2007 was $1,542,404 (2006: $432,121) of management and administrative services, $382,501 (2006: $313,994) of professional and consulting fees and $956,498 ($436,446) of travel and accommodation expenses.

Management and administrative services expenditure has increased significantly since 2006 as a result of the additional staff hired in South Africa, Canada and London. As from the third quarter of 2007, exploration and development projects began to be charged a directly attributable portion of the technical staff's salary.

The significant cost of professional consultants included audit fees, in both Canada and South Africa, legal fees, in South Africa, Canada and England (largely attributable to the legal title opinion and the numerous contracts negotiated in the early stages of the various projects), as well as the fees paid to SRK Consulting (South Africa) (Pty) Ltd with regards the Competent Persons Reports associated with the listing of the Company on the Toronto Stock Exchange.

Travel expenses incurred are substantial due to the frequent visits by London and Toronto based management to South Africa, attendance of directors at in-person Board Meetings, and the costs associated with negotiations with potential investors, customers and partners. In the third quarter travel expenses included relocation costs approved by the board of directors attributable to the second year of the 2006 transfer of the Chief Executive Officer from Toronto to London, England.

A significant component of the net loss for 2007 was the $1,369,845 charge for stock-based compensation (2006: $748,609), being the calculated value of the stock options granted and/or vested during the period. Stock-based compensation is a non-cash expense. The fair value of the stock options was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 4% per annum, expected volatility of 100%, an expected dividend rate of nil and an expected life of 2.5 years. The exercise price of all share purchase options granted was greater than or equal to the market price at the grant date.

The substantial increase in office and administration expenses from $47,921 in 2006, to $407,645 in 2007, is due to the higher level of exploration and development activities and the resultant expansion of the office facilities and management structure. The Company now has full time staff in offices in Witbank (South Africa), Toronto (Canada) and London (England).

## HOMELAND ENERGY CORP.



Quarterly Information

(In thousands of Canadian dollars, except per share amounts)

| Fiscal Period | Revenue | Net Loss | Net Loss per Share ($) | Total Assets | L.T. Liab. | Dividends |
|---|---|---|---|---|---|---|
| 2007 – Q4 | - | 1,276 | (0.04) | 33,824 | 1,606 | - |
| 2007 – Q3 | - | 1,553 | (0.06) | 27,716 | 1,553 | - |
| 2007 – Q2 | - | 1,392 | (0.05) | 26,305 | 1,501 | - |
| 2007 – Q1 | - | 965 | (0.04) | 17,319 | - | - |
| **Total** | - | **5,186** | **(0.18)** | **N/A** | **N/A** | - |
| | | | | | | |
| 2006 – Q4 | - | 1,445 | (0.07) | 13,231 | - | - |
| 2006 – Q3 | - | 515 | (0.02) | 13,828 | - | - |
| 2006 – Q2 | - | 248 | (0.01) | 12,830 | - | - |
| 2006 – Q1 | - | 741 | (0.05) | 5,534 | - | - |
| **Total** | - | **2,949** | **(0.15)** | **N/A** | **N/A** | - |
| | | | | | | |
| **2005** | - | **683** | **(0.10)** | **N/A** | **N/A** | - |

As the Company has no revenue at this point in time, the net loss results primarily from corporate overheads, including stock based compensation, and interest expense related to the convertible debenture. Income is generated through interest earned on overnight or short-term deposits. Stock-based compensation is a non-cash expense representing an estimate of the fair value of stock options granted to directors, officers, employees and consultants of the Company calculated by applying the Black Scholes option pricing model.

The general trend of increasing assets has resulted from the Company raising funds through private placements and investing in its exploration properties in Africa and its investment in Homeland Uranium Inc.

The long term liability recognized during the second quarter is a result of the convertible debentures issued in June 2007, as previously discussed.

# HOMELAND ENERGY CORP.

**Management's Discussion and Analysis**

**For the year ended December 31, 2007**

Liquidity

The following table summarizes the Company's cash flows and cash on hand:

| | December 31 2007 $ | December 31 2006 $ | December 31 2005 $ |
|---|---|---|---|
| Cash and equivalents | **6,359,321** | 2,370,478 | 542,889 |
| Working capital | **3,969,149** | 2,438,197 | 910,580 |
| Cash used in operating activities | **(1,384,628)** | (1,698,080) | (632,149) |
| Cash used in investing activities | **(14,470,818)** | (5,101,068) | (718,463) |
| Cash provided by financing activities | **19,844,289** | 8,626,737 | 1,893,501 |

Cash used in operating activities in the year ended December 31, 2007 of $1,384,628, included administrative expenses and interest income of $4,160,266 compared to $2,160,289 in the year ended December 31, 2006. Non-cash working capital generated $2,775,638 during the year under review, compared to $462,209 in the year ended December 31, 2006. The most significant component of working capital in 2007 was US$3 million received by the Company for the sale of 1% of Homeland Mining and Energy SA (Pty) Ltd (see Subsequent Events).

Cash used in investing activities in the year ended December 31, 2007 was $14,470,818, compared to $5,101,068 during the year ending December 31, 2006. Expenditures on exploration and development used $4,888,708 in 2007, compared to $3,482,237 in 2006. The Company used $955,946 to fund equipment purchases in 2007, compared to $381,988 in 2006, while a further $3,018,198 was lent to mining contractors for the construction of equipment to be used on the Company's properties, but owned by the contractors (year ended December 31, 2006: $1,236,843). The Company also participated in a financing by Homeland Uranium Inc., in which it invested $5 million.

Cash provided by financing activities was $19,844,289 during the year ended December 31, 2007, compared to $8,626,737 during the year ended December 31, 2006. The Company issued 5,094,466 common shares in three private placements in 2007. Net of financing costs of $619,016, this generated $14,168,590 in cash. In 2006, the Company received $8,080,382 net of financing costs. Warrants and options were exercised generating $3,535,699, compared to $546,355 during the year ended December 31, 2006.

In addition, on June 12, 2007, the Company entered into a Loan Agreement with GC-Global Capital Corp. in terms of which the Company borrowed the principal amount of US$2 million ($1,992,600) through a Convertible Debenture on the following terms:

- interest rate of 12% per annum;
- principal repayable after 24 months, or earlier at the option of Homeland;
- convertible by the lender into Homeland common shares, at £1.25 per common share (pre-Share Split) prior to the date of any initial public offering, or at the lesser of (a) US$4.50 (pre-Share Split) and (b) a 25% discount to the initial public offering price per Homeland common share on or following the date of the initial public offering; and
- 5,000,000 common shares of Homeland Uranium Inc. pledged as security.

GC-Global exercised their right to convert this debenture into common shares of the Company on February 28, 2008. At a conversion price of £1.25 per common share, this resulted in the issue of 810,250 common shares.

Board of Directors and Management

Following completion of the Merger with Chrysalis on February 29, 2008, Robert Munro remained on the board of directors of Homeland Energy Group Ltd. and A. Tom Griffis, Stephen E. Coates, Avrom E. Howard, Neil McLoughlin and Laurence Curtis joined the board of directors. Brief biographies for the current directors and officers of Homeland Energy Group Ltd are set out below:

**A. Tom Griffis - Executive Chairman**

Mr. Griffis is the founder of Griffis International Limited ("GIL"), a private investment and corporate management firm based in Toronto, Canada. GIL is focused on emerging resources companies that require early- to mid-stage financing, located in Africa and South America. Mr. Griffis also founded Pan African Uranium, which was acquired by Homeland in 2006 and resulted in the granting of eight mining licences in Niger to Homeland. Mr. Griffis has served as Chairman/CEO of several public and private resource companies. Mr. Griffis was appointed to the board of directors of Homeland in February 2006 and became Chairman in April of that year.

Mr. Griffis is a retired LCol. in the Canadian Air Force and was a member of the Snowbirds aerobatic squadron in 1973-4. He returned to be team leader during the years 1979-80.

**Stephen E. Coates - President, Chief Executive Officer and Director**

Mr. Coates founded Homeland in 2004 and serves as its President and Chief Executive Officer, as well as Chairman of Homeland Uranium Inc. He is a graduate of King's College at the University of Western Ontario and has experience in government, investment management, communications and business development in the exploration and mining sectors.

Founder of Grove Communications Inc., Mr. Coates is an experienced consultant on strategic relationships, business development and communications to the junior mining sector. The first four years of his working career were spent as an investment manager with RBC Dominion Securities - Canada's largest investment bank. He has been a volunteer director of numerous service organizations and an active fundraiser. Mr. Coates is a director of and advisor to several private and public companies.

Mr. Coates resides in London, England where he manages the day-to-day affairs of the Company and its going public process.

**Avrom E. Howard – Outside Director**

Mr. Howard graduated from the University of Colorado with a Masters degree in Geology, after achieving his baccalaureate from the University of Toronto. He holds the accreditation of Professional Geoscientist and is a Fellow of the Gemological Association of Great Britain. Mr. Howard is a founding director of Homeland and currently serves as Vice President, Exploration of Homeland Uranium Inc. He lives in Grand Junction, Colorado.

Mr. Howard has broad international experience as a minerals exploration geologist and mining company executive, as well as considerable corporate-financial and management experience. Mr. Howard founded Odyssey Resources Limited and until recently acted as its President and Chief Executive Officer.

**Neil McLoughlin – Independent Director**

Mr. McLoughlin has a degree in Economics and extensive experience in the financial industry. He has worked in Europe, the Middle East and Asia in corporate finance and investment management. He has lived in France for twenty years. Mr. McLoughlin was appointed to the board of directors of Homeland in October of 2006.

Mr. McLoughlin brings to Homeland his knowledge of the resource sector and the capital markets in the continental Europe, Asia Pacific and the Middle East. He has been a director and advisor to several boards and is a key source of knowledge on international financial markets.

**Laurence Curtis - Independent Director**

Mr. Curtis is a geologist with over 30 years of international experience in the natural resource sector, with direct experience in Africa, Greenland, North, South and Central America, and in the Pacific. Mr. Curtis has spent over 15 years working in the Caribbean Basin and has been responsible for several epithermal discoveries during this time. He was President of Curtis & Associates, a mineral resource consulting firm, from 1980 to 1996. Mr. Curtis founded Intrepid Minerals Corporation in 1995 and was President, CEO and director for eleven years. In 2006 Intrepid Minerals merged with NuStar Mining to form Intrepid Mines Limited. Mr. Curtis is President, CEO and director of Intrepid Mines. Mr. Curtis is a member of the Association of the Professional Geoscientists of Ontario and is currently a director of High River Gold Mines Ltd and Alturas Minerals Corporation and was previous a director of Wheaton River and North American Metals.

**Robert Munro - Independent Director**

Mr. Munro is the President, Chief Financial Officer and a co-founder of The Chrysalis Capital Group Inc. ("**TCCG**"), a private company focused on the creation of Capital Pool Companies and the consummation of qualifying transactions for such Capital Pool Companies. Mr. Munro was Vice-President of Chrysalis Capital Corporation (now PharmEng International Inc. - TSXV: PII), Director of Chrysalis Capital II Corporation (now Tangerine Payment Solutions Corp. - TSXV: TAN) and President, CFO and Director of Chrysalis Capital III Corporation (now U.S. Silver Corporation - TSXV: USA). Prior to joining TCCG, Mr. Munro served as Director, Data Product Management with Rogers AT&T Wireless Inc. ("**Rogers**"), from March 2003 to February 2006. Prior to joining Rogers, Mr. Munro was the founding Director of Venture Development with Exclamation from December 1999 to June 2002. Mr. Munro also acted as interim management to several of Exclamation's partner companies, and was one of the original founders of Points International, the reward management portal. Mr. Munro holds a Bachelor of Arts degree from Huron College, the founding college of the University of Western Ontario, as well as several certificates in Project Management from Ryerson University.

**Michael Nell - Chief Operating Officer and Managing Director, Homeland Mining and Energy SA (Pty) Ltd ("HME")**

Mr. Nell is a mining engineer, formerly with Anglo Coal and Injula Mining, both of South Africa. Mr. Nell has spent 25 years in the coal and mining sectors in Africa and is responsible for development and overall day-to-day management of Homeland's coal mining operations.

**Stephen Woodhead - Chief Financial Officer**

Mr. Woodhead is a member of the South African Institute of Chartered Accountants, having graduated from the University of Cape Town with a degree in Commerce and a post graduate diploma in Accounting. Mr. Woodhead has 16 years experience in the natural resource and public finance sectors. Before relocating from South Africa to Canada in 1997 to establish and manage the Canadian corporate headquarters of Trans Hex International Ltd., Mr. Woodhead worked for the Department of Finance (Special Investigations) in South Africa and as the corporate financial manager for Trans Hex Group Limited, a South African diamond producer listed on the Johannesburg Stock Exchange.

In May 2003, Mr. Woodhead was appointed Chief Financial Officer of Desert Sun Mining Corp., developer of the Jacobina gold mine in Brazil that was acquired by Yamana Gold Inc. in April 2006 in a transaction valued at approximately $600 million at the time of its announcement. Mr. Woodhead has also acted as Chief Financial Officer of Admiral Bay Resources Inc. (oil and gas), Beartooth Platinum Corporation (platinum group metals), Longford Corporation (oil and gas), Aberdeen International Inc. (royalty) and Sanatana Diamonds Inc. (diamonds); as Vice President, Finance of Glass Earth Limited (gold) and Luiri Gold Limited (gold); and has served as a director of Apogee Minerals Ltd. (silver).

**Naomi Nemeth – Vice President, Investor Relations**

Naomi Nemeth is currently Vice President, Investor Relations for Homeland Energy Corp. Prior to joining Homeland Energy, Naomi was VP IR for African Copper PLC, Wolfden Resources, Sanatana Diamonds and Desert Sun Mining. Naomi has also held senior investor relations and communications roles in the pharmaceutical and financial services industries. Naomi began her career as a field exploration geologist in the Yukon and northern Ontario. Naomi has an Honours BSc in Geology and Biology at Brock University and a Masters degree in Journalism from the University of Western Ontario. Naomi serves as an independent director on the Board of MetalCORP Ltd (TSX.V: MTC) and has been on the Board of Directors for CIRI Ontario since 2002, currently serving as Past President.

*Other members of the technical team, based in Witbank, South Africa, are:*

**Martin Bartle, Executive General Manager (HME)**

Mr. Bartle, has held senior management positions with Exxaro Corporation, Eyesizwe Corporation and Anglo Coal, large South African coal producers, and is a recognized expert in Health, Safety and Training. Mr. Bartle has 27 years experience in training, SHEQ, risk and strategic management.

**Hanno Spangenberg, Engineering Manager (HME)**

Mr. Spangenberg has 18 years of experience in the coal mining sector. Trained and certificated as an Electrical Engineer, Mr. Spangenberg is responsible for site establishment and operations at Homeland's Kendal Mine, as well as overseeing planning and design of the Eloff Mine and other projects in South Africa. Mr. Spangenburg joined Homeland in 2006 from BHP Billiton, where worked as both a Senior Mining Engineer and Production Manager.

**Andrew Johnson, Mining Manager, Mining & Planning (HME)**

Mr. Johnson has 34 years of mining and exploration experience in Southern Africa, including a background in coal exploration and development in South Africa and Mozambique. Mr. Johnson is a Professional Mining Engineer experienced in operating and planning mines in Britain and southern Africa, specializing in coal. Mr. Johnson also has extensive experience with long term mine budgeting and financing.

## Significant Accounting Policies and Estimates

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. These estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

The Company's critical accounting policies are those that affect the financial statements and are summarized in Note 4 of the audited consolidated annual financial statements for the year ended December 31, 2007. Critical accounting policies and estimates in the period included the capitalization of the costs relating to the acquisition, exploration and development of non-producing resource properties and the recognition of impairment of those assets, the valuation of warrants, stock options and tax accounts, contingent liabilities, and the choice of Generally Accepted Accounting Principles ("GAAP").

**Mineral Properties**

The decision to capitalize exploration expenditures, and the timing of the recognition that capitalized exploration is unlikely to have future economic benefits, can materially affect the reported earnings of the Company. Homeland follows Canadian GAAP and

in line with accepted industry practice for exploration and development companies has adopted the policy of deferring property specific acquisition, exploration and development costs. Deferred costs relating to properties that are relinquished, or where continued exploration is deemed inappropriate, are written off in the year such assessment is made. If Homeland adopted a policy of expensing all exploration costs, the Company's asset base, shareholders' equity, and loss from operations would be materially different. These deferred costs will be amortized on the unit-of-production basis over the estimated useful lives of the properties following the commencement of production. The cost of mineral properties includes any cash consideration paid, and the fair market value of shares issued on the acquisition of property interests. The recorded amounts represent actual expenditures incurred and are not intended to reflect present or future values. The Company reviews capitalized costs on its property interests on a periodic, or at least annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

**Asset retirement obligations**

The Company is required to record a liability for the estimated future costs associated with legal obligations relating to the reclamation and closure of its exploration, development or mining properties. This amount is initially recorded at its discounted present value, with subsequent annual recognition of an accretion amount on the discounted liability. An equivalent amount is recorded as an increase to mineral properties and deferred exploration costs and amortized over the useful life of the properties.

As Homeland does not currently have any material legal obligations relating to the reclamation of its mineral properties, not yet having broken ground at the Kendal Project and its existing exploration programs not resulting in any significant disturbance to the properties in question, the adoption of this standard had no impact on the accounts of the Company.

**Fair value**

Canadian GAAP requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in

significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying value of amounts receivable, deposits and prepaid expenses, accounts payable and accrued liabilities, and advances reflected on the consolidated balance sheet approximate fair value because of the limited term of these instruments.

New accounting pronouncements

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, *Comprehensive Income*; Section 3251, *Equity*; Section 3855, *Financial Instruments - Recognition and Measurement*; Section 3861, *Financial Instruments - Disclosure and Presentation*; and Section 3865, *Hedges*. These new standards resulted in no changes to amounts previously reported.

**Comprehensive Income**

Section 1530 establishes standards for reporting and presenting comprehensive income. Comprehensive income, composed of net income and other comprehensive income, is defined as the change in shareholders' equity from transactions and other events from non-owner sources. Other comprehensive income for the Company includes unrealized gains and losses on available-for-sale securities and changes in the fair market value of derivatives designated as cash flow hedges, all net of related income taxes. The components of comprehensive income are disclosed in the statement of operations and comprehensive income. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income, which is presented as a new category in shareholders' equity. The application of this standard had no impact on the Company's financial statements as at and for the year ended December 31, 2007, and as such, a statement of comprehensive income has not been included in these financial statements.

**Financial Instruments**

Under the new standards, financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as "held-for-trading", "available-for-sale" financial assets, "held-to-maturity", "loans and receivables", or "other" financial liabilities. Held-for-trading financial instruments are measured at their fair value with changes in fair value recognized in net income for the period. Available-for-sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet. Held-to-maturity investments, loans

and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net income for the period, unless the instrument is a cash flow hedge and hedge accounting applies, in which case changes in fair value are recognized in other comprehensive income.

**Hedging**

Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. As at and in the year ended December 31, 2007, the Company had no hedges.

New accounting pronouncements not yet adopted

CICA issued the following accounting standards effective for the financial years beginning on or after October 1, 2007:

**Sections 3862 and 3863**
Accounting Standards Section 3862 and 3863 replace 3861 "*Financial Instruments – Disclosures and Presentation*" requires disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for a company's financial position and performance; and the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date, and how a company manages those risks. This accounting standard is effective for fiscal years beginning on January 1, 2008 for the Company.

This standard will impact the Company's disclosures provided, but will not affect the Company's consolidated results or financial position.

**Section 1535**
The new Section 1535 "*Capital Disclosures*" requires that a company disclose information that enables users of its financial statements to evaluate the company's objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new standard applies to interim and annual financial statements relating to fiscal years beginning on January 1, 2008 for the Company.

This standard will impact the Company's disclosures provided, but will not affect the Company's consolidated results or financial position.

Risks & Uncertainties

Homeland's business of exploring for and developing coal deposits involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future.

**Title to Assets**

The validity of mining or exploration titles or claims, which constitute most of Homeland's property holdings, can be uncertain and may be contested. Homeland has used its reasonable commercial efforts to investigate its title or claims to its various properties and, to the best of its knowledge, except where Homeland has otherwise identified, those titles or claims are in good standing. However, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties.

Homeland has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. Homeland's properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

**Access to Land**

Several of the Homeland tenements are exploration licences and access to land within the tenement area is dependent upon leases being granted and, in the case of coal production, the acquisition or lease of freehold land or reaching an equitable access agreement with landholders. Homeland may be unable to reach agreement with landowners to enter property for intended exploration, such as drilling programs, or for any mining activities on terms favorable to Homeland or at all.

**Nature of Mineral Exploration and Development Projects**

The exploration for and development of coal deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. There can be no guarantee that the estimates of quantities and qualities of coal disclosed will be economically recoverable. With all mining operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions. Coal exploration is speculative in

nature and there can be no assurance that any coal discovered will result in an increase in the Company's resource base.

Homeland's operations will be subject to all of the hazards and risks normally encountered in the exploration, development and production of coal. These include unusual and unexpected geological formations, formation pressures, fires, power failures, flooding, explosions, cave-ins, landslides, the inability to obtain suitable or adequate equipment or machinery, labour disputes, or adverse weather conditions, and other conditions involved in the extraction of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although precautions to minimize risk will be taken, operations are subject to hazards that may result in environmental pollution, and consequent liability that could have a material adverse impact on the business, operations and financial performance of the Company.

Certain of Homeland's properties are in the exploration stage and at present do not have a known commercial coal deposit. Proposed prospecting programs are in some cases an exploratory search to define such a deposit and in other cases designed to increase the confidence in or expand the current coal resource estimates. The long-term profitability of Homeland's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors that are beyond the control of Homeland.

In the event Homeland is fortunate enough to define a coal deposit, the economics of commercial production depend on many factors, including the cost of operations, the size of the deposit and quality of the coal, proximity to infrastructure, financing costs and Government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of coal and environmental protection. The effects of these factors cannot be accurately predicted, but any combination of these factors could adversely affect the economics of commencement or continuation of commercial production.

Success in establishing reserves is a result of a number of factors, including the quality of management, Homeland's level of geological and technical expertise, the quality of land available for exploration and development, the availability of suitable contractors, and other factors. Substantial expenditures are required to establish reserves through drilling, to determine the optimal metallurgical process and to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of resources or reserves.

**Governmental Regulations, Licenses and Permits**

The activities of Homeland, and its subsidiary and affiliated companies, are subject to government approvals, and various laws and regulations governing Black Economic Empowerment and the repatriation of funds in South Africa, prospecting, development, land resumptions, production taxes, labour standards and occupational health, mine safety, toxic substances and other matters, including issues affecting local previously disadvantaged populations. Although the Company believes that its activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail development or production. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a material adverse impact on the business, operations and financial performance of the Company. Further, the mining licenses and permits issued in respect of its projects may be subject to conditions which, if not satisfied, may lead to the revocation of such licenses. In the event of revocation, the value of the Homeland's investments in such projects may decline.

Homeland's exploration and development activities require permits from various government authorities, and are subject to extensive state, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, currency movements, labour standards, occupational health and safety, mine safety and other matters. The governing laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly.

Homeland draws on the expertise and commitment of its management team, their advisors, its employees and contractors to ensure compliance with current laws and fosters a climate of open communication and co-operation with regulatory bodies. To the extent such approvals are required and not obtained, Homeland's planned exploration and development activities may be delayed, curtailed, or cancelled entirely.

Homeland believes that it holds, has applied for, or has the capability of applying for when appropriate, all necessary licenses, rights and permits under applicable laws and regulations, and believes it is presently complying in all material respects with the terms of such licenses and permits. There is no assurance that future changes in such regulation, if any, will not adversely affect Homeland's operations.

In the ordinary course of business, Homeland is required to obtain or renew governmental permits for the operation and expansion of existing mining operations or for the development, construction and commencement of new mining operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions, which often involves public

hearings and costly undertakings. The duration and success of Homeland's efforts to obtain or renew permits are contingent upon many variables not within the Company's control, including the interpretation of applicable requirements implemented by the permitting authority. Homeland may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what Homeland believes it can recover from the property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could have a material adverse effect on Homeland's operations and profitability.

**Substantial Capital Requirements**

Substantial additional funds for the establishment of Homeland's current and planned mining operations will be required. No assurances can be given that the Company will be able to raise the additional funding that may be required for such activities, should such funding not be fully generated from operations. Coal prices, environmental rehabilitation or restitution, revenues, taxes, transportation costs, capital expenditures and operating expenses and geological results are all factors that will have an impact on the amount of additional capital that may be required. To meet such funding requirements, Homeland may be required to undertake additional equity financing, which would be dilutive to shareholders. Debt financing, if available, may also involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company or at all. If the Homeland is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion, and pursue only those development plans that can be funded through cash flows generated from its existing operations.

**Financing Risks**

Homeland has limited financial resources, currently has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. There can be no assurances that the Company will be able to obtain adequate funding in the future or that the terms of such financing will be favourable. Unless and until the Homeland develops or acquires income producing assets, it will be dependent upon its ability to obtain future equity or debt funding to support exploration, evaluation and development of the properties in which it has an interest.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, and placement of debt instruments, there can be no assurance that additional funding will be available, or available under terms favourable

to the Company. Homeland's ability to raise further equity or debt finance will vary according to a number of factors, including the success of exploration results and the future development of the projects, stock market conditions and prices for coal. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

The Company's current activities are focussed on the development of the Kendal Mine and the Northfield Slurry Dump, as well as exploration at the Eloff Project and elsewhere. The first two or which will provide the operating cash flow in the short-term necessary for fund all exploration activities and corporate overheads. Any adverse developments affecting these projects could materially affect the Company's financial condition and results of operations.

**Competition for New Properties and Personnel**

Mines have limited lives and as a result, Homeland may in the future seek to replace and expand its reserves through the acquisition of new properties. There is a limited supply of desirable mineral lands available in areas where Homeland would consider conducting exploration and/or production activities. Homeland faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does. Homeland competes with other mining companies, many of which have greater financial resources than the Company, for the acquisition of coal claims, leases and other coal interests as well as for the recruitment and retention of qualified employees and other personnel As a result, Homeland may be unable to acquire attractive new mining properties on terms that it considers acceptable.

Competition in the mining business for limited sources of capital could adversely affect Homeland's ability to acquire and develop suitable coal mines, coal developmental projects, coal producing companies or properties having significant exploration potential. As a result, there can be no assurance that Homeland's acquisition and exploration plans will yield new mineral reserves to replace or expand current mineral reserves.

Homeland's success will depend on its ability to attract and retain qualified and experienced personnel. The loss of any key executive or manager of the Company may have an adverse effect on the future of its business. While the Company has entered into contracts and adopted a stock option plan with the aim of securing the services of the existing management, the retention of their services cannot be guaranteed. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As Homeland's business activity grows, Homeland will require additional key executive, financial,

operational, administrative and mining personnel. Although Homeland believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If Homeland is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse effect on Homeland's results of operations and profitability.

Homeland could experience labour disputes, work stoppages or other disruptions in production that could adversely affect its operations.

**Volatility of Coal Prices**

The market price of coal is volatile and is affected by numerous factors that are beyond the Company's control. These include international supply and demand, the level of consumer product demand, international economic trends, currency exchange rate fluctuations, the level of interest rates, the rate of inflation, global or regional political events as well as a range of other market forces. Sustained downward movements in coal market prices could render less economic, or uneconomic, some or all of the coal extraction and/or exploration activities to be undertaken by the Company.

**Environmental Risks**

Mining operations are subject to various environmental laws and regulations including, for example, those relating to waste treatment, emissions and disposal, and companies must generally comply with permits or standards governing, among other things, tailing dams and waste disposal areas, water consumption, air emissions and water discharges. Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in Homeland's activities, the extent of which cannot be predicted and which may well be beyond the capacity of Homeland to fund. Homeland's right to exploit any minerals it discovers is subject to various reporting requirements and to acquiring certain government approvals and there is no assurance that such approvals, including environmental approvals, will be granted without inordinate delays or at all.

Additionally, all phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with mining operations. The legislation also requires that facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter

standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs.

The Kyoto Protocol to the United Nations Framework Convention on Climate Change was negotiated in December 1997 and aims to reduce emissions of greenhouse gases. While these restrictions have not yet been ratified by the member nations, their possible future ratification and implementation could adversely impact on the price and demand for coal or may result in the imposition of additional taxes or levies or other increased costs. Homeland is committed to a future of "clean coal".

**Foreign Exchange Rate Fluctuations**

Homeland's revenues and expenses will be incurred in South African Rands and Canadian Dollars, though its financings are expected to be completed in Canadian Dollars. Although the Company has taken certain steps to help mitigate foreign currency fluctuations, there is no assurance that the activities or products are or will continue to be effective. Accordingly, the inability of the Company to obtain or to put in place effective hedges could materially increase exposure to fluctuations in the value of the Canadian Dollar relative to the South African Rand. This could adversely affect Homeland's financial position and operating results.

**Mineral Resources and Reserves**

Mineral reserves are, in the large part, estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Reserve estimates for properties that have not yet commenced production may require revision based on actual production experience. Market price fluctuations of commodities, as well as increased production costs or reduced recovery rates may render mineral reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies and the processing of new or different mineral qualities may cause a mining operation to be unprofitable in any particular accounting period.

**Uninsured Risks**

Although Homeland maintains insurance to cover normal business risks, the availability of insurance for many of the hazards and risks is extremely limited or uneconomical at this time.

As a participant in mining and exploration activities the Company may become subject to liability for hazards that cannot be insured against or against which it may elect not to be so insured because of high premium costs. Furthermore, Homeland may incur a

liability to third parties (in excess of any insurance coverage) arising from negative environmental impacts or any other damage or injury.

**Conflicts of Interest**

Certain of Homeland's shareholders, directors, officers and technical consultants are or may become shareholders, directors, officers or employees of, or technical consultants to, other natural resource companies, and, to the extent that such other companies may participate in ventures with the Company, these individuals may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or of its terms. In appropriate cases Homeland will establish a special committee of independent directors to review a matter in which one or more directors or officers may have a conflict.

From time to time, Homeland, together with several other companies, may be involved in a joint venture opportunity where several companies participate in the acquisition, exploration and development of natural resource properties, thereby permitting Homeland to be involved in a greater number of larger projects with an associated reduction of financial exposure in any given project. Homeland may also assign all or a portion of its interest in a particular project to any of these companies due to the financial position of the other company or companies. Directors are required to act honestly and in good faith with a view to furthering the best interests of Homeland. In determining whether or not Homeland will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Homeland, the degree of risk to which Homeland may be exposed and its financial position at that time.

**Joint Ventures**

Homeland holds, and expects to hold in the future, interests in joint ventures. Joint ventures may involve special risks associated with the possibility that the joint venture partners may:

- have economic or business interests or targets that are inconsistent with those of Homeland;
- be unwilling or unable to fulfil their obligations under the joint venture or other agreements;
- take action contrary to Homeland's policies or objectives; or
- experience financial or other difficulties.

Any of the foregoing may have a material adverse effect on the results of operations or financial condition of the Company.

Use of Financial Instruments

In fiscal 2007, the Company did not enter into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. The principal financial instruments affecting the Company's financial condition and results of operations are currently its cash, amounts receivable and prepayments, long-term advances, accounts payable and accrued liabilities, and secured convertible debenture. The Company is subject to foreign currency exposure, as certain of its cash is retained in non-Canadian dollar denominated instruments.

Related Party Transactions

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(a) During the year, the Company paid Grove Communications Inc. $161,531 (2006: $148,876) in consulting and administration fees and in respect of investor relations work undertaken. The owner of Grove Communication Inc. is a director and officer of the company.

(b) During the year Grove Communications Inc. and Homeland Uranium Inc. shared office space with Homeland and contributed $25,572.75 and $13,522 respectively (2006: Grove Communications Inc. and Odyssey Resources Limited contributed $16,960 and $33,920 respectively) towards the office rent and related facilities.

(c) In South Africa, approximately $147,000 (2006: $123,000) was paid to a company owned by a director and significant shareholder of a subsidiary of the Company, as a retainer for services rendered in respect of the securing of prospecting rights.

(d) In South Africa, approximately $38,000 (2006: $60,000) was paid in terms of the Agreement for the purchase of Ferret Coal Holdings (Pty) Ltd as a retainer to a company controlled by a former director and significant shareholder of that company, for environmental consulting and related services. These payments ceased in April 2007.

(e) In 2007, 1,175,000 stock options were exercised by former employees and consultants at US$0.50 per share, certain of whom took advantage of a "cashless exercise program", and 975,000 common shares were issued. An additional 500,000 stock options were exercised by directors of the Company at US$0.50 per share, with 440,000 common shares being issued.

(f) The board of directors of Homeland granted 800,000 stock options to officers and employees in the year ended December 31, 2007 at prices ranging from US$2.00 (in March 2007) to $4.40 in (December 2007). All stock options granted expire after three years and vest over 24-months; one-third immediately, one-third after 12-months and one-third after 24-months

## Contractual Obligations and Commitments

**Lease Commitments**

In 2005, Homeland entered into a five year lease agreement for office space in Toronto. Gross annual lease commitments are as follows:

| | $ |
|---|---|
| 2008 | 54,122 |
| 2009 | 54,122 |
| 2010 | 54,122 |
| | 162,366 |

In 2006, the Homeland Mining and Energy SA (Pty) Ltd. entered into a two year lease agreement for office space in Witbank, South Africa. The operating lease is subject to annual escalation of 8% and 9% respectively. Gross annual lease commitments are as follows:

| | $ |
|---|---|
| 2008 | 46,203 |
| | 46,203 |

In 2007, Homeland Mining and Energy (Botswana) (Pty) Ltd. entered into a two year lease agreement for office space in Gaborone, Botswana. The operating lease is subject to annual escalation of 10%. Gross annual lease commitments are as follows:

| | $ |
|---|---|
| 2008 | 15,686 |
| 2009 | 17,542 |
| Total | 33,228 |

**Surface Rights**

The Company has entered into agreements to purchase the surface rights at the Kendal Project, near Witbank in South Africa. In the first of such agreements, the purchase price is ZAR 4,800,000 (approximately $690,000) of which ZAR 2,000,000 (approximately $290,000) has already been paid as a deposit. In the second of such agreements, the purchase price of ZAR 1,400,000 (approximately $200,000) remains due and payable.

**Madic Operations**

The Company has agreed to invest ZAR 6.3 million (approximately $910,000) in Madic Operations to capitalize the development of the Madic continuous conveyor system; subject to a formal contract being entered into between the parties that would provide for the terms of repayment of the Company's initial investment, set out that the Company would have the right to purchase future systems at cost, and confirm the Company's 42% equity interest in Madic Operations. Approximately ZAR 3.1 million (approximately $450,000) of this commitment has been funded to date.

**Management Contracts**

The Company is party to certain management contracts. These contracts contain clauses requiring additional payments be made upon the occurrence of certain events, such as a change of control. As the likelihood of these events taking place is not determinable, the contingent payments have not been reflected in these consolidated financial statements.

Off-Balance Sheet Arrangements and Contingent Liabilities

The Company has no off-balance sheet arrangements or contingent liabilities, not already discussed above.

Multilateral Instrument 52-109 Disclosure

**Evaluation of disclosure controls and procedures**

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded, based on our evaluation, that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's President and Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company's system of disclosure controls and procedures includes, but is not limited to, a Code of Business Conduct and Ethics, including a Corporate Accountability Policy, the effective functioning of the board of directors and its committees, and procedures in place to systematically identify matters warranting consideration of disclosure by the Company. As at the end of the year covered by this Management's Discussion and Analysis, management of the Company, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under applicable Canadian securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

**Internal controls over financial reporting**

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance, regarding the reliability of the Company's financial reporting for external purposes in accordance with accounting principles generally accepted in Canada, to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes:

- maintaining records that in reasonable detail accurately and fairly reflect the transactions of the Company;
- providing reasonable assurance that transactions are recorded as necessary for the preparation of financial statements in accordance with GAAP;
- providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the board of directors; and
- providing reasonable assurance that the unauthorized acquisition, use or disposition of assets that could have a material effect on the Company's financial statements would be prevented or detected on a timely basis.

The Chief Executive Officer and Chief Financial Officer, together with the other members of management, after having designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting in accordance with the issuer's GAAP as of December 31, 2007, have not identified any changes to the Company's internal control over financial reporting that would materially affect, or is reasonably likely to materially affect the Company's internal control over financial reporting.

Notwithstanding the above, Homeland, as a private company involved in the process of becoming a public company through the reverse take-over of Chrysalis, embarked early in 2007 on a process to improve the formalization of its internal control over financial reporting. This process will continue through the end of 2007.

## Outlook

Calendar 2007 has been an important year for Homeland. The Company has received Canadian NI 43-101 compliant technical reports from SRK Consulting (South Africa) (Pty) Ltd for its Kendal and Eloff Properties. Its listing process proceeded, and on March 5, 2008 Homeland listed on the Toronto Stock Exchange by way of the reverse take-over of Chrysalis Capital IV Corporation, a Capital Pool Company listed on the TSX Venture Exchange. Consideration will still be given to dual listing of the Company's securities on the Alternative Investment Market of the London Stock Exchange and/or on the Johannesburg Stock Exchange in South Africa in 2008. Cash flow is anticipated in the second quarter of 2008 with the commissioning of the Kendal Mine, following the granting of a Mining Licence by the South African authorities in March 2008.

Homeland's pipeline of prospects at different stages of development offers a well-balanced portfolio of quality exploration and development prospects. The Company's medium term goal is to develop into a mid-tier coal producer, while maintaining a

significant strategic investment in a new global uranium prospect, Homeland Uranium Inc. The worldwide exploration industry has been severely diminished by acquisition and merger, which has dramatically reduced the commitment to greenfields exploration. Homeland intends to exploit a potential valuable gap by generating and managing the early stages of resource identification and development of significant coal deposits.

By the end of 2008, Homeland plans to complete exploration and confirmation drilling at the Eloff Property, commission a feasibility study, and advance discussions for surface access and off-take; and by 2009, upon receipt of the necessary Mining Licence from the Department of Minerals and Energy, commence development of the mine infrastructure at this significant project. Environmental assessments and mine planning will also take place at the more advanced of the exploration projects, with a further two exploration projects expected to move to feasibility stage.

For additional information, please refer to the Company's website at www.homelandenergygroup.com.

## Subsequent Events

**Share issue**

In January 2008, Homeland closed a $2,400,000 unit offering, priced at $4.80 per unit with each unit consisting of one common share and one-half of one common share purchase warrant, each whole warrant entitling the holder to purchase one additional common share at a price of $6.00 per common share before May 21, 2009. The Company paid a cash commission on gross proceeds equal to $40,000.

**Acquisition of interest in Altona Resources Plc**

In February 2008, Homeland issued 737,500 common shares in consideration for the purchase of 44,250,000 common shares of Altona Resources Plc ("Altona") from third parties. This investment represents a strategic interest (15.6%) in a large coal asset held by a public company listed on the AIM in the United Kingdom. The transaction was valued at $3,540,000 based on a price of $4.80 per Homeland common share and a price of 4 pence per Altona common share.

**Conversion of Debenture**

GC-Global exercised their right to convert their convertible debenture (see Note 12 to the Consolidated Financial Statements) into common shares of the Company on February 28, 2008. At a conversion price of £1.25 per common share, this resulted in the issue of 810,250 common shares (pre-share split, see Reverse take-over and public listing).

**Reverse take-over and public listing**

On February 29, 2008, Homeland completed its reverse-takeover of Chrysalis Capital IV Corporation ("**Chrysalis**") by way of a merger (the "**Merger**") of Homeland with Chrysalis Capital IV (BVI) Corporation, a wholly-owned subsidiary of Chrysalis. The Merger constituted Chrysalis' qualifying transaction pursuant to the policies of the TSX Venture Exchange (the "**Exchange**").

Prior to the Merger, Chrysalis consolidated its common shares on a one for two basis and Homeland split its common shares on a four for one basis. Upon the Merger, Chrysalis then issued one common share for each common share of Homeland issued and outstanding immediately prior to the Merger. The outstanding options, warrants and other convertible securities of Homeland are exercisable for common shares of Chrysalis based on the same exchange ratios. Immediately prior to the Merger, Chrysalis took up and paid for 107,931,920 common shares of Homeland that were validly deposited pursuant to the previously announced share exchange offer by Chrysalis.

Chrysalis also filed articles of amendment to change its name to Homeland Energy Group Ltd. ("**Homeland Group**"). As a result of the completion of the transaction, Homeland Group had 145,001,117 common shares issued and outstanding. Assuming that all of the outstanding warrants and options, granted and available under the Stock Option Plan, were exercised 161,611,259 common shares of Homeland Group were issued and outstanding on a fully diluted basis.

A Filing Statement, dated February 20, 2008, prepared in accordance with the requirements of the Exchange in connection with the qualifying transaction has been filed with the Exchange and applicable Canadian securities regulators on SEDAR, and is available to be publicly accessed at www.sedar.com.

The common shares of Homeland Group commenced trading on Wednesday, March 5, 2008 on the Toronto Stock Exchange (the "**TSX**") under its new trading symbol "**HEG**".

**Disposition of interest in Homeland Mining & Energy SA (Pty) Ltd.**

On December 15, 2007, Homeland signed a memorandum of understanding (the "**MOU**") with a large international conglomerate, setting out the basic terms and conditions upon which the Company will sell up to a 50% voting and participating equity interest in Homeland Mining & Energy SA (Pty) Ltd. ("**HMESA**"). Management of Homeland views this as a potential key strategic alliance. Upon signing the MOU, Homeland received a payment of US$3,000,000 for 1% of the shares of HMESA. The terms of the MOU provide the purchaser of the interest in HMESA (the "**Purchaser**") with (i) an option to acquire an additional 4% of the shares of HMESA for a purchase price of US$12,000,000 (the "**First Option**"); (ii) if the First Option is exercised, a further option to purchase 5% of the shares of HMESA for a purchase price of a further US$15,000,000 on or before the date which is the later of April 1, 2008 and the date which is 10 days following receipt of an updated National Instrument 43-101 compliant report on Homeland's Eloff property (the "**Second Option**"); and (iii) if the Second Option is exercised, a final option to purchase 40% of the shares of HMESA for either US$125 million if such option is exercised on or before September 2, 2008, or US$135 million if such option is exercised after September 2, 2008 but on or before December 31, 2008 (the "**Third Option**").

On February 8, 2008, the first stage of due diligence review was completed and the Purchaser provided notice of exercise of the First Option. The completion of the First Option is subject to the satisfactory negotiation and execution of definitive documentation and the payment of the applicable US$12,000,000 purchase price, and is expected to occur in March 2008. If the closing of the First Option does not occur, Homeland is required to return the US$3,000,000 payment received to the Purchaser within 90 days, in exchange for the shares representing the 1% of HMESA held by the Purchaser.

The MOU also provides the Purchaser with a right to put the HMESA shares acquired by it under the First Option back to Homeland prior to the date that the Second Option is to be exercised. The purchase price for the shares subject to this put right is equal to the original price paid by the Purchaser and is payable in cash, or at the election of Homeland, with a combination of common shares of Homeland and the delivery of coal extracted from the Kendal Mineral Property, each at the then prevailing market rates (plus a 5% premium on the shares). The MOU also provides the Purchaser with a right to put the HMESA shares acquired by it under the First Option and Second Option back to Homeland after the Second Option is exercised and prior to December 31, 2008. The purchase price for the shares subject to this second put right is equal to the original price paid by the Purchaser and is payable in cash, or at the election of Homeland, in common shares of Homeland at the then prevailing market rates plus a 5% premium.

Finally, the MOU provides Homeland with the right to buy back the HMESA shares sold under the First Option if the Purchaser does not exercise the Second Option. The purchase price for the shares subject to this buy back right is payable in cash and is equal to the original price paid plus 10% interest accruing from the date that the First Option was completed. The MOU also provides Homeland with the right to buy back the HMESA shares sold under the First Option and the Second Option if the Purchaser does not exercise the Third Option. The purchase price for the shares subject to this buy back right is payable in cash and is equal to the original price paid plus 10% interest accruing as to 50% from the date that the First Option was completed and as to 50% from the date that the Second Option was completed.

**Grant of Kendal Mining Licence**

On March 18, 2008, the Company was advised by the South African Department of Minerals and Energy of the granting of the Mining Right in terms of Section 23 of the Mineral and Petroleum Resources Development Act, 2002, (Act 28 of 2002) in respect of Portion 6 of the farm Bankfontein 216 IR and Portions 5 and 10 of the farm Heuvelfontein 215 IR, situated in the magisterial district of Witbank; the Kendal Project.

April 24, 2008 has been set as the date that the Regional Manager will approve the relevant Environmental Management Plan and sign the applicable Mining Right.

## Supplement to the Financial Statements

**Critical Exchange Rates**

The most important exchange rate to impact on the Company's business in 2007 is the South African Rand ("ZAR") relative to the Canadian Dollar. This will also be the most important exchange rate in 2008, as operating expenditure at a project level is largely ZAR based. The following are the $1.00 to ZAR exchanges rates on a quarterly basis through 2007 (source: Bank of Canada):

| | |
|---|---|
| January 2, 2007 | 5.9102 |
| April 2, 2007 | 6.3012 |
| July 3, 2007 | 6.5746 |
| October 1, 2007 | 6.9156 |
| December 31, 2007 | 6.9444 |
| March 19, 2008 | 7.9808 |

## Outstanding Share and Option Data

As at March 19, 2008, the following items were issued and outstanding:

- 146,041,117 common shares (post share split and reverse take-over of Chrysalis Capital IV Corporation);
- 11,162,500 stock options at an average price of $0.35 per common share (post share split and reverse take-over of Chrysalis Capital IV Corporation), maturing at various dates until February 12, 2012;
- 164,688 agent options at $0.40 per common share (post share split and reverse take-over of Chrysalis Capital IV Corporation), expiring on February 15, 2009;
- 36,250 charity options at $0.40 per common share (post share split and reverse take-over of Chrysalis Capital IV Corporation), until the earlier of February 12, 2012 and the 90th day from the date that the Charity ceases to be an Eligible Charitable Organization; and
- 1,909,092 share purchase warrants with an exercise price of $1.50 per common share (post share split and reverse take-over of Chrysalis Capital IV Corporation) and an expiry date of May 21, 2009.

March 20, 2008


HOMELAND ENERGY
GROUP LTD.




## News Release

# Homeland Energy Group Ltd. Selects Mining Contractor for its Kendal Coal Mine in South Africa

**- Moolman Mining of South Africa is notified of Preferred Bidder status**
**- Total mining costs are in line with Company estimates**

**Toronto, Canada (March 31, 2008) - Homeland Energy Group Ltd. (TSX:HEG)** ('Homeland' or 'the Company') has notified Moolman Mining ("Moolmans"), an operating Group of Aveng Limited, of their success in being named Preferred Bidder for the 3-year initial mining contract for the Company's Kendal Coal Mine. Kendal Mine will be an opencast mine and is located approximately 100km east of Johannesburg in Mpumalanga province of South Africa and represents a significant project in Homeland Energy's portfolio of assets. Homeland Energy owns 74% of the Kendal project, with the remaining 26% owned by local strategic partners in South Africa.

This standard mining contract will include the mining of a minimum of 150,000 run-of-mine tonnes of coal per month up to the point of delivery to the on-site crushing and screening plants. The tender includes the removal of all material above the coal seams, intermediate coal partings between significant seams and subsequent rehabilitation of the mined out area, subject to the standards set by Homeland Energy. The initial duration of the contract will be three years, at which time the contract may be re-negotiated or re-tendered. Total costs, including mining and processing, at Kendal are anticipated to be in the ranges of C$12 to C$14 per saleable tonne for run-of-mine product and C$16 to C$20 per saleable tonne for beneficiated product.

"The awarding of this contract to Moolmans for the mining of Homeland's first producing coal mine marks yet another significant milestone in our company's development in a month that has seen Homeland's greatest corporate and operational progress since the company's inception in 2004," commented Stephen Coates, President and CEO. "We are committed to achieving production from Kendal during the second quarter of 2008, following the commissioning of our processing facility in early April."

"We are looking forward to working in partnership with Moolmans at the Kendal Coal

Mine," commented Mike Nell, Homeland Energy's Chief Operating Officer. "Moolmans has proven to be exceptionally professional in our negotiations to date and has impeccable reputation for contract mining in southern Africa."

"Moolmans is proud to be associated with Homeland Energy in the capacity of their opencast mining contractor on the Kendal Project. The award of this contract will give us the opportunity to further entrench and grow our positioning in the coal mining industry, particularly during this period of high demand for these products. We look forward to partaking in this prestigious project, and to forming a long-term and mutually beneficial relationship with Homeland Energy."

**Homeland Energy Group Ltd**. is a public company trading on the Toronto Stock Exchange under the symbol "HEG" and is focused on energy exploration and development in Southern Africa. Homeland owns three advanced development and pre-development coal projects in South Africa and a number of early-stage exploration properties in the provinces of Mpumalanga and Kwa-Zulu Natal. The Company is currently negotiating to acquire interests in a number of additional coal properties in eastern South Africa and neighbouring countries. Homeland is also a significant shareholder in Homeland Uranium Inc., a Canadian uranium exploration and development company focused on projects in Niger and the United States, and has a several other global strategic investments. Homeland Energy Group Ltd. began trading on the Toronto Stock Exchange on March 5, 2008 and has 145,001,117 shares outstanding.

**Moolman Mining**

The Moolmans organization, an operating group within The Aveng Group, began open pit mining in the late 1970s. Today Moolmans is a major force in surface mining in Africa. Moolmans currently works on twelve projects in six African countries, moving more than 13 million tonnes of material monthly. They have mined a range of commodities for a variety of reputable clients.

*CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION*

*This release contains certain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. Except for statements of historical fact relating to the Corporation, certain information contained herein constitutes "forward-looking statements". Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate" and other*

*similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. Circumstances or management's estimates or opinions could change. The reader is cautioned not to place undue reliance on forward-looking statements.*

For further information, please contact:
Naomi Nemeth, VP, Investor Relations
T: +1 416 506 1979
E: nnemeth@homelandenergygroup.com

Or

Stephen Coates, President and Chief Executive Officer
T: +44 20 7016 9881
E: scoates@homelandenergygroup.com

Please visit www.homelandenergygroup.com

RECEIVED
2008 APR 25 P 1:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ALTERNATIVE MONTHLY REPORT UNDER
PART 4 OF NATIONAL INSTRUMENT 62-103

Reporting Issuer: Homeland Energy Group Ltd. (the "Issuer")

Report for the end of: March 2008

(a) *Name and address of the eligible institutional investor:*

RAB Special Situations (Master) Fund Limited ("**Special Situations**")
P.O. Box 908 GT
Walker House Mary Street
George Town, Cayman Islands

(b) *Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:*

Since the last report filed by Special Situations under Part 4 for the Issuer, there is a net decrease in Special Situations' holdings of 30,160,000 common shares ("**Shares**) of the Issuer representing a net decrease of 20.81% in Special Situations' securityholding percentage for that class of the Issuer's securities.

(c) *Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:*

Special Situations holds 1,040,000 Shares. The Shares represent approximately 0.71% of the issued and outstanding Shares of the Issuer.

(d) *Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) (above) over which:*

(i) *the eligible institutional investor, either alone or together with any joint actors, has ownership and control:*

See section (c) above.

(ii) *the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:*

Not applicable.

(iii) *the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*

Not applicable.

(e) *Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

Special Situations disposed of the Shares for investment purposes only and not with the purpose of influencing the control or direction of the Issuer. Special Situations may in the future, subject to market conditions, make additional investments in or dispositions of the Issuer's securities. However, Special Situations does not intend to acquire 20% or more of any class of the outstanding voting or equity securities of the Issuer.

(f) *General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

Special Situations sold 31,200,000 Shares of the Issuer at a price of CAD$1.115625per Share, pursuant to the terms and conditions of a share purchase agreement made between itself and a group of purchasers. The transaction took place off the market by way of private sale and closed on March 5, 2008.

(g) *Names of any joint actors required in connection with this report:*

Not applicable.

(h) *Description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:*

Not applicable.

(i) *Eligibility to file reports under Part 4 in respect of the reporting issuer:*

Special Situations is eligible to file reports under Part 4 - Alternative Monthly Reporting System of National Instrument 62-103.

DATED this 10th day of April 2008.

**RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED**

By: (signed) "Benjamin Hill"

**Name:** Benjamin Hill
**Title:** Legal Counsel


HOMELAND ENERGY
GROUP LTD.



## News Release

# Homeland Energy Sells 5% Interest in its South African Subsidiary to GMR Group of Bangalore, India

**- GMR Group maintains options to acquire up to 50% of Homeland South Africa for US$155 million in 2008**
**- Sale of interest in Homeland South Africa provides cash for further development of South African and regional assets and for potential acquisitions**
**- Developing partnership brings balance sheet strength and power development expertise to Homeland**

**Toronto, Canada (April 17, 2008) - Homeland Energy Group Ltd. (TSX:HEG)** ('Homeland' or 'the Company') is pleased to announce that it has completed the sale of five per cent (5%) of its South African subsidiary, Homeland Mining and Energy SA (Pty) Ltd ("Homeland South Africa") to GMR Energy Limited ("GMR Group") of Bangalore, India for a cash payment to Homeland of US$15 million. GMR Group maintains options to acquire an additional 5% and 40% of Homeland South Africa valuing the Company's subsidiary at US$310 million. If all three options are exercised by September 2, 2008, Homeland Energy will receive a total of US$155 million for the sale of 50% of Homeland South Africa. Details of the three options are included below. The sale to GMR Group incorporates the projects and properties held within Homeland's South African subsidiary, including the Kendal Mine, Eloff coal mining project, the Northfield site reclamation project as well as exploration projects in South Africa. The transaction excludes Homeland Energy's corporate interests in Homeland Uranium, Altona Resources and other projects under consideration in southern Africa and elsewhere.

"This transaction represents a strategic move forward for Homeland Energy Group, as well as an endorsement of the quality of the underlying assets of the Company," commented Stephen Coates, President and CEO. "Our Board and management team believe that a partnership with an organisation of the quality of the GMR Group and the cash resulting from this deal provides the independence to develop the Eloff coal project, as well as other global opportunities that may arise. As these funds will be paid to Homeland's corporate entity, we are not limited to southern Africa for the deployment of the funds."

According to BVN Rao, Chairman & Managing Director of GMR Energy Limited: "The acquisition of sizeable coal assets overseas is a very critical part of GMR Group's international energy business strategy. Apart from ensuring fuel security for GMR Group's power projects in India, such a transaction also acts as a catalyst in the development of the energy business group. In our search for such assets we found that Homeland South Africa provided us with a perfect platform to grow the group's thermal energy portfolio. We are very pleased to be associated with Homeland Energy as a strategic partner in coal ventures. Apart from the quality and size of Homeland's South African coal assets, especially the development potential of the Eloff Project, we are impressed by the technical expertise, country specific knowledge and, above all, the commitment shown by the Homeland team. We, in turn, are committed to developing Homeland South Africa's assets into a world-class venture."

***The GMR-Homeland Transaction***

The conclusion of this initial sale by Homeland to GMR Group follows the negotiation of a Shareholders' Agreement and a Share Purchase Agreement (the "SPA") setting out the terms and conditions upon which Homeland agreed to sell up to a 50% voting and participating equity interest in Homeland South Africa to GMR Group. Following signing of a memorandum of understanding (the "MOU") in December 2007, Homeland received a payment of US$3 million. The additional payment made on April 15, 2008 of US$12 million completes the sale of the first 5% of the shares of Homeland South Africa for a total purchase price of US$15 million (the "First Option").

GMR Group holds an option – subject to conditions precedent – to purchase a further 5% of the shares of Homeland South Africa from Homeland for a purchase price of a further US$15 million on or before the date which is the later of May 1, 2008 and the date which is 10 days following receipt of an updated Independent Technical Report on the mineral resource at Homeland's Eloff property (the "Second Option").

If the Second Option is exercised, GMR Group holds a final option to purchase 40% of the shares of Homeland South Africa for either US$125 million, if such option is exercised on or before September 2, 2008, or US$135 million, if such option is exercised after September 2, 2008 but on or before December 31, 2008 (the "Third Option").

The SPA provides Homeland with the right to buy back the Homeland South Africa shares sold under the First Option if the Purchaser does not exercise the Second Option. The purchase price for the shares subject to this buy back right is payable in cash and is equal to the original price paid plus 10% interest accruing from the date that the First Option was completed. The SPA also provides Homeland with the right to buy back the Homeland South Africa shares sold under the First Option and the Second Option if the Purchaser does not exercise the Third Option. The purchase price for the shares subject to this buy back right is payable in cash and is equal to the original price paid plus 10% interest accruing as to 50% from the date that the First Option was completed and as to

50% from the date that the Second Option was completed.

***GMR Group Limited***

GMR Group is a Bangalore headquartered global infrastructure group with interests in Airports, Energy, Highways and Urban infrastructure as well as in the manufacturing sector, spanning the Agri-business including Sugar and Ferro alloys. The company is one of the fastest growing infrastructure organizations in India. Employing the Public Private Partnership model, the GMR Group has successfully implemented several infrastructure projects in India. With completion of the development of India's newest airport in Hyderabad, and the Delhi International Airport project well underway, GMR Group has established itself as a frontrunner and pioneer in the core infrastructure areas of the country. GMR's subsidiary, GMR Infrastructure Limited ("GIL"), is a Bombay-listed publicly traded company with a market capitalization in excess of US$6 billion.

When the Government of India opened the power sector to investments from the private sector, GMR Group took a strategic decision to venture into this sector. Over more than a decade, the Group has established its credentials and now has three power plants in Mangalore, Chennai and Andhra Pradesh. The GMR Group is currently developing three more power projects.

An infrastructure holding company, GIL was formed to fund the capital requirements of the GMR Group's initiatives in the infrastructure sector. GIL is engaged in the development of various infrastructure projects in the power and transportation sectors through several special purpose vehicles.

GMR Group's assets include six power plants, three of which are in production today, six road projects, two of which are in commercial operation and four are under development; and two airport projects, the recently completed Rajiv Gandi International Airport and the modernization and re-development of the Delhi International Airport. The GMR Group plays an active role in all stages of development of all projects, including the supervision of construction services, financing and operation.

The GMR Group is also actively engaged in the areas of Education, Health, Hygiene and Sanitation, Empowerment & Livelihoods and Community-Based Programs under its Foundation wing, reaffirming its grass root presence as change agents of society in the field of Corporate Social Responsibility. A dedicated division, the GMR Varalakshmi Foundation, manned by committed professionals, oversees and manages these projects across India.

**Homeland Energy Group Ltd**. is a producing coal company, traded on the Toronto Stock Exchange under the symbol "**HEG**". The company is focused on energy

exploration and development in Southern Africa. Homeland owns two producing operations – the Kendal Mine near Witbank, South Africa and the Northfield site reclamation project near Dundee, South Africa - an advanced development coal project in South Africa (Eloff coal mining project) and a number of early-stage exploration properties in the provinces of Mpumalanga and Kwa-Zulu Natal. The Company is currently negotiating to acquire interests in a number of additional coal properties in eastern South Africa and neighbouring countries. Homeland is also a significant shareholder in Homeland Uranium Inc., a Canadian uranium exploration and development company focused on projects in Niger and the United States, and has several other global strategic investments. Homeland Energy Group Ltd. began trading on the Toronto Stock Exchange on March 5, 2008 and has 146,041,117 common shares issued and outstanding.

For further information, please contact:
Naomi Nemeth, VP, Investor Relations
T: +1 416 542 3978
E: nnemeth@homelandenergygroup.com

Or

Stephen Coates, President and Chief Executive Officer
T: +44 20 7016 9881
E: scoates@homelandenergygroup.com

Please visit www.homelandenergygroup.com

## FORM 51-102F3

## MATERIAL CHANGE REPORT

**Item 1. Name and Address of Company**

Homeland Energy Group.
Suite 780, 144 Front Street West
Toronto, Ontario
M5J 2L7

**Item 2. Date of Material Change**

April 17, 2008

**Item 3. News Release**

A news release with respect to the material changes described herein were released at Toronto on April 17, 2008.

**Item 4. Summary of Material Change**

Homeland Energy Group. (the "Company") announced that it has sold 5% interest of its South African Subsidiary to GMR Group of Banglaore, India.

**Item 5. Full Description of Material Change**

The Company announced that it has completed the sale of five per cent (5%) of its South African subsidiary, Homeland Mining and Energy SA (Pty) Ltd ("Homeland South Africa") to GMR Energy Limited ("GMR Group") of Bangalore, India for a cash payment to Homeland of US$15 million. GMR Group maintains options to acquire an additional 5% and 40% of Homeland South Africa valuing the Company's subsidiary at US$310 million. If all three options are exercised by September 2, 2008, Homeland Energy will receive a total of US$155 million for the sale of 50% of Homeland South Africa. Details of the three options are included below.

The sale to GMR Group incorporates the projects and properties held within Homeland's South African subsidiary, including the Kendal Mine, Eloff coal mining project, the Northfield site reclamation project as well as exploration projects in South Africa. The transaction excludes Homeland Energy's corporate interests in Homeland Uranium, Altona Resources and other projects under consideration in southern Africa and elsewhere.

The conclusion of this initial sale by Homeland to GMR Group follows the negotiation of a Shareholders' Agreement and a Share Purchase Agreement (the

"SPA") setting out the terms and conditions upon which Homeland agreed to sell up to a 50% voting and participating equity interest in Homeland South Africa to GMR Group. Following signing of a memorandum of understanding (the "MOU") in December 2007, Homeland received a payment of US$3 million. The additional payment made on April 15, 2008 of US$12 million completes the sale of the first 5% of the shares of Homeland South Africa for a total purchase price of US$15 million (the "First Option").

GMR Group holds an option – subject to conditions precedent – to purchase a further 5% of the shares of Homeland South Africa from Homeland for a purchase price of a further US$15 million on or before the date which is the later of May 1, 2008 and the date which is 10 days following receipt of an updated Independent Technical Report on the mineral resource at Homeland's Eloff property (the "Second Option").

If the Second Option is exercised, GMR Group holds a final option to purchase 40% of the shares of Homeland South Africa for either US$125 million, if such option is exercised on or before September 2, 2008, or US$135 million, if such option is exercised after September 2, 2008 but on or before December 31, 2008 (the "Third Option").

The SPA provides Homeland with the right to buy back the Homeland South Africa shares sold under the First Option if the Purchaser does not exercise the Second Option. The purchase price for the shares subject to this buy back right is payable in cash and is equal to the original price paid plus 10% interest accruing from the date that the First Option was completed. The SPA also provides Homeland with the right to buy back the Homeland South Africa shares sold under the First Option and the Second Option if the Purchaser does not exercise the Third Option. The purchase price for the shares subject to this buy back right is payable in cash and is equal to the original price paid plus 10% interest accruing as to 50% from the date that the First Option was completed and as to 50% from the date that the Second Option was completed.

**Item 6. Reliance on subsection 7.1(2) or(3) of National Instrument 51-102 (Confidentiality Provisions)**

None.

**Item 7. Omitted Information**

None.

**Item 8. Executive Officer**

For further information, contact Stephen E Coates, President and Chief Executive Officer of Homeland Energy Group at +44 20 7016 9881

**Item 9. Date of Report**

April 23, 2008

**HOMELAND ENERGY GROUP**

By: *"Stephen Woodhead"* (Signed)
**Stephen Woodhead**
**Chief Financial Officer**


EQUITY
TRANSFER & TRUST COMPANY

**Lori Thompson**
**Account Manager, Client Services**
Telephone: 416.361.0930 Ext. 243
lthompson@equitytransfer.com

**VIA ELECTRONIC TRANSMISSION**

April 25, 2008

**TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:**

**RE: HOMELAND ENERGY GROUP LTD**
**Confirmation of Notice of Record and Meeting Dates**

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual & Special Meeting of Shareholders for HOMELAND ENERGY GROUP LTD.

| | | |
|---|---|---|
| 1. | ISIN:<br>CUSIP: | CA43741Y1097<br>43741Y109 |
| 2. | Date Fixed for the Meeting: | June 26, 2008 |
| 3. | Record Date for Notice: | May 12, 2008 |
| 4. | Record Date for Voting: | May 12, 2008 |
| 5. | Beneficial Ownership Determination Date: | May 12, 2008 |
| 6. | Classes or Series of Securities that entitle the holder to receive Notice of the Meeting: | Common Shares |
| 7. | Classes of Series of Securities that entitle the holder to vote at the meeting: | Common Shares |
| 8. | Business to be conducted at the meeting: | Annual & Special |

Yours Truly,

**EQUITY TRANSFER & TRUST COMPANY**

Per

# CHRYSALIS CAPITAL IV CORPORATION

**(now Homeland Energy Group Ltd.)**
**401 Bay Street, Suite 2702**
**Toronto, Ontario**
**M5H 2Y4**



**NOTICE OF CHANGE IN CORPORATE STRUCTURE**
Pursuant to Section 4.9 of Part 4 of National Instrument 51-102

**DATE:** **APRIL 25, 2008**

**TO:** **ONTARIO SECURITIES COMMISSION**
**BRITISH COLUMBIA SECURITIES COMMISSION**
**ALBERTA SECURITIES COMMISSION**

**AND TO:** **TORONTO STOCK EXCHANGE**
**TSX VENTURE EXCHANGE**

**AND TO:** **THE SHAREHOLDERS OF CHRYSALIS CAPITAL IV CORPORATION (now HOMELAND ENERGY GROUP LTD.) (the "Filing Issuer")**

---

**TAKE NOTICE THAT**, effective February 29, 2008, the Filing Issuer, Chrysalis Capital IV Corporation **("Chrysalis")** changed its corporate name into "Homeland Energy Group Ltd." **(the "Name Change")** as a result of the acquisition of Homeland Energy Corp. which constitutes a qualifying transaction pursuant to the policies of the TSX Venture Exchange **(the "Acquisition")**;

**AND TAKE FURTHER NOTICE PURSUANT TO SECTION 4.9 OF PART 4 OF NATIONAL INSTRUMENT 51-102 THAT:**

(1) The parties to the Acquisition are Chrysalis, Homeland Energy Corp. and Chrysalis Capital IV (BVI) Corporation.

(2) Chrysalis completed the Acquisition by way of a merger of Homeland Energy Corp. with Chrysalis Capital IV (BVI) Corporation, a wholly-owned subsidiary of Chrysalis.

Prior to the merger, Chrysalis consolidated its common shares on a one (1) for two (2) basis and Homeland Energy Corp. split its common shares on a four (4) for one (1) basis. Upon the merger, Chrysalis then issued one (1) common share for each common share of Homeland Energy Corp. issued and outstanding immediately prior to the Merger. The outstanding options, warrants and other convertible securities of Homeland Energy Corp. are exercisable for common shares of Chrysalis based on the same exchange ratios.

(3) The effective date of the Acquisition and Name Change is February 29, 2008.

(4) No party has ceased to be a reporting issuer subsequent to the Acquisition.

(5) The date of the first financial year of the Filing Issuer subsequent to the Acquisition has not changed.

(6) The periods of the interim and annual financial statements required to be filed for the Filing Issuer's first financial year subsequent to the Acquisition have not changed.



RECEIVED
2008 JUN 26 P 1:33


**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**FINANCIAL STATEMENTS**

**December 31, 2007**

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**

**DECEMBER 31, 2007**

Table of Contents

Deloitte

## AUDITORS' REPORT

To the Shareholders of
Chrysalis Capital IV Corporation

We have audited the balance sheet of Chrysalis Capital IV Corporation as at December 31, 2007, and the statements of operations, comprehensive loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2007, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2006 and for the period then ended were audited by Mintz & Partners LLP who expressed an opinion without reservation on those financial statements in their report dated April 22, 2007.

Deloitte & Touche LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
April 28, 2008

Member of
Deloitte Touche Tohmatsu

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**BALANCE SHEETS**

| As at December 31 | | 2007 | | 2006 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash and cash equivalents | $ | 234,077 | $ | 276,485 |
| *Qualifying transaction funds (Notes 2 and 3)* | | 584,931 | | - |
| Prepaid costs (Note 4) | | 209,089 | | 43,708 |
| Sundry assets | | 38,472 | | 3,815 |
| | $ | 1,066,569 | $ | 324,008 |
| **LIABILITIES** | | | | |
| Accounts payable and accrued liabilities | $ | 190,930 | $ | 29,701 |
| **SHAREHOLDERS' EQUITY** | | | | |
| Share capital (Note 5) | | 987,797 | | 300,000 |
| Contributed surplus (Note 6) | | 25,201 | | - |
| Deficit | | (137,359) | | (5,693) |
| | | 875,639 | | 294,307 |
| | $ | 1,066,569 | $ | 324,008 |

Approved on behalf of the board

*"Stephen Coates"* Director

*"Robert Munro"* Director

See Accompanying Notes

CHRYSALIS CAPITAL IV CORPORATION
(A Capital Pool Company)
STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

| | Year ended December 31, 2007 | For the period from October 12, 2006 (Date of Incorporation) to December 31, 2006 |
|---|---|---|
| **INTEREST INCOME** | $ 28,240 | $ 1,829 |
| **EXPENSES** | | |
| General and administrative expenses | 159, 906 | 7,522 |
| **NET LOSS AND COMPREHENSIVE LOSS** | (131, 666) | (5,693) |
| **DEFICIT, BEGINNING OF PERIOD** | (5,693) | - |
| ***DEFICIT, END OF PERIOD*** | $ (137,359) | $ (5,693) |
| **LOSS PER SHARE – basic and diluted** | $ (0.02) | $ (0.02) |
| **Weighted average number of shares outstanding** | 6,790,884 | 255,000 |

See Accompanying Notes

**CHRYSALIS CAPITAL IV CORPORATION**
**(A Capital Pool Company)**
**STATEMENTS OF CASH FLOWS**

| | Year ended December 31, 2007 | | For the period from October 12, 2006 (Date of Incorporation) to December 31, 2006 | |
|---|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | |
| Net loss | $ | (131,666) | $ | (5,693) |
| Items not involving cash: | | | | |
| Stock-based compensation – Directors and Officers | | 16,962 | | - |
| Stock-based compensation – Charity | | 1,696 | | - |
| Changes in non-cash items related to operations: | | | | |
| Increase in accounts payable and accrued liabilities | | 7,210 | | 7,950 |
| (Increase) in sundry assets | | (34,658) | | (3,815) |
| **Cash (used in) provided by operating activities** | $ | (140,456) | $ | (1,558) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | |
| Investment of qualifying transaction funds | | (640,000) | | - |
| **Cash used in investing activities** | $ | (640,000) | $ | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | |
| Proceeds from share issuance | | 850,000 | | 300,000 |
| Accounts payable and accrued liabilities | | - | | 21,751 |
| Proceeds from exercise of broker warrants | | 19,125 | | - |
| Prepaid costs | | 43, 708 | | (43,708) |
| Share issuance costs* | | (174,785) | | - |
| **Cash provided by financing activities** | $ | 738,048 | $ | 278,043 |
| **(Decrease) increase in cash and cash equivalents** | $ | (42,408) | $ | 276,485 |
| Cash and cash equivalents, beginning of period | | 276,485 | | - |
| Cash and cash equivalents, end of period | $ | 234,077 | $ | 276,485 |
| **Supplemental Information** | | | | |
| Interest received | $ | 8,740 | $ | 1,829 |
| Interest paid | | nil | | nil |
| Income taxes paid | | nil | | nil |

***Supplemental disclosure of non-cash transaction:**
During the period ended December 31, 2007, the Corporation paid a portion of agent fees by issuance of stock options with a fair market value of $8,443, which was included in Share Issuance Costs (Note 5).

## 1. NATURE OF ORGANIZATION

Chrysalis Capital IV Corporation was incorporated under the *Canada Business Corporations Act* on October 12, 2006 and is classified as a Capital Pool Company as defined in Policy 2.4 of the TSX Venture Exchange (the "Exchange"). The Corporation has no assets other than cash and cash equivalents, qualifying transaction funds and sundry assets and proposes to identify and evaluate potential acquisitions or businesses. and once identified and evaluated, to negotiate an acquisition or participation subject to receipt of regulatory and, if required, shareholders' approval.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Corporation include the following:

### (a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from those estimates. Estimates are used when accounting for items and matters such as accrued liabilities.

### (b) Cash and cash equivalents

Cash and cash equivalents consist of bank balances and investments in money market instruments with maturities of three months or less.

### (c) Qualifying Transaction funds

The proceeds raised from the issuance of capital stock may only be used to identify and evaluate assets or businesses for future investment, with the exception that up to lesser of $210,000 or 30% of the gross proceeds may be used to cover prescribed costs of issuing the common shares or administrative and general expenses of the Corporation. These restrictions apply under completion of a Qualifying Transaction by the Corporation as defined under the policies of the Exchange.

**(d) Stock-based Compensation**

Stock options issued by the Corporation are accounted for in accordance with the fair value based method of accounting as per section 3870 of the Canadian Institute of Chartered Accountants ("CICA) Handbook. The fair value of options issued to directors, officers, employees of and consultants to the Corporation is charged to earnings with the offsetting amount credited to contributed surplus. The fair value of options issued to agents in conjunction with a public offering is charged to share issue costs with an offsetting amount credited to contributed surplus. Fair value is measured using the Black Scholes option pricing model. When options are exercised, the corresponding contributed surplus and the proceeds received by the Corporation are credited to capital stock.

**(e) Future Income Taxes**

Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in the period that substantive enactment occurs. To the extent that the Corporation does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the amount.

**(f) Costs of Raising Capital**

Incremental costs incurred in respect of raising capital are charged against equity proceeds raised.

**(g) Earnings Per Share**

Earnings per share are calculated using the weighted average number of shares during the period. The treasury stock method of calculating fully diluted earnings per share amounts is used, which assumes that all outstanding stock options granted with an exercise price below the average market value are exercised during the period. The difference between the number of shares assumed and the number of shares assumed purchased is then included in the denominator of the diluted earnings per share computation.

**Recent Changes in Accounting Standards**
**(h) Comprehensive Income**

The CICA issued section 1530 in the CICA Handbook ("CICA HB")"Comprehensive Income". This section is effective for fiscal years beginning on or after October 1, 2006 and describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in a Corporation's net assets that results from transactions, events and circumstances from sources other than the Corporation's shareholders. It includes items that would not normally be included in net earnings, such as:

- Changes in the currency translation adjustment relating to self-sustaining foreign operations;
- Unrealized gain or losses on available for sale investments; and
- Gains or losses on derivatives designed as cash flow hedges.

The adoption of this accounting policy has not had a significant impact on the Corporation's financial position and operations in adopting this standard.

The CICA made changes to section 3250 of the CICA HB, "Surplus" and reissued it as section 3251, which the Corporation has adopted in these financial statements. The changes regarding the reporting and disclosure of equity and changes in equity are consistent with the new requirements of section 1530, Comprehensive Income.

As a result of adopting this standard, a Statement of Comprehensive Loss in included in the Corporation's financial statements, while cumulative changes in other comprehensive income – accumulated other comprehensive income – are presented as a new category under Shareholders' Equity in the balance sheet.

**(i) Financial Instruments**

The CICA issued section 3855 of the CICA HB, "Financial Instruments - Recognition and Measurement". This section is effective for fiscal years beginning on or after October 1, 2006. It describes the standards for recording and measuring financial assets, financial liabilities and nonfinancial derivatives. This section requires that:

- All financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held to maturity;
- All financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying values; and
- All derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

As a result of adoption of this standard, the Corporation has classified cash and cash equivalents and qualifying transaction funds as held for trading assets, which are measured at fair value; sundry assets as loans and receivables, which is measured at

amortized cost; and accounts payable and accrued liabilities as other liabilities, which are measured at amortized cost.

The CICA reissued section 3860 of the CICA HB as section 3861, "Financial Instruments Disclosure and Presentation", which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These revisions come into effect for fiscal years beginning on or after October 1, 2006.

The adoption of this accounting policy by the Corporation has not had a significant impact on its financial position and operations.

**(j) Hedges**

The CICA recently issued section 3865, "Hedges", which is effective for fiscal years beginning on or after October 1, 2006, and describes when and how hedge accounting can be used. Hedging is an activity used by a Corporation to change an exposure to one or more risks by creating an offset between:

- Changes in the fair value of a hedged item;
- Changes in the cash flows attributes to a hedged item and hedging item; or
- Changes resulting from a risk exposure relating to a hedge item and a hedging item.

Hedge accounting makes sure that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of operations in the same period.

The adoption of this accounting policy by the Corporation has not had a significant impact on its financial position and operations.

## 3. QUALIFYING TRANSACTION FUNDS

Qualifying transaction funds include a Guaranteed Investment Certificate bearing a 4.04% per annum rate maturing on February 23, 2008. The carrying value of these funds approximates their fair value.

## 4. PREPAID COSTS

These costs are for expenses relating to the issuance of capital stock and identifying business for Qualifying Transaction. The capital stock issuance costs were charged to Share Capital. whereas the Qualifying Transaction costs will be charged to equity when the transaction is undertaken.

## 5. SHARE CAPITAL

a) Authorized
Unlimited number of common shares

b) Issued

| | Number of Shares | Amount |
|---|---|---|
| Incorporation – October 12, 2006 | 1 | $ 1 |
| – October 24, 2006 | 2,999,999 | 299,999 |
| Balance, December 31, 2006 | 3,000,000 | 300,000 |
| Initial Public Offering – February 13, 2007 | 4,250,000 | 850,000 |
| Broker Warrant Exercise – March 13, 2007 | 95,625 | 21,025 |
| | | 1, 171,025 |
| Share Issuance Costs | - | (183,228) |
| Balance, December 31, 2007 | 7,345,625 | $ 987,797 |

On October 24, 2006, the Corporation issued 2,999,999 common shares at $0.10 per share for cash consideration of $299,999.

On February 13, 2007, the Corporation completed a public offering of 4,250,000 common shares at $0.20 per share for gross proceeds of $850.000. Share issuance costs related to the offering included $174,785 in cash and $8,443 in stock based fees from 425,000 agent's options issued on the initial public offering. The Corporation's shares began trading on the TSX Venture Exchange on February 15, 2007.

On March 13, 2007, the Corporation's Agent for the IPO exercised 95,625 options for cash consideration of $19,125.

c) Escrowed shares

All of the 3,000,000 common shares issued prior to the offering and all common shares that may be acquired from treasury of the Corporation by Non -Arm's Length Parties, as defined in the policies of the TSX Venture Exchange, of the Corporation either under the offering or otherwise prior to the completion of the Qualifying Transaction will be deposited with the Trustee as defined under the Escrow Agreement.

All common shares acquired on exercise of stock options prior to the completion of a Qualifying Transaction, must also be deposited in escrow until the final exchange bulletin is issued.

All common shares of the Corporation acquired in the secondary market prior to the completion of a Qualifying Transaction by a Control Person, as defined in the policies of the TSX Venture Exchange, are required to be deposited in escrow. Subject to certain permitted exemptions, all securities of the Corporation held by principles of the resulting issuer will also be escrowed.

d) Stock options

The directors of the Corporation have approved a Stock Option Plan (the "Plan") for the directors, officers, employees and consultants of the Corporation. Options granted under the Plan are exercisable for a period of up to 5 years from the date of the grant. The exercise price of the options shall be determined by the Board at the time of the grant. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. The number of common shares reserved for issuance to (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares, and (b) all technical consultants will not exceed 2% of the issued and outstanding common shares. In addition to the options granted under the Plan, the Corporation proposes to grant options to one or more eligible charitable organizations, exercisable for a period of up to 5 years from the date of the grant. Such grants to eligible charitable organizations will not exceed 1% of the issued and outstanding common shares.

A summary of the status of the Corporation's outstanding stock options as at December 31, 2007 is as follows:

| | Number of Shares | | Weighted average exercise price |
|---|---|---|---|
| Opening Balance, December 31, 2006 | - | $ | - |
| Granted to Directors, Officers | 725,000 | | 0.20 |
| Granted to Eligible Charity | 72,500 | | 0.20 |
| Granted to Agent | 425,000 | | 0.20 |
| Exercised by Agent | (95,625) | | |
| Outstanding and exercisable, as at December 31, 2007 | 1,126,875 | $ | 0.20 |

On February 13, 2007 the Corporation granted 725,000 options to the Directors and Officers to purchase common shares at an exercise price of $0.20 per share, vesting immediately and expiring five years from the date of grant. The fair value of the options granted at the time of granting, according to the Black Scholes method, is $0.02 per option assuming an average volatility of 10% on the underlying shares, an exercise price of $0.20, a risk free interest rate of 3.90% an expected life of 2.5 years, and an expected dividend rate of 0%. The Corporation recognized a stock-based compensation expense of $16,962 and charitable contribution of $1,696.

The Corporation granted options to its Agent in connection with the Initial Public Offering completed February 13, 2007. These options are to purchase 425,000 common shares at $0.20 per share with an expiry period of 5 years from the date of grant. The Corporation also granted options to The Arthritis & Autoimmunity Research Centre Foundation, registration number 11929 0773 RR0001, an Eligible Charitable Organization, to purchase up to 72,500 common shares at $0.20 per share with an expiry period of 5 years from the date of grant. The fair value of the options granted at the time of granting, according to the Black Scholes method, is approximately $0.02 per option assuming an average volatility of 10% on the underlying shares, an exercise price of $0.20, a risk free interest rate of 3.90%, an expected life of twenty-four months, and an expected dividend rate of 0%. The Corporation recognized a value of $8,443 stock issuance cost associated with the agent options and $1,696 associated with the charitable options.

## 6. CONTRIBUTED SURPLUS

The corporation's contributed surplus consists of the following:

| | | |
|---|---|---|
| Balance, December 31, 2006 | $ | - |
| Agent Options (Note 5(b)) | | 8,443 |
| Directors, Officers and Charity Options (Note 5(d)) | | 18,658 |
| Exercised by agent (Note 5(b)) | | (1,900) |
| Balance, December 31, 2007 | $ | 25,201 |

## 7. FINANCIAL INSTRUMENTS

a) Fair Value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial instruments including cash and cash equivalents, qualifying transaction funds, accounts payable and accrued liabilities are carried at amounts, which approximate fair value due to their short term nature.

b) Interest Rate

The Corporation has invested in a Guaranteed Investment Certificates at a fixed rate. Any change to market rates result in interest rate risk.

c) Currency and Credit Risk

The Corporation is not subject to significant credit and currency arising from these financial instruments.

## 9. CONTINGENCY

There is no assurance that the corporation will identify a business or asset that warrants acquisition or participation within the time limitations permissible under the policies of the Exchange, at which time the Exchange may suspend or de-list the corporation's shares from trading.

The proposed business of the Corporation involves a high degree of risk and there is no assurance that the Corporation will identify an appropriate business for acquisition or investment, and even if so identified and warranted, it may not be able to finance such acquisition or investment. Additional funds may be required to enable the Corporation to pursue such an initiative and the Corporation may be unable to obtain such financing on terms, which are satisfactory to it. Furthermore, there is no assurance that the businesses acquired will be profitable.

## 10. PROVISION FOR INCOME TAXES

The Corporation files Canadian income tax returns. The provision for income taxes differs from that amount which would be computed by applying the Canadian income tax rate to income (loss) before provision for income taxes. The reasons for these differences are as follows:

| | December 31, 2007 | | December 31, 2006 | |
|---|---|---|---|---|
| | Amount | % | Amount | % |
| Income tax recovery at statutory rate | $(47,558) | (36.12) | $ (2,056) | (36.12) |
| Non-deductible items | 6,887 | 5.23 | - | - |
| Share issue costs | (12,626) | (9.59) | - | - |
| Benefit of losses not recognized | 53,297 | 40.48 | 2,056 | 36.12 |
| Tax provision | $ - | - | $ - | - |

The Corporation recognizes future tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and net operating loss carry-forwards. Temporary differences, which give rise to future tax assets and liabilities, are as follows:

| | December 31, 2007 | | December 31, 2006 | |
|---|---|---|---|---|
| | Component | Tax Effect | Component | Tax Effect |
| Loss carry-forward | $ 152,841 | $ 55,206 | $ 5,693 | $ 2,056 |
| Share issue costs | 139,828 | 50,506 | - | - |
| Less valuation allowance | | (105,712) | | (2,056) |
| Net future income tax assets | | $ - | | $ - |

At December 31, 2007, the Corporation had cumulative net operating loss carry-forwards of approximately $153,000 in Canada. This amount will expire in various years through 2027.

## 11. RELATED PARTY TRANSACTIONS

The Corporation paid $39,530 to a director and shareholder and $60,838 to a company controlled by another director and shareholder for reimbursement of expenses incurred on behalf of the Corporation in the normal course of business.

The Corporation also paid $9,589 to a company related by common control for reimbursement of its share of expenses incurred in the normal course of business.

## 12. SUBSEQUENT EVENTS

On February 29, 2008, the Corporation completed its previously announced acquisition of Homeland Energy Corp. ("Homeland Corp.") by way of a merger (the "Merger") of Homeland Corp. with Chrysalis Capital IV (BVI) Corporation, a wholly-owned subsidiary of the Corporation. The Merger constitutes the Corporation's qualifying transaction pursuant to the policies of the TSX Venture Exchange.

## 13. COMPARATIVES

Certain comparative amounts have been reclassified to conform to current year's presentation.

## HOMELAND ENERGY GROUP LTD.
## (FORMERLY CHRYSALIS CAPITAL IV CORPORATION)

### FORM 51-102F1
### MANAGEMENT'S DISCUSSION & ANALYSIS FOR THE YEAR ENDED
### December 31, 2007

*Additional information relating to the Corporation is available on SEDAR at www.sedar.com*

**Date**

This management discussion and analysis ("MD&A") is dated April 28, 2008 and is in respect of the year ended December 31, 2007.

**Overall Performance**

As at December 31, 2007, Chrysalis Capital IV Corporation ("Chrysalis" or the "Corporation") was classified as a Capital Pool Company as defined in Policy 2.4 (the "Policy") of TSX Venture Exchange (the "Exchange"). As such, the Corporation had not commenced commercial operations and had no assets other than cash and qualifying transaction funds with which to identify and evaluate businesses or assets with a view to completing a "Qualifying Transaction" (as defined pursuant to the Policy). As a result, the Corporation's business was to identify and evaluate businesses and assets with a view to completing a Qualifying Transaction. Any proposed Qualifying Transaction must be accepted by the Exchange and in the case of a non-arm's length Qualifying Transaction is also subject to "majority of the minority approval" in accordance with the Policy.

The Corporation had not conducted commercial operations. On June 18, 2007, the Corporation announced that it entered into a definitive agreement dated June 13, 2007 with Homeland Energy Corp., a coal exploration and development company, and certain of its shareholders, pursuant to which the Corporation proposed to complete a business combination to acquire Homeland Energy Corp. Subject to compliance with all regulatory approvals and certain other terms and conditions, the proposed business combination constituted the Corporation's Qualifying Transaction. On February 29, 2008, the Corporation completed its previously announced acquisition of Homeland Energy Corp. by way of a merger of Homeland Energy Corp. with a wholly-owned subsidiary of the Corporation. The merger constituted the Corporation's Qualifying Transaction pursuant to the policies of the TSX Venture Exchange. On completion of the Qualifying Transaction, the Corporation filed articles of amendment dated February 29, 2008 to change its name to Homeland Energy Group Ltd.

**Selected Financial Information**

The Corporation was incorporated on October 12, 2006 and December 31 is the date of its fiscal year end.

| | Year ended December 31, 2007 | Period ending December 31, 2006 |
|---|---|---|
| Interest income | $ 28,240 | $ 1,829 |
| Net income (loss) | $ (131,666) | $ (5,693) |
| Earnings (loss) – per share | $ (0.02) | $ (0.02) |
| Total assets | $ 1,066,569 | $ 324,008 |

For the year ended December 31, 2007, the Corporation reported no discontinued operations, no changes in accounting policy and declared no cash dividends.

**Results of Operations**

As at December 31, 2007, the Corporation had no operations. For the year ended December 31, 2007, the Corporation had interest income of $28,240 and expenses of $159,906 for a net loss of $(131,666). For the year ended December 31, 2007, the stock-based compensation accounted for $27,101, of which $16,962 and $1,696 were expensed as stock-based compensation and stock-based donation respectively. The remaining $8,443 for agent options was included in share issuance costs.

**Liquidity**

As at December 31, 2007 the Corporation had working capital of $875,639. This included $234,077 in cash and cash equivalents, and $584,931 in qualifying transaction funds, which is sufficient for the Corporation to meet its ongoing obligations and meet its objective to complete a Qualifying Transaction.

**Accounting Policies including Initial Adoption**

Effective October 12, 2006, the Corporation adopted recommendations of the CICA Handbook Section 3870 relating to stock-based compensation. For the year ended December 31, 2007, the Corporation recorded $16,962, $1,696, $8,443 in relation to stock options granted to directors and officers, an eligible charity, and an agent respectively.

The Corporation's calculations for determining the "fair value" of options granted were made using the Black Scholes option-pricing model with the following average assumptions:

| | For the year ended December 31, 2007 |
|---|---|
| Risk-free interest rate | 3.90% |
| Expected life (years)* | 2.5 |
| Expected dividend yield | 0% |
| Expected volatility | 10% |

*Agent's Options were calculated using an expected life of 2.0 years

**Financial Instruments and Other Instruments**

The Corporation's financial instruments consist of cash and cash equivalents, qualifying transaction funds, accounts payable and accrued liabilities. It is management's opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from these financial instruments and that the fair value of these financial instruments approximates their carrying values.

**Additional Disclosure for Venture Corporations without Significant Revenue**

The following table sets forth a breakdown of material components of the general and administration costs of the Corporation for the year ended December 31, 2007.

| | | Year ended December 31, 2007 |
|---|---|---|
| Office and General | $ | 42,260 |
| Communication | | 21,835 |
| Professional Fees | | 24,981 |
| Travel and Entertainment | | 28,193 |
| Other Administrative | | 23,979 |
| Stock–based Compensation | | 18,658 |
| Total | $ | 159,906 |

**Disclosure of Outstanding Share Data**

As at December 31, 2007 and as at the date of this MD&A, the following is a description of the outstanding equity securities and convertible securities previously issued by the Corporation:

| | Authorized | Outstanding |
|---|---|---|
| Voting or equity securities issued and outstanding | Unlimited Common Shares | 7,345,625 Common Shares |
| Securities convertible or exercisable into voting or equity securities – stock options | Management stock options to acquire up to 10% of outstanding Common Shares | Management stock options to acquire 725,000 Common Shares at $0.20 |
| | Charity stock options to acquire up to 1% of outstanding Common Shares | Charity stock options to acquire 72,500 Common Shares at $0.20 |
| Securities convertible or exercisable into voting or equity securities – agent's option | Agent's options to acquire up to 425,000 common shares | Agent's option to acquire up to 329,375 Common Shares at $0.20 |
| Voting or equity securities issuable on conversion or exchange of outstanding securities | (as above) | (as above) |





**CERTIFICATION OF ANNUAL FILINGS**
**VENTURE ISSUER BASIC CERTIFICATE**

I, **Stephen Coates** as **Chief Executive Officer** of **Homeland Energy Group Ltd.**, certify the following:

1. *Review:* I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the annual filings) of **Homeland Energy Group Ltd.** (the issuer) for the financial year ended December 31, 2007.

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: April 28, 2008.

*"Stephen Coates"*
Stephen Coates
Chief Executive Officer

\- - - - - - - - - - - - - - - - - - - -

**NOTE TO READER**

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.



# CERTIFICATION OF ANNUAL FILINGS
# VENTURE ISSUER BASIC CERTIFICATE

I, **Stephen Woodhead** as **Chief Financial Officer** of **Homeland Energy Group Ltd.**, certify the following:

1. *Review:* I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the annual filings) of **Homeland Energy Group Ltd.** (the issuer) for the financial year ended December 31, 2007.

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: April 28, 2008

*"Stephen Woodhead"*
Stephen Woodhead
Chief Financial Officer

-------------------

**NOTE TO READER**

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

RECEIVED
2008 JUN 26 P 1:33

**FORM 13-502F1**
**CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE**

Reporting Issuer Name: Homeland Energy Group Ltd.

Fiscal year end date used to calculate capitalization:
December 31, 2007

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end 7,345,625(i)

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule) $0.71(ii)

Market value of class or series (i) X (ii)= $5,215,393.70(A)

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on marketplace in Canada or the United States of America at the end of the fiscal year) (B)

Market value of other securities:

(See paragraph 2.11(b) of the Rule)
(Provide details of how value was determined (C)

(Repeat for each class or series of securities) (D)

**Capitalization**
(Add market value of all classes and series of securities) (A)+(B)+(C)+(D) = $5,215,393.70

**Participation Fee** $600.00
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

**New reporting issuer's reduced participation fee**, if applicable
(see section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year
12

$600.00

$600.00 x 12 divided by 12 = $600.00

**Late Fee**, if applicable
(As determined under section 2.5 of the Rule)

**NOTICE**



**DATE:** **APRIL 30, 2008**

**TO:** **Alberta Securities Commission**
**British Columbia Securities Commission**
**Ontario Securities Commission**

---

Pursuant to Section 11.2 of National Instrument 51-102 *Continuous Disclosure Obligations*, Homeland Energy Group Ltd. hereby gives notice that it has ceased to be a venture issuer, since it delisted its common shares from the TSX Venture Exchange upon the listing of its common shares on the Toronto Stock Exchange.

S:\88\88903\SEDAR\CorpStatusRptApr08.doc


HOMELAND ENERGY
GROUP LTD.



## News Release

# Homeland Energy Group Ltd. Votes in Favour of Altona Resources Share Issue to Tongjiang of Hong Kong

**- As a significant shareholder of Altona Resources, Homeland Energy supports involvement of Tongjiang**

**Toronto, Canada (May 1, 2008) - Homeland Energy Group Ltd. (TSX:HEG)** ('Homeland' or 'the Company') is pleased to announce that it will be supporting the motion put forward by the management of Altona Resources Ltd. (ASX:ANR) ("Altona") to issue 240 million common shares of Altona to Tongjiang International Energy Co. Ltd ("Tongjiang"), a Hong Kong-based investment company.

Homeland Energy, a significant shareholder in Altona Resources, believes that there is significant merit to Altona's Ackeringa coal project in South Australia and that Homeland' shareholders will benefit from this exposure to one of the last sizeable undeveloped energy sources in the world. The Company feels that Tongjiang's investment and its influence on the strategic direction of Altona will add value and be a positive development in Altona's evolution.

**Homeland Energy Group Ltd.** is a public company trading on the Toronto Stock Exchange under the symbol "HEG" and is focused on energy exploration and development in Southern Africa. Homeland owns three advanced development and pre-development coal projects in South Africa and a number of early-stage exploration properties in the provinces of Mpumalanga and Kwa-Zulu Natal. The Company is currently negotiating to acquire interests in a number of additional coal properties in eastern South Africa and neighbouring countries. Homeland is also a significant shareholder in Homeland Uranium Inc., a Canadian uranium exploration and development company focused on projects in Niger and the United States, and has a several other global strategic investments. Homeland Energy Group Ltd. began trading on the Toronto Stock Exchange on March 5, 2008 and has 145,001,117 shares outstanding.

*CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION*

*This release contains certain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. Except for statements of historical fact relating to the Corporation, certain information contained herein constitutes "forward-looking statements". Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. Circumstances or management's estimates or opinions could change. The reader is cautioned not to place undue reliance on forward-looking statements.*

For further information, please contact:
Naomi Nemeth, VP, Investor Relations
T: +1 416 506 1979
E: nnemeth@homelandenergygroup.com

Or

Stephen Coates, President and Chief Executive Officer
T: +44 20 7016 9881
E: scoates@homelandenergygroup.com

Please visit www.homelandenergygroup.com


HOMELAND ENERGY
GROUP LTD.



## News Release

# Homeland Energy Sells Additional 5% Interest in its South African Subsidiary for US$15,000,000

**- GMR Group of Bangalore, India now holds 10% of Homeland South Africa for a total purchase price of US$30 million**
**- GMR Group holds a final option to acquire an additional 40% of Homeland South Africa for total payments of US$155 million in 2008**
**- Homeland maintains strong cash and liquid asset position**

**Toronto, Canada (May 6, 2008) - Homeland Energy Group Ltd. (TSX:HEG)** ('Homeland' or 'the Company') has received its second cash payment of US$15 million from GMR of Bangalore, India for an additional 5% interest in Homeland Energy's South African subsidiary, Homeland Mining and Energy SA Pty) Ltd (Homeland South Africa). This second tranche brings GMR's ownership of Homeland South Africa to 10%. This payment, when received, will raise Homeland's cash and liquid assets to more than C$32 million. Additionally, the Company holds 22,250,000 shares or 39% of Homeland Uranium Inc. a private, uranium exploration and development company.

GMR Group maintains an option to acquire an additional 40% of Homeland South Africa, valuing the Company's subsidiary at US$310 million. If the third option is exercised by September 2, 2008, Homeland Energy will receive a total of US$155 million for the sale of 50% of Homeland South Africa. Details of the three options are included below. The sale to GMR Group incorporates the projects and properties held within Homeland's South African subsidiary, including the Kendal Mine, Eloff coal mining project, the Northfield site reclamation project as well as several exploration projects in South Africa. The transaction excludes Homeland Energy's corporate interests in Homeland Uranium, Altona Resources and other projects under consideration in southern Africa and elsewhere.

"We continue to be very pleased with our progress in South Africa and this additional commitment by GMR serves as an independent confirmation of the value being created by Homeland" commented Stephen Coates, President and CEO. "We look forward to having GMR as a partner on most of our South African coal projects as we grow our portfolio of development and production assets inside and outside of South Africa."

*The GMR-Homeland Transaction*
The conclusion of this second sale by Homeland to GMR Group follows delivery of a draft report of the drilling and coal quality analysis on the Eloff project. Following completion of this information, the Company will release an updated Independent Technical Report to both SAMREC and National Instrument 43-101 compliant standards. It is anticipated that this report will be complete and made public during the week of May 5, 2008.

Homeland and GMR completed negotiation of a Shareholders' Agreement and a Share Purchase Agreement (the "SPA") setting out the terms and conditions upon which Homeland agreed to sell up to a 50% voting and participating equity interest in Homeland South Africa to GMR Group. Following signing of a memorandum of understanding (the "MOU") in December 2007, Homeland received a payment of US$3 million. The additional payment made on April 15, 2008 of US$12 million completed the sale of the first 5% of the shares of Homeland South Africa for a total purchase price of US$15 million (the "First Option").

GMR Group now holds a final option to purchase 40% of the shares of Homeland South Africa for either US$125 million, if such option is exercised on or before September 2, 2008, or US$135 million, if such option is exercised after September 2, 2008 but on or before December 31, 2008 (the "Third Option").

The SPA provides Homeland with the right to buy back the Homeland South Africa shares sold under the First Option and the Second Option if the Purchaser does not exercise the Third Option. The purchase price for the shares subject to this buy back right is payable in cash and is equal to the original price paid plus 10% interest accruing as to 50% from the date that the First Option was completed and as to 50% from the date that the Second Option was completed.

*GMR Group Limited*

GMR Group is a Bangalore headquartered global infrastructure group with interests in Airports, Energy, Highways and Urban infrastructure as well as in the manufacturing sector, spanning the Agri-business including Sugar and Ferro alloys. The company is one of the fastest growing infrastructure organizations in India. Employing the Public Private Partnership model, the GMR Group has successfully implemented several infrastructure projects in India. With completion of the development of India's newest airport in Hyderabad, and the Delhi International Airport project well underway, GMR Group has established itself as a frontrunner and pioneer in the core infrastructure areas of the country. GMR's subsidiary, GMR Infrastructure Limited ("GIL"), is a Bombay-listed publicly traded company with a market capitalization in excess of US$6 billion.

When the Government of India opened the power sector to investments from the private sector, GMR Group took a strategic decision to venture into this sector. Over more than a decade, the Group has established its credentials and now has three power plants in Mangalore, Chennai and Andhra Pradesh. The GMR Group is currently developing three more power projects.

The GMR Group is also actively engaged in the areas of Education, Health, Hygiene and Sanitation, Empowerment & Livelihoods and Community-Based Programs under its Foundation wing, reaffirming its grass root presence as change agents of society in the field of Corporate Social Responsibility. A dedicated division, the GMR Varalakshmi Foundation, manned by committed professionals, oversees and manages these projects across India.

An infrastructure holding company, GIL was formed to fund the capital requirements of the GMR Group's initiatives in the infrastructure sector. GIL is engaged in the development of various infrastructure projects in the power and transportation sectors through several special purpose vehicles.

GMR Group's assets include six power plants, three of which are in production today, six road projects, two of which are in commercial operation and four are under development; and two airport projects, the recently completed Rajiv Gandi International Airport and the modernization and re-development of the Delhi International Airport. The GMR Group plays an active role in all stages of development of all projects, including the supervision of construction services, financing and operation.

**Homeland Energy Group Ltd**. is a producing coal company, traded on the Toronto Stock Exchange under the symbol "**HEG**". The company is focused on energy exploration and development in Southern Africa. Homeland owns two producing operations – the Kendal Mine near Witbank, South Africa and the Northfield site reclamation project near Dundee, South Africa - an advanced development coal project in South Africa (Eloff coal mining project) and a number of early-stage exploration properties in the provinces of Mpumalanga and Kwa-Zulu Natal.

The Company is currently negotiating to acquire interests in a number of additional coal properties in eastern South Africa and neighbouring countries. Homeland is also a significant shareholder in Homeland Uranium Inc., a Canadian uranium exploration and development company focused on projects in Niger and the United States, and has several other global strategic investments. Homeland Energy Group Ltd. began trading on the Toronto Stock Exchange on March 5, 2008 and has 146,041,117 common shares issued and outstanding.

For further information, please contact:

Naomi Nemeth, VP, Investor Relations
T: +1 416 506 1979
E: nnemeth@homelandenergygroup.com

Or

Stephen Coates, President and Chief Executive Officer
T: +44 20 7016 9881
E: scoates@homelandenergygroup.com

Please visit www.homelandenergygroup.com


HOMELAND ENERGY
GROUP LTD.



# News Release

## Homeland Energy's Eloff Project Increases Coal Resources by 30%

**- GEMECS reports a Measured & Indicated Mineral Resource of 452 million tonnes and an Inferred Resource of 58 million tonnes**
**- Thickness in the prominent coal seam – the Number 2 Seam - ranges up to 14 metres and to a maximum depth below surface of 123 m[P1]etres**

**Toronto, Canada (May 8, 2008[P2]) - Homeland Energy Group Ltd. (TSX:HEG)** ('Homeland' or 'the Company') is pleased to announce the results of an independent technical report containing an updated mineral resource estimate for the Company's Eloff Mining Project. This project is located 50 km east of Johannesburg in the Witbank/Middlefield coal fields of Mpumalanga province in South Africa. This 43-101 compliant report was compiled by independent consultant Gemecs (pty) Limited of South Africa, based on information prepared in part by SRK Consulting (South Africa) (Pty) Limited. This estimate includes data from 18,154 metres of drilling from 301 drill holes.

**Table 1 – Estimated Mineral Resource Summary**

| **Category** | **Tonnage (tonnes)** |
|---|---|
| Measured | 262 million |
| Indicated | 190 million |
| **Measured & Indicated Total** | **452 million** |
| | |
| Inferred | 58 million |

An analysis of the washability has shown that the use of a simple de-stoning process it is possible to upgrade the product as shown in Table 2. This product could further be beneficiated through a washing process to improve qualities.

**Table 2 – Upgrading raw coal quality through a simple de-stoning:**

| Yield (%) | CV (Mj/kg) | Ash (%) | Volatile Matter (%) | Sulphur (%) | Est. Saleable tonnes |
|---|---|---|---|---|---|
| 70.41 | 20.91 | 27.87 | 21.59 | 0.69 | 359 million |

The resource consists of a series of individual blocks with varying qualities and geological characteristics. This lends itself to selective mining, both within the seams themselves as well as between the various blocks. Mine planning will be critical to the process as it is imperative to extract the maximum recovery in terms of tonnage and quality from this resource. While the greater proportion of this mineral resource is within the limits of open pit mining, there is a small portion that would require underground mining at some time in the future. Therefore, the Company estimates that approximately 85% of the gross in situ mineral resource is suitable for open pit mining.

"We are extremely pleased to announce that we have increased our gross in situ resource tonnage by 30% as well as increasing the confidence level in the mineral resource through the results of drilling and evaluation that were used to arrive at this estimate," commented Stephen Coates, President and CEO. "The Eloff Mining Project is one of the larger Greenfield projects remaining in the Witbank Coalfield. The scale of this project is such that the planning and execution of the mining as well as the beneficiation functions are well within the scope of the abilities of Homeland's technical team and will contribute significantly to the local and regional economies."

**Coal Seams Evaluated**

In the Witbank/Middleburg coalfield, there are two main economic coal seams – an 'upper' Number 4 seam and the 'lower' Number 2 seam. Generally the Number 2 seam is of better quality and more widespread than the Number 4 seam. Historically, the Number 2 seam has been selectively mined in the Witbank area to produce both blended metallurgical coal and power generation coal. The uppermost seam is Number 5 seam, which is very thin but of generally high quality.

**Going Forward**

With the completion of this Independent Technical Report, Homeland is in a position to proceed to the next stage of development, the compilation of a mining plan for Phase One of Eloff production; production anticipated at 6 million tonnes per year (500,000 tonnes per month) by 2010. Capital costs for Phase One will include the construction of crushing

and screening facilities, washing facility and the infrastructure required to transport the final coal products. Homeland submitted the application for a mining licence for Eloff in January 2008 and anticipates a 12 to 15-month interval as the application is reviewed by the South African Department of Minerals and Energy (DME).

**Qualified Persons**

Mr. John Sparrow, Director and Principle Geologist with the firm Gemecs (Pty) Limited fulfils the requirement to be a "Qualified Person" for the purposes of Canadian National Instrument 43-101. This technical report has been prepared under the supervision of Mr. Sparrow in compliance with National Instrument 43-101 and Form 43-101F1.

Exploration and mine development programs are carried out under the supervision of Mr. Mike Nell, Chief Operating Officer, Homeland Energy Group Ltd. Mr. Nell, a professional mining engineer and "Qualified Person" as defined under National Instrument 43-101, has reviewed and verified the technical content of this press release.

**Homeland Energy Group Ltd.** is a public company trading on the Toronto Stock Exchange under the symbol "HEG" and is focused on energy exploration and development in Southern Africa. Homeland owns three advanced development and pre-development coal projects in South Africa and a number of early-stage exploration properties in the provinces of Mpumalanga and Kwa-Zulu Natal. The Company is currently negotiating to acquire interests in a number of additional coal properties in eastern South Africa and neighbouring countries. Homeland is also a significant shareholder in Homeland Uranium Inc., a Canadian uranium exploration and development company focused on projects in Niger and the United States, and has a several other global strategic investments. Homeland Energy Group Ltd. began trading on the Toronto Stock Exchange on March 5, 2008 and has 146,041,117 shares outstanding.

*CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION*
*This release contains certain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. Except for statements of historical fact relating to the Corporation, certain information contained herein constitutes "forward-looking statements". Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or*

*results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. Circumstances or management's estimates or opinions could change. The reader is cautioned not to place undue reliance on forward-looking statements.*

For further information, please contact:
Naomi Nemeth, VP, Investor Relations
T: +1 416 506 1979
E: nnemeth@homelandenergygroup.com

Or

Stephen Coates, President and Chief Executive Officer
T: +44 20 7016 9881
E: scoates@homelandenergygroup.com

Please visit www.homelandenergygroup.com

EXECUTION COPY



**THIS SHARE PURCHASE AGREEMENT** made as of the 9th day of April 2008.

**BETWEEN:**

**GMR ENERGY LIMITED,** a company organized and existing under the laws of India, having its registered office at SKIP House 22/1, Museum Road, Bangalore 560025, India

(hereinafter called the "**Purchaser**")

**OF THE FIRST PART;**

**HOMELAND ENERGY CORP.,** a company organized and existing under the laws of Mauritius, having its registered office at 5th Floor, Chancery House, Lislet Geoffroy Street, Port Louis, Mauritius

(hereinafter called the "**Vendor**")

**OF THE SECOND PART;**

- and –

**HOMELAND MINING & ENERGY SA (PTY) LTD.,** a company organized and existing under the laws of South Africa, with registered number 2006/001403/07, having its registered office at Bureau De Paul 3, corner of Nelson Mandela Avenue and Paul Sauer Street, Witbank, South Africa, 1044

(hereinafter called the "**Corporation**")

**OF THE THIRD PART;**

**RECITALS:**

A. **WHEREAS** the Vendor and the Purchaser entered into a memorandum of understanding dated December 14, 2007 (the "**MOU**"), setting out the terms and conditions pursuant to which the Purchaser is entitled to acquire up to 50% of the issued and outstanding Shares (as hereinafter defined) from the Vendor;

B. **WHEREAS** on December 20, 2007 the Purchaser acquired the Initial Share (as hereinafter defined) in consideration for the payment of US$3,000,000, the receipt of which is hereby acknowledged, pursuant to the terms and conditions of the MOU; and

C. **WHEREAS** this Agreement sets out, *inter alia*, (i) the terms on which the Purchaser may require the Vendor to sell up to forty-nine (49) further Shares in three tranches so that the Purchaser will own up to 50% of the issued and outstanding capital of the Corporation following the Third Closing (as hereinafter defined), (ii) the terms on which the Purchaser may, in specified circumstances, require the Vendor to repurchase Sale Shares from the Purchaser, and (iii) the terms on which the Vendor may, in specified circumstances, require the Purchaser to sell Sale Shares owned by the Purchaser to the Vendor, all for the consideration and upon the terms and conditions set forth in this Agreement.

**NOW, THEREFORE,** in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto agree as follows:

## 1. INTERPRETATION

1.1 **Defined Terms.** Where used herein or in any amendments or schedules hereto, the following terms shall have the following meanings:

"**Affiliate**" means with respect to any person, any other person that, directly or indirectly, from time to time, (i) controls, (ii) is controlled by, or (iii) is under common control with, the first mentioned person and for the purposes of this definition the term "**control**" means, in relation to any non-natural person (the "**First Person**") the right of another person or persons acting together, whether in law or in fact (including by way of contract), to secure by means of the holding of shares bearing 50% or more of the voting rights attaching to all the shares in the First Person, or by having the power to control the composition of the board of directors or other governing body of the First Person, that all or a substantial proportion of the affairs of the First Person are conducted in accordance with the wishes of that person or persons and the expressions "**controls**" or "**controlled**" shall be construed accordingly;

"**Agreement**" means this Agreement and all amendments made hereto by written agreement signed by the parties and includes the schedules hereto;

"**Alternate Consideration**" has the meaning ascribed to it in Section 2.13;

"**Applicable Law**" in respect of any Person, property, transaction or event, means all laws, statutes, treaties, regulations, judgments, notices, approvals, orders and decrees applicable to that Person, property, transaction or event and, whether or not having the force of law, all applicable official directives, rules, protocols, consents, approvals, authorizations, guidelines, orders and policies of any governmental body having or purporting to have authority over that Person, property, transaction or event;

"**Applicable Transfer Taxes**" means all applicable stamp duties and other similar applicable taxes that are payable upon the transfer of Shares pursuant to this Agreement;

"**Assets**" means all of the rights, titles, estates and interests in all of the assets, property, agreements, arrangements, understandings, whether pending, actual or consummated, relating to the Business carried on by the Companies and all Business Information and Intellectual Property associated therewith, all contracts and agreements necessary for the operation of the Business and all existing contracts and license agreements with customers of the Companies;

"**BEE Participation Requirements**" means mining scorecard requirements as set out in the Mining Charter for equity participation of historically disadvantaged South Africans in mining companies;

"**Business**" means the business carried on by the Companies being exploration, development and production of coal properties in South Africa;

"**Business Day**" means any day which is not a Saturday, Sunday or a statutory holiday in the City of Bangalore, India, the City of Toronto, Canada or the City of Johannesburg, South Africa;

"**Business Information**" means all information in any tangible form, including, but not limited to paper, electronically stored data, magnetic media, microfiche, film and microfilm and whether or not confidential, relating to the Business, including all drawings, process and material specifications, operation and manufacturing procedures and data, computer software, code, routines and algorithms, geological survey data, maps and plans, research, development and project reports, progress reports, quality assurance and testing procedures, manuals and records, instruction, training, user, maintenance and repair manuals, market forecasts, quotations and tenders, customer and supplier lists, marketing methods and procedures, technical literature and brochures and any other technical, industrial and commercial information;

"**Business Intellectual Property**" means Intellectual Property used in whole or in part in, or required for, the carrying on of the Business;

"**Coal Price**" means, on any day, a price per metric tonne of Kendal Coal, expressed in Dollars, which is equal to the average ex works price of Kendal Coal, expressed in Dollars (at a spot rate of exchange), over the immediately preceding calendar month, actually realized by the

Corporation (or applicable Subsidiary) for that grade of coal from arm's length purchasers. For greater certainty, the Parties agree that the Coal Price does not include any costs of transporting the coal from the Companies' facilities;

**"Certificate"** means a written certification of a matter or matters of fact which, if required from a company, shall be made by a duly authorized director or officer of the company on behalf of the company;

**"Closing"** means the First Closing, the Second Closing and /or the Third Closing;

**"Closing Date"** means the First Closing Date, the Second Closing Date and/or the Third Closing Date;

**"Closing Deliverables"** means any and all share certificates, share transfer forms, documents, instruments or things which are to be delivered by any party hereto at a Closing or Repurchase Closing;

**"Companies"** means the Corporation and the Subsidiaries;

**"Confidential Information"** has the meaning ascribed to it in Section 14.1;

**"Eloff Mines"** means the coal projects located in South Africa, at Latitude 26°15', Longitude 28°42' as more particularly described in **Schedule "B"**;

**"Eloff Technical Report"** means the technical report on resource/reserve estimation of the Eloff Mines prepared by Gemecs (Pty) Limited, in compliance with the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (the SAMREC Code), the 2005 Code of the Canadian Institute of Mining, Metallurgy and Petroleum (CIMM 2005) or National Instrument 43-101 (NI 43-101) developed by the Canadian Securities Administrators;

**"Encumbrances"** means any encumbrance or security interest of any kind whatsoever, including a mortgage, pledge, charge, assignment by way of security lien, restriction, right to acquire, right of pre-emption, option, conversion right, any third party right or interest, any right of set-off or counterclaim and any agreement or other undertaking, whether conditional or otherwise, to create any of the foregoing;

**"Financial Statements"** means the audited financial statements as of December 31, 2006 for each of the Companies with the exception of Corpclo331 (Pty) Ltd, copies of which are appended to this Agreement as **Schedule "C"**;

**"Ferret"** means Ferret Coal (Kendal)(Pty) Ltd, a company organized and existing under the laws of South Africa, with registered number 2005/035542/07 and having its registered office at Bureau De Paul 3, corner of Nelson Mandela Avenue and Paul Sauer Street, Witbank, South Africa, 1044;

**"First Closing"** means the consummation of the transaction of purchase and sale between the Purchaser and the Vendor pursuant to the exercise of the First Option;

**"First Closing Date"** means April 14, 2008 or such later date as may be mutually agreed upon by the Vendor and the Purchaser in writing for the closing of the First Option;

**"First Option"** means the option of the Purchaser to acquire the First Option Shares for the First Purchase Price in accordance with Section 2.2;

**"First Option Date"** means February 8, 2008;

**"First Option Shares"** means the four (4) Shares representing 4% of the outstanding share capital of the Corporation to be transferred by the Vendor to the Purchaser at the First Closing;

**"First Purchase Price"** has the meaning ascribed to it in Section 2.3;

**"First Repurchase"** means the purchase of the Initial Share by the Vendor in consideration for the First Repurchase Price on the First Repurchase Closing Date in accordance with Section 2.5;

**"First Repurchase Closing"** means the consummation of the First Repurchase;

**"First Repurchase Closing Date"** means the date which is ninety (90) days after the First Closing Date or any earlier date agreed to in writing between the Purchaser and the Vendor, if the First Closing does not occur by the First Closing Date;

**"First Repurchase Price"** has the meaning ascribed to it in Section 2.6;

**"IFRS"** means the International Financial Reporting Standards adopted by the International Accounting Standards Board, as amended from time to time, and a reference to IFRS in relation to financial statements shall be a reference to IFRS as of the last date of the reporting period for which such financial statements have been prepared;

**"Indebtedness Amount"** means the aggregate amount of the Companies' debts to the Vendor, including all amounts received as advances, loans, deposits and all interest and charges payable in respect thereof, regardless of their due dates;

**"Indemnified Person"** means the Purchaser, any of its Affiliates and any officer, director, agent and employee of any of the Purchaser or its Affiliate;

**"Initial Share"** means the one (1) share in the outstanding share capital of the Corporation transferred to the Purchaser by the Vendor on December 21, 2007 in accordance with the MOU;

**"Intellectual Property"** means licenses, patents, trade marks, trade names, service marks, Internet domain names, copyrights, database rights and rights in designs, inventions, trade secrets, know-how and other confidential information, or similar intangible or proprietary rights

in any part of the world and including all applications for any of the same;

**"Kendal Coal"** has the meaning ascribed to it in Subsection 2.13(b) hereof;

**"Kendal Mines"** means the coal projects located in South Africa, approximately at Latitude 26°04', Longitude 28°59' as more particularly described in **Schedule "B"**;

"Losses" means any damage (including actual damage and loss of profit), detriment, liability, obligation, cost or expense (including arbitration and legal fees), whether or not foreseeable as to amount or nature;

**"Management Plan"** means the management plan to be provided to the Purchaser by the Vendor no later than July 31, 2008 and to be attached hereto as **Schedule "R"**;

**"Mining Charter"** means the Broad-Based Socio-Economic Empowerment Charter as contemplated by section 100 of the Minerals and Petroleum Resources Development Act, 2002 (Act No. 28 of 2002);

**"MOU"** shall bear the meaning set out in Recital A;

**"Nhlalala"** means Nhlalala Mining (Pty) Limited, a company organized and existing under the laws of South Africa, with registered number 2004/024650/07 and having its registered office at Bureau De Paul 3, corner of Nelson Mandela Avenue and Paul Sauer Street, Witbank, South Africa, 1044

**"Northfield Mines"** means the coal mines located in South Africa, approximately at Latitude 28°14', Longitude 30°13';

**"Person"** includes an individual, partnership, association, unincorporated organization, trust and corporation and a natural person acting in such person's individual capacity or in such person's capacity as trustee, executor, administrator, agent or other legal representative;

**"Prudent Industry Practice"** means those practices, methods, specifications and standards that a prudent, competent, experienced and expert Person in the international coal mining industry seeking, in good faith, to perform its contractual obligations would be reasonably and ordinarily expected to use and/or adopt in relation to the conduct of coal prospecting, exploration, mine planning, mine design, mine development, mine closure and operations and other related activities, as applicable, and which practices, methods, specifications and standards would be reasonably and ordinarily acceptable to international financial institutions making available limited or non-recourse long term debt financing of mine development and operation;

**"Purchase Options"** means each of the First Option, the Second Option and the Third Option;

**"Purchaser Advances"** has the meaning ascribed to it in Subsection 11.5(a) hereof;

**"Relevant Information"** has the meaning ascribed to it in Subsection 3.1(a) hereof;

"**Representatives**" has the meaning ascribed to it in Section 14.2;

"**Repurchase Closing**" means any of the First Repurchase Closing, the Second Repurchase Put Closing, the Second Repurchase Call Closing, the Third Repurchase Put Closing, and the Third Repurchase Call Closing, whichever is applicable to the Repurchase Transaction being completed;

"**Repurchase Closing Date**" means any of the First Repurchase Closing Date, the Second Repurchase Put Closing Date, the Second Repurchase Call Closing Date, the Third Repurchase Put Closing Date and the Third Repurchase Call Closing Date, whichever is applicable to the Repurchase Transaction being completed;

"**Repurchase Price**" means any of the First Repurchase Price, the Second Repurchase Put Price, the Second Repurchase Call Price, the Third Repurchase Put Price or the Third Repurchase Call Price, as applicable;

"**Repurchase Shares**" means the Initial Share, the Second Return Shares or the Third Return Shares, whichever is applicable to the Repurchase Transaction being completed;

"**Repurchase Transaction**" means any of the First Repurchase, the Second Repurchase Put Option, the Second Repurchase Call Option, the Third Repurchase Put Option or the Third Repurchase Call Option, as applicable;

"**Return Shares**" means (i) common shares in the capital of the Vendor, provided that the Vendor is listed on a recognized stock exchange, or (ii) if the Vendor is not itself listed on a recognized stock exchange but is a subsidiary of a company listed on a recognized stock exchange, common shares of that listed company;

"**Sale Shares**" means forty-nine (49) Shares representing 49% of the outstanding share capital of the Corporation and comprising the First Option Shares, the Second Option Shares and the Third Option Shares;

"**SARS**" means the South African Revenue Services;

"**Second Closing**" means the consummation of the transaction of purchase and sale between the Purchaser and the Vendor pursuant to the exercise of the Second Option;

"**Second Closing Date**" means (i) the date specified by the Purchaser in the notice delivered by it to the Vendor in accordance with Section 2.9, which shall be no earlier than five (5) Business Days and no later than ten (10) Business Days from the date on which such notice is deemed to have been given to the Vendor or (ii) such other date as may be mutually agreed upon by the Vendor and the Purchaser in writing for the occurrence of Second Closing;

"**Second Option**" means the Purchaser's option to acquire the Second Option Shares for the

Second Purchase Price on or before the Second Closing Date in accordance with Section 2.7;

**"Second Option Long-stop Date"** means the later of: (i) April 30, 2008 and (ii) the date which is ten (10) Business Days following the date on which the Purchaser is given a copy of the Eloff Technical Report;

**"Second Option Shares"** means the five (5) Shares representing 5% of the outstanding share capital of the Corporation to be transferred by the Vendor to the Purchaser at the Second Closing;

**"Second Purchase Price"** has the meaning ascribed to it in Section 2.8;

**"Second Repurchase Call Closing"** means the consummation of the Second Repurchase Call Option;

**"Second Repurchase Call Closing Date"** means the date which is sixty (60) days following the delivery of the notice under Section 2.14 or such other date agreed to in writing between the Purchaser and the Vendor;

**"Second Repurchase Call Option"** means the option of the Vendor to acquire the Second Repurchase Shares in consideration for the Second Repurchase Call Price on or before the Second Repurchase Call Closing Date in accordance with Section 2.14;

**"Second Repurchase Call Price"** has the meaning ascribed to it in Section 2.15;

**"Second Repurchase Put Closing"** means the consummation of the transaction of purchase and sale between the Purchaser and the Vendor pursuant to the exercise of the Second Repurchase Put Option;

**"Second Repurchase Put Closing Date"** means the date which is sixty (60) days following the delivery of the notice under Section 2.10 or such other date agreed to in writing between the Purchaser and the Vendor;

**"Second Repurchase Put Option"** means the option of the Purchaser to require the Vendor to purchase the Second Repurchase Shares in consideration for the Second Repurchase Put Price on or before the Second Option Repurchase Put Closing Date in accordance with Section 2.10;

**"Second Repurchase Put Price"** has the meaning ascribed to it in Section 2.11;

**"Second Repurchase Put Price Election"** has the meaning ascribed to it in Section 2.12;

**"Second Repurchase Put Price Election Date"** means the date which is ten (10) Business Days after the delivery of the notice pursuant to Section 2.10;

**"Second Repurchase Shares"** means the Initial Share and the First Option Shares;

"**SHA**" means the shareholders agreement entered or to be entered into by the Vendor, the Purchaser, and the Corporation attached hereto as **Schedule "A"**;

"**Shares**" means the ordinary par value shares of one rand each, in the issued share capital of the Corporation;

"**Subsidiaries**" means Nhlalala, Tshedza, Corpclo331 (Pty) Ltd, Ferret Coal Holdings (Pty) Ltd, Ferret, Manoka Mining (Pty) Ltd and Ferret Coal (Heidelberg) (Pty) (formerly Mogwele Trading 157 (Pty) Ltd), each of them incorporated under the laws of South Africa, short particulars of which are set out in **Schedule "B"**;

"**Tax**" means all forms of taxation and social security contributions including, in particular, transfer taxes on the sale of property (whether real or personal, tangible or intangible), value added tax, payroll tax, and any charge, tax, duty, levy, impost, withholding, or liability wherever chargeable imposed for support of national, state, federal, municipal or local government or any other Person in any jurisdiction and any penalty, fine, surcharge, interest, charges or costs payable in connection with any such Taxes;

"**Tax Laws**" means all applicable Tax laws in South Africa;

"**Third Closing**" means the consummation of the transaction of purchase and sale between the Purchaser and the Vendor pursuant to the exercise of the Third Option;

"**Third Closing Date**" means (i) the date specified by the Purchaser in the notice delivered by it to the Vendor in accordance with Section 2.18, which shall be no earlier than five (5) Business Days and no later than ten (10) Business Days from the date on which such notice is deemed to have been given to the Vendor; or (ii) such other date as may be mutually agreed upon by the Vendor and the Purchaser in writing for the occurrence of the Third Closing;

"**Third Option**" means the Purchaser's option to acquire the Third Option Shares for the Third Purchase Price on or before the Third Closing Date in accordance with Section 2.16;

"**Third Option Long-stop Date**" means December 31, 2008;

"**Third Option Shares**" means the forty (40) Shares representing 40% of the outstanding share capital of the Corporation to be transferred by the Vendor to the Purchaser at the Third Closing;

"**Third Purchase Price**" has the meaning ascribed to it in Section 2.17;

"**Third Repurchase Call Closing**" means the consummation of the Third Repurchase Call Option;

"**Third Repurchase Call Closing Date**" means the date which is sixty (60) days following the delivery of the notice under Section 2.23 or such other date agreed to in writing between the

Purchaser and the Vendor;

**"Third Repurchase Call Option"** means the option of the Vendor to acquire the Third Repurchase Shares in consideration for the Third Repurchase Call Price on or before the Third Repurchase Call Closing Date in accordance with Section 2.23;

**"Third Repurchase Call Price"** has the meaning ascribed to it in Section 2.24;

**"Third Repurchase Put Closing"** means the consummation of the Third Repurchase Put Option;

**"Third Repurchase Put Closing Date"** means the date which is sixty (60) days following the delivery of the notice under Section 2.19 or such other date agreed to in writing between the Purchaser and the Vendor;

**"Third Repurchase Put Option"** means the option of the Purchaser to require the Vendor to purchase of the Third Repurchase Shares in consideration for the Third Repurchase Put Price on or before the Third Repurchase Put Closing Date in accordance with Section 2.19;

**"Third Repurchase Put Price"** has the meaning ascribed to it in Section 2.20;

**"Third Repurchase Put Price Election"** has the meaning ascribed to it in Section 2.21;

**"Third Repurchase Put Price Election Date"** means the date which is ten (10) Business Days after the delivery of the notice pursuant to Section 2.19;

**"Third Repurchase Shares"** means the Initial Share, the First Option Shares and the Second Option Shares;

**"Time of Closing"** means 5:00 p.m. (Toronto time) on the applicable Closing Date or Repurchase Closing Date or such other time as may be mutually acceptable to the parties;

**"Transaction"** means the sale by the Vendor and the purchase by the Purchaser of the Sale Shares as contemplated herein pursuant to the First Option, the Second Option and the Third Option;

**"Tshedza"** means Tshedza Mining Resources (Pty) Ltd., a company organized and existing under the laws of South Africa, with registered number 2006/014738/07 and having its registered office at Bureau De Paul 3, corner of Nelson Mandela Avenue and Paul Sauer Street, Witbank, South Africa, 1044;

**"Updated Financial Statements"** means the audited financial statements as of December 31, 2007 for each of the Companies and the unaudited consolidated financial statements as of December 31, 2007 for the Corporation; and

"ZAR" means South African Rand, the lawful currency of the Republic of South Africa.

1.2 **Currency.** Unless otherwise expressly provided, all references in this Agreement to $ or Dollars are to United States dollars.

1.3 **Gender and Number.** Except where the context otherwise indicates, words importing the singular shall include the plural, and vice versa, and words importing the masculine gender shall include the feminine and neuter genders, and vice versa.

1.4 **Division and Headings.** The division of this Agreement into Articles and sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and similar expressions refer to this Agreement and not to any particular Article, section or other portion of this Agreement and include any amendment hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Subsections are to Articles, Sections and Subsections of this Agreement.

1.5 **Time.** All references to Toronto time shall be references to the local time in Toronto, Canada.

1.6 **Payment.** For the purposes of this Agreement a payment of a particular amount to a particular account shall be considered to have been made upon presentation to the party entitled to receive such payment of a copy of a SWIFT message showing that the payment of such amount to such account has been ordered.

1.7 **Extended Meanings**

(1) In this Agreement the words "includes" or "including" shall be construed without limitation.

(2) Representations and warranties given (i) so far as the Vendor and /or the Corporation are aware; or (ii) to the knowledge or to the best of the knowledge of, the Vendor and / or the Corporation, are deemed to be given to the best of the knowledge, information and belief of any officer, director or employee of the Vendor and /or the Corporation, as the case may be, after due and careful enquiries by such individuals.

1.8 **Schedules.** The following Schedules annexed hereto are incorporated by reference and deemed to form a part of this Agreement:

**Schedule "A" –Shareholder Agreement to be entered into between the Vendor and the Purchaser upon the consummation of the First Option**
**Schedule "B" – Descriptions of Property and Particulars of Subsidiaries including authorized and issued capital, ownership interest and other owners**
**Schedule "C" – Financial Statements**
**Schedule "D" – Liabilities of the Corporation and the Subsidiaries**

**Schedule "E" – Encumbrances**
**Schedule "F" – Equipment Leases**
**Schedule "G" – Employees**
**Schedule "H" – Material Contracts**
**Schedule "I" – Litigation**
**Schedule "J" – Benefit Plans**
**Schedule "K" - Directors and Officers**
**Schedule "L" – Bank Accounts**
**Schedule "M" – Material Adverse Changes**
**Schedule "N" – Constitutive Documents of Companies**
**Schedule "O" – Authorizations**
**Schedule "P" – Insurance Policies**
**Schedule "Q" – Not used**
**Schedule "R" – Management Plan**
**Schedule "S" – Capex Budget 1/3/08-31/12/08**
**Schedule "T" – Wire Transfer Instructions**

**THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK**

2. **TRANSFERS**

2.1 **Transfer.** The Vendor hereby grants to the Purchaser the right to purchase the Sale Shares pursuant to the exercise by the Purchaser of the Purchase Options and hereby agrees to sell the Sale Shares to the Purchaser for the consideration set out in this Article 2 and on the terms and conditions set out in this Agreement.

2.2 **First Option.** The Vendor hereby grants to the Purchaser the right to acquire the First Option Shares in consideration for the First Purchase Price. Subject to the terms and conditions hereof, on the First Closing Date at the Time of Closing upon the payment of the First Purchase Price, the Vendor shall transfer to the Purchaser and the Purchaser shall accept from the Vendor ownership of the First Option Shares and the Vendor shall deliver to the Purchaser the First Option Shares. The Vendor shall take all steps necessary within its control to cause the Corporation to, and the Corporation hereby undertakes to thereupon, enter the name of the Purchaser upon the shareholders' register of the Corporation as the holder of all of the First Option Shares at the First Closing, provided that the Purchaser shall have complied with its obligation pursuant to Section 2.26 for delivering the Applicable Transfer Taxes to the Vendor on the First Closing Date. On the First Closing Date, the Vendor shall transfer to the Purchaser the First Option Shares free and clear of all Encumbrances and with all rights and advantages attaching thereto, including the right to the full amount of all dividends which might be allocated to the First Option Shares.

2.3 **First Purchase Price.** Subject to the terms and conditions hereof, the First Purchase Price payable by the Purchaser to the Vendor for the First Option Shares shall be Twelve Million Dollars ($12,000,000), which First Purchase Price shall be satisfied by wire transfer in accordance with the instructions provided for in **Schedule "T"**.

2.4 **Notice of Exercise.** The Vendor hereby acknowledges that on the First Option Date the Purchaser has provided the Vendor with notice in writing of its intention to exercise the First Option and to acquire the First Option Shares for the First Purchase Price on the First Closing Date.

2.5 **Repurchase of Initial Share.** If the First Closing does not occur at any time prior to or on the First Closing Date, the Vendor shall purchase from the Purchaser the Initial Share on the First Repurchase Closing Date in consideration for the First Repurchase Price, which shall be paid by the Vendor to the Purchase in accordance with Section 2.6. If the Vendor is required to repurchase the Initial Share, the Purchaser shall take all necessary steps within its control to cause the Corporation to, and the Corporation hereby undertakes to thereupon, enter the name of the Vendor upon the shareholders' register of the Corporation as the holder of the Initial Share, provided that the Vendor shall have complied with its obligation pursuant to Section 2.26 for remitting the Applicable Transfer Taxes to the SARS on the First Repurchase Closing Date. The Purchaser shall transfer to the Vendor the Initial Share free and clear of all Encumbrances, if any have been created by the Purchaser or its Affiliates, and with all rights and advantages attaching thereto, including the right to the full amount of all dividends which

might be allocated to the Initial Share, to the extent such right was acquired by the Purchaser by virtue of the acquisition of the Initial Share from the Vendor.

2.6 **First Repurchase Price.** The First Repurchase price payable to the Purchaser by the Vendor on the First Repurchase Closing Date shall be Three Million Dollars ($3,000,000) which First Repurchase Price shall be satisfied by wire transfer to an account to be specified by the Purchaser in writing at least five (5) Business Days prior to the First Repurchase Closing Date.

2.7 **Second Option.** Subject to the Purchaser exercising the First Option and the occurrence of the First Closing, the Vendor hereby grants to the Purchaser the right to acquire the Second Option Shares in consideration for the Second Purchase Price. Subject to the terms and conditions hereof, on the Second Closing Date at the Time of Closing upon the payment of the Second Purchase Price, the Vendor shall transfer to the Purchaser and the Purchaser shall accept from the Vendor ownership of the Second Option Shares, and the Vendor shall deliver to the Purchaser the Second Option Shares. The Vendor shall take all steps necessary within its control to cause the Corporation to, and the Corporation hereby undertakes to thereupon enter the name of the Purchaser upon the shareholders' register of the Corporation as the holder of all of the Second Option Shares at the Second Closing, provided that the Purchaser shall have complied with its obligation pursuant to Section 2.26 for delivering the Applicable Transfer Taxes to the Vendor on the Second Closing Date. On the Second Closing Date, the Vendor shall transfer to the Purchaser the Second Option Shares free and clear of all Encumbrances and with all rights and advantages attaching thereto, including the right to the full amount of all dividends which might be allocated to the Second Option Shares.

2.8 **Second Purchase Price.** Subject to the terms and conditions hereof, the Second Purchase Price payable by the Purchaser to the Vendor for the Second Option Shares shall be Fifteen Million Dollars ($15,000,000), which Second Purchase Price shall be satisfied by wire transfer in accordance with the instructions provided for in **Schedule "T"**.

2.9 **Notice of Exercise.** If the Purchaser elects to exercise the Second Option, it must provide the Vendor with notice in writing by no later than 5:00 p.m. (Toronto time) on the Second Option Long-stop Date, of its intention to exercise the Second Option and to acquire the Second Option Shares for the Second Purchase Price on the Second Closing Date.

2.10 **Second Repurchase Put Option.** If at any time after the First Closing Date but prior to the Time of Closing on the Second Option Long-stop Date, the Purchaser delivers to the Vendor a notice in writing of its decision not to acquire any further Shares and such notice states that the Purchaser requires the Vendor to repurchase the Second Repurchase Shares, the Vendor shall purchase from the Purchaser the Second Repurchase Shares for the Second Repurchase Put Price. The notice which may be delivered pursuant to this Section 2.10 must also specify the percentage of the Second Repurchase Put Price the Purchaser wishes to receive in Return Shares if the Vendor elects to exercise the Second Repurchase Put Price Election and satisfy the Second Repurchase Put Price by delivering the Alternate Consideration. If no such election is expressly included in the notice, the Purchaser shall be deemed to have elected to have fifty per cent (50%)

of the Second Repurchase Put Price satisfied by the delivery of the Return Shares. If the Vendor is required to repurchase the Second Repurchase Shares under the Second Repurchase Put Option, the Purchaser shall take all reasonable steps within its control to cause the Corporation to, and the Corporation hereby undertakes to thereupon, enter the name of the Vendor upon the shareholders' register of the Corporation as the holder of the Second Repurchase Shares and shall agree to the termination of the SHA, on the Second Repurchase Put Closing Date, provided that the Vendor shall have complied with its obligation pursuant to Section 2.26 for remitting the Applicable Transfer Taxes to the SARS on the Second Repurchase Put Closing Date. The Purchaser shall transfer to the Vendor the Second Repurchase Shares free and clear of all Encumbrances, if any have been created by the Purchaser or its Affiliates, and with all rights and advantages attaching thereto, including the right to the full amount of all dividends which might be allocated to the Second Repurchase Shares, to the extent such right was acquired by the Purchaser by virtue of the acquisition of the Second Repurchase Shares from the Vendor.

2.11 **Second Repurchase Put Price.** The Second Repurchase Put Price payable to the Purchaser by the Vendor on the Second Repurchase Put Closing shall be Fifteen Million Dollars ($15,000,000) which Second Repurchase Put Price shall be satisfied in accordance with Section 2.12 hereof.

2.12 **Payment of Second Repurchase Put Price.** The Vendor may elect to satisfy the Second Repurchase Put Price either (i) in cash by wire transfer to an account to be specified by the Purchaser in writing at least five (5) Business Days prior to the Second Repurchase Put Closing Date or (ii) by way of the Alternate Consideration (the "**Second Repurchase Put Price Election**"). The Vendor must notify the Purchaser in writing by no later than 5:00 p.m. (Toronto time) on the Second Repurchase Put Price Election Date if it elects to satisfy the Second Repurchase Put Price by delivering to the Purchaser the Alternate Consideration. The Vendor can elect to satisfy the applicable portion of the Second Repurchase Put Price through the Return Shares only if (i) the Vendor or its holding company referred to in Section 2.13(a) is listed on a recognized stock exchange, including but not limited to the Toronto Stock Exchange and the TSX Venture Exchange; and (ii) to the best of the knowledge of the Vendor, no circumstances exist for the non-availability of the regulatory approval referred to in Section 2.13(a). If the Second Repurchase Put Price Election notice is delivered by the Vendor, it shall be binding on both the Vendor and the Purchaser and shall be deemed to include a confirmation by the Vendor that it is entitled to make the Second Repurchase Price Election. For the avoidance of doubt, if the Vendor does not notify the Purchaser of its election in accordance with this Section 2.12, the Second Repurchase Put Price shall be payable in cash in accordance with the requirements of this Section 2.12.

2.13 **Alternate Consideration.** If the Vendor exercises the Second Repurchase Put Price Election to satisfy the Second Repurchase Put Price by way of the Alternate Consideration, the obligation of the Vendor for satisfaction of the Second Repurchase Put Price shall be discharged by delivery by the Vendor to the Purchaser of the following two components in the proportion determined in accordance with Section 2.10 hereof:

(a) First Component: The Vendor shall issue and/or transfer or procure the issuance and/or transfer, to the Purchaser, subject to obtaining all regulatory approvals necessary for such issuance and/or transfer, such number of Return Shares which shall be calculated by dividing the amount of the Second Repurchase Put Price to be satisfied by the Return Shares by the average closing price of the Return Shares on the exchange on which such shares are listed during the twenty (20) trading days immediately preceding the date on which the notice under Section 2.10 was delivered increased by 5%. The Return Shares shall be delivered to the Purchaser by the Second Repurchase Put Closing Date; and

(b) Second Component: The Vendor shall deliver to the Purchaser coal extracted from the Kendal Mines (the "**Kendal Coal**"), until the quantity of Kendal Coal delivered to the Purchaser reaches the value equivalent to the amount of the Second Repurchase Put Price to be paid pursuant to this second component. The value of the Kendal Coal delivered pursuant to this Subsection 2.13(b) shall be calculated on the basis of the Coal Price. The Vendor shall commence delivery of coal pursuant to this Subsection 2.13(b) by no later than January 2009 with the final delivery to be made by no later than October 31, 2009 provided that such final delivery date shall be reduced by one (1) month for each 10% of the Second Repurchase Put Price the Purchaser receives by way of delivery of the Return Shares. Such deliveries shall take place at the mine gate and it shall be the sole responsibility of the Purchaser to take delivery of coal and to transport it out of the delivery area in an expeditious manner. The Vendor shall not be responsible for any demurrage incurred by the Purchaser. The Vendor may alter the quality and amount of coal delivered in each month to meet its other obligations provided that the final delivery of coal is in accordance with this Subsection 2.13(b).

If the Vendor fails or is unable to deliver the Return Shares in accordance with Subsection 2.13(a), above, then, notwithstanding the reasons for such failure or inability (including absence of regulatory approval necessary for the transaction), the amount of the Alternate Consideration payable by such Return Shares shall be payable in cash in the manner specified in Section 2.12, on the Second Repurchase Put Closing Date. The Vendor shall, upon any failure or default in making such payment, be liable to pay interest at 10% per annum calculated on the basis of a 360-day year and accruing from the day following the due date for such payment until the day of payment of the full amount due to the Purchaser, including accrued interest, without prejudice to any other right or remedy of the Purchaser.

If the Vendor in compliance with Section 2.12 hereof elects to discharge its obligation for payment of the Second Repurchase Put Price by delivering the Second Component of the Alternate Consideration, but following such election, either fails to procure commencement of delivery of Kendal Coal by January 2009 or fails to procure completion of delivery of Kendal Coal by October 31, 2009 in accordance with Subsection 2.13(b) above, then in either case, the balance of the Second Repurchase Put Price to have been paid by the delivery of the Kendall Coal and still outstanding at the relevant date shall (a) become payable by the Vendor in cash on the day following the aforesaid date for commencement or completion of delivery, as the case may be ("**Due Date**"), and shall be paid to the Purchaser within twenty (20) Business Days thereafter; and (b) accrue interest payable by the Vendor at 10% per annum calculated on the basis of a 360-day year and accruing from the day following the Due Date until the day of

payment of the full amount due to the Purchaser, including accrued interest. For the avoidance of doubt, Section 2.13(b) hereof shall apply regardless of whether the delivery of the Alternate Consideration has been delayed or made impossible for reasons which are not within the Vendor's control.

**2.14 Second Repurchase Call Option.** If the Purchaser advises the Vendor in writing that it does not intend to exercise the Second Option but does not notify the Vendor in writing that it is exercising the Second Repurchase Put Option in accordance with Section 2.10, or if the Second Option Closing has not occurred by the Second Closing, then the Vendor shall have the right to acquire the Second Repurchase Shares from the Purchaser for the Second Repurchase Call Price on the Second Repurchase Call Closing Date. The Vendor may exercise the aforesaid right by giving the Purchaser notice in writing of its intention to exercise the Second Repurchase Call Option by no later than 5:00 p.m. (Toronto time) on the date which is thirty (30) days from the earlier of (a) the date on which the Purchaser advises the Vendor in writing that it does not intend to exercise the Second Option and (b) the Second Option Long-stop Date. If the Vendor elects to repurchase the Second Repurchase Shares under the Second Repurchase Call Option, the Purchaser shall take all reasonable steps within its control to cause the Corporation to, and the Corporation hereby undertakes to thereupon, enter the name of the Vendor upon the shareholders' register of the Corporation as the holder of the Second Repurchase Shares and shall agree to the termination of the SHA, on the Second Repurchase Call Closing Date, provided that the Vendor shall have complied with its obligation pursuant to Section 2.26 for remitting the Applicable Transfer Taxes to the Vendor on the Second Repurchase Call Closing Date. The Purchaser shall transfer to the Vendor the Second Repurchase Shares free and clear of all Encumbrances, if any have been created by the Purchaser or its Affiliates, and with all rights and advantages attaching thereto, including the right to the full amount of all dividends which might be allocated to the Second Repurchase Shares, to the extent such right was acquired by the Purchaser by virtue of the acquisition of the Second Repurchase Shares from the Vendor.

**2.15 Second Repurchase Call Price.** The Second Repurchase Call Price payable to the Purchaser by the Vendor on the Second Repurchase Call Closing shall be Fifteen Million Dollars ($15,000,000) along with interest calculated daily at a rate of 10% per annum on the basis of a 360 day year, and accruing from the First Closing Date until the day of payment of the full amount due to the Purchaser, including accrued interest. The obligation for payment of the Second Repurchase Call Price shall be discharged by wire transfer to an account to be specified by the Purchaser in writing at least five (5) Business Days prior to the Second Repurchase Call Closing Date.

**2.16 Third Option.** Subject to the Purchaser exercising the Second Option and the occurrence of the Second Closing, the Vendor hereby grants to the Purchaser the right to acquire the Third Option Shares in consideration for the Third Purchase Price. Subject to the terms and conditions hereof, on the Third Closing Date at the Time of Closing upon the payment of the Third Purchase Price, the Vendor shall transfer to the Purchaser and the Purchaser shall accept from the Vendor ownership of the Third Option Shares and the Vendor shall deliver to the Purchaser the Third Option Shares. The Vendor shall take all steps necessary and within its control to cause the Corporation to, and the Corporation hereby undertakes to thereupon, enter

the name of the Purchaser upon the shareholders' register of the Corporation as the holder of all of the Third Option Shares by the Purchaser on the Third Closing Date, provided that the Purchaser shall have complied with its obligation pursuant to Section 2.26 for delivering the Applicable Transfer Taxes to the Vendor on the Third Closing Date. On the Third Closing Date, the Vendor shall transfer to the Purchaser the Third Option Shares free and clear of all Encumbrances and with all rights and advantages attaching thereto, including the right to the full amount of all dividends which might be allocated to the Third Option Shares.

**2.17 Third Purchase Price.** Subject to the terms and conditions hereof, the Third Purchase Price payable by the Purchaser to the Vendor for the Third Option Shares shall be One Hundred and Twenty-Five Million Dollars ($125,000,000) if the Third Closing Date is on or before September 2, 2008 and shall be One Hundred and Thirty-Five Million Dollars ($135,000,000) if the Third Closing Date is after September 2, 2008 which Third Purchase Price shall be paid together with, in either case, an amount equal to the Purchaser Advances paid by the Vendor pursuant to Section 11.5 hereof, by wire transfer in accordance with the instructions provided for in **Schedule "T"**.

**2.18 Notice of Exercise.** If the Purchaser elects to exercise the Third Option, it must provide the Vendor with notice in writing by no later than 5:00 p.m. (Toronto time) on the Third Option Long-stop Date, of its intention to exercise the Third Option and to acquire the Third Option Shares for the Third Purchase Price on the Third Closing Date.

**2.19 Third Repurchase Put Option.** If at any time after the Second Closing Date and not later than the Time of Closing on the Third Option Long-stop Date, the Purchaser delivers to the Vendor notice in writing of its decision to not acquire any further Shares and such notice states that the Purchaser requires the Vendor to repurchase the Third Repurchase Shares, the Vendor shall purchase from the Purchaser the Third Repurchase Shares for the Third Repurchase Put Price. If the Vendor is required to repurchase the Third Repurchase Shares under the Third Repurchase Put Option, the Purchaser shall take all reasonable steps within its control to cause the Corporation to, and the Corporation hereby undertakes to thereupon, enter the name of the Vendor upon the shareholders' register of the Corporation as the holder of the Third Repurchase Shares and shall agree to the termination of the SHA, on the Third Repurchase Put Closing Date, provided that the Vendor shall have complied with its obligation pursuant to Section 2.26 for remitting the Applicable Transfer Taxes to the SARS on the Third Repurchase Put Closing Date. The Purchaser shall transfer to the Vendor the Third Repurchase Shares free and clear of all Encumbrances, if any have been created by the Purchaser or its Affiliates, and with all rights and advantages attaching thereto, including the right to the full amount of all dividends which might be allocated to the Third Repurchase Shares, to the extent such right was acquired by the Purchaser by virtue of the acquisition of the Third Repurchase Shares from the Vendor.

**2.20 Third Repurchase Put Price.** The Third Repurchase Put Price payable to the Purchaser by the Vendor on the Third Repurchase Put Closing Date shall be Thirty Million Dollars ($30,000,000), which Third Repurchase Put Price shall be satisfied in accordance with Section 2.21 hereof.

2.21 **Payment of Third Repurchase Put Price.** The Vendor may elect to satisfy the Third Repurchase Put Price either (i) in cash by wire transfer to an account to be specified by the Purchaser in writing at least five (5) Business Days prior to the Second Repurchase Put Closing Date or; (ii) by way of delivering Return Shares on the Third Repurchase Put Closing Date (the "**Third Repurchase Put Price Election**"). The Vendor must notify the Purchaser in writing by no later than 5:00 p.m. (Toronto time) on the Third Repurchase Put Price Election Date if it elects to satisfy the Third Repurchase Put Price by delivering the Return Shares to the Purchaser. The Vendor can satisfy any part or whole of the Third Repurchase Put Price through the Return Shares only if (i) the Vendor or its holding company referred to in Section 2.13(a) is listed on a recognized stock exchange and (ii) to the best of the knowledge of the Vendor, no circumstances exist for the non-availability of the regulatory approval referred to in Section 2.22. If the Third Repurchase Put Price Election notice is given, it shall be binding on both the Vendor and the Purchaser, and shall be deemed to contain a confirmation by the Vendor that it is entitled to make the Third Repurchase Price Election. For the avoidance of doubt, if the Vendor does not notify the Purchaser of its election in accordance with this Section 2.21, the Third Repurchase Put Price shall be forthwith payable in cash in accordance with the requirements of this Section 2.21.

2.22 **Return Shares.** If the Vendor exercises the Third Repurchase Put Price Election in accordance with Section 2.21 to satisfy its obligation for payment of the Third Repurchase Put Price by way of delivery of Return Shares, the Vendor shall issue and/or transfer, or procure the issuance and/or transfer, to the Purchaser, subject to obtaining all regulatory approval necessary for such issuance and/or transfer, such number of Return Shares which shall be calculated by dividing the amount of the Third Repurchase Put Price by the average closing price of the Return Shares on the exchange on which such shares are listed during the twenty (20) trading days immediately preceding the date on which the notice under Section 2.19, increased by 5%. The Return Shares shall be delivered to the Purchaser by the Third Repurchase Put Closing Date.

If the Vendor fails or is unable to deliver the Return Shares in accordance with this Section 2.22, then, notwithstanding the reasons for such failure or inability (including absence of regulatory approval necessary for the transaction), the amount of the Third Repurchase Put Price payable by such Return Shares shall be payable in cash in the manner specified in Section 2.21, on the Third Repurchase Put Closing Date. The Vendor shall, upon any failure or default in making such payment, be liable to pay interest at 10% per annum calculated on the basis of a 360-day year and accruing from the day following the due date for such payment until the day of payment of the full amount due to the Purchaser, including accrued interest, without prejudice to any other right or remedy of the Purchaser,

2.23 **Third Repurchase Call Option.** If the Purchaser advises the Vendor in writing that it does not intend to exercise the Third Option but does not notify the Vendor in writing that it is exercising the Third Repurchase Put Option in accordance with Section 2.19, or if the Third Option Closing has not occurred by the Third Closing Date, then the Vendor shall have the right to acquire the Third Repurchase Shares from the Purchaser for the Third Repurchase Call Price on the Third Repurchase Call Closing Date. The Vendor shall give the Purchaser notice in writing of its intention to exercise the Third Repurchase Call Option by no later than 5:00 p.m.

(Toronto time) on the earlier of (a) the date which is thirty (30) days following the date on which the Purchaser notifies the Vendor in writing that it does not intend to exercise the Third Option and (b) January 30, 2009. If the Vendor elects to repurchase the Third Repurchase Shares under the Third Repurchase Call Option, the Purchaser shall take all reasonable steps within its control to cause the Corporation to, and the Corporation hereby undertakes to thereupon, enter the name of the Vendor upon the shareholders' register of the Corporation as the holder of the Third Repurchase Shares and shall agree to the termination of the SHA, on the Third Repurchase Call Closing Date, provided that the Vendor shall have complied with its obligation pursuant to Section 2.26 for remitting the Applicable Transfer Taxes to the SARS on the Third Repurchase Call Closing Date. The Purchaser shall transfer to the Vendor the Third Repurchase Shares free and clear of all Encumbrances, if any have been created by the Purchaser or its Affiliates, and with all rights and advantages attaching thereto, including the right to the full amount of all dividends which might be allocated to the Third Repurchase Shares, to the extent such right was acquired by the Purchaser by virtue of the acquisition of the Third Repurchase Shares from the Vendor.

2.24 **Third Repurchase Call Price.** The Third Repurchase Call Price payable to the Purchaser by the Vendor on the Third Repurchase Call Closing shall be Thirty Million Dollars ($30,000,000) plus interest calculated daily at a rate of 10% per annum on the basis of a 360 day year and accruing (i) on Fifteen Million Dollars ($15,000,000) for the period from the First Closing Date until the day of payment of such amount due to the Purchaser, including accrued interest, and (ii) on the remaining Fifteen Million Dollars ($15,000,000) for the period from the Second Closing Date until the day of payment of such amount due to the Purchaser. The obligation for payment of the Third Repurchase Call Price shall be discharged by wire transfer to an account to be specified by the Purchaser in writing at least five (5) Business Days prior to the Third Repurchase Call Closing Date.

2.25 **Closing.** Each Closing or Repurchase Closing shall occur at the Time of Closing on the applicable Closing Date or Repurchase Closing Date at the offices of counsel to the Corporation in South Africa, or at such other place or other time and date as the Purchaser and the Vendor may agree in writing.

All Closing Deliverables shall be tabled at the Closing or Repurchase Closing at the place of closing referred to above by the party which is to deliver such Closing Deliverables, and any Closing Deliverable so tabled by a party hereto shall:

(a) be deemed to have been delivered by such party for the purposes of this Agreement;

(b) be held in escrow by counsel for such party to be dealt with in accordance with Subsections 2.25(c) and 2.25(d);

(c) be delivered to the party to which it is to be delivered pursuant to the terms hereof, if all Closing Deliverables which are to be delivered at a Closing, or Repurchase Closing are tabled in accordance with this Section 2.25 at the Closing

or Repurchase Closing; and

(d) be delivered to, or in accordance with the directions of, the party which tabled it if Subsection 2.25(c) does not apply.

**2.26 Applicable Transfer Taxes.** The Purchaser shall be responsible for all Applicable Transfer Taxes required to be paid with respect to the transfer of the Sale Shares in accordance with the First Option, the Second Option and the Third Option and shall deliver such Applicable Transfer Taxes to the Vendor on the First Closing Date, the Second Closing Date and the Third Closing Date, as applicable which Applicable Transfer Taxes shall be remitted to SARS by the Vendor. The Vendor shall be responsible for all Applicable Transfer Taxes required to be paid with respect to the transfer of Repurchase Shares in accordance with the First Repurchase, the Second Repurchase Put Option, the Second Repurchase Call Option, the Third Repurchase Put Option and the Third Repurchase Call Option, as applicable, and shall remit such Applicable Transfer Taxes to SARS on the First Repurchase Closing Date, the Second Repurchase Put Closing Date, the Second Repurchase Call Closing Date, the Third Repurchase Put Closing Date and the Third Repurchase Call Closing Date as applicable.



**2.28 Conditions.** Each party shall use all reasonable endeavors to procure that the conditions specified in Articles 7, 8 and 10 which require any action, compliance or other performance by such party or which are otherwise within the control of such party, are satisfied as soon as practicable prior to the applicable Closing Date or the Repurchase Closing Date, as the case may be.

**2.29 Purchaser Acknowledgement.** The Purchaser acknowledges and agrees that the Vendor has other business interests in South Africa and the surrounding region and that nothing in this Agreement shall restrict the Vendor's or its Affiliates' ability to pursue and develop existing or new business opportunities in South Africa or elsewhere in the world.

**3. REPRESENTATIONS AND WARRANTIES OF THE VENDOR AND THE CORPORATION WITH RESPECT TO THE CORPORATION AND THE SUBSIDIARIES**

3.1 The Vendor and the Corporation hereby represent and warrant to the Purchaser as at the date hereof and as of each Closing Date in the terms of this Section 3.1, and acknowledge and confirm that the Purchaser is relying upon such representations and warranties in connection with the entry into this Agreement and the carrying out of the transactions (including the Transaction) contemplated hereunder:

(a) All information, documents and papers relevant to the Companies including Assets and operation of the Business (the "**Relevant Information**") have been disclosed to the Purchaser and the Relevant Information is true, accurate and not misleading;

(b) Each of the Vendor and the Companies is a corporation duly incorporated and validly subsisting and in good standing under the laws of its respective jurisdiction of incorporation, which is South Africa in the case of the Companies. Each of the Companies has all necessary corporate power and authority to own or lease its property and assets and to carry on the Business as now being conducted by it, is duly qualified, licensed or registered to carry on the Business that is conducted and is in good standing in the jurisdiction in which the nature of the Business to be conducted by it or the property owned or leased by it makes such qualification, licensing or registration necessary. None of the Vendor or the Companies is insolvent or unable to pay its debts within the meaning of the insolvency legislation applicable to the company concerned and has not stopped paying its debts as they fall due and no compulsory liquidation proceeding has been instituted or threatened against any such Person and no such Person is under any obligation to enter into liquidation;

(c) The authorised capital of the Corporation consists of 1,000 common shares with a par value of ZAR 1.00 per share, of which only 100 common shares have been

validly issued and are outstanding as fully paid and non-assessable shares and the Vendor is the sole legal, registered and beneficial holder of all such shares, other than the Initial Share but including the Sale Shares, and the Vendor's title to all its Shares is free and clear of any and all Encumbrances;

(d) Other than the Corporation's options to increase its shareholding in Tshedza and Nhlalala by 1% (one percent) and a further 23% (twenty three percent), no Person has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, including convertible securities, warrants or convertible obligations of any nature for the purchase, subscription, allotment or issuance of any of the unissued shares or securities convertible into unissued shares in the capital of any of the Companies;

(e) The Corporation does not have any subsidiaries other than the Subsidiaries. None of the Companies is bound by any agreements, options or commitments to acquire any shares, securities or other rights in any Person. The Corporation does not hold any shares or other interest, directly or indirectly, in any corporation, partnership, association or other Person other than the Subsidiaries and the Subsidiaries do not hold any shares or other interest, directly or indirectly in any corporation, partnership association or other Person other than in the Subsidiaries. The Corporation and each Subsidiary, as applicable, owns that percentage of the issued and outstanding share capital of each Subsidiary set out in **Schedule "B"**, which schedule also sets out the details of the authorized share capital, the issued and outstanding share capital and the holders of the remaining percentage of the issued and outstanding share capital of each Subsidiary;

(f) **Business.** The only business and activities conducted by the Companies is the Business. The only assets (including accounts receivable), liabilities or debts (actual, contingent or otherwise) that the Companies have or are subject to, or will have or will be subject to at the Time of Closing, are the Assets and the liabilities set forth in **Schedule "D"**. The Companies have no indebtedness towards any Person with the exception of the Vendor. As at December 31, 2007 the aggregate indebtedness, which includes all amounts received as advances, loans, deposits and all interest and charges payable in respect thereof, of the Companies towards the Vendor is CDN$ 15,010,193.55 (fifteen million ten thousand one hundred ninety-three Canadian dollars and fifty five cents);

(g) The entering into of this Agreement, the consummation of the Transaction and any subsequent transfer of the Sale Shares by the Purchaser to the Vendor pursuant to any Repurchase Transaction, as contemplated hereby have been duly authorized by all necessary corporate action on behalf of the Vendor and the Corporation and this Agreement has been duly executed and delivered by the Vendor and the Corporation and is a valid and binding obligation of the Vendor and the Corporation enforceable in accordance with its terms, subject however, to

limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization, or other laws generally affecting creditors' rights and, to the extent that equitable remedies, such as specific performance and injunctions, are in the discretion of the court from which they are sought;

(h) The consummation of the Transaction, and the consummation of a Repurchase Transaction, if required, will not conflict with or result in or create a state of facts which after notice or lapse of time or delay or both, will conflict with or result in:

(i) a violation, contravention or breach by the Vendor or any of the Companies of any of the terms, conditions or provisions of the charter documents, articles of association or resolutions of any of the Companies or of any agreement or instrument to which any of the Companies is a party or by which they are is bound or constitute a default of the Vendor or any of the Companies thereunder, or of any statute, regulation, judgment, decree or law by which the Vendor and/or the Companies, the Assets or the Shares are subject or bound, or result in the creation or imposition of any Encumbrance upon any of the Assets or the Shares;

(ii) a violation by the Vendor or the Companies of any law or regulation or any applicable order of any court, arbitrator or governmental authority having jurisdiction over the Vendor or the Companies, or require any of the aforesaid Persons, prior to the Closing or as a condition precedent thereof, to make any governmental or regulatory filings, obtain any consent, authorization, approval, clearance or other action by any Person or await the expiration of any applicable waiting period;

(iii) right of termination or cancellation of any commitment or agreement to which any of the Companies is a party or by which any of the Companies or any of its Assets may be bound, or entitle any person to accelerate the maturity of any indebtedness or other obligation of any of the Companies under such commitments or agreements; or

(iv) a right for any competent authority to suspend, modify, terminate or cancel any of the authorizations or permits of the Companies or to request the reimbursement or refuse to pay any of the grants or subsidies attributed to any of the Companies;

(i) The minute books and corporate records of the Companies from the date of incorporation to the date hereof are true, correct and complete in all respects, and contain all minutes and resolutions of all proceedings of the shareholders and the board of directors (including all committees thereof) of the Companies or certified copies thereof from the date of incorporation to the date hereof which are true and correct in form and substance and, there have been no other meetings, resolutions

or proceedings of the shareholders or of the board of directors (including any committees thereof) of the Companies from the date of incorporation to the date hereof, not reflected in such minutes books and the corporate records. All such meetings were duly called and held. All transactions of each Company, including without limitation all transactions relating to any restructuring programme undertaken or initiated by any Company and any Company pension plan deficit, have been recorded in the appropriate books and records of each Company to the extent and in the manner required by Applicable Law. The share certificate books, register of shareholders, register of transfers and register of directors of the Companies are true, correct and complete. Copies of the constitutional documents of the Companies have been attached to **Schedule "N"**, and the constitutional documents in such form are in full force and effect;

(j) Each of the Companies has conducted and is conducting the Business and holds and utilizes its Assets in compliance in all material respects with its constitutional documents and Applicable Law of each jurisdiction in which its business is carried on and Assets are held and holds necessary licenses, permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing and none of such licenses, permits, approvals, consents, certificates, registrations and authorizations contains any burdensome term, provision, condition or limitation, which has or would reasonably be expected to have a material adverse effect on the operation of its business as now carried on. **Schedule "O"** sets forth the details of all subsisting authorizations received by the each of the Companies from the Department of Minerals and Energy for the conduct of activities or operations which require authorization pursuant to the South African Mineral and Petroleum Resources Development Act, 2002 (Act No. 28 of 2002);

(k) Other than as described in **Schedule "I"** there is not pending or, to the knowledge of the Corporation, threatened or contemplated, any suit, action, legal proceeding, litigation or governmental investigation of any sort, nor is there any present state of facts or circumstances which can be reasonably anticipated to be a basis for any such suit, action, legal proceeding, litigation or governmental investigation nor is there presently outstanding against any of the Companies, any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality, or arbitrator, to which any of the Companies is a party or to which the Assets or the property of any of the Companies is subject that would result individually or in the aggregate in any material adverse change in the operation, business, condition, income or future prospects of any of the Companies. No process has been initiated by or under which: (i) the ability of the creditors of the Companies to take any action to enforce their debts is suspended, restricted or prevented; or (ii) some or all of the creditors of the Companies accept, by agreement or in pursuance of a court order, an amount less than the

sums owing to them in satisfaction of those sums with a view to preventing the dissolution of any of the Companies; (iii) or a person is appointed to manage the affairs, business and assets of the Companies on behalf of any creditors thereof;

(l) None of the Companies has granted or entered into any agreement, option, understanding or commitment or any encumbrance of or disposal of the Assets (including the securities of any of the Subsidiaries) or an interest therein or any right or privilege capable of becoming an agreement or option with respect to the Assets;

(m) There are no warrants, options or other rights for the purchase, subscription or issuance of any securities of any of the Companies or securities convertible into, exchangeable for, or which carry the right to purchase any securities of any of the Companies which will have been authorized or agreed to be issued or will be outstanding as at Closing;

(n) The officers and directors of the Corporation are as set out in **Schedule "K"** hereto;

(o) The Financial Statements (as at, and for the year ended December 31, 2006) and the Updated Financial Statements (as at, and for the year ended December 31, 2007), have been prepared in accordance with Applicable Law and the IFRS generally accepted accounting principles applied on a basis consistent with those of previous periods and are not affected by any unusual or non-recurring items or any other factor that would make the financial position and results shown in such Financial Statements misleading in any material respect, and they present fairly:

(i) the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of each of the Companies as at the dates thereof and reflect all material liabilities (absolute, accrued, contingent or otherwise) of the Companies as at the respective dates thereof; and

(ii) the revenues, earnings and results of operations and the sources and application of funds of the Companies for the period covered thereby;

The loans and advances set forth in the Financial Statements are *bona fide* recoverable (in cash or kind or for value to be received);

(p) Since December 31, 2006 there has been no material change in the accounting principles and practices of the Companies as heretofore applied, including the basis upon which the assets and liabilities of the Corporation are recorded in their books, and the basis upon which net profit is calculated for reporting and for income tax purposes;

(q) Other than as disclosed in **Schedules "C"** or **"M"** hereto, since December 31,

2006, each Company has conducted its respective Business in the ordinary course, consistent with past practice, there are no material facts or material information which exist and there has been no material adverse change in the capital, business, assets, liabilities or obligations (absolute, accrued, contingent or otherwise), operations, condition (financial or otherwise), results of operations, financial position, capital or long-term debt or prospects of the Companies;

(r) Other than as disclosed in the Financial Statements, none of the Companies has any loans or other indebtedness outstanding that has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm's length (as such term is defined in the Tax Laws) with it;

(s) Each of the Companies has duly and timely filed and shall continue to file all documents required to be filed by it under any applicable Tax Laws (including social security laws and value added tax regulations) and has paid all taxes, license fees or other charges that are due and payable (including social security contributions) in conformity with Applicable Law and has paid all assessments and reassessments and all other taxes (including federal, regional and provincial sales taxes, governmental charges, penalties, interest and fines, due and payable on or before the date hereof). Each of the Companies has withheld from each payment to any Person, including its officers, directors, employees and shareholders the amount of all taxes and other deductions required to be withheld therefrom and has paid the same to the proper receiving officer within the time required under applicable legislation. No examination of any tax return of any of the Companies is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have not been paid, or may be payable, by any of the Companies. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Companies. There are no threatened tax examinations or tax claims concerning the Companies. Each of the Companies has made adequate provisions in the Financial Statements and will make adequate provisions in the Updated Financial Statements for taxes not yet due and attributable to all periods ending on or before the date of this Agreement. There are not tax liens or mortgages on any Assets. No relief (by way of deduction, reduction, set-off, exemption or otherwise) from against or in respect of any taxation or charge has been claimed by or given to any of the Companies which could be withdrawn, postponed, restricted or otherwise lost as a result of any act, omission, event or circumstance arising or occurring at any time before or after the date of this Agreement;

(t) (i) Each of the Companies is in compliance with Applicable Law respecting employment and employment practices, terms and conditions of employment and wages and hours and has not and is not engaged in any unfair labour practice.

(ii) There are no terms or conditions under which any employee of the Companies is employed or engaged or was previously employed or engaged nor has anything occurred or not occurred that may give rise to any claim for discrimination on the grounds of sex, sexual orientation, race, nationality, religion or belief, disability or other discrimination prohibited under Applicable Law or for equal pay or treatment whether by such employee or prospective employee.

(iii) There is no labour strike, dispute, slowdown or stoppage actually pending or, threatened against or involving any of the Companies.

(iv) No employee of the Companies has any agreement as to length of notice required to terminate his employment, other than as may be set out in an employment agreement with such employee (and is set out in **Schedule "G"**) or such as results by mandatory Applicable Law from the employment of an employee without agreement as to such notice or as to length of employment. Further, no employee of the Companies is entitled to receive any payment (other than as a result of mandatory Applicable Law) in the event of redundancy and there is no redundancy scheme or formula or policy whether express or implied through custom or practice.

(v) A complete list of all employees of the Companies, including their names, titles, annual total remuneration and notice periods is attached hereto as **Schedule "G"**. Other than as reflected in the Financial Statements, (i) none of the Companies has any obligation or liability to pay any amount to its officers, directors or employees relating to salary and directors' fees, except in the ordinary course, including but not limited to the obligations of the Companies to officers, directors or employees for severance, retention, termination or bonus payments as a result of the Transaction; (ii) no material change has been made in terms of employment or service of the employees and advisers of the Companies (other than those required by Applicable Law) from the position set forth in the information provided to the Purchaser during the due diligence or in any other manner within a six month period preceding the date of this Agreement except as set forth in **Schedules "G"** and **"M"**.

(vi) Other than as disclosed, the Companies have not entered into any agreement or arrangement for the management or operation of their business other than with the Companies' employees.

(vii) None of the Companies has entered into any contract with or commitment to any trade union, council of trade unions, employee bargaining agent, other representatives of any Company's employees (collectively called **"labour representatives"**) and no labour representatives hold bargaining rights with respect to any employees of such Company. Each Company

has complied with its obligations to inform and consult with the labour representatives.

(viii) There is no material dispute between any Company and such Company's employees or former employees which remains outstanding, and no such dispute is threatened and there is no industrial action or dispute threatened concerning any of any Company's employees.

(ix) No notice has been received by any Company from any of its employees alleging a breach by such Company of any of its obligations to take positive or affirmative action, or any other action under any sex or race discrimination legislation.

(x) To the knowledge of the Vendor and the Corporation, none of the employees of any Company has within the past two years suffered or is currently suffering from any illness or disease caused directly or indirectly by reason of employment with any Company and no employee of any Company or the dependants or legal personal representatives of any such employee has made any claim to the foregoing effect.

(u) **Schedule "J"** contains a list of all documents relating to any retirement savings, pension, profit sharing, or any bonus, deferred compensation, incentive compensation, hospitalization, health, dental, disability, unemployment insurance, vacation pay, severance pay, or other benefit plan with respect to any of the employees or former employees (the **"Plan"**) of the Companies. Except as disclosed in **Schedule "J"**, which amount is also disclosed in the financial statements of the Corporation, all obligations under the Plan have been satisfied both under contract and at law, there are no defaults, claims or proceedings under such Plan, no application has been made by any Company or any third party for payment of surplus out of any Plan. Other than the Plans, there are in respect of all Companies no agreements or arrangements in operation at the date hereof, and no undertaking on the part of any Company to introduce any agreements or arrangements for the payment by any Company of, or contribution by any Company towards, any pensions, allowances, lump sums or other like benefits on leaving service, on reaching a particular age, retirement, or on death or any pension benefits during periods of sickness or disablement for the benefit of current or former employees or directors of any Company or for the benefit of the dependants of any such persons. Each Plan has, to the extent (if at all) required by Applicable Law, been formally approved or qualified by, or registered with, the applicable authorities in the relevant jurisdiction;

(v) **Schedule "L"** hereto, sets out the name of each bank or other depository in which each of the Companies maintains any bank account, trust account and the names of all persons authorized to draw thereon or who have access thereto;

(w) (i) The Companies own free and clear of any Encumbrances or have the sole

and exclusive right to use and enforce the Business Intellectual Property. The ownership, use, creation, enhancement, and modification of the Business Intellectual Property and the conduct of the Business to the best of the knowledge of the Corporation, does not infringe upon, breach, or in any way violate the Intellectual Property of any other Person. There are no outstanding licenses, covenants not to sue, or any other rights respecting any of the Business Intellectual Property issued to any Person anywhere else in the world;

(ii) Except as disclosed in Schedule "I", there are no suits, actions or other legal proceedings, claims, or investigations of any sort pending or, to the best of the knowledge of the Vendor or the Corporation, threatened against any of the Companies with respect to the Business Intellectual Property;

(iii) No employee, former employee or any other Person is entitled to any royalties or other interests or any revenues of the Corporation whether derived from utilization of any Intellectual Property or proprietary information or equipment of the Corporation or otherwise;

(iv) A copy of all the Business Information required to continue the operation of the Business is in the possession of the Companies; and

(v) All computer hardware used in the Business is legally and beneficially owned by the Companies and all computer software used by the Companies is owned by or validly licensed to the Companies. The computer systems used by the Companies are not wholly or partly dependent on any facilities or services not under the exclusive ownership and control the Companies, are in good working order and have not been infected by any virus or other extraneously-induced malfunction that has, in the period of two years prior to the date of this Agreement, had a material adverse effect on the Business. The Companies have in their possession, or under their control, the source code of any computer software used in the Business (except any such software that is "shrink wrapped", "click wrapped" or otherwise commercially available off-the-shelf).

(x) Any claim or demand by any Person acting or purporting to act at the request of the Vendor or the Companies, for any commission, brokerage or finder's fee in connection with any part or whole of the Transaction shall be to the account of, and borne by, the Vendor. In the event that any Person acting or purporting to act for the Vendor or the Companies establishes a claim for any fee from the Purchaser, the Vendor covenants to indemnify and hold harmless the Purchaser with respect thereto and with respect to all costs reasonably incurred in the defense thereof;

(y) Each of the Companies owns all right, title, estate and interest in and to its Assets free and clear of all Encumbrances except as set out in **Schedule "E"** hereto. There is no overall pledge on the Assets and/or the Business to the benefit of any third party or any agreement, option or understanding, or any right capable of becoming an agreement, option or understanding to purchase or lease any Assets. The Assets used in connection with the Business are in satisfactory working order and have been regularly and properly maintained. All leases pursuant to which each of the Companies derives its interest in such properties are in good standing and there has been no default under any such leases. No notices have been received or are pending the subject of which would materially interfere with the use of any of the Assets for their current use whether from a governmental authority or other Person;

(z) **Schedule "F"** sets forth a true and complete list of all equipment other than personal property and fixtures in the possession of the Companies which, as at the date hereof, are leased or held under licence or similar arrangement and of the leases, licences, agreements or other documents relating thereto;

(aa) Each of the Companies has maintained insurance suitable for its Business, property and Assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses, properties and assets and such coverage is in full force and effect and none of the Companies has breached the terms of any policies in respect thereof or failed to give any notice or present any material claim thereunder. **Schedule "P"** sets forth a complete list of all insurance policies that are maintained by or for the benefit of each Company including, the insurer, the amount of coverage, the type of insurance, the policy number and any pending claims thereunder, together with a description, in reasonable detail, of all material claims in respect of the Businesses for the last two years;

(bb) Each material contract of the Companies (other than the Corporation's contracts (i) with [illegible] later than five (5) Business Days before April 30, 2008, and (ii) referred to in Section 7.1(j) which shall be provided to the Purchaser as specified in such Section 7.1(j)) is set out in **Schedule "H"** hereto and is a legal, valid and binding obligation of the applicable Company and each other Person who is a party thereto, enforceable against the applicable Company and each such Person in accordance with its terms, and none of the Companies or, to the knowledge of the Corporation, any other party to a material contract, is in material default thereunder, or to the knowledge of the Vendor or the Corporation, has threatened or is likely to be in default under or commit a breach of such contract in any material respect. No notice of default under or termination of any such material contract has been received or served by the Vendor or the Companies. Other than agreements with employees or ex-employees, none of the Companies is party to

any agreement not made in the ordinary course of business or any agreement which, although made in the ordinary course of business, is not at arm's length. None of the Companies is or has been a party to any unusual, abnormal, long-term or onerous agreement, undertaking or otherwise which can reasonably be expected to have a material adverse effect on any of the Companies;

(cc) The Vendor and the Corporation have not withheld, and will not withhold, from the Purchaser any material facts relating to the Companies, Assets, Business or to the Transaction;

(dd) None of the Companies is a party to any agreement of guarantee, indemnification or assumption of the obligations of a third party or other like commitment. None of the money borrowed by or financial or other obligations or liabilities of the Companies is dependent or secured by any guarantee, indemnity or other Encumbrance provided by any other Person including the Vendor;

(ee) None of the Companies has, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities or, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares or securities or agreed to do any of the foregoing;

(ff) There is not in the constitutional documents of any Company or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which any Company is a party, any restriction upon or impediment to the declaration or payment of dividends by the Companies or the payment of dividends by the Companies to their respective shareholders;

(gg) There is not pending or, to the knowledge of the Vendor or the Corporation, threatened or contemplated, any suit, action, legal proceeding, litigation or governmental investigation of any sort which would:

(i) in any manner restrain or prevent the Vendor from effectually or legally transferring the Shares to the Purchaser or the Purchaser transferring Shares to the Vendor in accordance with this Agreement;

(ii) cause an Encumbrance to be attached to the Assets or the Shares; or

(iii) make any of the Companies or the Purchaser liable for damages in connection with the Transaction or a Repurchase Transaction;

(hh) None of the Companies is a party to or bound or affected by any commitment, arrangement, agreement or document containing or imposing any covenant or obligation which limits or restricts the freedom or ability of any Company to engage in any activity relating to or incidental to the carrying on of its part of the Business on a sectoral or geographic or other basis or to compete in any line of

business, transfer or move any of its Assets or operations of which materially or adversely affects the business practices, operations or condition of any of the Companies;

(ii) Each of the Companies is in compliance with all applicable country, state, municipal and local laws, statues, ordinances, by-laws, regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency having authority (collectively, the "**Environmental Laws**") relating to the protection of the environment, occupational health and safety or the manufacture, processing, distribution, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances (collectively, the "**Hazardous Substances**") except that this representation is only given to the best of the knowledge information and belief of the Corporation to the extent that it would apply to events that occurred prior to the Corporation acquiring, directly or indirectly, control of a relevant Asset or Company;

(jj) Each of the Companies has obtained all licenses, permits, approvals, consents, certificates, registrations and other authorizations under Environmental Laws (collectively, the "**Environmental Permits**") required for the current operation of the Business. Each of the Environmental Permits, if any, is, or was at all material times, valid, subsisting and in good standing and the Corporation is not, or was not at any material time, in default or breach of any of the Environmental Permits and no proceeding is pending, or threatened, to revoke or limit any of the Environmental Permits except that this representation is only given to the best of the knowledge information and belief of the Corporation to the extent that it would apply to events that occurred prior to the Corporation acquiring, directly or indirectly, control of a relevant Asset or Company;

(kk) None of the Companies has used or permitted to be used, except in compliance with all Environmental Laws, any of its property (including leased property) or facilities and has not directly or indirectly so used the property or facilities of another person to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substances except that this representation is only given to the best of the knowledge information and belief of the Corporation to the extent that it would apply to events that occurred prior to the Corporation acquiring, directly or indirectly, control of a relevant Asset or Company;

(ll) None of the Companies has ever received any notice of, nor been prosecuted for any offense alleging, non-compliance with any Environmental Laws, and none of the Companies has settled any allegation or non-compliance short of prosecution except that this representation is only given to the best of the knowledge information and belief of the Corporation to the extent that it would apply to events that occurred prior to the Corporation acquiring, directly or indirectly,

control of a relevant Asset or Company;

(mm) There are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to the Business, the Assets or any property of any of the Companies, nor has any Company received notice of any of the same except that this representation is only given to the best of the knowledge information and belief of the Corporation to the extent that it would apply to events that occurred prior to the Corporation acquiring, directly or indirectly, control of a relevant Asset or Company;

(nn) To the best of the knowledge, information and belief of the Vendor, the Corporation, its officers and directors, there are no pending or proposed changes to Environmental Laws that are likely to materially adversely affect any of the Companies except that this representation is only given to the best of the knowledge information and belief of the Corporation to the extent that it would apply to events that occurred prior to the Corporation acquiring, directly or indirectly, control of a relevant Asset or Company;

(oo) None of the Companies has caused or permitted, nor does the Vendor or Corporation have any knowledge of, the release, in any manner whatsoever, of Hazardous Substances on or from any of the Assets or properties (including any leased property). Hazardous Substances, if any, and any other wastes and other materials and substances used in whole or in part by any of the Companies or resulting from any business or activity previously carried on by any of the Companies have been disposed of, treated and stored in compliance with all Environmental Laws except that this representation is only given to the best of the knowledge information and belief of the Corporation to the extent that it would apply to events that occurred prior to the Corporation acquiring, directly or indirectly, control of a relevant Asset or Company;

(pp) None of the Companies has received any notice that it is potentially responsible for a federal, state, municipal or local clean-up site or corrective action under any Environmental Laws except that this representation is only given to the best of the knowledge information and belief of the Corporation to the extent that it would apply to events that occurred prior to the Corporation acquiring, directly or indirectly, control of a relevant Asset or Company;

(qq) None of the Companies has received any requests for information in connection with any federal, provincial, municipal or local inquiries as to disposal sites except that this representation is only given to the best of the knowledge information and belief of the Corporation to the extent that it would apply to events that occurred prior to the Corporation acquiring, directly or indirectly, control of a relevant Asset or Company;

(rr) There are no environmental audits, evaluations, assessments, studies or tests

relating to any of the Companies except that this representation is only given to the best of the knowledge information and belief of the Corporation to the extent that it would apply to events that occurred prior to the Corporation acquiring, directly or indirectly, control of a relevant Asset or Company;

(ss) None of the Companies has used any land or buildings (**"Properties"**) within the past twelve months other than the Properties to which it has valid title or leasehold interest or licence or user rights in order to use such Properties for the purposes of carrying on its part of the Businesses. Except for such non-compliance which is not material to the Properties used and/or owned by any of the Companies, (i) the Properties and all uses of the Properties used and/or owned by each Company comply with all applicable planning legislation, zoning and building laws and (ii) none of the Properties used and/or owned by any Company is subject to any complaint or notice of violation of such legislation. None of the Companies is in breach of any covenant, restriction, stipulation or other obligation affecting any of the Properties which it uses or owns. There are no expropriation or similar proceedings, actual or threatened, of which any of the Companies has received notice against any of the Properties;

(tt) Ferret Coal (Heidelberg) (Pty) (formerly Mogwele Trading 157 (Pty) Ltd) is in the process of being deregistered under Applicable Law and has ceased to carry on any business or operations; and

(uu) None of the foregoing representations and warranties contains any untrue statement of material fact or omits to state any material fact necessary to make any such representation or warranty not misleading to the Purchaser.

## 4. REPRESENTATIONS, COVENANTS, ACKNOWLEDGEMENTS AND WARRANTIES OF THE VENDOR

The Vendor represents and warrants to the Purchaser at the date hereof and as at each Closing Date in the terms of this Article 4 and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the entry into this Agreement and the carrying out of the transactions (including the Transaction) contemplated hereunder:

4.1 **Complete Title** The Vendor is the owner, beneficially and of record, of the Shares, with good and marketable title thereto free of any claim, lien, hypothecation, pledge, security interest or encumbrance of any nature or kind and has the exclusive right and full power to sell, transfer and assign the Shares to the Purchaser free of any claim, lien, hypothecation, pledge, security interest or encumbrance of any nature or kind. In addition, no Person has any agreement or option or any right capable of becoming an agreement for the purchase of the Shares. There is not pending any suit, action or other legal proceeding of any sort to in any manner restrain or prevent the Vendor from effectually and legally transferring the Initial Share and the Sale Shares to the Purchaser, free and clear of all claims, liens, hypothecations, pledges, security interests





and encumbrances, or any action or proceeding, the effect of which would be to cause a lien or hypothecation to attach to any of such Initial Share and the Sale Shares or to transfer title to or ownership of any of such Initial Share and the Sale Shares in any manner whatsoever, or to make the Purchaser, or the Corporation, or any of them liable for damages as a result of the execution and delivery of this agreement by the Vendor or the completion by the Vendor of the Transaction contemplated herein and the Vendor knows of no such claim in connection with any of the foregoing.

4.2 None of the representations and warranties set forth in this Article 4 contain any untrue statement of material fact or omits to state any fact necessary to make any such representation or warranty not misleading to the Purchaser.

## 5 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

5.1 The Purchaser represents and warrants to the Vendor as follows as at the date hereof and as at each Closing Date in the terms of this Section 5.1 and acknowledges that the Vendor is relying upon such representations and warranties in connection with the entry into and completion of the Transaction and the Repurchase Transactions contemplated under this Agreement:

(a) The Purchaser is a corporation duly incorporated, organized and validly subsisting under the laws of India and on each Closing Date will have the corporate power to execute, deliver and perform its obligations under this Agreement;

(b) The entering into of this Agreement and the performance of the obligations of the Purchaser in accordance with the terms of this Agreement have been duly authorized by all necessary corporate action on behalf of the Purchaser and this Agreement has been duly executed and delivered by the Purchaser and is a valid and binding obligation of the Purchaser enforceable in accordance with its terms, subject however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws generally affecting creditor's rights and to the extent that equitable remedies, such as specific performance and injunction, are in the discretion of the court from which they are sought;

(c) Neither the execution and delivery of this Agreement by the Purchaser nor the consummation of the Transaction or the consummation of Repurchase Transaction, if required, will conflict with or result in or create a state of facts which after notice or lapse of time or delay or both, will conflict with or result in:

(i) a violation, contravention or breach by the Purchaser of any of the terms, conditions or provisions of the charter documents, by-laws or resolutions of the Purchaser or any material breach of any agreement or instrument to which the Purchaser is a party or by which it is bound or constitute a

default of the Purchaser thereunder, or of any statute, regulation, judgment, decree or law by which the Purchaser or the assets of the Purchaser are subject or bound or result in the creation or imposition of any Encumbrance upon the Shares; or

(ii) a violation by the Purchaser of any law or regulation or any applicable order of any court, arbitrator or governmental authority having jurisdiction over the Purchaser, or require the Purchaser, prior to a Closing or as a condition precedent thereof, to make any governmental or regulatory filings, obtain any consent, authorization, approval, clearance or other action by any Person or await the expiration of any applicable waiting period, with the exception of regulatory filings required to be made in India prior to the remittance by the Purchaser for payment of the price for the Sale Shares;

(d) there is not pending or, to the best of the knowledge of the Purchaser, threatened or contemplated, any suit, action, legal proceeding, litigation or governmental investigation of any sort which would:

(i) in any manner restrain or prevent the Purchaser from paying the First Purchase Price, the Second Purchase Price or the Third Purchase Price to the Vendor in accordance with this Agreement; or

(ii) make the Purchaser liable for damages in connection with the Transaction or a Repurchase Transaction;

(e) The Purchaser had not entered into any agreement that would entitle any person to any valid claim against the Vendor or the Corporation for a broker's commission, finder's fee, or any like payment in respect of the purchase and sale of the Sale Shares or any other matters contemplated by this Agreement. In the event that any Person acting or purporting to act for the Purchaser establishes a claim for any fee from the Vendor or the Corporation, the Purchaser covenants to indemnify and hold harmless the Vendor with respect thereto and with respect to all costs reasonably incurred in the defense thereof;

(f) None of the foregoing representations and warranties or the representations and warranties contained in Section 10.1 hereof, contains any untrue statement of material fact or omits to state any material fact necessary to make any such covenant, warranty or misrepresentation not misleading to the Vendor.

6 VENDOR INDEMNITIES

6.1 The Vendor hereby undertakes to indemnify, and keep indemnified the Purchaser and the Companies from and against any and all Losses that any of them may incur arising out of or in connection with any of the following events:



(a)

(b)

(c) any of the prospecting rights, mining rights or mining permits of any of the Companies are suspended or cancelled as a result of failure on part of the Vendor or any Company to act in compliance with Prudent Industry Practice prior to the acquisition by the Purchaser of the Third Option Shares;

(d) any application for prospecting rights, mining rights or mining permits of any of the Companies is rejected or affected adversely as a result of failure on part of the Vendor or any Company to act in compliance with Prudent Industry Practice prior to the acquisition by the Purchaser of the Third Option Shares;

(e) in the event [redacted] defaults under the unsecured loan provided by the Corporation;

(f) in the event of any claims against the Companies based on practices which have been put in place prior to the Purchaser acquiring the Third Option Shares, including payments of consultancy fees without underlying agreements; and

(g) any outstanding, potential or surviving liabilities (whether actual or contingent), obligations, claims or commitments which relate to, or may arise in respect of, any part of the business, activities or assets of Ferret Coal (Heidelberg) (Pty) (formerly Mogwele Trading 157 (Pty) Ltd) or Manoka Mining (Pty) Ltd.

6.2 The Vendor hereby undertakes to indemnify, and keep indemnified the Purchaser and each Indemnified Person from and against any and all Losses that any of them may incur arising out of or in connection with any claims of third parties with respect to shares or rights relating to shares in the capital of the Companies, including claims by employees of the Companies with respect to stock options.

6.3 No claim may be made pursuant to Sections 6.1 or 6.2 unless it is for at least $150,000.

6.4 The maximum amount of liability for Losses for which the Vendor is responsible pursuant to Article 6 shall be limited to an amount equal to one half of the consideration paid by

the Purchaser for the Sale Shares to the date that the Purchaser becomes aware of the potential claim pursuant to Sections 6.1 or 6.2.

6.5 The Purchaser shall not be entitled to enforce its rights pursuant to sections 6.1 or 6.2 if it the Sale Shares held by the Purchaser have been repurchased by the Vendor pursuant to a Repurchase Transaction in accordance with Article 2 hereof except to the extent that the Purchaser or an Indemnified Person directly suffers a Loss.

6.6 Subject to Section 6.5, the Purchaser shall be entitled to claim indemnification under Sections 6.1 and 6.2 only within two (2) years after the event giving rise to a particular claim has occurred, or within three (3) months after the Purchaser becoming aware of such event, whichever is earlier.

## 7 CONDITIONS PRECEDENT TO THE PURCHASER'S OBLIGATIONS

7.1 All obligations of the Purchaser that may arise under and in accordance with this Agreement, to purchase any Sale Shares are subject to the fulfillment of each of the following conditions prior to the Closing Time on the applicable Closing Date or such other time as specified in the relevant paragraph below:

(a) The representations and warranties made by the Corporation and the Vendor shall be true and correct in all material respects on and as of each Closing Date. The Vendor shall deliver a Certificate in a form satisfactory to counsel to the Purchaser confirming that the representations and warranties made by the Corporation and the Vendor are true and correct in all material respects;

(b) No material adverse change in the financial position, operations, Business or Assets of the Companies shall have occurred from and after the execution date of this Agreement up to and including each Closing Date. The Vendor shall deliver a Certificate in a form satisfactory to counsel to the Purchaser confirming that no such material adverse change has occurred;

(c) At or prior to each Closing Date the Corporation and the Vendor shall have complied with all covenants and agreements herein agreed to be performed or caused to be performed by them by that Closing Date;

(d) The execution of the SHA on or before the First Closing Date;

(e) All approvals and consents of any federal, provincial, state, municipal or other governmental or administrative bodies required for the transfer of Sale Shares to be transferred at the respective Closing Date, if any, have been obtained in form and terms satisfactory to the Purchaser;

(f) As of each Closing Date (i) no action shall have been taken by any court or governmental body prohibiting or making illegal the execution and delivery of this Agreement,

or any transaction contemplated by this Agreement, and (ii) no action, suit or proceeding shall have been instituted and be continuing by any Person to restrain, modify or prevent the consummation of any transaction contemplated by this Agreement, or to seek damages against the Purchaser or any Indemnified Person in connection with such transaction, or that has been or is reasonably likely to have a material adverse affect on the ability of any party hereto to fully consummate any transaction contemplated by this Agreement;

(g) The delivery, on the First Closing Date, of legal opinion(s) of counsel to the Corporation addressed for the benefit of the Purchaser and dated the First Closing Date, in form and substance reasonably satisfactory to counsel to the Purchaser, with respect to (i) the good standing of the Vendor and the Corporation, and (ii) the enforceability of this Agreement against the Vendor and the Corporation and the valid issuance and ownership of, and title to, the Shares;

(h) The delivery, on or before the Second Closing Date, of the budget to be appended hereto as **Schedule "S"**;

(i) On the Third Closing Date, the delivery of a certificate from each of the Vendor and the Companies to the Purchaser, acknowledging a full waiver, release and discharge granted by the Vendor in favor of the Companies, in respect of all obligations and liabilities of the Companies to the Vendor for the payment or repayment of the entire Indebtedness Amount; and

(j) The delivery of copies of all documentation and details of the terms and conditions, including letters of intent and agreements in relation to the loan of ZAR 27, 727, 344.50 provided by the Corporation to [redacted] together with a description from the Vendor of the rationale for the loan and the mechanism (to be agreed with the borrower) for repayment or adjustment of the loan, in a manner satisfactory to the Corporation, on or before July 31, 2008.

For greater certainty, a condition set out in this Section 7.1 that is not required to be fulfilled prior to an applicable Closing Date is not a condition precedent for the purposes of closing a Transaction to be closed on the applicable Closing Date.

7.2 The conditions under Sections 7.1 are solely for the benefit of the Purchaser and may be waived only by the Purchaser. In the event any of the conditions under Section 7.1 that is required to be fulfilled but has not been fulfilled on or before the relevant Closing Date to the satisfaction of the Purchaser, the Purchaser may:

(a) refuse to proceed with the transaction due to be consummated on such Closing Date and such refusal shall not constitute breach of this Agreement, and shall not give the Vendor or the Corporation any rights or remedies, apart from the rights of the Vendor to acquire Repurchase Shares under the terms and conditions of this Agreement; or

(b) waive such condition in whole or in part without prejudice to the Purchaser's rights of rescission in the event of the non-fulfillment of any other condition or conditions, and any other rights of the Purchaser that have arisen hereunder or under the SHA prior to such

rescission or that exist by virtue of law; or

(c) propose to the Vendor to postpone the relevant Closing Date or Repurchase Closing Date, in which case the Vendor shall not withhold its consent unreasonably.

7.3 Without prejudice to Section 7.1, paragraph (i), the Parties agree to use their reasonable efforts to consider and discuss tax-efficient alternatives that would have the economic effect which would be achieved through the performance of Section 7.1, paragraph (i).

## 8 CONDITIONS PRECEDENT TO THE VENDOR'S OBLIGATIONS

8.1 All obligations of the Vendor to sell and transfer the Sale Shares under this Agreement are subject to the fulfillment of each of the following conditions prior to the Closing Time on the applicable Closing Date:

(a) The representations and warranties made by the Purchaser under this Agreement, other than as contained in Section 10.1 hereof, shall be true in all material respects on and as of the First Closing Date. The Purchaser shall deliver a Certificate on the First Closing Date in the form satisfactory to counsel to the Vendor confirming that the representations and warranties made by the Purchaser are true in all material respects;

(b) On or before the First Closing Date, the Purchaser shall have complied with all covenants and agreements herein agreed to be performed or caused to be performed by it on or before such date;

(c) The Purchaser delivering a Certificate on the First Closing Date in the form satisfactory to counsel to the Vendor confirming that no approval is required from the Indian Reserve Bank for the Purchaser to complete the transactions contemplated hereunder, if required;

(d) All approvals and consents of any federal, provincial, state, municipal or other governmental or administrative bodies required for the transfer of Sale Shares to be transferred at the Closing Date, if any, have been obtained in form and terms satisfactory to the Vendor;

(e) No action shall have been taken by any court or governmental body prohibiting or making illegal the execution and delivery of this Agreement, or any transaction contemplated by this Agreement. No action, suit or proceeding shall have been instituted and be continuing by any Person to restrain, modify or prevent the consummation of the Transaction as contemplated by this Agreement, or to seek damages against the Vendor, the Corporation or the Purchaser in connection with such Transaction, or that has been or is reasonably likely to have a material adverse affect on the ability of any party hereto to fully consummate the Transaction as contemplated by this Agreement; and

(f) The delivery of legal opinion(s) of counsel to the Purchaser addressed to the Vendor and dated the First Closing Date, in form and substance reasonably satisfactory to counsel to the Vendor, with respect to the enforceability of this Agreement against the Purchaser.

8.2 The conditions under Sections 8.1 are solely for the benefit of the Vendor and may be waived only by the Vendor. In the event any of the conditions under Section 8.1 that is required to be fulfilled but has not been fulfilled on or before the relevant Closing Date to the satisfaction of the Vendor, the Vendor may:

(a) refuse to proceed with the transaction due to be consummated on such Closing Date and such refusal shall not constitute breach of this Agreement, and shall not give the Purchaser any rights or remedies, apart from the rights of the Purchaser to sell Repurchase Shares under the terms and conditions of this Agreement; or

(b) waive such condition in whole or in part without prejudice to the Vendor's rights of rescission in the event of the non-fulfillment of any other condition or conditions, and any other rights of the Vendor that have arisen hereunder or under the SHA prior to such rescission or that exist by virtue of law; or

(c) propose to the Purchaser to postpone the relevant Closing Date or Repurchase Closing Date, in which case the Purchaser shall not withhold its consent unreasonably.

## 9. CLOSING DELIVERABLES

9.1 The following documents and/or deliverables shall be delivered by the Purchaser on the First Closing:

(a) The Certificate required by Subsection 8.1(a);

(b) The Certificate required by Subsection 8.1(c);

(c) The legal opinion(s) required by Subsection 8.1(f); and

(d) The First Purchase Price plus Applicable Transfer Taxes.

9.2 The following documents shall be delivered by the Vendor on the First Closing:

(a) The Certificate required by Subsections 7.1(a) and 7.1(b);

(b) Copies of all approvals obtained by the Vendor pursuant to Subsection 7.1(e), if any;

(c) The legal opinion(s) required by Subsection 7.1(g);

(d) A certificate representing the First Option Shares registered (to the extent possible, by the taking of all necessary steps within its control to cause the Corporation to make such registration) in the name of the Purchaser or in such

other name as the Purchaser may direct in writing together with a copy of a transfer form relating thereto, in favor of the above referred transferee, dated as of the First Closing Date and duly signed by the Vendor.

9.3 The following documents and / or deliverables shall be delivered by the Purchaser on the Second Closing:

(a) A Certificate confirming that the documents delivered pursuant to, or the requirements of, as the case may be, the conditions precedent set out in Subsections 8.1(a) to (f) are still true and correct, with the exception that all references to the First Closing Date in these provisions will be replaced by references to the Second Closing Date for the purposes of this Subsection;

(b) Updated legal opinion(s) to the opinion(s) delivered under Subsection 9.1(c); and

(c) The Second Purchase Price plus Applicable Transfer Taxes.

9.4 The following documents shall be delivered by the Vendor on the Second Closing:

(a) A Certificate confirming that the documents delivered pursuant to, or the requirements of, as the case may be, the conditions precedent set out in Subsections 7.1(a) to (h) are still true and correct, with the exception that all references to the First Closing Date in these provisions will be replaced by references to the Second Closing Date for the purposes of this Subsection;

(b) Updated legal opinion(s) to the opinion(s) delivered under Subsection 9.2(c); and

(c) A certificate representing the Second Option Shares registered (to the extent possible, by the taking of all necessary steps within its control to cause the Corporation to make such registration) in the name of the Purchaser or in such other name as the Purchaser may direct in writing together with a copy of a transfer form relating thereto, in favor of the above referred transferee, dated as of the Second Closing Date and duly signed by the Vendor;

9.5 The following documents and/or deliverables shall be delivered by the Purchaser on the Third Closing:

(a) A Certificate confirming that the documents delivered pursuant to, or the requirements of, as the case may be, the conditions precedent set out in Subsections 8.1(a) to (f) are still true and correct, with the exception that all references to the First Closing Date in these provisions will be replaced by references to the Third Closing Date for the purposes of this Subsection;

(b) Updated legal opinion(s) to the opinion(s) delivered under Subsection 9.1(c); and

(c) The Third Purchase Price plus Applicable Transfer Taxes.

9.6 The following documents shall be delivered by the Vendor on the Third Closing:

(a) A Certificate confirming that the documents delivered pursuant to, or the requirements of, as the case may be, the conditions precedent set out in Subsections 7.1(a) to (j) are still true and correct, with the exception that all references to the First Closing Date or the Second Closing Date in these provisions will be replaced by references to the Third Closing Date for the purposes of this Subsection;

(b) Updated legal opinion(s) to the opinion(s) delivered under Subsection 9.2(c); and

(c) A certificate representing the Third Option Shares registered (to the extent possible, by the taking of all necessary steps within its control to cause the Corporation to make such registration) in the name of the Purchaser or in such other name as the Purchaser may direct in writing together with a copy of a transfer form relating thereto, in favor of the above referred transferee, dated as of the Third Closing Date and duly signed by the Vendor.

**10. CONDITIONS AND CLOSING OF A REPURCHASE TRANSACTION**

10.1 If the parties undertake a Repurchase Transaction, in addition to the representations and warranties contained in Article 5 hereof, the Purchaser will represent and warrant to the Vendor as follows as at the applicable Repurchase Closing Date and acknowledges that the Vendor will be relying upon such representations and warranties in connection with the acquisition of the Repurchase Shares:

(a) The Purchaser is the owner, beneficially and of record, of the Repurchase Shares, with good and marketable title thereto;

(b) Neither the Purchaser, not its Affiliates, have created any claim, lien, hypothecation, pledge, security interest or encumbrance of any nature or kind over the Repurchase Shares;

(c) The Purchaser has the exclusive right and full power to sell, transfer and assign the Repurchase Shares to the Vendor free of any claim, lien, hypothecation, pledge, security interest or encumbrance of any nature or kind that may have been created by the Purchaser or its Affiliates.

(d) The Purchaser has not entered into nor granted to any Person, other than the Vendor, any agreement or option or any right capable of becoming an agreement for the purchase of the Repurchase Shares.

(e) To the best of the Purchaser's knowledge, there is not pending any suit, action or

other legal proceeding of any sort to in any manner restrain or prevent the Purchaser from effectually and legally transferring the Repurchase Shares to the Vendor, free and clear of all claims, liens, hypothecations, pledges, security interests and encumbrances, or any action or proceeding, the effect of which would be to cause a lien or hypothecations to attach to any of such Repurchase Shares or to transfer title to or ownership of any of such Repurchase Shares in any manner whatsoever, or to make the Vendor, or the Corporation, or any of them liable for damages as a result of the execution and delivery of this agreement by the Purchaser or the completion by the Purchaser of the Repurchase Transaction contemplated herein and the Purchaser knows of no such claim in connection with any of the foregoing.

10.2 On the Closing of a Repurchase Transaction, the Purchaser shall deliver the following documents to the Vendor:

(a) a Certificate confirming that the representations and warranties made by the Purchaser under this Agreement are true in all material respects on and as of the respective Repurchase Closing Date; and

(b) A certificate representing the Repurchase Shares registered (to the extent possible, by the taking of all necessary steps within its control to cause the Corporation to make such registration) in the name of the Vendor or in such other name as the Vendor may direct in writing, together with a copy of a transfer form relating thereto, in favor of the above referred transferee, dated as of the applicable Repurchase Closing Date and duly signed by the Purchaser.

10.3 On the Closing of a Repurchase Transaction, the Vendor shall deliver the following documents to the Purchaser:

(a) a Certificate confirming that the representations and warranties made by the Vendor under this Agreement are be true and correct in all material respects on and as of the Closing Date; and

(b) the applicable Repurchase Price.

## 11. COVENANTS

11.1 Each of the Vendor and the Corporation agrees that during the period commencing on the date of this Agreement and continuing until the earliest of the (i) the date on which the Purchaser ceases to own any of the Shares, (ii) the Third Closing Date if the Purchaser exercises the Third Option, and (iii) December 31, 2008 if the Purchaser does not elect to exercise the Third Option the Corporation shall ensure that, and the Vendor shall use its best efforts in its capacity as a shareholder of the Corporation including through the exercise of their voting rights for the purpose that, the Companies:

(a) will, subject to paragraphs (b) to (p) below, carry on its business in compliance with Prudent Industry Practice, in businesslike manner in, and only in, the ordinary course in

substantially the same manner as heretofore conducted, use reasonable commercial endeavours to preserve its business organisation, including the services of its officers and employees and its business relationships with customers, suppliers and others having business dealings with it;

(b) will maintain all the Assets, whether owned or leased, free of Encumbrances other than Encumbrances that may be created solely for the purpose of securing obligations that may be owed by any of the Companies to third party lenders from whom funds are obtained on an arm's length basis for financing the Business and operations of the relevant Company in accordance with Prudent Industry Practice, and will maintain such Assets in their current condition, subject to normal course wear and tear, and maintain insurance upon all the Assets comparable in amount, scope and coverage to that in effect on the date of this Agreement;

(c) will maintain its books, records and accounts in the ordinary course on a basis consistent with past practice;

(d) will not issue, authorize or propose the issuance of, or purchase or propose the purchase of, any shares of its capital stock of any class or securities convertible into, or rights, warrants or options to acquire, any such shares or other convertible securities other than those currently outstanding;

(e) will not acquire, or agree to acquire, or restructure by amalgamating, merging or consolidating with, purchasing substantially all of the assets of or otherwise, any business or any corporation, partnership, association or other business organization or division thereof, which acquisition would be material to the Business, Assets or financial condition of the Companies;

(f) will not sell, lease or otherwise dispose of any of its Assets;

(g) will comply promptly with all requirements which Applicable Law may impose on the Companies with respect to the Transaction;

(h) will promptly advise the Purchaser orally and in writing of any change of which the Vendor has knowledge in the condition (financial or otherwise), properties, Assets, liabilities, operations, Business or prospects of the Companies that could reasonably be expected to have a material adverse effect on the Assets, the Business or the Companies;

(i) will use all reasonable endeavors and cooperate in obtaining all necessary and desirable consents and regulatory approvals in connection with the Transaction;

(j) provide the Purchaser and its representatives with full copies of, and access to, all contracts, financial records and statements, books, records, documents and other such information regarding the previous businesses of the Companies as they may require, as well as access to the Corporation's auditors and to such premises and personnel of the Companies, if any, as may be reasonably requested;

(k) will not amend its articles, by-laws, constitutive documents or other organisational documents if such amendment would adversely affect the rights of the Purchaser pursuant to the SHA or this Agreement;

(l) will not modify or agree to terminate any material contract, other than modifications made in the ordinary course, consistent with past practices, if such modification or termination would have a material adverse effect on the Companies, the Business or the Assets;

(m) will not enter into any material contract unrelated to the Business; or any material contract relating to the Business which is not in the ordinary course of business, consistent with past practices, and Prudent Industry Practice;

(n) will not incur or commit to incur any capital expenditures which are not related to the Business or any capital expenditures which are related to the Business but which are in excess of capital expenditures required to fulfil the Management Plan and are in excess of 20% of the budget referred to in Clause 7.1(h) provided that any capital expenditures in excess of such 20% threshold may be incurred for the purposes of the Business without consent of the Purchaser, in which event the Purchaser shall not be required to fund any part of such capital expenditures made without the Purchaser's consent;

(o) will not institute, settle or agree to settle any material legal proceedings relating to its business, except (i) in relation to the dispute referred to in Section 11.3, (ii) for debt collection in the normal course of business, or (iii) in the event that failure to institute, settle or agree to settle such legal proceeding would have a material adverse effect on the Business or the Assets; and

(p) incur any indebtedness for borrowed money with the exception of indebtedness which is reasonably necessary for financing the Business of any of the Companies and is obtained from third party lenders on an arm's length basis and in compliance with Prudent Industry Practice.



11.3 The Vendor and the Corporation further covenant with the Purchaser to use reasonable commercial and legal efforts to conclusively settle the dispute with [redacted]

11.4 The Vendor undertakes to provide and procure that the Companies provide, in a timely and efficient manner any and all information and assistance reasonably requested by the Purchaser or any affiliates, officers, employees, agents, representatives or professional advisers of the Purchaser, for conducting its due diligence on the Companies and the assets of the Companies, until April 30, 2008. Such due diligence shall include technical, commercial, financial and accounting, tax and legal due diligence, and shall be undertaken for the purposes of, inter alia, updating the findings made in the course of the due diligence conducted by the Purchaser prior to the execution of this Agreement (**"First Stage Due Diligence"**), addressing any issues discovered in the course of the First Stage Due Diligence, and identifying any changes, new facts occurring after such First Stage Due Diligence and newly identified issues, which may be relevant to the Transaction. The information and assistance to be provided as aforesaid shall include all documents and information which are regarded as relevant by the Purchaser in the course of the First Stage Due Diligence, including details of the nature of the transaction proposed to be entered into by any of the Companies [redacted] the capital commitment and other obligations of any of the Companies for this transaction and the schedule for the implementation thereof, and all other documents, reports, data, maps and information to which the Vendor and the Companies or any directors, employees, and officers thereof has or obtains access, and the non-disclosure of which would materially affect the assessment by the Purchaser of the Transaction, including the valuation of any of the Companies, the risk profile and any other aspects of the Transaction.

11.5 All costs, expenses and charges for the activities, operations, obligations and liabilities of the Companies, with respect to bringing the Kendal Mines and Northfield Mines into production during the period between the date of signing this Agreement and the Third Closing Date, shall be incurred, borne and paid for or forthwith reimbursed on demand to or on behalf of the Companies, by the Vendor, until such time as the respective operations are commissioned. All costs required for the purposes of the development of the Eloff Mines and all other Assets of HMESA, including, but not limited to, Vlakvarkfontein and Onbekend, and all operations costs of Kendal Mines and Northfields Mines from the date of commissioning, less revenues from the respective operations during the period from the First Closing until the earliest of the (i) the date on which the Purchaser ceases to own any of the shares (ii) the Third Closing Date, if the Purchaser exercises the Third Option and (iii) December 31, 2008, shall be funded by the Vendor and the Purchaser pro rata to the Shares they own at the time such expenditure is incurred. The funding under the foregoing sentence shall be:

(a) advanced entirely by the Vendor to the Corporation on behalf of the Vendor and the Purchaser. The Vendor shall provide the Purchaser with a monthly statement of the Purchaser's pro rata obligations with respect to such advances. The total amount of such advances made by the Vendor on behalf of the Purchaser shall be referred to herein as the **"Purchaser Advances"**. If the Third Closing occurs, the Vendor shall be reimbursed for the

total amount of the Purchaser Advances as of the Third Closing Date, and such reimbursement shall be made in accordance with Section 2.17. If the Purchaser elects not to exercise the Second Option on or before the Second Option Long-stop Date, or if the Second Closing has not occurred on the Second Closing Date, or the Purchaser elects not to exercise the Third Option on or before the Third Option Long-stop Date, or if the Third Closing has not occurred on the Third Closing Date, and the applicable Repurchase Transaction is completed within the applicable time periods provided for in Article 2 so that GMR ceases to hold any Shares, all Purchaser Advances shall remain for the account of the Vendor and the Purchaser shall have no repayment or any other obligations with respect to such Purchaser Advances whatsoever. If, however, the Third Option is not exercised and no Repurchase Transaction is undertaken, then the Purchaser shall be required to pay to the Vendor the amount of such Purchaser Advances made pursuant to this Section 11.5 within thirty (30) days of the date on which the Second Repurchase Call Option (if the Second Option is not exercised) or the Third Repurchase Call Option (if the Second Option is exercised but the Third Option is not exercised) expires by way of wire transfer in accordance with the instructions provided for in **Schedule "T"**). The obligation of the Purchaser to pay the amount of the Purchaser Advances to the Vendor under the foregoing sentence shall be subject to any and all legal and regulatory provisions binding the Purchaser with respect to the form in which such payment can be made, and the parties hereto agree that to the extent compliance with such obligations by the Purchaser is delayed due to the time necessary to procure compliance with any such legal or regulatory requirements, the first sixty (60) days of such delay shall not be treated as default by the Purchaser;

(b) based on the budgeted capital expenditures in accordance with the Management Plan to be attached hereto as **Schedule "R"** and the budget to be attached hereto as **Schedule "S"**, as revised and updated from time, provided that if the respective revision or update results in an increase in the budget of 20% or more, such a revision or update has been approved by the Purchaser, which approval shall not be unreasonably withheld. For greater clarity, if such approval is not given by the Purchaser, the Corporation shall be entitled to make the expenditures provided for in the amended or updated budget; provided however that the Purchaser shall not be required to fund any part of such capital expenditures made without the Purchaser's written consent.

**11.6** The Vendor shall deliver copies of the Updated Financial Statements to the Purchaser no later than five (5) Business Days before April 30, 2008.

**11.7** The Vendor shall use its reasonable commercial efforts to procure and shall deliver copies of mining rights and documents conferring surface rights in relation to the Kendal Mines in favor of Ferret, promptly upon receipt of the same. Upon receipt of such documents, the Vendor shall deliver a Certificate in a form satisfactory to counsel to the Purchaser confirming that such mining and surface rights have been duly obtained and are in full force and effect, as soon as reasonably practicable.

**11.8** The Vendor shall procure that the Companies conduct their Business and operations, including their exploration and development activities, on a diligent, prudent and expeditious basis without any delays or suspension of activities, unless such suspension or delay is required

by Prudent Industry Practice. Without prejudice to the aforesaid, the Vendor shall use all best efforts to procure that the Companies complete the activities listed in Schedule "R" on or before 15 (fifteen) Business Days prior the Third Closing Date.

11.9 The Vendor shall procure that prior written consent be obtained, and delivered to the Purchaser by August 31, 2008, from all the shareholders of Ferret, other than the Companies, for the change of control of the Purchaser as a result of the exercise of the Third Option by the Purchaser.

**11.10** Each of the Vendor and the Corporation agrees that during the period commencing on the date of this Agreement and continuing until the earliest of the (i) the date on which the Purchaser ceases to own any of the Sale Shares, (ii) the Third Closing Date if the Purchaser exercises the Third Option, and (iii) December 31, 2008 if the Purchaser does not elect to exercise the Third Option:

(a) the Vendor will not (and will not agree to) transfer or create any Encumbrances on any Shares held by the Vendor in the capital of the Corporation, and the Vendor and the Corporation will not (and will not agree to) transfer or create any Encumbrance on any shares held by the Corporation or any of the Subsidiaries (as the case may be) in the capital of the Subsidiaries, with the exception of Encumbrances that may be created over any Shares other than the Sale Shares or any Encumbrance that may be created over shares held by the Corporation in the capital of the Subsidiaries, solely for the purpose of securing obligations that may be owed by any of the Companies to third party lenders from whom funds are obtained on an arm's length basis by the relevant Company for financing the Business and operations of such Company in accordance with Prudent Industry Practice; and

(b) without prejudice to other obligations of the Vendor or the Companies pursuant to this Agreement, the Vendor will not (and will not agree to) transfer or create any Encumbrances on any assets of the Vendor with the exception of any transfer made to shareholders of the Vendor in the form of dividends or any transfer for value received pursuant to a transaction executed on an arm's length basis on reasonable commercial terms or any Encumbrances created over any aforementioned assets for the purpose of securing obligations that may be owed by the Vendor to third party lenders from whom funds are obtained on an arm's length basis by the Vendor on reasonable commercial terms provided that nothing in this Agreement shall prevent the Vendor from disposing of its shares of Homeland Uranium Inc. by way of a dividend-in-kind or such other equivalent transaction that results in those securities being distributed to the shareholders of the Vendor or any Affiliate of the Vendor. For greater certainty but without in any way limiting the foregoing, divestment by the Vendor of its shareholding or assets specified in paragraphs (i) through (iv) below shall be expressly permitted under the provisions of this Section 11.10(b), to the extent that such divestment is by one or more arm's length transactions with third parties:

(i) Altona Resources Plc, registered in England and Wales, company No. 5350512, with its registered address at Third Floor, 55 Gower Street,

London WC1E 6HQ, UK

(ii) assets in South Africa, including rights and/or shareholding in assets and/or entities in South Africa, in each case other than the Companies and any of the Assets;

(iii) assets in Botswana, including rights and/or shareholding in assets and/or entities in Botswana; and

(ii) assets in Swaziland, including rights and/or shareholding in assets and/or entities in Swaziland.

## 12. NATURE OF COVENANTS, REPRESENTATIONS AND WARRANTIES

12.1 Regardless of any investigation at any time made by or on behalf of any party hereto or of any information any party may have in respect thereof, each party hereto shall be entitled to make claims for breach of any all covenants, agreements, representations and warranties for its benefit as follows:

(a) with respect to warranties relating to title to shares – without limitation;

(b) with respect to warranties relating to Tax - until the expiry of sixty (60) days following the expiry of any period within which the applicable taxation authority may bring an assessment or reassessment against the Corporation or any Subsidiary for Tax;

(c) with respect to all other warranties (i) until the expiry of two (2) years after the Third Closing, or (ii) if the Third Closing does not occur on or before January 31, 2009 - until January 31, 2011.

12.2 This Agreement, the Schedules hereto and the documents specifically referred to herein or executed and delivered concurrently herewith or at each Closing constitute the entire agreement, understanding, representations and warranties of the parties hereto and supersede any prior agreement, understanding, representation, warranty or documents relating to the subject matter of this Agreement, including the MOU.

## 13. NOTICES

13.1 All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered in person, telegraphed, or mailed by certified registered mail, postage prepaid:

(a) If to HEC, addressed as follows:

5th Floor, Chancery House,
Lislet Geoffroy Street,
Port Louis, Mauritius

Fax No.: +230 208 2986

Attention: Camille Pouletty

With a copy to

Gardiner Roberts LLP

Suite 3100, Scotia Plaza

40 King Street West

Toronto, Ontario

M5H 3Y2

Fax No.: +1 416 865 6636

Attention: Kathleen Skerrett

(b) If to GMR, addressed as follows:

IBC Knowledge Park

Phase 2 "D" Block, 10th Floor

4/1 Bannerghatta Road

Bangalore 560029, India

Fax No.: +91 80 4043 2180

Attention: Mr. Raaj Kumar, Chief Executive Officer, GMR Energy Limited

With a copy to

IBC Knowledge Park

Phase 2 "D" Block, 10th Floor

4/1 Bannerghatta Road

Bangalore 560029, India

Fax No.: +91 80 4043 2180

Attention: Ashis Basu, Vice President, GMR Energy Limited





(c) If to the Corporation, addressed as follows:

Bureau De Paul 3
Corner of Nelson Mandela Avenue and Paul Sauer Street
Witbank, South Africa
1034
Fax No.: +27 13 656 1086
Attention: Mike Nell, Managing Director

with copy to:

Bowmann Gilfillian
165 West Street
Sandton, Johannesburg
P.O. Box 785812 Standton 2146
South Africa
Fax No.: + 27 11 669 9001
Attention: Paul Schroder

or to such other address as the party to be notified shall have furnished to the other parties in writing.

13.2 A notice or other communication will be deemed to have been duly served or given:

(a) in the case of hand delivery or delivery through a registered courier service, at the time of delivery;

(b) in the case of mailing, 10 (ten) Business Bays after mailing (provided that there is proof that the envelope containing the notice or communication was properly addressed, prepaid, registered and mailed will be sufficient evidence that the notice of other communication has been duly served or given); or

(c) in the case of fax upon transmission, subject to the correct fax number being received on the transmission report;

provided that if a notice is given or served at business premises other than before 3 pm local time at the destination on a Business Day, it will deemed to be given or served on the next Business Day.

13.3 All notices or other communications shall be in the English language and if they contain any documents originally issued in a different language, such documents shall be provided

together with a translation in the English language, and the Party receiving such documents shall be entitled to rely on the delivered English translation.

**14. CONFIDENTIALITY**

**14.1** The parties hereto agree that any and all information contained herein and the transactions contemplated by this Agreement (including any information delivered by a party hereto or its Representatives or advisors in connection with the consummation of the transactions contemplated by this Agreement, whether in written or in oral form, and whether delivered prior to the date hereof or not) are confidential (collectively, the "**Confidential Information**"). Subject to Sections 14.2 and 14.3, the parties hereto agree to keep the Confidential Information confidential and not to disclose the Confidential Information to any person without the prior written consent of the other parties hereto.

**14.2** Each party hereto may disclose Confidential Information to its Representatives without the written consent of the other parties, but only if such Representatives participate directly in such Party's evaluation or the consummation of the transactions contemplated by this Agreement, and such Representatives have been instructed to keep the Confidential Information confidential in accordance with the terms and conditions of this Agreement. For the purpose of this Agreement a party's "**Representatives**" shall mean any of such party's Affiliates and its and their directors, officers, employees, agents, auditors, financial advisors, legal counsel and accountants.

**14.3** Nothing in this Section 14 shall limit any disclosure required to be made by:

(a) any order of any court of competent jurisdiction or any competent judicial, governmental or regulatory body;

(b) the rules of any listing authority or stock exchange binding on a party hereto or its Affiliates; or

(c) the laws or regulations of any country with jurisdiction over the affairs of any party hereto or its Affiliates,

except that the party required to make such disclosure shall, in so far as is reasonably practicable and to the extent legally permitted, consult with the other parties, concerning the timing and content of such disclosure before such disclosure is made.

**14.4** The party obliged to disclose Confidential Information pursuant to Section 14.3 hereof shall co-operate with the other parties hereto if the latter decides to bring any legal or other proceedings to challenge the validity of the requirement to disclose Confidential Information (at the cost of such other parties).

**14.5** If the party obliged to disclose Confidential Information pursuant to Section 14.3 is unable to inform the other parties before any Confidential Information is disclosed, the former party shall (to the extent permitted by law) inform the other parties immediately after the

disclosure of the full circumstances of the disclosure and the information that has been disclosed.

14.6 Notwithstanding the provisions of this Section 14, each party hereto shall be entitled to announce publicly, through a press release or otherwise, the fact of the signing of this Agreement, and its basic terms, as well as the fact of the transfer of Shares hereunder, provided that the party intending to make such public announcement will disclose details of the intended announcement to the other parties in advance and consult with them on the contents, timing or means of such announcement, should they have any reasonable comments to any of those. For the purposes of this Section 14.6 **"basic terms"** shall be limited to the names of the Parties and the names of the Subsidiaries.

## 15. GENERAL

15.1 Any dispute arising out of or in connection with this Agreement which has not been resolved by the parties within fifteen (15) days of the delivery of notice by any party of such dispute to the other parties shall be referred to and finally resolved by arbitration under the Rules of the London Court of International Arbitration (**"LCIA Rules"**) by 3 (three) arbitrators appointed in accordance with the LCIA Rules. The LCIA Rules are deemed to be incorporated by reference into this Section 15.1. The seat/legal place of the arbitration shall be London, and the language to be used in the arbitration shall be English. Any arbitration award shall be final and binding and may, if necessary, be enforced by any court or authority having jurisdiction. The parties covenant that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

15.2 This Agreement shall be governed in all respects, including validity interpretation and effect, by English law.

15.3 For the purposes of this Agreement, time shall be of the essence.

15.4 Each of the parties hereto covenants and agrees that at any time and from time to time such party will, upon the request of the another party, do, execute, acknowledge and deliver all such further acts, documents and assurances as may be reasonably required for the better carrying out of the terms of this Agreement.

15.5 Save for and subject to the indemnities provided by the Vendor in Article 6 hereof, this Agreement shall not confer any rights or remedies upon any person other than its parties and their respective successors and permitted assigns, whether pursuant to the Contracts (Rights of Third Parties) Act 1999 or otherwise.

15.6 All the terms and provisions of this Agreement are distinct and severable, and if any term or provision is held or declared to be unenforceable, illegal or void in whole or in part by any court, regulatory authority or other competent authority it will, to that extent, be deemed not to form part of this Agreement, and the enforceability, legality and validity of the remainder of this Agreement will not be affected, provided that the parties hereto shall use their best efforts to replace such terms with provisions that achieve, to the maximum extent possible, the commercial

agreement between the parties.

15.7 Save as otherwise specifically provided herein, none of the parties hereto shall be entitled to assign or transfer all or any of their rights, benefits or obligations under this Agreement without the prior written consent of the other parties.

15.8 A waiver by any party hereto of its rights related to any breach of any of the terms, provisions or conditions of this Agreement, or the acquiescence of a party hereto in any act (whether commission or omission) which but for such acquiescence would be a breach, will not constitute a general waiver of the term, provision or condition or of any subsequent act which is inconsistent with it.

15.9 This Agreement may be amended or modified only by a written instrument executed by the parties affected thereby, or by their respective successors and permitted assigns. For the avoidance of doubt, the rights of the parties to terminate, rescind, or agree any amendment, variation, waiver or settlement under, this agreement is not subject to the consent of any person that is not a party to the agreement.

15.10 This Agreement may be executed by facsimile and in one or more counterparts, each of which shall be considered an original but all of which together shall constitute one and the same agreement.

15.11 Each of the parties hereto shall pay their respective legal and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto and any other costs and expenses whatsoever and howsoever incurred in connection with the completion of the Transaction and/or any Repurchase Transaction as contemplated hereby.

15.12 The parties hereto agree to file in a timely manner all forms required to be filed in connection with the transactions contemplated hereunder by Applicable Law and by the regulations and policies of all applicable securities regulatory authorities in connection with the Transaction and/or any Repurchase Transaction.

**THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK**

**IN WITNESS WHEREOF** the parties hereto have duly executed this Agreement as of the date first above written.

**HOMELAND MINING & ENERGY SA (PTY) LTD.**

Signature:

Name: M E NELL

Title: Managing Director

**HOMELAND ENERGY CORP.**

Signature:

Name: STEPHEN COATES

Title: DIRECTOR

**GMR ENERGY LIMITED**

Signature:

Name: **B V N Rao**

Title: **Chairman & Managing Director**

## SCHEDULE "A"

## SHAREHOLDER AGREEMENT

EXECUTION COPY

THIS SHAREHOLDER AGREEMENT (the "**Agreement**") made as of the 9th day of April 2008,

AMONG:

**HOMELAND MINING & ENERGY SA (PTY) LTD.**, a company organized and existing under the laws of South Africa, with registered number 2006/001403/07, having its registered office at Bureau De Paul 3, corner of Nelson Mandela Avenue and Paul Sauer Street, Witbank, South Africa, 1044

(hereinafter referred to as the "**Corporation**")

OF THE FIRST PART

-and-

**GMR ENERGY LIMITED**, a company organized and exiting under the laws of India and having its registered office at SKIP House 22/1, Museum Road, Bangalore 560025, India

(hereinafter referred to as "**GMR**")

OF THE SECOND PART

- and -

**HOMELAND ENERGY CORP.**, a company organized and existing under the laws of Mauritius, having its registered office at 5th Floor, Chancery House, Lislet Geoffroy Street, Port Louis, Mauritius

(hereinafter referred to as "**HEC**")

OF THE THIRD PART

RECITALS:

A. The Corporation is in the business of exploring and developing and producing coal properties in South Africa (the "**Business**").

B. HEC, GMR and the Corporation (the "**Parties**") have executed a share purchase agreement of even date (the "**SPA**"), under the terms of which GMR is entitled to acquire up to 50% of the Shares (as defined in recital F) by exercising certain call options provided for in the SPA (the "**GMR Call Options**"). This Agreement is the shareholders agreement referred to in the SPA and enclosed as Schedule A to the SPA.

C. The current shareholdings in the Corporation are as follows:

| *Shareholder* | *Number of issued shares* | *Percentage of issued shares* |
|---|---|---|
| GMR | 1 | 1.00% |
| HEC | 99 | 99.00% |
| **TOTAL:** | **100** | **100.00%** |

D. If GMR exercises all GMR Call Options, the shareholdings of the Corporation upon consummation of the last GMR Call Option will be as follows:

| *Shareholder* | *Number of issued shares* | *Percentage of issued shares* |
|---|---|---|
| GMR | 50 | 50.00% |
| HEC | 50 | 50.00% |
| **TOTAL:** | **100** | **100.00%** |

E. GMR and HEC are hereafter individually referred to as a "**Shareholder**" and collectively referred to as the "**Shareholders**".

F. All of the issued shares in the share capital of the Corporation from time to time are hereafter collectively referred to as the "**Shares**".

G. The Parties wish to enter into this Agreement to provide for the management and operation of the Corporation, and to regulate the dealings of the Shareholders in the Shares and certain other matters of and related to the Corporation.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained the Parties hereby covenant and agree as follows:

## 1. MANAGEMENT AND ADMINISTRATION OF THE CORPORATION

1.1 Number of Directors and Chairman. As of the date hereof the Corporation has a board (the "**Board**") of three (3) directors, all of them nominated by HEC. The number of the Corporation's directors will be increased to four (4) with effect from the First Closing Date (as defined in the SPA) and their number shall remain four (4) until such time as the Third Closing (as defined in the SPA) has occurred. If GMR elects to exercise the Third Option (as defined in the SPA), then the number of directors shall be determined by a simple majority of the votes cast by the Shareholders provided that the number of directors must be no less than four (4) and must be an even number. If GMR has not elected to exercise the Third Option (as defined in the SPA) on or before December 31, 2008, then the number of directors shall be determined by a simple majority of the votes cast by the Shareholders with no restrictions on the number of directors. The Board shall appoint its chairman (the "**Chairman**") from among the directors with a mandate of one (1) year commencing on the Third Closing Date (as defined in the SPA). The Chairman of the Board

may only be removed by the Shareholder which nominated such Chairman, unless for cause. For the purposes of this Section 1.1 "cause" means willful disregard of a duty to the Corporation, bad faith, gross negligence, willful misconduct, fraud or embezzlement or material violation of the provisions of this Agreement.

1.2 Right to Appoint Directors, Alternate Directors and Chairman.

(a) From the date of this Agreement and until the earlier of the dates on which GMR (i) has exercised the Third Option (as defined in the SPA), and (ii) January 1, 2009, GMR shall be entitled to nominate one (1) director for election to the Board (the "**GMR Director**") and HEC shall be entitled to nominate three (3) directors for election to the Board, and nominate one of them as a Chairman.

(b) If GMR exercises the Third Option (as defined in the SPA), then starting from the Third Closing Date (as defined in the SPA) GMR shall be entitled to nominate one-half (1/2) of the number of directors for election to the Board and HEC shall be entitled to nominate one-half (1/2) of the number of directors for election to the Board. From the Third Closing Date (as defined in the SPA) each of GMR and HEC shall have the right to nominate the Chairman, and such right shall rotate between them for each subsequent mandate of the Chairman with HEC entitled to nominate the Chairman for the first year.

(c) If GMR does not elect to exercise the Third Option (as defined in the SPA) on or before December 31, 2008, GMR shall continue to be entitled to nominate the GMR Director and HEC shall be entitled to nominate the remainder of the directors as may be determined by the Shareholders from time to time in accordance with Section 1.1 hereof for so long as GMR continues to hold at least ten percent (10%) of the outstanding capital of the Corporation.

(d) In the event that following the Third Closing Date (as defined in the SPA) either Shareholder's shareholding falls below forty percent (40%), such Shareholder shall be entitled to nominate one (1) of the Corporation's directors only, and shall have this right as long as such Shareholder holds at least ten percent (10%) of the outstanding capital of the Corporation and the number of directors shall be determined by a simple majority of the votes cast by the Shareholders with no restrictions on the number of directors.

(e) Each director shall have the power to nominate any person to act as an alternate director in his place during his absence or inability to act. An alternate director, whilst acting in the stead of the director who appointed him, shall exercise and discharge all the powers, duties and functions of the director represented by such alternate director. An alternate director shall hold office until (i) he is released from office by the director who appointed him, or (ii) the director who appointed him no longer holds the position of a director, whichever is earlier.

1.3 Voting Rights. Each director shall be entitled to one (1) vote at each meeting of the Board. The Shareholders shall vote their respective Shares to elect all such persons nominated to the Board in compliance with Section 1.2, from time to time, and each nominee shall hold office until his successor is elected in accordance with this Section 1.3. A vacancy on the Board shall be filled by the Shareholder whose nominee has ceased to hold office. A Shareholder may at any time remove a director nominated by it and fill the vacancy created by the removal of its nominee. Any nominee must be qualified to act as a director of the Corporation under the applicable governing laws of the Corporation.

1.4 Meetings of the Board. The following terms apply to all meetings of the Board. The Board may pass decisions at a meeting only if the meeting has been convened in compliance with the terms of this Agreement. The majority of directors present shall constitute a quorum for the transaction



of business at any meeting of the Board. Each director shall have one vote and all decisions at a meeting of the Board shall require the approval of a majority of the votes cast by the directors present at such meeting except as otherwise provided in this Agreement. A resolution in writing signed by all the directors shall have the same effect as a resolution passed at a duly convened and held meeting of the Board. Any director may act at any meeting of the Board by appointing in writing another director or an alternate director as his proxy. A director may represent more than one (1) of the other directors at a meeting of the Board. Any director or his proxy may participate in a Board meeting via telephone or any other similar means of communication, provided that all participants in the meeting are able to hear and talk to each other. Participation in such a manner shall be regarded as equivalent to attendance in person.

1.5 Convening Meetings of the Board and Procedure.

(a) The Board meetings shall be convened by the Chairman on his initiative or upon request by any director. The Chairman shall be obliged to convene a Board meeting not later than fifteen (15) days from the day of the delivery of a written request by a director.

(b) The Chairman will preside at all meetings of the Board. In his absence, the Board will appoint another director as presiding member by vote of the majority of directors present or represented at such meeting.

(c) The Board meetings will be convened by a written notice given to all directors at least fifteen (15) days in advance of the date set for such meeting, except in case of emergency, in which case the nature of such circumstances shall be set forth in the convening notice of the meeting. No such convening notice is required if all the directors are present or represented at the meeting and if they state to have been duly informed, and to have had full knowledge of the agenda of the meeting. The notice may be waived by the written consent of each director. No separate notice is required for meetings held at times and places specified in a resolution previously adopted by the Board.

(d) Each notice of a meeting shall specify a reasonably detailed agenda, be accompanied by any materials relevant to the agenda, and be sent by registered mail, courier, electronically or by facsimile transmission. The Board may pass decisions on matters which have not been specifically included in the agenda only if all directors are present or represented and none of them objects to passing a decision on each such matter.

(e) The venue for which the meeting has been convened must be technically equipped to allow for participation via telephone or any other similar means of communication, as specified further in Section 1.4 hereof.

1.6 Meetings of the Shareholders.

(a) From the date of this Agreement and until the earlier of the date upon which GMR (i) exercises the Third Option (as defined in the SPA), or (ii) January 1, 2009, the quorum for the transaction of business at any meeting of the shareholders of the Corporation shall consist of two or more shareholders, holding in aggregate not less than the majority of the Shares, present in person or by proxy; provided however that if the quorum requirements are met neither at the announced starting time of the meeting, nor two (2) hours later, then the meeting shall be deemed to have been automatically reconvened for the same time on the next day which is a business day in South Africa, and such reconvened meeting shall be deemed quorate if at least one of the shareholders holding in aggregate not less than the majority of the Shares is present in person or by proxy.

(b) From (i) the Third Closing Date (as defined in the SPA), or (ii) if GMR has not elected to exercise the Third Option (as defined in the SPA) on or before December 31, 2008, from

January 1, 2009, the quorum for the transaction of business at any meeting of the shareholders of the Corporation shall consist of one or more shareholders, holding in aggregate not less than the majority of the Shares, present in person or represented by proxy.

(c) All decisions at a meeting of the shareholders shall require the approval of the shareholders holding a majority of the votes cast by the shareholders present, in person or by proxy, at such meeting on each item of business except as otherwise provided in this Agreement. A resolution in writing signed by all the shareholders of the Corporation shall have the same effect as a resolution passed at a duly convened and held meeting of the Shareholders. Any shareholder or his proxy may participate in a meeting of the shareholders via telephone or any other similar means of communication, provided that all participants in the meeting are able to hear and talk to each other. Participation in such a manner shall be regarded as equivalent to attendance in person.

1.7 Convening Meetings of the Shareholders.

(a) The meetings of the shareholders shall be convened by the Chairman on his initiative or upon request by any shareholder holding no less than 5% of the issued Shares. The Chairman shall be obliged to convene a meeting of the shareholders not later than fifteen (15) days from the day of the delivery of a written request by such shareholder.

(b) The Chairman will preside at all meetings of the shareholders. In his absence, the shareholders will appoint another person to preside their meeting on *ad hoc* basis by vote of the majority of the Shares.

(c) The meetings of the shareholders will be convened by a written notice given to all shareholders at least twenty-one (21) days in advance of the date set for such meeting. No such convening notice is required if all the shareholders of the Corporation are present or represented at the meeting and if they state to have been duly informed, and to have had full knowledge of the agenda of the meeting. The right of a shareholder to a notice for a particular meeting may be waived in writing by such shareholder.

(d) Each notice of a meeting of the shareholders shall specify a reasonably detailed agenda, be accompanied by any materials relevant to the agenda, and be sent by registered mail, courier, electronically or by facsimile transmission. The meeting of the shareholders may pass decisions on matters which have not been specifically included in the agenda only if all shareholders are present or represented and none of them objects to passing a decision on each such matter.

(e) The venue for which the meeting has been convened must be technically equipped to allow for participation via telephone or any other similar means of communication, as specified further in Section 1.6 hereof.

1.8 No Casting Vote. The following terms shall apply to all meetings of the Board and to all meetings of the shareholders of the Corporation. No director, including the Chairman, shall have a second (2nd) or casting vote at any meeting of the Board, and no shareholder shall have any additional votes at any meeting of the Shareholders whether such person is acting as the chairman of such meeting or otherwise. A tie vote at any such meeting shall defeat the relevant motion.

1.9 Rights of the GMR Director. From the First Closing Date (as defined in the SPA) until such time as GMR has the right to appoint one-half of the directors, HEC and the Corporation shall procure that the Board shall:

(a) provide to the GMR Director promptly after his nomination:

(i) detailed information of all ongoing negotiations involving the Corporation or any

company in which the Corporation holds, directly or indirectly, no less than 50% of the shares (each such Company referred to as a "Subsidiary"), and invite the GMR Director to participate in all such ongoing negotiations and discussions related thereto;

(ii) copies of all minutes of Board meetings and meetings of shareholders of the Corporation and any Subsidiary conducted since 1 January 2006; and

(iii) copies of all management accounts and other reports produced by the Corporation and/or any Subsidiary since 1 January 2007.

(b) keep the GMR Director fully informed about the operations of the Corporation and the Subsidiaries;

(c) consider any reasonable objections or other comments that GMR, acting through the GMR director or otherwise, may have with respect to any business decisions of the Corporation affecting the Corporation and any Subsidiary; and

(d) ensure that the Corporation and each Subsidiary conducts its business on arm's-length basis, in a transparent manner and in line with the best business practices in the relevant industry, with a view to insuring the highest possible value for the Shareholders.

The rights granted to the GMR Director pursuant to Subsection 1.9(a), paragraph (i) shall expire on December 31, 2008 if GMR has not elected to exercise the Third Option by such date. The parties agree that the failure of HEC and the Corporation to fulfill any of its obligations pursuant to this Section 1.9 shall not give rise to any right to acquire the Shares held by HEC or a Permitted Transferee under Section 4.3 of this Agreement.

1.10 GMR's Shareholding. For the purposes of this Article 1 the Shares held by GMR shall be deemed to include any Shares held by a GMR's Permitted Transferee.

1.11 Majority. For the avoidance of doubt, all references in this Agreement to majority or Shares or votes are references to more than 50% of such Shares or votes.

1.12 Subsidiaries. From the Third Closing Date (as defined in the SPA):

(a) each of HEC and GMR shall have the right to nominate one half (½) of the number of directors in each Subsidiary which the Corporation is entitled to nominate, provided that if the Corporation is entitled to nominate an odd number of directors of a Subsidiary HEC and the Corporation shall (i) with respect to their wholly owned Subsidiaries: procure that not later than the Third Closing Date (as defined in the SPA) the number of directors which the Corporation is entitled to nominate is changed to an even number, and (ii) with respect to their other Subsidiaries: use their best efforts to change the number of directors which the Corporation is entitled to nominate to an even number not later than the Third Closing Date (as defined in the SPA), and if such change has not taken effect before the Third Closing Date (as defined in the SPA) the Corporation shall be entitled to nominate one (1) director approved by both GMR and HEC, and each of HEC and GMR shall have the right to nominate one half (1/2) of the remaining number of directors of such Subsidiary; and

(b) GMR shall have an entitlement with respect to any other matter concerning the Subsidiaries, which entitlement shall be equivalent to the respective entitlement of HEC with respect to such matter,

regardless of whether any such entitlement arises under a contractual arrangement, the constitutive documents of the respective Subsidiary, or by virtue of statute. The respective

Shareholder shall have the rights under this Section 1.12, as long as such Shareholder holds at least forty percent (40%) of the outstanding capital of the Corporation.

1.13 Annual Operating Plan and Budget. The annual operating plan and the budget of each of Corporation and the Subsidiaries shall be adopted or amended only with the authorization of the Board in accordance with the provisions of Section 2.1.

1.14 Consultation and Participation by GMR. From the date of this Agreement until the Third Closing Date (as defined in the SPA), or, if GMR has not exercised the Third Option on or before December 31, 2008, until January 1, 2009:

(a) HEC shall consult with GMR from time to time and on an ongoing basis on all major business decisions regarding the development of the Eloff Mines (as defined in the SPA), including but not limited to mine planning, mine configuration, output optimization, project structuring, funding plans, contract structuring, entering into any contracts for the sale of coal or into any other contract having a material effect on the Eloff Mines (as defined in the SPA), such as contracts for operations, maintenance, and supply of goods or services; and

(b) GMR shall have the rights to receive information and to participate in meetings as contemplated by Section 1.16.

1.15 Notwithstanding the above, HEC and the Corporation undertake not to take any major business decisions regarding the development of the Eloff Mines (as defined in the SPA) from and including the First Closing Date until the expiry of ten (10) Business Days after the Second Closing Date.

1.16 (a) Within ten (10) Business Days after the Second Closing Date (or later as agreed by the Parties taking into account any operational constraints on the management of the Corporation) HEC shall convene a kick-off meeting related to the development of the Eloff Mines (as defined in the SPA). GMR shall be entitled to participate in such kick-off meeting, as well as in the subsequent meetings mentioned below through one or more representatives (the **"GMR Liaison Person(s)"**).

(b) The agenda for the kick-off meeting will cover, inter alia, a review of the latest GEMECS report and a management/development plan for the next 3 months that sets out specific targets and milestones, including prescheduled future meetings, both internal and with third parties. The list of such prescheduled future meetings together with all details of their time, venue and agenda shall be provided to the GMR Liaison Person(s) before or at the abovementioned kick-off meeting. No separate notices will be required to be given to GMR for future meetings unless (a) the details provided under the foregoing sentence were incomplete when provided or have changed after they were provided to the GMR Liaison Person(s) or (b) a certain meeting was not anticipated in the plan, or (c) there is a new development that necessitates such a meeting.

(c) For the avoidance of doubt, GMR shall be entitled to nominate one or more GMR Liaison Person(s) in addition to those who have taken part in the kick-off meeting under paragraph (a) of this Section 1.16. In case of meetings with third parties, GMR shall also be entitled to participate in pre-meeting discussions with the Corporation and/or HEC. It shall be the responsibility of GMR to inquire in advance whether such pre-meeting discussions will take place, and HEC and/or the Corporation shall respond reasonably promptly to any such inquiry by providing details of the time and venue of such pre-meeting discussions. HEC warrants that HEC and the Corporation will not withhold information or otherwise mislead any GMR Liaison Person(s) about such discussions.

(d) The GMR Liaison Person(s) shall be entitled to provide its/their input before, during and/or after such meetings and HEC agrees to consider, on good faith basis, all such input provided that

HEC and the Corporation are not under any obligation to take into account or make any amendments or alterations to any document or decision as a result of such input and HEC shall be deemed to have fulfilled its obligation to review such input if the minutes of the meeting at which such input is considered reflect correctly the statements made and discussions held in connection with such input.

(e) The GMR Liaison Person(s) shall be entitled to (a) receive all the documents and other information related to the Eloff Mines (as defined in the SPA) available to the representatives of HEC and the Corporation who participate in the relevant meetings or pre-meeting discussions at such time and in such form as such information and documents have been provided to the representatives of HEC and the Corporation, and (b) to make reasonable requests for clarification and additional information, and HEC and the Corporation shall respond to such requests as promptly as reasonably practicable. Such information and documents shall be provided in a form that will enable the GMR Liaison Person(s) to review them at places other than HEC's or the Corporation's premises.

(f) For the avoidance of doubt the GMR Liaison Person(s) shall not be entitled to make direct contact with third parties as defined herein in the absence of a representative of HEC or the Corporation, unless the Managing Director of the Corporation has specifically agreed to such interaction.

1.17 (a) Nothing in this Sections 1.14 through 1.16 is intended to grant to GMR any decision-making authority with respect to the matters set out in such Sections including with respect to decisions of the senior officers of the Corporation and/or board of directors of the Corporation to proceed with any transaction. For the avoidance of doubt, nothing in this Sub-section 1.17(a) shall in any way affect the rights and obligations of the Parties under the SPA.

(b) Any costs incurred by GMR in exercising its rights pursuant to Sections 1.14 through 1.16 shall be borne solely by GMR.

1.18 (a) If there is a dispute concerning an alleged breach of any provision of Sections 1.14 through 1.16 neither Shareholder shall be entitled to exercise its rights under Section 4.3 based on such alleged breach before such Shareholder has obtained a judgment under Section 10.13 confirming that a breach of a provision under Sections 1.14 through 1.16 has occurred.

(b) GMR shall be entitled to acquire shares under Section 4.3 as a result from a breach of any provision of Sections 1.14 through 1.16 only after it has exercised the Second Option and the Third Option in accordance with the SPA, and in such case Section 4.3 will apply only to the Shares held by HEC following the exercise of the Second Option and the Third Option.

(c) For greater certainty, nothing in this Section 1.18 shall in any way extend the expiry dates of the Second Option and the Third Option as defined in the SPA.

## 2. RESTRICTIONS ON CORPORATE ACTIONS

2.1 Matters Requiring Extraordinary Approval of Shareholders.

Except as otherwise expressly authorized by the provisions of this Agreement, at any time after the Third Closing (as defined in the SPA), no decision of the Board, any committee of the Board or the Shareholders, with respect to the following matters, shall have any effect and each of the Parties shall to the extent within its control, procure that neither the Corporation nor any Subsidiary, takes any action with respect to the following matters, without the written consent of (i) the Shareholders holding at least seventy-five percent (75%) of the issued capital of the Corporation, with respect to a decision on the treatment of Shareholder Advances under

paragraph (g) of this Section 2.1 and any other decision listed in paragraph (a) through (i) of this Section 2.1, which requires Shareholders' approval pursuant to the constitutive documents of the Corporation, or applicable law, and (ii) with respect to any other decision listed in paragraph (a) through (i) of this Section 2.1, at least one of the Board members nominated by each Shareholder holding at least 25% of the outstanding capital of the Corporation at the relevant time:

(a) amendments to the Corporation's by-laws or articles of association;

(b) adoption or amendment of any annual operating plan or budget by the Corporation or any Subsidiary, including without limitation a capital expenditures budget, or the undertaking of any transaction, other than in compliance with the annual operating plan and budget of the Corporation or the respective Subsidiary, as applicable;

(c) entry into, by the Corporation or any Subsidiary, any contract which is not at arm's length with any person, firm or other entity;

(d) issuance of any securities of any type whatsoever, including equity and debt securities by the Corporation or any Subsidiary;

(e) transfer or encumbrance of any of the shares of the Corporation in any Subsidiary, except as agreed in section 11.10 of the SPA, which exception shall apply only to the time specified in such section 11.10 of the SPA, and, for the avoidance of doubt, from the Third Closing Date any transfers, encumbrances or other disposals of shares shall be made in compliance with Section 4.12 hereof;

(f) the undertaking of any proceedings with a view to any amalgamation, consolidation or merger by the Corporation or any Subsidiary with any body corporate or any other entity whatsoever, or acquire, directly or indirectly, all or substantially all of the equity, assets or business of any body corporate or any other entity whatsoever;

(g) any decisions for requiring Shareholder Advances and for the treatment of such Shareholder Advances pursuant to the provisions of Section 2.3;

(h) any material change in the undertaking, Business or operations of the Corporation or any Subsidiary; and

(i) sale, lease, license, exchange or any other disposal of all or substantially all of the property, assets or undertakings of or by the Corporation or any Subsidiary.

No Party shall authorize or agree or otherwise become committed to do any of the activities described in this Section 2.1 except in accordance with this Section 2.1, and each Party agrees that any such activities concerning the Corporation and/or a Subsidiary shall be undertaken by it in good faith and strictly upon the merits of the proposed activity, and the making of decisions regarding such activities shall not be unreasonably withheld or unduly delayed. For the purposes of this Section 2.1 the Shares held by a Shareholder shall be deemed to include any Shares held by such Shareholder's Permitted Transferee.

2.2 Change of Control. If there is a change of control in a Shareholder (the "**Affected Shareholder**"), the Affected Shareholder shall immediately give notice to the other Shareholders (the "**Remaining Shareholders**") and the other Shareholders will have the option to purchase all, but not less than all of the Shares of the Affected Shareholder (the "**Change of Control Option**") for a price equal to the fair market value of such Shares to be determined in the same manner as provided for in Subsection 4.3(b) with such Change of Control Option being exercised in the same manner as provided for in Subsections 4.3(c), (d) and (e) where all references to "Defaulting Shareholder" shall be read as "Affected Shareholder", all references to Non-Defaulting Shareholders" shall be read as "Remaining Shareholders" and all references to "Non-Defaulting Share Purchase Option" shall be read as "Change of Control Option" and with all time

running from the date on which the notice of change of control is given. The cost of any valuation obtained pursuant to this Section 2.2 shall be borne by the Corporation. For the purposes of this Section 2.2: (i) each Shareholder together with its Permitted Transferees which have acquired Shares shall be deemed to be one Shareholder, and any reference to a Shareholder and its Shares shall include the Permitted Transferees of such Shareholder and the Shares owned by such Permitted Transferees from time to time, and (ii) if there are two or more Remaining Shareholders who have exercised the Change of Control Option, the entitlement of each such Remaining Shareholder to acquire the Shares of the Affected Shareholder shall be determined pro-rata to the Shares owned by such Remaining Shareholders at the date on which the notice of change of control is delivered to it, and (iii) Change of Control shall be deemed to have occurred when a Shareholder ceases to be controlled by (directly or indirectly) the person by which it is controlled as of the date of this Agreement, provided that "control" shall have the meaning ascribed to it in Section 4.2.

2.3 Funding of Corporation. Prior to the earlier of (i) the Third Closing Date and (ii) January 1, 2009, the funding of the Corporation shall be governed by the terms of the SPA. Thereafter, if the Board determines that additional funds are required to conduct the business of the Corporation and that such funds are to be provided by the Shareholders (a "**Shareholder Advance**"), each Shareholder shall be required to fund its pro rata share of the Shareholder Advance with such Shareholder Advance to be treated by the Corporation in such manner as the Shareholders agree in accordance with Section 2.1 and which is in compliance with all applicable law. A demand for a Shareholder Advance shall be made in writing and each Shareholder shall have sixty (60) days to deliver its pro rata share of such funds to the Corporation. If a Shareholder (a "**Non-Advancing Shareholder**") fails to make a Shareholder Advance, the other Shareholders (the "**Advancing Shareholders**") may elect to make the Shareholder Advance on behalf of such Non-Advancing Shareholder (the "**Additional Amount**") and such Non-Advancing Shareholder shall be indebted to the Advancing Shareholders for the entire amount of such Additional Amount, which if not originally expressed in US dollars shall be converted in US dollars, together with interest accruing on the Additional Amount denominated in US dollars at the rate of 10% per annum calculated on the basis of a 360-day year and accruing from the day following the day the Shareholder Advance was due until the date on which the entire amount of the Additional Amount, including interest, is paid to the Advancing Shareholders, provided that if the Non-Advancing Shareholder is a South African individual or entity, then the interest shall be the prime rate of the Standard Bank of South Africa plus two (2) percentage points. For the purposes of converting the Additional Amount is US dollars under the foregoing sentence the Parties shall apply the spot rate of the currency in which the Additional Amount is originally denominated to the US dollar at the rate quoted by Barclays Bank at 11:00 am in London on the day on which the Advancing Shareholder made the Shareholder Advance on behalf of the Non-Advancing Shareholder or, where no such rate is quoted in respect of that currency for such date, the closing mid-point spot rate of exchange for that currency to the US dollar on such date as published in the London edition of the Financial Times first published thereafter. Each Shareholder Advance shall be repaid by the Corporation to the Shareholder who made such Shareholder Advance within ninety (90) days from the date of disbursement of the funds constituting the Shareholder Advance by such Shareholder to the Corporation, or upon the issuance of the Notice of Final Deadlock, whichever is earlier. If there is any failure or default by the Corporation in making such repayment, then notwithstanding any other clause of this Agreement, the Shareholder shall be entitled to receive Shares in consideration for the aggregate unpaid amount of the Shareholder Advance and the Corporation shall forthwith issue such Shares to such Shareholder. For the avoidance of doubt, the Non-Advancing Shareholder shall not be entitled to be issued any additional or pro rata Shares in relation to or at the time of issuance of Shares to the Advancing

Shareholder in accordance with the foregoing sentence. Section 2.1(d) and Article 3 shall not apply to Shares issued pursuant to this Section 2.3.

3. ISSUANCE OF SECURITIES

3.1 Pre-Emptive Rights. No securities issued by the Corporation (the "Securities") shall be issued, allotted, granted, sold or resold, as the case may be, by the Corporation unless such Securities have been first offered by the Corporation, at a subscription price determined or fixed by the Board, to all Shareholders in proportion to the number of Shares held by them immediately prior to the date of such offer. When the Corporation proposes to issue additional Securities, it shall give written notice to the Shareholders of such intention (the "Notice of Issuance"). The Notice of Issuance shall specify the number and type(s) of Securities proposed to be issued, the subscription price per Security, the terms at which the Securities are being offered, and the time within which the Notice of Issuance, if not accepted, will be deemed to have been declined (which time shall not be less than 30 days and no more than 45 days after the date of delivery of the Notice of Issuance to the respective Shareholder). The Notice of Issuance shall state that any Shareholder who desires to subscribe for a number of offered Securities which is greater than its proportionate share shall state the number of the Securities offered in the Notice of Issuance that it wishes to subscribe in addition to its proportionate share. If any Shareholder does not request to purchase its respective proportionate share of the Securities, the unclaimed Securities so offered shall be used to satisfy the requests of Shareholders for Securities in excess of their respective proportionate share, and if such requests are more than sufficient to exhaust such unclaimed Securities, the unclaimed Securities shall be divided *pro rata* among the Shareholders desiring excess Securities in proportion to the number of Securities that each Shareholder has requested to subscribe in addition to its proportionate share. Notwithstanding the foregoing, no Shareholder shall be bound to take any Securities in excess of the amount which it had indicated a willingness to purchase.

3.2 Non-Acceptance Under the Pre-Emptive Right. If, by the time specified by the Notice of Issuance, all the Securities offered thereunder have not been subscribed and paid for by the Shareholders pursuant to Section 3.1, and following the allocation of Securities in excess of the proportionate shares of the Shareholders in compliance with Section 3.1, there are any Securities which have remained unclaimed, the Board may issue such unclaimed Securities to any person or persons at a price not less than the said subscription price and on terms not more favorable to such person or persons than the terms offered to the Shareholders pursuant to the Notice of Issuance:

(a) at any time during the 90 days commencing on the date of the Notice of Issuance; and

(b) after the expiration of the said 90 days, but only if the holders of more than 75% of the Shares consent thereto in writing.

It shall be a condition precedent to the issuance of any Securities pursuant to this Section 3.2 that any person to whom such issuance is proposed shall, prior to such issuance, execute and deliver an agreement in form and on terms satisfactory to the Parties, whereby such person agrees to be bound by this Agreement as if such person was an original Party hereto and such person shall thereupon have the same rights, and shall be subject to the same obligations and restrictions, as a Shareholder hereunder.

3.3 Issuance of Additional Shares. The pre-emptive right provided in Section 3.1 shall not apply to the following:

(a) the issuance of Shares upon the conversion of warrants, debentures or other instruments convertible into Shares, provided that such warrants, debentures or other instruments have been issued (i) after the Third Closing Date, or (ii) if GMR has not elected to exercise the Third Option (as defined in the SPA) on or before December 31, 2008, after January 1, 2009; or

(b) the issuance of Shares pursuant to or as a result of a consolidation, subdivision, amalgamation, merger, reorganization or arrangement with respect to the Corporation or a dividend payable in securities of the Corporation duly approved by the Shareholders pursuant to Section 2.1, provided that such consolidation, subdivision, amalgamation, merger, reorganization or arrangement, or declaration of dividend occurs (i) after the Third Closing Date, or (ii) if GMR has not elected to exercise the Third Option (as defined in the SPA) on or before December 31, 2008, after January 1, 2009.

4. **TRANSFER AND DISPOSITION OF SHARES**

4.1 Ownership of the Shares. Each Shareholder hereby warrants to all other Parties that it is the registered and beneficial owner of the number of Shares specified in Recital C as owned by such Shareholder as at the date of this Agreement and, except where any of its Shares are transferred in accordance with the terms of this Agreement, each Shareholder shall be deemed to continue to warrant to all other Parties throughout the effectiveness of this Agreement that it is the registered and beneficial owner of all of such Shares and any other equity securities of the Corporation acquired by such Shareholder after the date of this Agreement.

4.2 Restrictions on Transfer of Shares. Each Shareholder hereby warrants to the other Parties that neither the Shares owned by it nor any interest therein have been and shall not be sold, exchanged, transferred, assigned, disposed of, redeemed, encumbered, liened, pledged, mortgaged, charged, secured, hypothecated, gifted, devised, bequeathed, or otherwise encumbered or disposed of in any manner whatsoever, directly or indirectly, and no agreement or commitment has been made or shall be made to do any of the same except in accordance with the provisions of the SPA and the terms contained in this Agreement, and any attempt to do so not in accordance with such terms shall be void and of no effect. Neither the Corporation, nor any Shareholder, as the case may be, shall register any transfer or conveyance of Shares made in breach of the foregoing restriction, and because the Parties acknowledge the inadequacy of money damages in such circumstances, any Shareholder (on its own behalf and/or on behalf of the Corporation) shall be entitled to apply for and receive from any court of competent jurisdiction an injunction to restrain such violation of this Section 4.2 and for such further and other relief as the court may deem just and proper. From and after the date of any attempted transfer or conveyance that is not in accordance with the terms of this Agreement, all rights of the Shareholder purporting to make such transfer or conveyance shall be suspended and inoperative and no person shall be entitled to vote such Shares or receive dividends or any other distributions until such purported transfer or conveyance is rescinded by both the transferor and transferee in a written notice addressed to both the Corporation and the other Shareholders. During the time the rights of such Shareholder are suspended pursuant to the foregoing sentence, such rights and the Shares held by such Shareholders shall be disregarded for the purposes of determining compliance with any quorum and majority requirements hereunder or under the Corporation's constitutive documents. Notwithstanding the foregoing, a Shareholder shall at any time have the right, without approval of the other Shareholders, to transfer or convey all or any Shares held by such Shareholder to a person which is controlled by, controls, or is under common control with such Shareholder (each a "**Permitted Transferee**") provided that such Permitted Transferee



agrees to assume and be bound by all of the terms and obligations of a Shareholder contained in this Agreement as if such Permitted Transferee had entered into this Agreement in the place and stead of the Shareholder from whom such Shares are acquired. Any such Shareholder transferring or conveying its Shares to a Permitted Transferee shall also continue to be bound by all of the terms, conditions and obligations contained in this Agreement, unless the other Parties specifically agree otherwise. For the purposes of this Agreement "**control**" shall be interpreted as including the direct or indirect ownership of a majority of shares, ownership interest or voting rights, the ability to appoint the majority of the management, or the ability to exercise decisive influence over the respective person. For the avoidance of doubt, starting from the date hereof and until the earlier of (i) the Third Closing Date, and (ii) the date on which HEC is the only shareholder of the Corporation, the Shareholders shall be entitled to transfer Shares only to a Permitted Transferee, or in compliance with Section 4.3, or by exercising any option under the SPA.

4.3 Default by a Shareholder.

(a) While this Agreement is in effect, if a Shareholder (i) breaches any term of this Agreement or causes the Corporation to breach any term of this Agreement, which breach, if capable of being remedied, is not remedied within twenty (20) days of such defaulting Shareholder being notified of such breach ("**Notice of Breach**"), or (ii) is declared insolvent or bankrupt, makes an assignment of most of its property for the benefit of its creditors generally, or has a receiver appointed to take control of its property, under any applicable legislation (in each case being an "**Event of Default**"), then the other Shareholders (the "**Non-Defaulting Shareholders**") shall have the option to purchase (the "**Non-Defaulting Shareholder Purchase Option**"), all but not less than all of the Shares of the defaulting Shareholder (with such Shareholder referred to as the "**Defaulting Shareholder**") for a price equal to the fair market value of such Shares to be determined by an independent valuation (the "**Valuation**") of the Shares obtained for such purpose as at the time of the Event of Default. For the purposes of this Section 4.3: (i) each Shareholder together with its Permitted Transferees which have acquired Shares shall be deemed to be one Shareholder, and any reference to a Shareholder and its Shares shall include the Permitted Transferees of such Shareholder and the Shares owned by such Permitted Transferees from time to time, and (ii) if there are two or more Non-Defaulting Shareholders who have exercised the Non-Defaulting Shareholder Purchase Option, the entitlement of each such Non-Defaulting Shareholder to acquire the Shares of the Defaulting Shareholder shall be determined pro-rata to the Shares owned by such Non-Defaulting Shareholders at the date on which the first Exercise Notice (as defined in Subsection 4.3(c)) with respect to a particular Event of Default is delivered to the Defaulting Shareholder.

(b) The fair market value referred to in Subsection 4.3(a) shall be determined by an independent business valuator (the "**Valuator**") with experience in valuation of companies whose business is similar to the Business, and appointed jointly by the Shareholders. If the Shareholders fail to agree on such joint appointment within twenty (20) days of the day on which any Non-Defaulting Shareholder has delivered to the other Shareholders a written request for such appointment, the fair market value referred to in Subsection 4.3(a) shall be determined by an investment banking firm with experience in the valuation of companies whose business is similar to the Business or an auditor appointed for this purpose by the President for the time being of the South African Institute of Chartered Accountants (or its successor body) at the request of any Shareholder. Such Valuator shall (i) act as an expert and not as an arbitrator, (ii) shall determine such fair market value in his sole and absolute discretion and his decision shall



in the absence of manifest error in calculation, be final and binding on the Parties, (iii) shall be either an investment banking firm with experience in the valuation of companies whose business is similar to the Business or selected from among the Big Four Accounting Firms unless otherwise agreed by the Shareholders, and (iv) shall not have provided services to a Shareholder within the two years immediately preceding the date of the relevant Notice of Breach. For the purposes of this Subsection 4.3(b) the "**Big Four Accounting Firms**" shall mean Deloitte, Ernst & Young, KPMG and PricewaterhouseCoopers or their respective representative organizations in South Africa or their respective legal successors.

(c) If a Non-Defaulting Shareholder wishes to exercise the Non-Defaulting Shareholder Purchase Option, the Valuator must be appointed within sixty (60) days after the later to occur of (i) delivery of written Notice of Breach, or (ii) where a cure period applies with respect to such Event of Default, the expiry of any cure period under Subsection 4.3(a) without the Event of Default having been fully remedied. The Notice of Breach shall be sent with a copy to all Non-Defaulting Shareholders (apart from its sender), and the valuation of the Shares of the Defaulting Shareholder shall be provided to all the Shareholders. Upon receipt of the Valuation, each Non-Defaulting Shareholder shall have sixty (60) days to exercise the Non-Defaulting Shareholder Purchase Option. Each Non-Defaulting Shareholder may exercise the Non-Defaulting Shareholder Purchase Option by delivering a notice (the "**Exercise Notice**") in writing jointly addressed to the Defaulting Shareholder and the Corporation, with a copy to all other Non-Defaulting Shareholders. The Non-Defaulting Shareholder Purchase Option shall terminate upon the earlier to occur: (i) the failure to appoint a Valuator within the sixty (60) day notice period, specified for such appointment in this Subsection 4.3(c), and (ii) the expiry of the sixty (60) day exercise period for delivery of the Exercise Notice without such delivery having been made in compliance with the requirements of this Subsection 4.3(c). The costs of obtaining the Valuation shall be borne by the Defaulting Shareholder and shall be deducted from the price due for the Shares to be acquired by exercising the Defaulting Shareholder Purchase Option.

(d) Where the Non-Defaulting Shareholder Purchase Option is exercised in accordance with this Section 4.3, the Non-Defaulting Shareholders shall purchase, and the Defaulting Shareholder shall sell all of its Shares at a price calculated in accordance with this Section 4.3, and the closing of the transaction of purchase and sale contemplated by this Section 4.3 shall take place at the registered office of the Corporation, or such other location as the Parties may agree, at 2:00 p.m. on the tenth (10th) day following the day of the delivery of the last Exercise Notice delivered in accordance with this Section 4.3, or if any regulatory approvals are required to be obtained for such transaction, on the tenth (10th) day following the day on which all such approvals have taken effect. Nothing contained in this Section 4.3 or done pursuant to this Section 4.3 shall oblige the Non-Defaulting Shareholders to purchase or pay for the Shares of the Defaulting Shareholder except where a Non-Defaulting Shareholder exercises the Non-Defaulting Shareholder Purchase Option.

(e) The purchaser(s) under this Section 4.3 shall pay (i) one-half (1/2) of the purchase price for the Shares of the Defaulting Shareholder on closing of the transaction of purchase and sale contemplated by this Section 4.3 by wire transfer to a bank account designated by the Defaulting Shareholder, and (ii) the balance of the purchase price for the Shares of the Defaulting Shareholder in twenty-four (24) equal monthly installments due on the last day of each month starting with the first whole calendar month following the date of closing and continuing until the purchase price is paid in full. All such payments shall be



made without interest to the extent that they have been paid on or before their respective due date.

4.4 Right of First Refusal. After the earlier of (i) the Third Closing Date (as defined in the SPA) or (ii) if GMR does not elect to exercise the Second Option (as defined in the SPA) or the Third Option (as defined in the SPA) as applicable, the date upon which the right to exercise the Second Repurchase Call Option (as defined in the SPA) or the Third Repurchase Call Option (as defined in the SPA), as applicable, expires, if a Shareholder (the "**Offeror**") desires to transfer any Shares (the "**Offered Shares**") owned by the Offeror, the Offeror shall:

(a) submit a written offer (the "**Offer Notice**") to the other Shareholders (the "**Other Shareholders**") to sell the Offered Shares. The Offer Notice shall be delivered concurrently to the Corporation and the Other Shareholders, and shall set out:

(i) the number of Offered Shares; and

(ii) the price at which the Offeror is prepared to sell the Offered Share and any other material terms and conditions of the proposed transfer.

For the purposes of this Section 4.4: (i) each Shareholder together with its Permitted Transferees which have acquired Shares shall be deemed to be one Shareholder, and any reference to a Shareholder and its Shares shall include the Permitted Transferees of such Shareholder and the Shares owned by such Permitted Transferees from time to time, and (ii) if there are two or more Other Shareholders who have delivered an Acceptance Notice, the entitlement of each such Other Shareholder to acquire the Shares of the Offeror shall be determined pro-rata to the Shares owned by such Other Shareholders at the date on which the first Acceptance Notice (as defined in Subsection 4.4(b)) with respect to a particular Offer Notice is delivered to the Offeror.

(b) The Other Shareholders shall have 15 days from the date on which the Offer Notice is given (the "**Offer Period**") to submit an acceptance notice (an "**Acceptance Notice**") to the Offeror to the effect that the Other Shareholders agree to purchase all and not less than all of the Offered Shares from the Offeror.

(c) If the Other Shareholders are willing to purchase all and not less than all of the Offered Shares, the purchase and sale transaction shall be completed (i) within thirty (30) days of the delivery of the Acceptance Notice.

(d) If none of the Other Shareholders gives notice in accordance with the provisions of Subsection 4.4(b) that it is willing to purchase all and not less than all of the Offered Shares, the rights of the Other Shareholders to purchase the Offered Shares shall lapse and the Offeror shall have three months (the "**Third Party Period**") from the end of the Offer Period to solicit and accept an offer from a third party; provided that the Offeror shall only be permitted to accept an offer from a third party (a "**Third Party Offer**") that is made at a price equal to or greater than the price, and on terms not more favorable to the third party than, the price and terms of the Offer Notice (provided that the Offeror may provide additional representations, warranties and indemnities to a third party). If a Third Party Offer has not been solicited from a third party and accepted by the Offeror in accordance with the terms of this Subsection 4.4(d) during the Third Party Period, the Offeror may not thereafter sell the Offered Shares without again complying with the provisions of this Section 4.4.

(e) If the Offeror accepts a Third Party Offer in accordance with this Section 4.4, it shall immediately notify the Other Shareholders of such agreement, including the name of such third party, the expected closing date (which shall be no later than thirty (30) days

after the expiry of the Third Party Period) and the material terms of the agreement of purchase and sale of the Offered Shares.

(f) By accepting a Third Party Offer in accordance with this Section 4.4, the Offeror represents and warrants to the Other Shareholders that there is no direct or indirect supplementary consideration (whether or not in the nature of any tangible or intangible assets, money, property, securities or other benefits) to be received by the third party offering to purchase the Offered Shares and that such third party's offer is not made as part of or in connection with any other transaction.

provided that if (i) GMR does not elect to the exercise the Third Option (as defined in the SPA) on or before December 31, 2008, or (ii) the Third Closing has not occurred on or before the Third Closing Date (as defined in the SPA), HEC or its Permitted Transferees shall not be required to comply with the provisions of this Section 4.4 unless and until such time as HEC and its Permitted Transferees hold less than 75% of the outstanding capital of the Corporation.

4.5 Repayment of Debt. If any Shares of the Corporation are sold pursuant to this Article 4, unless the terms of the sale specify otherwise, any debt which is owing to the vending Shareholder by the Corporation, or owing by the vending Shareholder to the Corporation, shall be repaid in full on or before the closing of such sale.

4.6 Title to Shares. Each Shareholder who hereafter sells, transfers, assigns or has redeemed any Shares pursuant to the terms of this Agreement shall be deemed to warrant to the purchaser of such Shares that (a) on closing the vending Shareholder shall have good and marketable title to such Shares, and (b) the purchaser shall acquire such Shares free of any encumbrance of any kind.

4.7 Provisions Applicable to all Sales of Shares. Except where otherwise specified, permitted or required by any other Section of this Article 4, or where the Parties otherwise in writing agree, the following provisions shall apply to each purchase and sale of any or all of the Shares pursuant to the provisions of this Agreement:

(a) Such purchase or sale of Shares shall be subject to all necessary regulatory approvals, where such approval is required to be sought pursuant to the terms of any prospecting or mining permit held by the Corporation or any of the Subsidiaries

(b) Subject to any further written agreement between the purchaser and the vending Shareholder, the closing of any transaction of purchase and sale shall take place at the registered office of the Corporation, or such other location as the Parties may agree, at 2:00 p.m. on the closing date, which shall be the tenth (10th) day after the day on which all necessary values of the Shares have been determined or calculated, if and as required.

(c) The purchase price payable on the closing of any transaction of purchase and sale of the Shares shall be paid by wire transfer on the date and at the time set for closing.

(d) On the closing of any transaction of purchase and sale of the Shares, the vending Shareholder shall:

(i) deliver to the Corporation written resignations from any offices held by nominees of such Shareholder, if any, and directors nominated by such Shareholder, if applicable, in a form satisfactory to the Corporation, where all of the vending Shareholder's Shares are being sold;

(ii) deliver to the Corporation releases executed by the vending Shareholder and its nominees, if any, as directors and/or officers of the Corporation, in respect of claims against the Corporation and/or the purchaser for any matter or thing up to



and including the completion of the transaction of purchase and sale, including compensation and indemnification, and arising from its nominees having been directors and/or officers of the Corporation (except for indemnification related to lawful and proper actions of the vending Shareholder or its nominees as director and/or officers of the Corporation prior to the closing of the transaction of purchase or sale), where all of the Shareholder's Shares are being sold; and

(iii) transfer and assign to the purchaser the Shares being sold, and deliver to the purchaser the share certificate(s) evidencing the Shares being sold, endorsed in blank for transfer with signature properly witnessed.

(e) On the closing, all Parties shall do all acts or things and execute all conveyances, instruments and other writings as may be necessary or advisable to complete and give effect to the transaction of purchase and sale.

(f) Where all or any part of the purchase price is being paid in installments, the Shares so purchased shall be held in escrow as security for payment of the deferred portion of the purchase price from the date of closing of the transaction until the day on which the Shares held in escrow are due to be released pursuant to this Subsection 4.7(f) (the "Escrow Period"). The Shares so purchased shall be held during the Escrow Period by the lawyers or the accountants of the Corporation acting as escrow agent. In order to give effect to such escrow, such Shares shall be duly endorsed in blank for transfer in compliance with all applicable execution requirements and held by the escrow agent. The vending Shareholder, the purchaser and the escrow agent shall enter into escrow agreement, the terms of which shall be in accordance with the terms of this Agreement and otherwise in a form satisfactory to the parties to such escrow agreement, acting reasonably. Provided that such purchaser is not in default in payment of any installment of the purchase price, the purchaser shall have all rights in respect of the Shares so purchased including, without limitation, the right to vote the Shares so purchased and to receive all dividends and other distributions on such Snares. The vending Shareholder shall execute such proxies, dividend directions and other instruments as instructed by the purchaser; however, during the Escrow Period, the vending Shareholder shall not be required to consent or execute any proxies to any action which is not in the ordinary course of business and that could have the effect of decreasing the value of the Corporation. The purchaser agrees that for as long as any unpaid balance of the purchase price remains outstanding, the purchaser shall not sell, pledge, hypothecate, assign or otherwise transfer or convey in any manner whatsoever any right, title or interest in or to the Shares acquired from the vending Shareholder. The purchaser shall have the right to pay at any time or times all or any part of the unpaid balance of the purchase price prior to its due date without notice, bonus or penalty. If the purchaser defaults in any payment of the unpaid balance of the purchase price, and continues in such default for a period of ten (10) days after notice in writing of such default has been given to the purchaser, then, without prejudice to any other rights which the vending Shareholder may have, the whole unpaid balance of the purchase price shall, at the option of the vending Shareholder upon the issuance of a second notice in writing (the "Acceleration Notice"), immediately accelerate and become due and payable in full. Any unpaid balance of the purchase price shall also accelerate and become due and payable in full immediately upon the closing of any sale of all of the Shares or all or substantially all of the assets of the Corporation. The Shares held in escrow shall be released from escrow as follows:

(i) where the purchase price has been paid in full, then the escrow agreement shall automatically terminate, such Shares shall be automatically released from escrow and registered in the name of the purchaser, and the share certificates for such

Shares together with all other share transfer documentation held by the escrow agent shall be delivered to the purchaser by the escrow agent; or

(ii) where the purchaser is in breach of the purchaser's payment obligations and the purchase price has accelerated in accordance with this Subsection 4.7(f), and has not been paid within twenty (20) days after the Acceleration Notice has been given to the purchaser, then the escrow agreement shall automatically terminate, such Shares shall be automatically released from escrow and registered in the name of the vending Shareholder, the purchase price paid to date by the purchaser shall be repaid to the purchaser, and the share certificates for such Shares together with all other share transfer documentation held by the escrow agent shall be delivered to the vending Shareholder without prejudice to any other remedies available to the vending Shareholder in the event of such breach.

(g) If, upon the date of closing, the vending Shareholder fails to complete the transaction of purchase and sale for the Shares, then the vending Shareholder hereby irrevocably appoints the purchaser as its lawful attorney and agent with full power of substitution in the premises to complete the transaction without notice to the vending Shareholder by delivering to a banker, lawyer or accountant of the Corporation an irrevocable payment order for payment to the vending Shareholder of the portion of the purchase price due on closing for the Shares being purchased, and the vending Shareholder declares that this power of attorney shall be deemed to be given for consideration and to be irrevocable. Such power of attorney shall not revoke any other powers of attorney granted by the vending Shareholder, and the vending Shareholder declares that the vending Shareholder has given or intends to give multiple continuing powers of attorney.

(h) On the closing, the vending Shareholder shall receive from the purchaser, and from the Corporation on a joint and several basis with the purchaser, a written indemnity indemnifying the vending Shareholder with respect to all personal or other covenants, guarantees, indemnities or collateral security agreements given by the vending Shareholder in support or for the benefit of the Corporation, including, without in any way limiting the generality of the foregoing, such covenants, guarantees, indemnities or collateral security agreements given with respect to bank or other loans, mortgages, leases, options and trade obligations. The Corporation, together with the purchaser shall attempt to cause the vending Shareholder to be fully released from any and all covenants, guarantees, indemnities or collateral security agreements thereto granted in support or for the benefit of the Corporation by such vending Shareholder.

(i) Where any Valuation of the Corporation or the Shares is required by this Agreement, all Parties shall fully cooperate with the entity preparing such valuation by immediately providing any and all information and copies of documentation in their possession or under their control upon any request for such information or documentation by the entity conducting such valuation, provided that the entity conducting such valuation has given confidentiality undertakings to each Party delivering such information or documentation, and such confidentiality undertakings are reasonably satisfactory to such Party. Any fair market value determination made by the Valuator shall be final and binding upon the Parties. For the purposes of determining the fair market value of Shares, fair market value means the highest price available in an open and unrestricted market between informed and prudent parties acting at arm's length and under no compulsion to act, without a premium for a controlling interest or a discount for a minority interest and expressed in terms of cash. Any such valuation shall be prepared and delivered by the applicable Valuator within thirty (30) days of the date of acceptance by such Valuator of the retainer

to prepare such Valuation and shall be paid for by the Corporation, unless specifically provided otherwise in this Agreement.

4.8 Agreement to Bind Third Parties. No permitted or required transfer or assignment of Shares by a Shareholder to a person who is not a party to this Agreement and made in accordance with this Article 4 shall be or become effective, and the Corporation shall not register any such transfer or assignment, until the transferee executes and delivers to the Corporation a counterpart copy of this Agreement or a deed of adherence to this Agreement in form and substance satisfactory to all of the other Parties to this Agreement agreeing to be bound by the terms and conditions of this Agreement.

4.9 Consent to Certain Transfers. The Shareholders shall and do hereby irrevocably consent to all sales, transfers, assignments or redemptions of any Shares that are made in accordance with the terms of this Agreement.

4.10 Subdivision, Consolidation, etc. of the Shares. The provisions of this Agreement relating to the Shares shall apply *mutatis mutandis* to any shares or securities into which the Shares or any of them may be subdivided, re-divided, converted, consolidated, redesignated or otherwise changed including, without limitation, to (i) any shares resulting from a reclassification of the Shares into a greater or lesser number of shares or a different class or classes of shares, (ii) any shares or securities in the capital of the Corporation which are issued as a share dividend or distribution to a Shareholder, and (iii) any shares or securities in the share capital of the Corporation which are issued to a Shareholder by the Corporation or any successor or continuing body corporate as a result of a reorganization, amalgamation, consolidation or merger, whether statutory or otherwise, involving the Corporation.

4.11 After-acquired Shares. Any and all shares in the share capital of the Corporation, including without limitation shares acquired by any Shareholder after the effective date of this Agreement shall be dealt with in accordance with the terms and subject to the conditions set out in this Agreement, and the term **"Shares"** shall be expanded to include all such shares.

4.12 Subsidiary Shares. After the Third Closing, if the Corporation wishes to dispose of the shares of any of its Subsidiaries, it shall grant a right of first refusal to each of the Shareholders pro rata to their shareholding in the Corporation to acquire such shares on the same terms as set out in Section 4.4 hereof, provided that if a Shareholder does not exercise such right of first refusal with respect to shares in a Subsidiary, the other Shareholders shall be entitled to acquire such shares pro rata to their shareholding in the Corporation. The provisions of any shareholders agreements regarding a Subsidiary to which the Corporation is a party shall take precedence over the Corporation's obligation under the foregoing sentence with respect to the shares in such Subsidiary. In addition, this Section 4.12 shall not apply to any disposition of shares in a Subsidiary necessary to comply with applicable laws with respect to local ownership or otherwise.

## 5. FINANCIAL

5.1 Financial Statements. The Corporation shall make available to all of the Shareholders, within ninety (90) days of the end of each financial year of the Corporation, audited financial statements in respect of such financial year of the Corporation and each Subsidiary, as well as consolidated unaudited financial statements for the group formed by the Corporation and all of the Subsidiaries. In addition to, the foregoing, the Corporation shall make available to the Shareholders within sixty (60) days of the end of each financial quarter internally-produced

financial statements of the Corporation and each Subsidiary in respect of each such financial quarter.

5.2 Full Access. The Corporation shall, and shall procure that each Subsidiary shall, maintain books of account at its registered office that shall contain accurate and complete records of all transactions, receipts, expenses, assets and liabilities of the Corporation or the respective Subsidiary. The Corporation shall, and shall procure that each Subsidiary shall, at all times provide the Shareholders and their professionally accredited advisors in the fields of accounting, financial planning and law with reasonable access to such books and records. Proper books of account and entries shall be made therein of all matters, transactions and things as are usually written and entered in books of account kept by corporations engaged in concerns of a similar nature to the Business, together with all books, securities, letters and other things belonging to or concerning how the Business is being carried on, and each of the Shareholders and their professionally accredited advisors in the fields of accounting, financial planning and law shall have free access at all times to examine and copy them. Each Shareholder shall also be entitled from time to time, during usual business hours on reasonable notice to the Corporation, to examine (or cause such professionally accredited advisors in the fields of accounting, financial planning and law to examine) the articles of association, by-laws, minute books and any other corporate or procedural documents of the Corporation. No Party shall withhold from any other Party any information of or related to the Business and affairs of the Corporation or any Subsidiary.

5.3 Guarantee. If at any time after the Third Closing the board of directors of the Corporation elects to borrow money to fund the operations of the Corporation and if guarantees from each of the Shareholders are required for any borrowings of the Corporation, then the Shareholders agree that they shall attempt to obtain such funds upon their several guarantees only, with each Shareholder guaranteeing a percentage of the Corporation's obligation to repay such borrowings in an amount which is proportional to its shareholdings in the then issued share capital of the Corporation; provided that if such borrowings can only be obtained upon the joint and several guarantees of the Shareholders, then the Shareholders shall execute and deliver such joint and several guarantees or other reasonable further assurances as may be required in that regard, and shall simultaneously enter into an agreement among the Shareholders to the effect that any liability incurred by a Shareholder under such joint and several guarantee shall be borne by all the Shareholders pro rata to their shareholding in the Corporation at the time such liability has been incurred. Each of the Shareholders further agrees that if any of them has executed and delivered any guarantee in accordance with the foregoing, then none of them shall limit their liability under such guarantee or terminate or withdraw it without the authorization by an instrument in writing duly executed by all of the Shareholders. No Shareholder shall be required to grant a security interest in, or to mortgage, charge, pledge or assign any of its assets to secure any obligations of the Corporation or any guarantee delivered in support thereof.

5.4 Subordination of Indebtedness. If required by any arm's length lender to the Corporation, the Shareholders shall subordinate any indebtedness of the Corporation or any Subsidiary to the Shareholders, provided that the consent of each Shareholder is subject to the other Shareholders consenting to such subordination with respect to their accounts receivable against the Corporation or the respective Subsidiary. Subject to the foregoing sentence, the Shareholders undertake to execute all subordination agreements, postponements and any other writings required by the arm's length lender, except as otherwise provided in this Agreement.

6. **SPECIFIC UNDERTAKINGS**

6.1 Reasonable Commercial Efforts Undertakings. HEC and the Corporation undertake to use their reasonable commercial efforts to do each of the following as soon as possible following the execution of this Agreement:

(a)

(b)

(c)



6.2 Other Undertakings of HEC and the Corporation. HEC and the Corporation hereby undertake to GMR:

(a) to optimize the price for which the Corporation acquires shares from other shareholders in the Subsidiaries;

(b)

(c)



(d) to procure as soon as reasonably possible, and no later than September 1, 2008, the consent of the minority shareholders in Ferret Coal (Kendal) (Pty) Ltd. for the change of control over the Corporation which will occur upon the acquisition by GMR of 50% of the shares in the Corporation (as required by the shareholders agreement executed with respect to Ferret Coal (Kendal) (Pty) Ltd.).

6.3 Other Undertakings of HEC. HEC hereby undertakes that:

(a) to the extent HEC is authorized to negotiate and accept any modifications of contracts affecting rights and obligations of the Corporation and or any Subsidiary, HEC shall (i) keep the Corporation informed of and involved in any discussions of such modifications, and (ii) not accept any such modifications without having obtained the Corporation's prior written consent;

(b) to the extent HEC is authorized to accept notice on behalf of the Corporation and or any Subsidiary, HEC shall forward each such notice to the Corporation or the relevant Subsidiary upon receipt of the respective notice; and

(c) HEC shall procure that any authorizations of HEC of the types specified in Subsections 6.3(a) and 6.3(b) shall terminate not later than the Third Closing Date (as

defined in the SPA), and the relevant rights will vest in the Corporation and/or the relevant Subsidiary.

6.4 Limitation on Undertakings. The Parties agree that the failure of HEC or the Corporation to fulfill any of the undertakings given in this Article 6 shall not give rise to any right to acquire the Shares held by HEC or a Permitted Transferee under Section 4.3 of this Agreement.

## 7. DEADLOCK

7.1 Matters which Constitute a Deadlock. A deadlock ("**Deadlock**") will be deemed to have occurred in the following circumstances:

(a) if a proposal on any of the matters referred to in Section 2.1 is not approved by the Shareholders or the Board, as required by Section 2.1, and

(b) within fifteen (15) days following an event under paragraph (a) above, either Shareholder serves a notice on the other Shareholder (a "**Deadlock Notice**"), in which the former Shareholder (i) identifies the matter(s) with respect to which an event under paragraph (a) above has occurred, and (ii) states that it believes that such event gives rise to a dispute of fundamental importance to the future of the Corporation which cannot be resolved by further negotiation between the Shareholders.

7.2 Escalation.

The Shareholders undertake that following the service of a Deadlock Notice they shall forthwith refer the matter which has given rise to the Deadlock to the chief executive officer of the parent company of each of their groups and shall use all reasonable endeavors in good faith to resolve the dispute. Following the service of a Deadlock Notice the Shareholders and the Corporation shall use their best efforts to continue to operate the Corporation and the Subsidiaries in the ordinary course of their business.

7.3 Mediation.

If the executive officers referred to in Section 7.2 are unable to resolve the Deadlock within 20 (20) Business Days from the date of the service of a Deadlock Notice, then, at the end of such period either Shareholder may, in good faith, declare by written notice to the other Shareholder, that a final Deadlock exists and that it is unlikely that the Shareholders will be able to resolve the issue causing the Deadlock without assistance ("**Notice of Final Deadlock**"). In the event that a Shareholder delivers a Notice of Final Deadlock, the Shareholders shall be considered to be in a dispute (the "**Deadlock Dispute**") and shall seek settlement of the Deadlock Dispute by mediation in accordance with the LCIA Mediation Procedure, which Procedure is deemed incorporated by reference herein. The Shareholders shall use their reasonable efforts to agree on the person to be appointed as mediator, but if no such agreement is reached within ten (10) Business Days of the Notice of Final Deadlock, the mediator shall be determined and appointed by the LCIA Court.

7.4 Arbitration on a Deadlock.

If the Deadlock Dispute is not settled by mediation under Section 7.3 within twenty (20) Business Days of the appointment of the mediator, or such further period as the parties shall agree in writing, either Shareholder shall be entitled to refer the Deadlock Dispute to arbitration in accordance with Section 10.13, provided that at least one of the arbitrators appointed to resolve the Deadlock Dispute shall be required to have experience in the coal industry. The arbitrators shall be asked to resolve the Deadlock Dispute by determining the appropriate course of action for the Corporation, provided that the arbitrators shall not have the power to impose a buy-out of Shares by a Shareholder or a third party. The Corporation shall immediately proceed in the

manner resolved by the arbitrators without any further obligation to comply with Section 2.1 hereof.

8. **CONFIDENTIALITY, PRIVACY, NON-COMPETITION, NON-SOLICITATION AND RETURN OF PROPERTY**

8.1 Confidentiality. Each Party acknowledges that it has been and may be granted access to information concerning the Corporation, the Subsidiaries and the other Shareholders (each of them a "**Relevant Party**") that is non-public, confidential and proprietary in nature. This information may include, without limitation, information concerning the officers, directors, shareholders, customers and customer lists and accounts, selling prices and related pricing information, financial information and strategies, internal memoranda, methods, techniques, processes and trade secrets, marketing and selling strategies, all other material or records of a proprietary nature concerning a Relevant Party which are not generally known to the public. All of the abovementioned information and records, as well as the existence and the contents of this Agreement, in any medium whatsoever shall be collectively referred to as "**Confidential Information**". The Confidential Information is of substantial commercial importance to the Relevant Parties, and each Shareholder hereby acknowledges that any disclosure of Confidential Information could be highly detrimental to the interests of the Relevant Parties and would cause grave and irreparable injury to the Business and/or a Relevant Party. Accordingly, each Party agrees that it shall not use or disclose to any other entity or person whatsoever any Confidential Information pertaining to any Relevant Person without such Relevant Person's explicit consent. Each Party expressly acknowledges that these obligations shall survive the termination of this Agreement without any limit in time. These obligations of confidentiality, however, shall not apply to Confidential Information that:

(a) was lawfully in the public domain prior to its disclosure by a Party, or becomes publicly available other than through a breach of this Agreement;

(b) is disclosed when such disclosure is compelled pursuant to a legal, judicial, or administrative proceeding, or otherwise required by law, including as required to comply with all applicable securities laws to which a Party or its affiliate is subject, subject to the Party delivering such Confidential Information giving all reasonable prior notice to the other Parties to allow them to seek protective or other court orders; or

(c) is disclosed only to a Party's professionally accredited advisors in the fields of accounting, financial planning, and law only, provided that such person or persons agrees to protect the Confidential Information in accordance with this Section 8.1.

The provisions of Subsection 8.1(c) shall not apply to any Confidential Information the disclosure of which would involve disclosure of intellectual property (including patents, patent applications, copyrights, inventions, concepts, methods, processes, designs, technical data, drawings, specifications, research and development information and other similar intellectual property) which can be disclosed to a Party's advisors only with the prior written consent of the Relevant Party to which such information pertains or belongs, and only on the terms on which such consent has been granted. Each Party shall be liable for any damage caused by a person to whom such Party has disclosed Confidential Information, in the same way as if such damage was caused by the disclosing Party itself.

8.2 Non-solicitation. During the period commencing on the date of this Agreement and terminating on the last day of the thirty-sixth ($36^{th}$) full calendar month after the date on which a Shareholder has ceased to hold any Shares, such Shareholder shall not, directly or indirectly, in any manner whatsoever, either alone or in concert with others, for itself or for any other person or entity,

whether as an owner, principal, agent, financier, shareholder, director, officer, employee, creditor, consultant or in any other capacity whatsoever solicit, induce or endeavor to induce any employee or contractor of the Corporation or a Subsidiary to leave his or her employment or other arrangement, or employ, hire or offer any other arrangement, or attempt to, or assist any person or other entity whatsoever to, do any of the above. For the avoidance of doubt the restrictions under the foregoing sentence shall apply without any geographic limitations whatsoever.

8.3 Return of Property. Each Shareholder shall (i) upon termination of this Agreement, or (ii) on the day on which such Shareholder ceases to hold any Shares, whichever is earlier, return to the Corporation or the relevant Subsidiary any and all equipment and other property belonging to the Corporation or any Subsidiary including, without limitation, all computer hardware and software, credit cards, identification cards, keys, cellular phones, pagers, PDAs or other devices, or any other electronic instruments belonging to the Corporation or any Subsidiary, and shall return all memoranda, notes, records, charts, computer disks, formulae, product and product samples, supplier and client lists, price lists, marketing plans, financial information and other documents made, reproduced or copied with proper consent, received, held or used by any such Shareholder in any medium whatsoever during the term of this Agreement, if they belong to the Corporation or any Subsidiary. Each Shareholder expressly acknowledges that these obligations shall survive the termination of this Agreement without limit in time.

8.4 Covenants Reasonable. Each Party acknowledges that:

(a) the covenants contained in this Article 8 are reasonable in the circumstances and are necessary to protect the Business; and

(b) the breach by any Party of any of the covenants contained in this Article 8 could cause serious and irreparable harm to the Corporation which could not adequately be compensated by damages and, in the event of any such breach by any Party to this Agreement, such Party hereby waives any and all defenses to the enforcement of this Subsection 8.4(b) and consents to an injunction being issued restraining him, her or it from any further breach of such covenant, but the provisions of this Subsection 8.4(b) shall not be construed so as to be in derogation of any other remedies available to the Parties in the event of such a breach.

## 9. NOTICE

9.1 Method of Delivery and Address. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered in person, telegraphed, or mailed by certified registered mail, postage prepaid:

(a) If to HEC, addressed as follows:

5th Floor, Chancery House,

Lislet Geoffroy Street,

Port Louis, Mauritius

Fax No.: +230 208 2986

Attention: Camille Pouletty

With a copy to

Gardiner Roberts LLP
Suite 3100, Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3Y2
Fax No.: +1 416 865 6636
Attention: Kathleen Skerrett

If to GMR, addressed as follows:

IBC Knowledge Park
Phase 2 "D" Block, 10th Floor
4/1 Bannerghatta Road
Bangalore 560029, India
Fax No.: +91 80 4043 2180
Attention: Mr. Raaj Kumar, Chief Executive Officer, GMR Energy Limited

With a copy to

IBC Knowledge Park
Phase 2 "D" Block, 10th Floor
4/1 Bannerghatta Road
Bangalore 560029, India
Fax No.: +91 80 4043 2180
Attention: Ashis Basu, Vice President, GMR Energy Limited

(c) If to the Corporation, addressed as follows:

Bureau De Paul 3
Corner of Nelson Mandela Avenue and Paul Sauer Street
Witbank, South Africa
1034
Fax No.: +27 13 656 1086
Attention: Mike Nell, Managing Director

with copy to:

Bowmann Gilfillian

165 West Street

Sandton, Johannesburg

P.O. Box 785812 Standton 2146

South Africa

Fax No.: +27 11 669 9001

Attention: Paul Schroder

or to such other address as the Party to be notified shall have furnished to the other Parties in writing.

9.2 Time of Delivery. A notice or other communication will be deemed to have been duly served or given:

(a) in the case of hand delivery or delivery through a registered courier service, at the time of delivery;

(b) in the case of mailing, 10 (ten) Business Days after mailing (provided that there is proof that the envelope containing the notice or communication was properly addressed, prepaid, registered and mailed will be sufficient evidence that the notice of other communication has been duly served or given); or

(c) in the case of fax upon transmission, subject to the correct fax number being received on the transmission report;

provided that if a notice is given or served at business premises other than before 3 pm local time at the destination on a Business Day, it will deemed to be given or served on the next Business Day. For the purposes of this Agreement "Business Day" means any day which is not a Saturday, Sunday or a statutory holiday in the City of Bangalore, India, the City of Toronto, Canada or the City of Johannesburg, South Africa.

9.3 Language. All notices or other communications shall be in the English language and if they contain any documents originally issued in a different language, such documents shall be provided together with a translation in the English language, and the Party receiving such documents shall be entitled to rely on the delivered English translation.

## 10. GENERAL PROVISIONS

10.1 Notation on Share Certificate. The following endorsement or an endorsement of a substantially similar nature may be printed or inscribed on share certificates issued by the Corporation to the Shareholders while this Agreement is in effect:

"The shares represented by this certificate may be subject to a shareholder agreement made in writing among the Corporation, all or some of the shareholders of the Corporation and certain other parties."

10.2 Compliance. The Shareholders shall at all times vote their Shares and exercise all of their rights, and cause their director nominees to vote and to exercise all of their rights as directors, so as to give full force and effect to all of the terms and conditions hereof.

10.3 Agreement Shall Continue. This Agreement shall continue in full force and effect until the earlier of (a) its termination by written agreement of all of the Parties or (b) the time at which only one (1) of the Shareholders owns Shares. The provisions of Articles 8 and 9, this Section 10.3, and Sections 10.8, 10.10 and 10.13 shall survive the termination of this Agreement in addition to any other Sections or Articles which expressly or by their nature or by operation of law survive its termination.

10.4 Entire Agreement. This Agreement sets forth the entire agreement among the parries hereto pertaining to the subject matter hereof and completely supersedes and is paramount to any and all prior agreements pertaining in any way to the subject matter hereof which are hereby terminated upon the execution and delivery of this Agreement by the Parties but the Parties acknowledge that nothing contained in this Agreement may be used as a reason for not performing any obligations of any of the Parties set out in any other agreement among some or all of the Parties. There are not and shall not be any oral statements, representations, warranties, undertakings or agreements among the Parties pertaining to any subject matter covered in this Agreement. For the avoidance of doubt, this Section 10.4 shall in no way affect the effectiveness of the SPA.

10.5 Amendment or Waiver of Agreement. This Agreement shall not be amended or modified in any respect except by written instruments signed by all Parties. No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

10.6 Time of the Essence. Time shall be in all respects of the essence hereof and no waiver of any time period prescribed hereunder shall be effective unless in writing signed by all of the Parties.

10.7 If Date Falls on a Weekend or a Holiday. If either the date or the last day of a period of time for taking any action under this Agreement falls on a day other than a Business Day, such date or the last day of such period of time shall be automatically extended to the next Business Day with the same force and effect as if such extended date or time period was the original date or time period for taking such action.

10.8 Severability. If any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions hereof and without affecting the application of such provision to other Parties or circumstances.

10.9 Assignment and Binding Effect. Except as specifically permitted by this Agreement, this Agreement is not assignable by any Party without the prior written consent of all of the other Parties. This Agreement shall not confer any rights or remedies upon any person other than its Parties and their respective successors and permitted assigns, whether pursuant to the Contracts (Rights of Third Parties) Act 1999 or otherwise.

10.10 Applicable Law. This Agreement shall be governed by and interpreted in accordance with English law.

10.11 Further Assurances and Good Faith. The Parties shall execute and deliver such further and other instruments, agreements and writings and shall cause such meetings to be held, resolutions passed and by-laws enacted, exercise their vote and influence, do and perform and cause to be done and performed, such further and other acts and things that may be necessary or desirable to give full effect to this Agreement and every part of it. Each of the Parties hereto undertakes with each of the others to do all things reasonably within its power which are necessary and desirable to give effect to the spirit and intent of this agreement and to act reasonably and in good faith towards each of the other Parties in the exercise of its rights and in the discharge of its obligations hereunder.

10.12 Conflict with Articles of Association or By-laws. In the event of any inconsistency between this Agreement and the constitutive documents of the Corporation or any Subsidiary, this Agreement shall prevail as among the Parties, and the Parties shall forthwith make all changes to the constitutive documents of the Corporation and/or the relevant Subsidiary as are necessary and lawful to make them consistent with this Agreement.

10.13 Arbitration. Any dispute arising out of or in connection with this Agreement which has not been resolved by the parties to such dispute within fifteen (15) days of the delivery of notice by any party of such dispute to the other parties shall be referred to and finally resolved by arbitration under the Rules of the London Court of International Arbitration (**"LCIA Rules"**) by 3 (three) arbitrators appointed in accordance with the LCIA Rules. The LCIA Rules are deemed to be incorporated by reference into this Section 10.13. The seat/legal place of the arbitration shall be London, and the language to be used in the arbitration shall be English. Any arbitration award shall be final and binding and may, if necessary, be enforced by any court or authority having jurisdiction. The Parties covenant that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

## 11. DEFINITIONS AND INTERPRETATION

11.1 The following terms shall have the respective meanings assigned thereto in the provisions indicated below:

| Defined Term | Provision |
|---|---|
| | |
| Acceleration Notice | Subsection 4.7(f) |
| Acceptance Notice | Subsection 4.4(b) |
| Additional Amount | Section 2.3 |
| Advancing Shareholder | Section 2.3 |
| Affected Shareholder | Section 2.2 |
| Big Four Accounting Firms | Subsection 4.3(b) |
| Board | Section 1.1 |
| Business | Recital A |
| Business Day | Section 9.2 |
| cause | Section 1.1 |
| Chairman | Section 1.1 |
| Change of Control Option | Section 2.2 |
| Confidential Information | Section 8.1 |
| control | Section 4.2 |
| Corporation | Preamble |
| Deadlock | Section 7.1 |
| Deadlock Notice | Subsection 7.1(b) |
| Defaulting Shareholder | Subsection 4.3(a) |
| Escrow Period | Subsection 4.7(f) |
| Event of Default | Subsection 4.3(a) |
| Exercise Notice | Subsection 4.3(c) |
| GMR | Preamble |
| GMR Call Options | Recital B |
| GMR Director | Subsection 1.2(a) |
| GMR Liaison Person(s) | Subsection 1.16(a) |
| HEC | Preamble |

| | |
|---|---|
| LCIA Rules | Section 10.13 |
| Non-Advancing Shareholder | Section 2.3 |
| Non-Defaulting Shareholder Purchase Option | Subsection 4.3(a) |
| Non-Defaulting Shareholders | Subsection 4.3(a) |
| Notice of Breach | Subsection 4.3(a) |
| Notice of Final Deadlock | Section 7.3 |
| Notice of Issuance | Section 3.1 |
| Other Shareholders | Subsection 4.4(a) |
| Offer Notice | Subsection 4.4(a) |
| Offer Period | Subsection 4.4(b) |
| Offered Shares | Section 4.4 |
| Offeror | Section 4.4 |
| Parties | Recital B |
| Permitted Transferee | Section 4.2 |
| Relevant Party | Section 8.1 |
| Remaining Shareholder | Section 2.2 |
| Securities | Section 3.1 |
| Shareholder | Recital E |
| Shareholder Advance | Section 2.3 |
| Shareholders | Recital E |
| Shares | Recital F |
| SPA | Recital B |
| Subsidiary | Subsection 1.9(a)(i) |
| Third Party Offer | Subsection 4.4(d) |
| Third Party Period | Subsection 4.4(d) |
| Valuation | Subsection 4.3(a) |
| Valuator | Subsection 4.3(b) |

11.2 Terms used herein, other than those under Section 11.1, shall have the meaning assigned to them in the SPA.

11.3 In this Agreement:

(a) words in the singular include the plural and vice versa;

(b) words importing gender include all genders;

(c) references to a "person" shall include bodies corporate and unincorporated associations of persons, and a person includes its successors and permitted assigns;

(d) a reference to any act, by-law, rule or regulation or to a provision thereof shall be deemed to include a reference to any act, by-law, rule or regulation or provision enacted in substitution therefore or amendment thereof;

(e) the words "includes" or "including" shall be construed without limitation;

(f) the expressions "this Agreement", "hereof", "herein" and similar expressions refer to this Agreement and not to any particular Article, Section, Subsections or other portion of this Agreement and include any amendment hereto; and

(h) unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Subsections are to Articles, Sections and Subsections of this Agreement.

11.4 The headings contained in this Agreement are for convenience of reference only and do not form a part hereof and in no manner modify, interpret or construe the Agreement.

11.5 For the purposes of this Agreement a payment of a particular amount to a particular account shall be considered to have been made upon presentation to the party entitled to receive such payment of a copy of a SWIFT message showing that the payment of such amount to such account has been ordered.

**THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK**

A

**IN WITNESS WHEREOF** the parties hereto have duly executed this Agreement as of the date first above written.

**HOMELAND MINING & ENERGY SA (PTY) LTD.**

Signature:

Name: M E Nell

Title: Managing Director

**HOMELAND ENERGY CORP.**

Signature:

Name: STEPHEN COATES.

Title: DIRECTOR

**GMR ENERGY LIMITED**

Signature:

Name: **B V N Rao**

Title: **Chairman & Managing Director**

## SCHEDULE "B"

## ASSETS AND INTELLECTUAL PROPERTY OF CORPORATION AND THE SUBSIDIARIES

1. The Financial Statements and the Updated Financial Statements attached to the Agreement as Schedule "C" disclose all material assets of the Corporation and the Subsidiaries and all proprietary and intellectual property rights and licenses necessary for the operation of the Business.

2. The particulars of the Corporation and the Subsidiaries, including their shareholding structure, are as follows:

<u>Homeland Mining and Energy SA (Pty) Ltd ("HMESA")</u>

| | |
|---|---|
| Registration Number: | 2006/001403/07 |
| Date of incorporation: | January 20, 2006 |
| Certificate to commence business: | January 20, 2006 |
| Main object: | Mining in all aspects |
| Registered address: | Bureau De Paul 3, Corner Nelson Mandela and Paul Sauer Street, Witbank, 1034, South Africa |
| Authorized capital: | ZAR 1,000, divided into 1,000 ordinary par value shares of ZAR 1 each |
| Issued capital: | ZAR 100 divided into 100 ordinary par value shares of ZAR 1 each |
| Shareholders: | HEML (formerly Homeland Energy Corp. and before that Homeland Uranium Inc.): 99 shares<br>GMR: 1 share |
| Directors: | Michael Eugene Nell, South African national, resident of South Africa, appointed on August 16, 2006<br>Arthur Thomas Griffis, Canadian national, non-resident of South Africa, appointed on February 17, 2006<br>Stephen Edward Coates, Canadian national, non-resident of South Africa, appointed on February 13, 2006 |

<u>Nhlalala Mining (Pty) Ltd</u>

| | |
|---|---|
| Registration Number: | 2004/024650/07 |
| Date of incorporation: | August 20, 2004 |

| | |
|---|---|
| Certificate to commence business: | August 20, 2004 |
| Main object: | Mining in all aspects |
| Registered address: | Bureau De Paul 3, Corner Nelson Mandela and Paul Sauer Street, Witbank, 1034, South Africa |
| Authorized capital: | ZAR 1,000, divided into 1,000 ordinary par value shares of ZAR 1 each |
| Issued capital: | ZAR 100 divided into 100 ordinary par value shares of ZAR 1 each |
| Shareholders: | HMESA: 50 shares<br>[illegible] |
| Directors: | Gloria Kgolano Sebaka, South African national, resident of South Africa, appointed on October 4, 2004<br>Owner Rirhandzu Siweya, South African national, resident of South Africa, appointed on October 4, 2004, resigned September 5, 2005, reappointed on December 11, 2006<br>Stephen Edward Coates, Canadian national, non-resident of South Africa, appointed on December 11, 2006<br>Arthur Thomas Griffis, Canadian national, non-resident of South Africa, appointed on December 11, 2006 |

Tshedza Mining Resource (Pty) Ltd (Converted from Close Corporation ("CC"))

| | |
|---|---|
| Registration Number of Tshedza Mining Resources CC: | 2005/145047/23 |
| Registration Number: | 2006/037954/07 |
| Date of incorporation: | December 6, 2006 |
| Certificate to commence business: | December 6, 2006 |
| Main object: | Mining, transport and industrial supply in all aspects and related activities |
| Registered address: | Bureau De Paul 3, Corner Nelson Mandela and Paul Sauer Street, Witbank, 1034, South Africa |
| Authorized capital: | ZAR 1,000, divided into 1,000 ordinary par value shares of ZAR 1 each |
| Issued capital: | ZAR 100 divided into 100 ordinary par value shares of ZAR 1 each |

| | |
|---|---|
| Shareholders: | HMESA: 50 shares<br>[redacted] |
| Directors: | Joseph Masindi, South African national, resident of South Africa, appointed on December 6, 2006<br>Owner Rirhandzu Siweya, South African national, resident of South Africa, appointed on December 6, 2006<br>Stephen Edward Coates, Canadian national, non-resident of South Africa, appointed in May 2006<br>Arthur Thomas Griffis, Canadian national, non-resident of South Africa, appointed in May 2006 |

Corpclo331 (Pty) Ltd (Converted from Close Corporation ("CC"))

| | |
|---|---|
| Registration Number of Corpclo 331 CC: | 1998/035719/23 |
| Registration Number: | 2007/035651/07 |
| Date of incorporation: | December 13, 2007 |
| Certificate to commence business: | December 13, 2007 |
| Main object: | To invest in movable and immovable property of all kinds as principal |
| Registered address: | 104 Silver Oaks 14-36 Silverton Road, Musgrave 4001, South Africa |
| Authorized capital: | ZAR 1,000, divided into 1,000 ordinary par value shares of ZAR 1 each |
| Issued capital: | ZAR 100 divided into 100 ordinary par value shares of ZAR 1 each |
| Shareholders: | HMESA: 100 shares |
| Directors: | Stephen Edward Coates, Canadian national, non-resident of South Africa, appointed on December 19, 2007<br>Arthur Thomas Griffis, Canadian national, non-resident of South Africa, appointed on December 19, 2007<br>Michael Eugene Nell, South African national, resident of South Africa, appointed on December 19, 2007 |

Ferret Coal Holdings (Pty) Ltd

| | |
|---|---|
| Registration Number: | 2006/014738/07 |
| Date of incorporation: | May 16, 2006 |
| Certificate to commence business: | May 16, 2006 |
| Main object: | Holding company |
| Registered address: | Bureau de Paul 3, Corner Nelson Mandela & Paul Sauer Street, Witbank, 1034, South Africa |
| Authorized capital: | ZAR 1,000, divided into 1,000 ordinary par value shares of ZAR 1 each |
| Issued capital: | ZAR 100 divided into 100 ordinary par value shares of ZAR 1 each |
| Shareholders: | HMESA: 100 shares |
| Directors: | Stephen Edward Coates, Canadian national, non-resident of South Africa, appointed on May 25, 2007<br>Arthur Thomas Griffis, Canadian national, non-resident, of South Africa appointed on May 25, 2007 |

Ferret Coal (Kendal) (Pty) Ltd

| | |
|---|---|
| Registration Number: | 2005/035542/07 |
| Date of incorporation: | October 5, 2005 |
| Certificate to commence business: | October 5, 2005 |
| Main object: | Mining and all aspects thereof |
| Registered address: | Bureau de Paul 3, Corner Nelson Mandela & Paul Sauer Street, Witbank, 1034, South Africa |
| Authorized capital: | ZAR 1,000, divided into 1,000 ordinary par value shares of ZAR 1 each |
| Issued capital: | ZAR 100 divided into 100 ordinary par value shares of ZAR 1 each |
| Shareholders: | Ferret Coal Holdings (Pty) Ltd: 74 shares<br> |
| Directors: | Stephen Edward Coates, Canadian national, non-resident of South Africa, appointed on February 26, 2007<br>Arthur Thomas Griffis, Canadian national, non- |

resident of South Africa, appointed on February 26, 2007

Tuwani Matthews Mulaudzi, South African national, resident of South Africa, appointed on February 26, 2007

Manoka Mining (Pty) Ltd

| | |
|---|---|
| Registration Number: | 2004/010771/07 |
| Date of incorporation: | April 23, 2004 |
| Certificate to commence business: | April 23, 2004 |
| Main object: | Mining |
| Registered address: | Bureau de Paul 3, Corner Nelson Mandela & Paul Sauer Street, Witbank, 1034, South Africa |
| Authorized capital: | ZAR 1,000, divided into 1,000 ordinary par value shares of ZAR 1 each |
| Issued capital: | ZAR 100 divided into 100 ordinary par value shares of ZAR 1 each |
| Shareholders: | Ferret Coal Holdings (Pty) Ltd: 65 shares  |
| Directors: | Stephen Edward Coates, Canadian national, non-resident of South Africa, appointed on February 26, 2007<br>Arthur Thomas Griffis, Canadian national, non-resident of South Africa, appointed on February 26, 2007<br>Michael Eugene Nell, South African national, resident of South Africa, appointed February 26, 2007<br>Norah Solani Manoga, South African national, resident of South Africa, appointed on April 23 2004<br>Thandive Zodwa Manoga, South African national, resident of South Africa, appointed on April 23, 2004 |

3. The following are detailed descriptions of the Eloff Mines and Kendal Mines:

Eloff Mines:

Prospecting Right Holder: Tshedza Mining Resources (Proprietary) Limited

Prospecting Area: The farms Wellaagte 271 IR & Welgevonden 272 IT

Validity Period: 3 years

Notarial Agreement Protocol Number: 141/2006

Effective Date: 11 October 2006

Mineral: Coal

Kendal Mines:

Mining Right Holder: Ferret Coal (Kendal) (Proprietary) Limited

Mining Area: Portion 10 of the farm Heuvelfontein 215, Registration Division IR, Mpumalanga Province, in extent 92,4455 hectares;

Portion 5 of the farm Heuvelfontein 215, Registration Division IR, Mpumalanga Province, in extent 254,4728 hectares; and

Portion 6 of the farm Bankfontein 216, Registration Division IR, Mpumalanga Province, in extent 241,5477 hectares.

Date of approval of the application by the South African Department of Minerals and Energy: 18 March 2008

Mineral: Coal

Note:

For the sake of completeness please refer to:

- in respect of item 2 of this Schedule "B": the constitutive documents of the Companies enclosed as Schedule "N" to the Agreement ; and
- in respect of item 3 of this Schedule "B": HEC's Management Discussion and Analysis for the year ended 31/12/2007 available at www.sedar.com and the technical report issued by SRK Consulting.


HOMELAND ENERGY
GROUP LTD.

**HOMELAND ENERGY GROUP LTD**
(formerly [illegible] CAPITAL [illegible] CORPORATION)
Canada (TSX)

- 100 % — **HOMELAND ENERGY CORP.** (formerly Homeland Uranium Inc.) Mauritius
  - 100 % — **Homeland Mining & Energy SA (Pty) Ltd** (Previously Nungu Trading 578 (Pty) Ltd) South Africa
    - 50 % — **Nhlalala Mining (Pty) Ltd** South Africa — Vlakvarkfontein
    - 50 % — **Tshedza Mining Resource (Pty) Ltd** South Africa — **ELOFF**, Onbekend
    - 100 % — **Corpclo331 (Pty) Ltd** South Africa — **NORTHFIELD**
    - 100 % — **Ferret Coal Holdings (Pty) Ltd** South Africa
      - 74 % — **Ferret Coal (Kendal) (Pty) Ltd** (Previously Zamori 272 (Pty) Ltd) South Africa — **KENDAL**
      - 65 % — **Manoka Mining (Pty) Ltd** South Africa — Nkomati (Project sold)
  - 75 % — Homeland Energy (Swaziland) (Pty) Ltd Swaziland
  - 100 % — Homeland Mining and Energy (Botswana) (Pty) Ltd Botswana
  - 39 % — **Homeland Uranium Inc.** (Previously 2123493 Ontario Inc.) Canada

**CODERENQ**



Date: 20/11/2007

Our Reference: 16610106

KRAUT WAGNER & KERNICK
P O BOX 1317 OR 1840
PRETORIA
0001

**We have received a Company De-registration Enquiry (CODERENQ) dated 19/11/2007 for:**
FERRET COAL (HEIDELBERG)
(REG. NO. 2004/032096/07)
(Deregistration Process)

**DEREGISTRATION:**

Enterprise had a Registration of CC/MPY on 04/11/2004.
The Company status change was published in the Government Gazette. Government Gazette Publication Number: 27387, Notice Number: 449, Publication date: 01/04/2005
Enterprise had a Postal Address Change on 10/12/2004.
Enterprise had a Registered Address Change on 10/12/2004.
Enterprise had a Director/Member Change on 17/11/2004.
Enterprise had a Director/Member Change on 17/11/2004.
Enterprise had a Director/Member Change on 17/11/2004.
Enterprise had a Director/Member Change on 17/11/2004.
Enterprise had a Director/Member Change on 17/11/2004.
Enterprise had a Director/Member Change on 17/11/2004.
Enterprise had a Director/Member Change on 12/09/2005.
Enterprise had a Director/Member Change on 12/09/2005.
Enterprise had a Director/Member Change on 12/09/2005.
Enterprise had a Director/Member Change on 12/09/2005.
Enterprise had a Director/Member Change on 12/09/2005.
Enterprise had a Director/Member Change on 07/12/2005.
Enterprise had a Director/Member Change on 07/12/2005.
Enterprise had a Director/Member Change on 07/12/2005.
Enterprise had a Name Change on 03/02/2006.
Enterprise had a Nature of Business Change on 03/02/2006.
Enterprise had a Director/Member Change on 21/12/2006.
Enterprise had a Director/Member Change on 23/02/2007.
Enterprise status changed to In De-registration on 13/11/2007.

**In response to General Correspondence regarding De-registration received:**
Application for Company De-registration is Lodged and Approved.
The enterprise status is (Deregistration Process).

Yours truly

**Registrar of Companies**
ARK JMU



## SCHEDULE "C"

## FINANCIAL STATEMENTS

# HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED
(Registration No 2006/001403/07)

ANNUAL FINANCIAL STATEMENTS

31 DECEMBER 2006



LEVITT KIRSON

Chartered Accountants (S.A.)

Registered Auditors

**REPORT OF THE INDEPENDENT AUDITORS**

**TO THE MEMBER OF HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED**

We have audited the annual financial statements of Homeland Mining & Energy SA (Proprietary) Limited which comprise the directors' report, the balance sheet at 31 December 2006, the income statement, the statement of changes in equity and cash flow statement for the year then ended, a summary of significant accounting policies and other explanatory notes, as set out on pages 1 to 14.

*Directors' responsibility for the financial statements*
The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

*Auditor's responsibility*
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*
In our opinion, the financial statements present fairly, in all material respects, the financial position of the company at 31 December 2006, and of its financial performance and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act of South Africa.

The supplementary statement set out on page 15 does not form part of the annual financial statements and are presented as additional information. We have not audited the statement and accordingly we do not express an opinion thereon.

Nexia Levitt Kirson

**NEXIA LEVITT KIRSON**
Registered Auditors
1 June 2007

4th Floor Aloe Grove 196 Louis Botha Avenue Houghton
PO Box 1523 Johannesburg 2000 South Africa
Tel +27(0)11 483 4000 Fax +27 (0)11 483 1638
Email: nexlk@icon.co.za Website: www.nexiasa.com

HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED

ANNUAL FINANCIAL STATEMENTS

31 DECEMBER 2006

The following report and statements are presented in compliance with the Companies Act:



The supplementary statement does not form part of the annual financial statements and is presented solely for the information of management.



Approval of annual financial statements

The annual financial statements were approved by the directors on 1 June 2007 and are signed by them:

A.T. [signature]

[signature]

HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED

DIRECTORS' REPORT

The directors have pleasure in presenting their report on the activities of the company for the year ended 31 December 2006.

**General review**

The company operated as a holding company of subsidiaries in the coal mining industry.

**Share capital**

During the year the company issued 100 ordinary shares of R1 each at their par value.

**Financial results**

The financial results are set out in the attached financial statements and do not call for further comment.

**Property, plant and equipment**

As this is the first year of incorporation all the property, plant and equipment was acquired during the year under review.

**Events since accounting date**

There has been no material fact or circumstance which has occurred between the accounting date and the date of this report.

**Directors**

The directors of the company during the year under review and up to date of this report were as follows:

S E Coates (Canadian) (appointed 13 February 2006)
A T Griffis (Canadian) (appointed 17 February 2006)
M E Nell (appointed 16 August 2006)

**Holding company**

The holding company is Homeland Energy Corp, incorporated in Canada.

**HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED**

**BALANCE SHEET**

**AT 31 DECEMBER 2006**

| | Note | Company 2006 R | Group 2006 R |
|---|---|---|---|
| **Assets** | | | |
| **Non-current assets** | | 24 504 866 | 24 110 122 |
| Property, plant and equipment | 2 | 118 233 | 118 233 |
| Mineral properties | 3 | - | 16 711 122 |
| Investments | 4 | 15 560 522 | - |
| Group loans receivable | 5 | 1 721 270 | 126 310 |
| Deferred tax assets | 6 | 277 142 | 326 758 |
| Loans receivable | 7 | 6 827 699 | 6 827 699 |
| **Current assets** | | 3 228 056 | 3 501 126 |
| Other receivables and prepayments | 8 | 852 376 | 1 125 446 |
| Current portion of loan receivable | 7 | 654 711 | 654 711 |
| Bank and cash balances | 9 | 1 720 969 | 1 720 969 |
| **Total assets** | | 27 732 922 | 27 611 248 |
| **Equity and liabilities** | | | |
| **Equity** | | (1 132 222) | (1 253 896) |
| Issued capital | 10 | 100 | 100 |
| Retained earnings | | (1 132 322) | (1 253 996) |
| **Non-current liabilities** | | | |
| Shareholders loans | 11 | 28 720 787 | 28 720 787 |
| **Current liabilities** | | | |
| Trade and other payables | 12 | 144 357 | 144 357 |
| **Total equity and liabilities** | | 27 732 922 | 27 611 248 |

HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED

INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2006

| | Note | Company 2006 R | Group 2006 R |
|---|---|---|---|
| Income | | 1 370 098 | 1 370 098 |
| Expenses | | (2 779 562) | (2 951014) |
| **Loss before taxation** | 13 | (1 409 464) | (1 580 916) |
| Taxation | 14 | 277 142 | 326 758 |
| **Net loss for the period** | | (1 132 322) | (1 254 158) |
| Attributable to: | | | |
| Equity holders of the parent | | | (1 253 996) |
| Minority interest | | | (162) |
| | | | (1 254 158) |

HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2006

| | Issued capital | Retained earnings | Total |
|---|---|---|---|
| | R | R | R |
| **Company** | | | |
| Balance at 1 January 2006 | - | - | - |
| Net loss for the period | | (1 132 322) | (1 132 322) |
| Additional contributions received | 100 | - | 100 |
| Balance at 31 December 2006 | 100 | (1 132 322) | (1 132 222) |

**Group**

| | Attributable to equity shareholders of the parent | | | | |
|---|---|---|---|---|---|
| | Issued capital R | Retained earnings R | Total R | Minority interest R | Total equity R |
| Balance at 1 January 2006 | - | - | - | | |
| Net loss for the period | | (1 253 996) | (1 253 996) | (162) | (1 254 158) |
| Additional contributions received | 100 | | 100 | 162 | 262 |
| Balance at 31 December 2006 | 100 | (1 253 996) | (1 253 896) | - | (1 253 896) |

# HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED

## CASH FLOW STATEMENT

## FOR THE YEAR ENDED 31 DECEMBER 2006

| | Note | Company 2006 R | Group 2006 R |
|---|---|---|---|
| **Net cash flow operating activities** | | (3 430 233) | (3 874 755) |
| Cash utilised in operations | 15.1 | (3 481 596) | (3 926 118) |
| Interest received | | 51 363 | 51 363 |
| **Cash flows from investing activities** | | (7 606 628) | (24 317 750) |
| Purchase of property, plant and equipment | | (124 218) | (124 218) |
| Purchase of mineral properties | | - | (16 711 122) |
| Granting of loans receivable | | (7 482 410) | (7 482 410) |
| **Cash flows from financing activities** | | 12 757 830 | 29 913 474 |
| Shares issued | | 100 | 100 |
| Proceeds from the issue of shares to minority shareholders | | - | 162 |
| Proceeds from shareholders loans | | 30 039 522 | 30 039 522 |
| Payment of/proceeds from group loans | | (1 721 270) | (126 310) |
| Payment of/proceeds from listed investments | | (15 560 522) | - |
| **Net increase in cash and cash equivalents** | | 1 720 969 | 1 720 969 |
| **Cash and cash equivalents at beginning of period** | | - | - |
| **Cash and cash equivalents at end of period** | 15.2 | 1 720 969 | 1 720 969 |

HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2006

## 1. Accounting policies

The consolidated financial statements of the company have been prepared in accordance with International Financial Reporting Standards (IFRSs). The principal accounting policies adopted in the preparation of these financial statements are set out below.

### 1.1 Basis of presentation

The consolidated financial statements are presented in South African rands, rounded to the nearest rand and are prepared on the historical cost basis.

The preparation of consolidated financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that effect the application of policies and reported amounts of assets and liabilities, the disclosures of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of expenses during the reporting period.

Significant areas where management's judgement is applied are asset valuations, the recoverability of exploration and developments expenditures on mineral properties, the amount of proven and probable mineral reserves, the estimated fair value of assets acquired in recent business combination the amount of future site restoration costs and contingent liabilities.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revision to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

### 1.2 Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Ferret Coal Holdings (Pty) Ltd as well as 50% owned subsidiaries Nhlalala Mining (Pty) Ltd and Tshedza Mining Resources (Pty) Ltd.

The Group financial statements incorporate the assets, liabilities and results of the operations of the company and its subsidiaries. The results of subsidiaries acquired and disposed of during the financial year are included from the effective dates of acquisition and to the effective dates of disposal.

Inter-group balances and transactions, and any unrealised gains arising from inter-group transactions, are eliminated in preparing the consolidated financial statements.

### 1.3 Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of acquisition is measured at the aggregate fair value at the date of exchange of assets given, liabilities incurred incurred or assumed, and equity instruments issued by the group for control of the acquiree, plus any costs directly attributable to the acquisition.

Any excess of the purchase consideration over the fair value of the net identifiable assets, liabilities and contingent liabilities of the acquired entity at the date of acquisition is recognised as goodwill.

### 1.4 Goodwill

Goodwill is initially measured at cost. Subsequent measurement is at cost less accumulated impairment losses. Goodwill is tested for impairment on an annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

When the net fair value of the identifiable assets, liabilities and contingent liabilities of an acquired entity exceeds the purchase consideration, this excess is recognised in profit and loss immediately.

HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2006

1. **Accounting policies (Continued)**

1.5 **Property, plant and equipment**

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided for on a straight line basis, after taking into account the residual value of the asset, over its estimated useful lives. The estimated useful lives and residual values are reviewed on an annual basis. The estimated useful lives are as follows:

| | |
|---|---|
| Computer equipment | 3 years |
| Furniture and fittings | 3 years |

1.6 **Mineral properties**

Direct property acquisition costs, holding costs, field exploration and supervisory costs, and development costs relating to specific properties are capitalised and deferred until the property to which the costs directly relate is placed into production, at which time they will be depreciated on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. Costs include the cash consideration paid and the fair market value of the shares issued, if any, on the acquisition of exploration properties. Costs incurred for administration and general exploration that are not project specific, are charged to operations.

A review of the capitalised costs is made on an annual basis and an impairment on the value is recognised based upon the stage of exploration and/or development, work programs proposed, current exploration results and upon management's assessment of the future probability of profitable revenues from each property, or from the sale of the relevant property. The assessment of a property's estimated current fair market value may also be based upon review of other property transactions that have occurred in the same geographic area as that of the property under review. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete exploration and development and the future profitable production, or proceeds from disposition of such properties.

1.7 **Leases**

Leases under which the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Obligations incurred under operating leases are charged to the income statement in equal instalments over the period of the lease, except when an alternative method is more representative of the time pattern from which benefits are derived.

Leases that transfer substantially all the risks and rewards of ownership of the underlying asset to the lessee are classified as finance leases. Assets acquired under finance lease agreements are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease, and depreciated over the expected useful life of the asset.

The capital element of future obligations under the finance lease is included as a liability in the balance sheet. Lease payments are allocated using the effective interest rate method to determine the lease finance cost, which is charged against income over the lease period, and the capital repayment, which reduces the liability to the lessor.

1.8 **Impairments**

The carrying value of the assets is reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is based on the higher of fair value less costs to sell and the assets value in use. An impairment loss is recognised in the income statement in the period when the recoverable value exceeds the carrying value of the asset.

HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS - CONTINUED

31 DECEMBER 2006

1. **Accounting policies (Continued)**

1.9 **Taxation**

Current taxation is comprised of normal tax payable calculated on the basis of the estimated taxable income for the year, using the tax rates enacted at the balance sheet date.

Deferred taxation is based on temporary differences. Temporary differences arise when the carrying amounts of assets and liabilities for financial reporting purposes differs to the tax base of those assets and liabilities. Deferred taxation asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred taxation assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

The effect on deferred taxation of a change in tax rate is recognised in income statement in the period the change in tax rate was enacted.

1.10 **Foreign currency transactions**

Foreign currency transactions are accounted for at the rates of exchange ruling on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Gains and losses arising from the settlement of such transactions or on translation of such balances are recognised in the income statement in the period in which they occur.

1.11 **Financial instruments**

Financial assets and financial liabilities are recognised on the company's balance sheet when the company has become a party to the contractual provisions of the instrument.

Financial instruments are initially measured at cost, which includes transaction cost. Subsequent to initial recognition these instruments are measured as set out below.

*Receivables*
Receivables are recognised and carried at cost less an allowance or any uncollectible amounts.

*Cash and cash equivalence*
Cash and cash equivalence are measured at fair value.

*Borrowings*
Borrowings are recorded at the proceeds received.

*Payables*
Payables are stated at their nominal values.

*Offsetting*
Financial assets and financial liabilities are offset and the net amount reported the balance sheet when the company has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS - CONTINUED

31 DECEMBER 2006

**2. Property, plant and equipment**
**Company and Group**

| Cost | Computer equipment R | Furniture and fittings R | Total R |
|---|---|---|---|
| Balance at the beginning of the year | - | - | - |
| Additions | 60 276 | 63 942 | 124 218 |
| Balance at the end of the year | 60 276 | 63 942 | 124 218 |
| Accumulated depreciation | | | |
| Balance at the beginning of the year | - | - | - |
| Depreciation | 4 209 | 1 776 | 5 985 |
| Balance at the end of the year | 4 209 | 1 776 | 5 985 |
| Carrying value | 56 067 | 62 166 | 118 233 |

| | Company 2006 R | Group 2006 R |
|---|---|---|
| **3. Mineral properties** | | |
| Homeland is engaged in the business of the acquisition, exploration and development of mineral resource properties in South Africa, with an emphasis on energy based resources. | | |
| Consulting fees | - | 1 150 800 |
| Attributable to the acquisition of Ferret Coal Holdings (Pty) Ltd | - | 13 000 000 |
| Attributable to the acquisition of Tshedza Mining Resources (Pty) Ltd | - | 2 560 322 |
| Directly attributable costs | - | 16 711 122 |
| **4. Investments** | | |
| Unlisted shares | | |
| Ferret Coal Holdings (Pty) Ltd 100 Ordianry shares | 13 000 000 | - |
| Nhlalala Mining (Pty) Ltd 50 Ordinary shares | 50 | - |
| Tshedza Mining Resources (Pty) Ltd 50 Ordinary shares | 2 560 472 | - |
| Shares at cost | 15 560 522 | - |
| Directors' valuation | 15 560 522 | - |

HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS - CONTINUED

31 DECEMBER 2006

| | Company 2006 R | Group 2006 R |
|---|---|---|
| **5. Group loans receivable** | | |
| Ferret Coal (Kendal) (Pty) Ltd | 616 843 | - |
| Nhlalala Mining (Pty) Ltd | 514 876 | - |
| Tshedza Mining Resources (Pty) Ltd | 463 241 | - |
| Homeland Energy (Swaziland) (Pty) Ltd | 115 130 | 115 130 |
| Homeland Energy (Botswana) (Pty) Ltd | 11 180 | 11 180 |
| | 1 721 270 | 126 310 |

The above loans are unsecured, interest free and repayable on demand of the lender. The lender however agrees not to request repayment before 1 January 2009, unless a suitable alternative source of finance has been arranged.

The loan to Ferret Coal (Kendal) (Pty) Ltd has been subordinated in favour of the other creditors.

| | Company 2006 R | Group 2006 R |
|---|---|---|
| **6. Deferred tax asset** | | |
| Plant and equipment | 258 | 258 |
| Mineral properties | - | (107 300) |
| Provisions | 6 315 | 6 315 |
| Estimated tax loss and unused CAPEX | 270 569 | 427 485 |
| Deferred tax asset | 277 142 | 326 758 |

Reconciliation between deferred taxation opening and closing balance.

| | Company 2006 R | Group 2006 R |
|---|---|---|
| Deferred tax asset at beginning of year | - | - |
| Credited to the income statement | 277 142 | 326 758 |
| Deferred tax asset at end of year | 277 142 | 326 758 |

| | Company 2006 R | Group 2006 R |
|---|---|---|
| **7. Loans receivable** | | |
| Balance at beginning of year | - | - |
| Advances | 7 482 410 | 7 482 410 |
| Transfer to current liabilities | (654 711) | (654 711) |
| | 6 827 699 | 6 827 699 |

The above loans are secured by plant own by the borrower is interest free and is repayable over estimated production units to be generated by the mine for which the plant is being constructed.

HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS - CONTINUED

31 DECEMBER 2006

| | | Company 2006 R | Group 2006 R |
|---|---|---|---|
| 8. | **Other receivables and prepayments** | | |
| | Deposits | 426 425 | 514 431 |
| | Prepayments | 26 925 | 26 925 |
| | Value Added Taxation | 399 026 | 584 090 |
| | | 852 376 | 1 125 446 |
| 9. | **Bank and cash balances** | | |
| | Bank and cash balances at year end comprise: | | |
| | Petty cash | 15 485 | 15 485 |
| | Current account | 1 685 186 | 1 685 186 |
| | Money market | 20 298 | 20 298 |
| | | 1 720 969 | 1 720 969 |
| 10. | **Issued capital** | | |
| | *Share capital* | | |
| | Authorised<br>1 000 Ordinary shares of R1 each | 1 000 | 1 000 |
| | Issued<br>100 Ordinary shares of R1 each | 100 | 100 |
| | The unissued shares of the company are under the control of the directors until the forthcoming annual general meeting. | | |
| 11. | **Shareholder's loan** | | |
| | Homeland Energy Corp | 28 720 787 | 28 720 787 |
| | The above loan is unsecured, interest free and repayable on demand of the lender. The lender however agrees not to request repayment before 1 January 2009, unless a suitable alternative source of finance has been arranged. | | |
| 12. | **Trade and other payables** | | |
| | Accruals | 122 580 | 122 580 |
| | Provision for leave pay | 21 777 | 21 777 |
| | | 144 357 | 144 357 |

HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS - CONTINUED

31 DECEMBER 2006

| | Company 2006 R | Group 2006 R |
|---|---|---|
| **13. Loss before taxation** | | |
| Loss from operations is arrived at after charging (debiting) the following: | | |
| Depreciation: | | |
| Computer equipment | 4 209 | 4 209 |
| Furniture and fittings | 1 776 | 1 776 |
| | 5 985 | 5 985 |
| Rentals in respect of operating leases | 26 925 | 26 925 |
| Interest received | (51 363) | (51 363) |
| Gain on foreign exchange translation | (1 318 735) | (1 318 735) |
| **14. Taxation** | | |
| S A Normal taxation | | |
| - Deferred taxation | 277 142 | 326 758 |

Current taxation has not been provided as capital allowances resulted in an estimated assessable loss for the year and the entity as an unredeemed capital expenditure which will both be available for set off against future taxable profits.

**15. Notes to the cash flow statement**

| | Company 2006 R | Group 2006 R |
|---|---|---|
| 15.1 *Reconciliation of net loss before taxation to cash utilised in operations* | | |
| Net loss before taxation | (1 409 464) | (1 580 916) |
| Adjustments for: | | |
| Depreciation | 5 985 | 5 985 |
| Gain on Forex translation | (1 318 735) | (1 318 735) |
| Interest received | (51 363) | (51 363) |
| Operating loss before working capital changes | (2 773 577) | (2 945 029) |
| Working capital changes | (708 019) | (981 089) |
| Increase in prepayments and other receivables | (852 376) | (1 125 446) |
| Increase in trade and other payables | 144 357 | 144 357 |
| Cash utilised in operations | (3 481 596) | (3 926 118) |

15.2 *Cash and cash equivalents*

Cash and cash equivalents consist of cash on hand and balances with banks and investments in money market instruments. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

| | Company 2006 R | Group 2006 R |
|---|---|---|
| Cash on hand and balances with banks | 1 720 969 | - |

HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS - CONTINUED

31 DECEMBER 2006

| | Company 2006 R | Group 2006 R |
|---|---|---|

**16. Events after balance sheet date**

There has been no significant event subsequent to the balance sheet date.

**17. Commitments**

Future operating lease payments are as follows:

| | Company 2006 R | Group 2006 R |
|---|---|---|
| Not later than 1 year | 325 344 | 325 344 |
| Later than 1 year and not later than 5 years | 320 856 | 320 856 |
| | 646 200 | 646 200 |

The operating leases are for the rental of an office building and are subject to an escalation of 8% and 9% respectively. The leases are for a period of 2 years.

**18. Contingent liabilities**

*Surface Rights*
The company has entered into an agreement to purchase the surface rights in Witbank, South Africa which is dependent on Ferret Coal (Kendal) (Pty) Ltd obtaining their mining licence.

The purchase price is R6 000 000 of which R300 000 has already been paid as deposit.

*Corplo 331 CC*
The company has entered into an agreement to purchase the shares of Corplo 331 CC which is dependant on the completion of a due diligent and the granting of a mining licence. Further Corplo 331 CC should be converted from a close corporation to a private company.

The purchase price is R12 000 000.

*Ferret Coal Holdings (Pty) Ltd*
In accordance with the agreement to acquire Ferret Coal (Holdings) (Pty) Ltd there is a further amount of R2 000 000 to be paid once a mining licence has been granted in respect of their subsidiary Ferret Coal (Kendal) (Pty) Ltd.

HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS - CONTINUED

31 DECEMBER 2006

19. **Related parties**

***Subsidiaries***

The consolidated financial statements include the financial statements of Homeland Mining & Energy SA (Pty) Ltd and the subsidiaries listed below.

| *Name* | *Country of incorporation* | *% Equity held* |
|---|---|---|
| Ferret Coal Holdings (Pty) Ltd | South Africa | 100 |
| Tzhedza Mining Resources (Pty) Ltd | South Africa | 50 |
| Nhlalala Mining (Pty) Ltd | South Africa | 50 |

Balances with the above companies have been disclosed in note 5.

***The parent company - Homeland EnergyCorp***

Balances with the holding company has been disclosed in Note 11.

***Fellow subsidiaries***

| *Name* | *Country of incorporation* |
|---|---|
| Homeland Energy (Swaziland) (Pty) Ltd | Swaziland |
| Homeland Energy (Botswana) (Pty) Ltd | Botswana |
| Homeland Uranium Inc | Canada |
| Homeland Uranium Inc | USA |
| Pan Africa Uranium Corp | Niger |

Balances with the above companies have been disclosed in note 5.

***Sub subsidiaries***

Through the entity's share holding in Ferret Coal Holdings the following are sub subsidiaries of the entity.

| *Name* | *Country of incorporation* | *Effective % equity held* |
|---|---|---|
| Ferret Coal (Kendal) (Pty) Ltd | South Africa | 74 |
| Manoka Mining (Pty) Ltd | South Africa | 65 |

Balances with the above companies have been disclosed in note 5.

| | **Company 2006 R** | **Group 2006 R** |
|---|---|---|
| ***Key management*** | | |
| Consulting fees | | |
| | 981 277 | 981 277 |
| | 203 000 | 203 000 |
| Total | 1 184 277 | 1 184 277 |

**HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED**

**DETAILED INCOME STATEMENT**

**FOR THE YEAR ENDED 31 DECEMBER 2006**

| | Company 2006 R | Group 2006 R |
|---|---|---|
| Income | 1 370 098 | 1 370 098 |
| Gain on Forex Translation | 1 318 735 | 1 318 735 |
| Interest received | 51 363 | 51 363 |
| Total Income | 1 370 098 | 1 370 098 |
| Expenses | 2 779 562 | 2 951 014 |
| Bank charges | 4 590 | 4 590 |
| Computer expenses | 18 648 | 18 648 |
| Consulting fees | 73 816 | 244 907 |
| Cost of Sales/Purchases | 1 416 250 | 1 416 250 |
| Courier and postage | 34 | 34 |
| Depreciation | 5 985 | 5 985 |
| Directors remuneration | 203 000 | 203 000 |
| Donations | 15 000 | 15 000 |
| Entertainment expenses | 6 261 | 6 261 |
| General expenses | 14 005 | 14 005 |
| Legal fees | 188 803 | 189 164 |
| Obligation to Old Orde owners | 250 000 | 250 000 |
| Printing and stationery | 370 | 370 |
| Rent paid | 26 925 | 26 925 |
| Salaries and wages | 431 564 | 431 564 |
| Telephone and fax | 421 | 421 |
| Travel and accommodation | 123 890 | 123 890 |
| Loss before taxation | (1 409 464) | (1 580 916) |

**NHLALALA MINING (PROPRIETARY) LIMITED**
(Registration No 2004/024650/07)

ANNUAL FINANCIAL STATEMENTS

31 DECEMBER 2006

NEXIA
LEVITT KIRSON
Chartered Accountants (S.A.)

Registered Auditors

## REPORT OF THE INDEPENDENT AUDITORS

## TO THE MEMBER OF NHLALALA MINING (PROPRIETARY) LIMITED

We have audited the annual financial statements of Nhlalala Mining (Proprietary) Limited which comprise the directors' report, the balance sheet at 31 December 2006, the income statement, the statement of changes in equity and cash flow statement for the year then ended, a summary of significant accounting policies and other explanatory notes, as set out on pages 1 to 8.

*Directors' responsibility for the financial statements*
The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

*Auditor's responsibility*
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*
In our opinion, the financial statements present fairly, in all material respects, the financial position of the company at 31 December 2006, and of its financial performance and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act of South Africa.

The supplementary statement set out on page 9 does not form part of the annual financial statements and are presented as additional information. We have not audited the statement and accordingly we do not express an opinion thereon.

Nexia Levitt Kirson
**NEXIA LEVITT KIRSON**
Registered Auditors
1 June 2007

4th Floor Aloe Grove 196 Louis Botha Avenue Houghton
PO Box 1523 Johannesburg 2000 South Africa
Tel +27(0)11 483 4000 Fax +27 (0)11 483 1638
Email: nexlk@icon.co.za Website: www.nexiasa.com

NHLALALA MINING (PROPRIETARY) LIMITED

ANNUAL FINANCIAL STATEMENTS

31 DECEMBER 2006

The following report and statements are presented in compliance with the Companies Act:



The supplementary statement does not form part of the annual financial statements and is presented solely for the information of management.



Approval of annual financial statements

The annual financial statements were approved by the directors on 1 June 2007 and are signed by them:

..................................

..................................

# NHLALALA MINING (PROPRIETARY) LIMITED

## DIRECTORS' REPORT

The directors have pleasure in presenting their report on the activities of the company for the year ended 31 December 2006.

### General review

The company was incorporated during the year and will operate in the coal mining industry.

### Share capital

During the year the entity issued 100 ordinary shares of R1 each at their par value.

### Financial results

The financial results are set out in the attached financial statements and do not call for further comment.

### Events since accounting date

There has been no material fact or circumstance which has occurred between the accounting date and the date of this report.

### Directors

The directors of the company during the year under review and up to date of this report were as follows:

O R Siweya (appointed 6 December 2006)
J Masindi (appointed 6 December 2006)
S E Coates (appointed May 2006)
A T Griffis (appointed May 2006)

### Holding company

The holding company is Homeland Mining & Energy SA (Pty) Ltd and the ultimate holding company is Homeland Energy Corp (incorporated in Canada).

NHLALALA MINING (PROPRIETARY) LIMITED

BALANCE SHEET

AT 31 DECEMBER 2006

| | Note | 2006<br>R |
|---|---|---|
| **Assets** | | |
| **Non-current assets** | | |
| Mineral properties | 2 | 382 900 |
| **Current assets** | | |
| Other receivables and prepayments | 4 | 80 341 |
| **Total assets** | | 463 241 |
| **Equity and liabilities** | | |
| **Equity** | | - |
| Issued capital | 5 | 100 |
| Retained earnings | | (100) |
| **Non-current liabilities** | | |
| Shareholders loans | 6 | 463 241 |
| **Total equity and liabilities** | | 463 241 |

NHLALALA MINING (PROPRIETARY) LIMITED

## INCOME STATEMENT

## FOR THE YEAR ENDED 31 DECEMBER 2006

| | 2006<br>R |
|---|---|
| Expenses | (100) |
| **Net loss for the period** | (100) |

NHLALALA MINING (PROPRIETARY) LIMITED

## STATEMENT OF CHANGES IN EQUITY

## FOR THE YEAR ENDED 31 DECEMBER 2006

| | Issued capital | Retained earnings | Total |
|---|---|---|---|
| | R | R | R |
| Balance at 1 January 2006 | - | - | - |
| Net loss for the period | | (100) | (100) |
| Additional contributions received | 100 | - | 100 |
| Balance at 31 December 2006 | 100 | (100) | - |

NHLALALA MINING (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2006

## 1. Accounting policies

The financial statements of the company have been prepared in accordance with International Financial Reporting Standards (IFRSs). The principal accounting policies adopted in the preparation of these financial statements are set out below.

### 1.1 Basis of presentation

The financial statements are presented in South African rands, rounded to the nearest rand and are prepared on the historical cost basis.

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that effect the application of policies and reported amounts of assets and liabilities, the disclosures of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of expenses during the reporting period.

Significant areas where management's judgement is applied are asset valuations, the recoverability of exploration and development expenditures on mineral properties, the amount of proven and probable mineral reserves, the estimated fair value of assets acquired in recent business combinations, the amount of future site restoration costs and the estimates and underlying assumptions are reviewed on an ongoing basis. Revision to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

### 1.2 Mineral properties

Direct property acquisition costs, holding costs, field exploration and supervisory costs, and development costs relating to specific properties are capitalised and deferred until the property to which the costs directly relate is placed into production, at which time they will be depreciated on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. Costs include the cash consideration paid and the fair market value of the shares issued, if any, on the acquisition of exploration properties. Costs incurred for administration and general exploration that are not project specific, are charged to operations.

A review of the capitalised costs is made on an annual basis and an impairment on the value is recognised based upon the stage of exploration and/or development, work programs proposed, current exploration results and upon management's assessment of the future probability of profitable revenues from each property, or from the sale of the relevant property. The assessment of a property's estimated current fair market value may also be based upon review of other property transactions that have occurred in the same geographic area as that of the property under review. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete exploration and development and the future profitable production, or proceeds from disposition of such properties.

### 1.3 Impairments

The carrying value of the assets is reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is based on the higher of fair value less costs to sell and the assets value in use. An impairment loss is recognised in the income statement in the period when the recoverable value exceeds the carrying value of the asset.

NHLALALA MINING (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS - CONTINUED

31 DECEMBER 2006

## 1. Accounting policies (Continued)

### 1.4 Taxation

Current taxation is comprised of normal tax payable calculated on the basis of the estimated taxable income for the year, using the tax rates enacted at the balance sheet date.

Deferred taxation is based on temporary differences. Temporary differences arise when the carrying amounts of assets and liabilities for financial reporting purposes differs to the tax base of those assets and liabilities. Deferred taxation asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred taxation assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

The effect on deferred taxation of a change in tax rate is recognised in income statement in the period the change in tax rate was enacted.

### 1.5 Financial instruments

Financial assets and financial liabilities are recognised on the company's balance sheet when the company has become a party to the contractual provisions of the instrument.

Financial instruments are initially measured at cost, which includes transaction cost. Subsequent to initial recognition these instruments are measured as set out below.

*Receivables*
Receivables are recognised and carried at cost less an allowance or any uncollectible amounts.

*Borrowings*
Borrowings are recorded at the proceeds received.

*Offsetting*
Financial assets and financial liabilities are offset and the net amount reported the balance sheet when the company has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneous

| | 2006 |
|---|---|
| | R |
| **2. Mineral properties** | |
| The company is engaged in the business of the acquisition, exploration and development of mineral resource properties in South Africa, with an emphasis on energy based resources. | |
| Consulting fees | 382 900 |

NHLALALA MINING (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS - CONTINUED

31 DECEMBER 2006

| | | 2006<br>R |
|---|---|---|
| 3. | **Deferred tax asset** | |
| | Mineral properties | (111 041) |
| | Estimated tax loss and unused CAPEX | 111 041 |
| | Deferred tax asset | - |
| | Reconciliation between deferred taxation opening and closing balance. | |
| | Deferred tax asset at beginning of year | - |
| | Credited to the income statement | - |
| | Deferred tax asset at end of year | - |
| 4. | **Other receivables and prepayments** | |
| | Deposits | 26 735 |
| | Value Added Taxation | 53 606 |
| | | 80 341 |
| 5. | **Issued capital** | |
| | *Share capital* | |
| | Authorised<br>1 000 Ordinary shares of R1 each | 1 000 |
| | Issued<br>100 Ordinary shares of R1 each | 100 |

The unissued shares of the company are under the control of the directors until the forthcoming annual general meeting.

| | | |
|---|---|---|
| 6. | **Shareholder's loan** | |
| | Homeland Mining &Energy SA (Pty) Ltd | 463 241 |

The above loan is unsecured, interest free and repayable on demand of the lender. The lender however agrees not to request repayment before 1 January 2009, unless a suitable alternative source of finance has been arranged.

7. **Taxation**

Current taxation has not been provided as capital allowances resulted in an estimated assessable loss for the year and the entity as an unredeemed capital expenditure which will both be available for set off against future taxable profits.

# TSHEDZA MINING RESOURCES (PROPRIETARY) LIMITED
(Registration No 2006/037954/07)

ANNUAL FINANCIAL STATEMENTS

31 DECEMBER 2006



LEVITT KIRSON

Chartered Accountants (S.A.)

Registered Auditors

## REPORT OF THE INDEPENDENT AUDITORS

## TO THE MEMBER OF TSHEDZA MINING RESOURCES (PROPRIETARY) LIMITED

We have audited the annual financial statements of Tshedza Mining Resources (Proprietary) Limited which comprise the directors' report, the balance sheet at 31 December 2006, the income statement, the statement of changes in equity and cash flow statement for the year then ended, a summary of significant accounting policies and other explanatory notes, as set out on pages 1 to 8.

*Directors' responsibility for the financial statements*

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

*Auditor's responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company at 31 December 2006, and of its financial performance and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act of South Africa.

The supplementary statement set out on page 9 does not form part of the annual financial statements and are presented as additional information. We have not audited the statement and accordingly we do not express an opinion thereon.

Nexia Levitt Kirson

**NEXIA LEVITT KIRSON**

Registered Auditors

1 June 2007


4th Floor Aloe Grove 196 Louis Botha Avenue Houghton

PO Box 1523 Johannesburg 2000 South Africa

Tel +27(0)11 483 4000 Fax +27 (0)11 483 1638

Email: nexlk@icon.co.za Website: www.nexiasa.com

**TSHEDZA MINING RESOURCES (PROPRIETARY) LIMITED**

**ANNUAL FINANCIAL STATEMENTS**

**31 DECEMBER 2006**

The following report and statements are presented in compliance with the Companies Act:



The supplementary statement does not form part of the annual financial statements and is presented solely for the information of management.



Approval of annual financial statements

The annual financial statements were approved by the directors on 1 June 2007 and are signed by them:

..........................................

..........................................

# TSHEDZA MINING RESOURCES (PROPRIETARY) LIMITED

## DIRECTORS' REPORT

The directors have pleasure in presenting their report on the activities of the company for the year ended 31 December 2006.

### General review

The company was incorporated during the year and will operate in the coal mining industry.

### Share capital

During the year the entity issued 100 ordinary shares of R1 each at their par value.

### Financial results

The financial results are set out in the attached financial statements and do not call for further comment.

### Events since accounting date

There has been no material fact or circumstance which has occurred between the accounting date and the date of this report.

### Directors

The directors of the company during the year under review and up to date of this report were as follows:

O R Siweya (appointed 6 December 2006)
J Masindi (appointed 6 December 2006)
S E Coates (appointed May 2006)
A T Griffis (appointed May 2006)

### Holding company

The holding company is Homeland Mining & Energy SA (Pty) Ltd and the ultimate holding company is Homeland Energy Corp (incorporated in Canada).

TSHEDZA MINING RESOURCES (PROPRIETARY) LIMITED

BALANCE SHEET

AT 31 DECEMBER 2006

| | Note | 2006 R |
|---|---|---|
| **Assets** | | |
| **Non-current assets** | | |
| Mineral properties | 2 | 397 900 |
| **Current assets** | | |
| Other receivables and prepayments | 4 | 116 976 |
| **Total assets** | | 514 876 |
| **Equity and liabilities** | | |
| **Equity** | | |
| Issued capital | 5 | 100 |
| Retained earnings | | (100) |
| **Non-current liabilities** | | |
| Shareholders loans | 6 | 514 876 |
| **Total equity and liabilities** | | 514 876 |

TSHEDZA MINING RESOURCES (PROPRIETARY) LIMITED

INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2006

| | 2006<br>R |
|---|---|
| Expenses | (100) |
| **Net loss for the period** | **(100)** |

TSHEDZA MINING RESOURCES (PROPRIETARY) LIMITED

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2006

| | Issued capital | Retained earnings | Total |
|---|---|---|---|
| | R | R | R |
| Balance at 1 January 2006 | - | - | - |
| Net loss for the period | | (100) | (100) |
| Additional contributions received | 100 | - | 100 |
| Balance at 31 December 2006 | 100 | (100) | - |

TSHEDZA MINING RESOURCES (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2006

## 1. Accounting policies

The financial statements of the company have been prepared in accordance with International Financial Reporting Standards (IFRSs). The principal accounting policies adopted in the preparation of these financial statements are set out below.

### 1.1 Basis of presentation

The financial statements are presented in South African rands, rounded to the nearest rand and are prepared on the historical cost basis.

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that effect the application of policies and reported amounts of assets and liabilities, the disclosures of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of expenses during the reporting period.

Significant areas where management's judgement is applied are asset valuations, the recoverability of exploration and development expenditures on mineral properties, the amount of proven and probable mineral reserves, the estimated fair value of assets acquired in recent business combinations, the amount of future site restoration costs and the estimates and underlying assumptions are reviewed on an ongoing basis. Revision to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

### 1.2 Mineral properties

Direct property acquisition costs, holding costs, field exploration and supervisory costs, and development costs relating to specific properties are capitalised and deferred until the property to which the costs directly relate is placed into production, at which time they will be depreciated on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. Costs include the cash consideration paid and the fair market value of the shares issued, if any, on the acquisition of exploration properties. Costs incurred for administration and general exploration that are not project specific, are charged to operations.

A review of the capitalised costs is made on an annual basis and an impairment on the value is recognised based upon the stage of exploration and/or development, work programs proposed, current exploration results and upon management's assessment of the future probability of profitable revenues from each property, or from the sale of the relevant property. The assessment of a property's estimated current fair market value may also be based upon review of other property transactions that have occurred in the same geographic area as that of the property under review. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete exploration and development and the future profitable production, or proceeds from disposition of such properties.

### 1.3 Impairments

The carrying value of the assets is reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is based on the higher of fair value less costs to sell and the assets value in use. An impairment loss is recognised in the income statement in the period when the recoverable value exceeds the carrying value of the asset.

TSHEDZA MINING RESOURCES (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS - CONTINUED

31 DECEMBER 2006

**1. Accounting policies (Continued)**

**1.4 Taxation**

Current taxation is comprised of normal tax payable calculated on the basis of the estimated taxable income for the year, using the tax rates enacted at the balance sheet date.

Deferred taxation is based on temporary differences. Temporary differences arise when the carrying amounts of assets and liabilities for financial reporting purposes differs to the tax base of those assets and liabilities. Deferred taxation asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred taxation assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

The effect on deferred taxation of a change in tax rate is recognised in income statement in the period the change in tax rate was enacted.

**1.5 Financial instruments**

Financial assets and financial liabilities are recognised on the company's balance sheet when the company has become a party to the contractual provisions of the instrument.

Financial instruments are initially measured at cost, which includes transaction cost. Subsequent to initial recognition these instruments are measured as set out below.

*Receivables*
Receivables are recognised and carried at cost less an allowance or any uncollectible amounts.

*Borrowings*
Borrowings are recorded at the proceeds received.

*Offsetting*
Financial assets and financial liabilities are offset and the net amount reported the balance sheet when the company has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

| | 2006<br>R |
|---|---|
| **2. Mineral properties** | |
| The company is engaged in the business of the acquisition, exploration and development of mineral resource properties in South Africa, with an emphasis on energy based resources. | |
| Consulting fees | 397 900 |

TSHEDZA MINING RESOURCES (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS - CONTINUED

31 DECEMBER 2006

| | 2006 R |
|---|---|
| **3. Deferred tax asset** | |
| Mineral properties | (115 391) |
| Estimated tax loss and unused CAPEX | 115 391 |
| Deferred tax asset | - |
| Reconciliation between deferred taxation opening and closing balance | |
| Deferred tax asset at beginning of year | - |
| Credited to the income statement | - |
| Deferred tax asset at end of year | - |
| **4. Other receivables and prepayments** | |
| Deposits | 61 270 |
| Value Added Taxation | 55 706 |
| | 116 976 |
| **5. Issued capital** | |
| *Share capital* | |
| Authorised<br>1 000 Ordinary shares of R1 each | 1 000 |
| Issued<br>100 Ordinary shares of R1 each | 100 |

The unissued shares of the company are under the control of the directors until the forthcoming annual general meeting.

| | |
|---|---|
| **6. Shareholder's loan** | |
| Homeland Mining &Energy SA (Pty) Ltd | 514 876 |

The above loan is unsecured, interest free and repayable on demand of the lender. The lender however agrees not to request repayment before 1 January 2009, unless a suitable alternative source of finance has been arranged.

**7. Taxation**

Current taxation has not been provided as capital allowances resulted in an estimated assessable loss for the year and the entity as an unredeemed capital expenditure which will both be available for set off against future taxable profits.

**TSHEDZA MINING RESOURCES (PROPRIETARY) LIMITED**

**NOTES TO THE FINANCIAL STATEMENTS - CONTINUED**

**31 DECEMBER 2006**

8. **Events after balance sheet date**

There has been no significant event subsequent to the balance sheet date.

9. **Related parties**

***The parent company - Homeland Mining & Energy SA (Pty) Ltd***
Balances with the intermediate holding company has been disclosed in Note 6.

***The ultimate holding company - Homeland Energy Corp***
No transactions took place during the year with the ultimate holding company.

***Fellow subsidiaries***

| *Name* | *Country of incorporation* |
|---|---|
| Homeland Uranium Inc | Canada |
| Homeland Uranium Inc | USA |
| Pan Africa Uranium Corp | Niger |
| Manoka Mining (Pty) Ltd | South Africa |
| Ferret Coal Holdings (Pty) Ltd | South Africa |
| Ferret Coal (Kendal) (Pty) Ltd | South Africa |
| Nhlalala Mining (Pty) Ltd | South Africa |
| Homeland Energy (Swaziland) (Pty) Ltd | Swaziland |
| Homeland Energy (Botswana) (Pty) Ltd | Botswana |

No transactions took place during the year with the fellow subsidiaries.

10. **Cash flow statement**

No cash flow statement has been prepared as the company does not have cash and cash equivalence as all transactions are taken through an inter-company loan account with Homeland Mining & Energy SA (Pty) Ltd.

TSHEDZA MINING RESOURCES (PROPRIETARY) LIMITED

DETAILED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2006

| | 2006<br>R |
|---|---|
| Expenses<br>- Legal fees | (100) |
| **Loss before taxation** | (100) |

# FERRET COAL HOLDINGS (PROPRIETARY) LIMITED
(Registration No 2006/014738/07)

ANNUAL FINANCIAL STATEMENTS

31 DECEMBER 2006



LEVITT KIRSON

Chartered Accountants (S.A.)

Registered Auditors

**REPORT OF THE INDEPENDENT AUDITORS**

**TO THE MEMBER OF FERRET COAL HOLDINGS (PROPRIETARY) LIMITED**

We have audited the annual financial statements of Ferret Coal Holdings (Proprietary) Limited which comprise the directors' report, the balance sheet at 31 December 2006, the income statement, the statement of changes in equity and cash flow statement for the year then ended, a summary of significant accounting policies and other explanatory notes, as set out on pages 1 to 8.

*Directors' responsibility for the financial statements*

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

*Auditor's responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company at 31 December 2006, and of its financial performance and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act of South Africa.

The supplementary statement set out on page 9 does not form part of the annual financial statements and are presented as additional information. We have not audited the statement and accordingly we do not express an opinion thereon.

Nexia Levitt Kirson

**NEXIA LEVITT KIRSON**

Registered Auditors

1 June 2007



4th Floor Aloe Grove 196 Louis Botha Avenue Houghton

PO Box 1523 Johannesburg 2000 South Africa

Tel +27(0)11 483 4000 Fax +27 (0)11 483 1638

Email: nexlk@icon.co.za Website: www.nexiasa.com

**FERRET COAL HOLDINGS (PROPRIETARY) LIMITED**

**ANNUAL FINANCIAL STATEMENTS**

**31 DECEMBER 2006**

The following report and statements are presented in compliance with the Companies Act:



The supplementary statement does not form part of the annual financial statements and is presented solely for the information of management.



Approval of annual financial statements

The annual financial statements were approved by the directors on 1 June 2007 and are signed by them:

..........................................

..........................................

# FERRET COAL HOLDINGS (PROPRIETARY) LIMITED

## BALANCE SHEET

## AT 31 DECEMBER 2006

| | Note | Company 2006 R | Group 2006 R |
|---|---|---|---|
| **Assets** | | | |
| **Non-current assets** | | 139 | 419 616 |
| Mineral properties | 2 | - | 370 000 |
| Investments | 3 | 139 | - |
| Deferred tax assets | 4 | - | 49 616 |
| **Current assets** | | | |
| Other receivables and prepayments | 5 | - | 75 752 |
| **Total assets** | | 139 | 495 368 |
| **Equity and liabilities** | | | |
| **Equity** | | 139 | (121 475) |
| Issued capital | 6 | 100 | 100 |
| Retained earnings | | 39 | (121 575) |
| **Non-current liabilities** | | | |
| Group loans payable | 7 | - | 616 843 |
| **Total equity and liabilities** | | 139 | 495 368 |

# FERRET COAL HOLDINGS (PROPRIETARY) LIMITED

## INCOME STATEMENT

## FOR THE YEAR ENDED 31 DECEMBER 2006

| | Note | Company 2006 R | Group 2006 R |
|---|---|---|---|
| Income | | 39 | - |
| Expenses | | - | (171 252) |
| **Profit (loss) before taxation** | | 39 | (171 252) |
| Taxation | 8 | - | 49 616 |
| **Net profit (loss) for the period** | | 39 | (121 636) |
| Attributable to: | | | |
| Equity holders of the parent | | | (121 575) |
| Minority interest | | | (61) |
| | | | (121 636) |

FERRET COAL HOLDINGS (PROPRIETARY) LIMITED

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2006

| | Issued capital | Retained earnings | Total |
|---|---|---|---|
| | R | R | R |
| **Company** | | | |
| Balance at 1 January 2006 | - | - | - |
| Net loss for the period | | 39 | 39 |
| Additional contributions received | 100 | - | 100 |
| Balance at 31 December 2006 | 100 | 39 | 139 |

Group

| | Attributable to equity shareholders of the parent | | | | |
|---|---|---|---|---|---|
| | Issued capital | Retained earnings | Total | Minority interest | Total equity |
| | R | R | R | R | R |
| Balance at 1 January 2006 | - | - | - | - | - |
| Net loss for the period | | (121 575) | (121 575) | (61) | (121 636) |
| Additional contributions received | 100 | | 100 | 61 | 161 |
| Balance at 31 December 2006 | 100 | (121 575) | (121 475) | - | (121 475) |

**FERRET COAL HOLDINGS (PROPRIETARY) LIMITED**

**NOTES TO THE FINANCIAL STATEMENTS**

**31 DECEMBER 2006**

## 1. Accounting policies

The consolidated financial statements of the company have been prepared in accordance with International Financial Reporting Standards (IFRSs). The principal accounting policies adopted in the preparation of these financial statements are set out below.

### 1.1 Basis of presentation

The consolidated financial statements are presented in South African rands, rounded to the nearest rand and are prepared on the historical cost basis.

The preparation of consolidated financial statements in conformity with IFRSs requires management to made judgements, estimates and assumptions that effect the application of policies and reported amounts of assets and liabilities, the disclosures of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of expenses during the reporting period.

Significant areas where management judgement is applied are asset valuations, the recoverability of exploration and developments expenditures on mineral properties, the amount of proven and probable mineral reserves, the estimated fair value of assets acquired in recent business combinations, the amount of future site restoration costs and contingent liabilities.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revision to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

### 1.2 Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Ferret Coal (Kendal) (Pty) Ltd and Manoka (Pty) Ltd.

The Group financial statements incorporate the assets, liabilities and results of the operations of the company and its subsidiaries. The results of subsidiaries acquired and disposed of during the financial year are included from the effective dates of acquisition and to the effective dates of disposal.

Inter-group balances and transactions, and any unrealised gains arising from inter-group transactions, are eliminated in preparing the consolidated financial statements.

### 1.3 Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of acquisition is measured at the aggregate fair value at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued by the group for control of the acquiree, plus any costs directly attributable to the acquisition.

Any excess of the purchase consideration over the fair value of the net identifiable assets, liabilities and contingent liabilities of the acquired entity at the date of acquisition is recognised as goodwill.

### 1.4 Goodwill

Goodwill is initially measured at cost. Subsequent measurement is at cost less accumulated impairment losses. Goodwill is tested for impairment on annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

When the net fair value of the identifiable assets, liabilities and contingent liabilities of an acquired entity exceeds the purchase consideration, this excess is recognised in profit and loss immediately.

FERRET COAL HOLDINGS (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2006

1. **Accounting policies (Continued)**

1.5 **Mineral properties**

Direct property acquisition costs, holding costs, field exploration and supervisory costs, and development costs relating to specific properties are capitalised and deferred until the property to which the directly relate is placed into production, at which time they will be depreciated on a unit of production basis, or until the properties re abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. Costs include the cash consideration paid and the fair market value of the shares issued, if any, on the acquisition of exploration properties. Costs incurred for administration and general exploration that are not project specific, are charged to operations.

A review of the capitalised costs is made on an annual basis and an impairment on the value is recognised based upon the stage of exploration and/or development, work programs proposed, current exploration results and upon management's assessment of the future probability of profitable revenues from each property, or from the sale of the relevant property. The assessment of a property's estimated current fair market value may also be based upon review of other property transactions that have occurred in the same geographic area as that of the property under review. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete exploration and development and the future profitable production, or proceeds from disposition of such properties.

1.6 **Impairments**

The carrying value of the assets is reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is based on the higher of fair value less costs to sell and the assets value in use. An impairment loss is recognised in the income statement in the period when the recoverable value exceeds the carrying value of the asset.

1.7 **Taxation**

Current taxation is comprised of normal tax payable calculated on the basis of the estimated taxable income for the year, using the tax rates enacted at the balance sheet date.

Deferred taxation is based on temporary differences. Temporary differences arise when the carrying amounts of assets and liabilities for financial reporting purposes differs to the tax base of those assets and liabilities. Deferred taxation asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred taxation assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

The effect on deferred taxation of a change in tax rate is recognised in income statement in the period the change in tax rate was enacted.

1.8 **Financial instruments**

Financial assets and financial liabilities are recognised on the company's balance sheet when the company has become a party to the contractual provisions of the instrument.

Financial instruments are initially measured at cost, which includes transaction cost. Subsequent to initial recognition these instruments are measured as set out below.

*Receivables*
Receivables are recognised and carried at cost less an allowance or any uncollectible amounts.

FERRET COAL HOLDINGS (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS - CONTINUED

31 DECEMBER 2006

1. **Accounting policies (Continued)**

1.8 **Financial instruments** (continued)

*Borrowings*
Borrowings are recorded at the proceeds received.

*Payables*
Payables are stated at their nominal values.

*Offsetting*
Financial assets and financial liabilities are offset and the net amount reported the balance sheet when the company has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

| | Company 2006 R | Group 2006 R |
|---|---|---|
| **2. Mineral properties** | | |
| Homeland is engaged in the business of the acquisition, exploration and development of mineral resource properties in South Africa, with an emphasis on energy based resources. | | |
| Consulting fees | - | 370 000 |
| **3. Investments** | | |
| Unlisted shares | | |
| Ferret Coal (Kendal) (Pty) Ltd | | |
| 74 Ordinary shares | 74 | - |
| Manoka Mining (Pty) Ltd | | |
| 65 Ordinary shares | 65 | - |
| Shares at cost | 139 | - |
| Directors' valuation | 139 | - |
| **4. Deferred tax asset** | | |
| Mineral properties | - | (107 300) |
| Estimated tax loss and unused CAPEX | - | 156 916 |
| Deferred tax asset | - | 49 616 |
| Reconciliation between deferred taxation opening and closing balance. | | |
| Deferred tax asset at beginning of year | - | - |
| Credited to the income statement | - | 49 616 |
| Deferred tax asset at end of year | - | 49 616 |

FERRET COAL HOLDINGS (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS - CONTINUED

31 DECEMBER 2006

| | Company 2006 R | Group 2006 R |
|---|---|---|
| **5. Other receivables and prepayments** | | |
| Value Added Taxation | - | 75 752 |
| **6. Issued capital** | | |
| *Share capital* | | |
| Authorised<br>1 000 Ordinary shares of R1 each | 1 000 | 1 000 |
| Issued<br>100 Ordinary shares of R1 each | 100 | 100 |

The unissued shares of the company are under the control of the directors until the forthcoming annual general meeting.

| | Company 2006 R | Group 2006 R |
|---|---|---|
| **7. Group loans payable** | | |
| Homeland Mining & Energy (Pty) Ltd | - | 616 843 |

The above loan is unsecured, interest free and repayable on demand of the lender. The lender however agrees not to request repayment before 1 January 2009, unless a suitable alternative source of finance has been arranged.

| | Company 2006 R | Group 2006 R |
|---|---|---|
| **8. Taxation** | | |
| S.A Normal taxation<br>- Deferred taxation | - | 49 616 |
| Tax rate reconciliation<br>Accounting profit | 39 | |
| Tax at 29% | 11 | |
| Non-taxable income | (11) | |
| Tax expense | - | |

**9. Events after balance sheet date**

There has been no significant event subsequent to the balance sheet date.

FERRET COAL HOLDINGS (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS - CONTINUED

31 DECEMBER 2006

10. **Related parties**

*Subsidiaries*
The consolidated financial statements include the financial statements of Homeland Mining & Energy SA (Pty) Ltd and the subsidiaries listed below.

| *Name* | *Country of incorporation* | *% Equity held* |
|---|---|---|
| Ferret Coal (Kendal) (Pty) Ltd | South Africa | 74 |
| Manoka Mining (Pty) Ltd | South Africa | 65 |

No transactions took place during the year between the company and their subsidiary.

***The parent company - Homeland Miming & Energy (Pty) Ltd***
Balances with the above companies have been disclosed in note 6.

***The ultimate holding company - Homeland Energy Corp***
No transactions took place during the year between the ultimate holding company and their subsidiary.

***Fellow subsidiaries***

| *Name* | *Country of incorporation* |
|---|---|
| Homeland Uranium Inc | Canada |
| Homeland Uranium Inc | USA |
| Pan Africa Uranium Corp | Niger |
| Tshedza Mining Resources (Pty) Ltd | South Africa |
| Nhlalala Mining (Pty) Ltd | South Africa |
| Homeland Energy (Swaziland) (Pty) Ltd | Swaziland |
| Homeland Energy (Botswana) (Pty) Ltd | Botswana |

No transactions took place during the year with the fellow subsidiaries.

11. **Cash flow statement**

No cash flow statement has been prepared as the company does not have cash and cash equivalence as all transactions are taken through an inter-company loan account with Homeland Mining & Energy SA (Pty) Ltd.

12. **Directors report**

No directors report has been provided as the company is a wholly owned subsidiary of Homeland Mining & Energy SA (Pty) Ltd who is incorporated in South Africa and who prepare a set of consolidated financial statements.

FERRET COAL HOLDINGS (PROPRIETARY) LIMITED

DETAILED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2006

| | Company 2006 R | Group 2006 R |
|---|---|---|
| Income | | |
| Sundry | 39 | - |
| Expenses | - | 171 252 |
| Consulting fees | - | 171 091 |
| Legal fees | - | 161 |
| **Profit (loss) before taxation** | 39 | (171 252) |

# FERRET COAL (KENDAL) (PROPRIETARY) LIMITED

(Registration No 2005/035542/07)

ANNUAL FINANCIAL STATEMENTS

31 DECEMBER 2006



LEVITT KIRSON
Chartered Accountants (S.A.)

Registered Auditors

**REPORT OF THE INDEPENDENT AUDITORS**

**TO THE MEMBER OF FERRET COAL (KENDAL) (PROPRIETARY) LIMITED**

We have audited the annual financial statements of Ferret Coal (Kendal) (Proprietary) Limited which comprise the directors' report, the balance sheet at 31 December 2006, the income statement, the statement of changes in equity and cash flow statement for the year then ended, a summary of significant accounting policies and other explanatory notes, as set out on pages 1 to 8.

*Directors' responsibility for the financial statements*
The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

*Auditor's responsibility*
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*
In our opinion, the financial statements present fairly, in all material respects, the financial position of the company at 31 December 2006, and of its financial performance and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act of South Africa.

The supplementary statement set out on page 9 does not form part of the annual financial statements and are presented as additional information. We have not audited the statement and accordingly we do not express an opinion thereon.

Nexia Levitt Kirson

**NEXIA LEVITT KIRSON**
Registered Auditors
1 June 2007



4th Floor Aloe Grove 196 Louis Botha Avenue Houghton
PO Box 1523 Johannesburg 2000 South Africa
Tel +27(0)11 483 4000 Fax +27 (0)11 483 1638
Email: nexlk@icon.co.za Website: www.nexiasa.com

# FERRET COAL (KENDAL) (PROPRIETARY) LIMITED

## DIRECTORS' REPORT

The directors have pleasure in presenting their report on the activities of the company for the year ended 31 December 2006.

### General review

The company was incorporated during the year and will operate in the coal mining industry.

### Share capital

During the year the entity issued 100 ordinary shares of R1 each at their par value.

### Financial results

The financial results are set out in the attached financial statements and do not call for further comment.

### Events since accounting date

There has been no material fact or circumstance which has occurred between the accounting date and the date of this report.

### Directors

The directors of the company during the year under review and up to date of this report were as follows:

| | |
|---|---|
| M H Mathe | (resigned May 2007) |
| H W Bonsma | (resigned May 2007) |
| A Webber | (resigned May 2007) |
| P Janecke | (resigned May 2007) |
| A T Griffis | (appointed May 2007) |
| S E Coates | (appointed May 2007) |

### Holding company

The holding company is Ferret Coal Holdings (Pty) Ltd and the ultimate holding company is Homeland Energy Corp (incorporated in Canada).

# FERRET COAL (KENDAL) (PROPRIETARY) LIMITED

## BALANCE SHEET

## AT 31 DECEMBER 2006

| | Note | 2006<br>R |
|---|---|---|
| **Assets** | | |
| **Non-current assets** | | 419 616 |
| Mineral properties | 2 | 370 000 |
| Deferred tax assets | 3 | 49 616 |
| **Current assets** | | |
| Other receivables and prepayments | 4 | 75 753 |
| **Total assets** | | 495 369 |
| **Equity and liabilities** | | |
| **Equity** | | (121 474) |
| Issued capital | 5 | 100 |
| Retained earnings | | (121 574) |
| **Non-current liabilities** | | |
| Group loans payable | 6 | 616 843 |
| **Total equity and liabilities** | | 495 369 |

FERRET COAL (KENDAL) (PROPRIETARY) LIMITED

INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2006

| | Note | 2006<br>R |
|---|---|---|
| Expenses | | (171 190) |
| **Loss before taxation** | | (171 190) |
| Taxation | 7 | 49 616 |
| **Net loss for the period** | | (121 574) |

FERRET COAL (KENDAL) (PROPRIETARY) LIMITED

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2006

| | Issued capital | Retained earnings | Total |
|---|---|---|---|
| | R | R | R |
| Balance at 1 January 2006 | - | - | - |
| Net loss for the period | | (121 574) | (121 574) |
| Additional contributions received | 100 | - | 100 |
| Balance at 31 December 2006 | 100 | (121 574) | (121 474) |

FERRET COAL (KENDAL) (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2006

1. **Accounting policies**

The financial statements of the company have been prepared in accordance with International Financial Reporting Standards (IFRSs). The principal accounting policies adopted in the preparation of these financial statements are set out below.

1.1 **Basis of presentation**

The financial statements are presented in South African rands, rounded to the nearest rand and are prepared on the historical cost basis.

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that effect the application of policies and reported amounts of assets and liabilities, the disclosures of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of expenses during the reporting period.

Significant areas where management judgement's is applied are asset valuations, the recoverability of exploration and development expenditures on mineral properties, the amount of proven and probable mineral reserves, the estimated fair value of assets acquired in recent business combinations, the amount of future site restoration costs and the estimates and underlying assumptions are reviewed on an ongoing basis. Revision to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

1.2 **Mineral properties**

Direct property acquisition costs, holding costs, field exploration and supervisory costs, and development costs relating to specific properties are capitalised and deferred until the property to which the costs directly relate is placed into production, at which time they will be depreciated on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. Costs include the cash consideration paid and the fair market value of the shares issued, if any, on the acquisition of exploration properties. Costs incurred for administration and general exploration that are not project specific, are charged to operations.

A review of the capitalised costs is made on an annual basis and an impairment on the value is recognised based upon the stage of exploration and/or development, work programs proposed, current exploration results and upon management's assessment of the future probability of profitable revenues from each property, or from the sale of the relevant property. The assessment of a property's estimated current fair market value may also be based upon review of other property transactions that have occurred in the same geographic area as that of the property under review. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete exploration and development and the future profitable production, or proceeds from disposition of such properties.

1.3 **Impairments**

The carrying value of the assets is reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is based on the higher of fair value less costs to sell and the assets value in use. An impairment loss is recognised in the income statement in the period when the recoverable value exceeds the carrying value of the asset.

FERRET COAL (KENDAL) (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS - CONTINUED

31 DECEMBER 2006

1. **Accounting policies (Continued)**

1.4 **Taxation**

Current taxation is comprised of normal tax payable calculated on the basis of the estimated taxable income for the year, using the tax rates enacted at the balance sheet date.

Deferred taxation is based on temporary differences. Temporary differences arise when the carrying amounts of assets and liabilities for financial reporting purposes differs to the tax base of those assets and liabilities. Deferred taxation asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred taxation assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

The effect on deferred taxation of a change in tax rate is recognised in income statement in the period the change in tax rate was enacted.

1.5 **Financial Instruments**

Financial assets and financial liabilities are recognised on the company's balance sheet when the company has become a party to the contractual provisions of the instrument.

Financial instruments are initially measured at cost, which includes transaction cost. Subsequent to initial recognition these instruments are measured as set out below.

*Receivables*
Receivables are recognised and carried at cost less an allowance or any uncollectible amounts.

*Borrowings*
Borrowings are recorded at the proceeds received.

*Offsetting*
Financial assets and financial liabilities are offset and the net amount reported the balance sheet when the company has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liabilities simultaneously.

| | 2006 |
|---|---|
| | R |
| **2. Mineral properties** | |
| The company is engaged in the business of the acquisition, exploration and development of mineral resource properties in South Africa, with an emphasis on energy based resources. | |
| Consulting fees | 370 000 |

FERRET COAL (KENDAL) (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS - CONTINUED

31 DECEMBER 2006

| | | 2006<br>R |
|---|---|---|
| 3. | **Deferred tax asset** | |
| | Mineral properties | (107 300) |
| | Estimated tax loss and unused CAPEX | 156 916 |
| | Deferred tax asset | 49 616 |
| | Reconciliation between deferred taxation opening and closing balance. | |
| | Deferred tax asset at beginning of year | - |
| | Credited to the income statement | 49 616 |
| | Deferred tax asset at end of year | 49 616 |
| 4. | **Other receivables and prepayments** | |
| | Value Added Taxation | 75 753 |
| 5. | **Issued capital** | |
| | *Share capital* | |
| | Authorised<br>1 000 Ordinary shares of R1 each | 1 000 |
| | Issued<br>100 Ordinary shares of R1 each | 100 |
| | The unissued shares of the company are under the control of the directors until the forthcoming annual general meeting. | |
| 6. | **Group loan payable** | |
| | Homeland Mining & Energy SA (Pty) Ltd | 616 843 |
| | The above loan is unsecured, interest free and repayable on demand of the lender. The lender however agrees not to request repayment before 1 January 2009, unless a suitable alternative source of finance has been arranged. | |
| 7. | **Taxation** | |
| | S A Normal taxation<br>- Deferred taxation | 49 616 |
| | Current taxation has not been provided as capital allowances resulted in an estimated assessable loss for the year and the entity as an unredeemed capital expenditure which will both be available for set off against future taxable profits. | |

FERRET COAL (KENDAL) (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS - CONTINUED

31 DECEMBER 2006

**8. Events after balance sheet date**

There has been no significant event subsequent to the balance sheet date.

**9. Related party disclosure**

***The parent company - Ferret Coal Holdings (Pty) Ltd***
No transactions took place during the year with the parent company.

***The ultimate holding company - Homeland Energy Corp***
No transactions took place during the year with the ultimate holding company.

***The intermediate holding company - Homeland Mining & Energy SA (Pty) Ltd***
Balance with the intermediate holding company has been disclosed in note 6.

***Fellow subsidiaries***

| *Name* | *Country of incorporation* |
|---|---|
| Homeland Uranium Inc | Canada |
| Homeland Uranium Inc | USA |
| Pan Africa Uranium Corp | Niger |
| Manoka Mining (Pty) Ltd | South Africa |
| Tshedza Mining Resources (Pty) Ltd | South Africa |
| Nhlalala Mining (Pty) Ltd | South Africa |
| Homeland Energy (Swaziland) (Pty) Ltd | Swaziland |
| Homeland Energy (Botswana) (Pty) Ltd | Botswana |

No transactions took place during the year with the fellow subsidiaries.

**10. Cash flow statement**

No cash flow statement has been prepared as the company does not have cash and cash equivalence as all transactions are taken through an inter-company loan account with Homeland Mining & Energy SA (Pty) Ltd.

## FERRET COAL (KENDAL) (PROPRIETARY) LIMITED

## DETAILED INCOME STATEMENT

## FOR THE YEAR ENDED 31 DECEMBER 2006

| | 2006<br>R |
|---|---|
| **Expenses** | 171 190 |
| Consulting fees | 171 090 |
| Legal fees | 100 |
| **Loss before taxation** | (171 190) |

# MANOKA MINING (PROPRIETARY) LIMITED
(Registration No 2004/010771/07)

ANNUAL FINANCIAL STATEMENTS

31 DECEMBER 2006



LEVITT KIRSON

Chartered Accountants (S.A.)

Registered Auditors

**REPORT OF THE INDEPENDENT AUDITORS**
**TO THE MEMBER OF MANOKA MINING (PROPRIETARY) LIMITED**

We have audited the annual financial statements of Manoka Mining (Proprietary) Limited which comprise the directors' report, the balance sheet at 31 December 2006, the income statement, the statement of changes in equity and cash flow statement for the year then ended, a summary of significant accounting policies and other explanatory notes, as set out on pages 1 to 6.

*Directors' responsibility for the financial statements*
The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

*Auditor's responsibility*
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*
In our opinion, the financial statements present fairly, in all material respects, the financial position of the company at 31 December 2006, and of its financial performance and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act of South Africa.

The supplementary statement set out on page 7 does not form part of the annual financial statements and are presented as additional information. We have not audited the statement and accordingly we do not express an opinion thereon.

Nexia Levitt Kirson

**NEXIA LEVITT KIRSON**
Registered Auditors
1 June 2007

4th Floor Aloe Grove 196 Louis Botha Avenue Houghton
PO Box 1523 Johannesburg 2000 South Africa
Tel +27(0)11 483 4000 Fax +27 (0)11 483 1638
Email: nexlk@icon.co.za Website: www.nexiasa.com

MANOKA MINING (PROPRIETARY) LIMITED

ANNUAL FINANCIAL STATEMENTS

31 DECEMBER 2006

The following report and statements are presented in compliance with the Companies Act:



The supplementary statement does not form part of the annual financial statements and is presented solely for the information of management.



Approval of annual financial statements

The annual financial statements were approved by the directors on 1 June 2007 and are signed by them:

..................................

..................................

MANOKA MINING (PROPRIETARY) LIMITED

## DIRECTORS' REPORT

The directors have pleasure in presenting their report on the activities of the company for the year ended 31 December 2006.

### General review

The company was incorporated during the year and will operate in the coal mining industry.

### Share capital

During the year the entity issued 100 ordinary shares of R1 each at their par value.

### Financial results

The financial results are set out in the attached financial statements and do not call for further comment.

### Events since accounting date

There has been no material fact or circumstance which has occurred between the accounting date and the date of this report.

### Directors

The directors of the company during the year under review and up to date of this report were as follows:

| | |
|---|---|
| N S Manonga | (appointed April 2004) |
| T Z Manonga | (appointed April 2004) |
| A T Griffis | (appointed May 2007) |
| S E Coates | (appointed May 2007) |
| M E Nell | (appointed May 2007) |

### Holding company

The holding company is Ferret Coal Holdings (Proprietary) Limited and the ultimate holding company is Homeland Energy Corp (incorporated in Canada).

MANOKA MINING (PROPRIETARY) LIMITED

BALANCE SHEET

AT 31 DECEMBER 2006

| | Note | 2006 R |
|---|---|---|
| **Equity and liabilities** | | |
| **Equity** | | - |
| Issued capital | 2 | 100 |
| Retained earnings | | (100) |
| **Total equity and liabilities** | | - |

MANOKA MINING (PROPRIETARY) LIMITED

INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2006

| | 2006<br>R |
|---|---|
| Expenses | (100) |
| **Net loss for the period** | (100) |

MANOKA MINING (PROPRIETARY) LIMITED

## STATEMENT OF CHANGES IN EQUITY

## FOR THE YEAR ENDED 31 DECEMBER 2006

| | Issued capital | Retained earnings | Total |
|---|---|---|---|
| | R | R | R |
| Balance at 1 January 2006 | - | - | - |
| Net loss for the period | | (100) | (100) |
| Additional contributions received | 100 | - | 100 |
| Balance at 31 December 2006 | 100 | (100) | - |

MANOKA MINING (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2006

1. **Accounting policies**

The financial statements of the company have been prepared in accordance with International Financial Reporting Standards (IFRSs). The principal accounting policies adopted in the preparation of these financial statements are set out below.

1.1 **Basis of presentation**

The financial statements are presented in South African rands, rounded to the nearest rand and are prepared on the historical cost basis.

1.2 **Taxation**

Current taxation is comprised of normal tax payable calculated on the basis of the estimated taxable income for the year, using the tax rates enacted at the balance sheet date.

Deferred taxation is based on temporary differences. Temporary differences arise when the carrying amounts of assets and liabilities for financial reporting purposed differs to the tax base of those assets and liabilities. Deferred taxation asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred taxation assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

The effect on deferred taxation of a change in tax rate is recognised in income statement in the period the change in tax rate was enacted.

| | 2006 |
|---|---|
| | R |
| **2. Issued capital** | |
| *Share capital* | |
| Authorised | |
| 1 000 Ordinary shares of R1 each | 1 000 |
| Issued | |
| 100 Ordinary shares of R1 each | 100 |

The unissued shares of the company are under the control of the directors until the forthcoming annual general meeting.

MANOKA MINING (PROPRIETARY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS - CONTINUED

31 DECEMBER 2006

|  | 2006 |
|---|---|
|  | R |
| **3. Taxation** |  |
| S A Normal Taxation<br>Current taxation | - |
| Tax rate reconciliation<br>Accounting profit | (100) |
| Tax at 29% | (29) |
| Non-taxable income | 29 |
| Tax expense | - |

**4. Events after balance sheet date**

There has been no significant event subsequent to the balance sheet date.

**5. Related parties**

*The parent company - Ferret Coal Holdings (Pty) Ltd*
No transactions took place during the year with the parent company.

*The ultimate holding company - Homeland Energy Corp*
No transactions took place during the year with the ultimate holding company.

*The intermediate holding company - Homeland Mining & Energy SA (Pty) Ltd*
No transactions took place during the year with the intermediate holding company.

*Fellow subsidiaries*

| *Name* | *Country of incorporation* |
|---|---|
| Homeland Uranium Inc | Canada |
| Homeland Uranium Inc | USA |
| Pan Africa Uranium Corp | Niger |
| Ferret Coal Holdings (Pty) Ltd | South Africa |
| Tshedza Mining Resources (Pty) Ltd | South Africa |
| Nhlalala Mining (Pty) Ltd | South Africa |
| Homeland Energy (Swaziland) (Pty) Ltd | Swaziland |
| Homeland Energy (Botswana) (Pty) Ltd | Botswana |

No transactions took place during the year with the fellow subsidiaries.

**6. Cash flow statement**

No cash flow statement has been prepared as the company does not have cash and cash equivalents.

MANOKA MINING (PROPRIETARY) LIMITED

DETAILED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2006

| | 2006<br>R |
|---|---|
| Expenses | |
| Legal fees | (100) |
| **Loss before taxation** | (100) |

**HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED**

(Registration No 2006/001403/07)

CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

31 DECEMBER 2007

**HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED**

**ANNUAL FINANCIAL STATEMENTS**
**31 DECEMBER 2007**

The following reports and statements are presented in compliance with the Companies Act:



The supplementary statement does not form part of the annual financial statements and is presented solely for the information of management. Accordingly, the auditors do not express an opinion on these schedules.



**Approval and statement of responsibility**

The annual financial statements set out on pages 1 to 18 are the responsibility of the directors and have been approved by the Board of Directors on 28 March 2008 and are signed on their behalf by:

________________________

________________________

**HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED**

**DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2007**

The directors have pleasure in presenting their report on the activities of the company for the year ended 31 December 2007.

**General review**

The company operated as a holding company of subsidiries in the coal mining industry.

**Financial results**

The results of the company for the year under review are fully set out in the attached financial statements and require no further comment.

**Events since accounting date**

During March 2008 the Department of Mining and Energy granted a mining license to the company's sub-subsidary Ferret Coal (Kendal) (Pty) Ltd.

**Dividends**

No dividends were declared or proposed during the year under review.

**Share capital**

There has been no changes in share capital in the year under review

**Directors & secretary**

The directors of the company during the accounting period and up to the date of this report were as follows:

S E Coates (Canadian)
A T Griffis (Canadian)
M E Nell

**Holding company**

The holding company is Homeland Energy Corp, incorporated in the British Virgin Islands.

## HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED

## BALANCE SHEET AT 31 DECEMBER 2007

| | Notes | Group 2007 | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| **Non-current assets** | | 86,742,655 | 24,428,122 | 87,221,714 | 24,822,866 |
| Property, plant & equipment | 2 | 5,970,309 | 118,233 | 1,272,269 | 118,233 |
| Mineral properties | 3 | 46,061,059 | 16,711,122 | - | |
| Investments | 4 | - | - | 27,560,522 | 15,560,522 |
| Group loans receivable | 5 | 977,466 | 126,310 | 24,874,858 | 1,721,270 |
| Long-term deposits | | 2,024,761 | 318,000 | 2,024,761 | 318,000 |
| Deferred tax assets | 6 | 4,931,440 | 326,758 | 4,711,684 | 277,142 |
| Loans receivable | 7 | 26,777,620 | 6,827,699 | 26,777,620 | 6,827,699 |
| **Current assets** | | 14,646,189 | 3,183,126 | 12,669,164 | 2,910,056 |
| Other receivables & prepayments | 8 | 6,040,149 | 807,446 | 4,063,124 | 534,376 |
| Current portion of loan receivable | 7 | 2,771,279 | 654,711 | 2,771,279 | 654,711 |
| Bank and cash | 9 | 2,856,452 | 1,720,969 | 2,856,452 | 1,720,969 |
| Bank and cash under guarantee | | 2,978,309 | | 2,978,309 | |
| **Total assets** | | 101,388,844 | 27,611,248 | 99,890,878 | 27,732,922 |
| **Equity and liabilities** | | | | | |
| **Equity** | | (12,618,876) | (1,253,896) | (11,531,068) | (1,132,222) |
| Issued capital | 10 | 100 | 100 | 100 | 100 |
| Retained earnings | | (12,618,976) | (1,253,996) | (11,531,168) | (1,132,322) |
| **Non-current liabilities** | | 104,237,455 | 28,720,787 | 104,237,455 | 28,720,787 |
| Shareholders loans | 11 | 104,237,455 | 28,720,787 | 104,237,455 | 28,720,787 |
| **Current liabilities** | | 9,770,265 | 144,357 | 7,184,491 | 144,357 |
| Enviromental Obligation provision | 12 | 2,252,308 | - | - | - |
| Trade & other payables | 13 | 1,517,957 | 144,357 | 1,184,491 | 144,357 |
| Short-term borrowings | 14 | 6,000,000 | - | 6,000,000 | - |
| **Total equity and liabilities** | | 101,388,844 | 27,611,248 | 99,890,878 | 27,732,922 |

HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED

## INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007

| | Notes | Group 2007 R | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|---|
| Sales | | - | - | - | - |
| Income | | 439,041 | 1,370,098 | 722,577 | 1,370,098 |
| Expenses | | (16,408,703) | (2,951,014) | (15,555,965) | 2,779,562 |
| **Loss before taxation** | 15 | (15,969,662) | (1,580,916) | (14,833,388) | (1,409,464) |
| Taxation | 16 | 4,604,682 | 326,758 | 4,434,542 | 277,142 |
| **Net loss for the period** | | (11,364,980) | (1,254,158) | (10,398,846) | (1,132,322) |
| Attributable to: | | | | | |
| Equity holders of the parent | | (11,364,980) | (1,253,996) | | |
| Minority interest | | - | (162) | | |
| | | (11,364,980) | (1,254,158) | | |

HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED

## STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2007

### Group

| | Attributabe to equity shareholders of the parent | | | | |
|---|---|---|---|---|---|
| | Issued capital R | Retained earnings R | Total R | Minority interest R | Total R |
| Balance at 1 January 2006 | - | - | - | - | - |
| Net loss for the period | | (1,253,996) | (1,253,996) | (162) | (1,254,158) |
| Additional contributions received | 100 | | 100 | 162 | 262 |
| Balance at 1 January 2007 | 100 | (1,253,996) | (1,253,896) | - | (1,253,896) |
| Net loss for the period | | (11,364,980) | (11,364,980) | - | (11,364,980) |
| Balance at 31 December 2007 | 100 | (12,618,976) | (12,618,876) | - | (12,618,876) |

### Company

| | Issued capital R | Retained earnings R | Total R |
|---|---|---|---|
| Balance at 1 January 2006 | - | - | - |
| Net loss for the period | | (1,132,322) | (1,132,322) |
| Additional contributions received | 100 | | 100 |
| Balance at 1 January 2007 | 100 | (1,132,322) | (1,132,222) |
| Net loss for the period | | (10,398,846) | (10,398,846) |
| Balance at 31 December 2007 | 100 | (11,531,168) | (11,531,068) |

## HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED

## CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007

| | Notes | Group 2007 R | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|---|
| **Net cash flow operating activities** | | (13,487,405) | (3,874,755) | (10,980,640) | (3,430,233) |
| Cash utilised in operations | 17.1 | (11,964,883) | (3,608,118) | (9,996,362) | (3,163,596) |
| Interest received | | 184,333 | 51,363 | 722,577 | 51,363 |
| Interest paid | | (94) | - | (94) | - |
| Payment of long term deposit | | (1,706,761) | (318,000) | (1,706,761) | (318,000) |
| **Cash flows from investing activities** | | (55,313,579) | (24,317,750) | (23,517,912) | (7,606,628) |
| Purchase of property, plant & equipment | | (6,149,462) | (124,218) | (1,451,423) | (124,218) |
| Purchase of Mineral properties | | (27,097,628) | (16,711,122) | - | - |
| Granting of loans receivable | | (22,066,489) | (7,482,410) | (22,066,489) | (7,482,410) |
| **Cash flows from financing activities** | | 72,914,776 | 29,913,474 | 38,612,344 | 12,757,830 |
| Shares issued | | - | 100 | - | 100 |
| Proceeds from the issue of shares to minority shareholders | | - | 162 | - | - |
| Proceeds from shareholders loans | | 67,765,932 | 30,039,522 | 67,765,932 | 30,039,522 |
| Proceeds from short term borrowings | | 6,000,000 | - | 6,000,000 | - |
| Payment to group companies | | (851,156) | (126,310) | (23,153,588) | (1,721,270) |
| Payment made for investments | | - | - | (12,000,000) | (15,560,522) |
| **Net increase in cash & cash equivalents** | | 4,113,792 | 1,720,969 | 4,113,792 | 1,720,969 |
| **Cash and cash equivalents at beginning of period** | | 1,720,969 | - | 1,720,969 | - |
| **Cash and cash equivalents at end of period** | 17.2 | 5,834,761 | 1,720,969 | 5,834,761 | 1,720,969 |

**Accounting policies**

The consolidated financial statements of the company have been prepared in accordance with International Financial Reporting Standards (IFRSs). The principal accounting policies adopted in the preparation of these financial statements are set out below.

**1.1** *Basis of presentation*

The consolidated financial statements are presented in South African rands, rounded to the nearest rand and are prepared on the historical cost basis.

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, the disclosures of any contingent assets and liabilities as at the date of the financial statments, as well as the the reported amounts of expenses during the reporting period.

Significant areas where management judgment is applied are asset valuations, the recoverability of exploration and developement expenditures on mineral properties, the amount of proven and probable mineral reserves, the estimated fair value of assets acquired in recent business combinations, the amount of future site resortoration costs and contingent liabilities.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revision to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

**1.2** *Basis of consolidation*

The consolidated financial statements include the accounts of the Company and its wholly owned subsidaries Ferret Coal Holdings (Pty) Ltd and Corpclo 331 (Pty) Ltd as well as 50% owned subsidaries Nhlalala Mining (Pty) Ltd and Tshedza Mining Resources (Pty) Ltd.

The consolidated financial statements incorporate the assets, liabilities and results of the operations of the company and its subsidaries. The results of subsidiaries acquired and disposed of during the financial year are included from the effective dates of acquisition and to the effective dates of disposal.

Inter-group balances and transactions, and any unrealised gains arising from inter-group transactions, are eliminated in preparing the consolidated financial statements.

**1.3** *Business Combinations*

The acquisition of subsidaries is accounted for using the purchase method. The cost of acquisition is measured at the aggregate fair value at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued by the group for control of the acquiree, plus any costs directly attributable to the acquisition.

Any excess of the purchase consideration over the fair value of the net identifiable assets, liabilites and contingent liabilities of the acquired entity at the date of acquisition is recognised as goodwill.

**1.4** *Goodwill*

Goodwill is intially measured at cost. Subsequent measurement is at cost less accumalated impairment losses. Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

When the net fair value of the identifiable assets, liabilities and contingent liabilites of an acquired entity exceeds the purchase consideration, this excess is recognised in profit and loss immediately.

**1.5** *Property, plant & equipment*

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided for on a straight line basis, after taking into account the residual value of the asset, over its estimated useful lives. The estimated useful lives and residual values are reviewed on an annual basis.

**1.6** *Mineral properties*

Direct property acquisition costs, holding costs, field exploration and supervisory costs, and development costs relating to specific properties are capitalised and deferred until the property to which the costs directly relate is placed into production, at which time they wll be depreciated on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. Costs include the cash consideration paid and the fair market value of the shares issued, if any, on the acquisition of exploration properties Costs incurred for administration and general exploration that are not project specific, are charged to the income statement

A review of the capitalised costs is made on an annual basis and an impairment on the value is recognised based upon the stage of exploaration and / or development, work programs proposed, current exploration results and upon management's assessment of the future probability of profitable revenues from each property, or from the sale of the relevant property. The assessment of a property's estimated current fair market value may also be based upon review of other property transactions that have occurred in the same geographic area as that of the property under review. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete exploration and development and the future profitable production, or proceeds from disposition, of such properties.

**1.7** *Leases*

Leases under which the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Obligations incurred under operating leases are charged to the income statement in equal installments over the period of the lease, except when an alternative method is more representative of the time pattern from which benefits are derived.

Leases that transfer substantially all the risks and rewards of ownership of the underlying asset to the lessee are classified as finance leases. Assets acquired under finance lease agreements are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease, and depreciated over the expected useful life of the asset.

The capital element of future obligations under the finance lease is included as a liability in the balance sheet. Lease payments are allocated using the effective interest rate method to determine the lease finance cost, which is charged against income over the lease period, and the capital repayment, which reduces the liability to the lessor.

**1.8** *Impairments*

The carrying value of the assets is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is based on the higher of fair value less costs to sell and the assets value in use. An impairment loss is recognised in the income statement in the period when the recoverable value is less than the carrying value of the asset.

1.9 *Taxation*

Current taxation comprises of normal tax payable calculated on the basis of the estimated taxable income for the year, using the tax rates enacted at the balance sheet date.

Deferred taxation is based on temporary differences. Temporary differences arise when the carrying amounts of assets and liabilities for financial reporting purposes differs to the tax base of those assets and liabilities. Deferred taxation asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred taxation assets are reduced to the extent that it is not longer probable that the related tax benefit will be realised.

The effect on deferred taxation of a change in tax rate is recognised in income statement in the period the change in tax rate was enacted.

1.10 *Foreign currency transactions*

Foreign currency transactions are accounted for at the rates of exchange ruling on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Gains and losses arising from the settlement of such transactions or on translation of such balances are recognised in the income statement in the period in which they occur.

1.11 *Financial instruments*

Financial assets and financial liabilities are recognised on the company's balance sheet when the company has become a party to the contractual provisions of the instrument.

Financial instruments are intially measured at cost, which includes transaction cost. Subsequent to intial recognition these instruments are measured as set out below.

*Receivables*

Receivables are recognised and carried at cost less an allowance or any uncollectable amounts.

*Cash and cash equivelance*

Cash and cash equivalence are measured at fair value.

*Borrowings*

Borrowings are recorded at the proceeds received.

*Payables*

Payables are stated at their nominal values.

*Offsetting*

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when the company has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

*Comparative figures*

Where necessary, comparative figures have been adjusted to conform with any changes in presentation in the current year.

## 2. Property, plant & equipment

**Group**

| | Plant & Machinery R | Vehicles R | Offices R | Office Equipment R | Computer equipment R | Furniture & fittings R | Total R |
|---|---|---|---|---|---|---|---|
| Cost | | | | | | | |
| Balance at 1 January 2006 | - | - | - | - | - | - | - |
| Additions | - | - | - | - | 60,276 | 63,942 | 124,218 |
| Balance at 31 December 2006 | - | - | - | - | 60,276 | 63,942 | 124,218 |
| Additions | 4,768,501 | 813,783 | 85,679 | 15,254 | 444,021 | 22,225 | 6,149,463 |
| Balance at 31 December 2007 | 4,768,501 | 813,783 | 85,679 | 15,254 | 504,297 | 86,167 | 6,273,681 |
| Accumalated Depreciation | | | | | | | |
| Balance at 1 January 2006 | | | | | - | - | - |
| Depreciation | - | - | - | - | 4,209 | 1,776 | 5,985 |
| Balance at 31 December 2006 | - | - | - | - | 4,209 | 1,776 | 5,985 |
| Depreciation | 135,944 | 91,702 | - | 3,745 | 38,548 | 27,448 | 297,387 |
| Balance at 31 December 2007 | 135,944 | 91,702 | - | 3,745 | 42,757 | 29,224 | 303,372 |
| Carrying Value at 31 December 2006 | - | - | - | - | 56,067 | 62,166 | 118,233 |
| Carrying Value at 31 December 2007 | 4,632,557 | 722,081 | 85,679 | 11,509 | 461,540 | 56,943 | 5,970,309 |

## NOTES TO THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

**2. Property, plant and equipment continued.**

**Company**

| | Plant & Machinery R | Vehicles R | Offices R | Office Equipment R | Computer equipment R | Furniture & fittings R | Total R |
|---|---|---|---|---|---|---|---|
| Cost | | | | | | | |
| Balance at 1 January 2006 | - | - | - | - | - | - | - |
| Additions | - | - | - | - | 60,276 | 63,942 | 124,218 |
| Balance at 31 December 2006 | - | - | - | - | 60,276 | 63,942 | 124,218 |
| Additions | 489,400 | 813,783 | - | 15,254 | 110,761 | 22,225 | 1,451,423 |
| Balance at 31 December 2007 | 489,400 | 813,783 | - | 15,254 | 171,037 | 86,167 | 1,575,641 |
| Accumalated Depreciation | | | | | | | |
| Balance at 1 January 2006 | | | | | - | - | - |
| Depreciation | - | - | - | - | 4,209 | 1,776 | 5,985 |
| Balance at 31 December 2006 | - | - | - | - | 4,209 | 1,776 | 5,985 |
| Depreciation | 135,944 | 91,702 | - | 3,745 | 38,548 | 27,448 | 297,387 |
| Balance at 31 December 2007 | 135,944 | 91,702 | - | 3,745 | 42,757 | 29,224 | 303,372 |
| Carrying Value at 31 December 2006 | - | - | - | - | 56,067 | 62,166 | 118,233 |
| Carrying Value at 31 December 2007 | 353,456 | 722,081 | - | 11,509 | 128,280 | 56,943 | 1,272,269 |

**NOTES TO THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007**

**3. Mineral properties**

**Group**

| | Attributable to acquisition of subidary R | Consulting & Management R | Drilling & Analysis R | Infrastructure & Earthworks R | Surveying & Other R | Total R |
|---|---|---|---|---|---|---|
| Cost | | | | | | |
| Balance at 1 January 2006 | - | - | - | - | - | - |
| Additions | 15,560,322 | 1,125,800 | | | 25,000 | 16,711,122 |
| Balance at 31 December 2006 | 15,560,322 | 1,125,800 | - | - | 25,000 | 16,711,122 |
| Additions | 12,030,127 | 4,890,728 | 5,602,403 | 4,940,022 | 2,447,060 | 29,910,340 |
| Write off | | (68,006) | (485,135) | | (7,262) | (560,403) |
| Balance at 31 December 2007 | 27,590,449 | 5,948,522 | 5,117,268 | 4,940,022 | 2,464,798 | 46,061,059 |

The write off is in respect of exploration projects which have been stopped and will be returned to the Department of Mining & Energy.

| | Group 2007 R | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|
| **4. Investments** | | | | |
| Unlisted shares | | | | |
| Ferret Coal Holdings (Pty) Ltd<br>100 Ordinary shares | - | - | 13,000,000 | 13,000,000 |
| Nhlalala Mining (Pty) Ltd<br>50 Ordinary shares | - | - | 50 | 50 |
| Tshedza Mining Resources (Pty) Ltd<br>50 Ordinary shares | - | - | 2,560,472 | 2,560,472 |
| Corpclo 331 (Pty) Ltd<br>100 Ordinary shares | - | - | 12,000,000 | - |
| Shares at cost | - | - | 27,560,522 | 15,560,522 |
| Directors valuation | - | - | 27,560,522 | 15,560,522 |

50 Corpclo shares have been encumbered in terms of a sale of share agreement. Refer Note 14

| | Group 2007 R | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|
| **5. Group loans receivable** | | | | |
| Ferret Coal (Kendal) (Pty) Ltd | - | - | 13,223,730 | 616,843 |
| Nhlalala Mining (Pty) Ltd | - | - | 1,466,485 | 514,876 |
| Tshedza Mining Resources (Pty) Ltd | - | - | 7,731,659 | 463,241 |
| Corpclo 331 (Pty) Ltd | - | - | 1,475,518 | - |
| Homeland Energy (Swaziland) (Pty) Ltd | 672,732 | 115,130 | 672,732 | 115,130 |
| Homeland Energy (Botswana) (Pty) Ltd | 304,734 | 11,180 | 304,734 | 11,180 |
| | 977,466 | 126,310 | 24,874,858 | 1,721,270 |

The above loans are unsecured, interest free and repayable on demand of the lender. The lender however agrees not to request repayment before January 1, 2009, unless a suitable alternative source of finance has been arranged.

| | Group 2007 R | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|
| **6. Deferred tax assets** | | | | |
| Deferred tax asset at beginning of year | 326,758 | - | 277,142 | - |
| Credited to the income statement | 4,604,682 | 326,758 | 4,434,542 | 277,142 |
| Deferred tax asset at end of year | 4,931,440 | 326,758 | 4,711,684 | 277,142 |
| Deferred tax comprises of the following categories | | | | |
| Plant and equipment | 42,999 | 258 | 42,999 | 258 |
| Mineral properties | (6,881,426) | (107,300) | - | - |
| Foreign currency translation | 2,247,714 | (382,433) | 2,247,714 | (382,433) |
| Provisions | 52,960 | 6,315 | 52,960 | 6,315 |
| Estimated tax loss and unused CAPEX | 9,469,193 | 809,918 | 2,368,011 | 653,002 |
| Deferred tax asset | 4,931,440 | 326,758 | 4,711,684 | 277,142 |
| **7. Loans receivable** | | | | |
| Balance at beginning of year | 7,482,410 | - | 7,482,410 | - |
| Advances | 22,126,251 | 7,482,410 | 22,126,251 | 7,482,410 |
| Repayments | (63,851) | - | (63,851) | - |
| Interest | 4,089 | - | 4,089 | - |
| Balance at the end of the year | 29,548,899 | 7,482,410 | 29,548,899 | 7,482,410 |
| Transfer to current liabilities | (2,771,279) | (654,711) | (2,771,279) | (654,711) |
| | 26,777,620 | 6,827,699 | 26,777,620 | 6,827,699 |

Homeland Mining and Energy SA (Pty) Ltd. has entered into agreements with various companies that do or shall provide contract mining or other services to the Company's mineral properties in South Africa, in terms of which it has agreed to provide the financing for certain of the mining and other equipment that will be required. The above loans are repayable over the term of the related service agreement, and are collateralized by security over the particular asset financed. The Superior Drilling loan bears interest at 12.5% while the other loans were interest free during the period.

HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED

NOTES TO THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

| | | Group 2007 R | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|---|
| **8.** | **Other receivables & prepayments** | | | | |
| | Deposits | 297,873 | 196,431 | 108,425 | 108,425 |
| | Prepayments | 29,169 | 26,925 | 126,112 | 26,925 |
| | Value Added Taxation | 5,713,107 | 584,090 | 3,828,587 | 399,026 |
| | | 6,040,149 | 807,446 | 4,063,124 | 534,376 |
| **9.** | **Bank and cash** | | | | |
| | Bank and cash balances at year end comprise: | | | | |
| | Petty cash | 5,550 | 15,485 | 5,550 | 15,485 |
| | Current account | 2,628,846 | 1,685,186 | 2,628,846 | 1,685,186 |
| | Money market | 3,200,365 | 20,298 | 3,200,365 | 20,298 |
| | | 5,834,761 | 1,720,969 | 5,834,761 | 1,720,969 |
| | Bank and cash under guarantee | (2,978,309) | - | (2,978,309) | - |
| | | 2,856,452 | 1,720,969 | 2,856,452 | 1,720,969 |
| **10.** | **Issued capital** | | | | |
| | *Share capital* | | | | |
| | Authorised | | | | |
| | 1000 Ordinary shares of R1 each | 1,000 | 1,000 | 1,000 | 1,000 |
| | Issued | | | | |
| | 100 Ordinary shares of R1 each | 100 | 100 | 100 | 100 |
| | The unissued shares of the company are under the control of the directors until the forthcoming annual general meeting. | | | | |
| **11.** | **Shareholders loans** | | | | |
| | Homeland Energy Corp | 104,237,455 | 28,720,787 | 104,237,455 | 28,720,787 |

The above loan is unsecured, interest free and repayable on demand of the lender. The lender however agrees not to request repayment before January 1, 2009, unless a suitable alternative source of finance has been arranged.

| | | Group 2007 R | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|---|
| **12.** | **Enviromental Obligation Provision** | | | | |
| | Balance at beginning of year | - | - | - | - |
| | Provisions made during the period | 2,252,308 | - | - | - |
| | Balance at end of year | 2,252,308 | - | - | - |

A guarantee is held with First National Bank in favour of the Department of Minerals and Energy Affairs to the value of R2,252,308.

| | | Group 2007 R | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|---|
| **13.** | **Trade & other payables** | | | | |
| | Accruals | 1,335,335 | 122,580 | 1,001,870 | 122,580 |
| | Provision for leave pay | 182,621 | 21,777 | 182,621 | 21,777 |
| | | 1,517,956 | 144,357 | 1,184,491 | 144,357 |
| **14.** | **Short-term borrowings** | 6,000,000 | - | 6,000,000 | - |

The short term loan is repayable in the next 12 months, is interest free and is secured over 50 shares in Corpclo 331 (Pty) Ltd. Refer Note 4.

**15. Loss before taxation**

Loss from operations is arrived at after charging (crediting) the following:

| | Group 2007 R | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|
| Audit fees | 189,500 | - | 189,500 | - |
| Current year | 90,000 | - | 90,000 | - |
| Under provision prior years | 99,500 | - | 99,500 | - |
| Depreciation | 297,387 | 5,985 | 297,387 | 5,985 |
| Rentals in respect of operating leases | 325,344 | 26,925 | 325,344 | 26,925 |
| Interest received | (184,333) | (51,363) | (722,577) | (51,363) |
| Loss (gain) on foreign exchange translation | 7,750,736 | (1,318,735) | 7,750,736 | (1,318,735) |
| Write off of mineral property | 560,403 | - | - | - |

**16. Taxation**

| | Group 2007 R | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|
| SA Normal Taxation | | | | |
| Deferred taxation | 4,604,682 | 326,758 | 4,434,542 | 277,142 |

Taxation has not been provided as capital allowances resulted in an estimated assessable loss for the year and the entity as an unreedeemed capital expenditure which will both be available for set off against future taxable profits.

| | Group 2007 R | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|

## 17. Notes to the cash flow statement

### 17.1 Reconciliation of net loss before taxation to cash utilised in operations

| | Group 2007 R | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|
| **Net loss before taxation** | (15,969,662) | (1,580,916) | (14,833,388) | (1,409,464) |
| Adjustments for : | | | | |
| Depreciation | 297,387 | 5,985 | 297,387 | 5,935 |
| Loss (gain) on foreign exchange translation | 7,750,736 | (1,318,735) | 7,750,736 | (1,318,735) |
| Interest received | (184,333) | (51,363) | (722,577) | (51,363) |
| Interest paid | 94 | - | 94 | - |
| | (8,105,778) | (2,945,029) | (7,507,748) | (2,773,577) |
| Operating loss before working capital changes | | | | |
| Working capital changes | (3,859,105) | (663,089) | (2,488,614) | (390,019) |
| Increase in receivables | (5,232,705) | (807,446) | (3,528,748) | (534,376) |
| Increase in payables | 1,373,600 | 144,357 | 1,040,134 | 144,357 |
| | (11,964,883) | (3,608,118) | (9,996,362) | (3,163,596) |

### 17.2 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks and investments in money market instruments. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

| | Group 2007 R | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|
| Bank and cash | 2,856,452 | 1,720,969 | 2,856,452 | 1,720,969 |
| Bank and cash under guarantee | 2,978,309 | - | 2,978,309 | - |
| | 5,834,761 | 1,720,969 | 5,834,761 | 1,720,969 |

## 18. Events after balance sheet date

During March 2008 the Department of Mining and Energy granted a mining license to the company's sub-subsidary Ferret Coal (Kendal) (Pty) Ltd.

| | Group 2007 R | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|
| **19. Commitments and Contingent liabilities** | | | | |
| *Lease of premisis* | | | | |
| Future operating lease payments are as follows | | | | |
| Not later than 1 year | 320,856 | 325,344 | 320,856 | 325,344 |
| Later than 1 year and not later than 5 year | - | 320,856 | - | 320,856 |
| | 320,856 | 646,200 | 320,856 | 646,200 |

The operating leases is for the rental of an office building and is are subject to an escalation of 8% and 9% respectively. The leases are for a period of 2 years

*Surface Rights*

The company has entered into an agreement to purchase the surface rights in Witbank, South Africa which is dependent on Ferret Coal (Kendal) (Pty) Ltd obtaining their mining license.

The purchase price is R 4,800,000 of which R2,000,000 has already been paid as deposit.

## 20. Related party disclosure

*Subsidaries*

The consolidated financial statements include the financial statements of Homeland Mining & Energy SA (Pty) Ltd and the subsidaries listed below

| Name | Country of incorporation | % equity held |
|---|---|---|
| Ferret Coal Holdings (Pty) Ltd | South Africa | 100 |
| Corplco 331 (Pty) Ltd | South Africa | 100 |
| Tshedza Mining Resources (Pty) Ltd | South Africa | 50 |
| Nhlalala Mining (Pty) Ltd | South Africa | 50 |

Balances with the above companies have been disclosed in note 5

*The parent company - Homeland Energy Corp*

Balances with the holding company has been disclosed in note 11

**20. Related party disclosure continued**

*Fellow Subsidaries*

| Name | Country of incorporation |
|---|---|
| Homeland Energy (Swaziland) (Pty) Ltd | Swaziland |
| Homeland Energy (Botswana) (Pty) Ltd | Botswana |

Balances with the above companies have been disclosed in note 5

*Sub subsidaries*

Through the entity's share holding in Ferret Coal Holdings the following are sub subsidaries of the entity

| Name | Country of incorporation | Effective % equity held |
|---|---|---|
| Ferret Coal (Kendal) (Pty) Ltd | South Africa | 74 |
| Manoka Mining (Pty) Ltd | South Africa | 65 |

Balances with the above companies have been disclosed in note 5

HOMELAND MINING & ENERGY SA (PROPRIETARY) LIMITED

## DETAILED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007

| | Group 2007 R | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|
| Income | 439,041 | 1,370,098 | 722,577 | 1,370,098 |
| Recoveries from clean up | 239,368 | - | - | - |
| Gain on Forex Translation | - | 1,318,735 | - | 1,318,735 |
| Interest Received | 184,333 | 51,363 | 722,577 | 51,363 |
| Sundry income | 15,340 | - | - | - |
| Total Income | 439,041 | 1,370,098 | 722,577 | 1,370,098 |
| Expenses | 16,408,703 | 2,951,014 | 15,555,965 | 2,779,562 |
| Accounting Fees | 202,102 | - | 202,102 | - |
| Bank Charges | 45,600 | 4,590 | 45,602 | 4,590 |
| Cleaning | 14,032 | - | 14,032 | - |
| Computer Expenses | 24,985 | 18,648 | 24,985 | 18,648 |
| Conferences | 74,028 | - | 74,028 | - |
| Consulting Fees | 858,718 | 244,907 | 858,718 | 73,816 |
| Cost of Sales / Purchases | - | 1,416,250 | - | 1,416,250 |
| Courier & Postage | 11,152 | 34 | 11,152 | 34 |
| Depreciation | 297,387 | 5,985 | 297,387 | 5,985 |
| Directors Remuneration | - | 203,000 | - | 203,000 |
| Donations | 30,000 | 15,000 | 30,000 | 15,000 |
| Electricity & Water | 41,333 | - | 4,447 | - |
| Entertainment Expenses | 115,896 | 6,261 | 101,196 | 6,261 |
| General Expenses | 75,124 | 14,005 | 52,574 | 14,005 |
| Insurance | 34,150 | - | 34,150 | - |
| Interest Paid | 94 | - | 94 | - |
| Legal Fees | 849,635 | 189,164 | 830,596 | 188,803 |
| Loss on Forex Translation | 7,750,736 | - | 7,750,736 | - |
| Motor Vehicle Expenses | 177,304 | - | 177,304 | - |
| Obligation to Old orde owners | - | 250,000 | - | 250,000 |
| Printing & Stationery | 45,850 | 370 | 45,850 | 370 |
| Rent Paid | 228,486 | 26,925 | 228,486 | 26,925 |
| Repairs & Maintenance | 5,465 | - | 5,465 | - |
| Salaries & Wages | 3,953,977 | 431,564 | 3,953,977 | 431,564 |
| Security | 155,286 | - | 3,583 | - |
| Staff welfare | 139,200 | - | 139,200 | - |
| Subscriptions | 13,128 | - | 13,128 | - |
| Telephone & Fax | 579,338 | 421 | 125,294 | 421 |
| Travel & Accommodation | 125,294 | 123,890 | 531,879 | 123,890 |
| Write off of mineral property | 560,403 | - | - | - |
| **Loss before taxation** | (15,969,662) | (1,580,916) | (14,833,388) | (1,409,464) |

# NHLALALA MINING (PROPRIETARY) LIMITED

(Registration No 2006/024650/07)

ANNUAL FINANCIAL STATEMENTS

31 DECEMBER 2007

**NHLALALA MINING (PROPRIETARY) LIMITED**

**ANNUAL FINANCIAL STATEMENTS**
**31 DECEMBER 2007**

The following reports and statements are presented in compliance with the Companies Act:



The supplementary statement does not form part of the annual financial statements and is presented solely for the information of management. Accordingly, the auditors do not express an opinion on these schedules.



**Approval and statement of responsibility**

The annual financial statements set out on pages 1 to 9 are the responsibility of the directors and have been approved by the Board of Directors on 28 March 2008 and are signed on their behalf by:

______________________________

______________________________

NHLALALA MINING (PROPRIETARY) LIMITED

# DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2007

The directors have pleasure in presenting their report on the activities of the company for the year ended 31 December 2007.

## General review

The company continued to evaluate and explore mineral resources and will operate in the coal mining industry.

## Financial results

The results of the company for the year under review are fully set out in the attached financial statements and require no further comment.

## Events since accounting date

There have been no material fact or circumstance which has occurred between the accounting date and the date of this report.

## Dividends

No dividends were declared or proposed during the year under review.

## Share capital

There has been no changes in share capital in the year under review

## Directors & secretary

The directors of the company during the accounting period and up to the date of this report were as follows:

S E Coates (Canadian)
A T Griffis (Canadian)
OR Siweya
J Masindi

## Holding company

The holding company is Homeland Mining and Energy SA (Pty) Ltd and the ultimate holding company is Homeland Energy Corp, incorporated in the British Virgin Islands.

NHLALALA MINING (PROPRIETARY) LIMITED

## BALANCE SHEET AT 31 DECEMBER 2007

| | Notes | 2007<br>R | 2006<br>R |
|---|---|---|---|
| **Assets** | | | |
| **Non-current assets** | | | |
| Mineral properties | 2 | 1,326,956 | 382,900 |
| **Current assets** | | | |
| Other receivables & prepayments | 3 | 139,259 | 80,341 |
| **Total assets** | | 1,466,215 | 463,241 |
| **Equity and liabilities** | | | |
| **Equity** | | (270) | - |
| Issued capital | 4 | 100 | 100 |
| Retained earnings | | (370) | (100) |
| **Non-current liabilities** | | | |
| Shareholders loans | 5 | 1,466,485 | 463,241 |
| **Total equity and liabilities** | | 1,466,215 | 463,241 |

NHLALALA MINING (PROPRIETARY) LIMITED

**INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007**

| | 2007<br>R | 2006<br>R |
|---|---|---|
| Expenses | (270) | 100 |
| **Net loss for the period** | (270) | (100) |

NHLALALA MINING (PROPRIETARY) LIMITED

## STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2007

| | Issued capital R | Retained earnings R | Total R |
|---|---|---|---|
| Balance at 1 January 2006 | - | - | - |
| Net loss for the period | | (100) | (100) |
| Additional contributions received | 100 | | 100 |
| Balance at 1 January 2007 | 100 | (100) | - |
| Net loss for the period | | (270) | (270) |
| Balance at 31 December 2007 | 100 | (370) | (270) |

**Accounting policies**

The financial statements of the company have been prepared in accordance with International Financial Reporting Standards (IFRSs). The principal accounting policies adopted in the preparation of these financial statements are set out below.

**1.1** *Basis of presentation*

The financial statements are presented in South African rands, rounded to the nearest rand and are prepared on the historical cost basis.

The preparation of the financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, the disclosures of any contingent assets and liabilities as at the date of the financial statments, as well as the the reported amounts of expenses during the reporting period.

Significant areas where management judgment is applied are asset valuations, the recoverability of exploration and developement expenditures on mineral properties, the amount of proven and probable mineral reserves, the estimated fair value of assets acquired in recent business combinations, the amount of future site resortoration costs and contingent liabilities.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revision to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

**1.2** *Mineral properties*

Direct property acquisition costs, holding costs, field exploration and supervisory costs, and development costs relating to specific properties are capitalised and deferred until the property to which the costs directly relate is placed into production, at which time they wll be depreciated on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. Costs include the cash consideration paid and the fair market value of the shares issued, if any, on the acquisition of exploration properties Costs incurred for administration and general exploration that are not project specific, are charged to the income statement

A review of the capitalised costs is made on an annual basis and an impairment on the value is recognised based upon the stage of exploaration and / or development, work programs proposed, current exploration results and upon management's assessment of the future probability of profitable revenues from each property, or from the sale of the relevant property. The assessment of a property's estimated current fair market value may also be based upon review of other property transactions that have occurred in the same geographic area as that of the property under review. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete exploration and development and the future profitable production, or proceeds from disposition, of such properties.

**1.3** *Impairments*

The carrying value of the assets is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is based on the higher of fair value less costs to sell and the assets value in use. An impairment loss is recognised in the income statement in the period when the recoverable value is less than the carrying value of the asset.

**1.4** *Taxation*

Current taxation comprises of normal tax payable calculated on the basis of the estimated taxable income for the year, using the tax rates enacted at the balance sheet date.

Deferred taxation is based on temporary differences. Temporary differences arise when the carrying amounts of assets and liabilities for financial reporting purposes differs to the tax base of those assets and liabilities. Deferred taxation asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred taxation assets are reduced to the extent that it is not longer probable that the related tax benefit will be realised.

The effect on deferred taxation of a change in tax rate is recognised in income statement in the period the change in tax rate was enacted.

**1.5** *Financial instruments*

Financial assets and financial liabilities are recognised on the company's balance sheet when the company has become a party to the contractual provisions of the instrument.

Financial instruments are intially measured at cost, which includes transaction cost. Subsequent to intial recognition these instruments are measured as set out below.

*Receivables*

Receivables are recognised and carried at cost less an allowance or any uncollectable amounts.

*Borrowings*

Borrowings are recorded at the proceeds received.

*Offsetting*

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when the company has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

**1.6** *Comparative figures*

Where necessary, comparative figures have been adjusted to conform with any changes in presentation in the current year.

**2. Mineral properties**

**Group**

| | Consulting & Management R | Drilling & Analysis R | Surveying & Other R | Total R |
|---|---|---|---|---|
| Cost | | | | |
| Balance at 1 January 2006 | - | - | - | - |
| Additions | 382,900 | - | - | 382,900 |
| Balance at 31 December 2006 | 382,900 | - | - | 382,900 |
| Additions | 703,630 | 230,516 | 9,910 | 944,056 |
| Balance at 31 December 2007 | 1,086,530 | 230,515 | 9,910 | 1,326,956 |

## NOTES TO THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

| | | 2007<br>R | 2006<br>R |
|---|---|---|---|
| **3.** | **Other receivables & prepayments** | | |
| | Deposits | 31,235 | 26,735 |
| | Value Added Taxation | 108,024 | 53,606 |
| | | 139,259 | 80,341 |
| **4.** | **Issued capital** | | |
| | *Share capital* | | |
| | Authorised | | |
| | 1000 Ordinary shares of R1 each | 1,000 | 1,000 |
| | Issued | | |
| | 100 Ordinary shares of R1 each | 100 | 100 |

The unissued shares of the company are under the control of the directors until the forthcoming annual general meeting.

| | | 2007<br>R | 2006<br>R |
|---|---|---|---|
| **5.** | **Shareholders loans** | | |
| | Homeland Mining & Energy SA (Pty) Ltd | 1,466,485 | 463,241 |

The above loan is unsecured, interest free and repayable on demand of the lender. The lender however agrees not to request repayment before January 2009, unless a suitable alternative source of finance has been arranged.

**6. Taxation**

Taxation has not been provided as capital allowances resulted in an estimated assessable loss for the year and the entity as an unreedeemed capital expenditure which will both be available for set off against future taxable profits.

**7. Events after balance sheet date**

There have been no material fact or circumstance which has occurred between the accounting date and the date of this report.

**8. Cash flow statement**

No cash flow statement has been prepared as the company does not have cash and cash equivalence as all transactions are taken through an inter-company loan account with Homeland Mining & Energy SA (Pty) Ltd

## 9. Related party disclosure

*The parent company - Homeland Mining & Energy SA (Pty) Ltd*

Balances with the holding company has been disclosed in note 5

*The ultimate parent company - Homeland Energy Corp, incorporated in the British Virgin Islands*

No transactions took place between the company and the ultimate holding company.

*Fellow Subsidaries*

| Name | Country of incorporation |
|---|---|
| Ferret Coal Holdings (Pty) Ltd | South Africa |
| Ferret Coal (Kendal) (Pty) Ltd | South Africa |
| Manoka Mining (Pty) Ltd | South Africa |
| Corplco 331 (Pty) Ltd | South Africa |
| Tshedza Mining Resources (Pty) Ltd | South Africa |
| Homeland Energy (Swaziland) (Pty) Ltd | Swaziland |
| Homeland Energy (Botswana) (Pty) Ltd | Botswana |

No transactions took place between the company and the fellow subsidaries

NHLALALA MINING (PROPRIETARY) LIMITED

**DETAILED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007**

| | 2007<br>R | 2006<br>R |
|---|---|---|
| Expenses | 270 | 100 |
| General Expenses | 270 | - |
| Legal Fees | - | 100 |
| **Loss before taxation** | (270) | (100) |

**TSHEDZA MINING RESOURCES (PROPRIETARY) LIMITED**
(Registration No 2006/037954/07)

ANNUAL FINANCIAL STATEMENTS

31 DECEMBER 2007

**TSHEDZA MINING RESOURCES (PROPRIETARY) LIMITED**

**ANNUAL FINANCIAL STATEMENTS**
**31 DECEMBER 2007**

The following reports and statements are presented in compliance with the Companies Act:



The supplementary statement does not form part of the annual financial statements and is presented solely for the information of management. Accordingly, the auditors do not express an opinion on these schedules.



**Approval and statement of responsibility**

The annual financial statements set out on pages 1 to 9 are the responsibility of the directors and have been approved by the Board of Directors on 28 March 2008 and are signed on their behalf by:

______________________________

______________________________

**TSHEDZA MINING RESOURCES (PROPRIETARY) LIMITED**

**DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2007**

The directors have pleasure in presenting their report on the activities of the company for the year ended 31 December 2007.

**General review**

The company continued to evaluate and explore mineral resources and will operate in the coal mining industry.

**Financial results**

The results of the company for the year under review are fully set out in the attached financial statements and require no further comment.

**Events since accounting date**

There have been no material fact or circumstance which has occurred between the accounting date and the date of this report.

**Dividends**

No dividends were declared or proposed during the year under review.

**Share capital**

There has been no changes in share capital in the year under review

**Directors & secretary**

The directors of the company during the accounting period and up to the date of this report were as follows:

S E Coates (Canadian)
A T Griffis (Canadian)
OR Siweya
J Masindi

**Holding company**

The holding company is Homeland Mining and Energy SA (Pty) Ltd and the ultimate holding company is Homeland Energy Corp, incorporated in the British Virgin Islands.

TSHEDZA MINING RESOURCES (PROPRIETARY) LIMITED

BALANCE SHEET AT 31 DECEMBER 2007

| | Notes | 2007<br>R | 2006<br>R |
|---|---|---|---|
| **Assets** | | | |
| **Non-current assets** | | 6,566,935 | 397,900 |
| Mineral properties | 2 | 6,564,432 | 397,900 |
| Deferred taxation | 3 | 2,503 | - |
| **Current assets** | | | |
| Other receivables & prepayments | 4 | 836,778 | 116,976 |
| **Total assets** | | 7,403,713 | 514,876 |
| **Equity and liabilities** | | | |
| **Equity** | | (566,532) | - |
| Issued capital | 5 | 100 | 100 |
| Retained earnings | | (566,632) | (100) |
| **Non-current liabilities** | | | |
| Shareholders loans | 6 | 7,731,659 | 514,876 |
| **Current liabilities** | | | |
| Trade & other payables | 7 | 238,586 | - |
| **Total equity and liabilities** | | 7,403,713 | 514,876 |

TSHEDZA MINING RESOURCES (PROPRIETARY) LIMITED

INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007

| | Notes | 2007<br>R | 2006<br>R |
|---|---|---|---|
| Expenses | | (569,035) | 100 |
| **Loss before taxation** | 8 | (569,035) | (100) |
| Taxation | 9 | 2,503 | - |
| **Net loss for the period** | | (566,532) | (100) |

TSHEDZA MINING RESOURCES (PROPRIETARY) LIMITED

## STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2007

| | Issued capital R | Retained earnings R | Total R |
|---|---|---|---|
| Balance at 1 January 2006 | - | - | - |
| Net loss for the period | | (100) | (100) |
| Additional contributions received | 100 | | 100 |
| Balance at 1 January 2007 | 100 | (100) | - |
| Net loss for the period | | (566,532) | (566,532) |
| Balance at 31 December 2007 | 100 | (566,632) | (566,532) |

**Accounting policies**

The financial statements of the company have been prepared in accordance with International Financial Reporting Standards (IFRSs). The principal accounting policies adopted in the preparation of these financial statements are set out below.

**1.1** *Basis of presentation*

The financial statements are presented in South African rands, rounded to the nearest rand and are prepared on the historical cost basis.

The preparation of the financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, the disclosures of any contingent assets and liabilities as at the date of the financial statments, as well as the the reported amounts of expenses during the reporting period.

Significant areas where management judgment is applied are asset valuations, the recoverability of exploration and developement expenditures on mineral properties, the amount of proven and probable mineral reserves, the estimated fair value of assets acquired in recent business combinations, the amount of future site resortoration costs and contingent liabilities.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revision to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

**1.2** *Mineral properties*

Direct property acquisition costs, holding costs, field exploration and supervisory costs, and development costs relating to specific properties are capitalised and deferred until the property to which the costs directly relate is placed into production, at which time they wll be depreciated on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. Costs include the cash consideration paid and the fair market value of the shares issued, if any, on the acquisition of exploration properties Costs incurred for administration and general exploration that are not project specific, are charged to the income statement

A review of the capitalised costs is made on an annual basis and an impairment on the value is recognised based upon the stage of exploaration and / or development, work programs proposed, current exploration results and upon management's assessment of the future probability of profitable revenues from each property, or from the sale of the relevant property. The assessment of a property's estimated current fair market value may also be based upon review of other property transactions that have occurred in the same geographic area as that of the property under review. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete exploration and development and the future profitable production, or proceeds from disposition, of such properties.

**1.3** *Impairments*

The carrying value of the assets is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is based on the higher of fair value less costs to sell and the assets value in use. An impairment loss is recognised in the income statement in the period when the recoverable value is less than the carrying value of the asset.

**1.4** *Taxation*

Current taxation comprises of normal tax payable calculated on the basis of the estimated taxable income for the year, using the tax rates enacted at the balance sheet date.

Deferred taxation is based on temporary differences. Temporary differences arise when the carrying amounts of assets and liabilities for financial reporting purposes differs to the tax base of those assets and liabilities. Deferred taxation asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred taxation assets are reduced to the extent that it is not longer probable that the related tax benefit will be realised.

The effect on deferred taxation of a change in tax rate is recognised in income statement in the period the change in tax rate was enacted.

**1.5** *Financial instruments*

Financial assets and financial liabilities are recognised on the company's balance sheet when the company has become a party to the contractual provisions of the instrument.

Financial instruments are intially measured at cost, which includes transaction cost. Subsequent to intial recognition these instruments are measured as set out below.

*Receivables*

Receivables are recognised and carried at cost less an allowance or any uncollectable amounts.

*Borrowings*

Borrowings are recorded at the proceeds received.

*Payables*

Payables are stated at their nominal values.

*Offsetting*

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when the company has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

**1.6** *Comparative figures*

Where necessary, comparative figures have been adjusted to conform with any changes in presentation in the current year.

**TSHEDZA MINING RESOURCES (PROPRIETARY) LIMITED**

**NOTES TO THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007**

**2. Mineral properties**

| | Consulting & Management R | Drilling & Analysis R | Infrastructure & Earthworks R | Surveying & Other R | Total R |
|---|---|---|---|---|---|
| Cost | | | | | |
| Balance at 1 January 2006 | - | - | - | - | - |
| Additions | 372,900 | - | - | 25,000 | 397,900 |
| Balance at 31 December 2006 | 372,900 | - | - | 25,000 | 397,900 |
| Additions | 1,645,844 | 4,881,848 | 110,463 | 88,780 | 6,726,935 |
| Write off | (68,006) | (485,135) | | (7,262) | (560,403) |
| Balance at 31 December 2007 | 1,950,738 | 4,396,712 | 110,463 | 106,518 | 6,564,432 |

The write off is in respect of exploration projects which have been stopped and will be returned to the Department of Mining & Energy.

## NOTES TO THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

| | | 2007 R | 2006 R |
|---|---|---|---|
| **3.** | **Deferred taxation** | | |
| | Deferred tax asset at beginning of year | - | - |
| | Credited to the income statement | 2,503 | - |
| | Deferred tax asset at end of year | 2,503 | - |
| | Deferred tax comprises of the following categories | | |
| | Mineral properties | (2,066,202) | - |
| | Estimated tax loss and unused CAPEX | 2,068,705 | - |
| | Deferred tax asset | 2,503 | - |
| **4.** | **Other receivables & prepayments** | | |
| | Deposits | 61,270 | 61,270 |
| | Value Added Taxation | 775,508 | 55,706 |
| | | 836,778 | 116,976 |
| **5.** | **Issued capital** | | |
| | *Share capital* | | |
| | Authorised | | |
| | 1000 Ordinary shares of R1 each | 1,000 | 1,000 |
| | Issued | | |
| | 100 Ordinary shares of R1 each | 100 | 100 |

The unissued shares of the company are under the control of the directors until the forthcoming annual general meeting.

| | | 2007 R | 2006 R |
|---|---|---|---|
| **6.** | **Shareholders loans** | | |
| | Homeland Mining & Energy SA (Pty) Ltd | 7,731,659 | 514,876 |

The above loan is unsecured, interest free and repayable on demand of the lender. The lender however agrees not to request repayment before January 2009, unless a suitable alternative source of finance has been arranged.

| | | 2007 R | 2006 R |
|---|---|---|---|
| **7.** | **Trade & other payables** | | |
| | Accruals | 238,586 | - |
| **8.** | **Loss before taxation** | | |

Loss from operations is arrived at after charging (crediting) the following:

| | 2007 R | 2006 R |
|---|---|---|
| Write off of mineral property | 560,403 | - |

| | 2007<br>R | 2006<br>R |
|---|---|---|
| **9. Taxation** | | |
| SA Normal Taxation | | |
| Deferred taxation | 2,503 | - |

Taxation has not been provided as capital allowances resulted in an estimated assessable loss for the year and the entity as an unreedeemed capital expenditure which will both be available for set off against future taxable profits.

**10. Events after balance sheet date**

There have been no material fact or circumstance which has occurred between the accounting date and the date of this report.

**11. Cash flow statement**

No cash flow statement has been prepared as the company does not have cash and cash equivalence as all transactions are taken through an inter-company loan account with Homeland Mining & Energy SA (Pty) Ltd

**12. Related party disclosure**

*The parent company - Homeland Mining & Energy SA (Pty) Ltd*

Balances with the holding company has been disclosed in note 6

*The ultimate parent company - Homeland Energy Corp, incorporated in the British Virgin Islands*

No transactions took place between the company and the ultimate holding company.

*Fellow Subsidaries*

| Name | Country of incorporation |
|---|---|
| Ferret Coal Holdings (Pty) Ltd | South Africa |
| Ferret Coal (Kendal) (Pty) Ltd | South Africa |
| Manoka Mining (Pty) Ltd | South Africa |
| Corplco 331 (Pty) Ltd | South Africa |
| Nhlalala Mining (Pty) Ltd | South Africa |
| Homeland Energy (Swaziland) (Pty) Ltd | Swaziland |
| Homeland Energy (Botswana) (Pty) Ltd | Botswana |

No transactions took place between the company and the fellow subsidaries

TSHEDZA MINING RESOURCES (PROPRIETARY) LIMITED

## DETAILED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007

| | 2007 R | 2006 R |
|---|---|---|
| Expenses | 569,035 | 100 |
| Entertainment Expenses | 8,362 | - |
| General Expenses | 270 | - |
| Legal Fees | - | 100 |
| Write off of mineral property | 560,403 | - |
| **Loss before taxation** | (569,035) | (100) |

**FERRET COAL HOLDINGS (PROPRIETARY) LIMITED**
(Registration No 2006/014738/07)

CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

31 DECEMBER 2007

**FERRET COAL HOLDINGS (PTY) LTD**

**ANNUAL FINANCIAL STATEMENTS**
**31 DECEMBER 2007**

The following reports and statements are presented in compliance with the Companies Act:



The supplementary statement does not form part of the annual financial statements and is presented solely for the information of management. Accordingly, the auditors do not express an opinion on these schedules.



**Approval and statement of responsibility**

The annual financial statements set out on pages 1 to 18 are the responsibility of the directors and have been approved by the Board of Directors on 28 March 2008 and are signed on their behalf by:

________________________

________________________

**FERRET COAL HOLDINGS (PTY) LTD**

**DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2007**

The directors have pleasure in presenting their report on the activities of the company for the year ended 31 December 2007.

**General review**

The company operated as a holding company of subsidiries in the coal mining industry.

**Financial results**

The results of the company for the year under review are fully set out in the attached financial statements and require no further comment.

**Events since accounting date**

During March 2008 the Department of Mining and Energy granted a mining license to the company's subsidary Ferret Coal (Kendal) (Pty) Ltd.

**Dividends**

No dividends were declared or proposed during the year under review.

**Share capital**

There has been no changes in share capital in the year under review

**Directors & secretary**

The directors of the company during the accounting period and up to the date of this report were as follows:

S E Coates (Canadian)
A T Griffis (Canadian)
M E Nell

**Holding company**

The holding company is Homeland Energy Corp, incorporated in the British Virgin Islands.

FERRET COAL HOLDINGS (PTY) LTD

BALANCE SHEET AT 31 DECEMBER 2007

| | Notes | Group 2007 | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| **Non-current assets** | | 14,117,981 | 419,616 | 139 | 139 |
| Property, plant & equipment | 2 | 4,315,061 | - | - | - |
| Mineral properties | 3 | 9,610,005 | 370,000 | - | - |
| Investments | 4 | - | - | 139 | 139 |
| Deferred tax assets | 5 | 192,915 | 49,616 | - | - |
| **Current assets** | | | | | |
| Other receivables & prepayments | 6 | 951,841 | 75,752 | - | - |
| **Total assets** | | 15,069,822 | 495,368 | 139 | 139 |
| **Equity and liabilities** | | | | | |
| **Equity** | | (491,348) | (121,475) | 139 | 139 |
| Issued capital | 7 | 100 | 100 | 100 | 100 |
| Retained earnings | | (491,448) | (121,575) | 39 | 39 |
| **Non-current liabilities** | | | | - | - |
| Group loans payable | 8 | 13,223,730 | 616,843 | | |
| **Current liabilities** | | 2,337,440 | - | - | - |
| Enviromental Obligation provision | 9 | 2,252,308 | - | - | - |
| Trade & other payables | 10 | 85,132 | - | - | - |
| **Total equity and liabilities** | | 15,069,822 | 495,368 | 139 | 139 |

FERRET COAL HOLDINGS (PTY) LTD

INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007

| | Notes | Group 2007 R | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|---|
| Income | | 254,708 | - | - | 39 |
| Expenses | | (767,880) | (171,190) | - | - |
| **(Loss) profit before taxation** | 11 | (513,172) | (171,190) | - | 39 |
| Taxation | 12 | 143,299 | 49,616 | - | - |
| **(Loss) profit for the year** | | (369,873) | (121,574) | - | 39 |
| Attributable to: | | | | | |
| Equity holders of the parent | | (369,873) | (121,575) | | |
| Minority interest | | - | (61) | | |
| | | (369,873) | (121,636) | | |

FERRET COAL HOLDINGS (PTY) LTD

## STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2007

### Group

| | Attributabe to equity shareholders of the parent | | | | |
|---|---|---|---|---|---|
| | **Issued capital R** | **Retained earnings R** | **Total R** | **Minority interest R** | **Total R** |
| Balance at 1 January 2006 | - | - | - | - | - |
| Net loss for the period | | (121,575) | (121,575) | (61) | (121,636) |
| Additional contributions received | 100 | | 100 | 61 | 161 |
| Balance at 1 January 2007 | 100 | (121,575) | (121,475) | - | (121,475) |
| Net loss for the period | | (369,873) | (369,873) | - | (369,873) |
| Balance at 31 December 2007 | 100 | (491,448) | (491,348) | - | (491,348) |

### Company

| | **Issued capital R** | **Retained earnings R** | **Total R** |
|---|---|---|---|
| Balance at 1 January 2006 | - | - | - |
| Net profit for the period | | 39 | 39 |
| Additional contributions received | 100 | | 100 |
| Balance at 1 January 2007 | 100 | 39 | 139 |
| Net profit for the period | | - | - |
| Balance at 31 December 2007 | 100 | 39 | 139 |

**Accounting policies**

The consolidated financial statements of the company have been prepared in accordance with International Financial Reporting Standards (IFRSs). The principal accounting policies adopted in the preparation of these financial statements are set out below.

**1.1** *Basis of presentation*

The consolidated financial statements are presented in South African rands, rounded to the nearest rand and are prepared on the historical cost basis.

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, the disclosures of any contingent assets and liabilities as at the date of the financial statments, as well as the the reported amounts of expenses during the reporting period.

Significant areas where management judgment is applied are asset valuations, the recoverability of exploration and developement expenditures on mineral properties, the amount of proven and probable mineral reserves, the estimated fair value of assets acquired in recent business combinations, the amount of future site resortoration costs and contingent liabilities.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revision to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

**1.2** *Basis of consolidation*

The consolidated financial statements include the accounts of the Company and its subsidaries Ferret Coal (Kendal) (Pty) Ltd and Manoka Mining (Pty) Ltd.

The consolidated financial statements incorporate the assets, liabilities and results of the operations of the company and its subsidaries. The results of subsidiaries acquired and disposed of during the financial year are included from the effective dates of acquisition and to the effective dates of disposal.

Inter-group balances and transactions, and any unrealised gains arising from inter-group transactions, are eliminated in preparing the consolidated financial statements.

**1.3** *Business Combinations*

The acquisition of subsidaries is accounted for using the purchase method. The cost of acquisition is measured at the aggregate fair value at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued by the group for control of the acquiree, plus any costs directly attributable to the acquisition.

Any excess of the purchase consideration over the fair value of the net identifiable assets, liabilites and contingent liabilities of the acquired entity at the date of acquisition is recognised as goodwill.

**1.4** *Goodwill*

Goodwill is intially measured at cost. Subsequent measurement is at cost less accumalated impairment losses. Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

When the net fair value of the identifiable assets, liabilities and contingent liabilites of an acquired entity exceeds the purchase consideration, this excess is recognised in profit and loss immediately.

**1.5** *Property, plant & equipment*

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided for on a straight line basis, after taking into account the residual value of the asset, over its estimated useful lives. The estimated useful lives and residual values are reviewed on an annual basis.

**1.6** *Mineral properties*

Direct property acquisition costs, holding costs, field exploration and supervisory costs, and development costs relating to specific properties are capitalised and deferred until the property to which the costs directly relate is placed into production, at which time they wll be depreciated on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. Costs include the cash consideration paid and the fair market value of the shares issued, if any, on the acquisition of exploration properties Costs incurred for administration and general exploration that are not project specific, are charged to the income statement

A review of the capitalised costs is made on an annual basis and an impairment on the value is recognised based upon the stage of exploaration and / or development, work programs proposed, current exploration results and upon management's assessment of the future probability of profitable revenues from each property, or from the sale of the relevant property. The assessment of a property's estimated current fair market value may also be based upon review of other property transactions that have occurred in the same geographic area as that of the property under review. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete exploration and development and the future profitable production, or proceeds from disposition, of such properties.

**1.7** *Impairments*

The carrying value of the assets is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is based on the higher of fair value less costs to sell and the assets value in use. An impairment loss is recognised in the income statement in the period when the recoverable value is less than the carrying value of the asset.

**1.8** *Taxation*

Current taxation comprises of normal tax payable calculated on the basis of the estimated taxable income for the year, using the tax rates enacted at the balance sheet date.

Deferred taxation is based on temporary differences. Temporary differences arise when the carrying amounts of assets and liabilities for financial reporting purposes differs to the tax base of those assets and liabilities. Deferred taxation asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred taxation assets are reduced to the extent that it is not longer probable that the related tax benefit will be realised.

The effect on deferred taxation of a change in tax rate is recognised in income statement in the period the change in tax rate was enacted.

1.9 *Financial instruments*

Financial assets and financial liabilities are recognised on the company's balance sheet when the company has become a party to the contractual provisions of the instrument.

Financial instruments are intially measured at cost, which includes transaction cost. Subsequent to intial recognition these instruments are measured as set out below.

*Receivables*

Receivables are recognised and carried at cost less an allowance or any uncollectable amounts.

*Cash and cash equivelance*

Cash and cash equivalence are measured at fair value.

*Borrowings*

Borrowings are recorded at the proceeds received.

*Payables*

Payables are stated at their nominal values.

*Offsetting*

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when the company has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

1.10 *Comparative figures*

Where necessary, comparative figures have been adjusted to conform with any changes in presentation in the current year.

## NOTES TO THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

### 2. Property, plant & equipment

**Group**

| | Plant & Machinery R | Computer equipment R | Total R |
|---|---|---|---|
| Cost | | | |
| Balance at 1 January 2006 | - | - | - |
| Additions | - | - | - |
| Balance at 31 December 2006 | - | - | - |
| Additions | 3,981,801 | 333,260 | 4,315,061 |
| Balance at 31 December 2007 | 3,981,801 | 333,260 | 4,315,061 |

### 3. Mineral properties

**Group**

| | Consulting & Management R | Drilling & Analysis R | Infrastructure & Earthworks R | Surveying & Other R | Total R |
|---|---|---|---|---|---|
| Cost | | | | | |
| Balance at 1 January 2006 | - | - | - | - | - |
| Additions | 370,000 | - | - | - | 370,000 |
| Balance at 31 December 2006 | 370,000 | - | - | - | 370,000 |
| Additions | 1,884,918 | 490,040 | 4,531,090 | 2,333,957 | 9,240,005 |
| Balance at 31 December 2007 | 2,254,918 | 490,039 | 4,531,090 | 2,333,957 | 9,610,005 |

| | Group 2007 R | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|
| **4. Investments** | | | | |
| Unlisted shares | | | | |
| Ferret Coal (Kendal) (Pty) Ltd<br>74 Ordinary shares | - | - | 74 | 74 |
| Manoka Mining (Pty) Ltd<br>65 Ordinary shares | - | - | 65 | 65 |
| Shares at cost | - | - | 139 | 139 |
| Directors valuation | - | - | 139 | 139 |

| | Group 2007 R | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|
| **5. Deferred tax assets** | | | | |
| Deferred tax asset at beginning of year | 49,616 | - | - | - |
| Credited to the income statement | 143,299 | 49,616 | - | - |
| Deferred tax asset at end of year | 192,915 | 49,616 | - | - |
| Deferred tax comprises of the following categories | | | | |
| Mineral properties | (4,038,269) | (107,300) | - | - |
| Estimated tax loss and unused CAPEX | 4,231,184 | 156,916 | - | - |
| Deferred tax asset | 192,915 | 49,616 | - | - |
| **6. Other receivables & prepayments** | | | | |
| Value Added Taxation | 951,841 | 75,753 | - | - |
| **7. Issued capital** | | | | |
| *Share capital* | | | | |
| Authorised<br>1000 Ordinary shares of R1 each | 1,000 | 1,000 | 1,000 | 1,000 |
| Issued<br>100 Ordinary shares of R1 each | 100 | 100 | 100 | 100 |

The unissued shares of the company are under the control of the directors until the forthcoming annual general meeting.

FERRET COAL HOLDINGS (PTY) LTD

NOTES TO THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED
31 DECEMBER 2007

| | | Group 2007 R | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|---|
| **8.** | **Group loans payable** | | | | |
| | Homeland Mining and Energy | 13,223,730 | 616,843 | - | - |

The above loan is unsecured, interest free and repayable on demand of the lender. The lender however agrees not to request repayment before January 1, 2009, unless a suitable alternative source of finance has been arranged.

| | | Group 2007 R | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|---|
| **9.** | **Enviromental Obligation Provision** | | | | |
| | Balance at beginning of year | - | - | - | - |
| | Provisions made during the period | 2,252,308 | - | - | - |
| | Balance at end of year | 2,252,308 | - | - | - |

A guarantee is held with Homeland Mining & Energy SA (Pty) Ltd's First National Bank in favour of the Department of Minerals and Energy Affairs to the value of R2,252,308.

| | | Group 2007 R | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|---|
| **10.** | **Trade & other payables** | | | | |
| | Accruals | 85,132 | - | - | - |
| **11.** | **Taxation** | | | | |
| | SA Normal Taxation | | | | |
| | Deferred taxation | 143,299 | 49,616 | - | - |

Taxation has not been provided as capital allowances resulted in an estimated assessable loss for the year and the entity as an unreedeemed capital expenditure which will both be available for set off against future taxable profits.

**12. Events after balance sheet date**

During March 2008 the Department of Mining and Energy granted a mining license to the company's sub-subsidary Ferret Coal (Kendal) (Pty) Ltd.

**13. Cash flow statement**

No cash flow statement has been prepared as the have been no cash transactions and the company does not have cash and cash equivelence.

**14. Directors report**

No director's report has been provided as the company is a wholly owned subsidiary of Homeland Mining & Energy SA (Pty) Ltd who is incorporated in South Africa and who prepare a set of consolidated financial statements.

**15. Related party disclosure**

*Subsidaries*

The consolidated financial statements include the financial statements of Ferret Coal Holdings (Pty) Ltd and the subsidaries listed below

| Name | Country of incorporation | % equity held |
|---|---|---|
| Ferret Coal (Kendal) (Pty) Ltd | South Africa | 74 |
| Manoka Mining (Pty) Ltd | South Africa | 65 |

No transactions took place during the year between the company and its subsidaries.

*The parent company - Homeland Mining & Energy SA (Pty) Ltd*

Balances with the holding company has been disclosed in note

*The ultimate parent company - Homeland Energy Corp, incorporated in the British Virgin Islands*

No transactions took place during the year between the company and its ultimate parent company

*Fellow Subsidaries*

| Name | Country of incorporation |
|---|---|
| Tshedza Mining Resources (Pty) Ltd | South Africa |
| Nhalala Mining (Pty) Ltd | South Africa |
| Corpclo 331 (Pty) Ltd | South Africa |
| Homeland Energy (Swaziland) (Pty) Ltd | Swaziland |
| Homeland Energy (Botswana) (Pty) Ltd | Botswana |

No transactions took place during the year between the company and its fellow subsidaries.

FERRET COAL HOLDINGS (PTY) LTD

**DETAILED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007**

| | Group 2007 R | Group 2006 R | Company 2007 R | Company 2006 R |
|---|---|---|---|---|
| Income | 254,708 | - | - | 39 |
| Recoveries from clean up | 239,368 | - | - | - |
| Sundry income | 15,340 | - | - | 39 |
| Total Income | 254,708 | - | - | 39 |
| Expenses | 767,880 | 171,190 | - | - |
| Consulting Fees | - | 171,090 | - | - |
| Electricity & Water | 36,885 | - | - | - |
| General Expenses | 22,010 | - | - | - |
| Interest Paid | 538,244 | - | - | - |
| Legal Fees | 19,039 | 100 | - | - |
| Security | 151,702 | - | - | - |
| **Loss before taxation** | (513,172) | (171,190) | - | 39 |

# FERRET COAL (KENDAL) (PROPRIETARY) LIMITED

(Registration No 2005/035542/07)

ANNUAL FINANCIAL STATEMENTS

31 DECEMBER 2007

**FERRET COAL (KENDAL) (PROPRIETARY) LIMITED**

**ANNUAL FINANCIAL STATEMENTS**
**31 DECEMBER 2007**

The following reports and statements are presented in compliance with the Companies Act:



The supplementary statement does not form part of the annual financial statements and is presented solely for the information of management. Accordingly, the auditors do not express an opinion on these schedules.



**Approval and statement of responsibility**

The annual financial statements set out on pages 1 to 9 are the responsibility of the directors and have been approved by the Board of Directors on 28 March 2008 and are signed on their behalf by:

__________________________

__________________________

FERRET COAL (KENDAL) (PROPRIETARY) LIMITED

## DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2007

The directors have pleasure in presenting their report on the activities of the company for the year ended 31 December 2007.

### General review

The company continued to evaluate and explore mineral resources and will operate in the coal mining industry.

### Financial results

The results of the company for the year under review are fully set out in the attached financial statements and require no further comment.

### Events since accounting date

During March 2008 the Department of Mining and Energy granted the company its mining licence

### Dividends

No dividends were declared or proposed during the year under review.

### Share capital

There has been no changes in share capital in the year under review

### Directors & secretary

The directors of the company during the accounting period and up to the date of this report were as follows:

S E Coates (Canadian)
A T Griffis (Canadian)

### Holding company

The holding company is Ferret Coal Holdings (Pty) Ltd and the ultimate holding company is Homeland Energy Corp, incorporated in the British Virgin Islands.

**FERRET COAL (KENDAL) (PROPRIETARY) LIMITED**

**BALANCE SHEET AT 31 DECEMBER 2007**

| | Notes | 2007<br>R | 2006<br>R |
|---|---|---|---|
| **Assets** | | | |
| **Non-current assets** | | 14,117,981 | 419,616 |
| Property, plant & equipment | 2 | 4,315,061 | - |
| Mineral properties | 3 | 9,610,005 | 370,000 |
| Deferred taxation | 4 | 192,915 | 49,616 |
| **Current assets** | | | |
| Other receivables & prepayments | 5 | 951,841 | 75,753 |
| **Total assets** | | 15,069,822 | 495,369 |
| **Equity and liabilities** | | | |
| **Equity** | | (491,348) | (121,474) |
| Issued capital | 6 | 100 | 100 |
| Retained earnings | | (491,448) | (121,574) |
| **Non-current liabilities** | | | |
| Group loans payable | 7 | 13,223,730 | 616,843 |
| **Current liabilities** | | 2,337,440 | - |
| Enviromental Obligation provision | 8 | 2,252,308 | - |
| Trade & other payables | 9 | 85,132 | - |
| **Total equity and liabilities** | | 15,069,822 | 495,369 |

FERRET COAL (KENDAL) (PROPRIETARY) LIMITED

**INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007**

| | Note | 2007<br>R | 2006<br>R |
|---|---|---|---|
| Income | | 254,708 | - |
| Expenses | | (767,881) | 171,190 |
| **Loss before taxation** | 10 | (513,173) | (171,190) |
| Taxation | 11 | 143,299 | 49,616 |
| **Net loss for the period** | | (369,874) | (121,574) |

**FERRET COAL (KENDAL) (PROPRIETARY) LIMITED**

**STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2007**

| | Issued capital R | Retained earnings R | Total R |
|---|---|---|---|
| Balance at 1 January 2006 | - | - | - |
| Net loss for the period | | (121,574) | (121,574) |
| Additional contributions received | 100 | | 100 |
| Balance at 1 January 2007 | 100 | (121,574) | (121,474) |
| Net loss for the period | | (369,874) | (369,874) |
| Balance at 31 December 2007 | 100 | (491,448) | (491,348) |

**Accounting policies**

The financial statements of the company have been prepared in accordance with International Financial Reporting Standards (IFRSs). The principal accounting policies adopted in the preparation of these financial statements are set out below.

**1.1** *Basis of presentation*

The financial statements are presented in South African rands, rounded to the nearest rand and are prepared on the historical cost basis.

The preparation of the financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, the disclosures of any contingent assets and liabilities as at the date of the financial statments, as well as the the reported amounts of expenses during the reporting period.

Significant areas where management judgment is applied are asset valuations, the recoverability of exploration and developement expenditures on mineral properties, the amount of proven and probable mineral reserves, the estimated fair value of assets acquired in recent business combinations, the amount of future site resortoration costs and contingent liabilities.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revision to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

**1.2** *Property, plant & equipment*

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided for on a straight line basis, after taking into account the residual value of the asset, over its estimated useful lives. The estimated useful lives and residual values are reviewed on an annual basis.

**1.3** *Mineral properties*

Direct property acquisition costs, holding costs, field exploration and supervisory costs, and development costs relating to specific properties are capitalised and deferred until the property to which the costs directly relate is placed into production, at which time they wll be depreciated on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. Costs include the cash consideration paid and the fair market value of the shares issued, if any, on the acquisition of exploration properties Costs incurred for administration and general exploration that are not project specific, are charged to the income statement

A review of the capitalised costs is made on an annual basis and an impairment on the value is recognised based upon the stage of exploaration and / or development, work programs proposed, current exploration results and upon management's assessment of the future probability of profitable revenues from each property, or from the sale of the relevant property. The assessment of a property's estimated current fair market value may also be based upon review of other property transactions that have occurred in the same geographic area as that of the property under review. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete exploration and development and the future profitable production, or proceeds from disposition, of such properties.

1.4 *Impairments*

The carrying value of the assets is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is based on the higher of fair value less costs to sell and the assets value in use. An impairment loss is recognised in the income statement in the period when the recoverable value is less than the carrying value of the asset.

1.5 *Taxation*

Current taxation comprises of normal tax payable calculated on the basis of the estimated taxable income for the year, using the tax rates enacted at the balance sheet date.

Deferred taxation is based on temporary differences. Temporary differences arise when the carrying amounts of assets and liabilities for financial reporting purposes differs to the tax base of those assets and liabilities. Deferred taxation asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred taxation assets are reduced to the extent that it is not longer probable that the related tax benefit will be realised.

The effect on deferred taxation of a change in tax rate is recognised in income statement in the period the change in tax rate was enacted.

1.6 *Financial instruments*

Financial assets and financial liabilities are recognised on the company's balance sheet when the company has become a party to the contractual provisions of the instrument.

Financial instruments are intially measured at cost, which includes transaction cost. Subsequent to intial recognition these instruments are measured as set out below.

*Receivables*

Receivables are recognised and carried at cost less an allowance or any uncollectable amounts.

*Borrowings*

Borrowings are recorded at the proceeds received.

*Payables*

Payables are stated at their nominal values.

*Offsetting*

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when the company has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

1.7 *Comparative figures*

Where necessary, comparative figures have been adjusted to conform with any changes in presentation in the current year.

FERRET COAL (KENDAL) (PROPRIETARY) LIMITED

NOTES TO THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

**2. Property, Plant and Equipment**

| | Plant & Machinery R | Computer equipment R | Total R |
|---|---|---|---|
| Cost | | | |
| Balance at 1 January 2006 | - | - | - |
| Additions | - | - | - |
| Balance at 31 December 2006 | - | - | - |
| Additions | 3,981,801 | 333,260 | 4,315,061 |
| Balance at 31 December 2007 | 3,981,801 | 333,260 | 4,315,061 |

**2. Mineral properties**

**Group**

| | Consulting & Management R | Drilling & Analysis R | Infrastructure & Earthworks R | Surveying & Other R | Total R |
|---|---|---|---|---|---|
| Cost | | | | | |
| Balance at 1 January 2006 | - | - | - | - | - |
| Additions | 370,000 | - | - | - | 370,000 |
| Balance at 31 December 2006 | 370,000 | - | - | - | 370,000 |
| Additions | 1,884,918 | 490,040 | 4,531,090 | 2,333,957 | 9,240,005 |
| Balance at 31 December 2007 | 2,254,918 | 490,040 | 4,531,090 | 2,333,957 | 9,610,005 |

FERRET COAL (KENDAL) (PROPRIETARY) LIMITED

NOTES TO THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

| | | 2007 R | 2006 R |
|---|---|---|---|
| **4.** | **Deferred taxation** | | |
| | Deferred tax asset at beginning of year | 49,616 | - |
| | Credited to the income statement | 143,299 | 49,616 |
| | Deferred tax asset at end of year | 192,915 | 49,616 |
| | Deferred tax comprises of the following categories | | |
| | Mineral properties | (4,038,269) | (107,300) |
| | Estimated tax loss and unused CAPEX | 4,231,184 | 156,916 |
| | Deferred tax asset | 192,915 | 49,616 |
| **5.** | **Other receivables & prepayments** | | |
| | Value Added Taxation | 951,841 | 75,753 |
| **6.** | **Issued capital** | | |
| | *Share capital* | | |
| | Authorised | | |
| | 1000 Ordinary shares of R1 each | 1,000 | 1,000 |
| | Issued | | |
| | 100 Ordinary shares of R1 each | 100 | 100 |

The unissued shares of the company are under the control of the directors until the forthcoming annual general meeting.

| | | 2007 R | 2006 R |
|---|---|---|---|
| **7.** | **Group loans payable** | | |
| | Homeland Mining & Energy SA (Pty) Ltd | 13,223,730 | 616,843 |

The above loan is unsecured, interest free and repayable on demand of the lender. The lender however agrees not to request repayment before January 2009, unless a suitable alternative source of finance has been arranged.

| | | 2007 R | 2006 R |
|---|---|---|---|
| **8.** | **Enviromental Obligation Provision** | | |
| | Balance at beginning of year | - | - |
| | Provisions made during the period | 2,252,308 | - |
| | Balance at end of year | 2,252,308 | - |

A guarantee is held with Homeland Mining & Energy SA (Pty) Ltd's First National Bank in favour of the Department of Minerals and Energy Affairs to the value of R2,252,308.

| | | 2007 R | 2006 R |
|---|---|---|---|
| **9.** | **Trade & other payables** | | |
| | Accruals | 85,132 | - |

| | 2007 R | 2006 R |
|---|---|---|
| **10. Taxation** | | |
| SA Normal Taxation | | |
| Deferred taxation | 143,299 | 49,616 |

Taxation has not been provided as capital allowances resulted in an estimated assessable loss for the year and the entity as an unreedeemed capital expenditure which will both be available for set off against future taxable profits.

**11. Events after balance sheet date**

During March 2008 the Department of Mining and Energy granted the company its mining licence

**12. Cash flow statement**

No cash flow statement has been prepared as the company does not have cash and cash equivalence as all transactions are taken through an inter-company loan account with Homeland Mining & Energy SA (Pty) Ltd

**13. Related party disclosure**

*The parent company - Ferret Coal Holdings (Pty) Ltd*

No transactions took place between the company and the holding company.

*The ultimate parent company - Homeland Energy Corp, incorporated in the British Virgin Islands*

No transactions took place between the company and the ultimate parent company.

*The ultimate intermediate parent company - Homeland Mining & Energy SA (Pty) Ltd*

No transactions took place between the company and the intermediate parent company.

*Fellow Subsidaries*

| Name | Country of incorporation |
|---|---|
| Ferret Coal Holdings (Pty) Ltd | South Africa |
| Manoka Mining (Pty) Ltd | South Africa |
| Corplco 331 (Pty) Ltd | South Africa |
| Tshedza Mining Resources (Pty) Ltd | South Africa |
| Nhlalala Mining (Pty) Ltd | South Africa |
| Homeland Energy (Swaziland) (Pty) Ltd | Swaziland |
| Homeland Energy (Botswana) (Pty) Ltd | Botswana |

**FERRET COAL (KENDAL) (PROPRIETARY) LIMITED**

**DETAILED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007**

| | 2007 R | 2006 R |
|---|---|---|
| Income | 254,708 | - |
| Recoveries from clean up | 239,368 | - |
| Sundry income | 15,340 | - |
| Total Income | 254,708 | - |
| Expenses | 767,881 | 171,190 |
| Consulting Fees | - | 171,090 |
| Electricity & Water | 36,886 | - |
| General Expenses | 22,010 | - |
| Interest Paid | 538,244 | - |
| Legal Fees | 19,039 | 100 |
| Security | 151,702 | - |
| **Loss before taxation** | (513,173) | (171,190) |

**MANOKA MINING (PROPRIETARY) LIMITED**
(Registration No 2004/010771/07)

ANNUAL FINANCIAL STATEMENTS

31 DECEMBER 2007

**MANOKA MINING (PROPRIETARY) LIMITED**

**ANNUAL FINANCIAL STATEMENTS**
**31 DECEMBER 2007**

The following reports and statements are presented in compliance with the Companies Act:



**Approval and statement of responsibility**

The annual financial statements set out on pages 1 to 6 are the responsibility of the directors and have been approved by the Board of Directors on 28 March 2008 and are signed on their behalf by:

__________________________

__________________________

MANOKA MINING (PROPRIETARY) LIMITED

# DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2007

The directors have pleasure in presenting their report on the activities of the company for the year ended 31 December 2007.

**General review**

The company was dormant during the year under review

**Events since accounting date**

There have been no material fact or circumstance which has occurred between the accounting date and the date of this report.

**Dividends**

No dividends were declared or proposed during the year under review.

**Share capital**

There were no changes to share capital during the year under review

**Directors & secretary**

The directors of the company during the accounting period and up to the date of this report were as follows:

NS Manonga
TZ Manonga
AT Griffis (Canadian)
SE Coates (Canadian)
ME Nell

**Holding company**

The holding company is Ferret Coal Holdings (Proprietary) Limited and the ultimate holding company is Homeland Energy Corp, incorporated in the British Virgin Islands.

MANOKA MINING (PROPRIETARY) LIMITED

## BALANCE SHEET AT 31 DECEMBER 2007

| | Notes | 2007<br>R | 2006<br>R |
|---|---|---|---|
| **Equity** | | - | - |
| Issued capital | 2 | 100 | 100 |
| Retained carnings | | (100) | (100) |
| **Total equity** | | - | - |

MANOKA MINING (PROPRIETARY) LIMITED

## INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007

| | Notes | 2007<br>R | 2006<br>R |
|---|---|---|---|
| Expenses | | - | (100) |
| **Net loss for the year** | | - | (100) |

MANOKA MINING (PROPRIETARY) LIMITED

## STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2007

| | Issued capital R | Retained earnings R | Total R |
|---|---|---|---|
| Balance at 1 January 2006 | - | - | - |
| Net loss for the period | | (100) | (100) |
| Additional contributions received | 100 | | 100 |
| Balance at 1 January 2007 | 100 | (100) | - |
| Net profit for the period | | - | - |
| Balance at 31 December 2007 | 100 | (100) | - |

**Accounting policies**

The financial statements of the company have been prepared in accordance with International Financial Reporting Standards (IFRSs). The principal accounting policies adopted in the preparation of these financial statements are set out below.

1.1 *Basis of presentation*

The financial statements are presented in South African rands, rounded to the nearest rand and are prepared on the historical cost basis.

1.2 *Taxation*

Current taxation comprises of normal tax payable calculated on the basis of the estimated taxable income for the year, using the tax rates enacted at the balance sheet date.

Deferred taxation is based on temporary differences. Temporary differences arise when the carrying amounts of assets and liabilities for financial reporting purposes differs to the tax base of those assets and liabilities. Deferred taxation asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred taxation assets are reduced to the extent that it is not longer probable that the related tax benefit will be realised.

The effect on deferred taxation of a change in tax rate is recognised in income statement in the period the change in tax rate was enacted.

1.3 *Comparative figures*

Where necessary, comparative figures have been adjusted to conform with any changes in presentation in the current year.

| | 2007<br>R | 2006<br>R |
|---|---|---|
| **2. Issued capital** | | |
| *Share capital* | | |
| Authorised | | |
| 1000 Ordinary shares of R1 each | 1,000 | 1,000 |
| Issued | | |
| 100 Ordinary shares of R1 each | 100 | 100 |
| The unissued shares of the company are under the control of the directors until the forthcoming annual general meeting. | | |
| **3. Taxation** | | |
| SA Normal Taxation | | |
| Current taxation | - | - |
| Tax rate reconciliation | | |
| Accounting profit | - | (100) |
| Tax at 29% | - | (29) |
| Non-taxable income | | |
| Tax expense | - | (29) |

**4. Events after balance sheet date**

There have been no material fact or circumstance which has occurred between the accounting date and the date of this report.

**5. Cash flow statement**

No cash flow statement has been prepared as the company does not have cash and cash equivalence and no transactions were made during the year.

**6. Related party disclosure**

*The parent company - Ferret Coal Holdings (Pty) Ltd*

No transactions took place between the company and the holding company.

*The ultimate parent company - Homeland Energy Corp, incorporated in the British Virgin Islands*

No transactions took place between the company and the ultimate parent company.

*The ultimate intermediate parent company - Homeland Mining & Energy SA (Pty) Ltd*

No transactions took place between the company and the intermediate parent company.

*Fellow Subsidaries*

| Name | Country of incorporation |
|---|---|
| Ferret Coal Holdings (Pty) Ltd | South Africa |
| Ferret Coal (Kendal) (Pty) Ltd | South Africa |
| Corplco 331 (Pty) Ltd | South Africa |
| Tshedza Mining Resources (Pty) Ltd | South Africa |
| Nhlalala Mining (Pty) Ltd | South Africa |
| Homeland Energy (Swaziland) (Pty) Ltd | Swaziland |
| Homeland Energy (Botswana) (Pty) Ltd | Botswana |

No transactions took place between the company and the fellow subsidaries

**CORPCLO 331 (PROPRIETARY) LIMITED**
(Registration No 2007/035651/07)

ANNUAL FINANCIAL STATEMENTS

31 DECEMBER 2007

CORPCLO 331 (PROPRIETARY) LIMITED

# ANNUAL FINANCIAL STATEMENTS
# 31 DECEMBER 2007

The following reports and statements are presented in compliance with the Companies Act:



The supplementary statement does not form part of the annual financial statements and is presented solely for the information of management. Accordingly, the auditors do not express an opinion on these schedules.



## Approval and statement of responsibility

The annual financial statements set out on pages 1 to 9 are the responsibility of the directors and have been approved by the Board of Directors on 28 March 2008 and are signed on their behalf by:

________________________

________________________

CORPCLO 331 (PROPRIETARY) LIMITED

DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2007

The directors have pleasure in presenting their report on the activities of the company for the year ended 31 December 2007.

**General review**

The company was incorporated during the year and evaluated and explored mineral resources and will operate in the coal mining industry.

**Financial results**

The results of the company for the year under review are fully set out in the attached financial statements and require no further comment.

**Events since accounting date**

There have been no material fact or circumstance which has occurred between the accounting date and the date of this report.

**Dividends**

No dividends were declared or proposed during the year under review.

**Share capital**

During the year the entity issued 100 ordinary shares of R1 each at their par value

**Directors & secretary**

The directors of the company during the accounting period and up to the date of this report were as follows:

**Holding company**

The holding company is Homeland Mining and Energy SA (Pty) Ltd and the ultimate holding company is Homeland Energy Corp, incorporated in the British Virgin Islands.

CORPCLO 331 (PROPRIETARY) LIMITED

BALANCE SHEET AT 31 DECEMBER 2007

| | Notes | 2007 R |
|---|---|---|
| **Assets** | | |
| **Non-current assets** | | 1,376,535 |
| Property, plant & equipment | 2 | 382,979 |
| Mineral properties | 3 | 969,218 |
| Deferred taxation | 4 | 24,338 |
| **Current assets** | | |
| Other receivables & prepayments | 4 | 49,147 |
| **Total assets** | | 1,425,682 |
| **Equity and liabilities** | | |
| **Equity** | | (59,586) |
| Issued capital | 6 | 100 |
| Retained earnings | | (59,686) |
| **Non-current liabilities** | | |
| Shareholders loans | 7 | 1,475,518 |
| **Current liabilities** | | |
| Trade & other payables | 8 | 9,750 |
| **Total equity and liabilities** | | 1,425,682 |

CORPCLO 331 (PROPRIETARY) LIMITED

## INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007

| | Notes | 2007<br>R |
|---|---|---|
| Expenses | | (84,024) |
| **Loss before taxation** | 8 | (84,024) |
| Taxation | 9 | 24,338 |
| **Net loss for the period** | | (59,686) |

**CORPCLO 331 (PROPRIETARY) LIMITED**

**STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2007**

| | Issued capital R | Retained earnings R | Total R |
|---|---|---|---|
| Balance at 1 January 2007 | - | - | - |
| Net loss for the period | | (59,686) | (59,686) |
| Additional contributions received | 100 | | 100 |
| Balance at 31 December 2007 | 100 | (59,686) | (59,586) |

**Accounting policies**

The financial statements of the company have been prepared in accordance with International Financial Reporting Standards (IFRSs). The principal accounting policies adopted in the preparation of these financial statements are set out below.

**1.1** *Basis of presentation*

The financial statements are presented in South African rands, rounded to the nearest rand and are prepared on the historical cost basis.

The preparation of the financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, the disclosures of any contingent assets and liabilities as at the date of the financial statments, as well as the the reported amounts of expenses during the reporting period.

Significant areas where management judgment is applied are asset valuations, the recoverability of exploration and developement expenditures on mineral properties, the amount of proven and probable mineral reserves, the estimated fair value of assets acquired in recent business combinations, the amount of future site resortoration costs and contingent liabilities.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revision to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

**1.2** *Property, plant & equipment*

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided for on a straight line basis, after taking into account the residual value of the asset, over its estimated useful lives. The estimated useful lives and residual values are reviewed on an annual basis.

**1.3** *Mineral properties*

Direct property acquisition costs, holding costs, field exploration and supervisory costs, and development costs relating to specific properties are capitalised and deferred until the property to which the costs directly relate is placed into production, at which time they wll be depreciated on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. Costs include the cash consideration paid and the fair market value of the shares issued, if any, on the acquisition of exploration properties Costs incurred for administration and general exploration that are not project specific, are charged to the income statement

A review of the capitalised costs is made on an annual basis and an impairment on the value is recognised based upon the stage of exploaration and / or development, work programs proposed, current exploration results and upon management's assessment of the future probability of profitable revenues from each property, or from the sale of the relevant property. The assessment of a property's estimated current fair market value may also be based upon review of other property transactions that have occurred in the same geographic area as that of the property under review. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete exploration and development and the future profitable production, or proceeds from disposition, of such properties.

1.4 *Impairments*

The carrying value of the assets is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is based on the higher of fair value less costs to sell and the assets value in use. An impairment loss is recognised in the income statement in the period when the recoverable value is less than the carrying value of the asset.

1.5 *Taxation*

Current taxation comprises of normal tax payable calculated on the basis of the estimated taxable income for the year, using the tax rates enacted at the balance sheet date.

Deferred taxation is based on temporary differences. Temporary differences arise when the carrying amounts of assets and liabilities for financial reporting purposes differs to the tax base of those assets and liabilities. Deferred taxation asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred taxation assets are reduced to the extent that it is not longer probable that the related tax benefit will be realised.

The effect on deferred taxation of a change in tax rate is recognised in income statement in the period the change in tax rate was enacted.

1.6 *Financial instruments*

Financial assets and financial liabilities are recognised on the company's balance sheet when the company has become a party to the contractual provisions of the instrument.

Financial instruments are intially measured at cost, which includes transaction cost. Subsequent to intial recognition these instruments are measured as set out below.

*Receivables*

Receivables are recognised and carried at cost less an allowance or any uncollectable amounts.

*Borrowings*

Borrowings are recorded at the proceeds received.

*Payables*

Payables are stated at their nominal values.

*Offsetting*

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when the company has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

1.7 *Comparative figures*

Where necessary, comparative figures have been adjusted to conform with any changes in presentation in the current year.

**NOTES TO THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007**

**2. Property, plant and equipment**

| | Plant & Machinery R | Offices R | Total R |
|---|---|---|---|
| Cost | | | |
| Balance at 1 January 2007 | - | - | - |
| Additions | 297,300 | 85,679 | 382,979 |
| Balance at 31 December 2007 | 297,300 | 85,679 | 382,979 |

**3. Mineral properties**

**Group**

| | Consulting & Management R | Infrastructure & Earthworks R | Surveying & Other R | Total R |
|---|---|---|---|---|
| Cost | | | | |
| Balance at 1 January 2007 | - | - | - | - |
| Additions | 656,336 | 298,469 | 14,413 | 969,218 |
| Balance at 31 December 2007 | 656,336 | 298,469 | 14,413 | 969,218 |

| | 2007<br>R |
|---|---|
| **4. Deferred taxation** | |
| Deferred tax asset at beginning of year | - |
| Credited to the income statement | 24,338 |
| Deferred tax asset at end of year | 24,338 |
| | |
| Deferred tax comprises of the following categories | |
| Mineral properties | (392,137) |
| Estimated tax loss and unused CAPEX | 416,475 |
| Deferred tax asset | 24,338 |
| **5. Other receivables & prepayments** | |
| Value Added Taxation | 49,147 |
| **6. Issued capital** | |
| *Share capital* | |
| Authorised | |
| 1000 Ordinary shares of R1 each | 1,000 |
| Issued | |
| 100 Ordinary shares of R1 each | 100 |

The unissued shares of the company are under the control of the directors until the forthcoming annual general meeting.

| | |
|---|---|
| **7. Shareholders loans** | |
| Homeland Mining & Energy SA (Pty) Ltd | 1,475,518 |

The above loan is unsecured, interest free and repayable on demand of the lender. The lender however agrees not to request repayment before January 2009, unless a suitable alternative source of finance has been arranged.

| | |
|---|---|
| **8. Trade & other payables** | |
| Accruals | 9,750 |
| **9. Taxation** | |
| SA Normal Taxation | |
| Deferred taxation | 24,338 |

Taxation has not been provided as capital allowances resulted in an estimated assessable loss for the year and the entity as an unreedeemed capital expenditure which will both be available for set off against future taxable profits.

## NOTES TO THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

### 10. Events after balance sheet date

There have been no material fact or circumstance which has occurred between the accounting date and the date of this report.

### 11. Cash flow statement

No cash flow statement has been prepared as the company does not have cash and cash equivalence as all transactions are taken through an inter-company loan account with Homeland Mining & Energy SA (Pty) Ltd

### 12. Related party disclosure

*The parent company - Homeland Mining & Energy SA (Pty) Ltd*

Balances with the holding company has been disclosed in note 6

*The ultimate parent company - Homeland Energy Corp, incorporated in the British Virgin Islands*

No transactions took place between the company and the ultimate holding company.

*Fellow Subsidaries*

| Name | Country of incorporation |
|---|---|
| Ferret Coal Holdings (Pty) Ltd | South Africa |
| Ferret Coal (Kendal) (Pty) Ltd | South Africa |
| Manoka Mining (Pty) Ltd | South Africa |
| Tshedza Mining Resources (Pty) Ltd | South Africa |
| Nhlalala Mining (Pty) Ltd | South Africa |
| Homeland Energy (Swaziland) (Pty) Ltd | Swaziland |
| Homeland Energy (Botswana) (Pty) Ltd | Botswana |

No transactions took place between the company and the fellow subsidaries

**CORPCLO 331 (PROPRIETARY) LIMITED**

**DETAILED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007**

| | **2007** |
|---|---|
| | **R** |
| Expenses | 84,024 |
| Entertainment Expenses | 7,064 |
| Legal Fees | 100 |
| Travel & Accommodation | 76,860 |
| **Loss before taxation** | (84,024) |

## SCHEDULE "D"

## LIABILITIES OF THE CORPORATION AND THE SUBSIDIARIES

Please refer to the liabilities disclosed in the Financial Statements attached as Schedule "C" hereto.

## SCHEDULE "E"

## ENCUMBRANCES

| | | |
|---|---|---|
| Rehabilitation Guarantee - Department of Minerals and Energy (Kendal) | R | 2 252 309.00 |
| Account Guarantee - Eskom | R | 521 800.00 |
| Irrevocable Cost Guarantee - Eskom | R | 204 200.00 |

**SCHEDULE "F"**

**EQUIPMENT LEASES**

Gestetner DSC 332 photocopier – R 1,500 per month
Period = 1 year

[redacted] – R 28,518 per month
Expires November 2008

SCHEDULE "G"

EMPLOYEES

REDACTED

**SCHEDULE "H"**

**MATERIAL CONTRACTS**

| | |
|---|---|
| Ferret Coal Holdings (Pty) Ltd | Share Sale Agreement: Homeland Uranium and Ferret Coal Holdings |
| Ferret Coal (Kendal) (Pty) Ltd | Shareholders Agreement: Homeland [redacted] |
| Ferret Coal (Kendal) (Pty) Ltd | Deed of Alienation: [redacted] & Homeland |
| Tshedza Mining Resources (Pty) Ltd | Share Sale Agreement: Homeland [redacted] |
| Tshedza Mining Resources (Pty) Ltd | Share Sale Agreement: [redacted] |
| Tshedza Mining Resources (Pty) Ltd | Shareholder Agreement: Homeland [redacted] |
| Nhlalala Mining (Pty) Ltd | Share Sale Agreement: [redacted] |
| Nhlalala Mining (Pty) Ltd | Share Sale Agreement: Homeland, [redacted] |
| Nhlalala Mining (Pty) Ltd | Shareholder's Agreement: Homeland [redacted] |
| Corpclo (Pty) Ltd | Sale of Shares Agreement |
| Corpclo (Pty) Ltd | Consultancy Agreement |
| Corpclo (Pty) Ltd | Agreement of Pledge |
| [redacted] | Lease Agreement for Premises |

## SCHEDULE "I"

## LITIGATION

None at present.

## SCHEDULE "J"

## BENEFITS PLANS

Employees have their own Retirement Annuity Funds. The Corporation contributes towards the respective funds an amount equal to 10% of each employee's total annual remuneration.

## SCHEDULE "K"

## DIRECTORS AND OFFICERS

**Directors**

**M E Nell**

**A T Griffis**

**S E Coates**

**Public Officer**

**J H Jacobs**

## SCHEDULE “L”

## BANK ACCOUNTS

**REDACTED**

## SCHEDULE "M"

## MATERIAL ADVERSE CHANGES

None.

## SCHEDULE "N"

## CONSTITUTIVE DOCUMENTS OF COMPANIES

**HMESA**
**Ferret Coal Holdings**
**Ferret Cola Kendal**
**Tshedza**
**Nhlalala**
**Manoka**
**Corpclo**
**Mogwele**

**See separate attachments**

Republic of South Africa
Companies Act, 1973, Section 44(1)(b)


REGISTRATEUR VAN MAATSKAPPYE
2006 -08- 01
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

Registration No. of company/
Registrasienommer van maatskappy

2006/001403/07

# Application for change of name of company

# Aansoek om naam van maatskappy te verander

Existing name of company / Bestaande naam van maatskappy

NUNGU TRADING 578 (PTY) LTD.

In the special resolution, which is attached to this form, the name of the company was changed to
In die spesiale besluit, wat aan hierdie vorm aangeheg is, is die naam van die maatskappy verander na

HOMELAND MINING AND ENERGY SA (PTY) LTD.

*No translated form of the name is registered.
*No shortened form of the name is registered.
*Separate application is being made to register a translated/* shortened form of name.
*Separate application is being made to deregister translated/* shortened form of name.

*Delete whichever is not applicable.

*Geen vertaalde vorm van die naam is geregistreer nie.
*Geen verkorte vorm van die naam is geregistreer nie.
*Aansoek word afsonderlik gedoen om 'n vertaalde/* verkorte vorm van naam to registreer.
*Aansoek word afsonderlik gedoen om die vertaalde/* verkorte vorm van naam te deregistreer.

*Skrap indien nie van toepassing nie.

Date/Datum 01-08-2006 Signature/Handtekening ____________

Director/Manager/Secretary/Direkteur/Bestuurder/Sekretaris

Rubber stamp of company, if any, or of secretaries
Rubberstempel van maatskappy, as daar is, of van sekretarisse

Postal address of company
Posadres van maatskappy

---

Herewith, certificate of change of name dated
Hierby sertifikaat van verandering van naam gedateer ____________

Name of Company
Naam van maatskappy ____________

Postal Address
Posadres ____________

Date stamp of companies Registration Office
Datumstempel van registrasiekantoor vir Maatskappye

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
02 AUG 2006
Registrar of Companies
Registrateur van Maatskappye
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -08- 01
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Form/Vorm CM9

Republic of South Africa
Companies Act, 1973, Section 44(1)(b)

Republiek van Suid-Afrika
Maatskappywet, 1973, Artikel 44(1)(b)

Registration No. of company/
Registrasienommer van maatskappy
2006/001403/07.

| Client Reference | ARO 001 |
|---|---|

# Certificate of change of name of company

# Sertifikaat van verandering van naam van maatskappy

This is to certify that/Hierby word gesertifiseer dat

NUNGU TRADING 578 (PTY) LTD

has changed its name by SPECIAL RESOLUTION and is now called
sy naam verander het by SPESIALE BESLUIT en nou genoem word

HOMELAND MINING AND ENERGY SA (PTY) LTD.

and that the new name has this day been entered in the Register of Companies,
en dat die nuwe naam op hierdie dag in die Register van Maatskappye aangeteken is.

Signed and sealed at Pretoria, this/Geteken en geseël te Pretoria op hede die 02 day of/dag van August Two Thousand and / Twee Duisend 2006

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
02 AUG 2006
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies/Registrateur van Maatskappye

*Seal of Companies Registration Office*
*Seël van Registrateur van Maatskappye*


CM5
2006 -08- 0 1
REGISTRAR OF COMPANIES
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Date: 26/07/2006

Our Reference 42132472

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -08- 0 1
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

ALARIQUE ROOS
E-mail: alarique@enco.co.za
To be collected: ARO001

**RE: Application for Name Reservation**

We have received a CM5 from you dated 26/07/2006.
The names proposed on the form were compared to our database and the results of the comparison are listed below:

| | |
|---|---|
| 1HOMELAND ENERGY AFRICA | Clear |
| 2HOMELAND ENERGY SA | Clear |
| 3HOMELAND COAL AND URANIUM | Clear |

**The name 'HOMELAND MINING AND ENERGY SA' was reserved for your use from 26/07/2006 to 24/09/2006.**

Please lodge this letter with your application for registration form before the expiry date.

Yours truly
**Registrar of Companies**
PNE RVV



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA. 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

**CM26**


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 02/08/2006

Our Reference: 16177261
Box: **80610**
Sequence: **49**

ALARIQUE ROOS
To be collected: ARO001

**RE: Amendment to Company Information**
**Company Number: 2006/001403/07**
**Company Name: HOMELAND MINING AND ENERGY SA**

We have received a CM26 (Special resolution) from you dated 28/07/2006.

The CM26 (1) was accepted and placed on file.

The CM9 (2) was accepted and placed on file.

The name was changed to HOMELAND MINING AND ENERGY SA.

The nature of business was changed.

Yours truly

**Registrar of Companies**

PKL

**Please Note:**

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.



CM26

# Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, August 02, 2006 11:48
# Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

| | |
|---|---|
| Registration number | 2006 / 001403 / 07 |
| Enterprise Name | HOMELAND MINING AND ENERGY SA |
| Enterprise Shortened Name | None provided. |
| Enterprise Translated Name | None provided. |
| Registration Date | 20/01/2006 |
| Business Start Date | 20/01/2006 |
| Enterprise Type | Private Company |
| Enterprise Status | In Business |
| Financial year end | February |
| Main Business/Main Object | MINING IN ALL ASPECTS |
| Postal address | POSTNET SUITE 93<br>PRIVATE BAG X025<br>LYNWOOD RIDGE<br>0040 |
| Address of registered office | PLOT 117<br>ZWAWELPOORT<br>PRETORIA<br>0001 |



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM26

# Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, August 02, 2006 11:48 Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

| | |
|---|---|
| Registration number | 2006 / 001403 / 07 |
| Enterprise Name | HOMELAND MINING AND ENERGY SA |

**Auditors**

| | |
|---|---|
| Name | MALHERBE LOURENS |
| Postal Address | P O BOX 4590<br>RANDBURG<br>2125 |

**Active Directors / Officers**

| Surname and first names | ID number or date of birth | Director type | Appointment date | Addresses |
|---|---|---|---|---|
| GRIFFIS, ARTHUR THOMAS | 1940093000000 | Director | 17/02/2006 | Postal: 144 FRONT STREET WEST, SUITE 780, TORONTO, 0000<br>Residential: 4805 MASSEY LANE, SUITE 820, TORONTO, 0000 |
| COATES, STEPHEN EDWARD | VM793516 | Director | 13/02/2006 | Postal: 144 FRONT STREET WEST, SUITE 780, TORONTO, ON M5J 2L7, 0000<br>Residential: 47 WOODLAND PARK ROAD, TORONTO, ON 2X5, CANADA, 0000 |
| ENGELBRECHT, JOHAN FRANCOIS | 6407105007083 | Director | 02/02/2006 | Postal: P O BOX 92332, MOOIKLOOF, 0059<br>Residential: PHULA LODGE 117, SWAWELPOORT, PRETORIA, 0059 |



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations.

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

158772018

Vorm/Form CM 1

Republiek van Suid-Afrika
Maatskappywet 1973
(Artikel 64)

Republic of South Africa
Companies Act 1973
(Section 64)

Registrasienommer / Registration number of company

2006/001403/07

# Sertifikaat van Inlywing
## van 'n Maatskappy met 'n aandelekapitaal

# Certificate of Incorporation
## of a Company having a share capital

**Hierby word gesertifiseer dat/This is to certify that**

**NUNGU TRADING 578 (PTY) LTD**

vandag ingelyf is kragtens die Maatskappywet, 1973 (Wet 61 van 1973), en dat die Maatskappy 'n maatskappy is met 'n aandelekapitaal.

was this day incorporated under the Companies Act, 1973 (Act 61 of 1973), and that the Company is a company having a share capital.

Geteken en geseël te Pretoria op hede/Signed and sealed at Pretoria this

20 dag van/day of January Two Thousand and Six

Registrateur van Maatskappye/Registrar of Companies

Seël van die Registrasiekantoor vir Maatskappye
Seal of Companies Registration Office
Hierdie sertifikaat is nie geldig nie, tensy geseël deur die seël van die Registrasiekantoor vir Maatskappye.
This certificate is not valid unless sealed by the seal of the Companies Registration Office.

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT

Form CM 47

# Statement by each direc[...]quacy of capital of company



[Section 172 (3)]

Reg 2006/001403/07

Name of company NUNGU TRADING 578 (PTY) LTD

Date of registration 2006-01-20

I, CHRISTIAN GOUWS ,of 329 ANCHELLA STREET, FAERIE GLEN, 0043

Declare that:

1. I have consented to be and I am a director of the above-mentioned company.

*2. The capital of the company is adequate for the purposes of the company and its business.

~~*3. The capital of the company is inadequate for the purposes of the company and its business for the following reasons:~~

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006-01-18
REGISTRAR OF COMPANIES

*4. Having regard to my statement in paragraph 3, the company is to be financed in the following manner and from the following sources:

Signed at PRETORIA this 11th day of January Two Thousand and Six

in the presence of the witness whose signature appears below.

Director

Witness:

Signature

Full names

Occupation

Residential address

Business address

Postal address

*Delete whichever is not applicable.

REPUBLIEK VAN SUID AFRIKA
REPUBLIC OF SOUTH AFRICA

VORM CM46
FORM CM46

MAATSKAPPYWET, 1973
COMPANIES ACT, 1973

# AANSOEK OM SERTIFIKAAT OM MET BESIGHEID TE BEGIN
# APPLICATION FOR CERTIFICATE TO COMMENCE BUSINESS

(Artikel 172) (Section 172)

NUNGU TRADING 578

2006/001403/07

Place revenue stamp here
of
or
Plak inkomsteseëls hier
Affix revenue stamps here
of
or
Druk inkomstefrankeermasjien hier
Impress revenue franking machine impression here

BILLING CGSW

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2006-01-18 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Voorgeskrewe geld van R60
Prescribed Fee of R60

Naam van Maatskappy
Name of Company NUNGU TRADING 578 (PTY) LTD

Die maatskappy wat ingelyf is op die
The company which was incorporated on the 20

dag van
day of January Two Thousand and Six

doen aansoek om 'n sertifikaat om met besigheid te begin en heg die dokumente hieraan wat by regulasie 27 voorgeskryf is.
applies for a certificate to commence business and attaches hereto the documents prescribed by regulation 27.

Die finansiële jaar van die maatskappy eindig elke jaar op die
The financial year of the company ends on the LAST DAY OF FEBRUARY each year.

Posadres
Postal address P O BOX 35465, MENLO PARK, 0102

Handtekening
Signature

Direkteur/Sekretaris/Bestuurder
Director/Secretary/Manager

CHRISTIAN GOUWS

Naam in blokhoofletters
Name in block capitals

MOET DEUR DIE MAATSKAPPY VOLTOOI WORD — TO BE COMPLETED BY COMPANY

SERTIFIKAAT OM MET BESIGHEID TE BEGIN, GEDATEER HIERMEE
CERTIFICATE TO COMMENCE BUSINESS DATED 2006-01-20 HEREWITH

| | |
|---|---|
| NAAM VAN MAATSKAPPY | NUNGU TRADING 578 (PTY) LTD |
| NAME OF COMPANY | |
| POSADRES POSTAL ADDRESS | P O BOX 35465, MENLO PARK, 0102 |
| | |

Datumstempel van Registrasiekantoor vir Maatskappy
Date Stamp of Companies Registration

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2006-01-20 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

# Memorandum of association

## of a company having a share capital

[Section 54(1): regulation 17(1) and 17(2)]

NUNGU TRADING 578

2006/001403/07

Paste revenue receipt here or affix revenue stamps here or impress revenue franking machine impression here.


REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -01- 18
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
BILLING CGSW

1. **Name**

(a) The name of the company is

**NUNGU TRADING 578 (PTY) LTD**

(b) The name of the company in the other official language is

N/A

(c) The shortened form of the name of the Company is

N/A

REPUBLIC OF SOUTH AFRICA

Form CM 2A

2. **Purpose describing the main business**

*"GENERAL TRADING IN ALL ASPECTS"*

3. **Main object**
The main object of the Company is:
"GENERAL TRADING IN ALL ASPECTS"

4. ***Ancillary objects excluded***
The specific ancillary objects, if any, referred to in section 33(1) of the Act, which are excluded from the unlimited ancillary objects of the Company

**NONE**

5. **Powers**
(a) The specific powers or part of any powers of the company, if any, which are excluded from the plenary powers or the powers set out in Schedule 2 of the Act

**NONE**

(b) The specific powers or part of any specific powers of the *Company set out in Schedule 2 to the Act*, if any, which are qualified under section 34 of the Act

**NONE**

6. ***Conditions***
Any special conditions which apply to the Company and the requirements, if any, additional to those prescribed in the Act for their alteration

NONE

Form CM 2B

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

7. Pre-incorporation contracts (if any) None

8. Capital

(a) Par value: The share capital of the Company is 1000 rand, divided into:

(i) 1000 ordinary par value shares of One rand each;

(ii) Nil preference par value shares of Nil rand/cents each; and

(iii) Nil redeemable preference par value shares of Nil rand/cents each.

(b) No par value:

(i) The number of no par value ordinary shares is Nil ;

(ii) the number of no par value preference shares is Nil ; and

(iii) the number of redeemable no par value preference shares is Nil

Form CM 2D

(b) Where one person signs the memorandum

I CHRISTIAN GOUWS whose occupation is ATTORNEY

(full names)

residing at 329 ANCHELLA STREET, FAERIE GLEN, 0043

(residential address)

having a business address at 287 LYNNWOOD ROAD, MENLO PARK, 0081

(business address)

and the following postal address P O BOX 35465, MENLO PARK, 0102

(postal address)

am desirous of forming a company in pursuance of this memorandum of association and agree to take up the number of shares in the capital of the company, set opposite my signature below.

| Date and signature of subscriber | Number, in words, and type of shares taken |
|---|---|
| 11/01/2006 | ONE HUNDRED ORDINARY PAR VALUE SHARES |

| Date and signature | Particulars of witness |
|---|---|
| 11/01/2006 | Full names [redacted]<br>Occupation [redacted]<br>Residential address [redacted] VIEW, 0082<br>Business address [redacted] 0081<br>Postal address [redacted] |

Form CM44 A

# REPUBLIC OF SOUTH AFRICA

## COMPANIES ACT, 1973

## ARTICLES OF ASSOCIATION OF A COMPANY HAVING A SHARE CAPITAL NOT ADOPTING SCHEDULE 1

**[SECTION 60(1) REGULATION 18]**

**REGIST[illegible] MPANY**

NUNGU TRADING 578

2006/001403/07



## ARTICLES OF ASSOCIATION

**OF**

**NUNGU TRADING 578 (PTY) LTD**

**("the company")**

A. The articles of Table B contained in Schedule 1 of the Companies Act, 1973, shall not apply to the company.

B. The Articles of the Company are as follows:

### INTERPRETATION

1. In these articles, unless the context otherwise indicates-
   (a) "the Act" means the Companies Act, 1973; and
   (b) "foreign committee" means a committee appointed under article 65 of these articles.

### RESTRICTIONS

2. The directors shall have regard to the restrictions of the commencement of business imposed by section 172 of the Act.
3. The company is a private company and accordingly-
   (a) the right to transfer its shares is restricted;
   (b) the number of members of the company (exclusive of persons who are in the employment of the company and of persons who are having been formerly in the employment of the company were, while in such employment, and have continued since the determination of such employment, to be members of the company) is limited to fifty;
   © any invitation to the public to subscribe for any shares or debentures of the company is prohibited; and
   (d) the company shall not have power to issue share warrants to bearer.
4. Where two or more persons hold one or more shares of the company jointly they shall for the purpose of article 3 be treated as a single member.

### SHARES AND CERTIFICATES OF SHARES

5. Subject to the provisions, if any, of the memorandum, and without prejudice to any special rights previously conferred on the holders of existing shares, any share may be issued with such preferred, deferred, or other special rights, or subject to such restrictions (whether in regard to dividend, voting, return of share capital or otherwise) as the company may from time to time determine, and the company may determine that any preference shares shall be issued on the condition that they are or are at the option of the company, liable to be redeemed.
6. Every person whose name is entered as a member in the register of members shall be entitled to one certificate for all the shares registered in his name, or to several certificates, each for a part of such shares. Every share certificate shall specify the number of shares in respect of which it is issued. Every original member shall be entitled to one share certificate free of charge but for every subsequent certificate the directors may make such charge as from time to time they may think fit: Provided that if a share certificate is defaced, lost or destroyed, it may be renewed on payment of such fee, if any, not exceeding twenty-five cents, and on such terms, if any, as to evidence and indemnity as the directors may think fit.
7. Share certificates shall be issued under the authority of the directors, or the foreign committee when authorized thereto by resolution of the directors, in such manner and form as the directors shall from time to time prescribe. If any shares are numbered, all such shares shall be numbered in numerical progression beginning with the number one, and each share shall be distinguished by its appropriate number; and if any shares are not numbered, each share certificate in respect of such shares shall be numbered in numerical progression and each share certificate distinguished by its appropriate number and by such endorsement as may be required under section 95 (2) of the Act.
8. A certificate for shares registered in the names of two or more persons shall be delivered to the person first named in the register as a holder thereof, and delivery of a certificate for a share to that person shall be a sufficient delivery to all joint holders of that share.

### VARIATION OF RIGHTS

9. If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of the shares of the class, and the provisions of section 199 of the Act shall mutatis mutandis apply to the said resolution and meeting as if the resolution were a special resolution. To every such separate general meeting the provisions of these articles relating to general meetings shall mutatis mutandis apply but so that the necessary quorum, unless the company has only one member, shall be two persons holding or representing by proxy at least one-third of all the issued shares of the class.

### REGISTER OF MEMBERS

10. (a) The company shall maintain at its registered office a register of members of the company as provided in section 105 of the Act. The register of members shall be open to inspection as provided in section 113 of the Act.
    (b) The company may maintain a branch register under section 110 of the Act and the provisions of paragraph (a) shall mutatis mutandis apply to such register.

### TRANSFER AND TRANSMISSION OF SHARES

11. The directors shall have power to refuse to register the transfer of any shares without giving reasons therefor.
12. The instrument of transfer of any share of the company, not being a security in terms of section 134 of the Act, shall be executed both by the transferor and transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect thereof.
13. Subject to such of the restrictions as may be applicable, any member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the directors may approve.
14. The directors may decline to recognize any instrument of transfer unless-
    (a) a sum not exceeding twenty-five cents is paid to the company in respect thereof;
    (b) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer; and
    © the share transfer duty thereon has been paid.
15. Every instrument of transfer shall be left at a transfer office of the company at which it is presented for registration, accompanied by a certificate of the shares to be transferred. Every power of attorney given by a shareholder authorizing the transfer of shares, shall, when lodged, produced or exhibited to the company or any of its proper officers, be deemed as between the company and the donor of the power to continue and remain in full force and effect, and the company may allow that power to be acted upon until such time as express notice in writing of its revocation has been lodged at such of the company's transfer offices as the power was lodged, produced, or exhibited as aforesaid. The company shall not be bound to allow the exercise of any act or matter by an agent for a shareholder unless a duly certified copy of that agent's authority be produced and lodged with the company.
16. The executor of the estate of a deceased sole holder of a share shall be the only person recognized by the company as having any title to the share. In the case of a share registered in the names of two or more holders, the survivors or survivor, or the executor of the deceased survivor shall be the only persons recognized by the company as having any title to the share.

17. Any person becoming entitled to a share in consequence of the death or upon insolvency of a member shall, on such evidence being produced as may from time to time be required by the directors, have the right, either to be registered as a member in respect of the share or instead of being registered himself, to make such transfer of the share as the deceased or insolvent could have made, but the directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the deceased or insolvent before the death or insolvency.

18. The parent or guardian of a minor and the curator bonis of a lunatic member and any person becoming entitled to shares in consequence of the death or insolvency of any member or the marriage of any female member or by any lawful means other than by transfer in accordance with these articles, may, upon producing such evidence as sustains the character in which he proposes to act under this article, or of his title, as the directors think sufficient, transfer those shares to himself or any other person, subject to the articles as to transfer hereinbefore contained.

This article is hereinafter referred to as the "transmission clause".

19. A person becoming entitled to share by reason of the death or insolvency of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the company.

20. Any person who submits proof of his appointment as the executor, administrator, trustee, curator or guardian in respect of the estate of a deceased member of the company, or of a member whose estate has been sequestrated or of a member who is otherwise under a disability or as the liquidator of any body corporate which is a member of the company, shall be entered in the register of members of the company nomine officii, and shall thereafter, for all purposes, be deemed to be a member of the company.

21. If a member of the company desires to sell all or any of his shares of the company he shall give notice, in writing, of his intention to sell, to the directors of the company, and state the price he requires for the shares.

22. The directors shall within one month of the date of receipt of the notice referred to in article 21 advise every other member of the company of the contents thereof and each such member shall be entitled to acquire the shares so offered within one month after the date of the receipt of such advice: Provided that if more than one member makes an offer for all of the shares so offered, the shares shall be sold to each such member in equal proportions, and where fractional proportions of shares remain, such members shall become joint holders of such fractional proportions of the shares.

23. If the members of the company are unable to agree upon the selling price of the shares, the auditor of the company may be requested to determine the true and fair value thereof and the members shall accept that value as the selling price of the shares.

24. If none of the members of the company offers to purchase the shares within the time referred to in article 22, or if the members of the company offer to purchase a part of the shares so offered, the member who is offering the shares for sale may offer the shares or the remaining portion of the shares which have not been purchased by members of the company, for sale to any other person and, notwithstanding the provisions of article 11, the directors shall approve the registration of the shares in the name of that person unless they have good reason to refuse such registration.

## CONVERSION OF SHARES INTO STOCK

25. The company may by special resolution convert all or any of its paid-up shares into stock, and reconvert such stock into any number of paid-up shares.

26. The holders of stock may transfer the same, or any part thereof, in the same manner, and subject to the same articles as the shares from which the stock arose might prior to conversion have been transferred, or as near thereto as circumstances permit, but the directors may from time to time fix the minimum amount of stock transferable, and restrict or forbid the transfer of factions of such minimum, but the minimum shall not exceed the nominal amount, in the case of shares of par value, or the issue price in the case of shares of no par value, of the shares from which the stock arose.

27. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges, and advantages as regards dividends, voting at meetings of the company and other matters as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the company) shall be conferred by any such aliquot part of stock as would not, if existing in shares, have conferred that privilege or advantage.

28. Such of the articles of the company as are applicable to shares shall apply to stock, and the word "share" and "shareholder" therein shall include "stock" and "stock-holder".

## ALTERATION OF CAPITAL, ACQUISITION BY COMPANY OF OWN SHARES

29. (a) The company may from time to time by special resolution increase the share capital by such sum dividend into shares of such amount, or may increase the number of its shares of no par value to such number, as the resolution shall prescribe.

(b) The company may increase its share capital constituted by shares of no par value by transferring reserves or profits to the stated capital, with or without a distribution of shares.

© New shares shall be subject to the same provisions as to transfer, transmission and otherwise as the shares in the original capital.

(d) The company may acquire shares issued by itself in terms of Section 85 of the Act, or make payments to its shareholders in terms of section 90 of the Act.

30. The company may, by special resolution-

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares or consolidate and reduce the number of the issued shares of no par value;

(b) increase the number of its issued no par value shares without an increase of its stated capital;

© sub-divide its existing shares or any of them into shares of smaller amount that is fixed by its memorandum;

(d) convert all of its ordinary or preference share capital consisting of shares having a par value into stated capital constituted by shares or no par value;

(e) convert its stated capital constituted either by ordinary or preference shares of no par value into share capital consisting of shares having a par value;

(f) cancel any shares which, at the date of the passing of the resolution, have not been taken by any person, or which no person has agreed to take;

(g) reduce its share capital, stated capital, any capital redemption fund or any share premium account in any manner and with, and subject to, any incident authorized, and consent required, by law;

(h) subject to the provisions of section 99 of the Act, convert its issued preference shares into shares which can be redeemed.

## GENERAL MEETINGS

31. The company shall hold its first annual general meeting within eighteen months after the date of its incorporation and shall thereafter

in each year hold an annual general meeting: Provided that not more than fifteen months shall elapse between the date of one annual general meeting and that of the next and that an annual general meeting shall be held within nine months after the expiration of the financial year of the company.

32. Other general meetings of the company may be held at any time.

33. Annual general meetings and other general meetings shall be held at such time and place as the directors shall appoint or at such time and place as is determined if the meetings are convened under section 179 (4), 181, 182 or 183 of the Act.

## NOTICE OF GENERAL MEETINGS

34. An annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than twenty-one clear days' notice in writing and any other general meeting shall be called by not less than fourteen clear days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of the meeting and shall be given in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the company in general meeting, to such persons as are, under these articles, entitled to receive such notices from the company: Provided that a meeting of the company shall, notwithstanding the fact that it is called by shorter notice than that specified in this article, be deemed to have been duly called if it is so agreed by majority in number of the members having a right to attend and vote at the meeting, being a majority holding not less than ninety-five per cent of the total voting rights of all the members.

## PROCEEDINGS AT GENERAL MEETINGS

35. The annual general meeting shall deal with and dispose of all matters prescribed by the Act, including the sanctioning of a dividend, the consideration of the annual financial statements, the election of directors and the appointment of an auditor, and may deal with any other business laid before it. All business laid before any other general meeting shall be considered special business.

36. No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business save as herein otherwise provided, two members present in person or by proxy, or if the company has one member, such member present in person or by proxy, or if the company is a wholly owned subsidiary, the nominee of the holding company in person or by proxy shall be a quorum.

37. If within half an hour after the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to a day not earlier than seven days and not later than twenty one days after the date of the meeting and if at such adjourned meeting a quorum is not present within half a hour after the time appointed for the meeting the members present in person or by proxy shall be a quorum.

38. Where a meeting has been adjourned as aforesaid, the company shall, upon a date not later than three days after the adjournment send a written notice by registered post to each member of the company-
    (a) the date, time and place to which the meeting has been adjourned;
    (b) the matter before the meeting when it was adjourned; and
    © the ground for the adjournment.

39. The chairman, if any, of the board of directors shall preside as chairman at every general meeting of the company.

40. If there is no such chairman, or if at any meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the members present shall elect one of their number to be chairman.

41. The chairman may, with the consent of any meeting at which a quorum is present (and shall of so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting at which the adjournment took place. When a meeting is adjourned, the provisions of articles 37 and 38 shall mutatis mutandis apply to such adjournment.

42. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or members referred to in section 198 (1)(b) of the Act, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or negatived and an entry to that effect in the book containing the minutes of the proceedings of the company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution. The demand for a poll may be withdrawn.

43. If a poll is duly demanded it shall be taken in such a manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. Scrutineers shall be elected to determine the result of the poll.

44. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, shall be entitled to a second or casting vote.

45. A poll demanded on the election of a chairman or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs. The demand for a poll shall not prevent the continuation of a meeting for the transaction of any business other than the question upon which the poll has been demanded.

## INSPECTION OF MINUTES

46. The minutes kept of every general meeting and annual general meeting of the company under section 204 of the Act, may be inspected and copied as provided in section 113 of the Act.

## VOTES OF MEMBERS

47. Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every member present in person or by proxy and if a member is a body corporate, its representative shall have one vote, and on a poll every member present in person or by proxy shall be entitled to exercise the voting rights determined by section 195 of the Act.

48. In the case of joint holders the vote of the person whose name appears first in the register of members and who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

49. The parent or guardian of a minor, and the curator bonis of a lunatic member, and also any person entitled under the transmission clause to transfer any shares, may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of those shares: Provided that forty-eight hours at least before the time of holding the meeting at which he proposes to vote, he shall satisfy the directors that he is such parent, guardian or curator or that he is entitled under the transmission clause to transfer those shares, or that the directors have previously admitted his right to vote in respect of those shares. Co-executors of a deceased member in whose name shares stand in the register shall, for the purposes of this article, be deemed to be joint holders of those shares.

50. On a poll, votes may be given either personally or by proxy.

## PROXIES

51. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his agent duly authorized in writing, or, if the appointer is a body corporate, under the hand of an officer or agent authorized by the body corporate. A proxy need not be a member of the company. The holder of a general or special power of attorney, whether he is himself a member or not, given by a shareholder shall be entitled to attend meetings and to vote, if duly authorized under that power to attend and take part in the meetings.

52. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority shall be deposited at the registered office of the company not less than forty-eight hours before the time for holding the meeting at which the person named in the instrument proposes to vote, and in default of complying herewith the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of six months from the date when it was signed, unless so specifically stated in the proxy itself, and no proxy shall be used at an adjourned meeting which could not have been used at the original meeting.

53. The instrument appointing a proxy shall be in the following form or as near thereto as circumstances permit:

" ................Limited
of

I,..................................................................................
being a member of
the..................................................................................Limited, hereby appoint
..................................................of..........................or failing him ..................................................of...............................or failing him
..................................................of...............................,
as my proxy to vote for me and on my behalf at the annual general meeting (as the case may be) of the company to be held on the.......day of.....................and at any adjournment thereof as follows:

| | *Abstain* | *In favour of* | *Against* |
|---|---|---|---|
| Resolution to............ | ...................................... | ...................................... | ...................................... |
| Resolution to............ | ...................................... | ...................................... | ...................................... |
| Resolution to............ | ...................................... | ...................................... | ...................................... |

(Indicate instruction to proxy by way of a cross in space provided above)
Unless otherwise instructed, my proxy may vote as he thinks fit.
Signed this ......day of ....................

..........................
Signature

(Note: a member entitled to attend and vote is entitled to appoint a proxy to attend, speak and on a poll vote in his stead, and such proxy need not also be a member of the company)."

## DIRECTORS

54. The number of the directors shall not be less than one and the names of the first directors may be determined in writing by a majority of the subscribers of the memorandum. *Until directors are appointed, whether or not the directors have been named by a majority* of subscribers of the memorandum every subscriber of the memorandum shall be deemed for all purposes to be a director of the company.

55. The remuneration of the directors shall from time to time be determined by the company in general meeting.

56. If any director be called upon to perform extra services or to make any special exertions in going or residing abroad, or otherwise, for any of the purposes of the company, the company may remunerate that director either by a fixed sum or by a percentage of profits or otherwise as may be determined, and such remuneration may be either in addition to, or in substitution for, the remuneration determined under article 55.

57. A director shall not be required to hold a share of the company.

## ALTERNATE DIRECTORS

58. Each director shall have the power to nominate any person whether a member of the company or not possessing the necessity qualifications of director, to act as alternate director in his place during his absence or inability to act as such director, provided that the appointment being made, the alternate director shall, in all respects, be subject to the terms, qualifications, and conditions existing with reference to the other directors of the company.

59. The alternate directors, whilst acting in the stead *of the directors who appointed them*, shall exercise and discharge all the powers, duties and functions of the directors they represent. The appointment of an alternate director shall cease to hold office, whenever the director who appointed him ceases to be a director or gives notice to the secretary of the company that the alternate director representing him has ceased to do so, and in the vent of the disqualification or resignation of any alternate director during the absence or inability to act of the director whom he represents, the vacancy so arising shall be fulled by the chairman of the directors who shall nominate a person to fill such vacancy, subject to the approval of the board.

## POWERS AND DUTIES OF DIRECTORS

60. The business of the company shall be managed by the directors who may pay all expenses incurred in promoting and incorporating the company, and may exercise all such powers of the company as are not by the Act, or by these articles, required to be exercised by the company in general meeting, subject to these articles, to the provisions of the Act, and to such regulations, not inconsistent with the aforesaid articles or provisions, as may be prescribed by the company in general meeting, but no regulation prescribed by the company in general meeting shall invalidate any prior act of the directors which would have been valid if such regulation had not been made.

## *BORROWING POWERS*

61. The directors may exercise all the powers of the company to borrow money and to mortgage or bind its undertaking and property

or any part thereof, and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the company or of any third party.

MANAGING DIRECTOR

62. The directors may from time to time appoint one or more of their body to the office of managing director or manager for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another) as they may think fit and may revoke such appointment subject to the terms of any agreement entered into in any particular case. A director so appointed shall not, while holding such office, be subject to retirement by rotation, or be taken into account in determining the rotation of retirement of directors, but his appointment shall determine if he ceases for any reason to be a director.

63. The directors may from time to time entrust to or confer upon a managing director or manager, for the time being, such of the powers and authorities vested in then as they may think fit, and may confer such powers and authorities for such time and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions as they may think expedient and they may confer such powers and authorities either collaterally or to the exclusion of, or in substitution for, all or any of the powers and authorities of the directors and may from time to time revoke or vary all or any of such powers and authorities.

MINUTES AND MINUTE BOOKS

64. The directors shall, in terms of section 204 of the Act, cause the minutes to be kept-
(a) of all appointments of officers;
(b) Of names of directors present at every meeting of the company and of the directors; and
(c) of all proceedings at all meetings of the company and of the directors.

Such minutes shall be signed by the chairman of the meeting at which the proceedings took place or by the chairman of the next succeeding meeting.

FOREIGN COMMITTEES

65. The directors may from time to time appoint persons resident in a foreign country to be a foreign committee for the company in that country with such powers and duties as the directors may from time to time determine. The directors may from time to time establish branch registers of members and transfer offices in foreign countries, close them at any time an may appoint and remove agents for any purposes in any foreign country.

DISQUALIFICATION OF DIRECTORS

66. The office of director shall be vacated if the director-
(a) ceases to be a director or becomes prohibited from being a director by virtue of any provision of the Act; or
(b) without the consent of the company in general meeting holds any other office of profit under the company except that of managing director or manager; or
(c) resigns his office by notice in writing to the company and the Registrar; or
(d) for more than six months is absent without permission of the directors from meetings of directors held during that period; or
(e) is directly or indirectly interested in any contract or proposed contract with the company and fails to declare his interest and the nature thereof in the manner required by the Act.

ROTATION OF DIRECTORS

67. The company in general meeting may from time to time determine the number of directors, their terms of office and the manner of their retirement. An annual general meeting or other general meeting of the company may fill any vacancy and a retiring director shall be eligible for re-election.

68. If at any meeting at which an election of directors ought to take place the offices of the retiring directors are not filled, unless it is expressly resolved not to fill such vacancies, the meeting shall stand adjourned and the provisions of articles 37 and 38 shall apply mutatis mutandis to such adjournment, and if at such adjourned meeting the vacancies are not filled, the retiring directors or such of them as have not had their offices filled shall be deemed to have been re-elected at such adjourned meeting unless a resolution for the re-election of any such director shall have been put to the meeting and negatived.

69. The company may from time to time in general meeting increase or reduce the number of directors and may also determine in what rotation such increased or reduced number is to retire from office.

70. Unless the shareholders otherwise determine in general meeting any causal vacancy occurring on the board of directors may be filled by the directors, but the director so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose stead he is appointed was last elected a director.

71. The directors shall have power at any time, and from time to time, to appoint a person as an additional director but so that the total number of directors shall not at any time exceed the number fixed according to these articles, and such director shall retire from office at the next following annual general meeting and shall then be eligible for re-election, but shall not be taken into account in determining which directors are to retire by rotation at such meeting.

72. Deleted by G.N.N. 263 dd. 7.10.1977.

PROCEEDINGS OF DIRECTORS

73. The directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the event of an equality of votes, the chairman shall have a second or casting vote. A director may and the secretary on the requisition of a director shall, at any time convene a meeting of the directors.

74. Subject to the provisions of sections 234 to 241 of the Act, a director shall not vote in respect of any contract or proposed contract with the company in which he is interested, or any matter arising therefrom, and if he does so vote his vote shall not be counted: Provided that this article shall not apply where the company has only one director.

75. The quorum necessary for the transaction of the business of the directors, unless there is only one director, may be fixed by the directors, and unless so fixed shall, when the number of directors exceeds three, be three and when then number of directors does not exceed three, shall be two.

76. Subject to the provisions of the Act, a resolution in writing, signed by all the directors shall be as valid and effectual as if it had been passed at a meeting of the directors duly convened and held.

77. The continuing directors may act notwithstanding any vacancy on their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these articles as the necessary quorum of directors, the continuing directors may act for the purpose of increasing the number of directors to that number, or of convening a general meeting of the company, but for no other purpose.

78. The directors may elect a chairman of their meetings and determine the period for which he is to hold office, but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the directors present may elect one of their number to be chairman of the meeting.

79. The directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any rules that may be imposed on it by the directors.

80. A committee may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may elect one of their number to be chairman of the meeting.

81. A committee may meet and adjourn as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the event of an equality of votes the chairman shall have a second or casting vote.

82. All acts done by any meeting of the directors or a committee of directors or by any person acting as a director shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such directors of person acting as aforesaid at that they or any of them were disqualified, be as valid as if every such person had been duly appointed and were qualified to be a director.

## DIVIDENDS AND RESERVE

83 The company in annual general meeting may declare dividends but no dividend shall exceed the amount recommended by the directors..

84. The directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the company.

85. No dividend shall be paid otherwise than out of profits or bear interest against the company.

86. The directors may, before recommending any dividend, set aside out of the profits of the company such sums as they think fit as a reserve or reserves, which shall, at the discretion of the directors, be applicable for any purpose to which the profits of the company may be properly applied and, pending such application may, at the like discretion, either be employed in the business of the company or be invested in such investments (other than shares of the company) as the directors may from time to time think fit. The directors may also without placing the same to reserve carry forward any profits which they may think prudent not to divide.

87. Notice of any dividend that may have been declared shall be given in the manner hereinafter provided to the persons entitled to share therein.

88. Every dividend or other moneys payable in cash in respect of shares may be paid by cheque, warrant, coupon or otherwise as the directors my from time to time determine, and shall, if paid otherwise than by coupon, either be sent by post to the registered address of the member entitled thereto or be given to him personally, and the receipt or endorsement on the cheque or warrant of the person whose name appears in the register as the shareholder, or his duly authorized agent, or the surrender of any coupon shall be a good discharge to the company in respect thereof. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable in respect of the shares held by them as joint holders.

89. The company shall not be responsible for the loss in transmission of any cheque, warrant, coupon, or other document sent through the post to the registered address of any member, whether or not it was sent at his request.

## ACCOUNTING RECORDS

90. The directors shall cause such accounting records as are prescribed by section 284 of the Act to be kept. Proper accounting records shall not be deemed to be kept if there are not kept such accounting records as are necessary fairly to present the state of affairs and business of the company and to explain the transaction and financial position of the trade or business of the company.

91. The accounting records shall be kept at the registered office of the company or at such other place or places as the directors think fit, and shall always be open to inspection by the directors.

92. The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounting records of the company or any of them shall be open to inspection by members not being directors, and no member (not being a director) shall have any right of inspecting any accounting records or document of the company except as conferred by the Act or authorized by the directors or by the company in general meeting.

## ANNUAL FINANCIAL STATEMENTS

93. The directors shall from time to time, in accordance with section 286 and 288 of the Act, cause to be prepared and laid before the company in general meeting such annual financial statements, group financial statements and group reports (if any) as are referred to in those sections.

94. A copy of any annual financial statements, group annual financial statements and group reports which are to be laid before the company in annual general meeting, shall not less than twenty-one days before the date of the meeting be sent to every member of, and every holder of debentures of, the company, and if the company is a controlled company also to the Registrar: Provided that this article shall not require a copy of those documents to be sent to any person of whose address the company is not aware or to more than one of the joint holders of any shares or debentures.

## AUDIT

95. An auditor shall be appointed in accordance with Chapter X of the Act.

## NOTICES

96. A notice may be given by the company to any member either by advertisement or personally, or by sending it by post in a prepaid letter addressed to such member at his registered address or (if he has no registered address in the republic) at the address (if any) within the Republic supplied by him to the company for the giving of notices to him.

97. Whenever a notice is to be given personally or sent by post, the notice may be given by the company to the joint holders of a share by giving the notice to the joint holder named first in the register in respect of the share.

98. Whenever a notice is to be given personally or sent by post, the notice may be given by the company to the persons entitled to a share in consequence of the death or insolvency of a member, or by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased, or trustees of the insolvent or by any like description, at the address (if any) in the Republic supplied for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or insolvency had not occurred.

99. Notice of every general meeting shall be given in any manner authorized-

(a) to every member of the company except, in the case of notices to be given personally or sent by post, those members who (having no registered address within the republic) have not supplied to the company an address within the republic

for the giving of notices to them;

(b) to every person entitled to a share in consequence of the death or insolvency of a member who, but for his death or insolvency, would have been entitled to receive notice of the meeting; and

(c) to the auditor for the time being of the company.

No other person shall be entitled to receive notice of general meetings.

100. Any notice by post shall be deemed to have been served at the time when the letter containing the same was posted, and in proving the giving of the notice by post, it shall be sufficient to prove that the letter containing the notice was properly addressed and posted.

101. A notice given to any member shall be binding on all persons claiming on his death or on any transmission of his interests.

102. The signature to any notice given by the company may be written or printed, or partly written and partly printed.

103. When a given number of days' notice or notice extending over any other period is required to be given, the day of service shall not be counted in such number of days or period.

104. If the company has a seal, it shall not be affixed to any instrument except by the authority of a resolution of the directors, and shall be affixed in the manner and subject to such safeguards as the directors may from time to time determine.

**WINDING-UP**

105. If the company be wound up, the assets remaining after payment of the debts and liabilities of the company and the costs of the liquidation shall be applied as follows:

(a) To repay to the members the amount paid up on the shares respectively held by each of them; and

(b) the balance (if any) shall be distributed among the members in proportion to the number of shares respectively held by each of them;

Provided that the provisions of this article shall be subject to the rights of the holders of shares (if any) issued upon special conditions.

106. In a winding-up, any part of the assets of the company, including any shares or securities of other companies may, with the sanction of a special resolution of the company, be paid to the members of the company in specie, or may, with the same sanction, be vested in trustees for the benefit of such members, and the liquidation of the company may be closed and the company dissolved.

Form CM 44C

Signatories to articles of association

| Particulars of subscribers | Date and signature | Patriculars of witnesses | Date and signature |
|---|---|---|---|
| 1. Full names CHRISTIAN GOUWS<br>Occupation ATTORNEY<br>Residential address 329 ANCHELLA STREET, FAERIE GLEN, 0043<br>Business address 287 LYNNWOOD ROAD, MENLO PARK, 0081<br>Postal address P O BOX 35465, MENLO PARK, 0102 | 11/01/2006 | 1. Full name [redacted]<br>Occupation [redacted]<br>Residential address [redacted] VIEW, 0082<br>Business address [redacted] PARK, 0081<br>Postal address [redacted] | 11/01/2006 |

Republic of South Africa
Companies Act 1973, Section 44(1)(b)

Republiek van Suid-Afrika
Maatskappywet 1973, Artikel 44(1)(b)

Form/Vorm CM 9

| Revenue Stamp or revenue franking machine impression R30 | Inkomsteseël of inkomstefrankeer-masjienstempel R30 |
|---|---|

Registration No. of Company / Registrasienommer van Maatskappy

TSE 000

2006/014738/07

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -05- 29
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

# Application for change of name of company

# Aansoek om naam van maatskappy te verander

Existing name of company/Bestaande naam van maatskappy

PLANET WAVES 269 PROPRIETARY LIMITED

In the special resolution, which is attached to this form, the name of the company was changed to
In die spesiale besluit, wat aan hierdie vorm aangeheg is, is die naam van die maatskappy verander na

FERRET COAL HOLDINGS PROPRIETARY LIMITED

*No translated form of the name is registered.
*No shortened form of the name is registered.
*Separate application is being made to register a translated*/ shortened form of name.
*Separate application is being made to deregister translated*/ shortened form of name.
*Delete whichever is not applicable.

*Geen vertaalde vorm van die naam is geregistreer nie
*Geen verkorte vorm van die naam is geregistreer nie.
*Aansoek word afsonderlik gedoen om 'n vertaalde*/ verkorte vorm van naam te registreer.
*Aansoek word afsonderlik gedoen om 'n vertaalde*/ verkorte vorm van naam te deregistreer.
*Skrap indien nie van toepassing nie.

Date/Datum 25/5/2006

Signature/Handtekening
Director/Manager/Secretary/Direkteur/Bestuurder/Sekretaris

Rubber stamp of company, if any, or of secretaries
Rubberstempel van maatskappy, as daar is, of van sekretarisse

Postal address of company
Posadres van maatskappy

---

Certificate of change of name dated ________ herewith
Hierby sertifikaat van verandering van naam gedateer

Name of company
Naam van maatskappy
BRINK BONSMA (REF: JOHANITHA

Postal Address
Posadres
PO BOX 3306 PRETORIA 0002

Date stamp of companies Registration Office, Registrar of Companies

Datumstempel van registrasiekantoor vir Maatskappye
Registrateur van Maatskappye

2006 -06- 19
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Republic of South Africa
Companies Act 1973, Section 44(1)(b)

Republiek van Suid-Afrika
Maatskappywet 1973, Artikel 44(1)(b)

Form/Vorm CM 9

Registration No. of Company / Registrasienommer van Maatskappy

2006/014738/07

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -05- 29
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

# Certificate of change of name of company

# Sertifikaat van verandering van naam van maatskappy

This is to certify that/Hierby word gesertifiseer dat

**PLANET WAVES 269 (PROPRIETARY) LIMITED**

has changed its name by SPECIAL RESOLUTION and is now called
sy naam verander het by SPESIALE BESLUIT en nou genoem word

**FERRET COAL HOLDINGS PROPRIETARY LIMITED**

and that the new name has this day been entered in the Register of Companies.
en dat die nuwe naam op hierdie dag in die Register van Maatskappye aan geteken is.

Signed and sealed at Pretoria, this/Geteken en geseël te Pretoria op hede die 19th

day of/dag van June

Two Thousand and/Tweeduisend en Six

Registrar of Companies/Registrateur van Maatskappye

2006 -06- 19

*Seal of Companies Registration Office*
*Seël van Registrateur van Maatskappye*

16098657

16075691

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26

Revenue stamp or revenue franking machine impression R80

TSE 000

# SPECIAL RESOLUTION

(Section 200)
(To be lodged in duplicate)

Registration No. of Company
2006/014738/07

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2006 -05- 29 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Name of company PLANET WAVES 269 (Proprietary) Limited

Date notice given to members 24 May 206 Date resolution passed 24 May 06

Special resolution passed in terms of section 44 & 55 of the Act/*paragraph of the memorandum/*article of the articles.

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2006 -06- 09 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) attached/*not attached.

## CONTENTS OF RESOLUTION

(Use reverse side if necessary)

Resolved:

1) To change the name of the company, with immediate effect, from "Planet Waves 269 (Pty) Ltd to Ferret Coal Holdings (Pty) Ltd.
2) To change the object of the company from General Trading and all aspects thereof to "That of Being a Holdings Company"

Rubber stamp of company, if any or of secretaries.

Date 25/5/2006

Signature [signature]
Director/Secretary/Manager

Name (in block capitals) HENDRIK WILLEM BONSMA

* Delete whichever not applicable.

(To be completed by company)

Herewith copy of special resolution as registered.

Registration No. of Company
2006/014738/07

Name of company Ferret Coal Holdings (Pty) Ltd
Ref: Johanitha

Postal address PO Box 3306
Pretoria 002

Special resolution registered this day

Date stamp of Companies Registration Office
2006 -06- 19
Registrar of Companies

Not valid unless stamped by Registrar of Companies.

# CM5


COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 25/05/2006

Our Reference: 41860718

THE STATUS EXCHANGE
E-mail: ERICAS@CREDITVISION.CO.ZA
P O BOX 1571
BROOKLYN SQUARE
0075

**RE: Application for Name Reservation**

We have received a CM5 from you dated 25/05/2006.
The names proposed on the form were compared to our database and the results of the comparison are listed below:

1 FERRET COAL HOLDINGS — Comparative Name Exists
   The following conflicts were identified:
      FERRET COAL (HEIDELBERG)
      FERRET COAL (KENDAL)

**The name 'FERRET COAL HOLDINGS' was approved and reserved from 25/05/2006 until 24/07/2006.**

A lodging fee of R50,00 is payable in respect of each lodgement of a form CM5, due to the implementation of the Corporate Laws Amendment Act, 39 of 2002 from the beginning of December 2003.
This will entail that agents will be debited for every CM5 that is lodged.
These measures, until the Close Corporations Act has been amended commensurately, do not apply to close corporations and the system that had been in place until now, merely continues.

**Note:**

If a proposed name is indicated as 'Clear' in the results of the name searches above and such name is not approved, it simply indicates that no comparative names were cited against such name but that the name was nevertheless disallowed for other reasons, falling within the ambit of the discretion of the Registrar.
This letter should accompany the registration documents of your company or close corporation.
If no name was approved and space in paragraph A of the reservation form is still available for further proposed names, the same reservation form may be re-submitted with new proposed names.
Alternatively, a new set of reservation forms, with new proposed names, may be annexed and submitted with the original reservation form.
If the reservation period of two months has been exceeded, the reservation procedure should be repeated by lodging a fresh reservation form.
Please note the Internet address of this Office mentioned below. The application results for names are noted on the Web Site of this Office and are available the moment applications are decided upon.
Searches on this Site will obviate telephonic or personal enquiries from this Office.

Yours truly

**Registrar of Companies**

PNE RDR



16049076

Vorm/Form CM 1

Republiek van Suid-Afrika
Maatskappywet 1973
(Artikel 64)

Republic of South Africa
Companies Act 1973
(Section 64)

Registrasienommer van Maatskappy/Registration No. of Company



2006/014738/07

# Sertifikaat van Inlywing

## van 'n Maatskappy met 'n aandelekapitaal

# Certificate of Incorporation

## of a Company having a share capital

**Hierby word gesertifiseer dat/This is to certify that**

**PLANET WAVES 269 (PTY) LTD**

vandag ingelyf is kragtens die Maatskappywet, 1973 (Wet 61 van 1973), en dat die Maatskappy 'n maatskappy is met 'n aandelekapitaal.

was this day incorporated under the Companies Act, 1973 (Act 61 of 1973), and that the Company is a company having a share capital.

Geteken en geseël te Pretoria op hede/Signed and sealed at Pretoria this 16

dag van/day of May Two Thousand and Six

Registrateur van Maatskappye/Registrar of Companies

Seël van die Registrasiekantoor vir Maatskappye
Seal of Companies Registration Office
Hierdie sertifikaat is nie geldig nie, tensy geseël deur die seël van die Registrasiekantoor vir Maatskappye.
This certificate is not valid unless sealed by the seal of the Companies Registration Office.

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

# Memorandum of association

## of a company having a share capital

[Se[illegible] 2)]



Paste revenue receipt here or affix revenue stamps here or impress revenue franking machine impression here.



1. *Name*

(a) The name of the company is

**PLANET WAVES 269 (PTY) LTD**

(b) The name of the company in the other official language is

N/A

(c) The shortened form of the name of the Company is

N/A

REPUBLIC OF SOUTH AFRICA

Form CM 2A

2. **Purpose describing the main business**

"GENERAL TRADING IN ALL ASPECTS"

3. **Main object**
The main object of the Company is:
"GENERAL TRADING IN ALL ASPECTS"

4. **Ancillary objects excluded**
The specific ancillary objects, if any, referred to in section 33(1) of the Act, which are excluded from the unlimited ancillary objects of the Company

**NONE**

5. **Powers**

(a) The specific powers or part of any powers of the company, if any, which are excluded from the plenary powers or the powers set out in Schedule 2 of the Act

**NONE**

(b) The specific powers or part of any specific powers of the Company set out in Schedule 2 to the Act, if any, which are qualified under section 34 of the Act

**NONE**

6. **Conditions**
Any special conditions which apply to the Company and the requirements, if any, additional to those prescribed in the Act for their alteration

NONE

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

7. **Pre-incorporation contracts (if any)** ____None____

8. **Capital**

(a) Par value: The share capital of the Company is 1000 rand, divided into:

(i) 1000 ordinary par value shares of One rand each;

(ii) Nil preference par value shares of Nil rand/cents each; and

(iii) Nil redeemable preference par value shares of Nil rand/cents each.

(b) *No par value:*

(i) The number of no par value ordinary shares is Nil;

(ii) the number of no par value preference shares is Nil; and

(iii) the number of redeemable no par value preference shares is Nil.

Form CM 2D

(b) Where one person signs the memorandum

I CHRISTIAN GOUWS whose occupation is ATTORNEY
(full names)

residing at 329 ANCHELLA STREET, FAERIE GLEN, 0043
(residential address)

having a business address at 287 LYNNWOOD ROAD, MENLO PARK, 0081
(business address)

and the following postal address P O BOX 35465, MENLO PARK, 0102
(postal address)

am desirous of forming a company in pursuance of this memorandum of association and agree to take up the number of shares in the capital of the company, set opposite my signature below.

| Date and signature of subscriber | Number, in words, and type of shares taken |
|---|---|
| 11/05/2006 | ONE HUNDRED ORDINARY PAR VALUE SHARES |

| Date and signature | Particulars of witness |
|---|---|
| 11/05/2006 | Full names [redacted]<br>Occupation [redacted]<br>Residential address [redacted]<br>Business address [redacted]<br>0081<br>Postal address [redacted] |

Form CM44 A

# REPUBLIC OF SOUTH AFRICA

## COMPANIES ACT, 1973

ARTICLES OF ASSOCIATION OF A COMPANY HAVING A SHARE CAPITAL NOT ADOPTING SCHEDULE 1

[SECTION 60(1) REGULATION 18]

REGISTRATION NUMBER OF COMPANY



2006/014738/07



ARTICLES OF ASSOCIATION

OF

PLANET WAVES 269 (PTY) LTD

("the company")

A. The articles of Table B contained in Schedule 1 of the Companies Act, 1973, shall not apply to the company.

B. The Articles of the Company are as follows:

## INTERPRETATION

1. In these articles, unless the context otherwise indicates-
   (a) "the Act" means the Companies Act, 1973; and
   (b) "foreign committee" means a committee appointed under article 65 of these articles.

## RESTRICTIONS

2. The directors shall have regard to the restrictions of the commencement of business imposed by section 172 of the Act.
3. The company is a private company and accordingly-
   (a) the right to transfer its shares is restricted;
   (b) the number of members of the company (exclusive of persons who are in the employment of the company and of persons who are having been formerly in the employment of the company were, while in such employment, and have continued since the determination of such employment, to be members of the company) is limited to fifty;
   © any invitation to the public to subscribe for any shares or debentures of the company is prohibited; and
   (d) the company shall not have power to issue share warrants to bearer.
4. Where two or more persons hold one or more shares of the company jointly they shall for the purpose of article 3 be treated as a single member.

## SHARES AND CERTIFICATES OF SHARES

5. Subject to the provisions, if any, of the memorandum, and without prejudice to any special rights previously conferred on the holders of existing shares, any share may be issued with such preferred, deferred, or other special rights, or subject to such restrictions (whether in regard to dividend, voting, return of share capital or otherwise) as the company may from time to time determine, and the company may determine that any preference shares shall be issued on the condition that they are or are at the option of the company, liable to be redeemed.
6. Every person whose name is entered as a member in the register of members shall be entitled to one certificate for all the shares registered in his name, or to several certificates, each for a part of such shares. Every share certificate shall specify the number of shares in respect of which it is issued. Every original member shall be entitled to one share certificate free of charge but for every subsequent certificate the directors may make such charge as from time to time they may think fit: Provided that if a share certificate is defaced, lost or destroyed, it may be renewed on payment of such fee, if any, not exceeding twenty-five cents, and on such terms, if any, as to evidence and indemnity as the directors may think fit.
7. Share certificates shall be issued under the authority of the directors, or the foreign committee when authorized thereto by resolution of the directors, in such manner and form as the directors shall from time to time prescribe. If any shares are numbered, all such shares shall be numbered in numerical progression beginning with the number one, and each share shall be distinguished by its appropriate number; and if any shares are not numbered, each share certificate in respect of such shares shall be numbered in numerical progression and each share certificate distinguished by its appropriate number and by such endorsement as may be required under section 95 (2) of the Act.
8. A certificate for shares registered in the names of two or more persons shall be delivered to the person first named in the register as a holder thereof, and delivery of a certificate for a share to that person shall be a sufficient delivery to all joint holders of that share.

## VARIATION OF RIGHTS

9. If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of the shares of the class, and the provisions of section 199 of the Act shall mutatis mutandis apply to the said resolution and meeting as if the resolution were a special resolution. To every such separate general meeting the provisions of these articles relating to general meetings shall mutatis mutandis apply but so that the necessary quorum, unless the company has only one member, shall be two persons holding or representing by proxy at least one-third of all the issued shares of the class.

## REGISTER OF MEMBERS

10. (a) The company shall maintain at its registered office a register of members of the company as provided in section 105 of the Act. The register of members shall be open to inspection as provided in section 113 of the Act.
    (b) The company may maintain a branch register under section 110 of the Act and the provisions of paragraph (a) shall mutatis mutandis apply to such register.

## TRANSFER AND TRANSMISSION OF SHARES

11. The directors shall have power to refuse to register the transfer of any shares without giving reasons therefor.
12. The instrument of transfer of any share of the company, not being a security in terms of section 134 of the Act, shall be executed both by the transferor and transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect thereof.
13. Subject to such of the restrictions as may be applicable, any member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the directors may approve.
14. The directors may decline to recognize any instrument of transfer unless-
    (a) a sum not exceeding twenty-five cents is paid to the company in respect thereof;
    (b) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer; and
    © the share transfer duty thereon has been paid.
15. Every instrument of transfer shall be left at a transfer office of the company at which it is presented for registration, accompanied by a certificate of the shares to be transferred. Every power of attorney given by a shareholder authorizing the transfer of shares, shall, when lodged, produced or exhibited to the company or any of its proper officers, be deemed as between the company and the donor of the power to continue and remain in full force and effect, and the company may allow that power to be acted upon until such time as express notice in writing of its revocation has been lodged at such of the company's transfer offices as the power was lodged, produced, or exhibited as aforesaid. The company shall not be bound to allow the exercise of any act or matter by an agent for a shareholder unless a duly certified copy of that agent's authority be produced and lodged with the company.
16. The executor of the estate of a deceased sole holder of a share shall be the only person recognized by the company as having any title to the share. In the case of a share registered in the names of two or more holders, the survivors or survivor, or the executor of the deceased survivor shall be the only persons recognized by the company as having any title to the share.

17. Any person becoming entitled to a share in consequence of the death or upon insolvency of a member shall, on such evidence being produced as may from time to time be required by the directors, have the right, either to be registered as a member in respect of the share or instead of being registered himself, to make such transfer of the share as the deceased or insolvent could have made, but the directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the deceased or insolvent before the death or insolvency.

18. The parent or guardian of a minor and the curator bonis of a lunatic member and any person becoming entitled to shares in consequence of the death or insolvency of any member or the marriage of any female member or by any lawful means other than by transfer in accordance with these articles, may, upon producing such evidence as sustains the character in which he proposes to act under this article, or of his title, as the directors think sufficient, transfer those shares to himself or any other person, subject to the articles as to transfer hereinbefore contained.

This article is hereinafter referred to as the "transmission clause".

19. A person becoming entitled to share by reason of the death or insolvency of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the company.

20. Any person who submits proof of his appointment as the executor, administrator, trustee, curator or guardian in respect of the estate of a deceased member of the company, or of a member whose estate has been sequestrated or of a member who is otherwise under a disability or as the liquidator of any body corporate which is a member of the company, shall be entered in the register of members of the company nomine officii, and shall thereafter, for all purposes, be deemed to be a member of the company.

21. If a member of the company desires to sell all or any of his shares of the company he shall give notice, in writing, of his intention to sell, to the directors of the company, and state the price he requires for the shares.

22. The directors shall within one month of the date of receipt of the notice referred to in article 21 advise every other member of the company of the contents thereof and each such member shall be entitled to acquire the shares so offered within one month after the date of the receipt of such advice: Provided that if more than one member makes an offer for all of the shares so offered, the shares shall be sold to each such member in equal proportions, and where fractional proportions of shares remain, such members shall become joint holders of such fractional proportions of the shares.

23. If the members of the company are unable to agree upon the selling price of the shares, the auditor of the company may be requested to determine the true and fair value thereof and the members shall accept that value as the selling price of the shares.

24. If none of the members of the company offers to purchase the shares within the time referred to in article 22, or if the members of the company offer to purchase a part of the shares so offered, the member who is offering the shares for sale may offer the shares or the remaining portion of the shares which have not been purchased by members of the company, for sale to any other person and, notwithstanding the provisions of article 11, the directors shall approve the registration of the shares in the name of that person unless they have good reason to refuse such registration.

CONVERSION OF SHARES INTO STOCK

25. The company may by special resolution convert all or any of its paid-up shares into stock, and reconvert such stock into any number of paid-up shares.

26. The holders of stock may transfer the same, or any part thereof, in the same manner, and subject to the same articles as the shares from which the stock arose might prior to conversion have been transferred, or as near thereto as circumstances permit, but the directors may from time to time fix the minimum amount of stock transferable, and restrict or forbid the transfer of factions of such minimum, but the minimum shall not exceed the nominal amount, in the case of shares of par value, or the issue price in the case of shares of no par value, of the shares from which the stock arose.

27. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges, and advantages as regards dividends, voting at meetings of the company and other matters as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the company) shall be conferred by any such aliquot part of stock as would not, if existing in shares, have conferred that privilege or advantage.

28. Such of the articles of the company as are applicable to shares shall apply to stock, and the word "share" and "shareholder" therein shall include "stock" and "stock-holder".

ALTERATION OF CAPITAL, ACQUISITION BY COMPANY OF OWN SHARES

29. (a) The company may from time to time by special resolution increase the share capital by such sum dividend into shares of such amount, or may increase the number of its shares of no par value to such number, as the resolution shall prescribe.

(b) The company may increase its share capital constituted by shares of no par value by transferring reserves or profits to the stated capital, with or without a distribution of shares.

© New shares shall be subject to the same provisions as to transfer, transmission and otherwise as the shares in the original capital.

(d) The company may acquire shares issued by itself in terms of Section 85 of the Act, or make payments to its shareholders in terms of section 90 of the Act.

30. The company may, by special resolution-

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares or consolidate and reduce the number of the issued shares of no par value;

(b) increase the number of its issued no par value shares without an increase of its stated capital;

© sub-divide its existing shares or any of them into shares of smaller amount that is fixed by its memorandum;

(d) convert all of its ordinary or preference share capital consisting of shares having a par value into stated capital constituted by shares or no par value;

(e) convert its stated capital constituted either by ordinary or preference shares of no par value into share capital consisting of shares having a par value;

(f) cancel any shares which, at the date of the passing of the resolution, have not been taken by any person, or which no person has agreed to take;

(g) reduce its share capital, stated capital, any capital redemption fund or any share premium account in any manner and with, and subject to, any incident authorized, and consent required, by law;

(h) subject to the provisions of section 99 of the Act, convert its issued preference shares into shares which can be redeemed.

(i) The company is expressly authorised to convert all or any part of a particular class of shares, whether issued or not, into shares of another class in terms of Section 75(1)(i).

NOTARY NOTARIS GAUTENG

GENERAL MEETINGS

31. The company shall hold its first annual general meeting within eighteen months after the date of its incorporation and shall thereafter in each year hold an annual general meeting: Provided that not more than fifteen months shall elapse between the date of one annual general meeting and that of the next and that an annual general meeting shall be held within nine months after the expiration of the financial year of the company.

32. Other general meetings of the company may be held at any time.

33. Annual general meetings and other general meetings shall be held at such time and place as the directors shall appoint or at such time and place as is determined if the meetings are convened under section 179 (4), 181, 182 or 183 of the Act.

NOTICE OF GENERAL MEETINGS

34. An annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than twenty-one clear days' notice in writing and any other general meeting shall be called by not less than fourteen clear days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of the meeting and shall be given in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the company in general meeting, to such persons as are, under these articles, entitled to receive such notices from the company: Provided that a meeting of the company shall, notwithstanding the fact that it is called by shorter notice than that specified in this article, be deemed to have been duly called if it is so agreed by majority in number of the members having a right to attend and vote at the meeting, being a majority holding not less than ninety-five per cent of the total voting rights of all the members.

PROCEEDINGS AT GENERAL MEETINGS

35. The annual general meeting shall deal with and dispose of all matters prescribed by the Act, including the sanctioning of a dividend, the consideration of the annual financial statements, the election of directors and the appointment of an auditor, and may deal with any other business laid before it. All business laid before any other general meeting shall be considered special business.

36. No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business save as herein otherwise provided, two members present in person or by proxy, or if the company has one member, such member present in person or by proxy, or if the company is a wholly owned subsidiary, the nominee of the holding company in person or by proxy shall be a quorum.

37. If within half an hour after the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to a day not earlier than seven days and not later than twenty one days after the date of the meeting and if at such adjourned meeting a quorum is not present within half a hour after the time appointed for the meeting the members present in person or by proxy shall be a quorum.

38. Where a meeting has been adjourned as aforesaid, the company shall, upon a date not later than three days after the adjournment send a written notice by registered post to each member of the company-

(a) the date, time and place to which the meeting has been adjourned;
(b) the matter before the meeting when it was adjourned; and
(c) the ground for the adjournment.

39. The chairman, if any, of the board of directors shall preside as chairman at every general meeting of the company.

40. If there is no such chairman, or if at any meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the members present shall elect one of their number to be chairman.

41. The chairman may, with the consent of any meeting at which a quorum is present (and shall of so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting at which the adjournment took place. When a meeting is adjourned, the provisions of articles 37 and 38 shall mutatis mutandis apply to such adjournment.

42. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or members referred to in section 198 (1)(b) of the Act, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or negatived and an entry to that effect in the book containing the minutes of the proceedings of the company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution. The demand for a poll may be withdrawn.

43. If a poll is duly demanded it shall be taken in such a manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. Scrutineers shall be elected to determine the result of the poll.

44. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, shall be entitled to a second or casting vote.

45. A poll demanded on the election of a chairman or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs. The demand for a poll shall not prevent the continuation of a meeting for the transaction of any business other than the question upon which the poll has been demanded.

INSPECTION OF MINUTES

46. The minutes kept of every general meeting and annual general meeting of the company under section 204 of the Act, may be inspected and copied as provided in section 113 of the Act.

VOTES OF MEMBERS

47. Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every member present in person or by proxy and if a member is a body corporate, its representative shall have one vote, and on a poll every member present in person or by proxy shall be entitled to exercise the voting rights determined by section 195 of the Act.

48. In the case of joint holders the vote of the person whose name appears first in the register of members and who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

49. The parent or guardian of a minor, and the curator bonis of a lunatic member, and also any person entitled under the transmission clause to transfer any shares, may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of those shares: Provided that forty-eight hours at least before the time of holding the meeting at which he proposes to vote, he shall satisfy the directors that he is such parent, guardian or curator or that he is entitled under the transmission clause to transfer those shares, or that the directors have previously admitted his right to vote in respect of those shares. Co-executors of a deceased member in whose name shares stand in the register shall, for the purposes of this article, be deemed to be joint holders of those shares.

50. On a poll, votes may be given either personally or by proxy.

PROXIES

51. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his agent duly authorized in writing, or, if the appointer is a body corporate, under the hand of an officer or agent authorized by the body corporate. A proxy need not be a member of the company. The holder of a general or special power of attorney, whether he is himself a member or not, given by a shareholder shall be entitled to attend meetings and to vote, if duly authorized under that power to attend and take part in the meetings.

52. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority shall be deposited at the registered office of the company not less than forty-eight hours before the time for holding the meeting at which the person named in the *instrument proposes to vote, and* in default of complying herewith the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of six months from the date when it was signed, unless so specifically stated in the proxy itself, and no proxy shall be used at an adjourned meeting which could not have been used at the original meeting.

53. The instrument appointing a proxy shall be in the following form or as near thereto as circumstances permit:

................Limited
of

I,.................................................................................................
being a member of
the..........................................................................................Limited, hereby appoint
..........................................of..........................or failing him ..........................................of..............................or failing
him ............................................of..............................,
as my proxy to vote for me and on my behalf at the annual general meeting (as the case may be) of the company to be held on the.......day of.....................and at any adjournment thereof as follows:

| | *Abstain* | In favour of | Against |
|---|---|---|---|
| Resolution to.......... | .............................. | .............................. | .............................. |
| Resolution to.......... | .............................. | .............................. | .............................. |
| Resolution to.......... | .............................. | .............................. | .............................. |

(Indicate instruction to proxy by way of a cross in space provided above)
Unless otherwise instructed, my proxy may vote as he thinks fit.
Signed this ......day of .................

.........................
Signature

(Note: a member entitled to attend and vote is entitled to appoint a proxy to attend, speak and on a poll vote in his stead, and such proxy need not also be a member of the company)."

DIRECTORS

54. The number of the directors shall not be less than one and the names of the first directors may be determined in writing by a majority of the subscribers of the memorandum. Until directors are appointed, whether or not the directors have been named by a majority of subscribers of the memorandum every subscriber of the memorandum shall be deemed for all purposes to be a director of the *company.*

55. The remuneration of the directors shall from time to time be determined by the company in general meeting.

56. If any director be called upon to perform extra services or to make any special exertions in going or residing abroad, or otherwise, for any of the purposes of the company, the company may remunerate that director either by a fixed sum or by a percentage of profits or otherwise as may be determined, and such remuneration may be either in addition to, or in substitution for, the remuneration determined under article 55.

57. A director shall not be required to hold a share of the company.

ALTERNATE DIRECTORS

58. Each director shall have the power to nominate any person whether a member of the company or not possessing the necessity qualifications of director, to act as alternate director in his place during his absence or inability to act as such director, provided that the appointment being made, the alternate director shall, in all respects, be subject to the terms, qualifications, and conditions existing with reference to the other directors of the company.

59. *The alternate directors, whilst acting in* the stead of the directors who appointed them, shall exercise and discharge all the powers, duties and functions of the directors they represent. The appointment of an alternate director shall cease to hold office, whenever the director who appointed him ceases to be a director or gives notice to the secretary of the company that the alternate director representing him has ceased to do so, and in the vent of the disqualification or resignation of any alternate director during the absence or inability to act of the director whom he represents, the vacancy so arising shall be fulled by the chairman of the directors who shall nominate a person to fill such vacancy, subject to the approval of the board.

POWERS AND DUTIES OF DIRECTORS

60. The business of the company shall be managed by the directors who may pay all expenses incurred in promoting and incorporating the company, and may exercise all such powers of the company as are not by the Act, or by these articles, required to be exercised, by the company in general meeting, subject to these articles, to the provisions of the Act, and to such regulations, not inconsistent with the aforesaid articles or provisions, as may be prescribed by the company in general meeting but no regulation prescribed by the company in general meeting shall invalidate any prior act of the directors which would have been valid if such regulation had not been made.

BORROWING POWERS

61. The directors may exercise all the powers of the company to borrow money and to mortgage or bind its undertaking and property or any part thereof, and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the company or of any third party.

MANAGING DIRECTOR

62. The directors may from time to time appoint one or more of their body to the office of managing director or manager for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another) as they may think fit and may revoke such appointment subject to the terms of any agreement entered into in any particular case. A director so appointed shall not, while holding such office, be subject to retirement by rotation, or be taken into account in determining the rotation of retirement of directors, but his appointment shall determine if he ceases for any reason to be a director.

63. The directors may from time to time entrust to or confer upon a managing director or manager, for the time being, such of the powers and authorities vested in then as they may think fit, and may confer such powers and authorities for such time and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions as they may think expedient and they may confer such powers and authorities either collaterally or to the exclusion of, or in substitution for, all or any of the powers and authorities of the directors and may from time to time revoke or vary all or any of such powers and authorities.

MINUTES AND MINUTE BOOKS

64. The directors shall, in terms of section 204 of the Act, cause the minutes to be kept-

(a) of all appointments of officers;
(b) Of names of directors present at every meeting of the company and of the directors; and
(c) of all proceedings at all meetings of the company and of the directors.

Such minutes shall be signed by the chairman of the meeting at which the proceedings took place or by the chairman of the next succeeding meeting.

FOREIGN COMMITTEES

65. The directors may from time to time appoint persons resident in a foreign country to be a foreign committee for the company in that country with such powers and duties as the directors may from time to time determine. The directors may from time to time establish branch registers of members and transfer offices in foreign countries, close them at any time an may appoint and remove agents for any purposes in any foreign country.

DISQUALIFICATION OF DIRECTORS

66. The office of director shall be vacated if the director-

(a) ceases to be a director or becomes prohibited from being a director by virtue of any provision of the Act; or
(b) without the consent of the company in general meeting holds any other office of profit under the company except that of managing director or manager; or
(c) resigns his office by notice in writing to the company and the Registrar; or
(d) for more than six months is absent without permission of the directors from meetings of directors held during that period; or
(e) is directly or indirectly interested in any contract or proposed contract with the company and fails to declare his interest and the nature thereof in the manner required by the Act.

ROTATION OF DIRECTORS

67. The company in general meeting may from time to time determine the number of directors, their terms of office and the manner of their retirement. An annual general meeting or other general meeting of the company may fill any vacancy and a retiring director shall be eligible for re-election.

68. If at any meeting at which an election of directors ought to take place the offices of the retiring directors are not filled, unless it is expressly resolved not to fill such vacancies, the meeting shall stand adjourned and the provisions of articles 37 and 38 shall apply mutatis mutandis to such adjournment, and if at such adjourned meeting the vacancies are not filled, the retiring directors or such of them as have not had their offices filled shall be deemed to have been re-elected at such adjourned meeting unless a resolution for the re-election of any such director shall have been put to the meeting and negatived.

69. The company may from time to time in general meeting increase or reduce the number of directors and may also determine in what rotation such increased or reduced number is to retire from office.

70. Unless the shareholders otherwise determine in general meeting any causal vacancy occurring on the board of directors may be filled by the directors, but the director so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose stead he is appointed was last elected a director.

71. The directors shall have power at any time, and from time to time, to appoint a person as an additional director but so that the total number of directors shall not at any time exceed the number fixed according to these articles, and such director shall retire from office at the next following annual general meeting and shall then be eligible for re-election, but shall not be taken into account in determining which directors are to retire by rotation at such meeting.

72. Deleted by G.N.N. 263 dd. 7.10.1977.

PROCEEDINGS OF DIRECTORS

73. The directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the event of an equality of votes, the chairman shall have a second or casting vote. A director may and the secretary on the requisition of a director shall, at any time convene a meeting of the directors.

74. Subject to the provisions of sections 234 to 241 of the Act, a director shall not vote in respect of any contract or proposed contract with the company in which he is interested, or any matter arising therefrom, and if he does so vote his vote shall not be counted: Provided that this article shall not apply where the company has only one director.

75. The quorum necessary for the transaction of the business of the directors, unless there is only one director, may be fixed by the directors, and unless so fixed shall, when the number of directors exceeds three, be three and when the number of directors does not exceed three, shall be two.

76. Subject to the provisions of the Act, a resolution in writing, signed by all the directors shall be as valid and effectual as if it had been passed at a meeting of the directors duly convened and held.

77. The continuing directors may act notwithstanding any vacancy on their body, but, if and so long as their number is reduced below, the number fixed by or pursuant to these articles as the necessary quorum of directors, the continuing directors may act for the

purpose of increasing the number of directors to that number, or of convening a general meeting of the company, but for no other purpose.

78. The directors may elect a chairman of their meetings and determine the period for which he is to hold office, but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the directors present may elect one of their number to be chairman of the meeting.

79. The directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any rules that may be imposed on it by the directors.

80. A committee may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may elect one of their number to be chairman of the meeting.

81. A committee may meet and adjourn as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the event of an equality of votes the chairman shall have a second or casting vote.

82. All acts done by any meeting of the directors or a committee of directors or by any person acting as a director shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such directors of person acting as aforesaid at that they or any of them were disqualified, be as valid as if every such person had been duly appointed and were qualified to be a director.

## DIVIDENDS AND RESERVE

83 The company in annual general meeting may declare dividends but no dividend shall exceed the amount recommended by the directors.

84. The directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the company.

85. No dividend shall be paid otherwise than out of profits or bear interest against the company.

86. The directors may, before recommending any dividend, set aside out of the profits of the company such sums as they think fit as a reserve or reserves, which shall, at the discretion of the directors, be applicable for any purpose to which the profits of the company may be properly applied and, pending such application may, at the like discretion, either be employed in the business of the company or be invested in such investments (other than shares of the company) as the directors may from time to time think fit. The directors may also without placing the same to reserve carry forward any profits which they may think prudent not to divide.

87. Notice of any dividend that may have been declared shall be given in the manner hereinafter provided to the persons entitled to share therein.

88. Every dividend or other moneys payable in cash in respect of shares may be paid by cheque, warrant, coupon or otherwise as the directors my from time to time determine, and shall, if paid otherwise than by coupon, either be sent by post to the registered address of the member entitled thereto or be given to him personally, and the receipt or endorsement on the cheque or warrant of the person whose name appears in the register as the shareholder, or his duly authorized agent, or the surrender of any coupon shall be a good discharge to the company in respect thereof. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable in respect of the shares held by them as joint holders.

89. The company shall not be responsible for the loss in transmission of any cheque, warrant, coupon, or other document sent through the post to the registered address of any member, whether or not it was sent at his request.

## ACCOUNTING RECORDS

90. The directors shall cause such accounting records as are prescribed by section 284 of the Act to be kept. Proper accounting records shall not be deemed to be kept if there are not kept such accounting records as are necessary fairly to present the state of affairs and business of the company and to explain the transaction and financial position of the trade or business of the company.

91. The accounting records shall be kept at the registered office of the company or at such other place or places as the directors think fit, and shall always be open to inspection by the directors.

92. The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounting records of the company or any of them shall be open to inspection by members not being directors, and no member (not being a director) shall have any right of inspecting any accounting records or document of the company except as conferred by the Act or authorized by the directors or by the company in general meeting.

## ANNUAL FINANCIAL STATEMENTS

93. The directors shall from time to time, in accordance with section 286 and 288 of the Act, cause to be prepared and laid before the company in general meeting such annual financial statements, group financial statements and group reports (if any) as are referred to in those sections.

94. A copy of any annual financial statements, group annual financial statements and group reports which are to be laid before the company in annual general meeting, shall not less than twenty-one days before the date of the meeting be sent to every member of, and every holder of debentures of, the company, and if the company is a controlled company also to the Registrar: Provided that this article shall not require a copy of those documents to be sent to any person of whose address the company is not aware or to more than one of the joint holders of any shares or debentures.

## AUDIT

95. An auditor shall be appointed in accordance with Chapter X of the Act.

## NOTICES

96. A notice may be given by the company to any member either by advertisement or personally, or by sending it by post in a prepaid letter addressed to such member at his registered address or (if he has no registered address in the republic) at the address (if any) within the Republic supplied by him to the company for the giving of notices to him.

97. Whenever a notice is to be given personally or sent by post, the notice may be given by the company to the joint holders of a share by giving the notice to the joint holder named first in the register in respect of the share.

98. Whenever a notice is to be given personally or sent by post, the notice may be given by the company to the persons entitled to a share in consequence of the death or insolvency of a member, or by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased, or trustees of the insolvent or by any like description, at the address (if any) in the Republic supplied for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or insolvency had not occurred.

99. Notice of every general meeting shall be given in any manner authorized-

(a) to every member of the company except, in the case of notices to be given personally or sent by post, those members who (having no registered address within the republic) have not supplied to the company an address within the republic for the giving of notices to them;

(b) to every person entitled to a share in consequence of the death or insolvency of a member who, but for his death or insolvency, would have been entitled to receive notice of the meeting; and

(c) to the auditor for the time being of the company.

No other person shall be entitled to receive notice of general meetings.

100. Any notice by post shall be deemed to have been served at the time when the letter containing the same was posted, and in proving the giving of the notice by post, it shall be sufficient to prove that the letter containing the notice was properly addressed and posted.

101. A notice given to any member shall be binding on all persons claiming on his death or on any transmission of his interests.

102. The signature to any notice given by the company may be written or printed, or partly written and partly printed.

103. When a given number of days' notice or notice extending over any other period is required to be given, the day of service shall not be counted in such number of days or period.

104. If the company has a seal, it shall not be affixed to any instrument except by the authority of a resolution of the directors, and shall be affixed in the manner and subject to such safeguards as the directors may from time to time determine.

## WINDING-UP

105. If the company be wound up, the assets remaining after payment of the debts and liabilities of the company and the costs of the liquidation shall be applied as follows:

(a) To repay to the members the amount paid up on the shares respectively held by each of them; and

(b) the balance (if any) shall be distributed among the members in proportion to the number of shares respectively held by each of them;

Provided that the provisions of this article shall be subject to the rights of the holders of shares (if any) issued upon special conditions.

106. In a winding-up, any part of the assets of the company, including any shares or securities of other companies may, with the sanction of a special resolution of the company, be paid to the members of the company in specie, or may, with the same sanction, be vested in trustees for the benefit of such members, and the liquidation of the company may be closed and the company dissolved.

Form CM 44C

Signatories to articles of association

| Particulars of subscribers | Date and signature | Particulars of witnesses | Date and signature |
|---|---|---|---|
| 1. Full names CHRISTIAN GOUWS<br>Occupation ATTORNEY<br>Residential address 329 ANCHELLA STREET, FAERIE GLEN, 0043<br>Business address 287 LYNNWOOD ROAD, MENLO PARK, 0081<br>Postal address P O BOX 35465, MENLO PARK, 0102 | 11/05/2006 | 1. Full names [redacted]<br>Occupation [redacted]<br>Residential address [redacted]<br>Business address [redacted] PARK, 0081<br>Postal address [redacted] | 11/05/2006 |

FRANCOIS GOUWS
NOTARY
NOTARIS
GAUTENG

REPUBLIEK VAN SUID AFRIKA
REPUBLIC OF SOUTH AFRICA

VORM CM46
FORM CM46

MAATSKAPPYWET, 1973
COMPANIES ACT, 1973

# AANSOEK OM SERTIFIKAAT OM BESIGHEID TE BEGIN
# APPLICATION FOR CERTIFICATE TO COMMENCE BUSINESS

PLANET WAVES 269

2006/014738/07

Plak inkomstekwitansie hier
Place revenue stamp here
of
or
Plak inkomsteseëls hier
Affix revenue stamps here
of
or
Druk inkomstefrankeermasjien hier
Impress revenue franking machine impression here

Voorgeskrewe geld van R60
Prescribed Fee of R60

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -05- 12
RESGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Naam van Maatskappy
Name of Company: PLANET WAVES 269 (PTY) LTD

Die maatskappy wat ingelyf is op die
The company which was incorporated on the 16

dag van
day of May Two Thousand and Six

doen aansoek om 'n sertifikaat om met besigheid te begin en heg die dokumente hieraan wat by regulasie 27 voorgeskryf is.
applies for a certificate to commence business and attaches hereto the documents prescribed by regulation 27.

Die finansiële jaar van die maatskappy eindig elke jaar op die
The financial year of the company ends on the LAST DAY OF FEBRUARY each year.

Posadres
Postal address: P O BOX 35465, MENLO PARK, 0102

Handtekening
Signature

Direkteur/Sekretaris/Bestuurder
Director/Secretary/Manager

CHRISTIAN GOUWS

Naam in blokhoofletters
Name in block capitals

---

MOET DEUR DIE MAATSKAPPY VOLTOOI WORD — TO BE COMPLETED BY COMPANY

SERTIFIKAAT OM MET BESIGHEID TE BEGIN, GEDATEER — HIERMEE
CERTIFICATE TO COMMENCE BUSINESS DATED 2006 -05- 16 HEREWITH

| | |
|---|---|
| NAAM VAN MAATSKAPPY | PLANET WAVES 269 (PTY) LTD |
| NAME OF COMPANY | |
| POSADRES POSTAL ADDRESS | P O BOX 35465, MENLO PARK, 0102 |
| | |

Datumstempel van Registrasiekantoor vir Maatskappye
Date Stamp of Companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -05- 12
RESGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

REPUBLIEK VAN SUID AFRIKA
REPUBLIC OF SOUTH AFRICA

VORM CM46
FORM CM46

MAATSKAPPYWET, 1973
COMPANIES ACT, 1973

# SERTIFIKAAT OM MET BESIGHEID TE BEGIN
# CERTIFICATE TO COMMENCE BUSINESS

(Artike

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

PLANET WAVES 269

2006/014738/07

Ek sertifiseer hierby dat
I hereby certify that PLANET WAVES 269 (PTY) LTD

wat ingelyf is op die
which was incorporated on the 16

dag van
day of May Two Thousand and Six

voldoen het aan die vereistes van Artikel 172 van die Wet, en met ingang van vandag geregtig is om met besigheid te begin.
has complied with the requirements of Section 172 of the Act and is with effect from this dat entitled to commence business.

Geteken en geseël te PRETORIA op hede die
Signed and sealed at PRETORIA this 16

dag van
day of May Two Thousand and Six

Seël van die Registrasiekantoor vir Maatskappye
Seal of Companies Registration Office

Registrateur van Maatskappye
Registrar of Companies

Hierdie sertifikaat is nie geldig nie, tensy geseël deur die Seël van die Registrasiekantoor vir Maatskappye
This certificate is not valid unless sealed by the Seal of the Companies Registration Office

BOEKJAAR EINDIG ELKE JAAR
OP / ENDS ON FEBRUARY
EACH YEAR FINANCIAL YEAR

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT

Form CM 47

# Statement by each director regarding adequacy of capital of company

[Section 172 (3)]

PLANET WAVES 269

2006/014738/07

Name of company PLANET WAVES 269 (PTY) LTD

Date of registration 2006 -05- 16

I, CHRISTIAN GOUWS ,of 329 ANCHELLA STREET, FAERIE GLEN, 0043

Declare that:

1. I have consented to be and I am a director of the above-mentioned company.

*2. The capital of the company is adequate for the purposes of the company and its business.

~~*3. The capital of the company is inadequate for the purposes of the company and its business for the following reasons:~~

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -05- 12
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

*4. Having regard to my statement in paragraph 3, the company is to be financed in the following manner: [illegible]

Signed at PRETORIA this 11th day of May Two Thousand and Six in the presence of the witness whose signature appears below.

Director

Witness:

Signature

Full names [redacted]

Occupation [redacted]

Residential address [redacted]

Business address [redacted]

Postal address [redacted]

*Delete whichever is not applicable.

TSE 000

Form/Vorm CM9

Republic of South Africa
Companies Act, 1973, Section 44(1)(b)

Republiek van Suid-Afrika
Maatskappywet, 1973, Artikel 44(1)(b)

Registration No. of company/
Registrasienommer van maatskappy

2005/035542/07

| Client Ref: | TSE000 |
|---|---|
| R30 | |

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -02- 01
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

# Certificate of change of name of company

# Sertifikaat van verandering van naam van maatskappy

This is to certify that/Hierby word gesertifiseer dat

ZAMORI 272 (PTY) LTD

has changed its name by SPECIAL RESOLUTION and is now called
sy naam verander het by SPESIALE BESLUIT en nou genoem word

FERRET COAL (KENDAL) (PTY) LTD

and that the new name has this day been entered in the Register of Companies,
en dat die nuwe naam op hierdie dag in die Register van Maatskappye aangeteken is.

Signed and sealed at Pretoria, this/Geteken en geseël te Pretoria op hede die 02 day of/dag van February Two Thousand and / Twee Duisend 2006

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -02- 02
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies/Registrateur van Maatskappye

*Seal of Companies Registration Office*
*Seël van Registrateur van Maatskappye*

Republic of South Africa
Companies Act, 1973, Section 44(1)(b)

Republiek van Suid-Afrika
Maatskappy wet, 1973, Artikel 44(1)(b)

Registration No. of company/
Registrasienommer van maatskappy

2005/035542/07

# Application for change of name of company

# Aansoek om naam van maatskappy te verander

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -02- 01
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Existing name of company / Bestaande naam van maatskappy

ZAMORI 272 (PTY) LTD

In the special resolution, which is attached to this form, the name of the company was changed to
In die spesiale besluit, wat aan hierdie vorm aangeheg is, is die naam van die maatskappy verander na

FERRET COAL (KENDAL) (PTY) LTD

*No translated form of the name is registered.
*No shortened form of the name is registered.
*Separate application is being made to register a translated/* shortened form of name.
*Separate application is being made to deregister translated/* shortened form of name.

*Delete whichever is not applicable.

*Geen vertaalde vorm van die naam is geregistreer nie.
*Geen verkorte vorm van die naam is geregistreer nie.
*Aansoek word afsonderlik gedoen om 'n vertaalde/*verkorte vorm van naam te registreer.
*Aansoek word afsonderlik gedoen om die vertaalde/*verkorte vorm van naam te deregistreer.

*Skrap indien nie van toepassing nie.

Date/Datum 21/12/2005

Signature/Handtekening

Director/Manager/Secretary/Direkteur/Bestuurder/Sekretaris

Rubber stamp of company, if any, or of secretaries
Rubberstempel van maatskappy, as daar is, of van sekretarisse

Postal address of company
Posadres van maatskappy
PO BOX 1571
BROOKLYN SQUARE
0075

Herewith, certificate of change of name dated
Hierby sertifikaat van verandering van naam gedateer

Name of Company
Naam van maatskappy
FERRET COAL (KENDAL) (PTY) LTD
REF: ERICA SCHUBERT

Postal Address
Posadres
PO BOX 1571
BROOKLYN SQUARE
0075

Date stamp of companies Registration Office
Datumstempel van registrasiekantoor vir Maatskappye

Registrar of Companies
Registrateur van Maatskappye

TSE 000

| Client Ref: | |
|---|---|

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26

# Special resolution

(Section 200)
(To be lodged in duplicate)

R80

Registration No. Of Company

2005/035542/07

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -02- 01
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Name of company ZAMORI 272 (PTY) LTD

Date notice given to members 21/12/2005
Date resolution passed 21/12/2005

Special resolution passed in terms of section 44 & 55 of the Act/*paragraph ____ of the memorandum/*article ____ of the articles.

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) attached/*not attached.

CONTENTS OF RESOLUTION
(Use reverse side if necessary)

RESOLVED:

1. To change the name of the company from "Zamori 272 (Pty) Ltd" to "Ferret Coal (Kendal) (Pty) Ltd"

2. To change the object of the company from "General Trading and all aspects thereof" to "Mining and all aspects thereof"

*Rubber stamp of company, if any, or of secretaries.*

Date 21/12/2005

Signature [signature] Director/Secretary/Manager

Name (in block capitals) HENDRIK WILLEM BONSMA

* Delete whichever not applicable.

To be completed by company

Herewith copy of special resolution as registered.

Registration No. of Company

2005/035542/07

Name of Company: THE STATUS EXCHANGE

Postal address: PO BOX 1571
BROOKLYN SQUARE
0075

Special resolution registered this day
Registrar of Companies
Date stamp of Companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -02-
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

**CM5**


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 06/12/2005

Our Reference: 41261026

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -02- 01
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

THE STATUS EXCHANGE
E-mail: ERICAS@CREDITVISION.CO.ZA
P O BOX 1571
BROOKLYN SQUARE
0075

**RE: Application for Name Reservation**

We have received a CM5 from you dated 06/12/2005.
The names proposed on the form were compared to our database and the results of the comparison are listed below:

1 FERRET COAL (KENDAL) Clear

**The name 'FERRET COAL (KENDAL)' was approved and reserved from 06/12/2005 until 04/02/2006.**

A lodging fee of R50,00 is payable in respect of each lodgement of a form CM5, due to the implementation of the Corporate Laws Amendment Act, 39 of 2002 from the beginning of December 2003.
This will entail that agents will be debited for every CM5 that is lodged.
These measures, until the Close Corporations Act has been amended commensurately, do not apply to close corporations and the system that had been in place until now, merely continues.

**Note:**

If a proposed name is indicated as 'Clear' in the results of the name searches above and such name is not approved, it simply indicates that no comparative
names were cited against such name but that the name was nevertheless disallowed for other reasons, falling within the ambit of the discretion of the Registrar.
This letter should accompany the registration documents of your company or close corporation.
If no name was approved and space in paragraph A of the reservation form is still available for further proposed names, the same reservation form may be re-submitted with new proposed names.
Alternatively, a new set of reservation forms, with new proposed names, may be annexed and submitted with the original reservation form.
If the reservation period of two months has been exceeded, the reservation procedure should be repeated by lodging a fresh reservation form.
Please note the Internet address of this Office mentioned below. The application results for names are noted on the Web Site of this Office and are available the moment applications are decided upon.
Searches on this Site will obviate telephonic or personal enquiries from this Office.

Yours truly

**Registrar of Companies**

JSL LBH

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa, Docex 256, PRETORIA
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

Vorm/Form CM 1

Republiek van Suid-Afrika
Maatskappywet 1973
(Artikel 64)

Republic of South Africa
Companies Act 1973
(Section 64)

Registrasienommer van Maatskappy

2005/035542/07

# Sertifikaat van Inlywing

## van 'n Maatskappy met 'n aandelekapitaal

# Certificate of Incorporation

## of a Company having a share capital

**Hierby word gesertifiseer dat/This is to certify that**

**ZAMORI 272 (PTY) LTD**

vandag ingelyf is kragtens die Maatskappywet, 1973 (Wet 61 van 1973), en dat die Maatskappy 'n maatskappy is met 'n aandelekapitaal.

was this day incorporated under the Companies Act, 1973 (Act 61 of 1973), and that the Company is a company having a share capital.

Geteken en geseël te Pretoria op hede/Signed and sealed at Pretoria this

05 dag van/day of October /Two Thousand and Five

Registrateur van Maatskappye/Registrar of Companies

FRANCOIS GOUWS NOTARY GAUTENG

Seël van die Registrasiekantoor vir Maatskappye
Seal of Companies Registration Office

Hierdie sertifikaat is nie geldig nie, tensy geseël deur die seël van die Registrasiekantoor vir Maatskappye
This certificate is not valid unless sealed by the seal of the Companies Registration Office.

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

# Memorandum of association

of a company [illegible] a share capital
[Section 54(1 [illegible]

Re[illegible] 2005/035542/07

Paste revenue receipt here or affix revenue stamps here or impress revenue franking machine impression here.

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -10- 03
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

BILLING CGSW

1. **Name**

(a) The name of the company is

**ZAMORI 272 (PTY) LTD**

(b) The name of the company in the other official language is

N/A

(c) The shortened form of the name of the Company is

N/A

REPUBLIC OF SOUTH AFRICA

Form CM 2A

2. **Purpose describing the main business**

"GENERAL TRADING IN ALL ASPECTS"

3. **Main object**
The main object of the Company is:
*"GENERAL TRADING IN ALL ASPECTS"*.

4. **Ancillary objects excluded**
The specific ancillary objects, if any, referred to in section 33(1) of the Act, which are excluded from the unlimited ancillary objects of the Company

NONE

5. **Powers**

(a) The specific powers or part of any powers of the company, if any, which are excluded from the plenary powers or the powers set out in Schedule 2 of the Act

NONE

(b) The specific powers or part of any specific powers of the Company set out in Schedule 2 to the Act, if any, which are qualified under section 34 of the Act

NONE

6. **Conditions**
Any special conditions which apply to the Company and the requirements, if any, additional to those prescribed in the Act for their alteration

NONE

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 2B

7. **Pre-incorporation contracts (if any)** None

8. Capital

(a) Par value: The share capital of the Company is 1000 rand, divided into:

(i) 1000 ordinary par value shares of One rand each;

(ii) Nil *preference* par value shares of Nil rand/cents each; and

(iii) Nil redeemable preference par value shares of Nil rand/cents each.

(b) No par value:

(i) The number of no par value ordinary shares is Nil ;

(ii) the number of no par value preference shares is Nil ; and

(iii) the number of redeemable no par value preference shares is Nil

(b) Where one person signs the memorandum

I CHRISTIAN GOUWS whose occupation is ATTORNEY

(full names)

residing at 329 ANCHELLA STREET, FAERIE GLEN, 0043

(residential address)

having a business address at 287 LYNNWOOD ROAD, MENLO PARK, 0081

(business address)

and the following postal address P O BOX 35465, MENLO PARK, 0102
(postal address)

am desirous of forming a company in pursuance of this memorandum of association and agree to take up the number of shares in the capital of the company, set opposite my signature below.

| Date and signature of subscriber | Number, in words, and type of shares taken. |
|---|---|
| 03/10/2005 | ONE HUNDRED ORDINARY PAR VALUE SHARES |
| Date and signature | Particulars of witness |
| 03/10/2005 | Full names [illegible]<br>Occupation [illegible]<br>Residential address [illegible] VIEW, 0082<br>Business address [illegible] 0081<br>Postal address [illegible] |

Form CM44 A

# REPUBLIC OF SOUTH AFRICA

## COMPANIES ACT, 1973

## ARTICLES OF ASSOCIATION OF A COMPANY HAVING A SHARE CAPITAL NOT ADOPTING SCHEDULE 1

[SECTION 60(1) REGULATION 18]

REGISTRATION NUMBER OF COMPANY

2005/035542/07



ARTICLES OF ASSOCIATION

OF

ZAMORI 272 (PTY) LTD

("the company")

A. The articles of Table B contained in Schedule 1 of the Companies Act, 1973, shall not apply to the company.

B. The Articles of the Company are as follows:


FRANCOIS GOUWS
NOTARY
NOTARIS
GAUTENG

## INTERPRETATION

1. In these articles, unless the context otherwise indicates-
   (a) "the Act" means the Companies Act, 1973; and
   (b) "foreign committee" means a committee appointed under article 66 of these articles.

## RESTRICTIONS

2. The directors shall have regard to the restrictions of the commencement of business imposed by section 172 of the Act.
3. The company is a private company and accordingly-
   (a) the right to transfer its shares is restricted;
   (b) the number of members of the company (exclusive of persons who are in the employment of the company and of persons who are having been formerly in the employment of the company were, while in such employment, and have continued since the determination of such employment, to be members of the company) is limited to fifty;
   (c) any invitation to the public to subscribe for any shares or debentures of the company is prohibited; and
   (d) the company shall not have power to issue share warrants to bearer.
4. Where two or more persons hold one or more shares of the company jointly they shall for the purpose of article 3 be treated as a single member.

## SHARES AND CERTIFICATES OF SHARES

5. Subject to the provisions, if any, of the memorandum, and without prejudice to any special rights previously conferred on the holders of existing shares, any share may be issued with such preferred, deferred, or other special rights, or subject to such restrictions (whether in regard to dividend, voting, return of share capital or otherwise) as the company may from time to time determine, and the company may determine that any preference shares shall be issued on the condition that they are or are at the option of the company, liable to be redeemed.
6. Every person whose name is entered as a member in the register of members shall be entitled to one certificate for all the shares registered in his name, or to several certificates, each for a part of such shares. Every share certificate shall specify the number of shares in respect of which it is issued. Every original member shall be entitled to one share certificate free of charge but for every subsequent certificate the directors may make such charge as from time to time they may think fit: Provided that if a share certificate is defaced, lost or destroyed, it may be renewed on payment of such fee, if any, not exceeding twenty-five cents, and on such terms, if any, as to evidence and indemnity as the directors may think fit.
7. Share certificates shall be issued under the authority of the directors, or the foreign committee when authorized thereto by resolution of the directors, in such manner and form as the directors shall from time to time prescribe. If any shares are numbered, all such shares shall be numbered in numerical progression beginning with the number one, and each share shall be distinguished by its appropriate number; and if any shares are not numbered, each share certificate in respect of such shares shall be numbered in numerical progression and each share certificate distinguished by its appropriate number and by such endorsement as may be required under section 95 (2) of the Act.
8. A certificate for shares registered in the names of two or more persons shall be delivered to the person first named in the register as a holder thereof, and delivery of a certificate for a share to that person shall be a sufficient delivery to all joint holders of that share.

## VARIATION OF RIGHTS

9. If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of the shares of the class, and the provisions of section 199 of the Act shall mutatis mutandis apply to the said resolution and meeting as if the resolution were a special resolution. To every such separate general meeting the provisions of these articles relating to general meetings shall mutatis mutandis apply but so that the necessary quorum, unless the company has only one member, shall be two persons holding or representing by proxy at least one-third of all the issued shares of the class.

## REGISTER OF MEMBERS

10. (a) The company shall maintain at its registered office a register of members of the company as provided in section 105 of the Act. The register of members shall be open to inspection as provided in section 113 of the Act.
    (b) The company may maintain a branch register under section 110 of the Act and the provisions of paragraph (a) shall mutatis mutandis apply to such register.

## TRANSFER AND TRANSMISSION OF SHARES

11. The directors shall have power to refuse to register the transfer of any shares without giving reasons therefor.
12. The instrument of transfer of any share of the company, not being a security in terms of section 134 of the Act, shall be executed both by the transferor and transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect thereof.
13. Subject to such of the restrictions as may be applicable, any member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the directors may approve.
14. The directors may decline to recognize any instrument of transfer unless-
    (a) a sum not exceeding twenty-five cents is paid to the company in respect thereof;
    (b) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer; and
    (c) the share transfer duty thereon has been paid.
15. Every instrument of transfer shall be left at a transfer office of the company at which it is presented for registration, accompanied by a certificate of the shares to be transferred. Every power of attorney given by a shareholder authorizing the transfer of shares, shall, when lodged, produced or exhibited to the company or any of its proper officers, be deemed as between the company and the donor of the power to continue and remain in full force and effect, and the company may allow that power to be acted upon until such time as express notice in writing of its revocation has been lodged at such of the company's transfer offices as the power was lodged, produced, or exhibited as aforesaid. The company shall not be bound to allow the exercise of any act or matter by an agent for a shareholder unless a duly certified copy of that agent's authority be produced and lodged with the company.
16. The executor of the estate of a deceased sole holder of a share shall be the only person recognized by the company as having any title to the share. In the case of a share registered in the names of two or more holders, the survivors or survivor, or the executor of the deceased survivor shall be the only persons recognized by the company as having any title to the share.

17. Any person becoming entitled to a share in consequence of the death or upon insolvency of a member shall, on such evidence being produced as may from time to time be required by the directors, have the right, either to be registered as a member in respect of the share or instead of being registered himself, to make such transfer of the share as the deceased or insolvent could have made, but the directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the deceased or insolvent before the death or insolvency.

18. The parent or guardian of a minor and the curator bonis of a lunatic member and any person becoming entitled to shares in consequence of the death or insolvency of any member or the marriage of any female member or by any lawful means other than by transfer in accordance with these articles, may, upon producing such evidence as sustains the character in which he proposes to act under this article, or of his title, as the directors think sufficient, transfer those shares to himself or any other person, subject to the articles as to transfer hereinbefore contained.
This article is hereinafter referred to as the "transmission clause".

19. A person becoming entitled to share by reason of the death or insolvency of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the company.

20. Any person who submits proof of his appointment as the executor, administrator, trustee, curator or guardian in respect of the estate of a deceased member of the company, or of a member whose estate has been sequestrated or of a member who is otherwise under a disability or as the liquidator of any body corporate which is a member of the company, shall be entered in the register of members of the company nomine officii, and shall thereafter, for all purposes, be deemed to be a member of the company.

21. If a member of the company desires to sell all or any of his shares of the company he shall give notice, in writing, of his intention to sell, to the directors of the company, and state the price he requires for the shares.

22. The directors shall within one month of the date of receipt of the notice referred to in article 21 advise every other member of the company of the contents thereof and each such member shall be entitled to acquire the shares so offered within one month after the date of the receipt of such advice: Provided that if more than one member makes an offer for all of the shares so offered, the shares shall be sold to each such member in equal proportions, and where fractional proportions of shares remain, such members shall become joint holders of such fractional proportions of the shares.

23. If the members of the company are unable to agree upon the selling price of the shares, the auditor of the company may be requested to determine the true and fair value thereof and the members shall accept that value as the selling price of the shares.

24. If none of the members of the company offers to purchase the shares within the time referred to in article 22, or if the members of the company offer to purchase a part of the shares so offered, the member who is offering the shares for sale may offer the shares or the remaining portion of the shares which have not been purchased by members of the company, for sale to any other person and, notwithstanding the provisions of article 11, the directors shall approve the registration of the shares in the name of that person unless they have good reason to refuse such registration.

## CONVERSION OF SHARES INTO STOCK

25. The company may by special resolution convert all or any of its paid-up shares into stock, and reconvert such stock into any number of paid-up shares.

26. The holders of stock may transfer the same, or any part thereof, in the same manner, and subject to the same articles as the shares from which the stock arose might prior to conversion have been transferred, or as near thereto as circumstances permit, but the directors may from time to time fix the minimum amount of stock transferable, and restrict or forbid the transfer of factions of such minimum, but the minimum shall not exceed the nominal amount, in the case of shares of par value, or the issue price in the case of shares of no par value, of the shares from which the stock arose.

27. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges, and advantages as regards dividends, voting at meetings of the company and other matters as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the company) shall be conferred by any such aliquot part of stock as would not, if existing in shares, have conferred that privilege or advantage.

28. Such of the articles of the company as are applicable to shares shall apply to stock, and the word "share" and "shareholder" therein shall include "stock" and "stock-holder".

## ALTERATION OF CAPITAL; ACQUISITION BY COMPANY OF OWN SHARES

29. (a) The company may from time to time by special resolution increase the share capital by such sum dividend into shares of such amount, or may increase the number of its shares of no par value to such number, as the resolution shall prescribe.
(b) The company may increase its share capital constituted by shares of no par value by transferring reserves or profits to the stated capital, with or without a distribution of shares.
(c) New shares shall be subject to the same provisions as to transfer, transmission and otherwise as the shares in the original capital.
(d) The company may acquire shares issued by itself in terms of Section 85 of the Act, or make payments to its shareholders in terms of section 90 of the Act.

30. The company may, by special resolution-
(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares or consolidate and reduce the number of the issued shares of no par value;
(b) increase the number of its issued no par value shares without an increase of its stated capital;
(c) sub-divide its existing shares or any of them into shares of smaller amount that is fixed by its memorandum;
(d) convert all of its ordinary or preference share capital consisting of shares having a par value into stated capital constituted by shares or no par value;
(e) convert its stated capital constituted either by ordinary or preference shares of no par value into share capital consisting of shares having a par value;
(f) cancel any shares which, at the date of the passing of the resolution, have not been taken by any person, or which no person has agreed to take;
(g) reduce its share capital, stated capital, any capital redemption fund or any share premium account in any manner and with, and subject to, any incident authorized, and consent required, by law;
(h) subject to the provisions of section 99 of the Act, convert its issued preference shares into shares which can be redeemed.


NOTARY
NOTARIS
GAUTENG

## GENERAL MEETINGS

31. The company shall hold its first annual general meeting within eighteen months after the date of its incorporation and shall thereafter in each year hold an annual general meeting: Provided that not more than fifteen months shall elapse between the date of one annual general meeting and that of the next and that an annual general meeting shall be held within nine months after the expiration of the financial year of the company.

32. Other general meetings of the company may be held at any time.

33. Annual general meetings and other general meetings shall be held at such time and place as the directors shall appoint or at such time and place as is determined if the meetings are convened under section 179 (4), 181, 182 or 183 of the Act.

## NOTICE OF GENERAL MEETINGS

34. An annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than twenty-one clear days' notice in writing and any other general meeting shall be called by not less than fourteen clear days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of the meeting and shall be given in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the company in general meeting, to such persons as are, under these articles, entitled to receive such notices from the company: Provided that a meeting of the company shall, notwithstanding the fact that it is called by shorter notice than that specified in this article, be deemed to have been duly called if it is so agreed by majority in number of the members having a right to attend and vote at the meeting, being a majority holding not less than ninety-five per cent of the total voting rights of all the members.

## PROCEEDINGS AT GENERAL MEETINGS

35. The annual general meeting shall deal with and dispose of all matters prescribed by the Act, including the sanctioning of a dividend, the consideration of the annual financial statements, the election of directors and the appointment of an auditor, and may deal with any other business laid before it. All business laid before any other general meeting shall be considered special business.

36. No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business save as herein otherwise provided, two members present in person or by proxy, or if the company has one member, such member present in person or by proxy, or if the company is a wholly owned subsidiary, the nominee of the holding company in person or by proxy shall be a quorum.

37. If within half an hour after the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to a day not earlier than seven days and not later than twenty one days after the date of the meeting and if at such adjourned meeting a quorum is not present within half a hour after the time appointed for the meeting the members present in person or by proxy shall be a quorum.

38. Where a meeting has been adjourned as aforesaid, the company shall, upon a date not later than three days after the adjournment send a written notice by registered post to each member of the company-

(a) the date, time and place to which the meeting has been adjourned;

(b) the matter before the meeting when it was adjourned; and

© the ground for the adjournment.

39. The chairman, if any, of the board of directors shall preside as chairman at every general meeting of the company.

40. If there is no such chairman, or if at any meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the members present shall elect one of their number to be chairman.

41. The chairman may, with the consent of any meeting at which a quorum is present (and shall of so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting at which the adjournment took place. When a meeting is adjourned, the provisions of articles 37 and 38 shall mutatis mutandis apply to such adjournment.

42. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or members referred to in section 198 (1)(b) of the Act, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or negatived and an entry to that effect in the book containing the minutes of the proceedings of the company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution. The demand for a poll may be withdrawn.

43. If a poll is duly demanded it shall be taken in such a manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. Scrutineers shall be elected to determine the result of the poll.

44. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, shall be entitled to a second or casting vote.

45. A poll demanded on the election of a chairman or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs. The demand for a poll shall not prevent the continuation of a meeting for the transaction of any business other than the question upon which the poll has been demanded.

## INSPECTION OF MINUTES

46. The minutes kept of every general meeting and annual general meeting of the company under section 204 of the Act, may be inspected and copied as provided in section 113 of the Act.

## VOTES OF MEMBERS

47. Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every member present in person or by proxy and if a member is a body corporate, its representative shall have one vote, and on a poll every member present in person or by proxy shall be entitled to exercise the voting rights determined by section 195 of the Act.

48. In the case of joint holders the vote of the person whose name appears first in the register of members and who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

49. The parent or guardian of a minor, and the curator bonis of a lunatic member, and also any person entitled under the transmission clause to transfer any shares, may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of those shares: Provided that forty-eight hours at least before the time of holding the meeting at which he proposes to vote he shall satisfy the directors that he is such parent, guardian or curator or that he is entitled under the transmission clause to transfer those shares, or that the directors have previously admitted his right to vote in respect of those shares. Co-executors of a deceased member in whose name shares stand in the register shall, for the purposes of this article, be deemed to be joint holders of those shares.

50. On a poll, votes may be given either personally or by proxy.

## PROXIES

51. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his agent duly authorized in writing, or, if the appointer is a body corporate, under the hand of an officer or agent authorized by the body corporate. A proxy need not be a member of the company. The holder of a general or special power of attorney, whether he is himself a member or not, given by a shareholder shall be entitled to attend meetings and to vote, if duly authorized under that power to attend and take part in the meetings.

52. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority shall be deposited at the registered office of the company not less than forty-eight hours before the time for holding the meeting at which the person named in the instrument proposes to vote, and in default of complying herewith the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of six months from the date when it was signed, unless so specifically stated in the proxy itself, and no proxy shall be used at an adjourned meeting which could not have been used at the original meeting.

53. The instrument appointing a proxy shall be in the following form or as near thereto as circumstances permit:

..................Limited
of

I,..........................................................................................,
being a member of
the...........................................................................Limited, hereby appoint
..............................................of...............................or falling him ............................................of.......................................or falling him ...........................................of.......................................,
*as my proxy to vote for me and on my behalf* at the annual general meeting (as the case may be) of the company to be held on the........day of....................and at any adjournment thereof as follows:

| | *Abstain* | In favour of | Against |
|---|---|---|---|
| Resolution to............ | ........................ | ........................ | ........................ |
| Resolution to............ | ........................ | ........................ | ........................ |
| Resolution to............ | ........................ | ........................ | ........................ |

(Indicate instruction to proxy by way of a cross in space provided above)
Unless otherwise instructed, my proxy may vote as he thinks fit.
Signed this ......day of ....................

..........................
Signature

*(Note: a member entitled* to attend and vote is entitled to appoint a proxy to attend, speak and on a poll vote in his stead, and such proxy need not also be a member of the company)."

## DIRECTORS

54. The number of the directors shall not be less than one and the names of the first directors may be determined in writing by a majority of the subscribers of the memorandum. Until directors are appointed, whether or not the directors have been named by a majority of subscribers of the memorandum every subscriber of the memorandum shall be deemed for all purposes to be a director of the company.

55. The remuneration of the directors shall from time to time be determined by the company in general meeting.

56. If any director be called upon to perform extra services or to make any special exertions in going or residing abroad, or otherwise, for any of the purposes of the company, the company may remunerate that director either by a fixed sum or by a percentage of profits or otherwise as may be determined, and such remuneration may be either in addition to, or in substitution for, the remuneration determined under article 55.

57. A director shall not be required to hold a share of the company.

## ALTERNATE DIRECTORS

58. Each director shall have the power to nominate any person whether a member of the company or not possessing the necessity qualifications of director, to act as alternate director in his place during his absence or inability to act as such director, provided that the appointment being made, the alternate director shall, in all respects, be subject to the terms, qualifications, and conditions existing with reference to the other directors of the company.

59. The alternate directors, whilst acting in the stead of the directors who appointed them, shall exercise and discharge all the powers, duties and functions of the directors they represent. The appointment of an alternate director shall cease to hold office, whenever the director who appointed him ceases to be a director or gives notice to the secretary of the company that the alternate director representing him has ceased to do so, and in the vent of the disqualification or resignation of any alternate director during the absence or inability to act of the director whom he represents, the vacancy so arising shall be filled by the chairman of the directors who shall nominate a person to fill such vacancy, subject to the approval of the board.

## POWERS AND DUTIES OF DIRECTORS

60. The business of the company shall be managed by the directors who may pay all expenses incurred in promoting and incorporating the company, and may exercise all such powers *of the company as are not by the Act, or by these articles,* required to be exercised by the company in general meeting, subject to these articles, to the provisions of the Act, and to such regulations, not inconsistent with the aforesaid articles or provisions, as may be prescribed by the company in general meeting, but no regulation prescribed by the company in general meeting shall invalidate any prior act of the directors which would have been valid if such regulation had not been made.

## BORROWING POWERS

61. The directors may exercise all the powers of the company to borrow money and to mortgage or bind its undertaking and property

NOTARY NOTARIS GAUTENG

or any part thereof, and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the company or of any third party.

MANAGING DIRECTOR

62. The directors may from time to time appoint one or more of their body to the office of managing director or manager for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another) as they may think fit and may revoke such appointment subject to the terms of any agreement entered into in any particular case. A director so appointed shall not, while holding such office, be subject to retirement by rotation, or be taken into account in determining the rotation of retirement of directors, but his appointment shall determine if he ceases for any reason to be a director.

63. The directors may from time to time entrust to or confer upon a managing director or manager, for the time being, such of the powers and authorities vested in then as they may think fit, and may confer such powers and authorities for such time and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions as they may think expedient and they may confer such powers and authorities either collaterally or to the exclusion of, or in substitution for, all or any of the powers and authorities of the directors and may from time to time revoke or vary all or any of such powers and authorities.

MINUTES AND MINUTE BOOKS

64. The directors shall, in terms of section 204 of the Act, cause the minutes to be kept-
(a) of all appointments of officers;
(b) Of names of directors present at every meeting of the company and of the directors; and
(c) of all proceedings at all meetings of the company and of the directors.

Such minutes shall be signed by the chairman of the meeting at which the proceedings took place or by the chairman of the next succeeding meeting.

FOREIGN COMMITTEES

65. The directors may from time to time appoint persons resident in a foreign country to be a foreign committee for the company in that country with such powers and duties as the directors may from time to time determine. The directors may from time to time establish branch registers of members and transfer offices in foreign countries, close them at any time an may appoint and remove agents for any purposes in any foreign country.

DISQUALIFICATION OF DIRECTORS

66. The office of director shall be vacated if the director-
(a) ceases to be a director or becomes prohibited from being a director by virtue of any provision of the Act; or
(b) without the consent of the company in general meeting holds any other office of profit under the company except that of managing director or manager; or
(c) resigns his office by notice in writing to the company and the Registrar; or
(d) for more than six months is absent without permission of the directors from meetings of directors held during that period; or
(e) is directly or indirectly interested in any contract or proposed contract with the company and fails to declare his interest and the nature thereof in the manner required by the Act.

ROTATION OF DIRECTORS

67. The company in general meeting may from time to time determine the number of directors, their terms of office and the manner of their retirement. An annual general meeting or other general meeting of the company may fill any vacancy and a retiring director shall be eligible for re-election.

68. If at any meeting at which an election of directors ought to take place the offices of the retiring directors are not filled, unless it is expressly resolved not to fill such vacancies, the meeting shall stand adjourned and the provisions of articles 37 and 38 shall apply mutatis mutandis to such adjournment, and if at such adjourned meeting the vacancies are not filled, the retiring directors or such of them as have not had their offices filled shall be deemed to have been re-elected at such adjourned meeting unless a resolution for the re-election of any such director shall have been put to the meeting and negatived.

69. The company may from time to time in general meeting increase or reduce the number of directors and may also determine in what rotation such increased or reduced number is to retire from office.

70. Unless the shareholders otherwise determine in general meeting any causal vacancy occurring on the board of directors may be filled by the directors, but the director so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose stead he is appointed was last elected a director.

71. The directors shall have power at any time, and from time to time, to appoint a person as an additional director but so that the total number of directors shall not at any time exceed the number fixed according to these articles, and such director shall retire from office at the next following annual general meeting and shall then be eligible for re-election, but shall not be taken into account in determining which directors are to retire by rotation at such meeting.

72. Deleted by G.N.N. 263 dd. 7.10.1977.

PROCEEDINGS OF DIRECTORS

73. The directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the event of an equality of votes, the chairman shall have a second or casting vote. A director may and the secretary on the requisition of a director shall, at any time convene a meeting of the directors.

74. Subject to the provisions of sections 234 to 241 of the Act, a director shall not vote in respect of any contract or proposed contract with the company in which he is interested, or any matter arising therefrom, and if he does so vote his vote shall not be counted: Provided that this article shall not apply where the company has only one director.

75. The quorum necessary for the transaction of the business of the directors, unless there is only one director, may be fixed by the directors; and unless so fixed shall, when the number of directors exceeds three, be three and when then number of directors does not exceed three, shall be two.

76. Subject to the provisions of the Act, a resolution in writing, signed by all the directors shall be as valid and effectual as if it had been passed at a meeting of the directors duly convened and held.

77. The continuing directors may act notwithstanding any vacancy on their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these articles as the necessary quorum of directors, the continuing directors may act for the purpose of increasing the number of directors to that number, or of convening a general meeting of the company, but for no other purpose.

78. The directors may elect a chairman of their meetings and determine the period for which he is to hold office, but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the directors present may elect one of their number to be chairman of the meeting.

79. The directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any rules that may be imposed on it by the directors.

80. A committee may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may elect one of their number to be chairman of the meeting.

81. A committee may meet and adjourn as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the event of an equality of votes the chairman shall have a second or casting vote.

82. All acts done by any meeting of the directors or a committee of directors or by any person acting as a director shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such directors of person acting as aforesaid at that they or any of them were disqualified, be as valid as if every such person had been duly appointed and were qualified to be a director.

## DIVIDENDS AND RESERVE

83 The company in annual general meeting may declare dividends but no dividend shall exceed the amount recommended by the directors.

84. The directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the company.

85. No dividend shall be paid otherwise than out of profits or bear interest against the company.

86. The directors may, before recommending any dividend, set aside out of the profits of the company such sums as they think fit as a reserve or reserves, which shall, at the discretion of the directors, be applicable for any purpose to which the profits of the company may be properly applied and, pending such application may, at the like discretion, either be employed in the business of the company or be invested in such investments (other than shares of the company) as the directors may from time to time think fit. The directors may also without placing the same to reserve carry forward any profits which they may think prudent not to divide.

87. Notice of any dividend that may have been declared shall be given in the manner hereinafter provided to the persons entitled to share therein.

88. Every dividend or other moneys payable in cash in respect of shares may be paid by cheque, warrant, coupon or otherwise as the directors my from time to time determine, and shall, if paid otherwise than by coupon, either be sent by post to the registered address of the member entitled thereto or be given to him personally, and the receipt or endorsement on the cheque or warrant of the person whose name appears in the register as the shareholder, or his duly authorized agent, or the surrender of any coupon shall be a good discharge to the company in respect thereof. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable in respect of the shares held by them as joint holders.

89. The company shall not be responsible for the loss in transmission of any cheque, warrant, coupon, or other document sent through the post to the registered address of any member, whether or not it was sent at his request.

## ACCOUNTING RECORDS

90. The directors shall cause such accounting records as are prescribed by section 284 of the Act to be kept. Proper accounting records shall not be deemed to be kept if there are not kept such accounting records as are necessary fairly to present the state of affairs and business of the company and to explain the transaction and financial position of the trade or business of the company.

91. The accounting records shall be kept at the registered office of the company or at such other place or places as the directors think fit, and shall always be open to inspection by the directors.

92. The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounting records of the company or any of them shall be open to inspection by members not being directors, and no member (not being a director) shall have any right of inspecting any accounting records or document of the company except as conferred by the Act or authorized by the directors or by the company in general meeting.

## ANNUAL FINANCIAL STATEMENTS

93. The directors shall from time to time, in accordance with section 286 and 288 of the Act, cause to be prepared and laid before the company in general meeting such annual financial statements, group financial statements and group reports (if any) as are referred to in those sections.

94. A copy of any annual financial statements, group annual financial statements and group reports which are to be laid before the company in annual general meeting, shall not less than twenty-one days before the date of the meeting be sent to every member of, and every holder of debentures of, the company, and if the company is a controlled company also to the Registrar: Provided that this article shall not require a copy of those documents to be sent to any person of whose address the company is not aware or to more than one of the joint holders of any shares or debentures.

## AUDIT

95. An auditor shall be appointed in accordance with Chapter X of the Act.

## NOTICES

96. A notice may be given by the company to any member either by advertisement or personally, or by sending it by post in a prepaid letter addressed to such member at his registered address or (if he has no registered address in the republic) at the address (if any) within the Republic supplied by him to the company for the giving of notices to him.

97. Whenever a notice is to be given personally or sent by post, the notice may be given by the company to the joint holders of a share by giving the notice to the joint holder named first in the register in respect of the share.

98. Whenever a notice is to be given personally or sent by post, the notice may be given by the company to the persons entitled to a share in consequence of the death or insolvency of a member, or by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased, or trustees of the insolvent or by any like description, at the address (if any) in the Republic supplied for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or insolvency had not occurred.

99. Notice of every general meeting shall be given in any manner authorized-

(a) to every member of the company except, in the case of notices to be given personally or sent by post, those members who (having no registered address within the republic) have not supplied to the company an address within the republic.

for the giving of notices to them;

(b) to every person entitled to a share in consequence of the death or insolvency of a member who, but for his death or insolvency, would have been entitled to receive notice of the meeting; and

(c) to the auditor for the time being of the company.

No other person shall be entitled to receive notice of general meetings.

100. Any notice by post shall be deemed to have been served at the time when the letter containing the same was posted, and in proving the giving of the notice by post, it shall be sufficient to prove that the letter containing the notice was properly addressed and posted.

101. A notice given to any member shall be binding on all persons claiming on his death or on any transmission of his interests.

102. The signature to any notice given by the company may be written or printed, or partly written and partly printed.

103. When a given number of days' notice or notice extending over any other period is required to be given, the day of service shall not be counted in such number of days or period.

104. If the company has a seal, it shall not be affixed to any instrument except by the authority of a resolution of the directors, and shall be affixed in the manner and subject to such safeguards as the directors may from time to time determine.

WINDING-UP

105. If the company be wound up, the assets remaining after payment of the debts and liabilities of the company and the costs of the liquidation shall be applied as follows:

(a) To repay to the members the amount paid up on the shares respectively held by each of them; and

(b) the balance (if any) shall be distributed among the members in proportion to the number of shares respectively held by each of them;

Provided that the provisions of this article shall be subject to the rights of the holders of shares (if any) issued upon special conditions.

106. In a winding-up, any part of the assets of the company, including any shares or securities of other companies may, with the sanction of a special resolution of the company, be paid to the members of the company in specie, or may, with the same sanction, be vested in trustees for the benefit of such members, and the liquidation of the company may be closed and the company dissolved.


FRANCOIS GOUWS
NOTARY
NOTARIS
GAUTENG

Form CM 44C

Signatories to articles of association

| Particulars of subscribers | Date and signature | Particulars of witnesses | Date and signature |
| --- | --- | --- | --- |
| 1. Full names CHRISTIAN GOUWS<br>Occupation ATTORNEY<br>Residential address 329 ANCHELLA STREET, FAERIE GLEN, 0043<br>Business address 287 LYNNWOOD ROAD, MENLO PARK, 0081<br>Postal address P O BOX 35465, MENLO PARK, 0102 | 03/10/2005 | 1. Full names [redacted]<br>Occupation [redacted]<br>Residential address [redacted]<br>Business address [redacted]<br>Postal address [redacted] | 03/10/2005 |


FRANCOIS GOUWS
NOTARY
NOTARIS
GAUTENG

REPUBLIEK VAN SUID AFRIKA
REPUBLIC OF SOUTH AFRICA

VORM CM46
FORM CM46

MAATSKAPPYWET, 1973
COMPANIES ACT, 1973

# AANSOEK OM SERTIFIKAAT OM MET BESIGHEID TE BEGIN
# APPLICATION FOR CERTIFICATE TO COMMENCE BUSINESS

(Artikel 172)

Registra
Regi



2005/035542/07

Plak inkomstekwitansie hier
Place revenue stamp here
of
or
Plak inkomsteseëls hier
Affix revenue stamps here
of
or
Druk inkomstefrankeermasjien hier
Impress revenue franking machine impression here

BILL... CSW

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -10- 03
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Voorgeskrewe geld van R60
Prescribed Fee of R60

Naam van Maatskappy
Name of Company ZAMORI 272 (PTY) LTD

Die maatskappy wat ingelyf is op die
The company which was incorporated on the 05

dag van
day of October Two Thousand and Five

doen aansoek om 'n sertifikaat om met besigheid te begin en heg die dokumente hieraan wat by regulasie 27 voorgeskryf is.
applies for a certificate to commence business and attaches hereto the documents prescribed by regulation 27.

Die finansiële jaar van die maatskappy eindig elke jaar op die
The financial year of the company ends on the LAST DAY OF FEBRUARY each year.

Posadres
Postal address P O BOX 35465, MENLO PARK, 0102

Handtekening
Signature

Direkteur/Sekretaris/Bestuurder
Director/Secretary/Manager

CHRISTIAN GOUWS
Naam in blokhoofletters
Name in block capitals

MOET DEUR DIE MAATSKAPPY VOLTOOI WORD — TO BE COMPLETED BY COMPANY

SERTIFIKAAT OM MET BESIGHEID TE BEGIN, GEDATEER
CERTIFICATE TO COMMENCE BUSINESS DATED 2005 -10- 05 HIERMEE
HEREWITH

| | |
|---|---|
| NAAM VAN MAATSKAPPY | ZAMORI 272 (PTY) LTD |
| NAME OF COMPANY | |
| POSADRES POSTAL ADDRESS | P O BOX 35465, MENLO PARK, 0102 |
| | |

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Datumstempel van Registrasiekantoor vir Maatskappye
2005 -10- 03
Date Stamp of Companies Registration Office
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT

Form CM 47

# Statement by each direc[illegible] quacy of capital of company

[Section 172 (3)]

Reg[illegible] 2005/035542/07

Name of company ZAMORI 272 (PTY) LTD

Date of registration

I, CHRISTIAN GOUWS ,of 329 ANCHELLA STREET, FAERIE GLEN, 0043

Declare that:

1. I have consented to be and I am a director of the above-mentioned company.

*2. The capital of the company is adequate for the purposes of the company and its business.

*3. ~~The capital of the company is inadequate for the purposes of the company and its business for the following reasons:~~

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -10- 03
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

*4. Having regard to my statement in paragraph 3, the company is to be financed in the following manner and from the following sources:

Signed at PRETORIA this 3rd day of October Two Thousand and Five in the presence of the witness whose signature appears below.

Director

Witness:

Signature

Full name [redacted]

Occupation [redacted]

Residential address [redacted]

Business address [redacted]

Postal address [redacted]

*Delete whichever is not applicable.

Republiek van Suid-Afrika
Maatskappywet 1973
(Artikel 64)

Republic of South Africa
Companies Act 1973
(Section 64)

Vorm/Form CM 1

Registra

*Company



TSHEDZA MINING RESOU
RES

2006/037954/07

# Sertifikaat van Inlywing

van 'n Maatskappy met 'n aandelekapitaal

# Certificate of Incorporation

of a Company having a share capital

Hierby word gesertifiseer dat/This is to certify that

**TSHEDZA MINING RESOURCES (PTY) LTD**

vandag ingelyf is kragtens die Maatskappywet, 1973 (Wet 61 van 1973), en dat die Maatskappy 'n maatskappy is met 'n aandelekapitaal.

was this day incorporated under the Companies Act, 1973 (Act 61 of 1973), and that the Company is a company having a share capital.

Geteken en geseël te Pretoria op hede die/Signed and sealed at Pretoria this
06 dag van / day of DECEMBER Twee Duisend / Two Thousand
en/and SIX

Registrateur van Maatskappye / Registrar of Companies

THAT THE CLOSE CORPORATION TSHEDZA MINING RESOURCES CC 2005/145047/23
WAS CONVERTED TO A PRIVAYE COMPANY ON 2006-12-06

*Seël van die Registrasiekantoor vir Maatskappye.*
*Seal of Companies Registration Office.*

Hierdie sertifikaat is nie geldig nie, tensy geseël deur die seël van die Registrasiekantoor vir Maatskappye.
This certificate is not valid unless sealed by the seal of the Companies Registration Office.

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 2

# Memorandum of association

***of a company having a share capital***

[Section 54(1) ; regulation 17 (1) and 17 (2)]


TSHEDZA MINING RESOURCES
2006/037954/07

Paste revenue receipt here or affix revenue stamps here or impress revenue franking machine impression here

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -12- 05
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

1. NAME

(a) The name of the Company is TSHEDZA MINING RESOURCES (PTY) LTD

(b) The name of the Company in the other official language of the Republic is -

(c) The shortened form of the name of the Company is -

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT, 1973

Form CM 2A

**2. Purpose describing the main business**

The main business which the Company is to carry on:

" MINING, TRANSPORT AND INDUSTRIAL SUPPLY IN ALLA SPECTS AND ALL RELATED ACTIVITIES "

**3. Main object**

The main object of the Company is:

"To MINING, TRANSPORT AND INDUSTRIAL SUPPLY IN ALL ASPECTS AND ALL RELATED ACTIVITIES "

**4. Ancillary objects excluded**

The specific ancillary objects, if any, referred to in section 33 (1) of the Act, which are excluded from the unlimited ancillary objects of the Company NO ANCILLARY OBJECTS ARE EXCLUDED

**5. Powers**

(a) The specific powers or part of any powers of the Company, if any, which are excluded from the plenary powers or the powers set out in Schedule 2 to the Act NO POWERS ARE EXCLUDED

(b) The specific powers or part of any specific powers of the Company set out in Schedule 2 to the Act, if any, which are qualified under section 34 of the Act NO POWERS ARE QUALIFIED

**6. Conditions**

Any special conditions which apply to the Company and the requirements, if any, additional to those prescribed in the Act for their alteration NO SPECIAL CONDITIONS APPLY

**7. Pre-incorporation contracts (if any)**

NONE

Form CM 44C

# SIGNATORIES TO ARTICLES OF ASSOCIATION

| Particulars of subscribers | Date and signature | Particulars of witnesses | Date and signature |
|---|---|---|---|
| Full names: MASINDI JOSEPH<br>Occupation: BUSINESSPERSON<br>Residential address:<br>17216 MAMELODI EAST, RETHABILE, 0122<br>Business address:<br>17216 MAMELODI EAST, RETHABILE, 0122<br>Postal address<br>17216 MAMELODI EAST, RETHABILE, 0122 | 2006-12-04 | Full names:<br>Occupation:<br>Residential address:<br>Business address:<br>Postal address | 2006-12-04 |
| Full names: SIWEYA RIRHANDZU OWNER<br>Occupation: BUSINESSPERSON<br>Residential address:<br>NO 2 MONTANA, SWARTGOUD STR, WINCHESTERHILLS,<br>Business address:<br>NO 2 MONTANA, SWARTGOUD STR, WINCHESTERHILLS,<br>Postal address<br>NO 2 MONTANA, SWARTGOUD STR, WINCHESTERHILLS, | 2006-12-04 | Full names:<br>Occupation:<br>Residential address:<br>Business address:<br>Postal address | 2006-12-04 |
| Full names:<br>Occupation:<br>Residential address:<br>Business address:<br>Postal address | | Full names:<br>Occupation:<br>Residential address:<br>Business address:<br>Postal address | |

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT, 1973

Form CM 2B

**8. Capital**

*(a) Par value:* The share capital of the Company is ONE THOUSAN rand, divided into:

*(i)* 1000 ordinary par value shares of ONE rand/cents each;

*(ii)* NIL preference par value shares of NIL rand/cents each; and

*(iii)* NIL redeemable preference par value shares of NIL rand/cents each.

*(b) No par value:*

*(i)* the number of no par value ordinary shares is NIL ;

*(ii)* the number of no par value preference shares is NIL ; and

*(iii)* the number of redeemable no par value preference shares is NIL

Form CM 2C

## ASSOCIATION CLAUSE

### *(a) Where more than one person signs the memorandum*

We, the several persons whose full names, occupations, residential, business and postal addresses are subscribed, are desirous of being formed into a company in pursuance of this memorandum of association and we respectively agree to take up the number of shares in the capital of the Company, set opposite our respective names.
We also agree to pay for the par value as determined by this memorandum and to pay for the number of no par value shares of the Company, that amount determined by the Company when the shares are issued to us.

| Particulars of subscribers | Number in words and type of shares taken | Date and Signature of subscriber | Particulars of witness | Date and Signature of witness |
|---|---|---|---|---|
| 1. Full names: MASINDI JOSEPH<br>Occupation: BUSINESSPERSON<br>Residential address:<br>17216 MAMELODI EAST, RETHABILE, 0122<br>Business address:<br>17216 MAMELODI EAST, RETHABILE, 0122<br>Postal address:<br>17216 MAMELODI EAST, RETHABILE, 0122 | FIFTY ORDINARY SHARES | 2006-12-04 | Full names: [redacted]<br>Occupation: [redacted]<br>Residential address:<br>[redacted]<br>Business address:<br>[redacted]<br>Postal address:<br>[redacted] | 2006-12-04 |
| 2. Full names: SIWEYA RIRHANDZU OWNER<br>Occupation: BUSINESSPERSON<br>Residential address:<br>NO 2 Montana Swartgoud Str, Winchesterhills<br>Business address:<br>SAME AS ABOVE<br>Postal address:<br>SAME AS ABOVE | FIFTY ORDINARY SHARES | 2006-12-04 | Full names: [redacted]<br>Occupation: [redacted]<br>Residential address:<br>[redacted]<br>Business address:<br>[redacted]<br>Postal address:<br>[redacted] | 2006-12-04 |
| 3. Full names:<br>Occupation:<br>Residential address:<br>Business address:<br>Postal address: | | | Full names:<br>Occupation:<br>Residential address:<br>Business address:<br>Postal address: | |
| 4. Full names:<br>Occupation:<br>Residential address:<br>Business address:<br>Postal address: | | | Full names:<br>Occupation:<br>Residential address:<br>Business address:<br>Postal address: | |
| 5. Full names:<br>Occupation:<br>Residential address:<br>Business address:<br>Postal address: | | | Full names:<br>Occupation:<br>Residential address:<br>Business address:<br>Postal address: | |
| 6. Full names:<br>Occupation:<br>Residential address:<br>Business address:<br>Postal address: | | | Full names:<br>Occupation:<br>Residential address:<br>Business address:<br>Postal address: | |
| 7. Full names:<br>Occupation:<br>Residential address:<br>Business address:<br>Postal address: | | | Full names:<br>Occupation:<br>Residential address:<br>Business address:<br>Postal address: | |
| Total shares taken | 100 | | | |

**TABLE B**

ARTICLES FOR A PRIVATE COMPANY HAVING A SHARE CAPITAL
<u>NOT ADOPTING SCHEDULE 1</u>

**NAME OF COMPANY**

TSHEDZA MINING RESOURCES (PTY) LTD

**REGISTRATION NUMBER**


TSHEDZA MINING RESOU
RES
2006/037954/07
REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES
2006 -12- 0 5
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATION

**<u>INTERPRETATION</u>**

1. In these articles, unless the context otherwise indicates -

   a) "the Act" means the Companies Act, 1973; and

   b) "foreign committee" means a committee appointed under article 65 of these articles.

RESTRICTIONS

2. The directors shall have regard to the restrictions on the commencement of business imposed by section 172 of the Act.

3. The Company is a private Company and accordingly -

   a) The right to transfer its shares is restricted;

   b) The number of members of the Company (exclusive of persons who are in the employment of the Company and the persons who having been formerly in the employment of the Company were, while in such employment, and have continued since the determination of such employment, to be members of the Company) is limited to fifty;

   c) Any invitation to the public to subscribe for any shares or debentures of the Company is prohibited; and

   d) The company shall not have the power to issue share warrants to bearer.

4. Where two or more persons hold one or more shares of the company jointly they shall for the purposes of article 3 be treated as a single member.

SHARES AND CERTIFICATES OF SHARES

5. Subject to the provisions, if any, of the memorandum, and without prejudice to any special rights previously conferred on the holders of existing shares, any shares may be issued with such preferred, deferred or other special rights, or subject to such restrictions (whether in regard to dividend, voting, return of share capital or otherwise) as the company may from time to time determine, and the company may determine that any preference shares shall be issued on the condition that they are, or are at the option of the company, liable to be redeemed.

6. Every person whose name is entered as a member in the register of members shall be entitled to one certificate for all shares registered in his name, or to several certificates, each for a part of such shares. Every share certificate shall specify the number of shares in respect of which it is issued. Every original member shall be entitled to one share certificate free of charge but for every subsequent certificate the directors may make such charge as from time to time they may think fit. Provided that if a share certificate is defaced, lost or destroyed, it may be renewed on payment of such fee, if any, not exceeding twenty-five cents, and on such terms, if any, as to evidence and indemnity as the directors may think fit.

7. Share certificates shall be issued under the authority of the directors, or the foreign committee when authorised thereto by resolution of the directors, in such manner and form, as the directors shall from time to time prescribe. If any shares are numbered all such shares shall be numbered in numerical progression beginning with the number one, and each share shall be distinguished by its appropriate number; and if any shares are not numbered, each share certificate in respect of such shares shall be numbered in numerical progression and each share certificate distinguished by its appropriate number and by such endorsement as may be required under section 95(2) of the Act.

8. A certificate for shares registered in the names of two or more persons shall be delivered to the person first named in the register as holder thereof, and delivery of a certificate for a share to that person shall be a sufficient delivery to all joint holders of that share.

VARIATION OF RIGHTS

9. If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of the shares of the class, and the provisions of section 199 of the Act shall mutatis mutandis apply to the said resolution and meeting as if the resolution were a special resolution. To every such separate general meeting the provisions of these articles relating to general meetings shall mutatis mutandis apply but so that the necessary quorum, unless the company has only one member, shall be two persons holding or represented by proxy at least one-third of all the issued shares of the class.

REGISTER OF MEMBERS

10. a) The company shall maintain at its registered office a register of members of the company as provided in

section 105 of the Act. The register of members shall be open to inspection, as provided in section 113 of the Act.

b) The Company may maintain a branch register under section 110 of the Act and the provisions of paragraph (a) shall mutatis mutandis apply to such register.

## TRANSFER AND TRANSMISSION OF SHARES

11. The directors shall have power to refuse to register the transfer of any shares without giving reasons therefor.

12. The instrument of transfer of any share of the company, not being a security in terms of section 134 of the Act, shall be executed by the transferor and the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect thereof.

13. Subject to such of the restrictions as may be applicable, any member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the directors may approve.

14. The directors may decline to recognise any instrument of transfer unless -

    a) a sum not exceeding twenty-five cents is paid to the company in respect thereof;

    b) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer; and

    c) the share transfer duty thereon has bee paid.

15. Every instrument to transfer shall be left at a transfer office of the company at which it is presented for registration, accompanied by a certificate of the shares to be transferred. Every power of attorney given by a shareholder authorising the transfer of shares, shall, when lodged, produce or exhibited to the company or any of its proper officers, be deemed as between the company and the donor of the power to continue and remain in full force and effect, and the company may allow that power to be acted upon until such time as express notice in writing of its revocation has been lodged at such of the company's transfer offices as the power was lodged, produced, or exhibited as aforesaid. The company shall not be bound to allow the exercise of any act or matter by an agent for a shareholder unless a duly certified copy of that agent's authority by produced and lodged with the company.

16. The executor of the estate of a deceased sole holder of a share shall be the only person recognised by the company as having any title to the share. In the case of a share registered in the names of two or more holders, the survivors or survivor, or the executor of the deceased survivor shall be the only person recognised by the company as having any title to the share.

17. Any person becoming entitled to a share in consequence of the death or insolvency of a member shall, upon such evidence being produced as may from time to time be required by the directors, have the right, either to be registered as a member in respect of the share or instead of being registered himself, to make such transfer of the share as the deceased or insolvent could have made, but the directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the deceased or insolvent before the death or insolvency.

18. The parent or guardian of a minor and the curator bonis of a lunatic member and any person becoming entitled to shares in consequence of the death or insolvency of any member or the marriage of any female member or by any lawful means other than by transfer in accordance with these articles, may upon producing such evidence as sustains the character in which he proposes to act under this article, or of his title as the directors think sufficient, transfer those shares to himself or any other person subject to the articles as to transfer herein before contained.

    This article is hereinafter referred to as the "transmission clause".

19. A person becoming entitled to a share by reason of the death or insolvency of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the company.

20. Any person who submits proof of his appointment as the executor, administrator, trustee, curator or guardian of the estate of a deceased member of the company, or of a member whose estate has been sequestrated or of a

member who is otherwise under a disability or as the liquidator of any body corporate which is a member of the company, shall be entered in the register of members of the company nominee office, and shall thereafter, for all purposes, be deemed to be a member of the company.

20. If a member of the company desires to sell all or any of his shares of the company he shall give notice, in writing, of his intention to sell, to the directors of the company, and state the price he requires for the shares.

22. The directors shall within one month of the date of receipt of the notice referred to in article 21 advise every other member of the company of the contents thereof and each such member shall be entitled to acquire the shares so offered within one month after the date of the receipt of such advise: Provided that if more than one member makes an offer for all of the shares so offered, the shares shall be sold to each such member in equal proportions, and where fractional proportions of shares remain, such members shall become joint holders of such fractional proportions of the shares.

23. If the members of the company are unable to agree upon the selling price of the shares, the auditor of the company may be requested to determine the true and fair value thereof and the members shall accept that value as the selling price of the shares.

24. If none of the members of the company offers to purchase the shares within the time referred to in article 22, or if members of the company offer to purchase a part of the shares so offered, the member who is offering the shares for sale may offer the shares or the remaining portion of the shares which have not been purchased by members of the company, for sale to any other person and, notwithstanding the provisions of article 11, the directors shall approve the registration of the shares in the name of that person unless they have good reason to refuse such registration.

CONVERSION OF SHARES INTO STOCK

25. The company may by special resolution convert all or any of its paid-up shares into stock, and reconvert such stock into any number of paid-up shares.

26. The holders of stock may transfer the same, or any part thereof, in the same manner, and subject to the same articles as the shares from which the stock arose might prior to conversion have been transferred, or as near thereto as circumstances permit, but the directors may from time to time fix the minimum amount of stock transferable, and restrict or forbid the transfer of fractions of such minimum, but the minimum shall not exceed the nominal amount, in the case of shares of par value or the issue prior in the case of shares of no par value, of the shares from which the
stock arose.

27. The holders of stock shall, according to the amount of the stock held by them, have the same right, privileges, and advantages as regards dividends, voting at meetings of the company and other matters as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the company) shall be conferred by any such aliquot part of stock as would not, if existing in shares have conferred that privilege or advantage.

28. Such of the articles of the company as are applicable to shares shall apply to stock, and the word "share" and "shareholder" therein shall include "stock" and "stock-holder".

ALTERATION OF CAPITAL

29. a) The company may from time to time by special resolution increase the share capital by such sum divided into shares of such amount, or may increase the number of its shares of no par value to such number, as the resolution shall prescribe.

b) The company may increase its share capital constituted by shares of no par value by transferring reserves or profits to the stated capital, with or without a distribution of shares.

c) New shares shall be subject to the same provisions as to transfer, transmission and otherwise as the shares in the original capital.

30. The company may, by special resolution -

a) Consolidate and divide all or any of its share capital into shares of larger amounts than its existing shares

or consolidate and reduce the number of the issued shares of no par value;

b) Increase the number of its issued no par value shares without an increase of its stated capital;

c) Sub-divide its existing shares or any of them into shares of smaller amount than is fixed by its memorandum;

d) Convert all of its ordinary or preference share capital consisting of shares having a par value into stated capital constituted by shares of no par value;

e) Convert its stated capital constituted either by ordinary or preference shares of no par value into share capital consisting of shares having a par value;

f) Cancel any shares which at the date of the passing of the resolution, have not been taken by any person, or which no person has agreed to take;

g) Reduce its share capital, stated capital, any capital redemption fund or any share premium account in any manner and with, and subject to, any incident authorised, and consent required, by law;

h) Subject to the provisions of sections 99 of the Act, convert its issued preference shares into shares, which can be redeemed;

i) Convert any of its shares, whether issued or not, into shares of another class.

## GENERAL MEETINGS

31. The company shall hold its first annual general meeting within eighteen months after the date of its incorporation and shall thereafter in each year hold an annual general meeting: Provided that not more than fifteen months shall elapse between the date of one annual general meeting and that of the next and that an annual general meeting shall be held within six months after the expiration of the financial year of the company.

32. Other general meetings of the company may be held at any time.

33. Annual general meetings and other general meetings shall be held at such time and place as the directors shall appoint or such time and place as it determined if the meetings are convened under section 179 (4), 181, 182 or 183 of the Act.

## NOTICE OF GENERAL MEETINGS

34. An annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than twenty-one clear days notice in writing and any other general meeting shall be called by not less than fourteen clear days notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, and the hour of the meeting and shall be given in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the company in a general meeting, to such persons as are, under these articles, entitled to receive such notices from the company: Provided that a meeting of the company shall, notwithstanding the fact that it is called by shorter notice than that specified in this article, be deemed to have been duly called if it is so agreed by a majority in number of the members having a right to attend and vote at the meeting, being a majority holding not less than ninety-five per cent of the total voting rights of all the members.

## PROCEEDINGS OF GENERAL MEETINGS

35. The annual general meeting shall deal with and dispose of all matters prescribed by the Act, including the sanctioning of a dividend, the consideration of the annual financial statements, the election of directors and the appointment of an auditor, and may deal with, any other business laid before it. All business laid before any other general meeting shall be considered special business

36. No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Save as herein otherwise provided, two members present in person or by proxy, or if the company has one member, such member present in person or by proxy, or, if the company is a wholly

owned subsidiary, the nominee of the holding company in person shall be a quorum.

37. If within half an hour after the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to a day not earlier than seven days and not later than twenty-one days after the date of the meeting, and if at such adjourned meeting a quorum is not present within half an hour after the time appointed for the meeting the members present in person or by proxy shall be a quorum.

38. Where a meeting has been adjourned as aforesaid, the company shall, upon a date not later than three days after the adjournment send a written notice by registered mail to each member of the company stating -

a) The date, time and place to which the meeting has been adjourned;

b) The matter before the meeting when it was adjourned; and

c) The ground for the adjournment.

39. The chairman, if any, of the board of directors shall preside as chairman at every general meeting of the company.

40. If there is no such chairman, or if at any meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the members present shall elect one of their numbers to be chairman.

41. The chairman may, with the consent of any meeting at which a quorum is present (and shall, if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting at which the adjournment took place. When a meeting is adjourned the provisions of articles 37 and 38 shall mutatis mutandis apply to such adjournment.

42. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or members referred to in section 198 (1) (b) of the Act, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or negatived and an entry to that effect in the book containing the minutes of the proceedings of the company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution. The demand for a poll may be withdrawn.

43. If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be the resolution of the meeting at which the poll was demanded. Scrutineers shall be elected to determine the result of the poll.

44. In the case of an equality of votes, whether on a show of hands of on a poll, the chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, shall be entitled to a second or casting vote.

45. A poll demanded on the election of a chairman or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs. The demand for a poll shall not prevent the continuation of a meeting for the transaction of any business other than the question upon which the poll has been demanded.

## INSPECTION OF MINUTES

46. The minutes kept of every general meeting and annual general meeting of the company under section 204 of the Act may be inspected and copied as provided in section 113 of the Act.

## VOTES OF MEMBERS

47. Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every member present in person and if a member is a body corporate, its representative, shall have one vote and on a poll every member present in person or by proxy shall be entitled to exercise the voting rights determined by section 195 of the Act.

48. In the case of joint holders the vote of the person whose name appears first in the register of members and who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint

holders.

49. The parent or guardian of a minor, and the curator bonis of a lunatic member, and also any person entitled under the transmission clause to transfer any shares, may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of those shares; Provided that forty-eight hours at least before the time of holding the meeting at which he proposes to vote shall satisfy the directors that he is such parent, guardian or curator or that he is entitled under the transmission clause to transfer those shares, or that the directors have previously admitted his right to vote in respect of those shares. Co-executors of a deceased member in whose name shares stand in the register shall, for the purposes of this article, be deemed to be joint holders of those shares.

50. On a poll, votes may be given either personally or by proxy.

**PROXIES**

51. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his agent duly authorised in writing, or, if the appointer is a body corporate, under the hand of an office or agent authorised by the body corporate. A proxy need not be a member of the company. The holder of a general or special power of attorney whether he is himself a member or not, given by a shareholder shall be entitled to attend meetings and to vote, if duly authorised under that power to attend and take part in the meetings.

52. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority shall be deposited at the registered office of the company not less than forty-eight hours before the time for holding the meeting at which the person named in the instrument proposes to vote, and in default of complying herewith the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of six months from the date when it was signed, unless so specifically stated in the proxy itself, and no proxy shall be used at an adjourned meeting, which could not have been used at the original meeting.

53. The instrument appointing a proxy shall be in the following form or as near thereto as circumstances permit:

* ........................................................ Limited

I ________________ of ________________ being a member of the limited, hereby appoint

of or failing him

of or failing him

of or failing him

of

as my proxy to vote for me and on my behalf at the annual general meeting (as the case may be) of the company to be held on the ............ day of ......................... and at any adjournment thereof as follows:

| | Abstain | In favour of | Against |
|---|---|---|---|
| Resolution to | | | |
| Resolution to | | | |
| Resolution to | | | |

(Indicate instruction to proxy by way of a cross in space provided above). Unless otherwise instructed, my proxy may vote as he thinks fit.

Signed this..................... day of ..............................................................................

..............................................................................

Signature

(Note: A member entitled to attend and vote is entitled to appoint a proxy to attend, speak and on a poll to vote in his stead, and such proxy need not also be a member of the company)

DIRECTORS

54. The number of the directors shall not be less than one and not more than five, and the names of the first directors may be determined in writing by a majority of the subscribers to the memorandum. Until directors are appointed, whether or not the directors have been named by a majority or subscribers of the memorandum, every subscriber of the memorandum shall be deemed for all purposes to be a director of the company.

55. The remuneration of the directors shall from time to time be determined by the company in a general meeting.

56. If any director be called upon to perform extra services or to make any special exertions in going or residing abroad, or otherwise, for any of the purposes of the company, the company may remunerate that director either by a fixed sum or by a percentage of profits or otherwise as may be determined, and such remuneration may be either in addition to or in substitution for, the remuneration determined under article 55.

57. The shareholding qualification of a director shall be the holding of at least one share in the company, and it shall be his duty to comply with the provisions of section 213 of the Act, except where the company is a wholly owned subsidiary when a director shall not be required to hold a share of the company.

ALTERNATE DIRECTORS

58. Each director shall have the power to nominate any person whether a member of the company or not possessing the necessary qualifications of a director, to act as alternate director in his place during his absence or inability to act as such director, provided that the appointment of an alternate director shall be approved by the board, and on such appointment being made, the alternate director shall, in all respects, be subject to the terms, qualifications, and conditions existing with reference to the other directors of the company.

59. The alternate directors, whilst acting in the stead of the directors who appointed them shall exercise and discharge all the powers, duties and functions of the directors they represent. The appointment of an alternate director shall be revoked, and the alternate director shall cease to hold office, whenever the director who appointed him ceases to be a director or gives notice to the secretary of the company that the alternate director representing him has ceased to do so, and in the event of the disqualification or resignation of any alternate director during the absence or inability to act for the director whom he represents, the vacancy so arising shall be filled by the chairman of the directors who shall nominate a person to fill such vacancy, subject to the approval of the board.

POWER AND DUTIES OF DIRECTORS

60. The business of the company shall be managed by the directors who may pay all expenses incurred in promoting and incorporating the company, and may exercise all such powers of the company as are not by the Act, or by these articles, required to be exercised by the company in general meeting, subject to these articles, to the provisions of the Act, and to such regulations, not inconsistent with the aforesaid articles or provisions, as may be prescribed by the company in general meeting, but no regulation prescribed by the company in general meeting shall invalidate any prior act of the directors which would have been valid if such regulation had not been made.

BORROWING POWERS

61. The directors may exercise all the powers of the company to borrow money and to mortgage or bind its undertaking and property or any part thereof, and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the company or of any third party.

MANAGING DIRECTOR

62. The directors may from time to time appoint one or more of their body to the office of managing director or manager for such terms and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another) as they may think fit and may revoke such appointment subject to the terms of any agreement entered into in any particular case. A director so appointed shall not, while holding such office, be subject to retirement by rotation, or be taken into account in determining the rotation of retirement of directors, but

his appointment shall determine if he ceases for any reason to be a director.

63. The directors may from time to time entrust to or confer upon a managing director or manager, for the time being, such of the powers and authorities vested in them as they may think fit, and may confer such powers and authorities for such time and to be exercised for such objects and purposes and upon such terms and conditions and such restrictions as they may think expedient, and they may confer such powers and authorities either collaterally or to the exclusion of, or in substitution for, all or any of the powers and authorities of the directors and may from time to time revoke or vary all or any such powers and authorities.

**MINUTES AND MINUTE BOOKS**

64. The directors shall, in terms of section 204 of the Act, cause minutes to be kept -

(a) Of all appointments of officers;

(b) Of names of directors present at every meeting of the company and of the directors; and

(c) Of all proceedings at all meetings of the company and of the directors

Such minutes shall be signed by the chairman of the meeting at which the proceedings took place or by the chairman of the next meeting.

**FOREIGN COMMITTEES**

65. The director may from time to time appoint persons resident in a foreign country to be a foreign committee for the company in that country with such powers and duties as the directors may from time to time determine. The directors may from time to time establish branch registers of members and transfer offices in foreign countries, close them at any time and may appoint and remove agents for any purposes in any foreign country.

**DISQUALIFICATION OF DIRECTORS**

66. The office of directors shall be vacated if the director -

(a) Ceases to be a director or becomes prohibited from being a director by virtue of any provision of the Act; or

(b) Without the consent of the company in general meeting holds any other office or profit under the company except that of managing director or manager; or

(c) Resigns his office by notice in writing to the company and the Registrar; or

(d) For more than six months is absent without permission of the directors from meetings of directors held during that period; or

(e) Is directly or indirectly interested in any contract or proposed contract with the company and fails to declare his interest and the nature thereof in the manner required by the Act.

**ROTATION OF DIRECTORS**

67. The company in general meeting may from time to time determine the number of directors, their terms of office and the manner of their retirement. An annual general meeting or other general meeting of the company may fill any vacancy and a retiring director shall be eligible for re-election.

68. If at any meeting at which an election of directors ought to take place the offices of the retiring directors are not filled, unless it is expressly resolved not to fill such vacancies, the meeting shall stand adjourned and the provision of articles 37 and 38 shall apply mutatis mutandis to such adjournment, and if at such adjourned meeting the vacancies are not filled, the retiring directors of such of them as have not had their offices filled shall be deemed to have been re-elected at such adjourned meeting unless a resolution for re-election of any such director shall have been put to the meeting and negatived.

69. The company may from time to time in general meeting increase or reduce the number of directors, and may also determine in what rotation such increased or reduced number is to retire from office.

70. Unless the shareholders otherwise determine in a general meeting any casual vacancy occurring on the board of

directors may be filled by the directors, but the director so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose stead he is appointed was last elected a director.

71. The directors shall have power at any time, from time to time, to appoint a person as an additional director but so that the total number of directors shall not at any time exceed the number fixed according to these articles, and such director shall retire from office at the next annual general meeting and shall then be eligible for re-election, but shall not be taken into account in determining which directors are to retire by rotation at such meeting.

72. No appointment of a director, except that of a retiring director re-elected at an annual general or a general meeting of the company, shall take effect until the consent of such director to act as a director of the company, referred to in section 211 of the Act, has been lodged with and receipt thereof has been acknowledged by the Registrar.

PROCEEDINGS OF DIRECTORS

73. The directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of equality of votes, the chairman shall not have a second or casting vote, unless otherwise determined by the company in a general meeting.

74. Subject to the provisions of section 234 to 241 inclusive of the Act, a director shall not vote in respect of any contract or proposed contract with the company in which he is interested, or any matter arising therefrom, although he shall be counted for the purpose of quorum, and if he does so vote, his vote shall not be counted: Provided that this article shall not apply where the company has only one director.

75. The quorum necessary for the transaction of the business of the directors, unless there is only one director, may be fixed by the directors, and unless so fixed shall, when the number of directors exceeds three, be three and when the number of directors does not exceed three, shall be two.

76. Subject to the provisions of the Act, a resolution in writing, signed by all the directors, shall be as valid and effectual as if it had been passed at a meeting of the directors duly convened and held.

77. The continuing directors may act notwithstanding any vacancy on their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these articles as the necessary quorum of directors, the continuing directors may act for the purpose of increasing the number of directors to that number, or of convening a general meeting of the company, but for no other purpose.

78. The directors may elect a chairman of their meetings and determine the period for which he is to hold office, but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the directors present may elect one of their number to be chairman of the meeting.

79. The directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any rules that may be imposed on it by the directors.

80. A committee may elect a chairman of its meetings, if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may elect one of their number to be chairman of the meeting.

81. A committee may meet and adjourn as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the event of any equality of votes the chairman shall have a second or casting vote.

82. All acts done by any meeting of the directors or a committee of directors or by any person acting as a director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such directors or person acting as aforesaid or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and were qualified to be a director.

DIVIDENDS AND RESERVE

83. The company in an annual general meeting may declare dividends by no dividend shall exceed the amount recommended by the directors.

84. The directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the company.

85. No dividend shall be paid otherwise than out of profits or bare interest against the company.

86. The directors may, before recommending any dividend, set aside out of the profits of the company such sums as they think fit as a reserve or reserves, which shall, at the discretion of the directors, be applicable for any purpose to which the profits of the company may be properly applied and, pending such application may, at the like discretion, either be employed in the business of the company or be invested in such investments (other than shares of the company) as the directors may from time to time think fit. The directors may also without placing the same to reserve carry forward any profits, which they may think prudent not to divide.

87. Notice of any dividend that may have been declared shall be given in the manner hereinafter provided to the persons entitled to share therein.

88. Every dividend or other moneys payable in cash in respect of shares may be paid by cheque, warrant, coupon or otherwise as the directors may from time to time determine, and shall, if paid otherwise than by coupon, whether sent by post to the registered address of the member entitled thereto or given to him personally, and the receipt or endorsement on the cheque or warrant of the person whose name appears in the register as the shareholder, or his duly authorised agent, or the surrender of any coupon shall be a good discharge to the company in respect thereof. Any one or two or more joint holders may give effectual receipts for any dividends or other moneys payable in respect of shares held by them as joint holder.

89. The company shall not be responsible for the loss in transmission or any cheque, warrant, coupon or other document sent through the post to the registered address of any member, whether or not it was so sent at his request.

## ACCOUNTING RECORDS

90. The directors shall cause such accounting records as are prescribed by section 284 of the Act to be kept. Proper accounting records shall be deemed to be kept if there are not kept such accounting records as are necessary fairly to present the state of affairs and business of the company and to explain the transactions and financial position of the trade or business of the company.

91. The accounting records shall be kept at the registered office of the company of at such other place as the directors think fit, and shall always be open to inspection by the directors.

92. The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounting records of the company or any of them shall be open to inspection by members not being directors, and no member (not being a director) shall have any right of inspecting any accounting records or document of the company except as conferred by the Act or authorised by the directors or by the company in general meeting.

## ANNUAL FINANCIAL STATEMENTS

93. The directors shall from time to time, in accordance with sections 286 and 288 of the Act, cause to be prepared and laid before the company in general meeting such annual financial statements, group annual financial statements and group reports (if any) as are referred to in those sections.

94. A copy of any annual financial statements, group annual financial statements and group reports which are laid before the company in annual general meeting, shall not less than twenty-one days before the date of the meeting be sent to every member or, and every holder of debentures of the company, and if the company is a controlled company, also to the Registrar: Provided that this article shall not require a copy of those documents to be sent to any person of whose address the company is not aware or to more than one of the joint holders of any shares or debentures.

## AUDIT

95. An auditor shall be appointed in accordance with Chapter X of the Act.

## NOTICES

96. A notice may be given by the company to any member either by advertisement or personally, or by sending it by post in a prepaid letter addressed to such member at his registered address or (if he has no registered address in the Republic) at the address (if any) within the Republic supplied by him to the company for the giving of notices to him.

97. Whenever a notice is to be given personally or sent by post, the notice may be given by the company to the joint holders of a share by giving the notice to the joint holder named first in the register in respect of the share.

98. Whenever a notice is to be given personally or sent by post, the notice may be given by the company to the persons entitled to a share in consequence of the death or insolvency of a member, or by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased, or trustees of the insolvent or by any like description, at the address (if any) in the Republic supplied for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or insolvency has not occurred.

99. Notice of every general meeting shall be given in any manner authorized -

(a) To every member of the company except, in the case of notices to be given personally or sent by post, those members who (having no registered address within the Republic) have not supplied to the company an address within the Republic for the giving of notices to them;

(b) To every person entitled to a share in consequence of the death or insolvency of a member who, but for his death or insolvency, would have been entitled to receive notice of the meeting; and

(c) To the auditor for the time being of the company.

No other person shall be entitled to receive notice of general meetings.

100. Any notice by post shall be deemed to have been served at the time when the letter containing the same was posted, and in proving the giving of the notice by post, it shall be sufficient to prove that the letter containing the notice was properly addressed and posted.

101. A notice given to any member shall be binding on all persons claiming on his death or on any transmission of his interest.

102. The signature to any notice given by the company may be written or printed, or partly written and partly printed.

103. When a given number of days' notice or notice extending over any other period is required to be given, the day of service shall not be counted in such number of days or period.

104. If the company has a seal, it shall not be affixed to any instrument except by the authority of a resolution of the directors, and shall be affixed in the manner and subject to such safeguards as the directors may from time to time determine.

## ALTERATION OF ARTICLES

104.bis. It shall be lawful for the members by special resolution to add to, repeal, alter, amend, vary or modify the Memorandum and Articles of Association.

104.ter. The company may by special resolution alter the provisions of its Memorandum of Association with respect to the main object, main business and powers of the company.

## WINDING-UP

105. It the company be wound-up, the assets remaining after payment of the debts and liabilities of the company and the costs of the liquidation shall be applied as follows:

(a) To repay to the members the amounts paid up on the shares respectively held by each of them; and

(b) The balance (if any) shall be distributed among the members in proportion to the number of shares

respectively held by each of them:

Provided that the provisions of this article shall be subject to the rights of the holders of the shares, (if any) issued upon special conditions.

106. In a winding-up, any part of the assets of the company, including any shares or securities of other companies may, with the sanction of a special resolution of the company, be paid to the members of the company in specie, or may, with the same sanction, be vested in trustees for the benefit of such members, and the liquidation of the company may be closed and the company dissolved.

**ARBITRATION**

106. In the event of any deadlock arising at any meeting of members or of directors, as the case may be, such deadlock shall not afford a ground for the winding-up of the company, but the matter, question of resolution upon which such deadlock has arisen, shall be deemed to be a dispute between the members or directors, as the case may be, and such dispute shall be submitted to arbitration in terms of the Arbitration Act, 1965 (no 45 of 1965). Any aware made pursuant to such arbitration shall be deemed to resolution of the members or of the directors, as the case may be, and entered as such in the minute books of the company.

REPUBLIEK VAN SUID-AFRIKA
REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET, 1973
COMPANIES ACT, 1973

VORM CM 46
FORM CM 46

# SERTIFIKAAT OM MET BESIGHEID TE BEGIN
# CERTIFICATE TO COMMENCE BUSINESS

(Artikel 172) (Section 172)



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

TSHEDZA MINING RESOU RES

**2006/037954/07**

Ek sertifiseer hierby dat
I hereby certify that TSHEDZA MINING RESOURCES (PTY) LTD

wat ingelyf is op die / which was incorporated on the 06 dag van / day of DECEMBER Twee Duisend en / Two Thousand and SIX

voldoen het aan die vereistes van artikel 172 van die Wet, en met ingang van vandag geregtig is om met besigheid te begin.
has complied with the requirements of Section 172 of the Act and is with effect from this day entitled to commence business.

Geteken en geseël te PRETORIA op hede die / Signed and sealed at PRETORIA this 06 dag van / day of DECEMBER Twee Duisend en / Two Thousand and SIX

Seël van Registrasiekantoor vir Maatskappye
Seal of Companies Registration Office

Registrateur van Maatskappye
Registrar of Companies

Hierdie sertifikaat is nie geldig nie, tensy geseël deur die Seël van die Registrasiekantoor vir Maatskappye
This certificate is not valid unless sealed by the Seal of the Companies Registration Office



FINANCIAL YEAR END ON
FEB EACH YEAR

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 47

# Statement by each director regarding adequacy of capital of company

Regist

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
TSHEDZA MINING RESOU
RES

2006/037954/07

Name of company TSHEDZA MINING RESOURCES (PTY) LT

Date of registration DATE OF INCORPORATION 2006-12-06

I, MASINDI JOSEPH

of 17216 MAMELODI EAST, RETHABILE, 0122

declare that:

1. I have consented to be and I am a director of the above-mentioned company.

*2. The capital of the company is adequate for the purposes of the company and its business.

*3. The capital of the company is inadequate for the purposes of the company and its business for the following reasons:

ADEQUATE

*4. Having regard to my statement in paragraph 3, the company is to be financed in the following manner and from the following sources:

N/A

Signed at PRETORIA this 4TH day of DECEMBER Two thousand and SIX

in the presence of the witness whose signature appears below.

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006-12-05
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

Witness:

Signature

Full names

Occupation

Residential address

Business address

Postal address

*Delete whichever is not applicable.

**CM5**



a member of the dti group

Date 30/08/2005

Our Reference: 4912182


REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -09- 02
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

GC ADMINISTRATORS
E-mail GCADMIN@TELKOMSA NET
Basket ADMING

**RE: Application for Name Reservation**

We have received a CM5 from you dated 30/08/2005
The names proposed on the form were compared to our database and the results of the comparison are listed below

| | | |
|---|---|---|
| 1 | NHLALALA MINING | Clear |
| 2 | VUKOSI MINING | Not Tested |

**The name 'NHLALALA MINING' was approved and reserved from 30/08/2005 until 29/10/2005.**

A lodging fee of R50,00 is payable in respect of each lodgement of a form CM5, due to the implementation of the Corporate Laws Amendment Act, 39 of 2002 from the beginning of December 2003.
This will entail that agents will be debited for every CM5 that is lodged.
These measures, until the Close Corporations Act has been amended commensurately, do not apply to close corporations and the system that had been in place until now, merely continues.

**Note:**

If a proposed name is indicated as 'Clear' in the results of the name searches above and such name is not approved, it simply indicates that no comparative
names were cited against such name but that the name was nevertheless disallowed for other reasons, falling within the ambit of the discretion of the Registrar
This letter should accompany the registration documents of your company or close corporation.
If no name was approved and space in paragraph A of the reservation form is still available for further proposed names, the same reservation form may be re-submitted with new proposed names
Alternatively, a new set of reservation forms, with new proposed names, may be annexed and submitted with the original reservation form
If the reservation period of two months has been exceeded, the reservation procedure should be repeated by lodging a fresh reservation form
Please note the Internet address of this Office mentioned below The application results for names are noted on the Web Site of this Office and are available the moment applications are decided upon
Searches on this Site will obviate telephonic or personal enquiries from this Office.

Yours truly

**Registrar of Companies**

LBH RDR



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
Registrar of Companies & Close Corporations
P O BOX 429, PRETORIA, 0001, Republic of South Africa Docex 256, PRETORIA
Call Centre Tel 038 184 3384, Website www cipro co za, WAP www cipro co za/mobile

Republic of South Africa
Companies Act, 1973, Section 44(1)(b)

Republiek van Suid-Afrika
Maatskappywet, 1973, Artikel 44(1)(b)

Registration No of company/
Registrasienommer van maatskappy

**2004/024650/07**

| Revenue Stamp or revenue franking machine impression R30 | Inkomsteseël of inkomstefrankeer-masjienstempel R30 |
|---|---|


REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -09- 0 2
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

# Application for change of name of company

# Aansoek om naam van maatskappy te verander

Existing name of company / Bestaande naam van maatskappy

**SPARAX TRADING 11 (PTY) LTD**

In the special resolution, which is attached to this form, the name of the company was changed to
In die spesiale besluit, wat aan hierdie vorm aangeheg is, is die naam van die maatskappy verander na

**NHLALALA MINING (PTY) LTD**

*No translated form of the name is registered
*No shortened form of the name is registered
*Separate application is being made to register a translated/* shortened form of name
*Separate application is being made to deregister translated/* shortened form of name

*Delete whichever is not applicable

*Geen vertaalde vorm van die naam is geregistreer nie
*Geen verkorte vorm van die naam is geregistreer nie
*Aansoek word afsonderlik gedoen om 'n vertaalde/*verkorte vorm van naam te registreer
*Aansoek word afsonderlik gedoen om die vertaalde/*verkorte vorm van naam te deregistreer

*Skrap indien nie van toepassing nie

Date/Datum 31/08/2005 Signature/Handtekening ____________
Director/Manager/Secretary/Direkteur/Bestuurder/Sekretaris

Rubber stamp of company, if any, or of secretaries
Rubberstempel van maatskappy, as daar is, of van sekretarisse

Postal address of company
Posadres van maatskappy PO BOX 49, BASSONIA, 2091

---

Herewith, certificate of change of name dated
Hierby sertifikaat van verandering van naam gedateer ____________

Name of Company
Naam van maatskappy NHLALALA MINING (PTY) LTD

Postal Address
Posadres PO BOX 49, BASSONIA, 2091

Date stamp of companies Registration Office
Datumstempel van registrasiekantoor vir Maatskappye

REGISTRATEUR ... EN VAN BESLOTE ...
2005 -09- 0 6
REGISTRAR OF COMPANIES ... OF CLOSE CORPORATIONS

Form/Vorm CM9

Republic of South Africa
Companies Act, 1973, Section 44(1)(b)

Republiek van Suid-Afrika
Maatskappywet, 1973, Artikel 44(1)(b)

Registration No. of company/
Registrasienommer van maatskappy

2004/024650/07


REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES
2005 -09- 02
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

# Certificate of change of name of company

# Sertifikaat van verandering van naam van maatskappy

This is to certify that/Hierby word gesertifiseer dat

**SPARAX TRADING 11 (PTY) LTD**

has changed its name by SPECIAL RESOLUTION and is now called
sy naam verander het by SPESIALE BESLUIT en nou genoem word

**NHLALALA MINING (PTY) LTD**

and that the new name has this day been entered in the Register of Companies.
en dat die nuwe naam op hierdie dag in die Register van Maatskappye aangeteken is.

Signed and sealed at Pretoria, this/Geteken en geseël te Pretoria op hede die 6th day of/dag van September Two Thousand and / Twee Duisend Five

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE ...
2005 -09- 06
REGISTRAR OF COMPANIES ...

Registrar of Companies/Registrateur van Maatskappye

*Seal of Companies Registration Office*
*Seël van Registrateur van Maatskappye*



REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26



# Special resolution

(Section 200)
(To be lodged in duplicate)

Registration No. Of Company

**2004/024650/07**

Name of company SPARAX TRADING 11(PTY) LTD

Date notice given to members 31/08/2005
Date resolution passed 31/08/2005

Special resolution passed in terms of section ______ of the Act/*paragraph ______ of the memorandum/*article ______ of the articles

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) attached/*not attached.

## CONTENTS OF RESOLUTION

(Use reverse side if necessary)

RESOLVED: (A) THAT THE NAME OF THE COMPANY BE CHANGED TO: NHLALALA MINING (PTY) LTD
(B) THAT THE MAIN OBJECTS AND BUSINESS OF COMPANY BE CHANGED TO: MINING IN ALL ASPECTS

*Rubber stamp of company, if any, or of secretaries*

Date 31/08/2005 Signature ______ Director/Secretary/Manager

Name (in block capitals) BIWEYA, RIRHANDZU OWNER

* Delete whichever not applicable

To be completed by company

Herewith copy of special resolution as registered.

Registration No. of Company

**2004/024650/07**

Special resolution registered this day

Registrar of Companies

2005-09-06

Date stamp of Companies Registration Office

Name of Company NHLALALA MINING (PTY) LTD

Postal address PO BOX 49, BASSONIA, 2061

14721969

Republiek van Suid-Afrika
Maatskappywet 1973
(Artikel 64)

Republic of South Africa
Companies Act 1973
(Section 64)

Vorm/Form CM 1

Registrasien  npany

2004/024650/07

# Sertifikaat van Inlywing

van 'n Maatskappy met 'n aandelekapitaal

# Certificate of Incorporation

of a Company having a share capital

Hierby word gesertifiseer dat/This is to certify that

**SPARAX TRADING 11 (PTY) LTD**

vandag ingelyf is kragtens die Maatskappywet, 1973 (Wet 61 van 1973), en dat die Maatskappy 'n maatskappy is met 'n aandelekapitaal.

was this day incorporated under the Companies Act, 1973 (Act 61 of 1973), and that the Company is a company having a share capital.

Geteken en geseël te Pretoria op hede die/Signed and sealed at Pretoria this 20 dag van / day of August Twee Duisend / Two Thousand Four

CERTIFIED A TRUE COPY OF THE ORIGINAL DOCUMENT
GESERTIFISEER 'N JUISTE AFSKRIF VAN DIE OORSPRONKLIKE DOKUMENT

REGISTRAR OF COMPANIES
REGISTRATEUR VAN MAATSKAPPYE

DATE/DATUM 20/02/09

Registrateur van Maatskappye / Registrar of Companies

*Seël van die Registrasiekantoor vir Maatskappye.*
*Seal of Companies Registration Office.*

Hierdie sertifikaat is nie geldig nie, tensy geseël deur die seël van die Registrasiekantoor vir Maatskappye.
This certificate is not valid unless sealed by the seal of the Companies Registration Office.

REPUBLIEK VAN SUID-AFRIKA
REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET, 1973
COMPANIES ACT, 1973

VORM CM 46
FORM CM 46

# SERTIFIKAAT OM MET BESIGHEID TE BEGIN
# CERTIFICATE TO COMMENCE BUSINESS

(Artikel 172) (Section 172)

SPARAX TRADING 11

2004/024650/07

Ek sertifiseer hierby dat
I hereby certify that SPARAX TRADING 11 (PTY) LTD

wat ingelyf is op die / which was Incorporated on the 20 dag van / day of August Twee Duisend en / Two Thousand and Four

voldoen het aan die vereistes van artikel 172 van die Wet, en met ingang van vandag geregtig is om met besigheid te begin.
has complied with the requirements of Section 172 of the Act and is with effect from this day entitled to commence business.

Geteken en geseël te PRETORIA op hede die / Signed and sealed at PRETORIA this 20 dag van / day of August Twee Duisend en / Two Thousand and Four

CERTIFIED A TRUE COPY OF THE ORIGINAL DOCUMENT
GESERTIFISEER 'N JUISTE AFSKRIF VAN DIE OORSPRONKLIKE DOKUMENT

REGISTRAR OF COMPANIES
REGISTRATEUR VAN MAATSKAPPYE

DATE/DATUM 29/02/07

Seël van Registrasiekantoor vir Maatskappye
Seal of Companies Registration Office

Registrateur van Maatskappye
Registrar of Companies

Feb END ON EACH YEAR

Hierdie sertifikaat is nie geldig nie, tensy geseël deur die Seël van die Registrasiekantoor vir Maatskappye
This certificate is not valid unless sealed by the Seal of the Companies Registration Office

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 47

# Statement by each director regarding adequacy of capital of company

R

SPARAX TRADING 11

2004/024650/07

Name of company SPARAX TRADING 11 (PTY) LTD

Date of registration DATE OF INCORPORATION

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2004 -08- 27
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

I, STEPHANUS ANDRIES GOUWS

of 83 ALCOCK STREET, COLBYN, 0083

declare that:

1\. I have consented to be and I am a director of the above-mentioned company.

*2\. The capital of the company is adequate for the purposes of the company and its business.

~~*3. The capital of the company is inadequate for the purposes of the company and its business for the following reasons:~~

ADEQUATE

*4\. Having regard to my statement in paragraph 3, the company is to be financed in the following manner and from the following sources:

N/A

Signed at PRETORIA this 20TH day of AUGUST Two thousand and FOUR

in the presence of the witness whose signature appears below.

GOUWS
Director

Witness:

Signature

Full names [redacted]

Occupation [redacted]

Residential address [redacted]

Business address [redacted]

Postal address [redacted]

*Delete whichever is not applicable.

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT, 1973

Form CM 2

# Memorandum of association

**of a company having a share capital**

[Section 54(1); regulation 17 (1) and 17 (2)]



2004/024650/07

Paste revenue receipt here or affix revenue stamps here or impress revenue franking machine impression here

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2004 -08- 27
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

CERTIFIED A TRUE COPY OF THE ORIGINAL DOCUMENT
GEWAARMERK 'N JUISTE AFSKRIF VAN DIE OORSPRONKLIKE DOKUMENT
REGISTRAR OF COMPANIES
REGISTRATEUR VAN MAATSKAPPYE
DATE/DATUM 20/02/07

**1. NAME**

(a) The name of the Company is SPARAX TRADING 11 (PTY) LTD

(b) The name of the Company in the other official language of the Republic is N/A

(c) The shortened form of the name of the Company is N/A

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT, 1973

Form CM 2A

**2. Purpose describing the main business**

The main business which the Company is to carry on:

TRADING IN ALL ASPECTS AND ALL RELATED ACTIVITIES

**3. Main object**

The main object of the Company is:

To TRADING IN ALL ASPECTS AND ALL RELATED ACTIVITIES

**4. Ancillary objects excluded.**

The specific ancillary objects, if any, referred to in section 33 (1) of the Act, which are excluded from the unlimited ancillary objects of the Company NO ANCILLARY OBJECTS ARE EXCLUDED

**5. Powers**

(a) The specific powers or part of any powers of the Company, if any, which are excluded from the plenary powers or the powers set out in Schedule 2 to the Act NO POWERS ARE EXCLUDED

(b) The specific powers or part of any specific powers of the Company set out in Schedule 2 to the Act, if any, which are qualified under section 34 of the Act NO POWERS ARE QUALIFIED

**6. Conditions**

Any special conditions which apply to the Company and the requirements, if any, additional to those prescribed in the Act for their alteration NO SPECIAL CONDITIONS APPLY

**7. Pre-incorporation contracts (if any)**

NONE

**8. Capital**

*(a) Par value:* The share capital of the Company is ONE THOUSAND rand, divided into:

*(i)* 1000 ordinary par value shares of ONE rand/cents each;

*(ii)* NIL preference par value shares of NIL rand/cents each; and

*(iii)* NIL redeemable preference par value shares of NIL rand/cents each.

*(b) No par value:*

*(i)* the number of no par value ordinary shares is NIL;

*(ii)* the number of no par value preference shares is NIL ; and

*(iii)* the number of redeemable no par value preference shares is NIL

Form CM 2D

*(b) Where one person signs the memorandum*

I, STEPHANUS ANDRIES GOUWS (full names)

whose occupation is BUSINESSPERSON (occupation)

residing at 83 ALCOCK STREET, COLBYN, 0083 (residential address)

having a business address at 83 ALCOCK STREET, COLBYN, 0083 (business address)

and the following postal address PO BOX 14305, HATFIELD, 0028 (postal address)

am desirous of forming a company in pursuance of this memorandum of association and agree to take up the number of shares in the capital of the Company, set opposite my signature below.
I also agree to pay for the par value of the shares of the Company as determined by this memorandum and to pay for the number of no par value shares of the Company, that amount determined by the Company when the shares are issued to me.

2004-08-20 20/8/2004

*Date and signature of subscriber*

*Number, in words, and type of shares taken.*

ONE HUNDRED

ORDINARY SHARES

2004-08-20 20/8/2004

*Date and signature of witness*

*Particulars of witness*

Full names

[redacted]

Occupation

[redacted]

Residential address

[redacted]

Business address

[redacted]

Postal address

[redacted]

## TABLE B

ARTICLES FOR A PRIVATE COMPANY HAVING A SHARE CAPITAL
NOT ADOPTING SCHEDULE 1



NAME OF COMPANY

SPARAX TRADING 11 (PTY) LTD

REGISTRATION NUMBER

2004/024650/07

### INTERPRETATION

1. In these articles, unless the context otherwise indicates -

   a) "the Act" means the Companies Act, 1973; and

   b) "foreign committee" means a committee appointed under article 65 of these articles.

## RESTRICTIONS

2. The directors shall have regard to the restrictions on the commencement of business imposed by section 172 of the Act.

3. The Company is a private Company and accordingly -

   a) The right to transfer its shares is restricted;

   b) The number of members of the Company (exclusive of persons who are in the employment of the Company and the persons who having been formerly in the employment of the Company were, while in such employment, and have continued since the determination of such employment, to be members of the Company) is limited to fifty;

   c) Any invitation to the public to subscribe for any shares or debentures of the Company is prohibited; and

   d) The company shall not have the power to issue share warrants to bearer.

4. Where two or more persons hold one or more shares of the company jointly they shall for the purposes of article 3 be treated as a single member.

## SHARES AND CERTIFICATES OF SHARES

5. Subject to the provisions, if any, of the memorandum, and without prejudice to any special rights previously conferred on the holders of existing shares, any shares may be issued with such preferred, deferred or other special rights, or subject to such restrictions (whether in regard to dividend, voting, return of share capital or otherwise) as the company may from time to time determine, and the company may determine that any preference shares shall be issued on the condition that they are, or are at the option of the company, liable to be redeemed.

6. Every person whose name is entered as a member in the register of members shall be entitled to one certificate for all shares registered in his name, or to several certificates, each for a part of such shares. Every share certificate shall specify the number of shares in respect of which it is issued. Every original member shall be entitled to one share certificate free of charge but for every subsequent certificate the directors may make such charge as from time to time they may think fit. Provided that if a share certificate is defaced, lost or destroyed, it may be renewed on payment of such fee, if any, not exceeding twenty-five cents, and on such terms, if any, as to evidence and indemnity as the directors may think fit.

7. Share certificates shall be issued under the authority of the directors, or the foreign committee when authorised thereto by resolution of the directors, in such manner and form, as the directors shall from time to time prescribe. If any shares are numbered all such shares shall be numbered in numerical progression beginning with the number one, and each share shall be distinguished by its appropriate number; and if any shares are not numbered, each share certificate in respect of such shares shall be numbered in numerical progression and each share certificate distinguished by its appropriate number and by such endorsement as may be required under section 95(2) of the Act.

8. A certificate for shares registered in the names of two or more persons shall be delivered to the person first named in the register as holder thereof, and delivery of a certificate for a share to that person shall be a sufficient delivery to all joint holders of that share.

## VARIATION OF RIGHTS

9. If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of the shares of the class, and the provisions of section 199 of the Act shall mutatis mutandis apply to the said resolution and meeting as if the resolution were a special resolution. To every such separate general meeting the provisions of these articles relating to general meetings shall mutatis mutandis apply but so that the necessary quorum, unless the company has only one member, shall be two persons holding or represented by proxy at least one-third of all the issued shares of the class.

## REGISTER OF MEMBERS

10. a) The company shall maintain at its registered office a register of members of the company as provided in section 105 of the Act. The register of members shall be open to inspection, as provided in section 113 of the Act.

b) The Company may maintain a branch register under section 110 of the Act and the provisions of paragraph (a) shall mutatis mutandis apply to such register.

**TRANSFER AND TRANSMISSION OF SHARES**

11. The directors shall have power to refuse to register the transfer of any shares without giving reasons therefor.

12. The instrument of transfer of any share of the company, not being a security in terms of section 134 of the Act, shall be executed by the transferor and the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect thereof.

13. Subject to such of the restrictions as may be applicable, any member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the directors may approve.

14. The directors may decline to recognise any instrument of transfer unless -

a) a sum not exceeding twenty-five cents is paid to the company in respect thereof;

b) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the directors may reasonably require to show the right of the transfer or to make the transfer; and

c) the share transfer duty thereon has bee paid.

15. Every instrument to transfer shall be left at a transfer office of the company at which it is presented for registration, accompanied by a certificate of the shares to be transferred. Every power of attorney given by a shareholder authorising the transfer of shares, shall, when lodged, produce or exhibited to the company or any of its proper officers, be deemed as between the company and the donor of the power to continue and remain in full force and effect, and the company may allow that power to be acted upon until such time as express notice in writing of its revocation has been lodged at such of the company's transfer offices as the power was lodged, produced, or exhibited as aforesaid. The company shall not be bound to allow the exercise of any act or matter by an agent for a shareholder unless a duly certified copy of that agent's authority by produced and lodged with the company.

16. The executor of the estate of a deceased sole holder of a share shall be the only person recognised by the company as having any title to the share. In the case of a share registered in the names of two or more holders, the survivors or survivor, or the executor of the deceased survivor shall be the only person recognised by the company as having any title to the share.

17. Any person becoming entitled to a share in consequence of the death or insolvency of a member shall, upon such evidence being produced as may from time to time be required by the directors, have the right, either to be registered as a member in respect of the share or instead of being registered himself, to make such transfer of the share as the deceased or insolvent could have made, but the directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the deceased or insolvent before the death or insolvency.

18. The parent or guardian of a minor and the curator bonis of a lunatic member and any person becoming entitled to shares in consequence of the death or insolvency of any member or the marriage of any female member or by any lawful means other than by transfer in accordance with these articles, may upon producing such evidence as sustains the character in which he proposes to act under this article, or of his title as the directors think sufficient, transfer those shares to himself or any other person subject to the articles as to transfer herein before contained.

This article is hereinafter referred to as the "transmission clause".

19. A person becoming entitled to a share by reason of the death or insolvency of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the company.

20. Any person who submits proof of his appointment as the executor, administrator, trustee, curator or guardian of the

estate of a deceased member of the company, or of a member whose estate has been sequestrated or of a member who is otherwise under a disability or as the liquidator of any body corporate which is a member of the company, shall be entered in the register of members of the company nominee office, and shall thereafter, for all purposes, be deemed to be a member of the company.

20. If a member of the company desires to sell all or any of his shares of the company he shall give notice, in writing, of his intention to sell, to the directors of the company, and state the price he requires for the shares.

22. The directors shall within one month of the date of receipt of the notice referred to in article 21 advise every other member of the company of the contents thereof and each such member shall be entitled to acquire the shares so offered within one month after the date of the receipt of such advise: Provided that if more than one member makes an offer for all of the shares so offered, the shares shall be sold to each such member in equal proportions, and where fractional proportions of shares remain, such members shall become joint holders of such fractional proportions of the shares.

23. If the members of the company are unable to agree upon the selling price of the shares, the auditor of the company may be requested to determine the true and fair value thereof and the members shall accept that value as the selling price of the shares.

24. If none of the members of the company offers to purchase the shares within the time referred to in article 22, or if members of the company offer to purchase a part of the shares so offered, the member who is offering the shares for sale may offer the shares or the remaining portion of the shares which have not been purchased by members of the company, for sale to any other person and, notwithstanding the provisions of article 11, the directors shall approve the registration of the shares in the name of that person unless they have good reason to refuse such registration.

## CONVERSION OF SHARES INTO STOCK

25. The company may by special resolution convert all or any of its paid-up shares into stock, and reconvert such stock into any number of paid-up shares.

26. The holders of stock may transfer the same, or any part thereof, in the same manner, and subject to the same articles as the shares from which the stock arose might prior to conversion have been transferred, or as near thereto as circumstances permit, but the directors may from time to time fix the minimum amount of stock transferable, and restrict or forbid the transfer of fractions of such minimum, but the minimum shall not exceed the nominal amount, in the case of shares of par value or the issue prior in the case of shares of no par value, of the shares from which the
stock arose.

27. The holders of stock shall, according to the amount of the stock held by them, have the same right, privileges, and advantages as regards dividends, voting at meetings of the company and other matters as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the company) shall be conferred by any such aliquot part of stock as would not, if existing in shares have conferred that privilege or advantage.

28. Such of the articles of the company as are applicable to shares shall apply to stock, and the word "share" and "shareholder" therein shall include "stock" and "stock-holder".

## ALTERATION OF CAPITAL

29. a) The company may from time to time by special resolution increase the share capital by such sum divided into shares of such amount, or may increase the number of its shares of no par value to such number, as the resolution shall prescribe.

b) The company may increase its share capital constituted by shares of no par value by transferring reserves or profits to the stated capital, with or without a distribution of shares.

c) New shares shall be subject to the same provisions as to transfer, transmission and otherwise as the shares in the original capital.

30. The company may, by special resolution -

a) Consolidate and divide all or any of its share capital into shares of larger amounts than its existing shares or consolidate and reduce the number of the issued shares of no par value;

b) Increase the number of its issued no par value shares without an increase of its stated capital;

c) Sub-divide its existing shares or any of them into shares of smaller amount than is fixed by its memorandum;

d) Convert all of its ordinary or preference share capital consisting of shares having a par value into stated capital constituted by shares of no par value;

e) Convert its stated capital constituted either by ordinary or preference shares of no par value into share capital consisting of shares having a par value;

f) Cancel any shares which at the date of the passing of the resolution, have not been taken by any person, or which no person has agreed to take;

g) Reduce its share capital, stated capital, any capital redemption fund or any share premium account in any manner and with, and subject to, any incident authorised, and consent required, by law;

h) Subject to the provisions of sections 99 of the Act, convert its issued preference shares into shares, which can be redeemed;

i) Convert any of its shares, whether issued or not, into shares of another class.

## GENERAL MEETINGS

31. The company shall hold its first annual general meeting within eighteen months after the date of its incorporation and shall thereafter in each year hold an annual general meeting: Provided that not more than fifteen months shall elapse between the date of one annual general meeting and that of the next and that an annual general meeting shall be held within six months after the expiration of the financial year of the company.

32. Other general meetings of the company may be held at any time.

33. Annual general meetings and other general meetings shall be held at such time and place as the directors shall appoint or such time and place as it determined if the meetings are convened under section 179 (4), 181, 182 or 183 of the Act.

## NOTICE OF GENERAL MEETINGS

34. An annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than twenty-one clear days notice in writing and any other general meeting shall be called by not less than fourteen clear days notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, and the hour of the meeting and shall be given in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the company in a general meeting, to such persons as are, under these articles, entitled to receive such notices from the company: Provided that a meeting of the company shall, notwithstanding the fact that it is called by shorter notice than that specified in this article, be deemed to have been duly called if it is so agreed by a majority in number of the members having a right to attend and vote at the meeting, being a majority holding not less than ninety-five per cent of the total voting rights of all the members.

## PROCEEDINGS OF GENERAL MEETINGS

35. The annual general meeting shall deal with and dispose of all matters prescribed by the Act, including the sanctioning of a dividend, the consideration of the annual financial statements, the election of directors and the appointment of an auditor, and may deal with, any other business laid before it. All business laid before any other general meeting shall be considered special business

36. No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Save as herein otherwise provided, two members present in person or by proxy,

or if the company has one member, such member present in person or by proxy, or, if the company is a wholly owned subsidiary, the nominee of the holding company in person shall be a quorum.

37. If within half an hour after the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to a day not earlier than seven days and not later than twenty-one days after the date of the meeting, and if at such adjourned meeting a quorum is not present within half an hour after the time appointed for the meeting the members present in person or by proxy shall be a quorum.

38. Where a meeting has been adjourned as aforesaid, the company shall, upon a date not later than three days after the adjournment send a written notice by registered mail to each member of the company stating -

a) The date, time and place to which the meeting has been adjourned;

b) The matter before the meeting when it was adjourned; and

c) The ground for the adjournment.

39. The chairman, if any, of the board of directors shall preside as chairman at every general meeting of the company.

40. If there is no such chairman, or if at any meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the members present shall elect one of their numbers to be chairman.

41. The chairman may, with the consent of any meeting at which a quorum is present (and shall, if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting at which the adjournment took place. When a meeting is adjourned the provisions of articles 37 and 38 shall mutatis mutandis apply to such adjournment.

42. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or members referred to in section 198 (1) (b) of the Act, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or negatived and an entry to that effect in the book containing the minutes of the proceedings of the company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution. The demand for a poll may be withdrawn.

43. If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be the resolution of the meeting at which the poll was demanded. Scrutineers shall be elected to determine the result of the poll.

44. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, shall be entitled to a second or casting vote.

45. A poll demanded on the election of a chairman or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs. The demand for a poll shall not prevent the continuation of a meeting for the transaction of any business other than the question upon which the poll has been demanded.

## INSPECTION OF MINUTES

46. The minutes kept of every general meeting and annual general meeting of the company under section 204 of the Act may be inspected and copied as provided in section 113 of the Act.

## VOTES OF MEMBERS

47. Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every member present in person and if a member is a body corporate, its representative, shall have one vote and on a poll every member present in person or by proxy shall be entitled to exercise the voting rights determined by section 195 of the Act.

48. In the case of joint holders the vote of the person whose name appears first in the register of members and who

tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

49. The parent or guardian of a minor, and the curator bonis of a lunatic member, and also any person entitled under the transmission clause to transfer any shares, may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of those shares; Provided that forty-eight hours at least before the time of holding the meeting at which he proposes to vote shall satisfy the directors that he is such parent, guardian or curator or that he is entitled under the transmission clause to transfer those shares, or that the directors have previously admitted his right to vote in respect of those shares. Co-executors of a deceased member in whose name shares stand in the register shall, for the purposes of this article, be deemed to be joint holders of those shares.

50. On a poll, votes may be given either personally or by proxy.

**PROXIES**

51. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his agent duly authorised in writing, or, if the appointer is a body corporate, under the hand of an office or agent authorised by the body corporate. A proxy need not be a member of the company. The holder of a general or special power of attorney whether he is himself a member or not, given by a shareholder shall be entitled to attend meetings and to vote, if duly authorised under that power to attend and take part in the meetings.

52. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority shall be deposited at the registered office of the company not less than forty-eight hours before the time for holding the meeting at which the person named in the instrument proposes to vote, and in default of complying herewith the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of six months from the date when it was signed, unless so specifically stated in the proxy itself, and no proxy shall be used at an adjourned meeting, which could not have been used at the original meeting.

53. The instrument appointing a proxy shall be in the following form or as near thereto as circumstances permit:

* .................................................... Limited

I ______________ of ______________ being a member of the limited, hereby appoint

of ...... or failing him

of ...... or failing him

of ...... or failing him

of

as my proxy to vote for me and on my behalf at the annual general meeting (as the case may be) of the company to be held on the ........... day of ...................... and at any adjournment thereof as follows:

| | Abstain | In favour of | Against |
|---|---|---|---|
| Resolution to | | | |
| Resolution to | | | |
| Resolution to | | | |

(Indicate instruction to proxy by way of a cross in space provided above). Unless otherwise instructed, my proxy may vote as he thinks fit.

Signed this.................. day of ................................................................

................................................................

Signature

(Note: A member entitled to attend and vote is entitled to appoint a proxy to attend, speak and on a poll to vote in his stead, and such proxy need not also be a member of the company)

DIRECTORS

54. The number of the directors shall not be less than one and not more than five, and the names of the first directors may be determined in writing by a majority of the subscribers to the memorandum. Until directors are appointed, whether or not the directors have been named by a majority or subscribers of the memorandum, every subscriber of the memorandum shall be deemed for all purposes to be a director of the company.

55. The remuneration of the directors shall from time to time be determined by the company in a general meeting.

56. If any director be called upon to perform extra services or to make any special exertions in going or residing abroad, or otherwise, for any of the purposes of the company, the company may remunerate that director either by a fixed sum or by a percentage of profits or otherwise as may be determined, and such remuneration may be either in addition to or in substitution for, the remuneration determined under article 55.

57. The shareholding qualification of a director shall be the holding of at least one share in the company, and it shall be his duty to comply with the provisions of section 213 of the Act, except where the company is a wholly owned subsidiary when a director shall not be required to hold a share of the company.

ALTERNATE DIRECTORS

58. Each director shall have the power to nominate any person whether a member of the company or not possessing the necessary qualifications of a director, to act as alternate director in his place during his absence or inability to act as such director, provided that the appointment of an alternate director shall be approved by the board, and on such appointment being made, the alternate director shall, in all respects, be subject to the terms, qualifications, and conditions existing with reference to the other directors of the company.

59. The alternate directors, whilst acting in the stead of the directors who appointed them shall exercise and discharge all the powers, duties and functions of the directors they represent. The appointment of an alternate director shall be revoked, and the alternate director shall cease to hold office, whenever the director who appointed him ceases to be a director or gives notice to the secretary of the company that the alternate director representing him has ceased to do so, and in the event of the disqualification or resignation of any alternate director during the absence or inability to act for the director whom he represents, the vacancy so arising shall be filled by the chairman of the directors who shall nominate a person to fill such vacancy, subject to the approval of the board.

POWER AND DUTIES OF DIRECTORS

60. The business of the company shall be managed by the directors who may pay all expenses incurred in promoting and incorporating the company, and may exercise all such powers of the company as are not by the Act, or by these articles, required to be exercised by the company in general meeting, subject to these articles, to the provisions of the Act, and to such regulations, not inconsistent with the aforesaid articles or provisions, as may be prescribed by the company in general meeting; but no regulation prescribed by the company in general meeting shall invalidate any prior act of the directors which would have been valid if such regulation had not been made.

BORROWING POWERS

61. The directors may exercise all the powers of the company to borrow money and to mortgage or bind its undertaking and property or any part thereof, and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the company or of any third party.

MANAGING DIRECTOR

62. The directors may from time to time appoint one or more of their body to the office of managing director or manager for such terms and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another) as they may think fit and may revoke such appointment subject to the terms of any agreement entered into in any particular case. A director so appointed shall not, while holding such office, be

subject to retirement by rotation, or be taken into account in determining the rotation of retirement of directors, but his appointment shall determine if he ceases for any reason to be a director.

63. The directors may from time to time entrust to or confer upon a managing director or manager, for the time being, such of the powers and authorities vested in them as they may think fit, and may confer such powers and authorities for such time and to be exercised for such objects and purposes and upon such terms and conditions and such restrictions as they may think expedient, and they may confer such powers and authorities either collaterally or to the exclusion of, or in substitution for, all or any of the powers and authorities of the directors and may from time to time revoke or vary all or any such powers and authorities.

**MINUTES AND MINUTE BOOKS**

64. The directors shall, in terms of section 204 of the Act, cause minutes to be kept -

(a) Of all appointments of officers;

(b) Of names of directors present at every meeting of the company and of the directors; and

(c) Of all proceedings at all meetings of the company and of the directors

Such minutes shall be signed by the chairman of the meeting at which the proceedings took place or by the chairman of the next meeting.

**FOREIGN COMMITTEES**

65. The director may from time to time appoint persons resident in a foreign country to be a foreign committee for the company in that country with such powers and duties as the directors may from time to time determine. The directors may from time to time establish branch registers of members and transfer offices in foreign countries, close them at any time and may appoint and remove agents for any purposes in any foreign country.

**DISQUALIFICATION OF DIRECTORS**

66. The office of directors shall be vacated if the director -

(a) Ceases to be a director or becomes prohibited from being a director by virtue of any provision of the Act; or

(b) Without the consent of the company in general meeting holds any other office or profit under the company except that of managing director or manager; or

(c) Resigns his office by notice in writing to the company and the Registrar; or

(d) For more than six months is absent without permission of the directors from meetings of directors held during that period; or

(e) Is directly or indirectly interested in any contract or proposed contract with the company and fails to declare his interest and the nature thereof in the manner required by the Act.

**ROTATION OF DIRECTORS**

67. The company in general meeting may from time to time determine the number of directors, their terms of office and the manner of their retirement. An annual general meeting or other general meeting of the company may fill any vacancy and a retiring director shall be eligible for re-election.

68. If at any meeting at which an election of directors ought to take place the offices of the retiring directors are not filled, unless it is expressly resolved not to fill such vacancies, the meeting shall stand adjourned and the provision of articles 37 and 38 shall apply mutatis mutandis to such adjournment, and if at such adjourned meeting the vacancies are not filled, the retiring directors of such of them as have not had their offices filled shall be deemed to have been re-elected at such adjourned meeting unless a resolution for re-election of any such director shall have been put to the meeting and negatived.

69. The company may from time to time in general meeting increase or reduce the number of directors, and may also determine in what rotation such increased or reduced number is to retire from office.

70. Unless the shareholders otherwise determine in a general meeting any casual vacancy occurring on the board of directors may be filled by the directors, but the director so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose stead he is appointed was last elected a director.

71. The directors shall have power at any time, from time to time, to appoint a person as an additional director but so that the total number of directors shall not at any time exceed the number fixed according to these articles, and such director shall retire from office at the next annual general meeting and shall then be eligible for re-election, but shall not be taken into account in determining which directors are to retire by rotation at such meeting.

72. No appointment of a director, except that of a retiring director re-elected at an annual general or a general meeting of the company, shall take effect until the consent of such director to act as a director of the company, referred to in section 211 of the Act, has been lodged with and receipt thereof has been acknowledged by the Registrar.

PROCEEDINGS OF DIRECTORS

73. The directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of equality of votes, the chairman shall not have a second or casting vote, unless otherwise determined by the company in a general meeting.

74. Subject to the provisions of section 234 to 241 inclusive of the Act, a director shall not vote in respect of any contract or proposed contract with the company in which he is interested, or any matter arising therefrom, although he shall be counted for the purpose of quorum, and if he does so vote, his vote shall not be counted: Provided that this article shall not apply where the company has only one director.

75. The quorum necessary for the transaction of the business of the directors, unless there is only one director, may be fixed by the directors, and unless so fixed shall, when the number of directors exceeds three, be three and when the number of directors does not exceed three, shall be two.

76. Subject to the provisions of the Act, a resolution in writing, signed by all the directors, shall be as valid and effectual as if it had been passed at a meeting of the directors duly convened and held.

77. The continuing directors may act notwithstanding any vacancy on their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these articles as the necessary quorum of directors, the continuing directors may act for the purpose of increasing the number of directors to that number, or of convening a general meeting of the company, but for no other purpose.

78. The directors may elect a chairman of their meetings and determine the period for which he is to hold office, but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the directors present may elect one of their number to be chairman of the meeting.

79. The directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any rules that may be imposed on it by the directors.

80. A committee may elect a chairman of its meetings, if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may elect one of their number to be chairman of the meeting.

81. A committee may meet and adjourn as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the event of any equality of votes the chairman shall have a second or casting vote.

82. All acts done by any meeting of the directors or a committee of directors or by any person acting as a director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such directors or person acting as aforesaid or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and were qualified to be a director.

DIVIDENDS AND RESERVE

83. The company in an annual general meeting may declare dividends by no dividend shall exceed the amount recommended by the directors.

84. The directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the company.

85. No dividend shall be paid otherwise than out of profits or bare interest against the company.

86. The directors may, before recommending any dividend, set aside out of the profits of the company such sums as they think fit as a reserve or reserves, which shall, at the discretion of the directors, be applicable for any purpose to which the profits of the company may be properly applied and, pending such application may, at the like discretion, either be employed in the business of the company or be invested in such investments (other than shares of the company) as the directors may from time to time think fit. The directors may also without placing the same to reserve carry forward any profits, which they may think prudent not to divide.

87. Notice of any dividend that may have been declared shall be given in the manner hereinafter provided to the persons entitled to share therein.

88. Every dividend or other moneys payable in cash in respect of shares may be paid by cheque, warrant, coupon or otherwise as the directors may from time to time determine, and shall, if paid otherwise than by coupon, whether sent by post to the registered address of the member entitled thereto or given to him personally, and the receipt or endorsement on the cheque or warrant of the person whose name appears in the register as the shareholder, or his duly authorised agent, or the surrender of any coupon shall be a good discharge to the company in respect thereof. Any one or two or more joint holders may give effectual receipts for any dividends or other moneys payable in respect of shares held by them as joint holder.

89. The company shall not be responsible for the loss in transmission of any cheque, warrant, coupon or other document sent through the post to the registered address of any member, whether or not it was so sent at his request.

## ACCOUNTING RECORDS

90. The directors shall cause such accounting records as are prescribed by section 284 of the Act to be kept. Proper accounting records shall be deemed to be kept if there are not kept such accounting records as are necessary fairly to present the state of affairs and business of the company and to explain the transactions and financial position of the trade or business of the company.

91. The accounting records shall be kept at the registered office of the company or at such other place as the directors think fit, and shall always be open to inspection by the directors.

92. The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounting records of the company or any of them shall be open to inspection by members not being directors, and no member (not being a director) shall have any right of inspecting any accounting records or document of the company except as conferred by the Act or authorised by the directors or by the company in general meeting.

## ANNUAL FINANCIAL STATEMENTS

93. The directors shall from time to time, in accordance with sections 286 and 288 of the Act, cause to be prepared and laid before the company in general meeting such annual financial statements, group annual financial statements and group reports (if any) as are referred to in those sections.

94. A copy of any annual financial statements, group annual financial statements and group reports which are laid before the company in annual general meeting, shall not less than twenty-one days before the date of the meeting be sent to every member or, and every holder of debentures of the company, and if the company is a controlled company, also to the Registrar: Provided that this article shall not require a copy of those documents to be sent to any person of whose address the company is not aware or to more than one of the joint holders of any shares or debentures.

## AUDIT

95. An auditor shall be appointed in accordance with Chapter X of the Act.

## NOTICES

96. A notice may be given by the company to any member either by advertisement or personally, or by sending it by post in a prepaid letter addressed to such member at his registered address or (if he has no registered address in the Republic) at the address (if any) within the Republic supplied by him to the company for the giving of notices to him.

97. Whenever a notice is to be given personally or sent by post, the notice may be given by the company to the joint holders of a share by giving the notice to the joint holder named first in the register in respect of the share.

98. Whenever a notice is to be given personally or sent by post, the notice may be given by the company to the persons entitled to a share in consequence of the death or insolvency of a member, or by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased, or trustees of the insolvent or by any like description, at the address (if any) in the Republic supplied for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or insolvency has not occurred.

99. Notice of every general meeting shall be given in any manner authorized -

(a) To every member of the company except, in the case of notices to be given personally or sent by post, those members who (having no registered address within the Republic) have not supplied to the company an address within the Republic for the giving of notices to them;

(b) To every person entitled to a share in consequence of the death or insolvency of a member who, but for his death or insolvency, would have been entitled to receive notice of the meeting; and

(c) To the auditor for the time being of the company.

No other person shall be entitled to receive notice of general meetings.

100. Any notice by post shall be deemed to have been served at the time when the letter containing the same was posted, and in proving the giving of the notice by post, it shall be sufficient to prove that the letter containing the notice was properly addressed and posted.

101. A notice given to any member shall be binding on all persons claiming on his death or on any transmission of his interest.

102. The signature to any notice given by the company may be written or printed, or partly written and partly printed.

103. When a given number of days' notice or notice extending over any other period is required to be given, the day of service shall not be counted in such number of days or period.

104. If the company has a seal, it shall not be affixed to any instrument except by the authority of a resolution of the directors, and shall be affixed in the manner and subject to such safeguards as the directors may from time to time determine.

## ALTERATION OF ARTICLES

104.bis. It shall be lawful for the members by special resolution to add to, repeal, alter, amend, vary or modify the Memorandum and Articles of Association.

104.ter. The company may by special resolution alter the provisions of its Memorandum of Association with respect to the main object, main business and powers of the company.

## WINDING-UP

105. If the company be wound-up, the assets remaining after payment of the debts and liabilities of the company and the costs of the liquidation shall be applied as follows:

(a) To repay to the members the amounts paid up on the shares respectively held by each of them; and

(b) The balance (if any) shall be distributed among the members in proportion to the number of shares respectively held by each of them:

Provided that the provisions of this article shall be subject to the rights of the holders of the shares, (if any) issued upon special conditions.

106. In a winding-up, any part of the assets of the company, including any shares or securities of other companies may, with the sanction of a special resolution of the company, be paid to the members of the company in specie, or may, with the same sanction, be vested in trustees for the benefit of such members, and the liquidation of the company may be closed and the company dissolved.

**ARBITRATION**

106. In the event of any deadlock arising at any meeting of members or of directors, as the case may be, such deadlock shall not afford a ground for the winding-up of the company, but the matter, question of resolution upon which such deadlock has arisen, shall be deemed to be a dispute between the members or directors, as the case may be, and such dispute shall be submitted to arbitration in terms of the Arbitration Act, 1965 (no 45 of 1965). Any aware made pursuant to such arbitration shall be deemed to resolution of the members or of the directors, as the case may be, and entered as such in the minute books of the company.

Form CM 44C

## SIGNATORIES TO ARTICLES OF ASSOCIATION

| Particulars of subscribers | Date and signature | Particulars of witnesses | Date and signature |
|---|---|---|---|
| Full names: STEPHANUS ANDRIES GOUWS<br>Occupation: BUSINESSPERSON<br>Residential address: 83 ALCOCK STREET, COLBYN, 0083<br>Business address: 83 ALCOCK STREET, COLBYN, 0083<br>Postal address PO BOX 14305, HATFIELD, 0028 | 2004-08-20 | Full names: [redacted]<br>Occupation: [redacted]<br>Residential address: [redacted]<br>Business address: [redacted]<br>Postal address [redacted] | 2004-08-20 |
| Full names:<br>Occupation:<br>Residential address:<br>Business address:<br>Postal address | | Full names:<br>Occupation:<br>Residential address:<br>Business address:<br>Postal address | |
| Full names:<br>Occupation:<br>Residential address:<br>Business address:<br>Postal address | | Full names:<br>Occupation:<br>Residential address:<br>Business address:<br>Postal address | |

14.5.2009

Vorm/Form CM 1

Republiek van Suid-Afrika
Maatskappywet 1973
(Artikel 64)

Republic of South Africa
Companies Act 1973
(Section 64)

Registrasienommer van Maatskappy/Registra 2004/010771/07

# Sertifikaat van Inlywing

## van 'n Maatskappy met 'n aandelekapitaal

# Certificate of Incorporation

## of a Company having a share capital

**Hierby word gesertifiseer dat/This is to certify that**

**ZAMORI 126 (PTY) LTD**

vandag ingelyf is kragtens die Maatskappywet, 1973 (Wet 61 van 1973), en dat die Maatskappy 'n maatskappy is met 'n aandelekapitaal.

was this day incorporated under the Companies Act, 1973 (Act 61 of 1973), and that the Company is a company having a share capital.

Geteken en geseël te Pretoria op hede/Signed and sealed at Pretoria this 23

dag van/day of APRIL /Two Thousand and Four

Registrateur van Maatskappye/Registrar of Companies

Seël van die Registrasiekantoor vir Maatskappye
Seal of Companies Registration Office
Hierdie sertifikaat is nie geldig nie, tensy geseël deur die seël van die Registrasiekantoor vir Maatskappye.
This certificate is not valid unless sealed by the seal of the Companies Registration Office.

**CM5**


COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Date 31/08/2004

Our Reference 14694186
Box 64714
Sequence 40

ZODWA MANONGA
To be collected ZM6611



**RE: Application for Name Reservation**
We have received a CM5 from you dated 18/08/2004
The names proposed on the form were compared to our database and the results of the comparison are listed below

1 MANOKA MINING — Comparative Name Exists
   The following conflicts were identified
   - MANOKA BUILDING CONTRACTORS
   - MANOKA HOMES
   - MANOKA PROJECTS
2 MANOKA AND ASSOCIATES MINING — Comparative Name Exists
   The following conflicts were identified
   - MANOKA AND ASSOCIATES
   - MANOKA BUILDING CONTRACTORS
   - MANOKA PROJECTS
3 MANOKA AND PARTNERS MINING — Comparative Name Exists
   The following conflicts were identified
   - MANOKA AND ASSOCIATES
   - MANOKA BUILDING CONTRACTORS
   - MANOKA PROJECTS

**The name 'MANOKA MINING' was approved and reserved from 31/08/2004 until 30/10/2004.**

A lodging fee of R50 00 is payable in respect of each lodgement of a form CM5 due to the implementation of the Corporate Laws Amendment Act 39 of 2002 from the beginning of December 2003
This will entail that agents will be debited for every CM5 that is lodged
These measures until the Close Corporations Act has been amended commensurately, do not apply to close corporations and the system that had been in place until now merely continues

**Note.**
If a proposed name is indicated as 'Clear' in the results of the name searches above and such name is not approved it simply indicates that no comparative names were cited against such name but that the name was nevertheless disallowed for other reasons falling within the ambit of the discretion of the Registrar
This letter should accompany the registration documents of your company or close corporation
If no name was approved and space in paragraph A of the reservation form is still available for further proposed names the same reservation form may be re-submitted with new proposed names
Alternatively a new set of unstamped reservation forms with new proposed names may be annexed and submitted with the original stamped reservation form
If the reservation period of two months has been exceeded the reservation procedure should be repeated by lodging a fresh, stamped reservation form
Please note the internet address of this Office mentioned above The application results for names are noted on the Web Site of this Office and are available the moment applications are decided upon
Searches on this Site will obviate telephonic or personal enquiries from this Office

Yours truly

**Registrar of Companies**
PNE PDS





Form/Vorm CM9

Republic of South Africa
Companies Act, 1973, Section 44(1)(b)

Republiek van Suid-Afrika
Maatskappywet, 1973, Artikel 44(1)(b)

Registration No. of company/
Registrasienommer van maatskappy

2004/010771/07

| Client Ref | ZM661 |
|---|---|
| Client Reference | R30 |

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2004 -09- 28
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

# Certificate of change of name of company

# Sertifikaat van verandering van naam van maatskappy

This is to certify that/Hierby word gesertifiseer dat

ZAMORI 136 (PTY) LTD

has changed its name by SPECIAL RESOLUTION and is now called
sy naam verander het by SPESIALE BESLUIT en nou genoem word

MANOKA MINING (PTY) LTD.

and that the new name has this day been entered in the Register of Companies
en dat die nuwe naam op hierdie dag in die Register van Maatskappye aangeteken is

Signed and sealed at Pretoria, this/Geteken en geseël te Pretoria op hede die 29 day of/dag van 09 Two Thousand and / Twee Duisend 2004

Registrar of Companies/Registrateur van Maatskappye

Seal of Companies Registration Office
Seël van Registrateur van Maatskappye

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2004 -09- 29
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

ClientRef. ZM6611

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

1M8 06711 Form CM 26

# Special resolution

(Section 200)
(To be lodged in duplicate)

R80

Registration No. Of Company: 2004/010771/07

Name of company: ZAMORI 126 (PTY) LTD.

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2004 -09- 28
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Date notice given to members: ____________

Date resolution passed: 28/09/2004

Special resolution passed in terms of section ______ of the Act*/paragraph ______ of the memorandum/*article ______ of the articles

Copy of notice convening meeting attached
Consent to waive period of notice of meeting (CM 25) attached*/not attached

CONTENTS OF RESOLUTION
(Use reverse side if necessary)

RESOLVED THE NAME OF COMPANY ZAMORI 126 (PTY) LTD IS CHANGED TO MANOKA MINING (PTY) LTD.
Change main business and object to mining

Rubber stamp of company / Name of secretary

Date: 28/09/2004

Signature: [signature] Director/Secretary/Manager

Name in block capitals: T.Z. MAHONGA & N.S. MAHONGA

* Delete whichever not applicable

To be completed by company

Herewith copy of special resolution as registered

Registration No. of Company: 2004/010771/07

Name of Company: MANOKA MINING (PTY) LTD

Postal address:
P.O. BOX 60973
KARENPARK
0118

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Special resolution registered this day
2004 -10- 28
Registrar of Companies
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
Date stamp of Registrar

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT

Form CM 47

# Statement by each director regarding adequacy of capital of company

[Section 172 (3)]

Regis

2004/010771/07



Name of company ZAMORI 126 (PTY) LTD

Date of registration 2004-04-23

I, CHRISTIAN GOUWS of 329 ANCHELLA STREET, FAERIE GLEN, 0043

Declare that:

1 I have consented to be and I am a director of the above-mentioned company.

*2 The capital of the company is adequate for the purposes of the company and its business.

~~*3 The capital of the company is inadequate for the purposes of the company and its business for the following reasons:~~

*4 Having regard to my statement in paragraph 3, the company is to be financed in the following manner and from the following sources:

Signed at PRETORIA this 21st day of April Two Thousand and Four

in the presence of the witness whose signature appears below.

Director

Witness

Signature

Full names

Occupation

Residential address

Business address

Postal address

*Delete whichever is not applicable.

REPUBLIEK VAN SUID AFRIKA
REPUBLIC OF SOUTH AFRICA

VORM CM46
FORM CM46

MAATSKAPPYWET, 1973
COMPANIES ACT, 1973

# SERTIFIKAAT OM MET BESIGHEID TE BEGIN
# CERTIFICATE TO COMMENCE BUSINESS

(Artikel 172) (Section 172)

Registrasienommer
Registration No.

2004/010771/07

Ek sertifiseer hierby dat
*I hereby certify that* ZAMORI 126 (PTY) LTD

wat ingelyf is op die
which was incorporated on the 23

dag van
day of APRIL Two Thousand and Four

voldoen het aan die vereistes van Artikel 172 van die Wet, en met ingang van vandag geregtig is om met besigheid te begin.
has complied with the requirements of Section 172 of the Act and is with effect from this dat entitled to commence business.

Geteken en geseel te PRETORIA op hede die
Signed and sealed at PRETORIA this 23

dag van
day of APRIL Two Thousand and Four

Seel van die Registrasiekantoor vir Maatskappye
Seal of Companies Registration Office

Registrateur van Maatskappye
Registrar of Companies

Hierdie sertifikaat is nie geldig nie, tensy geseel deur die Seel van die Registrasiekantoor vir Maatskappye
This certificate is not valid unless sealed by the Seal of the Companies Registration Office

BOEKJAAR EINDIG ELKE JAAR
OP / ENDS ON FEBRUARY
EACH YEAR FINANCIAL YEAR

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

# Memorandum of association

## of a company having a share capital

[Section 54(1); reg

Registratic 2004/010771/07

Paste revenue receipt here or affix revenue stamps here or impress revenue franking machine impression here.


REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES
-04- 22
REGISTRAR OF COMPANIES

1. Name

(a) The name of the company is

ZAMORI 126 (PTY) LTD

(b) The name of the company in the other official language is

N/A

(c) The shortened form of the name of the Company is

N/A

REPUBLIC OF SOUTH AFRICA

Form CM 2A

2. Purpose describing the main business

"GENERAL TRADING IN ALL ASPECTS"

3. Main object
The main object of the Company is:

"GENERAL TRADING IN ALL ASPECTS"

4. Ancillary objects excluded
The specific ancillary objects, if any, referred to in section 33(1) of the Act, which are excluded from the unlimited ancillary objects of the Company

NONE

5. Powers
(a) The specific powers or part of any powers of the company, if any, which are excluded from the plenary powers or the powers set out in Schedule 2 of the Act

NONE

(b) The specific powers or part of any specific powers of the Company set out in Schedule 2 to the Act, if any, which are qualified under section 34 of the Act

NONE

6. Conditions
Any special conditions which apply to the Company and the requirements, if any, additional to those prescribed in the Act for their alteration

NONE

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 2B

7. Pre-incorporation contracts (if any) None

8. Capital

(a) Par value The share capital of the Company is 1000 rand, divided into:

(i) 1000 ordinary par value shares of One rand each;

(ii) Nil preference par value shares of Nil rand/cents each; and

(iii) Nil redeemable preference par value shares of Nil rand/cents each.

(b) No par value:

(i) The number of no par value ordinary shares is Nil ;

(ii) the number of no par value preference shares is Nil ; and

(iii) the number of redeemable no par value preference shares is Nil

Form CM 2D

(b) Where one person signs the memorandum

I CHRISTIAN GOUWS whose occupation is ATTORNEY

(full names)

residing at 329 ANCHELLA STREET, FAERIE GLEN, 0043

(residential address)

having a business address at 287 LYNNWOOD ROAD, MENLO PARK, 0081

(business address)

and the following postal address P O BOX 35465, MENLO PARK, 0102

(postal address)

am desirous of forming a company in pursuance of this memorandum of association and agree to take up the number of shares in the capital of the company, set opposite my signature below.

| Date and signature of subscriber | Number, in words, and type of shares taken |
|---|---|
| 21/04/2004 | ONE HUNDRED ORDINARY PAR VALUE SHARES |

| Date and signature | Particulars of witness |
|---|---|
| 21/04/2004 | Full names [redacted]<br>Occupation [redacted]<br>Residential address [redacted]<br>Business address [redacted]<br>Postal address [redacted] |

Form CM44 A

# REPUBLIC OF SOUTH AFRICA

## COMPANIES ACT, 1973

### ARTICLES OF ASSOCIATION OF A COMPANY HAVING A SHARE CAPITAL NOT ADOPTING SCHEDULE 1

[SECTION 60(1) REGULATION 18]

REGISTRATION NUMBER OF COMPANY


2004/010771/07
REGISTRATEUR VAN MAATSKAPPYE VAN BESLOTE KORPORASIES
2004 -04- 22
REGISTRAR OF COMPANIES AND CLOSE CORPORATIONS

ARTICLES OF ASSOCIATION

OF

ZAMORI 126 (PTY) LTD

("the company")

A. The articles of Table B contained in Schedule 1 of the Companies Act, 1973, shall not apply to the company.

B. The Articles of the Company are as follows:

## INTERPRETATION

1. In these articles, unless the context otherwise indicates-
   (a) "the Act" means the Companies Act, 1973, and
   (b) "foreign committee" means a committee appointed under article 65 of these articles.

## RESTRICTIONS

2. The directors shall have regard to the restrictions of the commencement of business imposed by section 172 of the Act.
3. The company is a private company and accordingly-
   (a) the right to transfer its shares is restricted;
   (b) the number of members of the company (exclusive of persons who are in the employment of the company and of persons who are having been formerly in the employment of the company were, while in such employment, and have continued since the determination of such employment, to be members of the company) is limited to fifty,
   (c) any invitation to the public to subscribe for any shares or debentures of the company is prohibited; and
   (d) the company shall not have power to issue share warrants to bearer.
4. Where two or more persons hold one or more shares of the company jointly they shall for the purpose of article 3 be treated as a single member.

## SHARES AND CERTIFICATES OF SHARES

5. Subject to the provisions, if any, of the memorandum, and without prejudice to any special rights previously conferred on the holders of existing shares, any share may be issued with such preferred, deferred, or other special rights, or subject to such restrictions (whether in regard to dividend, voting, return of share capital or otherwise) as the company may from time to time determine, and the company may determine that any preference shares shall be issued on the condition that they are or are at the option of the company, liable to be redeemed.
6. Every person whose name is entered as a member in the register of members shall be entitled to one certificate for all the shares registered in his name, or to several certificates, each for a part of such shares. Every share certificate shall specify the number of shares in respect of which it is issued. Every original member shall be entitled to one share certificate free of charge but for every subsequent certificate the directors may make such charge as from time to time they may think fit: Provided that if a share certificate is defaced, lost or destroyed, it may be renewed on payment of such fee, if any, not exceeding twenty-five cents, and on such terms, if any, as to evidence and indemnity as the directors may think fit
7. Share certificates shall be issued under the authority of the directors, or the foreign committee when authorized thereto by resolution of the directors, in such manner and form as the directors shall from time to time prescribe. If any shares are numbered, all such shares shall be numbered in numerical progression beginning with the number one, and each share shall be distinguished by its appropriate number, and if any shares are not numbered, each share certificate in respect of such shares shall be numbered in numerical progression and each share certificate distinguished by its appropriate number and by such endorsement as may be required under section 95 (2) of the Act.
8. A certificate for shares registered in the names of two or more persons shall be delivered to the person first named in the register as a holder thereof, and delivery of a certificate for a share to that person shall be a sufficient delivery to all joint holders of that share.

## VARIATION OF RIGHTS

9. If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of the shares of the class, and the provisions of section 199 of the Act shall mutatis mutandis apply to the said resolution and meeting as if the resolution were a special resolution. To every such separate general meeting the provisions of these articles relating to general meetings shall mutatis mutandis apply but so that the necessary quorum, unless the company has only one member, shall be two persons holding or representing by proxy at least one-third of all the issued shares of the class.

## REGISTER OF MEMBERS

10. (a) The company shall maintain at its registered office a register of members of the company as provided in section 105 of the Act. The register of members shall be open to inspection as provided in section 113 of the Act
    (b) The company may maintain a branch register under section 110 of the Act and the provisions of paragraph (a) shall mutatis mutandis apply to such register.

## TRANSFER AND TRANSMISSION OF SHARES

11. The directors shall have power to refuse to register the transfer of any shares without giving reasons therefor
12. The instrument of transfer of any share of the company, not being a security in terms of section 134 of the Act, shall be executed both by the transferor and transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect thereof
13. Subject to such of the restrictions as may be applicable, any member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the directors may approve
14. The directors may decline to recognize any instrument of transfer unless-
    (a) a sum not exceeding twenty-five cents is paid to the company in respect thereof;
    (b) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer; and
    (c) the share transfer duty thereon has been paid.
15. Every instrument of transfer shall be left at a transfer office of the company at which it is presented for registration, accompanied by a certificate of the shares to be transferred. Every power of attorney given by a shareholder authorizing the transfer of shares, shall, when lodged, produced or exhibited to the company or any of its proper officers, be deemed as between the company and the donor of the power to continue and remain in full force and effect, and the company may allow that power to be acted upon until such time as express notice in writing of its revocation has been lodged at such of the company's transfer offices as the power was lodged, produced, or exhibited as aforesaid. The company shall not be bound to allow the exercise of any act or matter by an agent for a shareholder unless a duly certified copy of that agent's authority be produced and lodged with the company
16. The executor of the estate of a deceased sole holder of a share shall be the only person recognized by the company as having any title to the share. In the case of a share registered in the names of two or more holders, the survivors or survivor, or the executor of the deceased survivor shall be the only persons recognized by the company as having any title to the share
17. Any person becoming entitled to a share in consequence of the death or upon insolvency of a member shall, on such evidence being produced as may from time to time be required by the directors, have the right, either to be registered as a member in respect of the

share or instead of being registered himself, to make such transfer of the share as the deceased or insolvent could have made, but the directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the deceased or insolvent before the death or insolvency.

18. The parent or guardian of a minor and the curator bonis of a lunatic member and any person becoming entitled to shares in consequence of the death or insolvency of any member or the marriage of any female member or by any lawful means other than by transfer in accordance with these articles, may, upon producing such evidence as sustains the character in which he proposes to act under this article, or of his title, as the directors think sufficient, transfer those shares to himself or any other person, subject to the articles as to transfer hereinbefore contained.

This article is hereinafter referred to as the "transmission clause".

19. A person becoming entitled to share by reason of the death or insolvency of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the company

20. Any person who submits proof of his appointment as the executor, administrator, trustee, curator or guardian in respect of the estate of a deceased member of the company, or of a member whose estate has been sequestrated or of a member who is otherwise under a disability or as the liquidator of any body corporate which is a member of the company, shall be entered in the register of members of the company nomine officii, and shall thereafter, for all purposes, be deemed to be a member of the company

21. If a member of the company desires to sell all or any of his shares of the company he shall give notice, in writing, of his intention to sell, to the directors of the company, and state the price he requires for the shares.

22. The directors shall within one month of the date of receipt of the notice referred to in article 21 advise every other member of the company of the contents thereof and each such member shall be entitled to acquire the shares so offered within one month after the date of the receipt of such advice: Provided that if more than one member makes an offer for all of the shares so offered, the shares shall be sold to each such member in equal proportions, and where fractional proportions of shares remain, such members shall become joint holders of such fractional proportions of the shares

23. If the members of the company are unable to agree upon the selling price of the shares, the auditor of the company may be requested to determine the true and fair value thereof and the members shall accept that value as the selling price of the shares.

24. If none of the members of the company offers to purchase the shares within the time referred to in article 22, or if the members of the company offer to purchase a part of the shares so offered, the member who is offering the shares for sale may offer the shares or the remaining portion of the shares which have not been purchased by members of the company, for sale to any other person and, notwithstanding the provisions of article 11, the directors shall approve the registration of the shares in the name of that person unless they have good reason to refuse such registration.

## CONVERSION OF SHARES INTO STOCK

25. The company may by special resolution convert all or any of its paid-up shares into stock, and reconvert such stock into any number of paid-up shares.

26. The holders of stock may transfer the same, or any part thereof, in the same manner, and subject to the same articles as the shares from which the stock arose might prior to conversion have been transferred, or as near thereto as circumstances permit, but the directors may from time to time fix the minimum amount of stock transferable, and restrict or forbid the transfer of factions of such minimum, but the minimum shall not exceed the nominal amount, in the case of shares of par value, or the issue price in the case of shares of no par value, of the shares from which the stock arose.

27. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges, and advantages as regards dividends, voting at meetings of the company and other matters as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the company) shall be conferred by any such aliquot part of stock as would not, if existing in shares, have conferred that privilege or advantage.

28. Such of the articles of the company as are applicable to shares shall apply to stock, and the word "share" and "shareholder" therein shall include "stock" and "stock-holder".

## ALTERATION OF CAPITAL, ACQUISITION BY COMPANY OF OWN SHARES

29. (a) The company may from time to time by special resolution increase the share capital by such sum divided into shares of such amount, or may increase the number of its shares of no par value to such number, as the resolution shall prescribe.
(b) The company may increase its share capital constituted by shares of no par value by transferring reserves or profits to the stated capital, with or without a distribution of shares
(c) New shares shall be subject to the same provisions as to transfer, transmission and otherwise as the shares in the original capital.
(d) The company may acquire shares issued by itself in terms of Section 85 of the Act, or make payments to its shareholders in terms of section 90 of the Act

30. The company may, by special resolution-
(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares or consolidate and reduce the number of the issued shares of no par value;
(b) increase the number of its issued no par value shares without an increase of its stated capital;
(c) sub-divide its existing shares or any of them into shares of smaller amount that is fixed by its memorandum.
(d) convert all of its ordinary or preference share capital consisting of shares having a par value into stated capital constituted by shares of no par value.
(e) convert its stated capital constituted either by ordinary or preference shares of no par value into share capital consisting of shares having a par value.
(f) cancel any shares which, at the date of the passing of the resolution, have not been taken by any person, or which no person has agreed to take;
(g) reduce its share capital, stated capital, any capital redemption fund or any share premium account in any manner and with, and subject to, any incident authorized, and consent required, by law.
(h) subject to the provisions of section 99 of the Act, convert its issued preference shares into shares which can be redeemed

## GENERAL MEETINGS

31. The company shall hold its first annual general meeting within eighteen months after the date of its incorporation and shall thereafter in each year hold an annual general meeting: Provided that not more than fifteen months shall elapse between the date of one annual general meeting and that of the next and that an annual general meeting shall be held within nine months after the expiration of the financial year of the company

32. Other general meetings of the company may be held at any time

33. Annual general meetings and other general meetings shall be held at such time and place as the directors shall appoint or at such time and place as is determined if the meetings are convened under section 179 (4), 181, 182 or 183 of the Act

NOTICE OF GENERAL MEETINGS

34 An annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than twenty-one clear days' notice in writing and any other general meeting shall be called by not less than fourteen clear days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of the meeting and shall be given in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the company in general meeting, to such persons as are, under these articles, entitled to receive such notices from the company. Provided that a meeting of the company shall, notwithstanding the fact that it is called by shorter notice than that specified in this article, be deemed to have been duly called if it is so agreed by majority in number of the members having a right to attend and vote at the meeting, being a majority holding not less than ninety-five per cent of the total voting rights of all the members.

PROCEEDINGS AT GENERAL MEETINGS

35 The annual general meeting shall deal with and dispose of all matters prescribed by the Act, including the sanctioning of a dividend, the consideration of the annual financial statements, the election of directors and the appointment of an auditor, and may deal with any other business laid before it. All business laid before any other general meeting shall be considered special business

36 No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business save as herein otherwise provided, two members present in person or by proxy, or if the company has one member, such member present in person or by proxy, or if the company is a wholly owned subsidiary, the nominee of the holding company in person or by proxy shall be a quorum

37 If within half an hour after the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to a day not earlier than seven days and not later than twenty one days after the date of the meeting and if at such adjourned meeting a quorum is not present within half a hour after the time appointed for the meeting the members present in person or by proxy shall be a quorum

38 Where a meeting has been adjourned as aforesaid, the company shall, upon a date not later than three days after the adjournment send a written notice by registered post to each member of the company-

(a) the date, time and place to which the meeting has been adjourned,

(b) the matter before the meeting when it was adjourned; and

© the ground for the adjournment

39 The chairman, if any, of the board of directors shall preside as chairman at every general meeting of the company

40 If there is no such chairman, or if at any meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the members present shall elect one of their number to be chairman

41 The chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting at which the adjournment took place. When a meeting is adjourned, the provisions of articles 37 and 38 shall mutatis mutandis apply to such adjournment.

42 At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or members referred to in section 198 (1)(b) of the Act, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or negatived and an entry to that effect in the book containing the minutes of the proceedings of the company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution. The demand for a poll may be withdrawn

43 If a poll is duly demanded it shall be taken in such a manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. Scrutineers shall be elected to determine the result of the poll

44 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, shall be entitled to a second or casting vote

45. A poll demanded on the election of a chairman or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs. The demand for a poll shall not prevent the continuation of a meeting for the transaction of any business other than the question upon which the poll has been demanded

INSPECTION OF MINUTES

46 The minutes kept of every general meeting and annual general meeting of the company under section 204 of the Act, may be inspected and copied as provided in section 113 of the Act

VOTES OF MEMBERS

47 Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every member present in person or by proxy and if a member is a body corporate, its representative shall have one vote, and on a poll every member present in person or by proxy shall be entitled to exercise the voting rights determined by section 195 of the Act

48 In the case of joint holders the vote of the person whose name appears first in the register of members and who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders

49 The parent or guardian of a minor, and the curator bonis of a lunatic member, and also any person entitled under the transmission clause to transfer any shares, may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of those shares, Provided that forty-eight hours at least before the time of holding the meeting at which he proposes to vote he shall satisfy the directors that he is such parent, guardian or curator or that he is entitled under the transmission clause to transfer those shares, or that the directors have previously admitted his right to vote in respect of those shares. Co-executors of a deceased member in whose name shares stand in the register shall, for the purposes of this article, be deemed to be joint holders of those shares

50. On a poll, votes may be given either personally or by proxy.

PROXIES

51. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his agent duly authorized in writing, or, if the appointer is a body corporate, under the hand of an officer or agent authorized by the body corporate. A proxy need not be a member of the company. The holder of a general or special power of attorney, whether he is himself a member or not, given by a shareholder shall be entitled to attend meetings and to vote, if duly authorized under that power to attend and take part in the meetings.

52. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority shall be deposited at the registered office of the company not less than forty-eight hours before the time for holding the meeting at which the person named in the instrument proposes to vote, and in default of complying herewith the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of six months from the date when it was signed, unless so specifically stated in the proxy itself, and no proxy shall be used at an adjourned meeting which could not have been used at the original meeting.

53 The instrument appointing a proxy shall be in the following form or as near thereto as circumstances permit"

"............Limited
of

I, ........ ........
being a member of
the ........ ........ Limited, hereby appoint
........ ....of ........ ......or failing him ........ ........ of........ ........ or failing him
........ ........of ........ ........
as my proxy to vote for me and on my behalf at the annual general meeting (as the case may be) of the company to be held on the.... day of........ ......and at any adjournment thereof as follows.

| | Abstain | In favour of | Against |
|---|---|---|---|
| Resolution to ........ | ........ | ........ | ........ |
| Resolution to ........ | ........ | ........ | ........ |
| Resolution to ........ | ........ | ........ | ........ |

(indicate instruction to proxy by way of a cross in space provided above)
Unless otherwise instructed, my proxy may vote as he thinks fit
Signed this .. day of ........

........
Signature

(Note: a member entitled to attend and vote is entitled to appoint a proxy to attend, speak and on a poll vote in his stead, and such proxy need not also be a member of the company)"

DIRECTORS

54 The number of the directors shall not be less than one and the names of the first directors may be determined in writing by a majority of the subscribers of the memorandum. Until directors are appointed, whether or not the directors have been named by a majority of subscribers of the memorandum every subscriber of the memorandum shall be deemed for all purposes to be a director of the company.

55 The remuneration of the directors shall from time to time be determined by the company in general meeting

56. If any director be called upon to perform extra services or to make any special exertions in going or residing abroad, or otherwise, for any of the purposes of the company, the company may remunerate that director either by a fixed sum or by a percentage of profits or otherwise as may be determined, and such remuneration may be either in addition to, or in substitution for, the remuneration determined under article 55

57. A director shall not be required to hold a share of the company.

ALTERNATE DIRECTORS

58 Each director shall have the power to nominate any person whether a member of the company or not possessing the necessary qualifications of director, to act as alternate director in his place during his absence or inability to act as such director, provided that the appointment being made, the alternate director shall, in all respects, be subject to the terms, qualifications, and conditions existing with reference to the other directors of the company

59 The alternate directors, whilst acting in the stead of the directors who appointed them, shall exercise and discharge all the powers, duties and functions of the directors they represent The appointment of an alternate director shall cease to hold office, whenever the director who appointed him ceases to be a director or gives notice to the secretary of the company that the alternate director representing him has ceased to do so, and in the vent of the disqualification or resignation of any alternate director during the absence or inability to act of the director whom he represents, the vacancy so arising shall be filled by the chairman of the directors who shall nominate a person to fill such vacancy, subject to the approval of the board

POWERS AND DUTIES OF DIRECTORS

60. The business of the company shall be managed by the directors who may pay all expenses incurred in promoting and incorporating the company, and may exercise all such powers of the company as are not by the Act, or by these articles, required to be exercised by the company in general meeting, subject to these articles, to the provisions of the Act, and to such regulations, not inconsistent with the aforesaid articles or provisions, as may be prescribed by the company in general meeting, but no regulation prescribed by the company in general meeting shall invalidate any prior act of the directors which would have been valid if such regulation had not been made

## BORROWING POWERS

61. The directors may exercise all the powers of the company to borrow money and to mortgage or bind its undertaking and property or any part thereof, and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the company or of any third party

## MANAGING DIRECTOR

62. The directors may from time to time appoint one or more of their body to the office of managing director or manager for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another) as they may think fit and may revoke such appointment subject to the terms of any agreement entered into in any particular case. A director so appointed shall not, while holding such office, be subject to retirement by rotation, or be taken into account in determining the rotation of retirement of directors, but his appointment shall determine if he ceases for any reason to be a director

63. The directors may from time to time entrust to or confer upon a managing director or manager, for the time being, such of the powers and authorities vested in them as they may think fit, and may confer such powers and authorities for such time and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions as they may think expedient and they may confer such powers and authorities either collaterally or to the exclusion of, or in substitution for, all or any of the powers and authorities of the directors and may from time to time revoke or vary all or any of such powers and authorities.

## MINUTES AND MINUTE BOOKS

64 The directors shall, in terms of section 204 of the Act, cause the minutes to be kept-
(a) of all appointments of officers;
(b) Of names of directors present at every meeting of the company and of the directors; and
(c) of all proceedings at all meetings of the company and of the directors

Such minutes shall be signed by the chairman of the meeting at which the proceedings took place or by the chairman of the next succeeding meeting

## FOREIGN COMMITTEES

65. The directors may from time to time appoint persons resident in a foreign country to be a foreign committee for the company in that country with such powers and duties as the directors may from time to time determine The directors may from time to time establish branch registers of members and transfer offices in foreign countries, close them at any time an may appoint and remove agents for any purposes in any foreign country.

## DISQUALIFICATION OF DIRECTORS

66 The office of director shall be vacated if the director-
(a) ceases to be a director or becomes prohibited from being a director by virtue of any provision of the Act, or
(b) without the consent of the company in general meeting holds any other office of profit under the company except that of managing director or manager, or
(c) resigns his office by notice in writing to the company and the Registrar, or
(d) for more than six months is absent without permission of the directors from meetings of directors held during that period; or
(e) is directly or indirectly interested in any contract or proposed contract with the company and fails to declare his interest and the nature thereof in the manner required by the Act.

## ROTATION OF DIRECTORS

67. The company in general meeting may from time to time determine the number of directors, their terms of office and the manner of their retirement, An annual general meeting or other general meeting of the company may fill any vacancy and a retiring director shall be eligible for re-election

68. If at any meeting at which an election of directors ought to take place the offices of the retiring directors are not filled, *unless it is* expressly resolved not to fill such vacancies, the meeting shall stand adjourned and the provisions of articles 37 and 38 shall apply mutatis mutandis to such adjournment, and if at such adjourned meeting the vacancies are not filled, the retiring directors or such of them as have not had their offices filled shall be deemed to have been re-elected at such adjourned meeting unless a resolution for the re-election of any such director shall have been put to the meeting and negatived.

69 The company may from time to time in general meeting increase or reduce the number of directors and may also determine in what rotation such increased or reduced number is to retire from office.

70 Unless the shareholders otherwise determine in general meeting any causal vacancy occurring on the board of directors may be filled by the directors, but the director so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose stead he is appointed was last elected a director.

71. The directors shall have power at any time, and from time to time, to appoint a person as an additional director but so that the total number of directors shall not at any time exceed the number fixed according to these articles, and such director shall retire from office at the next following annual general meeting and shall then be eligible for re-election, but shall not be taken into account in determining which directors are to retire by rotation at such meeting.

72. Deleted by G.N.N. 253 dd 7 10 1977

## PROCEEDINGS OF DIRECTORS

73. The directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit Questions arising at any meeting shall be decided by a majority of votes. In the event of an equality of votes, the chairman shall have a second or casting vote. A director may and the secretary on the requisition of a director shall, at any time convene a meeting of the directors.

74 Subject to the provisions of sections 234 to 241 of the Act, a director shall not vote in respect of any contract or proposed contract with the company in which he is interested, or any matter arising therefrom, and if he does so vote his vote shall not be counted: Provided that this article shall not apply where the company has only one director

75 The quorum necessary for the transaction of the business of the directors, unless there is only one director, may be fixed by the directors, and unless so fixed shall, when the number of directors exceeds three, be three and when then number of directors does not exceed three, shall be two.

76 Subject to the provisions of the Act, a resolution in writing, signed by all the directors shall be as valid and effectual as if it had been passed at a meeting of the directors duly convened and held

77. The continuing directors may act notwithstanding any vacancy on their body, but, if and so long as their number is reduced below *the number fixed by or pursuant to these articles as the necessary quorum of directors,* the continuing directors may act for the purpose of increasing the number of directors to that number, or of convening a general meeting of the company, but for no other purpose.

78. The directors may elect a chairman of their meetings and determine the period for which he is to hold office, but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the directors present may elect one of their number to be chairman of the meeting.

79. The directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any rules that may be imposed on it by the directors

80. A committee may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may elect one of their number to be chairman of the meeting.

81. A committee may meet and adjourn as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the event of an equality of votes the chairman shall have a second or casting vote

82. All acts done by any meeting of the directors or a committee of directors or by any person acting as a director shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such directors of person acting as aforesaid at that they or any of them were disqualified, be as valid as if every such person had been duly appointed and were qualified to be a director.

DIVIDENDS AND RESERVE

83. The company in annual general meeting may declare dividends but no dividend shall exceed the amount recommended by the directors.

84. The directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the company.

85. No dividend shall be paid otherwise than out of profits or bear interest against the company.

86. The directors may, before recommending any dividend, set aside out of the profits of the company such sums as they think fit as a reserve or reserves, which shall, at the discretion of the directors, be applicable for any purpose to which the profits of the company may be properly applied and, pending such application may, at the like discretion, either be employed in the business of the company or be invested in such investments (other than shares of the company) as the directors may from time to time think fit. The directors may also without placing the same to reserve carry forward any profits which they may think prudent not to divide

87. Notice of any dividend that may have been declared shall be given in the manner hereinafter provided to the persons entitled to share therein.

88. Every dividend or other moneys payable in cash in respect of shares may be paid by cheque, warrant, coupon or otherwise as the directors my from time to time determine, and shall, if paid otherwise than by coupon, either be sent by post to the registered address of the member entitled thereto or be given to him personally, and the receipt or endorsement on the cheque or warrant of the person *whose name appears in the register as the shareholder*, or his duly authorized agent, or the surrender of any coupon shall be a good discharge to the company in respect thereof. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable in respect of the shares held by them as joint holders.

89. The company shall not be responsible for the loss in transmission of any cheque, warrant, coupon, or other document sent through the post to the registered address of any member, whether or not it was sent at his request.

ACCOUNTING RECORDS

90. The directors shall cause such accounting records as are prescribed by section 284 of the Act to be kept. Proper accounting records shall not be deemed to be kept if there are not kept such accounting records as are necessary fairly to present the state of affairs and business of the company and to explain the transaction and financial position of the trade or business of the company.

91. The accounting records shall be kept at the registered office of the company or at such other place or places as the directors think fit, and shall always be open to inspection by the directors.

92. The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounting records of the company or any of them shall be open to inspection by members not being directors, and no member (not being a director) shall have any right of inspecting any accounting records or document of the company except as conferred by the Act or authorized by the directors or by the company in general meeting

ANNUAL FINANCIAL STATEMENTS

93. The directors shall from time to time, in accordance with section 286 and 288 of the Act, cause to be prepared and laid before the company in general meeting such annual financial statements, group financial statements and group reports (if any) as are referred to in those sections

94. A copy of any annual financial statements, group annual financial statements and group reports which are to be laid before the company in annual general meeting, shall not less than twenty-one days before the date of the meeting be sent to every member of, and every holder of debentures of, the company, and if the company is a controlled company also to the Registrar. Provided that this article shall not require a copy of those documents to be sent to any person of whose address the company is not aware or to more than one of the joint holders of any shares or debentures.

AUDIT

95. An auditor shall be appointed in accordance with Chapter X of the Act

NOTICES

96. A notice may be given by the company to any member either by advertisement or personally, or by sending it by post in a prepaid letter addressed to such member at his registered address or (if he has no registered address in the republic) at the address (if any) within the Republic supplied by him to the company for the giving of notices to him.

97. Whenever a notice is to be given personally or sent by post, the notice may be given by the company to the joint holders of a share by giving the notice to the joint holder named first in the register in respect of the share

98. Whenever a notice is to be given personally or sent by post, the notice may be given by the company to the persons entitled to a share in consequence of the death or *insolvency of a member, or by sending it through the post in a prepaid letter addressed to them* by name, or by the title of representatives of the deceased, or trustees of the insolvent or by any like description, at the address (if any) in the Republic supplied for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or insolvency had not occurred.

99. Notice of every general meeting shall be given in any manner authorized-

(a) to every member of the company except, in the case of notices to be given personally or sent by post, those members who (having no registered address within the republic) have not supplied to the company an address within the republic for the giving of notices to them.

(b) to every person entitled to a share in consequence of the death or insolvency of a member who, but for his death or

insolvency, would have been entitled to receive notice of the meeting, and

(c) to the auditor for the time being of the company

No other person shall be entitled to receive notice of general meetings

100. Any notice by post shall be deemed to have been served at the time when the letter containing the same was posted, and in proving the giving of the notice by post, it shall be sufficient to prove that the letter containing the notice was properly addressed and posted

101. A notice given to any member shall be binding on all persons claiming on his death or on any transmission of his interests.

102 The signature to any notice given by the company may be written or printed, or partly written and partly printed.

103. When a given number of days' notice or notice extending over any other period is required to be given, the day of service shall not be counted in such number of days or period.

104 If the company has a seal, it shall not be affixed to any instrument except by the authority of a resolution of the directors, and shall be affixed in the manner and subject to such safeguards as the directors may from time to time determine.

## WINDING-UP

105 If the company be wound up, the assets remaining after payment of the debts and liabilities of the company and the costs of the liquidation shall be applied as follows:

(a) To repay to the members the amount paid up on the shares respectively held by each of them; and

(b) the balance (if any) shall be distributed among the members in proportion to the number of shares respectively held by each of them,

Provided that the provisions of this article shall be subject to the rights of the holders of shares (if any) issued upon special conditions.

106 In a winding-up, any part of the assets of the company, including any shares or securities of other companies may, with the sanction of a special resolution of the company, be paid to the members of the company in specie, or may, with the same sanction, be vested in trustees for the benefit of such members, and the liquidation of the company may be closed and the company dissolved

Form CM 44C

Signatories to articles of association

| Particulars of subscribers | Date and signature | Particulars of witnesses | Date and signature |
|---|---|---|---|
| 1. Full names CHRISTIAN GOUWS<br>Occupation ATTORNEY<br>Residential address 329 ANCHELLA STREET, FAERIE GLEN, 0043<br>Business address 287 LYNNWOOD ROAD, MENLO PARK, 0081<br>Postal address P O BOX 35465, MENLO PARK, 0102 | 21/04/2004 | 1. Full names [redacted]<br>Occupation [redacted]<br>Residential address [redacted]<br>Business address [redacted]<br>Postal address [redacted] | 21/04/2004 |

# CORPCLO 331 (PTY) LTD
# COMPANY DOCUMENTS

# MAATSKAPPYWET, 1973 / COMPANIES ACT, 1973

CM 22

(Artikel 170 / Section 170)

## Kennisgewing van Geregistreerde Kantoor en Posadres van Maatskappy
## Notice of registered Office and Postal Address of Company

(Moet in tweevoud by inlywing en voor verandering v... ingedien word)
(To be lodged in duplicate upon incorporation and pr...

CORPCLO 331

| REGISTRASIENOMMER VAN MAATSKAPPY<br>REGISTRATION NUMBER OF COMPANY | 2007/035651/07 |
|---|---|

Naam van maatskappy
Name of Company CORPCLO 331 (PTY) LTD

(a) Die ligging van die geregistreerde kantoor en die posadres van bogenoemde maatskappy is soos volg:
The situation of the registered office and the postal address of the above-mentioned company are as follows:

(i) Geregistreerde adres
Registered address 104 SILVER OAKS, 14-36 SILVERTON ROAD, MUSGRAVE, 4001

(ii) Posadres
Postal address P O BOX 50714, MUSGRAVE ROAD, MUSGRAVE, 4062

(b) Die datum van die beoogde veranderings in die adresse is
(The date of the intended changes in the addresses is N/A

(Beide addresse moet te alle tye verskaf word / Both addresses must be furnished at all times)

HANDTEKENING/SIGNATURE
(Direkteur/Sekretaris/Beampte / Director/Secretary/Officer

06/12/2007
DATUM/DATE

Die veranderings tree in werking op / The changes take effect on

REGISTRATEUR VAN MAATSKAPPYE
REGISTRAR OF COMPANIES

DATUM/DATE

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -12- 13
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Naam van maatskappy
Name of Company CORPCLO 331 (PTY) LTD

Posadres
Postal address P O BOX 50714, MUSGRAVE ROAD, MUSGRAVE, 4062

Kantoorgebruik / Office use

Dataverwerking / Data Processing

(1) Opgeneem/Recorded

Datum en paraaf
Date and initials

(2) Regstelling/Corrections

Datum en paraaf
Date and initials

Datumstempel van Registrasiekantoor vir Maatskappye

Date stamp of Companies Registration Office

REPUBLIEK VAN SUID AFRIKA
REPUBLIC OF SOUTH AFRICA

VORM CM46
FORM CM46

MAATSKAPPYWET, 1973
COMPANIES ACT, 1973

# SERTIFIKAAT OM MET BESIGHEID TE BEGIN
# CERTIFICATE TO COMMENCE BUSINESS

CORPCLO 331

2007/035651/07

Ek sertifiseer hierby dat
I hereby certify that CORPCLO 331 (PTY) LTD

wat ingelyf is op die
which was incorporated on the 13

dag van
day of DECEMBER Two Thousand and Seven

voldoen het aan die vereistes van Artikel 172 van die Wet, en met ingang van vandag geregtig is om met besigheid te begin.
has complied with the requirements of Section 172 of the Act and is with effect from this dat entitled to commence business.

Geteken en geseël te PRETORIA op hede die
Signed and sealed at PRETORIA this 13

dag van
day of DECEMBER Two Thousand and Seven

Seël van die Registrasiekantoor vir Maatskappye
Seal of Companies Registration Office

Registrateur van Maatskappye
Registrar of Companies

Hierdie sertifikaat is nie geldig nie, tensy geseël deur die Seël van die Registrasiekantoor vir Maatskappye.
This certificate is not valid unless sealed by the Seal of the Companies Registration Office

BOEKJAAR EINDIG ELKE JAAR
OP / ENDS ON **Last day of February**
EACH YEAR FINANCIAL YEAR

CKCONVRT



**Certificate Issued by the Registrar of Companies & Close Corporations on Thursday, December 13, 2007 01:54**
**Certificate of Confirmation**



CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE


a member of the dti group

| | |
|---|---|
| Registration number | 2007 / 035651 / 07 |
| Converted from Close Corporation | 1998 / 035719 / 23 |
| Enterprise Name | CORPCLO 331 |
| Enterprise Shortened Name | None provided. |
| Enterprise Translated Name | None provided. |
| Registration Date | 13/12/2007 |
| Business Start Date | 13/12/2007 |
| Enterprise Type | Private Company |
| Enterprise Status | In Business |
| Financial year end | February |
| Main Business/Main Object | TO INVEST IN MOVABLE AND IMMOVABLE PROPERTY OF ALL KINDS AS PRINCIPAL |
| Postal address | P O BOX 50714<br>MUSGRAVE ROAD<br>4062 |
| Address of registered office | 104 SILVER OAKS<br>14-36 SILVERTON ROAD<br>MUSGRAVE<br>4001 |



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa, Docex 256, PRETORIA
Call Centre Tel 086 164 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

Vorm/Form CM 1

Republiek van Suid-Afrika
Maatskappywet 1973
(Artikel 64)

Republic of South Africa
Companies Act 1973
(Section 64)



Registrasie CORPCLO 331 o. of Company

2007/035651/07

# Sertifikaat van Inlywing

## van 'n Maatskappy met 'n aandelekapitaal

# Certificate of Incorporation

## of a Company having a share capital

**Hierby word gesertifiseer dat/This is to certify that**

**CORPCLO 331 (PTY) LTD**

vandag ingelyf is kragtens die Maatskappywet, 1973 (Wet 61 van 1973), en dat die Maatskappy 'n maatskappy is met 'n aandelekapitaal.

was this day incorporated under the Companies Act, 1973 (Act 61 of 1973), and that the Company is a company having a share capital.

Geteken en geseël te Pretoria op hede/Signed and sealed at Pretoria this

13 dag van/day of December Tweeduisend-en-Sewe/

Two Thousand and Seven

Registrateur van Maatskappye/Registrar of Companies

Converted from a close corporation (CORPCLO 31 CC REG NO CK1998/035719/23) to a private company on 2007-12-13

Seel van die Registrasiekantoor vir Maatskappye
Seal of Companies Registration Office
Hierdie sertifikaat is nie geldig nie, tensy geseël deur die seël van die Registrasiekantoor vir Maatskappye.
This certificate is not valid unless sealed by the seal of the Companies Registration Office.

NOTARIS

VORM CM46
FORM CM46

REPUBLIEK VAN SUID AFRIKA
REPUBLIC OF SOUTH AFRICA

MAATSKAPPYWET, 1973
COMPANIES ACT, 1973

# SERTIFIKAAT OM MET BESIGHEID TE BEGIN
# CERTIFICATE TO COMMENCE BUSINESS

CORPCLO 331

**2007/035651/07**

Ek sertifiseer hierby dat
I hereby certify that CORPCLO 331 (PTY) LTD

wat ingelyf is op die
which was incorporated on the 13

dag van
day of DECEMBER Two Thousand and Seven

voldoen het aan die vereistes van Artikel 172 van die Wet, en met ingang van vandag geregtig is om met besigheid te begin.
has complied with the requirements of Section 172 of the Act and is with effect from this dat entitled to commence business.

Geteken en geseël te PRETORIA op hede die
Signed and sealed at PRETORIA this 13

dag van
day of DECEMBER Two Thousand and Seven

Seël van die Registrasiekantoor vir Maatskappye
Seal of Companies Registration Office

Registrateur van Maatskappye
Registrar of Companies

Hierdie sertifikaat is nie geldig nie, tensy geseël deur die Seël van die Registrasiekantoor vir Maatskappye
This certificate is not valid unless sealed by the Seal of the Companies Registration Office

BOEKJAAR EINDIG ELKE JAAR
OP / ENDS ON Last day of February
EACH YEAR FINANCIAL YEAR

CM 22

# MAATSKAPPYWET, 1973 / COMPANIES ACT, 1973

(Artikel 170 / Section 170)

## Kennisgewing van Geregistreerde Kantoor en Posadres van Maatskappy
## Notice of registered Office and Postal Address of Company

(Moet in tweevoud by inlywing en voor verandering v...
(To be lodged in duplicate upon incorporation and p...

CORPCLO 331

| REGISTRASIENOMMER VAN MAATSKAPPY<br>REGISTRATION NUMBER OF COMPANY | 2007/035651/07 |
|---|---|

Naam van maatskappy
Name of Company: CORPCLO 331 (PTY) LTD

a) Die ligging van die geregistreerde kantoor en die posadres van begenoemde maatskappy is soos volg:
The situation of the registered office and the postal address of the above-mentioned company are as follows:

(i) Geregistreerde adres
Registered address: 104 SILVER OAKS, 14-36 SILVERTON ROAD, MUSGRAVE, 4001

(ii) Posadres
Postal address: P O BOX 50714, MUSGRAVE ROAD, MUSGRAVE, 4062

(b) Die datum van die beoogde veranderings in die adresse is
(The date of the intended changes in the addresses is: N/A

(Beide addresse moet te alle tye verskaf word / Both addresses must be furnished at all times)

HANDTEKENING/SIGNATURE
(Direkteur/Sekretaris/Beampte / Director/Secretary/Officer

DATUM/DATE: 06/12/2007

Die veranderings tree in werking op / The changes take effect on

REGISTRATEUR VAN MAATSKAPPYE
REGISTRAR OF COMPANIES

DATUM/DATE

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -12- 13
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Naam van maatskappy
Name of Company: CORPCLO 331 (PTY) LTD

Posadres
Postal address: P O BOX 50714, MUSGRAVE ROAD, MUSGRAVE, 4062

**Kantoorgebruik / Office use**

Dataverwerking / Data Processing

(1) Opgeneem/Recorded
Datum en paraaf
Date and initials

(2) Regstelling/Corrections
Datum en paraaf
Date and initials

Datumstempel van Registrasiekantoor vir Maatskappye

Date stamp of Companies Registration Office

**CKCONVRT**


COMPANIES AND INTELLECTUAL
PROPERTY REGISTRATION OFFICE

a member of the dti group

Date:13/12/2007

Our Reference: 16841230
Box: 94883
Sequence: 20

CHRIS GOUWS
Basket: CGSW

**RE: Application to Convert a Close Corporation into a Company**

We have received an application from you dated 13/12/2007 to convert the close corporation CORPCLO 331 (reference number 1998/035719/23) into a company.

The Company 'CORPCLO 331' was successfully registered on our database on 13/12/2007. Your reference number will be 2007/035651/07.

Note:
The lodged copy of this company's memorandum and articles of association has been accepted as a properly notarially certified copy and has accordingly been endorsed with the company registration particulars.

Yours truly
**Registrar of Companies**
JBT

**Please Note:**
*The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.*
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.



**CKCONVRT**

## Certificate issued by the Registrar of Companies & Close Corporations on Thursday, December 13, 2007 01:54
## Certificate of Confirmation


COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

| | |
|---|---|
| Registration number | 2007 / 035651 / 07 |
| Converted from Close Corporation | 1998 / 035719 / 23 |
| Enterprise Name | CORPCLO 331 |
| Enterprise Shortened Name | None provided. |
| Enterprise Translated Name | None provided. |
| Registration Date | 13/12/2007 |
| Business Start Date | 13/12/2007 |
| Enterprise Type | Private Company |
| Enterprise Status | In Business |
| Financial year end | February |
| Main Business/Main Object | TO INVEST IN MOVABLE AND IMMOVABLE PROPERTY OF ALL KINDS AS PRINCIPAL |
| Postal address | P O BOX 50714<br>MUSGRAVE ROAD<br>4062 |
| Address of registered office | 104 SILVER OAKS<br>14-36 SILVERTON ROAD<br>MUSGRAVE<br>4001 |



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CKCONVRT

Certificate Issued by the Registrar of Companies & Close Corporations on Thursday, December 13, 2007 01:54
Certificate of Confirmation


COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number 2007 / 035651 / 07

Enterprise Name CORPCLO 331

## Auditors

Name WILLIAMS BATWELL AND CO

Postal Address P O BOX 50714
MUSGRAVE ROAD
4062

## Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appointment date | Addresses |
|---|---|---|---|---|
| SWART, QUINTEN CLAUD | 7911035162081 | Director | 13/12/2007 | Postal: P O BOX 294, GLENCOE, 2930 Residential: 22 BOUNDARY STREET, GLENCOE, 2930 |



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa, Docex 250, PRETORIA,
Call Centre Tel 086 100 2472, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

# Inhoud van Register van Direkteure, Ouditeure en Beamptes
# Contents of Register of Directors, Auditors and Officers

CM 29
CM29

Maatskappyewet, 1973, Art. 216(2), 276, 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VAN MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres "Maatcom"

Companies A, 1973, Sec. 216(2), 276, 322(1), 325(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O. Box 429 Pretoria 0001
Telegraphic Address "Maatcom"

Registrasie No. ... Company
CORPCLO 331

2007/035651/07

CORPCLO 331 (PTY) LTD

P O BOX 50714, MUSGRAVE ROAD,
MUSGRAVE, 4062

Opgawe van besonderhede soos op/
Return of particulars as at............ON INCORPORATION

## Verklaring/Statement

Ek, ______________________________
(naam van direkteur of beampte)

verklaar dat die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1)(b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, QUINTEN CLAUD SWART
(Name of director or officer)

state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under Section 218 or 219 and that the written consent under section 218(1)(b) of the husband of a woman appointed as a director, has been obtained on a form CM 27.

Onderteken
Signed ______________________________
Datum
Date 06/12/2007

REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES
2007 -12- 13
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

## A. Direkteure/Directors

| SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED | PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS |
|---|---|
| 1. Surname/Van | SWART |
| 2. Full forenames/Volle voorname | QUINTEN CLAUD |
| 3. Former surname and forenames/Vorige van en voorname | N/A |
| 4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth (Jaar/Year, Maand/Month, Dag/Day) | 7 9 1 1 0 3 5 1 6 2 0 8 1 |
| 5. (a) Date of appointment/Datum van aanstelling | Date of Incorporation |
| (b) Betrekking/Designation | Director |
| 6. Residential address/Woonadres | 22 BOUNDARY STREET, GLENCOE, 2930 |
| 7. Business address/Besigheidsadres | 22 BOUNDARY STREET, GLENCOE, 2930 |
| 8. Postal address/Posadres | P O BOX 294, GLENCOE, 2930 |
| 9. Nationality/Nasionaliteit (If not South African/Indien nie Suid-Afrikaans nie) | RSA |
| 10. Occupation/Beroep | BUSINESSMAN |
| 11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No | YES |
| 12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date | N/A |

Registrasie No. van maatskappy
Registration No. of company

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.:
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Registrasie No. van maatskappy
Registration No. of company

2007/035651/07

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PA[GE 1]

| | |
|---|---|
| 1.: | 1.: |
| 2.: | 2.: |
| 3.: | 3.: |
| 4.: Jaar/Year Maand/Month Dag/Day | 4.: Jaar/Year Maand/Month Dag/Day |
| 5.: (a) | 5.: (a) |
| (b) | (b) |
| 6.: | 6.: |
| 7.: | 7.: |
| 8.: | 8.: |
| 9.: | 9.: |
| 10.: | 10.: |
| 11.: | 11.: |
| 12.: | 12.: |

## B. Ouditeur/Auditor

1. Naam/Name WILLIAMS BATWELL AND COMPANY
2. Datum van aanstelling/Date of appointment ON INCORPORATION
3. Aard van verandering in 1 en 2 hierbo en datum/ Nature of change in 1 and 2 above and date. N/A

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -12- 13
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

(Moet deur die maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes/
Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer / Dated: ON INCORPORATION

Naam van maatskappy / Name of company: CORPCLO 331 (PTY) LTD

Datum ontvang / Date received

Datumstempel van registrasiekantoor vir maatskappye/ Date stamp of companies registration office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -12-
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Posadres / Postal address: P O BOX 50714, MUSGRAVE ROAD, MUSGRAVE, 4062

C. Beamptes en Plaaslike Bestuurders/Officers and Local Managers

Registrasie No. van maatskappy
Registration No. of company

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED

PERSOONLIKE BESONDERHEDE/ PERSONAL PARTICULARS

1. Surname/Van :

2. Full forenames/Volle voorname :

3. Former surname and forenames/Vorige van en voorname :

4. Identity number or, of not available, date of birth/ Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum : Year/Jaar | Month/Maand | Dag/Day

5. (a) Date of appointment/Datum van aanstelling :
(b) Benteling/Designation

6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is/ Address of registered office, and registration number, if officer is a corporate body :

7. Woonadres/Residential address :

8. Besigheidsadres/Business address :

9. Posadres/Postal address :

10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans/If not South African) :

11. Beroep/Occupation Ja of Nee/Yes or No :

12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No :

13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date :

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:
2.:
3.:
4.: Jaar/Year | Maand/Month | Dag/Day
5.: (a)
(b)
6.:
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8.:
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4.: Jaar/Year | Maand/Month | Dag/Day
5.: (a)
(b)
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12.:
13.:

CM 27
CM27

REPUBLIC OF SOUTH AFRICA COMPANIES ACT, 1973
REPUBLIEK VAN SUID-AFRIKA MAATSKAPPYWET, 1973

# Consent to act as Director or Officer and other Directorships

# Toestemming om as Direkteur of Beampte op te tree and ander Direkteurskappe

SECTIONS 211, 218 AND 327 - ARTIKELS 211, 218 EN 327

Name of company: / Naam van Maatskappy: CORPCLO 331 (PTY) LTD No. 2007/035651/07

CORPCLO 331

## A. Consent/Toestemming

I hereby consent to my appointment as director/officer* of the above-named company.
I certify that I am not disqualified in terms of sections 218 or 219 of the Companies Act, 197;
Ek stem hierby toe tot my aanstelling as direkteur/beampte* van bogemelde maatskappy.
Ek sertifiseer dat ek nie ingevolge artikels 218 of 219 van die Maatskappywet, 1973 gediskwalifiseer is om as direkteur/beampte* aangestel te word nie.

Signed: / Onderteken: [signature] Date: / Datum: 06/12/2007

(To be signed by: Director or officer personally; or the authorised agent on behalf of a director of an external company not resident in South Africa; or the authorised agent of a corporate body.)
*Delete where not applicable/Skrap waar nie van toepassing nie.

(Moet onderteken word deur: Direkteur of beampte persoonlik of die gemagtigde agent namens 'n direkteur van 'n buitelandse maatskappy wat nie in die Republiek woonagtig is nie; of die gemagtigde agent namens 'n regspersoon.)

## B. Consent of husband in terms of Section 218(1)(b)/Toestemming van eggenoot ingevolge Artikel 218(1)(b)

I, ______________________ married to the above-named signatory who is subject to
(Full name of husband)
my marital powers, hereby consent to her appointment as director of the above-names company.

Ek, ______________________ Getroud met die bogenoemde ondertekenaar wat onder
(Volle naam van eggenoot)
maritale mag is, stem hierby toe tot haar aanstelling as direkteur van bogenoemde maatskappy.

Signed: / Onderteken: ______________ Date: / Datum: ______________

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -12- 13
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

## C. Personal particulars/Persoonlike besonderhede

| | |
|---|---|
| 1. Surname/Van | SWART |
| 2. Full forenames/Volle voorname | QUINTEN CLAUD |
| 3. Former surname and forenames/Vorige van en voorname | N/A |
| 4. Identity number or, if not available, date of birth/ Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum (Year/Jaar, Month/Maand, Day/Dag) | 7 9 1 1 0 3 5 1 6 2 0 8 1 |
| 5. Date of appointment/Datum van aanstelling | Date of Incorporation |
| 6. Residential address/Woonadres | 22 BOUNDARY STREET, GLENCOE, 2930 |
| 7. Business address/Besigheidsadres | 22 BOUNDARY STREET, GLENCOE, 2930 |
| 8. Postal address/Posadres | P O BOX 294, GLENCOE, 2930 |
| 9. Nationality/Nasionaliteit (If not South African/Indien nie Suid-Afrikaans nie) | RSA |
| 10. Occupation/Beroep | BUSINESSMAN |
| 11. Resident in Republic/In Suid-Afrika woonagtig Yes or No/Ja/Nee | YES |
| 12. Address of registered office, and registration number, if officer is a corporate body/ Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is. | n/a |

## D. Other Directorships/Ander Direkteurskappe

Attach list hereto/Heg lys hierby aan

REPUBLIC OF SOUTH AFRICA

Form CM 47

# Statement by each ( ... adequacy of capital of company

[Section 172 (3)]

CORPCLO 331

2007/035651/07

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -12- 13
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Name of company CORPCLO 331 (PTY) LTD

Date of registration

I, QUINTEN CLAUD SWART, of 22 BOUNDARY STREET, GLENCOE, 2930

Declare that:

1. I have consented to be and I am a director of the above-mentioned company.

*2. The capital of the company is adequate for the purposes of the company and its business.

~~*3. The capital of the company is inadequate for the purposes of the company and its business for the following reasons:~~

*4. Having regard to my statement in paragraph 3, the company is to be financed in the following manner and from the following sources:

Signed at PRETORIA this 6th day of December Two Thousand and Seven

in the presence of the witness whose signature appears below.

Director

Witness:

Signature

Full names [redacted]

Occupation [redacted]

Residential address [redacted]

Business address [redacted]

Postal address [redacted]

*Delete whichever is not applicable.

Vorm/Form CM 1

Republiek van Suid-Afrika
Maatskappywet 1973
(Artikel 64)

Republic of South Africa
Companies Act 1973
(Section 64)



Registrasie CORPCLO 331 o. of Company

2007/035651/07

# Sertifikaat van Inlywing

## van 'n Maatskappy met 'n aandelekapitaal

# Certificate of Incorporation

## of a Company having a share capital

**Hierby word gesertifiseer dat/This is to certify that**

**CORPCLO 331 (PTY) LTD**

vandag ingelyf is kragtens die Maatskappywet, 1973 (Wet 61 van 1973), en dat die Maatskappy 'n maatskappy is met 'n aandelekapitaal.

was this day incorporated under the Companies Act, 1973 (Act 61 of 1973), and that the Company is a company having a share capital.

Geteken en geseël te Pretoria op hede/Signed and sealed at Pretoria this

13 dag van/day of December Tweeduisend-en-Sewe/

Two Thousand and Seven

Registrateur van Maatskappye/Registrar of Companies

Converted from a close corporation (CORPCLO 31 CC REG NO CK1998/035719/23) to a private company on 2007-12-13

Seël van die Registrasiekantoor vir Maatskappye
Seal of Companies Registration Office
Hierdie sertifikaat is nie geldig nie, tensy geseël deur die seël van die Registrasiekantoor vir Maatskappye
This certificate is not valid unless sealed by the seal of the Companies Registration Office

FRANCOIS GOUWS NOTARY NOTARIS GAUTENG


Corpclo
331 (Pty) Ltd

"I, FRANCOIS GOUWS, in the Gauteng Province, Republic of South Africa, a Notary Public, certify that the attached documents being the Memorandum of Association and the Articles of Association of the company named

**CORPCLO 331 (PTY) LTD**

are true and correct copies of the signed originals which were prepared by

**Attorney Christian Gouws**

SIGNED at PRETORIA on 06/12/2007.

NOTARY PUBLIC".

FRANCOIS GOUWS
NOTARY
NOTARIS
* GAUTENG *

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

# Memorandum of association

## of a company having a share capital

[S [illegible] 17(2)]

CORPCLO 331

**2007/035651/07**

Paste revenue receipt here or affix revenue stamps here or impress revenue franking machine impression here.


REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES
2007 -12- 13
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

1. Name

(a) The name of the company is

**CORPCLO 331 (PTY) LTD**

(b) The name of the company in the other official language is

N/A

(c) The shortened form of the name of the Company is

N/A


NOTARY
NOTARIS
GAUTENG

**REPUBLIC OF SOUTH AFRICA** Form CM 2A

2. **Purpose describing the main business**

"TO INVEST IN MOVABLE AND IMMOVABLE PROPERTY OF ALL KINDS AS PRINCIPAL"

3. **Main object**

The main object of the Company is:
"TO INVEST IN MOVABLE AND IMMOVABLE PROPERTY OF ALL KINDS AS PRINCIPAL"

4. **Ancillary objects excluded**

The specific ancillary objects, if any, referred to in section 33(1) of the Act, which are excluded from the unlimited ancillary objects of the Company

NONE

5. **Powers**

(a) The specific powers or part of any powers of the company, if any, which are excluded from the plenary powers or the powers set out in Schedule 2 of the Act

NONE

(b) The specific powers or part of any specific powers of the Company set out in Schedule 2 to the Act, if any, which are qualified under section 34 of the Act

NONE

6. **Conditions**

Any special conditions which apply to the Company and the requirements, if any, additional to those prescribed in the Act for their alteration

NONE


NOTARY
NOTARIS

Form CM 2B

**REPUBLIC OF SOUTH AFRICA**
**COMPANIES ACT, 1973**

7. Pre-incorporation contracts (if any) ___None___

8. **Capital**

(a) Par value: The share capital of the Company is 1 000 rand, divided into:

(i) 1 000 ordinary par value shares of One rand each;

(ii) Nil preference par value shares of Nil rand/cents each; and

(iii) Nil redeemable preference par value shares of Nil rand/cents each.

(b) No par value:

(i) The number of no par value ordinary shares is Nil;

(ii) the number of no par value preference shares is Nil; and

(iii) the number of redeemable no par value preference shares is Nil


NOTARY
NOTARIS

(b) Where one person signs the memorandum

I QUINTEN CLAUD SWART whose occupation is BUSINESSMAN

(full names)

residing at 22 BOUNDARY STREET, GLENCOE, 2930

(residential address)

having a business address at 22 BOUNDARY STREET, GLENCOE, 2930

(business address)

and the following postal address P O BOX 294, GLENCOE, 2930

(postal address)

am desirous of forming a company in pursuance of this memorandum of association and agree to take up the number of shares in the capital of the company, set opposite my signature below.

| Date and signature of subscriber | Number, in words, and type of shares taken |
|---|---|
| 06/12/2007 | One hundred ordinary par value shares |

Date and signature

06/12/2007

Particulars of witness

Full names_

Occupation_

Residential address_

Business address_

Postal address_


FRANCOIS GOUWS
NOTARY
NOTARIS
GAUTENG

Form CM44 A

# REPUBLIC OF SOUTH AFRICA

## COMPANIES ACT, 1973

### ARTICLES OF ASSOCIATION OF A COMPANY HAVING A SHARE CAPITAL NOT ADOPTING SCHEDULE 1

**[SECTION 60(1) REGULATION 18]**

**REGISTRATION NUMBER OF COMPANY**


CORPCLO 331
2007/035651/07
REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -2- 13
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

**ARTICLES OF ASSOCIATION**

**OF**

**CORPCLO 331 (PTY) LTD**

**("the company")**

A. **The articles of Table B contained in Schedule 1 of the Companies Act, 1973, shall not apply to the company.**

B. **The Articles of the Company are as follows:**


NOTARY
NOTARIS

## INTERPRETATION

1. In these articles, unless the context otherwise indicates-
   (a) "the Act" means the Companies Act, 1973; and
   (b) "foreign committee" means a committee appointed under article 65 of these articles.

## RESTRICTIONS

2. The directors shall have regard to the restrictions of the commencement of business imposed by section 172 of the Act.
3. The company is a private company and accordingly-
   (a) the right to transfer its shares is restricted;
   (b) the number of members of the company (exclusive of persons who are in the employment of the company and of persons who are having been formerly in the employment of the company were, while in such employment, and have continued since the determination of such employment, to be members of the company) is limited to fifty;
   (c) any invitation to the public to subscribe for any shares or debentures of the company is prohibited; and
   (d) the company shall not have power to issue share warrants to bearer.
4. Where two or more persons hold one or more shares of the company jointly they shall for the purpose of article 3 be treated as a single member.

## SHARES AND CERTIFICATES OF SHARES

5. Subject to the provisions, if any, of the memorandum, and without prejudice to any special rights previously conferred on the holders of existing shares, any share may be issued with such preferred, deferred, or other special rights, or subject to such restrictions (whether in regard to dividend, voting, return of share capital or otherwise) as the company may from time to time determine, and the company may determine that any preference shares shall be issued on the condition that they are or are at the option of the company, liable to be redeemed.
6. Every person whose name is entered as a member in the register of members shall be entitled to one certificate for all the shares registered in his name, or to several certificates, each for a part of such shares. Every share certificate shall specify the number of shares in respect of which it is issued. Every original member shall be entitled to one share certificate free of charge but for every subsequent certificate the directors may make such charge as from time to time they may think fit: Provided that if a share certificate is defaced, lost or destroyed, it may be renewed on payment of such fee, if any, not exceeding twenty-five cents, and on such terms, if any, as to evidence and indemnity as the directors may think fit.
7. Share certificates shall be issued under the authority of the directors, or the foreign committee when authorized thereto by resolution of the directors, in such manner and form as the directors shall from time to time prescribe. If any shares are numbered, all such shares shall be numbered in numerical progression beginning with the number one, and each share shall be distinguished by its appropriate number; and if any shares are not numbered, each share certificate in respect of such shares shall be numbered in numerical progression and each share certificate distinguished by its appropriate number and by such endorsement as may be required under section 95 (2) of the Act.
8. A certificate for shares registered in the names of two or more persons shall be delivered to the person first named in the register as a holder thereof, and delivery of a certificate for a share to that person shall be a sufficient delivery to all joint holders of that share.

## VARIATION OF RIGHTS

9. If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of the shares of the class, and the provisions of section 199 of the Act shall mutatis mutandis apply to the said resolution and meeting as if the resolution were a special resolution. To every such separate general meeting the provisions of these articles relating to general meetings shall mutatis mutandis apply but so that the necessary quorum, unless the company has only one member, shall be two persons holding or representing by proxy at least one-third of all the issued shares of the class.

## REGISTER OF MEMBERS

10. (a) The company shall maintain at its registered office a register of members of the company as provided in section 105 of the Act. The register of members shall be open to inspection as provided in section 113 of the Act.
    (b) The company may maintain a branch register under section 110 of the Act and the provisions of paragraph (a) shall mutatis mutandis apply to such register.

## TRANSFER AND TRANSMISSION OF SHARES

11. The directors shall have power to refuse to register the transfer of any shares without giving reasons therefor.
12. The instrument of transfer of any share of the company, not being a security in terms of section 134 of the Act, shall be executed both by the transferor and transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect thereof.
13. Subject to such of the restrictions as may be applicable, any member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the directors may approve.
14. The directors may decline to recognize any instrument of transfer unless-
    (a) a sum not exceeding twenty-five cents is paid to the company in respect thereof;
    (b) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer; and
    (c) the share transfer duty thereon has been paid.
15. Every instrument of transfer shall be left at a transfer office of the company at which it is presented for registration, accompanied by a certificate of the shares to be transferred. Every power of attorney given by a shareholder authorizing the transfer of shares, shall, when lodged, produced or exhibited to the company or any of its proper officers, be deemed as between the company and the donor of the power to continue and remain in full force and effect, and the company may allow that power to be acted upon until such time as express notice in writing of its revocation has been lodged at such of the company's transfer offices as the power was lodged, produced, or exhibited as aforesaid. The company shall not be bound to allow the exercise of any act or matter by an agent for a shareholder unless a duly certified copy of that agent's authority be produced and lodged with the company.
16. The executor of the estate of a deceased sole holder of a share shall be the only person recognized by the company as having any title to the share. In the case of a share registered in the names of two or more holders, the survivors or survivor, or the executor of the deceased survivor shall be the only persons recognized by the company as having any title to the share.

17. Any person becoming entitled to a share in consequence of the death or upon insolvency of a member shall, on such evidence being produced as may from time to time be required by the directors, have the right, either to be registered as a member in respect of the share or instead of being registered himself, to make such transfer of the share as the deceased or insolvent could have made, but the directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the deceased or insolvent before the death or insolvency.

18. The parent or guardian of a minor and the curator bonis of a lunatic member and any person becoming entitled to shares in consequence of the death or insolvency of any member or the marriage of any female member or by any lawful means other than by transfer in accordance with these articles, may, upon producing such evidence as sustains the character in which he proposes to act under this article, or of his title, as the directors think sufficient, transfer those shares to himself or any other person, subject to the articles as to transfer hereinbefore contained.

This article is hereinafter referred to as the "transmission clause".

19. A person becoming entitled to share by reason of the death or insolvency of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the company.

20. Any person who submits proof of his appointment as the executor, administrator, trustee, curator or guardian in respect of the estate of a deceased member of the company, or of a member whose estate has been sequestrated or of a member who is otherwise under a disability or as the liquidator of any body corporate which is a member of the company, shall be entered in the register of members of the company nomine officii, and shall thereafter, for all purposes, be deemed to be a member of the company.

21. If a member of the company desires to sell all or any of his shares of the company he shall give notice, in writing, of his intention to sell, to the directors of the company, and state the price he requires for the shares.

22. The directors shall within one month of the date of receipt of the notice referred to in article 21 advise every other member of the company of the contents thereof and each such member shall be entitled to acquire the shares so offered within one month after the date of the receipt of such advice: Provided that if more than one member makes an offer for all of the shares so offered, the shares shall be sold to each such member in equal proportions, and where fractional proportions of shares remain, such members shall become joint holders of such fractional proportions of the shares.

23. If the members of the company are unable to agree upon the selling price of the shares, the auditor of the company may be requested to determine the true and fair value thereof and the members shall accept that value as the selling price of the shares.

24. If none of the members of the company offer to purchase the shares within the time referred to in article 22, or if the members of the company offer to purchase a part of the shares so offered, the member who is offering the shares for sale may offer the shares or the remaining portion of the shares which have not been purchased by members of the company, for sale to any other person and, notwithstanding the provisions of article 11, the directors shall approve the registration of the shares in the name of that person unless they have good reason to refuse such registration.

## CONVERSION OF SHARES INTO STOCK

25. The company may by special resolution convert all or any of its paid-up shares into stock, and reconvert such stock into any number of paid-up shares.

26. The holders of stock may transfer the same, or any part thereof, in the same manner, and subject to the same articles as the shares from which the stock arose might prior to conversion have been transferred, or as near thereto as circumstances permit, but the directors may from time to time fix the minimum amount of stock transferable, and restrict or forbid the transfer of factions of such minimum, but the minimum shall not exceed the nominal amount, in the case of shares of par value, or the issue price in the case of shares of no par value, of the shares from which the stock arose.

27. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges, and advantages as regards dividends, voting at meetings of the company and other matters as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the company) shall be conferred by any such aliquot part of stock as would not, if existing in shares, have conferred that privilege or advantage.

28. Such of the articles of the company as are applicable to shares shall apply to stock, and the word "share" and "shareholder" therein shall include "stock" and "stock-holder".

## ALTERATION OF CAPITAL, ACQUISITION BY COMPANY OF OWN SHARES

29. (a) The company may from time to time by special resolution increase the share capital by such sum dividend into shares of such amount, or may increase the number of its shares of no par value to such number, as the resolution shall prescribe.

(b) The company may increase its share capital constituted by shares of no par value by transferring reserves or profits to the stated capital, with or without a distribution of shares.

(c) New shares shall be subject to the same provisions as to transfer, transmission and otherwise as the shares in the original capital.

(d) The company may acquire shares issued by itself in terms of Section 85 of the Act, or make payments to its shareholders in terms of section 90 of the Act.

30. The company may, by special resolution-

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares or consolidate and reduce the number of the issued shares of no par value;

(b) increase the number of its issued no par value shares without an increase of its stated capital;

(c) sub-divide its existing shares or any of them into shares of smaller amount that is fixed by its memorandum;

(d) convert all of its ordinary or preference share capital consisting of shares having a par value into stated capital constituted by shares of no par value;

(e) convert its stated capital constituted either by ordinary or preference shares of no par value into share capital consisting of shares having a par value;

(f) cancel any shares which, at the date of the passing of the resolution, have not been taken by any person, or which no person has agreed to take;

(g) reduce its share capital, stated capital, any capital redemption fund or any share premium account in any manner and with, and subject to, any incident authorized, and consent required, by law;

(h) subject to the provisions of section 99 of the Act, convert its issued preference shares into shares which can be redeemed.

## GENERAL MEETINGS

NOTARY
NOTARIS

31. The company shall hold its first annual general meeting within eighteen months after the date of its incorporation and shall thereafter in each year hold an annual general meeting: Provided that not more than fifteen months shall elapse between the date of one annual general meeting and that of the next and that an annual general meeting shall be held within nine months after the expiration of the financial year of the company.
32. Other general meetings of the company may be held at any time.
33. Annual general meetings and other general meetings shall be held at such time and place as the directors shall appoint or at such time and place as is determined if the meetings are convened under section 179 (4), 181, 182 or 183 of the Act.

## NOTICE OF GENERAL MEETINGS

34. An annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than twenty-one clear days' notice in writing and any other general meeting shall be called by not less than fourteen clear days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of the meeting and shall be given in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the company in general meeting, to such persons as are, under these articles, entitled to receive such notices from the company: Provided that a meeting of the company shall, notwithstanding the fact that it is called by shorter notice than that specified in this article, be deemed to have been duly called if it is so agreed by majority in number of the members having a right to attend and vote at the meeting, being a majority holding not less than ninety-five per cent of the total voting rights of all the members.

## PROCEEDINGS AT GENERAL MEETINGS

35. The annual general meeting shall deal with and dispose of all matters prescribed by the Act, including the sanctioning of a dividend, the consideration of the annual financial statements, the election of directors and the appointment of an auditor, and may deal with any other business laid before it. All business laid before any other general meeting shall be considered special business.
36. No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business save as herein otherwise provided, two members present in person or by proxy, or if the company has one member, such member present in person or by proxy, or if the company is a wholly owned subsidiary, the nominee of the holding company in person or by proxy shall be a quorum.
37. If within half an hour after the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to a day not earlier than seven days and not later than twenty one days after the date of the meeting and if at such adjourned meeting a quorum is not present within half a hour after the time appointed for the meeting the members present in person or by proxy shall be a quorum.
38. Where a meeting has been adjourned as aforesaid, the company shall, upon a date not later than three days after the adjournment send a written notice by registered post to each member of the company-
    (a) the date, time and place to which the meeting has been adjourned;
    (b) the matter before the meeting when it was adjourned; and
    (c) the ground for the adjournment.
39. The chairman, if any, of the board of directors shall preside as chairman at every general meeting of the company.
40. If there is no such chairman, or if at any meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the members present shall elect one of their number to be chairman.
41. The chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting at which the adjournment took place. When a meeting is adjourned, the provisions of articles 37 and 38 shall mutatis mutandis apply to such adjournment.
42. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or members referred to in section 198 (1)(b) of the Act, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or negatived and an entry to that effect in the book containing the minutes of the proceedings of the company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution. The demand for a poll may be withdrawn.
43. If a poll is duly demanded it shall be taken in such a manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. Scrutineers shall be elected to determine the result of the poll.
44. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, shall be entitled to a second or casting vote.
45. A poll demanded on the election of a chairman or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs. The demand for a poll shall not prevent the continuation of a meeting for the transaction of any business other than the question upon which the poll has been demanded.

## INSPECTION OF MINUTES

46. The minutes kept of every general meeting and annual general meeting of the company under section 204 of the Act, may be inspected and copied as provided in section 113 of the Act.

## VOTES OF MEMBERS

47. Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every member present in person or by proxy and if a member is a body corporate, its representative shall have one vote, and on a poll every member present in person or by proxy shall be entitled to exercise the voting rights determined by section 195 of the Act.
48. In the case of joint holders the vote of the person whose name appears first in the register of members and who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.
49. The parent or guardian of a minor, and the curator bonis of a lunatic member, and also any person entitled under the transmission clause to transfer any shares, may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of those shares; Provided that forty-eight hours at least before the time of holding the meeting at which he proposes to vote he shall satisfy the directors that he is such parent, guardian or curator or that he is entitled under the transmission clause to transfer those shares, or that the directors have previously admitted his right to vote in respect of those shares. Co-executors of a deceased member in whose name shares stand in the register shall, for the purposes of this article, be deemed to be joint holders of those shares.
50. On a poll, votes may be given either personally or by proxy.

NOTARY
NOTARIS

## PROXIES

51. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his agent duly authorized in writing, or, if the appointer is a body corporate, under the hand of an officer or agent authorized by the body corporate. A proxy need not be a member of the company. The holder of a general or special power of attorney, whether he is himself a member or not, given by a shareholder shall be entitled to attend meetings and to vote, if duly authorized under that power to attend and take part in the meetings.

52. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority shall be deposited at the registered office of the company not less than forty-eight hours before the time for holding the meeting at which the person named in the instrument proposes to vote, and in default of complying herewith the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of six months from the date when it was signed, unless so specifically stated in the proxy itself, and no proxy shall be used at an adjourned meeting which could not have been used at the original meeting.

53. The instrument appointing a proxy shall be in the following form or as near thereto as circumstances permit:

"……………Limited
of

I……………………………………………………………………
being a member of
the……………………………………………………Limited, hereby appoint
……………………………………of……………………………or failing him ……………………………………of……………………………or failing him ……………………………of……………………………
as my proxy to vote for me and on my behalf at the annual general meeting (as the case may be) of the company to be held on the……day of……………and at any adjournment thereof as follows:

| | Abstain | In favour of | Against |
|---|---|---|---|
| Resolution to………… | …………………… | …………………… | …………………… |
| Resolution to………… | …………………… | …………………… | …………………… |
| Resolution to………… | …………………… | …………………… | …………………… |

(Indicate instruction to proxy by way of a cross in space provided above)
Unless otherwise instructed, my proxy may vote as he thinks fit.
Signed this ……day of ……………

……………………
Signature

(Note: a member entitled to attend and vote is entitled to appoint a proxy to attend, speak and on a poll vote in his stead, and such proxy need not also be a member of the company)."

## DIRECTORS

54. The number of the directors shall not be less than one and the names of the first directors may be determined in writing by a majority of the subscribers of the memorandum. Until directors are appointed, whether or not the directors have been named by a majority of subscribers of the memorandum every subscriber of the memorandum shall be deemed for all purposes to be a director of the company.

55. The remuneration of the directors shall from time to time be determined by the company in general meeting.

56. If any director be called upon to perform extra services or to make any special exertions in going or residing abroad, or otherwise, for any of the purposes of the company, the company may remunerate that director either by a fixed sum or by a percentage of profits or otherwise as may be determined, and such remuneration may be either in addition to, or in substitution for, the remuneration determined under article 55.

57. A director shall not be required to hold a share of the company.

## ALTERNATE DIRECTORS

58. Each director shall have the power to nominate any person whether a member of the company or not possessing the necessity qualifications of director, to act as alternate director in his place during his absence or inability to act as such director, provided that the appointment being made, the alternate director shall, in all respects, be subject to the terms, qualifications, and conditions existing with reference to the other directors of the company.

59. The alternate directors, whilst acting in the stead of the directors who appointed them, shall exercise and discharge all the powers, duties and functions of the directors they represent. The appointment of an alternate director shall cease to hold office, whenever the director who appointed him ceases to be a director or gives notice to the secretary of the company that the alternate director representing him has ceased to do so, and in the vent of the disqualification or resignation of any alternate director during the absence or inability to act of the director whom he represents, the vacancy so arising shall be filled by the chairman of the directors who shall nominate a person to fill such vacancy, subject to the approval of the board.

## POWERS AND DUTIES OF DIRECTORS

60. The business of the company shall be managed by the directors who may pay all expenses incurred in promoting and incorporating the company, and may exercise all such powers of the company as are not by the Act, or by these articles, required to be exercised by the company in general meeting, subject to these articles, to the provisions of the Act, and to such regulations, not inconsistent with the aforesaid articles or provisions, as may be prescribed by the company in general meeting; but no regulation prescribed by the company in general meeting shall invalidate any prior act of the directors which would have been valid if such regulation had not been made.

NOTARY
NOTARIS

## BORROWING POWERS

61. The directors may exercise all the powers of the company to borrow money and to mortgage or bind its undertaking and property or any part thereof, and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the company or of any third party.

## MANAGING DIRECTOR

62. The directors may from time to time appoint one or more of their body to the office of managing director or manager for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another) as they may think fit and may revoke such appointment subject to the terms of any agreement entered into in any particular case. A director so appointed shall not, while holding such office, be subject to retirement by rotation, or be taken into account in determining the rotation of retirement of directors, but his appointment shall determine if he ceases for any reason to be a director.

63. The directors may from time to time entrust to or confer upon a managing director or manager, for the time being, such of the powers and authorities vested in them as they may think fit, and may confer such powers and authorities for such time and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions as they may think expedient and they may confer such powers and authorities either collaterally or to the exclusion of, or in substitution for, all or any of the powers and authorities of the directors and may from time to time revoke or vary all or any of such powers and authorities.

## MINUTES AND MINUTE BOOKS

64. The directors shall, in terms of section 204 of the Act, cause the minutes to be kept-
   (a) of all appointments of officers;
   (b) Of names of directors present at every meeting of the company and of the directors; and
   (c) of all proceedings at all meetings of the company and of the directors.

Such minutes shall be signed by the chairman of the meeting at which the proceedings took place or by the chairman of the next succeeding meeting.

## FOREIGN COMMITTEES

65. The directors may from time to time appoint persons resident in a foreign country to be a foreign committee for the company in that country with such powers and duties as the directors may from time to time determine. The directors may from time to time establish branch registers of members and transfer offices in foreign countries, close them at any time an may appoint and remove agents for any purposes in any foreign country.

## DISQUALIFICATION OF DIRECTORS

66. The office of director shall be vacated if the director-
   (a) ceases to be a director or becomes prohibited from being a director by virtue of any provision of the Act; or
   (b) without the consent of the company in general meeting holds any other office of profit under the company except that of managing director or manager; or
   (c) resigns his office by notice in writing to the company and the Registrar; or
   (d) for more than six months is absent without permission of the directors from meetings of directors held during that period; or
   (e) is directly or indirectly interested in any contract or proposed contract with the company and fails to declare his interest and the nature thereof in the manner required by the Act.

## ROTATION OF DIRECTORS

67. The company in general meeting may from time to time determine the number of directors, their terms of office and the manner of their retirement. An annual general meeting or other general meeting of the company may fill any vacancy and a retiring director shall be eligible for re-election.

68. If at any meeting at which an election of directors ought to take place the offices of the retiring directors are not filled, unless it is expressly resolved not to fill such vacancies, the meeting shall stand adjourned and the provisions of articles 37 and 39 shall apply mutatis mutandis to such adjournment, and if at such adjourned meeting the vacancies are not filled, the retiring directors or such of them as have not had their offices filled shall be deemed to have been re-elected at such adjourned meeting unless a resolution for the re-election of any such director shall have been put to the meeting and negatived.

69. The company may from time to time in general meeting increase or reduce the number of directors and may also determine in what rotation such increased or reduced number is to retire from office.

70. Unless the shareholders otherwise determine in general meeting any causal vacancy occurring on the board of directors may be filled by the directors, but the director so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose stead he is appointed was last elected a director.

71. The directors shall have power at any time, and from time to time, to appoint a person as an additional director but so that the total number of directors shall not at any time exceed the number fixed according to these articles, and such director shall retire from office at the next following annual general meeting and shall then be eligible for re-election, but shall not be taken into account in determining which directors are to retire by rotation at such meeting.

72. Deleted by G.N.N. 263 dd. 7.10.1977.

## PROCEEDINGS OF DIRECTORS

73. The directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the event of an equality of votes, the chairman shall have a second or casting vote. A director may and the secretary on the requisition of a director shall, at any time convene a meeting of the directors.

74. Subject to the provisions of sections 234 to 241 of the Act, a director shall not vote in respect of any contract or proposed contract with the company in which he is interested, or any matter arising therefrom, and if he does so vote his vote shall not be counted: Provided that this article shall not apply where the company has only one director.

75. The quorum necessary for the transaction of the business of the directors, unless there is only one director, may be fixed by the directors, and unless so fixed shall, when the number of directors exceeds three, be three and when the number of directors does not exceed three, shall be two.

76. Subject to the provisions of the Act, a resolution in writing, signed by all the directors shall be as valid and effectual as if it had been passed at a meeting of the directors duly convened and held.

77. The continuing directors may act notwithstanding any vacancy on their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these articles as the necessary quorum of directors, the continuing directors may act for the purpose of increasing the number of directors to that number, or of convening a general meeting of the company, but for no other

purpose.

78. The directors may elect a chairman of their meetings and determine the period for which he is to hold office, but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the directors present may elect one of their number to be chairman of the meeting.

79. The directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any rules that may be imposed on it by the directors.

80. A committee may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may elect one of their number to be chairman of the meeting.

81. A committee may meet and adjourn as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the event of an equality of votes the chairman shall have a second or casting vote.

82. All acts done by any meeting of the directors or a committee of directors or by any person acting as a director shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such directors of person acting as aforesaid at that they or any of them were disqualified, be as valid as if every such person had been duly appointed and were qualified to be a director.

## DIVIDENDS AND RESERVE

83. The company in annual general meeting may declare dividends but no dividend shall exceed the amount recommended by the directors.

84. The directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the company.

85. No dividend shall be paid otherwise than out of profits or bear interest against the company.

86. The directors may, before recommending any dividend, set aside out of the profits of the company such sums as they think fit as a reserve or reserves, which shall, at the discretion of the directors, be applicable for any purpose to which the profits of the company may be properly applied and, pending such application may, at the like discretion, either be employed in the business of the company or be invested in such investments (other than shares of the company) as the directors may from time to time think fit. The directors may also without placing the same to reserve carry forward any profits which they may think prudent not to divide.

87. Notice of any dividend that may have been declared shall be given in the manner hereinafter provided to the persons entitled to share therein.

88. Every dividend or other moneys payable in cash in respect of shares may be paid by cheque, warrant, coupon or otherwise as the directors my from time to time determine, and shall, if paid otherwise than by coupon, either be sent by post to the registered address of the member entitled thereto or be given to him personally, and the receipt or endorsement on the cheque or warrant of the person whose name appears in the register as the shareholder, or his duly authorized agent, or the surrender of any coupon shall be a good discharge to the company in respect thereof. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable in respect of the shares held by them as joint holders.

89. The company shall not be responsible for the loss in transmission of any cheque, warrant, coupon, or other document sent through the post to the registered address of any member, whether or not it was sent at his request.

## ACCOUNTING RECORDS

90. The directors shall cause such accounting records as are prescribed by section 284 of the Act to be kept. Proper accounting records shall not be deemed to be kept if there are not kept such accounting records as are necessary fairly to present the state of affairs and business of the company and to explain the transaction and financial position of the trade or business of the company.

91. The accounting records shall be kept at the registered office of the company or at such other place or places as the directors think fit, and shall always be open to inspection by the directors.

92. The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounting records of the company or any of them shall be open to inspection by members not being directors, and no member (not being a director) shall have any right of inspecting any accounting records or document of the company except as conferred by the Act or authorized by the directors or by the company in general meeting.

## ANNUAL FINANCIAL STATEMENTS

93. The directors shall from time to time, in accordance with section 286 and 288 of the Act, cause to be prepared and laid before the company in general meeting such annual financial statements, group financial statements and group reports (if any) as are referred to in those sections.

94. A copy of any annual financial statements, group annual financial statements and group reports which are to be laid before the company in annual general meeting, shall not less than twenty-one days before the date of the meeting be sent to every member of, and every holder of debentures of, the company, and if the company is a controlled company also to the Registrar: Provided that this article shall not require a copy of those documents to be sent to any person of whose address the company is not aware or to more than one of the joint holders of any shares or debentures.

## AUDIT

95. An auditor shall be appointed in accordance with Chapter X of the Act.

## NOTICES

96. A notice may be given by the company to any member either by advertisement or personally, or by sending it by post in a prepaid letter addressed to such member at his registered address or (if he has no registered address in the republic) at the address (if any) within the Republic supplied by him to the company for the giving of notices to him.

97. Whenever a notice is to be given personally or sent by post, the notice may be given by the company to the joint holders of a share by giving the notice to the joint holder named first in the register in respect of the share.

98. Whenever a notice is to be given personally or sent by post, the notice may be given by the company to the persons entitled to a share in consequence of the death or insolvency of a member, or by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased, or trustees of the insolvent or by any like description, at the address (if any) in the Republic supplied for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or insolvency had not occurred.

99. Notice of every general meeting shall be given in any manner authorized - . . . personally or sent by post - those members

(a) to every member of the company except, in the case of notices to be given

NOTARY NOTARIS

who (having no registered address within the republic) have not supplied to the company an address within the republic for the giving of notices to them;

(b) to every person entitled to a share in consequence of the death or insolvency of a member who, but for his death or insolvency, would have been entitled to receive notice of the meeting; and

(c) to the auditor for the time being of the company.

No other person shall be entitled to receive notice of general meetings.

100. Any notice by post shall be deemed to have been served at the time when the letter containing the same was posted, and in proving the giving of the notice by post, it shall be sufficient to prove that the letter containing the notice was properly addressed and posted.

101. A notice given to any member shall be binding on all persons claiming on his death or on any transmission of his interests.

102. The signature to any notice given by the company may be written or printed, or partly written and partly printed.

103. When a given number of days' notice or notice extending over any other period is required to be given, the day of service shall not be counted in such number of days or period.

104. If the company has a seal, it shall not be affixed to any instrument except by the authority of a resolution of the directors, and shall be affixed in the manner and subject to such safeguards as the directors may from time to time determine.

## WINDING-UP

105. If the company be wound up, the assets remaining after payment of the debts and liabilities of the company and the costs of the liquidation shall be applied as follows:

(a) To repay to the members the amount paid up on the shares respectively held by each of them; and

(b) the balance (if any) shall be distributed among the members in proportion to the number of shares respectively held by each of them;

Provided that the provisions of this article shall be subject to the rights of the holders of shares (if any) issued upon special conditions.

106. In a winding-up, any part of the assets of the company, including any shares or securities of other companies may, with the sanction of a special resolution of the company, be paid to the members of the company in specie, or may, with the same sanction, be vested in trustees for the benefit of such members, and the liquidation of the company may be closed and the company dissolved.


NOTARY
NOTARIS

Form CM 44C

Signatories to articles of association

| Particulars of subscribers | Date and signature | Particulars of witnesses | Date and signature |
| --- | --- | --- | --- |
| 1. Full names QUINTEN CLAUD SWART<br>Occupation BUSINESSMAN<br>Residential address 22 BOUNDARY STREET, GLENCOE, 2930<br>Business address 22 BOUNDARY STREET, GLENCOE, 2930<br>Postal address P O BOX 294, GLENCOE, 2930 | 06/12/2007 | 1. Full names [redacted]<br>Occupation [redacted]<br>Residential address [redacted]<br>Business address [redacted]<br>Postal address [redacted] | 06/12/2007 |


NOTARY
NOTARIS

**CODERENQ**



Date: 20/11/2007

Our Reference: 16810108

KRAUT WAGNER & KERNICK
P O BOX 1317 OR 1840
PRETORIA
0001

**We have received a Company De-registration Enquiry (CODERENQ) dated 19/11/2007 for:**
FERRET COAL (HEIDELBERG)
(REG. NO. 2004/032095/07)
(Deregistration Process)

**DEREGISTRATION:**

*Enterprise had a Registration of CC/MPY on 04/11/2004.*
The Company status change was published in the Government Gazette. Government Gazette Publication Number: 27387, Notice Number: 449, Publication date: 01/04/2005
Enterprise had a Postal Address Change on 10/12/2004.
Enterprise had a Registered Address Change on 10/12/2004.
Enterprise had a Director/Member Change on 17/11/2004.
Enterprise had a Director/Member Change on 17/11/2004.
Enterprise had a Director/Member Change on 17/11/2004.
Enterprise had a Director/Member Change on 17/11/2004.
Enterprise had a Director/Member Change on 17/11/2004.
Enterprise had a Director/Member Change on 17/11/2004.
Enterprise had a Director/Member Change on 12/09/2005.
*Enterprise had a Director/Member Change on 12/09/2005.*
Enterprise had a Director/Member Change on 12/09/2005.
Enterprise had a Director/Member Change on 12/09/2005.
Enterprise had a Director/Member Change on 12/09/2005.
Enterprise had a Director/Member Change on 07/12/2005.
Enterprise had a Director/Member Change on 07/12/2005.
Enterprise had a Director/Member Change on 07/12/2005.
Enterprise had a Name Change on 03/02/2006.
Enterprise had a Nature of Business Change on 03/02/2006.
Enterprise had a Director/Member Change on 21/12/2006.
Enterprise had a Director/Member Change on 23/02/2007.
Enterprise status changed to In De-registration on 13/11/2007.

**In response to General Correspondence regarding De-registration received:**
Application for Company De-registration is Lodged and Approved.
The enterprise status is (Deregistration Process).

Yours truly

**Registrar of Companies**
ARK JMU



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

**SCHEDULE "O"**

**AUTHORIZATIONS**

**ARTICLE 1SCHEDULE "O"**

**ARTICLE 2AUTHORIZATIONS**

| No. | Holder/Applicant | Property | Validity |
|---|---|---|---|
| Granted Two Mining Permits Nov 11, 2007 | | | |
| 1. | Homeland Mining & Energy SA (Pty) Ltd. | A portion of the farm Brickfields No. 15750, Kwazulu-Natal<br>Area: 1.5 hectares (each); there are 3 such units; mining permits for two | From: 27 November 2007<br>To: 26 November 2009 |
| Granted Prospecting Rights | | | |
| 1. | Nhlalala Mining (Pty) Ltd. | Portions 16 and 17 of the farm Langsloot 99 IS, Bethal, Mpumalanga<br>Area: 1189.7 hectares in extent | From: 11 October 2006<br>To: 10 October 2009 |
| 2. | Nhlalala Mining (Pty) Ltd. | Portions 1, 4, 9, 10, 11, 14 and 15 of the farm Vlakvarkfontein 213 IR, Delmas, Mpumalanga<br>Area: 1117.2 hectares in extent | From: 11 October 2006<br>To: 10 October 2009 |
| 3. | | | |

| No. | Holder/Applicant | Property | Validity |
|---|---|---|---|
| 4. | Nhlalala Mining (Pty) Ltd. | Portions 1, 5, 7, 8, 9 10, 11, 14, 16 and the remaining extent of the farm Halfgewonnen 190 IS, and certain portions of portions 6 and 8 of the farm of Kafferstad 79 IS, Bethal, Mpumalanga<br>Area: 1702.3483 hectares in extent | From: 28 August 2007<br>To: 27 August 210 |
| 5. | Tshedza Mining Resources (Pty) Ltd. | Portions 9 and 10 of the farm Witbank 300 IT, Ermelo, Mpumalanga<br>Area: 192 hectares in extent | From: 11 October 2006<br>To: 10 October 2009 |
| 6. | Tshedza Mining Resources (Pty) Ltd. | Portions 3, 5, 6, 7, 8, 9, 10, 11 and the remaining extent of the farm Boschpoort 211 IR, Delmas, Mpumalanga<br>Area: 1645.5 hectares in extent | From: 11 October 2006<br>To: 10 October 2009 |
| 7. | Tshedza Mining Resources (Pty) Ltd. | The farms Weilaagte 271 IR and Welgevonden 272 IT, Delmas, Mpumalanga<br>Area: 5007.9 hectares in extent | From: 11 October 2006<br>To: 10 October 2009 |
| 8. | Tshedza Mining Resources (Pty) Ltd. | The remaining extent of farm Blenheim 5 IS; portions 2, 4, 5, 6, 7, 9, 10, 12, 13, 15, 16, 17, 18, 19, 20 and the remaining extent of the farm Steynsdraai 46 IT; portions 1, 4, 5, 6, 7 and 8 and the remaining extent of the farm Twyfelaar 171 IS; portion 2 and the remaining extent of the farm Vaalbult 3 IS, Carolina, Mpumalanga<br>Area: 1117.2 hectares in extent | From: 11 October 2006<br>To: 11 October 2009 |
| 9. | Tshedza Mining Resources (Pty) Ltd. | Portions 1, 2, 5, 6, 7, 9 and the remaining extent of the farm Onbekend 54 IT, Carolina, Mpumalanga<br>Area: 2864.2 hectares in extent | From: 11 October 2006<br>To: 10 October 2009 |
| 10. | Tshedza Mining Resources (Pty) Ltd. | Portions 1, 6, 9, 10 and the remaining extent of the farm Witrand 52 IT, Mpumalanga | From: 28 August 2007 |

| No. | Holder/Applicant | Property | Validity |
|---|---|---|---|
| | | Area: 1576.9967 hectares in extent | To: 27 August 2010 |
| Granted Mining Right on March 18, 2008 | | | |
| 1. | Ferret Coal (Kendal) (Pty) Ltd. | Portions 5 and 10 of the farm Heuvelfonten 215 IF and portion 6 of the farm Bankfontein 216 IR, Ogies, Mpumulanga | n.a. |

**SCHEDULE "P"**

**INSURANCE POLICIES**

# HOMELAND ENERGY CORP.

144 FRONT STREET WEST SUITE 780
TORONTO, ON M5J 2L7

# SUMMARY OF INSURANCE

PRESENTED BY:





REVISED NOVEMBER 27, 2007

**SUMMARY OF INSURANCE**
**HOMELAND ENERGY CORP.**

Insurer: [redacted]
Policy No: [redacted]
Term: October 5, 2007 to October 1, 2008

## INTERNATIONAL PROSPECTOR'S PACKAGE

**1) PROPERTY**

**COVERAGE:**

All Risk of Direct Physical Loss or Damage including Flood and Earthquake subject to Replacement Cost Valuation, No Coinsurance.

**CANADIAN LOCATION:** 144 Front Street West #780, Toronto, ON M5J 2L7

| | |
|---|---|
| $100,000 | Office Contents |
| $ 50,000 | Electronic Data Processing Equipment |
| $215,000 | Leasehold Improvements |

**LONDON LOCATION:** 1 Berkeley Street, Suite 307, London, England

| | |
|---|---|
| $ 25,000 | Office Contents |

**SUB-LIMIT:**

| | |
|---|---|
| $ 365,000 | Flood - Aggregate Limit |
| $ 365,000 | Earthquake Shock or Volcanic Action |

| | | |
|---|---|---|
| **DEDUCTIBLE:** | $ 5,000 | except: |
| | 5% or $50,000 min | Flood |
| | 5% or $100,000 min | Earthquake |

THIS IS A SUMMARY ONLY. PLEASE REFER TO YOUR POLICY FOR A COMPLETE STATEMENT OF TERMS, CONDITIONS, EXCLUSIONS AND LIMITATIONS REGARDING COVERAGE


SUMMARY OF INSURANCE
HOMELAND ENERGY CORP.

Insurer:
Policy No:
Term: October 5, 2007 to October 1, 2008

## INTERNATIONAL PROSPECTOR'S PACKAGE-cont'd

**COVERAGE EXTENSIONS:**

| | |
|---|---|
| $100,000 | Blanket Limit |
| | Account Receivables |
| | Consequential Loss |
| | Electronic Data Processing Property |
| | Extra Expense |
| | Personal Property of Employees |
| | Valuable Paper |
| | Leasehold Interest |
| $100,000 | Debris Removal-Premises |
| $ 20,000 | Any Other Location |
| $ 10,000 | In Transit |
| $ 25,000 | Deferred Payments |
| $ 7,500 | Exhibition Fair or Trade Show |
| $ 5,000 | Fine Arts |
| $ 25,000 | Fire Department Services Charges |
| | Installation |
| $ 20,000 | Any Job Site |
| $ 10,000 | In Transit |
| | Transit |
| $ 10,000 | Account Receivables |
| $ 50,000 | Electronic Data Processing Property |
| $ 1,000 | Fine Arts |
| $ 10,000 | Valuable Papers |
| $ 5,000 | Inventory or Appraisal |
| $ 5,000 | Loss Prevention Expenses |
| | Money & Securities |
| $ 10,000 | On Premises |
| $ 5,000 | Off Premises |
| $ 25,000 | Outdoor Trees, Shrubs, Plants or Lawn |
| $ 25,000 | Pollution Clean-up or Removal |
| $ 5,000 | Processing Water |
| | Newly Acquired Premises/Property |
| $1,000,000 | Buidling |
| $ 500,000 | Personal Property |
| $ 250,000 | Electronic Data Processing Equipment |
| $ 25,000 | Electronic Data Processing Media |
| $ 25,000 | Electronic Data Processing Media Duplicate |
| $ 10,000 | Fine Arts |

## SUMMARY OF INSURANCE
## HOMELAND ENERGY CORP.

Insurer: [redacted]
Policy No: [redacted]
Term: October 5, 2007 to October 1, 2008

## INTERNATIONAL PROSPECTOR'S PACKAGE-cont'd

### 2) COMMERCIAL GENERAL LIABILITY

**LIMITS OF LIABILITY:**

| | |
|---|---|
| $ 1,000,000 | Each Occurrence |
| $25,000,000 | General Aggregate |
| $ 1,000,000 | Products & Completed Operations Aggregate |
| $ 1,000,000 | Advertising Injury and Personal Injury |
| $ 1,000,000 | Employee Benefits, each claim and aggregate limit (Claims Made) |
| $ 1,000,000 | Non-Owned Auto Liability (NOA) |
| $ 1,000,000 | Tenant's Legal Liability (TLL) |
| $ 1,000,000 | Forest & Prairie Fire Fighting Expense (FPFFE) |
| $ 60,000 | Legal Liability for Non-Owned Auto (SEF94) |
| $ 25,000 | Medical Payments |

| **DEDUCTIBLES:** | $10,000 | Bodily Injury and Property Damage |
|---|---|---|
| | $ 5,000 | Employee Benefits, NOA, SEF94, TLL & FPFFE |

**COVERAGE EXTENSIONS:**

Broad Form Vendors as Additional Insureds
Additional Insured: Lessors of premises, lessors of leased equipment
Employees as Insureds
Blanket Contractual
Broad Form Property Damage
Host Liquor Liability
Incidental Malpractice\
Intentional Acts Bodily Injury from reasonable force to protect persons or property
Non-Owned watercraft under 16 meters
Worldwide coverage
Personal Injury & Bodily Injury to employees coverage for officers and supervisor
International Automobile $1,000,000 Limit; $1,000 Deductible
Employer's Liability-Canadian Only

THIS IS A SUMMARY ONLY. PLEASE REFER TO YOUR POLICY FOR A COMPLETE STATEMENT OF TERMS, CONDITIONS, EXCLUSIONS AND LIMITATIONS REGARDING COVERAGE

SUMMARY OF INSURANCE
HOMELAND ENERGY CORP

Insurer: [redacted]
Policy No: [redacted]
Term: October 5, 2007 to October 1, 2008

## INTERNATIONAL PROSPECTOR'S PACKAGE-cont'd

**EXCLUSIONS:**

Asbestos, Silica or Similar Compounds Including Mixes Dust Exclusion
War or Terrorism Exclusion
Aircraft, Auto or Watercraft Exclusion
Subsidence Exclusion
Radioactive Material Exclusion
Employee Related Practices Exclusion
Resting or Consulting Errors & Omissions Exclusion
Engineers, Architects or Surveyors Exclusion
Pollution Exclusion except Hostile Fire

**SUMMARY OF INSURANCE**
**HOMELAND ENERGY CORP.**

Insurer: [redacted]
Policy No: [redacted]
Term: October 5, 2007 to October 1, 2008

## UMBRELLA LIABILITY

**LIMITS OF LIABILITY:**

$4,000,000 Each Occurrence
$4,000,000 Aggregate

**SELF INSURED RETENTION:** Nil

**UNDERLYING SCHEDULE:**

| Insurer | Term | Type | Policy # | Limit of Liability |
|---|---|---|---|---|
| [redacted] | 10/5/07-10/01/08 | CGL | [redacted] | $1,000,000 |
| [redacted] | 10/5/07- 10/1/08 | CGL | [redacted] | $1,000,000 |

**SUBJECT TO:**

Aircraft Exclusion
Airport Exclusion
Asbestos, Silica or Similar Compounds Including Mixed Dust Exclusion
Employee or Worker Injury Exclusion
Engineering Exclusion
Foreign Liability Umbrella Coverage B Exclusion
Forest & Prairie Fire Fighting Expense Exclusion
Information Distribution Laws Exclusion
Occupational Disease Exclusion
Radioactive Material Exclusion
Subsidence Exclusion
A-Amended Mining Industry Exclusion

THIS IS A SUMMARY ONLY. PLEASE REFER TO YOUR POLICY FOR A COMPLETE STATEMENT OF TERMS, CONDITIONS, EXCLUSIONS AND LIMITATIONS REGARDING COVERAGE


SUMMARY OF INSURANCE
HOMELAND ENERGY CORP.

## SUMMARY OF LIABILITY LIMITS

| TYPE OF COVERAGE | LIMITS OF LIABILITY |
|---|---|
| Commercial General Liability | $1,000,000 |
| Umbrella Liability | $4,000,000 |
| **TOTAL LIMITS** | **$5,000,000** |


SUMMARY OF INSURANCE
HOMELAND ENERGY CORP.

# NOTE

This binder is subject to the following-

A: Insurer's Requirements

1) Homeland Energy contractors required to carry Commercial General Liability Insurance with the following provisions:

   - *Worldwide coverage*
   - Liability limit of US$5,000,000 or equivalent
   - Homeland Energy Corp. added as Additional Insured
   - Compliance with the required Statutory Workers' Compensation, Employers' Liability coverages

2) Contract with Contractors should also include clauses that contractors will save, defend, *indemnify and hold harmless* Homeland Energy and their directors, officers, employees, agents and their heirs, estates and representative from and against any losses, claims, or suites arising from the negligence of the contractor.

B: Assumptions in the issuance of the Binder of Insurance

1) That the Insurer's requirements above are materially met
2) A reasonable visitor protocol has to be followed (e.g. hard hats, steel toe boots, protective eye wear, etc.)
3) Homeland Energy has minimal exposure to liability for loss of use or business interruption incurred by Third Parties due to loss of use of *rail line at Kendal, if need be due to loss* control, contractual risk transfer and/or combination therefore.


SUMMARY OF INSURANCE
HOMELAND ENERGY CORP.

## NOTE

NOTES: This binder is subject to the following-

C: Based upon the foregoing, if actual status is unacceptable to [redacted] [redacted] an additional premium charge of $500 to $5,000 and/or compliance with certain corrective [redacted] risk management recommendations may be required.

D: Other Liability deductibles options:

1) Premium credit of $2,000 for deductible increase from $5,000 to $25,000 each occurrence.
2) Additional premium of $1,000 for deductible reduction from $10,000 to $5,000 each occurrence.

**SUMMARY OF INSURANCE**
**HOMELAND ENERGY CORP**

Insurer:
Policy No:
Term: October 5, 2007 to October 1, 2008

**LOCALLY ADMINISTERED INSURANCE**
**SOUTH AFRICA**

## 1) PROPERTY

**COVERAGE:**
All Risk of Direct Physical Loss or Damage including Flood and Earthquake subject to Replacement Cost Valuation, No Coinsurance.

**SOUTH AFRICA LOCATION:** Bureau de Paul Buidling 3, Corner Nelson Mandela Avenue and Paul Sauer Street, Witbank, South Africa and all exploration and development sites in the Mpumalanga and Kwazulu Natal provices of South Africa (including the Kendal Project, which is located at approximately Latitude 26 degrees 04' South, Longitude 28 degrees 59' East, some 6km west of the town of Ogies in Mpumalanga Provice of South Africa.

**AMOUNT OF INSURANCE:**

| | |
|---|---|
| $ 25,000 | Electronic Data Processing Equipment |
| $ 25,000 | Furniture & Fixtures |
| $ 700,000 | Machinery |

**SUB-LIMIT:**

| | |
|---|---|
| $ 750,000 | Flood - Aggregate Limit |
| $ 750,000 | Earthquake Shock or Volcanic Action |

| | | |
|---|---|---|
| **DEDUCTIBLE:** | $ 5,000 | except: |
| | 5% or $50,000 min | Flood |
| | 5% or $100,000 min | Earthquake |

## 2) COMMERCIAL GENERAL LIABILITY

**LIMITS OF LIABILITY:**

| | |
|---|---|
| $ 1,000,000 | Each Occurrence |
| $25,000,000 | General Aggregate |
| $ 1,000,000 | Products & Completed Operations Aggregate |
| $ 1,000,000 | Advertising Injury and Personal Injury |
| $ 1,000,000 | Employee Benefits, each claim and aggregate limit (Claims Made) |
| $ 1,000,000 | Non-Owned Auto Liability (NOA) |
| $ 1,000,000 | Tenant's Legal Liability (TLL) |

| | |
|---|---|
| $ 1,000,000 | Forest & Prairie Fire Fighting Expense (FPFFE) |
| $ 60,000 | Legal Liability for Non-Owned Auto (SEF94) |
| $ 25,000 | Medical Payments |

**SUMMARY OF INSURANCE**
**HOMELAND ENERGY CORP.**

Insurer: [redacted]
Policy No: [redacted]
Term: October 5, 2007 to October 1, 2008

**LOCALLY ADMINISTERED INSURANCE**
**SOUTH AFRICA**

| | | |
|---|---|---|
| **DEDUCTIBLES:** | $10,000 | Bodily Injury and Property Damage |
| | $ 5,000 | Employee Benefits, NOA, SEF94, TLL & FPFFE |

THIS IS A SUMMARY ONLY. PLEASE REFER TO YOUR POLICY FOR A COMPLETE STATEMENT OF TERMS, CONDITIONS, EXCLUSIONS AND LIMITATIONS REGARDING COVERAGE

SUMMARY OF INSURANCE
HOMELAND ENERGY CORP.

Insurer:
Policy No:
Term: August 1, 2007 to August 1, 2008

## DIRECTORS' & OFFICERS' LIABILITY

**NAME INSURED:** Homeland Energy Corp.
*Tshedza Mining Resources Proprietary Ltd.
*Nhalalala Mining Proprietary Ltd.
*Added November 19, 2007

**LIMITS OF LIABILITY:** $5,000,000 per claim
$5,000,000 aggregate

**RETENTION:** $25,000

**DISCOVERY PERIOD:** 100% Unilateral; 150% Bilateral-One year

**PRIOR DATE:** August 15, 2006

**SUBJECT TO:**

- Automatic allocation of defense costs coverage (80/20)
- Derivative Pollution – Side A – Full policy limits
- Pollution Defense Costs Coverage $1,000,000 Sublimit
- *Derivative BI/PD – Full policy limits*
- Insured vs Insured Exclusion
- Incidental Professional Services Coverage: $1,000,000 Sublimit
- Worldwide Coverage
- Employment Practices Liability - $1,000,000 Sublimit
- Entity Coverage for Securities Claims (75/75)
- Priority of Payment Endorsement
- SEC Liability Exclusion
- Conduct Exclusion Amended
- IPO & Secondary Offering Exclusion with Threshold
- Non-Rescindable for Non Identifiable Loss
- Definition of Claim Expanded
- Waived Subsidiary Reporting Requirement
- Outside Directorship Extension – Blanket For-Profit (Triple Excess)
- Non-Cancellable Except 15 days in the event of non-payment

THIS IS A SUMMARY ONLY. PLEASE REFER TO YOUR POLICY FOR A COMPLETE STATEMENT OF TERMS, CONDITIONS, EXCLUSIONS AND LIMITATIONS REGARDING COVERAGE

**SUMMARY OF INSURANCE**
**HOMELAND ENERGY CORP.**

Insurer: [redacted]
Policy No: [redacted]
Term: September 19, 2007 to August 1, 2008

## EXCESS DIRECTORS' & OFFICERS' LIABILITY

**NAME INSURED:** Homeland Energy Corp.

**LIMITS OF LIABILITY:**

$5,000,000 each loss
$5,000,000 aggregate

**UNDERLYING SCHEDULE:**

| Insurer | Policy No. | Term | Type | Limit of Liability |
|---|---|---|---|---|
| [redacted] | [redacted] | 8/1/07-8/1/08 | D&O | $5,000,000 |

THIS IS A SUMMARY ONLY. PLEASE REFER TO YOUR POLICY FOR A COMPLETE STATEMENT OF TERMS, CONDITIONS, EXCLUSIONS AND LIMITATIONS REGARDING COVERAGE

| | |
|---|---|
| Company [redacted] | Arranged by : [redacted] |
| Policy number [redacted] | |
| Contact person [redacted] | |

The insured : Homeland Mining and Energy SA (Pty) Ltd

VAT registration no. : 4090226137

Postal address : P.O. Box 20586
Del Judor Ext 4
Witbank
1044

Telephone no. : 656-1060 ( 013)
Fax number : 656-1086 ( 013)
Email address : johan.jacobs@homelandcorp.com

The business : Coal Mining

Premises : All premises as stated in each section owned, occupied or used by the insured for the purpose of the business, all situated within the territorial limits.

Territorial limits : Republic of South Africa, Namibia, Botswana, Lesotho, Swaziland, Zimbabwe and Malawi, unless otherwise stated in any section.

Period of insurance : From 1 June 2007 to 31 May 2008 both days inclusive and any subsequent period for which the Insurers agree to accept a renewal premium.

Renewal or anniversary date : 1 June 2008

Date : ...../...../.....

..................................................
Signed for and on behalf of the Insurers

## SCHEDULE "Q"

## DUE DILIGENCE SCHEDULE

**NOT UTILIZED**

## SCHEDULE "R"

## MANAGEMENT PLAN

As agreed between Parties this schedule will be added on or before 31/7/08.

**SCHEDULE "S"**

**CAPEX BUDGET 1/4/08-31/12/08**

As agreed between Parties this schedule will be added on or before 31/7/08.

## SCHEDULE "T"

## WIRE TRANSFER INSTRUCTIONS

**REDACTED**

# HOMELAND ENERGY GROUP LTD.

## MANAGEMENT INFORMATION CIRCULAR
AS AT AND DATED MAY 12, 2008

## SOLICITATION OF PROXIES

This management information circular is furnished in connection with the solicitation of proxies by the management of Homeland Energy Group Ltd. (formerly known as Chrysalis Capital IV Corporation) (the "**Company**") to be used at the annual and special meeting of shareholders of the Company (collectively, the "**Shareholders**" or individually, a "**Shareholder**") and any adjournment thereof (the "**Meeting**"), to be held at the time and place and for the purposes set forth in the enclosed Notice of Annual and Special Meeting of Shareholders (the "**Notice**"). It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of the Company at nominal cost. The cost of solicitation will be borne directly by the Company.

The Company has distributed or made available for distribution, copies of the Notice, the management information circular and form of proxy to clearing agencies, securities dealers, banks and trust companies or their nominees (collectively, the "**Intermediaries**") for distribution to Shareholders (the "**Non-Registered Shareholders**") whose shares are held by or in the custody of such Intermediaries. Such Intermediaries are required to forward such documents to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. The solicitation of proxies from Non-Registered Shareholders will be carried out by the Intermediaries or by the Company if the names and addresses of the Non-Registered Shareholders are provided by Intermediaries. The Company will not pay the fees and costs of Intermediaries incurred in connection with the distribution of these materials.

## APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Company. **A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for such Shareholder and on his, her or its behalf at the Meeting other than the persons designated in the enclosed form of proxy.** Such right may be exercised by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to the Company's transfer agent and registrar, Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1 not later than the close of business on Tuesday, June 24, 2008 or delivering it to the chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting. A proxy must be executed by the registered Shareholder or his or her attorney duly authorized in writing or, if the Shareholder is a Company, by an officer or attorney thereof duly authorized.

Proxies given by Shareholders for use at the Meeting may be revoked prior to their use:

(a) by depositing an instrument in writing executed by the Shareholder or by such Shareholder's attorney duly authorized in writing or, if the Shareholder is a Company, by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing:

  (i) at the registered office, 144 Front Street West, Suite 780, Toronto, Ontario, M5J 2L7, at any time up to and including the last business day preceding the day of the Meeting, being Wednesday, June 25, 2008, or any adjournment thereof at which the proxy is to be used; or

  (ii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(b) in any other manner permitted by law.

Unless otherwise disclosed in this management information circular, no person who has been a director or an officer of the Company at any time since the beginning of its last completed financial year, or who is a proposed management nominee for election as a director of the Company or any associate of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

## VOTINGS OF PROXIES

The persons named in the accompanying form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. **In the absence of such direction, such shares will be voted in favour of the passing of the matters set out in the Notice. The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting or any adjournment thereof.** At the time of the printing of this management information circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. **However, if any other matters which at present are not known to the management of the Company should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.**

## ADVICE TO BENEFICIAL SHAREHOLDERS

**The information set forth in this section is of significant importance to non-registered Shareholders.** Only registered shareholders of common shares of the Company (the "**Common Shares**"), or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a non-registered Shareholder (a "**Beneficial Holder**") are registered either:

(a) in the name of an intermediary that the Beneficial Holder deals with in respect of the Common Shares such as, among others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans (an "**Intermediary**"); or

(b) in the name of a depository (such as The Canadian Depository for Securities Limited or "**CDS**") of which the Intermediary is a participant.

In accordance with Canadian securities law, the Company will distribute copies of the Notice, this management information circular and the form of proxy (collectively, the "**Meeting Materials**") to the depository and intermediaries for onward distribution to Beneficial Holders.

Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Typically, intermediaries will use a service company to forward the meeting materials to Beneficial Holders.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of shareholders' meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions that should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting. Beneficial Owners will receive either a management voting instruction form or, less frequently, a management form of Proxy. Often, the voting instruction form supplied to a Beneficial Holder by its broker is identical to that provided to registered shareholders. However, its purpose is limited to

instructing the registered shareholder how to vote on behalf of the Beneficial Holder. Beneficial Holders should follow the procedures set out below, depending on which type of form they receive.

(a) Management Voting Instruction Form. In most cases, a Beneficial Holder will receive, as part of the Meeting Materials, a voting instruction form. If the Beneficial Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Beneficial Holder's behalf), the management voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Beneficial Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Beneficial Holder's behalf), the Beneficial Holder must complete, sign and return the management voting instruction form in accordance with the directions provided, together with a form of proxy giving the right to attend and vote.

(b) Management Form of Proxy. Less frequently, a Beneficial Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) that is restricted as to the number of shares beneficially owned by the Beneficial Holder, but which is otherwise uncompleted. If the Beneficial Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Beneficial Holder's behalf), the Beneficial Holder must complete the management form of proxy and deposit it with Company's transfer agent and registrar, Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1 not later than the close of business on Tuesday, June 24, 2007. If a Beneficial Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Beneficial Holder's behalf), the Beneficial Holder must strike out the names of the persons named in the management form of proxy and insert the Beneficial Holder's (or such other person's) name in the blank space provided and returned to Equity Transfer & Trust Company as described above.

Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("**Broadridge**"). Broadridge typically mails the voting instruction form or proxy forms to the Beneficial Holders and asks Beneficial Holders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions representing the voting of Common Shares to be represented at the Meeting. **A Beneficial Holder receiving a proxy or voting instruction form from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting.** A proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker or other intermediary, a Beneficial Holder may attend at the Meeting as proxy holder for the registered holder and vote their Common Shares in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Common Shares as proxy holder for the registered holder should enter their own names in the blank space on the management form of proxy or voting instruction form provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

## VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Common Shares. The Company has fixed the close of business on Monday, May 12, 2008 as the record date (the "**Record Date**") for the purposes of determining Shareholders entitled to receive the Notice and vote at the Meeting. As at the Record Date, 146,241,159 Common Shares, carrying the right to one vote per share at the Meeting, were issued and outstanding.

In accordance with the provisions of the *Canada Business Corporations Act*, the Company will prepare a list of the shareholders of Common Shares on the Record Date. Each shareholder named on the list will be entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, not later than ten days before the Meeting, that his name be included in the list. In such case the transferee is entitled to vote his Common Shares at the Meeting.

To the knowledge of the directors and executive officers of the Company, as at May 12, 2008, no Person owns, directly or indirectly, or exercises control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to the Common Shares.

## EXECUTIVE COMPENSATION

### Compensation of Officers

"**Named Executive Officers**" means each individual who served as chief executive officer or acted in a similar capacity during the most recently completed financial year, each individual who served as chief financial officer or acted in a similar capacity during the most recently completed financial year, and each of the Company's three most highly compensated executive officers (other than the chief executive officer and the chief financial officer) who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000. In addition, disclosure is also required for certain individuals whose total salary and bonus during the most recent financial year was $150,000, whether or not they are an executive officer at the end of the most recently completed financial year.

As of December 31, 2007, the Company had not yet completed a qualifying transaction pursuant to TSX Venture Exchange Policy 2.4 (the "**CPC Policy**"). Accordingly, none of the executive officers of the Corporation earned in excess of $150,000, as the CPC Policy prohibits directors and officers from receiving any salary while the Company is a capital pool company.

During the fiscal year ended December 31, 2007, the Company had two Named Executive Officers: Mr. Marc Lavine, Chairman and Chief Executive Officer, and Mr. Robert Munro, President and Chief Financial Officer (collectively, the "Named Executive Officers").

### Long-term Incentive Plan ("LTIP") Awards During the Most Recently Completed Financial Year

No LTIP awards were made to the Named Executive Officers during the financial year ended December 31, 2007.

### Option Grants During the Most Recently Completed Financial Year

No incentive stock options were granted to the Named Executive Officers during the financial year ended December 31, 2007.

The following table provides detailed information regarding options exercised by the Named Executive Officers during the fiscal period ended December 31, 2007 and options held by the Named Executive Officers as at December 31, 2007:

| Name | Securities Acquired on Exercise (#) | Aggregate Value Realized ($) | Unexercised Options at December 31, 2004 | | Value of Unexercised In-the-money Options at December 31, 2004 | |
|---|---|---|---|---|---|---|
| | | | Exercisable (#) | Unexercisable (#) | Exercisable ($) | Unexercisable ($) |
| Marc Lavine Chief Executive Officer | Nil | N/A | 326,250 (1) | 0 | 91,350 (2) | N/A |
| Robert Munro Chief Financial Officer | Nil | N/A | 232,000 (1) | 0 | 64,960 (2) | N/A |

**Notes:**
(1) Illustrated on a pre-Consolidation basis.
(2) Based on the closing price on December 31, 2007 of $0.48 and an exercise price of $0.20 (both pre-Consolidation).

**Termination of Employment, Changes in Responsibilities and Employment Contracts**

On February 29, 2008, Stephen Coates replaced Marc Lavine as Chief Executive Officer and Stephen Woodhead replaced Robert Munro as Chief Financial Officer.

The Company has employment agreements with the current Named Executive Officers as follows:

The Company entered into an employment agreement with Stephen Coates effective November 1, 2006 pursuant to which Mr. Coates is entitled to base fees of GBP 125,000 per annum (an increase from GBP 75,000 upon the listing of the Company, effective March 2008). In the event of a liquidity event which results in the sale for cash or liquid paper of more than 50% of the Company's assets, Mr. Coates will receive a one-time bonus payment equal to 1.0% of the transaction value. In the event that there is a "change in control" of the Company, either Mr. Coates or the Company shall have one year from the date of such "change in control" to elect to have the appointment terminated. In the event that such an election is made, the Company shall, within 30 days of such election, make a lump sum termination payment to Mr. Coates that is equivalent to 36 months base fees plus an amount that is equivalent to three times the previous 12-months' remuneration plus an amount that is equivalent to all cash bonuses paid to Mr. Coates in the 36 months prior to the "change in control". All stock options granted, but not yet vested, shall vest immediately.

The Company entered into an employment agreement with Stephen Woodhead effective March 1, 2007 pursuant to which Mr. Woodhead is entitled to base fees of $200,000 per annum. In the event of a liquidity event which results in the sale for cash or liquid paper of more than 50% of the Company's assets, Mr. Woodhead will receive a one-time bonus payment equal to 0.5% of the transaction value. In the event that there is a "change in control" of the Company, either Mr. Woodhead or the Company shall have one year from the date of such "change in control" to elect to have the appointment terminated. In the event that such an election is made, the Company shall, within 30 days of such election, make a lump sum termination payment to Mr. Woodhead that is equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to Mr. Woodhead in the 36 months prior to the "change in control". All stock options granted, but not yet vested, shall vest immediately.

"Change in Control" shall be defined as the acquisition by any person (person being defined as an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Canada Business Corporations Act) of: (1) shares or rights or options to acquire shares of the Company or securities which are convertible into shares of the Company or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 30% or more of the votes entitled to be cast at a meeting of the shareholders of the Company; (2) shares or rights or options to acquire shares, or their equivalent, of any material subsidiary of the Company or securities which are convertible into shares of the material subsidiary or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 30% or more of the votes entitled to be cast a meeting of the shareholders of the material subsidiary; or (3) more than 50% of the material assets of the Company, including the acquisition of more than 50% of the material assets of any material subsidiary of the Company.

The "change of control" provisions in the employment agreements of both Mr. Coates and Mr. Woodhead were "triggered" on April 9, 2008 as a result of the transaction entered into between Homeland Energy Corp. and the GMR Energy Limited, granting GMR Energy Limited options to acquire up to 50% of Homeland Mining and Energy SA (Pty) Ltd, a material subsidiary of the Company. To date, neither the Company nor either of the Named Executive Officers has given notice of their intention to elect to terminate their respective appointments.

The Company has no contract, plan or arrangement providing for payment to a Named Executive Officer on resignation or retirement.

**Compensation of Directors**

No cash compensation was paid to the directors of the Company in their capacity as directors during the financial year ended December 31, 2007. The directors of the Company are eligible to receive options to purchase Common Shares pursuant to the terms of the Company's incentive stock option plan.

## SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of May 12, 2008 regarding the number of Common Shares to be issued upon the exercise of outstanding options and the weighted-average exercise price of the outstanding options in connection with the Company's stock option plan. The Company does not have any equity compensation plans that have not been approved by shareholders:

| Plan Category | Number of Common Shares to be issued upon exercise of outstanding options | Weighted-average exercise price of outstanding options | Number of Common Shares remaining available for future issuance under equity compensation plans |
|---|---|---|---|
| **Stock Option Plan** | 10,817,500 | $0.36 | 3,806,615 (1) |
| **Equity compensation plans not approved by security holders** | - | - | - |
| **Total** | 10,817,500 | $0.36 | 3,806,615 |

**Note:**

(1) Based on 10% of the issued and outstanding Common Shares as at May 12, 2008 of 146,241,159 Common Shares.

## INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at May 12, 2008, no individual who is an executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company or any of its subsidiaries pursuant to the purchase of securities or otherwise.

No individual who is, or at any time during the financial year ended December 31, 2007 was, a director or executive officer of the Company, a proposed management nominee for election as a director of the Company, or an associate of any such director, executive officer or proposed nominee, was indebted to the Company or any of its subsidiaries during the financial year ended December 31, 2007 or as at May 12, 2008 in connection with security purchase programs or other programs.

## MANAGEMENT CONTRACTS

No management functions of the Corporation are performed to any substantial degree by a person other than the directors or executive officers of the Corporation.

## REPORT ON CORPORATE GOVERNANCE

Maintaining a high standard of corporate governance is a top priority for the board of directors of the Company (the **"Board"**) and the Company's management as both believe that effective corporate governance will help create and maintain shareholder value in the long term. A description of the Company's corporate governance practices, which addresses the matters set out in National Instrument 58-101 – *Disclosure of Corporate Governance Practices* (**"NI 58-101"**), is set out below:

### Background

**Homeland Energy Group Ltd.** (formerly known as Chrysalis Capital IV Corporation) ("Homeland" or the "Company") was incorporated under the *Canada Business Corporations Act* on October 12, 2006. The Company was set up as a capital pool company under the policies of the TSX Venture Exchange and was listed on February 12, 2007. Following the closing of the qualifying transaction on **February 29, 2008,** the principal business activity of the Company changed to become the acquisition, exploration and development of energy related resource properties in southern Africa. Homeland Energy Group Ltd. is now a producing coal company, traded on the Toronto Stock Exchange under the symbol "**HEG**".

On June 13, 2007, the Company entered into an agreement with Homeland Energy Corp. pursuant to which the Company agreed to acquire all of the issued and outstanding common shares of Homeland Energy Corp. This transaction constituted a reverse take-over of the Company by Homeland Energy Corp. inasmuch as the former shareholders of Homeland Energy Corp. now own a substantial majority of the outstanding common shares of the Company, and five of the six members of the board of directors of the Company are designees of Homeland Energy Corp.

Prior to the merger, the Company consolidated its common shares on a one-for-two basis and Homeland Energy Corp. split its common shares on a four-for-one basis. Upon the merger, the Company then issued one common share for each common share of Homeland Energy Corp. issued and outstanding immediately prior to the merger. The outstanding options, warrants and other convertible securities of Homeland Energy Corp. are exercisable for common shares of the Company based on the same exchange ratios.

### Independence of Directors

The Board currently consists of a total of six directors of which Laurence Curtis and Neil McLoughlin are considered "independent"; as such term is defined in NI 58-101. Tom Griffis and Stephen Coates are not considered independent as they are executive officers of the Company, and Avrom Howard and Robert

Munro are not considered independent as they were executive officers of the Company with the past three years.

**Directorships**

The following directors of the Company presently serve as directors of other reporting issuers as follows:

| Name | Name of Reporting Issuer | Name of Exchange or Market | Position | Term |
|---|---|---|---|---|
| Stephen E. Coates | Homeland Uranium Inc. | Reporting Issuer – Ontario | Director<br>Chairman | January 2007 – present |
| | Exploratus Ltd. | Reporting Issuer – Manitoba | Director | August 2005 – present |
| Avrom E. Howard | Homeland Uranium Inc. | Reporting Issuer – Ontario | Director<br>VP Exploration | January 2007 – present |
| Dr. Laurence Curtis | Intrepid Mines Limited | TSX.V | Director | June 1996 – present |
| | Alturas Minerals Corp. | TSX.V | Director | 2005 – present |
| | High River Gold Mines Ltd. | TSX | Director | 2001 – present |
| Robert Munro | Chrysalis Capital VI Corporation | TSX.V | Director<br>President and CFO | April 2008 – present |
| | Chrysalis Capital V Corporation | TSX.V | Director<br>President and CFO | October 2007 – present |
| | U.S. Silver Company (formerly Chrysalis Capital III Corporation) | TSX.V | Director | December 2006 – present |

**Orientation and Continuing Education**

While the Company does not yet have a formal continuing education program, the directors individually and as a group are encouraged to keep themselves informed on changing corporate governance and legal issues. Directors are individually responsible for updating their skills required to meet their obligations as directors. In addition, the Board undertakes thorough strategic planning sessions with Management and all Directors have visited the Company's principal operational locations where they have had open dialogue with technical and administrative employees.

**Ethical Business Conduct**

The Board is responsible for promoting an ethical business culture and fostering an environment that places an emphasis on compliance. The Board monitors compliance, including through receipt by the Audit Committee of reports of unethical behaviour. To ensure that an ethical business culture is maintained and promoted, directors are encouraged to exercise their independent judgment. If a director

has a material interest in any transaction or agreement that the Company proposes to enter into, such director is expected to disclose such interest to the Board in compliance with the applicable laws, rules and policies which govern conflicts of interest in connection with such transaction or agreement. Further, any director who has a material interest in any proposed transaction or agreement will be excluded from the portion of the Board meeting concerning such matters and will be further precluded from voting on such matters.

**Nomination of Directors**

The Board is responsible for the identification and assessment of potential directors. While no formal nomination procedures are in place to identify new candidates, the Board does review the experience and performance of nominees for election to the Board. Members of the Board are canvassed with respect to the qualifications of a prospective candidate and each candidate is evaluated with respect to his or her experience and expertise, with particular attention paid to those areas of expertise that could complement and enhance the current composition of the Board. The Board also assesses any potential conflicts, independence or time commitment concerns that the candidate may present.

**Compensation**

At present, compensation of $30,000 per annum (and the grant of incentive stock options) is paid to the non-executive directors of the Company in their capacity as directors.

**Assessments**

The Board is currently responsible for assessing the effectiveness of the Board, the individual directors and the Audit Committee.

**Audit Committee**

The Audit Committee's primary purpose is to assist the Board in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting and accounting compliance, the audit process and processes for identifying, evaluating and monitoring the management of the Company's principal risks impacting financial reporting. The Audit Committee also assists the Board with the oversight of financial strategies and overall risk management.

The Audit Committee is composed of Robert Munro (Chair), Laurie Curtis and Neil McLoughlin, each of whom is a director of the Company. All members of the Audit Committee are not employees, Control Persons (as defined by the rules and policies of the Exchange) or officers of the Company. Laurie Curtis and Neil McLoughlin are "independent" as such term is defined in Multilateral Instrument 52-110 – *Audit Committees* (**"MI 52-110"**). The Company is of the opinion that all three members of the Audit Committee are "financially literate" as such term is defined in MI 52-110.

A copy of the charter of the Audit Committee is attached hereto as Schedule "A".

**Relevant Education and Experience**

All the members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements.

**Audit Committee Oversight**

At no time since the commencement of the Company's most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the Company's external auditors not been adopted by the Board.

**Reliance on Certain Exemptions**

At no time since the commencement of the Company's most recently completed financial year has the Company relied on exemptions in relation to "*De Minimus Non-Audit Services*" or any exemption provided by Part 8 of MI 52-110.

**Pre-Approval Policies and Procedures**

Pursuant to the terms of the Charter reproduced as Schedule "A", the Audit Committee shall pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor.

**External Auditor Service Fees (By Category)**

(a) *Audit Fees* - The Company's external auditors billed the Company approximately $44,700 during the financial year ended December 31, 2007 for audit fees.

(b) *Audit-Related Fees* – The Company's external auditors did not bill the Company any amount during the financial year ended December 31, 2007 for assurance and related services that are reasonably related to the performance of the audits or reviewing the Company's financial statements and are not included under "Audit Fees".

(c) *Tax Fees* – The Company's external auditors did not bill the Company any amount during the financial year ended December 31, 2007 for services related to tax compliance, tax advice and tax planning.

(d) *All Other Fees* – The Company's external auditors did not bill the Company any amount during the financial year ended December 31, 2007 for services other than those reported above.

**Exemption**

The Company is relying upon the exemption in section 6.1 of MI 52-110.

## INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no "informed person" (as such term is defined in National Instrument 51-102 - *Continuous Disclosure Obligations*) or proposed nominee for election as a director of the Company or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction in which the Company has participated since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or will materially affect the Company.

Under the terms of an agreement concluded in May 2007, the introducing party, now an Executive Vice President of the Company, is entitled to a finder's fee of 4% of the funds received by Homeland Energy Corp. from GMR Energy Limited in terms of the Share Purchase Agreement dated April 9, 2008 through the sale of up to a 50% interest in Homeland Mining and Energy SA (Pty) Ltd.

## INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person or company who is, or at any time during the financial year ended December 31, 2007 was, a director or executive officer of the Company, a proposed management nominee for election as a director of the Company, or an associate or affiliate of any such director, executive officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors.

## PARTICULARS OF MATTERS TO BE ACTED UPON

### 1. Election of Directors

It is proposed to fix the number of directors for the ensuing year at six. At the Meeting, shareholders will be asked to elect six directors (the "**Nominees**"). The following table provides the names of the Nominees and information concerning such Nominees. **The persons named in the enclosed form of proxy intend to vote for the election of the Nominees.** Management does not contemplate that any of the Nominees will be unable to serve as a director. Each Nominee elected will hold office until his successor is elected at the next annual meeting of the Corporation, or any adjournment thereof, or until his successor is elected or appointed unless his office is earlier vacated in accordance with the articles of the Corporation.

Advance notice of this Meeting was published on April 25, 2008. No nomination for election of directors has been received by the Corporation pursuant thereto.

It is proposed that the persons named below will be nominated for election as directors at the Meeting:

| Name, Province and County of Residence | Present Occupation and Positions Held During the Last Five Years | Number of Common Shares [(1)] | Director Since |
|---|---|---|---|
| A. Tom Griffis [3]<br>Ontario, Canada | Chairman, Homeland Energy Group<br>(January 2006 – present)<br>President, Griffis International<br>(June 1985 – present) | 2,163,864 | February 29, 2008 |
| Stephen E. Coates<br>London, England | President and Chief Executive Officer, Homeland Energy Group<br>(December 2004 – present)<br>President, Grove Communications<br>(May 2003 – August 2006) | 3,355,000 | February 29, 2008 |
| Avrom E. Howard [3]<br>Colorado, U.S.A. | VP Exploration, Homeland Uranium<br>(July 2007 – present)<br>VP Exploration, Odyssey Resources<br>(February 2007 – June 2007)<br>President and Chief Executive Officer, Odyssey Resources<br>(December 1994 – January 2007) | 3,116,000 | February 29, 2008 |
| Neil McLoughlin [2 3]<br>County Fermanagh, Northern Ireland | Director, Bridge Investment Corp<br>(March 2003 – December 2006) | 1,200,000 | February 29, 2008 |
| Dr. Laurence Curtis [2 4]<br>Ontario, Canada | President and Chief Executive Officer, Intrepid Mines<br>(June 1996 – present) | 1,200,000 | February 29, 2008 |
| Robert Munro [2 4]<br>Ontario, Canada | President, Chief Financial Officer and Secretary, The Chrysalis Capital Group<br>(March 2006 - present)<br>Director, Data Essentials & Applications, Rogers Wireless Partnership<br>(March 2003 – February 2006) | 50,000 | October 12, 2006 |

**Notes:**

(1) Beneficially Owned or over which Control is Exercised - The information as to Common Shares beneficially owned or over which the Nominees exercise control or direction, not being within the knowledge of the Company, has been furnished by the respective Nominees.
(2) Member of the Audit Committee.
(3) Proposed member of the Compensation Committee.
(4) Proposed member of the Corporate Governance Committee.

The following is a brief description of the principal occupations of the above-named individuals during the last five years, along with other biographical information:

*Robert Munro*

Robert Munro is the President, Chief Financial Officer and a co-founder of The Chrysalis Capital Group Inc. He was President and Chief Financial Officer of Chrysalis Capital III Corporation until completion of a qualifying transaction with U.S. Silver Corporation on December 28, 2006. He was also Vice-President of both Chrysalis Capital Corporation (now PharmEng) and Chrysalis Capital II Corporation (now Tangarine). Prior to joining The Chrysalis Capital Group Inc., Mr. Munro served as Director, Data Product Management with Rogers AT&T Wireless Inc. (**"Rogers"**) from March 2003 to February 2006. Mr. Munro holds a Bachelor of Arts degree from Huron College, the founding college of the University of Western Ontario, as well as several certificates in Project Management from Ryerson University.

*A. Tom Griffis*

Mr. Griffis is President of Griffis International Limited (**"GIL"**), a private investment and corporate management firm based in Toronto, Canada. GIL is focused on emerging resources companies which require early- to mid-stage financing, located in West Africa and South America. Mr. Griffis also founded Pan African Uranium, which was acquired by Homeland Energy Corp. in 2006. Mr. Griffis is Chairman of Homeland Energy Group Ltd., and has served as Chairman and Chief Executive Officer of several other public and private resource companies.

*Stephen Coates*

Mr. Coates founded Homeland Energy Corp. in 2004 and now serves as President and Chief Executive Officer of Homeland Energy Group Ltd. as well as Chairman of Homeland Uranium Inc. Mr. Coates is an experienced consultant on strategic relationships, business development and communications to the junior mining sector. He has been a volunteer director of numerous service organizations and an active fundraiser. Mr. Coates is a director of, and advisor to, several companies including Nuna Gold and Juno Special Situations Fund.

*Avrom E. Howard*

Mr. Howard has broad international experience as a minerals exploration geologist and mining company executive as well as considerable corporate-financial and management experience. Mr. Howard founded Odyssey Resources Limited and acted as its President and Chief Executive Officer. Mr. Howard is the Vice President, Exploration for Homeland Uranium Inc. Mr. Howard graduated from the University of Colorado with a Masters degree in Geology after achieving his baccalaureate from the University of Toronto. He holds the accreditation of Professional Geoscientist and is a Fellow of the Gemological Association of Great Britain.

*Neil McLoughlin*

Mr. McLoughlin was Director of Bridge Investment Corporation until December 2006 and Fund Manager at Abu Dhabi Investment Corporation until December 2001. He has knowledge of the resource sector and the capital markets in the continental Europe, Asia Pacific and the Middle East. He has been a director and advisor to several boards and is a key source of knowledge on international financial markets. Mr. McLoughlin has a degree in Economics and extensive experience in the financial industry. He has worked in Europe, the Middle East and Asia in corporate finance and investment management.

*Laurence Curtis – Independent Director*

Mr. Curtis is a geologist with over 35 years of international experience in the natural resource sector, with direct experience in Africa, Greenland, North, South and Central America, and in the Pacific. Mr. Curtis was President of Curtis & Associates, a mineral resource consulting firm, from 1980 to 1996. Mr. Curtis founded Intrepid Minerals Corporation in 1995 and was President, Chief Executive Officer and director for ten years prior to its merger with NuStar Mining in 2006 and Emperor Mines in 2007. Mr. Curtis continues to serve as President and director of Intrepid Mines. Mr. Curtis is a member of the Association of the Professional Geoscientists of Ontario and is currently a director of High River Gold Mines Ltd and Alturas Minerals Corporation and was previous a director of Wheaton River and North American Metals.

**IT IS INTENDED THAT THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR SUCH RESOLUTION. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS DIRECTORS. HOWEVER, IF FOR ANY REASON, ANY OF THE**

**PROPOSED NOMINEES DO NOT STAND FOR ELECTION OR ARE UNABLE TO SERVE AS SUCH, PROXIES IN FAVOUR OF MANAGEMENT DESIGNEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS OR HER PROXY THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.**

## 2. Appointment of Auditor

Management proposes to nominate Deloitte&Touche LLP, Chartered Accountants, which firm has been auditor of the Company since 2006, as auditor of the Company to hold office until the next annual meeting of Shareholders.

**IT IS INTENDED THAT THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF DELOITTE&TOUCHE LLP, CHARTERED ACCOUNTANTS, AS AUDITOR OF THE COMPANY AND THE AUTHORIZING OF THE DIRECTORS TO FIX THEIR REMUNERATION. AN AFFIRMATIVE VOTE OF A MAJORITY OF THE VOTES CAST AT THE MEETING IS SUFFICIENT FOR THE APPOINTMENT OF THE AUDITOR.**

## 3. Stock Option Plan

*Summary of Stock Option Plan*

The policies of the Exchange provide that the Board may from time to time, in its discretion, and in accordance with the Exchange requirements, grant incentive stock options to directors, officers, employees, management company employees and consultants of the Company and its Affiliates ("Participants").

The purpose of the stock option plan (the "**Stock Option Plan**") established by the Company is to provide the optionees with an opportunity to purchase Common Shares and benefit from the appreciation thereof. Management believes that this proprietary interest in the Company will provide an increased incentive for the optionees to contribute to the future success and prosperity of the Company, thus enhancing the value of the Common Shares for the benefit of all of the shareholders and increasing the ability of the Company to attract and retain individuals of exceptional skill.

The aggregate number of Common Shares of the Company allocated and made available to be granted to Participants under the Stock Option Plan shall not exceed 10% of the issued and outstanding Common Shares of the Company as at the date of grant (on a non-diluted basis). The Option Price shall be fixed by the Board at the time the Option is granted to a Participant. In no event shall the Option Price be less than the Fair Market Value. The term of the Option shall be a period of time fixed by the Board, not to exceed ten years. The issuance of Common Shares to Insiders pursuant to the Plan and other share compensation arrangements within a one-year period may not exceed 10% of the outstanding Common Shares (on a non-diluted basis), and the issuance of Common Shares to any one Insider and such Insider's associates pursuant to the Plan and other share compensation arrangements within a one-year period may not exceed 5% of the outstanding Common Shares (on a non-diluted basis), unless disinterested shareholder approval is obtained. Pursuant to the Stock Option Plan, the maximum number of Common Shares reserved for issuance in any one-year period to any one optionee other than a consultant may not exceed 5% of the issued and outstanding Common Shares at the date of the grant. The maximum number of Common Shares reserved for issuance in any one-year period to any consultant may not exceed 2% of the issued and outstanding Common Shares at the date of the grant and the maximum number of Common Shares reserved for issuance in any one-year period to all persons engaged in investor relations activities may not exceed 2% of the issued and outstanding Common Shares at the date of the grant. Incentive stock options granted to any optionee while the Company was a CPC, and who has not continued as a director, officer, technical consultant or employee of the Company have a maximum term of the later of February 29, 2009

and 90 days after the optionee ceases to be a director, officer, technical consultant or employee of the Company. The Stock Option Plan proposed, provides that the Board may grant options which allow an optionee to elect to exercise their options on a "cashless basis", whereby the optionee, instead of making a cash payment for the aggregate exercise price, shall be entitled to be issued such number of Common Shares equal to the number which results when (i) the difference between the aggregate Fair Market Value of the Common Shares underlying the option and the aggregate exercise price of such option is divided by (ii) the Fair Market Value of each Common Share. "Fair Market Value" as defined in the Stock Option Plan means the closing price as reported by the Toronto Stock Exchange on the last trading day immediately preceding the exercise date.

In the event of the Participant ceasing to be a director, officer, employee or consultant of the Company or a Subsidiary for any reason other than death, including the resignation or retirement of the Participant or the termination by the Company or a Subsidiary of the employment of the Participant, prior to the Expiry Time, such Option may be exercised as to such Common Shares in respect of which the Option has not previously been exercised (and as the Participant would have been entitled to exercise) at any time up to and including the earlier of: (a) the Expiry Time; and (b) a date that is ninety (90) days following the effective date of such resignation or retirement or a date that is ninety (90) days following the date notice of termination of employment is given by the Company or a Subsidiary, whether such termination is with or without reasonable notice, and subject to such shorter period as may be otherwise specified in the stock option agreement. In the event of termination for cause, such Option shall expire and terminate immediately at the time of delivery of notice of termination of employment for cause to the Participant by the Company or a Subsidiary. In the event the Participant is engaged in Investor Relations Activities and ceases to provide such Investor Relations Activities to the Company or a Subsidiary for any reason, prior to the Expiry Time, such Option shall cease and terminate on the thirtieth ($30^{th}$) day following the date notice of termination of such Investor Relations Activities is given, or at the Expiry Time, whichever occurs first. In the event of the death of a Participant on or prior to the Expiry Time, such Option may be exercised by the legal personal representatives of the Participant at any time up to and including a date one (1) year from the date of death of the Participant, or up to the Expiry Time, whichever occurs first. Options shall not be affected by any change of employment of the Participant where the Participant continues to be employed by the Company or any of its Subsidiaries.

The Board has the authority to make the following amendments to the Plan, without requiring shareholder approval: (a) minor changes of a "house-keeping nature"; (b) amending options under the Plan, including with respect to the option period (provided that the period during which an option is exercisable does not exceed ten years from the date the option is granted and that such option is not held by an Insider), vesting period, exercise method and frequency, subscription price (provided that such option is not held by an Insider) and method of determining the subscription price, assignability and effect of termination of a participant's employment or cessation of the participant's directorship; and (c) advancing the date on which any option may be exercised or extending the expiration date of any option, provided that the period during which an option is exercisable does not exceed 10 years from the date the option is granted. All other amendment to the Plan or entitlements granted pursuant to the Plan will require the approval of the Company's shareholders.

*Approval of the Stock Option Plan*

As the Stock Option Plan provides for a rolling maximum number of Common Shares, which may be issuable upon the exercise of options granted under the Stock Option Plan, the TSX Company Manual requires that the Stock Option Plan receive shareholder approval every three years at the annual shareholders' meeting. Accordingly, Shareholders will be asked to consider and, if thought appropriate, pass a resolution approving the Stock Option Plan for the ensuing three-year period.

Accordingly, the shareholders will be asked to pass the following ordinary resolution at the Meeting:

**BE IT RESOLVED THAT:**

1. the stock option plan of the Company (the "**Stock Option Plan**") be and is hereby authorized and approved; and

2. all unallocated options under the Stock Option Plan be and are hereby approved; and

3. the Company has the ability to continue granting options under the Stock Option Plan until June 26, 2011, that is until the date that is three (3) years from the date where shareholder approval is being sought; and

4. any one director or officer of the Company is hereby authorized and directed, for and on behalf of the Company, to do all such things and to execute such documents, whether under the corporate seal of the Company or otherwise, that may be necessary to give effect to the foregoing resolution.

**UNLESS SUCH AUTHORITY TO DO SO IS WITHHELD, IT IS INTENDED THAT THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF SUCH RESOLUTION. IF SHAREHOLDER APPROVAL OR THE APPROVAL OF THE TORONTO STOCK EXCHANGE IS NOT RECEIVED, THE PROPOSED AMENDMENT TO THE PLAN WILL NOT PROCEED.**

## OTHER BUSINESS

Management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

## ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company's consolidated financial statements and Management's Discussion and Analysis ("**MD&A**") for the year ended December 31, 2007. In addition, copies of the Company's annual financial statements and MD&A and this management information circular may be obtained upon request to the Company. The Company may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Company.

## APPROVAL OF BOARD OF DIRECTORS

The contents of this management information circular and the sending of it to each director of the Company, to the auditor of the Company, to the Shareholders and to the appropriate governmental agencies, have been approved by the directors of the Company.

Dated: May 12, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

*(Signed) "A.T. Griffis"*

Chairman

## SCHEDULE "A"
## AUDIT COMMITTEE CHARTER

(Implemented pursuant to Multilateral Instrument 52-110)

Multilateral Instrument 52-110 (the "**Instrument**") relating to the composition and function of audit committees was implemented for Ontario reporting companies and, accordingly, applies to every Toronto Stock Exchange listed company, including the Company. The Instrument requires all affected issuers to have a written audit committee charter which must be disclosed, as stipulated by Form 52-110F2, in the management information circular of the Company wherein management solicits proxies from the security holders of the Company for the purpose of electing directors to the board of directors.

This Charter has been adopted by the board of directors in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting processes of the Company. Nothing in this Charter is intended to restrict the ability of the board of directors or the Audit Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.

### Audit Committee Mandate

(a) The board of directors (the "Board") shall elect annually from among its members at the first meeting of the Board following the annual meeting of the shareholders, a committee to be known as the audit committee (the "Audit Committee") to be composed of three directors, with a minimum of two Independent Directors, or such other number not less than three as the Board may from time to time determine. A majority of the Independent Directors shall constitute a quorum.

(b) Any member of the Audit Committee may be removed or replaced at any time by the Board. Any member of the Audit Committee ceasing to be a director shall cease to be a member of the Audit Committee. Subject to the foregoing, each member of the Audit Committee shall hold office as such until the next annual appointment of members after his election. Any vacancy occurring in the Audit Committee shall be filled at the next meeting of the Board.

(c) The responsibilities of the Audit Committee shall be to:

With respect to Financial Accounting Matters,

1. Review with management and the external auditors the annual consolidated financial statements, the annual report including the management discussion and analysis, and the press release before making recommendations to the Board relating to approval of the statements. *Timing: year-end.*

2. Review with management, and if deemed necessary, with the external auditors the interim financial statements, the quarterly report including the management discussion and analysis, and the press release (if any) before making recommendations to the Board relating to approval of the statements. *Timing: first three quarters.*

3. Review with management all financial disclosure included in a prospectus or annual information form or any other public disclosure document containing financial information before making recommendations to the Board relating to the approval of the same. *Timing: as required.*

4. Review annually the accounting principles and practices followed by the Company and any changes in the same as they occur. *Timing: annually near year-end.*

5. Review new accounting principles of the International Accounting Standards Board which would have a significant impact on the Company's financial reporting as reported to the audit committee by management and/or the external auditors. *Timing: annually near year-end.*

6. Review estimates and judgments and choices of accounting alternatives which are material to reported financial information as reported to the audit committee by management. *Timing: each quarter and at year-end.*

7. Review the status of material contingent liabilities as reported to the audit committee by management. *Timing: each quarter and at year-end.*

8. Review the status of income tax returns and potentially significant tax problems as reported to the audit committee by management. *Timing: immediately as known.*

9. Review any errors or omissions in the current or prior year's financial statements. *Timing: immediately as known.*

With respect to the External Auditors,

1. Review with management the performance and independence of the external auditors and report thereon to the Board at least annually, including, where appropriate, a recommendation to replace the external auditor. *Timing: year-end.*

2. Review with management the engagement letter of the external auditors and the scope and timing of the audit work to be performed as outlined in the Audit Plan. *Timing: semi-annually.*

3. Review with the external auditors the performance of management involved in the preparation of financial statements and any problems encountered by the external auditors, any restrictions on the auditors' work, the cooperation received in the performance of the audit and the audit findings. *Timing: year-end.*

4. Review the management letter with the external auditors noting any significant recommendations on internal control made by them to management and management's response to the recommendations. *Timing: mid-year starting in second year.*

5. Review with management and the external auditors their estimated and actual audit fees. *Timing: mid-year.*

6. Receive and review with the external auditors a formal written statement prepared by the external auditors that discloses all relationships, including the nature of and fees for any non-audit services performed for the Company, between the external auditor and the Company and consider whether the nature and extent of such services could impact on the objectivity and independence of the external auditor and, if necessary, recommending that the full board take appropriate action to oversee the independence of the external auditor. *Timing: as required.*

With respect to General Audit Matters,

1. Inquire of management, and the external auditors as to any activities that may be or may appear to be illegal or unethical. *Timing: each quarter and at year-end.*

2. Review with management, and if deemed necessary, with the external auditors any material frauds reported to the audit committee. *Timing: immediately as known.*

3. Review with the external auditors the adequacy of staffing for accounting and financial responsibilities. *Timing: year-end.*

4. Report and make recommendations to the Board as the committee considers appropriate. *Timing: as required.*

With respect to Corporate Accountability, establish procedures for:

1. the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls and auditing matters; and

2. the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(d) In addition, the Board may refer to the Audit Committee such matters and questions relating to the Company and its affiliates as the Board may from time to time see fit.

(e) Any member of the Audit Committee may require the auditors to attend any or every meeting of the Audit Committee.

(f) Any member of the Audit Committee may require experts to attend a meeting of the Audit Committee.

(g) The Audit Committee shall elect annually a chairman from among its members.

(h) The Audit Committee shall review and reassess the adequacy of its formal mandate on an annual basis.

(i) The times of and the places where meetings of the Audit Committee shall be held and the calling of and procedure at such meetings shall be determined from time to time by the Audit Committee; provided that notice of every such meeting and the circulation of the financial statements to committee members is at least 48 hours prior to the meeting. The auditors of the Company also shall be given such notice of meetings and shall be entitled to attend and be heard thereat, and the meetings shall be convened whenever requested by the auditors, or any member of the Audit Committee.

(j) The Audit Committee shall support the senior management team and the Board in keeping abreast of changes occurring or proposed to regulatory requirements and / or general accounting guidelines, such that the Company adopts "best in class" accounting and internal control policies and practices.

(k) All prior resolutions of the Board relating to the constitution and responsibilities of the Audit Committee are hereby repealed.

*Outside of the Mandate, but as a matter of routine at each Audit Committee Meeting, the Chief Financial Officer will make a series of reports which will include:*

1. *The CFO is not aware of any frauds or thefts of Company property.*
2. *The CFO is not aware of any activities that may be illegal or unethical.*
3. *There are no new contingent liabilities, except as reported.*
4. *There are no new tax reassessments or other tax issues, except as reported.*
5. *There are no prior year accounting adjustments, except as reported.*

SCHEDULE "B"
HOMELAND ENERGY GROUP LTD.

## STOCK OPTION PLAN

1. **Purpose of the Plan**

The purpose of the Stock Option Plan is to provide the Participants with an opportunity to purchase Common Shares and benefit from the appreciation thereof. This proprietary interest in the Company will provide an increased incentive for the Participants to contribute to the future success and prosperity of the Company, thus enhancing the value of the Common Shares for the benefit of all the shareholders and increasing the ability of the Company and its Subsidiaries to attract and retain individuals of exceptional skill.

2. **Defined Terms**

Where used herein, the following terms shall have the following meanings (all other capitalized terms used and not defined herein shall have the meanings ascribed to them in the TSX Company Manual):

**"Acceleration Right"** means the Participant's right, in certain circumstances, to exercise its outstanding Option as to all or any of the Common Shares in respect of which such Option has not previously been exercised and which the Participant is entitled to exercise, including in respect of Common Shares not otherwise vested at such time;

**"Blackout Period"** means any period during which a policy of the Company prevents Insiders from trading in the Common Shares;

**"Board"** means the board of directors of the Company;

**"Common Shares"** means the common shares in the capital of the Company or, in the event of an adjustment contemplated by Article 8 hereof, such shares to which a Participant may be entitled upon the exercise of an Option as a result of such adjustment;

**"Company"** means Homeland Energy Group Ltd. (formerly known as Chrysalis Capital IV Corporation), and includes any successor Company thereof;

**"Exchange"** means the Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, then on any stock exchange in Canada on which such shares are listed and posted for trading or any other regulatory body having jurisdiction as may be selected for such purpose by the Board;

**"Exercise Notice"** means the notice in writing signed by the Participant or the Participant's legal personal representatives addressed to the Company specifying an intention to exercise all or a portion of the Option;

**"Expiry Time"** means the time at which the Option will expire, being 4:00 p.m. (Toronto time) on a date to be fixed by the Board at the time the Option is granted, which date will not be more than ten years from the date of grant;

**"Fair Market Value"** means, at any date in respect of the Common Shares, the closing price of the Common Shares as reported by the Exchange on the last trading day immediately preceding such date or, if the Common Shares are not listed on any stock exchange, a price determined by the Board;

**"Insider"** has the meaning ascribed thereto in the TSX Company Manual;

**"Option"** means an option to purchase Common Shares from treasury granted by the Company to a Participant, subject to the provisions contained herein;

**"Option Price"** means the price per share at which Common Shares may be purchased under the Option, as the same may be adjusted herein;

**"Participants"** means the directors, officers and employees of, and consultants to, the Company or its Subsidiaries, as defined by the relevant Exchange and, subject to compliance with the applicable requirements of the Exchange, the Personal Holding Companies of such persons, to whom an Option has been granted by the Board pursuant to the Plan and which Option or a portion thereof remains unexercised;

**"Personal Holding Company"** means a company of which at least 50% of the voting shares are beneficially owned, directly or indirectly, by a director, officer or employee of, or consultant to, the Company or its Subsidiaries, and the remaining shares of which are beneficially owned, directly or indirectly, by any one or more of the spouse, minor children or minor grandchildren of such director, officer, employee or consultant and such entity shall be bound by the Plan in the same manner as if the Options were held directly;

**"Plan"** means this stock option plan of the Company, as the same may be amended or varied from time to time;

**"Subsidiary"** means any Company that is a subsidiary of the Company, as such term is defined under the *Canada Business Corporations Act*, as such provision is from time to time amended, varied or re-enacted, or a "related entity" as defined in section 2.22 of National Instrument 45-106; and

**"Take-Over Bid"** has the meaning ascribed thereto in the *Securities Act* (Ontario), as such provision is from time to time amended, varied or re-enacted.

3. **Administration of the Plan**

The Board shall administer this Plan. Options granted under the Plan shall be granted in accordance with determinations made by the Board pursuant to the provisions of the Plan as to: (a) the Participants to whom and the time or times at which the Options will be granted; (b) the number of Common Shares which shall be the subject of each Option; (c) any vesting provisions attaching to the Option; and (d) the terms and provisions of the respective stock option agreements, provided however, that each director, officer, employee or consultant shall have the right not to participate in the Plan and any decision not to participate therein shall not affect the employment by or engagement with the Company. The Board shall ensure that Participants under the Plan are eligible to participate under the Plan, and, if required by the Exchange, shall represent and confirm that the Participant is a bona fide employee, consultant or management company employee (as defined in the policies of the Exchange).

The Board may, from time to time, adopt such rules and regulations for administering the Plan as it may deem proper and in the best interests of the Company and may, subject to applicable law, delegate its powers hereunder to administer the Plan to a committee of the Board (the **"Compensation Committee"**). The Committee shall be comprised of two or more members of the Board who shall serve at the pleasure of the Board. Vacancies occurring on the Committee shall be filled by the Board.

The Committee (or the Board where the Committee has not been constituted) shall have the power to delegate to any member of the Board or officer so designated (the **"Administrator"**), with the power to determine which Eligible Persons are to be granted Options and to grant such Options, the number of Common Shares purchasable under each Option, the Option Price and the time or times when and the manner in which Options are exercisable, and the Administrator shall make such determinations in accordance with the provisions of this Plan and with applicable securities and stock exchange regulatory requirements, subject to final approval by the Committee or Board.

4. **Granting of Option**

Participants may be granted Options from time to time. The grant of Options will be subject to the conditions contained herein and may be subject to additional conditions determined by the Board from time to time. Each Option granted hereunder shall be evidenced by an agreement in writing, signed on behalf of the

Company and by the Participant, in such form as the Board shall approve from time to time. Each such agreement shall recite that it is subject to the provisions of this Plan.

The aggregate number of Common Shares of the Company allocated and made available to be granted to Participants under the Plan shall not exceed 10% of the issued and outstanding Common Shares of the Company as at the date of grant (on a non-diluted basis). As a result, should the Company issue additional Shares in the future, the number of Shares issuable under the Stock Option Plan will increase accordingly. The Stock Option Plan of the Company is considered as an "evergreen" plan, since the Shares covered by Options which have been exercised shall be available for subsequent grants under the Stock Option Plan. Common Shares in respect of which Options are cancelled or not exercised prior to expiry, for any reason, shall be available for subsequent Option grants under the Plan. No fractional shares may be purchased or issued hereunder.

The Company shall at all times, during the term of the Plan, reserve and keep available such number of Common Shares as will be sufficient to satisfy the requirements of the Plan.

Any grant of Options under the Plan shall be subject to the following restrictions:

(a) the aggregate number of Common Shares reserved for issuance pursuant to Options granted to any one Participant in any one-year period may not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis);

(b) the aggregate number of Common Shares reserved for issuance pursuant to Options granted to Insiders may not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis), unless disinterested shareholder approval is obtained;

(c) the issuance of Common Shares to Insiders pursuant to the Plan and other share compensation arrangements within a one-year period may not exceed 10% of the outstanding Common Shares (on a non-diluted basis), unless disinterested shareholder approval is obtained;

(d) the issuance of Common Shares to any one Insider and such Insider's associates pursuant to the Plan and other share compensation arrangements within a one-year period may not exceed 5% of the outstanding Common Shares (on a non-diluted basis), unless disinterested shareholder approval is obtained;

(e) the issuance of Common Shares to any one Consultant within a one-year period may not exceed 2% of the Outstanding Common Shares (on a non-diluted basis) at the date of grant; and

(f) the issuance of Common Shares to an Employee conducting Investor Relations Activities may not exceed, in the aggregate, 2% of the outstanding Common Shares.

The Board may grant Options which allow a Participant to elect to exercise its Option on a "**cashless basis**", whereby the Participant, instead of making a cash payment for the aggregate exercise price, shall be entitled to be issued such number of Common Shares equal to the number which results when: (i) the difference between the aggregate Fair Market Value of the Common Shares underlying the Option and the aggregate exercise price of such Option is divided by (ii) the Fair Market Value of each Common Share.

All Options granted pursuant to this Plan shall be subject to rules and policies of the Exchange and any other regulatory body having jurisdiction.

A Participant who has been granted an Option may, if otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional Option if the Board so determines.

5. **Option Price**

Subject to applicable Exchange approval, the Option Price shall be fixed by the Board at the time the Option is granted to a Participant. In no event shall the Option Price be less than the Fair Market Value.

Once the Option Price has been determined by the Board, accepted by the Exchange and the Option has been granted, if the Optionee is an Insider, the Option Price may only be reduced if "disinterested" shareholder approval is obtained; provided that such "disinterested" shareholder approval is then a requirement of the Exchange or other regulatory body having jurisdiction.

6. **Term of Option**

The term of the Option shall be a period of time fixed by the Board, not to exceed ten years. Unless the Board determines otherwise, Options shall be exercisable in whole or in part at any time during this period in accordance with such vesting provisions, conditions or limitations (including applicable hold periods) as are herein contained or as the Board may from time to time impose, or as may be required by the Exchange or under applicable securities law.

Each Option and all rights thereunder shall be expressed to expire at the Expiry Time, but shall be subject to earlier termination in accordance with Section 11 hereof.

The Expiry Time of an Option shall be extended without shareholder approval where such Expiry Time occurs within a Blackout Period or within ten (10) days of the end of a Blackout Period and the New Expiry Time shall be the 10th day following the end of the relevant Blackout Period.

Subject to any specific requirements of the Exchange, the Board shall determine the vesting period or periods within the Option term, during which a Participant may exercise an Option or a portion thereof.

In addition to any resale restriction under securities laws, an Option may be subject to a four month Exchange hold period commencing on the date the Option is granted.

7. **Exercise of Option**

Subject to the provisions of the Plan and the terms of any stock option agreement, an Option or a portion thereof may be exercised, from time to time, by delivery of the Exercise Notice to the Company's principal office in Toronto, Ontario. The Exercise Notice shall state the intention of the Participant or the Participant's legal personal representative to exercise the said Option or a portion thereof and specify the number of Common Shares in respect of which the Option is then being exercised, and shall be accompanied by the full purchase price of the Common Shares which are the subject of the exercise. Such Exercise Notice shall contain the Participant's undertaking to comply, to the satisfaction of the Company, with all applicable requirements of the Exchange and any applicable regulatory authorities.

8. **Adjustments in Shares**

If the outstanding shares of the Company are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Company through a re-organization, plan of arrangement, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board, in its discretion, in the number or kind of shares optioned and the exercise price per share with respect to: (a) previously granted and unexercised Options or portions thereof; and (b) Options which may be granted subsequent to any such change in the Company's capital.

Determinations by the Board as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. The Company shall not be obligated to issue fractional securities in satisfaction of any of its obligations hereunder.

9. **Accelerated Vesting**

In the event that certain events such as a liquidation or dissolution of the Company or a re-organization, plan of arrangement, merger or consolidation of the Company with one or more companies, as a result of which the Company is not the surviving Company, or the sale by the Company of all or substantially all of the property and assets of the Company to another company prior to the Expiry Time, are proposed or

contemplated, the Board may, notwithstanding the terms of this Plan or any stock option agreements issued hereunder, exercise its discretion, by way of resolution, to permit accelerated vesting of Options on such terms as the Board sees fit at that time. If the Board, in its sole discretion, determines that the Common Shares subject to any Option granted hereunder shall vest on an accelerated basis, all Participants entitled to exercise an unexercised portion of Options then outstanding shall have the right at such time, upon written notice being given by the Company, to exercise such Options to the extent specified and permitted by the Board and within the time period specified by the Board, which shall not extend past the Expiry Time.

An Option may provide that whenever the Company's shareholders receive a Take-over Bid and the Company supports this bid, pursuant to which the "offeror" would, as a result of such Take-over Bid being successful, beneficially own in excess of 50% of the outstanding Common Shares, the Participant may exercise the Acceleration Right. The Acceleration Right shall commence on the date of the mailing of the Board circular recommending acceptance of the Take-over Bid and end on the earlier of: (i) the Expiry Time; and (ii) in the event the Take-over Bid is unsuccessful, the expiry date of the Take-over Bid; and (ii) in the event the Take-over Bid is successful, the tenth (10th) day following the expiry date of the Take-over Bid.

At the time of the termination of the Acceleration Right, the original vesting terms of the Options shall be reinstated with respect to the Common Shares issuable there under which were not acquired by the holders of such Options pursuant to the terms thereof. Notwithstanding the foregoing, the Acceleration Right may be extended for such longer period as the Board may resolve.

Provided that the Company is listed on the Exchange and is in compliance with applicable Exchange requirements, the Company may satisfy any obligations to a Participant hereunder by paying to the Participant in cash the difference between the exercise price of all unexercised Options granted hereunder and the Fair Market Value of the Common Shares to which the Participant would be entitled upon exercise of all unexercised Options, regardless of whether all conditions of exercise relating to continuous employment have been satisfied.

10. **Decisions of the Board**

All decisions and interpretations of the Board respecting the Plan or Options granted there under shall be conclusive and binding on the Company and the Participants and their respective legal personal representatives and on all directors, officers, employees and consultants of the Company who are eligible to participate under the Plan.

11. **Ceasing to be a Director, Officer, Employee or Consultant**

Subject to the terms of the applicable stock option agreements, and subject this section, in the event of the Participant ceasing to be a director, officer, employee or consultant of the Company or a Subsidiary for any reason other than death, including the resignation or retirement of the Participant or the termination by the Company or a Subsidiary of the employment of the Participant, prior to the Expiry Time, such Option (including an Option held by a Participant's Personal Holding Company) may be exercised as to such Common Shares in respect of which the Option has not previously been exercised (and as the Participant would have been entitled to exercise) at any time up to and including (but not after) the earlier of: (a) the Expiry Time; and (b) **a date that is ninety (90) days following the effective date of such resignation or retirement or a date that is ninety (90) days following the date notice of termination of employment is given by the Company or a Subsidiary**, whether such termination is with or without reasonable notice, and subject to such shorter period as may be otherwise specified in the stock option agreement, after which date the Option shall forthwith expire and terminate and be of no further force or effect whatsoever.

Options granted to any Optionee while the Company was a Capital Pool Company (as defined in TSX Venture Exchange Policy 2.4), where the Optionee does not continue as a director, officer, technical consultant or employee of the Company, have a maximum term of the later of February 29, 2009, and 90 days after the Optionee ceases to be a director, officer, technical consultant or employee of the Company.

In consideration of the Option hereby granted, in the event of the resignation or retirement of the Participant or the termination of employment by the Company without cause, the Participant hereby covenants not to sue the Company for damages arising from the loss of rights granted hereunder and releases the Company from any damages.

Notwithstanding the foregoing, in the event of termination for cause, such Option (including an Option held by a Participant's Personal Holding Company) shall expire and terminate immediately at the time of delivery of notice of termination of employment for cause to the Participant by the Company or a Subsidiary and shall be of no further force or effect whatsoever as to the Common Shares in respect of which an Option has not previously been exercised.

In the event the Participant is engaged in Investor Relations Activities and ceases to provide such Investor Relations Activities to the Company or a Subsidiary for any reason, including the termination by the Company, a Subsidiary or the Participant of such services, prior to the Expiry Time, such Option (including an Option held by a Participant's Personal Holding Company) shall cease and terminate on the thirtieth ($30^{th}$) day following the date notice of termination of such Investor Relations Activities is given by the Company, a Subsidiary or the Participant, and subject to such shorter period as may be otherwise specified in the stock option agreement, or at the Expiry Time, whichever occurs first, and shall be of no further force or effect whatsoever as to the Common Shares in respect of which an Option has not previously been exercised.

In the event of the death of a Participant on or prior to the Expiry Time, such Option (including an Option held by a Participant's Personal Holding Company) may be exercised as to such of the Common Shares in respect of which such Option has not previously been exercised (and as the Participant would have been entitled to purchase), by the legal personal representatives of the Participant at any time up to and including (but not after) a date one (1) year from the date of death of the Participant, unless otherwise specified in the stock option agreement or up to the Expiry Time, whichever occurs first, after which date the Option shall forthwith expire and terminate and be of no further force or effect whatsoever.

Options shall not be affected by any change of employment of the Participant where the Participant continues to be employed by the Company or any of its Subsidiaries.

12. **Transferability**

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein or to the extent, if any, permitted by the Exchange.

13. **Amendment or Discontinuance of Plan**

The Board may amend or discontinue the Plan at any time without the consent of the Participants, provided that such amendment shall not alter or impair any Option previously granted under the Plan except as permitted herein, and provided that such amendment or discontinuance has been approved by the Exchange, and where necessary, by the shareholders.

The Board has the authority to make the following amendments to the Plan, without requiring shareholder approval:

(a) minor changes of a "house-keeping nature";

(b) amending options under the Plan, including with respect to the option period (provided that the period during which an option is exercisable does not exceed ten years from the date the option is granted and that such option is not held by an Insider), vesting period, exercise method and frequency, subscription price (provided that such option is not held by an Insider) and method of determining the subscription price, assignability and effect of termination of a participant's employment or cessation of the participant's directorship; and

(c) advancing the date on which any option may be exercised, or extending the expiration date of any option, provided that the period during which an option is exercisable does not exceed 10 years from the date the option is granted and that such option is not held by an Insider.

All other amendment to the Plan or entitlements granted pursuant to the Plan will require the approval of the Company's shareholders.

14. **Participants' Rights**

A Participant shall not have any rights as a shareholder of the Company until the issuance of a certificate for Common Shares upon the exercise of an Option or a portion thereof, and then only with respect to the Common Shares represented by such certificate or certificates.

Nothing in the Plan or any Option shall confer upon any Participant any rights to continue in the employ of the Company or any Subsidiary or affect in any way the right of the Company or any such Subsidiary to terminate the employment of the Participant at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any such Subsidiary to extend the employment of any Participant beyond the time such Participant would normally retire pursuant to the provisions of any present or future retirement plan of the Company or any Subsidiary, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Company or any Subsidiary.

15. **Approvals**

The Plan shall be subject, if applicable, to the approval of the Exchange or other regulatory body having jurisdiction at that time and, if so required thereby, to the approval of the shareholders of the Company.

Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless such approval and acceptance is given.

16. **Government Regulation**

The Company's obligation to issue and deliver Common Shares under any Option is subject to:

(a) the satisfaction of all requirements under applicable securities laws in respect thereof and obtaining all regulatory approvals as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b) the admission of such Common Shares to listing on any stock exchange on which such Common Shares may then be listed; and

(c) the receipt from the Participant of such representations, warranties, agreements and undertakings as to future dealings in such Common Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this regard, the Company shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Common Shares and for the listing of such Common Shares on the Exchange, in compliance with applicable securities laws. If any shares cannot be issued to any Participant for whatever reason, the obligation of the Company to issue such shares shall terminate and the Option Price paid to the Company will be returned to the Participant.

17. **Costs**

The Company shall pay all costs of administering the Plan.

18. **Interpretation**

This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

19. **Compliance with Applicable Law**

If any provision of the Plan or any Option contravenes any law or any order, policy, by-law or regulation of any regulatory body or the Exchange, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

# HOMELAND ENERGY GROUP LTD.

144 Front Street West, Suite 780, Toronto, Ontario M5J 2L7 Canada

## NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "**Meeting**") of the shareholders (collectively, the "**Shareholders**" or individually, a "**Shareholder**") of Homeland Energy Group Ltd. (the "**Company**") will be held at 144 Front Street West, Suite 780, Toronto, Ontario, M5J 2L7 on Thursday, the 26th day of June 2008 at the hour of 2:00 p.m. (Toronto time) for the following purposes:

1. to receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2007, together with the report of the auditors thereon;

2. to elect the directors of the Company for the ensuing year;

3. to appoint auditors of the Company for the ensuing year and to authorize the directors of the Company to fix their remuneration;

4. to approve the Company's Stock Option Plan; and

5. to transact such further or other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Annual and Special Meeting of Shareholders is a form of proxy, a management information circular dated May 12, 2008 and a copy of the audited consolidated financial statements of the Company for the year ended December 31, 2007, together with the report of the auditors thereon.

Shareholders who are unable to attend the Meeting in person are urged to complete, sign, date and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting. If you plan to be present personally at the Meeting, you are requested to bring the enclosed form of proxy for identification. The record date for the determination of those security holders entitled to receive the Notice of Annual and Special Meeting of Shareholders and to vote at the Meeting is the close of business on Monday, May 12, 2008.

DATED at Toronto, Ontario this 12th day of May, 2008.

BY ORDER OF THE BOARD

*(Signed) "A.T. Griffis"*
Chairman

# HOMELAND ENERGY GROUP LTD

Suite 780, 144 Front Street West, Toronto, Ontario M5J 2L7



**PROXY**

PROXY, SOLICITED BY THE MANAGEMENT OF THE COMPANY, for the Annual General and Special Meeting of Shareholders to be held Thursday June 26 2008. **The undersigned Shareholder of Homeland Energy Group Ltd (the "Company") hereby appoints Stephen Coates, President and Chief Executive Officer, or failing him, Robert Munro, director, or instead of either of them, as proxy, with power of substitution, to attend and vote for the undersigned at the Annual General and Special Meeting of Shareholders of the Company to be held at Suite 780, 144 Front Street West, Toronto, Ontario M5J 2L7 at 2:00 o'clock in the afternoon (Toronto time), Thursday, June 26, 2008 and at any adjournments thereof, and without limiting the general authorization and power hereby given, the persons named above are specifically directed to vote as follows:**

1. **FOR ( ) or WITHHOLD ( ) Election of the directors as nominated by Management;**
2. **FOR ( ) or WITHHOLD ( ) Appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration;**
3. **FOR ( ) or AGAINST ( ) Approval of the stock option plan of the Company, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder, as more fully described in the accompanying management information circular.**

This part of the proxy must be left blank for barcode and address printing for efficient proxy tabulation. Your proxy should be one page, double-sided if required. Your proxy should not be attached to any other documents and should not be collated. At least 20lb stock (photocopy paper) should be used in duplicating the proxy.

The undersigned confers on the proxy discretionary authority with respect to any amendments or variations to the matters identified in the Notice of Annual and Special Meeting of Shareholders accompanying this proxy or on such other matters as may properly come before the Meeting or any adjournment thereof.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE COMPANY, OR ITS AGENT, EQUITY TRANSFER & TRUST COMPANY., 200 UNIVERSITY AVENUE, SUITE 400, TORONTO, ONTARIO, M5H 4HA, NOT LATER THAN 4:00 pm. TORONTO TIME, ON THE TUESDAY, JUNE 24, 2008.

**This proxy revokes and supersedes all proxies of earlier date**
THIS PROXY MUST BE DATED.

DATED this day of , 2008

**Signature of Shareholder**

INSTRUCTIONS:

1. This proxy is solicited by or on behalf of management of the Company. This proxy is to be read in conjunction with the accompanying Circular and Notice of Meeting.

2. The signature of the holder of common shares on this proxy must match exactly the name appearing on the front of this proxy. If the common shares represented by this form of proxy are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered owners should sign this form of proxy.

3. This proxy must be signed by the holder of common shares or an attorney duly authorized in writing or, if the holder of common shares is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Executors, administrators, trustees, guardians, attorneys and officers of corporations should add their titles when signing. If the proxy is signed on behalf of a corporation or another individual, the Company may, in its discretion, require documentation evidencing the power to sign the proxy with the signing capacity stated.

4. Shares represented by any properly executed proxy received by management will be voted or withheld from voting by the persons designated in accordance with the instructions of the shareholder appointing them as specified in the proxy with respect to any matter to be voted on and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. **If a choice is not so specified with respect to any such matter, the shares represented by any properly executed proxy received by management will be voted FOR the nominees of management for directors and auditors and FOR each other matter identified in the accompanying Notice of Meeting. This form of proxy confers discretionary authority upon the person whom it appoints in respect of any amendments or variations or additions to the matters identified in the Notice of Meeting and any other matter which may properly come before the Meeting or any adjournments thereof.**

5. **A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him, her or it and on his, her or its behalf at the Meeting or any adjournments thereof other than the persons designated in this proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated or by completing another proper proxy and, in either case, depositing it with Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1.**

6. Instruments appointing proxies to be used at the Meeting or any adjournments thereof must be deposited with the Secretary of the Company or Equity Transfer & Trust Company before 4:00 p.m. on the second day before the time of the holding of the Meeting or any adjournments thereof. Should this proxy not be dated, it shall be deemed to bear the date on which it was mailed by management of the Company.

7. If a person who has given a proxy attends personally at the Meeting, or any adjournments thereof, at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the Secretary of the Company at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof or to the Chair of the Meeting on the day of the Meeting, or any adjournments thereof, and upon such deposit the proxy shall be deemed to be irrevocably revoked.



# HOMELAND ENERGY GROUP LTD.

## CONSOLIDATED INTERIM FINANCIAL STATEMENTS

## MARCH 31, 2008

**(Stated in Canadian Dollars)**

**CONTENTS**



May 12, 2008

# HOMELAND ENERGY GROUP LTD.

## CONSOLIDATED INTERIM FINANCIAL STATEMENTS
## THREE MONTH PERIOD ENDED MARCH 31, 2008

These consolidated interim financial statements are unaudited and have not been reviewed by the auditors.

### Responsibility for Consolidated Interim Financial Statements

The accompanying consolidated financial statements for Homeland Energy Group Ltd. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2007 audited annual financial statements. Only changes in accounting principles have been disclosed in these consolidated interim financial statements.

These consolidated interim financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent on future events. Estimates and approximations have therefore been made using careful judgement.

Recognizing that the Company is responsible for both the integrity and objectivity of the consolidated interim financial statements, management is satisfied that these consolidated interim financial statements have been fairly presented. This disclosure has been approved by the Board of Directors.

# HOMELAND ENERGY GROUP LTD.
## CONSOLIDATED BALANCE SHEETS
### *(Stated in Canadian Dollars)*

| As at | **March 31 2008 (Unaudited) $** | December 31 2007 (Audited) $ |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and equivalents | **4,393,995** | 5,930,444 |
| Cash held under security deposits | **375,863** | 428,877 |
| Amounts receivable | **526,686** | 833,500 |
| Deposits and prepaid expenses | **448,247** | 125,483 |
| Current portion of long-term advances (Note 6) | **361,229** | 399,064 |
| Future income tax assets | **622,348** | 710,138 |
| | **6,728,368** | 8,427,506 |
| **Long-term Deposits and Prepaid Expenses** | **263,257** | 304,886 |
| **Investments** (Note 5) | **14,871,764** | 11,922,025 |
| **Long-term Advances** (Note 6) | **3,605,977** | 3,855,977 |
| **Mineral Properties** (Note 8) | **9,668,790** | 7,918,430 |
| **Property and Equipment** (Note 7) | **1,272,210** | 1,192,997 |
| | **36,410,366** | 33,621,821 |
| **LIABILITIES** | | |
| **Current Liabilities** | | |
| Accounts payable and accrued liabilities | **4,083,146** | 4,134,025 |
| Provision for Rehabilitation | **284,241** | 324,332 |
| | **4,367,387** | 4,458,357 |
| **Convertible Debenture** (Note 9) | **-** | 1,606,004 |
| **SHAREHOLDERS' EQUITY** | | |
| **Common Shares** (Note 10(b)) | **41,212,959** | 33,615,679 |
| **Share Purchase Warrants** (Note 10(c)) | **221,500** | 89,000 |
| **Contributed Surplus** (Note 11) | **2,375,941** | 2,168,687 |
| **Equity Portion of Convertible Debenture** | **-** | 502,179 |
| **Deficit Accumulated through Development Stage** | **(11,767,421)** | (8,818,085) |
| | **32,042,979** | 27,557,460 |
| | **36,410,366** | 33,621,821 |

**APPROVED ON BEHALF OF THE BOARD**

*"signed" A. Tom Griffis*
**A. Tom Griffis, Director**

*"signed" Stephen Coates*
**Stephen Coates, Director**

*(The accompanying notes are an integral part of these consolidated financial statements.)*

# HOMELAND ENERGY GROUP LTD.
## CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in Canadian Dollars)

| For the three months ended March 31 (Unaudited) | 2008<br>$ | 2007<br>$ |
|---|---|---|
| **Revenue** | - | - |
| **Expenses** | | |
| Amortization | 32,989 | 16,487 |
| Audit fees | 11,436 | - |
| Directors' fees | 31,581 | - |
| Exploration expense | 33,376 | 29,704 |
| Foreign exchange (gain) loss | (82,439) | 98,324 |
| Insurance | 26,997 | - |
| Interest expense | 37,199 | - |
| Interest - accretion expense | 35,771 | - |
| Investor relations and shareholder information | 124,903 | 16,881 |
| Legal fees | 255,780 | - |
| Local administration | - | - |
| Management and administrative services | 634,649 | 229,122 |
| Office and general | 100,032 | 48,241 |
| Office rental | 62,406 | - |
| Professional and consulting fees | 105,707 | 185,356 |
| Transfer agent and filing | 226,982 | - |
| Stock-based compensation | 180,153 | 154,500 |
| Travel and accommodation | 313,609 | 195,493 |
| Write down of investments | 738,769 | - |
| Write off of mineral properties | - | - |
| | 2,870,400 | 974,108 |
| **Loss for the period before the undernoted** | (2,870,400) | (974,108) |
| Interest income | 58,423 | 9,589 |
| Other income | - | - |
| **Loss before income taxes** | (2,811,977) | (964,519) |
| Future income taxes | - | - |
| **Loss before minority interest** | (2,811,977) | (964,519) |
| Minority interest | - | - |
| **Net loss and comprehensive loss for the period** | (2,811,977) | (964,519) |
| **Deficit – beginning of period** | (8,818,085) | (3,632,005) |
| **Deficit – reverse takeover of Homeland Energy Group Ltd.** | (137,359) | - |
| **Deficit – end of period** | (11,767,421) | (4,596,524) |
| **Loss per share – Basic and Fully Diluted** | (0.02) | (0.04) |
| **Weighted average number of basic common shares outstanding during the period** | 139,118,766 | 25,743,749 |

*(The accompanying notes are an integral part of these consolidated financial statements.)*

## HOMELAND ENERGY GROUP LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
*(Stated in Canadian Dollars)*

| For the three months ended March 31 (Unaudited) | 2008<br>$ | 2007<br>$ |
|---|---|---|
| **Cash Provided by (used in) :** | | |
| **Operating Activities** | | |
| Net loss for the period | (2,811,977) | (964,519) |
| Adjustments for items not affecting cash: | | |
| Amortization | 32,989 | 23,646 |
| Stock-based compensation | 180,153 | 154,500 |
| Write off of investments | 738,769 | - |
| Accretion charge on convertible debenture | 35,771 | - |
| Future income taxes | 87,790 | 2,157 |
| Changes in non-cash working capital items: | | |
| Amounts receivable | 306,814 | 22,620 |
| Deposits and prepaid expenses | (33,574) | (30,377) |
| Accounts payable and accrued liabilities | (241,809) | (160,877) |
| Subscription receivable | - | - |
| **Net Cash used in Operating Activities** | (1,705,074) | (952,850) |
| **Financing Activities** | | |
| Issuance of common shares, for cash | 2,400,000 | 2,198,331 |
| Exercise of share purchase warrants, for cash | - | 2,795,760 |
| Exercise of stock options, for cash | - | - |
| Issuance of convertible debenture | - | - |
| Share issue costs | (1,340,000) | (82,620) |
| **Net Cash provided from Financing Activities** | 1,060,000 | 4,911,471 |
| **Investing Activities** | | |
| Increase in investments | (148,508) | (238,804) |
| Provision of finance to suppliers | 287,835 | (992,671) |
| Expenditure on mineral properties | (1,790,522) | (141,868) |
| Acquisition of property and equipment | (112,202) | (241,583) |
| **Net Cash used in Investing Activities** | (1,763,397) | (1,614,926) |
| **Change in cash and equivalents** | (2,408,471) | 2,343,695 |
| **Cash and equivalents - beginning of period** | 6,359,321 | 2,370,478 |
| **Cash and equivalents - introduced in reverse takeover** | 819,008 | - |
| **Cash and equivalents - end of period** | 4,769,858 | 4,714,173 |
| **Cash and equivalents consist of:** | | |
| **Cash** | 541,308 | 3,912,699 |
| **Equivalents** | 3,852,687 | 801,474 |
| **Cash held under security deposits** | 375,863 | - |
| | 4,769,858 | 4,714,173 |
| **Supplemental Cash Flow information:** | | |
| The Company paid no income taxes in the reported periods | | |
| Interest paid | 72,970 | - |

*(The accompanying notes are an integral part of these consolidated financial statements.)*

## 1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

**Homeland Energy Group Ltd.** (formerly known as Chrysalis Capital IV Corporation) ("Homeland" or the "Company") was incorporated under the *Canada Business Corporations Act* on October 12, 2006. The Company was set up as a capital pool company under the policies of the TSX Venture Exchange (the "Exchange") and was listed on the Exchange on February 12, 2007. Following the closing of the qualifying transaction on February 29, 2008, see Note 3, the principal business activity of the Company changed to become the acquisition, exploration and development of energy related resource properties in southern Africa.

The Company is in the process of exploring and developing its mineral property interests in southern Africa, with the sale of product from the first two projects - the Kendal Mine near Witbank, South Africa and the Northfield site reclamation project near Dundee, South Africa - expected to commence in the second quarter of 2008. Homeland also owns an advanced stage coal development project in South Africa (Eloff) and a number of early-stage exploration properties in the provinces of Mpumalanga and Kwa-Zulu Natal.

The recoverability of the carrying value of mineral properties, and indeed the Company's continued existence, is dependent upon the ability of the Company to raise additional financing, preservation of its interest in the underlying properties, discovery of additional commercially recoverable reserves, achievement of profitable operations and/or the Company's ability to dispose of its interests in mineral properties on an advantageous basis. Changes in future conditions could require material write downs in the carrying value of mineral properties.

Although the company has taken steps to verify and secure title to the mineral properties on which it is conducting operations and in which it has an interest, in accordance with industry standards for the current stage of exploration and development of such properties, these procedures do not guarantee the Company's title. Although management is not aware of any such agreements, transfers or defects, property title may be subject to unregistered prior agreements, claims or transfers and title may be affected by undetected defects. Assets located outside of North America are subject to the risk of foreign investment, including currency exchange fluctuations and restrictions and political uncertainty.

The Canadian dollar is the principal currency of the Company's business.

## 2. GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, the consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

***(Stated in Canadian Dollars)***

## 3. BUSINESS COMBINATIONS

**Reverse take-over and public listing**

Homeland Energy Corp. was incorporated as Homeland Uranium Inc. under the laws of Ontario on December 7, 2004 and on September 5, 2006 received authorization from the Ontario Ministry of Consumer and Business Services to apply for continuance into another jurisdiction. On October 12, 2006, the company was continued into the British Virgin Islands as Homeland Energy Corp., a company incorporated under the provisions of the BVI Business Companies Act, 2004. On February 29, 2008, Homeland Energy Corp. completed a reverse-takeover of Chrysalis Capital IV Corporation, which was renamed **Homeland Energy Group Ltd.**, by way of a merger of Homeland Energy Corp. with a wholly-owned subsidiary of Chrysalis Capital IV Corporation. The Merger constituted the Company's qualifying transaction pursuant to the policies of the Exchange. On March 5, 2008, Homeland's common shares were posted for trading on the **Toronto Stock Exchange** under the symbol "**HEG**".

Prior to the merger, the Company consolidated its common shares on a one-for-two basis and Homeland Energy Corp. split its common shares on a four-for-one basis. Upon the merger, the Company then issued one common share for each common share of Homeland Energy Corp. issued and outstanding immediately prior to the merger. The outstanding options, warrants and other convertible securities of Homeland Energy Corp. are exercisable for common shares of the Company based on the same exchange ratios.

The acquisition of the shares of Homeland Energy Group Ltd. (formerly Chrysalis Capital IV Corporation) by Homeland Energy Corp. has been accounted for as a reverse takeover transaction in accordance with guidance provided in Emerging Issues Committee ("EIC") Abstract No. 10. The Company did not qualify as a business for accounting purposes, and accordingly the transaction has been accounted for as an issuance of shares and warrants by Homeland Energy Corp. for the net monetary assets of the Company, accompanied by a recapitalization of the Company.

**Further to the reverse takeover transaction described above, these consolidated financial statements for the periods ended March 31, 2008 and December 31, 2007 reflect the assets, liabilities and results of operations of Homeland Energy Corp., the legal subsidiary, prior to the reverse takeover and the consolidated assets, liabilities and results of operations of the Company and Homeland Energy Corp. subsequent to the reverse takeover. The consolidated financial statements are issued under the name of the legal parent (the Company), but are deemed to be a continuation of the legal subsidiary (Homeland Energy Corp.).**

## 4. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies are outlined in more detail in the audited consolidated financial statements of Homeland Energy Corp. for the year ended December 31, 2007.

### (a) Basis of consolidation

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiary Homeland Energy Corp. of Mauritius, and its indirect subsidiaries Homeland Mining and Energy SA (Pty) Ltd., Homeland Mining and Energy (Botswana) (Pty) Ltd., and Homeland Energy (Swaziland) (Pty) Ltd. The comparative consolidated financial statements for fiscal 2007 included the accounts of Homeland Energy Corp. and its subsidiaries. All significant inter-company transactions and balances have been eliminated.

### (b) Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of any contingent assets and liabilities as at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Areas where significant management judgment is applied are asset valuations, the recoverability of exploration and development expenditures on mineral properties, the amount and classification of mineral resources and reserves, the estimated fair value of assets acquired in business combinations, the amount of future site reclamation costs and asset retirement obligations, the valuation of warrants and stock options, and contingent liabilities.

The Company regularly reviews the estimates and assumptions that affect the consolidated financial statements and actual results may differ from those estimates. In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented are reflected in the consolidated financial statements.

### (c) Foreign currency translation

The Canadian dollar is the functional currency of the Company and its subsidiaries. The Company considers its Mauritian, South African and Botswanan operations to be integrated operations. As such, monetary assets and liabilities of the Company's foreign operations denominated in a currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the period, with the exception of depreciation and amortization which is translated at historical rates. Exchange gains and losses on translation are included in the Consolidated Statements of Operations and Deficit.

***(Stated in Canadian Dollars)***

## 5. INVESTMENTS

| | March 31 2008 | December 31 2007 |
|---|---|---|
| | $ | $ |
| Homeland Uranium Inc. (Note 5 (a))<br>- 22,250,000 common shares | **11,314,058** | 11,314,058 |
| Altona Resources Plc (Note 5 (b))<br>- 44,250,000 common shares | **3,557,705** | - |
| Londoloza Mineral and Mining Brokers (Pty) Ltd.<br>- representing a 35% interest, written down to $1.00 in 2006 | 1 | 1 |
| Option to invest in a South Africa private company (export industry) | - | 607,966 |
| | **14,871,764** | **11,922,025** |

(a) Effective February 1, 2007, the Company completed the transfer of its uranium assets to Homeland Uranium Inc. ("HUI"), a Canadian private company, for 16,000,000 common shares. As the Company had an original control position in HUI and the sale occurred between two related entities, the transaction was accounted for at cost. Following a financing by HUI that raised $1.84 million through the issue of 8,000,000 common shares at $0.23 per share, the Company's interest in HUI represented approximately 65% of the issued and outstanding common shares.

On June 19, 2007, HUI closed a private placement for $23 million, at $0.80 per unit, each unit consisting of one common share and one-half of one share purchase warrant, each whole purchase warrant entitling the holder to purchase one additional common share at a price of $1.25 per share, expiring June 19, 2009. The Company participated to the extent of $5 million in this private placement, following which its interest in HUI decreased to approximately 39%. The Company granted a call option on 2.5 million of these units at $1.00 per unit for a period of 12 months.

Following the above share issuances, the Company ceased to exercise significant influence over HUI and classified the investment as "available for sale". The investment is carried at cost as it is not traded in an active market.

(b) In February 2008, Homeland issued 737,500 common shares in consideration for the purchase of 44,250,000 common shares of Altona Resources Plc ("Altona") from third parties. This investment represents a strategic interest in a large Australian coal asset held by a public company listed on the AIM in the United Kingdom. The transaction was valued at $3,540,000 based on a price of $4.80 per Homeland common share (pre-share split, see Note 3) and a price of 4 pence per Altona common share.

## 6. LONG-TERM ADVANCES

| | March 31 2008 | December 31 2007 |
|---|---|---|
| | $ | $ |
| MD Engineering (Note 6 (b)) | 3,499,191 | 3,783,440 |
| Madic Operations (Note 6 (c)) | 456,705 | 450,881 |
| Superior Drilling | 11,310 | 20,720 |
| Contractor credit facilities | 3,967,206 | 4,255,041 |
| Less: Current portion | 361,229 | 399,064 |
| Long-term portion | 3,605,977 | 3,855,977 |

(a) Homeland Mining and Energy SA (Pty) Ltd. has entered into agreements to provide financial assistance to companies that provide services to the Homeland's mineral properties in South Africa, for the acquisition and/or construction of plant and equipment that is to be used to provide these services. These credit facilities are interest bearing, denominated in South African Rands, are repayable over the term of the related service agreements, and are collateralized by security over the particular asset financed.

(b) The Company is in the process of finalizing a Service Agreement with MD Engineering for the supply and operation of the run-of-mine and washing plants at its Kendal Mine. A Loan Agreement has been executed under which the Company advanced approximately ZAR 27.7 million to MD Engineering for the construction of the plants and related infrastructure. The loan bears interest at the ZAR prime rate plus 1% p.a., is repayable over the five years of the initial Service Agreement, and is secured over the plants and related infrastructure by way of a Surety Bond.

(c) The Company has agreed to invest ZAR 6.3 million (approximately $910,000) in Madic Operations to capitalize the development of the Madic continuous conveyor system; subject to a formal contract being entered into between the parties that would provide for the terms of repayment of the Company's initial investment, set out that the Company would have the right to purchase future systems at cost, and confirm the Company's equity interest in Madic Operations.

HOMELAND ENERGY GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Three months ended March 31, 2008**

***(Stated in Canadian Dollars)***

7. **PROPERTY AND EQUIPMENT**

| | | 2008 | |
|---|---|---|---|
| | Cost | Accumulated Amortization | Net |
| | $ | $ | $ |
| Plant and machinery | 678,102 | 2,422 | 675,680 |
| Motor vehicles | 258,903 | 22,976 | 235,927 |
| Office furniture and equipment | 121,327 | 38,265 | 83,062 |
| Computer equipment | 167,776 | 38,836 | 128,940 |
| Buildings | 13,139 | - | 13,139 |
| Leasehold improvements | 214,803 | 79,341 | 135,462 |
| | 1,454,050 | 181,840 | 1,272,210 |

| | | 2007 | |
|---|---|---|---|
| | Cost | Accumulated Amortization | Net |
| | $ | $ | $ |
| Plant and machinery | 731,250 | 20,847 | 710,403 |
| Motor vehicles | 172,544 | 15,654 | 156,890 |
| Office furniture and equipment | 99,617 | 31,945 | 67,672 |
| Computer equipment | 126,772 | 28,081 | 98,691 |
| Buildings | 13,139 | - | 13,139 |
| Leasehold improvements | 214,803 | 68,601 | 146,202 |
| | 1,358,125 | 165,128 | 1,192,997 |

***(Stated in Canadian Dollars)***

## 8. MINERAL PROPERTIES

Homeland is engaged in the business of the acquisition, exploration and development of mineral resource properties in southern Africa, with an emphasis on energy based resources. As at March 31, 2008, the Company retained title, directly or indirectly, to the following properties:

| | January 1 2008 | Additions: Property Costs | Additions: Consulting / Management | Additions: Drilling / Analysis | Additions: Infrastructure / Earthworks | Additions: Surveying / Other | Transfers to Investments / Written Off | March 31 2008 |
|---|---|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ | $ | $ |
| **Ferret Coal:** | | | | | | | | |
| **Kendal** | | | | | | | | |
| Acquisition | 2,105,016 | - | - | - | - | - | - | 2,105,016 |
| Exploration | 1,851,540 | - | 53,426 | 112,019 | 284,743 | 3,270 | - | 2,304,998 |
| | 3,956,556 | - | 53,426 | 112,019 | 284,743 | 3,270 | - | 4,410,014 |
| **Tshedza:** | | | | | | | | |
| **Eloff** | | | | | | | | |
| Acquisition | 415,230 | - | - | - | - | - | - | 415,230 |
| Exploration | 891,149 | - | 23,951 | 295,334 | - | 2,882 | - | 1,213,316 |
| | 1,306,379 | - | 23,951 | 295,334 | - | 2,882 | - | 1,628,546 |
| **Onbekend** | | | | | | | | |
| Acquisition | - | - | - | - | - | - | - | - |
| Exploration | 96,177 | - | - | - | - | 582 | - | 96,759 |
| | 96,177 | - | - | - | - | 582 | - | 96,759 |
| **Welgevonden** | | | | | | | | |
| Acquisition | - | - | - | - | - | - | - | - |
| Exploration | 755 | - | - | - | - | - | - | 755 |
| | 755 | - | - | - | - | - | - | 755 |
| **Witbank(Ermelo** | | | | | | | | |
| Acquisition | - | - | - | - | - | - | - | - |
| Exploration | 153 | - | - | - | - | 149 | - | 302 |
| | 153 | - | - | - | - | 149 | - | 302 |
| | 1,403,464 | - | 23,951 | 295,334 | - | 3,613 | - | 1,726,362 |
| **Nhlalala:** | | | | | | | | |
| **Vlakvarkfontein** | | | | | | | | |
| Acquisition | - | - | - | - | - | - | - | - |
| Exploration | 202,682 | - | 16,264 | - | - | 227 | - | 219,173 |
| | 202,682 | - | 16,264 | - | - | 227 | - | 219,173 |
| **Langsloot** | | | | | | | | |
| Acquisition | - | - | - | - | - | - | - | - |
| Exploration | 182 | - | - | - | - | 242 | - | 424 |
| | 182 | - | - | - | - | 242 | - | 424 |
| **Fraaiuitzicht** | | | | | | | | |
| Acquisition | - | - | - | - | - | - | - | - |
| Exploration | 1,166 | - | - | - | - | 1,546 | - | 2,712 |
| | 1,166 | - | - | - | - | 1,546 | - | 2,712 |
| | 204,030 | - | 16,264 | - | - | 2,015 | - | 222,309 |
| **Corpclo:** | | | | | | | | |
| **Northfield** | | | | | | | | |
| Acquisition | 1,840,201 | - | - | - | - | - | - | 1,840,201 |
| Exploration | 153,249 | - | 17,194 | 9,216 | 152,264 | 7,045 | - | 338,968 |
| | 1,993,450 | - | 17,194 | 9,216 | 152,264 | 7,045 | - | 2,179,169 |
| Translation | 360,930 | - | - | - | - | 770,006 | - | 1,130,936 |
| | 7,918,430 | - | 110,835 | 416,569 | 437,007 | 785,949 | - | 9,668,790 |

# HOMELAND ENERGY GROUP LTD.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### Three months ended March 31, 2008

*(Stated in Canadian Dollars)*

| | January 1 2007 | Additions: Property Costs | Additions: Consulting / Management | Additions: Drilling / Analysis | Additions: Infrastructure / Earthworks | Additions: Surveying / Other | Transfers to Investments / Written Off | December 31 2007 |
|---|---|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ | $ | $ |
| **Ferret Coal:** | | | | | | | | |
| **Kendal** | | | | | | | | |
| Acquisition | 2,105,016 | - | - | - | - | - | - | 2,105,016 |
| Exploration | 434,585 | - | 289,052 | 75,148 | 694,843 | 357,912 | - | 1,851,540 |
| | 2,539,601 | - | 289,052 | 75,148 | 694,843 | 357,912 | - | 3,956,556 |
| **Tshedza:** | | | | | | | | |
| **Eloff** | | | | | | | | |
| Acquisition | 415,230 | - | - | - | - | - | - | 415,230 |
| Exploration | 42,596 | - | 241,616 | 582,588 | 13,412 | 10,937 | - | 891,149 |
| | 457,826 | - | 241,616 | 582,588 | 13,412 | 10,937 | - | 1,306,379 |
| **Onbekend** | | | | | | | | |
| Acquisition | - | - | - | - | - | - | - | - |
| Exploration | - | - | 346 | 91,648 | 3,527 | 656 | - | 96,177 |
| | - | - | 346 | 91,648 | 3,527 | 656 | - | 96,177 |
| **Boschpoort** | | | | | | | | |
| Acquisition | - | - | - | - | - | - | - | - |
| Exploration | - | - | 10,429 | 22,565 | - | 252 | (33,246) | - |
| | - | - | 10,429 | 22,565 | - | 252 | (33,246) | - |
| **Welgevonden** | | | | | | | | |
| Acquisition | - | - | - | - | - | - | - | - |
| Exploration | - | - | - | - | - | 755 | - | 755 |
| | - | - | - | - | - | 755 | - | 755 |
| **Steynsdraai (Carolina)** | | | | | | | | |
| Acquisition | - | - | - | - | - | - | - | - |
| Exploration | - | - | - | 48,971 | - | 171 | (49,142) | - |
| | - | - | - | 48,971 | - | 171 | (49,142) | - |
| **Witbank (Ermelo)** | | | | | | | | |
| Acquisition | - | - | - | - | - | - | - | - |
| Exploration | - | - | - | - | - | 153 | - | 153 |
| | - | - | - | - | - | 153 | - | 153 |
| **Witrand** | | | | | | | | |
| Acquisition | - | - | - | - | - | - | - | - |
| Exploration | - | - | - | 2,860 | - | 690 | (3,550) | - |
| | - | - | - | 2,860 | - | 690 | (3,550) | - |
| | 457,826 | - | 252,391 | 748,632 | 16,939 | 13,614 | (85,938) | 1,403,464 |

(Stated in Canadian Dollars)

| | January 1 2007 | Additions: Property Costs | Additions: Consulting / Management | Additions: Drilling / Analysis | Additions: Infrastructure / Earthworks | Additions: Surveying / Other | Transfers to Investments / Written Off | December 31 2007 |
|---|---|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ | $ | $ |
| **Nhlalala:** | | | | | | | | |
| **Vlakvarkfonte** | | | | | | | | |
| Acquisition | - | - | - | - | - | - | - | - |
| Exploration | 59,259 | - | 107,902 | 35,350 | - | 171 | - | 202,682 |
| | 59,259 | - | 107,902 | 35,350 | - | 171 | - | 202,682 |
| **Langsloot** | | | | | | | | |
| Acquisition | - | - | - | - | - | - | - | - |
| Exploration | - | - | - | - | - | 182 | - | 182 |
| | - | - | - | - | - | 182 | - | 182 |
| **Fraaiuitzicht** | | | | | | | | |
| Acquisition | - | - | - | - | - | - | - | - |
| Exploration | - | - | - | - | - | 1,166 | - | 1,166 |
| | - | - | - | - | - | 1,166 | - | 1,166 |
| | 59,259 | - | 107,902 | 35,350 | - | 1,519 | - | 204,030 |
| **Corpclo:** | | | | | | | | |
| **Northfield** | | | | | | | | |
| Acquisition | - | 1,840,201 | - | - | - | - | - | 1,840,201 |
| Exploration | - | - | 100,649 | - | 45,770 | 6,830 | - | 153,249 |
| | - | 1,840,201 | 100,649 | - | 45,770 | 6,830 | - | 1,993,450 |
| **Swaziland:** | | | | | | | | |
| Acquisition | - | - | - | - | - | - | - | - |
| Exploration | 10,766 | - | - | - | - | - | (10,766) | - |
| | 10,766 | - | - | - | - | - | (10,766) | - |
| **USA:** | | | | | | | | |
| Acquisition | - | - | - | - | - | - | - | - |
| Exploration | 2,273,325 | - | 131,395 | - | - | - | (2,404,720) | - |
| | 2,273,325 | - | 131,395 | - | - | - | (2,404,720) | - |
| **Niger:** | | | | | | | | |
| Acquisition | 3,527,510 | 147,400 | - | - | - | - | (3,674,910) | - |
| Exploration | 100,465 | - | 133,963 | - | - | - | (234,428) | - |
| | 3,627,975 | 147,400 | 133,963 | - | - | - | (3,909,338) | - |
| Translation | - | - | - | - | - | 360,930 | - | 360,930 |
| | 8,968,752 | 1,987,601 | 1,015,352 | 859,130 | 757,552 | 740,805 | (6,410,762) | 7,918,430 |

*(Stated in Canadian Dollars)*

**Ferret Coal Holdings (Pty) Limited - South Africa**

In June 2006, the Company completed the purchase of Ferret Coal Holdings (Pty) Ltd., a private South African company that holds a 76% interest in Ferret Coal (Kendal) (Pty) Ltd. On March 18, 2008, Ferret Coal (Kendal) (Pty) Ltd. was notified by the South African Department of Minerals and Energy that the Mining Right for its wholly-owned Kendal Mine had been granted. Consideration for the acquisition of Ferret Coal Holdings (Pty) Ltd. was $2,105,016 (ZAR 13,000,000).

KENDAL MINERAL PROPERTY, MPUMALANGA PROVINCE, SOUTH AFRICA

The Kendal Mine contains 9.4 million tones of measured and indicated and 25.2 million tonnes of inferred coal resources. The mine lies in the Witbank Coalfield, and the surrounding areas support a number of mining operations. The Kendal Mine is located to the south west of the town of Ogies, in the Mpumalanga Province of South Africa at an elevation of some 1,580 metres above mean sea level.

Homeland has carried out a conceptual mine plan based on the results of previous exploration campaigns. Potential markets have been identified and the mining and beneficiation contractors have been appointed. On March 18, 2008, the Company was advised by the South African Department of Minerals and Energy of the granting of the Mining Right in terms of Section 23 of the Mineral and Petroleum Resources Development Act, 2002, (Act 28 of 2002) in respect of Portion 6 of the farm Bankfontein 216 IR and Portions 5 and 10 of the farm Heuvelfontein 215 IR, situated in the magisterial district of Witbank.

The crushing and screening, and washing plants have been completed and will be commissioned in the second quarter of 2008 with coal from neighbouring projects. The Kendal Mine is expected to be producing and selling coal from multiple opencast pits in the third quarter of 2008.

**Tshedza Mining Resources (Pty) Limited ("Tshedza") - South Africa**

In March 2006, the Company entered into an agreement to purchase a 50% interest in Tshedza, including its Eloff coal deposit, with options to acquire a further 1% for ZAR 1.00 and a further 23% at market value. Homeland is required to fund all costs associated with the applications for prospecting, as well as all costs associated with any granted prospecting rights through to the granting of a mining license. On October 11, 2006, Tshedza was granted the rights to prospect on five of its projects, and on August 28, 2007, on a further project.

ELOFF MINERAL PROPERTY, MPUMALANGA PROVINCE, SOUTH AFRICA

The Eloff Project contains 465 million tones of measured and indicated and 45 million tones of inferred coal resources, primarily opencastable, which could supply a lower-grade coal to the power generating industry and/or be upgraded for local industrial consumption or export. The Eloff Project lies in the western extremity of the Witbank Coalfield, and the surrounding areas support a number of mining operations. The Eloff Project is located to the south of the town of Eloff, in the Mpumalanga Province of South Africa at an elevation of some 1,620 metres above mean sea level.

***(Stated in Canadian Dollars)***

**Nhlalala Mining (Pty) Limited ("Nhlalala") - South Africa**

In March 2006, the Company entered into an agreement to purchase a 50% interest in Nhlalala, with options to acquire a further 1% for ZAR 1.00 and a further 23% at market value. Homeland is required to fund all costs associated with the applications for prospecting, as well as all costs associated with any granted prospecting rights through to the granting of a mining license. On October 11, 2006, Nhlalala was granted the rights to prospect on three of its projects, and on August 28, 2007, on a further project.

**Corpclo 331 (Pty) Ltd. ("Corpclo") - South Africa**

In November 2007, the Company entered into an agreement to purchase Corpclo. The purchase price of ZAR 12 million (approximately $1.5 million) is being settled in two tranches of ZAR 6 million, one of which was paid in November 2007 with the remaining amount due in November 2008. The Company has pledged 50% of the shares of Corpclo as security, until the settlement of the outstanding balance.

NORTHFIELD MINERAL PROPERTY, KWAZULU-NATAL PROVINCE, SOUTH AFRICA

The Northfield Dump Rehabilitation Project is a small coking-quality slurry dump consisting of dried fine tailings from the processing of coal from the now defunct Northfield Colliery. The Project lies in north western Kwa-Zulu Natal Coalfield, and is located close to a number of defunct mining operations. The Northfield Project is located to the north west of the town of Glencoe in the Kwa-Zulu Natal Province of South Africa at an elevation of some 1,380 metres above mean sea level..

Operations have begun and coal sales will be reported in the second quarter of 2008.

## 9. CONVERTIBLE DEBENTURE

On June 12, 2007, the Company entered into a Loan Agreement with GC-Global Capital Corp. The Company borrowed the principal amount of US$2 million through a convertible debenture. On February 28, 2008, GC-Global Capital Corp. exercised their right to convert the principal amount into common shares of the Company at a conversion price of £1.25. This resulted in the issue of 810,250 common shares (pre-share split, see Note 3).

*(Stated in Canadian Dollars)*

## 10. CAPITAL STOCK

(a) **Authorized**

Unlimited number of common shares with no par value.

(b) **Issued**

| | Issued | Amount |
|---|---|---|
| | # | $ |
| **Balance, January 1, 2007** | **23,154,860** | **13,723,931** |
| Exercise of warrants (Note 10(b)(i)) | 3,000,000 | 3,590,124 |
| Exercise of warrants (Note 10(b)(ii)) | 295,000 | 187,325 |
| Private placement (Note 10(b)(iii)) | 3,969,230 | 10,641,396 |
| Acquisition of Pan African Uranium Corp. (Note 10(b)(iv)) | 125,000 | 294,800 |
| Private placement (Note 10(b)(v)) | 670,690 | 2,146,208 |
| Exercise of stock options (Note 10(b)(vi)) | 1,415,000 | 1,090,209 |
| Private placement (Note 10(b)(vii)) | 454,546 | 2,000,002 |
| Valuation of warrants issued on private placement (Note 10(c)) | - | (89,000) |
| Exercise of warrants (Note 10(b)(viii)) | 200,000 | 649,700 |
| Share issue costs | - | (619,016) |
| **Balance, December 31, 2007** | **33,284,326** | **33,615,679** |
| Private placement (Note 10(b)(ix)) | 500,000 | 2,400,000 |
| Valuation of warrants issued on private placement (Note 10(c)) | - | (132,500) |
| Acquisition of shares in Altona Resources Plc(Note 10(b)(x)) | 737,500 | 3,540,000 |
| Conversion of convertible debenture (Note 10(b)(xi)) | 810,250 | 2,143,954 |
| Additional shares issued upon listing (Note 10(b)(xii)) | 260,000 | 829,105 |
| Share issue costs | - | (2,169,105) |
| | **35,592,076** | **40,227,133** |
| Reversal of Homeland Energy Corp. common shares (Note 3) | (35,592,076) | - |
| Homeland Energy Group Ltd. common shares (Note 3) | 7,345,626 | 985,826 |
| Effect of reorganization (Note 3) | (3,672,813) | - |
| New Homeland Energy Group Ltd. common shares issued (Note 3) | 142,368,304 | - |
| **Balance, March 31, 2008** | **146,041,117** | **41,212,959** |

*(Stated in Canadian Dollars)*

(i) On January 16, 2007, the Company received US$2.4 million ($2,795,760) from the exercise of 3,000,000 warrants at $0.80 per common share. The value of these warrants based on their fair value as determined using the Black-Scholes valuation method was $794,364.

(ii) On May 30, 2007, the Company received $88,500 from the exercise of 295,000 warrants at $0.30 per common share. The value of these warrants based on their fair value as determined using the Black-Scholes valuation method was $98,825.

(iii) On June 21, 2007, the Company closed a private offering of 3,969,230 shares at a price of GBP 1.25 per common share, for gross proceeds of £5 million. The Company paid a cash commission equal to 5% on gross proceeds, on certain of the placements, amounting to $473,326.

(iv) Following the acquisition of Pan African Uranium Corp., the Company assumed the task and costs of furthering that company's applications for exploration concessions in Niger. In January 2007, eight exploration concessions were granted whereupon Homeland was required to issue 125,000 shares to a consultant. Homeland Uranium Inc. refunded 50% of the then value of the shares issued.

(v) On August 17, 2007, Homeland closed a private offering of 670,690 common shares at a price of $3.20 per common share, for gross proceeds of $2,146,208. The Company paid a cash commission equal to 5% on gross proceeds, of $105,690.

(vi) Between August and October 2007, former employees and consultants to the Company, as well as certain directors, exercised a total of 1,675,000 stock options, some availing themselves of a cashless exercise option, and received 1,415,000 common shares at an exercise price of US$0.50 per common shares for gross proceeds to the Company of US$212,500 ($265,051). These options had a fair value of $825,158.

(vii) On November 21, 2007, Homeland closed a private offering of 454,546 common shares and 227,273 warrants (see Note 10(c)) at a price of $4.40 per common share, for gross proceeds of $2,000,002. A value of $89,000 was ascribed to these warrants based on their fair value as determined using the Black-Scholes valuation method. The Company paid a cash commission on gross proceeds equal to $40,000.

(viii) In November and December 2007, shareholders of the Company exercised a total of 200,000 warrants at a price of US$2.00 per common share for total gross proceeds of $386,388. The value of these warrants based on their fair value as determined using the Black-Scholes valuation method was $263,312.

(ix) In January 2008, Homeland closed a private offering of 500,000 common shares and 250,000 warrants (see Note 10(c), priced at $4.80 per unit, each whole warrant entitling the holder to purchase one additional common share at a price of $6.00 per common share before May 21, 2009, for gross proceeds of $2,400,000. A value of $132,500 was ascribed to these warrants based on their fair value as determined using the Black-Scholes valuation method. The Company paid a cash commission of $40,000.

***(Stated in Canadian Dollars)***

(x) In February 2008, Homeland issued 737,500 common shares in consideration for the purchase of 44,250,000 common shares of Altona Resources Plc ("Altona") from third parties. The transaction was valued at $3,540,000 based on a price of $4.80 per Homeland common share (or $1.20 post-share split, see Note 3) and a price of 4 pence per Altona common share.

(xi) GC-Global exercised their right to convert their debenture (see Note 9) into common shares of the Company on February 28, 2008. At a conversion price of £1.25 per common share, this resulted in the issue of 810,250 common shares (pre-share split, see Note 3).

(xii) As a result of clauses in earlier private placement subscription agreements, upon the closing of the reverse take-over of Chrysalis Capital IV Corporation and the listing of the common shares of the Company on Toronto Stock Exchange, an additional 260,000 common shares (pre-share split, see Note 3) were issued and $1.3 million cash paid.

(c) **Share purchase warrants**

The fair value of all the warrants issued during the period was estimated using the Black-Scholes option pricing model, with the following assumptions:

| | 2008 | 2007 |
|---|---|---|
| Expected life (years) | **1.5** | 1.5 |
| Expected volatility (%) | **40** | 40 |
| Expected dividends | **0** | 0 |
| Risk-free interest rate (%) | **4** | 4 |

On February 29, 2008, Homeland completed its reverse-takeover of Chrysalis Capital IV Corporation, renamed Homeland Energy Group Ltd. by way of a merger of Homeland Energy Corp. with Chrysalis Capital IV (BVI) Corporation (see Note 3). Concurrently with the closing of this transaction, all outstanding stock options and warrants were adjusted to take into account the four-for-one share split. The following summary sets out the activity in outstanding share purchase warrants in the period:

| | **2008** | | | 2007 | | |
|---|---|---|---|---|---|---|
| | **Number of share purchase warrants #** | **Weighted average exercise price $ per share** | **Fair Value $** | Number of share purchase warrants # | Weighted average exercise price $ per share | Fair Value $ |
| Balance, beginning of year | **227,273** | **$6.00** | **89,000** | 3,495,000 | US$0.83 | 1,156,501 |
| Granted | **250,000** | **$6.00** | **132,500** | 227,273 | $6.00 | 89,000 |
| Exercised | **-** | **-** | **-** | (3,495,000) | US$0.83 | (1,156,501) |
| Adjustment for share split | **(477,273)** | **-** | **-** | - | - | - |
| Adjustment for share split | **1,909,092** | **-** | **-** | - | - | - |
| Balance, end of year | **1,909,092** | **$1.50** | **221,500** | 227,273 | $6.00 | 89,000 |

*(Stated in Canadian Dollars)*

The following table summarizes the share purchase warrants outstanding at March 31, 2008:

| Expiry date | Exercise price per share $ | Warrants outstanding # | Fair Value $ |
|---|---|---|---|
| May 21, 2009 | 1.50 | 1,909,092 | 221,500 |
| | | 1,909,092 | 221,500 |

(d) **Stock options**

Options to purchase common shares of the Company may be granted to directors, officers, employees and consultants. The fair value of all options granted during the period was estimated using the Black-Scholes option pricing model, with the following weighted-average assumptions:

| | 2008 | 2007 |
|---|---|---|
| Expected life (years) | - | 2.5 |
| Expected volatility (%) | - | 100 |
| Expected dividends | - | 0 |
| Risk-free interest rate (%) | - | 4 |

The following summary sets out the activity in outstanding options in the period:

| | 2008 Number of options # | 2008 Weighted average exercise price per share $ | 2008 Fair Value per share $ | 2007 Number of options # | 2007 Weighted average exercise price per share $ | 2007 Fair Value per share $ |
|---|---|---|---|---|---|---|
| Balance, beginning of period | 2,700,000 | 1.41 | 0.80 | 3,725,000 | 0.90 | 0.44 |
| Granted | - | - | - | 800,000 | 2.45 | 0.87 |
| Exercised | - | - | - | (1,675,000) | US$0.50 | 0.49 |
| Cancelled | - | - | - | (150,000) | Market | 0.79 |
| Adjustment for share split | (2,700,000) | - | - | - | - | - |
| Adjustment for share split | 10,800,000 | - | - | - | - | - |
| Homeland Energy Group Ltd. options | 362,500 | 0.40 | 0.07 | - | - | - |
| Balance, end of period | 11,162,500 | 0.36 | 0.21 | 2,700,000 | 1.41 | 0.80 |

(Stated in Canadian Dollars)

## 11. CONTRIBUTED SURPLUS

| | March 31 2008 | December 31 2007 |
|---|---|---|
| | $ | $ |
| Balance, beginning of period | **2,168,687** | 1,624,000 |
| Stock-based compensation | **180,153** | 1,369,845 |
| Stock options exercised | **-** | (825,158) |
| Homeland Energy Group Ltd. options | **27,101** | - |
| Balance, end of period | **2,375,941** | 2,168,687 |

On February 29, 2008, Homeland completed its reverse-takeover of Chrysalis Capital IV Corporation, renamed Homeland Energy Group Ltd. by way of a merger of Homeland Energy Corp. with Chrysalis Capital IV (BVI) Corporation (see Note 3). Concurrently with the closing of this transaction, all outstanding stock options and warrants were adjusted to take into account the four-for-one share split. Included in contributed surplus at the end of the period are the following stock options at valuations determined using the Black-Scholes option pricing model:

| Expiry date | Exercise price per share $ | Options outstanding # | Options vested # | Fair Value (*) $ |
|---|---|---|---|---|
| November 24, 2008 | US$0.125 | 4,000,000 | 4,000,000 | 451,601 |
| February 2, 2009 | US$0.125 | 1,600,000 | 1,600,000 | 171,020 |
| July 25, 2009 | US$0.25 | 400,000 | 400,000 | 189,864 |
| October 28, 2009 | US$0.50 | 400,000 | 400,000 | 186,114 |
| November 1, 2009 | US$0.50 | 1,200,000 | 800,000 | 362,917 |
| March 1, 2010 | US$0.50 | 800,000 | 533,333 | 235,528 |
| August 13, 2010 | US$0.50 | 1,200,000 | 400,000 | 292,500 |
| September 14, 2010 | $0.80 | 400,000 | 133,333 | 118,125 |
| October 2, 2010 | $0.80 | 400,000 | 133,333 | 94,500 |
| December 31, 2010 | $1.10 | 400,000 | 133,333 | 117,396 |
| February 12, 2012 | $0.40 | 362,500 | 362,500 | 27,101 |
| Cancelled options | | | | 129,275 |
| | | 11,162,500 | 8,895,832 | 2,375,941 |

(*) Black-Scholes valuation

*(Stated in Canadian Dollars)*

## 12. RELATED PARTY TRANSACTIONS

(a) During the period, Homeland paid Grove Communications Inc. $39,525 (2007 full year: $161,531) in fees in respect of investor relations, accounting and office administration work undertaken. The owner of Grove Communication Inc. is a director and officer of the company.

(b) During the period, Grove Communications Inc. shared office space with Homeland and contributed $4,701 (2007 full year: Grove Communications Inc. and Homeland Uranium Inc. contributed $25,572.75 and $13,522 respectively) towards the office rent and related facilities.

(c) In South Africa, approximately $32,520 (2007 full year: $147,000) was paid to a company owned by a director and significant shareholder of a subsidiary of the Company, as a retainer for services rendered in respect of the securing of prospecting rights.

Related party transactions are in the normal course of operations and are measured in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

## 13. COMMITMENTS

**Surface Rights**

The Company has entered into agreements to purchase the surface rights at the Kendal Project, near Witbank in South Africa. In the first of such agreements, the purchase price is ZAR 4,800,000 (approximately $690,000) of which ZAR 2,000,000 (approximately $290,000) has already been paid as a deposit. In the second of such agreements, the purchase price of ZAR 1,400,000 (approximately $200,000) remains due and payable.

**Madic Operations**

The Company has agreed to invest ZAR 6.3 million (approximately $910,000) in Madic Operations to capitalize the development of the Madic continuous conveyor system; subject to a formal contract being entered into between the parties that would provide for the terms of repayment of the Company's initial investment, set out that the Company would have the right to purchase future systems at cost, and confirm the Company's equity interest in Madic Operations. Approximately $460,000 of this commitment has been funded to date.

**Management Contracts**

The Company is party to certain management contracts. These contracts contain clauses requiring additional payments be made upon the occurrence of certain events, such as a change of control. With the signing of the Share Purchase Agreement with the GMR Group (see Subsequent Events) on April 9, 2008, the change of control clauses of certain employment contracts were triggered by the granting of the option to the GMR Group to acquire more than 30% of the shares of a material

*(Stated in Canadian Dollars)*

subsidiary of the Company. These clauses provide that in the event of a change in control, either the employee or the Company shall have one year from the date of such change in control to elect to have the employee's appointment terminated; in which event a lump sum termination payment equivalent to 36 months remuneration plus all bonuses paid to the employee within the last 36 months shall be paid within 30 days of such election. A change of control includes the acquisition of an option to acquire shares of a material subsidiary by any person such that after completion of such acquisition such person will be entitled to exercise 30% or more of the votes at a meeting of the shareholders of the material subsidiary. As the likelihood of the particular employees' appointments being terminated is not determinable, the contingent payments have not been reflected in these consolidated financial statements.

A separate contract with the party that introduced the Company to the GMR Group, and who managed the process on behalf of the Company, requires the payment of a 4% finder's fee upon the exercise of each option by the GMR Group and receipt by the Company of the related funds. Each payment will be recognized as it becomes due.

## 14. SUBSEQUENT EVENTS

**Disposition of interest in Homeland Mining & Energy SA (Pty) Ltd.**

On December 15, 2007, Homeland signed a memorandum of understanding (the "MOU") with the GMR Group ("GMR"), setting out the basic terms and conditions upon which the Company would sell up to a 50% voting and participating equity interest in Homeland Mining & Energy SA (Pty) Ltd. ("HMESA"). Upon signing the MOU, Homeland received a payment of US$3,000,000, the liability for which is reflected in accounts payable and accrued liabilities, and transferred to GMR 1% of the shares of HMESA.

On February 8, 2008, the first stage of due diligence review was completed and GMR provided notice that it would exercise its first option, to acquire an additional 4% of the shares of HMESA for a purchase price of US$12,000,000. Closing occurred on April 9, 2008, following the satisfactory negotiation and execution of definitive documentation and the payment of the purchase price. On May 5, 2008, GMR provided notice that it would exercise its second option, to acquire a further 5% of the shares of HMESA for a purchase price of a further US$15,000,000. GMR also has a final option to purchase 40% of the shares of HMESA for either US$125 million, if such option is exercised on or before September 2, 2008, valuing the Company's subsidiary at US$310 million, or US$135 million, if such option is exercised after September 2, 2008 but on or before December 31, 2008 (the "Third Option").

GMR has a right to put the HMESA shares acquired by it under the first and second options back to Homeland prior to December 31, 2008. The purchase price for the shares is equal to the original price paid by GMR and is payable in cash, or at the election of Homeland, in common shares of Homeland at the then prevailing market rates plus a 5% premium.

Homeland has a right to buy back the HMESA shares sold under the first and the second options if GMR does not exercise the Third Option. The purchase price for the shares subject to this buy back right is payable in cash and is equal to the original price paid plus 10% interest accruing as to 50% from the date that the first option was completed and as to 50% from the date that the second option was completed.

The sale to GMR Group incorporates the projects and properties held within Homeland's South African subsidiary, including the Northfield site reclamation project, the Kendal Mine, and the Eloff coal mining project, as well as several exploration projects in South Africa. The transaction excludes Homeland's interests in Homeland Uranium Inc., Altona Resources Plc. and other projects under consideration in southern Africa and elsewhere.

GMR Group is a Bangalore headquartered global infrastructure group with interests in Airports, Energy, Highways and Urban infrastructure as well as in the manufacturing sector, spanning the Agri-business and including Sugar and Ferro alloys. The company is one of the fastest growing infrastructure organizations in India. Employing the Public Private Partnership model, the GMR Group has successfully implemented several infrastructure projects in India. With completion of the development of India's newest airport, the Rajiv Gandi International Airport in Hyderabad, and the modernization and re-development of the Delhi International Airport project well underway, GMR Group has established itself as a frontrunner and pioneer in the core infrastructure areas of the country. GMR's subsidiary, GMR Infrastructure Limited ("GIL"), is a Bombay-listed publicly traded company with a market capitalization in excess of US$6 billion. GIL was formed to fund the capital requirements of the GMR Group's initiatives in the infrastructure sector. GIL is engaged in the development of various infrastructure projects in the power and transportation sectors through several special purpose vehicles.

GMR Group's assets include six power plants, three of which are in production today in Mangalore, Chennai and Andhra Pradesh; six road projects, two of which are in commercial operation and four under development; and two airport projects. The GMR Group plays an active role in all stages of development of all projects, including the supervision of construction services, financing and operation. The GMR Group is also actively engaged in the areas of Education, Health, Hygiene and Sanitation, Empowerment & Livelihoods and Community-Based Programs under its Foundation wing, reaffirming its grass root presence as change agents of society in the field of Corporate Social Responsibility. A dedicated division, the GMR Varalakshmi Foundation, manned by committed professionals, oversees and manages these projects across India.

## 15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.


HOMELAND ENERGY
GROUP LTD.



# HOMELAND ENERGY GROUP LTD.

## Management's Discussion and Analysis

**For the three months ended March 31, 2008**

*(All amounts stated in Canadian dollars, unless otherwise indicated)*

*The interim report, including the consolidated financial statements and this Management's Discussion & Analysis, contains certain "Forward-Looking Statements" that are prospective and reflect management's expectations regarding Homeland Energy Group Ltd's ("Homeland") future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward looking statements. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may", "could", "should" and "will" or the negatives thereof, or similar variations suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. All statements, other than statements of historical fact, included in these documents, including without limitation statements regarding potential mineralization, the quantity and quality of resources and reserves, estimates of future production, unit costs, costs of capital projects, the timing of commencement of operations, exploration results and future plans and objectives of Homeland are forward-looking statements that involve various risks and uncertainties. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Homeland's expectations include, but are not limited to, failure to establish estimated resources and reserves, the quality and recovery of ore to be mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or the failure to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects, general business and economic conditions, industry risks and other factors.*

*Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Homeland undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.*

# HOMELAND ENERGY GROUP LTD.

## Management's Discussion and Analysis

**For the three months ended March 31, 2008**

Introduction

This discussion and analysis of the operating results and financial condition of Homeland Energy Group Ltd. ("**Homeland**", or the "Company") for the three months ended March 31, 2008 should be read in conjunction with the unaudited consolidated financial statements and related notes for the same period, and is intended to provide the reader with a review of the factors that affected the Company's performance during the three months ended March 31, 2008 and the factors reasonably expected to impact future operations and results.

The interim financial statements and related notes of Homeland have been prepared in accordance with accounting principles generally accepted in Canada ("**Canadian GAAP**") and are expressed in Canadian dollars. All amounts in this report are in Canadian dollars, except where otherwise indicated.

*Qualified Person*

The Company's exploration and development programs are carried out under the supervision of Homeland's Chief Operating Officer, Mr. Michael Nell. Mr. Nell is a qualified person, as defined by Canadian National Instrument 43-101, with more than 25 years of experience in the coal exploration, development and mining industry. Mr. Nell is responsible for the geoscientific and technical disclosure contained in this document.

Background and Nature of Business

**Homeland Energy Group Ltd.** (formerly known as Chrysalis Capital IV Corporation) ("Homeland" or the "Company") was incorporated under the *Canada Business Corporations Act* on October 12, 2006. The Company was set up as a capital pool company under the policies of the TSX Venture Exchange (the "Exchange") and was listed on the Exchange on February 12, 2007. Following the closing of the qualifying transaction on February 29, 2008 (see Significant Events and Transactions), the principal business activity of the Company changed to become the acquisition, exploration and development of energy related resource properties in southern Africa.

Homeland Energy Group Ltd. is now a producing coal company, traded on the Toronto Stock Exchange under the symbol "**HEG**", focused on energy exploration and development in Southern Africa. Homeland owns two producing operations - the Kendal Mine near Witbank, South Africa and the Northfield site reclamation project near Dundee, South Africa, an advanced coal development project in South Africa (Eloff), and a number of earlier-stage exploration properties in the provinces of Mpumalanga and Kwa-Zulu Natal.

The Company complies fully with the Black Economic Empowerment requirements of the South African Minerals and Petroleum Resources Development Act through shareholdings by a number of companies owned by historically disadvantaged South Africans in each of the project companies.

The Company is currently negotiating to acquire interests in a number of additional coal properties in eastern South Africa and neighbouring countries, as well as in North America. Homeland is also a significant shareholder of Homeland Uranium Inc., a Canadian company involved in the exploration and development of uranium projects in Niger and the United States. In February 2008, Homeland also acquired a strategic interest in Altona Resources Plc, an AIM listed company that owns a large coal asset in Australia, from third parties.

The Homeland group has offices at:

- 144 Front Street West, Suite 780, Toronto, Ontario, Canada;
- 1 Berkeley Street, Suite 307, London, England; and
- Bureau de Paul Building 3, Corner Nelson Mandela Avenue and Paul Sauer Street, Witbank, South Africa.

Significant Events and Transactions

**Reverse take-over of the Company by Homeland Energy Corp.**

On June 13, 2007, the Company (formerly known as Chrysalis Capital IV Corporation) entered into an agreement with Homeland Energy Corp. pursuant to which the Company agreed to acquire all of the issued and outstanding common shares of Homeland Energy Corp. This transaction constituted a reverse take-over of the Company by Homeland Energy Corp. inasmuch as the former shareholders of Homeland Energy Corp. now own a substantial majority of the outstanding common shares of the Company, and five of the six members of the board of directors of the Company are designees of Homeland Energy Corp.

Homeland Energy Corp. was incorporated as Homeland Uranium Inc. under the laws of Ontario on December 7, 2004 and on September 5, 2006 received authorization from the Ontario Ministry of Consumer and Business Services to apply for continuance into another jurisdiction. On October 12, 2006, the company was continued into the British Virgin Islands as Homeland Energy Corp. On February 29, 2008, Homeland Energy Corp. completed a reverse-takeover of Chrysalis Capital IV Corporation, renamed **Homeland Energy Group Ltd.**, by way of a merger of Homeland Energy Corp. with a wholly-owned subsidiary of Chrysalis Capital IV Corporation. The Merger constituted the Company's qualifying transaction pursuant to the policies of the TSX Venture

Exchange. On March 5, 2008, Homeland's common shares were posted for trading on the **Toronto Stock Exchange** under the symbol "HEG". On April 4, 2008, Homeland Energy Corp. continued to Mauritius with a Category 1 Global Business License.

Prior to the merger, the Company consolidated its common shares on a one-for-two basis and Homeland Energy Corp. split its common shares on a four-for-one basis. Upon the merger, the Company then issued one common share for each common share of Homeland Energy Corp. issued and outstanding immediately prior to the merger. The outstanding options, warrants and other convertible securities of Homeland Energy Corp. are exercisable for common shares of the Company based on the same exchange ratios.

**The "acquisition" of Homeland Energy Group Ltd. (formerly Chrysalis Capital IV Corporation) by Homeland Energy Corp. has been accounted for as a reverse takeover transaction. The consolidated financial statements for the periods ended March 31, 2008 and December 31, 2007 reflect the assets, liabilities and results of operations of Homeland Energy Corp., the legal subsidiary, prior to the reverse takeover and the consolidated assets, liabilities and results of operations of the Company and Homeland Energy Corp. subsequent to the reverse takeover. The consolidated financial statements are issued under the name of the legal parent (the Company), but are deemed to be a continuation of the legal subsidiary (Homeland Energy Corp.).**

**Purchases and Sales of Mineral Properties and Investments**

In February 2008 Homeland issued 737,500 common shares (pre-share split) as consideration for the purchase of 44,250,000 common shares of Altona Resources Plc ("Altona") from third parties. This investment represents a strategic interest in a large coal asset held by a public company listed on the Alternative Investment Market in the United Kingdom. The transaction was valued at $3,540,000 based on a price of $4.80 per Homeland common share (pre-share split) and a price of 4 pence per Altona common share.

**Conversion of Debenture**

On June 12, 2007, the Company entered into a Loan Agreement with GC-Global Capital Corp. The Company borrowed the principal amount of US$2 million through a convertible debenture. On February 28, 2008, GC-Global Capital Corp. exercised its right to convert the principal amount into common shares of the Company at a conversion price of £1.25. This resulted in the issue of 810,250 common shares (pre-share split).

Exploration and Development Update

In situ coal resources, reported according to the requirements of the Canadian National Instrument 43-101:

| Project | Measured (Mt) | Indicated (Mt) | Total M&I (Mt) | Inferred (Mt) |
|---|---|---|---|---|
| Kendal [1] | 8.7 | 0.7 | 9.4 | 25.2 |
| Eloff [2] | 262.0 | 190.0 | 452.0 | 58.0 |
| Grand Total | 270.7 | 190.7 | 461.4 | 83.2 |

Notes: 1. At July 31, 2007, as reported by SRK Consulting (South Africa) (Pty) Ltd.
2. At April 30, 2008, as reported by Gemecs (Pty) Ltd.

**Kendal Mine, Mpumalanga Province, South Africa**

The Kendal Mine is a moderate coal resource, largely minable by open cast methods and represents the first producing mine in Homeland's portfolio of assets. The project area is partly underlying farming (maize and livestock) land, and has historically supported mining operations supplying coal to the local market. The Kendal Mine lies in the west-central region of the Witbank Coalfield, and is expected to begin supplying coal to the power generating industry and the domestic industrial market in South Africa in the second quarter of 2008. The mine is located approximately 100 kilometres east of Johannesburg, near the Kendal Power Station in Mpumalanga Province, at Latitude 26°04′ South, Longitude 28°59′ East, some six kilometres west of the town of Ogies. The elevation of the project is some 1,570 metres above mean sea level.

Activities during 2008 have included:

- Completion of all required civil works supporting the plant infrastructure.
- Final assembly of the new 200 tonne per hour combined drum and cyclone dense medium coal washing plant, built by Derek Parnaby Cyclones International Ltd in the United Kingdom.
- Remaining construction of the crushing and screening plants and run-of-mine tips.
- Fencing of the area, additional landscaping, installation of a slurry pipe line, and upgrading of the main entrance roads.

- Awarding of the mining contract, following a tender process that was overseen by Venn and Milford, a well-respected consulting firm known for their project management and engineering work with coal mines in South Africa. The scope of work was defined as the mining of a minimum of 150,000 run-of-mine tonnes of coal per month up to the point of delivery to the crushing and screening plants. The tender includes the removal of all material above the coal seams, intermediate coal partings between significant seams and subsequent rehabilitation of the mined out area; subject to the standards set by Homeland. The initial duration of the contract is three years, at which time the contract may be re-negotiated or re-tendered.

- Homeland is in the process of securing all necessary surface rights through the purchase of lands covered by the area of interest.

On March 18, 2008, the Company was notified by the South African Department of Minerals and Energy of the granting of the Mining Right in terms of Section 23 of the Mineral and Petroleum Resources Development Act, 2002, (Act 28 of 2002) in respect of Portion 6 of the farm Bankfontein 216 IR and Portions 5 and 10 of the farm Heuvelfontein 215 IR, situated in the magisterial district of Witbank; the Kendal Mine.

Homeland owns 74% of Ferret Coal (Kendal) (Pty) Ltd, the company that made the application, with the remaining 26% owned by local strategic partners in South Africa.

Average In Situ (raw) Coal Qualities associated with the Kendal Mine as at July 31, 2007:

| Seam Name | Calorific Value (MJ/kg) | Ash Content (%) | Volatile Matter (%) | FC (%) |
|---|---|---|---|---|
| No. 4 Seam[1] | 19.52 | 33.2 | 20.9 | 42.2 |
| No. 3 Seam[2] | 25.85 | 17.7 | 27.1 | 51.5 |
| No. 2 Seam[3] | 23.55 | 22.2 | 20.9 | 53.2 |

Notes: 1. Qualities representative of Block D only
2. Qualities representative of Block D only
3. Qualities representative of Blocks C, D and F only

**Eloff Mineral Property, Mpumalanga Province, South Africa [Pre-development Stage]**

The Eloff Project is a significant coal resource, largely mineable by open cast methods, underlying predominantly farming (maize and livestock) land that has historically been considered for supplying a low grade of coal to the local power generating industry. A component of the resource could be upgraded for local industrial consumption or exported. Investigations continue into the feasibility of using the coal as feedstock for a coal-to-liquids process or a dedicated power generating facility (a possible public private partnership). The Eloff Project lies in the western extremity of the Witbank Coalfield, located at Latitude 26°15' South, Longitude 28°42' East, some 10 kilometres to the south of the town of Delmas in Mpumalanga Province of South Africa. The elevation of the project is some 1,600 metres above mean sea level.

Homeland has secured the mineral rights to the Eloff Block (Weilaagte and Welgevonden) by way of Prospecting Right (Protocol Number 141/2006), granted by the Department of Minerals and Energy to Tshedza Mining Resources (Pty) Limited ("Tshedza"). Homeland currently owns 50% of Tshedza, with options to acquire a further 1% for ZAR 1.00, and a further 23% on commercial terms. The Company has submitted an application for a mining right.

The project is located close to a number of current and defunct mining operations. Several prospecting drilling campaigns have been carried out in the area, the most recent being commissioned by Homeland in May 2007. A total of 165 holes were drilled in 2007 over the project area of 4,921.3 hectares, for a total length of 10,312 metres. The majority were coal-bearing with only 10 boreholes, along the edge of a paeleo drainage channel, showing no coal or weathered coal. The drill pattern was set out initially on a 500 metre by 500 metre pattern, designed to supplement the 65 holes drilled in 1980/81 from which results the size of the project was first realized.

In 2008, to date, an additional 136 holes have been drilled while a further 55 holes will be drilled this year as part of the current campaign, within the same area. Once the campaign is complete there will be at least 356 holes, for a borehole density of 1.7 boreholes per 100 hectares. Exploration is carried out using vertical diamond-drilled fully-cored boreholes of a TNW size (60.5 mm core diameter).

In Situ (raw) Coal Qualities associated with the Eloff Block as at April 30, 2008:

| Seam Name | Calorific Value (MJ/kg) | Ash Content (%) | Volatile Matter (%) | FC (%) |
|---|---|---|---|---|
| No. 4 Lower | 18.94 | 41.91 | 23.38 | 41.38 |
| No. 2 | 17.44 | 36.99 | 17.39 | 34.78 |

Note: Coal qualities are based on recent borehole data averages.

An analysis of the washability has shown that through the use of a simple de-stoning process it is possible to upgrade the product as follows. This product could be further beneficiated through a washing process to improve qualities.

Upgraded raw Coal Qualities through a simple de-stoning process:

| Yield (%) | Calorific Value (MJ/kg) | Ash Content (%) | Volatile Matter (%) | Sulphur (%) | Estimated Saleable tonnes |
|---|---|---|---|---|---|
| 70.41 | 20.91 | 27.87 | 21.59 | 0.69 | 359 million |

The resource consists of a series of individual blocks with varying qualities and geological characteristics. This lends itself to selective mining, both within the seams themselves as well as between the various blocks. Mine planning will be critical to the process as it is imperative to extract the maximum recovery in terms of tonnage and quality from this resource. The Company estimates that approximately 85% of the gross in situ mineral resource is suitable for open pit mining.

**Northfield Tailings Reclamation Project, Kwa-Zulu Natal Province, South Africa**

The Northfield Project is a small resource of coking-quality dried fine tailings resulting from the processing of coal at the now defunct Northfield Colliery. The Project lies in the north western Kwa-Zulu Natal Coalfield, and is located close to a number of defunct mining operations. The Northfield Project is located at Latitude 28°08′ South, Longitude 30°08′ East, to the northwest of the town of Glencoe in Kwa-Zulu Natal Province of South Africa. The elevation of the project is some 1,380 metres above mean sea level.

Following the granting of the Mining Permit on November 27, 2007, the Company exercised its option to purchase Corpclo (Pty) Ltd., and in December 2007 paid ZAR 6 million (approximately $920,000) to the former owners against a total purchase price of ZAR 12 million (approximately $1.8 million). The remaining ZAR 6 million has been

accrued and will be paid in December 2008. Homeland now has a 100% interest in the Northfield Project.

Once the mining permit was awarded, site establishment commenced. Initial work included cleaning dams, fixing roads and the removal of alien vegetation. A weighbridge has subsequently been purchased and installed; a site office has been erected; the mining lease area has been fenced; and the mining and security contractors have been appointed and have mobilized to site.

Exploitation of the slurry dump has commenced, a sales contract has recently been concluded and it is anticipated that the resource will be fully exploited by the end of 2009.

**Exploration Projects**

Through its equity interest in Tshedza Mining Resources (Pty) Ltd and Nhlalala Mining (Pty) Ltd, the Company has a 50% interest in the following South African exploration properties. Homeland has an option to increase this interest to 51% in each company, with regulatory approval, through the payment of ZAR 1.00, and a further option to increase its interest to 74% in each company through the purchase of 23% from the Black Economic Empowerment Partner for market value.

*Onbekend*

At Onbekend, Tshedza Mining Resources (Pty) Ltd holds a prospecting license over some 2,864.2 hectares. Resource definition drilling began in 2007 with the drilling of 88 holes totaling 2,885 metres. Of these holes, 16 have been sent to the laboratory with the results received for all of these. Coal seams were identified in all 16 holes. The main coal seam is the C seam, although there is a significant portion of B seam. The B seam ranges from 0.7 metres to 1.83 metres, averaging 1.24 metres. The C seam ranges from 0.4 metres to 1.37 metres, averaging 1.02 metres. The target is excellent quality, low phosphorous metallurgical coal. Following an agreement with the surface rights owner, an additional 25 holes were drilled of which 13 had coal. Results of the analysis of these holes are awaited.

*Vlakvarkfontein (Arbor)*

At Vlakvarkfontein, Nhlalala Mining (Pty) Ltd holds a prospecting license over some 1,117.2 hectares. A total of 805 metres has been drilled in 34 holes, 12 of which were coal bearing; the remainder containing either burnt coal or dolerite, indicative of high intensity dolerite activity. The two major seams found were the No. 4 seam with a thickness of between 0.57 metres and 4.67 metres, with an average of 2.15 metres, and

the No. 2 seam with a thickness of between 1.38 metres and 7.25 metres, with an average of 4.40 metres.

The qualities as received from the laboratory indicate that the coal is of similar quality to the Kendal Mine. As Vlakvarkfontein is located only approximately 13 kilometres from the Kendal Mine, the use of the Kendal processing facility will be considered to treat this coal.

*The Company is also seeking to expand its project base regionally:*

With local partners, Homeland has applied for a mining licence and a prospecting licence for the Mpaka Coal Mine in Swaziland; a large anthracite deposit. The Company was invited to present to, and has had an interview with, the Minerals Management Board in Swaziland. A decision is pending.

The company is currently negotiating for mineral rights in Southern Botswana. In late 2007 Homeland established an office in Gaborone, Botswana as Homeland Mining and Energy Botswana (Pty) Ltd, a Botswanan registered company. A country manager has been appointed to oversee operations from an administrative and commercial perspective, and a vehicle and office furniture and equipment were purchased.

*Madic Conveyor System*

In 2007 Homeland agreed to invest ZAR 6.3 million (approximately $910,000) in Madic Operations to capitalize the development of the Madic continuous conveyor system; subject to a formal contract being entered into between the parties that would provide for the terms of repayment of the Company's initial investment, set out that the Company would have the right to purchase future systems at cost, and confirm the Company's equity interest in Madic Operations.

The design of the system has been completed and construction of the system has commenced with the two main outside manufacturers. An initial installation site has been secured, however a number of changes to the system has delayed commissioning by approximately twelve months. Total funding advanced to date by the Company is approximately $460,000.

# HOMELAND ENERGY GROUP LTD.



Reporting Period

At March 31, 2008, Homeland had net working capital of $2.4 million (December 31, 2007: $4.0 million), including cash and equivalents of $4.4 million (December 31, 2007: $5.9 million). Working capital will be used for exploration and development expenditure as well as to support corporate overheads.

**Exploration Expenditures**

Mineral exploration costs have formed the bulk of the Company's expenditures to date. These costs are set out in the following table:

| | 2008<br>3-months<br>$ | 2007<br>12-months<br>$ | 2006<br>12-months<br>$ | 2005<br>12-months<br>$ |
|---|---|---|---|---|
| *Coal Properties:* | | | | |
| Acquisition costs | - | 1,840,201 | 2,520,246 | - |
| Property costs | - | - | 10,766 | - |
| Management and Consulting | 110,835 | 749,994 | 733,926 | - |
| Drilling and Analysis | 416,569 | 859,130 | - | - |
| Infrastructure and Earthworks | 437,007 | 757,552 | - | - |
| Surveying and Other | 15,943 | 379,875 | 10,610 | - |
| Translation adjustment (non-cash) | 770,006 | 360,930 | (208,096) | - |
| | 1,750,360 | 4,947,682 | 3,067,452 | - |
| *Uranium Properties:* | | | | |
| Acquisition costs | - | 147,400 | 3,527,510 | - |
| Property costs | - | - | 469,974 | 274,344 |
| Management and Consulting | - | 265,358 | 844,197 | 469,832 |
| Drilling and Analysis | - | - | - | - |
| Infrastructure and Earthworks | - | - | - | - |
| Surveying and Other | - | - | 262,460 | 52,983 |
| Translation adjustment | - | - | - | - |
| | - | 412,758 | 5,104,141 | 797,159 |
| Total cost to the Company | 1,750,360 | 5,360,440 | 8,171,593 | 797,159 |

These costs were incurred on the following primary components of the exploration program in the three months ended March 31, 2008:

- An ongoing drilling program at the Eloff Project ($295,334), with 105 holes being drilled, while an additional 25 holes were drilled on the other projects ($121,235). The coal sampled is sent for analysis to Witlab (Pty) Ltd, a coal and mineral analytical laboratory;

- Work on infrastructure and earthworks continued into the first quarter of 2008 at both the Kendal Mine ($284,743), in preparation for the commissioning of the crushing and screening and washing plants in April 2008, and at the Northfield Reclamation Project ($152,264), including preparing the site for exploitation and screening of the peripheral resources; and

- Direct project management and consulting fees amounting to $53,426 at the Kendal Mine, $17,194 at Northfield and $7,687 at Eloff, with a further $32,528 being paid to a company owned by a director and significant shareholder of Tshedza Mining Resources (Pty) Ltd and Nhlalala Mining (Pty) Ltd, as a retainer for services rendered in respect of the securing of prospecting rights. The work included the compilation of mining and related plans, negotiating with the proposed contractors and the supervision of the contractors once appointed. Environmental assessments have begun at Eloff in support of the mining licence application that was submitted in the first quarter of 2008.

The translation loss resulting from the movement in the South African vs. the Canadian currency is as a result of the advancement of funds for the purpose of exploration and development. This component of the translation loss incurred in the period is capitalized to Mineral Properties ($770,006).

**Results of operations**

The net loss for the three months ended March 31, 2008 was $2,811,977, compared with $964,519 in the comparable period of 2007 and $5,186,080 in the full year ended December 31, 2007. Included in the net loss for the three months ended March 31, 2008 was $634,649 (2007: $229,122) of management and administrative services, $372,923 (2007: $185,356) of professional and consulting fees, and $313,609 (2007: $195,493) of travel and accommodation expenses.

Expenditure on management and administrative services has continued to increase significantly with the addition of further staff in South Africa, Canada and London. Directly attributable time of the South African technical staff is charged to the exploration and/or development projects concerned.

The significant cost of professional consultants includes audit fees - in both Canada and South Africa, legal fees - in South Africa, Canada and England (attributable to both the substantial number of legal contracts being concluded in the early stages of the various projects, as well as to the reverse takeover of Chrysalis Capital IV Corporation and sale of an interest in Homeland Mining and Energy SA (Pty) Ltd to the GMR Group), and the fees paid to technical consultants for the Competent Persons Reports associated with the listing of the Company on the Toronto Stock Exchange.

Travel expenses incurred are substantial due to the frequent visits by London and Toronto based management to South Africa, attendance of directors at in-person Board Meetings, and the costs associated with negotiations with potential investors, customers and strategic partners. The escalating investor relations program now adds to the significant travel commitment of senior management.

Significant non-cash components of the net loss for the quarter ended March 31, 2008 included $180,153 for stock-based compensation (2007: $154,500), being the calculated value of the stock options vested during the period, and $738,769 charged to the Income Statement upon the write off of the due diligence costs associated with an investment considered in the South African export industry. A third party offered substantially more than the Company was willing to pay for the investment in question and the Company decided to withdraw from negotiations. The knowledge gained from the time and money invested will, however, benefit the Company in the long-term.

The Company now has 16 full time staff and three part-time students in Witbank (South Africa), five in Toronto (Canada) and three in London (England), and also relies on support from additional part-time consultants. The higher level of exploration and development activities and the resultant expansion of the office facilities and management structure have led to a substantial increase in office and administration expenses, from $48,241 in 2007 to $162,438 in 2008.

In the first quarter of 2008, significant new expenses included transfer agent and filing fees associated with the listing of the Company on the Toronto Stock Exchange ($226,982, compared with $nil in 2007), and investor relations and promotional activities associated with the public status of the Company ($124,903, compared with $16,881 in 2007). The Chief Executive Officer and full time Vice President, Investor Relations have committed significant time to bringing the Company's message to investors in both North America and Europe. The Company attended trade conferences in both North America and Africa in the quarter under review.

Quarterly Information

(In thousands of Canadian dollars, except per share amounts)

| Fiscal Period | Revenue | Net Loss | Net Loss per Share ($) | Total Assets | L.T. Liab. | Dividends |
|---|---|---|---|---|---|---|
| 2008 - Q1 | - | 2,812 | (0.02) | 36,410 | - | - |
| **Total** | - | **2,812** | **(0.02)** | **N/A** | **N/A** | - |
| | | | | | | |
| 2007 - Q4 | - | 1,276 | (0.04) | 33,622 | 1,606 | - |
| 2007 - Q3 | - | 1,553 | (0.06) | 27,716 | 1,553 | - |
| 2007 - Q2 | - | 1,392 | (0.05) | 26,305 | 1,501 | - |
| 2007 - Q1 | - | 965 | (0.04) | 17,319 | - | - |
| **Total** | - | **5,186** | **(0.18)** | **N/A** | **N/A** | - |
| | | | | | | |
| 2006 - Q4 | - | 1,445 | (0.07) | 13,231 | - | - |
| 2006 - Q3 | - | 515 | (0.02) | 13,828 | - | - |
| 2006 - Q2 | - | 248 | (0.01) | 12,830 | - | - |
| 2006 - Q1 | - | 741 | (0.05) | 5,534 | - | - |
| **Total** | - | **2,949** | **(0.15)** | **N/A** | **N/A** | - |
| | | | | | | |
| **2005** | - | **683** | **(0.10)** | **N/A** | **N/A** | - |

The net loss results primarily from corporate overheads, including stock based compensation and the write off of investments and/or mineral projects at which further exploration is not deemed appropriate. Income is generated through interest earned on overnight or short-term deposits.

The general trend of increasing assets has resulted from the Company raising funds from equity investors and investing the bulk of this cash in its exploration and development properties in Africa and in investments, such as Homeland Uranium Inc.

Liquidity

The following table summarizes the Company's cash flows and cash on hand:

| | March 31 2008 $ | December 31 2007 $ | December 31 2006 $ |
|---|---|---|---|
| Cash and equivalents | **4,769,858** | 6,359,321 | 2,370,478 |
| Working capital | **2,360,981** | 3,969,149 | 2,438,197 |
| Cash used in operating activities | **(1,705,074)** | (1,384,628) | (1,698,080) |
| Cash used in investing activities | **(1,763,397)** | (14,470,818) | (5,101,068) |
| Cash provided by financing activities | **1,060,000** | 19,844,289 | 8,626,737 |

Cash used in operating activities during the three months ended March 31, 2008 included administrative expenses and interest income of $1,736,505, compared to $784,216 in the comparable period of 2007. Non-cash working capital generated $31,431 during the period under review, compared to cash absorbed by working capital of $168,634 in the three months ended March 31, 2007.

Cash used in investing activities in the three months ended March 31, 2008 was $1,763,397, compared to $1,614,926 during the three months ended March 31, 2007. Expenditures on exploration and development used $1,790,522 in 2008, compared to $141,868 in 2007 as exploration only began in earnest at the various coal projects in the second quarter of 2007. The Company used $112,202 to fund equipment purchases in the first quarter of 2008, primarily motor vehicles and computer software in South Africa, compared to $241,583 in 2007, while a net $287,835 was recovered from mining contractors in the period under review. Advances to contractors for the construction of equipment to be used on the Company's properties, but owned by the contractors, amounted to $992,671 in the comparable period of 2007.

Cash provided by financing activities was $1,060,000 during the three months ended March 31, 2008 (2007: $4,911,471). In January 2008 Homeland closed an offering of 500,000 units (pre-share split) at a price of $4.80 per unit, each unit consisting of one common share and one-half of one common share purchase warrant, each full purchase warrant exercisable at $6,00 per share (pre-share split) until May 21, 2009. Net of financing costs of $40,000 this generated $2.36 million in cash. The Company, however, paid $1.3 million to settle a penalty based on the timing of the listing of the Company's shares on the Toronto Stock Exchange under an earlier subscription agreement.

Board of Directors and Management

Following completion of the merger between Homeland Energy Group Ltd. (formerly Chrysalis Capital IV Corporation) and Homeland Energy Corp. on February 29, 2008, Robert Munro remained on the board of directors of Homeland Energy Group Ltd. and Tom Griffis, Stephen Coates, Avrom Howard, Neil McLoughlin and Laurence Curtis joined the board of directors. Brief biographies of the directors and officers of the Company were included in the Management's Discussion and Analysis of the results of Homeland Energy Corp. for the year ended December 31, 2007, which is available on www.SEDAR.com. The Company has expanded the management team in London, Toronto and South Africa to include Production and Mine Management, Coal Marketing Sales, Investor Relations and Strategic Planning and Development expertise. With the commissioning of the Kendal Mine, Mr. Hilton Papenfus joined the Company:

**Hilton Papenfus - General Manager, Operations - Homeland Mining and Energy SA (Pty) Ltd.** (responsible for the Kendal Mine)

Mr. Papenfus is a mining engineer with 26 years' experience in opencast and underground coal mining operations and related projects with Anglo Coal, Eyesizewe and Exxaro. As well, Mr. Papenfus has experience as a Business Manager for a commercial explosives company serving the mining industry in South Africa.

Significant Accounting Policies and Estimates

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. These estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

The Company's critical accounting policies are those that affect the financial statements and are summarized in Note 4 of the audited consolidated annual financial statements of Homeland Energy Corp. for the year ended December 31, 2007. Critical accounting policies and estimates in the period included the capitalization of the costs relating to the acquisition, exploration and development of non-producing resource properties and the recognition of impairment of those assets, the valuation of warrants, stock options and tax accounts, contingent liabilities, and the choice of Generally Accepted Accounting Principles ("GAAP").

New accounting pronouncements

CICA issued the following accounting standards effective for the financial years beginning on or after October 1, 2007:

**Sections 3862 and 3863**

Accounting Standards Sections 3862 and 3863, replacing Section 3861, "*Financial Instruments – Disclosures and Presentation*" require disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for a company's financial position and performance; and the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date, and how a company manages those risks. This accounting standard is effective for the Company's 2008 fiscal year.

**Section 1535**

The new Section 1535 "*Capital Disclosures*" requires that a company disclose information that enables users of its financial statements to evaluate the company's objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. This accounting standard is effective for the Company's 2008 fiscal year.

These standards may impact the Company's disclosures provided, but will not affect the Company's consolidated results or financial position.

Risks & Uncertainties

Homeland's business of exploring for and developing coal deposits involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future.

For a more complete description of the uncertainties and risk factors faced by the Company, please refer to the Management's Discussion and Analysis of the audited consolidated annual financial statements of Homeland Energy Corp. for the year ended December 31, 2007, any of which may have a material adverse effect on the results of operations or financial condition of the Company.

**Access to Land**

Several of the Homeland tenements are exploration licences and access to land within the tenement area is dependent upon reaching an equitable access agreement with

landholders and, in the case of coal production, the acquisition or lease of freehold land or similarly reaching an equitable access agreement with landholders. Homeland may be unable to reach agreement with landowners to enter property for intended exploration, such as drilling programs, or for mining activities on terms favorable to Homeland or at all.

Nature of Mineral Exploration and Development Projects

The exploration for and development of coal deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. There can be no guarantee that the estimates of quantities and qualities of coal disclosed will be economically recoverable. With all mining operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions. Coal exploration is speculative in nature and there can be no assurance that any coal discovered will result in an increase in the Company's resource base.

Homeland's operations will be subject to all of the hazards and risks normally encountered in the exploration, development and production of coal. These include unusual and unexpected geological formations, formation pressures, fires, power failures, flooding, explosions, cave-ins, landslides, the inability to obtain suitable or adequate equipment or machinery, labour disputes, or adverse weather conditions, and other conditions involved in the extraction of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although precautions to minimize risk will be taken, operations are subject to hazards that may result in environmental pollution and consequent liability that could have a material adverse impact on the business, operations and financial performance of the Company.

Certain of Homeland's properties are in the exploration stage and at present do not have a known commercial coal deposit. Proposed prospecting programs are in some cases an exploratory search to define such a deposit and in other cases designed to increase the confidence in or expand the current coal resource estimates. The long-term profitability of Homeland's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors that are beyond the control of Homeland.

In the event Homeland is fortunate enough to define a coal deposit, the economics of commercial production depend on many factors, including the cost of operations, the size of the deposit and quality of the coal, proximity to infrastructure, financing costs and Government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of coal and environmental protection.

The effects of these factors cannot be accurately predicted, but any combination of these factors could adversely affect the economics of commencement or continuation of commercial production.

Success in establishing reserves is a result of a number of factors, including the quality of management, Homeland's level of geological and technical expertise, the quality of land available for exploration and development, the availability of suitable contractors, and other factors. Substantial expenditures are required to establish reserves through drilling, to determine the optimal metallurgical process and to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of resources or reserves.

**Governmental Regulations, Licences and Permits**

The activities of Homeland, and its subsidiary and affiliated companies, are subject to government approvals, and various laws and regulations governing Black Economic Empowerment and the repatriation of funds in South Africa, prospecting, development, land resumptions, production taxes, labour standards and occupational health, mine safety, toxic substances and other matters, including issues affecting local previously disadvantaged populations. Although the Company believes that its activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail development or production. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a material adverse impact on the business, operations and financial performance of the Company. Further, the mining licenses and permits issued in respect of its projects may be subject to conditions which, if not satisfied, may lead to the revocation of such licenses. In the event of revocation, the value of the Homeland's investments in such projects may decline.

Homeland's exploration and development activities require permits from various government authorities, and are subject to extensive state, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, currency movements, labour standards, occupational health and safety, mine safety and other matters. The governing laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly.

Homeland draws on the expertise and commitment of its management team, their advisors, its employees and contractors to ensure compliance with current laws and fosters a climate of open communication and co-operation with regulatory bodies. To

the extent such approvals are required and not obtained, Homeland's planned exploration and development activities may be delayed, curtailed, or cancelled entirely.

Homeland believes that it holds, has applied for, or has the capability of applying for when appropriate all necessary licences, rights and permits under applicable laws and regulations, and believes it is presently complying in all material respects with the terms of such licenses and permits. There is no assurance that future changes in such regulation, if any, will not adversely affect Homeland's operations.

In the ordinary course of business, Homeland is required to obtain or renew governmental permits for the operation and expansion of existing mining operations or for the development, construction and commencement of new mining operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions, which often involves public hearings and costly undertakings. The duration and success of Homeland's efforts to obtain or renew permits are contingent upon many variables not within the Company's control, including the interpretation of applicable requirements implemented by the permitting authority. Homeland may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what Homeland believes it can recover from the property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could have a material adverse effect on Homeland's operations and profitability.

Use of Financial Instruments

In fiscal 2008, the Company did not enter into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. The principal financial instruments affecting the Company's financial condition and results of operations are currently its cash, amounts receivable and prepayments, long-term advances, and accounts payable and accrued liabilities. The Company is subject to foreign currency exposure, as certain of its cash is retained in non-Canadian dollar denominated instruments.

Related Party Transactions

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(a) During the period, the Company paid Grove Communications Inc. $39,525 (2007: $161,531) in consulting and administration fees and in respect of investor relations

work undertaken. The owner of Grove Communication Inc. is a director and officer of the company.

(b) During the period Grove Communications Inc. shared office space with Homeland and contributed $4,701 (2007: Grove Communications Inc. and Homeland Uranium Inc. contributed $25,572.75 and $13,522 respectively) towards the office rent and related facilities.

(c) In South Africa, approximately $32,520 (2007: $147,000) was paid to a company owned by a director and significant shareholder of a subsidiary of the Company, as a retainer for services rendered in respect of the securing of prospecting rights.

Contractual Obligations and Commitments

**Surface Rights**

The Company has entered into agreements to purchase the surface rights at the Kendal Project, near Witbank in South Africa. In the first of such agreements, the purchase price is ZAR 4,800,000 (approximately $690,000) of which ZAR 2,000,000 (approximately $290,000) has already been paid as a deposit. In the second of such agreements, the purchase price of ZAR 1,400,000 (approximately $200,000) remains due and payable.

**Madic Operations**

The Company has agreed to invest ZAR 6.3 million (approximately $910,000) in Madic Operations to capitalize the development of the Madic continuous conveyor system; subject to a formal contract being entered into between the parties that would provide for the terms of repayment of the Company's initial investment, set out that the Company would have the right to purchase future systems at cost, and confirm the Company's equity interest in Madic Operations. Approximately $460,000 of this commitment has been funded to date.

**Management Contracts**

The Company is party to certain management contracts. These contracts contain clauses requiring additional payments be made upon the occurrence of certain events, such as a change of control. With the signing of the Share Purchase Agreement with the GMR Group (see Subsequent Events) on April 9, 2008, the change of control clauses of certain employment contracts were triggered by the granting of the option to the GMR Group to acquire more than 30% of the shares of a material subsidiary of the Company. These clauses provide that in the event of a change in control, either the employee or the Company shall have one year from the date of such change in control to elect to have the employee's appointment terminated; in which event a lump sum termination payment equivalent to 36 months remuneration plus all bonuses paid to the employee

within the last 36 months shall be paid within 30 days of such election. A change of control includes the acquisition of an option to acquire shares of a material subsidiary by any person such that after completion of such acquisition such person will be entitled to exercise 30% or more of the votes at a meeting of the shareholders of the material subsidiary. As the likelihood of the particular employees' appointments being terminated is not determinable, the contingent payments have not been reflected in these consolidated financial statements.

A separate contract with the party that introduced the Company to the GMR Group, and who managed the process on behalf of the Company, requires the payment of a 4% finder's fee upon the exercise of each option by the GMR Group and receipt by the Company of the related funds. Each payment will be recognized as it becomes due.

Off-Balance Sheet Arrangements and Contingent Liabilities

The Company has no off-balance sheet arrangements or contingent liabilities, not already discussed above.

Multilateral Instrument 52-109 Disclosure

**Internal controls over financial reporting**

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of the Company's financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the fair presentation of published financial statements. Internal control over financial reporting includes:

- maintaining records that in reasonable detail accurately and fairly reflect the transactions of the Company;
- providing reasonable assurance that transactions are recorded as necessary for the preparation of financial statements in accordance with GAAP;
- providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the board of directors; and
- providing reasonable assurance that the unauthorized acquisition, use or disposition of assets that could have a material effect on the Company's financial statements would be prevented or detected on a timely basis.

The Chief Executive Officer and Chief Financial Officer, together with the other members of management, after having designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting in accordance with the issuer's GAAP as of March 31, 2008, have not identified any material changes to the Company's internal control over financial reporting that would materially affect, or is reasonably likely to materially affect the Company's internal control over financial reporting.

## Outlook

Homeland's pipeline of prospects at different stages of development offers a well-balanced portfolio of quality exploration and development prospects. The Company's medium term goal is to develop into a mid-tier coal producer, while maintaining a significant strategic investment in a new global uranium prospect, Homeland Uranium Inc.

With the completion of the Independent Technical Report on the Eloff Project, Homeland will proceed with a feasibility study and the compilation of a mining plan for Phase One of Eloff production; production, anticipated to be 6 million tonnes per year (500,000 tonnes per month) should be in operation by 2010. Capital costs for Phase One will include the construction of crushing and screening facilities, a washing facility and the infrastructure required to transport the final coal products. Homeland submitted the application for a mining licence for Eloff in January 2008 and anticipates a 12 to 15-month interval as the application is reviewed by the South African Department of Minerals and Energy.

Environmental assessments and mine planning will also take place at the more advanced of the exploration projects, with a further two exploration projects expected to move to feasibility stage.

On March 5, 2008 Homeland listed on the Toronto Stock Exchange by way of the reverse take-over of Chrysalis Capital IV Corporation, a Capital Pool Company listed on the TSX Venture Exchange. Consideration will still be given to dual listing of the Company's securities on the Alternative Investment Market of the London Stock Exchange and/or on the Johannesburg Stock Exchange in South Africa in 2008.

For additional information, please refer to the Company's website at www.homelandenergygroup.com.

Subsequent Events

**Disposition of interest in Homeland Mining & Energy SA (Pty) Ltd.**

On December 15, 2007, Homeland signed a memorandum of understanding (the "MOU") with the GMR Group ("GMR"), setting out the basic terms and conditions upon which the Company would sell up to a 50% voting and participating equity interest in Homeland Mining & Energy SA (Pty) Ltd. ("HMESA"). Upon signing the MOU, Homeland received a payment of US$3,000,000, the liability for which is reflected in accounts payable and accrued liabilities, and transferred to GMR 1% of the shares of HMESA.

On February 8, 2008, the first stage of due diligence review was completed and GMR provided notice that it would exercise its first option, to acquire an additional 4% of the shares of HMESA for a purchase price of US$12,000,000. Closing occurred on April 9, 2008, following the satisfactory negotiation and execution of definitive documentation and the payment of the purchase price. On May 5, 2008, GMR provided notice that it would exercise its second option, to acquire a further 5% of the shares of HMESA for a purchase price of a further US$15,000,000. GMR also has a final option to purchase 40% of the shares of HMESA for either US$125 million, if such option is exercised on or before September 2, 2008, valuing the Company's subsidiary at US$310 million, or US$135 million, if such option is exercised after September 2, 2008 but on or before December 31, 2008 (the "Third Option").

GMR has a right to put the HMESA shares acquired by it under the first and second options back to Homeland prior to December 31, 2008. The purchase price for the shares is equal to the original price paid by GMR and is payable in cash, or at the election of Homeland, in common shares of Homeland at the then prevailing market rates plus a 5% premium.

Homeland has a right to buy back the HMESA shares sold under the first and the second options if GMR does not exercise the Third Option. The purchase price for the shares subject to this buy back right is payable in cash and is equal to the original price paid plus 10% interest accruing as to 50% from the date that the first option was completed and as to 50% from the date that the second option was completed.

The sale to GMR Group incorporates the projects and properties held within Homeland's South African subsidiary, including the Northfield site reclamation project, the Kendal Mine, and the Eloff coal mining project, as well as several exploration projects in South Africa. The transaction excludes Homeland's interests in Homeland Uranium Inc., Altona Resources Plc. and other projects under consideration in southern Africa and elsewhere.

GMR Group is a Bangalore headquartered global infrastructure group with interests in Airports, Energy, Highways and Urban infrastructure as well as in the manufacturing sector, spanning the Agri-business and including Sugar and Ferro alloys. The company is one of the fastest growing infrastructure organizations in India. Employing the Public Private Partnership model, the GMR Group has successfully implemented several infrastructure projects in India. With completion of the development of India's newest airport, the Rajiv Gandi International Airport in Hyderabad, and the modernization and re-development of the Delhi International Airport project well underway, GMR Group has established itself as a frontrunner and pioneer in the core infrastructure areas of the country. GMR's subsidiary, GMR Infrastructure Limited ("GIL"), is a Bombay-listed publicly traded company with a market capitalization in excess of US$6 billion. GIL was formed to fund the capital requirements of the GMR Group's initiatives in the infrastructure sector. GIL is engaged in the development of various infrastructure projects in the power and transportation sectors through several special purpose vehicles.

GMR Group's assets include six power plants, three of which are in production today in Mangalore, Chennai and Andhra Pradesh; six road projects, two of which are in commercial operation and four under development; and two airport projects. The GMR Group plays an active role in all stages of development of all projects, including the supervision of construction services, financing and operation. The GMR Group is also actively engaged in the areas of Education, Health, Hygiene and Sanitation, Empowerment & Livelihoods and Community-Based Programs under its Foundation wing, reaffirming its grass root presence as change agents of society in the field of Corporate Social Responsibility. A dedicated division, the GMR Varalakshmi Foundation, manned by committed professionals, oversees and manages these projects across India.

Supplement to the Financial Statements

**Critical Exchange Rates**

The most important exchange rate to impact on the Company's business is the South African Rand ("ZAR") relative to the Canadian Dollar, as operating expenditure at a project level is largely ZAR based. The following are the $1.00 to ZAR exchanges rates on a quarterly basis (source: Bank of Canada):

| | |
|---|---|
| January 2, 2007 | 5.9102 |
| April 2, 2007 | 6.3012 |
| July 3, 2007 | 6.5746 |
| October 1, 2007 | 6.9156 |
| December 31, 2007 | 6.9444 |
| March 31, 2008 | 7.9239 |
| May 9, 2008 | 7.6805 |

**Outstanding Share and Option Data**

As at May 11, 2008, the following items were issued and outstanding:

- 146,241,159 common shares;
- 10,817,500 stock options at an average price of $0.36 per common share, maturing at various dates until February 12, 2012;
- 164,688 agent options with an exercise price of $0.40 per common share, expiring on February 15, 2009;
- 36,250 charity options with an exercise price of $0.40 per common share, until the earlier of February 12, 2012 and the 90th day from the date that the Charity ceases to be an Eligible Charitable Organization; and
- 1,909,092 share purchase warrants with an exercise price of $1.50 per common share and an expiry date of May 21, 2009.

May 12, 2008

## Form 52-109F2 - Certification of Interim Filings

I, **Stephen Coates** as **Chief Executive Officer** of **Homeland Energy Group Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of **Homeland Energy Group Ltd.**, (the issuer) for the interim period ending **March 31, 2008**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 12, 2008

*"Signed" Stephen Coates*

**Stephen Coates**
Chief Executive Officer

**Form 52-109F2 - Certification of Interim Filings**

I, **Stephen Woodhead** as **Chief Financial Officer** of **Homeland Energy Group Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of **Homeland Energy Group Ltd.**, (the issuer) for the interim period ending **March 31, 2008**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 12, 2008

*"Signed" Stephen Woodhead*

**Stephen Woodhead**
Chief Financial Officer


HOMELAND ENERGY
GROUP LTD.



## News Release

# Homeland Energy Group Enters into Exclusivity Agreement with United States Central Appalachian Coal Producer

**- Positions the company for increased growth for 2009**
**- Potential acquisition is in line with Homeland Energy's growth strategy**

**Toronto, Canada (June 3, 2008) - Homeland Energy Group Ltd. (TSX:HEG)** ('Homeland' or 'the Company') has entered into a letter agreement giving the Company an exclusive right to negotiate a binding 'purchase and sale agreement' for the purchase of a producing coal operation located in the Central Appalachian Coal Basin of the eastern United States. The Company expects this transaction, if taken to completion, to be accretive to Homeland within the first year. It would represent a material addition to the Company's current operations in southern Africa.

"We are very excited by the quality of this asset and feel confident about its fit with the company's overall strategic plan." commented Stephen Coates, President and CEO. "Increasing our production profile and diversifying geographic exposure is a key complement to our own organic growth in southern Africa."

The operations have met Homeland's preliminary due diligence requirements and as such, the Company has executed its option under the letter agreement for the exclusive right for 90 days to conduct full due diligence on the property and to complete a binding purchase and sale agreement. In consideration for this exclusive right, Homeland has made a non-refundable deposit of US$500,000, which would go toward the purchase price.

**Homeland Energy Group Ltd**. is a producing coal company, traded on the Toronto Stock Exchange under the symbol "**HEG**". The company is focused on energy exploration and development in Southern Africa. Homeland owns two producing operations – the Kendal Mine near Witbank, South Africa and the Northfield site reclamation project near Dundee, South Africa as well as an advanced development coal project in South Africa (Eloff coal mining project) and a number of early-stage

exploration properties in the provinces of Mpumalanga and Kwa-Zulu Natal. The Company is currently negotiating to acquire interests in a number of additional coal properties in eastern South Africa and neighbouring countries. Homeland is also a significant shareholder in Homeland Uranium Inc., a Canadian uranium exploration and development company focused on projects in Niger and the United States, and has several other global strategic investments. Homeland Energy Group Ltd. began trading on the Toronto Stock Exchange on March 5, 2008 and currently has 151,025,267 common shares issued and outstanding.

For further information, please contact:
Naomi Nemeth, VP, Investor Relations
T: +1 416 506 1979
E: nnemeth@homelandenergygroup.com

Or

Stephen Coates, President and Chief Executive Officer
T: +44 20 7016 9881
E: scoates@homelandenergygroup.com

Please visit www.homelandenergygroup.com

# "REPORTING PACKAGE"

## Change of Auditor Notice

Effective May 31, 2008, Deloitte & Touche LLP, Chartered Accountants ("Deloitte & Touche") were informed that they would not be re-appointed as auditors of the Corporation and that the Board of Directors had approved a proposal to engage, with immediate effect, the accounting firm of MCGOVERN, HURLEY, CUNNINGHAM, LLP, Chartered Accountants as auditors for the Corporation for the year ended December 31, 2008. The Corporation will ask that the shareholders of the Corporation approve the appointment of MCGOVERN, HURLEY, CUNNINGHAM, LLP, Chartered Accountants at the next annual meeting of the shareholders of the Corporation.

During Deloitte & Touche's appointment, there were no disagreements with Deloitte & Touche on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or any reportable events.

Deloitte & Touche did not have any reservation in their auditor's report on the financial statements of the Corporation for the most recently completed fiscal year, or for any period subsequent thereto for which an audit report was issued and preceding the termination of Deloitte & Touche. Mintz and Partners LLP, Chartered Accountants, who was the auditor of the Corporation since its incorporation in 2006 up until the appointment of Deloitte & Touche due to a merger of the accounting practices, did not have any reservation in their auditor's report on the financial statements of the Corporation for the preceding fiscal period, or for any period subsequent thereto for which an audit report was issued and preceding the merger of Mintz and Partners LLP, Chartered Accounts' accounting practice with Deloitte & Touche.

The Corporation has requested Deloitte & Touche and MCGOVERN, HURLEY, CUNNINGHAM, LLP, Chartered Accountants to each furnish a letter addressed to the securities administrators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

It is the Corporation's opinion that there have been no reportable events within the two most recently completed fiscal years or for any period subsequent thereto for which an audit report was issued.

DATED as of this 31st day of May, 2008.

**HOMELAND ENERGY GROUP LTD.**

*"signed" Stephen Woodhead*
Name: Stephen Woodhead
Title: Chief Financial Officer

# Deloitte.



**Mintz & Partners**
1 Concorde Gate
Suite 200
Toronto, ON M3C 4G4
Canada

Tel: 416-391-2900
Fax: 416-391-2748
www.deloitte.ca

June 5, 2008

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs/Mesdames:

**Re: HOMELAND ENERGY GROUP LTD. (the "Corporation")**

Pursuant to Section 4.11, Paragraph (5)(a)(ii)(B) of National Instrument 51-102, we hereby confirm our agreement with the information contained in the Change of Auditor Notice sent to us by the Corporation dated May 31, 2008. This confirmation is based on our knowledge of the information at this date.

Yours very truly,

**DELOITTE & TOUCHE LLP, CHARTERED ACCOUNTANTS**

Deloitte & Touche LLP

Chartered Accountants

MHC McGovern, Hurley, Cunningham, LLP
Chartered Accountants

June 5, 2008

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs/Mesdames:

**Re: HOMELAND ENERGY GROUP LTD. (the "Corporation")**

Pursuant to National Instrument 51-102, we hereby confirm that we have read the Change of Auditor Notice of the Corporation dated May 31, 2008 and are in agreement with the statements contained in such Notice.

Yours very truly,

McGOVERN, HURLEY, CUNNINGHAM, LLP

McGovern, Hurley, Cunningham, LLP

Chartered Accountants
Licensed Public Accountants

/LB
F:\DATA\H\Homeland Energy Group Ltd\NI 51-102 - change of auditor.doc

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

END.